Form 10-K, Exhibit 13
period 1993-12-31
SUN CO INC
filed 1994-03-03
CIK 95304

                                                  EXHIBIT 13

FINANCIAL SECTION -- CONTENTS

Selected Financial Data                                        25
Management's Discussion and Analysis                           26
Consolidated Statements of Income                              41
Consolidated Balance Sheets                                    42
Consolidated Statements of Cash Flows                          43
Consolidated Statements of Changes in Stockholders' Equity     44
Notes to Consolidated Financial Statements                     45
Reports of Management and of Independent Accountants           62
Supplemental Financial and Operating Information               63
Quarterly Financial Information                                76
Cash Flow Information                                          77
Market for Sun Company, Inc. Stock and
  Related Security Holder Matters                              77
Profile of Sun Businesses, 1993                 Inside Back Cover




SELECTED FINANCIAL DATA
(Millions of Dollars Except Per Share Amounts)

                                1993      1992        1991     1990      1989
- ------------------------------------------------------------------------------
For the Years Ended December 31:
Sales and other operating
  revenue (including
  consumer excise taxes)      $9,180   $10,445     $11,493  $12,573   $10,494
Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle*         $283**   $(317)***   $(130)+   $190      $110
Income (loss) from dis-
  continued operations++         $--       $19       $(257)      $9      $(12)
Cumulative effect of change
  in accounting principle+++      $5     $(261)        $--      $30       $--
Net income (loss)*              $288**   $(559)***   $(387)+   $229       $98
Return on average
  stockholders' equity         14.8%   (24.3)%     (13.0)%     7.0%      3.0%
Income (loss) per share of
  common stock from continuing
  operations before cumulative
  effect of change in
  accounting principle         $2.65    $(2.98)     $(1.23)   $1.78     $1.03
Net income (loss) per share
  of common stock              $2.70    $(5.26)     $(3.65)   $2.14      $.92
Cash dividends per share
  of common stock              $1.80     $1.80       $1.80    $1.80     $1.80
Capital expenditures            $612      $530        $615     $637      $599

At December 31:
Cash and cash equivalents
  and short-term investments    $118      $179        $363     $288      $408
Total assets                  $5,900    $6,071      $7,017   $7,852    $7,647
Long-term debt                  $726      $792        $852     $832      $887
Long-term debt to long-term
  capitalization#              26.8%     29.5%       24.0%    20.3%     21.4%
Stockholders' equity          $1,984    $1,896      $2,696   $3,274    $3,254
Common stockholders'
  equity per share            $18.60    $17.82      $25.41   $30.81    $30.46
- ------------------------------------------------------------------------------

  *Includes impact of $12, $456, $103 and $103 million after-tax provisions for write-down of assets and other matters in 1993, 1992, 1991 and 1989, respectively. (See Note 2 to the consolidated financial statements.)

 **Includes impact of a $121 million after-tax gain on divestments.  (See
   Note 2 to the consolidated financial statements.)

***Includes impact of a $117 million after-tax gain on Iranian litigation settlement. (See Note 3 to the consolidated financial statements.)

  +Includes impact of a $78 million after-tax provision for environmental remediation work at various domestic refining and marketing sites.

 ++Consists of income (loss) from coal and real estate development operations prior to the adoption of plans to dispose of these businesses. In 1991, includes after-tax provisions for write-down of assets in coal and real estate operations of $21 and $93 million, respectively, and an estimated $130 million after-tax loss on disposition of real estate operations. (See Note 2 to the consolidated financial statements.) In 1989, includes after-tax provision for write-down of assets in coal of $74 million.

+++Consists of impact of the cumulative effect of a change: in the method of accounting for income taxes in 1993; in the method of accounting for postretirement health care and life insurance benefits in 1992; and in the method of accounting for refinery turnaround costs in 1990. (See
   Note 7 to the consolidated financial statements.)

  #Long-term capitalization consists of long-term debt and stockholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STRATEGIC ACTIONS

During October 1992, the Company announced a new strategic direction for Sun. This strategy focuses on growth in Sun's branded gasoline marketing (primarily in the northeastern United States), lubricants, chemicals and logistics businesses and international oil and gas production activities (primarily in the U.K. North Sea). Since the adoption of the plan, the following strategic initiatives have been implemented:

. Sun has begun conversions of its existing ATLANTIC(R) gasoline outlets to SUNOCO(R) and its SUNOCO FOOD MARKET(R) convenience stores to APLUS(R). These conversions are expected to be completed by year-end 1995.

. Sun has acquired 23 gasoline outlets primarily in western Massachusetts and has secured a 12-year contract to supply 21 high-volume service stations along the Pennsylvania Turnpike.

. Sun has reconfigured its Tulsa refinery and modified its Yabucoa, Puerto
  Rico refinery to emphasize lubricants manufacturing capability.

. Sun has purchased a 126-mile crude oil pipeline in Ohio and Michigan which provides midwestern refineries, including Sun's Toledo refinery, access to Canadian crude oil.

. Sun has essentially completed the withdrawal from oil and gas exploration activities outside of Canada and has sold certain exploration properties in the U.K. North Sea and production properties in Dubai.

. Sun has acquired additional oil producing interests in the U.K. North
  Sea.

. Sun has reduced its ownership interest in Suncor Inc., the Company's
  Canadian petroleum subsidiary, from 68 percent to 55 percent. In addition, Suncor has converted to a more flexible and efficient truck-and-shovel method of mining oil sands.

. Sun has completed the sale of its western U.S. coal operations and continues to actively pursue the sale of its remaining eastern U.S. coal and cokemaking operations.

. Sun has significantly reduced its real estate portfolio and continues to actively pursue a program of controlled disposition of its remaining real estate investments.

The $163 million increase in earnings before special items in 1993 was largely attributable to the implementation of these strategic actions and ongoing cost reduction efforts. Additional information regarding these actions is contained in the Analysis of Earnings Profile of Sun Businesses which follows.

RESULTS OF OPERATIONS

EARNINGS PROFILE OF SUN BUSINESSES (AFTER TAX)
(Millions of Dollars)

                                                1993        1992*       1991*
- ------------------------------------------------------------------------------
Fuels:
  Wholesale fuels                               $(49)      $ (91)      $ (12)
  Branded marketing                               92          76          22
Lubricants:
  Lubes                                           50          64          64
  Related fuels                                  (32)        (55)        (50)
Chemicals                                         13          28          38
Logistics                                         56          47          43
International exploration and production:
  Exploration                                     --         (41)        (77)
  Production                                      73          50          39
Canada (Suncor):**
  Exploration and production                       5           7           1
  Oil sands                                       28           9          30
  Refining and marketing                           9           2          19
  Corporate expenses***                           (6)        (10)         --
  Net financing expenses                          (3)         (3)         (3)
                                                ----        ----        ----
    Total Canada (Suncor)                         33           5          47
Corporate:
  Corporate expenses                             (18)        (19)        (38)
  Net financing expenses                         (25)        (34)        (25)
- ------------------------------------------------------------------------------
                                                 193          30          51
Gain (loss) on sale of Suncor stock               19          (8)         --
Gain on divestment of exploration and
    production properties                         80          --          --
Iranian litigation settlement                     --         117          --
Provision for write-down of assets
    and other matters                            (12)       (456)       (103)
Accrual for environmental remediation             --          --         (78)+
Income (loss) from operations held for sale:
  Coal                                             2++        19          (2)
  Real estate                                      1++        --        (255)
Cumulative effect of change in
  accounting principle                             5        (261)         --
- ------------------------------------------------------------------------------
Consolidated net income (loss)                  $288       $(559)      $(387)
- ------------------------------------------------------------------------------
  *Restated to conform to 1993 presentation.
 **Sun reduced its ownership interest in Suncor from 75 percent to approximately 68 percent in March 1992 and to 55 percent in May 1993. ***Includes consolidation adjustments.
  +Represents accrual for environmental remediation work at various domestic refining and marketing sites recorded in the third quarter of 1991.
 ++Consists of fourth quarter 1993 income from operations held for sale.
   See further discussion under "Analysis of Earnings Profile of Sun
   Businesses".

                      ID: GRAPHIC -- STAIRSTEP CHART

IMPROVEMENT IN INCOME
BEFORE SPECIAL ITEMS
IN MILLIONS OF DOLLARS


1992 INCOME              solid vertical rule connecting to the number --  30
Market Change       screened box with an arrow descending from number -- (17)
International Exploration  screened box with arrow ascending to number -- 41
International Production   screened box with arrow ascending to number -- 48
U.S. Refinery Operations   screened box with arrow ascending to number -- 35
Suncor                     screened box with arrow ascending to number -- 35
Other                      screened box with arrow ascending to number -- 21
1993 INCOME              solid vertical rule connecting to the number -- 193

ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

In 1993, Sun Company, Inc. and its subsidiaries recorded net income of $288 million, or $2.70 per share of common stock compared to a net loss of $559 million, or $5.26 per share in 1992 and a net loss of $387 million, or $3.65 per share in 1991. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun's income was $193 million in 1993, compared to $30 million in 1992 and $51 million in 1991.

The $163 million increase in earnings before special items in 1993 was largely attributable to significant changes in the cost and operating structures of Sun's various businesses. These changes were made by the Company in connection with the implementation of its October 1992 strategic plan. The higher results in 1993 were achieved despite market conditions which did not change significantly from 1992 as declines in crude oil prices and some product markets (wholesale gasoline, petrochemical and lubricant products) were largely offset by favorable changes in other product markets (branded gasoline, asphalt and residual fuels).

The $21 million decrease in earnings before special items in 1992 compared to 1991 was primarily due to significantly lower wholesale fuels margins and a decline in earnings at Suncor resulting largely from lower synthetic crude oil prices and volumes and lower margins on refined product sales. Partially offsetting these negative factors were higher earnings in International Exploration and Production and lower corporate administrative expenses.

See individual businesses below for a more detailed discussion of the key factors affecting Sun's income.

FUELS -- Sun's domestic Fuels business consists primarily of the acquisition and refining of crude oil and its derivatives at refineries located in Marcus Hook, PA, Philadelphia, PA and Toledo, OH and the sale of petroleum products produced at these refineries, including gasoline, middle distillates, jet fuel, residual fuel oil and asphalt. Income(loss) from operations at these refineries and from the sale of such petroleum products to wholesale, commercial, governmental and industrial customers are reflected in the Wholesale Fuels business, while income(loss) from the retail sale of gasoline and middle distillates under the SUNOCO(R) and ATLANTIC(R) brands in the United States and from domestic convenience-store operations are reflected in the Branded Marketing business.

WHOLESALE FUELS
                                                     1993     1992      1991
- ------------------------------------------------------------------------------
Losses (millions of dollars)                         $(49)    $(91)     $(12)
Wholesale margin* (per barrel)                      $3.07    $2.65     $3.52
Wholesale sales (thousands of
  barrels daily):
    To unaffiliated customers:
       Gasoline                                      29.9     38.2      42.1
       Middle distillates                            59.2     68.3      66.2
       Jet fuel                                      46.2     42.2      35.5
       Asphalt                                       28.1     26.1      21.7
       Other                                         56.2     59.3      53.2
- ------------------------------------------------------------------------------
                                                    219.6    234.1     218.7
    To affiliates                                   266.8    266.2     267.6
- ------------------------------------------------------------------------------
                                                    486.4    500.3     486.3
- ------------------------------------------------------------------------------
Crude unit capacity (thousands of
  barrels daily)                                    430.0    430.0     430.0
Crude unit capacity utilized                          86%      91%       92%
Catalytic cracking unit capacity
  (thousands of barrels daily)                      235.0    235.0     235.0
Catalytic cracking capacity utilized                  90%      92%       93%
- ------------------------------------------------------------------------------
*Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.

The $42 million improvement in Wholesale Fuels results in 1993 was due largely to higher margins on wholesale fuels products ($51 million), partially offset by lower sales volumes ($11 million). The improvement in wholesale fuels margins was primarily due to better market conditions on residual fuel and asphalt partially offset by significantly weaker market conditions for wholesale gasoline. Higher refinery operating expenses primarily due to increases in natural gas fuel costs were essentially offset by lower administrative expenses and other matters.

The $79 million decrease in Wholesale Fuels results during 1992 was primarily due to significantly lower margins ($103 million), particularly on wholesale gasoline and distillate sales. Partially offsetting this negative factor were lower operating and selling, general and administrative expenses ($18 million) and higher sales volumes ($10 million). The decline in expenses reflects the impact of a restructuring program initiated in the latter part of 1991 (see "Provision for Write-down of Assets and Other Matters" below).

Continuing downward pressure on wholesale gasoline margins has been a major factor affecting Wholesale Fuels results during the 1991-93 period. An abundance of gasoline refining capacity in the market and generally weak demand due to a sluggish U.S. economy have resulted in wholesale gasoline margins being squeezed throughout this period. The Company's decision to reconfigure its Tulsa and Puerto Rico refineries to emphasize lubricants production and reduce the level of wholesale fuels production was implemented as part of its strategy to lessen its dependence on fuels refining economics (see "Lubricants" below).

During 1993, margins on residual fuel and asphalt rebounded considerably from the low levels experienced throughout 1991 and most of 1992. The improvement in residual fuel margins was due to increased demand as a result of fuel switching attributable to higher natural gas prices, as well as tighter supply due to increased upgrading capacity in the industry. The improvement in asphalt margins was due to higher demand caused by increased governmental spending in the U.S. on roads and highways and lower supply in Sun's northeastern U.S. marketing area. Sun's Philadelphia refinery particularly benefitted from this market change as it is a major producer of asphalt in Sun's northeastern U.S. marketing area.

During 1993, the Company reviewed various strategic options regarding its Toledo refinery including a possible reconfiguration or joint venture operation. The Company did not execute any of these options. Operating improvements at the refinery, along with better market conditions in the Midwest, contributed to improved financial results at this facility in 1993.

During 1994, wholesale gasoline margins in the industry are likely to continue at low levels as only modest growth in demand is forecasted and rationalization of refineries in the U.S. has been slow to occur. However, the Company expects its Wholesale Fuels results to be favorably impacted in 1994 by an anticipated increase in the refinery utilization rate at its three Fuels refineries. Another key factor expected to affect Sun's Wholesale Fuels results in 1994 is the level of operating, environmental and other expenses.

In anticipation of reformulated fuels requirements becoming effective, the Company has undertaken several initiatives to compete effectively in this environment. First, while Sun's Toledo and Marcus Hook refineries already have substantial benzene extraction capacity, the Company is currently in the process of further expanding such capacity at its Marcus Hook refinery to permit it to extract benzene from gasoline streams from Sun's Philadelphia refinery or from third parties (see "Chemicals" below). Secondly, the Company has secured the majority of its required oxygenate supply through a 100 percent MTBE off-take agreement with Belvieu Environmental Fuels ("BEF"), a joint venture in which Sun is a one-third partner, that was formed to construct, own and operate an MTBE production facility. The plant is expected to begin production in mid-1994 (see "Chemicals" below). Thirdly, Sun's Toledo, Philadelphia and Yabucoa refineries have the ability, without additional capital investment, to produce low-sulfur diesel fuel that meets the sulfur reduction requirements for on-road diesel. Finally, as a result of the reconfiguration of Sun's Tulsa refinery in 1992, the capital investment needed to comply with the Clean Air Act has been significantly reduced (see "Lubricants" below). While there is considerable uncertainty concerning the impact on Sun's future profitability of the implementation of the amendments to the Clean Air Act, management of Sun believes that the Company is well positioned to meet the new air toxics and reformulated fuels requirements under present regulations as they are phased in over the next few years.

BRANDED MARKETING

                                                  1993      1992     1991
- -------------------------------------------------------------------------
Income (millions of dollars)                       $92       $76      $22
Retail margin* (per barrel)                      $4.74     $4.21    $3.67
Retail sales (thousands of barrels daily):
  Gasoline                                       223.6     233.9    235.3
  Middle distillates                              21.4      21.8     20.6
- -------------------------------------------------------------------------
                                                 245.0     255.7    255.9
- -------------------------------------------------------------------------
Retail gasoline outlets                          4,442     5,389    5,854
- -------------------------------------------------------------------------
*Retail sales price less wholesale sales price.

Branded Marketing results increased $16 million in 1993 as higher retail gasoline margins ($32 million) were partially offset by lower sales volumes. The volume decline in 1993 was due largely to Sun's August 1992 decision to withdraw from branded gasoline marketing in Oklahoma, Missouri and Iowa which was partially offset by: the addition in the second quarter of 1992 of a contract to supply 13 high-volume service stations along the New Jersey Turnpike; the acquisition in the first quarter of 1993 of 23 service stations primarily in western Massachusetts; the addition in the second quarter of 1993 of a contract to supply 21 high-volume service stations along the Pennsylvania Turnpike; and increased sales in Sunoco's core distribution channels.

The $54 million increase in Branded Marketing results during 1992 was due to higher retail margins ($33 million) and a decline in selling, general and administrative expenses ($25 million). Retail gasoline sales volumes were essentially unchanged as significant increases in direct unit throughput in the northeastern United States and the addition of the New Jersey Turnpike contract were offset by lower distributor volumes due to the withdrawal from branded gasoline marketing in Oklahoma, Missouri and Iowa.

The profitability of Sun's Branded Marketing operations will continue to be affected by retail gasoline sales volumes and margins as well as the economic, competitive and environmental conditions in Sun's primary marketing areas in the northeastern United States and in Ohio and Michigan. Future profitability will also be affected by the Company's ability to successfully implement its brand conversion and growth strategies. Management's actions are designed to improve market position and profitability in the mature markets in which it competes.

During 1993, Sun announced that it would convert its existing ATLANTIC(R) gasoline outlets to SUNOCO(R) and convert its SUNOCO FOOD MARKET(R) convenience stores to APLUS(R). These conversions, which will impact approximately 500 sites, are expected to capitalize on the value of the SUNOCO(R) and APLUS(R) names throughout the entire marketing area. This strategy is expected to be fully implemented by year-end 1995.

Sun is continuing to rationalize its retail gasoline outlets. This rationalization will result in a modest decline in the number of outlets but an increase in average site throughput. As a result of its logistically advantaged refining and marketing assets and its strong branded marketing presence in the northeastern U.S., management continues to believe it is well positioned to compete effectively.

LUBRICANTS -- Sun's Lubricants business consists of the manufacturing, packaging and marketing of lubricating and specialty oil products for customers throughout the United States and worldwide. Lubricants are manufactured at Sun's Tulsa and Puerto Rico refineries and marketed under the SUNOCO(R) brand name, as well as formulated and packaged for sale by other branded marketers under their labels. Sun's Lubricants business also includes the results of operations attributable to the related manufacturing and wholesale marketing of fuels produced at the Tulsa and Puerto Rico refineries.

LUBES
                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $50      $64       $64
Lubes margin* (per barrel)                          $24.99   $26.79    $32.48
Lubricant sales (thousands of
  barrels daily):
    Base oils                                          6.6      7.2       7.7
    Specialty oils                                     8.5      7.9       7.7
    Other                                              1.8      2.3       2.0
- ------------------------------------------------------------------------------
                                                      16.9     17.4      17.4
- ------------------------------------------------------------------------------
*Wholesale sales price less feedstock costs.

Income from the sale of lubricant products decreased $14 million in 1993 due to lower margins ($8 million), particularly on base oils, and lower sales volumes ($3 million) caused by generally weak market conditions. Income from the sale of lubricant products was unchanged in 1992, as lower operating and administrative expenses resulting from restructuring efforts in 1991 ($17 million) were essentially offset by a decline in lubricant product margins ($19 million) from the record levels attained in 1991.

RELATED FUELS
                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Losses (millions of dollars)                          $(32)    $(55)     $(50)
Related fuels margin* (per barrel)                   $1.64    $1.61     $1.89
Wholesale sales (thousands of
  barrels daily):
    To unaffiliated customers:
       Gasoline                                       26.8     41.8      36.5
       Middle distillates                             24.9     21.8      23.7
       Jet fuel                                       10.1     14.9      15.7
       Residual fuel                                  13.7     20.8      23.2
       Other                                           9.8     10.4      12.7
- ------------------------------------------------------------------------------
                                                      85.3    109.7     111.8
    To affiliates                                     58.8     45.2      43.0
- ------------------------------------------------------------------------------
                                                     144.1    154.9     154.8
- ------------------------------------------------------------------------------
*Wholesale sales price less crude oil cost and other purchased feedstocks and refined products.

The $23 million improvement in Related Fuels operations during 1993 was due to lower operating costs ($21 million) at Sun's Tulsa and Puerto Rico operations resulting from modifications commencing in the fourth quarter of 1992 at these facilities to focus production on lubricants. Lower wholesale gasoline margins and volumes were generally offset by higher margins on residual fuel at Sun's Puerto Rico refinery and improved refining operations. In 1992, losses from Related Fuels operations increased $5 million due largely to lower wholesale margins ($10 million) on fuels produced at the Tulsa refinery, partially offset by lower operating expenses ($6 million).

Results from Sun's Lubricants business for 1992 exclude a $61 million after-tax charge related to the Company's decision to reconfigure its Tulsa operations, which is reported as part of the 1992 Provision for Write-down of Assets and Other Matters in the Earnings Profile of Sun Businesses.

As part of the Tulsa refinery reconfiguration, in December 1992, certain major processing units that were critically linked to the production of fuels were shut down. As a result, fuels production capacity was reduced from 77 thousand barrels daily to 45 thousand barrels daily at this facility. Lubes production at the Tulsa refinery now also results in approximately 32 thousand barrels daily of "lube-extracted" feedstock, which is transported to Sun's Toledo refinery for further processing or sold to third parties. Modifications were also made to the Puerto Rico refinery to permit lubricants production using intermediate feedstocks in lieu of crude oil. These alternative feedstocks are utilized when warranted by market conditions and result in the production of reduced levels of high-sulfur residual fuels and other wholesale fuels products. In addition, a modernization of the Puerto Rico refinery's crude fractionalization facilities during the third quarter of 1993 has enabled an additional upgrading of product yields.

The key factors expected to impact the future profitability of the Lubricants business are product margins and vol-umes (including those related to wholesale fuels), product mix and quality, manufacturing efficiency and the levelof operating, environmental and other expenses. Future profitability will also be affected by the Company's ability to continue to grow this business successfully. In 1994, Sun's Lubricants operations will focus on increasing sales of value-added specialty oils (branded lubricants, process oils, packaged goods and waxes) by exploiting niches in the marketplace, developing new product lines and more aggressively seeking international business. The technical improvements made to Sun's lubricants refineries during the 1992-93 period are expected to enhance the reliability and flexibility of the refining operations and significantly increase the production of paraffinic lubricants in 1994. Margins for wholesale gasoline, middle distillates, jet fuel and residual fuel products will continue to be the primary determinants of Related Fuels profitability (see "Wholesale Fuels" above).

CHEMICALS -- Sun's domestic Chemicals business consists of the manufacturing and marketing of commodity and intermediate petrochemicals. Petrochemicals are manufactured at the Marcus Hook, Philadelphia and Toledo refineries as well as at the ethylene oxide plant in Brandenburg, KY and are sold on a worldwide basis to chemical derivative manufacturers and other customers.


                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $13      $28       $38
Chemicals margin* (per barrel)                      $10.05   $11.36    $15.14
Petrochemical sales (thousands of
  barrels daily):
    Aromatics                                         12.9     12.2       8.8
    Propylene                                         10.2     11.1      10.5
    Ethylene/ethylene oxide                            2.4      1.7       1.5
    Other                                              3.3      3.9       4.5
- ------------------------------------------------------------------------------
                                                      28.8     28.9      25.3
- ------------------------------------------------------------------------------
*Wholesale sales price less feedstock costs.

Chemicals income decreased $15 million in 1993 due primarily to lower propylene ($11 million), aromatics ($3 million) and ethylene/ethylene oxide ($2 million) margins resulting from weak worldwide product demand for derivative products and higher feedstock costs attributable to increased natural gas costs. These negative factors were partially offset by a full year of ethylene oxide production from Sun's Brandenburg, KY facility acquired in November 1992 and higher aromatics sales volumes.

Chemicals income decreased $10 million in 1992 due primarily to lower margins ($23 million). Partially offsetting this negative factor were lower administrative expenses ($4 million) and higher sales volumes ($10 million). Margins decreased primarily due to lower product prices resulting from weak product demand. Propylene margins declined due to weak overseas and domestic demand for its major derivative, polypropylene. Aromatics margins decreased in the second half of 1992 due to weak worldwide demand.

Sun expects to continue to grow and enhance its Chemicals business as market conditions warrant. In 1992, in order to streamline operations and optimize its distribution network, a marketing partnership was established between the aromatics-based chemicals businesses at Sun's Toledo and Suncor's Sarnia, Ontario refineries. In 1992, Sun also acquired the ethylene and ethylene oxide businesses and assets of an Olin Corporation chemical complex. The acquisition has doubled Sun's ethylene oxide production capacity to over 200 million pounds per year. In addition, during 1992, Sun became a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture formed for the purpose of constructing, owning and operating a $220 million MTBE production facility in Mont Belvieu, TX. The plant, which has a designed capacity of 12,600 barrels daily, is expected to begin production in mid-1994. Sun has contracted to off-take all of the MTBE production from the BEF facility. MTBE from BEF will provide the majority of Sun's oxygenate supply as part of its overall effort to meet the Clean Air Act's new reformulated fuel requirements.

The Company is also in the process of expanding its benzene extraction capacity and constructing a 34-million gallon per year cyclohexane plant at its Marcus Hook refinery. These projects will enable Sun to enhance its existing benzene extraction capability to help comply with mandated 1995 reformulated fuel requirements by permitting Sun to extract benzene from gasoline streams from its Philadelphia refinery and from third parties. Benzene will be sold or further upgraded into cyclohexane, the majority of which will be sold to a major chemical purchaser under a contract to meet 100 percent of its requirements.

The profitability of Sun's Chemicals business will continue to be affected by petrochemical sales volumes, manufacturing reliability, margins (which are significantly impacted by the worldwide economy), the level of operating and other expenses and the impact of regulatory and environmental legislation. Future profitability will also be affected by the Company's ability to grow this business successfully and by the price of MTBE and the profitability of the BEF joint venture. (See discussion concerning the BEF joint venture in Note 14 to the consolidated financial statements.)

LOGISTICS -- Sun's Logistics business consists of pipeline transportation of crude oil and refined petroleum products through wholly owned and partially owned entities and petroleum terminalling operations in Nederland, TX.


                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $56      $47       $43
Throughput (thousands of barrels daily):
  Unaffiliated customers                             567.0    465.6     474.8
  Affiliated customers                               687.0    704.3     693.0
- ------------------------------------------------------------------------------
                                                   1,254.0  1,169.9   1,167.8
- ------------------------------------------------------------------------------

Logistics income increased $9 million in 1993 primarily due to a $10 million after-tax gain recognized in December 1993 on the sale of Sun's midwestern refined products pipeline system operating in Oklahoma and Arkansas. Income attributable to this refined products pipeline system was not significant. Higher throughput volumes at Sun's Nederland, TX terminal ($1 million) and higher equity income from pipelines in which Sun has an ownership interest ($3 million) also contributed to the improved Logistics results in 1993. Partially offsetting these positive factors was the absence of a $6 million after-tax gain recognized in 1992 on the sale of a pipeline terminal. Results for 1992 increased $4 million due to the gain on the sale of the pipeline terminal, partially offset by lower equity income. Equity income totalled $10, $7 and $9 million during 1993, 1992 and 1991, respectively.

During 1994, the Company will begin construction of an inter-refinery pipeline between its Philadelphia and Marcus Hook refineries. This project, which is expected to be completed by early 1995, will enhance the profitability of Sun's Logistics business and provide opportunities for additional manufacturing synergies and cost efficiencies from product movements between the two Sun refineries.

The profitability of Sun's Logistics operations will continue to be affected by the demand for products transported, operational safety and efficiency, the level of operating and other expenses and the competitive and regulatory environment. In addition, Sun is actively seeking opportunities to grow its Logistics business particularly in areas which can support Sun's major refinery systems and marketing areas.

INTERNATIONAL EXPLORATION AND PRODUCTION -- In October 1992, Sun announced that it was withdrawing from oil and gas exploration activities outside of Canada and focusing its international production and development activities primarily in the United Kingdom sector of the North Sea. The withdrawal from exploration activities internationally has enabled Sun to enhance its operating profits in the near term and to reduce its investment risk profile.

As part of this plan, during 1993, Sun essentially completed all of its remaining exploration commitments outside of Canada and completed the disposition of certain exploration properties located principally in the U.K. North Sea and certain production properties in Dubai (see "Gain on Divestment of Exploration and Production Properties" below). In addition, Sun acquired additional oil producing interests in the Balmoral and Stirling fields in the U.K. North Sea increasing its ownership interest in these fields from 52 and 37 percent to 59 and 55 percent, respectively. Sun also decided to retain its 5 percent interest in the Magnus field, which previously had been targeted for divestment, as a result of favorable changes in certain U.K. tax laws.


                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (loss) (millions of dollars):
  Exploration                                          $--     $(41)     $(77)
  Production                                            73       50        39
- ------------------------------------------------------------------------------
                                                       $73      $ 9      $(38)
- ------------------------------------------------------------------------------
Crude oil and condensate:
  Proved reserves (millions of
    barrels) at December 31                             30       75        79
  Net production (thousands of
    barrels daily)                                    27.2     42.1      47.6
  Average price (per barrel)                        $16.85   $18.57    $18.58
Natural gas:
  Proved reserves (billions of
    cubic feet) at December 31                         109      104       101
  Net production (millions of cubic
    feet daily)                                         56       46        56
  Average price (per thousand
    cubic feet)                                      $2.93    $3.21     $3.58
- ------------------------------------------------------------------------------

Expenses from International Exploration declined in the 1991-93 period due to Sun's decision to withdraw from such activities outside of Canada, effective September 30, 1992. As part of the Provision for Write-down of Assets and Other Matters recorded in the third quarter of 1992, Sun established an accrual for all future exploration commitments related to those properties subject to the plan of disposition. Actual costs incurred subsequent to September 30, 1992 to satisfy these commitments have been charged against this accrual and, accordingly, are excluded from exploration costs.

Results from International Exploration for 1993 exclude a $68 million after-tax gain from the divestment of certain exploration properties located principally in the U.K. North Sea, which is reported as part of the Gain on Divestment of Exploration and Production Properties in the Earnings Profile of Sun Businesses.

Income from International Production activities increased $23 million in 1993 primarily due to higher natural gas volumes ($8 million), lower costs and operating expenses resulting, in part, from a weaker British pound ($25 million) and a lower effective tax rate ($23 million). The increase in natural gas production volumes was largely due to the commencement of production in August 1992 from the Pickerill field in the U.K. North Sea. The lower effective income tax rate was largely due to a decline in U.S. income tax expense on foreign earnings that resulted from a change made by Sun, effective January 1, 1993, in the method of computing deferred income taxes. (See Note 7 to the consolidated financial statements.) Partially offsetting these positive factors were lower North Sea crude oil production volumes ($7 million) and prices ($14 million) and a decrease in after-tax foreign exchange gains ($8 million). The decrease in overall international crude oil production volumes was largely due to the April 1993 sale of producing properties located in Dubai. Results of operations from these properties were not
                                                                     31
significant. Also contributing to the production decline were planned maintenance activities at the Balmoral field in the U.K. North Sea, which were completed in April 1993, and operating problems at the Glamis production facility also in the U.K. North Sea. The Glamis production facility was returned to full operation by the end of the third quarter of 1993.

Income from International Production activities increased $11 million in 1992 primarily due to the recognition of a $9 million after-tax foreign exchange gain in 1992 compared with a $6 million after-tax foreign exchange loss recorded in 1991. Also contributing to the improvement were lower operating and administrative expenses ($3 million) and a decrease in depreciation expense ($20 million). Partially offsetting these positive factors were decreases in crude oil ($12 million) and natural gas ($5 million) production volumes and lower crude oil ($2 million) and natural gas ($3 million) prices. The decrease in crude oil production volumes was largely attributable to natural production declines and maintenance activities in the U.K. North Sea.

At December 31, 1993, Sun had an estimated 30 million barrels of proved reserves of crude oil and condensate and an estimated 109 billion cubic feet of proved reserves of natural gas outside North America. Sun anticipates that it will have produced these proved reserves in approximately 14 years.

The profitability of Sun's International Production business will continue to be affected by crude oil and natural gas production volumes, the prices received for such production and exchange rates between the U.S. dollar and the British pound. Future profitability will also be affected by the Company's ability to acquire and produce crude oil and natural gas reserves economically. The Company is seeking to increase its reserves position, primarily in the U.K. North Sea where it can capitalize on its operating strength and experience, by acquiring currently producing properties and near-term development projects if financially attractive opportunities are identified.

CANADA (SUNCOR) -- Suncor's results contained in the Earnings Profile of Sun Businesses exclude a $19 million after-tax gain for 1993 and an $8 million after-tax loss for 1992 on sales by Sun of Suncor stock, which are separately discussed below. These sales reduced Sun's ownership interest in Suncor from 75 percent to approximately 68 percent in March 1992 and to 55 percent in May 1993.

Several initiatives designed to improve the efficiency and future profitability of Suncor's operations were included in Sun's strategic plan announced in October 1992. Charges associated with the implementation of this plan were included in the 1992 Provision for Write-down of Assets and Other Matters, which is reported separately in the Earnings Profile of Sun Businesses. For additional information concerning this provision, see the discussion below and Note 2 to the consolidated financial statements.

EXPLORATION AND PRODUCTION
                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (millions of dollars)                            $5       $7        $1
Crude oil and condensate:
  Proved reserves (millions of
    barrels) at December 31                             30       30        29
  Net production (thousands of
    barrels daily)                                     9.3      9.3       8.6
  Average price (per barrel)                        $15.00   $17.12    $18.09
Natural gas:
  Proved reserves (billions of
    cubic feet) at December 31                         492      475       407
  Net production (millions of cubic
    feet daily)                                        116      116        83
  Average price (per thousand
    cubic feet)                                      $1.42    $1.08     $1.22
- ------------------------------------------------------------------------------

Canadian Exploration and Production results decreased $2 million in 1993 primarily due to lower crude oil prices ($3 million) and a higher effective tax rate ($2 million). Partially offsetting these negative factors were higher natural gas prices ($4 million).

Results increased $6 million in 1992 primarily due to higher crude oil ($1 million) and natural gas ($5 million) volumes and increased gains on asset divestments ($2 million). These positive factors were partially offset by lower natural gas prices ($2 million). The increases in production volumes, particularly in natural gas, were largely attributable to acquisitions in the Rosevear and Simonette areas in Alberta.

Suncor's exploration and production strategy is to continue to grow through focused exploration and property acquisitions while disposing of non-core assets. The disposition of non-core properties was completed during 1993 and resulted in a $5 million after-tax gain. This gain is reported as part of the Gain on Divestment of Exploration and Production Properties in the Earnings Profile of Sun Businesses. The properties divested accounted for approximately 6 and 12 percent, respectively, of Suncor's crude oil and natural gas production volumes in 1992. The properties subject to the plan of disposition as well as Suncor's Burnt Lake heavy oil property in northeastern Alberta were written down to estimated net realizable value as part of the 1992 Provision for Write-down of Assets and Other Matters.

OIL SANDS
                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $28       $9       $30
Proven reserves (millions of barrels)
  at December 31                                       231      256       276
Synthetic crude oil produced for shipment
  (thousands of barrels daily)                        60.5     58.5      60.6
Average price (per barrel)                          $16.61   $19.03    $20.03
- ------------------------------------------------------------------------------

Oil Sands results increased $19 million in 1993 primarily due to lower operating and administrative expenses ($27 million), higher synthetic crude oil volumes ($3 million) and a gain ($7 million) from the settlement of claims resulting from a 1987 fire at the oil sands plant. Partially offsetting these positive factors were lower synthetic crude oil prices ($16 million). Production volumes increased 3 percent in 1993 to near record levels despite a partial freeze-up of the plant in late December 1992 and a planned maintenance turnaround during the second quarter of 1993 which resulted in the stoppage of production for approximately one month. Oil Sands results declined $21 million in 1992 largely due to lower synthetic crude oil prices ($8 million), lower synthetic crude oil volumes ($7 million) compared to 1991 record levels, and higher Crown royalty expenses ($7 million). The higher Crown royalty expenses were attributable to an increase in the royalty rate, effective January 1, 1992. The decline in prices and volumes and an increase in per barrel production costs were partially attributable to a fire that occurred in the upgrader section of the oil sands plant in April 1992. The fire and related operating problems limited the plant's ability to produce fully processed synthetic crude oil and necessitated the sale or third-party upgrading of lower value semi-processed synthetic crude oil production for most of the 1992 second quarter.

During 1992, Suncor announced several strategic initiatives with respect to its oil sands operation. These initiatives included, among other things, the conversion from the bucketwheel method of mining oil sands to a more flexible and efficient truck-and-shovel method; the development of operating efficiencies and production improvements, including upgrader modifications, which were expected to reduce operating costs and increase production capability; and the study of the viability of constructing a new utilities plant which would utilize a new combustion technology to supply electricity and steam to the oil sands operation and meet more stringent environmental standards. During 1993, the strategic initiatives were implemented as follows:

. The new truck-and-shovel mining system was phased in six months ahead of schedule and is now fully operational.

. Upgrader modifications have been completed and have increased synthetic crude oil production capability from 60,000 barrels to 68,000 barrels daily.

. Management decided against construction of a new utilities plant and is planning instead to enhance its existing steam and electricity generating facilities in 1994 with sulfur recovery equipment and limestone scrubbing technology (see "Capital Expenditures" below). Installation of this equipment along with modifications to the sulfur plant in the upgrader should reduce plant-wide sulfur dioxide emissions by at least 75 percent and permit compliance with new environmental requirements which become effective in mid-1996.

These actions are expected to result in a reduction of approximately 450 employees and contractors (400 of which were terminated during 1993) and are designed to reduce future cash costs by approximately $4-$6 per barrel by 1996.

REFINING AND MARKETING
                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Income (millions of dollars)                            $9       $2       $19
Refined product margin* (per barrel)                 $7.92    $7.84     $9.34
Refined product sales (thousands
  of barrels daily)                                   81.9     83.0      80.0
Input to crude units (thousands
  of barrels daily)                                   68.5     71.3      72.1
Refinery crude unit capacity utilized                  98%     102%      103%
- ------------------------------------------------------------------------------
*Sales price less cost of products sold.

Canadian Refining and Marketing earnings increased $7 million in 1993 primarily due to lower operating and administrative expenses ($8 million) and a lower effective tax rate ($3 million). Partially offsetting these positive factors were lower refined product sales volumes ($2 million).

Canadian Refining and Marketing earnings decreased $17 million in 1992 as a result of lower refined product margins ($23 million) and the absence of a gain on the sale of an ocean-going vessel ($6 million) recognized in 1991. Partially offsetting these negative factors were higher refined product sales volumes ($4 million) and lower operating costs ($13 million).

In September 1993, Suncor announced a restructuring of its refining and marketing business designed to rationalize and upgrade its service station portfolio and lower overhead costs while maintaining retail volumes and market share. An after-tax charge of $7 million associated with the implementation of this plan was included in the 1993 Provision for Write-down of Assets and Other Matters, which is reported separately in the Earnings Profile of Sun Businesses.

Canadian corporate expenses declined $4 million in 1993 largely due to lower administrative expenses. In 1992, Canadian corporate expenses increased $10 million primarily due to the absence of a favorable intercompany profit elimination consolidation adjustment recognized in 1991.

Canadian net financing expenses were essentially unchanged during the 1991-93 period.

In addition to the success of the implementation of its various strategic initiatives, the overall profitability of Suncor will be impacted by synthetic and conventional crude oil and natural gas production volumes and prices, the ability to add and produce crude oil and natural gas reserves economically, the margin realized by Suncor on the sale of refined products and the level of operating, environmental and other expenses.

CORPORATE -- Corporate expenses decreased during the 1991-93 period primarily due to the impact of the restructuring programs initiated in 1991 and 1992.

Net financing expenses decreased $9 million in 1993 primarily due to increased capitalized interest ($3 million), lower corporate debt expense ($3 million), and a gain on the sale of an equity investment ($3 million), partially offset by lower earnings from leasing operations ($2 million).

Net financing expenses increased $9 million in 1992 in part due to lower interest income ($10 million) and leasing portfolio income ($7 million), partially offset by lower interest and debt expense ($5 million) and the absence of a loss recognized in 1991 on the sale of ECC Financial Group Corporation ("ECC") ($5 million). With the sale of ECC, Sun ceased making new investments in its leasing and secured lending businesses and is in the process of liquidating, in an orderly manner, its remaining portfolio of leases and secured loans.

GAIN (LOSS) ON SALE OF SUNCOR STOCK -- In March 1992, Sun recognized an $8 million after-tax loss on the sale of 4 million shares of Suncor common stock, which reduced Sun's ownership interest in Suncor from 75 percent to approximately 68 percent.

In May 1993, Sun sold an additional 6.8 million shares of Suncor common stock which further reduced Sun's ownership interest to 55 percent. In connection with this sale, Sun recognized a $19 million after-tax gain.

GAIN ON DIVESTMENT OF EXPLORATION AND PRODUCTION PROPERTIES -- During 1993, Sun disposed of certain oil and gas producing properties located in Dubai and Canada and certain exploration properties located principally in the U.K. North Sea, which previously were identified for disposal as part of the Company's 1992 restructuring plan. An after-tax gain of $80 million was recognized in connection with these disposals. (See Note 2 to the consolidated financial statements.)

IRANIAN LITIGATION SETTLEMENT -- In 1992, Sun recognized a $117 million after-tax gain in connection with the settlement of all disputes with the government of Iran and the National Iranian Oil Company relating to the expropriation of Sun's oil production interests in Iran following the Iranian Revolution. As part of the settlement, Sun received a net cash payment of $130 million.

PROVISION FOR WRITE-DOWN OF ASSETS AND OTHER MATTERS -- In 1993, Sun recorded a $12 million after-tax provision which included a $7 million after-tax charge associated with the restructuring of Suncor's refining and marketing business and a $5 million after-tax loss accrual related to the recoverability of the Company's remaining leasing and secured lending portfolio.

In 1992, a $456 million after-tax provision was established largely associated with the change in Sun's strategic direction announced by the Company in October 1992. This provision included a $200 million after-tax charge related to the Company's decision to withdraw from oil and gas exploration activities outside of Canada and to dispose of certain crude oil producing properties in Dubai and Argentina; a $148 million after-tax charge related to restructuring efforts at Suncor which resulted in the write-down to net realizable value of certain oil and gas properties and oil sands assets; a $61 million after-tax charge related to the Company's decision to downsize and reconfigure its Tulsa refining and marketing operations; and a $47 million after-tax charge for miscellaneous write-downs and accruals related to various Sun facilities and operations.

In 1991, a $103 million after-tax provision was established for employee terminations, office closings and other matters related to the restructuring and consolidation of Sun's corporate headquarters and domestic refining and marketing businesses. The restructuring and consolidation resulted in the elimination of approximately 1,100 salaried positions and saved over $100 million on a pretax basis during 1992, principally in the domestic refining and marketing businesses. (See Note 2 to the consolidated financial statements.)

ACCRUAL FOR ENVIRONMENTAL REMEDIATION -- In the third quarter of 1991, Sun added $118 million ($78 million after tax) to its accrual for environmental remediation relating to work at various domestic refineries, terminals and Sun-owned and leased retail gasoline sales locations. Sun's policy is to accrue environmental remediation costs for work at identified sites when an assessment has indicated that cleanup costs are probable and reasonably estimable.

INCOME (LOSS) FROM COAL OPERATIONS HELD FOR SALE -- In January 1993, Sun decided to sell its coal and cokemaking assets. In connection with this decision, Sun sold its western U.S. coal operations during 1993 and continues to actively pursue the sale of its remaining eastern U.S. coal and cokemaking operations.

The $2 million of after-tax earnings from coal operations during 1993 represents the income recognized by such operations in the fourth quarter. As a discontinued operation, income from the coal business was excluded from Sun's consolidated results of operations during the first nine months of 1993.

Earnings from coal operations include after-tax provisions for write-down of certain assets to net realizable value of $3 and $21 million in 1992 and 1991, respectively. Excluding these write-downs, earnings improved during 1992 due to the absence of losses from Oneida Coal Company, a wholly owned subsidiary located in West Virginia which was sold in February 1992.

For additional information concerning Sun's coal operations held for sale, see Note 2 to the consolidated financial statements.

INCOME (LOSS) FROM REAL ESTATE OPERATIONS HELD FOR SALE -- In October 1991, the Company announced a plan to dispose of its investment in Radnor Corporation ("Radnor"), its wholly owned real estate development subsidiary. In connection with this plan, the Company has significantly reduced its real estate portfolio and continues to actively pursue a program of controlled disposition of its remaining real estate investments.

Losses from real estate operations, prior to the measurement date of September 30, 1991, amounted to $125 million after tax in 1991. This loss included a $93 million after-tax provision for write-down of portions of the Company's real estate development portfolio (principally land and housing projects) to estimated net realizable value and $32 million of other operating losses largely from housing projects and rental properties. Also in 1991, the Company recorded a $130 million after-tax write-down to reflect the estimated loss on disposition of real estate operations. Results of operations after the measurement date through September 30, 1993 were charged against the accrual for loss on disposition. Effective September 30, 1993, income from real estate operations, which totalled $1 million after tax during the fourth quarter, has been included in Sun's consolidated net income.

As part of a restructuring of Radnor's recourse debt obligations during 1992, the Company, through its wholly owned subsidiary, The Claymont Investment Company, has provided Radnor with a $100 million credit facility. As of December 31, 1993, there was $23 million borrowed against this facility. Amounts borrowed by Radnor under this facility are not collateralized by any of its assets.

Radnor's recourse debt obligations require that its stockholder's equity, which totalled $103 million at December 31, 1993, equal at least $100 million. In the event that Radnor's stockholder's equity declines below this amount, the Company would have the option to make a capital contribution to Radnor to avoid default by Radnor on these obligations or to advance the remaining amount available under the $100 million credit facility.

For additional information concerning Sun's real estate operations held for sale, see Note 2 to the consolidated financial statements.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE -- The 1993 tax benefit of $5 million reflects the cumulative effect for years prior to 1993 of a change in the method of computing deferred income taxes from a deferred to a liability approach. The 1992 after-tax charge of $261 million reflects the cumulative effect for years prior to 1992 of a change in the method of accounting for the cost of postretirement health care and life insurance benefits.

For additional information concerning these changes in accounting principles, see Notes 6, 7 and 13 to the consolidated financial statements.

ANALYSIS OF CONSOLIDATED STATEMENTS OF INCOME

1993 VS. 1992 -- Sales and other operating revenue decreased $1,265 million, or 12 percent, principally due to lower refined product sales volumes ($457 million) and prices ($315 million) and lower revenues from resales of purchased oil and refined products ($395 million). The $169 million increase in gain on divestments is primarily due to gains recognized in 1993 on the sales of Suncor stock ($30 million), a products pipeline system ($17 million), and oil and gas properties located primarily in Dubai, Canada and the U.K. North Sea ($109 million) and the absence of a loss on the sale of Suncor stock recognized in 1992 ($18 million). See
Note 3 to the consolidated financial statements for a discussion of the gain on litigation settlement recorded in 1992. The $14 million increase in other income is primarily due to the 1993 settlement of claims arising from a 1987 fire at the oil sands plant ($17 million).

Cost of products sold and operating expenses decreased $1,371 million, or 19 percent, primarily due to lower resales of purchased oil and refined products ($395 million) and lower domestic crude oil costs ($880 million) in part due to an 8 percent decline in domestic refined product sales volumes. Selling, general and administrative expenses decreased $14 million, or 2 percent, as a result of expense reductions at Sun's Canadian operations, in part, due to a weaker Canadian dollar. Taxes, other than income taxes increased $47 million, or 2 percent, as higher consumer excise taxes ($64 million) were partially offset by lower crude oil and natural gas production taxes ($12 million). Depreciation, depletion and amortization decreased $31 million, or 8 percent, primarily as a result of 29 percent lower conventional crude oil production volumes and a lower depreciable asset base at the Company's Tulsa refinery due to the reconfiguration of this facility in 1992. Exploratory costs and leasehold impairment decreased $38 million, or 63 percent, primarily due to the absence of exploration expenses outside North America ($42 million). See
Note 2 to the consolidated financial statements for a discussion of the provision for write-down of assets and other matters recorded in 1993 and 1992. The $24 million increase in minority interest is due to higher earnings at Suncor and a reduction in the Company's ownership interest in this Canadian subsidiary. Interest cost and debt expense decreased $16 million due principally to lower average interest rates at Suncor ($4 million) and a lower average debt balance at Helios Capital Corporation, Sun's leasing subsidiary ($6 million).

For a discussion of the income from operations held for sale and the cumulative effect of change in accounting principle, see Notes 2 and 7, respectively, to the consolidated financial statements.

1992 VS. 1991 -- Sales and other operating revenue decreased $1,048 million, or 9 percent, principally due to lower refined product sales prices ($522 million) and lower revenues from resales of purchased oil and refined products ($759 million), partially offset by higher refined product sales volumes ($208 million) and higher consumer excise taxes ($135 million). The $1 million decrease in gain on divestments is primarily due to the loss on the sale of Suncor stock recognized in 1992 ($18 million), partially offset by the gain on the sale of a pipeline terminal ($9 million) and the absence of the loss on the sale of substantially all of the assets of ECC recognized in 1991 ($7 million). For a discussion of the gain on litigation settlement recorded in 1992, see Note 3 to the consolidated financial statements. Interest income decreased $24 million, or 52 percent, primarily due to a lower average loan portfolio at Helios Capital Corporation ($10 million) and lower average investment balances and interest rates ($14 million). The $24 million increase in other income was primarily due to higher foreign exchange gains ($26 million).

Cost of products sold and operating expenses decreased $997 million, or 12 percent, primarily due to lower domestic crude oil costs ($116 million), lower resales of purchased oil and refined products ($759 million) and lower environmental remediation costs at domestic refinery locations ($47 million). Selling, general and administrative expenses decreased $157 million, or 19 percent, principally due to the impact of the 1991 restructuring and lower environmental remediation costs at domestic terminals and retail gasoline sales locations ($78 million). Taxes, other than income taxes increased $137 million, or 7 percent, due to higher consumer excise taxes ($135 million). Depreciation, depletion and amortization decreased $48 million, or 11 percent, as a result of lower international crude oil and natural gas production volumes and an upward revision at December 31, 1991 of a previous estimate of Sun's international proved crude oil reserve base. Exploratory costs and leasehold impairment decreased $42 million, or 41 percent, principally due to lower cash exploration expenses ($23 million) and dry hole costs ($18 million) in part due to Sun's decision to withdraw from all exploration activities outside of Canada effective September 30, 1992. See Note 2 to the consolidated financial statements for a discussion of the provision for write-down of assets and other matters recorded in 1992 and 1991. Interest cost and debt expense decreased $15 million, or 13 percent, due in part to a lower borrowing position at Sun's leasing subsidiary.

For a discussion of the income (loss) from operations held for sale and the cumulative effect of change in accounting principle, see Notes 2 and 7, respectively, to the consolidated financial statements.

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

CASH GENERATION AND DIVESTMENT ACTIVITIES -- In 1993, Sun's net cash provided by operating activities ("cash generation") was $413 million compared to $305 million in 1992 and $695 million in 1991. The $108 million improvement in cash generation in 1993 was largely due to the $163 million increase in income before special items which primarily resulted from the implementation of Sun's 1992 strategic plan. Partially offsetting this positive factor was a $32 million increase in working capital pertaining to operating activities. The $390 million decline in cash generation in 1992 was largely attributable to significantly lower refined product margins ($129 million) and an increase in working capital pertaining to operating activities ($246 million). Cash generation was significantly greater than net income (loss) during the 1991-93 period primarily due to the significant amounts of noncash charges associated with the special items shown separately in the Earnings Profile of Sun Businesses and to the noncash charges which result from the capital intensive nature of Sun's businesses.

Divestment activities also have enhanced Sun's cash flow and liquidity. During the 1991-93 period, proceeds from divestments totalled $702 million, including $124 million received in 1991 from the sale of ECC, $198 million received in the 1992-93 period from the sale of Suncor stock and $92 million received in 1993 from the sale of certain exploration and production properties located in Dubai, Canada and the U.K. North Sea. In 1992, Sun also received a $130 million net cash payment which settled all disputes with the government of Iran and the National Iranian Oil Company relating to the expropriation of Sun's oil production interests in Iran following the Iranian Revolution. In addition, coal operations held for sale provided $161 million of cash in 1993 primarily as a result of the sale of Sun's western U.S. coal operations.

Net cash provided by operating and divestment activities has enabled, and is expected to continue to enable, Sun to sustain the current cash dividend, pursue its capital program and fulfill current financing obligations.

CASH, WORKING CAPITAL AND FINANCIAL CAPACITY -- At December 31, 1993, cash and cash equivalents and short-term investments were $118 million compared to $179 million at December 31, 1992, a decrease of 34 percent. At the end of 1993, Sun had a working capital deficit of $228 million compared to a working capital deficit of $415 million at December 31, 1992. This reduction in the working capital deficit primarily reflects the impactof the various divestment activities during 1993. Sun's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting to a significant portion of the inventories reflected in the consolidated balance sheet. The current replacement cost of all such inventories exceeds the carrying value at December 31, 1993 by $390 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replacement values. Management believes that the current levels of Sun's cash and working capital provide adequate support for its ongoing operations.

Cash generation will continue to be subject to volatility primarily due to fluctuations in refined product margins and crude oil prices. In the event that cash generation is insufficient to satisfy near-term cash requirements, the Company has access to $500 million of short-term financing for operations in the form of commercial paper and revolving credit agreements from commercial banks. There were no borrowings against these revolving credit agreements at December 31, 1993. These facilities support Sun's commercial paper borrowings, which amounted to $50 million at December 31, 1993. The Company also has access to short-term financing under non-committed money market facilities. At December 31, 1993, $60 million was borrowed through these facilities. Suncor also has a revolving term credit facility available for its own use aggregating $302 million. At December 31, 1993, Suncor had borrowed $91 million against this facility. In addition, Sun's capital spending levels from time to time are adjusted in response to changes in cash generation as a portion of capital spending is discretionary in nature.

As of December 31, 1993, Sun's long-term debt to long-term capitalization ratio was 26.8 percent. As indicated by this ratio, management believes that Sun has substantial long-term borrowing capacity which is available to pursue strategic and other operational investment opportunities as they arise. In addition, the Company has the option of issuing additional common stock and up to 15 million shares of preference stock without par value as a means of increasing its equity base. However, there are no current plans to issue either common stock or preference stock. Furthermore, no commitments have been made with respect to any investment opportunity which would require the use of a major portion of Sun's financial capacity.

                         ID: GRAPHIC (BAR GRAPH)

        CAPITALIZATION
IN MILLIONS OF DOLLARS

                 (SOLID PORTION OF BAR) (SCREENED PORTION OF BAR) 91 ... 3,548 24% Long-Term Debt 76% Stockholders' Equity
92 ...  2,688      29% Long-Term Debt      71% Stockholders' Equity
93 ...  2,710      27% Long-Term Debt      73% Stockholders' Equity

  CAPITAL EXPENDITURES
IN MILLIONS OF DOLLARS



           (Solid Portion(Screened Portion(Solid Portion(Screened Portion
            of Bar)  of Bar)          of Bar)       of Bar)

91 ...    61535% Suncor32% Base Infrastructure13% Legally Required20% Growth
92 ...    53037% Suncor29% Base Infrastructure15% Legally Required19% Growth
93 ...    61233% Suncor25% Base Infrastructure19% Legally Required23% Growth
94 plan   79029% Suncor19% Base Infrastructure15% Legally Required37% Growth

CAPITAL EXPENDITURES
(Millions of Dollars)

                                     1994 Plan      1993     1992*     1991*
- ----------------------------------------------------------------------------
Fuels:
  Wholesale fuels                         $134      $148     $121      $126
  Branded marketing                        145       107       77        82
Lubricants:
  Lubes                                      3        11        4        17
  Related fuels                             20        41       16        37
Chemicals                                   69        23       21         9
Logistics                                   88        29       12        19
International exploration
  and production                           103        51       85**     107**
Canada (Suncor)                            228       202      194       217
Corporate                                   --        --       --         1
- ----------------------------------------------------------------------------
Consolidated capital expenditures         $790      $612     $530      $615
- ----------------------------------------------------------------------------
 *Restated to conform to 1993 presentation.
**Includes exploration-related capital expenditures of $58 and $70 million in 1992 and 1991, respectively, which were spent prior to the Company's decision to withdraw from oil and gas exploration activities outside of Canada, effective September 30, 1992.

Sun's capital expenditures are expected to increase significantly in 1994 largely due to greater spending on income growth projects in Branded Marketing, Logistics, Chemicals and International Production, either through upgrade and expansion of existing sites and facilities or through acquisitions and joint ventures when market opportunities warrant. In addition, higher environmental outlays at Suncor's oil sands plant are expected to contribute to the increase in 1994 capital spending.

In the Wholesale Fuels business, capital expenditures during the 1991-94 period reflect a continuing emphasis on required spending for environmental related projects and enhancements to the base infrastructure at Sun's three northeastern U.S. refineries. Environmental spending for Wholesale Fuels averaged $51 million per year during the 1991-93 period and should approximate $84 million in 1994. Projects for 1994 include ongoing work being done to comply with amendments to the Clean Air Act and to complete the $100 million upgrade of the waste water processing facilities at Sun's Marcus Hook refinery. A similar $40 million project to upgrade the waste water treatment facilities at the Toledo refinery was completed in 1993.

Capital spending in the Branded Marketing business during 1993 was largely concentrated on ongoing upgrades of service stations, acquisitions and the replacement of underground storage tanks. During 1994, Branded Marketing capital outlays will be focused on the conversion of the Company's existing ATLANTIC(R) gasoline outlets to SUNOCO(R) and the conversion of its SUNOCO FOOD MARKET(R) convenience stores to APLUS(R). These conversions are expected to be completed by year-end 1995. The Company is also continuing to seek opportunities to increase market share in the northeastern United States where Sun believes it has certain logistical and competitive advantages. In pursuit of this strategy, in 1993, Sun acquired 23 service stations in western Massachusetts and has secured a 12-year contract to supply 21 high-volume service stations along the Pennsylvania Turnpike. Environmental capital outlays continue to be significant to Branded Marketing operations and have been made largely to replace underground storage tanks at retail service stations. Such spending averaged $19 million during the 1991-93 period and should approximate $52 million in 1994. The increase in 1994 environmental capital spending reflects the Company's effort to minimize station downtime by accelerating the replacement of underground storage tanks as it converts its existing ATLANTIC(R) gasoline outlets to SUNOCO(R). Environmental regulations require that such replacements be completed by 1998.

In the Lubricants business, capital spending during 1994 will be concentrated on minor infrastructure and environmental expenditures at Sun's Tulsa and Puerto Rico refineries in support of the Company's strategy to focus operations at these facilities on lubricants manufacturing. The changes will allow both refineries to continue to emphasize lube oil production while significantly reducing the level of fuels produced. Capital spending during 1993 was also focused on modifications to support the Company's strategy to emphasize lubricants production. Capital spending in the Chemicals business is expected to increase significantly in 1994, primarily due to the construction of a 34-million gallon per year cyclohexane plant at Sun's Marcus Hook refinery and the completion of a project begun in 1993 to expand benzene extraction capacity at this refinery. These projects are targeted for completion by the end of 1994 at an estimated total cost of $65 million. During 1992, Sun expanded its Chemicals business through the acquisition of the ethylene and ethylene oxide businesses and assets of Olin Corporation's chemical complex in Brandenburg, KY for $15 million. In addition, during 1992, Sun became a one-third partner in bef, a joint venture formed for the purpose of constructing, owning and operating a mtbe production facility in Mont Belvieu, Texas. The plant, which has a designed capacity of 12,600 barrels daily, is presently under construction and is expected to begin production in mid-1994. Approximately 80 percent of the estimated $220 million required to construct this facility is being financed through external borrowings by the partnership of which one-third ($43 million at December 31, 1993) is guaranteed by the Company. Sun made capital contributions of $8 and $5 million to the joint venture in 1993 and 1992, respectively, and expects to make a final contribution of $2 million in 1994. For additional information concerning Sun's participation in this joint venture, see Note 14 to the consolidated financial statements.

In the Logistics business during 1994, capital spending will include outlays on an ongoing project to construct an inter-refinery pipeline between Sun's Philadelphia and Marcus Hook refineries. This project, which is expected to be completed by early 1995, will provide opportunities for additional manufacturing synergies and cost efficiencies from product movements between the two refineries. Sun will continue to pursue opportunities to strengthen and grow its Logistics business, particularly in areas which can support Sun's major refinery systems and marketing areas. In 1993, Sun acquired a 126-mile crude oil pipeline for $9 million. This pipeline operates from Marysville, MI to Toledo, OH, has a capacity of 110 thousand barrels daily and provides midwestern refineries (including Sun's Toledo refinery) access to Canadian crude oil.

As a result of Sun's October 1992 decision to withdraw from all oil and gas exploration activities outside of Canada, International Exploration and Production capital expenditures in the 1993-94 period are limited to production, development and acquisition activities principally in the U.K. North Sea. As part of this strategy, during 1993, Sun acquired additional oil producing interests in the Balmoral and Stirling fields in the U.K. North Sea. During 1993, the Company also spent $30 million which essentially satisfied its remaining exploration commitments. These costs were charged against an accrual established as part of the Provision for Write-down of Assets and Other Matters recorded in 1992. In 1994, the Company will continue to develop its existing reserve base principally in the U.K. North Sea and will seek additional financially attractive opportunities for increasing its reserves position in this area.

In Canada, capital expenditures have been funded from Suncor's own cash generation and, when necessary, from external borrowings by Suncor which are not guaranteed by the Company. Suncor's capital spending for 1994 is budgeted at $228 million and consists of $97 million for conventional oil and gas exploration and production activities, $95 million for oil sands operations and $36 million for refining and marketing. The 13 percent increase in overall Canadian 1994 capital spending is largely due to an anticipated increase in the level of environmental spending at Suncor's oil sands plant in Fort McMurray, Alberta. Expenditures include outlays to reduce odorous emissions and for the addition of limestone scrubbing technology to reduce sulfur dioxide emissions from the plant's steam and electricity generating facilities. The total cost of this project, which is subject to approval by

Suncor's board of directors, is $155-$175 million over a three-year period, with expenditures of approximately $30 million expected in 1994. This project replaces a prior plan to construct a new utilities plant at the site, which after further commercial evaluation in 1993, was not pursued. Capital expenditures in the oil sands business for 1993 were primarily for the investment in new mining equipment required to convert the oil sands operation to a more flexible and efficient truck-and-shovel mining method, which is now fully operational. The truck-and-shovel system replaced the bucketwheel excavation process which had been in place since the plant began operations in 1967. Oil sands capital expenditures in 1992 included $11 million required to rebuild the gas oil unifiner damaged in a fire at the plant in April 1992. Suncor's exploration and production operations are expected to continue to grow through a focused exploration, development and acquisition program. Capital outlays for the 1991-93 period included $59 million for the acquisition of proved properties which increased Sun's proved reserves by an estimated 6 million barrels of crude oil and 180 billion cubic feet of natural gas. Capital expenditures for Canadian refining and marketing during the 1991-93 period have focused on programs to upgrade the retail gasoline network and improve refinery performance. In 1994, Suncor will increase its investment in these programs as it implements its downstream strategy announced in September 1993 to rationalize and upgrade its service station portfolio, improve existing refining operations, and take advantage of Suncor's ability to custom-blend crude oil at its oil sands plant and upgrade it into higher-value products at its Sarnia, Ontario refinery.

The major factors affecting Sun's actual 1994 capital expenditures are expected to be the amount of 1994 cash generation, which will be determined largely by refined product margins and crude oil prices, and the amount of 1994 proceeds from divestment activities. If actual 1994 net cash provided by operating and divestment activities is significantly lower than projected amounts, capital outlays may reflect a corresponding decrease from the planned amount.

See "Environmental Matters" below for a discussion of Sun's capital expenditures in connection with pollution abatement activities.

ENVIRONMENTAL MATTERS

As the first Fortune 500(R) Company to endorse the Coalition for Environmentally Responsible Economies ("CERES") principles, Sun has continued to focus on environmental requirements and practices. Sun is subject to numerous federal, state, local and foreign laws which regulate the discharge of materials into, or otherwise relate to the protection of, the environment. These laws have required, and are expected to continue to require, Sun to make significant expenditures of both a capital and expense nature. As these laws evolve, it is expected that they will continue to have a significant impact on the conduct of Sun's operations.

Sun has funded its environmental expenditures through cash generated by operating activities. The following table summarizes Sun's expenditures for environmental projects and compliance activities (in millions of dollars):


                                                      1993               1992
- ------------------------------------------------------------------------------
Pollution abatement capital*                          $123               $ 75
Remediation and reclamation                             53                 48
Operations, maintenance and administration             108                116
- ------------------------------------------------------------------------------
                                                      $284               $239
- ------------------------------------------------------------------------------
*Capital expenditures for pollution abatement are expected to approximate
 $192 and $209 million in 1994 and 1995, respectively.

Certain environmental laws subject Sun to possible obligations to remove or mitigate the effects on the environment of the disposal or release of certain wastes and petroleum substances. Included are remediation at Sun's refineries, service stations, terminals and pipeline and truck transportation facilities, and third-party or formerly owned sites at which contaminants generated by Sun may be located. Several of the more significant federal laws applicable to the Company's operations include the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act ("RCRA"). Additionally, various state and local governments have adopted or are considering the adoption of similar laws and regulations.

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. Compliance with Clean Air Act requirements necessitates significant alterations to the composition of gasoline sold in most of Sun's northeastern U.S. branded marketing area by reducing the maximum allowable benzene content, reducing summertime Reid Vapor Pressure ("RVP") and increasing the minimum oxygenate content. It is expected that all refiners will not be willing or able to make the significant capital expenditures necessary to produce cleaner-burning reformulated fuels and that a rationalization of U. S. refining capacity will occur. Despite uncertainties regarding the impact on the future profitability of Sun's domestic petroleum businesses of the Clean Air Act, as amended by additional regulations, management of Sun believes these businesses are well positioned to meet the air toxics and reformulated fuel requirements under present regulations as they are phased in over the next few years.

Two other federal laws, CERCLA and RCRA, and related state laws subject the Company to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at various sites. Under CERCLA, Sun is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1993, Sun had been named as a PRP at 40 sites identified or potentially identifiable as "Superfund" sites under CERCLA. Sun has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sun's negligible participation therein, believes that its potential liability associated with such sites will not be significant. Under RCRA and related state laws, corrective remedial action has been initiated at some of its facilities and will be required to be undertaken by the Company at various of its other facilities. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time.

Sun establishes accruals related to environmental remediation activities for work at identified sites, including those under CERCLA and RCRA and related state laws, where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are based on currently available facts, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. Sun's international production and Canadian operations are subject to less demanding environmental regulatory requirements than its U.S. operations and these less stringent requirements are considered in determining the accruals for those locations. Sun's accruals reflect the Company's philosophy of aggressively managing remediation costs to ensure the most cost-effective method of protecting the health, safety and environment of affected communities. Sun's accrued liability for environmental remediation was $259 and $258 million at December 31, 1993 and 1992, respectively. Sun also accrues estimated dismantlement, restoration, reclamation and abandonment costs at its oil and gas exploration and production and oil sands mining operations through a charge against income primarily on a units of production basis. The accrued liability for these activities, which are conducted primarily by Suncor, Sun's 55 percent owned subsidiary, totalled $119 and $118 million at December 31, 1993 and 1992, respectively. Pretax charges against income for environmental remediation and reclamation totalled $45, $62 and $159 million for 1993, 1992 and 1991, respectively. Claims for recovery of environmental liabilities that are probable of realization totalled $17 million at December 31, 1993 and are included in deferred charges and other assets in the consolidated balance sheet.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of additional sites, the determination of the extent of the contamination of each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation level and financial viability of other parties.

Management believes that the overall costs for environmental activities are likely to be significant but are expected to be incurred over an extended period of time and to be funded from Sun's net cash flow from operating activities. Although potentially significant with respect to results of operations, cash flow or liquidity for any one quarter or year, management believes that such costs, including those required by CERCLA and RCRA, will not have a material impact on Sun's consolidated financial position or, over an extended period of time, on Sun's cash flow or liquidity.

CASH DIVIDENDS

The Company paid cash dividends on common stock at an annual rate of $1.80 per share during the 1991-93 period. Sun expects to continue to sustain the current cash dividend.

POSTEMPLOYMENT BENEFITS

In November 1992, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112") was issued. It requires companies to recognize the obligation to provide benefits to their former or inactive employees after employment but before retirement. The new accounting standard will be adopted in 1994 and is not expected to have a material impact on Sun's income from continuing operations or financial position. Implementation of SFAS No. 112 will not affect Sun's cash flow or liquidity.

INFLATION ACCOUNTING

In recent years, the rate of inflation has declined to a more modest rate; however, continued inflation over a period of years distorts conventional measures of financial performance and condition. Financial statements report historical costs and do not reflect subsequent price changes in the general purchasing power of the dollar or the price changes of specific assets.

Sun's results of operations adjusted for inflation would be significantly less than historical cost results of operations due to the higher inflation-adjusted depreciation, depletion and amortization resulting from the inflation-adjusted amount of properties, plants and equipment exceeding the historical amount.

Inflation also affects monetary assets, such as cash and receivables, since these assets will purchase fewer goods and services in time. Conversely, debtors benefit during periods of higher-than-expected inflation because less purchasing power will be required to satisfy their obligations. Since Sun's monetary liabilities are greater than its monetary assets, there are unrealized purchasing power gains.

CONSOLIDATED STATEMENTS OF INCOME           Sun Company, Inc. and Subsidiaries
(Millions of Dollars Except Per Share Amounts)

For the Years Ended December 31             1993           1992*        1991*
- ------------------------------------------------------------------------------
REVENUES
Sales and other operating revenue
  (including consumer excise taxes
  of $1,883 in 1993, $1,819 in 1992
  and $1,684 in 1991)                     $9,180        $10,445      $11,493
Gain on divestments (Note 2)                 174              5            6
Gain on litigation settlement (Note 3)        --            178           --
Interest income                               18             22           46
Income (loss) from investments in
  operations held for sale (Note 2)           (1)            --           --
Other income (Note 4)                         46             32            8
- ------------------------------------------------------------------------------
                                           9,417         10,682       11,553

COSTS AND EXPENSES
Cost of products sold and
  operating expenses                       5,821          7,192        8,189
Selling, general and administrative
  expenses                                   647            661          818
Taxes, other than income taxes (Note 5)    2,024          1,977        1,840
Depreciation, depletion and amortization     354            385          433
Exploratory costs and leasehold
  impairment                                  22             60          102
Provision for write-down of assets
  and other matters (Note 2)                  23            745          156
Minority interest                             27              3           16
Interest cost and debt expense                81             97          112
Interest capitalized                          (8)            (6)          (5)
- ------------------------------------------------------------------------------
                                           8,991         11,114       11,661

Income (loss) from continuing
  operations before provision (credit)
  for income taxes and cumulative effect
  of change in accounting principle          426           (432)        (108)
Provision (credit) for income
  taxes (Note 6)                             143           (115)          22
- ------------------------------------------------------------------------------
Income (loss) from continuing
  operations before cumulative effect
  of change in accounting principle          283           (317)        (130)
Income (loss) from discontinued
  operations (Note 2)                         --             19         (257)
Cumulative effect of change in
  accounting principle (Note 7)                5           (261)          --
- ------------------------------------------------------------------------------
NET INCOME (LOSS)                         $  288        $  (559)     $  (387)
- ------------------------------------------------------------------------------
Earnings (loss) per share of
  common stock:**
    Income (loss) from continuing
      operations before cumulative
      effect of change in
      accounting principle                 $2.65         $(2.98)      $(1.23)
    Income (loss) from discontinued
      operations                              --            .18        (2.42)
    Cumulative effect of change in
      accounting principle                   .05          (2.46)          --
- ------------------------------------------------------------------------------
NET INCOME (LOSS)                          $2.70         $(5.26)      $(3.65)
- ------------------------------------------------------------------------------
Cash dividends paid on common stock         $192           $191         $191
Cash dividends per share of common stock   $1.80          $1.80        $1.80
- ------------------------------------------------------------------------------
 *Reclassified to conform to 1993 presentation.
**Based on the weighted average number of shares outstanding (in thousands) of 106,561 in 1993, 106,212 in 1992 and 106,070 in 1991.


                       (See Accompanying Notes)

CONSOLIDATED BALANCE SHEETS                 Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

At December 31                                             1993         1992*
- ------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                $  118       $  179
Accounts and notes receivable, net of allowances
  of $11 in both 1993 and 1992                              572          701
Inventories (Note 8)                                        464          451
Deferred income taxes (Note 6)                              123           --
- ------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      1,277        1,331
- ------------------------------------------------------------------------------
INVESTMENT IN COAL OPERATIONS HELD FOR SALE (Note 2)        113          282
INVESTMENT IN REAL ESTATE OPERATIONS HELD FOR
  SALE (Note 2)                                             134          126
LONG-TERM RECEIVABLES AND INVESTMENTS (Note 9)              217          259
PROPERTIES, PLANTS AND EQUIPMENT, net (Note 10)           3,831        3,739
DEFERRED CHARGES AND OTHER ASSETS                           328          334
- ------------------------------------------------------------------------------
TOTAL ASSETS                                             $5,900       $6,071
- ------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                         $  641       $  747
Accrued liabilities                                         487          640
Short-term borrowings (Note 11)                             110          215
Current portion of long-term debt (Note 12)                  26           45
Taxes payable                                               241           99
- ------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                 1,505        1,746
- ------------------------------------------------------------------------------
LONG-TERM DEBT (Note 12)                                    726          792
RETIREMENT BENEFIT LIABILITIES (Note 13)                    523          514
DEFERRED INCOME TAXES (Note 6)                              369          400
OTHER DEFERRED CREDITS AND LIABILITIES                      421          464
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)
MINORITY INTEREST (Note 2)                                  372          259
STOCKHOLDERS' EQUITY (Notes 15 and 16)
  Common stock, par value $1 per share
    Authorized - 200,000,000 shares;
      Issued, 1993 - 129,312,735 shares;
      Issued, 1992 - 129,244,929 shares                     129          129
Capital in excess of par value                            1,303        1,302
Cumulative foreign currency translation adjustment          (62)         (47)
Earnings employed in the business                         1,636        1,540
- ------------------------------------------------------------------------------
                                                          3,006        2,924
Less common stock held in treasury, at cost
  1993 - 22,629,825 shares; 1992 - 22,832,247 shares      1,022        1,028
- ------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                1,984        1,896
- ------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $5,900       $6,071
- ------------------------------------------------------------------------------
*Reclassified to conform to 1993 presentation.

Sun follows the successful efforts method of accounting for oil and gas exploration and production operations.

                       (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS       Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

For the Years Ended December 31             1993           1992*        1991*
- ------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                        $ 288          $(559)       $(387)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
      (Income) loss from discontinued
        operations                            --            (19)         257
      Cumulative effect of change in
        accounting principle                  (5)           261           --
      Provision for write-down of assets
        and other matters                     23            745          156
      Gain on litigation settlement           --           (178)          --
      Gain on divestments                   (174)            (5)          (6)
      Accrual for environmental
        remediation                           --             --          118
      Depreciation, depletion and
        amortization                         354            385          433
      Dry hole costs and leasehold
        impairment                            14             34           53
      Deferred income taxes                   59           (265)        (123)
      Changes in working capital
        pertaining to operating activities:
          Accounts and notes receivable      106            132          370
          Inventories                        (13)            13           71
          Accounts payable and accrued
            liabilities                     (277)          (298)        (351)
          Taxes payable                       (3)            (2)           1
      Other                                   41             61          103
- ------------------------------------------------------------------------------
Net cash provided by operating activities    413            305          695
- ------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                      (612)          (530)        (615)
  Cash provided by coal operations
    held for sale                            161             42            1
  Cash used by real estate operations
    held for sale                             (7)           (72)         (22)
  Proceeds from divestments                  370            103          229
  Proceeds from litigation settlement         --            130           --
  Other                                      (26)             1           18
- ------------------------------------------------------------------------------
Net cash used in investing activities       (114)          (326)        (389)
- ------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from (repayments of)
    short-term borrowings                   (105)            72          (69)
  Proceeds from issuance of long-term debt    26             88          163
  Repayments of long-term debt               (97)          (140)        (114)
  Cash dividend payments                    (192)          (191)        (191)
  Other                                        8              8           (5)
- ------------------------------------------------------------------------------
Net cash used in financing activities       (360)          (163)        (216)
- ------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                           (61)          (184)          90
Cash and cash equivalents at
  beginning of year                          179            363          273
- ------------------------------------------------------------------------------
Cash and cash equivalents at end of year   $ 118          $ 179        $ 363
- ------------------------------------------------------------------------------
*Reclassified to conform to 1993 presentation.

                       (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY             Sun Company, Inc. and Subsidiaries
(Dollars in Millions, Shares in Thousands)

                                           Capital                             Common Stock
                          Common Stock          in                Earnings       Held  in
                       ------------------   Excess                Employed       Treasury
                       Number of      Par   of Par   Translation    in the    --------------
                          Shares    Value    Value    Adjustment  Business    Shares    Cost
- ---------------------------------------------------------------------------------------------
AT DECEMBER 31, 1990     129,138     $129   $1,300         $   9    $2,868    22,950  $1,032
Net loss                      --       --       --            --      (387)       --      --
Cash dividend payments        --       --       --            --      (191)       --      --
Purchases for treasury        --       --       --            --        --       196       6
Issued under management
  incentive plans             24       --        1            --        --        --      --
Sales to dividend
  reinvestment plan           --       --       --            --        --       (80)     (3)
Foreign currency trans-
  lation adjustment           --       --       --             2        --        --      --
Other                         --       --       --            --        --        (2)     --
- ---------------------------------------------------------------------------------------------
AT DECEMBER 31, 1991     129,162     $129   $1,301          $ 11    $2,290    23,064  $1,035
Net loss                      --       --       --            --      (559)       --      --
Cash dividend payments        --       --       --            --      (191)       --      --
Issued under management
  incentive plans             83       --        2            --        --        --      --
Sales to dividend
  reinvestment plan           --       --       (1)           --        --      (207)     (6)
Foreign currency trans-
  lation adjustment           --       --       --           (58)       --        --      --
Other                         --       --       --            --        --       (25)     (1)
- ---------------------------------------------------------------------------------------------
AT DECEMBER 31, 1992     129,245     $129   $1,302          $(47)   $1,540    22,832  $1,028
Net income                    --       --       --            --       288        --      --
Cash dividend payments        --       --       --            --      (192)       --      --
Issued under management
  incentive plans             68       --        2            --        --        --      --
Sales to dividend
  reinvestment plan           --       --       (1)           --        --      (202)     (6)
Foreign currency trans-
  lation adjustment           --       --       --           (15)       --        --      --
- ---------------------------------------------------------------------------------------------
AT DECEMBER 31, 1993     129,313     $129   $1,303          $(62)   $1,636    22,630  $1,022
- ---------------------------------------------------------------------------------------------

                         (See Accompanying Notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Sun Company, Inc. and
Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements contain the accounts of Sun Company, Inc. ("Company") and all subsidiaries that are controlled (generally more than 50 percent owned) except those engaged in coal and real estate operations (collectively, "Sun"). Prior to the fourth quarter of 1993, coal and real estate operations were accounted for as discontinued operations. Effective in the fourth quarter of 1993, such operations are accounted for as investments held for sale (Note 2). Affiliated companies over which the Company exercises significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

CASH EQUIVALENTS AND INVESTMENTS

Sun considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Sun's cash equivalents consist principally of time deposits and certificates of deposit. Investments with maturities from greater than three months to one year are classified as short-term investments while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and investments are stated at cost which approximates market value.

INVENTORIES

Inventories of crude oil and refined products are valued at the lower of cost or market. The cost of such inventories is determined principally using the last-in, first-out method ("LIFO"). Effective January 1, 1991, Sun changed its method of accounting for the cost of crude oil and re-fined product inventories at Suncor Inc. ("Suncor"), the Company's Canadian subsidiary, from the first-in, first-out method ("FIFO") to the LIFO method (Notes 7 and 8).

Materials, supplies and other inventories are valued principally at the lower of average cost or market.

OIL AND GAS EXPLORATION AND PRODUCTION OPERATIONS

The successful efforts method of accounting is followed for costs incurred in oil and gas exploration and production operations. In October 1992, Sun announced that it was withdrawing from oil and gas exploration activities outside North America. In connection therewith, Sun recorded a write-down to net realizable value of the assets affected by this decision and established an accrual for existing exploration commitments associated with its exploration operations outside North America (Note 2). Actual costs incurred to satisfy these exploration commitments have been charged to the accrual.

CAPITALIZATION POLICY -- Acquisition costs for proved and unproved properties are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are found. Exploration costs, including geological and geophysical costs and costs of carrying and retaining unproved properties, are charged against income as incurred. Exploratory drilling costs are capitalized initially; however, if an exploratory well is plugged and abandoned, such capitalized costs are charged to expense, as dry hole costs, at that time. Development costs are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

LEASEHOLD IMPAIRMENT AND DEPRECIATION, DEPLETION AND AMORTIZATION -- Unproved properties whose costs are individually significant are evaluated for impairment by management. Impairment of unproved properties whose acquisition costs are not individually significant is provided for through amortization of the portion of such properties not expected to become producing over their projected holding periods; costs of such properties surrendered or abandoned are charged to accumulated amortization.

The acquisition costs of proved properties are depleted by the unit of production method based on proved reserves. Capitalized exploratory drilling costs which result in the discovery of proved reserves and development costs are amortized/depreciated by the unit of production method based on proved developed reserves. The unit determination is by field.

DISMANTLEMENT, RESTORATION AND ABANDONMENT COSTS -- Estimated costs of future dismantlement, restoration and abandonment are accrued as part of depreciation, depletion and amortization expense on a unit of production basis; actual costs are charged to the accrual.

MINING OPERATIONS

CAPITALIZATION POLICY -- Property acquisition costs are capitalized. Exploration costs and costs of carrying and retaining undeveloped properties are charged against income as incurred. Mine development costs incurred prior to the operating stage or to increase the capacity or productivity of operating mines are capitalized. Mine development costs incurred to maintain current production are generally expensed. Expenditures for plant and mine equipment for significant additions and replacements are capitalized. Other plant and mining equipment costs are generally charged against income as incurred. Mobile equipment acquisitions are capitalized.

Overburden removal costs are deferred and expensed as the underlying reserves are mined.

DEPRECIATION AND DEPLETION -- Property acquisition costs and capitalized development costs are depleted by the unit of production method based on proven reserves. Capitalized plant and equipment are generally depreciated over their useful lives principally on a straight-line basis.

DISMANTLEMENT, RESTORATION, RECLAMATION AND ABANDONMENT COSTS -- Estimated costs of future dismantlement, restoration, reclamation and abandonment are accrued through a charge against income currently on a unit of production basis; actual costs are charged to the accrual.

DEPRECIATION AND RETIREMENTS

Plants and equipment, other than those relating to oil and gas exploration and production and mining operations, are generally depreciated on a straight-line basis over their estimated useful lives.

Gains and losses on the disposals of fixed assets are generally reflected in income. For certain property groups the cost, less salvage value, of property sold or abandoned is charged to accumulated depreciation, depletion and amortization, except that gains and losses for these groups are taken into income for unusual retirements or retirements involving an entire property group.

ENVIRONMENTAL REMEDIATION

Sun accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are based on currently available facts, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations.

REFINERY MAINTENANCE SHUTDOWNS

Maintenance and repair costs incurred in connection with major refinery maintenance shutdowns which exceed $500 thousand are capitalized when incurred and then charged against income over the period benefitted by the major maintenance shutdown (usually 3 to 4 years).

TAXES

Effective January 1, 1993, Sun adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS NO. 109"). SFAS NO. 109 changed the method of computing deferred income taxes from a deferred to a liability approach. Under the liability method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse, and on available tax credits and carryforwards. Previously, under the deferred method, deferred income taxes were provided using the rates in effect when the timing differences occurred for those items of revenue and expense which were recognized for financial reporting in different periods than for income tax purposes (Notes 6 and 7).

U.S. income and foreign withholding taxes are provided on undistributed earnings of foreign subsidiaries deemed not to be permanently invested to the extent that taxes on distribution of such earnings would not be offset by foreign tax credits. In addition, U.S. income taxes are provided on undistributed earnings of affiliated companies.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Sun provides health care and life insurance benefits for substantially all retirees. Such benefits are provided through insurance policies which have premiums based on benefits paid during the year. These premiums are prefunded or funded currently.

Sun adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS NO. 106") effective January 1, 1992. Under SFAS NO. 106, the expected cost of the benefits provided by existing postretirement plans is actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits. Previously, postretirement benefits expense was recognized when the insurance premiums were due (Note 7).

FOREIGN CURRENCY TRANSLATION

Management has determined the U.S. dollar to be the functional currency for all foreign operations except for those in Canada for which the functional currency is the Canadian dollar.

FUTURES AND FORWARD EXCHANGE HEDGE CONTRACTS

Sun periodically uses commodity futures contracts to hedge the impact of crude oil and natural gas price fluctuations and forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Gains and losses on commodity futures hedge contracts are included as part of product cost and recognized in income when the products are sold. Gains and losses on foreign currency forward exchange contracts are deferred and recognized in income when the related item being hedged is recognized. The cash flows from such contracts are included in operating activities in the consolidated statements of cash flows.

2. CHANGES IN BUSINESS

The following is a summary of Sun's significant changes in business during the three-year period ended December 31, 1993:

DIVESTMENTS

During 1993, Sun completed the disposition of certain oil and gas exploration and production properties located principally in the U.K. North Sea, Dubai and Canada which previously had been identified for disposal as part of the Company's 1992 restructuring plan. The properties divested in Dubai accounted for approximately 42 percent of Sun's 1992 crude oil production outside North America while those divested in Canada represented approximately 6 and 12 percent, respectively, of Sun's 1992 Canadian crude oil and natural gas production. Results of operations from these properties were not significant.

In December 1993, Sun completed the sale of its midwestern refined products pipeline system operating in Oklahoma and Arkansas. In March 1992 and May 1993, Sun sold 4 and 6.8 million shares, respectively, of Suncor common stock in secondary offerings in Canada, Europe and by private placement in the United States. The sale during 1992 reduced Sun's ownership interest in Suncor from 75 percent to approximately 68 percent. Pretax cash proceeds from this offering, after underwriting and other fees and U.S. dollar exchange, totalled $59 million of which $29 million was received in 1992 and $30 million was received in 1993. The sale during 1993 further reduced Sun's ownership interest in Suncor to 55 percent. Pretax cash proceeds from this offering, after underwriting and other fees and U.S. dollar exchange, totalled $139 million. These proceeds were received in 1993.

In 1991, Sun sold substantially all of the assets of ECC Financial Group Corporation ("ECC"), a wholly owned subsidiary engaged in equipment sales financing. ECC's principal assets were secured loans in the form of collateralized finance receivables. The effect of the divestment of ECC on Sun's financial position is set forth in Note 18. The results of operations of ECC were not material to Sun's consolidated results of operations.

The following sets forth summary divestment information:

                                           Gains (Losses) on        After-Tax
                                                 Divestments   Gains (Losses)
(Millions of Dollars Except         ------------------------     Per Share of
Per Share Amounts)                  Pretax         After Tax     Common Stock
- ------------------------------------------------------------------------------
1993
North Sea and other exploration
  properties                          $ 88              $ 68            $ .64
Dubai producing properties              11                 7              .07
Canadian producing properties           10*                5              .05
Suncor common stock                     30                19              .18
Refined products pipeline system        17                10              .09
Other                                   18                12              .11
- ------------------------------------------------------------------------------
                                      $174              $121            $1.14
- ------------------------------------------------------------------------------
1992
Suncor common stock                  $ (18)             $ (8)           $(.08)
Other                                   23                14              .14
- ------------------------------------------------------------------------------
                                     $   5              $  6            $ .06
- ------------------------------------------------------------------------------
1991
ECC Financial Group Corporation      $  (7)             $ (5)           $(.05)
Other                                   13                12              .12
- ------------------------------------------------------------------------------
                                     $   6              $  7            $ .07
- ------------------------------------------------------------------------------
*Net of minority interest share of gain on divestments.

WRITE-DOWNS OF ASSETS AND OTHER MATTERS

During 1993, Sun recorded a provision associated with the restructuring of its Canadian refining and marketing operations and established additional loss accruals related to the recoverability of its remaining leasing and secured lending portfolio.

During 1992, the Company's Board of Directors approved a new strategic direction for Sun. As part of this strategy, Sun announced that it was withdrawing from oil and gas exploration activities outside of North America and disposing of certain producing properties in Dubai and Argentina. In connection therewith, during 1992, Sun recorded a write-down to net realizable value of the assets affected by this change in strategy and established accruals for exploration commitments, employee terminations and office closings.

In 1992, Suncor announced that it was converting from the "bucketwheel" method of mining oil sands to a more flexible and efficient truck-and-shovel method. In connection therewith, Suncor recorded a write-down of related assets to net realizable value and established an accrual for employee terminations. Suncor also recorded write-downs to net realizable value for certain oil and gas properties and other oil sands assets during 1992. In addition, Sun established a U.S. income tax provision for Suncor's undistributed earnings (Note 6).

In 1992, Sun also recorded a provision associated with its decision to downsize and reconfigure the Company's Tulsa, Oklahoma refining and marketing operations as well as miscellaneous asset write-downs and accruals related to other Sun domestic facilities and operations.

During 1991, Sun completed a study of its operations and decided to restructure and consolidate its corporate headquarters and domestic refining and marketing unit. The restructuring and consolidation resulted in the elimination of approximately 1,100 salaried positions. In connection therewith, a provision was recorded for employee terminations, office closings and other matters.

The following is a summary of the provisions for write-down of assets and other matters:

                                                             After-Tax Losses
(Millions of Dollars Except             Income Tax  After-Tax    Per Share of
Per Share Amounts)          Provisions    Benefits     Losses    Common Stock
- ------------------------------------------------------------------------------
1993
Canadian operations               $ 15*       $  8       $  7           $ .06
Leasing operations                   8           3          5             .05
- ------------------------------------------------------------------------------
                                  $ 23        $ 11       $ 12           $ .11
- ------------------------------------------------------------------------------
1992
Exploration and production
  operations outside North
  America                         $335        $135       $200           $1.88
Canadian operations                247*         99        148            1.39
Tulsa refining and
  marketing operations              95          34         61             .58
Other                               68          21         47             .44
- ------------------------------------------------------------------------------
                                  $745        $289       $456           $4.29
- ------------------------------------------------------------------------------
1991
Employee terminations, office
  closings and other matters      $156        $ 53       $103           $ .97
- ------------------------------------------------------------------------------
*Net of minority interest share of provision for write-down of assets and other matters.

INVESTMENTS IN OPERATIONS HELD FOR SALE

In January 1993, Sun decided to sell the assets of the Company's coal and cokemaking operations comprised of Sun Coal Company and Elk River Resources, Inc. and its subsidiaries (collectively, "Sun Coal"). In connection with this decision, Sun sold its western U.S. coal operations during 1993 and continues to actively pursue the sale of its remaining eastern U.S. coal and cokemaking operations.

In October 1991, the Company's Board of Directors approved a plan to dispose of the Company's investment in Radnor Corporation ("Radnor"), its wholly owned real estate development subsidiary. In connection with this plan, the Company is actively pursuing a program of controlled disposition.

Prior to the fourth quarter of 1993, coal and real estate operations had been classified as discontinued operations in the consolidated financial statements. In accordance therewith, results of operations of Sun's coal and real estate businesses subsequent to their measurement dates of December 31, 1992 and September 30, 1991, respectively, had been excluded from the consolidated statements of income. In November 1993, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 93 which requires discontinued operations that have not been divested within one year of their measurement dates to be accounted for prospectively as investments held for sale. As a result, pretax income (loss) from Sun's coal and real estate operations, which totalled $(2) and $1 million, respectively, during the fourth quarter of 1993, has been included as a single amount in income from continuing operations. On an after-tax basis, income from Sun's coal and real estate operations totalled $2 and $1 million, respectively, during the fourth quarter of 1993.

The following is a summary of results of operations of these businesses prior to their measurement dates as well as the estimated loss on disposition of real estate operations:

                                                               Real
(Millions of Dollars)                                  Coal  Estate     Total
- ------------------------------------------------------------------------------
1992
Income from operations before credit
  for income taxes                                     $  1     $--     $   1
Credit for income taxes                                 (18)     --       (18)
- ------------------------------------------------------------------------------
Income from discontinued operations                    $ 19     $--     $  19
- ------------------------------------------------------------------------------
1991
Loss from operations before credit
  for income taxes                                     $(21)  $(188)    $(209)
Credit for income taxes                                 (19)    (63)      (82)
- ------------------------------------------------------------------------------
Loss from operations*                                    (2)   (125)     (127)
- ------------------------------------------------------------------------------
Estimated loss on disposition before
  credit for income taxes                                --    (223)     (223)
Credit for income taxes                                  --     (93)      (93)
- ------------------------------------------------------------------------------
Estimated loss on disposition                            --    (130)     (130)
- ------------------------------------------------------------------------------
Loss from discontinued operations                      $ (2)  $(255)    $(257)
- ------------------------------------------------------------------------------
*Includes after-tax provision for write-down of assets to net realizable value of $21 million in coal and $93 million in real estate.

Prior to their measurement dates, revenues from coal operations totalled $356 and $377 million in 1992 and 1991, respectively, while revenues from real estate operations totalled $212 million in 1991.

The net assets and liabilities relating to the coal and real estate operations held for sale have been segregated on the consolidated balance sheets from their historic classifications to separately identify them as investments in operations held for sale. Such amounts are summarized as follows:

                                                          December 31
                                                     --------------------
(Millions of Dollars)                                   1993       1992
- --------------------------------------------------------------------------
COAL OPERATIONS
Accounts receivable                                    $  18      $  27
Inventories                                               27         29
Properties, plants and equipment                         175        355
Other assets                                              32         36
Accounts payable and accrued liabilities                 (40)       (52)
Retirement benefit liabilities                           (44)       (43)
Other liabilities                                        (55)       (70)
- --------------------------------------------------------------------------
Investment in coal operations held for sale            $ 113      $ 282
- --------------------------------------------------------------------------
REAL ESTATE OPERATIONS
Inventories                                            $ 158      $ 211
Properties, plants and equipment                         374        594
Other assets                                              49         49
Nonrecourse financing                                    (90)      (109)
Recourse debt                                           (324)      (493)
Other liabilities (including Sun's
  estimated loss on disposition)                         (33)      (126)
- --------------------------------------------------------------------------
Investment in real estate operations held for sale     $ 134      $ 126
- --------------------------------------------------------------------------

As part of a restructuring of Radnor's recourse debt obligations during 1992, the Company, through its wholly owned subsidiary, The Claymont Investment Company, has provided Radnor with a $100 million credit facility. As of December 31, 1993, there was $23 million borrowed against this facility. Amounts borrowed by Radnor under this facility are not collateralized by any of its assets.

Radnor's recourse debt obligations require that its stockholder's equity, which totalled $103 million at December 31, 1993, equal at least $100 million. In the event that Radnor's stockholder's equity declines below this amount, the Company would have the option to make a capital contribution to Radnor to avoid default by Radnor on these obligations or to advance the remaining amount available under the $100 million credit facility.

3. GAIN ON LITIGATION SETTLEMENT

During 1992, Sun received a $130 million net cash payment which settled all disputes with the government of Iran and the National Iranian Oil Company relating to the expropriation of Sun's oil production interests in Iran following the Iranian Revolution. In connection with this settlement, Sun recognized a $178 million gain which increased 1992 results of operations by $117 million after tax or $1.10 per share of common stock. The effect of the settlement on Sun's financial position is set forth in Note 18.

4. OTHER INCOME

(Millions of Dollars)                            1993        1992       1991
- -----------------------------------------------------------------------------
Oil sands litigation settlement                   $17         $--        $--
Equity in earnings of affiliated companies         11           9         10
Foreign exchange gains (losses)                     3          16        (10)
Other                                              15           7          8
- -----------------------------------------------------------------------------
                                                  $46        $ 32       $  8
- -----------------------------------------------------------------------------

In 1993, Suncor settled all claims arising from a 1987 fire at its oil sands facility in Fort McMurray, Alberta.

5. TAXES, OTHER THAN INCOME TAXES

(Millions of Dollars)                            1993        1992       1991
- -----------------------------------------------------------------------------
Consumer excise                                $1,883      $1,819     $1,684
Production                                         25          38         34
Payroll, property and other                       116         120        122
- -----------------------------------------------------------------------------
                                               $2,024      $1,977     $1,840
- -----------------------------------------------------------------------------

6. INCOME TAXES

Components of income (loss) from continuing operations before provision (credit) for income taxes and cumulative effect of change in accounting principle are as follows:

(Millions of Dollars)                            1993        1992       1991
- -----------------------------------------------------------------------------
U.S.                                             $138       $(174)     $(226)
Foreign                                           288        (258)       118
- -----------------------------------------------------------------------------
                                                 $426       $(432)     $(108)
- -----------------------------------------------------------------------------

Effective January 1, 1993, deferred income taxes have been provided utilizing the liability method. Previously, deferred income taxes were provided utilizing the deferred method (Note 7).

Components of provision (credit) for income taxes from continuing operations before cumulative effect of change in accounting principle are as follows:

(Millions of Dollars)                            1993        1992       1991
- -----------------------------------------------------------------------------
Income taxes currently payable:
  U.S. federal                                   $ 29       $  36      $  33
  Foreign and other                                55         114        112
- -----------------------------------------------------------------------------
                                                   84         150        145
- -----------------------------------------------------------------------------
Deferred taxes:
  U.S. federal                                     11        (124)      (146)
  Foreign and other                                48        (141)        23
- -----------------------------------------------------------------------------
                                                   59        (265)      (123)
- -----------------------------------------------------------------------------
                                                 $143*      $(115)     $  22
- -----------------------------------------------------------------------------
*Includes a $3 million provision attributable to a change in the U.S.
 statutory rate and a $17 million benefit resulting from the realization of a deferred tax asset for which a valuation allowance previously had been provided.

Reconciliation of income taxes at the U.S. statutory rate to the provision (credit) for income taxes from continuing operations before cumulative effect of change in accounting principle is as follows:

(Millions of Dollars)                            1993        1992       1991
- -----------------------------------------------------------------------------
Income taxes at U.S. statutory rate              $149       $(147)      $(37)
Increase (reduction) in taxes resulting from:
  Tax expense of foreign operations
    in excess of statutory rate                     4          37         68
  Benefit of Puerto Rico tax exemption
    (expires in 2007)                              (6)         (5)        (5)
  Impact of change in U.S. statutory
    rate on deferred income taxes                   3          --         --
  Other                                            (7)         --         (4)
- -----------------------------------------------------------------------------
                                                 $143       $(115)      $ 22
- -----------------------------------------------------------------------------

Under the liability method, the tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

                                                     December 31    January 1
(Millions of Dollars)                                       1993         1993
- ------------------------------------------------------------------------------
Deferred tax debits:
  Retirement benefit liabilities                           $ 162        $ 156
  Other liabilities not yet deductible                       252          278
  Alternative minimum tax credit carryforward                 53           79
  Investments in operations held for sale                    100          104
  Other                                                       70           43
  Valuation allowance                                        (94)         (98)
- ------------------------------------------------------------------------------
                                                             543          562
- ------------------------------------------------------------------------------
Deferred tax credits:
  Depreciation and depletion                                (655)        (598)
  Investments in foreign subsidiaries                        (24)         (27)
  Investment in leases                                       (45)         (58)
  Other                                                      (65)         (64)
- ------------------------------------------------------------------------------
                                                            (789)        (747)
- ------------------------------------------------------------------------------
Net deferred income tax liability                          $(246)       $(185)
- ------------------------------------------------------------------------------

Of the $246 million net deferred income tax liability at December 31, 1993, $123 million is reflected as a current asset and $369 million is reflected as a noncurrent liability in the consolidated balance sheet.

Under the deferred method, during 1992 and 1991, deferred income taxes were provided for those items of revenue and expense which were recognized for financial reporting in different periods than for income tax purposes. The effect of timing differences on income taxes from continuing operations before cumulative effect of change in accounting principle was as follows:

(Millions of Dollars)                                        1992        1991
- ------------------------------------------------------------------------------
U.S. federal:
  Intangible drilling costs                                  $(10)      $ (11)
  Depreciation and depletion                                   --           6
  Write-down of assets and other matters                      (93)        (37)
  Tax over book gain on divestments                           (29)        (31)
  Litigation settlement                                        28          --
  Alternative minimum tax                                      10         (12)
  Environmental remediation                                    --         (39)
  Other                                                       (30)        (22)
- ------------------------------------------------------------------------------
                                                             (124)       (146)
- ------------------------------------------------------------------------------
Foreign and other:
  Depreciation and depletion                                   15          20
  Write-down of assets and other matters                     (146)         --
  Other                                                       (10)          3
- ------------------------------------------------------------------------------
                                                             (141)         23
- ------------------------------------------------------------------------------
                                                            $(265)      $(123)
- ------------------------------------------------------------------------------

During 1992, Sun established a $27 million U.S. income tax provision for Suncor's undistributed earnings. At December 31, 1993 and 1992, U.S. income taxes have been provided on all undistributed earnings of foreign subsidiaries.

7. CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 1993, Sun adopted the provisions of SFAS NO. 109 which changed the method of computing deferred income taxes from a deferred to a liability approach. Under the liability method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse, and on available tax credits and carryforwards. The cumulative effect of this accounting change for years prior to 1993, which is shown separately in the consolidated statement of income for 1993, increased net income for 1993 by $5 million, or $.05 per share of common stock. Excluding the cumulative effect, this change increased net income for 1993 by $45 million or $.42 per share of common stock, primarily due to lower U.S. income tax expense on foreign earnings including a $22 million reduction in deferred income tax expense attributable to the 1993 sale of certain exploration properties in the U.K. North Sea (Note 2). Since the deferred income tax assets and liabilities will have to be adjusted for any enacted change in tax rate, Sun's net income may be subject to increased volatility.

Effective January 1, 1992, Sun adopted the provisions of SFAS NO. 106 which resulted in a change in the method of accounting for postretirement health care and life insurance benefits. Under SFAS NO. 106, the expected cost of these benefits is actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits. Previously, postretirement benefits expense was recognized when the insurance premiums which provided the benefits were due. The accumulated postretirement benefit obligation existing at January 1, 1992 was recognized separately in the consolidated statement of income for the year ended December 31, 1992 as a cumulative effect of change in accounting principle, resulting in a charge of $261 million (after related income tax benefit of $140 million), or $2.46 per share of common stock. The cumulative effect includes a $26 million charge (after related tax benefit of $15 million) attributable to Sun's coal operations held for sale. Excluding the cumulative effect, during 1992, the incremental expense attributable to adoption of SFAS NO. 106 decreased results from continuing operations by $9 million after tax or $.08 per share of common stock and results from discontinued coal operations by $3 million after tax or $.03 per share of common stock (Note 13).

Effective January 1, 1991, Sun changed its method of accounting for the cost of crude oil and refined product inventories at Suncor from the FIFO method to the LIFO method. Sun believes that the use of the LIFO method better matches current costs with current revenues. The cumulative effect of this accounting change for years prior to 1991 is not determinable, nor are the pro forma effects of retroactive application of the LIFO method to prior years. This change decreased the 1991 net loss and net loss per share of common stock by $3 million and $.03, respectively.

8. INVENTORIES

                                                               December 31
                                                             ----------------
(Millions of Dollars)                                        1993        1992
- ------------------------------------------------------------------------------
Crude oil                                                    $140        $109
Refined products                                              244         261
Materials, supplies and other                                  80          81
- ------------------------------------------------------------------------------
                                                             $464        $451
- ------------------------------------------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $390 and $530 million at December 31, 1993 and 1992, respectively.

9. LONG-TERM RECEIVABLES AND INVESTMENTS

                                                               December 31
                                                             ----------------
(Millions of Dollars)                                        1993        1992
- ------------------------------------------------------------------------------
Investment in:
  Leveraged leases                                            $21        $ 43
  Direct financing and sales-type leases                       69          87
- ------------------------------------------------------------------------------
                                                               90         130
Accounts and notes receivable                                  47          64
Investments in affiliated companies                            72          56
Other investments, at cost                                      8           9
- ------------------------------------------------------------------------------
                                                             $217        $259
- ------------------------------------------------------------------------------

Sun, as lessor, has entered into leveraged, direct financing and sales-type leases of a wide variety of equipment including aircraft, railroad rolling stock and various other transportation and manufacturing equipment. The components of Sun's investment in these leases at December 31, 1993 and 1992 are set forth below (in millions of dollars):

                                                             Direct Financing
                                          Leveraged            and Sales-Type
                                             Leases                    Leases
                                   ----------------          ----------------
December 31                        1993        1992          1993        1992
- ------------------------------------------------------------------------------
Minimum rentals receivable         $  6*       $ 28*          $91        $114
Estimated unguaranteed
  residual value of leased
  assets                             19          30            11          15
Unearned and deferred income         (4)        (15)          (33)        (42)
- ------------------------------------------------------------------------------
Investment in leases                 21          43           $69        $ 87
                                                             ----------------
Deferred taxes arising from
  leveraged leases                  (18)        (29)
- ---------------------------------------------------
Net investment in leveraged
  leases                           $  3        $ 14
- ---------------------------------------------------

*Net of principal of and interest on related nonrecourse debt aggregating
 $38 and $65 million in 1993 and 1992, respectively.

The following is a schedule of minimum rentals receivable by years at December 31, 1993:

                                                             Direct Financing
                                          Leveraged            and Sales-Type
(Millions of Dollars)                        Leases                    Leases
- ------------------------------------------------------------------------------
Year ending December 31:
  1994                                           $1                       $14
  1995                                            1                        15
  1996                                            1                        13
  1997                                            1                         9
  1998                                           --                         9
  Later years                                     2                        31
- ------------------------------------------------------------------------------
                                                 $6                       $91
- ------------------------------------------------------------------------------

Dividends received from affiliated companies amounted to $9, $7 and $10 million in 1993, 1992 and 1991, respectively. Earnings employed in the business at December 31, 1993 include $16 million of undistributed earnings of affiliated companies.

10. PROPERTIES, PLANTS AND EQUIPMENT
                                                     Accumulated
                                       Gross       Depreciation,
(Millions of Dollars)             Investment       Depletion and          Net
December 31                          at Cost*       Amortization*  Investment
- ------------------------------------------------------------------------------
1993
Refining and marketing                $5,265              $2,403       $2,862
Exploration and production             1,478               1,019          459
Oil sands mining                       1,000                 494          506
Corporate                                 10                   6            4
- ------------------------------------------------------------------------------
                                      $7,753              $3,922       $3,831
- ------------------------------------------------------------------------------
1992
Refining and marketing                $5,112              $2,344       $2,768
Exploration and production             1,683               1,199          484
Oil sands mining                         965                 487          478
Corporate                                 20                  11            9
- ------------------------------------------------------------------------------
                                      $7,780              $4,041       $3,739
- ------------------------------------------------------------------------------
*Includes amounts subject to operating leases totaling $527 million in refining and marketing and $1 million in corporate at December 31, 1993 and $508 million in refining and marketing and $11 million in corporate at December 31, 1992. Related accumulated depreciation totaled $209 and $198 million at December 31, 1993 and 1992, respectively.

Annual future minimum rentals due Sun, as lessor, on noncancelable operating leases at December 31, 1993 are as follows (in millions of dollars):

- ------------------------------------------------------------------------------
Year ending December 31:
  1994                                                                   $ 51
  1995                                                                     35
  1996                                                                     16
  1997                                                                      6
  1998                                                                      6
  Later years                                                               8
- ------------------------------------------------------------------------------
                                                                         $122
- ------------------------------------------------------------------------------

11. SHORT-TERM BORROWINGS AND LINES OF CREDIT

                                                               December 31
                                                             ----------------
(Millions of Dollars)                                        1993        1992
- ------------------------------------------------------------------------------
Commercial paper                                              $50        $215
Other                                                          60          --
- ------------------------------------------------------------------------------
                                                             $110        $215
- ------------------------------------------------------------------------------

The Company had $500 million of credit facilities as of December 31, 1993 in the form of revolving credit agreements from commercial banks which provide for revolving credit through August 1996. These facilities support Sun's commercial paper borrowings. All of the above facilities are subject to commitment fees, the amounts of which are not material. As of December 31, 1993, there were no borrowings against these revolving credit agreements. The Company also has access to short-term financing under non-committed money market facilities. At December 31, 1993, $60 million was borrowed through these facilities.

At December 31, 1993, Suncor had a revolving term credit facility available for its own use aggregating approximately $302 million. Committed revolving credit will be available through October 1998. The facility provides for commitment fees, the amounts of which are not material. At December 31, 1993, $91 million was borrowed against this facility which was classified as long-term debt as it is Suncor's intention to refinance that amount on a long-term basis (Note 12).

12. LONG-TERM DEBT

                                                               December 31
                                                             ----------------
(Millions of Dollars)                                        1993        1992
- ------------------------------------------------------------------------------
SINKING FUND DEBENTURES
Sun Company, Inc.:
  9-3/8% payable $20,000,000 annually 2007-2016              $200        $200
  7-1/8% redeemed in 1993                                      --          51
  6-3/4% convertible, payable $7,500,000 annually
    1997-2011, $37,500,000 in 2012 (Note 16)                   10*         10*

Subsidiaries of Sun Company, Inc.:
  12% payable in Canadian dollars $5,000,000 annually
    1994-2002, $30,000,000 in 2003                             57          63

NOTES AND MORTGAGES PAYABLE
Sun Company, Inc.:
  7.95% notes payable in 2001                                 150         150
  Medium-term notes, at interest rates ranging from
    7.03% to 7.10%, payable in 1997                            50          50

Subsidiaries of Sun Company, Inc.:
  Revolving term credit loans, floating interest rate
    (5.14% at January 1, 1994) payable in Canadian
    dollars by 1998 (Note 11)                                  91          72
  Leasing subsidiary notes:
    8-5/8% payable $7,143,000 annually 1994-1997               29          36
    9.73% payable $10,714,000 annually 1994-1998               53          64
    9.55% payable in 1995                                      75          75
    Other                                                      --           8
  Other, including capitalized lease obligations,
    due in varying amounts through 2007, at various
    interest rates                                             41          62
- ------------------------------------------------------------------------------
                                                              756         841
Less: unamortized discount                                      4           4
      current portion                                          26          45
- ------------------------------------------------------------------------------
                                                             $726        $792
- ------------------------------------------------------------------------------
*Net of debentures held in treasury.

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 1994 through 1998 is as follows (in millions of dollars):

- ------------------------------------------------------------------------------
    1994               $ 26                      1997              $ 75
    1995               $100                      1998              $116
    1996               $ 26
- ------------------------------------------------------------------------------

The following table summarizes Sun's total borrowings (including current portion):

                                                               December 31
                                                             ----------------
(Millions of Dollars)                                        1993        1992
- ------------------------------------------------------------------------------
Sun Company, Inc.                                            $406      $  457
Short-term borrowings (Note 11)                               110         215
Canada (Suncor)                                               148         142
Leasing                                                       157         183
Other                                                          41          55
- ------------------------------------------------------------------------------
                                                             $862      $1,052
- ------------------------------------------------------------------------------

13. RETIREMENT BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

Sun has noncontributory defined benefit pension plans which provide retirement benefits for most of its employees. Plan benefits are generally based on years of service, age at retirement and employees' compensation. For Sun's principal defined benefit pension plans, the benefit for employees hired prior to January 1, 1987 is determined based on either final or total career average compensation, whichever produces the greater benefit. For employees hired on or after January 1, 1987, the benefit is determined based on total career average compensation. It is Sun's policy to fund defined benefit pension contributions, at a minimum, in accordance with the requirements of the Internal Revenue Code.

The cost of Sun's defined benefit pension plans included in results of operations was $17, $9 and $13 million for 1993, 1992 and 1991, respectively, which consisted of the following components (in millions of dollars):

                                                  1993       1992        1991
- ------------------------------------------------------------------------------
Service cost (cost of benefits
  earned during the year)                        $  30        $30       $  31
Interest cost on projected
  benefit obligation                               103        103         105
Actual return on plan assets*                     (182)       (47)       (241)
Net amortization and deferral*                      66        (77)        118
- ------------------------------------------------------------------------------
                                                 $  17        $ 9       $  13
- ------------------------------------------------------------------------------

*Estimated returns on assets are used in determining net periodic pension cost. Differences between estimated and actual returns are included in net amortization and deferral. Also included in net amortization and deferral are amortization of the unrecognized net asset or obligation at January 1, 1986 and amortization of the unrecognized prior service cost and net gain or loss.

The following table sets forth the funded status of the plans and amounts recognized in the balance sheets at:

                                December 31, 1993         December 31, 1992
                           ------------------------  ------------------------
                              Plans in     Plans in      Plans in    Plans in
                                 Which        Which         Which       Which
                                Assets  Accumulated        Assets Accumulated
                                Exceed     Benefits        Exceed    Benefits
                           Accumulated       Exceed   Accumulated      Exceed
(Millions of Dollars)         Benefits       Assets      Benefits      Assets
- ------------------------------------------------------------------------------
Actuarial present value of
  benefit obligation:
  Vested                        $  978         $226        $  869        $202
  Nonvested                         33           13            59          11
- ------------------------------------------------------------------------------
Accumulated benefit obligation   1,011          239           928         213
Effect of projected future
  salary increases                 140           33           121          20
- ------------------------------------------------------------------------------
Projected benefit obligation     1,151          272         1,049         233
Less plan assets at fair value*  1,177           95         1,120          87
- ------------------------------------------------------------------------------
Projected benefit obligation
  in excess of (less than)
  plan assets                      (26)         177          (71)         146
Unrecognized net asset
  (obligation) at
  January 1, 1986                  120          (24)          139         (28)
Unrecognized prior service
  (cost) benefit                   (21)          (4)         (32)           5
Unrecognized net gain (loss)       (81)         (51)         (38)         (32)
Additional minimum liability**      --           55            --          48
- ------------------------------------------------------------------------------
Pension liability (asset)***    $   (8)        $153        $  (2)        $139
- ------------------------------------------------------------------------------

  *Plan assets consist principally of commingled trust funds, marketable equity securities, corporate and government debt securities and real estate. Approximately 1 percent of plan assets was invested in Company common stock at both December 31, 1993 and 1992.

 **An equivalent intangible asset is included in deferred charges and other assets in the consolidated balance sheets.

***Pension liability (asset) is included in retirement benefit liabilities in the consolidated balance sheets.

As of December 31, 1993 and 1992, the projected benefit obligations were determined using weighted average assumed discount rates of 7.25 and 8.0 percent, respectively, and a rate of compensation increase of 5.0 percent. The weighted average expected long-term rate of return on plan assets was
9.5 percent in both 1993 and 1992. All of these rates are subject to change in the future as economic conditions change.

DEFINED CONTRIBUTION PENSION PLANS

Sun has defined contribution plans which provide retirement benefits for most of its domestic employees. Sun's contributions, which are principally based on a percentage of employees' annual compensation and are charged against income as incurred, amounted to $9, $15 and $17 million in 1993, 1992 and 1991, respectively.

Sun's principal defined contribution plan is the Sun Company, Inc. Capital Accumulation Plan ("SunCAP"). Sun matches 100 percent of employee contributions to the plan up to 5 percent of an employee's base compensation. Effective January 1, 1993, the matching contribution was reduced to 50 percent for a period of one year. Sun's contributions to SunCAP are invested initially in the common stock of the Company. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company's Board of Directors, to borrow in order to purchase a significant number of shares of Company common stock. As of December 31, 1993, no such borrowings had been approved.

POSTRETIREMENT HEALTH CARE AND
LIFE INSURANCE BENEFITS

Sun has plans which provide health care and life insurance benefits for substantially all retirees. Aggregate charges against income for such benefits amounted to $22, $37 and $21 million in 1993, 1992 and 1991, respectively. The adoption of the provisions of SFAS NO. 106 as of January 1, 1992, increased Sun's 1992 postretirement health care and life insurance benefits expense by $15 million (Note 7). The increase was primarily due to the accrual of benefits earned by active employees and interest on the accumulated postretirement benefit obligation ("APBO"). Effective in the second quarter of 1993, changes were made to Sun's principal postretirement medical benefit plan which will cap Sun's contribution at twice the amount at that time for each retiree coverage category. These changes reduced postretirement benefits expense for 1993 by $14 million and the APBO by $82 million. Postretirement benefits expense for 1993 and 1992 consisted of the following components (in millions of dollars):


                                                             1993        1992
- ------------------------------------------------------------------------------
Service cost (cost of benefits
  earned during the year)                                     $ 5         $ 8
Interest cost on APBO                                          23          29
Net amortization*                                              (6)         --
- ------------------------------------------------------------------------------
                                                              $22         $37
- ------------------------------------------------------------------------------

*Consists of amortization of the unrecognized prior service benefit and unrecognized net gain (loss).

The following table sets forth the funded status of the plans and amounts recognized in the balance sheets at:

                                                 December 31      December 31
(Millions of Dollars)                                   1993             1992
- ------------------------------------------------------------------------------
APBO:
  Retirees                                              $206             $255
  Fully eligible active participants                      17               21
  Other active participants                               69              103
- ------------------------------------------------------------------------------
                                                         292              379
Unrecognized prior service benefit                        77               --
Unrecognized net gain (loss)                               9               (2)
- ------------------------------------------------------------------------------
Accrued postretirement benefit obligation*              $378             $377
- ------------------------------------------------------------------------------
*Accrued postretirement benefit obligation is included in retirement benefit liabilities in the consolidated balance sheets.

As of December 31, 1993 and 1992, the APBO was determined using weighted average assumed discount rates of 7.25 and 8.0 percent, respectively. The health care cost trend rate is assumed to decrease gradually from 11 and 13 percent at December 31, 1993 and 1992, respectively, to 6 percent at 2004 and remain at that level thereafter. All of these rates are subject to change in the future as economic conditions change. An increase in the assumed health care cost trend rate by one percentage point in each year would have increased the APBO by $28 and $42 million at December 31, 1993 and 1992, respectively, and would have increased the service and interest components of postretirement benefits expense in the aggregate by $3 and $4 million for the years ended December 31, 1993 and 1992, respectively.

14. COMMITMENTS AND CONTINGENT LIABILITIES

Sun, as lessee, has noncancelable operating leases for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1993, 1992 and 1991 amounted to $68, $87 and $85 million, respectively. Approximately 20 percent of total rental expense was recovered through related rental income from subleases during 1993. Under contracts existing as of December 31, 1993, future minimum annual rentals applicable to noncancelable operating leases are as follows (in millions of dollars):

- -------------------------------------
Year ending December 31:
  1994                           $ 46
  1995                             39
  1996                             32
  1997                             23
  1998                             28
  Later years                     105
- -------------------------------------
                                 $273
- -------------------------------------

In 1992, a wholly owned subsidiary of the Company became a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture formed for the purpose of constructing, owning and operating a $220 million methyl tertiary butyl ether ("MTBE") production facility in Mont Belvieu, Texas. As of December 31, 1993, BEF had borrowed $128 million against a construction loan facility of which the Company guarantees one-third or $43 million. The plant, which has a designed capacity of 12,600 barrels daily of MTBE, is expected to begin production in mid-1994. When production commences, the construction loan will be converted into a five-year, nonrecourse term loan with a first priority lien on all project assets.

In order to obtain a secure supply of oxygenates for the manufacture of reformulated fuels, Sun has entered into a 10-year off-take agreement with BEF which commences when the plant becomes operational. Pursuant to this agreement, Sun will purchase all of the MTBE production from the plant.
The minimum per unit price to be paid for the MTBE production while the nonrecourse term loan is outstanding will be equal to BEF's annual raw material and operating costs and debt service payments divided by the plant's annual designed capacity. Notwithstanding this minimum price, Sun has agreed to pay BEF a price during the first three years of the off-take agreement which approximates prices included in current MTBE long-term sales agreements in the marketplace. This price is expected to exceed the minimum price required by the loan agreement. Sun will negotiate a new pricing arrangement with BEF for the remaining years the off-take agreement is in effect which will be based upon the expected market conditions existing at such time.

Sun is also contingently liable under various other arrangements which guarantee debt of associated companies and other aggregating approximately $26 million at December 31, 1993 and maturing at various dates through 2012.

Sun is subject to federal, state, local and foreign laws regulating the discharge of materials into, or otherwise relating to the protection of, the environment. These laws result in loss contingencies for Sun's remediation at the Company's refineries, service stations, terminals, pipelines and truck transportation facilities as well as third-party or formerly owned sites at which contaminants generated by Sun may be located. Sun's policy is to accrue environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are based on currently available facts, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. The accrued liability for environmental remediation totalled $259 and $258 million at December 31, 1993 and 1992, respectively. Sun also accrues estimated dismantlement, restoration, reclamation and abandonment costs at its oil and gas exploration and production and oil sands mining operations through a charge against income primarily on a units of production basis. The accrued liability for these activities, which are conducted primarily by Suncor, Sun's 55 percent owned subsidiary, totalled $119 and $118 million at December 31, 1993 and 1992, respectively. The accruals for environmental remediation and reclamation activities are included primarily in other deferred credits and liabilities in the consolidated balance sheets. Pretax charges against income for environmental remediation and reclamation totalled $45, $62 and $159 million in 1993, 1992 and 1991, respectively. Claims for recovery of environmental liabilities that are probable of realization totalled $17 million at December 31, 1993 and are included in deferred charges and other assets in the consolidated balance sheet.

Total future cost for environmental remediation activities will depend upon, among other things, the identification of additional sites, the determination of the extent of contamination of each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation levels and financial viability of other parties.

Many other legal and administrative proceedings are pending against Sun. The ultimate outcome of these proceedings and the environmental matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sun. Management believes that any costs attributable to the matters discussed above are expected to be incurred over an extended period of time and to be funded from Sun's net cash flow from operating activities. Although the ultimate impact of these matters could have a significant impact on results of operations for any one quarter or year, management of Sun believes that any liabilities which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sun at December 31, 1993.

15. MANAGEMENT INCENTIVE PLANS

Sun's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Executive Long-Term Stock Investment Plan ("ELSIP"). The EIP provides for the payment of annual incentive awards in cash and/or Company common stock and the ELSIP provides for the award of stock options and related rights to officers and other key employees of Sun. On May 2, 1991, shareholders of the Company approved the adoption of the ELSIP as a successor to the Long-Term Incentive Plan ("LTIP"). The first awards under the ELSIP were made in January 1992. No awards will be made under ELSIP after December 31, 1996. All outstanding awards granted under LTIP and LTIP's predecessor plan, the Executive Long-Term Incentive Plan ("ELTIP"), will remain in effect in accordance with their terms. These plans are administered by a committee of four nonemployee members of the Board of Directors ("Compensation Committee").

Outstanding awards under LTIP and ELTIP consist of stock options, alternate appreciation rights, limited rights and restricted stock units. ELSIP also provides for incentive stock options and equity options.

Stock options, incentive stock options and equity options (collectively, "options") permit optionees to purchase Company common stock at the fair market value on the date of grant. If authorized, equity options are granted when payment for an option exercise is made using Company common stock held by the optionee for at least one year. Alternate appreciation rights permit the optionee to receive in cash or common stock the appreciation of Company common stock from the date of grant. Limited rights are similar to alternate appreciation rights except that they are payable in cash only and exercisable only in the event of a change in control of the Company. Restricted stock units are awards which entitle the holder to receive cash or Company common stock upon completion of a restriction period during which the recipient must remain continuously employed by Sun or upon attainment of predetermined performance targets established by the Compensation Committee.

Options, alternate appreciation rights and limited rights are issued in various tandem combinations so that the exercise of any one of them will reduce the others, on a one-for-one basis.

Under ELSIP, certain shares of common stock issued upon the exercise of options and alternate appreciation rights will be subject to restrictions which prohibit the sale, exchange, transfer, pledge, gift or other disposition until the earlier of the holder's termination of employment or the end of the related option term. The number of such restricted shares will be determined on the date of exercise. If restricted shares are used as payment for the exercise of options, all shares issued upon the exercise will be restricted. Otherwise, the number of restricted shares will approximate the number of shares with a fair market value equal to the difference between the market value and the amount paid for all shares issued upon exercise.

Aggregate charges against income for Sun's principal management incentive plans for the years 1993 and 1991 were $7 and $9 million, respectively. There were no charges against income in 1992 due to the absence of cash incentive awards under EIP for the 1992 plan year.

16. STOCKHOLDERS' EQUITY

Each share of Company common stock is entitled to one full vote. The $10 million of outstanding 6-3/4 percent debentures are convertible into shares of common stock of the Company at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 1993, there were 246,166 shares of common stock reserved for this potential conversion (Note 12).

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of a class of preference stock without par value, subject to approval of issuance by its Board of Directors ("Board"). The Board also has authority to fix the number , designation, rights, preferences and limitations of the shares of each series, subject to applicable laws and the provisions of the Articles of Incorporation. As of December 31, 1993, none of this class of preference stock had been issued.

In December 1992, the Board approved the adoption of the Employee Option Plan ("EOP") which provides for the award of stock options to all employees (other than executives) of the Company and certain subsidiaries. The awards, which have a ten-year term and are exercisable two years from the date of grant, permit optionees to purchase Company common stock at the fair market value on the date of grant. Two million shares of Company common stock are authorized for issuance under the EOP. On January 4, 1993, stock option awards totalling 1,721,385 were made to eligible employees.

The following table summarizes information with respect to common stock option awards under EOP and Sun's management incentive plans (Note 15):

                                                 Shares          Option Price
                                           Under Option             Per Share
- ------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1990                1,778,891         $24.02-$41.13
Granted                                         456,040            $27.88
Exercised                                       (24,524)        $24.02-$31.50
Cancelled                                      (157,587)
- ------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1991                2,052,820         $24.02-$41.13
Granted                                         597,510         $25.38-$30.50
Exercised                                      (102,433)*       $24.02-$28.50
Cancelled                                      (234,486)
- ------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1992                2,313,411         $25.38-$41.13
Granted                                       2,835,415         $28.00-$31.38
Exercised                                       (94,474)*       $27.88-$31.50
Cancelled                                      (109,217)
- ------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1993                4,945,135         $25.38-$41.13
- ------------------------------------------------------------------------------
EXERCISABLE, DECEMBER 31
- ------------------------------------------------------------------------------
1991                                          1,250,993         $24.02-$41.13
1992                                          1,880,433         $27.88-$41.13
1993                                          2,552,166         $25.38-$41.13
- ------------------------------------------------------------------------------
AVAILABLE FOR GRANT, DECEMBER 31
- ------------------------------------------------------------------------------
1991                                          5,800,000**
1992                                          7,217,890***
1993                                          4,439,545***
- ------------------------------------------------------------------------------

  *Includes 41,050 and 26,178 options cancelled during 1993 and 1992, respectively, due to the exercise of related alternate appreciation rights which resulted in the issuance of 482 and 2,646 shares in 1993 and 1992, respectively. In addition, 13,900 and 3,990 shares were issued for matured restricted stock units during 1993 and 1992, respectively.

 **Represents the number of shares authorized under ELSIP. No awards may be granted under LTIP after December 31, 1991.

***Consists of 2,000,000 and 5,217,890 shares available for grant under EOP and ELSIP, respectively, at December 31, 1992 and 336,325 and 4,103,220 shares available for grant under EOP and ELSIP, respectively, at December 31, 1993.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective December 31, 1992, Sun adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" which requires certain disclosures concerning the estimated fair value of financial instruments. The estimated fair value amounts have been determined based on the Company's assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange. Most of Sun's current assets (excluding inventories and deferred income taxes) and current liabilities are financial instruments. The carrying amounts of these financial instruments approximate their estimated fair value. The following table summarizes estimated fair value information for Sun's other financial instruments included in the consolidated balance sheets at:

                                     December 31, 1993      December 31, 1992
                                   -------------------    -------------------
                                             Estimated              Estimated
                                   Carrying       Fair    Carrying       Fair
(Millions of Dollars)                Amount      Value      Amount      Value
- ------------------------------------------------------------------------------
Long-term accounts and
  notes receivable                     $ 47       $ 47         $64       $ 57
Other assets*                          $ 18       $ 18         $45       $ 45
Long-term debt                         $726       $809        $792       $837
- ------------------------------------------------------------------------------

*Included primarily in deferred charges and other assets in the consolidated balance sheets.

Long-term accounts and notes receivable have been valued by discounting the projected cash flows at December 31, 1993 and 1992, using the then current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities. The majority of these receivables are collateralized. Other assets consist primarily of special purpose funds and restricted cash which have been valued using discounted cash flows or prices quoted by financial institutions, as appropriate. Long-term debt which is publicly traded was valued based on quoted market prices. The fair value of other debt issues was estimated by management based upon current interest rates available to Sun at the respective balance sheet dates for similar issues.

The Company guarantees one-third of the borrowings of its affiliate, BEF (Note 14). Due to the complexity of the guarantee and the absence of any market for this financial instrument, the Company does not believe it is practicable to estimate its fair value. Sun also is a party to certain other off-balance sheet financial instruments consisting of guarantees of debt of associated companies and others and foreign exchange contracts.
The fair value of these instruments, which is the estimated amount at which they could be settled, was not material at December 31, 1993 and 1992.

At December 31, 1993 and 1992, Sun had entered into forward exchange and swap contracts in order to hedge $200 and $220 million, respectively, of Canadian dollar foreign exchange exposure. The contracts had an aggregate face amount of $150 and $168 million at December 31, 1993 and 1992, respectively, and mature at various dates through 1996. Sun does not anticipate nonperformance by the counterparty to these contracts as it is a major international financial institution.

18. SUPPLEMENTAL CASH FLOW INFORMATION

During 1992, Sun settled its dispute with the Iranian government concerning the expropriation of Sun's oil production interests in Iran (Note 3) and in 1991, Sun sold substantially all of the assets of ECC (Note 2). The following is a summary of the effects of these transactions on Sun's consolidated financial position (in millions of dollars):

                                                     Iranian             Sale
                                                  Settlement           of ECC
- ------------------------------------------------------------------------------
(Increase) decrease in:
  Accounts and notes receivable                         $ --             $ 16
  Long-term receivables and investments                   --              107
  Other noncurrent assets                                 --                7
Increase (decrease) in:
  Accounts payable and accrued liabilities               (48)               1
  Taxes payable                                           33               (2)
  Deferred income taxes                                   28               --
  Earnings employed in the business                      117               (5)
- ------------------------------------------------------------------------------
Net increase in cash and cash equivalents               $130             $124
- ------------------------------------------------------------------------------

Cash payments for income taxes were $116, $94 and $140 million in 1993, 1992 and 1991, respectively. Cash payments for interest, net of amounts capitalized, were $73, $91 and $91 million in 1993, 1992 and 1991, respectively.

19. BUSINESS SEGMENT INFORMATION

Sun is principally a petroleum refiner and marketer with interests in oil and gas exploration and production and oil sands mining. Sun also has interests in leasing operations and coal and real estate operations held for sale (Note 2).

Sun's petroleum refining and marketing operations include the refining of crude oil and its derivatives; the marketing of crude oil and a full range of petroleum products, including fuels, lubricants and petrochemicals, and the transportation of crude oil and refined products. Such operations are conducted in the United States and Canada. Petroleum refining and marketing operations outside North America involve purchasing crude oil and refined products for United States and Canadian refining operations and for sale to third parties. Sun's oil and gas exploration and production operations consist of exploration for and development, production and marketing of crude oil and condensate, natural gas and natural gas liquids outside the United States, primarily in Canada and the United Kingdom sector of the North Sea. In October 1992, Sun announced that it was withdrawing from oil and gas exploration activities outside North America. As of December 31, 1993, essentially all remaining exploration commitments out side North America have been satisfied. Oil sands mining operations, which consist of the production of synthetic crude oil by mining oil sands and upgrading the bitumen extracted from the oil sands, are conducted in western Canada. Corporate includes Sun's coal and real estate operations held for sale as well as its equipment leasing and secured lending activities. Such activities have been conducted in the United States. Sun ceased making new investments in leasing and secured lending in April 1991 and expects, over time, to liquidate in an orderly manner, its remaining portfolio of leases and secured loans.

SEGMENT INFORMATION
(Millions of Dollars)
                      Refining   Exploration      Oil
                           and           and    Sands             Consoli-
                     Marketing    Production   Mining   Corporate   dated*
- ---------------------------------------------------------------------------
1993
Sales and other
  operating revenue
  (including consumer
  excise taxes):
    Unaffiliated
      customers         $8,975          $194     $ --        $ 11   $9,180
- ---------------------------------------------------------------------------
    Intersegment        $   --          $164     $363        $ --   $   --
- ---------------------------------------------------------------------------
Operating profit        $  189          $234     $ 63        $ 17   $  503
Equity income               11            --       --          --       11
Related income taxes       (68)          (76)     (35)        (2)     (181)
- ---------------------------------------------------------------------------
Profit contribution before
  net financing expenses
  and after tax**       $  132          $158     $ 28        $15***    333
- -----------------------------------------------------------------
Corporate expenses
  (after taxes)                                                        (24)
Net financing expenses
  (after taxes)                                                        (26)***
Cumulative effect of
  change in accounting
  principle                                                              5+
                                                                    ------
Net income                                                          $  288
                                                                    ------
Depreciation, depletion
  and amortization      $  237          $ 98++   $ 32        $  1   $  368
- ---------------------------------------------------------------------------
Capital expenditures    $  381          $120     $111        $ --   $  612
- ---------------------------------------------------------------------------
Identifiable assets     $4,175          $554     $580       $641+++ $5,900
- ---------------------------------------------------------------------------

  *After elimination of intersegment amounts.

 **Includes after-tax provision for write-down of assets and other matters of $7 million in refining and marketing and $5 million in corporate. In addition, exploration and production includes an after-tax gain of $80 million from the disposal of certain oil and gas properties and corporate includes an after-tax gain of $19 million on the sale of Suncor stock (Note 2).

***Net financing expenses of leasing operations are included in corporate.
   In addition, corporate includes net income from coal and real estate operations held for sale of $2 and $1 million, respectively (Note 2).

  +Reflects the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes (Note 7).

 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.

+++Includes investments in coal and real estate operations held for sale of $113 and $134 million, respectively (Note 2).

SEGMENT INFORMATION
(Millions of Dollars)

                      Refining   Exploration      Oil
                           and           and    Sands             Consoli-
                     Marketing    Production   Mining   Corporate   dated*
- ---------------------------------------------------------------------------
1992
Sales and other
  operating revenue
  (including consumer
  excise taxes):
    Unaffiliated
      customers        $10,127          $304     $ --        $ 14  $10,445
- ---------------------------------------------------------------------------
    Intersegment        $   --          $165     $407        $ --   $   --
- ---------------------------------------------------------------------------
Operating profit (loss) $  (42)         $(185)   $(72)      $(40)   $ (339)
Equity income                9             --      --          --        9
Related income taxes        --             41      19          19       79
- ---------------------------------------------------------------------------
Profit contribution
  (loss) before net
  financing expenses
  and after tax**       $  (33)         $(144)   $(53)      $(21)***  (251)
- -----------------------------------------------------------------
Corporate expenses
  (after taxes)                                                        (29)
Net financing expenses
  (after taxes)                                                        (37)***
Income from discon-
  tinued operations                                                     19+
Cumulative effect of
  change in accounting
  principle                                                           (261)++
                                                                    ------
Net loss                                                            $ (559)
                                                                    ------
Depreciation, depletion
  and amortization      $  245          $ 135+++ $ 37        $  2   $  419
- ---------------------------------------------------------------------------
Capital expenditures    $  275          $ 175    $ 80        $ --   $  530
- ---------------------------------------------------------------------------
Identifiable assets     $4,085          $ 559    $553       $914#   $6,071
- ---------------------------------------------------------------------------

  *After elimination of intersegment amounts.

 **Includes after-tax provision for write-down of assets and other matters of $104 million in refining and marketing, $277 million in exploration and production, $62 million in oil sands mining and $13 million in corporate. In addition, exploration and production includes an after-tax gain of $117 million on litigation settlement and corporate includes an after-tax loss of $8 million on the sale of Suncor stock (Notes 2 and 3).

***Net financing expenses of leasing operations are included in corporate.

  +Consists of income from discontinued coal operations which includes a $3 million after-tax provision for write-down of assets. Results of discontinued real estate operations were charged against the accrual for loss on disposition established in 1991 (Note 2).

 ++Reflects the cumulative effect for years prior to 1992 of a change in the method of accounting for the cost of postretirement health care and life insurance benefits (Note 7). Excluding the cumulative effect, this change decreased operating profit by $11 million in refining and marketing and $1 million in oil sands mining.

+++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.

  #Includes investments in coal and real estate operations held for sale of $282 and $126 million, respectively (Note 2).


                      Refining   Exploration      Oil
                           and           and    Sands             Consoli-
                     Marketing    Production   Mining   Corporate   dated*
- ---------------------------------------------------------------------------
1991
Sales and other
  operating revenue
  (including consumer
  excise taxes):
    Unaffiliated
      customers        $11,121          $348     $  4       $ 20   $11,493
- ---------------------------------------------------------------------------
    Intersegment       $     3          $177     $450       $ --    $   --
- ---------------------------------------------------------------------------
Operating profit
  (loss)               $   (69)         $ 30     $ 54       $(28)   $  (13)
Equity income               10            --       --         --        10
Related income taxes        17           (69)     (24)        17       (59)
- ---------------------------------------------------------------------------
Profit contribution
  (loss) before net
  financing expenses
  and after tax**      $   (42)         $(39)    $ 30       $(11)***   (62)
- ----------------------------------------------------------------
Corporate expenses
  (after taxes)                                                        (38)
Net financing expenses
  (after taxes)                                                        (30)***
Loss from discontinued
  operations                                                          (257)+
                                                                    ------
Net loss                                                            $ (387)
                                                                    ------
Depreciation, depletion
  and amortization     $   237          $200++   $ 40       $  9    $  486
- ---------------------------------------------------------------------------
Capital expenditures   $   323          $202     $ 89       $  1    $  615
- ---------------------------------------------------------------------------
Identifiable assets    $ 4,307          $945     $687    $1,118+++ $ 7,017
- ---------------------------------------------------------------------------

  *After elimination of intersegment amounts.

 **Includes after-tax provision for write-down of assets and other matters of $88 million in refining and marketing, $2 million in exploration and production and $13 million in corporate (Note 2).

***Net financing expenses of leasing operations are included in corporate.

  +Consists of losses from discontinued coal and real estate operations of $2 and $255 million, respectively. Includes $21 and $93 million after-tax provisions for write-down of assets in coal and real estate operations, respectively, and an estimated $130 million after-tax loss on disposition of real estate operations (Note 2).

 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.

+++Includes investments in coal and real estate operations held for sale of $353 and $34 million, respectively (Note 2).

GEOGRAPHIC INFORMATION
(Millions of Dollars)


                                              Outside
                                                North             Consoli-
                          U.S.        Canada  America   Corporate   dated*
- ---------------------------------------------------------------------------
1993
Sales and other
  operating revenue
  (including consumer
  excise taxes):
    Unaffiliated
      customers        $ 7,262        $1,373   $  534       $ 11   $ 9,180
- ---------------------------------------------------------------------------
    Intergeographic    $     1        $    6   $2,003       $ --   $    --
- ---------------------------------------------------------------------------
Profit contribution
  before net financing
  expenses and after
  tax**                $   121        $   40   $  157       $15*** $   333
- ----------------------------------------------------------------
Corporate expenses
  (after taxes)                                                        (24)
Net financing
  expenses (after taxes)                                               (26)***
Cumulative effect of
  change in accounting
  principle                                                              5+
                                                                   -------
Net income                                                         $   288
                                                                   -------
Depreciation, depletion
  and amortization     $   209        $  106++ $ 52++       $  1   $   368
- ---------------------------------------------------------------------------
Capital expenditures   $   359        $  202   $ 51         $ --   $   612
- ---------------------------------------------------------------------------
Identifiable assets    $ 3,442        $1,522   $514        $641+++ $ 5,900
- ---------------------------------------------------------------------------

  *After elimination of intergeographic amounts.

 **Includes after-tax provision for write-down of assets and other matters of $7 million in Canada and $5 million in corporate. In addition, Canada and outside North America include after-tax gains of $5 and $75 million, respectively, from the disposal of certain oil and gas properties and corporate includes an after-tax gain of $19 million on the sale of Suncor stock (Note 2).

***Net financing expenses of leasing operations are included in corporate.
   In addition, corporate includes net income from coal and real estate operations held for sale of $2 and $1 million, respectively (Note 2).

  +Reflects the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes (Note 7).

 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.

+++Includes corporate assets in Canada of $16 million and outside North
   America of $83 million. Also includes investments in coal and real estate operations held for sale of $113 and $134 million, respectively (Note 2).


                                              Outside
                                                North             Consoli-
                          U.S.        Canada  America   Corporate   dated*
- ---------------------------------------------------------------------------
1992
Sales and other
  operating revenue
  (including consumer
  excise taxes):
    Unaffiliated
      customers        $ 7,944       $1,446    $1,041      $ 14    $10,445
- ---------------------------------------------------------------------------
    Intergeographic    $     5       $   12    $3,046      $ --    $    --
- ---------------------------------------------------------------------------
Profit contribution
  (loss) before net
  financing expenses
  and after tax**      $   (32)      $ (130)   $  (68)
$(21)***  $ (251)
- ---------------------------------------------------------------
Corporate expenses
  (after taxes)                                                        (29)
Net financing expenses
  (after taxes)                                                        (37)***
Income from discon-
  tinued operations                                                     19+
Cumulative effect of
  change in accounting
  principle                                                           (261)++
                                                                    ------
Net loss                                                            $ (559)
                                                                    ------
Depreciation, depletion
  and amortization     $   216       $  112+++ $   89+++   $  2     $  419
- ---------------------------------------------------------------------------
Capital expenditures   $   251       $  194    $   85      $ --     $  530
- ---------------------------------------------------------------------------
Identifiable assets    $ 3,325       $1,541    $  620      $914#    $6,071
- ---------------------------------------------------------------------------

  *After elimination of intergeographic amounts.

 **Includes after-tax provision for write-down of assets and other matters of $95 million in U.S., $148 million in Canada, $200 million outside North America and $13 million in corporate. In addition, outside North America includes an after-tax gain of $117 million on litigation settlement and corporate includes an after-tax loss of $8 million on the sale of Suncor stock (Notes 2 and 3).

***Net financing expenses of leasing operations are included in corporate.

  +Consists of income from discontinued coal operations which includes a $3 million after-tax provision for write-down of assets. Results of discontinued real estate operations were charged against the accrual for loss on disposition established in 1991 (Note 2).

 ++Reflects the cumulative effect for years prior to 1992 of a change in the method of accounting for the cost of postretirement health care and life insurance benefits (Note 7).

+++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.

  #Includes corporate assets in Canada of $16 million and outside North
   America of $49 million. Also includes investments in coal and real estate operations held for sale of $282 and $126 million, respectively (Note 2).

GEOGRAPHIC INFORMATION
(Millions of Dollars)

                                              Outside
                                                North             Consoli-
                          U.S.        Canada  America   Corporate   dated*
- ---------------------------------------------------------------------------
1991
Sales and other
  operating revenue
  (including consumer
  excise taxes):
    Unaffiliated
      customers        $ 8,444       $1,477    $1,552      $ 20    $11,493
- ---------------------------------------------------------------------------
    Intergeographic    $     5       $    9    $3,434      $ --    $    --
- ---------------------------------------------------------------------------
Profit contribution
  (loss) before net
  financing expenses
  and after tax**      $   (68)      $   50    $  (33)   $ (11)*** $   (62)
- ---------------------------------------------------------------
Corporate expenses
  (after taxes)                                                        (38)
Net financing expenses
  (after taxes)                                                        (30)***
Loss from discon-
  tinued operations                                                   (257)+
                                                                   -------
Net loss                                                           $  (387)
                                                                   -------
Depreciation, depletion
  and amortization     $   207       $  116++  $  154++  $    9    $   486
- ---------------------------------------------------------------------------
Capital expenditures   $   290       $  217    $  107    $    1    $   615
- ---------------------------------------------------------------------------
Identifiable assets    $ 3,408       $1,955    $  889   $1,118+++  $ 7,017
- ---------------------------------------------------------------------------

  *After elimination of intergeographic amounts.

 **Includes after-tax provision for write-down of assets and other matters of $88 million in U.S., $2 million outside North America and $13 million in corporate (Note 2).

***Net financing expenses of leasing operations are included in corporate.

  +Consists of losses from discontinued coal and real estate operations of $2 and $255 million, respectively. Includes $21 and $93 million after-tax provisions for write-down of assets in coal and real estate operations, respectively, and an estimated $130 million after-tax loss on disposition of real estate operations (Note 2).

 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.

+++Includes corporate assets in Canada of $16 million and outside North
   America of $171 million. Also includes investments in coal and real estate operations held for sale of $353 and $34 million, respectively (Note 2).

Income tax expenses give effect to permanent differences and tax credits and allowances in each of the designated industry segments and geographic areas. Overhead expenses that can be identified with Sun's operations in the designated industry segments an d geographic areas have been included as deductions in determining operating profits and profit contributions. Net financing expenses consist of interest cost and debt expense less interest income, interest capitalized, dividends and gains (losses) on sales of securities held for investment. Net financing expenses related to leasing are included in corporate. Intersegment and intergeographic sales and other operating revenue are accounted for based on the prices negotiated between the parties which approximate market. Identifiable assets are those assets that are utilized within a specific segment or geographic area.

REPORT OF MANAGEMENT

To the Shareholders of Sun Company, Inc.:

The accompanying consolidated financial statements of Sun Company, Inc. and its subsidiaries ("Sun") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using generally accepted accounting principles deemed appropriate in the circumstances. Management believes these financial statements present fairly, in all material respects, Sun's financial position, results of operations and cash flows. Other financial information presented in this Annual Report is consistent with that in the financial statements.

To fulfill its responsibility for the financial statements, Sun maintains a system of internal accounting controls which in management's opinion provides reasonable assurance of achieving the objectives of internal accounting control. These objectives include safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial statements and accountability for assets. The system of internal accounting controls is subject to ongoing evaluation of its continuing effectiveness.

Sun's independent accountants, Coopers & Lybrand, have expressed an opinion on the fairness of management's financial statements by conducting their audit in accordance with generally accepted auditing standards and issuing the report presented below.

The Audit Committee of the Board of Directors is comprised of directors who are not employees of the Company and meets a minimum of five times annually. It assists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal controls, and it assesses the performance and recommends the appointment of independent accountants. Both Coopers & Lybrand and the Company's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.



[ROBERT H. CAMPBELL]
ROBERT H. CAMPBELL
Chairman, Chief Executive
Officer and President



[ROBERT M. AIKEN, JR.]
ROBERT M. AIKEN, JR.
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors, Sun
Company, Inc.:

We have audited the accompanying consolidated balance sheets of Sun Company,
Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (pages 41 to 61) present fairly, in all material respects, the consolidated financial position of Sun Company, Inc. and its subsidiaries as of December 31, 1993 and 1992 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company changed: its method of accounting for income taxes in 1993; its method of accounting for the cost of postretirement health care and life insurance benefits in 1992; and, its method of accounting for the cost of crude oil and refined product inventories at Suncor Inc., the Company's Canadian subsidiary, in 1991.


[COOPERS & LYBRAND]
2400 Eleven Penn Center
Philadelphia, PA 19103
February 15, 1994

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (Unaudited)

REFINING AND MARKETING DATA


                        1993                    1992                   1991                    1990                    1989
SUPPLY AND     --------------------  --------------------- ----------------------  ---------------------- ----------------------
DISTRIBUTION*   U.S.  Canada  Total   U.S.  Canada   Total  U.S.  Canada   Total    U.S.   Canada   Total  U.S.   Canada   Total
- --------------------------------------------------------------------------------------------------------------------------------
SUPPLY
Crude oil
 purchases    471.6     63.3  534.9  525.9    62.7   588.6  519.7    62.8   582.5  551.2     57.5   608.7  560.3     61.5   621.8
Crude oil
 inventory
 change        (5.8)      --   (5.8)   5.7     (.8)    4.9    4.1      .5     4.6   (2.5)     (.5)   (3.0)  (4.9)      .3    (4.6)
Refined
 product
 purchases    133.6     19.2  152.8  125.8    19.7   145.5  111.5    14.9   126.4  101.8     21.4   123.2  107.6     15.3   122.9
- ----------------------------------------------------------------------------------------------------------------------------------
              599.4     82.5  681.9  657.4    81.6   739.0  635.3    78.2   713.5  650.5     78.4   728.9  663.0     77.1   740.1
- ----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTION
Refined
 product
 sales        595.6     81.9  677.5  645.8    83.0   728.8  629.1    80.0   709.1  640.5     78.0   718.5  655.1     77.6   732.7
Refined
 product
 inventory
 change        (2.5)     1.1   (1.4)   5.5    (1.1)    4.4     --     (.8)    (.8)  (3.5)      .5    (3.0)  (5.5)      --    (5.5)
Internal
 consumption
 and other      6.3      (.5)   5.8    6.1     (.3)    5.8    6.2    (1.0)    5.2   13.5      (.1)   13.4   13.4      (.5)   12.9
- ----------------------------------------------------------------------------------------------------------------------------------
              599.4     82.5  681.9  657.4    81.6   739.0  635.3    78.2   713.5  650.5     78.4   728.9  663.0     77.1   740.1
- ----------------------------------------------------------------------------------------------------------------------------------

*Thousands of barrels daily; excludes trading activities.



                        1993                    1992                   1991                    1990                 1989
NET SOURCES    --------------------  --------------------- ----------------------  ---------------------- ----------------------
OF CRUDE OIL    U.S.  Canada  Total   U.S.  Canada   Total  U.S.  Canada   Total    U.S.   Canada   Total  U.S.   Canada   Total
- --------------------------------------------------------------------------------------------------------------------------------
United States    25%      1%    22%    28%      1%     25%    27%      3%     24%    31%       3%     28%    32%       4%     29%
Canada           10      99     20     10      99      20      8      97      18      8       97      17      8       95      16
Other foreign:
 Arabian Gulf     9      --      8     10      --       9     10      --       9     11       --      10     12        1      11
 South and
  Central
  America        17      --     15     16      --      14     16      --      14     18       --      16     13       --      12
 North Sea       20      --     18     10      --       9      3      --       3      2       --       2      7       --       7
 Africa          19      --     17     26      --      23     36      --      32     30       --      27     28       --      25
- ----------------------------------------------------------------------------------------------------------------------------------
                100%    100%   100%   100%    100%    100%   100%    100%    100%   100%     100%    100%   100%     100%    100%
- ----------------------------------------------------------------------------------------------------------------------------------




                        1993                    1992                   1991                    1990                    1989
               --------------------  --------------------- ----------------------  ---------------------- ----------------------
INVENTORIES     U.S.  Canada  Total   U.S.  Canada   Total  U.S.  Canada   Total    U.S.   Canada   Total  U.S.   Canada   Total
- --------------------------------------------------------------------------------------------------------------------------------
Crude oil       16.5    1.3    17.8   14.4    1.3     15.7   16.5    1.0     17.5   18.0     1.2     19.2   17.1     1.0     18.1
Refined
 products       20.8    2.2    23.0   21.7    1.8     23.5   19.7    2.2     21.9   19.7     2.5     22.2   21.0     2.3     23.3
- ----------------------------------------------------------------------------------------------------------------------------------
*Millions of barrels at December 31; excludes trading inventories.

                                            Thousands of Barrels Daily
                                  -----------------------------------------
REFINERY INPUT                        1993     1992     1991    1990    1989
- ------------------------------------------------------------------------------
Refinery crude unit capacity at
  December 31:
    United States:
      Marcus Hook, Pennsylvania      175.0    175.0    175.0   175.0    170.0
      Philadelphia, Pennsylvania     130.0    130.0    130.0   130.0    130.0
      Toledo, Ohio                   125.0    125.0    125.0   125.0    125.0
      Tulsa, Oklahoma                 85.0     85.0     85.0    85.0     85.0
      Yabucoa, Puerto Rico            85.0     85.0     85.0    85.0     85.0
- ------------------------------------------------------------------------------
                                     600.0    600.0    600.0   600.0    595.0

    Canada:
      Sarnia, Ontario                 70.0     70.0     70.0    70.0     70.0
- ------------------------------------------------------------------------------
                                     670.0    670.0    670.0   670.0    665.0
- ------------------------------------------------------------------------------
Total input to crude units:
    United States:
      Marcus Hook, Pennsylvania      152.5    157.2    161.6   161.1    175.4
      Philadelphia, Pennsylvania     100.7    116.5    112.0   118.1    118.4
      Toledo, Ohio                   117.5    117.7    123.7   114.3    110.8
      Tulsa, Oklahoma                 84.7     84.4     78.1    83.5     77.4
      Yabucoa, Puerto Rico            46.7     61.0     55.7    77.3     79.2
- ------------------------------------------------------------------------------
                                     502.1    536.8    531.1   554.3    561.2

    Canada:
      Sarnia, Ontario                 68.5     71.3     72.1    66.9     68.9
- ------------------------------------------------------------------------------
Input to Sun crude units             570.6    608.1    603.2   621.2    630.1
Less input for others --
  Sarnia, Ontario                      1.8      1.2      1.2     1.6      1.0
- ------------------------------------------------------------------------------
Sun's total net input
  to crude units                     568.8    606.9    602.0   619.6    629.1
- ------------------------------------------------------------------------------
Sun's total input to crude units:
  Crude oil                          530.9    594.7    588.3   607.3    618.2
  Other feedstocks                    39.7*    13.4     14.9    13.9     11.9
- ------------------------------------------------------------------------------
                                     570.6    608.1    603.2   621.2    630.1
- ------------------------------------------------------------------------------
Refinery crude unit capacity
  utilized:
    United States                      84%      89%      89%     92%      94%
    Canada                             98%     102%     103%     96%      98%
    Total                              85%      91%      90%     93%      95%
- ------------------------------------------------------------------------------
Catalytic cracking capacity at
  December 31:
    United States                    235.0    235.0*   270.0   260.0    260.0
    Canada                            40.0     40.0     40.0    37.0     37.0
- ------------------------------------------------------------------------------
    Total                            275.0    275.0    310.0   297.0    297.0
- ------------------------------------------------------------------------------
Catalytic cracking capacity
  utilized:
    United States                      90%      90%      91%     83%      88%
    Canada                             90%      90%      92%     90%      87%
    Total                              90%      90%      91%     84%      88%
- ------------------------------------------------------------------------------


*Refinery crude unit feedstocks in 1993 include 28.9 thousand barrels daily of "lubes-extracted" intermediate streams which are produced at the Tulsa refinery and transported to the Toledo refinery for further processing.
 In the fourth quarter of 1992, Sun reconfigured its Tulsa refinery to place greater emphasis on the production of paraffinic lubricants. As part of the reconfiguration, several major processing units were mothballed that were critically linked to the production of fuels at the Tulsa refinery.


                     1993                    1992                   1991                    1990                    1989
PRODUCTS    ----------------------  ---------------------- ----------------------  ---------------------- ----------------------
MANUFACTURED U.S.   Canada   Total   U.S.   Canada   Total  U.S.  Canada   Total    U.S.   Canada   Total  U.S.   Canada   Total
- ----------------------------------------------------------------------------------------------------------------------------------
Gasoline      44%      54%     45%    46%      54%     47%    48%     55%     49%    45%      50%     46%    46%      49%     47%
Middle
 distillates  15       24      16     16       21      17     17      13      17     15       14      15     17       18      17
Jet fuel       8        7       8      9        4       8      6       4       6      8        4       7      5        2       5
Residual fuel  6        2       5      7        4       7      5       4       5      6        6       6      7        4       7
Petrochemicals 5        7       5      5        8       5      4       9       4      4        9       4      4       12       4
Lubricants     3       --       3      3       --       3      3      --       2      4       --       4      4       --       3
Asphalt        4        1       4      4        1       4      4       1       4      5        2       5      4        2       4
Propane        2        2       2      2        3       2      2       3       2      2        3       2      2        3       2
Other         13        3      12      8        5       7     11      11      11     11       12      11     11       10      11
- ----------------------------------------------------------------------------------------------------------------------------------
            100%      100%    100%   100%     100%    100%   100%    100%    100%   100%     100%    100%   100%     100%    100%
- ----------------------------------------------------------------------------------------------------------------------------------



REFINED              1993                    1992                   1991                    1990                    1989
PRODUCT     ----------------------  ---------------------- ----------------------  ---------------------- -----------------------
SALES*       U.S.   Canada   Total   U.S.   Canada   Total  U.S.  Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- ---------------------------------------------------------------------------------------------------------------------------------
Gasoline:
 Wholesale   56.7     17.3    74.0   80.0     18.7    98.7   78.6    18.2    96.8   71.3     17.1    88.4   72.0     14.0    86.0
 Retail     223.6     25.6   249.2  233.9     25.1   259.0  235.3    25.1   260.4  242.9     24.0   266.9  261.4     24.2   285.6
Middle dis-
 tillates   105.5     20.5   126.0  111.9     18.2   130.1  110.5    16.3   126.8  110.5     15.6   126.1  117.6     17.0   134.6
Jet fuel     56.3      5.7    62.0   57.1      4.0    61.1   51.2     3.2    54.4   48.6      3.0    51.6   42.1      1.7    43.8
Residual
 fuel        40.8      1.7    42.5   50.5      3.3    53.8   43.0     2.2    45.2   38.3      4.3    42.6   43.9      4.0    47.9
Petro-
 chemicals   28.8      5.0    33.8   28.9      6.0    34.9   25.3     6.2    31.5   24.7      6.1    30.8   23.7      6.0    29.7
Lubricants   16.9       --    16.9   17.4       --    17.4  17.4**     --    17.4   23.9**     .6    24.5   23.1      1.0    24.1
Asphalt      29.9       .9    30.8   29.3       .6    29.9   25.2     1.5    26.7   32.0      1.1    33.1   28.2      1.2    29.4
Propane      11.6      2.8    14.4   14.5      2.6    17.1   13.3     2.6    15.9   11.8      2.5    14.3   13.2      4.1    17.3
Other        25.5      2.4    27.9   22.3      4.5    26.8   29.3     4.7    34.0   36.5      3.7    40.2   29.9      4.4    34.3
- ---------------------------------------------------------------------------------------------------------------------------------
            595.6     81.9   677.5  645.8     83.0   728.8  629.1    80.0   709.1  640.5     78.0   718.5  655.1     77.6   732.7
- ---------------------------------------------------------------------------------------------------------------------------------

 *Thousands of barrels daily; excludes refined product trading activities.

**Includes sales of 1.9 and 4.7 thousand barrels daily of naphthenic lube oils in 1991 and 1990, respectively. In the first quarter of 1991, Sun discontinued manufacturing naphthenic lube oils and closed the related facility at its Marcus Hook refinery.




REFINED              1993                    1992                   1991                    1990                    1989
PRODUCT     ----------------------  ----------------------- ----------------------  ---------------------- ----------------------
SALES*       U.S.   Canada   Total   U.S.   Canada    Total  U.S.   Canada   Total   U.S.   Canada   Total  U.S.   Canada   Total
- ---------------------------------------------------------------------------------------------------------------------------------
Gasoline:
 Wholesale  $ .54    $ .52   $ .54   $ .61    $ .59   $ .61  $.67    $ .74   $ .68  $ .74    $ .78   $ .75  $ .61    $ .65   $.62
 Retail       .66      .80     .68     .72      .89     .74   .77      .95     .79    .85     1.03     .86    .71      .85    .72
Middle dis-
 tillates     .57      .59     .57     .60      .63     .60   .64      .69     .65    .71      .77     .72    .59      .58    .59
Jet fuel      .56      .58     .56     .60      .62     .60   .64      .71     .64    .75      .80     .75    .58      .61    .58
Residual
 fuel         .32      .26     .32     .31      .28     .31   .30      .28     .30    .39      .34     .39    .37      .36    .37
Petro-
 chemicals    .74      .78     .75     .74      .91     .77   .82     1.01     .86   1.01     1.13    1.03   1.10     1.20   1.12
Lubricants   1.61       --    1.61    1.60       --    1.60  1.70       --    1.70   1.41     2.61    1.44   1.28     2.46   1.33
Asphalt       .35      .31     .35     .26      .22     .26   .26      .25     .26    .36      .32     .36    .34      .39    .35
Propane       .35      .41     .36     .33      .39     .34   .34      .47     .36    .40      .40     .40    .28      .28    .28
Other         .49      .45     .48     .53      .48     .52   .57      .52     .57    .64      .66     .64    .46      .44    .45
- ---------------------------------------------------------------------------------------------------------------------------------
Average-total
 refined
 products  $ .60     $ .63   $ .61   $ .63    $ .68   $ .64  $.68    $ .78   $ .69  $ .76    $ .85   $ .77  $ .64    $ .71   $.65
- ---------------------------------------------------------------------------------------------------------------------------------

*Dollars per gallon; excludes consumer excise taxes and refined product trading activities.




                     1993                    1992                   1991                    1990                    1989
REFINED     ----------------------  ----------------------- ----------------------  ---------------------- ----------------------
PRODUCTS*    U.S.   Canada   Total   U.S.   Canada    Total  U.S.   Canada   Total   U.S.   Canada   Total  U.S.   Canada   Total
- ---------------------------------------------------------------------------------------------------------------------------------

Average sales
 price      $25.39  $26.44  $25.52  $26.47  $28.74   $26.73 $28.48  $32.59  $28.94  $31.76  $35.59  $32.18  $26.96  $29.78 $27.26
Average cost
 of products
 sold**     $19.08  $18.52  $19.01  $20.96  $20.90   $20.96 $22.11  $23.25  $22.24  $25.28  $24.44  $25.19  $21.04  $19.60 $20.89
- ---------------------------------------------------------------------------------------------------------------------------------

 *Dollars per barrel.
**Includes crude oil and other purchased feedstocks and refined products.


RETAIL               1993                    1992                   1991                    1990                    1989
GASOLINE    ----------------------  ----------------------- ----------------------  ---------------------- ---------------------
OUTLETS      U.S.   Canada   Total   U.S.   Canada    Total  U.S.   Canada   Total   U.S.   Canada   Total  U.S.   Canada  Total
- --------------------------------------------------------------------------------------------------------------------------------
Direct outlets:
 Company owned
 or leased:
  Tradi-
  tional      700   404     1,104     733   433     1,166     761   461     1,222     830   474     1,304   1,032   457    1,489
  Ultra service
   centers    337    --       337     360    --       360     375    --       375     380    --       380     322    --      322
  Convenience
   stores     540     8       548     552     6       558     538     6       544     494     5       499     421     5      426
- --------------------------------------------------------------------------------------------------------------------------------
            1,577   412     1,989   1,645   439     2,084   1,674   467     2,141   1,704   479     2,183   1,775   462    2,237
- --------------------------------------------------------------------------------------------------------------------------------
 Dealer owned:
  Tradi-
  tional      703   153       856     836   171     1,007     920   217     1,137   1,079   245     1,324   1,134   269    1,403
  Ultra service
   centers     35    --        35      40    --        40      47    --        47      45    --        45      52    --       52
  Convenience
   stores       3    41        44       4    41        45       6    41        47       4    40        44       4    39       43
- --------------------------------------------------------------------------------------------------------------------------------
              741   194       935     880   212     1,092     973   258     1,231   1,128   285     1,413   1,190   308    1,498
- --------------------------------------------------------------------------------------------------------------------------------
Total direct
 outlets    2,318   606     2,924   2,525   651     3,176   2,647   725     3,372   2,832   764     3,596   2,965   770    3,735
Distributor
 outlets    2,124    --     2,124   2,864    --     2,864   3,207    --     3,207   3,222    --     3,222   3,480    --    3,480
- --------------------------------------------------------------------------------------------------------------------------------
            4,442   606     5,048   5,389   651     6,040   5,854   725     6,579   6,054   764     6,818   6,445   770    7,215
- --------------------------------------------------------------------------------------------------------------------------------




THROUGHPUT           1993                    1992                   1991                    1990                    1989
PER DIRECT  ----------------------  ----------------------- ----------------------  ---------------------- ----------------------
OUTLET*      U.S.   Canada   Total   U.S.   Canada    Total  U.S.   Canada   Total   U.S.   Canada   Total  U.S.   Canada   Total
- ---------------------------------------------------------------------------------------------------------------------------------

Company owned
 or leased:  93.5     55.7    85.6   89.4     50.9    81.1   83.9     45.5    75.5   81.2     42.7    73.0   81.4     41.8   73.4
Dealer
 owned       63.6     44.7    59.8   58.6     38.8    54.5   52.9     38.7    50.0   51.0     35.5    47.9   51.2     36.8   48.3
- ---------------------------------------------------------------------------------------------------------------------------------
Average-total
 direct
 outlets     83.5     52.2    77.1   78.3     46.7    71.7   72.0     43.0    65.8   69.2     39.9    63.1   69.2     39.8   63.2
- ---------------------------------------------------------------------------------------------------------------------------------

*Thousands of gallons of gasoline monthly.



                     1993                    1992                   1991                    1990                    1989
TRANS-      ----------------------  ----------------------- ----------------------  ---------------------- ----------------------
PORTATION    U.S.   Canada   Total   U.S.   Canada    Total  U.S.   Canada   Total   U.S.   Canada   Total  U.S.   Canada   Total
- ---------------------------------------------------------------------------------------------------------------------------------
PIPELINE MILEAGE
Crude lines in
 which Sun has
 has an
 interest    5,579    266    5,845   5,493    266     5,759  5,493    266    5,759   5,686    266    5,952   5,729    266   5,995
Product lines
 in which
 Sun has an
 interest    4,303    368    4,671   4,605    368     4,973  4,704    401    5,105   4,704    401    5,105   4,824    401   5,225

PIPELINE
SHIPMENTS*
Crude oil
 (billions of
 barrel
 miles)       50.4    5.8     56.2    48.7    5.7      54.4   55.8    6.0     61.8    54.2    5.0     59.2    49.3    5.5    54.8
Refined products
 (billions of
 barrel
 miles)       30.7    2.9     33.6    28.8    2.7      31.5   27.3    2.6     29.9    29.9    2.6     32.5    31.9    2.5    34.4

OCEAN TANKERS
Owned and
 operated        4     --        4       4     --         4      4     --        4       4     --        4       5     --       5
Capacity
 (thousands of
 barrels)    1,158     --    1,158   1,158     --     1,158  1,158     --    1,158   1,158     --    1,158   2,028     --   2,028
Deadweight
 tonnage
 (thousands
 of tons)      157     --      157     157     --       157   157      --      157     157     --      157     281     --     281
- ---------------------------------------------------------------------------------------------------------------------------------


*Includes equity in shipments through pipelines in which Sun has an ownership interest.

OIL AND GAS DATA

CAPITALIZED COSTS*
(Millions of Dollars)

                                                          Outside
                                        Canada       North America       Total
- ------------------------------------------------------------------------------
AT DECEMBER 31, 1993
Proved properties                         $477              $ 799      $1,276
Unproved properties                        143                 59         202
- ------------------------------------------------------------------------------
Total capitalized costs                    620                858       1,478
Accumulated depreciation,
  depletion and amortization               353                666       1,019
- ------------------------------------------------------------------------------
Net capitalized costs                     $267              $ 192      $  459
- ------------------------------------------------------------------------------
AT DECEMBER 31, 1992
Proved properties                         $519              $ 855      $1,374
Unproved properties                        160                149         309
- ------------------------------------------------------------------------------
Total capitalized costs                    679              1,004       1,683
Accumulated depreciation,
  depletion and amortization               403                796       1,199
- ------------------------------------------------------------------------------
Net capitalized costs                     $276              $ 208      $  484
- ------------------------------------------------------------------------------
*Includes capitalized costs of support equipment and facilities.



COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES*
(Millions of Dollars)



                                                          Outside
                                        Canada       North America       Total
- ------------------------------------------------------------------------------
1993
Property acquisition costs:
  Proved                                   $ 3               $ 22        $ 25
  Unproved                                 $ 9               $ --        $  9
Exploration costs                          $26               $ --**      $ 26
Development costs                          $38               $ 29        $ 67
- ------------------------------------------------------------------------------
1992
Property acquisition costs:
  Proved                                   $30               $ --        $ 30
  Unproved                                 $ 3               $  7        $ 10
Exploration costs                          $25               $ 75**      $100
Development costs                          $41               $ 18        $ 59
- ------------------------------------------------------------------------------
1991
Property acquisition costs:
  Proved                                   $26               $ --        $ 26
  Unproved                                 $10               $  9        $ 19
Exploration costs                          $22               $111        $133
Development costs                          $44               $ 25        $ 69
- ------------------------------------------------------------------------------

 *Consists of both capitalized and expensed costs incurred in oil and gas producing activities.

**Reflects exploration costs incurred prior to the Company's decision to withdraw from oil and gas exploration activities outside North America, effective September 30, 1992. As part of the provision for write-down of assets and other matters recorded in the third quarter of 1992, the Company established an accrual for all future exploration commitments. Actual costs incurred subsequent to September 30, 1992 to satisfy these commitments have been charged against this accrual and excluded from costs incurred in oil and gas producing activities. (See Note 2 to the consolidated financial statements.)

ESTIMATED NET QUANTITIES OF PROVED
OIL AND GAS RESERVES

Proved reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimate is m ade. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. The estimates of reserves in Canada were prepared by Coles Gilbert Associates Ltd., independent petroleum consultants, while the estimates of reserves outside North America were prepared by Sun engineers. These estimates are based on the then current technology and economic conditions. Sun considers such estimates to be reasonable; however, due to inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are imprecise and subject to change over time as additional information becomes available.


                                            Recoverable
                          Crude Oil         Natural Gas
                     and Condensate             Liquids          Natural Gas
                       (Millions of        (Millions of         (Billions of
                           Barrels)           (Barrels)          Cubic Feet)
                -------------------  ------------------   ------------------
                      Outside              Outside              Outside
                      North                North                North
PROVED          Can-  Amer-          Can-  Amer-           Can- Amer-
RESERVES        ada   ica    Total   ada   ica    Total    ada  ica    Total
- -----------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
1989            32      92    124      3      2      5     297    99    396
Revisions of
 previous
 estimates       1      12     13     --     --     --       9    (4)     5
Purchases of
 minerals in
 place           1      --      1     --     --     --      42    --     42
Sales of
 minerals in
 place          --      --     --     --     --     --      (3)   --     (3)
Extensions
 and dis-
 coveries        1      --      1     --     --     --      18    54     72
Production      (3)    (20)   (23)    --     --     --     (26)  (22)   (48)
- -----------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
1990            32      84    116      3      2      5     337   127    464
Revisions of
 previous
 estimates      (1)      8      7     --     --     --     (10)   (6)   (16)
Purchases of
 minerals in
 place           1      --      1     --     --     --      86    --     86
Sales of
 minerals in
 place          (2)     --     (2)    --     --     --      (2)   --     (2)
Extensions
 and dis-
 coveries        2       4      6     --     --     --      26    --     26
Production      (3)    (17)   (20)    --     --     --     (30)  (20)   (50)
- -----------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
1991            29      79    108      3      2      5     407   101    508
Revisions of
 previous
 estimates       1       8      9     --     --     --       1    20     21
Purchases of
 minerals in
 place           4      --      4      1     --      1      89    --     89
Sales of
 minerals in
 place          (2)     --     (2)    --     --     --      (8)   --     (8)
Extensions
 and dis-
 coveries        1       3      4     --     --     --      28    --     28
Production      (3)    (15)   (18)    --     --     --     (42)  (17)   (59)
- -----------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
1992            30      75    105      4      2      6     475   104    579
Revisions of
 previous
 estimates      --       5      5     --     --     --      26    26     52
Purchases of
 minerals in
 place           1       2      3     --     --     --       5    --      5
Sales of
 minerals in
 place*         (2)    (42)   (44)    --     --     --     (46)   --    (46)
Extensions
 and dis-
 coveries        4      --      4     --     --     --      74    --     74
Production      (3)    (10)   (13)    --     (1)    (1)    (42)  (21)   (63)
- -----------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
1993            30      30     60      4      1      5     492   109    601
- -----------------------------------------------------------------------------
PROVED DEVELOPED
RESERVES AT
DECEMBER 31
- -----------------------------------------------------------------------------
1989            29      92    121      3      2      5     185    99    284
1990            28      84    112      2      2      4     197    73    270
1991            26      75    101      2      2      4     256    55    311
1992            27      72     99      3      2      5     370   104    474
1993            27      24     51      3      1      4     338   100    438
- -----------------------------------------------------------------------------

*Consists of proved reserves in Canada and Dubai which were subject to disposition as part of a restructuring plan adopted in 1992. (See Note 2 to the consolidated financial statements.)


There has been no major discovery or other favorable or adverse event that has caused a significant change in estimated proved reserves since December 31, 1993. Sun has no long-term supply agreements or contracts with governments or authorities in which it acts as producer nor does it have any interest in oil and gas operations accounted for by the equity method. In 1992, Sun sold on an installment basis 4 million shares of common stock of Suncor which increased the minority interest in Sun's reserves in Canada from 25 percent to approximately 32 percent. In 1993, Sun sold an additional 6.8 million shares of Suncor common stock which further increased the minority interest in Sun's reserves in Canada to 45 percent.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCTION
(Millions of Dollars and Dollars Per Barrel of Net Production*)


                                                                      Outside
                                 Total           Canada         North America
- ------------------------------------------------------------------------------
1993
Revenues:
  Sales to unaffiliated
    customers               $ 182           $ 48              $134
  Transfers to other
    Sun operations            162             65                97
- ------------------------------------------------------------------------------
    Revenues from oil
      and gas production      344   $14.15   113    $ 10.56    231     $16.96
  Gain on divestment of
    exploration and
    production properties**   109     4.50    10        .93     99       7.32
- ------------------------------------------------------------------------------
                              453    18.65   123      11.49    330      24.28
Expenses:
  Production:
    Taxes                      25     1.02    --         --     25       1.82
    Operating costs            82     3.37    25       2.30     57       4.20
  Depreciation, depletion
    and amortization           84     3.48    32       3.07     52       3.80
  Exploration                  22      .89    22       2.03     --         --
  Other related costs***        6      .29    17       1.56    (11)      (.70)
- ------------------------------------------------------------------------------
                              219     9.05    96       8.96    123       9.12
- ------------------------------------------------------------------------------
Operating profit before
  income taxes                234     9.60    27       2.53    207      15.16
Related income taxes           76     3.11    17       1.59     59       4.31
- ------------------------------------------------------------------------------
Results of operations
  from exploration and
  production                $ 158   $ 6.49  $ 10     $  .94   $148     $10.85
- ------------------------------------------------------------------------------
1992
Revenues:
  Sales to unaffiliated
    customers               $ 290           $ 40              $250
  Transfers to other
    Sun operations            159             67                92
- ------------------------------------------------------------------------------
    Revenues from oil and
      gas production          449   $15.41   107     $ 9.90    342     $18.64
  Gain on litigation
    settlement+               178     6.11    --         --    178       9.68
- ------------------------------------------------------------------------------
                              627    21.52   107       9.90    520      28.32
Expenses:
  Production:
    Taxes                      38     1.29    --         --     38       2.05
    Operating costs           109     3.74    29       2.71     80       4.35
  Depreciation, depletion
    and amortization          101     3.49    37       3.45     64       3.50
  Provision for write-
    down of assets and
    other matters++           491    16.83   156      14.48    335      18.21
  Exploration                  60     2.07    18       1.67     42       2.30
  Other related costs***       13      .41     7        .63      6        .29
- ------------------------------------------------------------------------------
                              812    27.83   247      22.94    565      30.70
- ------------------------------------------------------------------------------
Operating profit (loss)
  before income taxes        (185)   (6.31) (140)    (13.04)   (45)     (2.38)
Related income taxes          (41)   (1.38)  (70)     (6.48)    29       1.60
- ------------------------------------------------------------------------------
Results of operations
  from exploration and
  production                $(144)  $(4.93) $(70)    $(6.56)  $(74)    $(3.98)
- ------------------------------------------------------------------------------

  *Natural gas is included by conversion to crude oil equivalent using the relative energy content method (conversion factor 6.0 thousand cubic feet per barrel).

 **Consists of gains on the divestment of certain oil and gas producing properties in Canada and Dubai and certain exploration properties principally in the United Kingdom sector of the North Sea which previously had been identified for divestment as part of the Company's 1992 restructuring plan. The after-tax effect of these divestments increased results of operations from oil and gas exploration and production by $5 million or $.42 per barrel of production in Canada and by $75 million or $5.54 per barrel of production outside North America. (See Note 2 to the consolidated financial statements.)

***Consists principally of exploration and production direct general and administrative costs and other revenues and expenses including foreign exchange gains (losses).

  +The after-tax effect of this litigation settlement increased results of operations from oil and gas exploration and production outside North America by $117 million or $6.36 per barrel of production.

 ++The after-tax effect of these charges reduced results of operations from oil and gas exploration and production by $77 million or $7.15 per barrel of production in Canada and by $200 million or $10.88 per barrel of production outside North America. (See Note 2 to the consolidated financial statements.)

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCTION
(Millions of Dollars and Dollars Per Barrel of Net Production*)

                                                                      Outside
                                 Total           Canada         North America
- ------------------------------------------------------------------------------
1991
Revenues:
  Sales to unaffiliated
    customers                $324           $ 22              $302
  Transfers to other
    Sun operations            172             73                99
- ------------------------------------------------------------------------------
    Revenues from oil
      and gas production      496   $16.84    95     $11.31    401     $19.06
Expenses:
  Production:
    Taxes                      34     1.15    --         --     34       1.61
    Operating costs           127     4.33    27       3.24    100       4.76
  Depreciation, depletion
    and amortization          147     4.99    36       4.30    111       5.27
  Exploration                 102     3.46    18       2.09     84       4.01
  Other related costs**        56     1.86     9       1.04     47       2.19
- ------------------------------------------------------------------------------
                              466    15.79    90      10.67    376      17.84
- ------------------------------------------------------------------------------
Operating profit before
  income taxes                 30     1.05     5        .64     25       1.22
Related income taxes           69     2.35     4        .46     65       3.10
- ------------------------------------------------------------------------------
Results of operations from
  exploration and production $(39)  $(1.30)  $ 1     $  .18   $(40)    $(1.88)
- ------------------------------------------------------------------------------

 *Natural gas is included by conversion to crude oil equivalent using the relative energy content method (conversion factor 6.0 thousand cubic feet per barrel).

**Consists principally of exploration and production direct general and administrative costs and other revenues and expenses including foreign exchange gains (losses). Also includes a $3 million provision for employee termination costs outside North America.

EXPLORATION EXPENSES
(Millions of Dollars)


                                                            Outside
                                           Canada     North America*    Total
- ------------------------------------------------------------------------------
1993
Dry hole costs                                $ 9               $--      $  9
Leasehold impairment                            5                --         5
Geological and geophysical                      7                --         7
Other                                           1                --         1
- ------------------------------------------------------------------------------
                                              $22               $--      $ 22
- ------------------------------------------------------------------------------
1992
Dry hole costs                                $ 5               $25      $ 30
Leasehold impairment                            4                --         4
Geological and geophysical                      8                17        25
Other                                           1                --         1
- ------------------------------------------------------------------------------
                                              $18               $42      $ 60
- ------------------------------------------------------------------------------
1991
Dry hole costs                                $ 6               $42      $ 48
Leasehold impairment                            4                 1         5
Geological and geophysical                      7                41        48
Other                                           1                --         1
- ------------------------------------------------------------------------------
                                              $18               $84      $102
- ------------------------------------------------------------------------------
*Reflects exploration expenses prior to the Company's decision to withdraw from oil and gas exploration activities outside North America, effective September 30,1992. See "Costs Incurred in Oil and Gas
 Producing Activities" under "Supplemental Financial and Operating
 Information - Oil and Gas Data" for additional discussion concerning this decision.

REVENUES PER UNIT OF OIL AND GAS PRODUCTION

                                                                      Outside
                                                     Canada     North America
- ------------------------------------------------------------------------------
1993
Revenues, including transfers:
  Crude oil and condensate ($ per barrel)            $15.00            $16.85
  Crude oil, condensate and natural gas
    liquids ($ per barrel)                           $14.49            $16.75
  Natural gas ($ per MCF)                            $ 1.42            $ 2.93
- ------------------------------------------------------------------------------
1992
Revenues, including transfers:
  Crude oil and condensate ($ per barrel)            $17.12            $18.57
  Crude oil, condensate and natural gas
    liquids ($ per barrel)                           $16.41            $18.52
  Natural gas ($ per MCF)                            $ 1.08            $ 3.21
- ------------------------------------------------------------------------------
1991
Revenues, including transfers:
  Crude oil and condensate ($ per barrel)            $18.09            $18.58
  Crude oil, condensate and natural gas
    liquids ($ per barrel)                           $17.33            $18.59
  Natural gas ($ per MCF)                            $ 1.22            $ 3.58
- ------------------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PRODUCTION OF PROVED OIL AND GAS RESERVES AFTER INCOME TAXES

The standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS NO. 69"). In computing this data, assumptions other than those mandated by SFAS NO. 69 could produce substantially different results. Sun cautions against viewing this information as a forecast of future economic conditions or revenues.

The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and taking into account the future periods in which they are expected to be developed and produced based on year-end economic conditions. The estimated future production is priced at year-end prices, except that future gas prices are increased, where applicable, for fixed and determinable price escalations provided by contract or regulation. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on year-end cost levels. In addition, Sun has also deducted certain other estimated costs deemed necessary to derive the estimated pretax future net cash flows from the proved reserves including direct general and administrative costs of exploration and production operations and abandonment/dismantlement costs. The estimated pretax future net cash flows are then reduced further by deducting future income tax expenses. Such income taxes are determined by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to Sun's proved oil and gas reserves less the tax basis of the properties involved. The future income tax expenses give effect to permanent differences and tax credits and allowances relating to Sun's proved oil and gas reserves. The resultant future net cash flows are reduced to present value amounts by applying the SFAS NO. 69 mandated ten percent discount factor. The result is referred to as the "Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes."


                                                            Outside
(Millions of Dollars)                      Canada*     North America     Total
- ------------------------------------------------------------------------------
1993
Future cash inflows                        $1,294             $ 724   $ 2,018
Future production and development costs      (415)             (442)     (857)
Other related future costs                    (67)               (8)      (75)
Future income tax expenses                   (231)             (117)     (348)
- ------------------------------------------------------------------------------
Future net cash flows                         581               157       738
Discount at 10 percent                       (251)              (28)     (279)
- ------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows from estimated
  production of proved oil and gas
  reserves after income taxes              $  330             $ 129   $   459
- ------------------------------------------------------------------------------
1992
Future cash inflows                        $1,217            $1,648   $ 2,865
Future production and development costs      (446)             (789)   (1,235)
Other related future costs                    (55)              (18)      (73)
Future income tax expenses                   (197)             (495)     (692)
- ------------------------------------------------------------------------------
Future net cash flows                         519               34        865
Discount at 10 percent                       (229)             (66)      (295)
- ------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows from estimated
  production of proved oil and gas
  reserves after income taxes              $  290             $ 280   $   570
- ------------------------------------------------------------------------------
1991
Future cash inflows                        $1,100            $1,725   $ 2,825
Future production and development costs      (431)             (783)   (1,214)
Other related future costs                    (79)              (29)     (108)
Future income tax expenses                   (103)             (523)     (626)
- ------------------------------------------------------------------------------
Future net cash flows                         487               390       877
Discount at 10 percent                       (209)              (89)     (298)
- ------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows from estimated
  production of proved oil and gas
  reserves after income taxes              $  278             $ 301   $   579
- ------------------------------------------------------------------------------

*In 1992, Sun sold on an installment basis 4 million shares of common stock of Suncor which increased the minority interest in Sun's standardized measure of discounted future net cash flows in Canada from 25 percent to approximately 32 percent. In 1993, Sun sold an additional 6.8 million shares of Suncor common stock which further increased the minority interest in Sun's standardized measure of discounted future net cash flows in Canada to 45 percent.

SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PRODUCTION OF PROVED OIL AND GAS RESERVES AFTER INCOME TAXES
(Millions of Dollars)

                                                      1993     1992      1991
- ------------------------------------------------------------------------------
Balance, beginning of year                           $ 570     $579     $ 796
Increase (decrease) in discounted
  future net cash flows:
    Sales and transfers of oil and
      gas net of related costs                        (237)    (302)     (335)
    Revisions to estimates of proved reserves:
      Prices                                           (54)      52      (542)
      Development costs                                 (8)     (10)      (41)
      Production costs                                  82       --       119
      Quantities                                        23       73        25
      Other                                            (57)     (15)      (97)
    Extensions, discoveries and improved
      recovery less related costs                       62       24        27
    Development costs incurred during the period        67       59        69
    Purchases of reserves in place                      21       30        27
    Sales of reserves in place                        (289)      (6)       (8)
    Accretion of discount                               80       98       162
    Income taxes                                       199      (12)      377
- ------------------------------------------------------------------------------
Balance, end of year                                 $ 459     $570     $ 579
- ------------------------------------------------------------------------------

AVERAGE NET OIL AND GAS PRODUCTION

Thousands of Barrels Daily                 1993  1992  1991  1990  1989
- -----------------------------------------------------------------------
Crude oil and condensate:
  Canada                                    9.3   9.3   8.6   8.9  9.0
  Outside North America*                 27.2  42.1  47.6  54.7 50.6
- -----------------------------------------------------------------------
                                           36.5  51.4  56.2  63.6 59.6
- -----------------------------------------------------------------------
Processed natural gas liquids:
  Canada                                     .8    .8    .6    .4   .3
  Outside North America                      .8    .6    .7    .7   .5
- -----------------------------------------------------------------------
                                            1.6   1.4   1.3   1.1   .8
- -----------------------------------------------------------------------
                                           38.1  52.8  57.5  64.7 60.4
- -----------------------------------------------------------------------

Millions of Cubic Feet Daily
- -----------------------------------------------------------------------
Natural gas:
  Canada                                    116   116    83    70   67
  Outside North America                      56    46    56    62   58
- -----------------------------------------------------------------------
                                            172   162   139   132  125
- -----------------------------------------------------------------------
*Reflects impact of the April 1993 sale of producing properties in Dubai. Production from these properties averaged 4.4 thousand barrels daily during 1993 (based on a 365-day period) and 17.8 thousand barrels daily during 1992.

NET OIL AND GAS WELLS DRILLED

                                               Outside
NET EXPLORATORY WELLS        Canada      North America*     Total
- -----------------------------------------------------------------
1993
Oil                               2                  1          3
Gas                               8                 --          8
Dry                               9                  3         12
- -----------------------------------------------------------------
                                 19                  4         23
- -----------------------------------------------------------------

1992
Oil                              --                  3          3
Gas                               6                 --          6
Dry                               7                  4         11
- -----------------------------------------------------------------
                                 13                  7         20
- -----------------------------------------------------------------

1991
Oil                               2                  2          4
Gas                               3                  1          4
Dry                              10                  6         16
- -----------------------------------------------------------------
                                 15                  9         24
- -----------------------------------------------------------------

1990
Oil                               4                  1          5
Gas                               4                 --          4
Dry                               7                  9         16
- -----------------------------------------------------------------
                                 15                 10         25
- -----------------------------------------------------------------

1989
Oil                               3                  2          5
Gas                               1                 --          1
Dry                              11                  4         15
- -----------------------------------------------------------------
                                 15                  6         21
- -----------------------------------------------------------------

NET DEVELOPMENT WELLS
- -----------------------------------------------------------------
1993
Oil                              18                  2         20
Gas                              10                 --         10
Dry                               7                 --          7
- -----------------------------------------------------------------
                                 35                  2         37
- -----------------------------------------------------------------

1992
Oil                              15                 --         15
Gas                               2                  1          3
Dry                               3                 --          3
- -----------------------------------------------------------------
                                 20                  1         21
- -----------------------------------------------------------------


1991
Oil                              23                  1         24
Gas                               6                  1          7
Dry                               3                 --          3
- -----------------------------------------------------------------
                                 32                  2         34
- -----------------------------------------------------------------


1990
Oil                              13                  1         14
Gas                               6                 --          6
Dry                               7                 --          7
- -----------------------------------------------------------------
                                 26                  1         27
- -----------------------------------------------------------------


1989
Oil                              22                  1         23
Gas                               1                 --          1
Dry                               3                 --          3
- -----------------------------------------------------------------
                                 26                  1         27
- -----------------------------------------------------------------

*The net exploratory wells drilled in 1993 essentially completed all remaining exploration commitments related to properties subject to disposition as part of the Company's plan adopted in 1992 to withdraw from exploration activities outside North America.

As of December 31, 1993, Sun was in the process of drilling or participating in the drilling of 4 gross wells and 3 net wells in Canada and 2 gross wells and 1 net well outside North America.

PRODUCING OIL AND GAS WELLS

                                                  At December 31, 1993
                                        -----------------------------------
                                                          Outside
GROSS PRODUCING WELLS*                   Canada      North America    Total
- ---------------------------------------------------------------------------
- -
Oil                                       2,962                26     2,988
Gas                                         271               132       403
- ---------------------------------------------------------------------------
                                          3,233               158     3,391
- ---------------------------------------------------------------------------


NET PRODUCING WELLS
- ---------------------------------------------------------------------------
Oil                                         386                 9       395
Gas                                          81                 6        87
- ---------------------------------------------------------------------------
                                            467                15       482
- ---------------------------------------------------------------------------

*Gross producing wells include 30 multiple completion wells (more than one formation producing into the same well bore).


OIL AND GAS ACREAGE
                                   Thousands of Acres at December 31
                            -----------------------------------------------
                                     1993                    1992
                            -----------------------------------------------
GROSS                        Developed   Undeveloped Developed  Undeveloped
- ---------------------------------------------------------------------------
Canada                             600         1,715     1,002        1,836
Outside North America              359        13,627*      157       25,139
- ---------------------------------------------------------------------------
                                 1,019        15,342     1,159       26,975
- ---------------------------------------------------------------------------


NET ACREAGE
- ---------------------------------------------------------------------------
Canada                            350            809       447          851
Outside North America              99          9,849*       17       16,611
- ---------------------------------------------------------------------------
                                  449         10,658       464       17,462
- ---------------------------------------------------------------------------

*The decrease in 1993 reflects the disposition of properties which were subject to disposal as part of the Company's decision to withdraw from exploration activities outside North America. The Company continues to actively pursue the disposition of most of its remaining undeveloped acreage outside North America.

MINING DATA
                                          1993    1992    1991   1990    1989
- ------------------------------------------------------------------------------
OIL SANDS (CANADA)
Proven reserves* (millions of barrels)
  at December 31                           231     256     276    283     298
Synthetic crude oil produced for ship-
  ment (thousands of barrels daily)**     60.5    58.5    60.6   52.0    57.2
Average price (per barrel)              $16.61  $19.03  $20.03 $24.48  $18.52
Net mineable acreage (in thousands)
  at December 31:
    Developed                                7       6       6      6       6
    Undeveloped                             70      70      15     15      15
- ------------------------------------------------------------------------------

 *Before crown and other royalties; reflects (3), 1, 15, 4 and 3 million barrel revisions of previous estimates during 1993, 1992, 1991, 1990 and 1989, respectively.

**Planned maintenance shutdowns in 1993 and 1990 resulted in the stoppage of production for approximately one month in each of these years. In addition, production for 1992 includes 2.3 thousand barrels daily of semi-processed synthetic crude oil. A fire on April 3, 1992 damaged the unifiner at the oil sands plant limiting the plant's ability to produce fully processed synthetic crude oil. The plant resumed full operations on June 28, 1992.
- ---------------------------------------------------------------------------

COAL (CANADA)
Net undeveloped subbituminous acreage
  (in thousands) at December 31             --      17      17     17      17
- ------------------------------------------------------------------------------
COAL OPERATIONS HELD FOR SALE (UNITED STATES)
Proven and probable reserves
  (millions of tons) at December 31:
    Bituminous:
      Metallurgical                        117    120     116     118     127
      Steam                                134    197     266     273     283
    Subbituminous                           --    384     397     415     428
- ------------------------------------------------------------------------------
                                           251*   701     779     806     838
- ------------------------------------------------------------------------------
Proven reserves (million of tons)
  at December 31                           147    564     577     605     635
- ------------------------------------------------------------------------------
*In January 1993, Sun decided to sell the assets of its coal and cokemaking operations. In connection with this decision, Sun sold its western U.S. coal operations which resulted in a reduction in proven and probable reserves of 451 million tons. Sun continues to actively pursue the sale of its remaining eastern U.S. coal and cokemaking operations.
 (See Note 2 to the consolidated financial statements.)


                                          1993    1992    1991   1990    1989
- ------------------------------------------------------------------------------
Production (thousands of tons):
  Bituminous:
    Metallurgical                        1,959   2,047   2,090  2,242   2,056
    Steam                                6,209   7,265   7,969  8,901   8,199
  Subbituminous                          4,690  13,338  13,743 12,941  12,527
- ------------------------------------------------------------------------------
                                        12,858  22,650  23,802 24,084  22,782
- ------------------------------------------------------------------------------
  Coke                                     642     640     622    567     600
- ------------------------------------------------------------------------------
Sales (thousands of tons):
  Bituminous:
    Metallurgical                        1,033   1,197   1,265  1,392   1,206
    Steam                                6,214   7,385   8,116  9,062   8,186
  Subbituminous                          4,690  13,338  13,743 12,941  12,527
- ------------------------------------------------------------------------------
                                        11,937  21,920  23,124 23,395  21,919
- ------------------------------------------------------------------------------
  Coke                                     622     634     537    571     592
- ------------------------------------------------------------------------------
Average price of coal and
  coke (per ton)                        $21.49* $15.86  $15.79 $17.77  $17.55
Net acreage (in thousands)
  at December 31:
    Developed:
      Bituminous                            45      49      53     50      48
      Subbituminous                         --       8       8      8       8
    Undeveloped bituminous                 154     163     257    259     262
- ------------------------------------------------------------------------------
*Reflects a significant decrease in the sale of lower-value subbituminous coal as a result of the divestment of Sun's western U.S.
 coal operations during 1993.

QUARTERLY FINANCIAL INFORMATION
(Millions of Dollars Except Per Share Amounts)

                                        Quarter Ended
                         -------------------------------------------
                          March 31    June 30     Sept. 30   Dec. 31    Total
- ------------------------------------------------------------------------------
Sales and other operating
  revenue (including
  consumer excise taxes):
    1993                   $2,285      $2,360       $2,273    $2,262  $ 9,180
    1992                   $2,426      $2,600       $2,782    $2,637  $10,445
Gross profit:*
    1993                     $227        $233         $285      $275   $1,020
    1992                     $183        $211         $239      $259   $  892
Income (loss) from
  continuing operations
  before cumulative effect
  of change in accounting
  principle:
    1993                     $35         $70**      $ 114 ***   $64+    $ 283
    1992                    $(28)++      $--        $(322)+++   $33     $(317)
Income (loss) before
  cumulative effect of
  change in accounting
  principle:
    1993                     $35         $70        $ 114       $64     $ 283
    1992                    $(21)        $ 6        $(320)      $37     $(298)
Net income (loss):
    1993                     $40#        $70        $ 114       $64     $ 288
    1992                   $(282)##      $ 6        $(320)      $37     $(559)
Income (loss) per share
  of common stock from
  continuing operations
  before cumulative effect
  of change in accounting
  principle:
    1993                   $ .32       $.66        $ 1.07      $.60    $ 2.65
    1992                   $(.26)      $ --        $(3.03)     $.31    $(2.98)
Income (loss) per share
  of common stock before
  cumulative effect  of
  change in accounting
  principle:
    1993                   $ .32       $.66        $ 1.07      $.60    $ 2.65
    1992                   $(.20)      $.06        $(3.01)     $.35    $(2.80)
Net income (loss) per
  share of common stock:
    1993                  $  .37#      $.66        $ 1.07      $.60    $ 2.70
    1992                  $(2.66)##    $.06        $(3.01)     $.35    $(5.26)
- ------------------------------------------------------------------------------

  *Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; exploratory costs and leasehold impairment; and production, consumer excise and other applicable taxes.

 **Includes a $19 million increase due to a gain on the sale of 6.8 million shares of common stock of Suncor Inc., the Company's Canadian subsidiary, a $9 million increase due to a gain on the disposal of certain oil and gas production properties and a $7 million increase due to a gain on the settlement of claims arising from a 1987 fire at Suncor's oil sands facility.

***Includes a $65 million increase due to a gain on the disposal of certain oil and gas exploration and production properties and a $12 million decrease due to a provision for write-down of assets and other matters.

  +Includes a $10 million increase due to a gain on the sale of a products pipeline system and a $6 million increase due to a gain on the disposal of certain oil and gas exploration properties.

 ++Includes an $8 million decrease due to a loss on the sale of 4 million shares of Suncor common stock.

+++Includes a $456 million decrease due to a provision for write-down of assets and other matters and a $117 million increase due to a gain on the settlement of litigation with the government of Iran.

  #Reflects an increase in results of operations of $5 million or $.05 per share of common stock due to the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes.

 ##Reflects a decrease in results of operations of $261 million or $2.46 per share of common stock due to the cumulative effect for years prior to 1992 of a change in the method of accounting for the cost of postretirement health care and life insurance benefits.

CASH FLOW INFORMATION
(Millions of Dollars)


                                  Fuels         Lubricants
                             ---------------  --------------
                             Whole-  Branded                                         Inter-
For the Year Ended             sale  Market-         Related  Chem-      Logis-    national     Canada    Corpo-   Consoli-
December 31, 1993             Fuels      ing  Lubes    Fuels  icals        tics  Production   (Suncor)*   rate**      dated
- ----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating
  activities:
    Income (loss)              $(49)    $ 92    $50     $(32)   $13         $56        $ 73       $ 33    $  52      $288
  Noncash items included
    in income (loss)             80       95      7       22     --           4          64        178     (138)      312
- ----------------------------------------------------------------------------------------------------------------------------
Net cash provided by
  operating activities
  before working capital
  changes                      $ 31     $187    $57     $(10)   $13         $60        $137       $211    $ (86)      600
- ----------------------------------------------------------------------------------------------------------------
  Changes in working capital
    pertaining to operating activities                                                                               (187)
- ----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                                             413
- ----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures                                                                                             (612)
    Cash provided by operations held for sale                                                                         154
    Proceeds from divestments                                                                                         370
    Other                                                                                                             (26)
- ----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                                                (114)
- ----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Cash used for debt repayments
      net of borrowings                                                                                              (176)
    Cash dividend payments                                                                                           (192)
    Other                                                                                                               8
- ----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                                                (360)
- ----------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                                                               $ (61)
- ----------------------------------------------------------------------------------------------------------------------------

 *Includes Canadian corporate overhead and net financing expenses.

**Includes leasing operations, coal and real estate operations held for sale and the impact of the provision for write-down of assets and other matters. Also includes the impact of a gain on divestment of exploration and production properties and the cumulative effect of change in accounting principle. (See Notes 2 and 7 to the consolidated financial statements.)

MARKET FOR SUN COMPANY, INC. STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is principally traded on the New York Stock Exchange, Inc. under the symbol "SUN." Its market price range, as reported in the New York Stock Exchange Composite Transactions quotations, was as follows:

                 High        Low
- ---------------------------------
1993
1st Quarter     30-1/4     24-1/2
2nd Quarter     27-1/8     22-1/4
3rd Quarter     28-7/8     23-7/8
4th Quarter     32-3/4     28-1/2

1992
1st Quarter     30-3/4     26-3/4
2nd Quarter     29-1/2     25
3rd Quarter     26-1/2     24-1/8
4th Quarter     28-1/2     22-1/2
- ---------------------------------

The Company had approximately 59,000 holders of record of common stock as of January 31, 1994. The Company has paid cash dividends on a regular quarterly basis for many years. During 1992 and 1993, cash dividends of $1.80 per share ($.45 per share each quarter) were paid on the Company's common stock. Management expects to continue to sustain the current quarterly cash dividend.



PROFILE OF SUN BUSINESSES, 1993


                                                 Fuels                Lubricants
                                         ---------------------   -------------------
                                         Wholesale     Branded               Related                           International
                                             Fuels   Marketing      Lubes      Fuels   Chemicals   Logistics      Production
======================================   =========   =========   ========   ========   =========   =========   =============
Sales and other operating revenue
(including consumer excise taxes)
    Unaffiliated customers                  $2,138      $4,001       $414       $723        $316         $59            $145
    Intergroup                               2,634           8         22        426          24         106              97
                                         ---------   ---------   --------   --------   ---------   ---------   -------------
($ millions)                                $4,772      $4,009       $436     $1,149        $340        $165            $242
======================================   =========   =========   ========   ========   =========   =========   =============
Income (loss) before net financing
expenses and after tax
($ millions)                                  $(49)        $92        $50       $(32)        $13         $56             $73
======================================   =========   =========   ========   ========   =========   =========   =============
Income (loss) per share (6) (dollars)        $(.46)       $.86       $.47      $(.30)       $.12        $.53            $.69
======================================   =========   =========   ========   ========   ==========  =========   =============
Capital expenditures
($ millions)
                                              $148        $107        $11        $41          $23        $29             $51
======================================   =========   =========   ========   ========   ==========  =========   =============

Capital employed at December 31 (7)
($ millions)
                                              $805        $491       $148       $277         $139       $190            $223
======================================   =========   =========   ========   ========   ==========  =========   =============

Number of employees (8)
                                             3,098       6,703        575        330          51         541             137
======================================   =========   =========   ========   ========   ==========  =========   =============

(1) Consists of a $19 million after-tax gain on sale of Suncor stock, an $80 million after-tax gain on the divestment of exploration and production properties, a $12 million after-tax provision for write-down of assets and other matters,
    $3 million of after-tax income from coal and real estate operations held for sale and a $5 million tax benefit for the cumulative effect of a change in accounting principle.
(2) Includes leasing operations.
(3) After elimination of intergroup amounts.
(4) Includes Canadian corporate expenses of $6 million after tax or $.06 per share of common stock.
(5) Includes Canadian net financing expenses of $3 million after tax or $.03 per share of common stock.
(6) Based on 106.561 million shares.
(7) Consists of total borrowings (including current portion) and stockholders' equity.
(8) Excludes 122 individuals receiving severance payments at December 31, 1993.  Also excludes 1,805 individuals employed in coal and real estate operations held for sale.

PROFILE OF SUN BUSINESSES, 1993


                                                   Canada (Suncor)           Corporate Activities
                                        ----------------------------------  ---------------------
                                        Exploration               Refining                    Net
                                                and                    and  Corporate   Financing
                                         Production  Oil Sands   Marketing   Expenses    Expenses      Other (1)    Consolidated
======================================  ===========  =========  ==========  =========   =========     ==========   =============

Sales and other operating revenue
(including consumer excise taxes)
    Unaffiliated customers                      $49       $  -      $1,324                    $11                        $9,180
    Intergroup                                   67        363           -                      -                             -
                                        -----------  ---------  ----------  ---------   ---------     ----------   ------------
($ millions)                                   $116       $363      $1,324                    $11 (2)                     $9,180(3)
======================================  ===========  =========  ==========  =========   =========     ==========   ============

Income (loss) before net financing
expenses and after tax
($ millions)                                     $5        $28          $9       $(24)(4)    $(28)(2,5)      $95           $288
======================================  ===========  =========  ==========  =========   =========     ==========   ============

Income (loss) per share (6) (dollars)          $.05       $.26        $.08      $(.23)      $(.26)          $.89          $2.70
======================================  ===========  =========  ==========  =========   =========     ==========   ============

Capital expenditures
($ millions)
                                                $69       $111         $22                                                 $612
======================================  ===========  =========  ==========  =========   =========     ==========   ============

Capital employed at December 31 (7)
($ millions)
                                               $139       $203        $234        $(3)                                   $2,846
======================================  ===========  =========  ==========  =========   =========     ==========   ============

Number of employees (8)
                                                257      1,448       1,188        229                                    14,557
======================================  ===========  =========  ==========  =========   =========     ==========   ============

