Form 10-K, Exhibit 13
period 1994-12-31
SUN CO INC
filed 1995-03-03
CIK 95304

                                                    EXHIBIT 13

FINANCIAL     Selected Financial Data                                       25
SECTION       Management's Discussion and Analysis                          26
CONTENTS      Consolidated Statements of Income                             38
              Consolidated Balance Sheets                                   39
              Consolidated Statements of Cash Flows                         40
              Consolidated Statements of Changes in Stockholders' Equity    41
              Notes to Consolidated Financial Statements                    42
              Reports of Management and of Independent Accountants          58
              Supplemental Financial and Operating Information              59
              Quarterly Financial and Stock Market Information              68
              Statement of Cash Flows of Sun Businesses                     68


SELECTED FINANCIAL DATA
(Millions of Dollars Except Per Share Amounts)

                                                                                       1994     1993      1992      1991      1990
- ----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
  Sales and other operating revenue (including
    consumer excise taxes)                                                           $9,818   $9,180   $10,445   $11,493   $12,573
  Income (loss) from continuing operations before cumulative
    effect of change in accounting principle*                                           $97     $283     $(317)    $(130)**   $190
  Income (loss) from discontinued operations***                                         $--      $--       $19     $(257)       $9
  Cumulative effect of change in accounting principle+                                  $(7)      $5     $(261)      $--       $30
  Net income (loss)*                                                                    $90     $288     $(559)    $(387)**   $229
- ----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
  Income (loss) from continuing operations before cumulative
    effect of change in accounting principle                                           $.91    $2.65    $(2.98)   $(1.23)    $1.78
  Net income (loss)                                                                    $.84    $2.70    $(5.26)   $(3.65)    $2.14
  Cash dividends                                                                      $1.80    $1.80     $1.80     $1.80     $1.80
  Stockholders' equity                                                               $17.42   $18.60    $17.82    $25.41    $30.81
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Total assets                                                                       $6,465   $5,900    $6,071    $7,017    $7,852
  Long-term debt                                                                     $1,073     $726      $792      $852      $832
  Stockholders' equity                                                               $1,863   $1,984    $1,896    $2,696    $3,274
- ----------------------------------------------------------------------------------------------------------------------------------
  *Includes after-tax income (loss) attributable to gain on divestments, gain on Iranian litigation settlement and provision for write-down of assets and other matters totalling $7, $109 and $(333) million for 1994, 1993 and 1992, respectively.  (See
   Notes 2 and 3 to the consolidated financial statements.)
 **Includes impact of a $103 million after-tax provision for write-down of assets and other matters and a $78 million after-tax provision for environmental remediation work at various domestic refining and marketing sites.
***For a discussion of these operations, see Note 2 to the consolidated financial statements.
  +Consists of impact of the cumulative effect of a change in the method of accounting for postemployment benefits in 1994, income taxes in 1993, postretirement health care and life insurance benefits in 1992 and refinery turnaround costs in 1990.  (See
   Note 7 to the consolidated financial statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDUSTRY OUTLOOK

The petroleum industry is a highly competitive global business subject to significant volatility due to numerous external market forces. Although Sun cannot be certain the Company's assump-tions will prove accurate, its fundamental beliefs for the industry and anticipated near-term market trends are enumerated below:

o The Company believes that refining margins in 1995, on average, will approximate the weak margins realized in 1994.

o The Company believes that ample supplies of light sweet crude oil will continue to be available and that the price differential between sweet and sour crude oils will remain relatively low.
  As Sun's domestic refineries process approximately 85 percent light sweet crude oil, the availability of light sweet crude oil and its price relative to alternative heavy sour crude oil are important to Sun's profitability and competitive position.

o The Company believes that retail gasoline marketing in the northeastern U.S. offers attractive investment returns and its strategy is to aggressively improve market position and profit-ability in the mature markets in which it competes. As a result of its logistically advantaged refining and marketing assets and its strong branded marketing presence in this region, manage-ment continues to believe it is well positioned to compete effectively.

o The Company believes that market conditions for chemicals will remain strong due to the improving worldwide economy.

In recent years, the Company has undertaken numerous strategic initiatives which are consistent with this outlook. See "Strategic Direction" and "Analysis of Earnings Profile of Sun Businesses" below for a discussion of these strategic actions.

STRATEGIC DIRECTION

In October 1992, the Company announced a new strategic direc-tion for Sun. This strategy focuses on investing in Sun's core domestic refining and marketing businesses. Sun will also invest opportunistically in international oil and gas production activities in the U.K. North Sea, if returns on such investments are expected to exceed the Company's cost of capital for such projects. In addition, Sun will continue to exit non-productive/non-strategic businesses and improve productivity. During 1994, the Company continued to implement this plan through the following strategic initiatives:

o Sun acquired a 177,000 barrel-per-day refinery in Philadelphia
  ("Girard Point"), related inventory and certain pipeline interests from Chevron U.S.A. Inc. ("Chevron").

o Sun continued a major program ("Branded for Success") to upgrade and modernize its retail service station network and convert its existing ATLANTIC(R) gasoline outlets to SUNOCO(R) and convert its SUNOCO FOOD MARKET(R) convenience stores to APLUS(R).

o Sun completed a project ("Northeast Aromatics and Cyclo-hexane Project") to expand benzene extraction capacity and construct a 34-million-gallon-per-year cyclohexane plant at its Marcus Hook refinery.

o Sun constructed a pipeline connecting its Philadelphia and Marcus Hook facilities, which should be operational in the first quarter of 1995.

o Sun acquired an interest in Block 3/8a (Ninian and Columba fields) in the U.K. North Sea, which is expected to produce over 10 thousand net barrels daily of crude oil during 1995.

In 1995, Sun expects to reduce the level of capital spending on growth projects as it fully integrates the above noted projects into its asset base. This decrease is consistent with the Company's
1995 goal of maintaining its total debt (excluding borrowings at Suncor Inc., the Company's 55-percent-owned Canadian inte-grated oil company) at approximately the year-end 1994 level.

RESULTS OF OPERATIONS

EARNINGS PROFILE OF SUN BUSINESSES (after tax)
(Millions of Dollars)

                                                1994        1993         1992
- -----------------------------------------------------------------------------
Fuels:
  Wholesale fuels                              $(115)       $(49)       $ (91)
  Branded marketing                               64          92           76
Lubricants:
  Lubes                                           61          50           64
  Related fuels                                  (49)        (32)         (55)
Chemicals                                         32          13           28
Logistics                                         46          56           47
International exploration and production:
  Exploration                                     --          --          (41)
  Production                                      60          73           50
Canada (Suncor):*
  Exploration and production                       6           5            7
  Oil sands                                       30          28            9
  Refining and marketing                           9           9            2
  Corporate expenses**                            (5)         (6)         (10)
  Net financing expenses                          (3)         (3)          (3)
                                                ----        ----         ----
    Total Canada (Suncor)                         37          33            5
Corporate:
  Corporate expenses                             (20)        (18)         (19)
  Net financing expenses                         (32)        (25)         (34)
Income from operations held for sale:
  Coal                                            15           2           19
  Real Estate                                      2           1           --
- -----------------------------------------------------------------------------
                                                 101         196           49
Special items:***
  Gain (loss) on sale of Suncor stock             --          19           (8)
  Gain on divestment of exploration and
      production properties                       28          80           --
  Iranian litigation settlement                   --          --          117
  Provision for write-down of assets
      and other matters                          (32)        (12)        (456)
  Cumulative effect of change in
      accounting principle                        (7)          5         (261)
- -----------------------------------------------------------------------------
Consolidated net income (loss)                 $  90        $288        $(559)
- -----------------------------------------------------------------------------
  *Sun reduced its ownership interest in Suncor from 75 percent to approxi-
   mately 68 percent in March 1992 and to 55 percent in May 1993.
 **Includes consolidation adjustments.
***For a discussion of special items, see Notes 2, 3 and 7 to the consolidated financial statements.
  +Consists of the impact of the cumulative effect of a change in the method of accounting for postemployment benefits in 1994, income taxes in 1993 and postretirement health care and life insurance benefits in 1992.

ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

In 1994, Sun Company, Inc. and its subsidiaries recorded net income of $90 million, or $.84 per share of common stock compared to net income of $288 million, or $2.70 per share in 1993 and a net loss of $559 million, or $5.26 per share in 1992. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun's income was $101 million in 1994, compared to $196 million in 1993 and $49 million in 1992.

The $95 million decline in earnings before special items in 1994 was primarily due to lower earnings in Sun's domestic Fuels business. This decline was largely as a result of lower average wholesale product margins, lower retail sales volumes and higher operating and administrative expenses.

The $147 million increase in earnings before special items in 1993 was largely attributable to significant changes in the cost and operating structures of Sun's various businesses that were made in connection with the implementation of the Company's strategic plan adopted in October 1992. The higher results in 1993 were achieved despite market conditions which did not change significantly from 1992 as declines in crude oil prices and some product markets (wholesale gasoline, petrochemical and lubri-cants products) were largely offset by favorable changes in other product markets (branded gasoline, asphalt and residual fuels).

See individual businesses below for a more detailed discussion of the key factors affecting Sun's income.

FUELS--Income(loss) attributable to the manufacture of fuels at Sun's Marcus Hook, PA, Philadelphia, PA and Toledo, OH refineries and from the sale of fuels from these refineries to wholesale, commercial and industrial customers is reflected in the Wholesale Fuels business, while income from the retail sale of gasoline and middle distillates in the United States and from domestic convenience-store operations is reflected in the Branded Marketing business.

Wholesale Fuels

                                                     1994      1993      1992
- -----------------------------------------------------------------------------
Losses (millions of dollars)                        $(115)     $(49)     $(91)
Wholesale margin* (per barrel)                      $2.65     $3.07     $2.65
Wholesale sales (thousands of
  barrels daily):
    To unaffiliated customers:
       Gasoline                                      63.9      29.9      38.2
       Middle distillates                            88.3      59.2      68.3
       Jet fuel                                      37.2      46.2      42.2
       Residual fuel                                 38.2      27.1      29.7
       Asphalt                                       29.3      28.1      26.1
       Other                                         44.2      26.5      27.4
- -----------------------------------------------------------------------------
                                                    301.1     217.0     231.9
    To affiliates                                   260.2     266.8     266.2
- -----------------------------------------------------------------------------
                                                    561.3     483.8     498.1
- -----------------------------------------------------------------------------
Crude unit capacity (thousands of
  barrels daily) at December 31                     607.0     430.0     430.0
Crude unit capacity utilized                          87%       86%       91%
Catalytic cracking unit capacity
  (thousands of barrels daily) at
  December 31                                       305.0     235.0     235.0
Catalytic cracking capacity utilized                  85%       90%       92%
- -----------------------------------------------------------------------------
*Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.

Sun completed the acquisition of Chevron's Girard Point refinery in Philadelphia and related inventory on August 4, 1994 and its interest in the Woodbury and Harbor pipelines, which connect the refinery to the New York Harbor, on October 26, 1994. (See Note
2 to the consolidated financial statements.) The Girard Point facility, which manufactures primarily gasoline, distillates and petrochemicals, contributed $1 million in earnings to Wholesale Fuels results in 1994. (See "Chemicals" below for discussion of the income contribution to this business attributable to the Girard Point acquisition.)

Excluding activity from the Girard Point facility, Wholesale Fuels results declined $67 million during 1994 primarily due to lower average wholesale fuels product margins ($49 million) and higher operating and administrative expenses ($12 million). Partially offsetting these negative factors was a $5 million after-tax gain recognized in connection with the settlement of various inventory hedging contracts.

The $42 million improvement in Wholesale Fuels results in 1993 was due largely to higher margins on wholesale fuels products
($51 million), partially offset by lower sales volumes ($11 million). The improvement in wholesale fuels margins was primarily due to better market conditions for residual fuel and asphalt partially offset by significantly weaker market conditions for wholesale gasoline. Higher refinery operating expenses, primarily due to increases in natural gas fuel costs were essen-tially offset by lower administrative expenses and other matters.

Continuing downward pressure on wholesale gasoline margins has been a major factor affecting Wholesale Fuels results during the 1992-94 period. Sluggish demand, generally high refinery utilization rates and an abundance of gasoline refining capacity in the market, which has been exacerbated by the inclusion of higher levels of oxygenates in gasoline, have resulted in wholesale gaso-line margins being squeezed throughout this period. In addition, wholesale gasoline margins were adversely impacted by an estimated $25 million after tax during the roll-out of reformulated gasoline in the fourth quarter of 1994 as the higher cost making this fuel was not fully recovered.

The 1994 acquisition of the Girard Point refinery was a major step in the implementation of the Company's strategy of strength-ening its northeastern U.S. refinery system. This acquisition is an attractive low-cost addition which provides immediate synergies and efficiencies, including an enhancement to Sun's East Coast alkylation capacity, a key refining process in the production of reformulated fuels. Other recent strategic actions, including the expansion of benzene extraction capacity at the Marcus Hook refinery and the construction of an MTBE production facility by the Belvieu Environmental Fuels ("BEF") joint venture in which Sun is a one-third partner, have also strengthened the Company's ability to meet the reformulated fuel requirements (see "Chemi-cals" below).

The profitability of Sun's Wholesale Fuels operations will con-tinue to be affected by sales volumes and margins, the reliability and efficiency of its production facilities, the level of operating, environmental and other expenses and the impact of the imple-mentation of the amendments to the Clean Air Act. While there is considerable uncertainty concerning the impact of the Clear Air
Act on Sun's future profitability, management believes that the Company is well positioned to meet the requirements under present regulations as they continue to be phased in over the next few years. In 1995, the Company will focus on reducing cash operating costs per barrel by improving the reliability of its refinery operations and containing expenses.

Branded Marketing

                                                               1994      1993      1992
- ---------------------------------------------------------------------------------------
Income (millions of dollars)                                    $64       $92       $76
Gasoline margin* (per barrel)                                 $4.63     $4.70     $4.23
Sales (thousands of barrels daily):
  Gasoline                                                    214.9     223.6     233.9
  Middle distillates                                           20.5      21.4      21.8
- ---------------------------------------------------------------------------------------
                                                              235.4     245.0     255.7
- ---------------------------------------------------------------------------------------
Retail gasoline outlets                                       4,115     4,442     5,389
- ---------------------------------------------------------------------------------------
*Retail sales price less wholesale sales price.  The retail sales price is the weighted average price received by Sun through its various branded marketing distribution channels.

The $28 million decline in Branded Marketing earnings in 1994 was caused largely by lower sales volumes ($11 million) and higher operating and administrative expenses ($18 million) in part due to increased expenses related to the Branded for Success program. The adverse impact of lower retail gasoline margins in 1994 was essentially offset by higher margins on middle distil-lates sold at retail. The four percent decline in branded gasoline sales volumes during 1994 was caused primarily by the temporary closure of service stations during the Branded for Success program, the elimination of some marginal distributor accounts and the completion in 1993 of a withdrawal from certain areas supplied by the Tulsa refinery. Partially offsetting the adverse impact on volumes of these factors was the addition of 16 high-volume service stations along the Ohio Turnpike during the second quarter of 1994.

Branded Marketing results increased $16 million in 1993 as
higher retail gasoline margins ($26 million) were partially offset by lower sales volumes.  The volume decline in 1993 was due
largely to Sun's withdrawal from branded gasoline marketing in areas supplied by the Tulsa refinery which was partially offset by: the addition in the second quarter of 1992 of a contract to supply
13 high-volume service stations along the New Jersey Turnpike;
the acquisition in the first quarter of 1993 of 23 service stations in western Massachusetts; the addition in the second quarter of 1993 of a contract to supply 22 high-volume service stations along the Pennsylvania Turnpike; and increased sales in Sunoco's core distribution channels.

During 1993, Sun announced its Branded for Success program, a major initiative to upgrade and modernize the Company's retail service station network and convert its existing ATLANTIC(R) gasoline outlets to SUNOCO(R) and its SUNOCO FOOD MARKET(R) convenience stores to APLUS(R). As of year-end 1994, 231 of the planned 465 ATLANTIC(R)-to-SUNOCO(R) service station conversions and 116 of the planned 240 SUNOCO FOOD MARKET(R)-to-APLUS(R) convenience store conversions were completed. Initial results indicate that gasoline and convenience store sales at these locations are meeting or exceeding expectations. The conversions of the remaining locations are expected to be completed in 1996.

The profitability of Sun's Branded Marketing operations will continue to be affected by retail gasoline sales volumes and margins as well as the economic, competitive and environmental conditions in Sun's primary marketing areas in the northeastern United States and in Ohio and Michigan. Future profitability will also be affected by the level of operating, environmental and other expenses and the Company's ability to successfully implement its brand conversion and growth strategies. In 1995, the Company will continue to focus on implementing its Branded for Success program and increasing market share and income in its key northeastern U.S. marketing area.

LUBRICANTS--Sun's Lubricants business includes income (loss) attributable to the manufacturing, packaging and marketing of lubricant products produced at Sun's Tulsa and Puerto Rico refineries as well as the results of operations attributable to the related manufacturing and wholesale marketing of fuels produced at these facilities.

Lubes

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $61       $50       $64
Lubes margin* (per barrel)                          $23.67    $24.99    $26.79
Lubricant sales (thousands of
  barrels daily):
    Base oils                                          8.9       6.6       7.2
    Specialty oils                                     9.8       9.5       8.8
    Other                                              3.6       3.4       3.6
- ------------------------------------------------------------------------------
                                                      22.3      19.5      19.6
- ------------------------------------------------------------------------------
*Wholesale sales price less feedstock costs.

Income from the sale of lubricant products increased $11 million in 1994 due primarily to a 14 percent increase in sales volumes
($16 million) and a lower effective tax rate ($6 million). Partially offsetting these positive factors were lower margins ($6 million), particularly on base oils, and higher refinery expenses ($8 million) resulting primarily from 13 percent higher production levels in 1994. Although margins were, on average, lower than in 1993, lubricants demand and prices were stronger at year-end
1994 than at year-end 1993. Income from the sale of lubricant products decreased $14 million in 1993 due to lower margins
($8 million), particularly on base oils, and lower sales volumes
($1 million) caused by generally weak market conditions.

Related Fuels

                                                        1994      1993      1992
- --------------------------------------------------------------------------------
Losses (millions of dollars)                            $(49)     $(32)     $(55)
Related fuels margin* (per barrel)                     $1.27     $1.64     $1.61
Wholesale sales (thousands of
  barrels daily):
    To unaffiliated customers:
       Gasoline                                         31.2      26.8      41.8
       Middle distillates                               26.5      24.9      21.8
       Jet fuel                                         14.1      10.1      14.9
       Residual fuel                                    13.3      13.7      20.8
       Other                                             6.1       9.8      10.4
- --------------------------------------------------------------------------------
                                                        91.2      85.3     109.7
    To affiliates                                       61.4      58.8      45.2
- --------------------------------------------------------------------------------
                                                       152.6     144.1     154.9
- --------------------------------------------------------------------------------
*Wholesale sales price less cost of crude oil and other purchased feedstocks and refined products.

The $17 million decline in Related Fuels operating results during 1994 was due to lower margins on wholesale fuels products ($13 million), particularly on middle distillates, and higher operating expenses ($5 million) resulting primarily from increased refinery production levels. Partially offsetting these negative factors were higher sales volumes ($3 million). In 1993, losses from Related Fuels operations decreased $23 million due to lower operating costs ($21 million) at Sun's Tulsa and Puerto Rico operations resulting from modifications commencing in the fourth quarter of 1992 at these facilities to focus production on lubricants. Lower wholesale gasoline margins and volumes were generally offset by higher margins on residual fuel at Sun's Puerto Rico refinery and improved refining operations.

Results from Sun's Lubricants business for 1992 exclude a $61 million after-tax charge related to the Company's decision to reconfigure its Tulsa operations, which is reported as part of the 1992 Provision for Write-down of Assets and Other Matters in the Earnings Profile of Sun Businesses.

The profitability of Sun's Lubricants business will continue to be affected by sales volumes and margins, the reliability and efficiency of its lubricants production facilities and the level of operating, environmental and other expenses. Management believes that near-term market conditions for lubricants should remain strong due to favorable prospects for worldwide economic growth. In addition, technical improvements made to Sun's lubricants refineries during the 1992-93 period have enhanced the flexibility and reliability of these facilities and increased their capacity to produce paraffinic lubricants. Sun's strategy is to strengthen its Lubricants business, particularly in value-added branded and specialty oil channels.

CHEMICALS--Sun's domestic Chemicals business consists of the manufacturing and marketing of commodity and intermediate petrochemicals. Petrochemicals are manufactured at the Marcus Hook, Philadelphia and Toledo refineries as well as at an ethylene oxide plant in Brandenburg, KY and are sold on a worldwide basis to chemical derivative manufacturers and other customers.

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $32       $13       $28
Chemicals margin* (per barrel)                      $15.08    $10.05    $11.36
Petrochemical sales (thousands of
  barrels daily):
    Aromatics                                         12.1      12.9      12.2
    Propylene                                          8.4      10.2      11.1
    Ethylene/ethylene oxide                            2.3       2.4       1.7
    Other                                              4.7       3.3       3.9
- ------------------------------------------------------------------------------
                                                      27.5      28.8      28.9
- ------------------------------------------------------------------------------
*Wholesale sales price less feedstock costs.

Income from Sun's domestic Chemicals business increased $19 million in 1994 due to higher margins ($27 million) and a $10 million contribution from the sale of petrochemicals produced at the Girard Point refinery. A strengthening in the worldwide economy and a cyclical upturn in most petrochemical product markets in the second half of 1994 led to the improved product margins. Partially offsetting these positive factors were lower sales volumes ($12 million) and higher operating expenses ($6 million). Production curtailments at the Company's northeastern U.S. refineries during the first half of 1994 were responsible for the decline in sales volumes.

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

In 1992, Sun acquired the ethylene and ethylene oxide businesses and assets of Olin Corporation's chemical complex. The acquisi-tion has doubled Sun's ethylene oxide production capacity to over 200 million pounds per year. In addition, during 1992, Sun became a one-third partner in Belvieu Environmental Fuels
("BEF"), a joint venture formed for the purpose of constructing, owning and operating a $225 million MTBE production facility in Mont Belvieu, TX. Construction of the plant, which has a designed capacity of 12,600 barrels daily, is essentially com-pleted. Production commenced in the second half of 1994 and the plant is currently in a sustained start-up test phase. Pursuant to a 10-year off-take agreement with BEF, Sun will purchase all of the MTBE production from the plant. MTBE from BEF will provide the majority of Sun's oxygenate supply as part of its overall effort to meet the Clean Air Act's reformulated fuel requirements. (See discussion concerning the BEF joint venture in Note 14 to the consolidated financial statements.)

The Company has also recently completed its Northeast Aromat-ics and Cyclohexane Project which included the expansion of its benzene extraction capacity and construction of a 34-million-gallon-per-year cyclohexane plant at its Marcus Hook refinery. This project will enable Sun to enhance its existing benzene extraction capability to help comply with mandated 1995 reformulated fuel requirements by permitting Sun to extract benzene from gasoline streams from its Philadelphia refinery and from third parties. Benzene will be sold or further upgraded into cyclohexane, the majority of which will be sold pursuant to a contract with a major chemical company. Additionally, the August 1994 acquisition of the Girard Point refinery included a 450 million-pounds-per-year cumene unit which complements and enhances Sun's expanded northeast U.S. chemicals presence.

The profitability of Sun's Chemicals business will continue to be affected by petrochemical sales volumes, manufacturing reliabil-ity, margins (which are significantly impacted by the worldwide economy), the level of operating and other expenses and the impact of regulatory and environmental legislation. Future profitability will also be affected by the Company's ability to grow this business successfully. Management believes that near-term market conditions for chemicals will remain strong due to the improving worldwide economy.

Sun expects to continue to grow and enhance its Chemicals business as market conditions warrant through logical extensions of its existing refinery-based chemicals operations and through moderate-sized investments. In 1995, the Company will focus on improving Chemicals production reliability, reducing cash operating costs per barrel and further implementing the synergies resulting from its recent growth investments.

LOGISTICS--Sun's Logistics business consists of pipeline trans-portation of crude oil and refined petroleum products through wholly owned and partially owned entities and petroleum terminalling operations in Nederland, TX.

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $46       $56       $47
Throughput (thousands of barrels daily):
  Unaffiliated customers                             565.0     567.0     465.6
  Affiliated customers                               715.0     687.0     704.3
- ------------------------------------------------------------------------------
                                                   1,280.0   1,254.0   1,169.9
- ------------------------------------------------------------------------------

Logistics income decreased $10 million in 1994 due to the absence of a $10 million after-tax gain recognized in December
1993 on the sale of Sun's Midwestern refined products pipeline system operating in Oklahoma and Arkansas.

In addition to the aforementioned divestment gain, Logistics results for 1993 compared to 1992 were favorably impacted by higher throughput volumes at Sun's Nederland, TX terminal
($1 million) and higher equity income ($3 million). Partially offsetting these positive factors was the absence of a $6 million after-tax gain recognized in 1992 on the sale of a pipeline terminal. Equity income totalled $11, $10 and $7 million during 1994, 1993 and 1992, respectively.

During 1994, the Company constructed a pipeline between its Philadelphia and Marcus Hook facilities. This pipeline, which is expected to be operational in the first quarter of 1995, will enhance the profitability of Sun's Logistics business and provide opportunities for additional manufacturing synergies and cost efficiencies from product movements between these refineries.

The profitability of Sun's Logistics operations will continue to be affected by the demand for products transported, operational safety and efficiency, the level of operating and other expenses and the competitive and regulatory environment. Sun's strategy is to actively seek opportunities to grow its Logistics business, particularly in areas which can support Sun's major refinery systems and marketing areas, either through expansion of existing product lines or through acquisitions.

INTERNATIONAL EXPLORATION AND PRODUCTION--In October
1992, Sun announced that it was withdrawing from oil and gas exploration activities outside of Canada and focusing its interna-tional production and development activities in the United
Kingdom sector of the North Sea. The withdrawal from inter-national exploration activities has enabled Sun to enhance its operating profits in the near term and to reduce its investment risk profile.

As part of this plan, during the 1993-94 period, Sun completed all of its remaining exploration commitments outside of Canada and disposed of certain exploration properties located principally in the U.K. North Sea and certain production properties in Dubai and Colombia. After-tax gains on the disposition of these properties, which are reported as part of the Gain on Divestment of Exploration and Production Properties in the Earnings Profile of Sun Businesses, amounted to $28 and $75 million in 1994 and 1993, respectively. In addition, Sun has increased its oil produc-ing interests in the U.K. North Sea through the acquisition of additional ownership interests in the Balmoral and Stirling fields in 1993 and the purchase of an interest in Block 3/8a in 1994. The Block 3/8a acquisition provided Sun with a 12.93 percent interest in the Ninian field and a 45 percent interest in the adjacent Columba field. (See Note 2 to the consolidated financial statements.)

As part of the Provision for Write-down of Assets and Other
Matters recorded in the third quarter of 1992, Sun established an accrual for all future exploration commitments related to those properties subject to the plan of disposition. Actual costs incurred subsequent to September 30, 1992 to satisfy those commitments were charged against this accrual and excluded from exploration costs.

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (loss) (millions of dollars):
  Exploration                                          $--       $--      $(41)
  Production                                            60        73        50
- ------------------------------------------------------------------------------
                                                       $60       $73      $  9
- ------------------------------------------------------------------------------
Crude oil, condensate and natural
 gas liquids:
  Proved reserves (millions of
    barrels) at December 31                             38        31        77
  Net production (thousands of
    barrels daily)                                    29.0      28.0      42.7
  Average price (per barrel)                        $15.73    $16.75    $18.52
Natural gas:
  Proved reserves (billions of
    cubic feet) at December 31                          96       109       104
  Net production (millions of cubic
    feet daily)                                         46        56        46
  Average price (per thousand
    cubic feet)                                      $2.96     $2.93     $3.21
- ------------------------------------------------------------------------------

Income from International Production activities declined $13 million in 1994 due largely to lower crude oil prices ($7 million) and natural gas volumes ($8 million) and an increase in after-tax foreign exchange translation losses ($7 million). Partially offsetting these negative factors were a $2 million after-tax gain recognized on the redetermination of the Pickerill field in the U.K. North Sea and $6 million of after-tax income attributable to crude oil production from Block 3/8a, which was acquired in the 1994 third quarter.

Income from International Production activities increased $23 million in 1993 primarily due to higher natural gas volumes ($8 million), lower costs and operating expenses resulting, in part, from a weaker British pound ($25 million) and a lower effective tax rate ($23 million). The increase in natural gas production volumes was largely due to the commencement of production in August 1992 from the Pickerill field in the U.K. North Sea. The lower effective income tax rate was largely due to a decline in U.S. income tax expense on foreign earnings that resulted from a change made by Sun, effective January 1, 1993, in the method of computing deferred income taxes. (See Note 7 to the consolidated financial statements.) Partially offsetting these positive factors were lower North Sea crude oil production volumes ($7 million) and prices ($14 million) and a decrease in after-tax foreign exchange gains ($8 million). The decrease in overall international crude oil production volumes was largely due to the April 1993 sale of producing properties located in Dubai. Results of opera-tions from these properties were not significant. Also contributing to the production decline during 1993 were planned maintenance activities at the Balmoral field and temporary operating problems at the Glamis production facility, each located in the U.K. North Sea.

The profitability of Sun's International Production business will continue to be affected by crude oil and natural gas production volumes, the prices received for such production and exchange rates between the U.S. dollar and the British pound. Future profitability and cash flow will also be affected by the Company's ability to acquire and produce crude oil and natural gas reserves economically. The Company's strategy is to opportunistically invest in producing properties or near-term development projects in the U.K. North Sea, if returns on such investments are expected to exceed the Company's cost of capital for such projects. In the absence of such acquisitions, income, reserves and production from this business will decline significantly by the end of the decade.

CANADA (SUNCOR)--Suncor's results exclude a $19 million after-tax gain for 1993 and an $8 million after-tax loss for 1992 on sales by Sun of Suncor stock, which are reported separately in the Earnings Profile of Sun Businesses. These sales reduced Sun's ownership interest in Suncor from 75 percent to approximately
68 percent in March 1992 and to 55 percent in May 1993.

Several initiatives designed to improve the efficiency and future profitability of Suncor's operations were included in Sun's strategic plan announced in October 1992. Charges associated with the implementation of this plan were included in the 1992 Provision for Write-down of Assets and Other Matters, which is reported separately in the Earnings Profile of Sun Businesses.

Exploration and Production

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (millions of dollars)                            $6        $5        $7
Crude oil, condensate and natural
 gas liquids:
  Proved reserves (millions of
    barrels) at December 31                             40        34        34
  Net production (thousands of
    barrels daily)                                    10.8      10.1      10.1
  Average price (per barrel)                        $13.62    $14.49    $16.41
Natural gas:
  Proved reserves (billions of
    cubic feet) at December 31                         593       492       475
  Net production (millions of cubic
    feet daily)                                        119       116       116
  Average price (per thousand
    cubic feet)                                      $1.40     $1.42     $1.08
- ------------------------------------------------------------------------------

Canadian Exploration and Production results increased $1 million in 1994 due to lower operating and administrative expenses.
Results decreased $2 million in 1993 primarily due to lower crude oil prices ($3 million) and a higher effective tax rate ($2 million), partially offset by higher natural gas prices ($4 million). A disposition of non-core properties was completed during 1993 which resulted in a $5 million after-tax gain. This gain is reported as part of the Gain on Divestment of Exploration and Production Properties in the Earnings Profile of Sun Businesses.

Suncor's exploration and production strategy is to continue to grow through focused exploration and property acquisitions, with an emphasis on natural gas.

Oil Sands

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (millions of dollars)                           $30       $28        $9
Proven reserves (millions of barrels)
  at December 31                                       205       231       256
Synthetic crude oil produced for shipment
  (thousands of barrels daily)                        70.7      60.5      58.5
Average price (per barrel)                          $16.18    $16.61    $19.03
- ------------------------------------------------------------------------------

Oil Sands results increased $2 million in 1994 due to an increase in synthetic crude oil production volumes to record levels ($19 million). Partially offsetting this improvement were higher operating and administrative expenses due to the higher produc-tion volumes ($4 million), lower synthetic crude oil prices ($3 million), lower gains from hedging activities ($4 million) and the absence of a $7 million after-tax gain recorded in 1993 from the settlement of claims resulting from a 1987 fire at the oil sands plant. The increase in production was due, in part, to modifica-tions made to the oil sands plant upgrader in 1993 and to a planned maintenance shutdown which resulted in the stoppage of production for approximately one month during 1993.

Oil Sands results increased $19 million in 1993 primarily due to lower operating and administrative expenses ($27 million), higher synthetic crude oil volumes ($3 million), and the gain ($7 million) from the litigation settlement noted above. Partially offsetting these positive factors were lower synthetic crude oil prices ($16 million). Production volumes in 1992 were constrained by a fire that occurred in the upgrader section of the oil sands plant in

April 1992. The fire and related operating problems limited the plant's ability to produce fully processed synthetic crude oil and necessitated the sale or third-party upgrading of lower value semi-processed synthetic crude oil production for most of the 1992 second quarter.

During 1993 and 1994, the following strategic initiatives were undertaken at the oil sands operation:

o A new truck-and-shovel mining system was phased in six months ahead of schedule and was fully operational in 1993.

o Upgrader modifications were completed during 1993 which increased synthetic crude oil production capability from 60,000 barrels to 68,000 barrels daily. In November 1994, Suncor announced plans to spend an additional $185 million to increase production capability to over 80,000 barrels daily by 1998 and position the plant for possible further expansion in the future. The major part of this project, which is subject to approval by regulatory authorities and Suncor's board of directors, is planned to occur in 1997 after a scheduled maintenance period.

o Existing steam and electricity generating facilities at the oil sands plant are being equipped with sulfur recovery equipment and limestone scrubbing technology. The technology, which will allow Suncor to comply with new environmental standards, is expected to be fully implemented in 1996 at a total cost of approximately $145 million. Project expenditures through year-end 1994 totalled $18 million.

o Suncor announced that feasibility studies will be undertaken in 1995 to consider the opening of a new mine site across the Athabasca River from Suncor's existing mine site. Geological and engineering assessments have confirmed the existence and quality of reserves on this site and the feasibility studies will define mine and facilities design, infrastructure requirements and cost estimates. Subsequent to successful completion of the above assessments and studies, approval from Suncor's board of directors and the Alberta government's regulatory agencies would be required before work could commence.

These and other initiatives have resulted in a decline of approxi-mately 500 employees and contractors over the past two years and a reduction in cash operating costs from approximately $C19.50 per barrel in 1992 to $C14.00 per barrel in 1994. Cash costs per barrel are expected to increase slightly over the next few years due to the higher level of capital spending (including the above noted projects) but are targeted to be approximately $C12.00 per barrel in 1998 when production is expected to increase to over 80,000 barrels daily.

Refining and Marketing

                                                      1994      1993      1992
- ------------------------------------------------------------------------------
Income (millions of dollars)                            $9        $9        $2
Refined product margin* (per barrel)                 $7.61     $7.92     $7.84
Refined product sales (thousands
  of barrels daily)                                   84.5      81.9      83.0
Input to crude units (thousands
  of barrels daily)                                   68.3      68.5      71.3
Refinery crude unit capacity utilized                  98%       98%      102%
- ------------------------------------------------------------------------------
*Sales price less cost of products sold.

Canadian Refining and Marketing earnings were unchanged in 1994 as higher refined product sales volumes ($2 million) were offset by higher tax and other expenses. Earnings increased $7 million in 1993 primarily due to lower operating and admin-istrative expenses ($8 million) and a lower effective tax rate ($3 million), partially offset by lower refined product sales volumes ($2 million).

In September 1993, Suncor announced a restructuring of its re-fining and marketing business designed to rationalize and upgrade its service station portfolio and lower overhead costs while main-taining retail volumes and market share. An after-tax charge of $7 million associated with the implementation of this plan was included in the 1993 Provision for Write-down of Assets and Other Matters, which is reported separately in the Earnings Profile of Sun Businesses.

Canadian corporate expenses declined $1 million in 1994 and $4 million in 1993 due to lower administrative expenses.

Canadian net financing expenses were unchanged during the 1992-94 period but are expected to increase in 1995 due to higher interest rates and a higher borrowing position resulting from the strategic capital expenditures at the oil sands plant.

In addition to the success of the implementation of its various strategic initiatives, the overall profitability of Suncor will be impacted by synthetic and conventional crude oil and natural gas production volumes and prices, the results of Suncor's hedging program (see Note 17 to the consolidated financial statements), the ability to add and produce crude oil and natural gas reserves economically, the margin realized by Suncor on the sale of refined products and the level of operating, enviromental and other expenses.

CORPORATE--Corporate expenses increased $2 million in 1994 in part due to higher administrative expenses and were essentially unchanged during the 1992-93 period.

Net financing expenses increased $7 million in 1994 due prima-rily to the absence of a gain on the sale of an equity investment recognized in 1993 ($3 million) and a higher average borrowing position ($9 million), partially offset by higher earnings from leasing operations ($5 million). At December 31, 1994, Sun had liquidated substantially all of its remaining portfolio of leases and secured loans. The higher average borrowing position, which was due in part to increased growth capital spending in 1994, is expected to result in a further $25 million increase in net financ-ing expenses in 1995. Net financing expenses decreased $9 mil-lion in 1993 primarily due to increased capitalized interest ($3 million), lower corporate debt expense ($3 million) and the gain on the equity investment sale ($3 million), partially offset by lower earnings from leasing operations ($2 million).

INCOME FROM OPERATIONS HELD FOR SALE--For a discussion of
Sun's coal and real estate operations held for sale, see Note 2 to the consolidated financial statements.

SPECIAL ITEMS--For a discussion of the special items shown separately in the Earnings Profile of Sun Businesses, see Notes 2, 3 and 7 to the consolidated financial statements.

ANALYSIS OF CONSOLIDATED STATEMENTS OF INCOME

1994 VS. 1993--Sales and other operating revenue increased
$638 million, or 7 percent, principally due to higher refined product sales volumes ($644 million) and an increase in consumer excise taxes ($233 million), partially offset by lower refined product sales prices ($158 million) and lower revenues from resales of purchased oil and refined products ($90 million). The higher refined product sales volumes were primarily due to the acquisition of the Girard Point refinery on August 4, 1994. The $123 million decrease in gain on divestments is primarily due to the absence of gains recognized in 1993 on the sales of Suncor stock ($30 million), a products pipeline system ($17 million) and oil and gas properties located in Dubai, Canada and the U.K.
North Sea ($109 million), partially offset by gains recognized in 1994 on the sales of oil and gas properties located in Colombia and the U.K. North Sea ($40 million). Interest income decreased
$2 million, or 11 percent, primarily due to lower average invest-ment balances. Other income decreased $22 million primarily as a result of the absence of a $17 million gain attributable to the 1993 settlement of claims arising from a 1987 fire at the oil sands plant and lower foreign exchange gains ($6 million).

Cost of products sold and operating expenses increased $455 million, or 8 percent, primarily due to higher domestic crude oil and refined product acquisition costs ($463 million) and higher refinery operating expenses ($95 million), partially offset by lower resales of purchased oil and refined products ($90 million). The increase in product acquisition costs and refinery operating expenses was primarily due to the acquisition of the Girard Point refinery on August 4, 1994. Selling, general and administrative expenses increased $56 million, or 9 percent, primarily due to higher expenses in Sun's domestic refining and marketing operations. This increase was due in part to higher employee-related expenses and to increased expenses associated with the Branded for Success program. Taxes, other than income taxes increased $229 million, or 11 percent, due to higher consumer excise taxes ($233 million). Depreciation, depletion and amortiza-tion increased $5 million, or 1 percent, primarily as a result of a higher depreciable asset base in Sun's domestic refining and marketing operations. For a discussion of the provision for write-down of assets and other matters recorded in 1994 and 1993, see
Note 2 to the consolidated financial statements. Interest cost and debt expense increased $16 million, or 20 percent, due largely to higher average corporate borrowings.

For a discussion of income (loss) from operations held for sale and the cumulative effect of change in accounting principle, see Notes 2 and 7, respectively, to the consolidated financial statements.

1993 VS. 1992--Sales and other operating revenue decreased
$1,265 million, or 12 percent, principally due to lower refined product sales volumes ($457 million) and prices ($315 million) and lower revenues from resales of purchased oil and refined products ($395 million). The $169 million increase in gain on divestments is primarily due to the aforementioned gains recog-nized in 1993 on the sales of Suncor stock ($30 million), the products pipeline system ($17 million), and oil and gas properties located primarily in Dubai, Canada and the U.K. North Sea ($109 million) and the absence of a loss on the sale of Suncor stock recognized in 1992 ($18 million). See Note 3 to the consolidated financial statements for a discussion of the gain on litigation settlement recorded in 1992. The $14 million increase in other income is primarily due to the $17 million litigation settlement recognized by Suncor in 1993.

Cost of products sold and operating expenses decreased $1,371 million, or 19 percent, primarily due to lower resales of purchased oil and refined products ($395 million) and lower domestic crude oil and refined product acquisition costs ($880 million) in part due to an 8 percent decline in domestic refined product sales volumes. Selling, general and administrative expenses decreased
$14 million, or 2 percent, as a result of expense reductions at Sun's Canadian operations, in part, due to a weaker Canadian dollar. Taxes, other than income taxes increased $47 million, or 2 percent, as higher consumer excise taxes ($64 million) were partially offset by lower crude oil and natural gas production taxes ($12 million). Depreciation, depletion and amortization decreased $31 million, or 8 percent, primarily as a result of 29 percent lower conventional crude oil production volumes and a lower depreciable asset base at the Company's Tulsa refinery due to the reconfiguration of this facility in 1992. Exploratory costs and leasehold impairment decreased $38 million, or 63 percent, primarily due to the absence of exploration expenses outside
North America ($42 million). See Note 2 to the consolidated financial statements for a discussion of the provision for write-down of assets and other matters recorded in 1993 and 1992. The
$24 milllion increase in minority interest is due to higher earnings at Suncor and a reduction in the Company's ownership interest in this Canadian subsidiary. Interest cost and debt expense decreased $16 million due principally to lower average interest rates at Suncor ($4 million) and a lower average debt balance at Helios Capital Corporation, Sun's leasing subsidiary ($6 million).

For a discussion of the income from operations held for sale and the cumulative effect of change in accounting principle, see Notes 2 and 7, respectively, to the consolidated financial statements.

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

CASH AND WORKING CAPITAL--At December 31, 1994, Sun had cash and cash equivalents of $117 million compared to $118 million at December 31, 1993 and had a working capital deficit of $407 million versus a working capital deficit of $228 million at December 31, 1993. Sun's working capital position is con-siderably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting to a significant portion of the inventories reflected in the consolidated balance sheet. The current replacement cost of all such inventories exceeds the carrying value at December 31, 1994 by $459 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replace-ment values. Management believes that the current levels of Sun's cash and working capital provide adequate support for its ongoing operations.

CASH GENERATION AND FINANCIAL CAPACITY--In 1994, Sun's net cash provided by operating activities ("cash generation") was $481 million compared to $413 million in 1993 and $305 million in 1992. The fluctuations in cash generation during the 1992-94 period were primarily due to changes in income before special items and in working capital pertaining to operating activities. Cash generation was significantly greater than net income (loss) during the 1992-94 period primarily due to the significant amounts of noncash charges which result from the capital intensive nature of Sun's businesses.

Divestment activities also have enhanced Sun's cash flow and liquidity. During the 1992-94 period, proceeds from divestments totalled $604 million, including $198 million received in the 1992-93 period from the sale of Suncor stock and $141 million received in the 1993-94 period from the sale of certain explora-tion and production properties located in Dubai, Colombia, Canada and the U.K. North Sea. In 1992, Sun also received a
$130 million net cash payment which settled all disputes with the government of Iran and the National Iranian Oil Company relating to the expropriation of Sun's oil production interests in Iran following the Iranian Revolution. In addition, coal operations held for sale provided $161 million of cash in 1993 primarily as a result of the sale of Sun's western U.S. coal operations.

Management believes that cash generation will be sufficient to satisfy Sun's future base infrastructure and legally required capital requirements, and to sustain the current cash dividend. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including volatility in crude and refined product markets and increases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from divestment and financing activities. Growth capital outlays will be funded with excess cash generation and proceeds from the ongoing divestment of non-strategic/non-core assets.

In the event that cash generation is insufficient to satisfy near-term cash requirements, the Company has access to $500 million of short-term financing for operations in the form of commercial paper and revolving credit agreements from commercial banks.
The Company also has access to short-term financing under non-committed money market facilities and $150 million of con-firmed lines of credit. In addition, Suncor has a revolving term credit facility available for its own use aggregating $285 million.

The following table sets forth Sun's total borrowings at:

                                                              December 31
                                                       ----------------------
(Millions of Dollars)                                     1994           1993
- -----------------------------------------------------------------------------
Short-term borrowings:
  Commercial paper                                      $  216           $ 50
  Non-committed money market facilities                      5             60
- -----------------------------------------------------------------------------
                                                           221            110
Current portion of long-term debt                           99             26
Long-term debt                                           1,073            726*
- -----------------------------------------------------------------------------
Total borrowings                                        $1,393           $862
- -----------------------------------------------------------------------------
*Includes Suncor revolving term credit loans of $91 million.

The $531 million increase in total borrowings during 1994 was caused, in part, by the high level of capital spending on growth projects.

As of December 31, 1994, Sun's long-term debt to long-term capitalization ratio was 36.5 percent. Although Sun plans to maintain the current debt level (excluding Suncor) through 1995, management believes there is sufficient borrowing capacity available to provide for cash requirements. In addition, the Company has the option of issuing additional common stock and up to 15 million shares of preference stock without par value as a means of increasing its equity base. However, there are no current plans to issue either common stock or preference stock. Further-more, no commitments have been made with respect to any investment opportunity which would require the use of a major portion of Sun's financial capacity.

CAPITAL EXPENDITURES
(Millions of Dollars)

                                          1995 PLAN      1994      1993      1992
- ---------------------------------------------------------------------------------
Fuels:
  Wholesale fuels                              $153      $191      $148      $121
  Branded marketing                             134       169       107        77
Lubricants:
  Lubes                                           5         5        11         4
  Related fuels                                  51        19        41        16
Chemicals                                        46        63        23        21
Logistics                                        34        81        29        12
International exploration
  and production                                 32       100        51        85*
Canada (Suncor)                                 310       220       202       194
- ---------------------------------------------------------------------------------
Consolidated capital expenditures              $765      $848**    $612      $530
- ---------------------------------------------------------------------------------
 *Includes exploration-related capital expenditures of $58 million, which were spent prior to the Company's decision to withdraw from oil and gas exploration activities outside of Canada, effective September 30, 1992.
**Excludes $164 million attributable to the purchase of the Girard Point refinery, related inventory and pipeline interests from Chevron.

Capital expenditures for 1994 totalled $848 million, an increase of 39 and 60 percent from 1993 and 1992 levels, respectively. The increase was largely due to significantly higher spending on growth projects in Sun's core domestic refining and marketing and international production businesses and an increase in environmental capital outlays primarily resulting from $58 million spent in 1994 to substantially complete the $110 million upgrade of the waste water treatment processing facilities at the Marcus Hook refinery. In addition to the acquisition of the Girard Point refinery and related assets, major growth capital expendi-tures in 1994 included: approximately $50 million spent in branded marketing principally related to the Branded for Success service station conversion and modernization program; $58 million spent to complete the Northeast Aromatics and Cyclo-hexane Project at Sun's Marcus Hook refinery and $43 million spent to complete the construction of a pipeline connecting Sun's Philadelphia and Marcus Hook facilities. During 1994, Sun also acquired an interest in Block 3/8a (Ninian and Columba fields) in the U.K. North Sea for $78 million. (See "Strategic Direction" and "Analysis of Earnings Profile of Sun Businesses" above for additional information concerning these projects.)

Suncor's capital spending in 1994 consisted of $115 million for conventional oil and gas exploration and production activities, $83 million for oil sands operations and $22 million for refining and marketing. Oil sands expenditures included $35 million of environmental outlays.

Sun's capital outlays are expected to decrease in 1995 as the Company focuses on fully integrating the acquisitions and growth projects discussed above and maintaining debt (excluding Suncor) at approximately the year-end 1994 level. The 1995 capital expenditures include $130 million for growth projects in Sun's core businesses. Significant projects include the continuation of the Branded for Success program, the expansion of units at Sun's Marcus Hook refinery to produce propylene and ethoxylate and the development of the Columba field in the U.K. North Sea. An additional $325 million is designated for legally required and base infrastructure spending in 1995 primarily at Sun's domestic refinery operations and branded marketing outlets.

Expenditures by Suncor account for the remaining $310 million of the 1995 capital program. The increase in Suncor's capital spending over the 1994 level is due largely to additional environ-mental expenditures to enhance the steam and electricity generat-ing facilities at the oil sands plant. In Canada, capital expenditures have been funded from Suncor's own cash generation and, when necessary, from external borrowings by Suncor which are not guaranteed by the Company. During 1995, Suncor borrowings are expected to increase approximately $100 million largely as a result of the higher environmental outlays.

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

The following table summarizes Sun's expenditures for environ-mental projects and compliance activities (in millions of dollars):

                                                          1994      1993      1992
- ----------------------------------------------------------------------------------
Pollution abatement capital*                              $245      $123      $ 75
Remediation and reclamation                                 60        53        48
Operations, maintenance and administration                 112       108       116
- ----------------------------------------------------------------------------------
                                                          $417      $284      $239
- ----------------------------------------------------------------------------------
*Capital expenditures for pollution abatement are expected to approximate $170 and
 $158 million in 1995 and 1996, respectively.

The increase in pollution abatement capital expenditures during 1994 was primarily due to outlays relating to the waste water treatment and Northeast Aromatics and Cyclohexane projects at the Marcus Hook refinery and to enhancements to the steam and electricity generating facilities at Suncor's oil sands plant.

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

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. Compliance with Clean Air Act requirements necessitates significant alterations to the composition of gasoline sold in Sun's northeastern U.S.
branded marketing area by reducing the maximum allowable benzene content, reducing summertime Reid Vapor Pressure
("RVP") and increasing the minimum oxygenate content. Despite uncertainties regarding the impact on the future profitability of Sun's domestic petroleum businesses of the Clean Air Act, as amended by additional regulations, management of Sun believes these businesses are well positioned to meet the air toxics and reformulated fuel requirements under present regulations as they continue to be phased in over the next few years.

CERCLA and RCRA, and related state laws subject Sun to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at various sites. Under CERCLA, Sun is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1994, Sun had been named as a PRP at 47 sites identified or potentially identifiable as "Superfund" sites under CERCLA. Sun has reviewed the nature and extent of its involve-ment at each site and other relevant circumstances and, based upon the other parties involved or Sun's negligible participation therein, believes that its potential liability associated with such sites will not be significant. Under RCRA and related state laws, corrective remedial action has been initiated at some of Sun's facilities and will be required to be undertaken by Sun at various of its other facilities. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time.

Sun establishes accruals related to environmental remediation activities for work at identified sites, including those under CERCLA and RCRA and related state laws, where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are based on currently available facts, estimated timing of remedial actions and related inflation as-sumptions, existing technology and presently enacted laws and regulations. Sun's international production and Canadian operations are subject to less demanding environmental regulatory requirements than its U.S. operations and these less stringent requirements are considered in determining the accruals for those locations. Sun's accruals reflect the Company's philosophy of aggressively managing remediation costs to ensure the most cost-effective method of protecting the health, safety and environment of affected communities. Sun's accrued liability for environ-mental remediation, which totalled $246 and $259 million at December 31, 1994 and 1993, respectively was classified in the consolidated balance sheets as follows:

                                                               December 31
                                                           -------------------
(Millions of Dollars)                                      1994           1993
- ------------------------------------------------------------------------------
Accrued liabilities                                        $ 55           $ 55
Other deferred credits and liabilities                      191            204
- ------------------------------------------------------------------------------
                                                           $246           $259
- ------------------------------------------------------------------------------

Sun also accrues estimated dismantlement, restoration, reclama-tion and abandonment costs at its oil sands mining and oil and gas exploration and production operations through a charge against income primarily on a units of production basis. The accrued liability for these activities, which totalled $126 and $119 million at December 31, 1994 and 1993, respectively, are classified primarily in other deferred credits and liabilities in the consoli-dated balance sheets. Of the $126 million accrued liability at December 31, 1994, $78 million relates to Sun's oil sands mining operations and $48 million is attributable to oil and gas explora-tion and production operations. Sun estimates that the total cost for reclamation at these operations will be approximately $120 and $157 million, respectively.

Pretax charges against income for environmental remediation and reclamation totalled $24, $45 and $62 million at December 31, 1994, 1993 and 1992, respectively. Claims for recovery of environmental liabilities that are probable of realization totalled $11 million at December 31, 1994 and are included in deferred charges and other assets in the consolidated balance sheets.

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

Management believes that the overall expenditures for environ-mental activities are likely to be significant but are expected to be incurred over an extended period of time and to be funded from Sun's net cash flow from operating activities. Although poten-tially significant with respect to results of operations or cash flow for any one quarter or year, management believes that such costs, including those required by CERCLA and RCRA, will not have a material impact on Sun's consolidated financial position or, over an extended period of time, on Sun's cash flow or liquidity.

COMMODITY AND FOREIGN CURRENCY CONTRACTS

Sun uses commodity futures, options, forward, swap and other similar contracts primarily as hedging instruments to help meet strategic pricing objectives for purchases and sales of crude oil, refined products and natural gas. Sun also uses foreign currency futures, options, forward, swap and other similar contracts (primarily at Suncor) to hedge the impact on future transactions of fluctuations in foreign currency rates. Hedging strategies are reviewed and approved by management before being imple-mented. Policy controls limit the aggregate commodity and foreign currency price exposure as well as the maximum volume and/or dollar amount of positions that can be entered.

Suncor uses hedging strategies to reduce fluctuations in sales and other operating revenue by locking in fixed exchange rates and/or prices on a portion of its oil and natural gas sales. Sun's domestic refining and marketing operations use hedging strategies prima-rily to achieve ratable pricing of its crude oil purchases and refined product sales. Gains and losses resulting from the above strategic pricing programs have not been material.

Suncor uses financial instruments to achieve its hedging objec-tives while Sun's domestic refining and marketing operations generally use contracts which may be settled by the delivery of commodities and therefore are not financial instruments. (See
Note 17 to the consolidated financial statements.)

CASH DIVIDENDS

The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1992-94 period, annual cash dividends of $1.80 per share ($.45 per share each quarter) were paid on the Company's common stock. The Company expects to continue to sustain the quarterly cash dividend at its current level.

CONSOLIDATED STATEMENTS OF INCOME                                                                Sun Company, Inc. and Subsidiaries
(Millions of Dollars Except Per Share Amounts)

For the Years Ended December 31                                                                              1994     1993     1992
- -----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales and other operating revenue (including consumer excise taxes of $2,116 in 1994,
  $1,883 in 1993, and $1,819 in 1992)                                                                      $9,818   $9,180  $10,445
Gain on divestments (Note 2)                                                                                   51      174        5
Gain on litigation settlement (Note 3)                                                                         --       --      178
Interest income                                                                                                16       18       22
Income (loss) from investments in operations held for sale (Note 2)                                            (1)      (1)      --
Other income (Note 4)                                                                                          24       46       32
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            9,908    9,417   10,682

COSTS AND EXPENSES
Cost of products sold and operating expenses                                                                6,276    5,821    7,192
Selling, general and administrative expenses                                                                  703      647      661
Taxes, other than income taxes (Note 5)                                                                     2,253    2,024    1,977
Depreciation, depletion and amortization                                                                      359      354      385
Exploratory costs and leasehold impairment                                                                     24       22       60
Provision for write-down of assets and other matters (Note 2)                                                  54       23      745
Minority interest                                                                                              35       27        3
Interest cost and debt expense                                                                                 97       81       97
Interest capitalized                                                                                          (13)      (8)      (6)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            9,788    8,991   11,114
Income (loss) from continuing operations before provision (credit) for income taxes and
  cumulative effect of change in accounting principle                                                         120      426     (432)
Provision (credit) for income taxes (Note 6)                                                                   23      143     (115)
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before cumulative effect of change in accounting principle            97      283     (317)
Income from discontinued operations (Note 2)                                                                   --       --       19
Cumulative effect of change in accounting principle (Note 7)                                                   (7)       5     (261)
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                                          $   90   $  288  $  (559)
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock:*
  Income (loss) from continuing operations before cumulative effect of change in accounting principle        $.91    $2.65   $(2.98)
  Income from discontinued operations                                                                          --       --      .18
  Cumulative effect of change in accounting principle                                                        (.07)     .05    (2.46)
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                                            $.84    $2.70   $(5.26)
- -----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid on common stock                                                                          $192     $192     $191
Cash dividends per share of common stock                                                                    $1.80    $1.80    $1.80
- -----------------------------------------------------------------------------------------------------------------------------------
*Based on the weighted average number of shares outstanding (in thousands) of 107,043 in 1994, 106,561 in 1993 and 106,212 in 1992.

                                                     (See Accompanying Notes)

CONSOLIDATED BALANCE SHEETS                                  Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

At December 31                                                                     1994    1993
- -----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                        $  117  $  118
Accounts and notes receivable, net of allowances of $12 in 1994 and $11 in 1993     655     572
Inventories (Note 8)                                                                613     464
Deferred income taxes (Note 6)                                                      123     123
- -----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                              1,508   1,277
- -----------------------------------------------------------------------------------------------
INVESTMENT IN COAL OPERATIONS HELD FOR SALE (Note 2)                                 51     113
INVESTMENT IN REAL ESTATE OPERATIONS HELD FOR SALE (Note 2)                         123     134
LONG-TERM RECEIVABLES AND INVESTMENTS (Note 9)                                      143     217
PROPERTIES, PLANTS AND EQUIPMENT, net (Note 10)                                   4,348   3,831
DEFERRED CHARGES AND OTHER ASSETS                                                   292     328
- -----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $6,465  $5,900
- -----------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                 $  776   $ 641
Accrued liabilities (Note 14)                                                       540     487
Short-term borrowings (Note 11)                                                     221     110
Current portion of long-term debt (Note 12)                                          99      26
Taxes payable                                                                       279     241
- -----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                         1,915   1,505
- -----------------------------------------------------------------------------------------------
LONG-TERM DEBT (Note 12)                                                          1,073     726
RETIREMENT BENEFIT LIABILITIES (Note 13)                                            515     523
DEFERRED INCOME TAXES (Note 6)                                                      301     369
OTHER DEFERRED CREDITS AND LIABILITIES (Note 14)                                    429     421
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)
MINORITY INTEREST                                                                   369     372
STOCKHOLDERS' EQUITY (Notes 15 and 16)
Common stock, par value $1 per share
  Authorized - 200,000,000 shares; Issued, 1994 - 129,521,449 shares;
    Issued, 1993 - 129,312,735 shares                                               130     129
Capital in excess of par value                                                    1,309   1,303
Cumulative foreign currency translation adjustment                                  (89)    (62)
Earnings employed in the business                                                 1,534   1,636
- -----------------------------------------------------------------------------------------------
                                                                                  2,884   3,006
Less common stock held in treasury, at cost
  1994 - 22,583,733 shares; 1993 - 22,629,825 shares                              1,021   1,022
- -----------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                        1,863   1,984
- -----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $6,465  $5,900
- -----------------------------------------------------------------------------------------------

                                   (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS                                          Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

For the Years Ended December 31                                                              1994    1993    1992
- -----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                         $  90   $ 288   $(559)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Income from discontinued operations                                                        --      --     (19)
    Cumulative effect of change in accounting principle                                         7      (5)    261
    Provision for write-down of assets and other matters                                       54      23     745
    Gain on litigation settlement                                                              --      --    (178)
    Gain on divestments                                                                       (51)   (174)     (5)
    Depreciation, depletion and amortization                                                  359     354     385
    Dry hole costs and leasehold impairment                                                    14      14      34
    Deferred income taxes                                                                     (60)     59    (265)
    Changes in working capital pertaining to operating activities:
      Accounts and notes receivable                                                           (85)    106     132
      Inventories                                                                             (41)    (13)     13
      Accounts payable and accrued liabilities                                                107    (277)   (298)
      Taxes payable                                                                            47      (3)     (2)
    Other                                                                                      40      41      61
- -----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     481     413     305
- -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                       (848)   (612)   (530)
  Acquisition of Girard Point refinery and related assets (Note 2)                           (164)     --      --
  Cash provided by coal operations held for sale                                               30     161      42
  Cash provided by (used in) real estate operations held for sale                              13      (7)    (72)
  Proceeds from divestments                                                                   131     370     103
  Proceeds from litigation settlement                                                          --      --     130
  Other                                                                                         2     (26)      1
- -----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                        (836)   (114)   (326)
- -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from (repayments of) short-term borrowings                                     111    (105)     72
  Proceeds from issuance of long-term debt                                                    543      26      88
  Repayments of long-term debt                                                               (115)    (97)   (140)
  Cash dividend payments                                                                     (192)   (192)   (191)
  Other                                                                                         7       8       8
- -----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                           354    (360)   (163)
- -----------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                                      (1)    (61)   (184)
Cash and cash equivalents at beginning of year                                                118     179     363
- -----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                    $ 117   $ 118   $ 179
- -----------------------------------------------------------------------------------------------------------------

                                            (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                       Sun Company, Inc. and Subsidiaries
(Dollars in Millions, Shares in Thousands)

                                                                 Capital                              Common Stock
                                                Common Stock          in                 Earnings       Held  in
                                             ------------------   Excess                 Employed       Treasury
                                             Number of      Par   of Par   Translation     in the    --------------
                                                Shares    Value    Value    Adjustment   Business    Shares    Cost
- -------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1991                           129,162     $129   $1,301          $ 11     $2,290    23,064  $1,035
Net loss                                            --       --       --            --       (559)       --      --
Cash dividend payments                              --       --       --            --       (191)       --      --
Issued under management incentive plans             83       --        2            --         --        --      --
Sales to dividend reinvestment plan                 --       --       (1)           --         --      (207)     (6)
Foreign currency translation adjustment             --       --       --           (58)        --        --      --
Other                                               --       --       --            --         --       (25)     (1)
- -------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1992                           129,245     $129   $1,302          $(47)    $1,540    22,832  $1,028
Net income                                          --       --       --            --        288        --      --
Cash dividend payments                              --       --       --            --       (192)       --      --
Issued under management incentive plans             68       --        2            --         --        --      --
Sales to dividend reinvestment plan                 --       --       (1)           --         --      (202)     (6)
Foreign currency translation adjustment             --       --       --           (15)        --        --      --
- -------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1993                           129,313     $129   $1,303          $(62)    $1,636    22,630  $1,022
Net income                                          --       --       --            --         90        --      --
Cash dividend payments                              --       --       --            --       (192)       --      --
Issued under management incentive plans            208        1        6            --         --        --      --
Sales to dividend reinvestment plan                 --       --       --            --         --       (46)     (1)
Foreign currency translation adjustment             --       --       --           (27)        --        --      --
- -------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1994                           129,521     $130   $1,309          $(89)    $1,534    22,584  $1,021
- -------------------------------------------------------------------------------------------------------------------

                                             (See Accompanying Notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   Sun Company, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements contain the accounts of Sun Company, Inc. ("Company") and all subsidiaries that are controlled (generally more than 50 percent owned) except those engaged in coal and real estate operations (collectively, "Sun"). Prior to the fourth quarter of 1993, coal and real estate operations were accounted for as discontinued operations. Effec-tive in the fourth quarter of 1993, such operations are accounted for as investments held for sale (Note 2). Affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

CASH EQUIVALENTS AND INVESTMENTS

Sun considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Sun's cash equivalents consist principally of time deposits and certificates of deposit. Investments with maturities from greater than three months to one year are classified as short-term investments. Cash equivalents and investments are stated at cost which approximates market value.

INVENTORIES

Inventories of crude oil and refined products are valued at the lower of cost or market. The cost of such inventories is deter-mined principally using the last-in, first-out method ("LIFO"). Materials, supplies and other inventories are valued principally at the lower of average cost or market.

OIL AND GAS EXPLORATION AND PRODUCTION OPERATIONS

The successful efforts method of accounting is followed for costs incurred in oil and gas exploration and production operations. In October 1992, Sun announced that it was withdrawing from oil and gas exploration activities outside North America. In connec-tion therewith, Sun recorded a write-down to net realizable value of the assets affected by this decision and established an accrual for existing exploration commitments associated with its explora-tion operations outside North America (Note 2). Actual costs incurred to satisfy these exploration commitments were charged to the accrual.

CAPITALIZATION POLICY--Acquisition costs for proved and un-proved properties are capitalized when incurred. Costs of un-proved properties are transferred to proved properties when proved reserves are found. Exploration costs, including geological and geophysical costs and costs of carrying and retaining un-proved properties, are charged against income as incurred. Ex-ploratory drilling costs are capitalized initially; however, if an exploratory well is plugged and abandoned, such capitalized costs are charged to expense, as dry hole costs, at that time. Develop-ment costs are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

LEASEHOLD IMPAIRMENT AND DEPRECIATION, DEPLETION AND AMORTIZATION--Unproved properties whose costs are individu-ally significant are evaluated for impairment by management. Impairment of unproved properties whose acquisition costs are not individually significant is provided for through amortization of the portion of such properties not expected to become produc-ing over their projected holding periods; costs of such properties surrendered or abandoned are charged to accumulated amortization.

The acquisition costs of proved properties are depleted by the unit of production method based on proved reserves. Capitalized exploratory drilling costs which result in the discovery of proved reserves and development costs are amortized/depreciated by the unit of production method based on proved developed reserves.
The unit determination is by field.

DISMANTLEMENT, RESTORATION AND ABANDONMENT
COSTS--Estimated costs of future dismantlement, restoration and abandonment are accrued as part of depreciation, depletion and amortization expense on a unit of production basis; actual costs are charged to the accrual.

MINING OPERATIONS

CAPITALIZATION POLICY--Property acquisition costs are capi-talized. Exploration costs and costs of carrying and retaining undeveloped properties are charged against income as incurred. Mine development costs incurred prior to the operating stage or to increase the capacity or productivity of operating mines are capi-talized. Mine development costs incurred to maintain current production are generally expensed. Expenditures for plant and mine equipment for significant additions and replacements are capitalized. Other plant and mining equipment costs are generally charged against income as incurred. Mobile equipment acquisi-tions are capitalized.

Overburden removal costs are deferred and expensed as the un-derlying reserves are mined.

DEPRECIATION AND DEPLETION--Property acquisition costs and capitalized development costs are depleted by the unit of produc-tion method based on proven reserves. Capitalized plant and equipment are generally depreciated over their useful lives princi-pally on a straight-line basis.

DISMANTLEMENT, RESTORATION, RECLAMATION AND ABAN-
DONMENT COSTS--Estimated costs of future dismantlement, restoration, reclamation and abandonment are accrued through a charge against income currently on a unit of production basis;
actual costs are charged to the accrual.

DEPRECIATION AND RETIREMENTS

Plants and equipment, other than those relating to oil and gas exploration and production and mining operations, are generally depreciated on a straight-line basis over their estimated useful lives.

Gains and losses on the disposals of fixed assets are generally reflected in income. For certain property groups the cost, less salvage value, of property sold or abandoned is charged to accu-mulated depreciation, depletion and amortization, except that gains and losses for these groups are taken into income for unusual retirements or retirements involving an entire property group.

ENVIRONMENTAL REMEDIATION

Sun accrues environmental remediation costs for work at identi-fied sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are based on currently available facts, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations.

REFINERY MAINTENANCE SHUTDOWNS

Maintenance and repair costs incurred in connection with major refinery maintenance shutdowns which exceed $500 thousand are capitalized when incurred and then charged against income over the period benefitted by the major maintenance shutdown.

TAXES

Effective January 1, 1993, Sun adopted the provisions of State-ment of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS NO. 109"). SFAS NO. 109 changed the method of computing deferred income taxes from a deferred to a liability approach. Under the liability method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect during the years in which the differ-ences are expected to reverse, and on available tax credits and carryforwards. Previously, under the deferred method, deferred income taxes were provided using the rates in effect when the timing differences occurred for those items of revenue and ex-pense which were recognized for financial reporting in different periods than for income tax purposes (Notes 6 and 7).

U.S. income and foreign withholding taxes are provided on undis-tributed earnings of foreign subsidiaries deemed not to be perma-nently invested to the extent that taxes on distribution of such earnings would not be offset by foreign tax credits. In addition, U.S. income taxes are provided on undistributed earnings of affili-ated companies.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Sun provides health care and life insurance benefits for substan-tially all retirees. Such benefits are provided through insurance policies which have premiums based on benefits paid during the year. These premiums are prefunded or funded currently.

Sun adopted Statement of Financial Accounting Standards No.
106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS NO. 106") effective January 1, 1992. Under
SFAS NO. 106, the expected cost of the benefits provided by exist-ing postretirement plans is actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits. Previously, postretirement benefits expense was recognized when the insurance premiums were due
(Notes 7 and 13).

FOREIGN CURRENCY TRANSLATION

Foreign exchange gains and losses as a result of translating a foreign entity's balance sheet from its functional currency into U.S. dollars are included as a separate component of stock-holders' equity. The functional currency for all foreign operations, except Canada, is the U.S. dollar. Gains or losses incurred on currency transactions in other than a country's functional currency are included in income.

COMMODITY AND FOREIGN CURRENCY CONTRACTS

Sun uses commodity and foreign currency futures, forward, swap and other similar contracts to hedge the impact on future transac-tions of fluctuations in oil and natural gas prices and foreign currency exchange rates. Gains and losses on these contracts are generally deferred and recognized as a component of the related transactions, except that gains and losses resulting from changes in the market value of foreign currency contracts for which no firm commitments have been identified are included in income currently. The cash flows from hedge contracts are included in operating activities in the consolidated statements of cash flows.

2. CHANGES IN BUSINESS

The following is a summary of Sun's significant changes in busi-ness during the three-year period ended December 31, 1994:

ACQUISITION OF GIRARD POINT REFINERY AND RELATED ASSETS

Sun concluded the purchase from Chevron U.S.A. Inc.
("Chevron") of its 177,000 barrel-per-day refinery ("Girard Point") and related inventory located in Philadelphia, PA on Au-gust 4, 1994 and its interest in the Woodbury and Harbor Pipe-lines, which connect the refinery to the New York Harbor, on October 26, 1994. As part of the acquisition, Sun assumed certain liabilities. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of these assets have been included in the consolidated statement of income since their respective acquisition dates. The purchase price of $164 million has been allocated to the assets acquired and liabilities assumed on the basis of their relative fair market values (Note 18).

The unaudited pro forma sales and other operating revenue (ex-cluding consumer excise taxes) of Sun for the years ended De-cember 31, 1994 and 1993, as if the acquisition of these assets had occurred on January 1, 1993, were $8,417 and $8,757 mil-lion, respectively. The unaudited pro forma net income and net income per share of common stock of Sun for the years ended December 31, 1994 and 1993 were $102 million ($.95 per share of common stock) and $315 million ($2.96 per share of common stock), respectively. The pro forma information does not purport to be indicative of the results that actually would have been ob-tained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

Actual sales and other operating revenue (excluding consumer excise taxes) and net income attributable to these assets from their respective acquisition dates through December 31, 1994 amounted to $644 and $11 million, respectively.

DIVESTMENTS

During 1994, Sun completed the disposition of its remaining interests in an exploration block in the U.K. North Sea and explo-ration and production properties in Colombia.

During 1993, Sun completed the disposition of certain oil and gas exploration and production properties located principally in the U.K. North Sea, Dubai and Canada which previously had been identified for divestment as part of the Company's 1992 restruc-turing plan. The properties divested in Dubai accounted for ap-proximately 42 percent of Sun's 1992 crude oil production out-side North America while those divested in Canada represented approximately 6 and 12 percent, respectively, of Sun's 1992 Ca-nadian crude oil and natural gas production. Results of operations from these properties were not significant.

Also in 1993, Sun completed the sale of its Midwestern refined products pipeline system operating in Oklahoma and Arkansas.

In March 1992 and May 1993, Sun sold 4 million and 6.8 million shares, respectively, of Suncor common stock in secondary offer-ings in Canada, Europe and by private placement in the United States. The sale during 1992 reduced Sun's ownership interest in Suncor from 75 percent to approximately 68 percent. Pretax cash proceeds from this offering, after underwriting and other fees and U.S. dollar exchange, totalled $59 million of which $29 million was received in 1992 and $30 million was received in 1993. The sale during 1993 further reduced Sun's ownership interest in Suncor to 55 percent. Pretax cash proceeds from this offering, after underwriting and other fees and U.S. dollar exchange, to-talled $139 million. These proceeds were received in 1993.

The following sets forth summary divestment information:

                                           Gains (Losses) on         After-Tax
                                                 Divestments    Gains (Losses)
(Millions of Dollars Except         ------------------------      Per Share of
Per Share Amounts)                  Pretax         After Tax      Common Stock
- ------------------------------------------------------------------------------
1994
North Sea exploration property        $ 15              $ 15             $ .14
Colombian exploration and
  producing properties                  20                13               .12
Other                                   16                11               .10
- ------------------------------------------------------------------------------
                                      $ 51              $ 39             $ .36
- ------------------------------------------------------------------------------
1993
North Sea and other exploration
  properties                          $ 88              $ 68             $ .64
Dubai producing properties              11                 7               .07
Canadian producing properties           10*                5               .05
Suncor common stock                     30                19               .18
Refined products pipeline system        17                10               .09
Other                                   18                12               .11
- ------------------------------------------------------------------------------
                                      $174              $121             $1.14
- ------------------------------------------------------------------------------
1992
Suncor common stock                   $(18)             $ (8)            $(.08)
Other                                   23                14               .14
- ------------------------------------------------------------------------------
                                      $  5              $  6             $ .06
- ------------------------------------------------------------------------------
*Net of minority interest share of gain on divestments.

WRITE-DOWNS OF ASSETS AND OTHER MATTERS

During 1994, Sun recorded a provision primarily attributable to a write-down to estimated net realizable value of its investment in coal operations held for sale and established accruals related to certain litigation and other matters.

During 1993, Sun recorded a provision associated with the re-structuring of its Canadian refining and marketing operations and established additional loss accruals related to the recoverability of its remaining leasing and secured lending portfolio.

During 1992, the Company's Board of Directors approved a new strategic direction for Sun. As part of this strategy, Sun announced that it was withdrawing from oil and gas exploration activities outside of North America and disposing of certain producing properties in Dubai and Argentina. In connection therewith, dur-ing 1992, Sun recorded a write-down to net realizable value of the assets affected by this change in strategy and established accruals for exploration commitments, employee terminations and office closings.

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

In 1992, Sun also recorded a provision associated with its deci-sion to downsize and reconfigure the Company's Tulsa, Okla-homa refining and marketing operations as well as miscellaneous asset write-downs and accruals related to other Sun domestic facilities and operations.

The following is a summary of the provisions for write-down of assets and other matters:

                                                              After-Tax Losses
(Millions of Dollars Except             Income Tax  After-Tax     Per Share of
Per Share Amounts)          Provisions    Benefits     Losses     Common Stock
- -------------------------------------------------------------------------------
1994
Coal operations held
  for sale                        $ 36        $ 16       $ 20            $ .19
Other                               18           6         12              .11
- -------------------------------------------------------------------------------
                                  $ 54        $ 22       $ 32            $ .30
- -------------------------------------------------------------------------------
1993
Canadian operations               $ 15*       $  8       $  7            $ .06
Leasing operations                   8           3          5              .05
- -------------------------------------------------------------------------------
                                  $ 23        $ 11       $ 12            $ .11
- -------------------------------------------------------------------------------
1992
Exploration and produc-
  tion operations
  outside North America           $335        $135       $200            $1.88
Canadian operations                247*         99        148             1.39
Tulsa refining and
  marketing operations              95          34         61              .58
Other                               68          21         47              .44
- -------------------------------------------------------------------------------
                                  $745        $289       $456            $4.29
- -------------------------------------------------------------------------------
*Net of minority interest share of provision for write-down of assets and other matters.

INVESTMENTS IN OPERATIONS HELD FOR SALE

In January 1993, Sun decided to sell the assets of the Company's coal and cokemaking operations comprised of Sun Coal Company and Elk River Resources, Inc. and its subsidiaries (collectively, "Sun Coal"). In connection with this decision, Sun sold its west-ern U.S. coal operations during 1993 and certain of its eastern U.S. coal operations during 1994. Sun continues to pursue the sale of its remaining eastern U.S. coal and cokemaking operations.

In October 1991, the Company's Board of Directors approved a plan to dispose of the Company's investment in Radnor Corpora-tion ("Radnor"), its wholly owned real estate development subsid-iary. In connection with this plan, the Company is actively pursu-ing a program of controlled disposition.

Prior to the fourth quarter of 1993, coal and real estate operations had been classified as discontinued operations in the consolidated financial statements. In accordance therewith, results of opera-tions of Sun's coal and real estate businesses subsequent to their measurement dates of December 31, 1992 and September 30,
1991, respectively, had been excluded from the consolidated statements of income. In November 1993, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin
No. 93 which requires discontinued operations that have not been divested within one year of their measurement dates to be ac-counted for prospectively as investments held for sale. As a result, pretax income (loss) from Sun's coal and real estate operations, which totalled $(4) and $3 million, respectively, during the year ended 1994 and $(2) and $1 million, respectively, during the fourth quarter of 1993, has been included as a single amount in income from continuing operations. On an after-tax basis, income from Sun's coal and real estate operations totalled $15 and $2 million, respectively, during the year ended 1994 and $2 and $1 million, respectively, during the fourth quarter of 1993.

Prior to its measurement date, during 1992, revenues from coal operations totalled $356 million and income from coal operations totalled $19 million (after related income tax benefit of $18 million).

The net assets and liabilities relating to the coal and real estate operations held for sale have been segregated on the consolidated balance sheets to separately identify them as investments in operations held for sale. Such amounts are detailed as follows:

                                                           December 31
                                                       -------------------
(Millions of Dollars)                                   1994          1993
- --------------------------------------------------------------------------
COAL OPERATIONS
Accounts receivable                                    $  18         $  18
Inventories                                               12            27
Properties, plants and equipment                         142           175
Other assets                                              13            32
Accounts payable and accrued liabilities                 (45)          (40)
Retirement benefit liabilities                           (41)          (44)
Other liabilities                                        (48)          (55)
- --------------------------------------------------------------------------
Investment in coal operations held for sale            $  51         $ 113
- --------------------------------------------------------------------------
REAL ESTATE OPERATIONS
Inventories                                            $ 144         $ 158
Properties, plants and equipment                         198           374
Other assets                                              21            49
Nonrecourse financing                                     --           (90)
Recourse debt                                           (204)         (324)
Other liabilities                                        (36)          (33)
- --------------------------------------------------------------------------
Investment in real estate operations held for sale     $ 123         $ 134
- --------------------------------------------------------------------------

As part of a restructuring of Radnor's recourse debt obligations during 1992, the Company, through its wholly owned subsidiary, The Claymont Investment Company, has provided Radnor with a
$100 million credit facility. As of December 31, 1994, there was $8 million borrowed against this facility. Amounts borrowed by Radnor under this facility are not collateralized by any of its assets.

Radnor's recourse debt obligations require that its stockholder's equity, which totalled $108 million at December 31, 1994, equal at least $100 million. In the event that Radnor's stockholder's equity declines below this amount, the Company would have the option to make a capital contribution to Radnor to avoid default by Radnor on these obligations or to advance the remaining amount available under the $100 million credit facility.

3. GAIN ON LITIGATION SETTLEMENT

During 1992, Sun received a $130 million net cash payment which settled all disputes with the government of Iran and the National Iranian Oil Company relating to the expropriation of Sun's oil production interests in Iran following the Iranian Revo-lution. In connection with this settlement, Sun recognized a $178 million gain which increased 1992 results of operations by $117 million after tax or $1.10 per share of common stock. The effect of the settlement on Sun's financial position is set forth in Note 18.

4. OTHER INCOME

(Millions of Dollars)                            1994        1993        1992
- -----------------------------------------------------------------------------
Equity in earnings of affiliated companies        $13         $11         $ 9
Foreign exchange gains (losses)                    (3)          3          16
Oil sands litigation settlement                    --          17          --
Other                                              14          15           7
- -----------------------------------------------------------------------------
                                                  $24         $46         $32
- -----------------------------------------------------------------------------

In 1993, Suncor settled all claims arising from a 1987 fire at its oil sands facility in Fort McMurray, Alberta.

5. TAXES, OTHER THAN INCOME TAXES

(Millions of Dollars)                            1994        1993        1992
- -----------------------------------------------------------------------------
Consumer excise                                $2,116      $1,883      $1,819
Production                                         27          25          38
Payroll, property and other                       110         116         120
- -----------------------------------------------------------------------------
                                               $2,253      $2,024      $1,977
- -----------------------------------------------------------------------------

6. INCOME TAXES

Components of income (loss) from continuing operations before provision (credit) for income taxes and cumulative effect of change in accounting principle are as follows:

(Millions of Dollars)                            1994        1993        1992
- -----------------------------------------------------------------------------
U.S.                                             $(79)       $138       $(174)
Foreign                                           199         288        (258)
- -----------------------------------------------------------------------------
                                                 $120        $426       $(432)
- -----------------------------------------------------------------------------

Effective January 1, 1993, deferred income taxes have been pro-vided utilizing the liability method. Previously, deferred income taxes were provided utilizing the deferred method (Note 7).

Components of provision (credit) for income taxes from continu-ing operations before cumulative effect of change in accounting principle are as follows:

(Millions of Dollars)                                     1994        1993        1992
- --------------------------------------------------------------------------------------
Income taxes currently payable:
  U.S. federal                                            $ 17        $ 29       $  36
  Foreign and other                                         66          55         114
- --------------------------------------------------------------------------------------
                                                            83          84         150
- --------------------------------------------------------------------------------------
Deferred taxes:
  U.S. federal                                             (86)         11        (124)
  Foreign and other                                         26          48        (141)
- --------------------------------------------------------------------------------------
                                                           (60)         59        (265)
- --------------------------------------------------------------------------------------
                                                          $ 23        $143*      $(115)
- --------------------------------------------------------------------------------------
*Includes a $17 million benefit resulting from the realization of a deferred tax asset for which a valuation allowance previously had been provided.

During 1992, Sun established a $27 million U.S. income tax provision for Suncor's undistributed earnings. At Decem-ber 31, 1994 and 1993, U.S. income taxes have been provided on all undistributed earnings of foreign subsidiaries.

Reconciliation of income taxes at the U.S. statutory rate to the provision (credit) for income taxes from continuing operations before cumulative effect of change in accounting principle is as follows:

(Millions of Dollars)                            1994        1993        1992
- -----------------------------------------------------------------------------
Income taxes at U.S. statutory rate              $ 42        $149       $(147)
Increase (reduction) in taxes resulting from:
  Tax expense of foreign operations
    in excess of statutory rate                    13           4          37
  Benefit of nonconventional
    fuels credit                                  (18)         (4)         --
  Benefit of Puerto Rico tax exemption
    (expires in 2007)                              (6)         (6)         (5)
  Impact of change in U.S. statutory rates
    on deferred income taxes                       (2)          3          --
  Other                                            (6)         (3)         --
- -----------------------------------------------------------------------------
                                                 $ 23        $143       $(115)
- -----------------------------------------------------------------------------

The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

                                                               December 31
                                                           -------------------
(Millions of Dollars)                                       1994          1993
- ------------------------------------------------------------------------------
Deferred tax debits:
  Retirement benefit liabilities                           $ 166         $ 162
  Other liabilities not yet deductible                       272           252
  Alternative minimum tax credit carryforward                 90            53
  Investments in operations held for sale                    113           100
  Other                                                       96            70
  Valuation allowance                                       (106)          (94)
- ------------------------------------------------------------------------------
                                                             631           543
- ------------------------------------------------------------------------------
Deferred tax credits:
  Properties, plants and equipment                          (711)         (655)
  Investments in foreign subsidiaries                        (27)          (24)
  Investment in leases                                       (12)          (45)
  Other                                                      (59)          (65)
- ------------------------------------------------------------------------------
                                                            (809)         (789)
- ------------------------------------------------------------------------------
Net deferred income tax liability                          $(178)        $(246)
- ------------------------------------------------------------------------------

The following table sets forth the net deferred income tax liabilities in the consolidated balance sheets at:

                                                              December 31
                                                         --------------------
(Millions of Dollars)                                     1994           1993
- -----------------------------------------------------------------------------
Current assets                                           $ 123          $ 123
Noncurrent liabilities                                    (301)          (369)
- -----------------------------------------------------------------------------
                                                         $(178)         $(246)
- -----------------------------------------------------------------------------

7. CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 1994, Sun adopted the provisions of Statement of Financial Accounting Standards No. 112
"Employers' Accounting for Postemployment Benefits"
("SFAS NO. 112"). It required companies to recognize the obli-gation to provide benefits to their former or inactive employees after employment but before retirement. The cumulative effect of this accounting change for years prior to 1994 decreased net income for 1994 by $7 million (after related income tax bene-fit of $4 million), or $.07 per share of common stock. Exclud-ing the cumulative effect, this change did not have a significant impact on Sun's net income during 1994.

Effective January 1, 1993, Sun adopted the provisions of SFAS NO. 109 which changed the method of computing deferred income taxes from a deferred to a liability approach. Under the liability method, deferred income taxes are determined based on tempo-rary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse, and on available tax credits and carryforwards. The cumulative effect of this accounting change for years prior to 1993 increased net income for 1993 by $5 million, or $.05 per share of common stock. Excluding the cumulative effect, this change increased net income for 1993 by $45 million or $.42 per share of common stock, primarily due to lower U.S. income tax expense on foreign earnings including a $22 million reduction in deferred income tax expense attributable to the 1993 sale of certain exploration properties in the U.K. North Sea (Note 2). Since the deferred income tax assets and liabilities will have to be adjusted for any enacted change in tax rate, Sun's net income may be subject to increased volatility.

Effective January 1, 1992, Sun adopted the provisions of SFAS NO. 106 which resulted in a change in the method of accounting for postretirement health care and life insurance benefits. Under SFAS NO. 106, the expected cost of these benefits is actuarially deter-mined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits. Previously, postretirement benefits expense was recognized when the insur-ance premiums which provided the benefits were due. The accu-mulated postretirement benefit obligation existing at January 1, 1992 was recognized as a cumulative effect of change in account-ing principle, resulting in a charge of $261 million (after related income tax benefit of $140 million), or $2.46 per share of com-mon stock. The cumulative effect included a $26 million charge (after related income tax benefit of $15 million) attributable to Sun's coal operations held for sale. Excluding the cumulative effect, during 1992, the incremental expense attributable to adop-tion of SFAS NO. 106 decreased results from continuing operations by $9 million after tax or $.08 per share of common stock and reduced results from discontinued coal operations by $3 million after tax or $.03 per share of common stock (Note 13).

8. INVENTORIES

                                                                December 31
                                                              ----------------
(Millions of Dollars)                                         1994        1993
- ------------------------------------------------------------------------------
Crude oil                                                     $193        $140
Refined products                                               335         244
Materials, supplies and other                                   85          80
- ------------------------------------------------------------------------------
                                                              $613        $464
- ------------------------------------------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $459 and $390 million at December 31, 1994 and 1993, respectively.

9. LONG-TERM RECEIVABLES AND INVESTMENTS

                                                                December 31
                                                              ----------------
(Millions of Dollars)                                         1994        1993
- ------------------------------------------------------------------------------
Investment in:
  Direct financing and sales-type leases                      $ 34        $ 69
  Leveraged leases                                              --          21
- ------------------------------------------------------------------------------
                                                                34          90
Accounts and notes receivable                                   22          47
Investments in affiliated companies                             78          72
Other investments, at cost                                       9           8
- ------------------------------------------------------------------------------
                                                              $143        $217
- ------------------------------------------------------------------------------

Dividends received from affiliated companies amounted to $10, $9 and $7 million in 1994, 1993, and 1992, respectively.
Earnings employed in the business at December 31, 1994 include $20 million of undistributed earnings of affiliated companies.

10. PROPERTIES, PLANTS AND EQUIPMENT

                                                     Accumulated
                                       Gross       Depreciation,
(Millions of Dollars)             Investment       Depletion and           Net
December 31                          at Cost        Amortization    Investment
- ------------------------------------------------------------------------------
1994
Refining and marketing*               $5,872              $2,587        $3,285
Exploration and production             1,572               1,016           556
Oil sands mining                         983                 477           506
Corporate                                  3                   2             1
- ------------------------------------------------------------------------------
                                      $8,430              $4,082        $4,348
- ------------------------------------------------------------------------------
1993
Refining and marketing*               $5,265              $2,403        $2,862
Exploration and production             1,478               1,019           459
Oil sands mining                       1,000                 494           506
Corporate                                 10                   6             4
- ------------------------------------------------------------------------------
                                      $7,753              $3,922        $3,831
- ------------------------------------------------------------------------------
*Includes amounts leased to third parties totalling $631 and $527 million at
 December 31, 1994 and 1993, respectively.  Related accumulated depreciation totalled $246 and $209 million at December 31, 1994 and 1993, respectively.

Annual future minimum rentals due Sun, as lessor, on non-cancelable operating leases at December 31, 1994 are as follows
(in millions of dollars):

- ------------------------------------------------------------------------------
Year ending December 31:
  1995                                                                    $ 54
  1996                                                                      37
  1997                                                                      21
  1998                                                                       8
  1999                                                                       3
  Later years                                                                2
- ------------------------------------------------------------------------------
                                                                          $125
- ------------------------------------------------------------------------------

11. SHORT-TERM BORROWINGS AND LINES OF CREDIT

                                                                December 31
                                                              ----------------
(Millions of Dollars)                                         1994        1993
- ------------------------------------------------------------------------------
Commercial paper                                              $216        $ 50
Non-committed money market facilities                            5          60
- ------------------------------------------------------------------------------
                                                              $221        $110
- ------------------------------------------------------------------------------

The Company had $700 million of credit facilities as of Decem-ber 31, 1994. These facilities consisted of revolving credit agree-ments from commercial banks totalling $500 million which pro-vide for revolving credit through August 1996 and confirmed lines of credit totalling $200 million. In January 1995, a $50 million confirmed line of credit expired and was not renewed by the Company. The revolving credit facilities support Sun's com-mercial paper borrowings. All of the above facilities are subject to commitment fees, the amounts of which are not material. The
Company also has access to short-term financing under non-committed money market facilities.

At December 31, 1994, Suncor also had a revolving term credit facility available for its own use aggregating approximately $285 million. Committed revolving credit will be available through October 1998. The facility provides for commitment fees, the amounts of which are not material. At December 31, 1994, there were no borrowings against this facility.

12. LONG-TERM DEBT

                                                               December 31
                                                            ------------------
(Millions of Dollars)                                         1994        1993
- ------------------------------------------------------------------------------
SUN COMPANY, INC.

9-3/8% debentures due 2016                                  $  200        $200
9% debentures due 2024                                         100          --
8-1/8% notes due 1999                                          150          --
7.95% notes due 2001                                           150         150
7-1/8% notes due 2004                                          100          --
Medium-term notes, at 7.03% to 7.10%,
  due 1997                                                      50          50
6-3/4% convertible debentures due 2012
  (Note 16)                                                     10          10
- ------------------------------------------------------------------------------
                                                               760         410
- ------------------------------------------------------------------------------
CANADA (SUNCOR)

12% debentures due 2003                                         49          57
7.40% debentures due 2004                                       90          --
Revolving term credit loans (Note 11)                           --          91
- ------------------------------------------------------------------------------
                                                               139         148
- ------------------------------------------------------------------------------
OTHER SUBSIDIARIES OF SUN COMPANY, INC.

7.60% environmental industrial revenue
  bonds due 2024                                               100          --
Leasing subsidiary notes:
  8-5/8% due 1997                                               21          29
  9.73% due 1998                                                43          53
  9.55% due 1995                                                75          75
Other                                                           37          41
- ------------------------------------------------------------------------------
                                                               276         198
- ------------------------------------------------------------------------------
                                                             1,175         756
Less: unamortized discount                                       3           4
      current portion                                           99          26
- ------------------------------------------------------------------------------
                                                            $1,073        $726
- ------------------------------------------------------------------------------

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 1995 through 1999 is as follows
(in millions of dollars):

- ------------------------------------------------------------------------------
    1995               $99                       1998               $ 25
    1996               $25                       1999               $154
    1997               $75
- ------------------------------------------------------------------------------

13. RETIREMENT BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

Sun has noncontributory defined benefit pension plans which provide retirement benefits for most of its employees. Plan ben-efits are generally based on years of service, age at retirement and employees' compensation. For Sun's principal defined benefit pension plans, the benefit for employees hired prior to January 1, 1987 is determined based on either final or total career average compensation, whichever produces the greater benefit. For em-ployees hired on or after January 1, 1987, the benefit is determined based on total career average compensation. It is Sun's policy to fund defined benefit pension contributions, at a minimum, in accordance with the requirements of the Internal Revenue Code.

The cost of Sun's defined benefit pension plans included in results of operations was $20, $17 and $9 million for 1994, 1993 and 1992, respectively, which consisted of the following components
(in millions of dollars):

                                                         1994        1993        1992
- -------------------------------------------------------------------------------------
Service cost (cost of benefits
  earned during the year)                               $  33       $  30       $  30
Interest cost on projected
  benefit obligation                                      102         103         103
Actual return on plan assets*                              (8)       (182)        (47)
Net amortization and deferral*                           (107)         66         (77)
- -------------------------------------------------------------------------------------
                                                        $  20       $  17       $   9
- -------------------------------------------------------------------------------------
*Estimated returns on assets are used in determining net periodic pension cost.
 Differences between estimated and actual returns are included in net amortiza-
 tion and deferral.  Also included in net amortization and deferral are amortization of the unrecognized net asset or obligation at January 1, 1986 and amortization of the unrecognized prior service cost and net gain or loss.

The following table sets forth the funded status of the plans and amounts recognized in the balance sheets at:

                                                                          DECEMBER 31, 1994               December 31, 1993
                                                                  ------------------------------  ------------------------------
                                                                  Plans in Which  Plans in Which  Plans in Which  Plans in Which
                                                                   Assets Exceed     Accumulated   Assets Exceed     Accumulated
                                                                     Accumulated        Benefits     Accumulated        Benefits
(Millions of Dollars)                                                   Benefits   Exceed Assets        Benefits   Exceed Assets
- --------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested                                                                  $  875            $204          $  978            $226
  Nonvested                                                                   32              10              33              13
- --------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                               907             214           1,011             239
Effect of projected future salary increases                                  117              15             140              33
- --------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                               1,024             229           1,151             272
Less plan assets at fair value*                                            1,095              88           1,177              95
- --------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of (less than) plan assets            (71)            141             (26)            177
Unrecognized net asset (obligation) at January 1, 1986                       102             (21)            120             (24)
Unrecognized prior service cost                                              (27)             --             (21)             (4)
Unrecognized net loss                                                         (8)            (19)            (81)            (51)
Additional minimum liability**                                                --              38              --              55
- --------------------------------------------------------------------------------------------------------------------------------
Pension liability (asset)***                                              $   (4)           $139          $   (8)           $153
- --------------------------------------------------------------------------------------------------------------------------------
  *Plan assets consist principally of commingled trust funds, marketable equity securities, corporate and government debt securities and real estate.  Less than 1 percent of plan assets was invested in Company common stock at both December 31, 1994 and 1993.
 **An equivalent intangible asset is included in deferred charges and other assets in the consolidated balance sheets.
***Pension liability (asset) is included in retirement benefit liabilities in the consolidated balance sheets.

As of December 31, 1994 and 1993, the projected benefit obliga-tions were determined using weighted average assumed discount rates of 8.5 and 7.25 percent, respectively, and a rate of compen-sation increase of 5.0 percent. The weighted average expected long-term rate of return on plan assets was 9.25 percent in 1994 and 9.5 percent in 1993. All of these rates are subject to change in the future as economic conditions change.

DEFINED CONTRIBUTION PENSION PLANS

Sun has defined contribution plans which provide retirement benefits for most of its employees. Sun's contributions, which are principally based on a percentage of employees' annual compensation and are charged against income as incurred, amounted to $16, $9 and $15 million in 1994, 1993 and 1992, respectively.

Sun's principal defined contribution plan is the Sun Company, Inc. Capital Accumulation Plan ("SunCAP"). Sun matches 100 percent of employee contributions to the plan up to 5 percent of an employee's base compensation. Effective January 1, 1993, the matching contribution was reduced to 50 percent for a period of one year. Sun's contributions to SunCAP are in-vested initially in the common stock of the Company. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company's Board of Directors, to borrow in order to purchase a significant number of shares of Company common stock. As of December 31, 1994, no such borrowing had been approved.

POSTRETIREMENT HEALTH CARE AND
LIFE INSURANCE BENEFITS

Sun has plans which provide health care and life insurance ben-efits for substantially all retirees. Aggregate charges against in-come for such benefits amounted to $18, $22 and $37 million in 1994, 1993 and 1992, respectively. Effective in the second quarter of 1993, changes were made to Sun's principal postretirement medical benefit plan which cap Sun's future contribution at twice the amount at that time for each retiree coverage category. These changes reduced postretirement benefits expense for 1993 by $14 million and the accumulated postretirement benefit obligation ("APBO") by $82 million. Postretirement benefits expense for 1994, 1993 and 1992 consisted of the following components (in millions of dollars):

                                                    1994        1993        1992
- --------------------------------------------------------------------------------
Service cost (cost of benefits
  earned during the year)                            $ 4         $ 5         $ 8
Interest cost on APBO                                 22          23          29
Net amortization*                                     (8)         (6)         --
- --------------------------------------------------------------------------------
                                                     $18         $22         $37
- --------------------------------------------------------------------------------
*Consists of amortization of the unrecognized prior service benefit and net gain or loss.

The following table sets forth the funded status of the plans and amounts recognized in the balance sheets at:

                                                             December 31
                                                        ----------------------
(Millions of Dollars)                                   1994              1993
- ------------------------------------------------------------------------------
APBO:
  Retirees                                              $185              $206
  Fully eligible active participants                      15                17
  Other active participants                               55                69
- ------------------------------------------------------------------------------
                                                         255               292
Unrecognized prior service benefit                        76                77
Unrecognized net gain                                     49                 9
- ------------------------------------------------------------------------------
Accrued postretirement benefit obligation*              $380              $378
- ------------------------------------------------------------------------------
*Accrued postretirement benefit obligation is included in retirement benefit liabilities in the consolidated balance sheets.

As of December 31, 1994 and 1993, the APBO was determined using weighted average assumed discount rates of 8.5 and 7.25 percent, respectively. The initial health care cost trend rate as-sumptions used at December 31, 1994 and 1993 were 9.3 and 11 percent, respectively, which are assumed to decline gradually to
5.5 and 6 percent, respectively, for the years 2004 and thereafter. All of these rates are subject to change in the future as economic conditions change. An increase in the assumed health care cost trend rate by one percentage point in each year would have in-creased the APBO by $11 million at December 31, 1994 and would have increased the service and interest components of postretirement benefits expense in the aggregate by $1, $3 and $4 million for the years ended December 31, 1994, 1993 and 1992, respectively.

14. COMMITMENTS AND CONTINGENT LIABILITIES

Sun, as lessee, has noncancellable operating leases for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1994, 1993 and 1992 amounted to $104, $88 and $98 million, respectively. Approxi-mately 13 percent of total rental expense was recovered through related rental income from subleases during 1994. Under con-tracts existing as of December 31, 1994, future minimum annual rentals applicable to noncancellable operating leases are as fol-lows (in millions of dollars):

- ---------------------------------------------------------
Year ending December 31:
  1995                                               $ 72
  1996                                                 63
  1997                                                 60
  1998                                                 58
  1999                                                 42
  Later years                                         223
- ---------------------------------------------------------
                                                     $518
- ---------------------------------------------------------

In 1992, a wholly owned subsidiary of the Company became a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture formed for the purpose of constructing, owning and oper-ating a $225 million methyl tertiary butyl ether ("MTBE") produc-tion facility in Mont Belvieu, Texas. As of December 31, 1994,
BEF had borrowed $176 million, the total amount available under a construction loan facility, of which the Company guarantees one-third or $59 million. The plant has a designed capacity of 12,600 barrels daily of MTBE. The construction of the facility is essentially completed. Production commenced in the second half of 1994 and the plant is currently in a sustained start-up test phase. Production in 1994 during the start-up test phase averaged 7,800 barrels daily. The construction loan will be converted into a five-year, nonrecourse term loan with a first priority lien on all project assets if the plant is able to produce at its designed capac-ity for a continuous 45-day period prior to May 31, 1995. If this or certain other conditions are not met, Sun may be required to pay its $59 million share of the construction loan for this project.

In order to obtain a secure supply of oxygenates for the manufac-ture of reformulated fuels, Sun has entered into a 10-year off-take agreement with BEF. Pursuant to this agreement, Sun will pur-chase all of the MTBE production from the plant. The minimum per unit price to be paid for the first 12,600 barrels daily of MTBE production while the nonrecourse term loan is outstanding will be equal to BEF's annual raw material and operating costs and debt service payments divided by the plant's annual designed capacity. Notwithstanding this minimum price, Sun has agreed to pay BEF a price during the first three years of the off-take agreement which approximates prices included in current MTBE long-term sales agreements in the marketplace. This price is expected to exceed the minimum price required by the loan agreement. Sun will negotiate a new pricing arrangement with BEF for the remaining seven years the off-take agreement is in effect which will be based upon the market conditions existing at such time.

Sun is also contingently liable under various other arrangements which guarantee debt of associated companies and others aggre-gating approximately $31 million at December 31, 1994 and maturing at various dates through 2014.

Sun is subject to federal, state, local and foreign laws regulating the discharge of materials into, or otherwise relating to the protec-tion of, the environment. These laws result in loss contingencies for remediation at Sun's refineries, service stations, terminals, pipelines and truck transportation facilities as well as third-party or formerly owned sites at which contaminants generated by Sun may be located. The accrued liability for environmental remediation, which totalled $246 and $259 million at December
31, 1994 and 1993, respectively, was classified in the consolidated balance sheets as follows:

                                                         December 31
                                                     -------------------
(Millions of Dollars)                                1994           1993
- ------------------------------------------------------------------------
Accrued liabilities                                  $ 55           $ 55
Other deferred credits and liabilities                191            204
- ------------------------------------------------------------------------
                                                     $246           $259
- ------------------------------------------------------------------------

The accrued liability for dismantlement, restoration, reclamation and abandonment at Sun's oil sands mining and oil and gas explo-ration and production operations totalled $126 and $119 million at December 31, 1994 and 1993, respectively. This accrual is included primarily in other deferred credits and liabilities in the consolidated balance sheets. Of the $126 million accrued liability at December 31, 1994, $78 million relates to Sun's oil sands mining operations and $48 million is attributable to oil and gas exploration and production operations. Sun estimates that the total cost for reclamation at these operations will be approximately
$120 and $157 million, respectively. Pretax charges against in-come for environmental remediation and reclamation totalled $24, $45 and $62 million in 1994, 1993 and 1992, respectively. Claims for recovery of environmental liabilities that are probable of realiza-tion totalled $11 million at December 31, 1994 and are included in deferred charges and other assets in the consolidated balance sheets.

Total future cost for environmental remediation activities will depend upon, among other things, the identification of additional sites, the determination of the extent of contamination of each site, the timing and nature of required remedial actions, the tech-nology available and needed to meet the various existing require-ments, the nature and extent of future environmental laws, infla-tion rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation levels and finan-cial viability of other parties.

Sun is currently involved in a legal action initiated by a private party to determine responsibility for remediation at a formerly owned refinery in Oklahoma. Management believes that Sun is fully indemnified for this potential liability.

Many other legal and administrative proceedings are pending against Sun. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; how-ever, it is reasonably possible that some of them could be resolved unfavorably to Sun. Management believes that any expenditures attributable to these matters will be incurred over an extended period of time and be funded from Sun's net cash flow from oper-ating activities. Although the ultimate impact of these matters could have a significant impact on results of operations for any one quarter or year, management of Sun believes that any liabili-ties which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sun at December 31, 1994.

15. MANAGEMENT INCENTIVE PLANS

Sun's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Executive Long-Term Stock Invest-ment Plan ("ELSIP"). The EIP provides for the payment of annual incentive awards in cash and/or Company common stock and the ELSIP provides for the award of stock options and related rights to officers and other key employees of Sun. On May 2, 1991, share-holders of the Company approved the adoption of the ELSIP as a successor to the Long-Term Incentive Plan ("LTIP"). The first awards under the ELSIP were made in January 1992. No awards will be made under ELSIP after December 31, 1996. All outstand-ing awards granted under LTIP and LTIP's predecessor plan, the Executive Long-Term Incentive Plan ("ELTIP"), will remain in effect in accordance with their terms. These plans are adminis-tered by a committee of five nonemployee members of the Board of Directors ("Compensation Committee").

Outstanding awards under LTIP and ELTIP consist of stock options, alternate appreciation rights and limited rights. Awards under ELSIP may also include incentive stock options, equity options and restricted stock units.

Stock options, incentive stock options and equity options (collec-tively, "options") permit optionees to purchase Company common stock at the fair market value on the date of grant. If authorized under ELSIP, equity options are granted when payment for an option exercise is made using Company common stock held by the optionee for at least one year. Alternate appreciation rights permit the optionee to receive in cash or common stock the appre-ciation of Company common stock from the date of grant. Lim-ited rights are similar to alternate appreciation rights except that they are payable in cash only and exercisable only in the event of a change in control of the Company. Restricted stock units are awards which entitle the holder to receive cash or Company com-mon stock upon completion of a restriction period during which the recipient must remain continuously employed by Sun or upon attainment of predetermined performance targets established by the Compensation Committee.

Options, alternate appreciation rights and limited rights are issued in various tandem combinations so that the exercise of any one of them will reduce the others, on a one-for-one basis.

Under ELSIP, certain shares of common stock issued upon the exercise of options and alternate appreciation rights will be sub-ject to restrictions which prohibit the sale, exchange, transfer, pledge, gift or other disposition until the earlier of the holder's termination of employment or the end of the related option term. The number of such restricted shares will be determined on the date of exercise. If restricted shares are used as payment for the exercise of options, all shares issued upon the exercise will be restricted. Otherwise, the number of restricted shares will ap-proximate the number of shares with a fair market value equal to the difference between the market value and the amount paid for all shares issued upon exercise.

Aggregate charges against income for Sun's principal manage-ment incentive plans for the years 1994 and 1993 were $2 and $7 million, respectively. There were no charges against income in 1992 due to the absence of cash incentive awards under EIP for the 1992 plan year.

16. STOCKHOLDERS' EQUITY

Each share of Company common stock is entitled to one full vote. The $10 million of outstanding 6-3/4 percent debentures are con-vertible into shares of common stock of the Company at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 1994, there were 246,166 shares of common stock reserved for this potential conversion (Note 12).

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of a class of preference stock without par value, subject to approval of issuance by its Board of Direc-tors ("Board"). The Board also has authority to fix the number, designation, rights, preferences and limitations of the shares of each series, subject to applicable laws and the provisions of the Articles of Incorporation. As of December 31, 1994, none of this class of preference stock had been issued.

In December 1992, the Board approved the adoption of the Em-ployee Option Plan ("EOP") which provides for the award of stock options to all employees (other than executives) of the Company and certain subsidiaries. The awards, which have a ten-year term and are exercisable two years from the date of grant, permit optionees to purchase Company common stock at the fair market value on the date of grant. Two million shares of Company com-mon stock are authorized for issuance under the EOP. In 1994 and 1993, stock option awards totalling 241,895 and 1,721,385, re-spectively, were made to eligible employees.

The following table summarizes information with respect to common stock option awards under EOP and Sun's manage-ment incentive plans (Note 15):

                                                     Shares           Option Price
                                               Under Option              Per Share
- ----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1991                    2,052,820          $24.02-$41.13
Granted                                             597,510          $25.38-$30.50
Exercised                                          (102,433)*        $24.02-$28.50
Cancelled                                          (234,486)
- ----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1992                    2,313,411          $25.38-$41.13
Granted                                           2,835,415          $28.00-$31.38
Exercised                                           (94,474)*        $27.88-$31.50
Cancelled                                          (109,217)
- ----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1993                    4,945,135          $25.38-$41.13
Granted                                             868,105          $28.00-$30.19
Exercised                                          (219,318)*        $27.88-$31.50
Cancelled                                          (334,055)
- ----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1994                    5,259,867
- ----------------------------------------------------------------------------------
EXERCISABLE, DECEMBER 31
- ----------------------------------------------------------------------------------
1992                                              1,880,433          $27.88-$41.13
1993                                              2,552,166          $25.38-$41.13
1994                                              2,687,316          $25.38-$41.13
- ----------------------------------------------------------------------------------
AVAILABLE FOR GRANT, DECEMBER 31
- ----------------------------------------------------------------------------------
1992                                              7,217,890**
1993                                              4,439,545**
1994                                              3,618,940**
- ----------------------------------------------------------------------------------
 *Includes 23,023, 41,050 and 26,178 options cancelled during 1994, 1993 and 1992, respectively, due to the exercise of related alternate appreciation rights which resulted in the issuance of 1,939, 482 and 2,646 shares in 1994, 1993 and 1992, respectively.  In addition, 10,480, 13,900 and 3,990 shares were issued for matured restricted stock units during 1994, 1993 and 1992, respectively.
**Consists of shares available for grant under EOP and ELSIP totalling 125,020 and
  3,493,920 shares, respectively, at December 31, 1994, 336,325 and 4,103,220 shares, respectively, at December 31, 1993 and 2,000,000 and 5,217,890 shares, respectively, at December 31, 1992.

17. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been deter-mined based on the Company's assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange. Most of Sun's current assets (excluding inventories and deferred income taxes) and current liabilities are financial instruments. The carry-ing amounts of these financial instruments approximate their estimated fair value. The following table summarizes estimated fair value information for Sun's other financial instruments in-cluded in the consolidated balance sheets at:

                                           DECEMBER 31, 1994       December 31, 1993
                                         -------------------     -------------------
                                                   Estimated               Estimated
                                         Carrying       Fair     Carrying       Fair
(Millions of Dollars)                      Amount      Value       Amount      Value
- ------------------------------------------------------------------------------------
Long-term accounts and
  notes receivable                         $   22     $   22         $ 47       $ 47
Other assets*                              $   19     $   19         $ 18       $ 18
Long-term debt                             $1,073     $1,051         $726       $809
- ------------------------------------------------------------------------------------
*Included primarily in deferred charges and other assets in the consolidated balance sheets.

Long-term accounts and notes receivable have been valued by discounting the projected cash flows at December 31, 1994 and 1993, using the then current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities. Other assets consist primarily of special purpose funds which have been valued using discounted cash flows. Long-term debt which is publicly traded was valued based on quoted market prices. The fair value of other debt issues was estimated by man-agement based upon current interest rates available to Sun at the respective balance sheet dates for similar issues.

The Company guarantees one-third of the borrowings of its affili-ate, BEF and the debt of associated companies and others (Note
14). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Swap contracts are used at Suncor to reduce fluctuations in sales and other operating revenue by locking in fixed exchange rates and prices on a portion of its oil and natural gas sales. These contracts result in cash receipts (payments) by Suncor for the difference between the contract and market rates for the appli-cable dollars and volumes hedged during the contract term. Such cash receipts (payments) offset corresponding decreases (in-creases) in Suncor's sales revenues. Outstanding contracts with respect to these financial instruments were as follows at:

                                                       DECEMBER 31, 1994                        December 31, 1993
                                           ---------------------------------------   ----------------------------------------
                                               Contract Amount                           Contract Amount
                                           ---------------------                     ----------------------
(Dollars in Millions Except                              Average  Revenue    Hedge                  Average  Revenue    Hedge
Average Price Amounts)                     Quantity        Price   Hedged   Period   Quantity         Price   Hedged   Period
- -----------------------------------------------------------------------------------------------------------------------------
Crude oil swaps*                               35.0      $C25.53    $C326**   1995       12.5       $C26.00    $C119     1994
                                                3.0      $C26.63    $C 29     1996
                                                2.0      $C28.13    $C 21     1997
Foreign currency swaps                       $US 60      $C 1.37    $C 82     1995     $US100       $C 1.32    $C132     1994
                                             $US240***   $C 1.38    $C331     1996     $US 25       $C 1.35    $C 34     1995
                                             $US155***   $C 1.40    $C216     1997     $US 25       $C 1.35    $C 34     1996
- -----------------------------------------------------------------------------------------------------------------------------
  *Quantities are reflected in thousands of barrels daily; average prices are reflected in Canadian dollars per barrel.
 **Includes the effects of U.S. dollar-denominated crude oil swaps which have been converted to $C199 million revenue using
   $US145 million foreign currency swaps at an average price of $C1.37.
***Includes $US125 and $US35 million of contracts in 1996 and 1997, respectively, for which no firm commitments have been identified.

Sun does not anticipate nonperformance by the counterparties to these contracts as they are major international financial institutions. The estimated fair value of the contracts are the amounts based on brokers' quotes that Suncor would receive
(pay) to terminate the contracts. Such amounts, which also approximate the unrecognized gain (loss) on the contracts, were as follows at:

                                                         December 31
                                                     -------------------
(Millions of Dollars)                                1994           1993
- ------------------------------------------------------------------------
Crude oil swaps                                       $ 8            $17
Foreign currency swaps                                $(9)           $--
- ------------------------------------------------------------------------

18. SUPPLEMENTAL CASH FLOW INFORMATION

During 1994, Sun acquired from Chevron the Girard Point refinery located in Philadelphia, related inventory and certain pipeline interests (Note 2) and in 1992, Sun settled its dispute with the Iranian government concerning the expropriation of Sun's oil production interests in Iran (Note 3). The following is a summary of the effects of these transactions on Sun's con-solidated financial position (in millions of dollars):

                                              Acquisition of
                                       Girard Point Refinery           Iranian
                                          and Related Assets        Settlement
- ------------------------------------------------------------------------------
(Increase) decrease in:
  Inventories                                          $(108)             $ --
  Properties, plants and equipment                      (149)               --
Increase (decrease) in:
  Accounts payable and accrued liabilities                10               (48)
  Taxes payable                                           --                33
  Retirement benefit liabilities                          22                --
  Deferred income taxes                                   --                28
  Other deferred credits and liabilities                  61                --
  Earnings employed in the business                       --               117
- ------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                          $(164)             $130
- ------------------------------------------------------------------------------

Cash payments for income taxes were $58, $116 and $94 million in 1994, 1993 and 1992, respectively. Cash payments for inter-est, net of amounts capitalized, were $74, $73 and $91 million in 1994, 1993 and 1992, respectively.

19. BUSINESS SEGMENT INFORMATION

Sun is principally a petroleum refiner and marketer with inter-ests in oil and gas exploration and production and oil sands mining. Sun also has interests in leasing operations and coal and real estate operations held for sale (Note 2).

Sun's petroleum refining and marketing operations include the refining of crude oil and its derivatives; the marketing of crude oil and a full range of petroleum products, including fuels, lubricants and petrochemicals, and the transportation of crude oil and refined products. Such operations are conducted in the United States and Canada. Petroleum refining and marketing operations outside North America involve purchasing crude oil and refined products for United States refining operations and for sale to third parties. Sun's oil and gas exploration and production operations consist of exploration for and develop-ment, production and marketing of crude oil, natural gas and natural gas liquids. Exploration activities are conducted in Canada while development, production and marketing activi-ties are conducted primarily in Canada and the United King-dom sector of the North Sea. Oil sands mining operations, which consist of the production of synthetic crude oil by mining oil sands and upgrading the bitumen extracted from the oil sands, are conducted in western Canada. Corporate includes Sun's coal and real estate operations held for sale as well as its equipment leasing and secured lending activities. Such activi-ties have been conducted in the United States. In April 1991, Sun ceased making new investments in leasing and secured lending and at December 31, 1994, had liquidated substan-tially all of its remaining portfolio of leases and secured loans.

SEGMENT INFORMATION
(Millions of Dollars)
                                                         Refining and   Exploration and   Oil Sands
                                                            Marketing        Production      Mining   Corporate   Consolidated*
- ------------------------------------------------------------------------------------------------------------------------------
1994
Sales and other operating revenue
 (including consumer excise taxes):
  Unaffiliated customers                                       $9,651              $156       $ --         $ 11         $9,818
- ------------------------------------------------------------------------------------------------------------------------------
  Intersegment                                                 $   --              $206       $416         $ --         $   --
- ------------------------------------------------------------------------------------------------------------------------------
Operating profit                                               $   36              $144       $ 68         $(34)        $  214
Equity income                                                      13                --         --           --             13
Related income taxes                                              (13)              (50)       (38)          34            (67)
- ------------------------------------------------------------------------------------------------------------------------------
Profit contribution before net
  financing expenses and after tax**                           $   36              $ 94       $ 30         $ --***         160
- ---------------------------------------------------------------------------------------------------------------
Corporate expenses (after taxes)                                                                                           (25)
Net financing expenses (after taxes)                                                                                       (38)***
Cumulative effect of change in accounting principle                                                                         (7)+
                                                                                                                        ------
Net income                                                                                                              $   90
                                                                                                                        ------
Depreciation, depletion and amortization                       $  246              $ 96++     $ 31         $ --         $  373
- ------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                           $  550              $215       $ 83         $ --         $  848
- ------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                            $4,807              $647       $592         $486+++      $6,465
- ------------------------------------------------------------------------------------------------------------------------------
  *After elimination of intersegment amounts.
 **Includes after-tax gain from the disposal of certain oil and gas properties of $28 million in exploration and production and after-tax provision for write-down of assets and other matters of $12 million in refining and marketing and $20 million in corporate (Note 2).
***Net financing expenses of leasing operations are included in corporate.  In addition, corporate includes net income from coal and real estate operations held for sale of $15 and $2 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1994 of a change in the method of accounting for postemployment benefits
   (Note 7).
 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes investments in coal and real estate operations held for sale of $51 and $123 million, respectively (Note 2).

SEGMENT INFORMATION
(Millions of Dollars)
                                                            Refining and   Exploration and   Oil Sands
                                                               Marketing        Production      Mining   Corporate   Consolidated*
- -------------------------------------------------------------------------------------------------------------------------------
1993
Sales and other operating revenue
 (including consumer excise taxes):
  Unaffiliated customers                                       $ 8,975             $ 194       $ --         $ 11         $9,180
- -------------------------------------------------------------------------------------------------------------------------------
  Intersegment                                                 $    --             $ 164       $363         $ --         $   --
- -------------------------------------------------------------------------------------------------------------------------------
Operating profit                                               $   189             $ 234       $ 63         $ 17         $  503
Equity income                                                       11                --         --           --             11
Related income taxes                                               (68)              (76)       (35)          (2)          (181)
- -------------------------------------------------------------------------------------------------------------------------------
Profit contribution before net
  financing expenses and after tax**                           $   132             $ 158       $ 28         $ 15***         333
- ----------------------------------------------------------------------------------------------------------------
Corporate expenses (after taxes)                                                                                            (24)
Net financing expenses (after taxes)                                                                                        (26)***
Cumulative effect of change in accounting principle                                                                           5+
                                                                                                                         ------
Net income                                                                                                               $  288
                                                                                                                         ------
Depreciation, depletion and amortization                       $   237             $  98++     $ 32         $  1         $  368
- -------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                           $   381             $ 120       $111         $ --         $  612
- -------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                            $ 4,175             $ 554       $580         $641+++      $5,900
- -------------------------------------------------------------------------------------------------------------------------------
  *After elimination of intersegment amounts.
 **Includes after-tax provision for write-down of assets and other matters of $7 million in refining and marketing and $5 mil-
   lion in corporate.  In addition, exploration and production includes an after-tax gain of $80 million from the disposal of certain oil and gas properties and corporate includes an after-tax gain of $19 million on the sale of Suncor stock (Note 2).
***Net financing expenses of leasing operations are included in corporate. In addition, corporate includes net income from coal and real estate operations held for sale of $2 and $1 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes (Note 7).
 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes investments in coal and real estate operations held for sale of $113 and $134 million, respectively (Note 2).

                                                         Refining and   Exploration and   Oil Sands
                                                            Marketing        Production      Mining   Corporate   Consolidated*
- ------------------------------------------------------------------------------------------------------------------------------
1992
Sales and other operating revenue
 (including consumer excise taxes):
  Unaffiliated customers                                      $10,127             $ 304       $ --         $ 14        $10,445
- ------------------------------------------------------------------------------------------------------------------------------
  Intersegment                                                $    --             $ 165       $407         $ --        $    --
- ------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                       $   (42)            $(185)      $(72)        $(40)       $  (339)
Equity income                                                       9                --         --           --              9
Related income taxes                                               --                41         19           19             79
- ------------------------------------------------------------------------------------------------------------------------------
Profit contribution (loss) before net
  financing expenses and after tax**                          $   (33)            $(144)      $(53)        $(21)***       (251)
- ---------------------------------------------------------------------------------------------------------------
Corporate expenses (after taxes)                                                                                           (29)
Net financing expenses (after taxes)                                                                                       (37)***
Income from discontinued operations                                                                                         19+
Cumulative effect of change in accounting principle                                                                       (261)++
                                                                                                                        ------
Net loss                                                                                                                $ (559)
                                                                                                                        ------
Depreciation, depletion and amortization                      $   245             $ 135+++    $ 37         $  2         $  419
- ------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                          $   275             $ 175       $ 80         $ --         $  530
- ------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                           $ 4,085             $ 559       $553         $914#        $6,071
- ------------------------------------------------------------------------------------------------------------------------------
  *After elimination of intersegment amounts.
 **Includes after-tax provision for write-down of assets and other matters of $104 million in refining and marketing, $277 million in exploration and production, $62 million in oil sands mining and $13 million in corporate.  In addition, exploration and production includes an after-tax gain of $117 million on litigation settlement and corporate includes an after-tax loss of $8 million on the sale of Suncor stock (Notes 2 and 3).
***Net financing expenses of leasing operations are included in corporate.
  +Consists of income from discontinued coal operations which includes a $3 million after-tax provision for write-down of assets.  Results of discontinued real estate operations were charged against the accrual for loss on disposition established in 1991 (Note 2).
 ++Reflects the cumulative effect for years prior to 1992 of a change in the method of accounting for the cost of postretirement health care and life insurance benefits (Note 7).  Excluding the cumulative effect, this change decreased operating profit by $11 million in refining and marketing and $1 million in oil sands mining.
+++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
  #Includes investments in coal and real estate operations held for sale of $282 and $126 million, respectively (Note 2).

                                                                            55

GEOGRAPHIC INFORMATION
(Millions of Dollars)

                                                                                   Outside
                                                                                     North
                                                           U.S.         Canada     America   Corporate   Consolidated*
- ---------------------------------------------------------------------------------------------------------------------
1994
Sales and other operating revenue
 (including consumer excise taxes of $1,601
 in U.S. and $515 in Canada):
  Unaffiliated customers                                 $7,963         $1,397      $  447        $ 11         $9,818
- ---------------------------------------------------------------------------------------------------------------------
  Intergeographic                                        $    9         $    5      $2,454        $ --         $   --
- ---------------------------------------------------------------------------------------------------------------------
Profit contribution before net financing
  expenses and after tax**                               $   21         $   45      $   94        $ --***      $  160
- ------------------------------------------------------------------------------------------------------
Corporate expenses (after taxes)                                                                                  (25)
Net financing expenses (after taxes)                                                                              (38)***
Cumulative effect of change in accounting principle                                                                (7)+
                                                                                                               ------
Net income                                                                                                     $   90
                                                                                                               ------
Depreciation, depletion and amortization                 $  218         $  104++    $   51        $ --         $  373
- ---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     $  528         $  220      $  100        $ --         $  848
- ---------------------------------------------------------------------------------------------------------------------
Identifiable assets                                      $4,138         $1,541      $  703        $486+++      $6,465
- ---------------------------------------------------------------------------------------------------------------------
  *After elimination of intergeographic amounts.
 **Includes after-tax gain from the disposal of certain oil and gas properties of $28 million outside North America and after-tax provision for write-down of assets and other matters of $12 million in U.S. and $20 million in corporate (Note 2).
***Net financing expenses of leasing operations are included in corporate.  In addition, corporate includes net income from coal and real estate operations held for sale of $15 and $2 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1994 of a change in the method of accounting for postemployment benefits (Note 7).
 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes corporate assets in Canada of $33 million and outside North America of $13 million.  Also includes investments in coal and real estate operations held for sale of $51 and $123 million, respectively (Note 2).

                                                                                   Outside
                                                                                     North
                                                           U.S.         Canada     America   Corporate   Consolidated*
- ---------------------------------------------------------------------------------------------------------------------
1993
Sales and other operating revenue
 (including consumer excise taxes of $1,381
 in U.S. and $502 in Canada):
  Unaffiliated customers                                 $7,262         $1,373      $  534        $ 11         $9,180
- ---------------------------------------------------------------------------------------------------------------------
  Intergeographic                                        $    1         $    6      $2,003        $ --         $   --
- ---------------------------------------------------------------------------------------------------------------------
Profit contribution before net financing
  expenses and after tax**                               $  121         $   40      $  157        $ 15***      $  333
- ------------------------------------------------------------------------------------------------------
Corporate expenses (after taxes)                                                                                  (24)
Net financing expenses (after taxes)                                                                              (26)***
Cumulative effect of change in accounting principle                                                                 5+
                                                                                                               ------
Net income                                                                                                     $  288
                                                                                                               ------
Depreciation, depletion and amortization                 $  209         $  106++    $   52        $  1         $  368
- ---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     $  359         $  202      $   51        $ --         $  612
- ---------------------------------------------------------------------------------------------------------------------
Identifiable assets                                      $3,442         $1,522      $  514        $641+++      $5,900
- ---------------------------------------------------------------------------------------------------------------------
  *After elimination of intergeographic amounts.
 **Includes after-tax provision for write-down of assets and other matters of $7 million in Canada and $5 million in corporate.  In addition, Canada and outside North America include after-tax gains of $5 and $75 million, respectively, from the disposal of certain oil and gas properties and corporate includes an after-tax gain of $19 million on the sale of Suncor stock (Note 2).
***Net financing expenses of leasing operations are included in corporate.  In addition, corporate includes net income from coal and real estate operations held for sale of $2 and $1 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes
   (Note 7).
 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes corporate assets in Canada of $16 million and outside North America of $83 million.  Also includes investments in coal and real estate operations held for sale of $113 and $134 million, respectively (Note 2).

GEOGRAPHIC INFORMATION
(Millions of Dollars)

                                                                                   Outside
                                                                                     North
                                                           U.S.         Canada     America   Corporate   Consolidated*
- ---------------------------------------------------------------------------------------------------------------------
1992
Sales and other operating revenue
 (including consumer excise taxes of $1,317
 in U.S. and $502 in Canada):
  Unaffiliated customers                                 $7,944         $1,446      $1,041        $ 14        $10,445
- ---------------------------------------------------------------------------------------------------------------------
  Intergeographic                                        $    5         $   12      $3,046        $ --        $    --
- ---------------------------------------------------------------------------------------------------------------------
Profit contribution (loss) before net
  financing expenses and after tax**                     $  (32)        $ (130)     $  (68)       $(21)***    $  (251)
- ------------------------------------------------------------------------------------------------------
Corporate expenses (after taxes)                                                                                  (29)
Net financing expenses (after taxes)                                                                              (37)***
Income from discontinued operations                                                                                19+
Cumulative effect of change in accounting principle                                                              (261)++
                                                                                                              -------
Net loss                                                                                                      $  (559)
                                                                                                              -------
Depreciation, depletion and amortization                 $  216         $  112+++   $   89+++     $  2        $   419
- ---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     $  251         $  194      $   85        $ --        $   530
- ---------------------------------------------------------------------------------------------------------------------
Identifiable assets                                      $3,325         $1,541      $  620        $914#       $ 6,071
- ---------------------------------------------------------------------------------------------------------------------
  *After elimination of intergeographic amounts.
 **Includes after-tax provision for write-down of assets and other matters of $95 million in U.S., $148 million in
   Canada, $200 million outside North America and $13 million in corporate.  In addition, outside North America includes an after-tax gain of $117 million on litigation settlement and corporate includes an after-tax loss of
   $8 million on the sale of Suncor stock (Notes 2 and 3).
***Net financing expenses of leasing operations are included in corporate.
  +Consists of income from discontinued coal operations which includes a $3 million after-tax provision for write-down of assets.  Results of discontinued real estate operations were charged against the accrual for loss on disposition established in 1991 (Note 2).
 ++Reflects the cumulative effect for years prior to 1992 of a change in the method of accounting for the cost of postretirement health care and life insurance benefits (Note 7).
+++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
  #Includes corporate assets in Canada of $16 million and outside North America of $49 million.  Also includes investments in coal and real estate operations held for sale of $282 and $126 million, respectively (Note 2).

Income tax expenses give effect to tax credits and allowances in each of the designated industry segments and geographic areas. Overhead expenses that can be identified with Sun's operations in the designated industry segments and geographic areas have been included as deductions in determining operating profits and profit contributions. Net financing expenses consist of interest cost and debt expense less interest income, interest capitalized, dividends and gains (losses) on sales of securities held for investment. Net financing expenses related to leasing are included in corporate. Intersegment and intergeographic sales and other operating reve-nue are accounted for based on the prices negotiated between the parties which approximate market. Identifiable assets are those assets that are utilized within a specific segment or geographic area.

REPORT OF MANAGEMENT

To the Shareholders of Sun Company, Inc.:

The accompanying consolidated financial statements of Sun
Company, Inc. and its subsidiaries ("Sun") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using generally accepted account-ing principles deemed appropriate in the circumstances. Manage-ment believes these financial statements present fairly, in all material respects, Sun's financial position, results of operations and cash flows. Other financial information presented in this Annual Report is consistent with that in the financial statements.

To fulfill its responsibility for the financial statements, Sun maintains a system of internal accounting controls which in management's opinion provides reasonable assurance of achieving the objectives of internal accounting control. These objectives include safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial statements and account-ability for assets. The system of internal accounting controls is subject to ongoing evaluation of its continuing effectiveness.

Sun's independent accountants, Coopers & Lybrand L.L.P., have expressed an opinion on the fairness of management's financial statements by conducting their audit in accordance with generally accepted auditing standards and issuing the report presented on this page.

The Audit Committee of the Board of Directors is comprised of directors who are not employees of Sun and meets a minimum of four times annually. It assists the Board of Directors in discharg-ing its duties relating to accounting and reporting practices and internal controls, and it assesses the performance and recom-mends the appointment of independent accountants. Both
Coopers & Lybrand L.L.P. and Sun's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.




s/ROBERT H. CAMPBELL
  ROBERT H. CAMPBELL
  Chairman, Chief Executive
  Officer and President



s/ROBERT M. AIKEN, JR.
  ROBERT M. AIKEN, JR.
  Senior Vice President and
  Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors,
Sun Company, Inc.:

We have audited the accompanying consolidated balance sheets of Sun Company, Inc. and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above (pages
38 to 57) present fairly, in all material respects, the consolidated financial position of Sun Company, Inc. and its subsidiaries as of December 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company changed: its method of accounting for post-employment benefits in 1994; its method of accounting for income taxes in 1993; and, its method of accounting for the cost of postretirement health care and life insurance benefits in 1992.




s/COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, PA 19103
February 14, 1995

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (Unaudited)

REFINING AND MARKETING DATA


                        1994                    1993                    1992                    1991                    1990
SUPPLY AND     --------------------  ---------------------  ----------------------  ----------------------  ----------------------
DISTRIBUTION*   U.S.  Canada  Total   U.S.  Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- ----------------------------------------------------------------------------------------------------------------------------------
SUPPLY
Crude oil
 purchases    554.5     66.4  620.9  471.6    63.3   534.9  525.9     62.7   588.6  519.7     62.8   582.5  551.2     57.5   608.7
Crude oil
 inventory
 change        (3.0)     (.3)  (3.3)  (5.8)      --   (5.8)   5.7      (.8)    4.9    4.1       .5     4.6   (2.5)     (.5)   (3.0)
Refined
 product
 purchases    147.4     17.7  165.1  133.6    19.2   152.8  125.8     19.7   145.5  111.5     14.9   126.4  101.8     21.4   123.2
- ----------------------------------------------------------------------------------------------------------------------------------
              698.9     83.8  782.7  599.4    82.5   681.9  657.4     81.6   739.0  635.3     78.2   713.5  650.5     78.4   728.9
- ----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTION
Refined
 product
 sales        677.5     84.5  762.0  595.6    81.9   677.5  645.8     83.0   728.8  629.1     80.0   709.1  640.5     78.0   718.5
Refined
 product
 inventory
 change         8.2       .3    8.5   (2.5)    1.1    (1.4)   5.5     (1.1)    4.4     --      (.8)    (.8)  (3.5)      .5    (3.0)
Internal
 consumption
 and other     13.2     (1.0)  12.2    6.3     (.5)    5.8    6.1      (.3)    5.8    6.2     (1.0)    5.2   13.5      (.1)   13.4
- ----------------------------------------------------------------------------------------------------------------------------------
              698.9     83.8  782.7  599.4    82.5   681.9  657.4     81.6   739.0  635.3     78.2   713.5  650.5     78.4   728.9
- ----------------------------------------------------------------------------------------------------------------------------------
*Thousands of barrels daily; excludes trading activities.



                        1994                    1993                    1992                    1991                    1990
NET SOURCES    --------------------  ---------------------  ----------------------  ----------------------  ----------------------
OF CRUDE OIL    U.S.  Canada  Total   U.S.  Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- ----------------------------------------------------------------------------------------------------------------------------------
United States    19%     --     17%    25%      1%     22%    28%      1%      25%    27%       3%     24%    31%       3%     28%
Canada            9     100%    19     10      99      20     10      99       20      8       97      18      8       97      17
Other foreign:
 Arabian Gulf    15      --     13      9      --       8     10      --        9     10       --       9     11       --      10
 South and
  Central
  America         9      --      8     17      --      15     16       --      14     16       --      14     18       --      16
 North Sea       23      --     21     20      --      18     10       --       9      3       --       3      2       --       2
 Africa          25      --     22     19      --      17     26       --      23     36       --      32     30       --      27
- ----------------------------------------------------------------------------------------------------------------------------------
                100%    100%   100%   100%    100%    100%   100%     100%    100%   100%     100%    100%   100%     100%    100%
- ----------------------------------------------------------------------------------------------------------------------------------




                        1994                    1993                    1992                    1991                    1990
               --------------------  ---------------------  ----------------------  ----------------------  ----------------------
INVENTORIES*    U.S.  Canada  Total   U.S.  Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- ----------------------------------------------------------------------------------------------------------------------------------
Crude oil       17.6    1.4    19.0   16.5    1.3     17.8   14.4     1.3     15.7   16.5     1.0     17.5   18.0     1.2     19.2
Refined
 products       23.8    2.3    26.1   20.8    2.2     23.0   21.7     1.8     23.5   19.7     2.2     21.9   19.7     2.5     22.2
- ----------------------------------------------------------------------------------------------------------------------------------
*Millions of barrels at December 31; excludes trading inventories.

                                                                                        Thousands of Barrels Daily
                                                                                 -----------------------------------------
REFINERY INPUT                                                                   1994     1993     1992     1991     1990
- --------------------------------------------------------------------------------------------------------------------------
Refinery crude unit capacity at December 31:
  United States:
    Marcus Hook, Pennsylvania                                                    175.0    175.0    175.0    175.0    175.0
    Philadelphia, Pennsylvania
      Girard Point                                                               177.0*      --       --       --       --
      Point Breeze                                                               130.0    130.0    130.0    130.0    130.0
    Toledo, Ohio                                                                 125.0    125.0    125.0    125.0    125.0
    Tulsa, Oklahoma                                                               85.0     85.0     85.0     85.0     85.0
    Yabucoa, Puerto Rico                                                          85.0     85.0     85.0     85.0     85.0
- --------------------------------------------------------------------------------------------------------------------------
                                                                                 777.0    600.0    600.0    600.0    600.0

  Canada:
    Sarnia, Ontario                                                               70.0     70.0     70.0     70.0     70.0
- --------------------------------------------------------------------------------------------------------------------------
                                                                                 847.0    670.0    670.0    670.0    670.0
- --------------------------------------------------------------------------------------------------------------------------
Total input to crude units:
  United States:
    Marcus Hook, Pennsylvania                                                    141.0    152.5    157.2    161.6    161.1
    Philadelphia, Pennsylvania
      Girard Point                                                                78.9**     --       --       --       --
      Point Breeze                                                               105.8    100.7    116.5    112.0    118.1
    Toledo, Ohio                                                                 112.7    117.5    117.7    123.7    114.3
    Tulsa, Oklahoma                                                               89.7     84.7     84.4     78.1     83.5
    Yabucoa, Puerto Rico                                                          62.5     46.7     61.0     55.7     77.3
- --------------------------------------------------------------------------------------------------------------------------
                                                                                 590.6    502.1    536.8    531.1    554.3

  Canada:
    Sarnia, Ontario                                                               68.3     68.5     71.3     72.1     66.9
- --------------------------------------------------------------------------------------------------------------------------
Input to Sun crude units                                                         658.9    570.6    608.1    603.2    621.2
Less input for others - Sarnia, Ontario                                             --      1.8      1.2      1.2      1.6
- --------------------------------------------------------------------------------------------------------------------------
Sun's total net input to crude units                                             658.9    568.8    606.9    602.0    619.6
- --------------------------------------------------------------------------------------------------------------------------
Sun's total input to crude units:
  Crude oil                                                                      617.6    530.9    594.7    588.3    607.3
  Other feedstocks                                                                41.3***  39.7***  13.4     14.9     13.9
- --------------------------------------------------------------------------------------------------------------------------
                                                                                 658.9    570.6    608.1    603.2    621.2
- --------------------------------------------------------------------------------------------------------------------------
Refinery crude unit capacity utilized:
  United States                                                                    88%      84%      89%      89%      92%
  Canada                                                                           98%      98%     102%     103%      96%
  Total                                                                            89%      85%      91%      90%      93%
- --------------------------------------------------------------------------------------------------------------------------
Catalytic cracking capacity at December 31:
  United States                                                                  305.0    235.0    235.0*** 270.0    260.0
  Canada                                                                          40.0     40.0     40.0     40.0     37.0
- --------------------------------------------------------------------------------------------------------------------------
  Total                                                                          345.0    275.0    275.0    310.0    297.0
- --------------------------------------------------------------------------------------------------------------------------
Catalytic cracking capacity utilized:
  United States                                                                    85%      90%      90%      91%      83%
  Canada                                                                           95%      90%      90%      92%      90%
  Total                                                                            86%      90%      90%      91%      84%
- --------------------------------------------------------------------------------------------------------------------------
  *Effective August 4, 1994 with the acquisition of Chevron U.S.A. Inc.'s Philadelphia refinery ("Girard Point") which is adjacent to Sun's existing Point Breeze refining facilities.  (See Note 2 to the consolidated financial statements.)
 **Reflects total input from August 4, 1994 through December 31, 1994 divided by 365 days.  During this 150-day period, input to crude units at these facilities actually totalled 191.9 thousand barrels daily.
***Includes 30.5 and 28.9 thousand barrels daily in 1994 and 1993, respectively, of "lubes-extracted" intermediate streams which are produced at the Tulsa refinery and transported to the Toledo refinery for further processing.  In the fourth quarter of 1992, Sun reconfigured its Tulsa refinery to place greater emphasis on the production of paraffinic lubricants.  As part of the reconfiguration, several major processing units were mothballed that were critically linked to the production of fuels at the Tulsa refinery.


                     1994                    1993                    1992                    1991                    1990
PRODUCTS    ----------------------  ----------------------  ----------------------  ----------------------  ----------------------
MANUFACTURED U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- ----------------------------------------------------------------------------------------------------------------------------------
Gasoline      43%      53%     44%   44%      54%     45%    46%      54%     47%    48%      55%     49%    45%      50%     46%
Middle
 distillates  17       24      18    15       24      16     16       21      17     17       13      17     15       14      15
Jet fuel       7        8       7     8        7       8      9        4       8      6        4       6      8        4       7
Residual fuel  7        3       6     6        2       5      7        4       7      5        4       5      6        6       6
Petrochemicals 4        6       4     5        7       5      5        8       5      4        9       4      4        9       4
Lubricants     3       --       3     3       --       3      3       --       3      3       --       2      4       --       4
Asphalt        4        2       4     4        1       4      4        1       4      4        1       4      5        2       5
Propane        2        3       2     2        2       2      2        3       2      2        3       2      2        3       2
Other         13        1      12    13        3      12      8        5       7     11       11      11     11       12      11
- ----------------------------------------------------------------------------------------------------------------------------------
             100%     100%    100%  100%     100%    100%   100%     100%    100%   100%     100%    100%   100%     100%    100%
- ----------------------------------------------------------------------------------------------------------------------------------



REFINED              1994                    1993                    1992                    1991                    1990
PRODUCT     ----------------------  ----------------------  ----------------------  ----------------------  ----------------------
SALES*       U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- ----------------------------------------------------------------------------------------------------------------------------------
Gasoline:
 Wholesale   95.1     19.1   114.2   56.7     17.3    74.0   80.0     18.7    98.7   78.6     18.2    96.8   71.3     17.1    88.4
 Retail     214.9     27.7   242 6  223.6     25.6   249.2  233.9     25.1   259.0  235.3     25.1   260.4  242.9     24.0   266.9
Middle dis-
 tillates   135.3     18.1   153.4  105.5     20.5   126.0  111.9     18.2   130.1  110.5     16.3   126.8  110.5     15.6   126.1
Jet fuel     51.3      6.9    58.2   56.3      5.7    62.0   57.1      4.0    61.1   51.2      3.2    54.4   48.6      3.0    51.6
Residual
 fuel        51.5      2.4    53.9   40.8      1.7    42.5   50.5      3.3    53.8   43.0      2.2    45.2   38.3      4.3    42.6
Petro-
 chemicals   27.5      4.9    32.4   28.8      5.0    33.8   28.9      6.0    34.9   25.3      6.2    31.5   24.7      6.1    30.8
Lubricants   22.3       --    22.3   19.5       --    19.5   19.6       --    19.6   19.1**     --    19.1   26.7**     .6    27.3
Asphalt      29.3      1.2    30.5   29.9       .9    30.8   29.3       .6    29.9   25.2      1.5    26.7   32.0      1.1    33.1
Propane      13.8      3.2    17.0   11.6      2.8    14.4   14.5      2.6    17.1   13.3      2.6    15.9   11.8      2.5    14.3
Other        36.5      1.0    37.5   22.9      2.4    25.3   20.1      4.5    24.6   27.6      4.7    32.3   33.7      3.7    37.4
- ----------------------------------------------------------------------------------------------------------------------------------
            677.5     84.5   762.0  595.6     81.9   677.5  645.8     83.0   728.8  629.1     80.0   709.1  640.5     78.0   718.5
- ----------------------------------------------------------------------------------------------------------------------------------
 *Thousands of barrels daily; excludes refined product trading activities.
**Includes sales of 1.9 and 4.7 thousand barrels daily of naphthenic lube oils in 1991 and 1990, respectively.  In the first quarter of 1991, Sun discontinued manufacturing naphthenic lube oils and closed the related facility at its Marcus Hook refinery.



REFINED              1994                    1993                    1992                    1991                    1990
PRODUCT     ----------------------  -----------------------  ----------------------  ----------------------  ----------------------
SALES*       U.S.   Canada   Total   U.S.   Canada    Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- -----------------------------------------------------------------------------------------------------------------------------------
Gasoline:
 Wholesale  $ .53    $ .55   $ .53   $ .54    $ .52   $ .54  $ .61    $ .59   $ .61  $ .67    $ .74   $ .68  $ .74    $ .78   $ .75
 Retail       .65      .72     .66     .66      .80     .68    .72      .89     .74    .77      .95     .79    .85     1.03     .86
Middle dis-
 tillates     .53      .56     .54     .57      .59     .57    .60      .63     .60    .64      .69     .65    .71      .77     .72
Jet fuel      .53      .54     .53     .56      .58     .56    .60      .62     .60    .64      .71     .64    .75      .80     .75
Residual
 fuel         .34      .26     .34     .32      .26     .32    .31      .28     .31    .30      .28     .30    .39      .34     .39
Petro-
 chemicals    .89      .94     .89     .74      .78     .75    .74      .91     .77    .82     1.01     .86   1.01     1.13    1.03
Lubricants   1.40       --    1.40    1.46       --    1.46   1.48       --    1.48   1.62       --    1.62   1.34     2.61    1.36
Asphalt       .33      .25     .33     .35      .31     .35    .26      .22     .26    .26      .25     .26    .36      .32     .36
Propane       .34      .37     .35     .35      .41     .36    .33      .39     .34    .34      .47     .36    .40      .40     .40
Other         .42      .33     .42     .49      .45     .49    .52      .48     .51    .56      .52     .55    .64      .66     .64
- -----------------------------------------------------------------------------------------------------------------------------------
Average-total
 refined
 products   $ .58    $ .61   $ .58   $ .60    $ .63   $ .61  $ .63    $ .68   $ .64  $ .68    $ .78   $ .69  $ .76    $ .85   $ .77
- -----------------------------------------------------------------------------------------------------------------------------------
*Dollars per gallon; excludes consumer excise taxes and refined product trading activities.


                     1994                    1993                    1992                    1991                    1990
REFINED     ----------------------  -----------------------  ----------------------  ----------------------  ----------------------
PRODUCTS*     U.S.  Canada   Total    U.S.  Canada    Total    U.S.  Canada   Total    U.S.  Canada   Total    U.S.  Canada   Total
- -----------------------------------------------------------------------------------------------------------------------------------
Average sales
 price      $24.31  $25.52  $24.44  $25.39  $26.44   $25.52  $26.47  $28.74  $26.73  $28.48  $32.59  $28.94  $31.76  $35.59  $32.18
Average cost
 of products
 sold**     $18.70  $17.91  $18.62  $19.08  $18.52   $19.01  $20.96  $20.90  $20.96  $22.11  $23.25  $22.24  $25.28  $24.44  $25.19
- -----------------------------------------------------------------------------------------------------------------------------------
 *Dollars per barrel.
**Includes crude oil and other purchased feedstocks and refined products.


RETAIL               1994                    1993                    1992                    1991                    1990
GASOLINE    ----------------------  -----------------------  ----------------------  ----------------------  ---------------------
OUTLETS      U.S.   Canada   Total   U.S.   Canada    Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada  Total
- ----------------------------------------------------------------------------------------------------------------------------------
Direct outlets:
 Company owned
  or leased:
   Tradi-
    tional    593      356     949    700      404    1,104    733      433   1,166    761      461   1,222    830      474  1,304
   Ultra service
    centers   322       --     322    337       --      337    360       --     360    375       --     375    380       --    380
   Convenience
    stores    604       10     614    540        8      548    552        6     558    538        6     544    494        5    499
- ----------------------------------------------------------------------------------------------------------------------------------
            1,519      366   1,885  1,577      412    1,989  1,645      439   2,084  1,674      467   2,141  1,704      479  2,183
- ----------------------------------------------------------------------------------------------------------------------------------
 Dealer owned:
   Tradi-
    tional    619       93     712    703      153      856    836      171   1,007    920      217   1,137  1,079      245  1,324
   Ultra service
    centers    33       --      33     35       --       35     40       --      40     47       --      47     45       --     45
   Convenience
    stores      6       41      47      3       41       44      4       41      45      6       41      47      4       40     44
- ----------------------------------------------------------------------------------------------------------------------------------
              658      134     792    741      194      935    880      212   1,092    973      258   1,231  1,128      285  1,413
- ----------------------------------------------------------------------------------------------------------------------------------
Total direct
 outlets    2,177      500   2,677  2,318      606    2,924  2,525      651   3,176  2,647      725   3,372  2,832      764  3,596
Distributor
 outlets    1,938       --   1,938  2,124       --    2,124  2,864       --   2,864  3,207       --   3,207  3,222       --  3,222
- ----------------------------------------------------------------------------------------------------------------------------------
            4,115      500   4,615  4,442      606    5,048  5,389      651   6,040  5,854      725   6,579  6,054      764  6,818
- ----------------------------------------------------------------------------------------------------------------------------------




THROUGHPUT           1994                    1993                    1992                    1991                    1990
PER DIRECT  ----------------------  -----------------------  ----------------------  ----------------------  ----------------------
OUTLET*      U.S.   Canada   Total   U.S.   Canada    Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- -----------------------------------------------------------------------------------------------------------------------------------
Company owned
 or leased   97.2     67.9    91.3   93.5     55.7     85.6   89.4     50.9    81.1   83.9     45.5    75.5   81.2     42.7    73.0
Dealer
 owned       70.3     54.6    67.3   63.6     44.7     59.8   58.6     38.8    54.5   52.9     38.7    50.0   51.0     35.5    47.9
- -----------------------------------------------------------------------------------------------------------------------------------
Average-total
 direct
 outlets     88.8     64.0    83.9   83.5     52.2     77.1   78.3     46.7    71.7   72.0     43.0    65.8   69.2     39.9    63.1
- -----------------------------------------------------------------------------------------------------------------------------------

*Thousands of gallons of gasoline monthly.



                     1994                    1993                    1992                    1991                    1990
TRANS-      ----------------------  -----------------------  ----------------------  ----------------------  ----------------------
PORTATION    U.S.   Canada   Total   U.S.   Canada    Total   U.S.   Canada   Total   U.S.   Canada   Total   U.S.   Canada   Total
- -----------------------------------------------------------------------------------------------------------------------------------
PIPELINE
MILEAGE
Crude lines
 in which
 Sun has an
 interest   5,577      266   5,843  5,579      266    5,845  5,493      266   5,759  5,493      266   5,759  5,686      266  5,952
Product lines
 in which
 Sun has an
 interest   4,552      368   4,920  4,303      368    4,671  4,605      368   4,973  4,704      401   5,105  4,704      401  5,105

PIPELINE
SHIPMENTS*
Crude oil
 (billions
 of barrel
 miles)      48.4      6.8    55.2   50.4      5.8     56.2   48.7      5.7    54.4   55.8      6.0    61.8   54.2      5.0   59.2
Refined products
 (billions
 of barrel
 miles)      28.3      3.2    31.5   30.7      2.9     33.6   28.8      2.7    31.5   27.3      2.6    29.9   29.9      2.6   32.5

OCEAN
TANKERS
Owned and
 operated       4       --       4      4       --        4      4       --       4      4       --       4      4       --      4
Capacity
 (thousands of
 barrels)   1,158       --   1,158  1,158       --    1,158  1,158       --   1,158  1,158       --   1,158  1,158       --  1,158
Deadweight
 tonnage
 (thousands
 of tons)     157       --     157    157       --      157    157       --     157    157       --     157    157       --     157
- -----------------------------------------------------------------------------------------------------------------------------------
*Includes equity in shipments through pipelines in which Sun has an ownership interest.

OIL AND GAS DATA

CAPITALIZED COSTS*
(Millions of Dollars)                                  AT DECEMBER 31, 1994       At December 31, 1993
                                                      ------------------------  -----------------------
                                                              Outside                   Outside
                                                                North                     North
                                                      Canada  America    Total  Canada  America   Total
- -------------------------------------------------------------------------------------------------------
Proved properties                                       $518     $883   $1,401    $477     $799  $1,276
Unproved properties                                      147       24      171     143       59     202
- -------------------------------------------------------------------------------------------------------
Total capitalized costs                                  665      907    1,572     620      858   1,478
Accumulated depreciation, depletion and amortization     346      670    1,016     353      666   1,019
- -------------------------------------------------------------------------------------------------------
Net capitalized costs                                   $319     $237   $  556    $267     $192  $  459
- -------------------------------------------------------------------------------------------------------
*Includes capitalized costs of support equipment and facilities.

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES*
(Millions of Dollars)                                               1994                    1993                    1992
                                                          ----------------------  ----------------------  -----------------------
                                                                  Outside                 Outside                 Outside
                                                                    North                   North                   North
                                                          Canada  America  Total  Canada  America  Total  Canada  America   Total
- ---------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs:
  Proved                                                     $ 6      $66    $72     $ 3      $22    $25     $30      $--    $ 30
  Unproved                                                   $19      $12    $31     $ 9      $--    $ 9     $ 3      $ 7    $ 10
Exploration costs                                            $32      $--**  $32     $26      $--**  $26     $25      $75**  $100
Development costs                                            $65      $22    $87     $38      $29    $67     $41      $18    $ 59
- ---------------------------------------------------------------------------------------------------------------------------------
 *Consists of both capitalized and expensed costs incurred in oil and gas producing activities.
**Reflects exploration costs incurred prior to the Company's decision to withdraw from oil and gas exploration activities outside
  North America, effective September 30, 1992.  As part of the provision for write-down of assets and other matters recorded in the third quarter of 1992, the Company established an accrual for all future exploration commitments.  Actual costs incurred subsequent to September 30, 1992 to satisfy these commitments were charged against this accrual and excluded from costs incurred in oil and gas producing activities.  (See Note 2 to the consolidated financial statements.)

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCTION
(Millions of Dollars)                                               1994                    1993                    1992
                                                          ----------------------  ----------------------  -----------------------
                                                                  Outside                 Outside                 Outside
                                                                    North                   North                   North
                                                          Canada  America  Total  Canada  America  Total  Canada  America   Total
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues:
 Sales to unaffiliated customers                            $ 57     $ 67   $124   $ 48      $134   $182   $  40     $250   $ 290
 Transfers to other Sun operations                            57      149    206     65        97    162      67       92     159
- ---------------------------------------------------------------------------------------------------------------------------------
   Revenues from oil and gas production                      114      216    330    113       231    344     107      342     449
 Gain on divestment of exploration and production properties* --       35     35     10        99    109      --       --      --
 Gain on litigation settlement**                              --       --     --     --        --     --      --      178     178
- ---------------------------------------------------------------------------------------------------------------------------------
                                                             114      251    365    123       330    453     107      520     627
Expenses:
  Production:
    Taxes                                                     --       27     27     --        25     25      --       38      38
    Operating costs                                           25       76    101     25        57     82      29       80     109
  Depreciation, depletion and amortization                    31       51     82     32        52     84      37       64     101
  Provision for write-down of assets and other matters***     --       --     --     --        --     --     156      335     491
  Exploration                                                 24       --     24     22        --     22      18       42      60
  Other related costs+                                        16      (29)   (13)    17       (11)     6       7        6      13
- ---------------------------------------------------------------------------------------------------------------------------------
                                                              96      125    221     96       123    219     247      565     812
- ---------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) before income taxes                   18      126    144     27       207    234    (140)     (45)   (185)
Related income taxes                                          12       38     50     17        59     76     (70)      29     (41)
- ---------------------------------------------------------------------------------------------------------------------------------
Results of operations from exploration and production       $  6     $ 88   $ 94   $ 10      $148   $158   $ (70)    $(74)  $(144)
- ---------------------------------------------------------------------------------------------------------------------------------
  *Consists of gains on the disposition of Sun's interests in an exploration block in the North Sea and in exploration and production properties in Colombia during 1994 and in certain oil and gas producing properties in Canada and Dubai and certain exploration properties in the North Sea during 1993.  The after-tax effect of these divestments increased results of operations from oil and gas exploration and production outside North America by $28 million in 1994 and in Canada and outside
   North America by $5 and $75 million, respectively, in 1993.  (See Note 2 to the consolidated financial statements.)
 **The after-tax effect of this litigation settlement increased results of operations from oil and gas exploration and production outside North America by $117 million.  (See Note 3 to the consolidated financial statements.)
***The after-tax effect of these charges reduced results of operations from oil and gas exploration and production by $77 million in Canada and by $200 million outside North America.  (See Note 2 to the consolidated financial statements.)
  +Consists principally of exploration and production general and administrative costs, pipeline tariff revenue and foreign exchange gains and losses.

REVENUES PER UNIT OF OIL AND GAS PRODUCTION

                                                                        1994                  1993                  1992
                                                               ---------------------  ---------------------  ---------------------
                                                                             Outside                Outside                Outside
                                                               Canada  North America  Canada  North America  Canada  North America
- ----------------------------------------------------------------------------------------------------------------------------------
Revenues, including transfers:
  Crude oil, condensate and natural gas liquids ($ per barrel) $13.62         $15.73  $14.49         $16.75  $16.41         $18.52
  Natural gas ($ per thousand cubic feet)                      $ 1.40         $ 2.96  $ 1.42         $ 2.93  $ 1.08         $ 3.21
- ----------------------------------------------------------------------------------------------------------------------------------

ESTIMATED NET QUANTITIES OF PROVED
OIL AND GAS RESERVES

Proved reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under eco-nomic and operating conditions existing at the time the estimate is made. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. The estimates of reserves in Canada were prepared by Coles Gilbert Associates Ltd., independent petroleum consultants, while the estimates of reserves outside North America were prepared by Sun engineers. These estimates are based on the then current technology and economic condi-tions. Sun considers such estimates to be reasonable; however, due to inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are imprecise and subject to change over time as additional information becomes available.

                                          Crude Oil, Condensate and
                                    Recoverable Natural Gas Liquids                    Natural Gas
                                              (Millions of Barrels)       (Billions of Cubic Feet)
                                    -------------------------------       ------------------------
                                                 Outside                           Outside
                                                   North                             North
PROVED RESERVES                     Canada       America      Total       Canada   America   Total
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1990            35            86        121          337       127     464
Revisions of previous estimates         (1)            8          7          (10)       (6)    (16)
Purchases of minerals in place           1            --          1           86        --      86
Sales of minerals in place              (2)           --         (2)          (2)       --      (2)
Extensions and discoveries               2             4          6           26        --      26
Production                              (3)          (17)       (20)         (30)      (20)    (50)
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991            32            81        113          407       101     508
Revisions of previous estimates          1             8          9            1        20      21
Purchases of minerals in place           5            --          5           89        --      89
Sales of minerals in place              (2)           --         (2)          (8)       --      (8)
Extensions and discoveries               1             3          4           28        --      28
Production                              (3)          (15)       (18)         (42)      (17)    (59)
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992            34            77        111          475       104     579
Revisions of previous estimates         --             5          5           26        26      52
Purchases of minerals in place           1             2          3            5        --       5
Sales of minerals in place*             (2)          (42)       (44)         (46)       --     (46)
Extensions and discoveries               4            --          4           74        --      74
Production                              (3)          (11)       (14)         (42)      (21)    (63)
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993            34            31         65          492       109     601
Revisions of previous estimates          3             9         12           34        15      49
Purchases of minerals in place           1            16         17            5        --       5
Sales of minerals in place              --            (7)        (7)          --       (11)    (11)
Extensions and discoveries               6            --          6          105        --     105
Production                              (4)          (11)       (15)         (43)      (17)    (60)
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            40            38         78          593        96     689
- --------------------------------------------------------------------------------------------------
PROVED DEVELOPED
RESERVES AT DECEMBER 31
- --------------------------------------------------------------------------------------------------
1990                                    30            86        116          197        73     270
1991                                    28            77        105          256        55     311
1992                                    30            74        104          370       104     474
1993                                    30            25         55          338       100     438
1994                                    33            28         61          357        87     444
- --------------------------------------------------------------------------------------------------
*Consists of proved reserves in Canada and Dubai which were subject to disposition as part of a restructuring plan adopted in 1992.  (See Note 2 to the consolidated financial statements.)

There has been no major discovery or other favorable or adverse event that has caused a significant change in estimated proved reserves since December 31, 1994. Sun has no long-term supply agreements or contracts with governments or authorities in which it acts as producer nor does it have any interest in oil and gas operations accounted for by the equity method. In 1992, Sun sold on an installment basis 4 million shares of common stock of Suncor which increased the minority interest in Sun's reserves in Canada from 25 percent to approximately 32 percent. In 1993, Sun sold an additional 6.8 million shares of Suncor common stock which further increased the minority interest in Sun's reserves in Canada to 45 percent.

AVERAGE NET OIL AND GAS PRODUCTION

Thousands of Barrels Daily                               1994  1993  1992  1991  1990
- -------------------------------------------------------------------------------------
Crude oil, condensate and
 processed natural gas liquids:
  Canada                                                 10.8  10.1  10.1   9.2   9.3
  Outside North America*                                 29.0  28.0  42.7  48.3  55.4
- -------------------------------------------------------------------------------------
                                                         39.8  38.1  52.8  57.5  64.7
- -------------------------------------------------------------------------------------

Millions of Cubic Feet Daily
- -------------------------------------------------------------------------------------
Natural gas:
  Canada                                                  119   116   116    83    70
  Outside North America                                    46    56    46    56    62
- -------------------------------------------------------------------------------------
                                                          165   172   162   139   132
- -------------------------------------------------------------------------------------
*Reflects impact of the April 1993 sale of producing properties in Dubai.  Production from these properties averaged 4.4 thousand barrels daily during 1993 (based on a
 365-day period) and 17.8 thousand barrels daily during 1992.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH
FLOWS FROM ESTIMATED PRODUCTION OF PROVED OIL AND
GAS RESERVES AFTER INCOME TAXES

The standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclo-sures about Oil and Gas Producing Activities" ("SFAS NO. 69").
In computing this data, assumptions other than those mandated by SFAS No. 69 could produce substantially different results. Sun cautions against viewing this information as a forecast of future economic conditions or revenues.

The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and taking into account the future periods in which they are expected to be developed and produced based on year-end economic con-ditions. The estimated future production is priced at year-end prices, except that future gas prices are increased, where appli-cable, for fixed and determinable price escalations provided by contract or regulation. The resulting estimated future cash in-flows are reduced by estimated future costs to develop and pro-duce the proved reserves based on year-end cost levels. In addi-tion, Sun has also deducted certain other estimated costs deemed necessary to derive the estimated pretax future net cash flows from the proved reserves including direct general and adminis-trative costs of exploration and production operations and aban-donment/dismantlement costs. The estimated pretax future net cash flows are then reduced further by deducting future income tax expenses. Such income taxes are determined by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to Sun's proved oil and gas reserves less the tax basis of the properties involved. The future income tax expenses give effect to tax credits and allowances relating to Sun's proved oil and gas reserves. The resultant future net cash flows are re-duced to present value amounts by applying the SFAS NO. 69 mandated ten percent discount factor. The result is referred to as the "Standardized Measure of Discounted Future Net Cash
Flows from Estimated Production of Proved Oil and Gas
Reserves after Income Taxes."

                                                                                                      Outside
(Millions of Dollars)                                                               Canada*      North America               Total
- ----------------------------------------------------------------------------------------------------------------------------------
1994
Future cash inflows                                                                 $1,386              $1,055             $ 2,441
Future production and development costs                                               (503)               (658)             (1,161)
Other related future costs                                                             (73)                (69)               (142)
Future income tax expenses                                                            (234)               (118)               (352)
- ----------------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                                  576                 210                 786
Discount at 10 percent                                                                (232)                (21)               (253)
- ----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows from estimated
  production of proved oil and gas reserves after income taxes                      $  344              $  189             $   533
- ----------------------------------------------------------------------------------------------------------------------------------
1993
Future cash inflows                                                                 $1,294              $  724             $ 2,018
Future production and development costs                                               (415)               (442)               (857)
Other related future costs                                                             (67)                 (8)                (75)
Future income tax expenses                                                            (231)               (117)               (348)
- ----------------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                                  581                 157                 738
Discount at 10 percent                                                                (251)                (28)               (279)
- ----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows from estimated
  production of proved oil and gas reserves after income taxes                      $  330              $  129             $   459
- ----------------------------------------------------------------------------------------------------------------------------------
1992
Future cash inflows                                                                 $1,217              $1,648             $ 2,865
Future production and development costs                                               (446)               (789)             (1,235)
Other related future costs                                                             (55)                (18)                (73)
Future income tax expenses                                                            (197)               (495)               (692)
- ----------------------------------------------------------------------------------------------------------------------------------
Future net cash flows                                                                  519                 346                 865
Discount at 10 percent                                                                (229)                (66)               (295)
- ----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows from estimated
  production of proved oil and gas reserves after income taxes                      $  290              $  280             $   570
- ----------------------------------------------------------------------------------------------------------------------------------
*In 1992, Sun sold on an installment basis 4 million shares of common stock of Suncor which increased the minority interest in
 Sun's standardized measure of discounted future net cash flows in Canada from 25 percent to approximately 32 percent.  In 1993,
 Sun sold an additional 6.8 million shares of Suncor common stock which further increased the minority interest in Sun's standardized measure of discounted future net cash flows in Canada to 45 percent.

SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM
ESTIMATED PRODUCTION OF PROVED OIL AND GAS RESERVES AFTER INCOME TAXES
(Millions of Dollars)

                                                                                                          1994      1993      1992
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                                               $ 459     $ 570     $ 579
Increase (decrease) in discounted future net cash flows:
  Sales and transfers of oil and gas net of related costs                                                 (202)     (237)     (302)
  Revisions to estimates of proved reserves:
    Prices                                                                                                  88       (54)       52
    Development costs                                                                                      (40)       (8)      (10)
    Production costs                                                                                       (31)       82        --
    Quantities                                                                                              59        23        73
    Other                                                                                                  (30)      (57)      (15)
  Extensions, discoveries and improved recovery less related costs                                          84        62        24
  Development costs incurred during the period                                                              87        67        59
  Purchases of reserves in place                                                                            56        21        30
  Sales of reserves in place                                                                                (6)     (289)       (6)
  Accretion of discount                                                                                     65        80        98
  Income taxes                                                                                             (56)      199       (12)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                                     $ 533     $ 459     $ 570
- ----------------------------------------------------------------------------------------------------------------------------------

MINING DATA

                                                                                          1994     1993     1992     1991     1990
- ----------------------------------------------------------------------------------------------------------------------------------
OIL SANDS (CANADA)
Proven reserves* (millions of barrels) at December 31                                      205      231      256      276      283
Synthetic crude oil produced for shipment (thousands of barrels daily)**                  70.7     60.5     58.5     60.6     52.0
Average price (per barrel)                                                              $16.18   $16.61   $19.03   $20.03   $24.48
Net mineable acreage (in thousands) at December 31:
  Developed                                                                                  6        6        6        6        6
  Undeveloped                                                                               87       70       70       15       15
- ----------------------------------------------------------------------------------------------------------------------------------
 *Before crown and other royalties and reflects (3), 1, 15, and 4 million barrel revisions of previous estimates during 1993,
  1992, 1991 and 1990, respectively.
**Planned maintenance shutdowns in 1993 and 1990 resulted in the stoppage of production for approximately one month in each of these years.  In addition, production for 1992 includes 2.3 thousand barrels daily of semi-processed synthetic crude oil.
  A fire on April 3, 1992 damaged the unifiner at the oil sands plant limiting the plant's ability to produce fully processed synthetic crude oil.  The plant resumed full operations on June 28, 1992.
- ----------------------------------------------------------------------------------------------------------------------------------
COAL OPERATIONS HELD FOR SALE
Proven and probable reserves (millions of tons) at December 31:
  Bituminous:
    Metallurgical                                                                          116      117      120      116      118
    Steam                                                                                   71      134      197      266      273
  Subbituminous                                                                             --       --      384      397      415
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                           187*     251*     701      779      806
- ----------------------------------------------------------------------------------------------------------------------------------
Proven reserves (million of tons) at December 31                                           104      147      564      577      605
- ----------------------------------------------------------------------------------------------------------------------------------

*In January 1993, Sun decided to sell the assets of its coal and cokemaking operations.  In connection with this decision, Sun sold its western U.S. coal operations during 1993 and certain of its eastern U.S. coal operations during 1994, which resulted in a reduction in proven and probable reserves of 508 million tons in the 1993-94 period.  Sun continues to pursue the sale of its remaining eastern U.S. coal and cokemaking operations.  (See Note 2 to the consolidated financial statements.)

                                                                                          1994     1993     1992     1991     1990
- ----------------------------------------------------------------------------------------------------------------------------------
Production (thousands of tons):
  Bituminous:
    Metallurgical                                                                        1,633    1,959    2,047    2,090    2,242
    Steam                                                                                4,962    6,209    7,265    7,969    8,901
  Subbituminous                                                                             --    4,690   13,338   13,743   12,941
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                         6,595   12,858   22,650   23,802   24,084
- ----------------------------------------------------------------------------------------------------------------------------------
  Coke                                                                                     678      642      640      622      567
- ----------------------------------------------------------------------------------------------------------------------------------
Sales (thousands of tons):
  Bituminous:
    Metallurgical                                                                          772    1,033    1,197    1,265    1,392
    Steam                                                                                5,537    6,214    7,385    8,116    9,062
  Subbituminous                                                                             --    4,690   13,338   13,743   12,941
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                         6,309   11,937   21,920   23,124   23,395
- ----------------------------------------------------------------------------------------------------------------------------------
  Coke                                                                                     782      622      634      537      571
- ----------------------------------------------------------------------------------------------------------------------------------
Average price of coal and coke (per ton)                                                $34.00*  $21.49*  $15.86   $15.79   $17.77
Net acreage (in thousands) at December 31:
  Developed:
    Bituminous                                                                              34       45       49       53       50
    Subbituminous                                                                           --       --        8        8        8
  Undeveloped bituminous                                                                   113      154      163      257      259
- ----------------------------------------------------------------------------------------------------------------------------------
*Reflects the absence of lower-value subbituminous coal sales subsequent to the divestment of Sun's western U.S. coal operations during 1993.

                                                                            67

QUARTERLY FINANCIAL AND STOCK MARKET INFORMATION
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                                                1994                                        1993
                                              ------------------------------------------------------------------------------------
                                                First     Second      Third     Fourth      First     Second      Third     Fourth
                                              Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
- ----------------------------------------------------------------------------------------------------------------------------------
Sales and other operating revenue
  (including consumer excise taxes)            $2,056     $2,218     $2,699     $2,845     $2,285     $2,360     $2,273     $2,262
Gross profit*                                    $244       $181       $302       $234       $227       $233       $285       $275
Income before cumulative effect of
  change in accounting principle                  $34        $12**      $48***      $3+       $35        $70++     $114+++     $64#
Net income                                        $27##      $12        $48         $3        $40###     $70       $114        $64
Income per share of common stock
  before cumulative effect of change
  in accounting principle                        $.32       $.11       $.45       $.03       $.32       $.66      $1.07       $.60
Net income per share of common stock             $.25##     $.11       $.45       $.03       $.37###    $.66      $1.07       $.60
Cash dividends per share of common stock         $.45       $.45       $.45       $.45       $.45       $.45       $.45       $.45
Common stock price range@--high               $35-1/4    $34-3/8    $29-1/4    $32-1/2    $30-1/4    $27-1/8    $28-7/8    $32-3/4
                         --low                $29-3/8    $25-1/8    $25-7/8    $26-3/8    $24-1/2    $22-1/4    $23-7/8    $28-1/2
- ----------------------------------------------------------------------------------------------------------------------------------
  *Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; exploratory costs and leasehold impairment; and production, consumer excise and other applicable taxes.
 **Includes a $13 million increase due to a gain on the sale of certain oil and gas exploration and production properties.
***Includes a $15 million increase due to a gain on the sale of certain oil and gas exploration properties and a $22 million decrease due to a provision for write-down of assets and other matters.
  +Includes a $10 million decrease due to a provision for write-down of assets and other matters.
 ++Includes a $19 million increase due to a gain on the sale of 6.8 million shares of Suncor common stock, a $9 million increase due to a gain on the disposal of certain oil and gas production properties and a $7 million increase due to a gain on the settlement of claims arising from a 1987 fire at Suncor's oil sands facility.
+++Includes a $65 million increase due to a gain on the disposal of certain oil and gas exploration and production properties and a $12 million decrease due to a provision for write-down of assets and other matters.
  #Includes a $10 million increase due to a gain on the sale of a products pipeline system and a $6 million increase due to a gain on the disposal of certain oil and gas exploration properties.
 ##Reflects a decrease in net income of $7 million or $.07 per share of common stock due to the cumulative effect for years prior to 1994 of a change in the method of accounting for the cost of postemployment benefits.
###Reflects an increase in net income of $5 million or $.05 per share of common stock due to the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes.
  @The Company's common stock is principally traded on the New York Stock Exchange, Inc. under the symbol "SUN."  The
   Company had approximately 49,000 holders of record of common stock as of January 31, 1995.

STATEMENT OF CASH FLOWS OF SUN BUSINESSES
(Millions of Dollars)

                                Fuels          Lubricants
                        --------------------  ------------
For the Year            Wholesale    Branded       Related                     International    Canada
Ended December 31, 1994     Fuels  Marketing  Lubes  Fuels  Chemicals  Logistics  Production  (Suncor)*  Corporate**  Consolidated
- ----------------------------------------------------------------------------------------------------------------------------------
Cash flows from
 operating activities:
  Income (loss)             $(115)     $  64    $61   $(49)      $ 32       $ 46       $  60      $  37        $ (46)        $  90
  Depreciation, depletion
   and amortization           110         59     13     13         11         12          51         90           --           359
  Other noncash items
   included in income (loss)  (30)        20     (4)    (1)        (2)         5         (11)        84          (57)            4
  Changes in working
   capital pertaining
   to operating activities     24         (3)    (7)    (2)       (18)         8         (19)        47           (2)           28
- ----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by
 operating activities         (11)       140     63    (39)        23         71          81        258         (105)          481
- ----------------------------------------------------------------------------------------------------------------------------------
Cash flows from
 investing activities:
  Capital expenditures       (191)      (169)    (5)   (19)       (63)       (81)       (100)      (220)          --          (848)
  Acquisition of Girard
   Point refinery and
   related assets            (137)        --     --     --        (11)       (16)         --         --           --          (164)
  Cash provided by operations
   held for sale               --         --     --     --         --         --          --         --           43            43
  Proceeds from divestments     2         13     --     --         --         --           5          7          104           131
  Other                         1         (7)    --     --         (2)        (2)         --          2           10             2
- ----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing
 activities                  (325)      (163)    (5)   (19)       (76)       (99)        (95)      (211)         157          (836)
- ----------------------------------------------------------------------------------------------------------------------------------
Net cash generated (used)   $(336)     $ (23)   $58   $(58)      $(53)      $(28)      $ (14)     $  47        $  52          (355)
- --------------------------------------------------------------------------------------------------------------------
Cash flows from financing
 activities:
  Cash provided by borrowings
   net of debt repayments                                                                                                      539
  Cash dividend payments                                                                                                      (192)
  Other                                                                                                                          7
- ----------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash
 equivalents                                                                                                                 $  (1)
- ----------------------------------------------------------------------------------------------------------------------------------
 *Includes Canadian corporate overhead and net financing expenses.
**Includes leasing operations, coal and real estate operations held for sale and the impact of the provision for write-down of assets and other matters.  Also includes the impact of a gain on divestment of exploration and production properties and the cumulative effect of change in accounting principle.  (See Notes 2 and 7 to the consolidated financial statements.)

68