Form 10-K, Exhibit 13
period 1995-12-31
SUN CO INC
filed 1996-03-07
CIK 95304

FINANCIAL SECTION CONTENTS

Selected Financial Data                       26
Management's Discussion and Analysis          27
Consolidated Statements of Income             36
Consolidated Balance Sheets                   37
Consolidated Statements of Cash Flows         38
Consolidated Statements of Changes in
 Stockholders' Equity                         39
Notes to Consolidated Financial Statements    40
Reports of Management and of Independent
 Accountants                                  55
Supplemental Financial and Operating Infor-
 mation                                       56
Quarterly Financial and Stock Market Infor-
 mation                                       62

SELECTED FINANCIAL DATA
(Millions of Dollars Except Per Share Amounts)

                                  1995      1994    1993    1992       1991
-------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
 Sales and other operating
  revenue (including
  consumer excise taxes)       $10,121    $9,818  $9,180 $10,445    $11,493
 Income (loss) from continuing
  operations before cumulative
  effect of change in
  accounting principle*           $227       $97    $283   $(317)**   $(130)***
 Income (loss) from discontin-
  ued operations+                  $--       $--     $--     $19      $(257)
 Cumulative effect of change
  in accounting principle++       $(87)      $(7)     $5   $(261)       $--
 Net income (loss)*               $140       $90    $288   $(559)**   $(387)***
-------------------------------------------------------------------------------
PER SHARE DATA:
 Income (loss) from continuing
  operations before cumulative
  effect of change in
  accounting principle           $2.24      $.91   $2.65  $(2.98)    $(1.23)
 Net income (loss)               $1.29      $.84   $2.70  $(5.26)    $(3.65)
 Cash dividends on preference
  stock                          $1.80       $--     $--     $--        $--
 Cash dividends on common
  stock                          $1.40     $1.80   $1.80   $1.80      $1.80
 Stockholders' equity           $17.16+++ $17.42  $18.60  $17.82     $25.41
-------------------------------------------------------------------------------
BALANCE SHEET DATA:
 Total assets                   $5,184    $6,465  $5,900  $6,071     $7,017
 Long-term debt                   $888    $1,073    $726    $792       $852
 Stockholders' equity           $1,699    $1,863  $1,984  $1,896     $2,696
-------------------------------------------------------------------------------

  *Includes after-tax income (loss) attributable to gain on divestments and pro-vision for write-down of assets and other matters totalling $98, $7 and $109 million for 1995, 1994 and 1993, respectively. (See Note 2 to the consolidated financial statements.)
 **Includes impact of a $456 million after-tax provision for write-down of as-sets and other matters and a $117 million after-tax gain on Iranian litigation settlement.
***Includes impact of a $103 million after-tax provision for write-down of as-sets and other matters and a $78 million after-tax provision for environmental remediation work at various domestic refining and marketing sites.
  +For a discussion of these operations, see Note 2 to the consolidated finan-
   cial statements.
 ++Consists of impact of the cumulative effect of a change in the method of accounting for impairment of long-lived assets in 1995, postemployment benefits in 1994, income taxes in 1993 and postretirement health care and life insurance benefits in 1992. (See Note 6 to the consolidated financial statements.)
+++Assumes redemption of preference shares for common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK

The petroleum industry is a highly competitive global business subject to sig-nificant volatility. Although Sun cannot be certain that its planning assump-tions will prove accurate, these assumptions and anticipated near-term market trends are enumerated below:

 . Sun's results will continue to be highly leveraged to refining margins which are historically difficult to predict. Although market fundamentals for re-fined petroleum products appear to be improving and offer the possibility for increasing margins over the next several years, the Company has devel-oped a business plan which assumes margins experienced in the 1994-95 time period will continue into the future. This plan is focused on improving
  Sun's results by increasing sales volumes, upgrading products, improving re-liability and efficiency of production facilities and reducing operating and administrative costs.

 . Ample supplies of light sweet crude oil will continue to be available, and the price differential between light sweet and heavy sour crude oils will remain relatively low. As Sun's domestic refineries process approximately 80 percent light sweet crude oil, the availability of light sweet crude oil and its price relative to alternative heavy sour crude oil are important to Sun's profitability and competitive position. The Company continually man-ages the raw material slate processed at its refineries in an effort to en-hance refining margins.

 . Retail gasoline marketing in the northeastern U.S. will continue to offer attractive investment returns. The Company's strategy is to improve profit-ability in this mature market by increasing sales volumes and reducing oper-ating and administrative costs. The Company will increase market share, de-spite a continuing rationalization of marginal accounts, through aggressive investments and marketing efforts. As a result of its logistically advantaged refining and distribution assets and its strong branded marketing presence in this region, the Company believes that it is well positioned to compete effectively.

 . Supply and demand for lubricants will be in balance in 1996. However, new lubricants supply coming onstream within the next year is expected to ad-versely impact margins. The Company is aggressively pursuing new contract customers, upgrading its product mix and lowering production costs to offset the impact of the industry's increase in supply.

 . Overall margins for chemicals in 1996 will decline compared to the very strong margins experienced during 1995.

 . Crude oil prices and production levels will continue to significantly impact the earnings of Sun's International Production business. Crude oil prices, on average, will approximate 1995 levels. While the Company's strategy is to opportunistically invest in producing properties or near-term development projects in the U.K. North Sea if returns on such investments are expected to exceed the Company's cost of capital for such projects, the Company will also consider other options for this business, including divestment. In the absence of acquisitions, the income and crude oil and natural gas reserves and production from this business will decline significantly through the end of the decade.

 . An oversupply of natural gas in the U.K. sector of the North Sea will cause downward pressure on natural gas prices in this region over the next several years. Although a large portion of Sun's natural gas production is sold un-der long-term contracts to British Gas Corporation, the timing of the liftings and the recognition of earnings associated with these contracts are uncertain.

FINANCIAL AND OPERATIONAL RESTRUCTURING

During 1995, the Company implemented an extensive operational and financial restructuring designed to significantly improve its competitive position and establish a solid foundation for improved financial performance. The major ac-tions taken by the Company are enumerated below:

 . Divested the Company's 55-percent interest in Suncor Inc., its former Cana-dian petroleum subsidiary, for net cash proceeds of $770 million, of which $635 million was received in June 1995, with the remainder due in 1996;

 . Reduced debt by more than $500 million through the use of a significant por-tion of the Suncor proceeds to repay debt and the elimination of Suncor's debt of approximately $165 million as part of the Suncor sale;

 . Reduced the quarterly common stock dividend from $.45 per share ($1.80 per year) to $.25 per share ($1.00 per year);

 . Repurchased 6.4 million shares of common stock through a tender offer for $192 million;

 . Exchanged 25 million "depositary shares" in a tax free transaction for an equal number of shares of common stock. Each depositary share represents ownership of one-half share of the Company's newly issued Series A cumula-tive preference stock and accrues dividends quarterly at a rate of $.45 per depositary share ($1.80 per year);

 . Established a program to purchase up to $100 million of common stock in the open market from time to time depending on prevailing market conditions and opportunities. Pursuant to this program, approximately 1.7 million common shares were purchased by the Company during 1995 for approximately $46 mil-lion;

 . Restructured the Company into eight business units plus a holding company and a services organization. The accompanying "Earnings Profile of Sun Busi-nesses" and related analyses reflect this new organizational structure; and

 . Reduced complement and implemented other cost reduction actions that are ex-pected to result in pretax savings of approximately $110 million a year.

For additional information regarding the elements of the financial and opera-tional restructuring, see Notes 2 and 15 to the consolidated financial state-ments.

RESULTS OF OPERATIONS

The following Earnings Profile of Sun Businesses and related analyses reflect Sun's new organizational structure established in 1995. Prior year amounts have been restated to conform to this new presentation. The major element of this restatement is the reclassification of Sun's midwestern U.S. wholesale fuels, branded marketing and chemicals operations from the predecessor Fuels and Chemicals businesses into the new Sunoco MidAmerica Marketing & Refining business unit. In addition, the restatement reflects a new method of allocat-ing support costs among Sun's core refining and marketing businesses based upon the level of services rendered.

EARNINGS PROFILE OF SUN BUSINESSES (after tax)
(Millions of Dollars)

                                                             1995  1994* 1993*
------------------------------------------------------------------------------
Sun Northeast Refining                                       $(37) $(77) $(22)
Sunoco Northeast Marketing                                     45    59    80
Sunoco Chemicals                                               68    25    10
Sunoco Lubricants                                             (15)   (2)    5
Sunoco MidAmerica Marketing & Refining                         (8)   (8)    5
Sunoco Logistics                                               53    45    55
Sun Coal and Coke                                              25    15     2
Sun International Production                                   57    60    73
Corporate expenses                                            (24)  (23)  (21)
Net financing expenses                                        (55)  (32)  (25)
Real estate operations held for sale                           (1)    2     1
Canada (Suncor)**                                              23    37    33
------------------------------------------------------------------------------
                                                              131   101   196
Special items:***
 Gain on divestment of Suncor common stock                    157    --    19
 Gain on divestment of exploration and production properties   --    28    80
 Provision for write-down of assets and other matters         (61)  (32)  (12)
 Cumulative effect of change in accounting principle+         (87)   (7)    5
------------------------------------------------------------------------------
Consolidated net income                                      $140  $ 90  $288
------------------------------------------------------------------------------

  *Restated to conform to the 1995 presentation.
 **Sun reduced its ownership interest in Suncor from 68 percent to 55 percent in May 1993 and sold its remaining 55-percent interest in June 1995.
***For a discussion of special items, see Notes 2 and 6 to the consolidated financial statements.
  +Consists of the impact of the cumulative effect of a change in the method of accounting for impairment of long-lived assets in 1995, postemployment benefits in 1994 and income taxes in 1993.

ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

In 1995, Sun Company, Inc. and its subsidiaries recorded net income of $140 million, or $1.29 per share of common stock compared to $90 million, or $.84 per share in 1994 and $288 million, or $2.70 per share in 1993. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun's income was $131 million in 1995, compared to $101 million in 1994 and $196 million in 1993.

The $30 million increase in earnings before special items in 1995 was primar-ily due to higher chemical, wholesale gasoline and asphalt margins, improved refinery operations, income associated with growth capital expenditures and reduced expenses resulting from cost containment efforts. Partially offsetting these positive factors were record low distillate margins experienced in the first half of 1995, lower retail gasoline and lubricant sales volumes, higher net financing expenses and the absence of earnings from Suncor following its sale in June 1995. In 1994, the $95 million decline in earnings before special items was primarily due to lower average wholesale product margins, lower re-tail sales volumes and higher operating and administrative expenses. For a more detailed discussion of the key factors that affected Sun's income during the 1993-95 period, see the individual business discussions below.

SUN NORTHEAST REFINING--The Sun Northeast Refining business consists of the manufacturing and wholesale marketing of fuels produced at Sun's Marcus Hook, PA and Philadelphia, PA refineries.

                                                     1995      1994     1993
------------------------------------------------------------------------------
Losses (millions of dollars)                         $  (37)   $  (77)  $  (22)
Wholesale margin* (per barrel)                       $ 2.73    $ 2.38   $ 2.84
Wholesale sales (thousands of barrels daily):
 To unaffiliated customers:
  Gasoline                                             98.2      41.3      6.7
  Middle distillates                                  133.8     104.3     85.1
  Residual fuel                                        50.6      34.1     23.7
  Asphalt                                              24.1      26.5     25.2
  Other                                                39.7      38.6     18.5
------------------------------------------------------------------------------
                                                      346.4     244.8    159.2
 To affiliates (primarily gasoline)                   184.3     197.4    202.0
------------------------------------------------------------------------------
                                                      530.7     442.2    361.2
------------------------------------------------------------------------------
Crude unit capacity (thousands of barrels daily)
 at December 31                                       482.0     482.0    305.0
Crude unit capacity utilized                             93%       86%      83%
------------------------------------------------------------------------------

*Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.

Sun Northeast Refining results increased $40 million in 1995 after declining $55 million during 1994. The results in 1995 and 1994 included $17 and $1 mil-lion, respectively, of after-tax income from operations at the Philadelphia refinery's 177,000 barrel-per-day Girard Point facilities acquired on August 4, 1994. (See

"Sunoco Chemicals" below for a discussion of the income contribution to that business attributable to the Girard Point acquisition.)

Excluding activity from the Girard Point facilities, Sun Northeast Refining results increased $24 million during 1995 primarily due to higher average wholesale fuels product margins ($36 million), partially offset by lower sales volumes ($15 million). The improvement in wholesale fuels margins reflects the favorable impact of stronger market conditions for asphalt and wholesale gaso-line, partially offset by the record low margins for middle distillates expe-rienced in the first half of 1995.

During 1994, the $55 million decline in Sun Northeast Refining results was largely due to lower average wholesale fuels product margins ($42 million), principally on gasoline, and higher operating and administrative expenses ($11 million), partially offset by a $5 million after-tax gain recognized in con-nection with the settlement of various inventory hedging contracts.

Wholesale gasoline margins were adversely impacted in both 1994 and 1995 by the inability to fully recover the higher cost of making reformulated gaso-line.

SUNOCO NORTHEAST MARKETING--The Sunoco Northeast Marketing business consists of the retail sale of gasoline and middle distillates in New England and the Mid-Atlantic states and convenience-store operations in these regions. Branded marketing operations conducted in the midwestern U.S. are included in the Su-noco MidAmerica Marketing & Refining business discussed below.

                                      1995   1994  1993
-------------------------------------------------------
Income (millions of dollars)           $45    $59   $80
Gasoline margin* (per barrel)        $4.88  $4.86 $5.00
Sales (thousands of barrels daily):
 Gasoline                            158.0  168.5 177.6
 Middle distillates                   14.7   16.2  17.2
-------------------------------------------------------
                                     172.7  184.7 194.8
-------------------------------------------------------
Retail gasoline outlets              2,944  3,186 3,424
-------------------------------------------------------

*Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

The $14 million decrease in Sunoco Northeast Marketing income in 1995 was pri-marily due to a 6 percent decline in sales volumes ($14 million) and higher depreciation expense ($6 million), partially offset by lower operating and ad-ministrative expenses ($10 million). The volume decline was due largely to the elimination of some marginal accounts and the further rationalization of Sun's service station portfolio in connection with a program to modernize its retail gasoline outlets and convert them to a single brand ("Branded for Success").

Sunoco Northeast Marketing results declined $21 million in 1994 due largely to lower sales volumes ($11 million) and higher operating and administrative ex-penses ($9 million) in part due to increased expenses related to the Branded for Success program. The adverse impact of lower retail gasoline margins in 1994 was essentially offset by higher margins on middle distillates sold at retail. The five percent decline in branded gasoline volumes during 1994 was caused primarily by the temporary closure of service stations during the Branded for Success program and the elimination of some marginal accounts.

SUNOCO CHEMICALS--The Sunoco Chemicals business consists of the manufacturing and marketing of commodity and intermediate petrochemicals produced at the Marcus Hook and Philadelphia refineries, at an ethylene oxide plant in Bran-denburg, KY and at a joint venture MTBE facility in Mont Belvieu, TX. Petro-chemicals manufactured and sold at the Toledo, OH refinery are included in the Sunoco MidAmerica Marketing & Refining business discussed below.

                                  1995   1994   1993
----------------------------------------------------
Income (millions of dollars)       $68    $25    $10
Chemicals margin* (per barrel)  $25.58 $17.63 $12.61
Petrochemical sales (thousands
of barrels daily):
 Aromatics                         8.5    5.2    5.3
 Propylene                         8.1    8.4   10.2
 Ethylene/ethylene oxide           2.3    2.3    2.4
 Other                             2.0    2.6    1.6
----------------------------------------------------
                                  20.9   18.5   19.5
----------------------------------------------------

*Wholesale sales price less the cost of feedstocks and product purchases.

Income from Sunoco Chemicals increased $43 million in 1995 due to signifi-cantly higher margins ($32 million), higher sales volumes ($2 million) and higher aromatics production from the Girard Point facilities acquired from Chevron in August 1994 ($11 million). The addition of cyclohexane production from a new plant completed at the Marcus Hook refinery in the first quarter of 1995 contributed to the higher margins and volumes.

Sunoco Chemicals income increased $15 million in 1994 due to higher margins ($17 million) and a $10 million contribution from the sale of petrochemicals produced at the Girard Point facilities. A strengthening in the worldwide economy and a cyclical upturn in most petrochemical product markets in the second half of 1994 led to the improved product margins, which continued through most of 1995. Partially offsetting these positive factors were lower sales volumes ($10 million) resulting from production curtailments during the first half of 1994 and higher operating expenses ($5 million).

SUNOCO LUBRICANTS--The Sunoco Lubricants business is comprised of the manufac-turing, packaging and marketing of a broad line of lubricating and specialty oils produced at Sun's Tulsa, OK and Puerto Rico refineries as well as the re-lated manufacturing and wholesale marketing of fuels produced at these facili-ties.

                                                1995   1994   1993
------------------------------------------------------------------
Income (loss) (millions of dollars)             $(15)   $(2)    $5
Wholesale margin* (per barrel)                 $4.12  $4.56  $4.79
Wholesale sales (thousands of barrels daily):
 To unaffiliated customers:
  Specialty oils                                 8.6    9.8    9.5
  Base oils                                      6.9    8.9    6.6
  Waxes and other lubricants                     4.5    3.6    3.4
------------------------------------------------------------------
                                                20.0   22.3   19.5
  Gasoline                                      25.9   31.2   26.8
  Middle distillates                            44.9   47.4   41.5
  Residual fuel                                 19.5   13.3   13.7
  Other                                         11.1    6.1    9.8
------------------------------------------------------------------
                                               121.4  120.3  111.3
 To affiliates**                                27.0   33.9   34.6
------------------------------------------------------------------
                                               148.4  154.2  145.9
------------------------------------------------------------------

 *Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
**Primarily "lubes-extracted" feedstocks which are transported to the Toledo refinery for further processing.

The $13 million decline in Sunoco Lubricants results in 1995 was due primarily to lower margins on wholesale fuels products ($15 million), principally distil-lates, and lower lubricants sales volumes ($15 million), partially offset by higher average margins for both base oil and specialty oil products ($9 mil-lion) and lower operating and administrative expenses ($9 million). The decline in sales volumes and operating expenses was in part due to a major planned maintenance turnaround at the Tulsa refinery during 1995.

Income from Sunoco Lubricants declined $7 million in 1994 due largely to lower margins ($18 million), principally for base oils and wholesale fuels products, and higher operating and administrative expenses ($15 million) resulting pri-marily from increased refinery production levels. Partially offsetting these negative factors were higher lubricants ($16 million) and wholesale fuels ($3 million) sales volumes and a lower effective tax rate ($6 million).

SUNOCO MIDAMERICA MARKETING & REFINING--The Sunoco MidAmerica Marketing & Re-fining business consists of the retail sale of gasoline and middle distillates and convenience-store operations in the midwestern U.S. (primarily Ohio and Michigan) as well as the manufacturing and wholesale marketing of fuels and petrochemicals produced at Sun's Toledo, OH refinery.

                                                        1995   1994   1993
--------------------------------------------------------------------------
Income (loss) (millions of dollars)                      $(8)   $(8)    $5
--------------------------------------------------------------------------
Retail Marketing:
 Gasoline margin* (per barrel)                         $3.86  $3.83  $3.68
 Sales (thousands of barrels daily):
  Gasoline                                              46.6   46.4   46.0
  Middle distillates                                     4.2    4.3    4.2
--------------------------------------------------------------------------
                                                        50.8   50.7   50.2
--------------------------------------------------------------------------
 Retail gasoline outlets                                 917    929  1,018
--------------------------------------------------------------------------
Refining and Wholesale Marketing:
 Wholesale margin** (per barrel):
  Fuels                                                $2.98  $3.75  $3.96
  Petrochemicals                                       $9.06  $9.88  $6.10
 Wholesale sales (thousands of
 barrels daily):
  To unaffiliated customers:
   Gasoline                                             29.9   22.6   23.2
   Middle distillates                                   13.3   14.4   13.8
   Residual fuel                                         3.8    4.1    3.4
   Petrochemicals                                       10.2    9.0    9.3
   Asphalt                                               2.6    2.8    2.9
   Other                                                 5.8    5.6    8.0
--------------------------------------------------------------------------
                                                        65.6   58.5   60.6
  To affiliates and Sunoco MidAmerica Retail Marketing  54.8   53.8   55.5
--------------------------------------------------------------------------
                                                       120.4  112.3  116.1
--------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                         125.0  125.0  125.0
Crude unit capacity utilized                             89%    90%    94%
--------------------------------------------------------------------------

 *Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distri-bution channels.
**Wholesale sales price of fuels and petrochemicals less cost of crude oil, other feedstocks and purchased refined products.

Sunoco MidAmerica Marketing & Refining results were unchanged in 1995 as lower average wholesale fuels product margins ($21 million) were essentially offset by higher wholesale fuels ($6 million) and petrochemicals ($3 million) sales volumes and lower refinery operating expenses ($10 million). The decline in op-erating expenses was largely attributable to a major planned maintenance turn-around at the Toledo refinery during 1995.

Sunoco MidAmerica Marketing & Refining results declined $13 million in 1994 primarily due to lower average wholesale fuels margins ($6 million), lower wholesale fuels sales volumes ($3 million) and higher operating and administra-tive expenses ($10 million). Partially offsetting these negative factors were higher petrochemicals margins ($8 million).

SUNOCO LOGISTICS--The Sunoco Logistics business consists of pipeline transpor-tation of crude oil and refined petroleum products, domestic crude oil acquisi-tion from third-party leases, crude oil trucking and the Nederland, TX crude oil terminalling operation.

                                                      1995    1994    1993
--------------------------------------------------------------------------
Income (millions of dollars)                           $53     $45     $55
Pipeline throughput (thousands of barrels daily):
 Unaffiliated customers                              557.0   565.0   567.0
 Affiliated customers                                776.0   715.0   687.0
--------------------------------------------------------------------------
                                                   1,333.0 1,280.0 1,254.0
--------------------------------------------------------------------------

Sunoco Logistics income increased $8 million in 1995 in part due to higher earnings from Sun's joint venture operations, the Marysville, MI crude oil pipeline system and expanded crude oil pipeline operations in Texas. Income from Sun's new inter-refinery pipeline connecting the Philadelphia and Marcus Hook refineries and from a new pipeline delivering jet fuel to the Philadel-phia airport also contributed to the improvement in earnings.

Income from Sunoco Logistics decreased $10 million in 1994 due to the absence of a $10 million after-tax gain recognized in 1993 on the sale of Sun's re-fined products pipeline system operating in Oklahoma and Arkansas.

SUN COAL AND COKE--The Sun Coal and Coke business consists of coal production from mines in Virginia and Kentucky and coke manufacturing at the Company's facility in Vansant, VA.

                                                        1995   1994   1993
---------------------------------------------------------------------------
Income (millions of dollars)                             $25    $15     $2
Average sales price of coal and coke (per ton)        $37.65 $34.00 $21.49*
Proven and probable coal reserves (millions of tons)     139    187    251
Production (thousands of tons):
 Coal                                                  5,121  6,595 12,858
 Coke                                                    638    678    642
---------------------------------------------------------------------------

*Includes the impact of lower-value subbituminous coal sales prior to the di-vestment of Sun's western U.S. coal operations during 1993.

Income from Sun Coal and Coke increased $10 million during 1995 primarily due to higher margins for coke and improved mining operations. During 1994, Sun Coal and Coke earnings increased $13 million primarily due to the exclusion of income of this business from consolidated net income during the first nine months of 1993 when Sun Coal and Coke was accounted for as a discontinued op-eration. (See Note 2 to the consolidated financial statements.)

SUN INTERNATIONAL PRODUCTION--The Sun International Production business con-sists of the development, production and marketing of crude oil, condensate, natural gas liquids and natural gas located in the United Kingdom sector of the North Sea.

                                         1995   1994   1993
-----------------------------------------------------------
Income (millions of dollars)              $57    $60    $73
Crude oil, condensate and natural
gas liquids:
 Proved reserves (millions of barrels)
  at December 31                           39     38     31
 Net production (thousands of
  barrels daily)                         27.4   29.0   28.0
 Average price (per barrel)            $16.82 $15.73 $16.75
Natural gas:
 Proved reserves (billions of cubic
  feet) at December 31                     83     96    109
 Net production (millions of cubic
  feet daily)                              36     46     56
 Average price (per thousand cubic
  feet)                                 $2.99  $2.96  $2.93
-----------------------------------------------------------

Sun International Production earnings decreased $3 million in 1995 due largely to lower crude oil ($5 million) and natural gas ($7 million) production vol-umes, and higher operating and administrative expenses ($5 million) attribut-able to operating activities at the Ninian/Columba fields in the U.K. North Sea, which were acquired in the third quarter of 1994. Also contributing to the decrease in earnings was the absence of a $2 million after-tax gain recog-nized in 1994 on the redetermination of the Pickerill field in the U.K. North Sea. Partially offsetting these negative factors were higher crude oil prices ($7 million), a gain from the settlement of litigation surrounding previously expropriated assets outside the U.K. North Sea ($4 million) and a decrease in after-tax foreign exchange translation losses ($5 million). The decrease in crude oil volumes was attributable to natural production declines at mature fields in the U.K. North Sea, partially offset by the increased operating ac-tivities at the Ninian/Columba fields. The decline in natural gas volumes re-flects lower nominations by British Gas Corporation.

Income declined $13 million in 1994 due largely to lower crude oil prices ($7 million) and natural gas volumes ($8 million) and an increase in after-tax foreign exchange translation losses ($7 million). Partially offsetting these negative factors were the $2 million after-tax gain recognized in 1994 on the redetermination of the Pickerill field and $6 million of after-tax income at-tributable to crude oil production from the Ninian/Columba fields.

NET FINANCING EXPENSES--Net financing expenses (excluding Suncor) increased $23 million in 1995 primarily due to higher long-term debt expense ($13 mil-lion) and lower capitalized interest ($6 million). The increase in long-term debt expense was due largely to the high level of growth capital expenditures in 1994 which was partially offset by the substantial reduction in Company debt that occurred in the second half of 1995 in connection with the financial restructuring. Net financing expenses increased $7 million in 1994 due primar-ily to the absence of a gain on the sale of an equity investment recognized in 1993 ($3 million) and a higher average borrowing position ($9 million), par-tially offset by higher earnings from leas-ing operations ($5 million). The higher average borrowing position in 1994 was due in part to the high level of growth capital spending in that year.

REAL ESTATE OPERATIONS HELD FOR SALE--For a discussion of Sun's real estate operations held for sale, see Note 2 to the consolidated financial statements.

CANADA (SUNCOR)--Suncor's operating income decreased $14 million in 1995 pri-marily due to the absence of earnings subsequent to the June 8, 1995 divest-ment of Sun's remaining 55-percent interest in this former Canadian petroleum subsidiary. In 1994, operating income at Suncor increased $4 million primarily as a result of higher earnings from Canadian exploration and production and oil sands operations.

SPECIAL ITEMS--For a discussion of the special items shown separately in the Earnings Profile of Sun Businesses, see Notes 2 and 6 to the consolidated fi-nancial statements.

ANALYSIS OF CONSOLIDATED STATEMENTS OF INCOME

1995 VS. 1994--Sales and other operating revenue increased $303 million, or 3 percent, principally due to higher domestic refined product sales volumes ($677 million) and prices ($442 million), partially offset by lower domestic consumer excise taxes ($57 million) and lower sales and other operating reve-nue attributable to Suncor ($733 million, including Canadian consumer excise taxes of $308 million) reflecting its divestment on June 8, 1995. The higher domestic refined product sales volumes were largely attributable to the Girard Point refining facilities acquired on August 4, 1994. For a discussion of the $242 million pretax gain on divestment of Suncor common stock recorded in 1995, see Note 2 to the consolidated financial statements. The $48 million de-crease in gain on other divestments is primarily due to the absence of $35 million of gains recognized during 1994 on the divestment of oil and gas prop-erties located in Colombia and the U.K. North Sea. Other income increased $16 million, principally due to higher income from operations held for sale ($6 million), lower foreign exchange losses ($5 million) and higher equity in earnings of affiliated companies ($4 million).

Cost of products sold and operating expenses increased $753 million, or 12 percent, primarily due to higher domestic crude oil and refined product acqui-sition costs ($907 million) and higher domestic refinery operating expenses ($72 million), partially offset by lower cost and operating expenses attribut-able to Suncor ($281 million). The increase in product acquisition costs and refinery operating expenses was largely attributable to the Girard Point re-fining facilities acquisition. Selling, general and administrative expenses decreased $79 million, or 11 percent, primarily due to lower expenses as a re-sult of the Suncor divestment and cost containment efforts implemented during 1995. Taxes, other than income taxes decreased $375 million, or 17 percent, due to a decline in consumer excise taxes ($365 million) largely attributable to the Suncor divestment. Depreciation, depletion and amortization decreased $18 million, or 5 percent, primarily as a result of the Suncor divestment ($52 million), partially offset by an increased depreciable asset base in Sun's do-mestic refining and marketing operations resulting from the high level of 1994 capital spending. For a discussion of the $93 and $54 million pretax provi-sions for write-down of assets and other matters recorded in 1995 and 1994, respectively, see Note 2 to the consolidated financial statements. The $9 mil-lion decrease in exploratory costs and leasehold impairment and the $16 mil-lion decrease in minority interest are due to the Suncor divestment. Interest cost and debt expense increased $8 million, or 8 percent, due principally to higher long-term debt expense associated with the high level of 1994 growth capital expenditures, partially offset by the substantial reduction in Company debt that occurred in the second half of 1995 in connection with the financial restructuring. For a discussion of the cumulative effect of the changes in ac-counting principles, see Note 6 to the consolidated financial statements.

1994 VS. 1993--Sales and other operating revenue increased $638 million, or 7 percent, principally due to higher refined product sales volumes ($644 mil-lion) and an increase in consumer excise taxes ($233 million), partially off-set by lower refined product sales prices ($158 million) and lower revenues from resales of purchased crude oil and refined products ($90 million). The higher refined product sales volumes were primarily due to the acquisition of the Girard Point refining facilities on August 4, 1994. For a discussion of the $30 million pretax gain on divestment of Suncor common stock recorded in 1993, see Note 2 to the consolidated financial statements. The $93 million de-crease in gain on other divestments is primarily due to the absence of gains recognized in 1993 on the divestment of a products pipeline system ($17 mil-lion) and oil and gas properties located in Dubai, Canada and the U.K. North Sea ($109 million), partially offset by gains recognized in 1994 on the di-vestment of oil and gas properties located in Colombia and the U.K. North Sea ($40 million). Interest income decreased $2 million, or 11 percent, primarily due to lower average investment balances. Other income decreased $22 million primarily as a result of the absence of a $17 million gain attributable to the 1993 settlement of claims arising from a 1987 fire at Suncor's oil sands plant and lower foreign exchange gains ($6 million).

Cost of products sold and operating expenses increased $455 million, or 8 per-cent, primarily due to higher domestic crude oil and refined product acquisi-tion costs ($463 million) and higher refinery operating expenses ($95 mil-lion), partially offset by lower resales of purchased crude oil and refined products ($90 million). The increase in acquisition costs and refinery operat-ing expenses was primarily due to the acquisition of the Girard Point refining facilities on August 4, 1994. Selling, general and administrative expenses in-creased $56 million, or 9 percent, primarily due to higher expenses in Sun's domestic refining and marketing operations. This increase was due in part to higher employee-related expenses and to increased expenses associated with the Branded for Success program. Taxes, other than income taxes increased $229 million, or 11 percent, due to higher consumer excise taxes ($233 million). Depreciation, depletion and amortization in-creased $5 million, or 1 percent, primarily as a result of a higher depreciable asset base in Sun's domestic refining and marketing operations. For a discus-sion of the $54 and $23 million pretax provisions for write-down of assets and other matters recorded in 1994 and 1993, respectively, see Note 2 to the con-solidated financial statements. Interest cost and debt expense increased $16 million, or 20 percent, due largely to higher average corporate borrowings. For a discussion of the cumulative effect of the changes in accounting principles, see Note 6 to the consolidated financial statements.

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

CASH AND WORKING CAPITAL--At December 31, 1995, Sun had cash and cash equiva-lents of $14 million compared to $117 million at December 31, 1994 and had a working capital deficit of $70 million versus a working capital deficit of $407 million at December 31, 1994. Sun's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheet. The current replacement cost of all such inven-tories exceeds the carrying value at December 31, 1995 by $528 million. Inven-tories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replacement values. Management believes that the current levels of Sun's cash and working capital provide adequate sup-port for its ongoing operations.

CASH FLOWS AND FINANCIAL CAPACITY--In 1995, Sun's net cash provided by operat-ing activities ("cash generation") was $352 million compared to $481 million in 1994 and $413 million in 1993. The fluctuations in cash generation during the 1993-95 period were primarily due to changes in income before special items and in working capital pertaining to operating activities. Cash generation was sig-nificantly greater than net income during the 1993-95 period primarily due to the significant amounts of noncash charges which result from the capital inten-sive nature of Sun's businesses.

Divestment activities have also been a source of cash and have enhanced liquid-ity. During the 1993-95 period, proceeds from divestments totalled $1,202 mil-lion, including $804 million received in the 1993-95 period from the sale of Suncor common stock and $141 million received in the 1993-94 period from the sale of certain exploration and production properties located in Dubai, Colom-bia, Canada and the U.K. North Sea. In addition, coal operations held for sale provided $129 million in 1993 from the sale of Sun's western U.S. coal opera-tions.

Management believes that future cash generation will be sufficient to satisfy Sun's capital requirements and to pay the current cash dividends on common and preference stock. However, from time to time, the Company's short-term cash re-quirements may exceed its cash generation due to various factors including vol-atility in crude oil and refined product markets and increases in capital spending and working capital levels. During those periods, the Company may sup-plement its cash generation with proceeds from divestment and financing activi-ties. In the event that cash generation and divestment proceeds are insuffi-cient to satisfy near-term cash requirements, the Company has access to $600 million of short-term financing for operations in the form of commercial paper and revolving credit agreements from commercial banks. The Company also has ac-cess to short-term financing under non-committed money market facilities.

The following table sets forth amounts outstanding related to the above short-term borrowing arrangements as well as to Sun's other borrowings at:

                                       December 31
                                       -----------
(Millions of Dollars)                  1995   1994
--------------------------------------------------
Short-term borrowings:
 Commercial paper                      $  4 $  216
 Non-committed money market facilities   50      5
--------------------------------------------------
                                         54    221
Current portion of long-term debt         3     99
Long-term debt                          888  1,073
--------------------------------------------------
Total borrowings                       $945 $1,393
--------------------------------------------------

The Company has been able to substantially reduce its debt as a result of the Suncor sale and the financial restructuring completed during 1995. The Company also repurchased approximately 8.1 million shares of common stock during 1995 through a tender offer and open market purchases. As a result of these actions, Sun's debt-to-capital ratio declined from 42.8 percent at December 31, 1994 to
35.7 percent at December 31, 1995.

Management believes there is sufficient borrowing capacity available to provide for Sun's future cash requirements. In addition, the Company has the option of issuing additional common stock as a means of increasing its equity base; how-ever, there are no current plans to do so. Furthermore, no commitments have been made with respect to any investment opportunity which would require the use of a significant portion of Sun's unused financial capacity.

CAPITAL EXPENDITURES

(Millions of Dollars)              1996 PLAN 1995 1994*   1993*
---------------------------------------------------------------
Sun Northeast Refining                  $137 $103 $163    $112
Sunoco Northeast Marketing               104  102  146     101
Sunoco Chemicals                          59   55   61      23
Sunoco Lubricants                         28   52   25      54
Sunoco MidAmerica Marketing
 & Refining                               44   48   52      38
Sunoco Logistics                          40   42   81      31
Sun Coal and Coke**                       18    7   --      --
Sun International Production              30   30  100      51
Canada (Suncor)                           --  106  220     202
---------------------------------------------------------------
Consolidated capital expenditures       $460 $545 $848*** $612
---------------------------------------------------------------

  *Restated to conform to the new organizational structure established in 1995. **Excludes capital expenditures of Sun Coal and Coke prior to June 30, 1995 while such operations were accounted for as an investment held for sale. ***Excludes $164 million attributable to the purchase of the Girard Point re-
   fining facilities, related inventory and pipeline interests.

Capital expenditures for 1995 totalled $545 million compared to $848 million in 1994 and $612 million in 1993. The 36 percent decrease in 1995 was largely due to significantly lower spending on growth projects in Sun's core domestic re-fining and marketing and international production businesses as the Company fo-cused on fully integrating the acquisitions and growth projects completed dur-ing 1994. Also contributing to the decline in 1995 capital spending was a re-duction in outlays in Canada as a result of the divestment of Suncor on June 8, 1995.

Capital expenditures in 1995 included the following major outlays: $61 million related to the Branded for Success service station conversion and modernization program; $26 million at the Marcus Hook refinery to begin expansion of a pro-pylene unit and complete expansion of an ethylene oxide unit; $18 million to complete a new cyclohexane plant and expand benzene extraction capacity at the Marcus Hook refinery ("Northeast Aromatics and Cyclohexane Project"); $13 mil-lion to complete the construction of a pipeline connecting the Philadelphia and Marcus Hook facilities; and $12 million to develop the Columba field in the U.K. North Sea. In 1994, in addition to the acquisition of the Girard Point re-fining facilities and related assets, major capital expenditures included: $64 million related to the Branded for Success program; $58 million related to the Northeast Aromatics and Cyclohexane Project; $43 million related to the inter-refinery pipeline construction; and $78 million to acquire an interest in the Ninian and Columba fields in the U.K. North Sea. In addition, $58 million was spent in 1994 to substantially complete a $110 million project to upgrade the wastewater treatment processing facilities at the Marcus Hook refinery.

The 1996 planned capital expenditures include $140 million for growth projects. Significant projects include: ongoing expansion of the propylene unit at the Marcus Hook refinery; continued investment in Sunoco branded marketing outlets; expansion of Sun's pipeline and terminalling capacity; and further development of Sun's existing reserves in the U.K. North Sea. An additional $320 million is designated for legally required and base infrastructure spending in 1996. A significant portion of the $320 million relates to projects that will enhance the reliability of the Company's operations or maintain the high quality image of Sunoco(R) retail outlets.

See "Environmental Matters" below for further discussion of Sun's capital ex-penditures in connection with pollution abatement activities.

ENVIRONMENTAL MATTERS

Sun is subject to numerous federal, state, local and foreign laws which regu-late the discharge of materials into, or otherwise relate to the protection of, the environment. These laws have required, and are expected to continue to re-quire, Sun to make significant expenditures of both a capital and expense na-ture. Several of the more significant federal laws applicable to the Company's operations include the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act ("RCRA").

The following table summarizes Sun's expenditures for environmental projects and compliance activities:

(Millions of Dollars)                       1995 1994   1993
--------------------------------------------------------------
Pollution abatement capital*                $ 78 $245   $123
Remediation and reclamation                   49   60     53
Operations, maintenance and administration   244  224**  142**
--------------------------------------------------------------
                                            $371 $529   $318
--------------------------------------------------------------

 *Capital expenditures for pollution abatement are expected to approximate $33 and $46 million in 1996 and 1997, respectively.
**Restated to conform to the 1995 presentation.

The increase in pollution abatement capital expenditures during 1994 was pri-marily due to outlays relating to the wastewater treatment and Northeast Aromatics and Cyclohexane projects at the Marcus Hook refinery and to enhance-ments to the steam and electricity generating facilities at Suncor's oil sands plant.

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act requires refiners to market cleaner-burning gasoline that re-duces emissions of certain toxic and conventional pollutants. Compliance with Clean Air Act requirements necessitates significant alterations to the composi-tion of gasoline sold in Sun's northeastern U.S. marketing area by reducing the maximum allowable benzene content, reducing summertime Reid Vapor Pressure ("RVP") and increasing the minimum oxygenate content for certain non-attainment areas. Despite uncertainties regarding the impact on the future profitability of Sun's domestic petroleum businesses of the Clean Air Act, as amended by ad-ditional regulations, management of Sun believes these businesses are well po-sitioned to meet the air toxics and reformulated fuel requirements under pres-ent regulations as they continue to be phased in over the next few years.

CERCLA and RCRA, and related state laws subject Sun to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at Sun's facilities and at third-party or formerly-owned sites at which contaminants generated by Sun may be located. Under CERCLA, Sun is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1995, Sun had been named as a PRP at 45 sites iden-tified or potentially identifiable as "Superfund" sites under CERCLA. Sun has reviewed the nature and extent of its involvement at each site and other rele-vant circumstances and, based upon the other parties involved or Sun's negligi-ble participation therein, believes that its potential liability associated with such sites will not be significant. Under RCRA and related state laws, corrective remedial action has been initiated at some of Sun's facilities and will be required to be undertaken by Sun at various of its other facilities. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time. In addition, Sun is currently in-volved in litigation with a private party to determine responsibility for remediation at a formerly-owned refinery in Oklahoma. Management believes that Sun is fully indemnified for this potential liability.

Sun establishes accruals related to environmental remediation activities for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Sun also accrues estimated dismantle-ment, restoration and abandonment costs at its international oil and gas pro-duction operations. For a discussion of the accrued liabilities and charges against income related to these activities, see Note 14 to the consolidated fi-nancial statements.

Total future costs for environmental remediation and dismantlement, restoration and abandonment activities will depend upon, among other things, the identifi-cation of additional sites, the determination of the extent of the contamina-tion of each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal require-ments, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation level and financial viability of other parties.

Management believes that the overall expenditures for environmental activities are likely to be significant but are expected to be incurred over an extended period of time and to be funded from Sun's net cash provided by operating ac-tivities. Although potentially significant with respect to results of opera-tions or cash flows for any one year, management believes that such costs will not have a material impact on Sun's consolidated financial position or, over an extended period of time, on Sun's cash flows or liquidity.

COMMODITY AND FOREIGN CURRENCY CONTRACTS

Sun uses futures, options, forwards, swaps and other similar contracts to hedge the impact of fluctuations in oil and natural gas prices, foreign currency ex-change rates and interest rates. Significant hedging strategies are reviewed and approved by the Board of Directors before being implemented. Policy con-trols limit the aggregate commodity and foreign currency price exposure as well as the maximum volume and/or dollar amount of hedging positions.

In Sun's domestic refining and marketing operations, hedging strategies are used to achieve ratable pricing of crude oil purchases and refined product sales. These hedging activities have not been significant. In 1995, Sun also has entered into foreign currency forward contracts to hedge the impact of ex-change rate changes on the Canadian dollar-denominated installment note receiv-able due in 1996 from the divestment of Suncor. Gains and losses from the above hedging activities have not been material.

STOCK-BASED COMPENSATION

In October 1995, Statement of Financial Accounting Standards No. 123, "Account-ing for Stock-Based Compensation," was issued. It encourages, but does not re-quire, an alternative method of accounting for employee stock compensation plans to the method currently prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB NO. 25"). The new ac-counting standard will have no impact on Sun's net income or financial position as the Company intends to continue to utilize the accounting guidance set forth in APB NO. 25.

CASH DIVIDENDS

The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1993-94 period, annual cash dividends of $1.80 per share ($.45 per share each quarter) were paid on the Company's common stock. Effective with the third quarter of 1995, Sun reduced its quarterly common stock dividend to $.25 per share. As a result, the cash dividends paid on common stock for 1995 to-talled $1.40 per share. The Company expects to continue to sustain the quar-terly common stock cash dividend at its current level.

During the third quarter of 1995, Sun exchanged 25 million "depositary shares" in a tax free transaction for an equal number of shares of its common stock. Each depositary share represents ownership of one-half share of the Company's newly issued Series A cumulative preference stock. The depositary shares accrue dividends annually at a rate of $1.80 per share ($.45 per share each quarter). In 1995, cash dividends paid on depositary shares totalled $.90 per share. (See
Note 15 to the consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME             Sun Company, Inc. and Subsidiaries
(Millions of Dollars Except Per Share Amounts)

For the Years Ended December 31                           1995    1994    1993
-------------------------------------------------------------------------------
REVENUES
Sales and other operating revenue (including consumer
 excise taxes of $1,751 in 1995,
 $2,116 in 1994 and $1,883 in 1993)                    $10,121  $9,818  $9,180
Gain on divestment of Suncor common stock (Note 2)         242      --      30
Gain on other divestments (Note 2)                           3      51     144
Interest income                                             14      16      18
Other income (Note 3)                                       39      23      45
-------------------------------------------------------------------------------
                                                        10,419   9,908   9,417
COSTS AND EXPENSES
Cost of products sold and operating expenses             7,029   6,276   5,821
Selling, general and administrative expenses               624     703     647
Taxes, other than income taxes (Note 4)                  1,878   2,253   2,024
Depreciation, depletion and amortization                   341     359     354
Provision for write-down of assets and other matters
 (Note 2)                                                   93      54      23
Exploratory costs and leasehold impairment                  15      24      22
Minority interest                                           19      35      27
Interest cost and debt expense                             105      97      81
Interest capitalized                                        (4)    (13)     (8)
-------------------------------------------------------------------------------
                                                        10,100   9,788   8,991
Income before provision for income taxes and
 cumulative effect of change in accounting principle       319     120     426
Provision for income taxes (Note 5)                         92      23     143
-------------------------------------------------------------------------------
Income before cumulative effect of change in
 accounting principle                                      227      97     283
Cumulative effect of change in accounting principle
 (Note 6)                                                  (87)     (7)      5
-------------------------------------------------------------------------------
NET INCOME                                             $   140  $   90  $  288
-------------------------------------------------------------------------------
Earnings per share of common stock:*
 Income before cumulative effect of change in
  accounting principle                                   $2.24   $ .91   $2.65
 Cumulative effect of change in accounting principle      (.95)   (.07)    .05
-------------------------------------------------------------------------------
NET INCOME                                               $1.29   $ .84   $2.70
-------------------------------------------------------------------------------
Cash dividends paid per share (Note 15):
 Preference stock                                        $1.80     $--     $--
 Common stock                                            $1.40   $1.80   $1.80
-------------------------------------------------------------------------------

*Represents both primary and fully diluted earnings per share (Note 7). Based on the weighted average number of common shares outstanding (in millions) of
 91.3 in 1995, 107.0 in 1994 and 106.6 in 1993.

                            (See Accompanying Notes)

CONSOLIDATED BALANCE SHEETS                   Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

At December 31                                                     1995   1994
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                        $   14 $  117
Note receivable from divestment of Suncor common stock (Note 2)     130     --
Accounts and other notes receivable, net                            662    655
Inventories (Note 8)                                                522    613
Deferred income taxes (Note 5)                                      132    123
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                              1,460  1,508
-------------------------------------------------------------------------------
INVESTMENT IN REAL ESTATE OPERATIONS HELD FOR SALE (Note 2)          87    123
LONG-TERM RECEIVABLES AND INVESTMENTS (Note 9)                      104    143
PROPERTIES, PLANTS AND EQUIPMENT, NET (Note 10)                   3,262  4,348
DEFERRED CHARGES AND OTHER ASSETS (Note 2)                          271    343
-------------------------------------------------------------------------------
TOTAL ASSETS                                                     $5,184 $6,465
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                 $  811 $  776
Accrued liabilities                                                 521    540
Short-term borrowings (Note 11)                                      54    221
Current portion of long-term debt (Note 12)                           3     99
Taxes payable                                                       141    279
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                         1,530  1,915
-------------------------------------------------------------------------------
LONG-TERM DEBT (Note 12)                                            888  1,073
RETIREMENT BENEFIT LIABILITIES (Note 13)                            507    515
DEFERRED INCOME TAXES (Note 5)                                      122    301
OTHER DEFERRED CREDITS AND LIABILITIES                              438    429
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)
MINORITY INTEREST (Note 2)                                           --    369
STOCKHOLDERS' EQUITY (Notes 15, 16 and 20)
Cumulative preference stock - Series A, no par value
 Authorized - 12,500,000 shares;
  Issued and outstanding, 1995 - 12,500,000 shares                  750     --
Common stock, par value $1 per share
 Authorized - 200,000,000 shares; Issued, 1995 - 129,709,084 shares;
  Issued, 1994 - 129,521,449 shares                                 130    130
Capital in excess of par value                                    1,310  1,309
Cumulative foreign currency translation adjustment (Note 2)          --    (89)
Earnings employed in the business                                 1,518  1,534
-------------------------------------------------------------------------------
                                                                  3,708  2,884
Less common stock held in treasury, at cost
 1995 - 55,699,366 shares; 1994 - 22,583,733 shares               2,009  1,021
-------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                        1,699  1,863
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $5,184 $6,465
-------------------------------------------------------------------------------

                            (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS         Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

For the Years Ended December 31                           1995   1994   1993
-----------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                              $ 140  $  90  $ 288
 Adjustments to reconcile net income to net cash pro-
  vided by operating activities:
  Cumulative effect of change in accounting principle       87      7     (5)
  Provision for write-down of assets and other matters      93     54     23
  Gain on divestment of Suncor common stock               (242)    --    (30)
  Gain on other divestments                                 (3)   (51)  (144)
  Depreciation, depletion and amortization                 341    359    354
  Dry hole costs and leasehold impairment                    7     14     14
  Deferred income taxes                                     61    (60)    59
  Changes in working capital pertaining to operating ac-
   tivities:
   Accounts and notes receivable                          (148)   (85)   106
   Inventories                                             (27)   (41)   (13)
   Accounts payable and accrued liabilities                 87    107   (277)
   Taxes payable                                           (57)    47     (3)
  Other                                                     13     40     41
-----------------------------------------------------------------------------
Net cash provided by operating activities                  352    481    413
-----------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                     (545)  (848)  (612)
 Acquisition of Girard Point refinery and related assets
  (Notes 2 and 18)                                          --   (164)    --
 Cash provided by (used in) operations held for sale
  (Note 2)                                                  (4)    43    154
 Proceeds from divestment of Suncor common stock (Notes
  2 and 18)                                                635     --    169
 Proceeds from other divestments                            66    131    201
 Other                                                     (15)     2    (26)
-----------------------------------------------------------------------------
Net cash provided by (used in) investing activities        137   (836)  (114)
-----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from (repayments of) short-term borrowings  (167)   111   (105)
 Proceeds from issuance of long-term debt                   15    543     26
 Repayments of long-term debt                             (142)  (115)   (97)
 Cash dividend payments on preference stock                (23)    --     --
 Cash dividend payments on common stock                   (133)  (192)  (192)
 Purchases of common stock for treasury                   (238)    --     --
 Other                                                      96      7      8
-----------------------------------------------------------------------------
Net cash provided by (used in) financing activities       (592)   354   (360)
-----------------------------------------------------------------------------
Net decrease in cash and cash equivalents                 (103)    (1)   (61)
Cash and cash equivalents at beginning of year             117    118    179
-----------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $  14  $ 117  $ 118
-----------------------------------------------------------------------------

                            (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Sun Company, Inc. and Subsidiaries
(Dollars in Millions, Shares in Thousands)

                                                                                                    Common Stock
                           Preference Stock     Common Stock                            Earnings  Held in Treasury
                         --------------------- --------------- Capital in               Employed  ------------------
                         Number of Liquidation Number of   Par  Excess of  Translation    in the
                            Shares       Value    Shares Value  Par Value   Adjustment  Business    Shares      Cost
---------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1992            --        $ --   129,245  $129     $1,302         $(47)   $1,540    22,832    $1,028
Net income                      --          --        --    --         --           --       288        --        --
Cash dividend payments          --          --        --    --         --           --      (192)       --        --
Issued under management
 incentive plans                --          --        68    --          2           --        --        --        --
Sales to dividend rein-
 vestment plan                  --          --        --    --         (1)          --        --      (202)       (6)
Foreign currency trans-
 lation adjustment              --          --        --    --         --          (15)       --        --        --
---------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1993            --        $ --   129,313  $129     $1,303         $(62)   $1,636    22,630    $1,022
Net income                      --          --        --    --         --           --        90        --        --
Cash dividend payments          --          --        --    --         --           --      (192)       --        --
Issued under management
 incentive plans                --          --       208     1          6           --        --        --        --
Sales to dividend rein-
 vestment plan                  --          --        --    --         --           --        --       (46)       (1)
Foreign currency trans-
 lation adjustment              --          --        --    --         --          (27)       --        --        --
---------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1994            --        $ --   129,521  $130     $1,309         $(89)   $1,534    22,584    $1,021
Net income                      --          --        --    --         --           --       140        --        --
Cash dividend payments          --          --        --    --         --           --      (156)       --        --
Exchange of preference
 stock for common
 stock (Note 15)            12,500         750        --    --         --           --        --    25,000       750
Purchases for treasury          --          --        --    --         --           --        --     8,125       238
Issued under management
 incentive plans                --          --        56    --          2           --        --        --        --
Issued under employee
 option plan                    --          --       132    --          4           --        --        (4)       --
Foreign currency trans-
 lation adjustment              --          --        --    --         --           89        --        --        --
Other                           --          --        --    --         (5)          --        --        (6)       --
---------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1995        12,500        $750   129,709  $130     $1,310         $ --    $1,518    55,699    $2,009
---------------------------------------------------------------------------------------------------------------------

                            (See Accompanying Notes)

                                             Sun Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements contain the accounts of Sun Company, Inc. ("Company") and all subsidiaries that are controlled (generally more than 50 percent owned) except those accounted for as investments in oper-ations held for sale (Note 2) (collectively, "Sun"). Affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

USE OF ESTIMATES

Certain amounts included in the accompanying consolidated financial statements and related footnotes reflect the use of estimates based on assumptions made by management. Actual amounts could differ from these estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Sun considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Sun's cash equivalents consist principally of time deposits and certificates of deposit. Investments with maturities from greater than three months to one year are classified as short-term investments. Cash equivalents and short-term invest-ments are stated at cost which approximates market value.

INVENTORIES

Inventories of crude oil and refined products are valued at the lower of cost or market. The cost of such inventories is determined principally using the last-in, first-out method ("LIFO"). Materials, supplies and other inventories are valued principally at the lower of average cost or market.

OIL AND GAS COSTS INCURRED

The successful efforts method of accounting was followed for costs incurred in oil and gas exploration operations in Canada prior to the divestment of Suncor Inc. on June 8, 1995 (Note 2) and outside North America prior to the decision to withdraw from international exploration activities in October 1992. Prop-erty acquisition and development costs are capitalized. Costs incurred to op-erate and maintain wells and equipment and to lift oil and gas to the surface are generally expensed.

DEPRECIATION AND RETIREMENTS

Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Acquisition costs of oil and gas proved proper-ties are depleted by the unit of production method based on proved reserves and oil and gas development costs are depreciated by the unit of production method based on proved developed reserves. The unit determination is by field. Coal property acquisition costs and capitalized development costs are depleted by the unit of production method based on proved reserves. Gains and losses on the disposals of fixed assets are generally reflected in income.

ENVIRONMENTAL REMEDIATION AND DISMANTLEMENT, RESTORATION AND ABANDONMENT COSTS

Sun accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably es-timable. Such accruals are based on currently available facts, estimated tim-ing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. Sun accrues estimated costs of fu-ture dismantlement, restoration and abandonment at its oil and gas production and coal operations on a unit of production basis; actual costs are charged to the accrual when incurred.

REFINERY MAINTENANCE SHUTDOWNS

Maintenance and repair costs in excess of $500 thousand incurred in connection with major refinery maintenance shutdowns are capitalized when incurred and then charged against income over the period benefitted by the major mainte-nance shutdown.

FOREIGN CURRENCY TRANSLATION

Foreign exchange gains and losses as a result of translating a foreign entity's balance sheet from its functional currency into U.S. dollars are in-cluded as a separate component of stockholders' equity. Prior to the divest-ment of Suncor Inc., the functional currency for Canadian operations was the Canadian dollar. The functional currency for all remaining foreign operations is the U.S. dollar. Gains or losses on currency transactions in other than the functional currency are included in income when incurred.

COMMODITY AND FOREIGN CURRENCY CONTRACTS

Sun uses futures, options, forwards, swaps and other similar contracts to hedge the impact on future transactions of fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates. Gains and losses on these contracts are generally deferred and recognized as a component of the related transactions.

2. CHANGES IN BUSINESS

The following is a summary of Sun's significant changes in business during the three-year period ended December 31, 1995:

ACQUISITION OF GIRARD POINT REFINERY AND RELATED ASSETS

Sun concluded the purchase from Chevron U.S.A. Inc. ("Chevron") of its 177,000 barrel-per-day refinery ("Girard Point") and related inventory located in Phil-adelphia, PA on August 4, 1994 and its interest in the Woodbury and Harbor Pipelines, which connect the refinery to the New York Harbor, on October 26, 1994. As part of the acquisition, Sun assumed certain liabilities. The acquisi-tion has been accounted for as a purchase and, accordingly, the results of op-erations of these assets have been included in the consolidated statements of income since their respective acquisition dates. The purchase price of $164 million has been allocated to the assets acquired and liabilities assumed on the basis of their relative fair market values (Note 18).

The unaudited pro forma sales and other operating revenue (excluding consumer excise taxes) of Sun for the years ended December 31, 1994 and 1993, as if the acquisition of these assets had occurred on January 1, 1993, were $8,417 and $8,757 million, respectively. The unaudited pro forma net income and net income per share of common stock of Sun for the years ended December 31, 1994 and 1993 were $102 million ($.95 per share of common stock) and $315 million ($2.96 per share of common stock), respectively. The pro forma information does not pur-port to be indicative of the results that actually would have been obtained if the combined operations had been conducted during these periods.

Actual sales and other operating revenue (excluding consumer excise taxes) and net income attributable to these assets in 1994 subsequent to their acquisition amounted to $644 and $11 million, respectively.

DIVESTMENT OF SUNCOR COMMON STOCK

On June 8, 1995, Sun completed the sale of its remaining 55-percent interest in Suncor Inc., the Company's Canadian integrated oil company, to a group of Cana-dian underwriters who subsequently sold the shares publicly in Canada and through private placement in the United States. In connection with this sale, Sun recognized a $242 million gain, which increased net income for 1995 by $157 million, or $1.72 per share of common stock. Results of operations attributable to Sun's 55-percent interest in Suncor totalled $23 million during 1995 prior to the sale. Under the terms of the underwriting agreement, Sun was to receive gross proceeds of approximately $855 million, after U.S. dollar exchange, pay-able in three equal installments. In a separate transaction, Sun subsequently sold to two banks all but one-half of the third installment note receivable. As a result of these transactions, Sun will ultimately receive pretax cash pro-ceeds of $770 million, after commissions and discount, of which $635 million was received in June 1995. The remainder, which is pledged as collateral for the installment notes receivable yet to be collected by the banks, is due in 1996.

In May 1993, Sun sold 6.8 million shares of Suncor common stock which reduced Sun's ownership interest in Suncor from 68 percent to 55 percent. In connection with this sale, Sun recognized a $30 million gain, which increased net income for 1993 by $19 million, or $.18 per share of common stock. Pretax cash pro-ceeds from this offering, after underwriting and other fees and U.S. dollar ex-change, totalled $139 million. During 1993, Sun also received a final install-ment of $30 million in pretax cash proceeds related to the sale of 4 million shares of Suncor common stock in 1992.

OTHER DIVESTMENTS

The following table sets forth summary information regarding Sun's other divestments:

                                                Gains on
                                              Divestments
                                            ----------------- After-Tax Gains
(Millions of Dollars Except                                      Per Share of
Per Share Amounts)                          Pretax  After Tax    Common Stock
-----------------------------------------------------------------------------
1995                                          $  3       $  2            $.02
-----------------------------------------------------------------------------
1994
North Sea exploration property                $ 15       $ 15            $.14
Colombian exploration and producing
 properties                                     20         13             .12
Other                                           16         11             .10
-----------------------------------------------------------------------------
                                              $ 51       $ 39            $.36
-----------------------------------------------------------------------------
1993
North Sea and other exploration properties    $ 88       $ 68            $.64
Dubai producing properties                      11          7             .07
Canadian producing properties                   10*         5             .05
Refined products pipeline system                17         10             .09
Other                                           18         12             .11
-----------------------------------------------------------------------------
                                              $144       $102            $.96
-----------------------------------------------------------------------------

* Net of minority interest share of gain on divestments.

WRITE-DOWNS OF ASSETS AND OTHER MATTERS

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                                                                   After-Tax
                                                                  Provisions
(Millions of Dollars Except                  Pretax   After-Tax Per Share of
Per Share Amounts)                       Provisions  Provisions Common Stock
----------------------------------------------------------------------------
1995
Refining and marketing assets                   $43         $28         $.31
Employee terminations and related costs          50          33          .36
----------------------------------------------------------------------------
                                                $93         $61         $.67
----------------------------------------------------------------------------
1994
Coal investment                                 $36         $20         $.19
Other                                            18          12          .11
----------------------------------------------------------------------------
                                                $54         $32         $.30
----------------------------------------------------------------------------
1993
Canadian operations                             $15*        $ 7         $.06
Leasing operations                                8           5          .05
----------------------------------------------------------------------------
                                                $23         $12         $.11
----------------------------------------------------------------------------

*Net of minority interest share of provision for write-down of assets and other matters.

During 1995, Sun recorded a provision to write down to net realizable value certain assets in the refining and marketing business and to establish accruals for employee terminations and related costs. The $50 million accrual for employee terminations and related costs includes $38 million attributable to termination benefits and $12 million related to future rental payments for vacated office space. The termination benefits are for 600 employees to be in-voluntarily terminated, of which 380 were terminated during 1995. The Company expects that, overall, approximately 800 positions, primarily staff and sup-port personnel, will be eliminated. The 800 position reduction is comprised of the 600 employees identified above and approximately 200 other positions, in-cluding independent contractors and employees who have voluntarily terminated employment without benefits. As of December 31, 1995, the amount of actual termination benefits and related costs paid and charged against the accrual totalled approximately $13 million. Termination benefits are generally paid as wage continuation over a period of time.

During 1994, Sun recorded a provision primarily attributable to a write down to estimated net realizable value of its investment in coal operations and es-tablished accruals related to certain litigation and other matters.

During 1993, Sun recorded a provision associated with the restructuring of its Canadian refining and marketing operations and established additional loss accruals related to the recoverability of its remaining leasing and secured lending portfolio.

INVESTMENTS IN OPERATIONS HELD FOR SALE

REAL ESTATE OPERATIONS--Sun has been pursuing the disposition of the Company's investment in Radnor Corporation, its wholly owned real estate development subsidiary, since October 1991 and has divested approximately 75 percent of its real estate portfolio subsequent to that date. Prior to the fourth quarter of 1993, real estate operations had been classified as discontinued operations in the consolidated financial statements. In accordance therewith, results of operations of Sun's real estate business had been excluded from the consoli-dated statements of income. Beginning with the fourth quarter of 1993, this business has been accounted for prospectively as an investment held for sale. As a result, pretax income (loss) from real estate operations for the years 1995 and 1994 and for the fourth quarter of 1993 has been included as a single amount in other income in the consolidated statements of income (Note 3).

The assets and liabilities relating to real estate operations have been segre-gated in the consolidated balance sheets and separately reflected as an in-vestment in operations held for sale. Such amounts are detailed as follows:

                                                    December 31
                                                    ------------
(Millions of Dollars)                                1995   1994
-----------------------------------------------------------------
Inventories                                         $  83  $ 144
Properties, plants and equipment                      144    198
Other assets                                           20     21
Debt (Note 14)                                       (132)  (204)
Other liabilities                                     (28)   (36)
-----------------------------------------------------------------
Investment in real estate operations held for sale  $  87  $ 123
-----------------------------------------------------------------

COAL AND COKEMAKING OPERATIONS--In January 1993, Sun decided to sell its coal and cokemaking operations. In connection with this decision, Sun sold its western U.S. coal operations during 1993 and certain of its eastern U.S. coal operations during 1994. As with the real estate operations discussed above, Sun's coal and cokemaking operations had been accounted for as discontinued operations until the fourth quarter of 1993, at which time they were accounted for prospectively as an investment held for sale (Note 3). However, effective June 30, 1995, the remaining coal and cokemaking business became one of the Company's eight ongoing business units and is no longer held for sale. Accord-ingly, the consolidated balance sheet of Sun as of December 31, 1995 contains the accounts of its coal and cokemaking operations on a fully consolidated ba-sis. The consolidated statements of income and cash flows for 1995 reflect coal and cokemaking operations as an operation held for sale for the first half of 1995 and on a fully consolidated basis thereafter. Prior period con-solidated financial statements of Sun have not been restated to give effect to this change in presentation because the impact of such a restatement would not be material. The $51 million investment in coal operations held for sale at December 31, 1994 is included in deferred charges and other assets in the con-solidated balance sheet as of that date.

3. OTHER INCOME

(Millions of Dollars)                                  1995    1994    1993
-----------------------------------------------------------------------------
Equity in earnings of affiliated
 companies                                              $17     $13     $11
Foreign exchange gains (losses)                           2      (3)      3
Pretax income (loss) from investments in operations
 held for sale (Note 2)                                   5      (1)     (1)
Oil sands litigation settlement                          --      --      17
Other                                                    15      14      15
-----------------------------------------------------------------------------
                                                        $39     $23     $45
-----------------------------------------------------------------------------

4. TAXES, OTHER THAN INCOME TAXES

(Millions of Dollars)                                  1995    1994    1993
-----------------------------------------------------------------------------
Consumer excise                                      $1,751  $2,116  $1,883
Production                                               33      27      25
Payroll, property and other                              94     110     116
-----------------------------------------------------------------------------
                                                     $1,878  $2,253  $2,024
-----------------------------------------------------------------------------

5. INCOME TAXES

The components of income before provision for income taxes and cumulative ef-fect of change in accounting principle are as follows:

(Millions of Dollars)                                  1995    1994    1993
-----------------------------------------------------------------------------
U.S.                                                   $184    $(79)   $138
Foreign                                                 135     199     288
-----------------------------------------------------------------------------
                                                       $319    $120    $426
-----------------------------------------------------------------------------

The components of the provision for income taxes before cumulative effect of change in accounting principle are as follows:

(Millions of Dollars)                                  1995    1994    1993
-----------------------------------------------------------------------------
Income taxes currently payable:
 U.S. federal                                           $(3)   $ 17    $ 29
 Foreign and other                                       34      66      55
-----------------------------------------------------------------------------
                                                         31      83      84
-----------------------------------------------------------------------------
Deferred taxes:
 U.S. federal                                            53     (86)     11
 Foreign and other                                        8      26      48
-----------------------------------------------------------------------------
                                                         61     (60)     59
-----------------------------------------------------------------------------
                                                        $92    $ 23    $143*
-----------------------------------------------------------------------------

* Includes a $17 million benefit resulting from the realization of a deferred tax asset for which a valuation allowance previously had been provided.

At December 31, 1995 and 1994, U.S. income taxes have been provided on all un-distributed earnings of foreign subsidiaries and affiliated companies.

The reconciliation of income taxes at the U.S. statutory rate to the provision for income taxes before cumulative effect of change in accounting principle is as follows:

(Millions of Dollars)     1995  1994  1993
-------------------------------------------
Income taxes at U.S.
 statutory rate           $112  $ 42  $149
Increase (reduction) in
 taxes resulting from:
 Tax expense of foreign
  operations in excess of
  statutory rate             4    13     4
 Benefit of
  nonconventional fuels
  credit                    (8)  (18)   (4)
 Benefit of Puerto Rico
  tax exemption (expires
  in 2007)                  (5)   (6)   (6)
 Impact of change in
  statutory rates on
  deferred income taxes     --    (2)    3
 Other                     (11)   (6)   (3)
-------------------------------------------
                          $ 92  $ 23  $143
-------------------------------------------

The tax effects of temporary differences which comprise the net deferred income tax asset (liability) are as follows:

                                             December 31
                                             ------------
(Millions of Dollars)                         1995   1994
----------------------------------------------------------
Deferred tax debits:
 Retirement benefit liabilities              $ 165  $ 166
 Other liabilities not yet deductible          306    272
 Alternative minimum tax credit carryforward    29     90
 Investments in operations held for sale        37    113
 Other                                          93     96
 Valuation allowance                          (101)  (106)
----------------------------------------------------------
                                               529    631
----------------------------------------------------------
Deferred tax credits:
 Properties, plants and equipment             (445)  (711)
 Investments in foreign subsidiaries           (12)   (27)
 Other                                         (62)   (71)
----------------------------------------------------------
                                              (519)  (809)
----------------------------------------------------------
Net deferred income tax asset (liability)    $  10  $(178)
----------------------------------------------------------

The following table sets forth the net deferred income tax asset (liability) in the consolidated balance sheets at:

                       December 31
                       ------------
(Millions of Dollars)   1995   1994
------------------------------------
Current asset          $ 132  $ 123
Noncurrent liability    (122)  (301)
------------------------------------
                       $  10  $(178)
------------------------------------

6. CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 1995, Sun adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived As-sets and for Long-Lived Assets to be Disposed Of." This statement requires com-panies to write down to estimated fair value long-lived assets that are im-paired. The write-downs recognized in 1995 are reflected as a cu-mulative effect of change in accounting principle in the consolidated statement of income and relate to properties to be disposed of in the Company's real es-tate, coal and refining and marketing operations. The following table sets forth summary information concerning these write-downs:

                             Cumulative Effect
                               of Accounting
                                   Change                       After-Tax
                             ----------------------     Cumulative Effect  Expected
(Millions of Dollars Except                                  Per Share of  Disposal
Per Share Amounts)           Pretax      After-tax           Common Stock      Date
------------------------------------------------------------------------------------
Real estate                    $ 33            $15          $.16          1996-2001*
Coal                             45             29           .32               1996
Refining and marketing**         67             43           .47          1996-1998
------------------------------------------------------------------------------------
                               $145            $87          $.95
------------------------------------------------------------------------------------

 * Approximately 65 percent of the remaining real estate portfolio is expected to be disposed of by 1998.
** Primarily service stations and terminals.

Other than the cumulative effect, this change did not have a significant impact on Sun's net income during 1995. The results of operations during 1995 for all properties to be disposed of were not significant.

Effective January 1, 1994, Sun adopted the provisions of Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Bene-fits." It required companies to recognize the obligation to provide benefits to their former or inactive employees after employment but before retirement. The cumulative effect of this accounting change for years prior to 1994 decreased net income for 1994 by $7 million (after related income tax benefit of $4 mil-lion), or $.07 per share of common stock. Other than the cumulative effect, this change did not have a significant impact on Sun's net income during 1994.

Effective January 1, 1993, Sun adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which changed the method of computing deferred income taxes from a deferred to a liability ap-proach. Under the liability method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of as-sets and liabilities and available tax credits and carryforwards, using enacted tax law in effect during the years in which the differences are expected to re-verse and the credits and carryforwards are expected to be realized. The cumu-lative effect of this accounting change for years prior to 1993 increased net income for 1993 by $5 million, or $.05 per share of common stock. Other than the cumulative effect, this change increased net income for 1993 by $45 million or $.42 per share of common stock, primarily due to lower U.S. income tax ex-pense on foreign earnings including a $22 million reduction in deferred income tax expense related to the 1993 sale of certain exploration properties in the U.K. North Sea (Note 2). Since deferred income taxes will have to be adjusted for any enacted change in tax rate, Sun's net income may be subject to in-creased volatility.

7. EARNINGS PER SHARE

Primary earnings per share were computed by dividing earnings, after deducting dividends on the preference stock issued in 1995 (Note 15), by the weighted av-erage number of common shares outstanding. Fully diluted earnings per share generally are determined by dividing earnings by the weighted average number of shares outstanding, assuming redemption of the preference shares for common stock. However, since the assumed redemption of preference shares in 1995 would have resulted in an increase in earnings per share, fully diluted per share amounts are equal to those reported on a primary basis.

8. INVENTORIES

                               December 31
                               -----------
(Millions of Dollars)           1995  1994
------------------------------------------
Crude oil                      $184  $193
Refined products                272   335
Materials, supplies and other    66    85
------------------------------------------
                               $522  $613
------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $528 and $459 million at December 31, 1995 and 1994, respec-tively.

9. LONG-TERM RECEIVABLES AND INVESTMENTS

                                     December 31
                                     -----------
(Millions of Dollars)                 1995  1994
------------------------------------------------
Investments in affiliated companies  $ 80  $ 78
Accounts and notes receivable          13    22
Investments in capital leases           3    34
Other investments, at cost              8     9
------------------------------------------------
                                     $104  $143
------------------------------------------------

Dividends received from affiliated companies amounted to $11, $10 and $9 mil-lion in 1995, 1994 and 1993, respectively. Earnings employed in the business at December 31, 1995 include $21 million of undistributed earnings of affiliated companies.

10. PROPERTIES, PLANTS AND EQUIPMENT

                                         Accumulated
                                       Depreciation,
(Millions of Dollars)            Gross Depletion and        Net
December 31                 Investment  Amortization Investment
---------------------------------------------------------------
1995
Refining and marketing*         $5,418        $2,463     $2,955
Oil and gas production             937           723        214
Coal mining and cokemaking         375           283         92
Corporate                            1            --          1
---------------------------------------------------------------
                                $6,731        $3,469     $3,262
---------------------------------------------------------------
1994
Refining and marketing*         $5,872        $2,587     $3,285
Oil and gas exploration
 and production                  1,572         1,016        556
Oil sands mining                   983           477        506
Corporate                            3             2          1
---------------------------------------------------------------
                                $8,430        $4,082     $4,348
---------------------------------------------------------------

* Includes gross amounts leased to third parties totalling $624 and $631 mil-lion at December 31, 1995 and 1994, respectively. Related accumulated depre-ciation totalled $203 and $246 million at December 31, 1995 and 1994, respec-tively.

Annual future minimum rentals due Sun, as lessor, on noncancelable operating leases at December 31, 1995 are as follows (in millions of dollars):

------------------------------
Year ending December 31:
 1996                     $ 49
 1997                       34
 1998                       17
 1999                        3
 2000                        1
 Later years                 3
------------------------------
                          $107
------------------------------

11. SHORT-TERM BORROWINGS AND CREDIT FACILITIES

As of December 31, 1995, the Company has access to $600 million of short-term financing in the form of commercial paper and revolving credit agreements with commercial banks that provide for revolving credit through September 2000. The revolving credit agreements are subject to commitment fees, the amounts of which are not material. The Company also has access to short-term financing un-der non-committed money market facilities. The following table sets forth amounts outstanding related to these facilities:

                                       December 31
                                       -------------
(Millions of Dollars)                   1995   1994
----------------------------------------------------
Commercial paper                        $ 4    $216
Non-committed money market facilities    50       5
----------------------------------------------------
                                        $54    $221
----------------------------------------------------

12. LONG-TERM DEBT

                                        December 31
                                        -----------
(Millions of Dollars)                   1995   1994
---------------------------------------------------
SUN COMPANY, INC.
9 3/8% debentures due 2016              $200 $  200
9% debentures due 2024                   100    100
8 1/8% notes due 1999                    150    150
7.95% notes due 2001                     150    150
7 1/8% notes due 2004                    100    100
7.03% - 7.10% notes due 1997              50     50
6 3/4% convertible debentures due 2012
 (Note 15)                                10     10
---------------------------------------------------
                                         760    760
---------------------------------------------------
SUBSIDIARIES OF SUN COMPANY, INC.
7.60% environmental industrial revenue
 bonds due 2024                          100    100
Canadian subsidiary debentures            --    139
Leasing subsidiary notes                  --    139
Other                                     35     37
---------------------------------------------------
                                         135    415
---------------------------------------------------
                                         895  1,175
Less: unamortized discount                 4      3
  current portion                          3     99
---------------------------------------------------
                                        $888 $1,073
---------------------------------------------------

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 1996 through 2000 is as follows (in millions of dollars):

--------------------------------------------------------------------------------

 1996 $ 3           1999 $151
 1997 $54           2000 $  2
 1998 $11

--------------------------------------------------------------------------------

13. RETIREMENT BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

Sun has noncontributory defined benefit pension plans which provide retirement benefits for most of its employees. Plan benefits are generally based on years of service, age at retirement and employees' compensation. For Sun's principal defined benefit pension plans, the benefit for employees hired prior to January 1, 1987 is determined based on either final or total career average compensa-tion, whichever produces the greater benefit. For employees hired on or after January 1, 1987, the benefit is determined based on total career average com-pensation. It is Sun's policy to fund defined benefit pension contributions, at a minimum, in accordance with the requirements of the Internal Revenue Code. Pension expense for 1995, 1994 and 1993 consisted of the following components:

(Millions of Dollars)                                    1995    1994   1993
-----------------------------------------------------------------------------
Service cost (cost of benefits earned during the year)  $  28   $  33  $  30
Interest cost on projected benefit
 obligation                                               103     102    103
Actual return on plan assets*                            (246)     (8)  (182)
Net amortization and deferral*                            134    (107)    66
-----------------------------------------------------------------------------
                                                        $  19** $  20  $  17
-----------------------------------------------------------------------------

 *Estimated returns on assets are used in determining net periodic pension cost.
  Differences between estimated and actual returns are included in net amortiza-tion and deferral. Also included in net amortization and deferral are amorti-zation of the unrecognized net asset or obligation at January 1, 1986, the unrecognized prior service cost and the unrecognized net gain or loss.
**Excludes a $1 million curtailment gain recognized in connection with the employee termination program implemented during 1995 (Note 2).

The following table sets forth the funded status of the plans and amounts rec-ognized in the balance sheets at:

                                DECEMBER 31, 1995               December 31, 1994
                          ------------------------------  ------------------------------
                          Plans in Which  Plans in Which  Plans in Which  Plans in Which
                           Assets Exceed     Accumulated   Assets Exceed     Accumulated
                             Accumulated        Benefits     Accumulated        Benefits
(Millions of Dollars)           Benefits   Exceed Assets        Benefits   Exceed Assets
-----------------------------------------------------------------------------------------
Actuarial present value
 of benefit obligation:
 Vested                           $  875            $253          $  875            $204
 Nonvested                            36              21              32              10
-----------------------------------------------------------------------------------------
Accumulated benefit ob-
 ligation                            911             274             907             214
Effect of projected fu-
 ture salary increases               107              25             117              15
-----------------------------------------------------------------------------------------
Projected benefit obli-
 gation                            1,018             299           1,024             229
Less plan assets at fair
 value*                            1,090             132           1,095              88
-----------------------------------------------------------------------------------------
Projected benefit obli-
 gation in excess of
 (less than) plan assets             (72)            167             (71)            141
Unrecognized net asset
 (obligation) at January
 1, 1986                              56             (17)            102             (21)
Unrecognized prior serv-
 ice cost                            (15)             --             (27)             --
Unrecognized net loss                 (5)            (46)             (8)            (19)
Additional minimum lia-
 bility**                             --              50              --              38
-----------------------------------------------------------------------------------------
Pension liability (as-
 set)***                          $  (36)           $154          $   (4)           $139
-----------------------------------------------------------------------------------------

  *Plan assets consist principally of commingled trust funds, marketable equity securities, corporate and government debt securities and real estate. Less than 1 percent of plan assets was invested in Company common and preference stock at both December 31, 1995 and 1994.
 **An equivalent intangible asset is included in deferred charges and other as-
   sets in the consolidated balance sheets.
***The pension liability (asset) is included in retirement benefit liabilities in the consolidated balance sheets.

As of December 31, 1995 and 1994, the projected benefit obligations were deter-mined using weighted average assumed discount rates of 7.0 and 8.5 percent, re-spectively, and rates of compensation increase of 4.0 and 5.0 percent, respec-tively. The weighted average expected long-term rate of return on plan assets was 9.25 percent in both 1995 and 1994. All of these rates are subject to change in the future as economic conditions change.

DEFINED CONTRIBUTION PENSION PLANS

Sun has defined contribution pension plans which provide retirement benefits for most of its employees. Sun's contributions, which are principally based on a percentage of employees' annual compensation and are charged against income as incurred, amounted to $19, $16 and $9 million in 1995, 1994 and 1993, re-spectively.

Sun's principal defined contribution plan is the Sun Company, Inc. Capital Ac-cumulation Plan ("SunCAP"). Sun matches 100 percent of employee contributions to the plan up to 5 percent of an employee's base compensation. Effective Jan-uary 1, 1993, the matching contribution was reduced to 50 percent for a period of one year. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 1995, no such borrowings had been ap-proved.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Sun has plans which provide health care and life insurance benefits for sub-stantially all retirees. Such benefits are provided through insurance policies which have premiums based on benefits paid during the year. These premiums are funded currently. Postretirement benefits expense for 1995, 1994 and 1993 con-sisted of the following components:

(Millions of Dollars)                                        1995   1994  1993
-------------------------------------------------------------------------------
Service cost (cost of benefits earned during the year)        $ 5    $ 4   $ 5
Interest cost on accumulated postretirement benefit obliga-
 tion                                                          24     22    23
Net amortization*                                             (10)    (8)   (6)
-------------------------------------------------------------------------------
                                                              $19**  $18   $22
-------------------------------------------------------------------------------

*Consists of amortization of the unrecognized prior service benefit and the unrecognized net gain or loss.
**Excludes a $4 million curtailment gain recognized in connection with the employee termination program implemented during 1995 (Note 2).

The following table sets forth the funded status of the plans and amounts rec-ognized in the balance sheets at:

                                            December 31
                                            ------------
(Millions of Dollars)                        1995   1994
--------------------------------------------------------
Accumulated postretirement benefit
obligation ("APBO"):
 Retirees                                    $220  $ 185
 Fully eligible active participants            26     15
 Other active participants                     93     55
--------------------------------------------------------
                                              339    255
Unrecognized prior service benefit             60     76
Unrecognized net gain (loss)                  (10)    49
--------------------------------------------------------
Accrued postretirement benefit obligation*   $389  $ 380
--------------------------------------------------------

*Accrued postretirement benefit obligation is included in retirement benefit liabilities in the consolidated balance sheets.

As of December 31, 1995 and 1994, the APBO was determined using weighted aver-age assumed discount rates of 7.0 and 8.5 percent, respectively. The initial health care cost trend assumptions used at December 31, 1995 and 1994 were 9.0 and 9.3 percent, respectively, which are assumed to decline gradually to 5.5 percent in 2004 and to remain at that level thereafter. All of these rates are subject to change in the future as economic conditions change. An increase in the assumed health care cost trend rate by one percentage point in each year would have increased the APBO by $10 million at December 31, 1995 and would have increased the service and interest components of postretirement benefits expense in the aggregate by $1, $1 and $3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

14. COMMITMENTS AND CONTINGENT LIABILITIES

Sun, as lessee, has noncancelable operating leases for marine transportation time charters and for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1995, 1994 and 1993 amounted to $103, $104 and $88 million, respectively. Approximately 11 percent of total rental expense was recovered through related rental income from subleases during 1995. Under contracts existing as of December 31, 1995, future minimum annual rentals applicable to noncancelable operating leases are as follows (in millions of dollars):

------------------------------
Year ending December 31:
 1996                     $ 64
 1997                       61
 1998                       57
 1999                       36
 2000                       31
 Later years               210
------------------------------
                          $459
------------------------------

In 1992, a wholly owned subsidiary of the Company became a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture formed for the purpose of constructing, owning and operating a $225 million methyl tertiary butyl ether ("MTBE") production facility in Mont Belvieu, Texas. The construction of the facility, which had an initial designed capacity of 12,600 barrels daily of MTBE, was completed during 1995. As part of the financing of this project, BEF borrowed $176 million, the total amount available under a construction loan facility, of which the Company had guaranteed one-third or $59 million. The construction loan was restructured into a five-year nonrecourse term loan with a first priority lien on all project assets.

In order to obtain a secure supply of oxygenates for the manufacture of refor-mulated fuels, Sun has entered into a 10-year off-take agreement with bef which commenced in 1994. Pursuant to this agreement, Sun will purchase all of the MTBE production from the plant. The minimum per unit price to be paid for the first 12,600 barrels daily of MTBE production while the nonrecourse term loan is outstanding is equal to BEF's annual raw material and operating costs and debt service payments divided by the plant's annual de-signed capacity. Notwithstanding this minimum price, Sun has agreed to pay BEF prices through May 2000 which approximate those included in existing MTBE long-term sales agreements in the marketplace. These prices are expected to exceed the minimum price required by the loan agreement. For the last four years the off-take agreement is in effect, Sun will negotiate a new price with BEF based upon the market conditions existing at that time. During 1995 and 1994, Sun's total MTBE purchases under this agreement were $150 and $79 mil-lion, respectively.

In February 1996, Radnor Corporation, the Company's real estate operation held for sale, refinanced its $132 million of outstanding debt with two term loans due in January 2001. These term loans, which have lower interest rates than the prior debt, are guaranteed by the Company (Note 2). Sun is also contin-gently liable under various other arrangements which guarantee debt of associ-ated companies and others aggregating approximately $21 million at December 31, 1995 and maturing at various dates through 2014.

Sun is subject to numerous federal, state, local and foreign laws regulating the discharge of materials into, or otherwise relating to the protection of, the environment. These laws result in loss contingencies for remediation at Sun's facilities, including refineries, service stations, terminals, pipelines and truck transportation facilities as well as at third-party or formerly owned sites at which contaminants generated by Sun may be located. The accrued liability for environmental remediation at Sun's domestic refining and market-ing operations was classified in the consolidated balance sheets as follows:

                                        December
                                           31
                                        ---------
(Millions of Dollars)                   1995 1994
-------------------------------------------------
Accrued liabilities                     $ 55 $ 55
Other deferred credits and liabilities   144  181
-------------------------------------------------
                                        $199 $236
-------------------------------------------------

The accrued liability for dismantlement, restoration and abandonment at Sun's international oil and gas production operations totalled $56 and $45 million at December 31, 1995 and 1994, respectively. This accrual is included in accu-mulated depreciation, depletion and amortization in the consolidated balance sheets. Sun estimates that the total cost for such activities at these opera-tions will be approximately $118 million. Pretax charges against income for environmental remediation and for dismantlement, restoration and abandonment totalled $26, $24 and $45 million in 1995, 1994 and 1993, respectively. Claims for recovery of environmental liabilities that are probable of realization to-talled $8 million at December 31, 1995 and are included in deferred charges and other assets in the consolidated balance sheets.

Total future costs for environmental remediation and dismantlement, restora-tion and abandonment activities will depend upon, among other things, the identification of additional sites, the determination of the extent of contam-ination of each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal require-ments, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation levels and financial viability of other parties.

Sun is currently involved in litigation with a private party to determine re-sponsibility for remediation at a formerly-owned refinery in Oklahoma. Manage-ment believes that Sun is fully indemnified for this potential liability.

Many other legal and administrative proceedings are pending against Sun. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sun. Management believes that any expen-ditures attributable to these matters will be incurred over an extended period of time and will be funded from Sun's net cash flow from operating activities. Although the ultimate impact of these matters could have a significant impact on results of operations for any one year, management of Sun believes that any liabilities which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sun at December 31, 1995.

15. STOCKHOLDERS' EQUITY

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of common stock of the Company at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 1995, there were 246,166 shares of common stock reserved for this potential conversion (Note 12).

In June 1995, the Company announced the details of an extensive operational and financial restructuring. As part of this restructuring, the Company re-duced the quarterly dividend paid on common stock from $.45 per share ($1.80 per year) to $.25 per share ($1.00 per year). The Company also repurchased 6,400,000 shares of its common stock on August 9, 1995 through a tender offer for $192 million and 1,725,000 shares during 1995 on the open market for ap-proximately $46 million. The latter purchases were made under a program autho-rized by the Company's Board of Directors ("Board") to purchase up to $100 million of common stock in the open market from time to time depending on pre-vailing market conditions and opportunities. In addition, on August 3, 1995, the Company exchanged 25,000,000 "depositary shares" in a tax free transaction for an equal number of shares of Company common stock. Each depositary share represents ownership of one-half share of the Company's newly issued Series A cumulative preference stock.

Each owner of a depositary share is entitled, proportionately, to all the rights, preferences and privileges of the preference stock represented thereby. Dividends on the preference stock are cumulative and ac-crue at a rate of $3.60 per annum. The preference stock ranks prior to common stock with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company. Each share of preference stock has a liquidation preference equal to $60.00, which is twice the fair market value of a deposi-tary share at its date of issuance, plus accrued and unpaid dividends. The holders of preference stock vote together with the holders of common stock as a single class, and are entitled to one full vote for each share of preference stock owned.

The outstanding shares of preference stock are redeemable at any time by the Company, in whole or in part, for common stock at a value initially equal to approximately $84.80 per share of preference stock at June 12, 1995, decreasing ratably to $80.00 per share of preference stock at June 11, 1998. After June 11, 1998, the Company may elect to redeem each outstanding share of preference stock for two shares of common stock, subject to adjustment in certain events. The redemption value also includes a cash amount equal to all proportionate ac-crued but unpaid dividends. The Company currently intends to redeem all of the outstanding preference stock (and thereby the depositary shares) on June 12, 1998 but could elect to redeem such stock at an earlier date.

The Company's Articles of Incorporation authorize the issuance of up to 2,500,000 shares of additional classes of preference stock without par value, subject to approval of issuance by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incor-poration (Note 20).

In December 1992, The Board approved the adoption of the Employee Option Plan ("EOP") which provides for the award of stock options to all employees (other than executives) of the Company and certain subsidiaries. The awards, which have a ten-year term and are exercisable two years from the date of grant, per-mit optionees to purchase Company common stock at the fair market value on the date of grant. Two million shares of Company common stock are authorized for issuance under the EOP. In 1994 and 1993, stock option awards totalling 241,895 and 1,721,385, respectively, were made to eligible employees.

16. MANAGEMENT INCENTIVE PLANS

Sun's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Executive Long-Term Stock Investment Plan ("ELSIP"). The EIP provides for the payment of annual incentive awards in cash and/or Company com-mon stock and the ELSIP provides for the award of stock options and related rights to officers and other key employees of Sun. The option awards under ELSIP and its predecessor plan have a ten-year term and permit optionees to purchase Company common stock at the fair market value on the date of grant. Certain shares of common stock issued upon exercise of the stock options or re-lated rights will be subject to restrictions prohibiting their sale or other disposition during the related option term. No awards will be made under ELSIP after December 31, 1996. Aggregate charges against income for Sun's principal management incentive plans for the years 1995, 1994 and 1993 were $4, $2 and $7 million, respectively.

The following table summarizes information with respect to common stock option awards under the EOP (Note 15) and Sun's management incentive plans:

                                        Shares    Option Price
                                  Under Option       Per Share
--------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1992       2,313,411   $25.38-$41.13
Granted                              2,835,415   $28.00-$31.38
Exercised                              (94,474)* $27.88-$31.50
Cancelled                             (109,217)
--------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1993       4,945,135   $25.38-$41.13
Granted                                868,105   $28.00-$30.19
Exercised                             (219,318)* $27.88-$31.50
Cancelled                             (334,055)
--------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1994       5,259,867   $25.38-$41.13
Granted                                687,990   $27.13-$27.88
Exercised                             (189,690)  $27.88-$30.50
Cancelled                             (482,970)
--------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1995       5,275,197   $25.88-$41.13
--------------------------------------------------------------
EXERCISABLE, DECEMBER 31
--------------------------------------------------------------
1993                                 2,552,166   $25.38-$41.13
1994                                 2,687,316   $25.38-$41.13
1995                                 4,350,512   $25.88-$41.13
--------------------------------------------------------------
AVAILABLE FOR GRANT, DECEMBER 31
--------------------------------------------------------------
1993                                 4,439,545**
1994                                 3,618,940**
1995                                 3,104,470**
--------------------------------------------------------------

*Includes 23,023 and 41,050 options cancelled during 1994 and 1993, respective-ly, due to the exercise of related alternate appreciation rights which resulted in the issuance of 1,939 and 482 shares in 1994 and 1993, respectively. Alter-nate appreciation rights permit the optionee to receive in cash or common stock the appreciation of Company common stock from the date of grant. In addition, 1,970, 10,480 and 13,900 shares were issued for matured restricted stock units during 1995, 1994 and 1993, respectively. Restricted stock units are awards which entitle the holder to receive cash or Company common stock upon comple-tion of a restriction period or upon attainment of predetermined performance targets.
**Consists of shares available for grant under the EOP and the ELSIP totalling 213,250 and 2,891,220 shares, respectively, at December 31, 1995, 125,020 and 3,493,920 shares, respectively, at December 31, 1994 and 336,325 and 4,103,220 shares, respectively, at December 31, 1993.

17. FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valua-tion methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Most of Sun's current assets (excluding inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 1995 and 1994, the estimated fair value of Sun's long-term debt amounted to $1,008 and $1,051 million, respectively, compared to carrying amounts totalling $888 and $1,073 million, respectively. Long-term debt which is publicly traded was valued based on quoted market prices while the fair value of other debt is-sues was estimated by management based upon current interest rates available to Sun at the respective balance sheet dates for similar issues.

Sun has entered into foreign currency forward contracts which hedge the impact of exchange rate changes on the Canadian dollar denominated installment note receivable due in 1996 from the divestment of Suncor common stock (Note 2). The fair value of these contracts, which represents the estimated amount Sun would have paid to terminate the contracts, was $2 million at December 31, 1995 and is included as part of the carrying value of the installment note.

The Company guarantees the debt of associated companies and others (Note 14). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Prior to the divestment of Suncor, fluctuations in sales and other operating revenue were reduced by locking in fixed exchange rates and prices on a portion of Canadian oil and natural gas sales. At December 31, 1994, Suncor had out-standing crude oil and foreign currency swap contracts hedging sales revenues for 1995, 1996 and 1997 totalling $C408, $C360 and $C237 million, respectively. The estimated fair value of these contracts as of December 31, 1994 was not ma-terial.

18. SUPPLEMENTAL CASH FLOW INFORMATION

During 1995, Sun completed the divestment of its remaining 55-percent interest in Suncor and in 1994, Sun acquired the Girard Point refinery, related inven-tory and certain pipeline interests (Note 2). The following is a summary of the effects of these transactions on Sun's consolidated financial position:

                                              Suncor  Girard Point
(Millions of Dollars)                     Divestment   Acquisition
-------------------------------------------------------------------
(Increase) decrease in:
 Note receivable from divestment
  of Suncor common stock                      $ (125)        $  --
 Accounts and other notes receivable             165            --
 Inventories                                     123          (108)
 Properties, plants and equipment              1,328          (149)
 Other noncurrent assets                          41            --
Increase (decrease) in:
 Accounts payable and accrued liabilities       (230)           10
 Current portion of long-term debt                (4)           --
 Taxes payable                                   (47)           --
 Long-term debt                                 (160)           --
 Retirement benefit liabilities                  (45)           22
 Deferred income taxes                          (146)           --
 Other deferred credits and liabilities         (109)           61
 Minority interest                              (392)           --
 Cumulative foreign currency
  translation adjustment                          79            --
 Earnings employed in the business               157            --
-------------------------------------------------------------------
Net increase (decrease) in cash
 and cash equivalents                         $  635         $(164)
-------------------------------------------------------------------

In 1995, Sun transferred an interest in its cokemaking operations in exchange for $95 million in cash. The transferee is entitled to a preferential return from the cash flows of the cokemaking operation until certain cumulative return targets have been met. Sun did not recognize a gain or loss on this transac-tion. The transaction is not expected to have a significant impact on Sun's fu-ture results of operations.

Cash payments for income taxes were $74, $58 and $116 million in 1995, 1994 and 1993, respectively. Cash payments for interest, net of amounts capitalized, were $100, $74 and $73 million in 1995, 1994 and 1993, respectively.

19. BUSINESS SEGMENT INFORMATION

Sun is principally a petroleum refiner and marketer with interests in oil and gas production and coal mining and cokemaking. Sun also has interests in real estate operations held for sale. Prior to the sale of Suncor Inc. on June 8, 1995, Sun had interests in refining and marketing, exploration and production and oil sands mining in Canada (Note 2).

Sun's petroleum refining and marketing operations include the refining of crude oil and its derivatives; the marketing of crude oil and a full range of petro-leum products, including fuels, lubricants and petrochemicals, and the transportation of crude oil and refined products. Such operations are conducted principally in the eastern half of the United States. Petroleum refining and marketing operations outside North America in-volve purchasing crude oil and refined products primarily for United States re-fining operations and also for sale to third parties. Sun's oil and gas produc-tion operations consist of development, production and marketing of crude oil, condensate, natural gas and natural gas liquids and are located in the United Kingdom sector of the North Sea. Sun's coal mining and cokemaking operations are conducted in the eastern United States. Corporate includes Sun's domestic real estate operations held for sale, and prior to 1995, coal operations and equipment leasing and secured lending activities. In 1995, Sun's coal mining and cokemaking business is reflected as a separate business segment as it is now considered one of Sun's ongoing business units and is no longer being held for sale (Note 2). At December 31, 1994, Sun had substantially liquidated its remaining portfolio of leases and secured loans.
SEGMENT INFORMATION
(Millions of Dollars)

                         Refining and  Exploration and      Coal Mining  Oil Sands
                            Marketing       Production   and Cokemaking*    Mining  Corporate    Consolidated**
---------------------------------------------------------------------------------------------------------------
1995
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers        $9,909             $ 93             $ 87       $ 32       $ --         $10,121
---------------------------------------------------------------------------------------------------------------
 Intersegment                  $   --             $193             $ --       $189       $ --         $    --
---------------------------------------------------------------------------------------------------------------
Operating profit               $   45             $ 81             $ 22       $ 52       $234         $   434
Equity income                      17               --               --         --         --              17
Related income taxes              (11)             (24)               3        (26)       (82)           (140)
---------------------------------------------------------------------------------------------------------------
Profit contribution be-
 fore net
 financing expenses and
 after tax***                  $   51             $ 57             $ 25       $ 26       $152             311
---------------------------------------------------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                                                               (28)
Net financing expenses
 (after taxes)                                                                                            (56)
Cumulative effect of
 change in accounting
 principle                                                                                                (87)+
                                                                                                      -------
Net income                                                                                            $   140
                                                                                                      -------
Depreciation, depletion
 and amortization              $  253             $ 71++           $ 10       $ 14       $ --         $   348
---------------------------------------------------------------------------------------------------------------
Capital expenditures           $  410             $ 87             $  7       $ 41       $ --         $   545
---------------------------------------------------------------------------------------------------------------
Identifiable assets            $4,397             $253             $143       $ --       $403+++      $ 5,184
---------------------------------------------------------------------------------------------------------------

  *Reflects coal and cokemaking operations as an operation held for sale for the first half of 1995 and on a fully consolidated basis thereafter. Accordingly, the amounts presented for sales and other operating revenue, depreciation, depletion and amortization and capital expenditures are for the second half of 1995 (Note 2).
 **After elimination of intersegment amounts.
***Includes after-tax provision for write-down of assets and other matters of $57 million in refining and marketing and $4 million in corporate. In addi-tion, corporate includes an after-tax gain of $157 million on the sale of Suncor common stock and a $1 million net loss from real estate operations held for sale (Note 2).
  +Reflects the cumulative effect for years prior to 1995 of a change in the method of accounting for the impairment of long-lived assets (Note 6). ++Includes dry hole costs and leasehold impairment which are included in ex-
   ploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes investment in real estate operations held for sale of $87 million
   (Note 2).

SEGMENT INFORMATION
(Millions of Dollars)

                         Refining and  Exploration and   Oil Sands
                            Marketing       Production      Mining  Corporate    Consolidated*
-------------------------------------------------------------------------------------------------
1994
Sales and other operat-
ing revenue
(including consumer ex-
cise taxes):
 Unaffiliated customers        $9,651             $156        $ --       $ 11          $9,818
-------------------------------------------------------------------------------------------------
 Intersegment                  $   --             $206        $416       $ --          $   --
-------------------------------------------------------------------------------------------------
Operating profit               $   41             $144        $ 68       $(34)         $  219
Equity income                      13               --          --         --              13
Related income taxes              (15)             (50)        (38)        34             (69)
-------------------------------------------------------------------------------------------------
Profit contribution be-
 fore net
 financing expenses and
 after tax**                   $   39             $ 94        $ 30       $ --***          163
-------------------------------------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                                               (28)
Net financing expenses
 (after taxes)                                                                            (38)***
Cumulative effect of
 change in accounting
 principle                                                                                 (7)+
                                                                                       ------
Net income                                                                             $   90
                                                                                       ------
Depreciation, depletion
 and amortization              $  246             $ 96++      $ 31       $ --          $  373
-------------------------------------------------------------------------------------------------
Capital expenditures           $  550             $215        $ 83       $ --          $  848
-------------------------------------------------------------------------------------------------
Identifiable assets            $4,807             $647        $592       $486+++       $6,465
-------------------------------------------------------------------------------------------------

*After elimination of intersegment amounts.
**Includes after-tax gain from the disposal of certain oil and gas properties of $28 million in exploration and production and after-tax provision for write-down of assets and other matters of $12 million in refining and market-ing and $20 million in corporate (Note 2).
***Net financing expenses of leasing operations are included in corporate. In addition, corporate includes net income from coal and real estate operations held for sale of $15 and $2 million, respectively (Note 2).
+Reflects the cumulative effect for years prior to 1994 of a change in the method of accounting for postemployment benefits (Note 6).
  ++ Includes dry hole costs and leasehold impairment which are included in ex-ploratory costs and leasehold impairment in the consolidated statements of income.
 +++ Includes investments in coal and real estate operations held for sale of $51 and $123 million, respectively (Note 2).

                         Refining and  Exploration and   Oil Sands
                            Marketing       Production      Mining  Corporate    Consolidated*
-------------------------------------------------------------------------------------------------
1993
Sales and other operat-
ing revenue
(including consumer ex-
cise taxes):
 Unaffiliated customers        $8,975             $194        $ --       $ 11          $9,180
-------------------------------------------------------------------------------------------------
 Intersegment                  $   --             $164        $363       $ --          $   --
-------------------------------------------------------------------------------------------------
Operating profit               $  194             $234        $ 63       $ 17          $  508
Equity income                      11               --          --         --              11
Related income taxes              (70)             (76)        (35)        (2)           (183)
-------------------------------------------------------------------------------------------------
Profit contribution be-
 fore net
 financing expenses and
 after tax**                   $  135             $158        $ 28       $ 15***          336
-------------------------------------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                                               (27)
Net financing expenses
 (after taxes)                                                                            (26)***
Cumulative effect of
 change in accounting
 principle                                                                                  5+
                                                                                       ------
Net income                                                                             $  288
                                                                                       ------
Depreciation, depletion
 and amortization              $  237             $ 98++      $ 32       $  1          $  368
-------------------------------------------------------------------------------------------------
Capital expenditures           $  381             $120        $111       $ --          $  612
-------------------------------------------------------------------------------------------------
Identifiable assets            $4,175             $554        $580       $641+++       $5,900
-------------------------------------------------------------------------------------------------

  *After elimination of intersegment amounts.
 **Includes after-tax provision for write-down of assets and other matters of $7 million in refining and marketing and $5 million in corporate. In addition, exploration and production includes an after-tax gain of $80 million from the disposal of certain oil and gas properties and corporate includes an after-tax gain of $19 million on the sale of Suncor common stock (Note 2).
***Net financing expenses of leasing operations are included in corporate. In addition, corporate includes net income from coal and real estate operations held for sale of $2 and $1 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes (Note 6).
 ++Includes dry hole costs and leasehold impairment which are included in ex-ploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes investments in coal and real estate operations held for sale of $113 and $134 million, respectively (Note 2).

GEOGRAPHIC INFORMATION
(Millions of Dollars)

                                          Outside
                                            North
                           U.S.* Canada   America Corporate    Consolidated**
-------------------------------------------------------------------------------
1995
Sales and other operat-
ing revenue
(including consumer ex-
cise taxes
of $1,544 in U.S. and
$207 in Canada):
 Unaffiliated customers  $9,125  $  611    $  385      $ --         $10,121
-------------------------------------------------------------------------------
 Intergeographic         $    9  $    1    $3,412      $ --         $    --
-------------------------------------------------------------------------------
Profit contribution be-
 fore net
 financing expenses and
 after tax***            $   63  $   28    $   68      $152         $   311
-------------------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                             (28)
Net financing expenses
 (after taxes)                                                          (56)
Cumulative effect of
 change in accounting
 principle                                                              (87)+
                                                                    -------
Net income                                                          $   140
                                                                    -------
Depreciation, depletion
 and amortization        $  252  $   46++  $   50      $ --         $   348
-------------------------------------------------------------------------------
Capital expenditures     $  409  $  106    $   30      $ --         $   545
-------------------------------------------------------------------------------
Identifiable assets      $4,515  $   --    $  790      $403+++      $ 5,184
-------------------------------------------------------------------------------
  *Includes coal and cokemaking operations as an operation held for sale for the first half of 1995 and on a fully consolidated basis thereafter (Note 2).
 **After elimination of intergeographic amounts.
***Includes after-tax provision for write-down of assets and other matters of
   $57 million in U.S. and $4 million in corporate. In addition, corporate in-
   cludes an after-tax gain of $157 million on the sale of Suncor common stock and a $1 million net loss from real estate operations held for sale (Note 2).
  +Reflects the cumulative effect for years prior to 1995 of a change in the method of accounting for the impairment of long-lived assets (Note 6).
 ++Includes dry hole costs and leasehold impairment which are included in exploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes corporate assets outside North America of $15 million. Also in-
   cludes investment in real estate operations held for sale of $87 million
   (Note 2).

                                          Outside
                                            North
                           U.S.  Canada   America Corporate    Consolidated*
-------------------------------------------------------------------------------
1994
Sales and other operat-
ing revenue
(including consumer ex-
cise taxes
of $1,601 in U.S. and
$515 in Canada):
 Unaffiliated customers  $7,963  $1,397    $  447      $ 11         $ 9,818
-------------------------------------------------------------------------------
 Intergeographic         $    9  $    5    $2,454      $ --         $    --
-------------------------------------------------------------------------------
Profit contribution be-
 fore net
 financing expenses and
 after tax**             $   24  $   45    $   94      $ --***      $   163
-------------------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                             (28)
Net financing expenses
 (after taxes)                                                          (38)***
Cumulative effect of
 change in accounting
 principle                                                               (7)+
                                                                    -------
Net income                                                          $    90
                                                                    -------
Depreciation, depletion
 and amortization        $  218  $  104++  $   51      $ --         $   373
-------------------------------------------------------------------------------
Capital expenditures     $  528  $  220    $  100      $ --         $   848
-------------------------------------------------------------------------------
Identifiable assets      $4,138  $1,541    $  703      $486+++      $ 6,465
-------------------------------------------------------------------------------

  *After elimination of intergeographic amounts.
 **Includes after-tax gain from the disposal of certain oil and gas properties of $28 million outside North America and after-tax provision for write-down of assets and other matters of $12 million in U.S. and $20 million in corporate (Note 2).
***Net financing expenses of leasing operations are included in corporate. In addition, corporate includes net income from coal and real estate operations held for sale of $15 and $2 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1994 of a change in the method of accounting for postemployment benefits (Note 6).
 ++Includes dry hole costs and leasehold impairment which are included in ex-ploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes corporate assets in Canada of $33 million and outside North
   America of $13 million. Also includes investments in coal and real estate operations held for sale of $51 and $123 million, respectively (Note 2).

GEOGRAPHIC INFORMATION
(Millions of Dollars)

                                         Outside
                                           North
                           U.S. Canada   America Corporate    Consolidated*
------------------------------------------------------------------------------
1993
Sales and other operat-
ing revenue
(including consumer ex-
cise taxes
of $1,381 in U.S. and
$502 in Canada):
 Unaffiliated customers  $7,262 $1,373    $  534      $ 11          $9,180
------------------------------------------------------------------------------
 Intergeographic         $    1 $    6    $2,003      $ --          $   --
------------------------------------------------------------------------------
Profit contribution be-
 fore net
 financing expenses and
 after tax**             $  124 $   40    $  157      $ 15***       $  336
------------------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                            (27)
Net financing expenses
 (after taxes)                                                         (26)***
Cumulative effect of
 change in accounting
 principle                                                               5+
                                                                    ------
Net income                                                          $  288
                                                                    ------
Depreciation, depletion
 and amortization        $  209 $  106++  $   52      $  1          $  368
------------------------------------------------------------------------------
Capital expenditures     $  359 $  202    $   51      $ --          $  612
------------------------------------------------------------------------------
Identifiable assets      $3,442 $1,522    $  514      $641+++       $5,900
------------------------------------------------------------------------------

  *After elimination of intergeographic amounts.
 **Includes after-tax provision for write-down of assets and other matters of $7 million in Canada and $5 million in corporate. In addition, Canada and outside North America include after-tax gains of $5 and $75 million, respectively, from the disposal of certain oil and gas properties and corporate includes an after-tax gain of $19 million on the sale of Suncor common stock (Note 2).
***Net financing expenses of leasing operations are included in corporate. In addition, corporate includes net income from coal and real estate operations held for sale of $2 and $1 million, respectively (Note 2).
  +Reflects the cumulative effect for years prior to 1993 of a change in the method of accounting for income taxes (Note 6).
 ++Includes dry hole costs and leasehold impairment which are included in ex-ploratory costs and leasehold impairment in the consolidated statements of income.
+++Includes corporate assets in Canada of $16 million and outside North America of $83 million. Also includes investments in coal and real estate operations held for sale of $113 and $134 million, respectively (Note 2).

Income tax expenses give effect to tax credits and allowances in each of the designated industry segments and geographic areas. Overhead expenses that can be identified with Sun's operations in the designated industry segments and ge-ographic areas have been included as deductions in determining operating prof-its and profit contributions. Net financing expenses consist of interest cost and debt expense less interest income, interest capitalized, dividends and gains (losses) on sales of securities held for investment. Intersegment and intergeographic sales and other operating revenue are accounted for based on the prices negotiated between the parties which approximate market. Identifiable assets are those assets that are utilized within a specific segment or geographic area.

20. SUBSEQUENT EVENT

On February 1, 1996, the Company adopted a stockholder rights plan and desig-nated 1,743,019 shares of its remaining 2,500,000 authorized cumulative prefer-ence stock as Series B participating cumulative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock and two Rights for each share of Series A cumu-lative preference stock outstanding on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan.

Generally, the Rights become exercisable a specified period after a party ac-quires 15 percent or more of the aggregate outstanding common stock and Series A cumulative preference stock (collectively, "Voting Stock") or announces a tender offer for 15 percent or more of the Voting Stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B par-ticipating cumulative preference stock for $100. After a party has acquired 15 percent or more of the Voting Stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in certain situa-tions, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the Voting Stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the Voting Stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the Voting Stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

REPORT OF MANAGEMENT

To the Shareholders of Sun Company, Inc.:

The accompanying consolidated financial statements of Sun Company, Inc. and its subsidiaries ("Sun") and the related information are the responsibility of man-agement. The financial statements, which include amounts based on informed es-timates and judgments, were prepared using generally accepted accounting prin-ciples deemed appropriate in the circumstances. Management believes these fi-nancial statements present fairly, in all material respects, Sun's financial position, results of operations and cash flows. Other financial information presented in this Annual Report is consistent with that in the financial state-ments.

To fulfill its responsibility for the financial statements, Sun maintains a system of internal accounting controls which in management's opinion provides reasonable assurance of achieving the objectives of internal accounting con-trol. These objectives include safeguarding of assets from loss through unau-thorized use or disposition and maintaining reliable records permitting the preparation of financial statements and accountability for assets. The system of internal accounting controls is subject to ongoing evaluation of its contin-uing effectiveness.

Sun's independent accountants, Coopers & Lybrand L.L.P., have expressed an opinion on the fairness of management's financial statements by conducting their audit in accordance with generally accepted auditing standards and issu-ing the report presented on this page.

The Audit Committee of the Board of Directors is comprised of directors who are not employees of Sun and meets a minimum of four times annually. It assists the Board of Directors in discharging its duties relating to accounting and report-ing practices and internal controls, and it assesses the performance and recom-mends the appointment of independent accountants. Both the independent accoun-tants and Sun's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.

/S/ Robert H. Campbell

ROBERT H. CAMPBELL
Chairman, Chief Executive Officer and President


/S/ Robert M. Aiken, Jr.

ROBERT M. AIKEN, JR.
Senior Vice President and Chief Financial Officer
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors, Sun Company, Inc.:

We have audited the accompanying consolidated balance sheets of Sun Company, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements referred to above (pages 36 to 54) present fairly, in all material respects, the consolidated financial position of Sun Company, Inc. and its subsidiaries as of December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with gen-erally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, the Company changed: its method of accounting for the impairment of long-lived assets in 1995; its method of accounting for postemployment benefits in 1994; and, its method of accounting for income taxes in 1993.

/S/ Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, PA 19103
February 13, 1996

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (Unaudited)

DOMESTIC REFINING AND MARKETING DATA

REFINERY UTILIZATION*                    1995      1994      1993   1992   1991
-------------------------------------------------------------------------------
Refinery crude unit capacity at De-
 cember 31                              777.0     777.0     600.0  600.0  600.0
-------------------------------------------------------------------------------
Total input to crude units:
 Crude oil                              673.9     551.4     465.8  530.8  524.2
 Other feedstocks                        26.5      39.2      36.3    6.0    6.9
-------------------------------------------------------------------------------
                                        700.4     590.6**   502.1  536.8  531.1
-------------------------------------------------------------------------------
Refinery crude unit capacity utilized     90%       88%       84%    89%    89%
-------------------------------------------------------------------------------
  *Thousands of barrels daily except percentages. Reflects the acquisition on
   August 4, 1994 of the 177.0 thousand barrel-per-day Girard Point refining fa-
   cilities.
 **Includes 78.9 thousand barrels daily attributable to the Girard Point refin-
   ing facilities and reflects total input at Girard Point from August 4, 1994 through December 31, 1994 divided by 365 days. During this 150-day period, input to crude units at these facilities actually totalled 191.9 thousand barrels daily.

REFINED PRODUCT SALES*                   1995      1994      1993   1992   1991
-------------------------------------------------------------------------------
Gasoline:
 Wholesale                              154.0      95.1      56.7   80.0   78.6
 Retail                                 204.6     214.9     223.6  233.9  235.3
Middle distillates                      210.9     186.6     161.8  169.0  161.7
Residual fuel                            73.9      51.5      40.8   50.5   43.0
Petrochemicals                           31.1      27.5      28.8   28.9   25.3
Lubricants                               20.0      22.3      19.5   19.6   19.1
Asphalt                                  26.7      29.3      29.9   29.3   25.2
Other                                    56.6      50.3      34.5   34.6   40.9
-------------------------------------------------------------------------------
                                        777.8     677.5     595.6  645.8  629.1
-------------------------------------------------------------------------------
*Thousands of barrels daily to third parties; excludes refined product trading activities.

REFINED PRODUCT MARGIN INFORMATION*      1995      1994      1993   1992   1991
-------------------------------------------------------------------------------
Average sales price                    $25.26    $24.31    $25.39 $26.47 $28.48
Average cost of products sold**         19.95     18.70     19.08  20.96  22.11
-------------------------------------------------------------------------------
                                       $ 5.31*** $ 5.61*** $ 6.31 $ 5.51 $ 6.37
-------------------------------------------------------------------------------
  *Dollars per barrel.
 **Consists of crude oil and other purchased feedstocks and refined products.
***Excluding sales from the Girard Point facilities, refined product margins totalled $6.03 and $5.97 per barrel in 1995 and 1994, respectively.

RETAIL GASOLINE OUTLETS                  1995      1994      1993   1992   1991
-------------------------------------------------------------------------------
Direct outlets:
 Company owned or leased                1,446     1,519     1,577  1,645  1,674
 Dealer owned                             611       658       741    880    973
-------------------------------------------------------------------------------
Total direct outlets                    2,057     2,177     2,318  2,525  2,647
Distributor outlets                     1,804     1,938     2,124  2,864  3,207
-------------------------------------------------------------------------------
                                        3,861     4,115     4,442  5,389  5,854
-------------------------------------------------------------------------------
THROUGHPUT PER DIRECT OUTLET*            1995      1994      1993   1992   1991
-------------------------------------------------------------------------------
Company owned or leased                  96.1      97.2      93.5   89.4   83.9
Dealer owned                             71.3      70.3      63.6   58.6   52.9
-------------------------------------------------------------------------------
Average-total direct outlets             88.6      88.8      83.5   78.3   72.0
-------------------------------------------------------------------------------
*Thousands of gallons of gasoline monthly.

PIPELINE MILEAGE*                        1995      1994      1993   1992   1991
-------------------------------------------------------------------------------
Crude lines                             5,264     5,577     5,579  5,493  5,493
Product lines                           4,805     4,552     4,303  4,605  4,704
-------------------------------------------------------------------------------

*Includes all pipelines in which Sun has an ownership interest.

OIL AND GAS DATA

On June 8, 1995, Sun sold its remaining 55-percent interest in Suncor Inc., the Company's Canadian petroleum company. The oil and gas data below reflect amounts pertaining to Canadian operations prior to the date of sale. (See Note 2 to the consolidated financial statements.)

CAPITALIZED COSTS*
(Millions of Dollars)

                                     At December 31, 1995 At December 31, 1994
                                     -------------------- ---------------------
                                            Outside              Outside
                                              North                North
                                     Canada America Total Canada America  Total
-------------------------------------------------------------------------------
Proved properties                      $ --    $913  $913   $518    $883 $1,401
Unproved properties                      --      24    24    147      24    171
-------------------------------------------------------------------------------
Total capitalized costs                  --     937   937    665     907  1,572
Accumulated depreciation, depletion
 and amortization                        --     723   723    346     670  1,016
-------------------------------------------------------------------------------
Net capitalized costs                  $ --    $214  $214   $319    $237 $  556
-------------------------------------------------------------------------------

*Includes capitalized costs of support equipment and facilities.

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES*
(Millions of Dollars)

                              1995                   1994                   1993
                      ---------------------- ---------------------- ----------------------
                             Outside                Outside                Outside
                               North                  North                  North
                      Canada America   Total Canada America   Total Canada America   Total
------------------------------------------------------------------------------------------
Property acquisition
 costs:
 Proved                  $ 7     $--     $ 7    $ 6     $66     $72    $ 3     $22     $25
 Unproved                $ 6     $--     $ 6    $19     $12     $31    $ 9     $--     $ 9
Exploration costs        $19     $--**   $19    $32     $--**   $32    $26     $--**   $26
Development costs        $33     $30     $63    $65     $22     $87    $38     $29     $67
------------------------------------------------------------------------------------------

 *Consists of both capitalized and expensed costs incurred in oil and gas pro-
  ducing activities.
**In connection with the Company's decision to withdraw from oil and gas ex-ploration activities outside North America effective September 30, 1992, an accrual was established in 1992 for all future exploration commitments. Ac-tual costs incurred subsequent to September 30, 1992 to satisfy these com-mitments were charged against this accrual and excluded from costs incurred in oil and gas producing activities.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCTION
(Millions of Dollars)

                                 1995                 1994                 1993
                         -------------------- -------------------- --------------------
                                Outside              Outside              Outside
                                  North                North                North
                         Canada America Total Canada America Total Canada America Total
---------------------------------------------------------------------------------------
Revenues:
 Sales to unaffiliated
  customers                 $18    $ 43  $ 61   $ 57    $ 67  $124   $ 48    $134  $182
 Transfers to other Sun
  operations*                29     164   193     57     149   206     65      97   162
---------------------------------------------------------------------------------------
  Revenues from oil and
   gas production            47     207   254    114     216   330    113     231   344
 Other operating reve-
  nues                        3      29    32      3      29    32      3      11    14
 Gain on sale of
  exploration and
  production
  properties**               --      --    --     --      35    35     10      99   109
---------------------------------------------------------------------------------------
                             50     236   286    117     280   397    126     341   467
Expenses:
 Production:
  Taxes                      --      30    30     --      27    27     --      25    25
  Operating costs            13      76    89     25      76   101     25      57    82
 Depreciation, depletion
  and amortization           14      50    64     31      51    82     32      52    84
 Exploration                 15      --    15     24      --    24     22      --    22
 Other related costs***       7      --     7     19      --    19     20      --    20
---------------------------------------------------------------------------------------
                             49     156   205     99     154   253     99     134   233
---------------------------------------------------------------------------------------
Operating profit before
 income taxes                 1      80    81     18     126   144     27     207   234
Related income taxes          1      23    24     12      38    50     17      59    76
---------------------------------------------------------------------------------------
Results of operations
 from exploration and
 production                 $--    $ 57  $ 57   $  6    $ 88  $ 94   $ 10    $148  $158
---------------------------------------------------------------------------------------

  *Outside North America amounts reflect sales of crude oil to Sun's domestic refining and marketing business. This crude oil is principally resold to third parties.
 **Consists of gains on the disposition of Sun's interests in an exploration block in the North Sea and in exploration and production properties in Co-lombia during 1994 and in certain oil and gas producing properties in Canada and Dubai and certain exploration properties in the North Sea during 1993. The after-tax effect of these divestments increased results of operations from oil and gas exploration and production outside North America by $28 million in 1994 and in Canada and outside North America by $5 and $75 mil-lion, respectively, in 1993. (See Note 2 to the consolidated financial statements.)
***Consists principally of exploration and production direct general and admin-istrative costs and foreign exchange gains and losses.

REVENUES PER UNIT OF OIL AND GAS PRODUCTION

                                        1995           1994           1993
                                   -------------- -------------- --------------
                                          Outside        Outside        Outside
                                            North          North          North
                                   Canada America Canada America Canada America
-------------------------------------------------------------------------------
Revenues:*
 Crude oil, condensate and natural
  gas liquids (per barrel)         $15.51 $16.82  $13.62 $15.73  $14.49 $16.75
 Natural gas (per thousand cubic
  feet)                            $  .87 $ 2.99  $ 1.40 $ 2.96  $ 1.42 $ 2.93
-------------------------------------------------------------------------------

*Includes transfers to other Sun operations.
ESTIMATED NET QUANTITIES OF PROVED OIL AND GAS RESERVES

Proved reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimate is made. Proved developed reserves are the quantities ex-pected to be recovered through existing wells with existing equipment and oper-ating methods. The reserve balance estimates in Canada were prepared by Coles Gilbert Associates Ltd., independent petroleum consultants, while the reserve balance estimates outside of North America were prepared by Sun engineers. Sun considers such estimates to be reasonable; however, due to inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are imprecise and subject to change over time as additional information becomes available.

                          Crude Oil, Condensate and
                           Recoverable Natural Gas
                                   Liquids                               Natural Gas
                            (Millions of Barrels)                  (Billions of Cubic Feet)
                          ------------------------------------    ---------------------------------
                                         Outside                                Outside
                                           North                                  North
PROVED RESERVES             Canada       America        Total       Canada      America      Total
-----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
 1991                              32            81          113         407          101        508
Revisions of previous
 estimates                          1             8            9           1           20         21
Purchases of minerals in
 place                              5            --            5          89           --         89
Sales of minerals in
 place                             (2)           --           (2)         (8)          --         (8)
Extensions and discover-
 ies                                1             3            4          28           --         28
Production                         (3)          (15)         (18)        (42)         (17)       (59)
-----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
 1992                              34            77          111         475          104        579
Revisions of previous
 estimates                         --             5            5          26           26         52
Purchases of minerals in
 place                              1             2            3           5           --          5
Sales of minerals in
 place                             (2)          (42)*        (44)        (46)          --        (46)
Extensions and discover-
 ies                                4            --            4          74           --         74
Production                         (3)          (11)         (14)        (42)         (21)       (63)
-----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
 1993                              34            31           65         492          109        601
Revisions of previous
 estimates                          3             9           12          34           15         49
Purchases of minerals in
 place                              1            16           17           5           --          5
Sales of minerals in
 place                             --            (7)          (7)         --          (11)       (11)
Extensions and discover-
 ies                                6            --            6         105           --        105
Production                         (4)          (11)         (15)        (43)         (17)       (60)
-----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
 1994                              40            38           78         593           96        689
Revisions of previous
 estimates                         --            11           11           2           --          2
Purchases of minerals in
 place                              1            --            1          13           --         13
Extensions and discover-
 ies                                1            --            1          20           --         20
Production                         (2)          (10)         (12)        (21)         (13)       (34)
Divestment of Suncor**            (40)           --          (40)       (607)          --       (607)
-----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
 1995                              --            39           39          --           83         83
-----------------------------------------------------------------------------------------------------
PROVED DEVELOPED
RESERVES AT DECEMBER 31
-----------------------------------------------------------------------------------------------------
1991                               28            77          105         256           55        311
1992                               30            74          104         370          104        474
1993                               30            25           55         338          100        438
1994                               33            28           61         357           87        444
1995                               --            29           29          --           74         74
-----------------------------------------------------------------------------------------------------

 *Consists of proved reserves in Dubai which were subject to disposition as part of a restructuring plan adopted in 1992. Results of operations for these properties werenot significant. (See Note 2 to the consolidated financial statements.)
**Consists of Suncor's proved reserve balances at June 8, 1995.

There has been no major discovery or other favorable or adverse event that has caused a significant change in estimated proved reserves since December 31, 1995. Sun has no long-term supply agreements or contracts with governments or authorities in which it acts as producer nor does it have any interest in oil and gas operations accounted for by the equity method. Sun sold 4 and 6.8 mil-lion shares of Suncor common stock in 1992 and 1993, respectively, which in-creased the minority interest in Sun's reserves in Canada from 25 percent to 32 percent and 45 percent, respectively. Sun sold its remaining 55-percent in-terest in Suncor common stock in 1995.

AVERAGE NET OIL AND GAS PRODUCTION

(Thousands of Barrels Daily)                     1995  1994 1993 1992 1991
--------------------------------------------------------------------------
Crude oil, condensate and processed natural gas
liquids:
 Canada                                           5.2* 10.8 10.1 10.1  9.2
 Outside North America**                         27.4  29.0 28.0 42.7 48.3
--------------------------------------------------------------------------
                                                 32.6  39.8 38.1 52.8 57.5
--------------------------------------------------------------------------
(Millions of Cubic Feet Daily)
--------------------------------------------------------------------------
Natural gas:
 Canada                                            57*  119  116  116   83
 Outside North America                             36    46   56   46   56
--------------------------------------------------------------------------
                                                   93   165  172  162  139
--------------------------------------------------------------------------

 *Reflects total volumes in Canada prior to the sale of Sun's remaining inter-est in Suncor on June 8, 1995 divided by 365 days. During the 158-day period prior to the sale, actual crude oil, condensate and processed natural gas liquids volumes totalled 12.0 thousand barrels daily and actual natural gas volumes totalled 131 million cubic feet daily.
**Reflects impact of the April 1993 sale of producing properties in Dubai.
  Production from these properties averaged 4.4 thousand barrels daily during 1993 (based on a 365-day period) and 17.8 thousand barrels daily during 1992.

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

The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and taking into account the fu-ture periods in which they are expected to be developed and produced based on year-end economic conditions. The estimated future production is priced at year-end prices, except that future gas prices are increased, where applica-ble, for fixed and determinable price escalations provided by contract or reg-ulation. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on year-end cost levels. In addition, Sun has also deducted certain other estimated costs deemed necessary to derive the estimated pretax future net cash flows from the proved reserves including direct general and administrative costs and abandonment/dismantlement costs. The estimated pretax future net cash flows are then reduced further by deducting future income tax expenses. Such income taxes are determined by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to Sun's proved oil and gas reserves less the tax basis of the properties involved. The future income tax expenses give effect to tax credits and allowances relating to Sun's proved oil and gas reserves. The resultant future net cash flows are reduced to present value amounts by applying the SFAS NO. 69 mandated ten percent discount factor. The result is referred to as the "Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes."

                                                            Outside
                                                              North
(Millions of Dollars)                               Canada* America    Total
-----------------------------------------------------------------------------
1995
Future cash inflows                                 $   --   $1,116  $ 1,116
Future production and development costs                 --     (698)    (698)
Other related future costs                              --      (26)     (26)
Future income tax expenses                              --      (95)     (95)
-----------------------------------------------------------------------------
Future net cash flows                                   --      297      297
Discount at 10 percent                                  --      (55)     (55)
-----------------------------------------------------------------------------
Standardized measure of discounted future net cash
 flows from estimated
 production of proved oil and gas reserves after
 income taxes                                       $   --   $  242  $   242
-----------------------------------------------------------------------------
1994
Future cash inflows                                 $1,386   $1,055  $ 2,441
Future production and development costs               (503)    (658)  (1,161)
Other related future costs                             (73)     (69)    (142)
Future income tax expenses                            (234)    (118)    (352)
-----------------------------------------------------------------------------
Future net cash flows                                  576      210      786
Discount at 10 percent                                (232)     (21)    (253)
-----------------------------------------------------------------------------
Standardized measure of discounted future net cash
 flows from estimated
 production of proved oil and gas reserves after
 income taxes                                       $  344   $  189  $   533
-----------------------------------------------------------------------------
1993
Future cash inflows                                 $1,294   $  724  $ 2,018
Future production and development costs               (415)    (442)    (857)
Other related future costs                             (67)      (8)     (75)
Future income tax expenses                            (231)    (117)    (348)
-----------------------------------------------------------------------------
Future net cash flows                                  581      157      738
Discount at 10 percent                                (251)     (28)    (279)
-----------------------------------------------------------------------------
Standardized measure of discounted future net cash
 flows from estimated
 production of proved oil and gas reserves after
 income taxes                                       $  330   $  129  $   459
-----------------------------------------------------------------------------

*In 1995, Sun sold its remaining 55-percent interest in Suncor common stock.
 Previously, in 1993, Sun sold 6.8 million shares of Suncor common stock which increased the minority interest in Sun's standardized measure of discounted future net cash flows in Canada from 32 percent to 45 percent.

SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PRODUCTION OF PROVED OIL AND GAS RESERVES AFTER INCOME TAXES
(Millions of Dollars)

                                                           1995    1994   1993
-------------------------------------------------------------------------------
Balance, beginning of year                                $ 533   $ 459  $ 570
Increase (decrease) in discounted future net cash flows:
 Sales and transfers of oil and gas net of related costs   (135)   (202)  (237)
 Revisions to estimates of proved reserves:
  Prices                                                     (8)     88    (54)
  Development costs                                         (46)    (40)    (8)
  Production costs                                           17     (31)    82
  Quantities                                                 45      59     23
  Other                                                      (6)    (30)   (57)
 Extensions, discoveries and improved recovery less re-
  lated costs                                                12      84     62
 Development costs incurred during the period                63      87     67
 Purchases of reserves in place                              10      56     21
 Sales of reserves in place                                  --      (6)  (289)
 Divestment of Suncor                                      (329)*    --     --
 Accretion of discount                                       48      65     80
 Income taxes                                                38     (56)   199
-------------------------------------------------------------------------------
Balance, end of year                                      $ 242   $ 533  $ 459
-------------------------------------------------------------------------------

*Consists of Sun's standardized measure of discounted future net cash flows in Canada at June 8, 1995.

MINING DATA

                                        1995     1994     1993     1992   1991
------------------------------------------------------------------------------
OIL SANDS (CANADA)
Proven reserves* (millions of bar-
 rels) at December 31                     --      205      231      256    276
Synthetic crude oil produced for
 shipment (thousands of barrels dai-
 ly)                                    33.3**   70.7     60.5     58.5   60.6
Average price (per barrel)            $18.19   $16.18   $16.61   $19.03 $20.03
------------------------------------------------------------------------------
 *Before crown and other royalties and reflects (3), 1 and 15 million barrel revisions of previous estimates during 1993, 1992 and 1991, respectively.
**Reflects total volumes prior to the sale of Sun's remaining interest in
  Suncor on June 8, 1995 divided by 365 days. During the 158-day period prior to the sale, actual volumes totalled 76.9 thousand barrels daily.
------------------------------------------------------------------------------
COAL AND COKEMAKING (UNITED STATES)
Proven and probable coal reserves
 (millions of tons) at December 31:
 Bituminous:
  Metallurgical                          116      116      117      120    116
  Steam                                   23       71      134      197    266
 Subbituminous                            --       --       --      384    397
------------------------------------------------------------------------------
                                         139*     187**    251**    701    779
------------------------------------------------------------------------------
Proven coal reserves (million of
 tons) at December 31                     70      104      147      564    577
------------------------------------------------------------------------------
 *Reflects a 45 million ton revision of previous estimates.
**In January 1993, Sun decided to sell its coal and cokemaking operations. In connection with this decision, Sun sold its western U.S. coal operations during 1993 and certain of its eastern U.S. coal operations during 1994 which resulted in a reduction in proven and probable reserves of 508 million tons in the 1993-94 period. In 1995, Sun decided to retain its remaining coal and cokemaking operations as one of its eight ongoing business units. (See Note 2 to the consolidated financial statements.)

                                        1995     1994     1993     1992   1991
------------------------------------------------------------------------------
Production (thousands of tons):
 Bituminous:
  Metallurgical                        1,627    1,633    1,959    2,047  2,090
  Steam                                3,494    4,962    6,209    7,265  7,969
 Subbituminous                            --       --    4,690   13,338 13,743
------------------------------------------------------------------------------
                                       5,121    6,595   12,858   22,650 23,802
------------------------------------------------------------------------------
 Coke                                    638      678      642      640    622
------------------------------------------------------------------------------
Sales (thousands of tons):
 Bituminous:
  Metallurgical                          674      772    1,033    1,197  1,265
  Steam                                3,556    5,537    6,214    7,385  8,116
 Subbituminous                            --       --    4,690   13,338 13,743
------------------------------------------------------------------------------
                                       4,230    6,309   11,937   21,920 23,124
------------------------------------------------------------------------------
 Coke                                    660      782      622      634    537
------------------------------------------------------------------------------
Average sales price of coal and coke
 (per ton)                            $37.65*  $34.00*  $21.49*  $15.86 $15.79
Net acreage (in thousands) at Decem-
 ber 31:
 Developed:
  Bituminous                              35       34       45       49     53
  Subbituminous                           --       --       --        8      8
 Undeveloped bituminous                  112      113      154      163    257
------------------------------------------------------------------------------

*Reflects the absence of lower-value subbituminous coal sales subsequent to the divestment of Sun's western U.S. coal operations during 1993.

QUARTERLY FINANCIAL AND STOCK MARKET INFORMATION
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                       1995                                1994
                          ----------------------------------- -----------------------------------
                            First   Second      Third  Fourth   First   Second    Third    Fourth
                          Quarter  Quarter    Quarter Quarter Quarter  Quarter  Quarter   Quarter
----------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)            $ 2,578  $ 2,656    $ 2,398 $ 2,489 $ 2,056  $ 2,218  $ 2,699   $ 2,845
Gross profit*                $212     $257       $273    $161    $244     $181     $302      $234
Income (loss) before
 cumulative effect of
 change in accounting
 principle**                  $(7)    $138***     $78     $18     $34      $12+     $48++      $3+++
Net income (loss)**          $(94)    $138        $78     $18     $27#     $12      $48        $3
Income (loss) per share
 of common stock before
 cumulative effect of
 change in accounting
 principle**##              $(.07)   $1.29       $.87    $.09    $.32     $.11     $.45      $.03
Net income (loss) per
 share of common
 stock**##                  $(.88)   $1.29       $.87    $.09    $.25#    $.11     $.45      $.03
Cash dividends per share
 of preference stock          $--      $--       $.90    $.90     $--      $--      $--       $--
Cash dividends per share
 of common stock             $.45     $.45       $.25    $.25    $.45     $.45     $.45      $.45
Common stock price
 range###--high           $30 1/4  $32 7/8    $29 3/4 $29 3/4 $35 1/4  $34 3/8  $29 1/4   $32 1/2
         --low            $27 1/8  $27 1/4    $25 3/4 $24 3/4 $29 3/8  $25 1/8  $25 7/8   $26 3/8
----------------------------------------------------------------------------------------------------

  *Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; exploratory costs and leasehold impairment; and production, consumer excise and other applicable taxes.
 **For the first and second quarters of 1995, reflects increases (decreases) compared to amounts previously reported on Securities and Exchange Commission Form 10-Q in income (loss) before cumulative effect of change in accounting principle of $-- and $29 million, respectively, or $-- and $.27, respectively, per share of common stock and in net income (loss) of $(87) and $29 million, respectively, or $(.81) and $.27, respectively, per share of common stock. The changes are due to the Company's change in method of accounting for the impairment of long-lived assets in the fourth quarter of 1995. (See Note 6 to the consolidated financial statements.)
***Includes a $157 million gain on sale of Suncor common stock and a $61 million provision for write-down of assets and other matters.
  +Includes a $13 million gain on the sale of certain oil and gas exploration and production properties.
 ++Includes a $15 million gain on the sale of certain oil and gas exploration properties and a $22 million provision for write-down of assets and other matters.
+++Includes a $10 million provision for write-down of assets and other matters.
  #Reflects a decrease in net income of $7 million or $.07 per share of common stock due to the cumulative effect for years prior to 1994 of a change in the method of accounting for the cost of postemployment benefits.
 ##Represents both primary and fully diluted earnings per share, except in the third quarter of 1995 when the assumed redemption of preference shares resulted in a reduction in earnings per share to $.76 on a fully diluted basis. (See Note 7 to the consolidated financial statements.)
###The Company's common stock is principally traded on the New York Stock
   Exchange, Inc. under the symbol "SUN." The Company had approximately 42,000 holders of record of common stock as of January 31, 1996.

62