Form 10-K, Exhibit 13
period 1996-12-31
SUN CO INC
filed 1997-03-07
CIK 95304

             FINANCIAL SECTION CONTENTS

Selected Financial Data                                      22
Management's Discussion and Analysis                         23
Consolidated Statements of Operations                        33
Consolidated Balance Sheets                                  34
Consolidated Statements of Cash Flows                        35
Consolidated Statements of Changes in Shareholders' Equity   36
Notes to Consolidated Financial Statements                   37
Reports of Management and of Independent Auditors            51
Supplemental Financial and Operating Information             52
Quarterly Financial and Stock Market Information             54

SELECTED FINANCIAL DATA*
(Millions of Dollars Except Per Share Amounts)

                                         1996    1995    1994    1993    1992
-------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
 Sales and other operating revenue
  (including
  consumer excise taxes)              $11,233  $9,834  $9,513  $8,889 $10,049
 Income (loss) from continuing
  operations before cumulative effect
  of change in accounting principle**   $(281)    $(8)   $(19)    $87    $(99)
 Income (loss) from discontinued
  operations***                          $166    $235    $116    $196   $(199)+
 Cumulative effect of change in
  accounting principle++                  $--    $(87)    $(7)     $5   $(261)
 Net income (loss)                      $(115)   $140     $90    $288   $(559)
-------------------------------------------------------------------------------
PER SHARE DATA:
 Income (loss) from continuing
  operations before cumulative effect
  of change in accounting
  principle+++                         $(4.43)  $(.33)  $(.18)   $.82   $(.93)
 Net income (loss)+++                  $(2.17)  $1.29    $.84   $2.70  $(5.26)
 Cash dividends on preference stock#    $3.60   $1.80     $--     $--     $--
 Cash dividends on common stock#        $1.00   $1.40   $1.80   $1.80   $1.80
 Shareholders' equity##                $14.69  $17.16  $17.42  $18.60  $17.82
-------------------------------------------------------------------------------
BALANCE SHEET DATA:
 Total assets                          $5,025  $5,085  $5,646  $5,145  $5,263
 Long-term debt                          $835    $888    $936    $582    $661
 Shareholders' equity                  $1,438  $1,699  $1,863  $1,984  $1,896
-------------------------------------------------------------------------------

* Prior period amounts have been restated to present international production and Canadian upstream petroleum operations as discontinued operations. (See
     Note 2 to the consolidated financial statements.)
** Includes after-tax provision for write-down of assets and other matters to-talling $254, $61, $32, $12 and $108 million for 1996, 1995, 1994, 1993 and
     1992, respectively. (See Notes 2 and 12 to the consolidated financial statements.)
*** Includes after-tax gain (loss) on divestment of discontinued operations and disposal of exploration and production properties totalling $125, $157, $28, $99 and $(8) million for 1996, 1995, 1994, 1993 and 1992, respective-
     ly. (See Note 2 to the consolidated financial statements.)
+ Includes a $348 million after-tax provision for write-down of assets and other matters and a $117 million after-tax gain on Iranian litigation settlement.
++ Consists of impact of the cumulative effect of a change in the method of accounting for impairment of long-lived assets in 1995, postemployment benefits in 1994, income taxes in 1993 and postretirement health care and life insurance benefits in 1992. (See Note 3 to the consolidated financial statements.)
+++ Represents both primary and fully diluted earnings per share. (See Note 1 to the consolidated financial statements.)
# Effective in the third quarter of 1995, Sun began paying quarterly dividends on preference stock at a rate of $.90 per share and reduced its quarterly common stock dividend from $.45 to $.25 per share. (See Note 13 to the consolidated financial statements.)
## Assumes redemption of preference shares for common stock. (See Note 13 to the consolidated financial statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements that are inher-ently uncertain. See "Forward-Looking Statements" on page 32 for a discussion of the factors which could cause actual results to differ materially from those projected in such statements.

OUTLOOK

The refining and marketing industry is a highly competitive global business subject to significant volatility. Sun's planning assumptions, including an-ticipated near-term market trends, are enumerated below:

 . Sun's operating results will continue to be highly leveraged to historically unpredictable refining and marketing margins. Significantly higher crude oil prices during 1996 had a particularly adverse affect on average margins and refinery fuel costs as Sun must purchase all of its crude oil feedstocks. Because margins will continue to be driven by competitive pressures, Sun's business plan is focused on improving operating results by increasing the production of high-value products, improving reliability and efficiency of production facilities and reducing operating and administrative costs through complement reductions and other cost-saving initiatives. With the completion in 1996 of extensive planned refinery maintenance turnaround ac-tivity, Sun expects to operate its refining units near full capacity in 1997.

 . Ample supplies of light sweet crude oil will continue to be available. With the reconfigurations of the Philadelphia and Puerto Rico refineries, virtu-ally all of the crude oil processed in Sun's refining system is light sweet crude oil. Therefore, the availability of this type of crude oil and its price relative to alternative heavy sour crude oil will continue to have a significant impact on Sun's profitability and competitive position.

 . Sun's retail gasoline marketing margins in the northeastern U.S. will ap-proach the higher levels experienced in the 1994-95 period. The Company's strategy is to generate attractive investment returns and improve profit-ability by increasing throughput per outlet and reducing marketing and ad-ministrative costs. As a result of its logistically advantaged refining and distribution assets and its strong branded marketing presence in this re-gion, Sun believes that it is well positioned to compete effectively.

 . Margins for base oil lubricant products declined in 1996 and will continue to be adversely affected in the near term as new lubricants supply comes onstream. In order to reduce the impact of unfavorable base oil market con-ditions, Sun acquired the Kendall/Amalie lubricants business in November 1996 which will enable Sun to significantly increase the amount of base oil it upgrades into higher-value transportation lubricants.

 . Overall margins for petrochemicals will improve slightly in 1997 but will not return to the very strong margins experienced during 1995. Petrochemi-cals production will increase significantly as a result of capital invest-ments made in 1996, including outlays at the Marcus Hook refinery to com-plete the expansion of the propylene unit and to turnaround and modernize the refinery's fluid catalytic cracking unit.

 . Operating income in Sun's logistics and coal and cokemaking businesses in 1997 will approximate the amounts earned during 1996.

FINANCIAL AND OPERATIONAL RESTRUCTURING

During the 1995-96 period, the Company implemented a series of financial and operational restructuring initiatives designed to improve its competitive po-sition.

The major initiatives in 1996:

 . Reconfigured the Philadelphia refinery to process only light sweet crude oil and to cease asphalt production. This reconfiguration continues the integra-tion of the two adjacent but separate facilities (Point Breeze and Girard Point) within the refinery. Announced that the Puerto Rico refinery will be reconfigured in the first quarter of 1997 to significantly reduce unprofit-able fuels production while maintaining the current volume and quality of lubricants production. These combined actions will result in the shutdown or mothballing of redundant and/or unprofitable processing units and the elimi-nation of approximately 225 positions (both employees and independent con-tractors). The reconfigurations are expected to improve operating efficien-cies, lower fixed costs and reduce ongoing capital spending and working cap-ital requirements. If sufficient improvements in operating results are not realized at these facilities, the Company will consider shutting down addi-tional units during 1997.

 . Announced a comprehensive competitive improvement plan at the Marcus Hook refinery that will be implemented during 1997. This plan is focused on im-proving reliability and reducing cash operating costs through a reduction of approximately 200 positions (both employees and independent contractors), improved operating and maintenance procedures and energy conservation mea-sures.

 . Strengthened the Company's position in the transportation lubricants market with the acquisition of the Kendall/Amalie lubricants business.

 . Commenced construction of a $187 million cokemaking facility in East Chica-go, IN, which will significantly increase the Company's cokemaking capacity. An agreement with Inland Steel Company will require Inland to buy 1.2 mil-lion tons of coke annually on a take-or-pay basis for a period of 15 years commencing after the scheduled mid-1998 start-up date. Additional production of up to 100,000 tons per year will be sold either to Inland or to other steel producers.

 . Completed the withdrawal from oil and gas exploration and production activi-ties with the divestment of the Company's international production business.

The major actions taken in 1995:

 . Restructured the Company into eight business units (including the now di-vested international production business) plus a holding company and a shared services organization.

 . Divested the Company's remaining 55-percent interest in Suncor Inc., a Cana-dian integrated oil company. The proceeds from the sale were used to signif-icantly reduce the Company's indebtedness and to repurchase over 8 million shares of common stock.

 . Reduced the quarterly dividend on common stock from $.45 per share to $.25 per share.

 . Issued 25 million "depositary shares", each accruing dividends quarterly at a rate of $.45 per share, in exchange for an equal number of shares of com-mon stock.

For additional information regarding the financial and operational restructur-ing initiatives implemented in the 1995-96 period, see Notes 2 and 13 to the consolidated financial statements.

RESULTS OF OPERATIONS

EARNINGS PROFILE OF SUN BUSINESSES (after tax)
(Millions of Dollars)

                                                           1996  1995  1994
----------------------------------------------------------------------------
Sun Northeast Refining                                    $ (60) $(37) $(77)
Sunoco Northeast Marketing                                    1    45    59
Sunoco Chemicals                                             40    68    25
Sun Lubricants                                              (14)  (15)   (2)
Sunoco MidAmerica Marketing & Refining                       (3)   (8)   (8)
Sunoco Logistics                                             48    53    45
Sun Coal & Coke                                              31    25    15
Corporate expenses                                          (23)  (24)  (23)
Net financing expenses                                      (47)  (55)  (32)
Real estate operations held for sale                         --    (1)    2
Sun International Production*                                41    57    60
Canada (Suncor)*                                             --    23    37
----------------------------------------------------------------------------
                                                             14   131   101
Special items:**
 Gain on divestment of International Production business*   125    --    --
 Gain on divestment of Suncor common stock*                  --   157    --
 Gain on divestment of exploration and production
  properties*                                                --    --    28
 Provision for write-down of assets and other matters      (254)  (61)  (32)
 Cumulative effect of change in accounting principle         --   (87)   (7)
----------------------------------------------------------------------------
Consolidated net income (loss)                            $(115) $140  $ 90
----------------------------------------------------------------------------

 *Sun completed the sale of its International Production business on September 30, 1996 and divested its remaining 55-percent interest in Suncor on June 8, 1995. Sun's international oil and gas production business and Canadian up-stream petroleum operations have been classified as discontinued operations in the consolidated financial statements.
** For a discussion of special items, see Notes 2, 3 and 12 to the consoli-dated financial statements.

ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

In 1996, Sun Company, Inc. and its subsidiaries had a net loss of $115 mil-lion, or $2.17 per share of common stock compared to net income of $140 mil-lion, or $1.29 per share in 1995 and net income of $90 million, or $.84 per share in 1994. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun had income of $14 million in 1996, compared to $131 million in 1995 and $101 million in 1994.

The $117 million decrease in earnings before special items in 1996 was primar-ily due to the impact of significantly higher crude oil costs on gasoline, as-phalt, petrochemical and base oil lubricant margins and on refinery fuel costs. Also contributing to the decline were higher marketing expenses, in-creased planned refinery maintenance activity and the absence of earnings from Suncor and International Production after their divestments in June 1995 and September 1996, respectively. Partially offsetting these negative factors were significantly improved middle distillate margins, higher lubricant sales vol-umes and lower net financing expenses.

In 1995, the $30 million increase in earnings before special items was primar-ily due to higher petrochemical, wholesale gasoline and asphalt margins, im-proved refinery operations and reduced expenses resulting from cost contain-ment efforts. Partially offsetting these positive factors were record low mid-dle distillate margins experienced in the first half of 1995, lower retail gasoline and lubricant sales volumes, higher net financing expenses and the absence of earnings from Suncor following its divestment.

For a more detailed discussion of the key factors that affected Sun's income during the 1994-96 period, see the individual business unit discussions below.

SUN NORTHEAST REFINING--The Sun Northeast Refining business consists of the manufacturing and wholesale marketing of fuels produced at Sun's Marcus Hook, PA and Philadelphia, PA refineries.

                                                          1996   1995   1994
-----------------------------------------------------------------------------
Loss (millions of dollars)                                $(60)  $(37)  $(77)
Wholesale margin* (per barrel)                           $2.76  $2.73  $2.38
Wholesale sales** (thousands of barrels daily):
 To unaffiliated customers:
  Gasoline                                                93.8   98.2   41.3
  Middle distillates                                     133.6  133.8  104.3
  Residual fuel                                           47.7   50.6   34.1
  Asphalt                                                 15.8   24.1   26.5
  Other                                                   31.3   39.7   38.6
-----------------------------------------------------------------------------
                                                         322.2  346.4  244.8
 To affiliates (primarily gasoline)                      188.3  184.3  197.4
-----------------------------------------------------------------------------
                                                         510.5  530.7  442.2
-----------------------------------------------------------------------------
Crude unit capacity (thousands of barrels daily) at De-
 cember 31                                               482.0  482.0  482.0
Crude unit capacity utilized                               93%    93%    86%
-----------------------------------------------------------------------------

 *Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
**The increase in sales volume in 1995 reflects the acquisition of the Philadelphia refinery's Girard Point facilities on August 4, 1994.

Sun Northeast Refining's operating results for 1996 exclude a $53 million af-ter-tax provision primarily to write-off redundant and/or unprofitable process-ing units in connection with the Philadelphia refinery reconfiguration project. This provision is reported as part of the Provision for Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sun Businesses. See "Financial and Operational Restructuring" above and Note 2 to the consoli-dated financial statements for a further discussion of this provision.

Sun Northeast Refining operating results decreased $23 million in 1996 primar-ily due to higher refinery operating expenses ($12 million) and lower sales volumes ($12 million), partially offset by higher average wholesale fuels prod-uct margins ($4 million). The higher operating expenses were due largely to higher refinery fuel costs resulting from higher crude oil and natural gas prices. The lower sales volumes were due largely to increased planned refinery maintenance activity. The increase in wholesale fuels margins reflects signifi-cantly higher margins for middle distillates, largely offset by the adverse im-pact of higher crude oil prices on wholesale gasoline and asphalt margins. Wholesale gasoline margins were adversely impacted in both 1996 and 1995 by the inability to fully recover the higher cost of making reformulated gasoline. Sun Northeast Refining withdrew from its unprofitable asphalt business in December 1996 as part of the Philadelphia refinery reconfiguration project.

Sun Northeast Refining results increased $40 million during 1995 primarily due to higher average wholesale fuels product margins ($36 million) and higher earnings from wholesale fuels operations at the Philadelphia refinery's Girard Point facilities acquired on August 4, 1994 ($16 million), partially offset by lower sales volumes, excluding activity from the Girard Point facilities ($15 million). The improvement in wholesale fuels margins reflected the favorable impact of stronger market conditions for wholesale gasoline and asphalt, par-tially offset by the record low margins for middle distillates experienced in the first half of 1995.

SUNOCO NORTHEAST MARKETING--The Sunoco Northeast Marketing business consists of the retail sale of gasoline and middle distillates in New England and the Mid-Atlantic states and convenience-store operations in these regions.

                                      1996  1995  1994
------------------------------------------------------
Income (millions of dollars)            $1   $45   $59
Gasoline margin* (per barrel)        $4.02 $4.88 $4.86
Sales (thousands of barrels daily):
 Gasoline                            159.5 158.0 168.5
 Middle distillates                   15.7  14.7  16.2
------------------------------------------------------
                                     175.2 172.7 184.7
------------------------------------------------------
Retail gasoline outlets              2,880 2,944 3,186
------------------------------------------------------

*Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

The $44 million decrease in Sunoco Northeast Marketing operating results in 1996 was primarily due to lower retail gasoline margins ($30 million) and an increase in marketing and administrative expenses ($12 million). The increase in expenses was due largely to the impact of a major advertising campaign and higher expenses associated with volume increases in company-operated outlets. Partially offsetting these negative factors was a 2 percent increase in sales volumes ($3 million). Retail gasoline margins were adversely impacted in both 1996 and 1995 by the inability to fully recover the higher cost of reformulated gasoline.

Sunoco Northeast Marketing income declined $14 million in 1995 primarily due to a 6 percent decline in sales volumes ($14 million) and higher depreciation ex-pense ($6 million), partially offset by lower marketing and administrative ex-penses ($10 million). The volume decline was due largely to the elimination of marginal accounts and the further rationalization of Sun's service station portfolio in connection with a program to modernize its retail gasoline outlets and convert them to a single brand.

SUNOCO CHEMICALS--The Sunoco Chemicals business consists of the manufacturing and marketing of commodity and intermediate petrochemicals produced at the Mar-cus Hook and Philadelphia refineries, at an ethylene oxide plant in Branden-burg, KY and at a joint venture mtbe facility in Mont Belvieu, TX.

                                       1996   1995   1994
---------------------------------------------------------
Income (millions of dollars)            $40    $68    $25
Petrochemicals margin* (per barrel)  $21.46 $25.58 $17.63
Petrochemical sales (thousands
of barrels daily):
 Aromatics                              9.6    8.5    5.2
 Propylene                              6.4    8.1    8.4
 Ethylene/ethylene oxide                2.4    2.3    2.3
 Other                                  1.8    2.0    2.6
---------------------------------------------------------
                                       20.2   20.9   18.5
---------------------------------------------------------

*Wholesale sales price less the cost of feedstocks and product purchases.

Income from Sunoco Chemicals decreased $28 million in 1996 primarily due to significantly lower margins ($21 million) for most petrochemicals products com-pared to the strong margins experienced during 1995. Production shortfalls due to maintenance activities at the Company's operating facilities also negatively impacted Sunoco Chemicals results.

Sunoco Chemicals income increased $43 million in 1995 due to significantly higher margins ($32 million), higher sales volumes ($2 million) and higher aromatics production from the Girard Point facilities acquired from Chevron in August 1994 ($11 million). The addition of cyclohexane production from a plant completed at the Marcus Hook refinery in the first quarter of 1995 contributed to the higher margins and volumes.

SUN LUBRICANTS--The Sun Lubricants business is comprised of the manufacturing, blending, packaging and marketing of a broad line of lubricants produced at Sun's Tulsa, OK and Puerto Rico refineries as well as the related manufacturing and wholesale marketing of fuels produced at these facilities.

                                                 1996    1995    1994
----------------------------------------------------------------------
Loss (millions of dollars)                       $(14)   $(15)    $(2)
Wholesale margin* (per barrel):
 Lubricants                                    $20.90  $25.03  $24.77
 Fuels                                          $1.52    $.87   $1.23
Wholesale sales (thousands of barrels daily):
 To unaffiliated customers:
  Specialty oils**                                9.3     8.6     9.8
  Base oils                                       8.7     6.9     8.9
  Waxes and other lubricants                      5.9     4.5     3.6
----------------------------------------------------------------------
                                                 23.9    20.0    22.3
  Gasoline                                       36.4    25.9    31.2
  Middle distillates                             49.8    44.9    47.4
  Residual fuel                                  30.8    19.5    13.3
  Other                                           7.3    11.1     6.1
----------------------------------------------------------------------
                                                148.2   121.4   120.3
 To affiliates***                                21.1    27.0    33.9
----------------------------------------------------------------------
                                                169.3   148.4   154.2
----------------------------------------------------------------------

  *Wholesale sales price of lubricants and fuels less cost of crude oil, other feedstocks and purchased refined products.
** Comprised principally of transportation and industrial lubricants.
*** Primarily "lubes-extracted" feedstocks which are transported to the Toledo refinery for further processing.

Sun Lubricants operating results for 1996 exclude an $80 million after-tax pro-vision to reconfigure the Puerto Rico refinery to significantly reduce fuels production. This provision is reported as part of the Provision for Write-down of Assets and Other Matters shown separately in the Earnings Profile of Sun Businesses. See "Financial and Operational Restructuring" above and Note 2 to the consolidated financial statements for a further discussion of this reconfiguration.

The $1 million improvement in Sun Lubricants operating results in 1996 was pri-marily due to higher lubricants sales volumes ($20 million), higher wholesale fuels sales volumes ($6 million), and higher margins on wholesale fuels prod-ucts ($20 million), primarily as a result of a stronger market for middle dis-tillate products. These positive factors were essentially offset by the impact of lower lubricant margins ($20 million), principally base oils, and higher op-erating and administrative expenses ($29 million). The increase in expenses was largely attributable to an increase in refinery fuel costs and production lev-els as well as expenses related to volume increases associated with the re-cently acquired Kendall/Amalie lubricants business. The increase in specialty oil lubricants sales volumes reflects an expansion in Sun Lubricants' contract customer base and the acquisition of the Kendall/Amalie lubricants business. This acquisition increased the amount of existing base oil production upgraded into transportation lubricants at Sun facilities and has enabled Sun Lubricants to increase its specialty oil lubricants sales. The purchase was completed on November 1, 1996 for $74 million, including $46 million for working capital.

Sun Lubricants results declined $13 million in 1995 due primarily to lower mar-gins on wholesale fuels products ($13 million), principally middle distillates, and lower lubricants sales volumes ($15 million), partially offset by higher average lubricants margins ($2 million) and lower operating and administrative expenses ($9 million). The lower level of sales volumes and operating expenses in 1995 was in part due to a major planned maintenance turnaround at the Tulsa refinery during that year.

SUNOCO MIDAMERICA MARKETING & REFINING--The Sunoco MidAmerica Marketing & Re-fining business consists of the retail sale of gasoline and middle distillates and convenience-store operations in the midwestern U.S. (primarily Ohio and Michigan) as well as the manufacturing and wholesale marketing of fuels and petrochemicals produced at Sun's Toledo, OH refinery.

                                                        1996   1995   1994
---------------------------------------------------------------------------
Loss (millions of dollars)                               $(3)   $(8)   $(8)
---------------------------------------------------------------------------
Retail Marketing:
 Gasoline margin* (per barrel)                         $3.86  $3.86  $3.83
 Sales (thousands of barrels daily):
  Gasoline                                              46.2   46.6   46.4
  Middle distillates                                     4.8    4.2    4.3
---------------------------------------------------------------------------
                                                        51.0   50.8   50.7
---------------------------------------------------------------------------
 Retail gasoline outlets                                 926    917    929
---------------------------------------------------------------------------
Refining and Wholesale Marketing:
 Wholesale margin** (per barrel):
  Fuels                                                $3.55  $2.98  $3.75
  Petrochemicals                                       $3.76  $9.06  $9.88
 Wholesale sales (thousands of
 barrels daily):
  To unaffiliated customers:
   Gasoline                                             36.8   29.9   22.6
   Middle distillates                                   16.0   13.3   14.4
   Residual fuel                                         3.9    3.8    4.1
   Petrochemicals                                       11.3   10.2    9.0
   Other                                                10.0    8.4    8.4
---------------------------------------------------------------------------
                                                        78.0   65.6   58.5
  To affiliates and Sunoco MidAmerica Retail Marketing  52.6   54.8   53.8
---------------------------------------------------------------------------
                                                       130.6  120.4  112.3
---------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                         125.0  125.0  125.0
Crude unit capacity utilized                            100%    89%    90%
---------------------------------------------------------------------------

 *Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distribution channels.
** Wholesale sales price of fuels or petrochemicals less cost of crude oil, other feedstocks and purchased refined products.

Sunoco MidAmerica Marketing & Refining results improved $5 million in 1996 due to higher wholesale fuel margins ($16 million) and sales volumes ($8 million) and lower retail marketing expenses ($6 million). Partially offsetting these positive factors were a decline in margins on petrochemicals, largely xylene ($13 million) and an increase in refinery expenses ($14 million) resulting from higher refinery fuel costs and production volumes.

Sunoco MidAmerica Marketing & Refining results were unchanged in 1995 as lower average wholesale fuels product margins ($21 million) were essentially offset by higher wholesale fuels ($6 million) and petrochemicals ($3 million) sales volumes and lower refinery operating expenses ($10 million). The lower level of operating expenses in 1995 was largely attributable to lower volumes re-sulting from a major planned maintenance turnaround at the Toledo refinery.

SUNOCO LOGISTICS--The Sunoco Logistics business consists of pipeline transportation of crude oil and refined petroleum products, domestic crude oil acquisition from third-party leases, crude oil trucking and the Nederland, TX crude oil terminalling operation.

                                                    1996  1995  1994
--------------------------------------------------------------------
Income (millions of dollars)                         $48   $53   $45
Pipeline throughput (thousands of barrels daily):
 Unaffiliated customers                              627   557   565
 Affiliated customers                                819   776   715
--------------------------------------------------------------------
                                                   1,446 1,333 1,280
--------------------------------------------------------------------

Sunoco Logistics results decreased $5 million in 1996 primarily due to lower throughput in the eastern product pipeline system and a loss associated with a pipeline leak, partially offset by higher earnings from joint venture pipeline operations. During 1995, Sunoco Logistics income increased $8 million in part due to higher earnings from joint venture pipeline operations, the Marysville, MI crude oil pipeline system and expanded crude oil pipeline operations in Texas. Income from Sun's inter-refinery pipeline connecting the Philadelphia and Marcus Hook refineries and a pipeline delivering jet fuel to the Philadel-phia airport, which were both completed in 1995, also contributed to the im-provement in earnings.

SUN COAL & COKE--The Sun Coal & Coke business consists of coal production from mines in Virginia and Kentucky and coke manufacturing at the Company's facil-ity in Vansant, VA.

                                                        1996   1995   1994
--------------------------------------------------------------------------
Income (millions of dollars)                             $31    $25    $15
Average sales price of coal and coke (per ton)        $40.03 $37.65 $34.00
Proven and probable coal reserves (millions of tons)     132    139    187
Production (thousands of tons):
 Coal                                                  4,416  5,121  6,595
 Coke                                                    648    638    678
--------------------------------------------------------------------------

Income from Sun Coal & Coke increased $6 million during 1996 after increasing $10 million in 1995. The increases in earnings during the 1994-96 period were primarily due to higher margins for coke and improved mining operations. In-come during 1996 also benefitted from a gain recognized on the sale of a coal mining operation in Kentucky, which had been inactive since March 1995.

In November 1996, Sun Coal & Coke entered into an agreement to construct, own and operate a $187 million cokemaking facility in East Chicago, IN, which will produce coke for Inland Steel Company's Indiana Harbor Works steel plant lo-cated adjacent to the new facility. The agreement requires Inland to buy 1.2 million tons annually on a take-or-pay basis for a period of 15 years commenc-ing after the scheduled mid-1998 start-up date. Additional production of up to 100,000 tons per year will be sold either to Inland or other steel producers. The plant's coke ovens will utilize Sun Coal & Coke's proprietary cokemaking technology. This technology is environmentally superior to the by-product technology currently used by most coke producers.

NET FINANCING EXPENSES--Net financing expenses decreased $8 million in 1996 primarily due to lower average total borrowings as the Company substantially reduced its debt level in the second half of 1995 in connection with its fi-nancial restructuring. Net financing expenses increased $23 million in 1995 primarily due to higher interest expense on long-term debt ($13 million) and lower capitalized interest ($6 million). The increase in interest expense was due largely to an increase in debt related to the high level of growth capital expenditures in 1994 which was partially offset by the substantial reduction in Company debt that occurred in the second half of 1995.

REAL ESTATE OPERATIONS HELD FOR SALE--For a discussion of Sun's real estate operations held for sale, see Note 2 to the consolidated financial statements.

SUN INTERNATIONAL PRODUCTION--On September 30, 1996, Sun completed the sale of its International Production business for $278 million in cash resulting in a $125 million after-tax gain. This gain is shown separately in the Earnings Profile of Sun Businesses. Sun International Production operating earnings de-creased $16 million in 1996 primarily due to the absence of operating earnings subsequent to July 24, 1996, the date the agreement of sale was signed. Earn-ings after this date and prior to completion of the sale were included in the gain on divestment. In 1995, operating income decreased $3 million primarily due to lower crude oil and natural gas production volumes and higher operating and administrative expenses, partially offset by higher crude oil prices and a decrease in foreign exchange translation losses.

CANADA (SUNCOR)--On June 8, 1995, Sun divested its remaining 55-percent inter-est in Suncor Inc., a Canadian integrated oil company, for $770 million in cash, of which $635 million was received in June 1995 and $135 million was re-ceived in June 1996. This divestment resulted in a $157 million after-tax gain, which is shown separately in the Earnings Profile of Sun Businesses. The decline in Suncor's operating income in both 1996 and 1995 is primarily a re-sult of the absence of earnings subsequent to the June 8, 1995 divestment.

ANALYSIS OF CONSOLIDATED STATEMENTS OF OPERATIONS

Sun's consolidated statements of operations for all prior periods have been restated to present International Production and Canadian Upstream Petroleum operations as discontinued operations. The following analysis of consolidated statements of operations reflects this presentation.

1996 VS. 1995--Sales and other operating revenue increased $1,399 million, or 14 percent, principally due to higher domestic refined product sales prices ($908 million) and volumes ($260 million), higher revenues from resales of purchased crude oil ($635 million), higher domestic consumer excise taxes ($68 million) and higher sales and other operating revenue attributable to Sun's coal and cokemaking business ($78 million) due to the presentation of this business as an operation held for sale during the first half of 1995 (see Note 2 to the consolidated financial statements). Partially offsetting these posi-tive factors were lower sales and other operating revenue attributable to Ca-nadian refining and marketing operations ($558 million, including Canadian consumer excise taxes of $207 million) as a result of the divestment of Suncor on June 8, 1995. Other income increased $22 million primarily due to higher gains on divestments ($13 million) and higher equity in earnings of affiliated companies ($7 million).

Cost of products sold and operating expenses increased $1,707 million, or 24 percent, primarily due to higher crude oil and refined product costs ($1,168 million) largely as a result of an increase in crude oil prices, higher re-sales of purchased crude oil ($635 million), higher domestic refinery operat-ing expenses attributable principally to higher refinery fuel costs ($67 mil-lion) and higher costs attributable to Sun's coal and cokemaking business ($58 million). These increases were partially offset by lower costs and operating expenses attributable to the divestment of Canadian refining and marketing op-erations ($281 million). Selling, general and administrative expenses de-creased $27 million, or 4 percent, as a result of the Suncor divestment ($51 million), partially offset by higher domestic marketing expenses. Consumer ex-cise taxes decreased $139 million, or 8 percent, largely attributable to the divestment of Canadian refining and marketing operations ($207 million), par-tially offset by increases in the domestic marketing business ($68 million) resulting from higher retail and wholesale gasoline volumes. Payroll, property and other taxes decreased $5 million, or 5 percent, primarily due to the di-vestment of Canadian refining and marketing operations and to a decline in taxes in domestic refining and marketing operations. Depreciation, depletion and amortization increased $4 million, or 2 percent, primarily as a result of higher depreciation at the Company's domestic refining and marketing and coal and cokemaking operations, partially offset by a decline in Canadian refining and marketing operations resulting from the Suncor divestment. For a discus-sion of the $356 and $93 million pretax provisions for write-down of assets and other matters recorded in 1996 and 1995, respectively, see Note 2 to the consolidated financial statements. Interest cost and debt expense decreased $19 million, or 19 percent, due to lower average borrowings. For a discussion of the income from discontinued operations and the cumulative effect of change in accounting principle, see Notes 2 and 3 to the consolidated financial statements.

1995 VS. 1994--Sales and other operating revenue increased $321 million, or 3 percent, principally due to higher domestic refined product sales prices ($442 million) and volumes ($677 million), partially offset by lower domestic con-sumer excise taxes ($57 million) and lower sales and other operating revenue attributable to Canadian refining and marketing operations ($775 million, in-cluding Canadian consumer excise taxes of $308 million) as a result of the Suncor divestment. The higher domestic refined product sales volumes were largely attributable to the Girard Point refining facilities acquired on Au-gust 4, 1994. Other income decreased $5 million principally due to lower gains on asset divestments ($8 million).

Cost of products sold and operating expenses increased $669 million, or 11 percent, primarily due to higher crude oil and refined product costs ($907 million) and higher domestic refinery operating expenses ($72 million), par-tially offset by lower cost and operating expenses attributable to the divest-ment of Canadian refining and marketing operations ($365 million). The in-crease in crude oil and refined product costs and refinery operating expenses was largely attributable to the Girard Point refining facilities acquisition. Selling, general and administrative expenses decreased $80 million, or 11 per-cent, primarily as a result of the Suncor divestment and to cost containment efforts implemented during 1995. Consumer excise taxes decreased $365 million, or 17 percent, due to the divestment of Canadian refining and marketing opera-tions ($308 million) and a decline in the domestic marketing business ($57 million) resulting from lower retail gasoline volumes. Payroll, property and other taxes decreased $10 million, or 10 percent, primarily due to the divest-ment of Canadian refining and marketing operations and to a decline in taxes in domestic refining and marketing operations. Depreciation, depletion and am-ortization increased $17 million, or 7 percent, primarily due to an increased depreciable asset base in Sun's domestic refining and marketing operations re-sulting from the high level of 1994 capital spending, partially offset by lower Canadian refining and marketing depreciation and amortization due to the Suncor divestment. For a discussion of the $93 and $54 million pretax provi-sions for write-down of assets and other matters recorded in 1995 and 1994, respectively, see Note 2 to the consolidated financial statements. Interest cost and debt expense increased $15 million, or 18 percent, due principally to an increase in long-term debt associated with the high level of 1994 growth capital expenditures, partially offset by the substantial reduction in Company debt that occurred in the second half of 1995 in connection with its financial restructuring. For a discussion of the income from discontinued operations and the cumulative effect of the changes in accounting principles, see Notes 2 and 3 to the consolidated financial statements.

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

CASH AND WORKING CAPITAL--At December 31, 1996, Sun had cash and cash equiva-lents of $67 million compared to $11 million at December 31, 1995 and had a working capital deficit of $282 million compared to working capital of $109 million at December 31, 1995. Sun's working capital position is considerably stronger than indicated because of the relatively low historical costs as-signed under the lifo method of accounting for most of the inventories re-flected in the consolidated balance sheet. The current replacement cost of all such inventories exceeds the carrying value at December 31, 1996 by $780 mil-lion. Inventories valued at lifo, which consist of crude oil and refined prod-ucts, are readily marketable at their current replacement values. Management believes that the current levels of Sun's cash and working capital provide ad-equate support for its ongoing operations.

CASH FLOWS AND FINANCIAL CAPACITY--In 1996, Sun's net cash provided by operat-ing activities ("cash generation") was $332 million compared to $352 million in 1995 and $481 million in 1994. The $20 million decrease in cash generation in 1996 was largely due to declines in income before special items and net cash provided by operating activities of discontinued operations, essentially offset by a reduction in working capital uses pertaining to operating activi-ties. The $129 million decrease in cash generation in 1995 was primarily at-tributable to an increase in working capital uses pertaining to operating ac-tivities and a reduction in net cash provided by operating activities of dis-continued operations, partially offset by an increase in income before special items.

Divestment activities have also been a source of cash and have enhanced li-quidity. During the 1994-96 period, proceeds from divestments totalled $1,224 million, including $278 million received in 1996 from the sale of the Interna-tional Production business and $770 million received in the 1995-96 period from the sale of Suncor common stock.

Management believes that future cash generation will be sufficient to satisfy Sun's capital requirements and to pay the current cash dividends on common and preference stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including volatility in crude oil and refined product markets and increases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has access to $600 million of short-term financing in the form of borrowings from commercial banks under a revolving credit agreement or commer-cial paper issued by Sun supported by this agreement. Under the terms of the revolving credit agreement, Sun is required, among other things, to maintain Consolidated Tangible Net Worth (as defined) of at least $1,100 million. At December 31, 1996, the Consolidated Tangible Net Worth was $1,345 million. The Company also has access to short-term financing under non-committed money mar-ket facilities.

The following table sets forth amounts outstanding related to the above short-term borrowing arrangements as well as to Sun's other borrowings at:

                                       December 31
                                       -----------
(Millions of Dollars)                   1996  1995
--------------------------------------------------
Short-term borrowings:
 Commercial paper                      $  -- $   4
 Non-committed money market facilities    --    50
--------------------------------------------------
                                          --    54
Current portion of long-term debt         54     3
Long-term debt                           835   888
--------------------------------------------------
Total borrowings                       $ 889 $ 945
--------------------------------------------------

Sun's debt-to-capital ratio was 38.2 percent at December 31, 1996 compared to
35.7 percent at December 31, 1995. Management believes there is sufficient borrowing capacity available to provide for Sun's future cash requirements. In addition, the Company has the option of issuing additional common or prefer-ence stock as a means of increasing its equity base; however, there are no current plans to do so. No commitments have been made with respect to any in-vestment opportunity which would require the use of a significant portion of Sun's unused financial capacity.

CAPITAL EXPENDITURES

(Millions of Dollars)                   1996 1995* 1994*
--------------------------------------------------------
Sun Northeast Refining                  $148 $103  $163
Sunoco Northeast Marketing                81  102   146
Sunoco Chemicals                          57   55    61
Sun Lubricants                            30   52    25
Sunoco MidAmerica Marketing & Refining    36   48    52
Sunoco Logistics                          22   42    81
Sun Coal & Coke**                         34    7    --
Canadian Refining and Marketing           --    8    22
--------------------------------------------------------
Consolidated capital expenditures***    $408 $417  $550
--------------------------------------------------------

* Restated to exclude discontinued International Production and Canadian Up-stream Petroleum operations.
** Excludes capital expenditures of Sun Coal & Coke prior to June 30, 1995 while such operations were accounted for as an investment held for sale. *** Excludes $74 million attributable to the purchase of the Kendall/Amalie lubricants business and related working capital in 1996 and $164 million attributable to the purchase of the Girard Point refining facilities, and related inventory and pipeline interests in 1994.

In 1996, in addition to the $74 million spent to acquire the Kendall/Amalie lubricants business (of which $46 million related to working capital), major capital outlays included: $81 million for branded marketing activities in the Northeast largely concentrated on ongoing upgrades of service stations; $76 million for the six-week scheduled turnaround and modernization of the 86,000 barrel-per-day catalytic cracking unit, gas plant and ethylene complex at the Marcus Hook refinery; $37 million to complete the expansion of a propylene unit at the Marcus Hook refinery; and $19 million to begin con-struction of the $187 million cokemaking facility in East Chicago, IN scheduled to commence operations in mid-1998.

In 1995, major capital expenditures included: $61 million related to service station conversion and modernization activities; $26 million at the Marcus Hook refinery to begin the expansion of the propylene unit and to complete expansion of an ethylene oxide unit; $18 million to complete a cyclohexane plant and ex-pand benzene extraction capacity at the Marcus Hook refinery ("Northeast Aromatics and Cyclohexane Project") and $13 million to complete the construc-tion of a pipeline connecting the Philadelphia and Marcus Hook refineries.

In 1994, in addition to the $164 million spent to acquire the Girard Point re-fining facilities and related assets, major capital expenditures included: $64 million related to service station conversion and modernization activities; $58 million related to the Northeast Aromatics and Cyclohexane Project; $43 million related to the inter-refinery pipeline construction; and $58 million to sub-stantially complete a $110 million project to upgrade the wastewater treatment processing facilities at the Marcus Hook refinery.

Planned capital expenditures for 1997 are expected to approximate $410 million, of which $282 million will be spent in refining and marketing operations and $128 million in the coal and cokemaking business. These planned outlays include $112 million for the ongoing construction of cokemaking facilities in East Chi-cago, IN and $35 million for the expansion of the Philadelphia refinery's cumene production capacity. In addition to these major growth projects, $263 million is designated for base infrastructure and legally required spending, a significant portion of which relates to projects that will enhance the relia-bility of the Company's operations or maintain the high quality image of Sunoco(R) retail outlets.

See "Environmental Matters" below for further discussion of Sun's capital ex-penditures in connection with pollution abatement activities.

ENVIRONMENTAL MATTERS

Sun is subject to numerous federal, state and local laws which regulate the discharge of materials into, or otherwise relate to the protection of, the en-vironment. These laws have required, and are expected to continue to require, Sun to make significant expenditures of both a capital and expense nature. Sev-eral of the more significant federal laws applicable to the Company's opera-tions include the Clean Air Act, the Clean Water Act, the Comprehensive Envi-ronmental Response, Compensation and Liability Act ("cercla") and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act ("rcra").

The following table summarizes Sun's expenditures for environmental projects and compliance activities:

(Millions of Dollars)                       1996 1995* 1994*
------------------------------------------------------------
Pollution abatement capital**               $ 29 $ 60  $203
Remediation                                   37   48    57
Operations, maintenance and administration   185  238   214
------------------------------------------------------------
                                            $251 $346  $474
------------------------------------------------------------

 * Restated to exclude expenditures attributable to discontinued International Production and Canadian Upstream Petroleum operations.
** Capital expenditures for pollution abatement are expected to approximate $25 and $55 million in 1997 and 1998, respectively.

The high level of pollution abatement capital expenditures during 1994 was pri-marily due to outlays relating to the wastewater treatment and Northeast Aromatics and Cyclohexane projects at the Marcus Hook refinery.

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act also requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. The Com-pany has implemented the first phase of the reformulated gasoline regulations which requires an increase in the minimum quantity of oxygen for certain non-attainment areas, a reduction in benzene content, and a reduction in summertime Reid Vapor Pressure ("rvp"). Sun expects to implement the next more stringent phase of these regulations in 1998 with minimal capital investment. Management believes the Company will be able to continue to meet these regulations even though they will become even more stringent in 2000 when the phase-in of the Clean Air Act is completed. However, the Company cannot ascertain at this time the extent of the capital outlays that will be required to comply with this fi-nal phase of the regulations.

In order to obtain a secure supply of oxygenates, Sun entered into an off-take agreement with Belvieu Environmental Fuels ("bef"), a joint venture in which Sun is a one-third partner, whereby Sun agreed to purchase all of the mtbe from bef's 14,000 barrel-per-day facility. At December 31, 1996, Sun established a $130 million accrual ($85 million after tax) for estimated losses expected to be realized with respect to the off-take agreement. (See Note 12 to the consol-idated financial statements.)

cercla and rcra, and related state laws subject Sun to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at Sun's facilities and at third-party or formerly-owned sites at which contaminants generated by Sun may be located. Under cercla, Sun is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially respon-sible party" ("prp"). As of December 31, 1996, Sun had been named as a prp at 46 sites identified or potentially identifiable as "Superfund" sites under cercla. Sun has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sun's negligible participation therein, believes that its potential liability associ-ated with such sites will not be significant. Under rcra and related state laws, corrective remedial action has been initiated at some of Sun's facilities and will be required to be undertaken by Sun at various of its other facili-ties. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time.

Sun establishes accruals related to environmental remediation activities for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. For a discussion of the accrued liabili-ties and charges against income related to these activities, see Note 12 to the consolidated financial statements.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of additional sites, the determination of the extent of the contamination of each site, the timing and nature of re-quired remedial actions, the technology available and needed to meet the vari-ous existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation level and financial via-bility of other parties.

Management believes that the overall expenditures for the matters discussed above are likely to be significant but are expected to be incurred over an ex-tended period of time and to be funded from Sun's net cash provided by operat-ing activities. Although potentially significant with respect to results of op-erations or cash flows for any one year, management believes that such costs will not have a material impact on Sun's consolidated financial position or, over an extended period of time, on Sun's cash flows or liquidity.

DEFERRED INCOME TAXES

Sun has deferred tax assets principally related to the alternative minimum tax, certain liabilities and loss carryforwards. A valuation allowance was previ-ously established to reduce certain state net operating loss carryforwards to the amount that will more likely than not be realized. Management expects that Sun will generate sufficient future taxable income to realize the benefit of its net deferred tax asset. Uncertainties that may affect its realization in-clude tax law changes and the future level of product prices, costs and tax rates. The Federal net operating loss carryforward of $211 million at December 31, 1996 expires in 2011. It was generated in 1996 in part due to tax losses on the sales of Sun's international production business and certain coal opera-tions. The alternative minimum tax credit can be carried forward indefinitely to reduce the Company's future regular tax liability.

DERIVATIVE INSTRUMENTS

Sun uses swaps, options, futures, forwards and other similar derivative con-tracts to hedge the impact of fluctuations in crude oil, natural gas and re-fined product prices. At December 31, 1996, Sun had swaps and options outstand-ing to hedge against significant increases in crude oil prices on approximately 13 million barrels of its expected 1997 crude oil purchases and had locked in what it considers to be acceptable margins for approximately 20 million barrels of its anticipated 1997 wholesale fuel sales.

Sun is at risk for possible changes in the market value for all of its deriva-tive contracts. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged transactions. In addition, Sun is ex-posed to credit risk in the event of nonperformance by counterparties. Manage-ment believes this risk is negligible as its counterparties are regulated by exchanges or they are major international financial institutions with high credit ratings. Although most of these derivative contracts are intended to limit the Company's exposure to declining margins and/or rising crude oil pric-es, they could limit the Company's participation in rising margins and/or fall-ing crude oil prices.

For a further discussion of Sun's hedging activities, see Note 15 to the con-solidated financial statements.

CASH DIVIDENDS AND SHARE REPURCHASES

The Company has paid cash dividends on a regular quarterly basis since 1904. During 1994, annual cash dividends of $1.80 per share ($.45 per share each quarter) were paid on the Company's common stock. Effective with the third quarter of 1995, Sun reduced its quarterly common stock dividend to $.25 per share. As a result, the cash dividends paid on common stock totalled $1.40 per share in 1995 and $1.00 per share in 1996. The Company expects to continue to sustain the quarterly common stock cash dividend at its current level.

During the third quarter of 1995, Sun exchanged 25 million "depositary shares" for an equal number of shares of its common stock in a tax free transaction. Each depositary share represents ownership of one-half share of the Company's Series A cumulative preference stock. The depositary shares accrue dividends quarterly at a rate of $.45 per share, or one-half the rate paid on the prefer-ence stock. Cash dividends paid on the depositary shares totalled $.90 per share in 1995 and $1.80 per share in 1996. (See Note 13 to the consolidated fi-nancial statements.)

The outstanding depositary shares are redeemable at any time by the Company, in whole or in part, for common stock at a value initially equal to approximately $42.40 per depositary share at June 12, 1995, decreasing ratably to $40.00 per depositary share at June 11, 1998. After June 11, 1998, the Company may elect to redeem each outstanding depositary share for one share of common stock, sub-ject to adjustment in certain events. The Company currently intends to redeem all of the outstanding depositary shares no later than June 12, 1998.

The Company repurchased 6,400,000 shares of its common stock in 1995 for $192 million through a tender offer and 2,910,300 shares of common stock and 78,900 depositary shares during the 1995-96 period subsequent to the exchange and ten-der offers on the open market for approximately $79 million. The open market purchases were made under a program authorized by the Company's Board of Directors to pur-chase up to $100 million of stock in the open market from time to time depend-ing on prevailing market conditions.

FORWARD-LOOKING STATEMENTS

Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements (including, by way of example only and not of limitation, certain statements contained in "Outlook", "Financial and Operational Restructuring", "Cash Flows and Finan-cial Capacity", "Deferred Income Taxes" and "Cash Dividends and Share Repur-chases" above) within the meaning of Section 21E of the Securities Exchange Act of 1934. Although Sun believes these forward-looking statements are rea-sonable, they are based upon a number of assumptions concerning future condi-tions, any or all of which may ultimately prove to be inaccurate. Such for-ward-looking statements involve risks and are inherently uncertain. Important factors that could cause actual results to differ materially from those pro-jected in such statements are discussed below.

Sun is affected by changes in industry-wide refining margins, changes in crude oil and other raw material costs, and world and regional events that could significantly increase volatility in the marketplace. Sun's crude oil supply could be affected by factors beyond its control, such as embargoes, the con-tinued discovery and production of light sweet crude oil, or military con-flicts between (or internal instability in) one or more oil-producing coun-tries. Other factors that could affect Sun's business include: the continued availability of debt and equity financing, changes in labor relations, general economic conditions (including recessionary trends, inflation and interest and currency exchange rates), market supply and demand for Sun's products, the re-liability and efficiency of Sun's operating facilities, the level of operating expenses and hazards common to operating facilities (including explosions, fires, oil spills and the effects of severe weather conditions), actions taken by competitors (including both pricing and expansion and retirement of refin-ery capacity in response to market conditions), and civil, criminal, regula-tory or administrative actions, claims or proceedings.

Sun's operations could also be affected by domestic and international politi-cal, legislative, regulatory and legal actions, such as restrictions on pro-duction, restrictions on imports and exports, price controls, tax increases and retroactive tax claims, expropriation of property and cancellation of con-tract rights. In addition, Sun is impacted by laws pertaining to workers' health and safety, and current or amended state and federal environmental and other similar regulations (including, particularly, regulations dealing with gasoline composition and characteristics) or the judicial interpretation of such regulations.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by Sun. Unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS         Sun Company, Inc. and Subsidiaries
(Millions of Dollars Except Per Share Amounts)

For the Years Ended December 31                            1996    1995*   1994*
--------------------------------------------------------------------------------
REVENUES
Sales and other operating revenue (including consumer
 excise taxes)                                          $11,233  $9,834  $9,513
Interest income                                              15      13      14
Other income (Note 4)                                        52      30      35
--------------------------------------------------------------------------------
                                                         11,300   9,877   9,562
COSTS AND EXPENSES
Cost of products sold and operating expenses              8,718   7,011   6,342
Selling, general and administrative expenses                589     616     696
Consumer excise taxes                                     1,612   1,751   2,116
Payroll, property and other taxes                            89      94     104
Depreciation, depletion and amortization                    267     263     246
Provision for write-down of assets and other matters
 (Note 2)                                                   356      93      54
Interest cost and debt expense                               79      98      83
Interest capitalized                                         (2)     (2)    (10)
--------------------------------------------------------------------------------
                                                         11,708   9,924   9,631
Loss from continuing operations before income tax ben-
 efit and cumulative effect of change
 in accounting principle                                   (408)    (47)    (69)
Income tax benefit (Note 5)                                (127)    (39)    (50)
--------------------------------------------------------------------------------
Loss from continuing operations before cumulative ef-
 fect of change in accounting principle                    (281)     (8)    (19)
Income from discontinued operations (Note 2)                166     235     116
Cumulative effect of change in accounting principle
 (Note 3)                                                    --     (87)     (7)
--------------------------------------------------------------------------------
NET INCOME (LOSS)                                          (115)    140      90
Dividends on preference stock                               (45)    (22)     --
--------------------------------------------------------------------------------
Net income (loss) attributable to common shareholders   $  (160) $  118  $   90
--------------------------------------------------------------------------------
Earnings per share of common stock:**
 Loss from continuing operations before cumulative ef-
  fect of change in accounting principle                 $(4.43) $ (.33) $ (.18)
 Income from discontinued operations                       2.26    2.57    1.09
 Cumulative effect of change in accounting principle         --    (.95)   (.07)
--------------------------------------------------------------------------------
NET INCOME (LOSS)                                        $(2.17)  $1.29   $ .84
--------------------------------------------------------------------------------
Cash dividends paid per share (Note 13):
 Preference stock***                                      $3.60   $1.80     $--
 Common stock                                             $1.00   $1.40   $1.80
--------------------------------------------------------------------------------

* Restated to present International Production and Canadian Upstream Petroleum operations as discontinued operations (Note 2).
** Represents both primary and fully diluted earnings per share (Note 1). Based on the weighted average number of common shares outstanding (in millions) of
   73.6 in 1996, 91.3 in 1995 and 107.0 in 1994.
*** Each share of preference stock is represented by two depositary shares.
    Each depositary share accrues dividends quarterly at a rate of $.45 per share, or one-half the rate paid on preference stock.

                            (See Accompanying Notes)

CONSOLIDATED BALANCE SHEETS                   Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

At December 31                                                     1996   1995*
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                        $   67 $   11
Note receivable from divestment of Suncor common stock (Note 2)      --    130
Accounts and other notes receivable, net                            864    637
Inventories (Note 6)                                                476    522
Deferred income taxes (Note 5)                                      128    132
Investment in discontinued operations (Note 2)                       --    143
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                              1,535  1,575
-------------------------------------------------------------------------------
INVESTMENT IN REAL ESTATE OPERATIONS HELD FOR SALE (Note 2)          79     87
INVESTMENTS AND LONG-TERM RECEIVABLES (Note 7)                       91    104
PROPERTIES, PLANTS AND EQUIPMENT, NET (Note 8)                    3,044  3,048
DEFERRED CHARGES AND OTHER ASSETS                                   276    271
-------------------------------------------------------------------------------
TOTAL ASSETS                                                     $5,025 $5,085
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                 $1,081 $  776
Accrued liabilities                                                 573    502
Short-term borrowings (Note 9)                                       --     54
Current portion of long-term debt (Note 10)                          54      3
Taxes payable                                                       109    131
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                         1,817  1,466
-------------------------------------------------------------------------------
LONG-TERM DEBT (Note 10)                                            835    888
RETIREMENT BENEFIT LIABILITIES (Note 11)                            489    506
DEFERRED INCOME TAXES (Note 5)                                       --     94
OTHER DEFERRED CREDITS AND LIABILITIES                              446    432
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
SHAREHOLDERS' EQUITY (Notes 13 and 14)
Cumulative preference stock - Series A, no par value
 Authorized - 12,500,000 shares; Outstanding, 1996 - 12,460,550 shares;
  Outstanding, 1995 - 12,500,000 shares                             748    750
Common stock, par value $1 per share
 Authorized - 200,000,000 shares; Issued, 1996 - 129,871,604 shares;
  Issued, 1995 - 129,709,084 shares                                 130    130
Capital in excess of par value                                    1,316  1,310
Earnings employed in the business                                 1,284  1,518
-------------------------------------------------------------------------------
                                                                  3,478  3,708
Less common stock held in treasury, at cost
 1996 - 56,880,126 shares; 1995 - 55,699,366 shares               2,040  2,009
-------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                        1,438  1,699
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $5,025 $5,085
-------------------------------------------------------------------------------

*Restated to conform to the 1996 presentation (Note 2).

                            (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS         Sun Company, Inc. and Subsidiaries
(Millions of Dollars)

For the Years Ended December 31                               1996   1995*  1994*
---------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                           $(115) $ 140  $  90
 Adjustments to reconcile net income (loss) to net cash pro-
  vided by operating activities:
  Income from discontinued operations                         (166)  (235)  (116)
  Cumulative effect of change in accounting principle           --     87      7
  Provision for write-down of assets and other matters         356     93     54
  Depreciation, depletion and amortization                     267    263    246
  Deferred income tax expense (benefit)                       (129)    11    (93)
  Changes in working capital pertaining to operating activi-
   ties:
   Accounts and notes receivable                              (198)  (143)   (70)
   Inventories                                                  57    (28)   (44)
   Accounts payable and accrued liabilities                    257     66     98
   Taxes payable                                                 7   (101)    24
  Other                                                        (21)   (13)     5
---------------------------------------------------------------------------------
 Net cash flows from continuing operating activities           315    140    201
 Net cash flows from discontinued operating activities          17    212    280
---------------------------------------------------------------------------------
Net cash provided by operating activities                      332    352    481
---------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                         (408)  (417)  (550)
 Acquisition of Kendall/Amalie lubricants business and re-
  lated working capital (Notes 2 and 16)                       (74)    --     --
 Acquisition of Girard Point refinery and related assets
  (Notes 2 and 16)                                              --     --   (164)
 Proceeds from divestments:
  International Production operations (Note 2)                 278     --     --
  Suncor common stock (Note 2)                                 135    635     --
  Other                                                         32     64     80
 Investing activities of discontinued operations               (13)   (99)  (257)
 Other                                                          --    (18)    47
---------------------------------------------------------------------------------
Net cash provided by (used in) investing activities            (50)   165   (844)
---------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from (repayments of) short-term borrowings       (54)  (167)   111
 Proceeds from issuance of long-term debt                       --     --    450
 Repayments of long-term debt                                   (2)  (142)   (23)
 Cash dividend payments                                       (119)  (156)  (192)
 Purchases of preference stock for retirement                   (2)    --     --
 Purchases of common stock for treasury                        (31)  (238)    --
 Financing activities of discontinued operations                --     15     --
 Other                                                         (18)    96      8
---------------------------------------------------------------------------------
Net cash provided by (used in) financing activities           (226)  (592)   354
---------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            56    (75)    (9)
Cash and cash equivalents at beginning of year                  11     86     95
---------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $  67  $  11  $  86
---------------------------------------------------------------------------------

* Restated to conform to the 1996 presentation (Note 2).

                            (See Accompanying Notes)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Sun Company, Inc. and Subsidiaries
(Dollars in Millions, Shares in Thousands)

                               Cumulative                                                              Common Stock
                            Preference Stock       Common Stock                            Earnings  Held in Treasury
                          ----------------------  --------------- Capital in               Employed  ------------------
                          Number of  Liquidation  Number of   Par  Excess of  Translation    in the
                             Shares        Value     Shares Value  Par Value   Adjustment  Business    Shares      Cost
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1993             --         $ --    129,313  $129     $1,303         $(62)   $1,636    22,630    $1,022
Net income                       --           --         --    --         --           --        90        --        --
Cash dividend payments           --           --         --    --         --           --      (192)       --        --
Issued under management
 incentive plans                 --           --        208     1          6           --        --        --        --
Sales to dividend rein-
 vestment plan                   --           --         --    --         --           --        --       (46)       (1)
Foreign currency trans-
 lation adjustment               --           --         --    --         --          (27)       --        --        --
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1994             --         $ --    129,521  $130     $1,309         $(89)   $1,534    22,584  $  1,021
Net income                       --           --         --    --         --           --       140        --        --
Cash dividend payments           --           --         --    --         --           --      (156)       --        --
Exchange of preference
 stock for common
 stock (Note 13)             12,500          750         --    --         --           --        --    25,000       750
Purchases for treasury           --           --         --    --         --           --        --     8,125       238
Issued under management
 incentive plans                 --           --         56    --          2           --        --        --        --
Issued under employee
 option plan                     --           --        132    --          4           --        --        (4)       --
Foreign currency trans-
 lation adjustment               --           --         --    --         --           89        --        --        --
Other                            --           --         --    --         (5)          --        --        (6)       --
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1995         12,500         $750    129,709  $130     $1,310         $ --    $1,518    55,699    $2,009
Net loss                         --           --         --    --         --           --      (115)       --        --
Cash dividend payments           --           --         --    --         --           --      (119)       --        --
Purchases for retirement        (39)          (2)        --    --         --           --        --        --        --
Purchases for treasury           --           --         --    --         --           --        --     1,185        31
Issued under management
 incentive plans                 --           --         74    --          2           --        --        --        --
Issued under employee
 option plan                     --           --         88    --          2           --        --        --        --
Other                            --           --          1    --          2           --        --        (4)       --
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1996         12,461         $748    129,872  $130     $1,316         $ --    $1,284    56,880  $  2,040
------------------------------------------------------------------------------------------------------------------------

                            (See Accompanying Notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    Sun Company, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Sun Company, Inc. and all operations that are controlled (generally more than 50 percent owned) except those accounted for as investments in operations held for sale and discontinued operations (collectively, "Sun" or the "Company") are consolidated. Affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

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

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of crude oil and refined product inventories is determined principally using the last-in, first-out method ("lifo"). The cost of materials, supplies and other invento-ries is determined using principally the average cost method.

DEPRECIATION AND RETIREMENTS

Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Coal property acquisition costs and capitalized development costs are depleted by the unit of production method based on proved reserves. Gains and losses on the disposals of fixed assets are generally re-flected in income.

ENVIRONMENTAL REMEDIATION

Sun accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably es-timable. Such accruals are undiscounted and are based on currently available facts, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations.

REFINERY MAINTENANCE SHUTDOWNS

Maintenance and repair costs in excess of $500 thousand incurred in connection with major refinery maintenance shutdowns are capitalized when incurred and then amortized over the period benefitted by the maintenance activities.

FOREIGN CURRENCY TRANSLATION

Prior to the divestment of Suncor Inc., the functional currency for Canadian operations was the Canadian dollar. Foreign exchange gains and losses resulting from translating Suncor's balance sheet from Canadian dollars into U.S. dollars were included as a separate component of shareholders' equity. The functional currency for International Production operations was the U.S. dollar.

DERIVATIVE INSTRUMENTS

Sun uses swaps, options, futures, forwards and other similar derivative con-tracts to hedge the impact of fluctuations in crude oil, natural gas and re-fined product prices. Gains and losses on these contracts are generally de-ferred and recognized as a component of the underlying hedged transactions. The cash flows from hedge contracts are included in operating activities in the consolidated statements of cash flows.

STOCK-BASED COMPENSATION

The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("apb no. 25") (Note 14).

EARNINGS PER SHARE

Primary earnings per share was computed by dividing earnings (losses), after deducting dividends on the preference stock issued in August 1995 (Note 13), by the weighted average number of common shares outstanding. Fully diluted earn-ings per share generally is determined by dividing earnings (losses) by the weighted average number of shares outstanding assuming redemption of the pref-erence shares for common stock utilizing a ratio of two shares of common stock for each outstanding preference share. However, since the assumed redemption of preference shares would have resulted in either an increase in earnings per share or a reduction in the loss per share, fully diluted per share amounts are equal to those reported on a primary basis.

2. CHANGES IN BUSINESS

The following is a summary of Sun's significant changes in business during the three-year period ended December 31, 1996:

DISCONTINUED OPERATIONS

On September 30, 1996, Sun completed the sale of its international oil and gas production business for $278 million in cash. The sale of this business repre-sents the completion of the Company's withdrawal from oil and gas exploration and production activities. The Company withdrew from international exploration activities in 1992 and divested its remaining 55-percent interest in Suncor Inc., a Canadian integrated oil company, on June 8, 1995. Sun received $770 million in cash from the sale of Suncor, after commissions and discounts, of which $635 million was received in June 1995 and $135 million was received in June 1996.

As a result of the sale of the international oil and gas production business, this business and the previously divested Canadian synthetic oil production and conventional oil and gas exploration and production operations (collectively, "Canadian Upstream Petroleum operations") have been classified as discontinued operations for all periods presented. The following is a summary of income from discontinued operations:

                                                     Canadian
                                     International   Upstream
                                        Production  Petroleum
(Millions of Dollars)                   Operations Operations Total
-------------------------------------------------------------------
1996
Income before income tax benefit              $152       $ --  $152
Income tax benefit                              14         --    14
-------------------------------------------------------------------
Income from discontinued operations           $166       $ --  $166
-------------------------------------------------------------------
1995
Income before income tax expense              $ 80       $286  $366
Income tax expense                              23        108   131
-------------------------------------------------------------------
Income from discontinued operations           $ 57       $178  $235
-------------------------------------------------------------------
1994
Income before income tax expense              $126       $ 63  $189
Income tax expense                              38         35    73
-------------------------------------------------------------------
Income from discontinued operations           $ 88       $ 28  $116
-------------------------------------------------------------------

Income from discontinued International Production operations in 1996 includes a $125 million gain on divestment of this business (comprised of a pretax gain of $93 million and an income tax benefit of $32 million). Income from discontinued Canadian Upstream Petroleum operations in 1995 includes a $157 million gain on divestment of Suncor (comprised of a pretax gain of $242 million and income tax expense of $85 million).

Prior to their divestment, sales and other operating revenue from discontinued International Production operations totalled $187, $236 and $245 million for 1996, 1995 and 1994, respectively, while sales and other operating revenue from discontinued Canadian Upstream Petroleum operations totalled $271 and $533 mil-lion for 1995 and 1994, respectively.

INVESTMENTS IN OPERATIONS HELD FOR SALE

REAL ESTATE OPERATIONS--Sun has been disposing of its investment in Radnor Cor-poration, its wholly owned real estate development subsidiary, since October 1991 and subsequent to that date has divested approximately 80 percent of its real estate portfolio. This business is accounted for as an investment held for sale. As a result, pretax income (loss) from real estate operations has been included as a single amount in other income in the consolidated statements of operations (Note 4).

The assets and liabilities relating to real estate operations, which have been segregated in the consolidated balance sheets and separately reflected as an investment in real estate operations held for sale, are as follows:

                                                    December 31
                                                    ------------
(Millions of Dollars)                                1996   1995
-----------------------------------------------------------------
Inventories                                         $  78  $  83
Properties, plants and equipment                      119    144
Other assets                                           18     20
Debt (Note 12)                                       (109)  (132)
Other liabilities                                     (27)   (28)
-----------------------------------------------------------------
Investment in real estate operations held for sale  $  79  $  87
-----------------------------------------------------------------

COAL AND COKEMAKING OPERATIONS--In January 1993, Sun decided to sell its coal and cokemaking operations. In connection with this decision, Sun sold its west-ern U.S. coal operations during 1993 and certain of its eastern U.S. coal oper-ations during 1994. Prior to June 30, 1995, Sun's coal and cokemaking opera-tions had been accounted for as an investment held for sale. However, effective June 30, 1995, the remaining coal and cokemaking business became one of the Company's ongoing business units and is no longer held for sale. Accordingly, the consolidated balance sheets of Sun as of December 31, 1996 and 1995 contain the accounts of its coal and cokemaking operations on a fully consolidated ba-sis. The accompanying consolidated statements of operations and cash flows re-flect coal and cokemaking operations on a fully consolidated basis after June 30, 1995 and as an operation held for sale prior to that date. The prior period consolidated statements of operations and cash flows were not restated to give effect to this change in presentation because the impact of such a restatement would not have been material.

WRITE-DOWNS OF ASSETS AND OTHER MATTERS

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                                             Pretax  After-Tax
(Millions of Dollars)                    Provisions Provisions
--------------------------------------------------------------
1996
Reconfiguration projects:
 Philadelphia refinery                         $ 85       $ 53
 Puerto Rico refinery                            85         80
mtbe purchase commitment                        130         85
Other                                            56         36
--------------------------------------------------------------
                                               $356       $254
--------------------------------------------------------------
1995
Refining and marketing assets                  $ 43       $ 28
Employee terminations and related costs          50         33
--------------------------------------------------------------
                                               $ 93       $ 61
--------------------------------------------------------------
1994
Coal investment                                $ 36       $ 20
Other                                            18         12
--------------------------------------------------------------
                                               $ 54       $ 32
--------------------------------------------------------------

During the fourth quarter of 1996, Sun reconfigured the Philadelphia refinery to process only light sweet crude oil and to cease asphalt production. This reconfiguration continues the integration of the two adjacent but separate fa-cilities (Point Breeze and Girard Point) at the Philadelphia, PA refinery. In 1996, Sun also announced that it will reconfigure the Puerto Rico refinery in the first quarter of 1997 to significantly reduce fuels production while main-taining the current volume and quality of lubricants production. In connection with these reconfigurations, Sun recorded provisions to write off redundant and/or unprofitable processing units and established accruals for environmental remediation activities, employee terminations and related costs. In addition, at December 31, 1996, Sun established accruals for estimated losses expected to be realized with respect to an off-take agreement to purchase mtbe (Note 12) and for other environmental remediation activities and recorded a provision to write down to fair value certain assets in its refining and marketing business.

During 1995, Sun recorded a provision to write down to fair value certain as-sets in the refining and marketing business and to establish accruals for em-ployee terminations and related costs. The $50 million accrual for employee terminations and related costs included $38 million attributable to termination benefits and $12 million related to future rental payments for vacated office space.

During 1994, Sun recorded a provision primarily attributable to a write down to estimated net realizable value of its investment in coal operations and estab-lished accruals related to certain litigation and other matters.

ACQUISITIONS

KENDALL/AMALIE LUBRICANTS BUSINESS AND RELATED WORKING CAPITAL--On November 1, 1996, Sun acquired the Kendall/Amalie lubricants blending, packaging and mar-keting business for $74 million in cash, including $46 million for working cap-ital. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of this business have been included in the consoli-dated statement of operations since the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values (Note 16). The results of operations of the Kendall/Amalie lubricants business in 1996 and 1995 were not material in rela-tion to Sun's consolidated results of operations.

GIRARD POINT REFINERY AND RELATED ASSETS--Sun acquired for $164 million the Chevron U.S.A. Inc. 177,000 barrel-per-day Girard Point refining facility and related inventory located in Philadelphia, PA on August 4, 1994 and its inter-est in the Woodbury and Harbor Pipelines, which connect the refinery to the New York Harbor, on October 26, 1994. As part of the acquisition, Sun assumed cer-tain liabilities. The acquisition has been accounted for as a purchase. The un-audited pro forma sales and other operating revenue (excluding consumer excise taxes), net income and net income per share of common stock of Sun for the year ended December 31, 1994, assuming the acquisitions had occurred on January 1, 1994, were $8,112 million, $102 million and $.95 per share of common stock, re-spectively. The pro forma information does not purport to be indicative of the results that would have been obtained if the operations actually had been com-bined throughout 1994.

3. CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 1995, Sun adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived As-sets and for Long-Lived Assets to be Disposed Of." This statement requires com-panies to write down to estimated fair value long-lived assets that are im-paired. The write-downs recognized in 1995 are reflected as a cumulative effect of a change in accounting principle in the consolidated statement of operations and related to properties to be disposed of in the Company's coal, real estate and refining and marketing operations. The following table sets forth summary information concerning these write-downs:

                             Pretax  After-tax
(Millions of Dollars)    Provisions Provisions
----------------------------------------------
Coal                           $ 45        $29
Real estate                      33         15
Refining and marketing*          67         43
----------------------------------------------
                               $145        $87
----------------------------------------------

* Primarily service stations and terminals.

The impaired coal assets were sold during 1996. The disposal of the Company's remaining real estate portfolio and refining and marketing assets held for sale is expected to be substantially completed by the end of 1998. Other than the cumulative effect, this change did not have a significant impact on Sun's results of operations during 1995. The results of operations during 1996 and 1995 for the properties to be disposed of were not significant.

Effective January 1, 1994, Sun adopted the provisions of Statement of Finan-cial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits." It requires companies to recognize the obligation to provide bene-fits to their former or inactive employees after employment but before retire-ment. The cumulative effect of this accounting change for years prior to 1994 decreased net income for 1994 by $7 million (after related income tax benefit of $4 million). Other than the cumulative effect, this change did not have a significant impact on Sun's net income.

4. OTHER INCOME

(Millions of Dollars)                                         1996 1995 1994
----------------------------------------------------------------------------
Equity in earnings of affiliated companies                     $24  $17 $13
Gain on divestments                                             14    1   9
Pretax income (loss) from investments in operations held for
 sale (Note 2)                                                  --    5  (1)
Other                                                           14    7  14
----------------------------------------------------------------------------
                                                               $52  $30 $35
----------------------------------------------------------------------------

5. INCOME TAXES

The components of the loss from continuing operations before income tax bene-fit and cumulative effect of the change in accounting principle are as fol-lows:

(Millions of Dollars)   1996  1995  1994
-----------------------------------------
U.S.                   $(408) $(52) $(94)
Foreign*                  --     5    25
-----------------------------------------
                       $(408) $(47) $(69)
-----------------------------------------

* Attributable to Canadian refining and marketing operations.

The components of the income tax benefit from continuing operations before cu-mulative effect of the change in accounting principle are as follows:

(Millions of Dollars)             1996  1995  1994
---------------------------------------------------
Income taxes currently payable:
 U.S. federal                    $  --  $(59) $ 13
 Foreign                            --     4    19
 State and other                     2     5    11
---------------------------------------------------
                                     2   (50)   43
---------------------------------------------------
Deferred taxes:
 U.S. federal                     (118)   22   (84)
 Foreign                            --    (1)   (3)
 State and other                   (11)  (10)   (6)
---------------------------------------------------
                                  (129)   11   (93)
---------------------------------------------------
                                 $(127) $(39) $(50)
---------------------------------------------------

The reconciliation of the income tax benefit at the U.S. statutory rate to the income tax benefit from continuing operations before cumulative effect of the change in accounting principle is as follows:

(Millions of Dollars)                                        1996  1995  1994
------------------------------------------------------------------------------
Income tax benefit at U.S. statutory rate                   $(143) $(16) $(24)
(Increase) reduction in income tax benefit resulting from:
 Nonconventional fuel credit                                   --    (8)  (18)
 Puerto Rico tax exemption (expires
  in 2007)                                                     25    (5)   (6)
 State income taxes after Federal income tax effects           (2)   (4)    2
 Dividend exclusion for affiliated companies                   (4)   (3)   (3)
 Other                                                         (3)   (3)   (1)
------------------------------------------------------------------------------
                                                            $(127) $(39) $(50)
------------------------------------------------------------------------------

The tax effects of temporary differences which comprise the net deferred in-come tax asset are as follows:

                                               December 31
                                               ------------
(Millions of Dollars)                           1996   1995
------------------------------------------------------------
Deferred tax assets:
 Retirement benefit liabilities                $ 157  $ 160
 Environmental remediation liabilities            78     67
 Other liabilities not yet deductible            211    238
 Federal net operating loss carryforward*         74     --
 Alternative minimum tax credit carryforward**    68     29
 Investment in real estate operations held
  for sale                                        31     37
 Other                                            51     58
 Valuation allowance                             (32)   (32)
------------------------------------------------------------
                                                 638    557
------------------------------------------------------------
Deferred tax liabilities:
 Properties, plants and equipment               (438)  (453)
 Other                                           (48)   (66)
------------------------------------------------------------
                                                (486)  (519)
------------------------------------------------------------
Net deferred income tax asset                  $ 152  $  38
------------------------------------------------------------

* The Federal net operating loss carryforward of $211 million at December 31, 1996 expires in 2011. It was generated in 1996 in part due to tax losses on the sales of Sun's international production business and certain coal opera-tions.
** Alternative minimum tax credit carryforwards may be carried forward indefi-nitely.

The valuation allowance was previously established to reduce certain state net operating loss carryforwards to the amount that will more likely than not be realized. Management expects that Sun will generate sufficient future taxable income to realize the benefit of its net deferred income tax asset. Uncertain-ties that may affect its realization include tax law changes and the future level of product prices, costs and tax rates.

The following table sets forth the net deferred income tax asset in the consol-idated balance sheets at:

                              December 31
                              ------------
(Millions of Dollars)          1996   1995
-------------------------------------------
Current asset                  $128   $132
Noncurrent asset (liability)     24*   (94)
-------------------------------------------
                               $152  $  38
-------------------------------------------

* Included in deferred charges and other assets in the consolidated balance sheet.

6. INVENTORIES

                               December 31
                               -----------
(Millions of Dollars)           1996  1995
------------------------------------------
Crude oil                      $ 157  $184
Refined products                 252   272
Materials, supplies and other     67    66
------------------------------------------
                               $ 476  $522
------------------------------------------

The current replacement cost of all inventories valued at lifo exceeded their carrying value by $780 and $528 million at December 31, 1996 and 1995, respec-tively. During 1996, Sun reduced certain inventory quantities which were valued at lower lifo costs prevailing in prior years. The effect of this reduction was to decrease the 1996 net loss by $8 million.

7. INVESTMENTS AND LONG-TERM RECEIVABLES

                                                     December 31
                                                     -------------
(Millions of Dollars)                                 1996   1995
------------------------------------------------------------------
Investments in and advances to affiliated companies   $  72 $   80
Accounts and notes receivable                            14     13
Other investments                                         5     11
------------------------------------------------------------------
                                                      $  91   $104
------------------------------------------------------------------

Dividends received from affiliated companies amounted to $15, $11 and $10 mil-lion in 1996, 1995 and 1994, respectively. Earnings employed in the business at December 31, 1996 include $30 million of undistributed earnings of affiliated companies.

8. PROPERTIES, PLANTS AND EQUIPMENT

                                         Accumulated
                                 Gross Depreciation,
(Millions of Dollars)       Investment Depletion and        Net
December 31                    at Cost  Amortization Investment
---------------------------------------------------------------
1996
Refining and marketing*         $5,537        $2,599     $2,938
Coal mining and cokemaking         291           186        105
Corporate                            1            --          1
---------------------------------------------------------------
                                $5,829        $2,785     $3,044
---------------------------------------------------------------
1995
Refining and marketing*         $5,418        $2,463     $2,955
Coal mining and cokemaking         375           283         92
Corporate                            1            --          1
---------------------------------------------------------------
                                $5,794        $2,746     $3,048
---------------------------------------------------------------

* Includes gross amounts leased to third parties totalling $588 and $624 mil-lion at December 31, 1996 and 1995, respectively. Related accumulated depre-ciation totalled $206 and $203 million at December 31, 1996 and 1995, respec-tively.

Annual future minimum rentals due Sun, as lessor, on noncancelable operating leases at December 31, 1996 are as follows (in millions of dollars):

-----------------------------
Year ending December 31:
 1997                     $46
 1998                      31
 1999                      12
 2000                       2
 2001                       1
 Thereafter                --
-----------------------------
                          $92
-----------------------------

9. SHORT-TERM BORROWINGS AND CREDIT FACILITIES

The Company has a $600 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2000. The Company can borrow directly from the participating banks under this Agreement or use it to support commercial paper issued by Sun. The Agreement is subject to commitment fees, the amounts of which are not material. Under the terms of the Agreement, Sun is required, among other things, to maintain Con-solidated Tangible Net Worth (as defined) of at least $1,100 million. At Decem-ber 31, 1996, the Consolidated Tangible Net Worth was $1,345 million. The Com-pany also has access to short-term financing under non-committed money market facilities. The following table sets forth amounts outstanding related to the above short-term borrowing arrangements at:

                                       December 31
                                       ------------
(Millions of Dollars)                   1996   1995
----------------------------------------------------
Commercial paper                        $  --    $ 4
Non-committed money market facilities      --     50
----------------------------------------------------
                                        $  --  $  54
----------------------------------------------------

10. LONG-TERM DEBT

                                        December 31
                                        -----------
(Millions of Dollars)                    1996  1995
---------------------------------------------------
SUN COMPANY, INC.
9 3/8% debentures due 2016              $ 200  $200
9% debentures due 2024                    100   100
8 1/8% notes due 1999                     150   150
7.95% notes due 2001                      150   150
7 1/8% notes due 2004                     100   100
7.03% - 7.10% notes due 1997               50    50
6 3/4% convertible debentures due 2012
 (Note 13)                                 10    10
---------------------------------------------------
                                          760   760
---------------------------------------------------
SUBSIDIARIES OF SUN COMPANY, INC.
7.60% environmental industrial revenue
 bonds due 2024                           100   100
Other                                      33    35
---------------------------------------------------
                                          133   135
---------------------------------------------------
                                          893   895
Less: unamortized discount                  4     4
  current portion                          54     3
---------------------------------------------------
                                        $ 835  $888
---------------------------------------------------

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 1997 through 2001 is as follows (in millions of dollars):

-------------------------------------------------------------------------------

 1997 $ 54
 1998 $ 11
 1999 $151

 2000 $  2
 2001 $151

-------------------------------------------------------------------------------

11. RETIREMENT BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

Sun has noncontributory defined benefit pension plans which provide retirement benefits for most of its employees. Plan benefits are generally based on years of service, age at retirement and employees' compensation. For Sun's principal defined benefit pension plans, the benefit for employees hired prior to Janu-ary 1, 1987 is determined based on either final or total career average com-pensation, whichever produces the greater benefit. For employees hired on or after January 1, 1987, the benefit is determined based on total career average compensation. It is Sun's policy to fund defined benefit pension contribu-tions, at a minimum, in accordance with the requirements of the Internal Reve-nue Code. Pension expense consisted of the following components:

(Millions of Dollars)                                    1996   1995   1994
----------------------------------------------------------------------------
Service cost (cost of benefits earned during the year)  $  29  $  26   $ 27
Interest cost on projected benefit obligation              91     97     89
Actual return on plan assets*                            (132)  (241)    (9)
Net amortization and deferral*                             26    134    (95)
----------------------------------------------------------------------------
                                                        $  14  $  16** $ 12
----------------------------------------------------------------------------

 *Estimated returns on assets are used in determining net periodic pension cost. Differences between estimated and actual returns are included in net amortization and deferral. Also included in net amortization and deferral are amortization of the unrecognized net asset or obligation at January 1, 1986 and amortization of the unrecognized prior service cost and unrecognized net gain or loss as of the beginning of each year.
**Excludes a $1 million curtailment gain recognized in connection with the em-ployee termination program implemented during 1995 (Note 2).

The following table sets forth the funded status of the plans and amounts rec-ognized in the balance sheets at:


                                DECEMBER 31, 1996               December 31, 1995
                          ------------------------------  ------------------------------
                          Plans in Which  Plans in Which  Plans in Which  Plans in Which
                           Assets Exceed     Accumulated   Assets Exceed     Accumulated
                             Accumulated        Benefits     Accumulated        Benefits
(Millions of Dollars)           Benefits   Exceed Assets        Benefits   Exceed Assets
-----------------------------------------------------------------------------------------
Actuarial present value
 of benefit obligation:
 Vested                           $  861            $212          $  867            $253
 Nonvested                            40              18              36              21
-----------------------------------------------------------------------------------------
Accumulated benefit ob-
 ligation                            901             230             903             274
Effect of projected fu-
 ture salary increases                89              22             107              25
-----------------------------------------------------------------------------------------
Projected benefit obli-
 gation                              990             252           1,010             299
Less plan assets at fair
 value*                            1,137             105           1,080             132
-----------------------------------------------------------------------------------------
Projected benefit obli-
 gation in excess of
 (less than) plan assets            (147)            147             (70)            167
Unrecognized net asset
 (obligation) at January
 1, 1986                              43             (14)             56             (17)
Unrecognized prior serv-
 ice cost                            (15)             --             (15)             --
Unrecognized net gain
 (loss)                               76             (27)             (8)            (46)
Additional minimum lia-
 bility**                             --              40              --              50
-----------------------------------------------------------------------------------------
Pension liability (as-
 set)                             $  (43)           $146          $  (37)           $154
-----------------------------------------------------------------------------------------

 *Plan assets consist principally of commingled trust funds, marketable equity securities, corporate and government debt securities and real estate. Less than 1 percent of plan assets was invested in Company common and preference stock at both December 31, 1996 and 1995.
**An equivalent intangible asset is included in deferred charges and other as-sets in the consolidated balance sheets.

As of December 31, 1996 and 1995, the projected benefit obligations were de-termined using weighted average assumed discount rates of 7.5 and 7.0 percent, respectively, and a rate of compensation increase of 4.0 percent. The weighted average expected long-term rate of return on plan assets was 9.0 percent in 1996 and 9.25 percent in 1995. All of these rates are subject to change in the future as economic conditions change.

DEFINED CONTRIBUTION PENSION PLANS

Sun has defined contribution pension plans which provide retirement benefits for most of its employees. Sun's contributions, which are principally based on a percentage of employees' annual compensation and are charged against income as incurred, amounted to $18, $18 and $14 million in 1996, 1995 and 1994, re-spectively.

Sun's principal defined contribution plan is the Sun Company, Inc. Capital Ac-cumulation Plan ("Suncap"). Sun matches 100 percent of employee contributions to the plan up to 5 percent of an employee's base compensation. Suncap is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit Suncap, only upon approval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 1996, no such borrowings had been approved.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Sun has plans which provide health care and life insurance benefits for sub-stantially all retirees. Such benefits are provided through insurance policies which have premiums based on benefits paid during the year. The plans are un-funded and the costs are shared by Sun and its retirees. Postretirement bene-fits expense consisted of the following components:

(Millions of Dollars)                                        1996  1995   1994
-------------------------------------------------------------------------------
Service cost (cost of benefits earned
 during the year)                                             $ 5  $  5    $ 4
Interest cost on accumulated postretirement benefit obliga-
 tion                                                          23    23     18
Net amortization*                                              (9)  (10)    (8)
-------------------------------------------------------------------------------
                                                              $19  $ 18**  $14
-------------------------------------------------------------------------------

 *Consists of amortization of the unrecognized prior service benefit and the unrecognized net gain or loss.
**Excludes a $4 million curtailment gain recognized in connection with the employee termination program implemented during 1995 (Note 2).

The following table sets forth the funded status of the plans and amounts rec-ognized in the balance sheets at:

                                           December 31
                                           ------------
(Millions of Dollars)                       1996   1995
--------------------------------------------------------
Accumulated postretirement benefit
obligation ("apbo"):
 Retirees                                  $ 223   $220
 Fully eligible active participants           27     26
 Other active participants                    82     93
--------------------------------------------------------
                                             332    339
Unrecognized prior service benefit            63     60
Unrecognized net loss                         (9)   (10)
--------------------------------------------------------
Accrued postretirement benefit obligation  $ 386   $389
--------------------------------------------------------

As of December 31, 1996 and 1995, the apbo was determined using weighted aver-age assumed discount rates of 7.5 and 7.0 percent, respectively. The health care cost trend assumptions used at December 31, 1996 and 1995 were 7.3 and
9.0 percent, respectively, which are assumed to decline gradually to 5.5 per-cent in 2001 and to remain at that level thereafter. All of these rates are subject to change in the future as economic conditions change. An increase in the assumed health care cost trend rate by one percentage point in each year would have increased the apbo by $6 million at December 31, 1996 and would have increased the service and interest components of postretirement benefits expense in the aggregate by $1 million for each of the three years in the pe-riod ending December 31, 1996.

12. COMMITMENTS AND CONTINGENT LIABILITIES

Sun, as lessee, has noncancelable operating leases for marine transportation time charters and for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1996, 1995 and 1994 amounted to $97, $102 and $103 million, respectively. Approximately 10 percent of total rental expense was recovered through related rental income from subleases during 1996. Under contracts existing as of December 31, 1996, future minimum annual rentals applicable to noncancelable operating leases are as follows (in millions of dollars):

------------------------------
Year ending December 31:
 1997                     $ 70
 1998                       51
 1999                       41
 2000                       34
 2001                       31
 Thereafter                233
------------------------------
                          $460
------------------------------

A wholly owned subsidiary of the Company is a one-third partner in Belvieu En-vironmental Fuels ("bef"), a joint venture formed for the purpose of constructing, owning and operating a $225 million methyl tertiary butyl ether ("mtbe") production facility in Mont Belvieu, Texas. The facility was completed in 1995.

In order to obtain a secure supply of oxygenates for the manufacture of refor-mulated gasoline, Sun entered into an off-take agreement with bef whereby Sun agreed to purchase all of the mtbe production from the plant. For the first 14,000 barrels daily of production, Sun has agreed to pay bef prices through May 1997 based on the market value of mtbe feedstocks (methanol and butane) plus a fixed amount per gallon (the "formula price"), and thereafter through May 2000 based on the then-existing mtbe prices per gallon in the contract market (the "contract market price"). However, the price to be paid by Sun for the first 12,600 barrels daily of mtbe production through May 2000, at a mini-mum, will equal the sum of bef's annual raw material and operating costs asso-ciated with this production plus bef's debt service payments (collectively, the "minimum price") if the minimum price per gallon exceeds the formula price or contract market price. After May 2000, Sun and bef will negotiate a new price for the last four years of the agreement based upon the market condi-tions existing at that time.

Historically, the formula prices paid by Sun under this agreement are believed to have approximated those of other mtbe long-term sales agreements in the marketplace. Management now believes that the contract market has changed as feedstock-plus-fixed-priced contracts have expired and have been replaced by spot-market-price-based contracts, which are currently more favorable to the purchaser. Management also believes that the spot market for mtbe is now de-veloped.

Sun's total mtbe purchases under this agreement were $214, $150 and $79 mil-lion during 1996, 1995 and 1994, respectively. Recent spot market prices for mtbe have been less than the prices paid by Sun under the off-take agreement. The Company expects this adverse relationship to continue in the future. Ac-cordingly, a $130 million accrual ($85 million after tax) was established at December 31, 1996 for the estimated losses expected to be realized with re-spect to this agreement.

The Company guarantees the $109 million of outstanding debt of Radnor Corpora-tion, its real estate operation held for sale. Such debt, which is due no later than February 2001, is expected to be substantially repaid by the end of 1998 with proceeds from the disposal of the Company's remaining real estate portfolio (Note 2). Sun is also contingently liable under various other ar-rangements which guarantee debt of affiliated companies and others aggregating approximately $26 million at December 31, 1996 and maturing at various dates through 2014.

Sun is subject to numerous federal, state and local laws regulating the dis-charge of materials into, or otherwise relating to the protection of, the en-vironment. These laws result in loss contingencies for remediation at Sun's facilities, including refineries, service stations, terminals, pipelines and truck transportation facilities as well as at third-party or formerly owned sites at which contaminants generated by Sun may be located. The accrued lia-bility for environmental remediation is classified in the consolidated balance sheets as follows:

                                        December 31
                                        -----------
(Millions of Dollars)                    1996  1995
---------------------------------------------------
Accrued liabilities                     $  77 $  55
Other deferred credits and liabilities    150   144
---------------------------------------------------
                                        $ 227  $199
---------------------------------------------------

Pretax charges against income for environmental remediation totalled $56, $12 and $11 million in 1996, 1995 and 1994, respectively. The $44 million increase in 1996 was largely attributable to accruals for remediation activities asso-ciated with the reconfigurations of the Philadelphia and Puerto Rico refin-eries as well as to increased accruals at service station sites (Note 2). The 1996 service station accruals have been determined utilizing recent regulatory changes which incorporate a risk-based methodology and clarify previously un-certain remediation requirements. Claims for recovery of environmental liabil-ities that are probable of realization, which totalled $4 million at December 31, 1996, are included in deferred charges and other assets in the consoli-dated balance sheets.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of additional sites, the determination of the extent of contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various ex-isting legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation levels and financial viability of other parties.

Many other legal and administrative proceedings are pending against Sun. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sun. Management believes that any expen-ditures attributable to these matters will be incurred over an extended period of time and will be funded from Sun's net cash flow from operating activities. Although the ultimate impact of these matters could have a significant impact on results of operations for any one year, management of Sun believes that any additional liabilities which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sun at December 31, 1996.

13. SHAREHOLDERS' EQUITY

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of common stock of the Company at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 1996, there were 246,166 shares of common stock reserved for this potential conversion (Note 10).

In June 1995, the Company announced the details of an extensive operational and financial restructuring. As part of this restructuring, on August 3, 1995, the Company issued 25,000,000 "depositary shares" in exchange for an equal number of shares of Company common stock in a tax free transaction. Each de-positary share represents ownership of one-half share of the Company's Series A cumulative preference stock. The Company also reduced the quarterly dividend paid on common stock from $.45 per share ($1.80 per year) to $.25 per share ($1.00 per year). In addition, the Company repurchased 6,400,000 shares of its common stock on August 9, 1995 for $192 million through a tender offer and 2,910,300 shares of common stock and 78,900 depositary shares during the 1995-96 period subsequent to the exchange and tender offers on the open market for approximately $79 million. The open market purchases were made under a program authorized by the Company's Board of Directors ("Board") to purchase up to $100 million of stock in the open market from time to time depending on pre-vailing market conditions.

Each owner of a depositary share is entitled, proportionately, to all the rights, preferences and privileges of the preference stock represented there-by. Dividends on the preference stock are cumulative and accrue at a rate of $3.60 per year. The preference stock ranks prior to common stock with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company. Each share of preference stock has a liquidation preference equal to $60.00, which is twice the fair market value of a depositary share at its date of issuance, plus accrued and unpaid dividends. The holders of preference stock vote together with the holders of common stock as a single class, and are entitled to one full vote for each share of preference stock owned.

The outstanding shares of preference stock are redeemable at any time by the Company, in whole or in part, for common stock at a value initially equal to approximately $84.80 per share of preference stock at June 12, 1995, decreas-ing ratably to $80.00 per share of preference stock at June 11, 1998. After June 11, 1998, the Company may elect to redeem each outstanding share of pref-erence stock for two shares of common stock, subject to adjustment in certain events. The redemption value also includes a cash amount equal to all propor-tionate accrued but unpaid dividends. The Company currently intends to redeem all of the outstanding preference stock (and thereby the depositary shares) no later than June 12, 1998.

The Company's Articles of Incorporation authorize the issuance of up to 2,500,000 shares of additional classes of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the num-ber, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation.

On February 1, 1996, the Company adopted a shareholder rights plan and desig-nated 1,743,019 shares of its remaining 2,500,000 authorized cumulative pref-erence stock as Series B participating cumulative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock and two Rights for each share of Se-ries A cumulative preference stock outstanding on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock and Series A cumulative preference stock (collectively, "Voting Stock") or announces a tender offer for 15 per-cent or more of the Voting Stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the Voting Stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in certain situations, common stock of the acquiring party) having a then current market value of $200. Alternative-ly, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the Voting Stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the Voting Stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the Voting Stock. The Rights will expire on February 12, 2006, unless ear-lier exchanged or redeemed.

In December 1992, the Board approved the adoption of the Employee Option Plan ("eop") which provides for the award of stock options to all employees (other than executives) of the Company and certain subsidiaries. The awards have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at the fair market value on the date of grant. Two million shares of Company common stock are authorized for issuance under the eop. In 1994 and 1993, stock option awards totalling 241,895 and 1,721,385, respectively, were made to eligible employees.

14. MANAGEMENT INCENTIVE PLANS

Sun's principal management incentive plans are the Executive Incentive Plan ("eip") and the Executive Long-Term Stock Investment Plan ("elsip"). The eip provides for the payment of annual incentive awards in cash or Company common stock and the elsip provides for the award of stock options and related rights to officers and other key employees of Sun. The option awards under elsip and its predecessor plan have a ten-year term and permit optionees to purchase Company common stock at the fair market value on the date of grant. No awards may be granted under elsip after December 31, 1996. Aggregate charges against income for annual incentive awards for 1995 and 1994 were $4 and $2 million, respectively. There were no charges against income for annual incentive awards in 1996.

On November 7, 1996, the Board recommended the adoption of the Long-Term Per-formance Enhancement Plan ("ltpep") as a successor to elsip. ltpep, which au-thorizes the use of 4,000,000 shares of common stock for awards with terms and conditions similar to awards under elsip, is subject to shareholder approval at the Company's Annual Meeting of Shareholders in May 1997. The following table sum-marizes information with respect to common stock option awards under the eop (Note 13) and Sun's management incentive plans:


                          Employee Option Plan     Management Incentive Plans
                          ------------------------ ---------------------------------
                                                                          Weighted
                              Shares       Option       Shares             Average
                               Under        Price        Under        Option Price
                              Option    Per Share       Option           Per Share
-------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1993                   1,663,675       $28.00      3,281,460              $30.65
Granted                       241,895       $28.00        626,210              $30.19
Exercised                          --                    (219,318)*            $29.08
Canceled                      (30,590)      $28.00       (303,465)             $32.34
-------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1994                   1,874,980       $28.00      3,384,887              $30.52
Granted                            --                     687,990              $27.25
Exercised                    (135,920)      $28.00        (53,770)             $28.43
Canceled                      (88,230)      $28.00       (394,740)             $31.31
-------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1995                   1,650,830       $28.00      3,624,367              $29.84
Granted                            --                     646,140              $24.48
Exercised                     (88,485)      $28.00        (72,435)             $28.15
Canceled                      (74,870)      $28.00       (208,272)             $30.59
-------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1996**                 1,487,475       $28.00      3,989,800              $28.96
-------------------------------------------------------------------------------------
EXERCISABLE, DECEMBER 31
-------------------------------------------------------------------------------------
1994                               --                   2,687,316              $30.66
1995                        1,408,935       $28.00      2,941,577              $30.44
1996                        1,487,475       $28.00      3,354,340              $29.83
-------------------------------------------------------------------------------------
AVAILABLE FOR GRANT, DE-
 CEMBER 31
-------------------------------------------------------------------------------------
1994                          125,020                   3,493,920
1995                          213,250                   2,891,220
1996                          288,120                          --
-------------------------------------------------------------------------------------

 *Includes 23,023 options canceled due to the exercise of related alternate appreciation rights which resulted in the issuance of 1,939 shares. Alternate appreciation rights permit the optionee to receive in cash or common stock the appreciation of Company common stock from the date of grant. In addition, 1,600 1,970 and 10,480 shares were issued for matured restricted stock units during 1996, 1995 and 1994, respectively. Restricted stock units are awards which entitle the holder to receive cash or Company common stock upon comple-tion of a restriction period or upon attainment of predetermined performance targets.
**Exercise prices for options outstanding as of December 31, 1996 ranged from $23.25 to $41.13 per share. The weighted average remaining contractual life of these options is approximately 7 years.

The Company follows the method of accounting for employee stock compensation plans prescribed by apb no. 25, which is permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("sfas no. 123"). In accordance with apb no. 25, the Company has not recognized com-pensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. If the alternative method of accounting for employee stock compensation plans prescribed by sfas no. 123 had been followed, the im-pact on Sun's net income (loss) and net income (loss) per share of common stock for 1996 and 1995 would not have been material.

15. FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valu-ation methodologies. However, these estimates may not necessarily be indica-tive of the amounts that the Company could realize in a current market ex-change.

Sun's current assets (other than inventories, deferred income taxes and in-vestment in discontinued operations) and current liabilities are financial in-struments. The estimated fair value of these financial instruments approxi-mates their carrying amounts. At December 31, 1996 and 1995, the estimated fair value of Sun's long-term debt amounted to $903 and $1,008 million, re-spectively, compared to carrying amounts totalling $835 and $888 million, re-spectively. Long-term debt which is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sun at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others (Note 12). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sun uses a variety of off-balance sheet commodity-based derivative financial and nonfinancial instruments to hedge the impact of fluctuations in crude oil, natural gas and refined product prices. Derivative financial instruments re-quire settlement in cash and include such instruments as over-the-counter ("otc") commodity swap agreements, otc commodity options and certain exchange-traded futures. Certain other futures contracts and all of Sun's forward con-tracts are not financial instruments as they require or permit settlement by delivery of commodities. Sun is at risk for possible changes in the market value for all of its derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged transac-tions. In addition, Sun is exposed to credit risk in the event of nonperform-ance by counterparties. Management believes this risk is negligible as its counterparties are regulated by exchanges or they are major international fi-nancial institutions with high credit ratings. Market and credit risks associ-ated with all of Sun's derivative contracts are reviewed regularly by manage-ment.

Swaps, price collars and other option contracts are used to hedge the unfavor-able impact on feedstock costs of significant increases in crude oil prices. At December 31, 1996, approximately 13 million barrels of Sun's expected 1997 crude oil purchases had been hedged utilizing these financial instruments. Swaps are also used to lock in what Sun considers to be acceptable wholesale margins for various refined products. At December 31, 1996, Sun locked in mar-gins for approximately 20 million barrels of its expected 1997 wholesale fuel sales. The swap and option contracts vary in duration but do not extend beyond 1997. Although these contracts are intended to limit the Company's exposure to declining margins and/or rising crude oil prices, they could limit the Company's participation in rising margins and/or falling crude oil prices. In addition, Sun uses futures and forward contracts to achieve ratable pricing of its crude oil purchases and refined product sales. The fair value of the deriv-ative contracts outstanding at December 31, 1996 under the ratable pricing pro-gram was not significant.

The following table sets forth summary information concerning Sun's derivative financial instruments at December 31, 1996:

                       Deferred       Fair
(Millions of Dollars)      Gain      Value*
-------------------------------------------
Swaps                       $ 6        $ 6
Options                       8          8
Futures                      --         --
-------------------------------------------
                            $14        $14
-------------------------------------------

*Based on various indices or dealer quotes.

16. SUPPLEMENTAL CASH FLOW INFORMATION

During 1996, Sun acquired the Kendall/Amalie lubricants business and related working capital and in 1994, Sun acquired the Girard Point refinery, related inventory and certain pipeline interests (Note 2). The following is a summary of the effects of these transactions on Sun's consolidated financial position:

                                              Kendall/
                                                Amalie  Girard Point
(Millions of Dollars)                      Acquisition   Acquisition
---------------------------------------------------------------------
Increase in:
 Accounts and notes receivable                    $(30)        $  --
 Inventories                                       (16)         (108)
 Properties, plants and equipment                  (16)         (149)
 Deferred charges and other assets                 (12)           --
 Accounts payable and accrued liabilities           --            10
 Retirement benefit liabilities                     --            22
 Other deferred credits and liabilities             --            61
---------------------------------------------------------------------
Net decrease in cash and cash equivalents         $(74)        $(164)
---------------------------------------------------------------------

In 1995, Sun transferred an interest in its cokemaking operations in exchange for $95 million in cash. The transferee is entitled to a preferential return from the cash flows of the cokemaking operation until certain cumulative return targets have been met. Sun did not recognize a gain or loss on this transac-tion. The transaction has not had a significant impact on Sun's results of op-erations.

Cash payments for income taxes were $7, $41 and $40 million in 1996, 1995 and 1994, respectively. Cash payments for interest, net of amounts capitalized, were $74, $95 and $64 million in 1996, 1995 and 1994, respectively.

17. BUSINESS SEGMENT INFORMATION

Sun is principally a petroleum refiner and marketer with interests in coal min-ing and cokemaking. Sun also has an investment in real estate operations held for sale.

Sun's petroleum refining and marketing operations include the refining of crude oil and its derivatives; the marketing of crude oil and a full range of petro-leum products, including fuels, lubricants and petrochemicals; and the trans-portation of crude oil and refined products. Such operations are currently con-ducted principally in the eastern half of the United States. Sun's coal mining and cokemaking operations are conducted in Virginia and Kentucky. Corporate in-cludes Sun's domestic real estate operations held for sale, and prior to 1995, coal operations and equipment leasing and secured lending activities. In 1995 and 1996, Sun's coal mining and cokemaking business is reflected as a separate business segment as it is now considered one of Sun's ongoing business units and is no longer being held for sale (Note 2). At December 31, 1994, Sun had substantially liquidated its remaining portfolio of leases and secured loans.

On September 30, 1996, Sun completed the sale of its International Production business and on June 8, 1995, divested its remaining interest in Suncor, a Ca-nadian integrated oil company. As a result, Sun's international oil and gas production and Canadian upstream petroleum operations, which previously were included in segments entitled Exploration and Production and Oil Sands Mining and also disclosed in geographic areas outside the United States, are presented as discontinued operations for all periods, as these divestments resulted in the Company's complete withdrawal from upstream petroleum activities.

SEGMENT INFORMATION
(Millions of Dollars)

                          Refining and   Coal Mining and
                             Marketing        Cokemaking  Corporate    Consolidated
-------------------------------------------------------------------------------------
1996
Sales to unaffiliated
 customers and other
 operating
 revenue (including
 consumer excise taxes)        $11,068              $165       $ --         $11,233
-------------------------------------------------------------------------------------
Operating profit (loss)        $  (364)             $ 39       $ --         $  (325)
Equity income                       24                --         --              24
Related income tax (ex-
 pense) benefit                     98                (8)        --              90
-------------------------------------------------------------------------------------
Profit contribution
 (loss) before net fi-
 nancing
 expenses and after tax        $  (242)*            $ 31       $ --            (211)
-----------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                                     (23)
Net financing expenses
 (after taxes)                                                                  (47)
Income from discontinued
 operations                                                                     166**
                                                                            -------
Net loss                                                                    $  (115)
                                                                            -------
Depreciation, depletion
 and amortization              $   250              $ 17       $ --         $   267
-------------------------------------------------------------------------------------
Capital expenditures           $   374              $ 34       $ --         $   408
-------------------------------------------------------------------------------------
Identifiable assets            $ 4,526              $140       $359***      $ 5,025
-------------------------------------------------------------------------------------

* Includes after-tax provision for write-down of assets and other matters of $254 million (Notes 2 and 12).
** Consists of income from international production operations, including a $125 million after-tax gain resulting from the divestment of this business (Note 2).
*** Includes investment in real estate operations held for sale of $79 million
    (Note 2).

SEGMENT INFORMATION
(Millions of Dollars)

                                                   Coal
                          Refining and       Mining and
                             Marketing       Cokemaking*Corporate   Consolidated
-----------------------------------------------------------------------------------
1995
Sales to unaffiliated
 customers and other op-
 erating
 revenue (including con-
 sumer excise taxes)            $9,747             $ 87      $ --         $9,834
-----------------------------------------------------------------------------------
Operating profit (loss)         $   45             $ 22      $ (8)        $   59
Equity income                       17               --        --             17
Related income tax (ex-
 pense) benefit                    (11)               3         3             (5)
-----------------------------------------------------------------------------------
Profit contribution
 (loss) before net fi-
 nancing
 expenses and after
 tax**                          $   51             $ 25      $ (5)            71
----------------------------------------------------------------------
Corporate expenses (af-
 ter taxes)                                                                  (24)
Net financing expenses
 (after taxes)                                                               (55)
Income from discontinued
 operations                                                                  235***
Cumulative effect of
 change in accounting
 principle                                                                   (87)+
                                                                          ------
Net income                                                                $  140
                                                                          ------
Depreciation, depletion
 and amortization               $  253             $ 10      $ --         $  263
-----------------------------------------------------------------------------------
Capital expenditures            $  410             $  7      $ --         $  417
-----------------------------------------------------------------------------------
Identifiable assets             $4,397             $143      $545++       $5,085
-----------------------------------------------------------------------------------

* Reflects coal and cokemaking operations as an operation held for sale for the first half of 1995 and on a fully consolidated basis thereafter. Accordingly, the amounts presented for sales and other operating revenue, depreciation, depletion and amortization and capital expenditures are for the second half of 1995 (Note 2).
** Includes after-tax provision for write-down of assets and other matters of $57 million in refining and marketing and $4 million in corporate. In addi-tion, corporate includes a $1 million loss from real estate operations held for sale (Note 2).
*** Consists of $57 million of income from international production operations and $178 million of income from Canadian upstream petroleum operations. In-cluded in the Canadian income is a $157 million after-tax gain resulting from the completion of the divestment of Suncor (Note 2).
+ Reflects the cumulative effect for years prior to 1995 of a change in the method of accounting for the impairment of long-lived assets (Note 3).
++ Includes investments in real estate operations held for sale of $87 million and discontinued international production operations of $143 million (Note
   2).

                                      Refining and
                                         Marketing  Corporate   Consolidated
-------------------------------------------------------------------------------
1994
Sales to unaffiliated customers and
 other operating
 revenue (including consumer excise
 taxes)                                     $9,502       $ 11         $9,513
-------------------------------------------------------------------------------
Operating profit (loss)                     $   41       $(34)        $    7
Equity income                                   13         --             13
Related income tax (expense) benefit           (15)        34             19
-------------------------------------------------------------------------------
Profit contribution before net fi-
 nancing
 expenses and after tax*                    $   39       $ --**           39
------------------------------------------------------------------
Corporate expenses (after taxes)                                         (23)
Net financing expenses (after taxes)                                     (35)**
Income from discontinued operations                                      116***
Cumulative effect of change in ac-
 counting principle                                                       (7)+
                                                                      ------
Net income                                                            $   90
                                                                      ------
Depreciation, depletion and amorti-
 zation                                     $  246       $ --         $  246
-------------------------------------------------------------------------------
Capital expenditures                        $  550       $ --         $  550
-------------------------------------------------------------------------------
Identifiable assets                         $4,807       $839++       $5,646

--------------------------------------------------------------------------------
* Includes after-tax provision for write-down of assets and other matters of $12 million in refining and marketing and $20 million in corporate (Note 2).
** Net financing expenses of leasing operations are included in corporate. In addition, corporate includes income from coal and real estate operations held for sale of $15 and $2 million, respectively (Note 2).
*** Consists of $88 million of income from international production operations and $28 million from Canadian upstream petroleum operations (Note 2).
+ Reflects the cumulative effect for years prior to 1994 of a change in the method of accounting for postemployment benefits (Note 3).
++ Includes investments in coal and real estate operations held for sale of $51 and $123 million, respectively. Also includes investments in discontinued international production and Canadian upstream petroleum operations of $171 and $225 million, respectively (Note 2).

Prior to completion of the divestment of Suncor on June 8, 1995, Canadian re-fining and marketing activities were reflected in continuing operations as part of the refining and marketing segment and also disclosed as part of the Cana-dian geographic information. The following is a summary of the amounts related to Canadian downstream operations included in the refining and marketing indus-try segment:

(Millions of Dollars)                                        1995    1994
--------------------------------------------------------------------------
Sales to unaffiliated customers and other operating revenue  $558  $1,333
--------------------------------------------------------------------------
Operating profit                                             $  5  $   24
Equity income                                                  --       1
Related income tax expense                                     (3)    (16)
--------------------------------------------------------------------------
Profit contribution                                          $  2  $    9
--------------------------------------------------------------------------
Depreciation, depletion and amortization                     $ 11  $   28
--------------------------------------------------------------------------
Capital expenditures                                         $  8  $   22
--------------------------------------------------------------------------
Identifiable assets                                          $ --  $  626
--------------------------------------------------------------------------

Income tax amounts give effect to tax credits in each of the designated indus-try segments. Overhead expenses that can be identified with Sun's operations in the designated industry segments have been included as deductions in determin-ing operating profits and profit contributions. Net financing expenses consist of interest cost and debt expense less interest income and interest capital-ized. Identifiable assets are those assets that are utilized within a specific segment.

REPORT OF MANAGEMENT

To the Shareholders of Sun Company, Inc.

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

To fulfill its responsibility for the financial statements, Sun maintains a system of internal accounting controls which in management's opinion provides reasonable assurance of achieving the objectives of internal accounting con-trol. These objectives include safeguarding of assets from loss through unau-thorized use or disposition and maintaining reliable records permitting the preparation of financial statements and accountability for assets. The system of internal accounting controls is subject to ongoing evaluation of its con-tinuing effectiveness.

Sun's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of management's 1996 financial statements by conducting their au-dit in accordance with generally accepted auditing standards and issuing the report presented on this page.

The Audit Committee of the Board of Directors is comprised of directors who are not employees of Sun and meets a minimum of four times annually. It as-sists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal controls, and it assesses the performance and recommends the appointment of independent auditors. Both the independent auditors and Sun's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.

/s/ Robert H. Campbell

ROBERT H. CAMPBELL
Chairman & Chief Executive Officer


/s/ Robert M. Aiken, Jr.

ROBERT M. AIKEN, JR.
Executive Vice President & Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors, Sun Company, Inc.

We have audited the accompanying consolidated balance sheet of Sun Company, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these fi-nancial statements based on our audit. The consolidated balance sheet as of December 31, 1995 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1995 were audited by other auditors whose report dated Feb-ruary 13, 1996 (except for the restatement for discontinued operations as de-scribed in Note 2 for which the date is February 13, 1997) expressed an un-qualified opinion on those financial statements and included an explanatory paragraph that disclosed the changes in the Company's method of accounting for the impairment of long-lived assets in 1995 and its method of accounting for postemployment benefits in 1994, discussed in Note 3 to these financial state-ments.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audit provides a reasonable basis for our opin-ion.

In our opinion, the 1996 financial statements referred to above present fair-ly, in all material respects, the consolidated financial position of Sun Com-pany, Inc. and subsidiaries at December 31, 1996 and the consolidated results of their operations and their cash flows for the year then ended, in confor-mity with generally accepted accounting principles.

/s/ Ernst & Young LLP

February 13, 1997

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (Unaudited)

DOMESTIC REFINING AND MARKETING DATA

REFINERY UTILIZATION*                     1996     1995   1994      1993   1992
-------------------------------------------------------------------------------
Refinery crude unit capacity at Decem-
 ber 31                                  777.0**  777.0  777.0     600.0  600.0
-------------------------------------------------------------------------------
Total input to crude units:
 Crude oil                               691.4    673.9  551.4     465.8  530.8
 Other feedstocks                         29.6     26.5   39.2      36.3    6.0
-------------------------------------------------------------------------------
                                         721.0    700.4  590.6***  502.1  536.8
-------------------------------------------------------------------------------
Refinery crude unit capacity utilized      93%      90%    88%       84%    89%
-------------------------------------------------------------------------------
* Thousands of barrels daily except percentages. Reflects the acquisition on
  August 4, 1994 of the 177.0 thousand barrel-per-day Girard Point refining fa-
  cilities.
** Sun's crude unit capacity will decrease 85 thousand barrels per day in con-
   nection with a project to be completed in the first quarter of 1997 to reconfigure the Puerto Rico refinery to process intermediate feedstocks in-
   stead of crude oil. This will result in a significant reduction in fuels production while maintaining the current volume and quality of lubricants production at this facility.
*** Includes 78.9 thousand barrels daily attributable to the Girard Point re-
    fining facilities and reflects total input at Girard Point from August 4,
    1994 through December 31, 1994 divided by 365 days. During this 150-day pe-
    riod, input to crude units at these facilities actually totalled 191.9 thousand barrels daily.

REFINED PRODUCT SALES*                    1996     1995   1994      1993   1992
-------------------------------------------------------------------------------
Gasoline:
 Wholesale                               167.0    154.0   95.1      56.7   80.0
 Retail                                  205.7    204.6  214.9     223.6  233.9
Middle distillates                       219.9    210.9  186.6     161.8  169.0
Residual fuel                             82.4     73.9   51.5      40.8   50.5
Petrochemicals                            31.5     31.1   27.5      28.8   28.9
Lubricants                                23.9     20.0   22.3      19.5   19.6
Asphalt**                                 18.3     26.7   29.3      29.9   29.3
Other                                     46.1     56.6   50.3      34.5   34.6
-------------------------------------------------------------------------------
                                         794.8    777.8  677.5     595.6  645.8
-------------------------------------------------------------------------------
* Thousands of barrels daily to third parties.
** Sun withdrew from the asphalt business in December 1996.

REFINED PRODUCT MARGIN INFORMATION*       1996     1995   1994      1993   1992
-------------------------------------------------------------------------------
Average sales price                     $28.65   $25.26 $24.31    $25.39 $26.47
Average cost of products sold**          23.59    19.95  18.70     19.08  20.96
-------------------------------------------------------------------------------
                                        $ 5.06   $ 5.31 $ 5.61    $ 6.31 $ 5.51
-------------------------------------------------------------------------------
* Dollars per barrel.
** Consists of crude oil and other purchased feedstocks and refined products.

RETAIL GASOLINE OUTLETS                   1996     1995   1994      1993   1992
-------------------------------------------------------------------------------
Direct outlets:
 Company owned or leased                 1,389    1,446  1,519     1,577  1,645
 Dealer owned                              562      611    658       741    880
-------------------------------------------------------------------------------
Total direct outlets                     1,951    2,057  2,177     2,318  2,525
Distributor outlets                      1,855    1,804  1,938     2,124  2,864
-------------------------------------------------------------------------------
                                         3,806    3,861  4,115     4,442  5,389
-------------------------------------------------------------------------------

THROUGHPUT PER DIRECT OUTLET*                1996   1995     1994   1993   1992
-------------------------------------------------------------------------------
Company owned or leased                     101.6   96.1     97.2   93.5   89.4
Dealer owned                                 74.1   71.3     70.3   63.6   58.6
-------------------------------------------------------------------------------
Average-total direct outlets                 93.6   88.6     88.8   83.5   78.3
-------------------------------------------------------------------------------
*Thousands of gallons of gasoline monthly.

PIPELINE MILEAGE*                            1996   1995     1994   1993   1992
-------------------------------------------------------------------------------
Crude lines                                 5,119  5,264    5,577  5,579  5,493
Product lines                               4,548  4,805    4,552  4,303  4,605
-------------------------------------------------------------------------------
*Includes all pipelines in which Sun has an ownership interest.

COAL AND COKEMAKING DATA

                                             1996   1995     1994   1993   1992
-------------------------------------------------------------------------------
Proven and probable coal reserves (mil-
 lions of tons) at December 31:*
 Bituminous:
  Metallurgical                               115    116      116    117    120
  Steam                                        17     23**     71    134    197
 Subbituminous                                 --     --       --     --    384
-------------------------------------------------------------------------------
                                              132    139      187    251    701
-------------------------------------------------------------------------------
Proven coal reserves (million of tons) at
 December 31                                   63     70      104    147    564
-------------------------------------------------------------------------------
*Sun sold its western U.S. coal operations during 1993 and certain of its eastern U.S. coal operations during 1994 which resulted in a reduction in proven and probable reserves of 508 million tons in the 1993-94 period. (See
Note 2 to the consolidated financial statements.)
** Reflects a 45 million ton revision of previous estimates.

                                             1996   1995     1994   1993   1992
-------------------------------------------------------------------------------
Production (thousands of tons):
 Bituminous:
  Metallurgical                             1,490  1,627    1,633  1,959  2,047
  Steam                                     2,926  3,494    4,962  6,209  7,265
 Subbituminous                                 --     --       --  4,690 13,338
-------------------------------------------------------------------------------
                                            4,416  5,121    6,595 12,858 22,650
-------------------------------------------------------------------------------
 Coke                                         648    638      678    642    640
-------------------------------------------------------------------------------
Sales (thousands of tons):
 Bituminous:
  Metallurgical                               592    674      772  1,033  1,197
  Steam                                     2,921  3,556    5,537  6,214  7,385
 Subbituminous                                 --     --       --  4,690 13,338
-------------------------------------------------------------------------------
                                            3,513  4,230    6,309 11,937 21,920
-------------------------------------------------------------------------------
 Coke                                         621    660      782    622    634
-------------------------------------------------------------------------------
Average sales price of coal and coke (per
 ton)*                                     $40.03 $37.65   $34.00 $21.49 $15.86
Net acreage (in thousands) at December
 31:
 Developed:
  Bituminous                                   22     35       34     45     49
  Subbituminous                                --     --       --     --      8
 Undeveloped bituminous                       103    112      113    154    163
-------------------------------------------------------------------------------

 *Reflects the absence of lower-value subbituminous coal sales subsequent to the divestment of Sun's western U.S. coal operations during 1993.

QUARTERLY FINANCIAL AND STOCK MARKET INFORMATION
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                       1996                                      1995
                          --------------------------------------    ---------------------------------------
                            First      Second     Third   Fourth      First      Second       Third  Fourth
                          Quarter     Quarter   Quarter  Quarter    Quarter     Quarter     Quarter Quarter
------------------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)            $ 2,460*    $ 2,886    $2,874   $3,013     $2,477*     $2,580      $2,347  $2,430
Gross profit**               $112        $210      $148     $124       $142        $207        $263    $146
Income (loss) from
 continuing operations
 before cumulative
 effect of change in
 accounting principle        $(24)***    $(22)+    $(11)   $(224)++    $(36)***    $(43)+++     $70      $1
Income (loss) before
 cumulative effect of
 change in accounting
 principle                    $(5)        $(3)     $117#   $(224)       $(7)       $138##       $78     $18
Net income (loss)             $(5)        $(3)     $117    $(224)      $(94)###    $138         $78     $18
Income (loss) per share
 of common stock from
 continuing operations
 before cumulative
 effect of change in
 accounting principle@      $(.47)***   $(.45)    $(.30)  $(3.22)     $(.34)***   $(.40)       $.77   $(.13)
Income (loss) per share
 of common stock before
 cumulative effect of
 change in accounting
 principle@                 $(.22)      $(.19)    $1.44   $(3.22)     $(.07)      $1.29        $.87    $.09
Net income (loss) per
 share of common stock@     $(.22)      $(.19)    $1.44   $(3.22)     $(.88)###   $1.29        $.87    $.09
Cash dividends per share
 of preference stock         $.90        $.90      $.90     $.90       $ --        $ --        $.90    $.90
Cash dividends per share
 of common stock             $.25        $.25      $.25     $.25       $.45        $.45        $.25    $.25
Common stock price
 range@@ --high           $30 1/4     $32 5/8   $30 3/8  $25 5/8    $30 1/4     $32 7/8     $29 3/4 $29 3/4
--low                     $25 3/8     $27 3/4   $21 7/8  $21 7/8    $27 1/8     $27 1/4     $25 3/4 $24 3/4
------------------------------------------------------------------------------------------------------------

* Reflects decreases of $71 and $101 million in the quarters ended March 31, 1996 and 1995, respectively, compared to amounts previously reported on Securities and Exchange Commission Form 10-Q. The decreases are due to the presentation of International Production and Canadian Upstream Petroleum operations as discontinued operations effective in the second quarter of 1996.
** Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
*** For the first quarters of 1996 and 1995, reflects increases compared to amounts previously reported on Securities and Exchange Commission Form 10-Q in the loss from continuing operations before cumulative effect of change in accounting principle of $(19) and $(29) million, respectively, or $(.25) and $(.27), respectively, per share of common stock. The increases are due to the presentation of International Production and Canadian Upstream Petroleum operations as discontinued operations effective in the second quarter of 1996.
+ Includes a $53 million after-tax provision for write-down of assets and other matters.
++ Includes a $201 million after-tax provision for write-down of assets and other matters and an $8 million after-tax profit due to the reduction in certain inventory quantities which were valued at lower LIFO costs prevailing in prior years.
+++ Includes a $61 million after-tax provision for write-down of assets and other matters.
# Includes a $125 million after-tax gain on the sale of the International
  Production business.
## Includes a $157 million after-tax gain on the sale of Suncor common stock. ### Includes net loss of $87 million or $.81 per share of common stock due to the cumulative effect for years prior to 1995 of a change in the method of accounting for the impairment of long-lived assets.
@ Represents both primary and fully diluted earnings per share, except in the third quarters of 1996 and 1995 when income (loss) per share from continuing operations, income per share before cumulative effect of change in accounting principle and net income per share, on a fully diluted basis, were $(.11), $1.19, and $1.19, respectively, in 1996 and $.68, $.76 and
  $.76, respectively, in 1995.
@@ The Company's common stock is principally traded on the New York Stock
   Exchange, Inc. under the symbol "SUN." The Company had approximately 38,500 holders of record of common stock as of January 31, 1997.

54