Form 10-K, Exhibit 13
period 1997-12-31
SUN CO INC
filed 1998-03-06
CIK 95304

                                                                      Exhibit 13

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA


(Millions of Dollars
Except Per Share Amounts)         1997        1996         1995         1994         1993
-----------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
 DATA:
 Sales and other
  operating revenue
  (including consumer
  excise taxes)               $10,464     $11,233       $9,834       $9,513       $8,889
 Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle*          $263       $(281)         $(8)        $(19)         $87
 Income from discontinued
  operations**                    $--        $166         $235         $116         $196
 Cumulative effect of
  change in accounting
  principle***                    $--         $--         $(87)         $(7)          $5
 Net income (loss)               $263       $(115)        $140          $90         $288
-----------------------------------------------------------------------------------------
PER SHARE DATA:
 Income (loss) from
 continuing operations
 before cumulative effect
 of change in accounting
 principle:+
  Basic                         $3.03      $(4.43)       $(.33)       $(.18)        $.82
  Diluted                       $2.70      $(4.43)       $(.33)       $(.18)        $.82
 Net income (loss):+
  Basic                         $3.03      $(2.17)       $1.29         $.84        $2.70
  Diluted                       $2.70      $(2.17)       $1.29         $.84        $2.70
 Cash dividends on
  preference stock++            $3.60       $3.60        $1.80          $--          $--
 Cash dividends on common
  stock++                       $1.00       $1.00        $1.40        $1.80        $1.80
 Shareholders' equity+++       $15.40      $14.69       $17.16       $17.42       $18.60
-----------------------------------------------------------------------------------------
BALANCE SHEET DATA:
 Total assets                  $4,667      $5,025       $5,085       $5,646       $5,145
 Long-term debt                  $824        $835         $888         $936         $582
 Shareholders' equity          $1,462      $1,438       $1,699       $1,863       $1,984
-----------------------------------------------------------------------------------------

  *Includes after-tax provision for write-down of assets and other matters totalling $21, $254, $61, $32 and $12 million for 1997, 1996, 1995, 1994 and
   1993, respectively. (See Notes 2 and 13 to the consolidated financial statements.)
 **Includes after-tax gains on divestment of discontinued operations and dis-posal of exploration and production properties totalling $125, $157, $28 and $99 million for 1996, 1995, 1994 and 1993, respectively. (See Note 2 to the consolidated financial statements.)
***Consists of impact of the cumulative effect of a change in the method of ac-counting for impairment of long-lived assets in 1995, postemployment benefits in 1994 and income taxes in 1993. (See Note 3 to the consolidated financial statements.)
  +All earnings per share amounts have been presented in accordance with State-ment of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which replaced primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 had no impact on the prior-period amounts in the above table. (See Note 6 to the consolidated financial statements.)
 ++Effective in the third quarter of 1995, Sun began paying quarterly dividends on preference stock at a rate of $.90 per share and reduced its quarterly common stock dividend from $.45 to $.25 per share. (See Note 14 to the consolidated financial statements.)
+++Assumes redemption of preference shares for common stock utilizing a ratio of two shares of common stock for each outstanding preference share. (See Note 14 to the consolidated financial statements.)

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements that are inher-ently uncertain. See "Forward-Looking Statements" on page 40 for a discussion of the factors which could cause actual results to differ materially from those projected in such statements.

OUTLOOK
The refining and marketing industry is a highly competitive global business subject to significant volatility. Sun's planning assumptions, including antic-ipated near-term market trends, are discussed below:

 .Sun's operating results will continue to be sensitive to historically unpre-dictable refining and marketing margins. Because margins will continue to be driven by competitive pressures, Sun's business plan is focused on improving operating results by increasing the production of high-value products, improv-ing the reliability and efficiency of its facilities and reducing operating and administrative costs per barrel. Sun's operating results improved dramatically during 1997 as a result of the ongoing implementation of this plan. Overall production levels increased 6 percent at the Company's mainland refineries with a large portion of the increase attributable to high-value fuels and chemicals products. Input to crude units averaged 101 percent of rated capacity. Overall operating and administrative costs were reduced by approximately $160 million. In 1998, Sun will continue to operate its refining units near full capacity and focus on increasing productivity and retail sales volumes.

 . Ample supplies of light sweet crude oil will continue to be available. Most of the crude oil processed in Sun's refining system is light sweet crude oil. Therefore, the availability of this type of crude oil and its price relative to alternative heavy sour crude oil will continue to have a significant impact on Sun's profitability and competitive position.

 .Sun's retail gasoline marketing strategy in the Northeast is to improve prof-itability and the return on capital employed by increasing the number of out-lets, increasing gasoline throughput and merchandise sales per outlet and re-ducing marketing and administrative costs per gallon. As a result of its logistically advantaged refining and distribution assets and its strong branded marketing presence in this region, Sun believes that it is well positioned to compete effectively.

 .Margins for base oil lubricant products declined in 1997 and will continue to be under pressure in the near term as new lubricants supply is absorbed in the marketplace. In order to reduce the impact of unfavorable base oil market con-ditions, Sun has significantly increased the amount of base oil that it up-grades into higher-value transportation lubricants. The reconfiguration of the Puerto Rico refinery in 1997 significantly reduced lower-value fuels production at this refinery while fully maintaining the volume and quality of lubricants production. The streamlining of the Puerto Rico facility has improved operating efficiency, lowered fixed costs and reduced ongoing capital spending and work-ing capital requirements. Sun will reduce costs further in this business in 1998.

 .Overall margins for petrochemicals, particularly for polymer-grade propylene and cumene, will decline in 1998. Petrochemicals production will increase in 1998, reflecting higher production levels of benzene and ethylene/ethylene ox-ide. Petrochemical production will also benefit when additional cumene produc-tion capacity comes on stream at the Philadelphia refinery during the year.

 .Operating income in Sun's logistics business in 1998 will approximate the amount earned during 1997.

 .Operating income in Sun's cokemaking business will increase significantly af-ter commencement of operations at the Company's new cokemaking facility in East Chicago, IN, in the first quarter of 1998.

RESULTS OF OPERATIONS

EARNINGS PROFILE OF SUN BUSINESSES (after tax)


(Millions of Dollars)                        1997         1996         1995
---------------------------------------------------------------------------
Sun Northeast Refining                      $ 75        $ (60)       $ (37)
Sunoco Northeast Marketing                    73            1           45
Sunoco Chemicals                              77           40           68
Sun Lubricants                                 1          (14)         (15)
Sunoco MidAmerica Marketing &
 Refining                                     40           (3)          (8)
Sunoco Logistics                              51           48           53
Sun Coke                                      38           31           25
Corporate expenses                           (23)         (23)         (24)
Net financing expenses                       (48)         (47)         (55)
Real estate operations held for sale          --           --           (1)
Sun International Production*                 --           41           57
Canada (Suncor)*                              --           --           23
---------------------------------------------------------------------------
                                             284           14          131
---------------------------------------------------------------------------
Special items:**
 Gain on divestment of International
  Production business*                        --          125           --
 Gain on divestment of Suncor common
  stock*                                      --           --          157
 Provision for write-down of assets
  and other matters                          (21)        (254)         (61)
 Cumulative effect of change in
  accounting principle                        --           --          (87)
---------------------------------------------------------------------------
Consolidated net income (loss)              $263        $(115)        $140
---------------------------------------------------------------------------

 *Sun completed the sale of its International Production business on September
  30, 1996 and divested its remaining 55-percent interest in Suncor on June 8, 1995. Sun's international oil and gas production business and Canadian up-stream petroleum operations are classified as discontinued operations in the consolidated financial statements.
**For a discussion of special items, see Notes 2, 3 and 13 to the consolidated financial statements.

ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES
In 1997, Sun Company, Inc. and its subsidiaries earned $263 million, or $2.70 per share of common stock on a diluted basis compared to a net loss of $115 million, or $2.17 per share in 1996 and net income of $140 million, or $1.29 per share in 1995. Excluding the special items shown separately in the Earnings Profile of Sun Businesses, Sun earned $284 million in 1997, compared to $14 million in 1996 and $131 million in 1995.

The $270 million increase in earnings before special items in 1997 was primar-ily due to record production levels, particularly of high-value fuels and chem-icals products, and significantly lower operating and administrative expenses throughout the Company. Also contributing to the improvement were higher aver-age retail and wholesale gasoline margins and higher chemical margins. Par-tially offsetting these positive factors were lower base oil margins and the absence of earnings from Sun's International Production business which was di-vested in 1996.

In 1996, the $117 million decrease in earnings before special items was primar-ily due to the impact of significantly higher crude oil costs on gasoline, as-phalt, petrochemical and base oil lubricant margins and on refinery fuel costs. Also contributing to the decline were higher marketing expenses, increased planned refinery maintenance activity and the absence of earnings from Suncor and International Production following their divestments in June 1995 and Sep-tember 1996, respectively. Partially offsetting these negative factors were significantly improved middle distillate margins, higher lubricant sales vol-umes and lower net financing expenses.

Sun Northeast Refining

                                             1997        1996         1995
---------------------------------------------------------------------------
Income (loss) (millions of dollars)           $75        $(60)        $(37)
Wholesale margin* (per barrel)              $3.25       $2.76        $2.73
Wholesale sales (thousands of barrels dai-
 ly):
 To unaffiliated customers:
  Gasoline                                  101.4        93.8         98.2
  Middle distillates                        169.9       133.6        133.8
  Residual fuel                              53.9        47.7         50.6
  Asphalt                                      --        15.8         24.1
  Other                                      33.2        31.3         39.7
---------------------------------------------------------------------------
                                            358.4       322.2        346.4
 To affiliates (primarily gasoline)         182.9       188.3        184.3
---------------------------------------------------------------------------
                                            541.3       510.5        530.7
---------------------------------------------------------------------------
Crude unit capacity (thousands of barrels
 daily) at December 31                      482.0       482.0        482.0
Crude unit capacity utilized                 100%         93%          93%
---------------------------------------------------------------------------

*Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.

Sun Northeast Refining operating results increased $135 million in 1997 primar-ily due to a $92 million pretax reduction in operating expenses and signifi-cantly higher realized margins and sales volumes for wholesale fuels. The in-crease in margins and sales volumes reflects a significant improvement in pro-duction levels, particularly for high-value gasoline and distillate products, in part due to the turnaround and modernization of the 86,000 barrels-per-day fluid catalytic cracking unit at the Marcus Hook refinery completed in the lat-ter part of 1996. In addition, wholesale gasoline margins were adversely im-pacted in 1996 and 1995 by the Company's high cost of MTBE (a component of re-formulated gasoline) due to a contractual purchase commitment (see Note 13 to the consolidated financial statements).

During 1996, Sun reconfigured its Philadelphia refinery to process only sweet crude oil and to cease asphalt production. The reconfiguration is part of a continuing process to integrate the Point Breeze and Girard Point segments of the refinery. This project has contributed to the substantial improvement in the Northeast refining system's operating reliability and cost structure in 1997. In connection with the reconfiguration, a $53 million after-tax provision was established in 1996 primarily to write-off redundant and/or unprofitable units. This provision is reported as part of the Provision for Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sun Busi-nesses.

Sun Northeast Refining operating results decreased $23 million in 1996 primar-ily due to an $18 million pretax increase in refinery operating expenses and lower sales volumes, partially offset by higher average wholesale fuels product margins. The higher operating expenses were due largely to higher refinery fuel costs resulting from higher crude oil and natural gas prices. The lower sales volumes were due largely to increased planned refinery maintenance activity. The increase in wholesale fuels margins reflects significantly higher margins for middle distillates, largely offset by the adverse impact of higher crude oil prices on wholesale gasoline and asphalt margins. Wholesale gasoline mar-gins were adversely impacted in both 1996 and 1995 by the Company's high cost of making reformulated gasoline.

Sunoco Northeast Marketing

                                            1997        1996        1995
------------------------------------------------------------------------
Income (millions of dollars)                 $73          $1         $45
Gasoline margin* (per barrel)              $5.40       $4.02       $4.88
Sales (thousands of barrels daily):
 Gasoline                                  152.3       159.5       158.0
 Middle distillates                         17.3        15.7        14.7
------------------------------------------------------------------------
                                           169.6       175.2       172.7
------------------------------------------------------------------------
Retail gasoline outlets                    2,821       2,880       2,944
------------------------------------------------------------------------

*Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

The $72 million increase in Sunoco Northeast Marketing operating results in 1997 was primarily due to significantly higher average retail gasoline margins and a $47 million pretax decrease in marketing and administrative expenses. Partially offsetting these positive factors were 5 percent lower retail gaso-line sales volumes. Retail gasoline margins were adversely impacted in 1996 and 1995 by the Company's high cost of MTBE.

Sunoco Northeast Marketing operating results declined $44 million in 1996 pri-marily due to lower retail gasoline margins and an $18 million pretax increase in marketing and administrative expenses. The increase in expenses was due largely to the impact of a major advertising campaign and higher expenses asso-ciated with volume increases in company-operated outlets. Partially offsetting these negative factors was a 2 percent increase in sales volumes.

Sunoco Chemicals

                                            1997        1996        1995
------------------------------------------------------------------------
Income (millions of dollars)                 $77         $40         $68
Petrochemicals margin* (per barrel)       $25.01      $21.46      $25.58
Petrochemical sales (thousands of
 barrels daily):
 Aromatics                                  10.8         9.6         8.5
 Propylene                                  10.8         6.4         8.1
 Ethylene/ethylene oxide                     2.8         2.4         2.3
 Other                                        --         1.8         2.0
------------------------------------------------------------------------
                                            24.4        20.2        20.9
------------------------------------------------------------------------

*Wholesale sales price less the cost of feedstocks and product purchases.

Income from Sunoco Chemicals increased $37 million in 1997 largely due to higher margins and sales volumes reflecting record production levels. Total petrochemical production for 1997 was 8.8 million barrels (24,100 barrels per day) versus 1996 production of 6.9 million barrels (18,900 barrels per day). This 28 percent increase in production volumes was largely a result of refinery maintenance turnarounds completed in the 1996-97 period at the Philadelphia and Marcus Hook refineries and the expansion of polymer-grade propylene production capacity at the Marcus Hook refinery in late 1996.

Sunoco Chemicals income decreased $28 million in 1996 primarily due to signifi-cantly lower margins for most petrochemicals products compared to the strong margins experienced during 1995. Production shortfalls due to maintenance ac-tivities at the Company's operating facilities also negatively impacted Sunoco Chemicals results in 1996.

Sun Lubricants

                                            1997        1996         1995
--------------------------------------------------------------------------
Income (loss) (millions of dollars)           $1        $(14)        $(15)
Wholesale margin* (per barrel):
 Lubricants                               $26.43      $20.90       $25.03
 Fuels                                      $.58       $1.52         $.87
Wholesale sales (thousands of
 barrels daily):
 To unaffiliated customers:
  Specialty oils**                          11.7         9.3          8.6
  Base oils                                  7.1         8.7          6.9
  Waxes and other lubricants                 6.3         5.9          4.5
--------------------------------------------------------------------------
                                            25.1        23.9         20.0
  Gasoline                                  26.2        36.4         25.9
  Middle distillates                        36.9        49.8         44.9
  Residual fuel                             22.8        30.8         19.5
  Other                                      7.3         7.3         11.1
--------------------------------------------------------------------------
                                           118.3       148.2        121.4
 To affiliates***                           17.8        21.1         27.0
--------------------------------------------------------------------------
                                           136.1       169.3        148.4
--------------------------------------------------------------------------

  *Wholesale sales price of lubricants and fuels less cost of crude oil, other feedstocks and purchased refined products.
 **Comprised principally of transportation and industrial lubricants. ***Primarily "lubes-extracted" feedstocks which are transported to the Toledo refinery for further processing.

Sun Lubricants results improved $15 million in 1997 due primarily to higher specialty oil lubricant margins and a $16 million pretax decline in operating expenses. Also contributing to the improvement were higher earnings attribut-able to the Kendall lubricants business acquired by Sun in November 1996. This acquisition has increased the amount of base oil production upgraded into transportation lubricants and has enabled Sun Lubricants to increase its spe-cialty oil lubricants sales. Partially offsetting these positive factors were 20 percent lower base oil margins.

The decline in operating expenses during 1997 was largely attributable to im-proved operations at the Puerto Rico refinery resulting from the reconfiguration initiated at this facility in the first quarter of the year. The changes significantly reduced fuels production at this refinery while fully maintaining lubricants manufacturing capabilities. The Puerto Rico refinery is now processing approximately 30,000 barrels per day of reduced crude oil in lieu of conventional crude oil. Prior to the reconfiguration, this facility had a crude oil processing capacity of 85,000 barrels per day. Sun Lubricants oper-ating results for 1996 exclude an $80 million after-tax provision related to the reconfiguration. This provision is reported as part of the Provision for Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sun Businesses.

The $1 million improvement in Sun Lubricants operating results in 1996 was pri-marily due to higher lubricants sales volumes and higher margins on wholesale fuels products. These positive factors were essentially offset by lower lubri-cant margins, principally for base oils, and higher operating and administra-tive expenses. The increase in expenses was largely attributable to an increase in refinery fuel costs and production levels.

Sunoco MidAmerica Marketing & Refining

                                             1997        1996         1995
---------------------------------------------------------------------------
Income (loss) (millions of dollars)           $40         $(3)         $(8)
---------------------------------------------------------------------------
Retail Marketing:
 Gasoline margin* (per barrel)              $3.28       $3.86        $3.86
 Sales (thousands of barrels daily):
  Gasoline                                   49.5        46.2         46.6
  Middle distillates                          4.6         4.8          4.2
---------------------------------------------------------------------------
                                             54.1        51.0         50.8
---------------------------------------------------------------------------
 Retail gasoline outlets                      968         926          917
---------------------------------------------------------------------------
Refining and Wholesale Marketing:
 Wholesale margin** (per barrel):
  Fuels                                     $4.18       $3.55        $2.98
  Petrochemicals                            $7.53       $3.76        $9.06
 Wholesale sales (thousands of
  barrels daily):
  To unaffiliated customers:
    Gasoline                                 42.6        36.8         29.9
    Middle distillates                       20.1        16.0         13.3
    Residual fuel                             3.4         3.9          3.8
    Petrochemicals                           10.8        11.3         10.2
    Other                                     7.9        10.0          8.4
---------------------------------------------------------------------------
                                             84.8        78.0         65.6
  To affiliates and Sunoco MidAmerica
   Retail Marketing                          55.2        52.6         54.8
---------------------------------------------------------------------------
                                            140.0       130.6        120.4
---------------------------------------------------------------------------
Crude unit capacity*** (thousands of
 barrels daily) at December 31              125.0       125.0        125.0
Crude unit capacity utilized                 106%        100%          89%
---------------------------------------------------------------------------

  *Retail sales price less wholesale sales price.The retail sales price is the weighted average price received through the various branded marketing distribution channels.
 **Wholesale sales price of fuels or petrochemicals less cost of crude oil, other feedstocks and purchased refined products.
***Effective January 1, 1998, the rated capacity of the crude unit at the Toledo refinery increased to 130 thousand barrels daily.

   Sunoco MidAmerica Marketing & Refining results improved $43 million in 1997 largely due to an increase in wholesale fuel margins and higher wholesale fuel sales volumes, reflecting record refinery production levels. Also contributing to the improvement were higher chemical margins and a $12 million pretax de-crease in operating expenses. Partially offsetting these positive factors were lower retail gasoline margins.

Sunoco MidAmerica Marketing & Refining results improved $5 million in 1996 due to higher wholesale fuel margins and sales volumes and a $9 million pretax de-crease in retail marketing expenses. Partially offsetting these positive fac-tors were a decline in margins on petrochemicals, largely xylene, and a $22 million pretax increase in refinery expenses resulting from higher refinery fuel costs and production volumes.

Sunoco Logistics

                                            1997        1996        1995
------------------------------------------------------------------------
Income (millions of dollars)                 $51         $48         $53
Pipeline throughput (thousands of barrels
 daily):
 Unaffiliated customers                      682         627         557
 Affiliated customers                        932         819         776
------------------------------------------------------------------------
                                           1,614       1,446       1,333
------------------------------------------------------------------------

Sunoco Logistics income increased $3 million in 1997 primarily due to higher throughput at the Nederland, TX, crude oil terminal and in the eastern product pipeline system. In 1996, Sunoco Logistics results decreased $5 million primar-ily due to lower eastern product pipeline system throughput and a loss associ-ated with a pipeline leak, partially offset by higher earnings from joint ven-ture pipeline operations.

Sun Coke

                                             1997        1996        1995
-------------------------------------------------------------------------
Income (millions of dollars)                  $38         $31         $25
Average sales price of coal and coke (per
 ton)                                      $47.84      $40.03      $37.65
Proven and probable coal reserves
 (millions of tons)                           124         132         139
Production (thousands of tons):
 Coal                                       3,287       4,416       5,121
 Coke                                         664         648         638
-------------------------------------------------------------------------

Sun Coke income increased $7 million during 1997 after increasing $6 million in 1996. The increases in earnings during the 1995-97 period were primarily due to higher margins for coke and improved results from steam coal operations in Ken-tucky. Sun Coke results included gains from divestments and insurance recov-eries totalling approximately $2 million after tax in both 1997 and 1996.

In November 1996, Sun Coke entered into an agreement to construct, own and op-erate a $195 million cokemaking facility in East Chicago, IN, which will pro-duce coke for Inland Steel Company's Indiana Harbor Works steel plant located adjacent to the new facility. The agreement requires Inland to buy 1.2 million tons of coke annually on a take-or-pay basis for a period of 15 years commenc-ing after the cokemaking facility's scheduled first quarter 1998 start-up date. Additional production of up to 150,000 tons per year will be sold either to In-land or other steel producers. The plant's coke ovens will utilize Sun Coke's proprietary heat-recovery cokemaking technology, which is environmentally and economically superior to the chemical by-product technology currently used by other coke producers.

Net Financing Expenses--Net financing expenses increased $1 million in 1997 af-ter decreasing $8 million in 1996. The decline in 1996 was primarily due to lower average total borrowings.

Real Estate Operations Held for Sale--For a discussion of Sun's real estate op-erations held for sale, see Note 2 to the consolidated financial statements.

Sun International Production--On September 30, 1996, Sun completed the sale of its International Production business for $278 million in cash which resulted in a $125 million after-tax gain. This gain is shown separately in the Earnings Profile of Sun Businesses. Prior to the divestment, operating results for this business unit totalled $41 million in 1996 and $57 million in 1995.

Canada (Suncor)--On June 8, 1995, Sun divested its remaining 55-percent inter-est in Suncor Inc., a Canadian integrated oil company, for $770 million, of which $635 million was received in June 1995 and $135 million was received in June 1996. This divestment resulted in a $157 million after-tax gain, which is shown separately in the Earnings Profile of Sun Businesses. Suncor's operating results totalled $23 million in 1995 prior to the divestment.

ANALYSIS OF CONSOLIDATED STATEMENTS OF OPERATIONS

Revenues--Total revenues from continuing operations were $10.5 billion in 1997, $11.3 billion in 1996 and $9.9 billion in 1995. The 7 percent decrease in 1997 was primarily due to lower revenues from resales of purchased crude oil, lower refined product prices and lower consumer excise taxes, partially offset by higher refined product sales volumes.

In 1996, the 14 percent increase reflects higher refined product sales prices and volumes and higher revenues from resales of purchased crude oil, partially offset by the absence of revenues from Canadian refining and marketing opera-tions as a result of the divestment of Suncor on June 8, 1995.

Costs and Expenses--Total pretax costs and expenses attributable to continuing operations were $10.1 billion in 1997, $11.7 billion in 1996 and $9.9 billion in 1995. The 14 percent decrease in 1997 was primarily due to lower resales of purchased crude oil and lower crude oil and refined product acquisition costs. Also contributing to the decrease were reduced operating and administrative ex-penses reflecting cost containment efforts and a decline in the provisions for asset write-downs, employee terminations and other matters.

The 18 percent increase in costs and expenses in 1996 was primarily due to higher crude oil and refined product acquisition costs largely as a result of an increase in crude oil prices, and higher resales of purchased crude oil. Also contributing to the increase were higher domestic refinery operating ex-penses attributable principally to higher refinery fuel costs, higher domestic consumer excise taxes, higher costs related to Sun's cokemaking business and an increase in the provisions for asset write-downs, employee terminations and other matters. Partially offsetting these increases were lower costs and ex-penses related to Canadian refining and marketing operations resulting from the Suncor divestment and lower interest cost and debt expense due to lower average borrowings.

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

Cash and Working Capital--At December 31, 1997, Sun had cash and cash equiva-lents of $33 million compared to $67 million at December 31, 1996 and had a working capital deficit of $216 million compared to a working capital deficit of $282 million at December 31, 1996. Sun's working capital position is consid-erably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories re-flected in the consolidated balance sheet. The current replacement cost of all such inventories exceeds their carrying value at December 31, 1997 by $492 mil-lion. Inventories valued at LIFO, which consist of crude oil and refined prod-ucts, are readily marketable at their current replacement values. Management believes that the current levels of Sun's cash and working capital are adequate to support Sun's ongoing operations.

Cash Flows and Financial Capacity--In 1997, Sun's net cash provided by operat-ing activities ("cash generation") was $452 million compared to $332 million in 1996 and $352 million in 1995. The $120 million increase in cash generation in 1997 was primarily attributable to the significant increase in income before special items, partially offset by an increase in working capital uses pertain-ing to operating activities and a reduction in net cash provided by operating activities of discontinued operations. The $20 million decrease in cash genera-tion in 1996 was largely due to declines in income before special items and net cash provided by operating activities of discontinued operations, essentially offset by a reduction in working capital uses pertaining to operating activi-ties.

Divestment activities have also been a source of cash and in the past have en-hanced liquidity. During the 1995-97 period, proceeds from divestments totalled $1,326 million, including $278 million received in 1996 from the sale of the International Production business and $770 million received in the 1995-96 pe-riod from the sale of Suncor common stock.

Management believes that future cash generation will be sufficient to satisfy Sun's capital requirements and to pay the current level of cash dividends on common and preference stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including volatility in crude oil and refined product markets and increases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002. The Company can borrow directly from the participating banks under this Agreement or use it to support commercial paper issued by Sun. The Company also has access to short-term financing under non-committed money market facilities. At December 31, 1997 and 1996, there were no amounts outstanding related to the above short-term borrowing arrangements.

The following table sets forth amounts outstanding related to Sun's other borrowings:

                                     December 31
                                     -----------
(Millions of Dollars)              1997        1996
---------------------------------------------------
Current portion of long-term debt  $ 12        $ 54
Long-term debt                      824         835
---------------------------------------------------
Total borrowings                   $836        $889
---------------------------------------------------

Sun's debt-to-capital ratio was 36.4 percent at December 31, 1997 compared to
38.2 percent at December 31, 1996. Management believes there is sufficient bor-rowing capacity available to pursue strategic investment opportunities as they arise. In addition, the Company has the option of issuing additional common or preference stock as a means of increasing its equity base; however, there are no current plans to do so. No commitments have been made with respect to any investment opportunity which would require the use of a significant portion of Sun's unused financial capacity.

In early 1998, Sun transferred an interest in its cokemaking operations in East Chicago, IN, to a third party in exchange for $200 million in cash. The trans-feree is entitled to a preferential return from the cash flows of this cokemaking operation until certain cumulative return targets have been met. Sun did not recognize a gain or loss on this transaction.

CAPITAL EXPENDITURES

(Millions of Dollars)     1998 PLAN        1997        1996         1995
--------------------------------------------------------------------------
Sun Northeast Refining         $111        $ 81        $148         $103
Sunoco Northeast
 Marketing                       70          46          81          102
Sunoco Chemicals                 49          37          57           55
Sun Lubricants                   33          22          30*          52
Sunoco MidAmerica
 Marketing & Refining            47          29          36           48
Sunoco Logistics                 39          32          22           42
Sun Coke                         68         133          34            7**
Canadian Refining and
 Marketing                       --          --          --            8
--------------------------------------------------------------------------
Consolidated capital
 expenditures                  $417        $380        $408         $417
--------------------------------------------------------------------------

 *Excludes $74 million attributable to the purchase of the Kendall lubricants business and related working capital.
**Excludes capital expenditures of Sun Coke prior to June 30, 1995 while such operations were accounted for as an investment held for sale.

In 1997, major capital expenditures included: $118 million for the ongoing con-struction of the $195 million cokemaking facility in East Chicago, IN, sched-uled to commence operations in the first quarter of 1998; $25 million to begin the expansion of the Philadelphia refinery's cumene production capacity; $17 million for the scheduled turnaround of various units at the Philadelphia re-finery including a catcracker, a crude unit and a gasoline reformer; and $46 million largely for service station modernization activities in the Northeast.

In 1996, in addition to the $74 million spent to acquire the Kendall lubricants business (of which $46 million related to working capital), major capital out-lays included: $81 million for branded marketing activities in the Northeast mainly for ongoing upgrades of service stations; $76 million for the six-week scheduled turnaround and modernization of the 86,000 barrel-per-day catalytic cracking unit, gas plant and ethylene complex at the Marcus Hook refinery; $37 million to complete the expansion of a propylene unit at the

Marcus Hook refinery; and $19 million to begin construction of the East Chica-go, IN, cokemaking facility.

In 1995, major capital expenditures included: $61 million related to service station conversion and modernization activities; $26 million at the Marcus Hook refinery to begin the expansion of the propylene unit and to complete expansion of an ethylene oxide unit; $18 million to complete a cyclohexane plant and ex-pand benzene extraction capacity at the Marcus Hook refinery and $13 million to complete the construction of a pipeline connecting the Philadelphia and Marcus Hook refineries.

The 1998 planned capital expenditures include $144 million for growth projects with four projects comprising approximately 80 percent of the growth spending. These outlays are: $58 million to complete the construction of the East Chica-go, IN, cokemaking facility; $25 million to complete the expansion of the Phil-adelphia refinery's cumene production facilities; $18 million to modernize the 68,000 barrel-per-day catalytic cracking unit at the Philadelphia refinery; and $17 million to upgrade or acquire Sunoco(R) retail marketing locations in the Northeast. An additional $273 million is designated for base infrastructure and legally required spending in 1998, a significant portion of which relates to projects that will enhance the reliability of the Company's operations. The base infrastructure spending includes scheduled turnarounds at Sun's refining facilities and projects that will maintain the high quality image of Sunoco(R) retail outlets.

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

(Millions of Dollars)                       1997        1996        1995
------------------------------------------------------------------------
Pollution abatement capital*                $ 23        $ 29        $ 60
Remediation                                   38          37          48
Operations, maintenance and administration   188         185         238
------------------------------------------------------------------------
                                            $249        $251        $346
------------------------------------------------------------------------

*Capital expenditures for pollution abatement are expected to approximate $35 and $34 million in 1998 and 1999, respectively.

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act also requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. The Com-pany has implemented the first phase of the reformulated gasoline regulations which requires an increase in the minimum quantity of oxygen for certain non-attainment areas, a reduction in benzene content, and a reduction in summertime Reid Vapor Pressure ("RVP"). Sun expects to implement the next more stringent phases of these regulations in 1998 and 2000 with modest capital investment.

In order to obtain a secure supply of oxygenates, Sun entered into an off-take agreement with Belvieu Environmental Fuels ("BEF"), a joint venture in which Sun is a one-third partner, whereby Sun agreed to purchase all of the MTBE from BEF's 14,000 barrel-per-day facility. At December 31, 1996, Sun established a $130 million accrual ($85 million after tax) for estimated losses expected to be realized with respect to the off-take agreement. During 1997, actual losses attributable to this agreement totalling $65 million were charged against the accrual. (See Note 13 to the consolidated financial statements.)

The Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act as amended by the Resource Conser-vation and Recovery Act ("RCRA"), and related federal and state laws subject Sun to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at Sun's facilities and at third-party or former-ly-owned sites. Under CERCLA, Sun is subject to potential joint and several li-ability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1997, Sun had been named as a PRP at 44 sites identified or potentially identifiable as "Superfund" sites under CERCLA. Sun has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sun's negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Under various environmental laws, including RCRA, Sun has initiated corrective remedial action at Sun's facilities, formerly-owned facilities and third-party sites and could be required to undertake similar actions at various other sites. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time.

Sun establishes accruals related to environmental remediation activities for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. For a discussion of the accrued liabili-ties and charges against income related to these activities, see Note 13 to the consolidated financial statements.

On October 4, 1996, Sun filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seek-ing recovery under numerous insurance policies for certain environmental expen-ditures of Sun, including its predecessor companies and subsidiaries, arising from the ownership and operation of its business and properties. The Company cannot quantify the ultimate outcome of this litigation which may be protract-ed.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determina-tion of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the var-ious existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation level and financial via-bility of other parties.

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

YEAR 2000 INFORMATION PROCESSING
A comprehensive program is currently underway to evaluate and implement changes that will be necessary for the Company to accurately process information at and beyond the Year 2000. The program consists of an evaluation of and changes to Sun's information technology environment, which includes all software, hardware and network components, as well as an assessment of the ability of the Company's major customers and suppliers to conduct business. Management expects that all of Sun's systems critical to its ongoing business will be Year 2000 compliant by mid-1999. Management also believes that the costs associated with this project will not be significant in relation to Sun's results of opera-tions. Furthermore, the Company has not identified any material adverse Year 2000 consequences to date in connection with any of its third-party relation-ships. However, if any governmental agencies, key customers or key suppliers are unable to make the necessary computer system changes on a timely basis, such inability could negatively impact the Company's results of operations.

DERIVATIVE INSTRUMENTS
Sun uses swaps, options, futures, forwards and other similar derivative con-tracts to hedge the impact of fluctuations in crude oil, natural gas, refined product and electricity prices. At December 31, 1997, Sun had swaps and options outstanding to hedge against significant increases in crude oil prices amount-ing to approximately 4 million barrels (2 percent) of its expected 1998 crude oil purchases and had locked in what it considers to be acceptable margins for approximately 6 million barrels (2 percent) of its anticipated 1998 wholesale fuel sales.

Sun is at risk for possible changes in the market value of all of its deriva-tive contracts. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged transactions. In addition, Sun is ex-posed to credit risk in the event of nonperformance by counterparties. Manage-ment believes this risk is negligible as its counterparties are either regu-lated by exchanges or are major international financial institutions with high credit ratings. Although most of these derivative contracts are intended to limit the Company's exposure to rising crude oil prices and/or declining mar-gins, they could limit the Company's participation in falling crude oil prices and/or rising margins. For a further discussion of Sun's hedging activities, see Note 16 to the consolidated financial statements.

CASH DIVIDENDS AND SHARE REDEMPTION AND REPURCHASES
The Company has paid cash dividends on a regular quarterly basis since 1904. Effective with the third quarter of 1995, Sun reduced its quarterly common stock dividend from $.45 per share to $.25 per share. As a result, the cash dividends paid on common stock totalled $1.40 per share in 1995 and $1.00 per share in 1996 and 1997. The Company expects to continue to sustain the quar-terly common stock cash dividend at its current level.

During the third quarter of 1995, Sun exchanged 25 million "depositary shares" for an equal number of shares of its common stock in a tax-free transaction. Each depositary share represents ownership of one-half share of the Company's Series A cumulative preference stock. The depositary shares accrue dividends quarterly at a rate of $.45 per share, or one-half the rate paid on the prefer-ence stock. Cash dividends paid on the depositary shares totalled $.90 per share in 1995 and $1.80 per share in both 1996 and 1997. (See Note 14 to the consolidated financial statements.)

The outstanding depositary shares are redeemable at any time by the Company, in whole or in part, for common stock at a value which initially equaled $42.40 per depositary share at June 12, 1995 and declines ratably to $40.00 per depos-itary share at June 11, 1998. As of February 12, 1998, this call price was $40.27 per depositary share. After June 11, 1998, the Company can redeem the depositary shares with common shares on a one-for-one basis, subject to adjust-ment in certain events. If Sun were to do a partial redemption of depositary shares, it would be done on a pro rata basis. The Company currently intends to redeem all of the outstanding depositary shares no later than June 12, 1998.

The Company repurchased 6,400,000 shares of its common stock in mid-1995 through a tender offer for $192 million and an additional 6,774,500 shares of common stock and 885,700 depositary shares during the 1995-97 period on the open market for $250 million. At December 31, 1997, the Company had a remaining authorization from its Board of Directors to purchase up to $150 million of Company stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

FORWARD-LOOKING STATEMENTS
Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements within the mean-ing of Section 21E of the Securities Exchange Act of 1934. Such statements gen-erally will be accompanied by words such as "anticipate," "believe," "esti-mate," "expect," "forecast," "intend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although Sun believes these forward-looking statements are reason-able, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Such forward-looking statements involve risks and are inherently uncertain. Important factors that could cause actual results to differ materially from those projected in such statements are discussed below.

Sun's operating results are dependent upon the reliability and efficiency of the Company's operating facilities, the level of operating expenses and hazards common to operating facilities (including equipment malfunction, explosions, fires, oil spills and the effects of severe weather conditions). Plans for the construction, modernization or debottlenecking of refineries, chemical plants and/or cokemaking facilities, and the utilization and timing of production from these facilities are subject to many factors, including unplanned delays, and the issuance of applicable building, environmental and other permits. Sun's in-come and revenues are affected by market supply and demand for Sun's products and actions taken by competitors (including both pricing and expansion and re-tirement of refinery capacity in response to market conditions), as well as changes in industry-wide refining margins, market forces affecting the avail-ability and pricing of oxygenates such as MTBE, changes in crude oil and other raw material costs, and world and regional events that could significantly in-crease volatility in the marketplace.

The ability to meet liquidity requirements, including the funding of the Company's capital program from operations, is subject to changes in commodity prices and crude oil supply that could be affected by factors beyond Sun's con-trol, such as embargoes, the continued discovery and production of light sweet crude oil, or military conflicts involving (or internal instability in) one or more oil-producing countries. Other factors that could affect Sun's business include the continued availability of debt and equity financing, changes in la-bor relations, general economic conditions (including recessionary trends, in-flation and interest and currency exchange rates), and civil, criminal, regula-tory or administrative actions, claims or proceedings. Sun's operations could also be affected by domestic and international political, legislative, regula-tory and legal actions, such as restrictions on production, restrictions on im-ports and exports, price controls, tax increases and retroactive tax claims, expropriation of property and cancellation of contract rights. Sun is impacted by laws pertaining to workers' health and safety, and current or amended state and federal environmental and other similar regulations (including, particular-ly, regulations dealing with gasoline composition and characteristics) or the judicial interpretation of such regulations.

The factors identified above are believed to be important factors (but not nec-essarily all of the important factors) that could cause actual results to dif-fer materially from those expressed in any forward-looking statement made by Sun. Unpredictable or unknown factors not discussed herein could also have ma-terial adverse effects on forward-looking statements. All forward-looking statements included in this Annual Report on Form 10-K are expressly qualified in their entirety by the foregoing cautionary statements. The Company under-takes no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or fu-ture events.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Sun Company, Inc. and Subsidiaries

(Millions of Dollars and Shares Except Per Share Amounts)

--------------------------------------------------------------------------------
For the Years Ended December 31                   1997         1996         1995
--------------------------------------------------------------------------------
REVENUES
Sales and other operating revenue
 (including consumer excise taxes)            $10,464      $11,233       $9,834
Interest income                                     7           15           13
Other income (Note 4)                              60           52           30
--------------------------------------------------------------------------------
                                               10,531       11,300        9,877
COSTS AND EXPENSES
Cost of products sold and operating
 expenses                                       7,610        8,718        7,011
Selling, general and administrative
 expenses                                         533          589          616
Consumer excise taxes                           1,563        1,612        1,751
Payroll, property and other taxes                  78           89           94
Depreciation, depletion and amortization          259          267          263
Provision for write-down of assets and
 other matters (Note 2)                            32          356           93
Interest cost and debt expense                     78           79           98
Interest capitalized                               (7)          (2)          (2)
--------------------------------------------------------------------------------
                                               10,146       11,708        9,924
Income (loss) from continuing operations
 before income tax expense
 (benefit) and cumulative effect of change
 in accounting principle                          385         (408)         (47)
Income tax expense (benefit) (Note 5)             122         (127)         (39)
--------------------------------------------------------------------------------
Income (loss) from continuing operations
 before cumulative effect of
 change in accounting principle                   263         (281)          (8)
Income from discontinued operations (Note
 2)                                                --          166          235
Cumulative effect of change in accounting
 principle (Note 3)                                --           --          (87)
--------------------------------------------------------------------------------
NET INCOME (LOSS)                                 263         (115)         140
Dividends on preference stock                     (44)         (45)         (22)
--------------------------------------------------------------------------------
Net income (loss) attributable to common
 shareholders                                 $   219       $ (160)      $  118
--------------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK (Note
 6):
 Basic:
  Income (loss) from continuing operations
   before cumulative effect
   of change in accounting principle            $3.03       $(4.43)       $(.33)
  Income from discontinued operations              --         2.26         2.57
  Cumulative effect of change in
   accounting principle                            --           --         (.95)
--------------------------------------------------------------------------------
 Net income (loss)                              $3.03       $(2.17)       $1.29
--------------------------------------------------------------------------------
 Diluted:
  Income (loss) from continuing operations
   before cumulative effect
   of change in accounting principle            $2.70       $(4.43)       $(.33)
  Income from discontinued operations              --         2.26         2.57
  Cumulative effect of change in
   accounting principle                            --           --         (.95)
--------------------------------------------------------------------------------
 Net income (loss)                              $2.70       $(2.17)       $1.29
--------------------------------------------------------------------------------
 Weighted average number of shares
  outstanding:
  Basic                                          72.3         73.6         91.3
  Diluted                                        97.4         73.6         91.3
--------------------------------------------------------------------------------
CASH DIVIDENDS PAID PER SHARE:*
 Preference stock                               $3.60        $3.60        $1.80
 Common stock                                   $1.00        $1.00        $1.40
--------------------------------------------------------------------------------

*Effective in the third quarter of 1995, Sun began paying quarterly dividends on preference stock at a rate of $.90 per share and reduced its quarterly common stock dividend from $.45 to $.25 per share. Each share of preference stock is represented by two depositary shares. Each depositary share accrues dividends quarterly at a rate of $.45 per share, or one-half the rate paid on preference stock.
                            (See Accompanying Notes)

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
                                              Sun Company, Inc. and Subsidiaries

(Millions of Dollars)

----------------------------------------------------------------------------
At December 31                                              1997        1996
----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                $   33      $   67
Accounts and notes receivable, net                          671         864
Inventories (Note 7)                                        431         476
Deferred income taxes (Note 5)                              113         128
----------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      1,248       1,535
----------------------------------------------------------------------------
Investment in real estate operations held for sale
 (Note 2)                                                    43          79
Investments and long-term receivables (Note 8)               94          91
Properties, plants and equipment, net (Note 9)            3,064       3,044
Deferred charges and other assets                           218         276
----------------------------------------------------------------------------
TOTAL ASSETS                                             $4,667      $5,025
----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                         $  830      $1,081
Accrued liabilities                                         534         573
Current portion of long-term debt (Note 11)                  12          54
Taxes payable                                                88         109
----------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                 1,464       1,817
----------------------------------------------------------------------------
Long-term debt (Note 11)                                    824         835
Retirement benefit liabilities (Note 12)                    477         489
Deferred income taxes (Note 5)                               73          --
Other deferred credits and liabilities                      367         446
Commitments and contingent liabilities (Note 13)
SHAREHOLDERS' EQUITY (Notes 14 and 15)
Cumulative preference stock--Series A, no par value
 Authorized--12,500,000 shares;
 Outstanding, 1997--12,057,150 shares;
 Outstanding, 1996--12,460,550 shares                       723         748
Common stock, par value $1 per share
 Authorized--200,000,000 shares;
 Issued, 1997--131,572,867 shares;
 Issued, 1996--129,871,604 shares                           132         130
Capital in excess of par value                            1,361       1,316
Earnings employed in the business                         1,430       1,284
----------------------------------------------------------------------------
                                                          3,646       3,478
Less common stock held in treasury, at cost
 1997--60,744,258 shares; 1996--56,880,126 shares         2,184       2,040
----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                1,462       1,438
----------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $4,667      $5,025
----------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              Sun Company, Inc. and Subsidiaries

(Millions of Dollars)

---------------------------------------------------------------------------------
For the Years Ended December 31                    1997         1996         1995
---------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                               $ 263        $(115)       $ 140
 Adjustments to reconcile net income
  (loss) to net cash provided by operating
  activities:
  Income from discontinued operations               --         (166)        (235)
  Cumulative effect of change in
   accounting principle                             --           --           87
  Provision for write-down of assets and
   other matters                                    32          356           93
  Depreciation, depletion and amortization         259          267          263
  Deferred income tax expense (benefit)            131         (129)          11
  Changes in working capital pertaining to
   operating activities:
   Accounts and notes receivable                   203         (198)        (143)
   Inventories                                      45           57          (28)
   Accounts payable and accrued liabilities       (383)         257           66
   Taxes payable                                   (51)           7         (101)
   Other                                           (47)         (21)         (13)
---------------------------------------------------------------------------------
 Net cash provided by continuing operating
  activities                                       452          315          140
 Net cash provided by discontinued
  operating activities                              --           17          212
---------------------------------------------------------------------------------
Net cash provided by operating activities          452          332          352
---------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                             (380)        (408)        (417)
 Acquisition of Kendall lubricants
  business (Notes 2 and 17)                         --          (74)          --
 Proceeds from divestments:
  International Production operations
   (Note 2)                                         --          278           --
  Suncor common stock (Note 2)                      --          135          635
  Other                                            182           32           64
 Investing activities of discontinued
  operations                                        --          (13)         (99)
 Other                                              11           --          (18)
---------------------------------------------------------------------------------
Net cash provided by (used in) investing
 activities                                       (187)         (50)         165
---------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net repayments of short-term borrowings            --          (54)        (167)
 Repayments of long-term debt                      (53)          (2)        (142)
 Cash dividend payments                           (117)        (119)        (156)
 Purchases of preference stock for
  retirement                                       (27)          (2)          --
 Purchases of common stock for treasury           (144)         (31)        (238)
 Proceeds from issuance of common stock
  under management incentive and
  employee option plans                             48            4            6
 Financing activities of discontinued
  operations                                        --           --           15
 Other                                              (6)         (22)          90
---------------------------------------------------------------------------------
Net cash used in financing activities             (299)        (226)        (592)
---------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                       (34)          56          (75)
Cash and cash equivalents at beginning of
 year                                               67           11           86
---------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $  33        $  67        $  11
---------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                              Sun Company, Inc. and Subsidiaries

(Dollars in Millions, Shares in Thousands)

-----------------------------------------------------------------------------------------------------------------------
                               Cumulative
                            Preference Stock        Common Stock                           Earnings    Common Stock
                          ---------------------- ------------------ Capital in             Employed  Held in Treasury
                          Number of  Liquidation Number of      Par  Excess of Translation   in the  ------------------
                             Shares        Value    Shares    Value  Par Value  Adjustment Business    Shares      Cost
-----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1994            --        $ --    129,521      $130    $1,309       $(89)    $1,534    22,584    $1,021
Net income                      --          --         --        --        --         --        140        --        --
Cash dividend payments          --          --         --        --        --         --       (156)       --        --
Exchange of preference
 stock for common stock
 (Note 14)                  12,500         750         --        --        --         --         --    25,000       750
Purchases for treasury          --          --         --        --        --         --         --     8,125       238
Issued under management
 incentive plans                --          --         56        --         2         --         --        --        --
Issued under employee
 option plan                    --          --        132        --         4         --         --        (4)       --
Foreign currency
 translation adjustment         --          --         --        --        --         89         --        --        --
Other                           --          --         --        --        (5)        --         --        (6)       --
-----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1995        12,500        $750    129,709      $130    $1,310       $ --     $1,518    55,699    $2,009
Net loss                        --          --         --        --        --         --       (115)       --        --
Cash dividend payments          --          --         --        --        --         --       (119)       --        --
Purchases for retirement       (39)         (2)        --        --        --         --         --        --        --
Purchases for treasury          --          --         --        --        --         --         --     1,185        31
Issued under management
 incentive plans                --          --         74        --         2         --         --        --        --
Issued under employee
 option plan                    --          --         88        --         2         --         --        --        --
Other                           --          --          1        --         2         --         --        (4)       --
-----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1996        12,461        $748    129,872      $130    $1,316       $ --     $1,284    56,880    $2,040
Net income                      --          --         --        --        --         --        263        --        --
Cash dividend payments          --          --         --        --        --         --       (117)       --        --
Purchases for retirement      (404)        (25)        --        --        (2)        --         --        --        --
Purchases for treasury          --          --         --        --        --         --         --     3,864       144
Issued under management
 incentive plans                --          --      1,051         1        29         --         --        --        --
Issued under employee
 option plan                    --          --        647         1        17         --         --        --        --
Other                           --          --          3        --         1         --         --        --        --
-----------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1997        12,057        $723    131,573      $132    $1,361       $ --     $1,430    60,744    $2,184
-----------------------------------------------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

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

CASH EQUIVALENTS
Sun considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and certificates of deposit.

INVENTORIES
Inventories are valued at the lower of cost or market. The cost of crude oil and refined product inventories is determined using the last-in, first-out method ("LIFO"). The cost of materials, supplies and other inventories is de-termined using principally the average cost method.

DEPRECIATION AND RETIREMENTS
Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Coal property acquisition costs and capitalized development costs are depleted by the unit of production method based on proved reserves. Gains and losses on the disposals of fixed assets are generally re-flected in income.

ENVIRONMENTAL REMEDIATION
Sun accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably es-timable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assump-tions, existing technology and presently enacted laws and regulations.

REFINERY MAINTENANCE SHUTDOWNS
Maintenance and repair costs in excess of $500 thousand incurred in connection with major refinery maintenance shutdowns are capitalized when incurred and then amortized over the period benefitted by the maintenance activities.

FOREIGN CURRENCY TRANSLATION
Prior to the divestment of Suncor Inc., the functional currency for Canadian operations was the Canadian dollar. Foreign exchange gains and losses that re-sulted from translating Suncor's balance sheet from Canadian dollars into U.S. dollars were included as a separate component of shareholders' equity. The functional currency for International Production operations was the U.S. dol-lar.

DERIVATIVE INSTRUMENTS
Sun uses swaps, options, futures, forwards and other off-balance sheet commodi-ty-based financial and nonfinancial derivative instruments to hedge its expo-sure to crude oil, natural gas, refined product and electricity price volatili-ty. Such contracts, which effectively meet the Company's risk reduction and correlation criteria, are recorded using hedge accounting. Effectiveness is measured based upon the high correlation between the gains and losses on the derivative contracts and the corresponding offsetting changes in the market value of the underlying items being hedged. Under hedge accounting, gains or losses on derivative contracts (whether or not held until the underlying items being hedged are recognized in income) are deferred and recognized in cost of products sold and operating expenses in the same periods as the underlying items being hedged. In the event a derivative contract were to become ineffec-tive as a hedge or if an anticipated transaction being hedged were no longer likely to occur, any related unrealized derivative gain or loss would be recog-nized in income at such time. The cash flows from hedge contracts are included in operating activities in the consolidated statements of cash flows. Sun does not hold or issue derivative instruments for trading purposes.

STOCK-BASED COMPENSATION
The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") (Note 15).

2. CHANGES IN BUSINESS

The following is a summary of Sun's significant changes in business during the three-year period ended December 31, 1997:

DISCONTINUED OPERATIONS
On September 30, 1996, Sun completed the sale of its international oil and gas production business for $278 million in cash. The sale of this business repre-sents the completion of the Company's withdrawal from oil and gas exploration and production activities. The Company withdrew from international exploration activities in 1992 and divested its remaining 55-percent interest in Suncor Inc., a Canadian integrated oil company, on June 8, 1995. Sun received $770 million from the sale of Suncor, after commissions and discounts, of which $635 million was received in June 1995 and $135 million was received in June 1996.

As a result of the sale of the international oil and gas production business, it and the previously divested Canadian synthetic oil production and conven-tional oil and gas exploration and production operations (collectively, "Cana-dian Upstream Petroleum Operations") have been classified as discontinued oper-ations in 1996 and 1995 up to their respective dates of divestment. The follow-ing is a summary of income from discontinued operations:

                                       Canadian
                       International   Upstream
                          Production  Petroleum
(Millions of Dollars)     Operations Operations    Total
--------------------------------------------------------
1996
Income before
 income tax
 benefit                        $152        $--     $152
Income tax
 benefit                          14         --       14
--------------------------------------------------------
Income from
 discontinued
 operations                     $166        $--     $166
--------------------------------------------------------
1995
Income before
 income tax
 expense                        $ 80       $286     $366
Income tax
 expense                          23        108      131
--------------------------------------------------------
Income from
 discontinued
 operations                     $ 57       $178     $235
--------------------------------------------------------

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

Prior to their divestment, sales and other operating revenue from discontinued International Production Operations totalled $187 and $236 million for 1996 and 1995, respectively, while sales and other operating revenue from discontinued Canadian Upstream Petroleum Operations totalled $271 million for 1995.

INVESTMENTS IN OPERATIONS HELD FOR SALE

Real Estate Operations--Sun has been disposing of the assets of Radnor Corpora-tion ("Radnor"), its wholly owned real estate development subsidiary, since Oc-tober 1991 and subsequent to that date has divested approximately 95 percent of Radnor's real estate portfolio. Radnor is accounted for as an investment held for sale. Accordingly, pretax results from real estate operations have been in-cluded as a single amount in other income in the accompanying consolidated statements of operations (Note 4).

Radnor's assets and liabilities have been segregated in the consolidated bal-ance sheets and separately reflected as an investment in operations held for sale. Such amounts are detailed as follows:

                                 December 31
                                --------------
(Millions of Dollars)           1997      1996
-----------------------------------------------
Inventories                     $ 49     $  78
Properties, plants and
 equipment                         9       119
Other assets                      15        18
Debt                              --      (109)
Other liabilities                (30)      (27)
-----------------------------------------------
Investment in real estate
 operations
 held for sale                  $ 43     $  79
-----------------------------------------------

Coal and Cokemaking Operations--In January 1993, Sun decided to sell its coal and cokemaking operations. In connection with this decision, Sun sold its west-ern U.S. coal operations during 1993 and certain of its eastern U.S. coal oper-ations during 1994. Prior to June 30, 1995, Sun's coal and cokemaking opera-tions had been accounted for as an investment held for sale. However, effective June 30, 1995, the remaining coal and cokemaking business became one of the Company's ongoing business units and is no longer held for sale. Accordingly, the consolidated balance sheets as of December 31, 1997 and 1996 contain the accounts of Sun's coal and cokemaking operations on a fully consolidated basis. The accompanying consolidated statements of operations and cash flows reflect coal and cokemaking operations on a fully consolidated basis after June 30, 1995 and as an operation held for sale prior to that date.

WRITE-DOWNS OF ASSETS AND OTHER MATTERS
The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                            Pretax  After-Tax
(Millions of Dollars)   Provisions Provisions
---------------------------------------------
1997
Employee terminations
 and related costs            $ 32       $ 21
---------------------------------------------
1996
Reconfiguration
 projects:
 Philadelphia refinery        $ 85       $ 53
 Puerto Rico refinery           85         80
MTBE purchase
 commitment                    130         85
Other                           56         36
---------------------------------------------
                              $356       $254
---------------------------------------------
1995
Refining and marketing
 assets                       $ 43       $ 28
Employee terminations
 and related costs              50         33
---------------------------------------------
                              $ 93       $ 61
---------------------------------------------

During the first quarter of 1997, Sun established an accrual for approximately 320 involuntary employee terminations and related costs. The employee reduc-tions are throughout the organization and include senior management, support staff and operations personnel. As of December 31, 1997, the amount of actual termination benefits paid and charged against the accrual totalled $22 million.

During the fourth quarter of 1996, Sun reconfigured the Philadelphia refinery to process only sweet crude oil and to cease asphalt production. This reconfiguration continues the integration of the Point Breeze and Girard Point facilities at the Philadelphia, PA, refinery. In 1996, Sun also announced that it would reconfigure the Puerto Rico refinery commencing in the first quarter of 1997 to significantly reduce fuels production while fully maintaining the volume and quality of lubricants production. In connection with these reconfigurations, Sun recorded provisions to write off redundant and/or unprof-itable processing units and established accruals for environmental remediation activities, employee terminations and related costs. In addition, at December 31, 1996, Sun established accruals for estimated losses expected to be realized with respect to an off-take agreement to purchase MTBE (Note 13) and for other environmental remediation activities and recorded a provision to write down to fair value certain assets in its refining and marketing business.

During 1995, Sun recorded a provision to write down to fair value certain as-sets in the refining and marketing business and to establish accruals for em-ployee terminations and related costs. The $50 million accrual for employee terminations and related costs consisted of $38 million attributable to termi-nation benefits and $12 million related to future rental payments for vacated office space.

ACQUISITION OF KENDALL LUBRICANTS BUSINESS
On November 1, 1996, Sun acquired the Kendall lubricants blending, packaging and marketing business for $74 million. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of this business have been included in the consolidated statements of operations since the date of acquisition. The purchase price has been allocated to the assets acquired based on their relative fair market values (Note 17). The results of operations of the Kendall lubricants business in 1996 and 1995 were not material in relation to Sun's consolidated results of operations.

3. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 1995, Sun adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived As-sets and for Long-Lived Assets to be Disposed Of." This statement requires com-panies to write down to estimated fair value long-lived assets that are im-paired. Certain of the write-downs recognized in 1995 are reflected as a cumu-lative effect of a change in accounting principle in the consolidated statement of operations and related to properties to be disposed of in the Company's coal, real estate and refining and marketing operations. The following table sets forth summary information concerning these write-downs:

                           Pretax  After-tax
(Millions of Dollars)  Provisions Provisions
--------------------------------------------
Coal                         $ 45        $29
Real estate                    33         15
Refining and
 marketing*                    67         43
--------------------------------------------
                             $145        $87
============================================

*Primarily service stations and terminals.

The impaired coal assets were sold during 1996. The disposal of the Company's remaining real estate portfolio and the refining and marketing assets held for sale is expected to be substantially completed by the end of 1999. Other than the cumulative effect, the results of operations during the 1995-97 period for the properties to be disposed of were not significant.

4. OTHER INCOME

(Millions of Dollars)     1997     1996     1995
------------------------------------------------
Equity in earnings
 of affiliated
 companies                 $25      $24      $17
Gain on
 divestments                12       14        1
Pretax income from
 investments in
 operations held
 for sale (Note 2)          --       --        5
Other                       23       14        7
------------------------------------------------
                           $60      $52      $30
================================================

5. INCOME TAXES

The components of the income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of the change in accounting princi-ple are as follows:

(Millions of Dollars)      1997     1996      1995
---------------------------------------------------
U.S.                       $385    $(408)     $(52)
Foreign*                     --       --         5
---------------------------------------------------
                           $385    $(408)     $(47)
---------------------------------------------------

*Attributable to Canadian refining and marketing operations.

The components of the income tax expense (benefit) from continuing operations before cumulative effect of the change in accounting principle are as follows:

(Millions of Dollars)      1997      1996      1995
---------------------------------------------------
Income taxes
 currently
 payable:
 U.S. federal              $ (9)      $--      $(59)
 Foreign                     --        --         4
 State and other             --         2         5
---------------------------------------------------
                             (9)        2       (50)
---------------------------------------------------
Deferred taxes:
 U.S. federal               130      (118)       22
 Foreign                     --        --        (1)
 State and other              1       (11)      (10)
---------------------------------------------------
                            131      (129)       11
---------------------------------------------------
                           $122     $(127)     $(39)
===================================================

The reconciliation of the income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) from continuing operations before cu-mulative effect of the change in accounting principle is as follows:


(Millions of Dollars)      1997      1996      1995
---------------------------------------------------
Income tax expense
 (benefit) at U.S.
 statutory rate of
 35 percent                $135     $(143)     $(16)
Increase
(reduction) in
income taxes
resulting from:
 Nonconventional
  fuel credit                --        --        (8)
 Puerto Rico tax
  exemption
  (expires in
  2007)                      --        25        (5)
 State income
  taxes after
  Federal income
  tax effects                --        (2)       (4)
 Dividend
  exclusion for
  affiliated
  companies                  (4)       (4)       (3)
 Other                       (9)       (3)       (3)
---------------------------------------------------
                           $122     $(127)     $(39)
---------------------------------------------------

The tax effects of temporary differences which comprise the net deferred income tax asset are as follows:

                                  December 31
                                 --------------
(Millions of Dollars)            1997      1996
------------------------------------------------
Deferred tax assets:
 Retirement benefit
  liabilities                   $ 152     $ 157
 Environmental remediation
  liabilities                      70        78
 Other liabilities not yet
  deductible                      203       211
 Federal net operating loss
  carryforward*                    50        74
 Alternative minimum tax
  credit carryforward**            60        68
 Other                             66        82
 Valuation allowance***           (32)      (32)
------------------------------------------------
                                  569       638
------------------------------------------------
Deferred tax liabilities:
 Properties, plants and
  equipment                      (469)     (438)
 Other                            (60)      (48)
------------------------------------------------
                                 (529)     (486)
------------------------------------------------
Net deferred income tax
 asset                          $  40     $ 152
================================================

  *The Federal net operating loss carryforward of $142 million at December 31,
   1997 expires in 2011.
 **Alternative minimum tax credit carryforwards may be carried forward indefinitely.
***The valuation allowance reduces certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax asset is classified in the consolidated balance sheets as follows:

                                 December 31
                                --------------
(Millions of Dollars)           1997      1996
-----------------------------------------------
Current asset                   $113      $128
Noncurrent asset
 (liability)                     (73)       24*
-----------------------------------------------
                                $ 40      $152
===============================================

*Included in deferred charges and other assets in the consolidated balance sheet.

Management expects that Sun will generate sufficient future taxable income to realize the benefit of its net deferred income tax asset.

6. EARNINGS PER SHARE

In 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") was issued which replaced the disclosure of earnings per share ("EPS") on a primary and fully diluted basis with basic and diluted EPS. Unlike primary EPS, basic EPS excludes any dilutive effect of stock incen-tive awards. Diluted EPS is very similar to fully diluted EPS. All EPS amounts in the accompanying consolidated statements of operations have been presented in accordance with SFAS No. 128. The new standard had no impact on previously reported full year 1996 and 1995 EPS amounts.

Basic EPS is computed by dividing earnings (losses) after deducting dividends on preference stock (Note 14) by the weighted average number of common shares outstanding. Diluted EPS generally is determined by dividing earnings (losses) by the weighted average number of shares outstanding after giving effect to the assumed issuance of common stock under stock incentive awards and the assumed redemption of preference shares for common stock utiliz-ing a ratio of two shares of common stock for each outstanding preference share. However, in 1996 and 1995, since both the assumed issuance of common stock under stock incentive awards and the assumed redemption of preference shares would not have been dilutive, diluted per share amounts are equal to ba-sic per share amounts.

The following table sets forth the computation of basic and diluted EPS from continuing operations for 1997:

(In Millions, Except Per Share Amounts)
-------------------------------------------------
Income from continuing operations
 after dividends on preference stock
 (basic EPS numerator)                       $219
Add: Dividends on preference stock             44
-------------------------------------------------
Income from continuing operations
 (diluted EPS numerator)                     $263
-------------------------------------------------
Weighted average number of common
 shares outstanding (basic EPS
 denominator)                                72.3
Add effect of dilutive securities:
 Redeemable preference shares                24.6
 Stock incentive awards                        .5
-------------------------------------------------
Weighted average number of shares
 (diluted EPS denominator)                   97.4
-------------------------------------------------
Basic EPS from continuing operations        $3.03
Diluted EPS from continuing
 operations                                 $2.70
-------------------------------------------------

7. INVENTORIES

                                 December 31
                                 ------------
(Millions of Dollars)           1997     1996
---------------------------------------------
Crude oil                       $150     $157
Refined products                 214      252
Materials, supplies and
 other                            67       67
---------------------------------------------
                                $431     $476
---------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $492 and $780 million at December 31, 1997 and 1996, respec-tively. During 1996, Sun reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduction was to decrease the 1996 net loss by $8 million.

8. INVESTMENTS AND LONG-TERM RECEIVABLES

                                  December 31
                                  ------------
(Millions of Dollars)            1997     1996
----------------------------------------------
Investments in and advances
 to affiliated companies          $77      $72
Accounts and notes
 receivable                        12       14
Other investments                   5        5
----------------------------------------------
                                  $94      $91
----------------------------------------------

Dividends received from affiliated companies amounted to $13, $15 and $11 mil-lion in 1997, 1996 and 1995, respectively. Earnings employed in the business at December 31, 1997 include $42 million of undistributed earnings of affiliated companies.

9. PROPERTIES, PLANTS AND EQUIPMENT

                                    Accumulated
                            Gross Depreciation,
(Millions of Dollars)  Investment Depletion and        Net
December 31               at Cost  Amortization Investment
----------------------------------------------------------
1997
Refining and
 marketing*                $5,424        $2,586     $2,838
Coal mining and
 cokemaking                   413           188        225
Corporate                       1            --          1
----------------------------------------------------------
                           $5,838        $2,774     $3,064
----------------------------------------------------------
1996
Refining and
 marketing*                $5,537        $2,599     $2,938
Coal mining and
 cokemaking                   291           186        105
Corporate                       1            --          1
----------------------------------------------------------
                           $5,829        $2,785     $3,044
----------------------------------------------------------

*Includes gross amounts leased to third parties totalling $569 and $588 million at December 31, 1997 and 1996, respectively. Related accumulated depreciation totalled $224 and $206 million at December 31, 1997 and 1996, respectively.

Annual future minimum rentals due Sun, as lessor, on noncancelable operating leases at December 31, 1997 are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 1998                          $44
 1999                           27
 2000                           12
 2001                            1
 2002                            1
 Thereafter                     --
----------------------------------
                               $85
----------------------------------

10. CREDIT FACILITIES

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002. The Company can borrow directly from the participating banks under this Agreement or use it to support commercial paper issued by Sun. The Agreement is subject to commitment fees, the amounts of which are not material. Under the terms of the Agreement, Sun is required, among other things, to maintain con-solidated net worth of at least $1.0 billion. At December 31, 1997, the Company's consolidated net worth was $1.5 billion. Sun also has access to short-term financing under non-committed money market facilities. At December 31, 1997 and 1996, there were no amounts outstanding related to the above short-term borrowing arrangements.

11. LONG-TERM DEBT

                                 December 31
                                -------------
(Millions of Dollars)           1997     1996
---------------------------------------------
SUN COMPANY, INC.
9 3/8% debentures due 2016      $200     $200
9% debentures due 2024           100      100
8 1/8% notes due 1999            150      150
7.95% notes due 2001             150      150
7 1/8% notes due 2004            100      100
7.03%-7.10% notes, paid in
  1997                            --       50
6 3/4% convertible
  debentures due 2012
  (Note 14)                       10       10
---------------------------------------------
                                 710      760
---------------------------------------------
SUBSIDIARIES OF SUN
 COMPANY, INC.
7.60% environmental
  industrial revenue bonds
  due 2024                       100      100
Other                             30       33
---------------------------------------------
                                 130      133
---------------------------------------------
                                 840      893
Less:unamortized discount          4        4
     current portion              12       54
---------------------------------------------
                                $824     $835
=============================================

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 1998 through 2002 is as follows (in millions of dollars):

-------------------------------------------
1998     $ 12      2001     $151
1999     $152      2002     $  1
2000     $  2
===========================================

12. RETIREMENT BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS
Sun has noncontributory defined benefit pension plans which provide retirement benefits for the majority of its employees. Plan benefits are generally based on years of service, age at retirement and employees' compensation. For Sun's principal defined benefit pension plan, the benefit for employees hired prior to January 1, 1987 is determined based on either final or total career average compensation, whichever produces the greater benefit. For employees hired on or after January 1, 1987, the benefit is generally determined based on total ca-reer average compensation. It is Sun's policy to fund defined benefit pension contributions in accordance with the requirements of the Internal Revenue Code. Pension expense consisted of the following components:

(Millions of Dollars)      1997       1996      1995
------------------------------------------------------
Service cost
 (cost of
 benefits earned
 during the year)         $  26      $  29     $  26
Interest cost on
 projected
 benefit
 obligation                  92         91        97
Actual return on
 plan assets*              (197)      (132)     (241)
Net amortization
 and deferral*               86         26       134
------------------------------------------------------
                          $   7**    $  14     $  16**
======================================================

 *Estimated returns on assets are used in determining net periodic pension cost.
  Differences between estimated and actual returns are included in net amortization and deferral. Net amortization and deferral also includes amortization of the unrecognized net asset or obligation at January 1, 1986 and amortization of the unrecognized prior service cost and unrecognized net gain or loss as of the beginning of each year.
**Excludes $(2) and $1 million curtailment gains (losses) recognized in connection with the employee termination programs implemented during 1997 and 1995, respectively (Note 2).

The following table sets forth the funded status of the plans and amounts rec-ognized in the balance sheets at:

                                DECEMBER 31, 1997               December 31, 1996
                          ------------------------------  ------------------------------
                          Plans in Which  Plans in Which  Plans in Which  Plans in Which
                           Assets Exceed     Accumulated   Assets Exceed     Accumulated
                             Accumulated        Benefits     Accumulated        Benefits
(Millions of Dollars)           Benefits   Exceed Assets        Benefits   Exceed Assets
-----------------------------------------------------------------------------------------
Actuarial present value
 of benefit obligation:
 Vested                           $  872            $213          $  861            $212
 Nonvested                            41              19              40              18
-----------------------------------------------------------------------------------------
Accumulated benefit
 obligation                          913             232             901             230
Effect of projected
 future salary increases             101              22              89              22
-----------------------------------------------------------------------------------------
Projected benefit
 obligation                        1,014             254             990             252
Less plan assets at fair
 value*                            1,183              94           1,137             105
-----------------------------------------------------------------------------------------
Projected benefit
 obligation in excess of
 (less than) plan assets            (169)            160            (147)            147
Unrecognized net asset
 (obligation) at January
 1, 1986                              30             (11)             43             (14)
Unrecognized prior
 service cost                        (13)             --             (15)             --
Unrecognized net gain
 (loss)                               97             (37)             76             (27)
Additional minimum
 liability**                          --              43              --              40
-----------------------------------------------------------------------------------------
Pension liability
 (asset)                         $   (55)           $155          $  (43)           $146
-----------------------------------------------------------------------------------------

 *Plan assets consist principally of commingled trust funds, marketable equity securities, corporate and government debt securities and real estate. Less than 1 percent of plan assets was invested in Company common and preference stock at both December 31, 1997 and 1996.
**An equivalent intangible asset is included in deferred charges and other as-sets in the consolidated balance sheets.

As of December 31, 1997 and 1996, the projected benefit obligations were deter-mined using weighted average assumed discount rates of 7.0 and 7.5 percent, re-spectively, and a rate of compensation increase of 4.0 percent. The weighted average expected long-term rate of return on plan assets was 9.0 percent in both 1997 and 1996. All of these rates are subject to change in the future as economic conditions change.

DEFINED CONTRIBUTION PENSION PLANS
Sun has defined contribution pension plans which provide retirement benefits for most of its employees. Sun's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against in-come as incurred, amounted to $17, $18 and $18 million in 1997, 1996 and 1995, respectively.

Sun's principal defined contribution plan is the Sun Company, Inc. Capital Ac-cumulation Plan ("SunCAP"). Sun matches 100 percent of employee contributions to the plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a pro-vision designed to permit SunCAP, only upon approval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 1997, no such borrowings had been approved.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
Sun has plans which provide health care and life insurance benefits for sub-stantially all retirees. The plans are unfunded and the costs are shared by Sun and its retirees. Postretirement benefits expense consisted of the following components:


(Millions of Dollars)      1997       1996      1995
------------------------------------------------------
Service cost
 (cost of
 benefits earned
 during the year)           $ 4        $ 5       $ 5
Interest cost on
 accumulated
 post-retirement
 benefit
 obligation                  23         23        23
Net amortization*            (8)        (9)      (10)
------------------------------------------------------
                            $19**      $19       $18**
------------------------------------------------------

 *Consists of amortization of the unrecognized prior service benefit and the unrecognized net loss.
**Excludes $5 and $4 million curtailment gains recognized in connection with the employee termination programs implemented during 1997 and 1995, respectively (Note 2).

The following table sets forth the funded status of the plans and amounts rec-ognized in the balance sheets at:

                                  December 31
                                ---------------
(Millions of Dollars)           1997      1996
-----------------------------------------------
Accumulated postretirement
 benefit obligation
 ("apbo"):
 Retirees                       $231      $223
 Fully eligible active
  participants                    25        27
 Other active participants        80        82
-----------------------------------------------
                                 336       332
Unrecognized prior service
 benefit                          51        63
Unrecognized net loss            (10)       (9)
-----------------------------------------------
Accrued postretirement
 benefit obligation             $377      $386
-----------------------------------------------

As of December 31, 1997 and 1996, the APBO was determined using weighted aver-age assumed discount rates of 7.0 and 7.5 percent, respectively. The health care cost trend assumptions used at December 31, 1997 and 1996 were 7.0 and 7.3 percent, respectively, which are assumed to decline gradually to 5.5 percent in 2001 and to remain at that level thereafter. All of these rates are subject to change in the future as economic conditions change. An increase in the assumed health care cost trend rate by one percentage point in each year would have in-creased the APBO by $8 million at December 31, 1997 and would have increased the service and interest components of postretirement benefits expense in the aggregate by $1 million for each of the three years in the period ended Decem-ber 31, 1997.

13. COMMITMENTS AND CONTINGENT LIABILITIES

Sun, as lessee, has noncancelable operating leases for marine transportation time charters and for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1997, 1996 and 1995 amounted to $107, $97 and $102 million, respectively. Approximately 8 per-cent of total rental expense was recovered through related sublease rental in-come during 1997. Under contracts existing as of December 31, 1997, future min-imum annual rentals applicable to noncancelable operating leases are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 1998                         $ 76
 1999                           62
 2000                           47
 2001                           43
 2002                           40
 Thereafter                    234
----------------------------------
                              $502
----------------------------------

A wholly owned subsidiary of the Company is a one-third partner in Belvieu En-vironmental Fuels ("BEF"), a joint venture formed for the purpose of construct-ing, owning and operating a $225 million methyl tertiary butyl ether ("MTBE") pro-duction facility in Mont Belvieu, Texas. The facility was completed in 1995.

In order to obtain a secure supply of oxygenates for the manufacture of refor-mulated gasoline, Sun entered into an off-take agreement with BEF whereby Sun agreed to purchase all of the MTBE production from the plant. For the first 14,000 barrels daily of production, Sun agreed to pay BEF prices through May 1997 based on the market value of MTBE feedstocks (methanol and butane) plus a fixed amount per gallon (the "formula price"), and thereafter through May 2000 based on the then-existing MTBE prices per gallon in the contract market (the "contract market price"). However, the price to be paid by Sun for the first 12,600 barrels daily of MTBE production through May 2000, at a minimum, will equal the sum of BEF's annual raw material and operating costs associated with this production plus BEF's debt service payments (collectively, the "minimum price") if the minimum price per gallon exceeds the applicable formula or con-tract market price. After May 2000, Sun and BEF will negotiate a new price for the last four years of the agreement based upon the market conditions existing at that time.

Sun's total MTBE purchases under this agreement were $235, $214 and $150 mil-lion during 1997, 1996 and 1995, respectively. Such amounts were based upon the formula price through May 1997 and the minimum price for the remainder of 1997. The formula prices paid by Sun during most of 1996 were believed to have ap-proximated prices of other MTBE long-term sales agreements in the marketplace. However, management believes that the contract market changed in the latter part of 1996 as feedstock-plus-fixed-priced contracts expired and were replaced by spot-market-price-based contracts, which have been more favorable to the purchaser. Management also believes that the spot market for MTBE had developed by the latter part of 1996. During the fourth quarter of 1996, spot market prices for MTBE were less than the prices paid by Sun under the off-take agree-ment with BEF. At that time, the Company expected this adverse relationship to continue into the future. Accordingly, a $130 million accrual ($85 million af-ter tax) was established at December 31, 1996 for the estimated losses expected to be realized with respect to this agreement. During 1997, actual MTBE pur-chase costs in excess of market prices totalling $65 million were charged against the accrual.

Sun is contingently liable under various arrangements which guarantee debt of affiliated companies and others aggregating approximately $27 million at December 31, 1997 and maturing at various dates through 2014.

Sun is subject to numerous federal, state and local laws regulating the dis-charge of materials into, or otherwise relating to the protection of, the envi-ronment. These laws result in liabilities and loss contingencies for remediation at Sun's facilities and at third-party or formerly-owned sites. The accrued liability for environmental remediation is classified in the consoli-dated balance sheets as follows:

                                 December 31
                                -------------
(Millions of Dollars)           1997     1996
---------------------------------------------
Accrued liabilities             $ 59     $ 77
Other deferred credits and
 liabilities                     145      150
---------------------------------------------
                                $204     $227
---------------------------------------------

Pretax charges against income for environmental remediation totalled $6, $56 and $12 million in 1997, 1996 and 1995, respectively. The high level of expense in 1996 was largely attributable to accruals for remediation activities associ-ated with the reconfigurations of the Philadelphia and Puerto Rico refineries and to increased accruals at service station sites (Note 2). The 1996 service station accruals were determined utilizing recent regulatory changes which in-corporate a risk-based methodology and clarify previously uncertain remediation requirements. Claims for recovery of environmental liabilities that are proba-ble of realization totalled $3 million at December 31, 1997 and are included in deferred charges and other assets in the consolidated balance sheets.

On October 4, 1996, Sun filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seek-ing recovery under numerous insurance policies for certain environmental expen-ditures of Sun, including its predecessor companies and subsidiaries, arising from the ownership and operation of its business and properties. The Company cannot quantify the ultimate outcome of this litigation, which may be protract-ed.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determina-tion of the extent of contamination at each site, the timing and nature of re-quired remedial actions, the technology available and needed to meet the vari-ous existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation levels and financial via-bility of other parties.

Many other legal and administrative proceedings are pending against Sun. The ultimate outcome of these proceedings and the matters discussed above cannot be as-certained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sun. Management believes that any expenditures attributable to these matters will be incurred over an extended period of time and will be funded from Sun's net cash flows from operating activities. Al-though the ultimate impact of these matters could have a significant impact on results of operations for any one year, management of Sun believes that any ad-ditional liabilities which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sun at December 31, 1997.

14. SHAREHOLDERS' EQUITY

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of common stock of the Company at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At Decem-ber 31, 1997, there were 242,981 shares of common stock reserved for this po-tential conversion (Note 11).

On August 3, 1995, the Company issued 25,000,000 "depositary shares" in ex-change for an equal number of shares of Company common stock in a tax-free transaction. Each depositary share represents ownership of one-half share of the Company's Series A cumulative preference stock. The Company also reduced the quarterly dividend paid on common stock from $.45 per share ($1.80 per year) to $.25 per share ($1.00 per year). In addition, the Company repurchased 6,400,000 shares of its common stock on August 9, 1995 through a tender offer for $192 million and an additional 6,774,500 shares of common stock and 885,700 depositary shares during the 1995-97 period on the open market for $250 mil-lion. At December 31, 1997, the Company had a remaining authorization from its Board of Directors ("Board") to purchase up to $150 million of stock in the open market or through privately negotiated transactions from time to time de-pending on prevailing market conditions.

Each owner of a depositary share is entitled, proportionately, to all the rights, preferences and privileges of the preference stock represented thereby. Dividends on the preference stock are cumulative and accrue at a rate of $3.60 per year. The preference stock ranks prior to common stock with respect to div-idend rights and rights upon liquidation, dissolution and winding up of the Company. Each share of preference stock has a liquidation preference equal to $60.00, which is twice the fair market value of a depositary share at its date of issuance, plus accrued and unpaid dividends. The holders of preference stock vote together with the holders of common stock as a single class, and are enti-tled to one full vote for each share of preference stock owned.

The outstanding shares of preference stock are redeemable at any time by the Company, in whole or in part, for common stock at a value which initially equaled $84.80 per share of preference stock at June 12, 1995 and is declining ratably to $80.00 per share of preference stock at June 11, 1998. As of Febru-ary 12, 1998, this call price was $80.53 per share of preference stock. After June 11, 1998, the Company can redeem each outstanding share of preference stock for two shares of common stock, subject to adjustment in certain events. The redemption value also includes a cash amount equal to all proportionate ac-crued but unpaid dividends. If Sun were to do a partial redemption of prefer-ence stock, it would be done on a pro rata basis. The Company currently intends to redeem all of the outstanding preference stock (and thereby the depositary shares) no later than June 12, 1998.

The Company's Articles of Incorporation authorize the issuance of up to 2,500,000 shares of additional classes of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the num-ber, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation.

On February 1, 1996, the Company adopted a shareholder rights plan and desig-nated 1,743,019 shares of the remaining 2,500,000 authorized cumulative prefer-ence stock as Series B participating cumulative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock and two Rights for each share of Series A cumu-lative preference stock outstanding on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock and Series A cumulative preference stock (collective-ly, "Voting Stock") or announces a tender offer for 15 percent or more of the Voting Stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the Voting Stock, each Right will entitle a holder to pay $100 for the number of shares of Com-pany common stock (or in certain situations, common stock of the acquiring par-ty) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the Voting Stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the Voting Stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the Voting Stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

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

15. MANAGEMENT INCENTIVE PLANS

Sun's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan ("LTPEP"). The EIP pro-vides for the payment of annual cash incentive awards while the LTPEP, which succeeded the Executive Long-Term Stock Investment Plan in May 1997, provides for the award of stock options, common stock units and related rights to offi-cers and other key employees of Sun. The option awards under LTPEP have a ten-year term, are not exercisable until two years after the date of grant and per-mit optionees to purchase Company common stock at the fair market value on the date of grant. No awards may be granted under LTPEP after December 31, 2001, unless the Board extends this date to a date no later than December 31, 2006. Aggregate charges against income for Sun's principal management incentive plans for 1997 and 1995 were $17 and $4 million, respectively. There were no charges against income for Sun's principal management incentive plans in 1996.

The following table summarizes information with respect to common stock option awards under the EOP (Note 14) and Sun's management incentive plans:

                           Employee Option Plan     Management Incentive Plans
                          -----------------------  --------------------------------
                                                                         Weighted
                               Shares       Option        Shares          Average
                                Under        Price         Under     Option Price
                               Option    Per Share        Option        Per Share
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1994                   1,874,980       $28.00     3,384,887           $30.52
Granted                            --                    687,990           $27.25
Exercised                    (135,920)      $28.00       (53,770)*         $28.43
Canceled                      (88,230)      $28.00      (394,740)          $31.31
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1995                   1,650,830       $28.00     3,624,367           $29.84
Granted                            --                    646,140           $24.48
Exercised                     (88,485)      $28.00       (72,435)*         $28.15
Canceled                      (74,870)      $28.00      (208,272)          $30.59
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1996                   1,487,475       $28.00     3,989,800           $28.96
Granted                            --                    557,840           $39.88
Exercised                    (647,127)      $28.00    (1,109,732)*         $28.64
Canceled                     (128,910)      $28.00       (56,130)          $28.99
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1997                     711,438       $28.00     3,381,778           $30.87
-----------------------------------------------------------------------------------
EXERCISABLE, DECEMBER 31
-----------------------------------------------------------------------------------
1995                        1,408,935       $28.00     2,941,577           $30.44
1996                        1,487,475       $28.00     3,354,340           $29.83
1997                          711,438       $28.00     2,723,938           $29.31
-----------------------------------------------------------------------------------
AVAILABLE FOR GRANT,
 DECEMBER 31
-----------------------------------------------------------------------------------
1995                          213,250                  2,891,220
1996                          288,120                         --
1997                          417,030                  3,334,250
-----------------------------------------------------------------------------------

*Excludes 3,600, 1,600 and 1,970 shares which were issued for matured common stock units during 1997, 1996 and 1995, respectively. Common stock units are awards which entitle the holder to receive Company common stock upon completion of a restriction period or upon attainment of predetermined performance tar-gets. In addition, 1997 includes 144,116 options cancelled due to the exercise of related alternate appreciation rights which resulted in the issuance of 81,735 shares. Alternate appreciation rights permit the optionee to receive in cash or common stock an amount equal to the appreciation in value of Company common stock from the date of grant.

The following table provides additional information concerning the options out-standing at December 31, 1997 under Sun's management incentive plans:

                                  Options Outstanding            Options Exercisable
                          ------------------------------------ -----------------------
                                          Weighted
                                           Average    Weighted                Weighted
                               Shares    Remaining     Average      Shares     Average
                                Under  Contractual    Exercise       Under    Exercise
Range of Exercise Prices       Option Life (Years)       Price      Option       Price
--------------------------------------------------------------------------------------
$23.25 - $27.25               964,549            8      $25.83     864,549      $26.13
$27.38 - $30.19               894,171            6      $29.17     894,171      $29.17
$30.50 - $31.50               851,128            4      $31.09     851,128      $31.09
$39.88 - $41.13               671,930            9      $40.09     114,090      $41.13
--------------------------------------------------------------------------------------
$23.25 - $41.13             3,381,778            7      $30.87   2,723,938      $29.31
--------------------------------------------------------------------------------------

The Company follows the method of accounting for employee stock compensation plans prescribed by APB No. 25. In accordance with APB No. 25, the Company has not recognized compensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. Had the alternative method of ac-counting for employee stock compensation plans prescribed by Statement of Fi-nancial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" been followed, the pro forma impact on Sun's net income (loss) and net income
(loss) per share of common stock on a diluted basis would have been as follows:

(Millions of Dollars, Except Per Share Amounts)      1997     1996      1995
----------------------------------------------------------------------------
Net income (loss):
 As reported                                         $263    $(115)     $140
 Pro forma                                           $262    $(118)     $140
Net income (loss) per share:
 As reported                                        $2.70   $(2.17)    $1.29
 Pro forma                                          $2.69   $(2.21)    $1.29
----------------------------------------------------------------------------

The fair values per options granted during 1997, 1996 and 1995 were estimated to be $10.59, $5.41 and $6.74, respectively, using the Black-Scholes option pricing model based on the following weighted-average assumptions:

                      1997     1996     1995
--------------------------------------------
Expected life
 (years)                 6        7        7
Risk-free
 interest rate        5.8%     6.0%     6.5%
Dividend yield        2.5%     4.1%     3.7%
Expected
 volatility          24.3%    24.4%    24.4%
--------------------------------------------

16. FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valua-tion methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sun's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 1997 and 1996, the estimated fair value of Sun's long-term debt amounted to $918 and $903 million, respectively, compared to carrying amounts of $824 and $835 million, respectively. Long-term debt which is publicly traded was valued based on quoted market prices while the fair value of other debt issues was es-timated by management based upon current interest rates available to Sun at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others (Note 13). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sun uses a variety of off-balance sheet commodity-based financial and nonfinan-cial derivative instruments for hedging purposes. Sun is at risk for possible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the under-lying hedged transactions. In addition, Sun is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions with high credit ratings. Market and credit risks associated with all of Sun's derivative contracts are reviewed regularly by management.

The significant derivative instruments outstanding are swaps, price collars and other option contracts which are used to hedge the unfavorable impact of sig-nificant increases in crude oil prices and to lock in what Sun considers to be acceptable wholesale margins for various refined products. At December 31, 1997, these financial instruments were used to hedge approximately 4 million barrels (2 percent) of Sun's expected 1998 crude oil purchases and to lock in margins for approximately

6 million barrels (2 percent) of its expected 1998 wholesale fuel sales. These swap and option contracts vary in duration but do not extend beyond 1998. Al-though these contracts are intended to limit the Company's exposure to rising crude oil prices and/or declining margins, they could limit the Company's par-ticipation in falling crude oil prices and/or rising margins. In addition, among other derivative uses, Sun uses futures and forward contracts to achieve ratable pricing of its crude oil purchases and refined product sales and swap and option contracts to lock in a portion of its electricity and natural gas refinery fuel costs.

The following table sets forth summary information concerning Sun's financial and nonfinancial derivative instruments at December 31, 1997:

                          Deferred
(Millions of Dollars)  Gain (Loss)  Fair Value*
-----------------------------------------------
Swaps                          $(2)        $(2)
Options                         (2)         (2)
Futures and
 forwards                       (1)         (1)
-----------------------------------------------
                               $(5)        $(5)
-----------------------------------------------

*Based on various indices or dealer quotes.

17. SUPPLEMENTAL CASH FLOW INFORMATION

During 1996, Sun acquired the Kendall lubricants business (Note 2). The follow-ing is a summary of the effects of this transaction on Sun's consolidated fi-nancial position as of the acquisition date:

(Millions of Dollars)
------------------------------------------
Increase in:
 Accounts and notes receivable         $30
 Inventories                            16
 Properties, plants and equipment       16
 Deferred charges and other assets      12
------------------------------------------
Decrease in cash and cash equivalents  $74
------------------------------------------

In 1995, Sun transferred an interest in its cokemaking operations in exchange for $95 million in cash. The transferee is entitled to a preferential return from the cash flows of the cokemaking operation until certain cumulative return targets have been met. Sun did not recognize a gain or loss on this transac-tion. The transaction has not had a significant impact on Sun's results of operations.

Cash payments for income taxes were $26, $7 and $41 million in 1997, 1996 and 1995, respectively. Cash payments for interest, net of amounts capitalized, were $75, $74 and $95 million in 1997, 1996 and 1995, respectively.

18. BUSINESS SEGMENT INFORMATION

Sun is principally a petroleum refiner and marketer with interests in coal min-ing and cokemaking. Sun also has an investment in real estate operations held for sale.

Sun's petroleum refining and marketing operations include the refining of crude oil and its derivatives; the marketing of a full range of petroleum products, including fuels, lubricants and petrochemicals; and the transportation of crude oil and refined products. Such operations are currently conducted principally in the eastern half of the United States. Sun's coal mining and cokemaking op-erations are conducted in Virginia, Indiana and Kentucky.

Sun completed the sale of its International Production business on September 30, 1996 and divested its remaining interest in Suncor, a Canadian integrated oil company, on June 8, 1995. As a result, Sun's international oil and gas pro-duction and Canadian upstream petroleum operations are presented as discontin-ued operations in 1996 and 1995 up to their respective divestment dates.

SEGMENT INFORMATION

                            Refining  Coal Mining
                                 and          and
(Millions of Dollars)      Marketing   Cokemaking    Corporate   Consolidated
------------------------------------------------------------------------------
1997
Sales to unaffiliated
 customers and other
 operating
 revenue (including
 consumer excise taxes)      $10,313         $151         $ --        $10,464
------------------------------------------------------------------------------
Operating profit (loss)      $   431         $ 45        $  (6)       $   470
Equity income                     25           --           --             25
Related income tax
 (expense) benefit              (156)          (7)           2           (161)
------------------------------------------------------------------------------
Profit contribution
 (loss) before net
 financing expenses
 and after tax*              $   300         $ 38        $  (4)           334
---------------------------------------------------------------
Corporate expenses
 (after taxes)                                                            (23)
Net financing expenses
 (after taxes)                                                            (48)
                                                                      --------
Net income                                                            $   263
                                                                      --------
Depreciation, depletion
 and amortization            $   247         $ 12         $ --        $   259
------------------------------------------------------------------------------
Capital expenditures         $   247         $133         $ --        $   380
------------------------------------------------------------------------------
Identifiable assets          $ 4,142         $262         $263**      $ 4,667
------------------------------------------------------------------------------

 *Includes after-tax provision for employee terminations and related costs of
  $17 million in refining and marketing and $4 million in corporate (Note 2). **Includes investment in real estate operations held for sale of $43 million
  (Note 2).

                            Refining  Coal Mining
                                 and          and
(Millions of Dollars)      Marketing   Cokemaking    Corporate   Consolidated
------------------------------------------------------------------------------
1996
Sales to unaffiliated
 customers and other
 operating
 revenue (including
 consumer excise taxes)      $11,068         $165         $ --        $11,233
------------------------------------------------------------------------------
Operating profit (loss)        $(364)        $ 39         $ --          $(325)
Equity income                     24           --           --             24
Related income tax
 (expense) benefit                98           (8)          --             90
------------------------------------------------------------------------------
Profit contribution
 (loss) before net
 financing
 expenses and after tax        $(242)*       $ 31         $ --           (211)
---------------------------------------------------------------
Corporate expenses
 (after taxes)                                                            (23)
Net financing expenses
 (after taxes)                                                            (47)
Income from discontinued
 operations                                                               166**
                                                                      -------
Net loss                                                                 (115)
                                                                      -------
Depreciation, depletion
 and amortization            $   250         $ 17         $ --        $   267
------------------------------------------------------------------------------
Capital expenditures         $   374         $ 34         $ --        $   408
------------------------------------------------------------------------------
Identifiable assets          $ 4,526         $140         $359***     $ 5,025
------------------------------------------------------------------------------

  *Includes after-tax provision for write-down of assets and other matters of
   $254 million (Notes 2 and 13).
 **Consists of income from international production operations, including a $125 million after-tax gain resulting from the divestment of this business (Note
   2).
***Includes investment in real estate operations held for sale of $79 million
   (Note 2).

SEGMENT INFORMATION

                             Refining  Coal Mining
                                  and          and
(Millions of Dollars)       Marketing   Cokemaking*  Corporate   Consolidated
--------------------------------------------------------------------------------
1995
Sales to unaffiliated
 customers and other
 operating
 revenue (including
 consumer excise taxes)        $9,747         $ 87        $ --         $9,834
--------------------------------------------------------------------------------
Operating profit (loss)        $   45         $ 22         $(8)        $   59
Equity income                      17           --          --             17
Related income tax
 (expense) benefit                (11)           3           3             (5)
--------------------------------------------------------------------------------
Profit contribution
 (loss) before net
 financing expenses
 and after tax**               $   51         $ 25         $(5)            71
---------------------------------------------------------------
Corporate expenses
 (after taxes)                                                            (24)
Net financing expenses
 (after taxes)                                                            (55)
Income from discontinued
 operations                                                               235***
Cumulative effect of
 change in accounting
 principle                                                                (87)+
                                                                       ------
Net income                                                             $  140
                                                                       ------
Depreciation, depletion
 and amortization              $  253         $ 10        $ --         $  263
--------------------------------------------------------------------------------
Capital expenditures           $  410         $  7        $ --         $  417
--------------------------------------------------------------------------------
Identifiable assets            $4,397         $143        $545++       $5,085
--------------------------------------------------------------------------------

  *Reflects coal and cokemaking operations as an operation held for sale for the first half of 1995 and on a fully consolidated basis thereafter. Accordingly, the amounts presented for sales to unaffiliated customers and other operating revenue, depreciation, depletion and amortization and capital expenditures are for the second half of 1995 (Note 2).
 **Includes after-tax provision for write-down of assets and other matters of $57 million in refining and marketing and $4 million in corporate. In addi-tion, corporate includes a $1 million loss from real estate operations held for sale (Note 2).
***Consists of $57 million of income from international production operations and $178 million of income from Canadian upstream petroleum operations. In-cluded in the Canadian income is a $157 million after-tax gain resulting from the completion of the divestment of Suncor (Note 2).
  +Reflects the cumulative effect for years prior to 1995 of a change in the method of accounting for the impairment of long-lived assets (Note 3). ++Includes investments in real estate operations held for sale of $87 million and discontinued international production operations of $143 million (Note
   2).

Prior to completion of the divestment of Suncor on June 8, 1995, Canadian re-fining and marketing activities were reflected in continuing operations as part of the refining and marketing segment. The following is a summary of the amounts related to Canadian downstream operations included in the 1995 segment information:

(Millions of Dollars)
-----------------------------------------------
Sales to unaffiliated customers and
 other operating revenue                  $558
-----------------------------------------------
Operating profit                          $  5
Related income tax expense                  (3)
-----------------------------------------------
Profit contribution                       $  2
-----------------------------------------------
Depreciation, depletion and
 amortization                             $ 11
-----------------------------------------------
Capital expenditures                      $  8
-----------------------------------------------

Income tax amounts give effect to tax credits in each of the designated indus-try segments. Overhead expenses that can be identified with Sun's operations in the designated industry segments have been included as deductions in determin-ing operating profits and profit contributions. Net financing expenses consist of interest cost, debt and other financing expenses less interest income and interest capitalized. Identifiable assets are those assets that are utilized within a specific segment.

19. SUBSEQUENT EVENT

In early 1998, Sun transferred an interest in its cokemaking operations in East Chicago, IN, to a third party in exchange for $200 million in cash. The trans-feree is entitled to a preferential return from the cash flows of this cokemaking operation until certain cumulative return targets have been met. Sun did not recognize a gain or loss on this transaction.

-----------------------------------------------------------------

REPORT OF MANAGEMENT

To the Shareholders of Sun Company, Inc.

 The accompanying consolidated financial statements of Sun Company, Inc. and its subsidiaries ("Sun") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using generally accepted accounting principles deemed appropriate in the circumstances. Management believes that these financial statements present fairly, in all material respects, Sun's fi-nancial position, results of operations and cash flows. Other financial infor-mation presented in this Annual Report is consistent with that in the financial statements.
 To fulfill its responsibility for the financial statements, Sun maintains a system of internal controls which in management's opinion provides reasonable assurance of achieving the objectives of internal control. These objectives in-clude safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial state-ments and accountability for assets. The system of internal controls is subject to ongoing evaluation of its continuing effectiveness.
 Sun's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of management's 1997 and 1996 financial statements by conducting their audits in accordance with generally accepted auditing standards and issu-ing the report presented on this page.
 The Audit Committee of the Board of Directors is comprised of directors who are not employees of Sun and meets a minimum of four times annually. It assists the Board of Directors in discharging its duties relating to accounting and re-porting practices and internal controls, and it assesses the performance and recommends the appointment of independent auditors. Both the independent audi-tors and Sun's internal auditors have unrestricted access to the Committee to discuss audit findings and other financial matters.

/s/ R.H. Campbell

ROBERT H. CAMPBELL
Chairman & Chief Executive Officer

/s/ John G. Drosdick

JOHN G. DROSDICK
President & Chief Operating Officer


/s/ Robert M. Aiken, Jr.

ROBERT M. AIKEN, JR.
Executive Vice President & Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors, Sun Company, Inc.

 We have audited the accompanying consolidated balance sheets of Sun Company, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consol-idated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of opera-tions, changes in shareholders' equity and cash flows for the year ended Decem-ber 31, 1995 were audited by other auditors whose report dated February 13, 1996 (except for the restatement for discontinued operations as described in Note 2 for which the date is February 13, 1997) expressed an unqualified opin-ion on those financial statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for the impairment of long-lived assets in 1995, discussed in Note 3 to these financial state-ments.
 We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.
 In our opinion, the 1997 and 1996 financial statements referred to above pres-ent fairly, in all material respects, the consolidated financial position of Sun Company, Inc. and subsidiaries at December 31, 1997 and 1996 and the con-solidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 12, 1998

--------------------------------------------------------------------------------

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (Unaudited)
DOMESTIC REFINING AND MARKETING DATA


REFINERY
UTILIZATION*           1997     1996     1995
---------------------------------------------
Refinery crude
 unit capacity at
 December 31          692.0    777.0    777.0
---------------------------------------------
Total input to
 crude units:
 Crude oil            670.5    691.4    673.9
 Other feedstocks      25.5     29.6     26.5
---------------------------------------------
                      696.0    721.0    700.4
---------------------------------------------
Refinery crude
 unit
 capacity utilized     101%      93%      90%
---------------------------------------------

*Thousands of barrels daily except percentages. Reflects the shutdown on March
 6, 1997 of an 85.0 thousand barrels-per-day crude unit in connection with a project to reconfigure the Puerto Rico refinery to process reduced crude oil instead of conventional crude oil. This reconfiguration has resulted in a significant reduction in fuels production while fully maintaining the lubricants manufacturing capabilities of the facility. Effective January 1, 1998, Sun's crude processing capacity increased 5 thousand barrels per day due to an increase in capacity at the Toledo refinery.

REFINED PRODUCT SALES*      1997     1996     1995
--------------------------------------------------
Gasoline:
 Wholesale                 170.2    167.0    154.0
 Retail                    201.8    205.7    204.6
Middle
 distillates               248.8    219.9    210.9
Residual fuel               80.1     82.4     73.9
Petrochemicals              35.2     31.5     31.1
Lubricants                  25.1     23.9     20.0
Asphalt**                     --     18.3     26.7
Other                       48.4     46.1     56.6
--------------------------------------------------
                           809.6    794.8    777.8
--------------------------------------------------

 *Thousands of barrels daily to third parties.
**Sun withdrew from the asphalt business in December 1996.

REFINED PRODUCT MARGIN INFORMATION*      1997     1996     1995
---------------------------------------------------------------
Average sales
 price                                 $28.10   $28.65   $25.26
Average cost
 of
 products sold**                        22.09    23.59    19.95
---------------------------------------------------------------
                                       $ 6.01   $ 5.06   $ 5.31
---------------------------------------------------------------

 *Dollars per barrel
**Consists of crude oil, other purchased feedstocks and refined products.

RETAIL GASOLINE OUTLETS      1997     1996*     1995*
-----------------------------------------------------
Direct outlets:
 Company owned or
  leased                    1,334    1,366     1,427
 Dealer owned                 499      535       585
-----------------------------------------------------
Total direct
 outlets                    1,833    1,901     2,012
Distributor
 outlets                    1,956    1,905     1,849
-----------------------------------------------------
                            3,789    3,806     3,861
-----------------------------------------------------

*Reclassified to conform to the 1997 presentation.

THROUGHPUT PER DIRECT OUTLET*      1997     1996**     1995**
-------------------------------------------------------------
Company owned or
 leased                            97.4    101.1       96.0
Dealer owned                       75.9     77.6       72.9
-------------------------------------------------------------
Average-total
 direct outlets                    91.5     94.4       89.2
-------------------------------------------------------------

 *Thousands of gallons of gasoline monthly.
**Reclassified to conform to the 1997 presentation.

PIPELINE MILEAGE*      1997     1996     1995
---------------------------------------------
Crude lines           5,120    5,119    5,264
Product lines         4,552    4,548    4,805
---------------------------------------------

*Includes all pipelines in which Sun has an ownership interest.

COAL AND COKEMAKING DATA

                        1997     1996     1995
----------------------------------------------
Proven and
 probable coal
 reserves (millions
 of tons) at
 December 31:
  Metallurgical          114      115      116
  Steam                   10       17       23
----------------------------------------------
                         124      132      139
----------------------------------------------
Proven coal
 reserves
 (million of
 tons) at
 December 31              58       63       70
----------------------------------------------
Production
 (thousands of
 tons):
 Coal:
  Metallurgical        1,460    1,490    1,627
  Steam                1,827    2,926    3,494
----------------------------------------------
                       3,287    4,416    5,121
----------------------------------------------
 Coke                    664      648      638
----------------------------------------------
Sales (thousands
 of tons):
 Coal:
  Metallurgical          746      592      674
  Steam                1,694    2,921    3,556
----------------------------------------------
                       2,440    3,513    4,230
----------------------------------------------
 Coke                    701      621      660
----------------------------------------------
Average sales
 price of coal
 and coke (per
 ton)                 $47.84   $40.03   $37.65
Net acreage (in
 thousands) at
 December 31:
  Developed               24       22       35
  Undeveloped            102      103      112
----------------------------------------------

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL AND STOCK MARKET INFORMATION
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                         1997                                  1996
                          ------------------------------------  -----------------------------------------
                             First     Second    Third   Fourth    First    Second        Third     Fourth
                           Quarter    Quarter  Quarter  Quarter  Quarter   Quarter      Quarter    Quarter
------------------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)              $2,733     $2,577   $2,634   $2,520   $2,460    $2,886       $2,874     $3,013
Gross profit*                 $205       $306     $302     $180     $112      $210         $148       $124
Income (loss) from
 continuing operations         $18**     $105     $111      $29     $(24)     $(22)***     $(11)     $(224)+
Net income (loss)              $18       $105     $111      $29      $(5)      $(3)        $117++    $(224)
Earnings per share of
 common stock:+++
 Basic:
  Income (loss) from
   continuing operations      $.10      $1.29    $1.39     $.25    $(.47)    $(.45)       $(.30)    $(3.22)
  Net income (loss)           $.10      $1.29    $1.39     $.25    $(.22)    $(.19)       $1.44     $(3.22)
 Diluted:
  Income (loss) from
   continuing operations      $.10      $1.07    $1.14     $.25    $(.47)    $(.45)       $(.30)    $(3.22)
  Net income (loss)           $.10      $1.07    $1.14     $.25    $(.22)    $(.19)       $1.44     $(3.22)
Cash dividends per share
 of preference stock          $.90       $.90     $.90     $.90     $.90      $.90         $.90       $.90
Cash dividends per share
 of common stock              $.25       $.25     $.25     $.25     $.25      $.25         $.25       $.25
Common stock price#
        --high              $28.38     $31.94   $46.38   $44.38   $30.25    $32.63       $30.38     $25.63
        --low               $24.00     $24.00   $30.50   $35.56   $25.38    $27.75       $21.88     $21.88
        --end of period     $26.13     $31.00   $43.81   $42.06   $28.88    $30.38       $23.00     $24.38
------------------------------------------------------------------------------------------------------------

  *Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
 **Includes a $21 million after-tax provision for employee terminations and re-
   lated costs.
***Includes a $53 million after-tax provision for write-down of assets and other matters.
  +Includes a $201 million after-tax provision for write-down of assets and other matters and an $8 million after-tax profit due to the reduction in certain in-ventory quantities which were valued at lower LIFO costs prevailing in prior years.
 ++Includes a $125 million after-tax gain on the sale of the International Pro-
   duction business.
+++For the first and fourth quarters of 1997 and the four quarters of 1996, the diluted per share amounts are equal to the basic per share amounts since both the assumed issuance of common stock under stock incentive awards and the as-sumed redemption of preference shares would not have been dilutive during those periods. The basic income per share from continuing operations for the third quarter of 1997 and the loss per share from continuing operations and net income per share on a diluted basis for the third quarter of 1996 were previously reported on Securities and Exchange Commission Form 10-Q as $1.38, $(.11) and $1.19, respectively. The changes are due to the presentation of earnings per share amounts in accordance with Statement of Financial Account-ing Standards No. 128, "Earnings Per Share," which was adopted in the fourth quarter of 1997.
  #The Company's common stock is principally traded on the New York Stock Ex-change, Inc. under the symbol "SUN." The Company had approximately 35,200 holders of record of common stock as of January 30, 1998.

61