Form 10-K405, Exhibit 13
period 1998-12-31
SUNOCO INC
filed 1999-03-05
CIK 95304

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

(Millions of Dollars
Except Per Share Amounts)         1998        1997        1996         1995         1994
-----------------------------------------------------------------------------------------
 STATEMENT OF OPERATIONS
  DATA:
 Sales and other
  operating revenue
  (including consumer
  excise taxes)                 $8,413     $10,464     $11,233       $9,834       $9,513
 Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle*           $280        $263       $(281)         $(8)        $(19)
 Income from discontinued
  operations**                     $--         $--        $166         $235         $116
 Cumulative effect of
  change in accounting
  principle***                     $--         $--         $--         $(87)         $(7)
 Net income (loss)                $280        $263       $(115)        $140          $90
-----------------------------------------------------------------------------------------
 PER SHARE DATA:
 Income (loss) from
 continuing operations
 before cumulative effect
 of change in accounting
 principle:
  Basic                          $3.09       $3.03      $(4.43)       $(.33)       $(.18)
  Diluted                        $2.95       $2.70      $(4.43)       $(.33)       $(.18)
 Net income (loss):
  Basic                          $3.09       $3.03      $(2.17)       $1.29         $.84
  Diluted                        $2.95       $2.70      $(2.17)       $1.29         $.84
 Cash dividends on
  preference stock+            $1.6516       $3.60       $3.60        $1.80          $--
 Cash dividends on common
  stock+                         $1.00       $1.00       $1.00        $1.40        $1.80
 Shareholders' equity++         $16.75      $15.40      $14.69       $17.16       $17.42
-----------------------------------------------------------------------------------------
 BALANCE SHEET DATA:
 Total assets                   $4,849      $4,667      $5,025       $5,085       $5,646
 Long-term debt                   $823        $824        $835         $888         $936
 Shareholders' equity           $1,514      $1,462      $1,438       $1,699       $1,863
-----------------------------------------------------------------------------------------

*Includes after-tax provision for write-down of assets and other matters total-ling $38, $21, $254, $61 and $32 million for 1998, 1997, 1996, 1995 and 1994, respectively. In 1998, also includes a $38 million after-tax gain on settle-ment of insurance litigation and a $13 million tax benefit resulting from a change in tax election. (See Notes 2, 5 and 14 to the consolidated financial statements.)
**Includes after-tax gains on divestment of discontinued operations and dis-posal of exploration and production properties totalling $125, $157 and $28 million for 1996, 1995 and 1994, respectively. (See Note 2 to the consolidated financial statements.)
***Consists of impact of the cumulative effect of a change in the method of ac-counting for impairment of long-lived assets in 1995 and postemployment bene-fits in 1994.
+Effective in the third quarter of 1995, Sunoco began paying quarterly divi-dends on preference stock at a rate of $.90 per share and reduced its quar-terly common stock dividend from $.45 to $.25 per share. On May 28, 1998, the Company redeemed all of its outstanding shares of preference stock. The cash dividends per share of preference stock for 1998 represent the dividends paid through the redemption date. (See Note 15 to the consolidated financial state-ments.)
++Prior to 1998, assumes redemption of preference shares for common stock util-izing a ratio of two shares of common stock for each outstanding preference share. The actual redemption of the preference shares occurred on May 28, 1998. (See Note 15 to the consolidated financial statements.)

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements that are inher-ently uncertain. See "Forward-Looking Statements" on page 24 for a discussion of the factors which could cause actual results to differ materially from those projected.

OUTLOOK
The volatility of crude oil and refined product prices and the overall supply/demand balance of fuels, petrochemical and lubricant products will con-tinue to affect Sunoco's profitability. Sunoco anticipates refined product mar-gins will continue to fluctuate in the very competitive U.S. market. Uncer-tainty in world markets, particularly in Asia and South America, will also con-tribute to the unpredictability of refining and marketing margins.

Notwithstanding this highly volatile and uncertain environment, Sunoco believes it has the resources to achieve improvements in profitability and growth through the successful execution of its business plan. This plan focuses on im-proving operating results by:

 .Increasing production of high-value refined products;

 .Improving reliability and efficiency of operations;

 .Increasing retail gasoline sales volumes and gasoline throughput and merchan-dise sales per outlet;

 .Reducing operating and administrative costs per barrel; and

 .Diversifying and growing the asset portfolio through strategic acquisitions and investments that are synergistic and accretive to earnings.

Sunoco's operating results improved dramatically during the 1997-98 period as a result of the ongoing implementation of this plan. During this two-year period:

 .Overall production levels increased significantly at the Company's mainland refineries with a large portion of the increase attributable to high-value fu-els, petrochemical and lubricant products;

 .Input to crude units averaged 99 percent of rated capacity;

 .Merchandise sales per convenience store in the Northeast increased 10 percent in 1998 after increasing 6 percent in 1997;

 .Overall operating and administrative costs (including refinery fuel costs but excluding the costs attributable to the Company's new investments in phenol and cokemaking facilities) declined approximately $20 million in 1998 after declin-ing approximately $160 million in 1997; and

 .New investments were completed, diversifying and enhancing Sunoco's earnings base, including:

--Acquisition of the largest phenol facility in North America;

--Start-up of the Indiana Harbor cokemaking operation;

--Modernization of the Company's three catalytic cracking units in its North-east refining system;

--Expansion of cumene production capacity;

--Debottlenecking of one of the Toledo refinery's crude oil units; and

--Turnaround and modernization of the Puerto Rico refinery.

In 1999, Sunoco also expects to benefit from a reduced refinery maintenance schedule and a full year's income contribution from the new investments noted above.

Sunoco's key goals are to maintain a return on capital employed of at least 12 percent for any four consecutive quarters and to grow earnings per share by at least 15 percent compounded annually. In early 1999, there has been significant downward pressure on refined product margins. However, if refined product mar-gins for the full year 1999 equal the levels experienced in 1998, the improve-ments outlined above should enable Sunoco to achieve these goals.

RESULTS OF OPERATIONS

EARNINGS PROFILE OF SUNOCO BUSINESSES (after tax)

(Millions of Dollars)                          1998         1997         1996
------------------------------------------------------------------------------
Sun Northeast Refining                         $ 65         $ 75        $ (60)
Sunoco Northeast Marketing                       69           73            1
Sunoco Chemicals                                 40           77           40
Sun Lubricants                                   12            1          (14)
Sunoco MidAmerica Marketing & Refining           32           40           (3)
Sunoco Logistics                                 52           51           48
Sun Coke                                         57           38           31
Corporate expenses                              (23)         (23)         (23)
Net financing expenses and other                (37)         (48)         (47)
Sun International Production*                    --           --           41
------------------------------------------------------------------------------
                                                267          284           14
------------------------------------------------------------------------------
Special items:
 Gain on settlement of insurance
  litigation                                     38           --           --
 Benefit from change in tax election             13           --           --
 Provision for write-down of assets and
  other matters                                 (38)         (21)        (254)
 Gain on divestment of International
  Production business*                           --           --          125
------------------------------------------------------------------------------
Consolidated net income (loss)                 $280         $263        $(115)
------------------------------------------------------------------------------

* Sunoco completed the sale of its International Production business on Septem-ber 30, 1996. This business is classified as a discontinued operation in the consolidated financial statements.

ANALYSIS OF EARNINGS PROFILE OF SUNOCO BUSINESSES
In 1998, Sunoco, Inc. and its subsidiaries earned $280 million, or $2.95 per share of common stock on a diluted basis compared to net income of $263 mil-lion, or $2.70 per share in 1997 and a net loss of $115 million, or $2.17 per share in 1996. Excluding the special items shown separately in the Earnings Profile of Sunoco Businesses, Sunoco earned $267 million in 1998, compared to $284 million in 1997 and $14 million in 1996.

The $17 million decrease in earnings before special items in 1998 was primarily due to significantly lower chemical margins, lower average retail and wholesale gasoline margins and a greater amount of scheduled and unscheduled downtime at the Company's refining facilities. Partially offsetting these negative factors were higher margins for lubricants, waxes and residual fuels, a favorable for-eign sweet crude oil market and income from Sunoco's Indiana Harbor cokemaking facility which commenced operations in March 1998 and from the Philadelphia phenol facility acquired in mid-1998. Also offsetting the decline was the rec-ognition in 1998 of $12 million of after-tax benefits related to the settlement of income tax disputes with the Internal Revenue Service and of $7 million of after-tax earnings from the receipt of cash distributions from petroleum indus-try insurance consortia in which Sunoco participates.

In 1997, the $270 million increase in earnings before special items was primar-ily due to record production levels, particularly of high-value fuels and chem-icals products, and significantly lower operating and administrative expenses throughout the Company. Also contributing to the improvement were higher average retail and wholesale gaso-line margins and higher chemical margins. Partially offsetting these positive factors were lower base oil margins and the absence of earnings from Sunoco's International Production business, which was divested in 1996.

Sun Northeast Refining

                                               1998        1997        1996
----------------------------------------------------------------------------
Income (loss) (millions of dollars)             $65         $75        $(60)
Capital employed (millions of dollars)         $726        $578        $502
Wholesale margin* (per barrel)                $3.18       $3.25       $2.76
Wholesale sales (thousands of barrels
 daily):
 To unaffiliated customers:
  Gasoline                                    104.9       101.4        93.8
  Middle distillates                          166.7       169.9       133.6
  Residual fuel                                53.0        53.9        47.7
  Asphalt                                        --          --        15.8
  Other                                        29.2        33.2        31.3
----------------------------------------------------------------------------
                                              353.8       358.4       322.2
 To affiliates (primarily gasoline)           186.1       182.9       188.3
----------------------------------------------------------------------------
                                              539.9       541.3       510.5
----------------------------------------------------------------------------
Crude unit capacity** (thousands of
 barrels daily) at December 31                482.0       482.0       482.0
Crude unit capacity utilized                    98%        100%         93%
Conversion capacity*** (thousands of
 barrels daily) at December 31                191.0       191.0       191.0
Conversion capacity utilized                    95%         96%         80%
----------------------------------------------------------------------------

* Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
** Effective January 1, 1999, the rated capacity of the crude units increased to 505 thousand barrels daily.
*** Represents capacity to upgrade low-value petroleum products into higher-value products through catalytic cracking. Effective January 1, 1999, the conversion capacity increased to 210 thousand barrels daily.

Sun Northeast Refining operating results decreased $10 million in 1998 due to lower realized margins for wholesale fuels and a 4.3 million barrel decline in gasoline and distillate production, partially offset by benefits from a favora-ble foreign sweet crude oil market and a $10 million pretax reduction in oper-ating expenses. The production decline was caused by a substantial increase in the amount of scheduled and unscheduled refinery downtime. The most significant downtime was at a 72,000-barrels-per-day catalytic cracking unit at the Phila-delphia refinery. It included a 29-day shutdown due to an emergency power in-terruption by the local utility and related start-up problems and a subsequent scheduled six-week turnaround and modernization. With the completion of this work in July 1998, all three of Sunoco's catalytic cracking units in the North-east have been upgraded during the past two years. The combined output of these units during the fourth quarter of 1998 was a record 203,000 barrels daily. Scheduled maintenance activity during 1998 also included a 23-day turnaround of a 200,000-barrels-per-day crude unit at the Philadelphia refinery.

Sun Northeast Refining operating results increased $135 million in 1997 primar-ily due to a $92 million pretax reduction in operating expenses and signifi-cantly higher realized margins and sales volumes for wholesale fuels. The in-crease in margins and sales volumes reflects a significant improvement in pro-duction levels, particularly for high-value gasoline and distillate products, in part due to the turnaround and modernization of the 86,000-barrels-per-day fluid catalytic cracking unit at the Marcus Hook refinery completed in the lat-ter part of 1996. In addition, wholesale gasoline margins were adversely im-pacted in 1996 by the Company's high cost of MTBE (a component of reformulated gasoline) due to a contractual purchase commitment. In 1998 and 1996, Sunoco recorded provisions amounting to $26 and $85 million after tax, respectively, for estimated losses expected to be realized with respect to this purchase com-mitment. These provisions are reported as part of the Provisions for Write-Down of Assets and Other Mat-ters shown separately in the Earnings Profile of Sunoco Businesses (see Notes 2 and 14 to the consolidated financial statements).

During 1996, Sunoco reconfigured its Philadelphia refinery to process only sweet crude oil and to cease asphalt production. The reconfiguration was part of a process to integrate the Point Breeze and Girard Point segments of the re-finery. This project has contributed to the substantial improvement in the Northeast refining system's operating reliability and cost structure. In con-nection with the reconfiguration, a $53 million after-tax provision was estab-lished in 1996 primarily to write-off redundant and/or unprofitable units. This provision is reported as part of the Provision for Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses.

Sunoco Northeast Marketing

                                               1998        1997        1996
---------------------------------------------------------------------------
Income (millions of dollars)                    $69         $73          $1
Capital employed (millions of dollars)         $351        $402        $494
Gasoline margin* (per barrel)                 $4.99       $5.40       $4.02
Sales (thousands of barrels daily):
 Gasoline                                     155.8       152.3       159.5
 Middle distillates                            18.2        17.3        15.7
---------------------------------------------------------------------------
                                              174.0       169.6       175.2
---------------------------------------------------------------------------
Retail gasoline outlets                       2,791       2,821       2,880
---------------------------------------------------------------------------

* Retail sales price less wholesale price. The retail sales price is the weighted average price received through the various branded marketing distri-bution channels.

Sunoco Northeast Marketing operating results declined $4 million in 1998 pri-marily due to lower retail gasoline margins, which were down approximately 1 cent per gallon versus 1997. Partially offsetting this negative factor was a 2 percent increase in retail gasoline sales volumes. Operating results also bene-fitted from a 4 percent improvement in average gasoline throughput at the Company's direct sites and a 10 percent increase in average merchandise sales per convenience store.

The $72 million increase in Sunoco Northeast Marketing operating results in 1997 was primarily due to significantly higher retail gasoline margins and a $47 million pretax decrease in marketing and administrative expenses. Partially offsetting these positive factors were 5 percent lower retail gasoline sales volumes. Retail gasoline margins were adversely impacted in 1996 by the high cost of MTBE.

Sunoco Chemicals

                                                  1998        1997        1996
------------------------------------------------------------------------------
Income (millions of dollars)                       $40         $77         $40
Capital employed (millions of dollars)            $543        $356        $298
Petrochemicals margin* (per barrel)             $20.21      $25.01      $21.46
Petrochemical sales (thousands of barrels
 daily):
 Phenol and acetone**                              6.8          --          --
 Aromatics***                                      7.4        10.8         9.6
 Propylene                                        10.5        10.8         6.4
 Ethylene/ethylene oxide                           3.0         2.8         2.4
 Other                                              --          --         1.8
------------------------------------------------------------------------------
                                                  27.7        24.4        20.2
------------------------------------------------------------------------------

* Wholesale sales price less the cost of feedstocks and product purchases.
** Sunoco Chemicals sold 13.5 thousand barrels daily of phenol and acetone sub-sequent to the June 30, 1998 acquisition of the Philadelphia phenol facili-ty. The amount in the table reflects the 2.49 million barrels sold during the second half of 1998 divided by 365 days.
*** Reflects a reduction of 2.8 thousand barrels daily of cumene sales during 1998. With the acquisition of the phenol facility, all cumene production is now used in the production of phenol and acetone.

Sunoco Chemicals income decreased $37 million in 1998 due to significantly lower margins, particularly for polymer-grade propylene (down over 50 percent) and cumene. Partially offsetting these negative factors was $11 million of af-ter-tax income attributable to operations at the Philadelphia phenol facility acquired from AlliedSignal Inc. ("Allied") on June 30, 1998. The phenol facil-ity currently has the capacity to produce annually more than one billion pounds of phenol and 620 million pounds of acetone. In connection with this acquisi-tion, Sunoco Chemicals has entered into a long-term contract to supply Allied with approximately 735 million pounds of phenol annually at a price based on the market value of cumene feedstock plus an amount approximating other phenol production costs. Sunoco Chemicals also benefitted from expansion of cumene production capacity at the Philadelphia refinery in July 1998. This facility produced cumene at an annualized rate of 1,050 million pounds during the fourth quarter of 1998, well in excess of the 850 million pounds per year capacity that was originally projected for the facility upon completion of the expan-sion. In 1997, 573 million pounds of cumene were produced.

Income from Sunoco Chemicals increased $37 million in 1997 largely due to higher margins and sales volumes reflecting a significant increase in produc-tion levels. Total petrochemical production available for sale for 1997 was 8.8 million barrels (24,100 barrels per day) versus 1996 production of 6.9 million barrels (18,900 barrels per day). This 28 percent increase in production vol-umes was largely a result of refinery maintenance turnarounds completed in the 1996-97 period at the Philadelphia and Marcus Hook refineries and the expansion of polymer-grade propylene production capacity at the Marcus Hook refinery in late 1996.

Sun Lubricants

                                               1998        1997*        1996*
-----------------------------------------------------------------------------
Income (loss) (millions of dollars)             $12          $1         $(14)
Capital employed (millions of dollars)         $391        $363         $479
Wholesale margin** (per barrel):
 Specialty oils***                           $41.90      $37.27       $33.21
 Base oils                                   $17.08      $14.90       $20.63
 Fuels and waxes                              $2.01       $1.51        $1.37
Wholesale sales (thousands of barrels
 daily):
 To unaffiliated customers:
  Specialty oils***                            11.0        11.7          9.3
  Base oils                                     6.9         7.1          8.7
-----------------------------------------------------------------------------
                                               17.9        18.8         18.0
  Gasoline                                     17.9        26.2         36.4
  Middle distillates                           30.3        36.9         49.8
  Residual fuel                                13.5        22.8         30.8
  Lubes extracted feedstocks                    8.4          .7           --
  Waxes and other                              12.8        12.9         13.2
-----------------------------------------------------------------------------
                                              100.8       118.3        148.2
 To affiliates+                                 9.5        17.8         21.1
-----------------------------------------------------------------------------
                                              110.3       136.1        169.3
-----------------------------------------------------------------------------

* Restated to conform to the 1998 presentation.
** Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
*** Comprised principally of transportation and industrial lubricants.
+ Includes "lubes-extracted" feedstocks which are transported to the Toledo re-finery for further processing.

The $11 million improvement in Sun Lubricants operating results in 1998 was primarily due to higher margins for lubricants, waxes and residual fuels and a $10 million pretax decline in operating expenses. Production volumes and earn-ings during 1998 were limited by a 59-day maintenance turnaround at the Puerto Rico refinery as well as by a two-week shutdown of this facility resulting from Hurricane Georges. Sun Lubricants operating results for 1998 exclude a $13 mil-lion tax benefit attributable to a change in tax election concerning the Puerto Rico possession tax credit. The tax benefit is shown sep-arately in the Earnings Profile of Sunoco Businesses.

Sun Lubricants results improved $15 million in 1997 due primarily to higher specialty oil lubricant margins and a $16 million pretax decline in operating expenses. Also contributing to the improvement were higher earnings attribut-able to the Kendall lubricants business acquired by Sunoco in November 1996. This acquisition has increased the amount of base oil production upgraded into transportation lubricants and has enabled Sun Lubricants to increase its spe-cialty oil lubricants sales. Partially offsetting these positive factors were significantly lower base oil margins.

The decline in operating expenses during 1997 was largely attributable to im-proved operations at the Puerto Rico refinery resulting from the reconfiguration initiated at this facility in the first quarter of the year. The changes significantly reduced fuels production at this refinery while fully maintaining lubricants manufacturing capabilities. The Puerto Rico refinery is now processing approximately 35,000 barrels per day of reduced crude oil in lieu of conventional crude oil. Prior to the reconfiguration, this facility had a crude oil processing capacity of 85,000 barrels per day. Sun Lubricants oper-ating results for 1996 exclude an $80 million after-tax provision related to the reconfiguration. This provision is reported as part of the Provision for Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses.

Sunoco MidAmerica Marketing & Refining

                                               1998        1997        1996
----------------------------------------------------------------------------
Income (loss) (millions of dollars)             $32         $40         $(3)
Capital employed (millions of dollars)         $288        $329        $345
----------------------------------------------------------------------------
Retail Marketing:
 Gasoline margin* (per barrel)                $3.47       $3.28       $3.86
 Sales (thousands of barrels daily):
  Gasoline                                     52.8        49.5        46.2
  Middle distillates                            4.6         4.6         4.8
----------------------------------------------------------------------------
                                               57.4        54.1        51.0
----------------------------------------------------------------------------
 Retail gasoline outlets                        930         968         926
----------------------------------------------------------------------------
Refining and Wholesale Marketing:
 Wholesale margin** (per barrel):
  Fuels                                       $3.76       $4.18       $3.55
  Petrochemicals                              $5.95       $7.53       $3.76
 Wholesale sales (thousands of barrels
  daily):
  To unaffiliated customers:
   Gasoline                                    41.8        42.6        36.8
   Middle distillates                          21.5        20.1        16.0
   Residual fuel                                4.3         3.4         3.9
   Petrochemicals                              10.1        10.8        11.3
   Other                                        7.5         7.9        10.0
----------------------------------------------------------------------------
                                               85.2        84.8        78.0
  To affiliates and Sunoco MidAmerica
   Retail Marketing                            57.7        55.2        52.6
----------------------------------------------------------------------------
                                              142.9       140.0       130.6
----------------------------------------------------------------------------
Crude unit capacity*** (thousands of
 barrels daily) at December 31                130.0       125.0       125.0
Crude unit capacity utilized                   102%        106%        100%
Conversion capacity (thousands of
 barrels daily) at December 31                 88.0        86.0        86.0
Conversion capacity utilized                    92%         97%         90%
----------------------------------------------------------------------------

* Retail sales price less wholesale price. The retail sales price is the weighted average price received through the various branded marketing distri-bution channels.
** Wholesale sales price of fuels or petrochemicals less cost of crude oil, other feedstocks and purchased refined products.
*** Effective January 1, 1999, the crude unit capacity at the Toledo refinery increased to 140 thousand barrels daily.

Sunoco MidAmerica Marketing & Refining results decreased $8 million in 1998 primarily due to lower wholesale gasoline and petrochemical margins. Partially offsetting these negative factors were higher retail gasoline margins and 7 percent higher retail gasoline volumes. Production levels were essentially un-changed compared to 1997 despite a one-month scheduled turnaround and debottlenecking of one of the Toledo refinery's crude oil units and a one-week shutdown of the refinery caused by a regional electricity emergency. Subsequent to completion of the turnaround in the fourth quarter, the Toledo refinery's crude unit capacity increased to 140,000 barrels daily.

Sunoco MidAmerica Marketing & Refining results improved $43 million in 1997 largely due to an increase in wholesale fuel margins and sales volumes. Also contributing to the improvement were higher chemical margins and a $12 million pretax decrease in operating expenses. Partially offsetting these positive fac-tors were lower retail gasoline margins.

Sunoco Logistics

                                                  1998        1997        1996
------------------------------------------------------------------------------
Income (millions of dollars)                       $52         $51         $48
Capital employed (millions of dollars)            $197        $181        $184
Pipeline throughput (thousands of barrels
 daily):
 Unaffiliated customers                            672         682         627
 Affiliated customers                              931         932         819
------------------------------------------------------------------------------
                                                 1,603       1,614       1,446
------------------------------------------------------------------------------

Sunoco Logistics income increased $1 million in 1998 after increasing $3 mil-lion in 1997. The improvement in earnings during the 1996-98 period was primar-ily due to improved results from Sunoco's Southwestern logistics operations and higher throughput in the Eastern product pipeline system.

Sun Coke

                                                  1998        1997        1996
------------------------------------------------------------------------------
Income (millions of dollars)                       $57         $38         $31
Capital employed (millions of dollars)            $249        $189         $76
Average sales price of coke and coal (per
 ton)                                           $59.93      $47.84      $40.03
Production (thousands of tons):
 Coke                                            1,473         664         648
 Coal                                            2,959       3,287       4,416
Proven and probable coal reserves
 (millions of tons)                                121         124         132
------------------------------------------------------------------------------

Sun Coke income increased $19 million in 1998 primarily due to an $18 million income contribution from the Company's Indiana Harbor cokemaking facility in East Chicago, IN. Start-up of the Indiana Harbor cokemaking operation commenced in the first quarter of 1998 and all four batteries at this facility, totalling 268 proprietary heat recovery ovens, produced at the full rated capacity of 1.3 million tons of coke annually during the second half of the year. In 1997, Sun Coke income increased $7 million primarily due to higher margins for coke from the Jewell cokemaking operation and improved results from steam coal mining op-erations in Kentucky. Sun Coke results included gains from an income tax set-tlement in 1998 and an insurance recovery in 1997, each totalling approximately $2 million after tax.

Net Financing Expenses and Other--Net financing expenses and other decreased $11 million in 1998 after increasing $1 million in 1997. The decrease in 1998 was primarily due to the recognition of $7 million of after-tax earnings from cash distributions received from petroleum industry insurance consortia in which Sunoco participates and $10 million of after-tax interest income related to income tax settlements.

Sun International Production--On September 30, 1996, Sunoco completed the sale of its International Production business for $278 million in cash which re-sulted in a $125 million after-tax gain. This gain is shown separately in the Earnings Profile of Sunoco Businesses. Prior to the divestment, operating re-sults for this business unit totalled $41 million in 1996.

Gain on Settlement of Insurance Litigation--In 1998, Sunoco recognized a $38 million after-tax gain in connection with the settlement of several insurance claims. The claims related to certain environmental matters of Sunoco, includ-ing its predecessor companies and subsidiaries, arising from ownership and op-eration of its businesses. (See Note 14 to the consolidated financial state-ments.)

Benefit from Change in Tax Election--During 1998, Sunoco revoked its election under the Internal Revenue Code concerning the Puerto Rico possession tax cred-it. This change resulted in a $13 million tax benefit, which is attributable to Sun Lubricants. (See Note 5 to the consolidated financial statements.)

Provision for Write-down of Assets and Other Matters--During 1998, Sunoco added $40 million ($26 million after tax) to the accrual it established on December 31, 1996 for estimated losses expected to be realized by Sun Northeast Refining from an off-take agreement to purchase MTBE. In addition, in 1998, Sunoco re-corded an $8 million after-tax provision to write-down its MTBE inventory to market value in Sun Northeast Refining, increased the estimated net realizable value of a previously written down asset held for sale in Sun Northeast Refin-ing by $8 million after tax, established a $7 million after-tax accrual for en-vironmental remediation activities principally in Sunoco Northeast Marketing and recorded a $5 million after-tax provision to write-off certain assets pri-marily in Sunoco Chemicals.

In 1997, Sunoco established a $32 million accrual ($21 million after tax) for approximately 320 involuntary employee terminations and related costs. The em-ployee reductions were throughout Sunoco's six refining and marketing business units and also included senior management and support staff.

In 1996, Sunoco established a $53 million after-tax provision related to the reconfiguration of Sun Northeast Refining's Philadelphia refinery and an $80 million after-tax provision related to the reconfiguration of Sun Lubricants' Puerto Rico refinery. In addition, in 1996, Sunoco established an accrual ($85 million after tax) for losses expected to be realized by Sun Northeast Refining with respect to the MTBE off-take agreement and an accrual ($15 million after tax) for environmental remediation activities principally in Sunoco Northeast Marketing. In 1996, Sunoco also recorded a provision to write down to fair value certain assets in Sun Northeast Refining ($14 million after tax) and Sun Lubricants ($7 million after tax). (See Notes 2 and 14 to the consolidated fi-nancial statements.)

ANALYSIS OF CONSOLIDATED STATEMENTS OF OPERATIONS

Revenues--Total revenues from continuing operations were $8.6 billion in 1998, $10.5 billion in 1997 and $11.3 billion in 1996. The 18 percent decrease in 1998 was primarily due to lower refined product prices. In 1997, the 7 percent decrease was primarily due to lower revenues from resales of purchased crude oil, lower refined product prices and lower consumer excise taxes, partially offset by higher refined product sales volumes.

Costs and Expenses--Total pretax costs and expenses attributable to continuing operations were $8.2 billion in 1998, $10.1 billion in 1997 and $11.7 billion in 1996. The 19 percent decrease in 1998 was primarily due to lower crude oil and refined product acquisition costs largely as a result of a decline in crude oil prices. In 1997, the 14 percent decrease was primarily due to lower resales of purchased crude oil and lower crude oil and refined product acquisition costs. Also contributing to the decrease in 1997 were reduced operating and administrative expenses reflecting cost containment efforts and a decline in the provisions for asset write-downs, employee terminations and other matters.

FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

Cash and Working Capital--At December 31, 1998, Sunoco had cash and cash equiv-alents of $38 million compared to $33 million at December 31, 1997 and had a working capital deficit of $204 million compared to a working capital deficit of $216 million at December 31, 1997. Sunoco's working capital position is con-siderably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheet. The current replacement cost of all such inventories exceeds their carrying value at December 31, 1998 by $205 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replacement values. Manage-ment believes that the current levels of Sunoco's cash and working capital are adequate to support Sunoco's ongoing operations.

Cash Flows and Financial Capacity--In 1998, Sunoco's net cash provided by oper-ating activities ("cash generation") was $352 million compared to $452 million in 1997 and $332 million in 1996. The $100 million decrease in cash generation in 1998 was largely due to a decline in income before special items and a re-duction in noncash charges. The $120 million increase in cash generation in 1997 was primarily attributable to the significant increase in income before special items, partially offset by an increase in working capital uses pertain-ing to operating activities and a reduction in net cash provided by operating activities of discontinued operations.

Divestment activities have also been a source of cash and in the past have en-hanced liquidity. During the 1996-98 period, proceeds from divestments totalled $763 million, including $413 million received in 1996 from the sales of the In-ternational Production business and the common stock of Suncor Inc., the Company's former Canadian petroleum subsidiary.

In early 1998, Sunoco transferred an interest in its Indiana Harbor cokemaking operation in East Chicago, IN, to a third party in exchange for $200 million in cash. The investor is entitled to 95 percent of the cash flows and tax benefits from this cokemaking operation until certain cumulative return targets have been met. After this preferential return period, which is expected to end in 2002, the third party will be entitled to a variable minority interest in the cash flows and tax benefits from the Indiana Harbor cokemaking operation rang-ing from 5 to 23 percent. Sunoco did not recognize any gain or loss on this transaction.

Management believes that future cash generation generally will be sufficient to satisfy Sunoco's capital requirements and to pay the current level of cash div-idends on Sunoco's common stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various fac-tors including volatility in crude oil and refined product markets and in-creases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from financing ac-tivities.

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002. The Company can borrow directly from the participating banks under this Agreement or use it to support commercial paper issued by Sunoco. The Company also has access to short-term financing under a non-committed money market fa-cility. At December 31, 1998, $120 million was borrowed from the participating banks under the Agreement. There were no other amounts outstanding related to the above short-term borrowing arrangements at December 31, 1998 or 1997.

The following table sets forth amounts outstanding related to Sunoco's borrowings:

                                         December 31
                                   -----------------------
(Millions of Dollars)                     1998         1997
-----------------------------------------------------------
Short-term borrowings                   $  120         $ --
Current portion of long-term debt           69           12
Long-term debt                             823*         824
-----------------------------------------------------------
Total borrowings                        $1,012         $836
-----------------------------------------------------------

*Includes the Company's $150 million 8 1/8 percent notes due in 1999 which Su-noco intends to refinance on a long-term basis.

Sunoco's debt-to-capital ratio was 40.1 percent at December 31, 1998 compared to 36.4 percent at December 31, 1997. Management believes there is sufficient borrowing capacity available to pursue strategic investment opportunities as they arise. No commitments have been made with respect to any investment oppor-tunity which would require the use of a significant portion of Sunoco's unused financial capacity. In addition, the Company has the option of issuing addi-tional common or preference stock as a means of increasing its equity base; however, there are no current plans to do so.

CAPITAL EXPENDITURES

(Millions of Dollars)          1999 PLAN        1998         1997        1996
-------------------------------------------------------------------------------
Sun Northeast Refining              $ 99        $130         $ 81        $148
Sunoco Northeast Marketing           104          74           46          81
Sunoco Chemicals                      70          53*          37          57
Sun Lubricants                        32          39           22          30**
Sunoco MidAmerica Marketing
 & Refining                           66          57           29          36
Sunoco Logistics                      42          39           32          22
Sun Coke                               9          65          133          34
-------------------------------------------------------------------------------
Consolidated capital
 expenditures                       $422        $457         $380        $408
-------------------------------------------------------------------------------

* Excludes $157 million purchase of a phenol facility in Philadelphia.
** Excludes $74 million purchase of the Kendall lubricants business and related working capital.

In 1998, in addition to the $157 million acquisition of the Philadelphia phenol facility and the $12 million of capital outlays at this facility subsequent to the acquisition, major capital outlays included: $58 million to complete the construction of the Indiana Harbor cokemaking facility that commenced opera-tions in the first quarter of 1998; $30 million to complete the expansion of the Philadelphia refinery's cumene production facilities; $94 million for the scheduled turnaround and modernization of numerous units throughout the Company's refinery network; and $44 million to upgrade or acquire Sunoco(R) re-tail marketing locations in the Northeast.

In 1997, major capital expenditures included: $118 million for the then ongoing construction of the Indiana Harbor cokemaking facility; $25 million to begin the expansion of the Philadelphia refinery's cumene production capacity; $17 million for the scheduled turnaround of various units at the Philadelphia re-finery including a catcracker, a crude unit and a gasoline reformer; and $46 million largely for service station modernization activities in the Northeast.

In 1996, in addition to the $74 million acquisition of the Kendall lubricants business (of which $46 million related to working capital), major capital out-lays included: $81 million for branded marketing activities in the Northeast mainly for ongoing upgrades of service stations; $76 million for the six-week scheduled turnaround and modernization of the 86,000-barrel-per-day catalytic cracking unit, gas plant and ethylene complex at the Marcus Hook refinery; $37 million to complete the expansion of a propylene unit at the Marcus Hook refin-ery; and $19 million to begin construction of the Indiana Harbor cokemaking fa-cility.

The 1999 capital expenditure plan is comprised of $283 million for base infra-structure and legally required spending and $139 million for growth projects. The growth projects include expenditures to improve refinery efficiency, in-crease sales in Sunoco's retail marketing network and expand chemicals produc-tion.

ENVIRONMENTAL MATTERS
Sunoco is subject to numerous federal, state and local laws which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. These laws have required, and are expected to continue to require, Sunoco to make significant expenditures of both a capital and expense nature. The following table summarizes Sunoco's expenditures for environmental projects and compliance activities:

(Millions of Dollars)                              1998        1997        1996
-------------------------------------------------------------------------------
Pollution abatement capital*                       $ 35        $ 23        $ 29
Remediation                                          34          38          37
Operations, maintenance and administration          173         188         185
-------------------------------------------------------------------------------
                                                   $242        $249        $251
-------------------------------------------------------------------------------

* Capital expenditures for pollution abatement are expected to approximate $41 and $25 million in 1999 and 2000, respectively.

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act also requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. The Com-pany has implemented the first two phases of the reformulated gasoline regula-tions which require an increase in the minimum quantity of oxygen for certain non-attainment areas, a reduction in benzene content, and a reduction in sum-mertime Reid Vapor Pressure ("RVP"). Sunoco expects to implement the final more stringent phase of these regulations in 2000 with modest capital investment.

Pursuant to the Clean Air Act, the U.S. Environmental Protection Agency ("EPA") has under review whether it is appropriate to require more stringent emissions standards ("Tier 2 Standards") for new passenger cars and light duty trucks, effective no earlier than the 2004 model year. In connection with these poten-tial Tier 2 Standards, the EPA is considering mandated reductions in the sulfur levels in reformulated and conventional gasoline. It is anticipated that the EPA will issue final regulations by the end of 1999. While it is likely that the EPA will require gasoline sulfur reductions, there are a number of uncer-tainties about the final rule and how it would be implemented, including the allowable sulfur levels, the timing of any requirements, the areas of the coun-try that would be subject to any such requirements and the technology available to meet the requirements. While some of the alternatives would be potentially significant to Sunoco and its operations, the ultimate impact of the Tier 2 Standards cannot be determined until the EPA issues the finalized rule.

In order to obtain a secure supply of oxygenates, Sunoco entered into an off-take agreement with Belvieu Environmental Fuels ("BEF"), a joint venture in which Sunoco is a one-third partner, whereby Sunoco agreed to purchase all of the MTBE from BEF's production facility. In 1998 and 1996, Sunoco recorded pre-tax provisions amounting to $40 and $130 million, respectively, for estimated losses expected to be realized with respect to the off-take agreement. During 1998 and 1997, actual losses attributable to this agreement amounting to $47 and $65 million, respectively, were charged against the loss accrual. The ac-crual has a remaining balance of $58 million as of December 31, 1998. (See Note 14 to the consolidated financial statements.)

The EPA has convened an advisory Panel on Oxygenate Use in Gasoline (the "Pan-el"). The purpose of the Panel is to review public health and environmental is-sues that have been raised by the use of MTBE in gasoline, and specifically the discovery of MTBE in water supplies. The Panel is expected to make recommenda-tions to the EPA in mid-1999. Several states have also commenced review of the use of MTBE in gasoline. MTBE is the primary oxygenate used by Sunoco and throughout the industry to meet the reformulated gasoline requirements under the Clean Air Act. While restrictions on the use of MTBE could have a signifi-cant impact on Sunoco and its operations, it is not possible to reach any con-clusions until federal or state actions, if any, are taken.

The Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act as amended by the Resource Conser-vation and Recovery Act ("RCRA"), and related federal and state laws subject Sunoco to the potential obligation to remove or mitigate the environmental ef-fects of the disposal or release of certain pollutants at Sunoco's facilities and at third-party or formerly-owned sites. Under CERCLA, Sunoco is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1998, Sunoco had been named as a PRP at 55 sites identified or potentially identifiable as "Superfund" sites under CERCLA. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant cir-cumstances and, based upon the other parties involved or Sunoco's negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Under various environmental laws, including RCRA, Sunoco has initiated correc-tive remedial action at its facilities, formerly-owned facilities and third-party sites and could be required to undertake similar actions at various other sites. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time.

Sunoco establishes accruals related to environmental remediation activities for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. For a discussion of the accrued liabili-ties and charges against income related to these activities, see Note 14 to the consolidated financial statements.

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, aris-ing from the ownership and operation of its businesses. In 1998, the Company entered into several settlements which resolved a portion of these claims. As a result, the Company received net cash proceeds totalling $4 million in 1998 and $40 million in early 1999 and will receive an additional $14 million primarily during the remainder of 1999. A $58 million pretax gain ($38 million after tax) was recognized in 1998 in connection with these settlements. While negotiations are currently ongoing with certain of the other insurance companies to resolve the remaining litigation, the Company cannot quantify the ultimate outcome of this matter.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determina-tion of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the var-ious existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at multi-party sites, if any, in light of the number, participation level and financial viability of other parties.

Management believes that the overall expenditures for the matters discussed above are likely to be significant but are expected to be incurred over an ex-tended period of time and to be funded from Sunoco's net cash provided by oper-ating activities. Although potentially significant with respect to results of operations or cash flows for any one year, management believes that such costs will not have a material impact on Sunoco's consolidated financial position or, over an extended period of time, on Sunoco's cash flows or liquidity.

YEAR 2000 READINESS DISCLOSURE
Sunoco, like most companies, is faced with the Year 2000 Issue as a result of its use of computer systems that were designed to use two digits rather than four to define a year. For example, some computer software may interpret a date using the two digit representation "00" as the year 1900 instead of the year 2000. If not corrected, such misinterpreta-tions could result in outright system failures or in miscalculations causing operational or financial processing disruptions.

Sunoco began significant efforts to address its exposures related to the Year 2000 Issue in 1997. A project team was put in place to assess, remediate or re-place, test and implement computer systems and applications (which consist of internally developed and purchased computer applications, hardware, systems software and embedded chip and manufacturing process control systems) so that such systems and related processes will continue to operate and properly proc-ess information dated after December 31, 1999.

The initial phase of these plans, an inventory and assessment of potential problem areas, is complete. The remediation/replacement phase for the Company's key computer applications is substantially on schedule, and the Company esti-mates that as of December 31, 1998 it has completed approximately 90 percent of the activities in this phase. Testing is an ongoing process as software and hardware are remediated, upgraded or replaced. Additionally, from February 1999 through July 1999, the Company has planned a complete Year 2000 compliance readiness test and a full systems integration test in an environment that simu-lates the processing conditions that will exist after December 31, 1999. The Company anticipates that the remediation/replacement and testing phases for all of its computer applications will be completed by July 31, 1999. Notwithstand-ing this belief, the Company will develop contingency plans for these systems as well as the business processes and operations that they support. Such plans are expected to be complete by September 30, 1999.

With regard to third-party system interfaces, Sunoco's computer systems have been remediated to correctly interpret dates as they are currently supplied and to have the capability to both send and receive expanded dates if necessary. Third parties with whom the Company has interfaces have been contacted, advised of Sunoco's plans for such interfaces and asked to promptly notify the Company should their own remediation plans result in a change to their current system interface with the Company. To date, the Company has not been notified by any third party that an interface change will be required.

The total cost to Sunoco during the 1997-99 period of achieving Year 2000 com-pliant systems is currently estimated to be $37 million, which represents ap-proximately 20 percent of the information technology budget during that period. Such amount, which includes both expense and capital spending, is being funded from Sunoco's net cash flows from operating activities. It consists of $20 mil-lion of expense incurred modifying or repairing existing software and hardware and $17 million of capital expenditures replacing two key non-compliant systems with newly purchased systems that, in addition to being compliant, provide en-hanced business functionality. Through December 31, 1998, $25 million has been spent, of which $14 million relating to the modification or repair of existing software and hardware has been expensed and $11 million relating to the re-placement of the two non-compliant systems has been capitalized.

The Company is contacting its key customers and suppliers in writing in an at-tempt to ascertain their ability to continue to meet their obligations to the Company due to the Year 2000 Issue. The responses received are being evaluated, and the Company may choose to develop alternative sources of supply, markets or other contingency plans.

The failure to correct a material Year 2000 problem or the inability of any key customer, key supplier or a governmental agency to make the necessary computer system changes on a timely basis, could result in interruptions to Company op-erations or business activities. Such interruptions could have a material ad-verse impact on the Company's results of operations, liquidity or financial condition. Due to the general uncertainty inherent in the Year 2000 Issue, par-ticularly as it relates to the readiness of the Company's key customers and suppliers, and of governmental agencies, the Company cannot ascertain at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.

The foregoing Year 2000 discussion constitutes a "forward-looking" statement within the meaning of Section 21E of the Securities Exchange Act of 1934. It is based on management's current expectations, estimates and projections, which could ultimately prove to be inaccurate. Factors which could affect the Company's ability to be Year 2000 compliant by the end of 1999 include the failure of customers, suppliers and governmental agencies to achieve compli-ance, the inaccuracy of certifications received from them, and a shortage of necessary personnel to modify or repair existing software.

DERIVATIVE INSTRUMENTS
Sunoco uses futures and forward contracts to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales from fixed to floating price. In addition, price collars, swaps and option contracts are used to lock in a portion of the Company's electricity and natural gas refinery fuel costs. Sunoco also uses swaps, price collars and other contracts from time to time to hedge the unfavorable impact of significant increases in crude oil prices and to lock in what Sunoco considers to be favorable margins for various refined products. These contracts vary in duration but do not extend beyond 1999.

Sunoco is at risk for possible changes in the market value of all of its deriv-ative contracts; however, such risk would be mitigated by price changes in the underlying hedged transactions. At December 31, 1998, Sunoco had a net deferred loss of $5 million on its outstanding derivative contracts. The potential in-cremental loss from a hypothetical 10 percent adverse change in the year-end market prices of commodities that were being hedged by derivative contracts at December 31, 1998 was estimated to be $7 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts.

Sunoco also is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international fi-nancial institutions with high credit ratings. (See Note 17 to the consolidated financial statements.)

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") was issued. SFAS No. 133, which Sunoco expects to adopt effective January 1, 2000 when adoption is mandatory, changes the method of accounting for derivative instru-ments. The Company has not yet determined the impact that the new standard will have on its results of operations and financial position. For a further discus-sion concerning SFAS No. 133, see Note 1 to the consolidated financial state-ments.

CASH DIVIDENDS AND SHARE REDEMPTION AND REPURCHASES
The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1996-98 period, the quarterly cash dividend paid on common stock amounted to $.25 per share ($1.00 per year). The Company expects to continue to sustain the quarterly common stock cash dividend at its current level.

During the third quarter of 1995, Sunoco exchanged 25 million "depositary shares" for an equal number of shares of its common stock in a tax-free trans-action. Each depositary share represented ownership of one-half share of the Company's Series A cumulative preference stock. The depositary shares accrued dividends quarterly at a rate of $.45 per share, or one-half the rate paid on the preference stock. Cash dividends paid on the depositary shares totalled $1.80 per share in both 1996 and 1997 and $.8258 per share in 1998 prior to their redemption (see below).

On May 28, 1998, the Company redeemed all of its 24,067,520 then outstanding depositary shares. Under the terms of redemption, established when the deposi-tary shares were issued, each depositary share was redeemed in exchange for
0.949837 share of Sunoco's
common stock plus accrued and unpaid dividends of $.3758. The depositary-to-common stock exchange ratio represented the call price of $40 per depositary share payable in Sunoco common stock valued at $42.1125 per common share--the average of the closing prices for Sunoco common stock on the New York Stock Ex-change, as reported on the consolidated tape, for the five consecutive trading days from April 20 to April 24, 1998, inclusive. At the exchange ratio of
0.949837 share of common stock for each depositary share, 22,859,633 shares of Sunoco common stock held in treasury were reissued. In connection with this re-demption, a lawsuit has been filed alleging that Sunoco incorrectly calculated the exchange ratio and should have issued an additional 1.36 million shares of Sunoco common stock. The Company believes the exchange ratio was correctly cal-culated and is vigorously defending its position.

During the 1996-98 period, the Company repurchased 8,777,350 shares of its com-mon stock and 932,480 of its depositary shares for $349 million. These amounts include 3,154,343 shares of common stock purchased on December 28, 1998 for $121 million in cash under a forward purchase contract that Sunoco entered into during August 1998. On December 28, 1998, the Board of Directors authorized a new program to purchase up to an additional $150 million of Company common stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions. As of January 31, 1999, $155 million remained available under the share repurchase programs.

FORWARD-LOOKING STATEMENTS
Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements within the mean-ing of Section 21E of the Securities Exchange Act of 1934. Such statements gen-erally will be accompanied by words such as "anticipate," "believe," "esti-mate," "expect," "forecast," "intend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although Sunoco believes these forward-looking statements are rea-sonable, they are based upon a number of assumptions concerning future condi-tions, any or all of which may ultimately prove to be inaccurate. Such forward-looking statements involve risks and are inherently uncertain. Important fac-tors that could cause actual results to differ materially from those projected in such statements are discussed below.

Sunoco's operating results are dependent upon the reliability and efficiency of the Company's operating facilities, the level of operating expenses and hazards common to operating facilities (including equipment malfunction, explosions, fires, oil spills and the effects of severe weather conditions). Plans for the construction, modernization or debottlenecking of refineries, chemical plants and/or cokemaking facilities, and the utilization and timing of production from these facilities are subject to many factors, including unplanned delays, and the issuance of applicable building, environmental and other permits. Sunoco's income and revenues are affected by market supply and demand for Sunoco's prod-ucts and actions taken by competitors (including both pricing and expansion and retirement of refinery capacity in response to market conditions), as well as changes in industry-wide refining margins, market forces affecting the avail-ability and pricing of oxygenates such as MTBE, changes in crude oil and other raw material costs, and world and regional events that could significantly in-crease volatility in the marketplace.

The ability to meet liquidity requirements, including the funding of the Company's capital program from operations, is subject to changes in commodity prices and crude oil supply that could be affected by factors beyond Sunoco's control, such as embargoes, the continued discovery and production of light sweet crude oil, or military conflicts involving (or internal instability in) one or more oil-producing countries. Other factors that could affect Sunoco's business include the continued availability of debt and equity financing, changes in labor relations, nonperformance by major customers, general economic conditions (including recessionary trends, inflation and interest and currency exchange rates), and civil, criminal, regulatory or administrative actions, claims or proceedings. Sunoco's operations could also be affected by domestic and inter-national political, legislative, regulatory and legal actions, such as restric-tions on production, restrictions on imports and exports, price controls, tax increases and retroactive tax claims, expropriation of property and cancella-tion of contract rights. Sunoco is impacted by laws pertaining to workers' health and safety, and current or amended state and federal environmental and other similar regulations (including, particularly, regulations dealing with gasoline composition and characteristics) or the judicial interpretation of such regulations.

The factors identified above are believed to be important factors (but not nec-essarily all of the important factors) that could cause actual results to dif-fer materially from those expressed in any forward-looking statement made by Sunoco. Unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements. All forward-looking statements included in this Annual Report to Shareholders are expressly quali-fied in their entirety by the foregoing cautionary statements. The Company un-dertakes no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or fu-ture events.

----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
                                              Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares
Except Per Share Amounts)
----------------------------------------------------------------------------
For the Years Ended December 31               1998         1997         1996
----------------------------------------------------------------------------
REVENUES
Sales and other operating revenue
 (including consumer excise taxes)         $8,413      $10,464      $11,233
Interest income (Note 3)                       23            7           15
Other income (Note 4)                         147           60           52
----------------------------------------------------------------------------
                                            8,583       10,531       11,300
COSTS AND EXPENSES
Cost of products sold and operating
 expenses                                   5,646        7,610        8,718
Selling, general and administrative
 expenses                                     521          533          589
Consumer excise taxes                       1,559        1,563        1,612
Payroll, property and other taxes              82           78           89
Depreciation, depletion and
 amortization                                 257          259          267
Provision for write-down of assets
 and other matters (Note 2)                    58           32          356
Interest cost and debt expense                 77           78           79
Interest capitalized                           (6)          (7)          (2)
----------------------------------------------------------------------------
                                            8,194       10,146       11,708
Income (loss) from continuing
 operations before income tax expense
 (benefit)                                    389          385         (408)
Income tax expense (benefit) (Note 5)         109          122         (127)
----------------------------------------------------------------------------
Income (loss) from continuing
 operations                                   280          263         (281)
Income from discontinued operations
 (Note 2)                                      --           --          166
----------------------------------------------------------------------------
NET INCOME (LOSS)                             280          263         (115)
Dividends on preference stock                 (20)         (44)         (45)
----------------------------------------------------------------------------
Net income (loss) applicable to
 common shareholders                       $  260      $   219      $  (160)
----------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK
 (Note 6):
 Basic:
  Income (loss) from continuing
   operations                               $3.09        $3.03       $(4.43)
  Income from discontinued operations          --           --         2.26
----------------------------------------------------------------------------
  Net income (loss)                         $3.09        $3.03       $(2.17)
----------------------------------------------------------------------------
 Diluted:
  Income (loss) from continuing
   operations                               $2.95        $2.70       $(4.43)
  Income from discontinued operations          --           --         2.26
----------------------------------------------------------------------------
  Net income (loss)                         $2.95        $2.70       $(2.17)
----------------------------------------------------------------------------
 Weighted average number of shares
  outstanding:
  Basic                                      84.2         72.3         73.6
  Diluted                                    95.0         97.4         73.6
----------------------------------------------------------------------------
CASH DIVIDENDS PAID PER SHARE:
 Preference stock (Note 15)               $1.6516        $3.60        $3.60
 Common stock                               $1.00        $1.00        $1.00
----------------------------------------------------------------------------

                            (See Accompanying Notes)

----------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
                                              Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
----------------------------------------------------------------------------
At December 31                                              1998        1997
----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $   38      $   33
Accounts and notes receivable, net                           537         671
Inventories (Note 7)                                         483         431
Deferred income taxes (Note 5)                               122         113
----------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       1,180       1,248
----------------------------------------------------------------------------
Investments and long-term receivables (Note 8)               108         137
Properties, plants and equipment, net (Note 9)             3,346       3,064
Deferred charges and other assets                            215         218
----------------------------------------------------------------------------
TOTAL ASSETS                                              $4,849      $4,667
----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                          $  589      $  830
Accrued liabilities                                          488         534
Short-term borrowings (Note 10)                              120          --
Current portion of long-term debt (Note 11)                   69          12
Taxes payable                                                118          88
----------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  1,384       1,464
----------------------------------------------------------------------------
Long-term debt (Note 11)                                     823         824
Retirement benefit liabilities (Note 12)                     449         477
Deferred income taxes (Note 5)                               175          73
Other deferred credits and liabilities (Note 13)             504         367
Commitments and contingent liabilities (Note 14)
SHAREHOLDERS' EQUITY (Notes 15 and 16)
Cumulative preference stock--Series A, no par value
 Redeemed in 1998;
 Outstanding, 1997--12,057,150 shares                         --         723
Common stock, par value $1 per share
 Authorized--200,000,000 shares;
 Issued, 1998--132,026,021 shares;
 Issued, 1997--131,572,867 shares                            132         132
Capital in excess of par value                             1,393       1,361
Earnings employed in the business                          1,608       1,430
----------------------------------------------------------------------------
                                                           3,133       3,646
Less common stock held in treasury, at cost
 1998--41,621,835 shares; 1997--60,744,258 shares          1,619       2,184
----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                 1,514       1,462
----------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $4,849      $4,667
----------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
--------------------------------------------------------------------------------
For the Years Ended December 31                  1998         1997         1996
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                              $ 280        $ 263        $(115)
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Income from discontinued operations              --           --         (166)
  Gain on settlement of insurance
   litigation                                     (58)          --           --
  Provision for write-down of assets and
   other matters                                   58           32          356
  Gain on divestments                             (14)         (12)         (14)
  Depreciation, depletion and
   amortization                                   257          259          267
  Deferred income tax expense (benefit)            95          131         (129)
  Changes in working capital pertaining
   to operating activities:
   Accounts and notes receivable                  190          203         (198)
   Inventories                                    (43)          45           57
   Accounts payable and accrued
    liabilities                                  (361)        (383)         257
   Taxes payable                                   19          (51)           7
  Other                                           (71)         (35)          (7)
--------------------------------------------------------------------------------
 Net cash provided by continuing
  operating activities                            352          452          315
 Net cash provided by discontinued
  operating activities                             --           --           17
--------------------------------------------------------------------------------
Net cash provided by operating
 activities                                       352          452          332
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                            (457)        (380)        (408)
 Acquisition of Philadelphia phenol
  facility, net of $109 seller financing
  (Notes 2 and 18)                                (48)          --           --
 Acquisition of Kendall lubricants
  business (Notes 2 and 18)                        --           --          (74)
 Proceeds from divestments:
  International Production operations
   (Note 2)                                        --           --          278
  Suncor common stock (Note 2)                     --           --          135
  Other                                           136          182           32
 Investing activities of discontinued
  operations                                       --           --          (13)
 Other                                              9           11           --
--------------------------------------------------------------------------------
Net cash used in investing activities            (360)        (187)         (50)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from (repayments of)
  short-term borrowings                           108           --          (54)
 Proceeds from issuance of long-term
  debt                                             12           --           --
 Repayments of long-term debt                     (53)         (53)          (2)
 Proceeds from transferred interest in
  cokemaking operation                            200           --           --
 Cash dividend payments                          (102)        (117)        (119)
 Purchases of preference stock for
  retirement                                       (1)         (27)          (2)
 Purchases of common stock for treasury          (144)        (144)         (31)
 Proceeds from issuance of common stock
  under management incentive and
  employee option plans                            13           48            4
 Other                                            (20)          (6)         (22)
--------------------------------------------------------------------------------
Net cash provided by (used in) financing
 activities                                        13         (299)        (226)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                        5          (34)          56
Cash and cash equivalents at beginning
 of year                                           33           67           11
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $  38        $  33        $  67
--------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                  Sunoco, Inc. and Subsidiaries

(Dollars in Millions,
Shares in Thousands)
------------------------------------------------------------------------------------------------------------
                               Cumulative
                            Preference Stock        Common Stock               Earnings    Common Stock
                          ---------------------- ------------------ Capital in Employed  Held in Treasury
                          Number of  Liquidation Number of      Par  Excess of   in the  ------------------
                             Shares        Value    Shares    Value  Par Value Business    Shares      Cost
------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1995        12,500       $ 750    129,709      $130    $1,310    $1,518    55,699    $2,009
Net loss                        --          --         --        --        --      (115)       --        --
Cash dividend payments          --          --         --        --        --      (119)       --        --
Purchases for retirement       (39)         (2)        --        --        --        --        --        --
Purchases for treasury          --          --         --        --        --        --     1,185        31
Issued under management
 incentive plans                --          --         74        --         2        --        --        --
Issued under employee
 option plan                    --          --         88        --         2        --        --        --
Other                           --          --          1        --         2        --        (4)       --
------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1996        12,461       $ 748    129,872      $130    $1,316    $1,284    56,880    $2,040
Net income                      --          --         --        --        --       263        --        --
Cash dividend payments          --          --         --        --        --      (117)       --        --
Purchases for retirement      (404)        (25)        --        --        (2)       --        --        --
Purchases for treasury          --          --         --        --        --        --     3,864       144
Issued under management
 incentive plans                --          --      1,051         1        29        --        --        --
Issued under employee
 option plan                    --          --        647         1        17        --        --        --
Other                           --          --          3        --         1        --        --        --
------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1997        12,057       $ 723    131,573      $132    $1,361    $1,430    60,744    $2,184
Net income                      --          --         --        --        --       280        --        --
Cash dividend payments          --          --         --        --        --      (102)       --        --
Purchases for retirement       (23)         (1)        --        --        --        --        --        --
Purchases for treasury          --          --         --        --        --        --     3,728       144
Redemption of preference
 stock in exchange
 for common stock (Note
 15)                       (12,034)       (722)        --        --        13        --   (22,860)     (709)
Issued under management
 incentive plans                --          --        321        --         9        --        --        --
Issued under employee
 option plan                    --          --        132        --         4        --        --        --
Other                           --          --         --        --         6        --        10        --
------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1998            --       $  --    132,026      $132    $1,393    $1,608    41,622    $1,619
------------------------------------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        Sunoco, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE IN COMPANY NAME
Sun Company, Inc. changed its name to Sunoco, Inc. effective November 6, 1998.

PRINCIPLES OF CONSOLIDATION
Sunoco, Inc. and all operations that are controlled (generally more than 50 percent owned) except those accounted for as investments in operations held for sale and discontinued operations (collectively, "Sunoco" or the "Company") are consolidated. Affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

USE OF ESTIMATES
Certain amounts included in the accompanying consolidated financial statements and related footnotes reflect the use of estimates based on assumptions made by management. Actual amounts could differ from these estimates.

CASH EQUIVALENTS
Sunoco considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and certificates of deposit.

INVENTORIES
Inventories are valued at the lower of cost or market. The cost of crude oil and refined product inventories is determined using the last-in, first-out method ("LIFO"). The cost of materials, supplies and other inventories is de-termined using principally the average cost method.

DEPRECIATION AND RETIREMENTS
Plants and equipment and capitalized coal mine development costs are generally depreciated on a straight-line basis over their estimated useful lives. Coal property acquisition costs are depleted by the unit of production method based on proven reserves. Gains and losses on the disposals of fixed assets are gen-erally reflected in income.

ENVIRONMENTAL REMEDIATION
Sunoco accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasona-bly estimable. Such accruals are undiscounted and are based on currently avail-able information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations.

MAINTENANCE SHUTDOWNS
Maintenance and repair costs in excess of $500 thousand incurred in connection with major maintenance shutdowns are capitalized when incurred and amortized over the period benefitted by the maintenance activities.

DERIVATIVE INSTRUMENTS
Sunoco uses swaps, options, futures, forwards and other off-balance sheet com-modity-based financial and nonfinancial derivative instruments to hedge its ex-posure to crude oil, natural gas, refined product and electricity price vola-tility. Such contracts, which effectively meet the Company's risk reduction and correlation criteria, are accounted for principally using hedge accounting as prescribed by Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("existing hedge accounting"). Effectiveness is measured based upon the correlation between the gains and losses on the derivative con-tracts and the corresponding offsetting changes in the market value of the items being hedged. Under existing hedge accounting, gains or losses on deriva-tive contracts (whether or not held until the items being hedged are recognized in income) are deferred and recognized in cost of products sold and operating expenses in the same periods as the items being hedged. In the event a deriva-tive contract were to become ineffective as a hedge or if an anticipated trans-action being hedged were no longer likely to occur, any related unrealized de-rivative gain or loss would be recognized in income at such time. The cash flows from hedge contracts are included in operating activities in the consoli-dated statements of cash flows. Sunoco does not hold or issue derivative in-struments for trading purposes.

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") was issued. Sunoco expects to adopt SFAS No. 133 effective January 1, 2000 when adoption is mandatory. It will require the Company to recognize all derivative contracts on the balance sheet at their fair value. Changes in fair value of derivative con-tracts that are not hedges will be recognized in net income as they occur. If the derivative contracts are hedges, depending on their nature, changes in their fair values will either be offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and subsequently recognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts designated as hedges will be immediately recognized in net income. The Company has not yet determined the impact that SFAS No. 133 will have on its results of operations or its financial position.

STOCK-BASED COMPENSATION
The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") (Note 16).

2. CHANGES IN BUSINESS

The following is a summary of Sunoco's significant changes in business during the three-year period ended December 31, 1998:

ACQUISITIONS OF PHENOL FACILITY AND KENDALL LUBRICANTS BUSINESS
On June 30, 1998, Sunoco acquired the Philadelphia phenol facility of AlliedSignal Inc. ("Allied") for $157 million. Of this amount, $48 million was paid on the acquisition date, $41 million was paid in the second half of 1998 and $68 million will be paid in monthly installments during 1999. In connection with this acquisition, Sunoco has entered into a long-term contract to supply Allied with approximately 735 million pounds of phenol annually at a price based on the market value of cumene feedstock plus an amount approximating other phenol production costs.

On November 1, 1996, Sunoco acquired the Kendall lubricants blending, packaging and marketing business for $74 million.

These acquisitions have been accounted for as purchases. Their results of oper-ations have been included in the consolidated statements of operations since their acquisition dates. The purchase price of each acquisition has been allo-cated to the assets acquired and liabilities assumed based on their relative fair market values at the respective acquisition dates (Note 18).

The unaudited pro forma net income and net income per share of common stock on a diluted basis of Sunoco for the years ended December 31, 1998 and 1997, as if the acquisition of the phenol facility had occurred on January 1, 1997, were $294 million ($3.09 per share) and $280 million ($2.87 per share), respective-ly. The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been con-ducted during the periods presented and is not intended to be a projection of future results.

WRITE-DOWNS OF ASSETS AND OTHER MATTERS
The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                           Pretax  After-Tax
(Millions of Dollars)  Provisions Provisions
--------------------------------------------
1998
MTBE purchase
 commitment                  $ 40       $ 26
Other                          18         12
--------------------------------------------
                             $ 58       $ 38
--------------------------------------------
1997
Employee terminations
 and related costs           $ 32       $ 21
--------------------------------------------
1996
Reconfiguration
 projects:
 Philadelphia refinery       $ 85       $ 53
 Puerto Rico refinery          85         80
MTBE purchase
 commitment                   130         85
Other                          56         36
--------------------------------------------
                             $356       $254
--------------------------------------------

During the fourth quarter of 1998, Sunoco added to the accrual it established on December 31, 1996 for estimated losses expected to be realized from an off-take agreement to purchase MTBE (Note 14). In addition, Sunoco established an accrual for environmental remediation activities, increased the estimated net realizable value of a previously written down asset held for sale and recorded provisions to write-down its MTBE inventory to market value and to write-off certain assets primarily in its refining and marketing business.

During the first quarter of 1997, Sunoco established an accrual for approxi-mately 320 involuntary employee terminations and related costs. The employee reductions were throughout the organization and included senior management, support staff and operations personnel.

During the fourth quarter of 1996, Sunoco reconfigured the Philadelphia refin-ery to process only sweet crude oil and to cease asphalt production. This reconfiguration continued the integration of the Point Breeze and Girard Point facilities at the Philadelphia, PA, refinery. In late 1996, Sunoco also an-nounced that it would reconfigure the Puerto Rico refinery commencing in the first quarter of 1997 to significantly reduce fuels production while fully maintaining the volume and quality of lubricants production. In connection with these reconfigurations, Sunoco recorded provisions to write off redundant and/or unprofitable processing units and established accruals for environmental remediation activities, employee terminations and related costs. In addition, at December 31, 1996, Sunoco established accruals for estimated losses expected to be realized with respect to the off-take agreement to purchase MTBE and for other environmental remediation activities and recorded a provision to write down to fair value certain assets in its refining and marketing business.

DISCONTINUED OPERATIONS
On September 30, 1996, Sunoco completed the sale of its international oil and gas production business for $278 million in cash. The sale of this business represents the completion of the Company's withdrawal from oil and gas explora-tion and production activities. The Company withdrew from international explo-ration activities in 1992 and divested its remaining 55-percent interest in Suncor Inc., a Canadian integrated oil company, on June 8, 1995. Sunoco re-ceived $770 million from the sale of Suncor, after commissions and discounts, of which $635 million was received in June 1995 and $135 million was received in June 1996.

The international oil and gas production business was classified as a discon-tinued operation during 1996 up to its September 30 divestment date. The fol-lowing is a summary of the income from this discontinued operation during the nine-month period:

(Millions of Dollars)
----------------------------------------------
Income before income tax benefit          $152
Income tax benefit                          14
----------------------------------------------
Income from discontinued
 operations                               $166
----------------------------------------------

Included in the table above is a $125 million divestment gain (comprised of a pretax gain of $93 million and an income tax benefit of $32 million). Prior to its divestment, sales and other operating revenue in 1996 from this business totalled $187 million.

3. SETTLEMENT OF INCOME TAX DISPUTES

In 1998, Sunoco settled certain income tax disputes with the Internal Revenue Service related to deductions claimed in prior years. These settlements, which include the recognition of $15 million of interest income, increased 1998 net income by $12 million.

4. OTHER INCOME

(Millions of Dollars)        1998 1997 1996
-------------------------------------------
Gain on settlement of
 insurance litigation (Note
 14)                         $ 58  $--  $--
Equity in earnings of
 affiliated companies          26   25   24
Gain on divestments            14   12   14
Investment income from
 insurance consortia           12   --   --
Other                          37   23   14
-------------------------------------------
                             $147 $ 60 $ 52
-------------------------------------------

During 1998, petroleum industry insurance consortia in which the Company par-ticipates made cash distributions to their shareholders. Sunoco's share of these distributions (including a return of its capital investment) amounted to $17 million and increased 1998 net income by $7 million.

5. INCOME TAXES

The components of income tax expense (benefit) from continuing operations are as follows:

(Millions of Dollars)     1998  1997   1996
--------------------------------------------
Income taxes currently
payable:
 U.S. federal             $ 12  $ (9) $  --
 State and other             2    --      2
--------------------------------------------
                            14    (9)     2
--------------------------------------------
Deferred taxes:
 U.S. federal               96   130   (118)
 State and other            (1)    1    (11)
--------------------------------------------
                            95   131   (129)
--------------------------------------------
                          $109  $122  $(127)
--------------------------------------------

The reconciliation of income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) from continuing operations is as follows:

(Millions of Dollars)     1998   1997   1996
---------------------------------------------
Income tax expense
 (benefit) at U.S.
 statutory rate of 35
 percent                  $136   $135  $(143)
Increase (reduction) in
income taxes resulting
from:
 Puerto Rico possession
  tax credit               (13)*   --     25
 Dividend exclusion for
  affiliated companies      (3)    (4)    (4)
 Nonconventional fuel
  credit                    (2)    --     --
 State income taxes net
  of Federal income tax
  effects                   --     --     (2)
 Other                      (9)    (9)    (3)
---------------------------------------------
                          $109   $122  $(127)
---------------------------------------------

* During 1998, Sunoco revoked its election under the Internal Revenue Code concerning the Puerto Rico possession tax credit. The $13 million tax benefit resulted primarily from recognition of additional deferred tax benefits associated with the write-down of assets recorded in 1996 in connection with the project to reconfigure the Company's Puerto Rico refinery (Note 2).

The tax effects of temporary differences which comprise the net deferred income tax asset (liability) are as follows:

                              December 31
                           -----------------
(Millions of Dollars)        1998      1997
--------------------------------------------
Deferred tax assets:
 Retirement benefit
  liabilities               $ 142     $ 152
 Environmental
  remediation
  liabilities                  63        70
 Other liabilities not
  yet deductible              251       203
 Federal net operating
  loss carryforward            --        50
 Alternative minimum tax
  credit carryforward*         67        60
 Other                         85        66
 Valuation allowance**        (32)      (32)
--------------------------------------------
                              576       569
--------------------------------------------
Deferred tax
 liabilities:
 Properties, plants and
  equipment                  (581)     (469)
 Other                        (48)      (60)
--------------------------------------------
                             (629)     (529)
--------------------------------------------
Net deferred income tax
 asset (liability)          $ (53)    $  40
--------------------------------------------

 * Alternative minimum tax credit carryforwards may be carried forward indefi-nitely.
** The valuation allowance reduces certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax asset (liability) is classified in the consolidated balance sheets as follows:

                         December 31
                        -------------
(Millions of Dollars)    1998   1997
-------------------------------------
Current asset          $  122   $113
Noncurrent liability     (175)   (73)
-------------------------------------
                       $  (53)  $ 40
-------------------------------------

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share ("EPS") for 1998 and 1997:

(In Millions, Except Per Share Amounts)      1998     1997
----------------------------------------------------------
Net income after dividends
 on preference stock (basic
 EPS numerator)                              $260     $219
Add: Dividends on
 preference stock                              20       44
----------------------------------------------------------
Net income (diluted EPS
 numerator)                                  $280     $263
----------------------------------------------------------
Weighted average number of
 common shares outstanding
 (basic EPS denominator)                     84.2     72.3
Add effect of dilutive
 securities:
 Redeemable preference
  shares (Note 15)                            9.8     24.6
 Stock incentive awards                       1.0       .5
----------------------------------------------------------
Weighted average number of
 shares (diluted EPS
 denominator)                                95.0     97.4
----------------------------------------------------------
Basic EPS                                   $3.09    $3.03
Diluted EPS                                 $2.95    $2.70
----------------------------------------------------------

In 1996, since both the assumed issuance of common stock under stock incentive awards and the assumed redemption of preference shares would not have been dilutive, diluted per share amounts are equal to basic per share amounts.

7. INVENTORIES

                                December 31
                              ---------------
(Millions of Dollars)           1998     1997
---------------------------------------------
Crude oil                       $184     $150
Refined products                 219      214
Materials, supplies and
 other                            80       67
---------------------------------------------
                                $483     $431
---------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $205 and $492 million at December 31, 1998 and 1997, respec-tively. During 1996, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduc-tion was to decrease the 1996 net loss by $8 million.

8. INVESTMENTS AND LONG-TERM RECEIVABLES

                                December 31
                              ---------------
(Millions of Dollars)            1998     1997
----------------------------------------------
Investments in and advances
 to affiliated companies         $ 80     $ 77
Investment in real estate
 operations held for sale          12       43
Accounts and notes
 receivable                        16       12
Other investments                  --        5
----------------------------------------------
                                 $108     $137
----------------------------------------------

Dividends received from affiliated companies amounted to $15, $13 and $15 mil-lion in 1998, 1997 and 1996, respectively. Earnings employed in the business at December 31, 1998 include $53 million of undistributed earnings of affiliated companies.

9. PROPERTIES, PLANTS AND EQUIPMENT

                                    Accumulated
                            Gross Depreciation,
(Millions of Dollars)  Investment Depletion and        Net
December 31               at Cost  Amortization Investment
----------------------------------------------------------
1998
Refining and
 marketing*                $5,781        $2,709     $3,072
Cokemaking and
 coal mining                  466           193        273
Corporate                       1            --          1
----------------------------------------------------------
                           $6,248        $2,902     $3,346
----------------------------------------------------------
1997
Refining and
 marketing*                $5,424        $2,586     $2,838
Cokemaking and
 coal mining                  413           188        225
Corporate                       1            --          1
----------------------------------------------------------
                           $5,838        $2,774     $3,064
----------------------------------------------------------

* Includes gross amounts leased to third parties totalling $529 and $569 mil-lion at December 31, 1998 and 1997, respectively. Related accumulated depreciation totalled $229 and $224 million at December 31, 1998 and 1997, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 1998 are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 1999                          $38
 2000                           25
 2001                           10
 2002                            1
 2003                            1
 Thereafter                      1
----------------------------------
                               $76
----------------------------------

10. SHORT-TERM BORROWINGS AND CREDIT FACILITIES

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002 bearing interest based on selected reference rates. The Company can borrow directly from the participating banks under this Agreement or use it to support commercial paper issued by Sunoco. The Agreement is subject to commitment fees, the amounts of which are not material. Under the terms of the Agreement, Sunoco is required, among other things, to maintain consolidated net worth of at least $1.0 billion. At Decem-ber 31, 1998, the Company's consolidated net worth was $1.5 billion. Amounts outstanding from the participating banks under the Agreement totalled $120 mil-lion at December 31, 1998. This borrowing bears interest based on the New
York interbank Eurodollar rate (5.84 percent at December 31, 1998). Sunoco also has access to short-term financing under a non-committed money market facility. There were no other amounts outstanding related to the above short-term borrow-ing arrangements at December 31, 1998 or 1997.

11. LONG-TERM DEBT

                                  December 31
                                 -------------
(Millions of Dollars)            1998     1997
----------------------------------------------
9 3/8% debentures due 2016       $200     $200
9% debentures due 2024            100      100
8 1/8% notes due 1999             150      150
7.95% notes due 2001              150      150
7 1/8% notes due 2004             100      100
7.60% environmental
 industrial revenue bonds
 due 2024                         100      100
6 3/4% convertible
 debentures due 2012
 (Note 15)                         10       10
Non-interest bearing seller
 financing                         68       --
Other                              17       30
----------------------------------------------
                                  895      840
Less:unamortized discount           3        4
  current portion                  69       12
----------------------------------------------
                                 $823     $824
----------------------------------------------

The Company's 8 1/8 percent notes due in 1999 have not been classified as cur-rent portion of long-term debt since Sunoco has the ability and intent to refi-nance this obligation on a long-term basis.

On June 30, 1998, $109 million of non-interest bearing seller financing with an imputed rate of 7 percent was provided by AlliedSignal Inc. in connection with the Company's acquisition of Allied's Philadelphia phenol facility (Note 2). At December 31, 1998, $68 million remained outstanding which will be repaid in monthly installments during 1999.

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 1999 through 2003, after giving effect to the planned refinancing of the 8 1/8 percent notes on a long-term basis, is as follows (in millions of dollars):

-------------------------------

1999     $ 69     2002      $--
2000     $  1     2003      $--
2001     $150

-------------------------------

12. RETIREMENT BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS AND POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE PLANS
Sunoco has noncontributory defined benefit pension plans ("defined benefit plans") which provide retirement benefits for the majority of its employees. Sunoco also has plans which provide health care and life insurance benefits for substantially all of its retirees ("postretirement benefit plans"). The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees.

Pension and postretirement health care and life insurance expense (benefit) consisted of the following components:

                                  Defined                Postretirement
                               Benefit Plans             Benefit Plans
                          -------------------------  ------------------------
(Millions of Dollars)      1998      1997      1996  1998      1997      1996
------------------------------------------------------------------------------
Service cost (cost of
 benefits earned during
 the year)                $  26     $  26     $  29   $ 5       $ 4       $ 5
Interest cost on benefit
 obligation                  87        92        91    23        23        23
Expected return on plan
 assets                    (108)     (105)     (100)   --        --        --
Amortization of:
 Net transition asset        (9)       (9)       (9)   --        --        --
 Prior service cost
  (benefit)                   1         1         1    (8)       (8)       (8)
 Unrecognized losses          2         2         2    --        --        (1)
Curtailment (gains)
 losses*                     --         2        --    --        (5)       --
------------------------------------------------------------------------------
                          $  (1)    $   9     $  14   $20       $14       $19
------------------------------------------------------------------------------

*Recognized in connection with the employee termination program implemented during 1997 (Note 2).

The following tables set forth the components of the changes in benefit obliga-tions and fair value of plan assets during 1998 and 1997 as well as the funded status and amounts both recognized and not recognized in the balance sheets at December 31, 1998 and 1997:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           1998    1997     1998     1997
-------------------------------------------------------------------------------
Benefit obligation at beginning of year*      $1,268  $1,242     $336     $332
Service cost                                      26      26        5        4
Interest cost                                     87      92       23       23
Actuarial (gains) losses                          24      81        8       (2)
Acquisitions                                      17      --        3       --
Benefits paid                                   (141)   (176)     (28)     (27)
Premiums paid by participants                     --      --        4        4
Other                                             --       3       (3)       2
-------------------------------------------------------------------------------
Benefit obligations at end of year*           $1,281  $1,268     $348     $336
-------------------------------------------------------------------------------
Fair value of plan assets at beginning of
 year**                                       $1,277  $1,242
Actual return on plan assets                     172     197
Employer contributions                            13      --
Acquisitions                                      15      --
Benefits paid from plan assets                  (127)   (162)
-------------------------------------------------------------
Fair value of plan assets at end of year**    $1,350  $1,277
-------------------------------------------------------------
Benefit obligation (in excess of) less than
 plan assets at end of year                   $   69  $    9    $(348)   $(336)
Unrecognized net transition asset                (10)    (19)      --       --
Unrecognized prior service cost (benefit)         11      13      (47)     (51)
Unrecognized net (gain) loss                    (101)    (60)      19       10
-------------------------------------------------------------------------------
Net liability recognized in balance sheet at
 end of year                                  $  (31) $  (57)   $(376)   $(377)
-------------------------------------------------------------------------------
* Represents the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation ("APBO") for postretirement benefit plans.
** Less than 1 percent of plan assets was invested in Company stock.

The net liability recognized in the balance sheets at December 31, 1998 and 1997 is classified as follows:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           1998    1997     1998     1997
-------------------------------------------------------------------------------
Retirement benefit liabilities                $  (73) $ (100)   $(376)   $(377)
Deferred charges and other assets*                42      43       --       --
-------------------------------------------------------------------------------
                                              $  (31) $  (57)   $(376)   $(377)
-------------------------------------------------------------------------------
* Represents an intangible asset for which an equivalent additional minimum li-
  ability is included in retirement benefit liabilities.

Certain of the Company's defined benefit plans have accumulated benefit obliga-tions in excess of the fair value of plan assets. The total projected benefit obligations, accumulated benefit obligations and fair value of plan assets of such plans were $255, $234 and $106 million, respectively, as of December 31, 1998 and $254, $232 and $94 million, respectively, as of December 31, 1997.

The following weighted average assumptions were used during 1998 and 1997 in accounting for the plans:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           1998    1997     1998     1997
-------------------------------------------------------------------------------
Discount rate                                  6.75%   7.00%    6.75%    7.00%
                                                              ----------------
Long-term rate of return on plan assets        9.00%   9.00%
Rate of compensation increase                  4.00%   4.00%
------------------------------------------------------------

The health care cost trend assumptions used at December 31, 1998 and 1997 to compute the APBO for the postretirement benefit plans were 6.8 and 7.0 percent, respectively, which are assumed to decline gradually to 5.5 percent in 2001 and to remain at that level thereafter.

A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 1998:

                         1-Percentage   1-Percentage
(Millions of Dollars)  Point Increase Point Decrease
----------------------------------------------------
Effect on total
 of service and
 interest cost
 components of
 postretirement
 benefits
 expense                           $1            $(1)
Effect on APBO                     $4            $(6)
-----------------------------------------------------

DEFINED CONTRIBUTION PENSION PLANS
Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $18, $17 and $18 million in 1998, 1997 and 1996, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 per-cent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock own-ership plan which contains a provision designed to permit SunCAP, only upon ap-proval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 1998, no such borrowings had been approved.

13. TRANSFERRED INTERESTS IN COKEMAKING OPERATIONS

In 1998, Sunoco transferred an interest in its Indiana Harbor cokemaking opera-tion in East Chicago, IN, to a third party for $200 million in cash. In 1995, Sunoco transferred an interest in its Jewell cokemaking operation in Vansant, VA, to another third party for $95 million in cash. The investors are entitled to 95 percent of the cash flows and tax benefits from the respective cokemaking operations until certain cumulative return targets have been met. After these preferential return periods, which are expected to end in 2002 and 2000, re-spectively, the third parties will be entitled to variable minority interests in the cash flows and tax benefits from the respective operations ranging from 5 to 25 percent. Sunoco did not recognize any gain or loss on these transac-tions. The outstanding balance attributable to the transferred interests in these operations totalled $226 and $69 million at December 31, 1998 and 1997, respectively, and is reflected in other deferred credits and liabilities in the consolidated balance sheets.

14. COMMITMENTS AND CONTINGENT LIABILITIES

Sunoco, as lessee, has noncancelable operating leases for marine transportation time charters and for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1998, 1997 and 1996 amounted to $118, $107 and $97 million, respectively. Approximately 8 per-cent of total rental expense was recovered through related sublease rental in-come during 1998.

The aggregate amount of future minimum annual rentals applicable to noncancel-able operating leases are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 1999                         $ 63
 2000                           52
 2001                           65
 2002                           73
 2003                           62
 Thereafter                    214
----------------------------------
                              $529
----------------------------------

A wholly owned subsidiary of the Company is a one-third partner in Belvieu En-vironmental Fuels ("BEF"), a joint venture formed for the purpose of construct-ing, owning and operating a methyl tertiary butyl ether ("MTBE") production fa-cility in Mont Belvieu, Texas. The facility was completed in 1995.

In order to obtain a secure supply of oxygenates for the manufacture of refor-mulated gasoline, Sunoco entered into an off-take agreement with BEF whereby Sunoco agreed to purchase all of the MTBE production from the plant. For the first 14,000 barrels daily of production, Sunoco agreed to pay BEF prices through May 1997 based on the market value of MTBE feedstocks (methanol and bu-tane) plus a fixed amount per gallon (the "formula price"), and thereafter through May 2000 based on the then-existing MTBE prices per gallon in the con-tract market (the "contract market price"). Sunoco also agreed to pay BEF the current spot market price for production above 14,000 barrels daily. In addi-tion, the price to be paid by Sunoco for the first 12,600 barrels daily of MTBE production through May 2000, at a minimum, generally will equal the sum of BEF's annual raw material and cash operating costs associated with this produc-tion plus BEF's debt service payments (collectively, the "minimum price") if the minimum price per gallon exceeds the applicable formula or contract market price. After May 2000, Sunoco and BEF will negotiate a new price for the last four years of the agreement based upon the market conditions existing at that time.

Sunoco's total MTBE purchases under this agreement were $182, $235 and $214 million during 1998, 1997 and 1996, respectively. The first 14,000 barrels daily of MTBE production were based upon the formula price through May 1997. Thereafter, the first 12,600 barrels daily of MTBE purchases under the agree-ment have been based upon the minimum price. The formula prices paid by Sunoco during most of 1996 were believed to have approximated prices of other MTBE long-term sales agree-ments in the marketplace. However, management determined that the contract mar-ket changed in the latter part of 1996 as feedstock-plus-fixed-priced contracts expired and were replaced by spot-market-price-based contracts, which have been more favorable to the purchaser. Management also determined that the spot mar-ket for MTBE had developed by the latter part of 1996. During the fourth quar-ter of 1996, spot market prices for MTBE were less than the prices paid by Sunoco under the off-take agreement with BEF. At that time, the Company ex-pected this adverse relationship to continue into the future. Accordingly, a $130 million accrual ($85 million after tax) was established at December 31, 1996 for the estimated losses expected to be realized with respect to this agreement.

The $130 million loss accrual was based primarily on the Company's marketplace assumptions concerning the worldwide supply and demand for MTBE through May 2000. At December 31, 1996, the Company believed that MTBE demand would in-crease in 1999 largely as a result of various jurisdictions electing to volun-tarily comply with (or opt into) the reformulated gasoline requirements of the Clean Air Act by the end of 1998. At December 31, 1998, the number of "opt ins" was lower than what the Company had originally anticipated and certain other jurisdictions are considering "opting out" of the voluntary reformulated fuel requirements. As a result of these and other market factors, management now be-lieves that MTBE demand will not increase as previously anticipated. According-ly, an additional $40 million provision ($26 million after tax) was added to the accrual in December 1998 for incremental losses expected to be realized with respect to this agreement. During 1998 and 1997, actual MTBE purchase costs in excess of spot market prices totalling $47 and $65 million, respec-tively, were charged against the accrual. The accrual has a remaining balance of $58 million as of December 31, 1998.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dol-lars):

--------------------------------------------
Year ending December 31:
 1999                                   $ 10
 2000                                     10
 2001                                     10
 2002                                     10
 2003                                      9
 2004 through 2018                        93
--------------------------------------------
  Total                                  142
 Less: Amount representing interest       59
--------------------------------------------
  Total at present value                $ 83
--------------------------------------------

Payments under these agreements, including variable components, commenced in mid-1998 and totalled $8 million.

Sunoco is contingently liable under various arrangements which guarantee debt of affiliated companies and others aggregating approximately $27 million at December 31, 1998 and maturing at various dates through 2013.

Sunoco is subject to numerous federal, state and local laws which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. These laws result in liabilities and loss con-tingencies for remediation at Sunoco's facilities and at third-party or former-ly-owned sites. The accrued liability for environmental remediation is classi-fied in the consolidated balance sheets as follows:

                                 December 31
                                -------------
(Millions of Dollars)           1998     1997
---------------------------------------------
Accrued liabilities             $ 56     $ 59
Other deferred credits and
 liabilities                     126      145
---------------------------------------------
                                $182     $204
---------------------------------------------

Pretax charges against income for environmental remediation totalled $13, $6 and $56 million in 1998, 1997 and 1996, respectively. The high level of expense in 1996 was largely attributable to accruals for remediation activities associ-ated with the reconfigurations of the Philadelphia and Puerto Rico refineries and to increased accruals at service station sites (Note 2). The 1996 service station accruals were determined utilizing regulatory changes which incorpo-rated a risk-based methodology and clarified previously uncertain remediation requirements. Claims for recovery of environmental liabilities that are proba-ble of realization totalled $3 million at December 31, 1998 and are included in deferred charges and other assets in the consolidated balance sheets.

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, aris-ing from the ownership and operation of its businesses. In 1998, the Company entered into several settlements which resolved a portion of these claims. As a result, the Company received net cash proceeds totalling $4 million in 1998 and $40 million in early 1999 and will receive an additional $14 million primarily during the remainder of 1999. A $58 million pretax gain ($38 million after tax) was recognized in other income in 1998 in connection with these settlements. While negotiations are currently ongoing with certain of the other insurance companies to resolve the remaining liti-gation, the Company cannot quantify the ultimate outcome of this matter.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determina-tion of the extent of contamination at each site, the timing and nature of re-quired remedial actions, the technology available and needed to meet the vari-ous existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco's liability at multi-party sites, if any, in light of the number, participation levels and financial viability of other parties.

Many other legal and administrative proceedings are pending against Sunoco. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that any expendi-tures attributable to these matters will be incurred over an extended period of time and will be funded from Sunoco's net cash flows from operating activities. Although the ultimate impact of these matters could have a significant impact on results of operations for any one year, management of Sunoco believes that any additional liabilities which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sunoco at De-cember 31, 1998.

15. SHAREHOLDERS' EQUITY

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of Su-noco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 1998, there were 242,981 shares of common stock reserved for this potential conversion (Note 11).

On August 3, 1995, the Company issued 12,500,000 shares of Series A cumulative preference stock in exchange for 25,000,000 shares of Company common stock in a tax-free transaction. Each share of preference stock was evidenced by two "de-positary shares", which were entitled, proportionally, to all the rights, pref-erences and privileges of the underlying preference stock. On May 28, 1998, the Company redeemed all of its 12,033,760 then outstanding shares of preference stock. Under the terms of redemption, established when the shares of preference stock were issued, each preference share was redeemed in exchange for 1.899674 shares of Sunoco's common stock plus accrued and unpaid dividends of $.7516. The preference-to-common stock exchange ratio represented the call price of $80 per preference share payable in Sunoco common stock valued at $42.1125 per com-mon share--the average of the closing prices for Sunoco common stock on the New York Stock Exchange, as reported on the consolidated tape, for the five consec-utive trading days from April 20 to April 24, 1998, inclusive. At the exchange ratio of 1.899674 shares of common stock for each share of preference stock, 22,859,633 shares of Sunoco common stock held in treasury were reissued. In connection with this redemption, a lawsuit has been filed alleging that Sunoco incorrectly calculated the exchange ratio and should have issued an additional
1.36 million shares of Sunoco common stock. The Company believes the exchange ratio was correctly calculated and is vigorously defending its position.

During the 1996-98 period, the Company repurchased 8,777,350 shares of its com-mon stock and 932,480 of its depositary shares for $349 million. These amounts include 3,154,343 shares of common stock purchased on December 28, 1998 for $121 million in cash under a forward purchase contract that Sunoco entered into during August 1998. On December 28, 1998, the Board of Directors authorized a new program to purchase up to an additional $150 million of Company stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions. As of January 31, 1999, $155 million remained available under the share repurchase programs.

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation.

On February 1, 1996, the Company adopted a shareholder rights plan and desig-nated 1,743,019 shares of its preference stock as Series B participating cumu-lative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock outstand-ing on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. The Rights are attached to the common stock until they become exercis-able. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock or an-nounces a tender offer for 15 percent or more of the common stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Se-ries B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the common stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in certain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to ex-change one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the common stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the common stock. In general, none of the benefits of the Rights will be avail-able to a holder of 15 percent or more of the common stock. The Rights will ex-pire on February 12, 2006, unless earlier exchanged or redeemed.

The Employee Option Plan ("EOP") provides for the award of stock options to all employees (other than executives) of the Company and certain subsidiaries. The awards have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair mar-ket value on the date of grant. Since its adoption, stock option awards for 1,963,280 shares were made to eligible employees under EOP.

16. MANAGEMENT INCENTIVE PLANS

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan ("LTPEP"). The EIP pro-vides for the payment of annual cash incentive awards while the LTPEP, which succeeded the Executive Long-Term Stock Investment Plan in May 1997, provides for the award of stock options, common stock units and related rights to offi-cers and other key employees of Sunoco. The option awards under LTPEP have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at the fair market value on the date of grant. No awards may be granted under LTPEP after December 31, 2001, unless the Board extends this date to a date no later than December 31, 2006. Aggregate charges against income for Sunoco's principal management incen-tive plans for 1998 and 1997 were $13 and $17 million, respectively. There were no charges against income for Sunoco's principal management incentive plans in 1996.

The following table summarizes information with respect to common stock option awards under the EOP (Note 15) and Sunoco's management incentive plans:

                           Employee Option Plan     Management Incentive Plans
                          -----------------------  --------------------------------
                                                                         Weighted
                               Shares       Option        Shares          Average
                                Under        Price         Under     Option Price
                               Option    Per Share        Option        Per Share
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1995                   1,650,830       $28.00     3,624,367           $29.84
Granted                            --                    646,140           $24.48
Exercised                     (88,485)      $28.00       (72,435)          $28.15
Canceled                      (74,870)      $28.00      (208,272)          $30.59
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1996                   1,487,475       $28.00     3,989,800           $28.96
Granted                            --                    557,840           $39.88
Exercised                    (647,127)      $28.00    (1,109,732)*         $28.64
Canceled                     (128,910)      $28.00       (56,130)          $28.99
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1997                     711,438       $28.00     3,381,778           $30.87
Granted                            --                    822,640           $32.88
Exercised                    (131,719)      $28.00      (413,413)*         $29.62
Canceled                       (9,600)      $28.00       (15,803)          $34.79
-----------------------------------------------------------------------------------
OUTSTANDING, DECEMBER
 31, 1998                     570,119       $28.00     3,775,202           $31.43
-----------------------------------------------------------------------------------
EXERCISABLE, DECEMBER 31
-----------------------------------------------------------------------------------
1996                        1,487,475       $28.00     3,354,340           $29.83
1997                          711,438       $28.00     2,723,938           $29.31
1998                          570,119       $28.00     2,398,752           $28.98
-----------------------------------------------------------------------------------
AVAILABLE FOR GRANT,
 DECEMBER 31
-----------------------------------------------------------------------------------
1996                          288,120                         --
1997                          417,030                  3,334,250
1998                          426,630                  2,419,660
-----------------------------------------------------------------------------------

* Includes 124,260 and 144,116 options in 1998 and 1997, respectively, canceled due to the exercise of related alternate appreciation rights which resulted in the issuance of 22,859 and 81,735 shares, respectively. Alternate appreci-ation rights permit the optionee to receive in cash or common stock an amount equal to the appreciation in value of Company common stock from the date of grant.

The following table provides additional information concerning the options out-standing at December 31, 1998:

                                  Options Outstanding            Options Exercisable
                          ------------------------------------ -----------------------
                                          Weighted
                                           Average    Weighted                Weighted
                               Shares    Remaining     Average      Shares     Average
                                Under  Contractual    Exercise       Under    Exercise
Range of Exercise Prices       Option Life (Years)       Price      Option       Price
--------------------------------------------------------------------------------------
$23.25 - $27.88               930,087            7      $25.93     930,087      $25.93
$28.00 - $29.75               886,694            4      $28.01     886,694      $28.01
$30.19 - $31.50             1,040,830            5      $30.70   1,040,830      $30.70
$32.88 - $41.13             1,487,710            9      $36.10     111,260      $41.13
--------------------------------------------------------------------------------------
$23.25 - $41.13             4,345,321            7      $30.98   2,968,871      $28.79
--------------------------------------------------------------------------------------

Common stock unit awards entitle the holder to receive Company common stock upon completion of a restriction period or upon attainment of predetermined performance targets. The following table summarizes information with respect to common stock unit awards under Sunoco's management incentive plans:

                       1998      1997      1996
------------------------------------------------
Balance at
 beginning of
 year               219,829   125,440     4,800
Granted              96,870   107,910   122,240
Matured              (8,933)   (3,600)   (1,600)
Canceled             (1,780)   (9,921)       --
------------------------------------------------
Balance at end of
 year               305,986   219,829   125,440
------------------------------------------------

The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25. In accordance with APB No. 25, the Company has not recognized compensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. Had the alternative method of accounting for employee stock compensation plans pre-scribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" been followed, the pro forma impact on Sunoco's net income (loss) and net income (loss) per share of common stock on a diluted ba-sis would have been as follows:

(Millions of Dollars, Except Per Share Amounts)      1998     1997     1996
-----------------------------------------------------------------------------
Net income (loss):
 As reported                                         $280     $263    $(115)
 Pro forma                                           $278     $262    $(118)
Net income (loss) per share:
 As reported                                        $2.95    $2.70   $(2.17)
 Pro forma                                          $2.93    $2.69   $(2.21)
-----------------------------------------------------------------------------

The pro forma amounts above are based upon the estimated fair values of $7.52, $10.59 and $5.41 per option granted during 1998, 1997 and 1996, respectively. These values are calculated using the Black-Scholes option pricing model based on the following weighted-average assumptions:

                      1998     1997     1996
--------------------------------------------
Expected life
 (years)                 6        6        7
Risk-free
 interest rate        4.8%     5.8%     6.0%
Dividend yield        3.0%     2.5%     4.1%
Expected
 volatility          24.5%    24.3%    24.4%
--------------------------------------------

17. FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valua-tion methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 1998 and 1997, the estimated fair values of Sunoco's long-term debt were $917 and $918 million, respectively, compared to carrying amounts of $823 and $824 million, respectively. Long-term debt which is publicly traded was valued based on quoted market prices while the fair value of other debt issues was es-timated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others (Note 14). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sunoco uses a variety of off-balance sheet commodity-based financial and nonfi-nancial derivative instruments for hedging purposes. Sunoco is at risk for pos-sible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the under-lying hedged transactions. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions with high credit ratings. Market and credit risks associated with all of Sunoco's derivative contracts are re-viewed regularly by management.

Sunoco uses futures and forward contracts to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales from fixed to floating price. In addition, price collars, swaps and option contracts are used to lock in a portion of the Company's electricity and natural gas refinery fuel costs. Sunoco also uses swaps, price collars and other option contracts from time to time to hedge the unfavorable impact of significant increases in crude oil prices and to lock in what Sunoco considers to be favorable wholesale mar-gins for various refined products. These contracts vary in duration but do not extend beyond 1999.

The following table sets forth summary information concerning Sunoco's finan-cial and nonfinancial derivative instruments at December 31, 1998:

                          Deferred
(Millions of Dollars)  Gain (Loss)  Fair Value*
-----------------------------------------------
 Swaps                         $ 2         $ 2
 Options                        (1)         (1)
 Futures and
  forwards                      (6)         (5)
-----------------------------------------------
                               $(5)        $(4)
-----------------------------------------------

* Based on various indices or dealer quotes.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Sunoco acquired the Philadelphia phenol facility of AlliedSignal Inc. in 1998 and the Kendall lubricants business in 1996 (Note 2). The following is a sum-mary of the effects of these transactions on Sunoco's consolidated financial position as of the acquisition dates:

                       Philadelphia     Kendall
                             Phenol  Lubricants
(Millions of Dollars)      Facility    Business
-----------------------------------------------
Allocation of
 purchase price:
 Accounts and notes
  receivable                  $  --         $30
 Inventories                     20          16
 Properties, plants
  and equipment                 155          16
 Other assets                     4          12
 Accounts payable and
  accrued liabilities            (1)         --
 Retirement benefit
  liabilities                    (5)         --
 Other liabilities              (16)         --
-----------------------------------------------
                                157          74
-----------------------------------------------
Seller financing:
 Short-term
  borrowings and
  current portion of
  long-term debt                (74)         --
 Long-term debt                 (35)         --
-----------------------------------------------
                               (109)         --
-----------------------------------------------
Cash paid on
 acquisition date             $  48         $74
-----------------------------------------------

Cash payments for (refunds of) income taxes were $(6), $26 and $7 million in 1998, 1997 and 1996, respectively. Cash payments for interest, net of amounts capitalized, were $69, $75 and $74 million in 1998, 1997 and 1996, respectively.

19. BUSINESS SEGMENT INFORMATION

Sunoco is principally a petroleum refiner and marketer with interests in cokemaking and coal mining. Sunoco's operations are organized into seven busi-ness segments.

The Northeast Refining segment manufactures petroleum products and petrochemi-cal feedstocks at Sunoco's Marcus Hook and Philadelphia refineries and sells these products to other Sunoco businesses and to wholesale and industrial cus-tomers. The Northeast Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in the Mid-Atlantic and New England states. The Chemicals segment manufactures base commodity and intermediate pet-rochemicals primarily at Sunoco's Marcus Hook and Philadelphia refineries and at its Philadelphia phenol facility, its Brandenburg, KY ethylene/ethylene ox-ide plant and its Mont Belvieu, TX joint venture MTBE facility. This segment also distributes and markets these products. The Lubricants segment manufac-tures, blends, packages and markets a broad line of paraffinic and aromatic lu-bricating and specialty oils produced at Sunoco's Tulsa and Puerto Rico refin-eries and manufactures and markets at wholesale the related fuels produced at these facilities. The MidAmerica Marketing & Refining segment sells gasoline and middle distillates at retail and operates convenience stores in the Mid-west. It also manufactures, distributes and markets fuels and petrochemicals produced at Sunoco's Toledo refinery. The Logistics segment operates crude oil and refined product pipelines and engages in domestic lease crude oil acquisi-tion and related trucking operations, crude oil and product terminalling and petroleum transport operations. Logistics operations are conducted primarily in the Northeast, Midwest and South Central regions of the United States. The Coke segment makes high-quality coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and its Jewell facility in Vansant, VA and produces coal from mines in Virginia.

Effective in 1998, the segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Seg-ments of an Enterprise and Related Information" which requires segments to be determined based upon how operations are managed and evaluated internally. Prior period amounts have been restated to conform to the 1998 presentation.

SEGMENT INFORMATION

                                                                        MidAmerica
                          Northeast  Northeast                           Marketing
(Millions of Dollars)      Refining  Marketing  Chemicals   Lubricants  & Refining  Logistics  Coke  Consolidated
--------------------------------------------------------------------------------------------------------------------
1998
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers      $2,483     $2,826       $412       $1,002      $1,409       $ 56  $225        $8,413
--------------------------------------------------------------------------------------------------------------------
 Intersegment                $1,300     $   --       $ --       $   55      $   --       $115  $ --        $   --
--------------------------------------------------------------------------------------------------------------------
Operating profit             $  101     $  107       $ 53       $   19      $   44       $ 62  $ 70        $  456
Equity income (loss)             --         --         10           (1)          5         12    --            26
Income tax expense              (36)       (38)       (23)          (6)        (17)       (22)  (13)         (155)
--------------------------------------------------------------------------------------------------------------------
Profit contribution          $   65     $   69       $ 40       $   12      $   32       $ 52  $ 57           327
----------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                        13*
Corporate expenses
 (after taxes)                                                                                                (23)
Net financing expenses
 and other (after taxes)                                                                                      (37)
                                                                                                           ---------
Net income                                                                                                 $  280
                                                                                                           ---------
Depreciation, depletion
 and amortization            $   71     $   69       $ 22       $   28      $   37       $ 13  $ 17        $  257
--------------------------------------------------------------------------------------------------------------------
Capital expenditures         $  130     $   74       $ 53**     $   39      $   57       $ 39  $ 65        $  457
--------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                   $   --     $   --       $ 47       $    9      $    3       $ 21  $ --        $   80
--------------------------------------------------------------------------------------------------------------------
Identifiable assets          $1,375     $  817       $627       $  561      $  524       $441  $345        $4,849***
--------------------------------------------------------------------------------------------------------------------

  * Consists of a $38 million after-tax gain on settlement of insurance litiga-tion, a $13 million tax benefit from change in tax election and a $38 mil-lion after-tax provision for write-down of assets and other matters (Notes 5 and 14).
 ** Excludes $157 million acquisition of a phenol facility in Philadelphia
    (Note 2).
*** After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $122 million consolidated deferred income tax asset and $113 million attributable to corporate activities of which $64 million relates to a receivable from settlement of insurance litigation and $12 million to real estate operations held for sale.

SEGMENT INFORMATION

                                                                         MidAmerica
                           Northeast   Northeast                          Marketing
(Millions of Dollars)       Refining   Marketing   Chemicals  Lubricants & Refining   Logistics        Coke  Consolidated
---------------------------------------------------------------------------------------------------------------------------
1997
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers       $3,476      $3,216        $424      $1,429     $1,712        $ 56        $151        $10,464
---------------------------------------------------------------------------------------------------------------------------
 Intersegment                 $1,838         $--        $ --      $  135      $  --        $112        $ --         $   --
---------------------------------------------------------------------------------------------------------------------------
Operating profit              $  116      $  113        $110       $  --     $   60        $ 58        $ 45        $   502
Equity income                     --          --           9           1          2          13          --             25
Income tax expense               (41)        (40)        (42)         --        (22)        (20)         (7)          (172)
---------------------------------------------------------------------------------------------------------------------------
Profit contribution           $   75      $   73        $ 77      $    1     $   40        $ 51        $ 38            355
-----------------------------------------------------------------------------------------------------------
Provision for employee
 terminations and
 related costs (after
 taxes) (Note 2)                                                                                                       (21)
Corporate expenses
 (after taxes)                                                                                                         (23)
Net financing expenses
 and other (after taxes)                                                                                               (48)
                                                                                                                   --------
Net income                                                                                                         $   263
                                                                                                                   --------
Depreciation, depletion
 and amortization             $   79      $   74        $ 14      $   25     $   42        $ 13        $ 12        $   259
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures          $   81      $   46        $ 37      $   22     $   29        $ 32        $133        $   380
---------------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                       $--         $--        $ 40      $   11     $    4        $ 22        $ --        $    77
---------------------------------------------------------------------------------------------------------------------------
Identifiable assets           $1,347      $  850        $389      $  654     $  618        $425        $262        $ 4,667*
---------------------------------------------------------------------------------------------------------------------------

* After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $113 million consolidated deferred income tax asset and $102 million attributable to corporate activities of which $43 million relates to real estate operations held for sale.

SEGMENT INFORMATION

                                                                           MidAmerica
                           Northeast   Northeast                            Marketing
(Millions of Dollars)       Refining   Marketing   Chemicals  Lubricants   & Refining   Logistics        Coke  Consolidated
-------------------------------------------------------------------------------------------------------------------------------
1996
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers       $4,060      $3,473        $322      $1,702       $1,461        $ 50        $165        $11,233
-------------------------------------------------------------------------------------------------------------------------------
 Intersegment                 $1,957         $--         $--      $  181          $--        $114         $--            $--
-------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)       $  (91)     $    2        $ 52        $(24)         $(4)       $ 57        $ 39        $    31
Equity income                     --          --           9           1           --          14          --             24
Income tax (expense)
 benefit                          31          (1)        (21)          9            1         (23)         (8)           (12)
-------------------------------------------------------------------------------------------------------------------------------
Profit contribution
 (loss)                       $  (60)     $    1        $ 40        $(14)         $(3)       $ 48        $ 31             43
-------------------------------------------------------------------------------------------------------------
Provision for write-down
 of assets and other
 matters (after taxes)
 (Note 2)                                                                                                               (254)
Corporate expenses
 (after taxes)                                                                                                           (23)
Net financing expenses
 and other (after taxes)                                                                                                 (47)
Income from discontinued
 operations                                                                                                              166*
                                                                                                                     ----------
Net loss                                                                                                             $  (115)
                                                                                                                     ----------
Depreciation, depletion
 and amortization             $   90      $   66        $ 13      $   26       $   41        $ 14        $ 17        $   267
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures          $  148      $   81        $ 57      $   30**     $   36        $ 22        $ 34        $   408
-------------------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                       $--         $--        $ 31      $   10       $   11        $ 20         $--        $    72
-------------------------------------------------------------------------------------------------------------------------------
Identifiable assets           $1,477      $  898        $324      $  773       $  710        $433        $140        $ 5,025***
-------------------------------------------------------------------------------------------------------------------------------
  * Consists of income from international production operations, including a $125 million after-tax gain resulting from the divestment of this business on September 30, 1996 (Note 2).
 ** Excludes $74 million purchase of the Kendall lubricants business and related working capital (Note 2).
*** After elimination of intersegment receivables. Identifiable assets also include Sunoco's $152 million consolidated deferred income tax asset and $177 million attributable to corporate activities of which $79 million relates to real estate operations held for sale.

Income tax amounts give effect to the tax credits earned by each segment. Over-head expenses that can be identified with a segment have been included as de-ductions in determining the segment's operating profit and profit contribution. Net financing expenses and other consist principally of interest cost, debt and other financing expenses less interest income and interest capitalized. Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)      1998     1997     1996
-------------------------------------------------
Gasoline                 $2,993  $ 4,021  $ 4,097
Middle
 distillates              1,623    2,276    2,209
Residual fuel               328      504      574
Petrochemicals              516      565      458
Lubricants                  438      500      427
Other refined
 products                   350      438      571
Other products
 and services               349      344      335
Resales of
 purchased crude oil         32      102      785
Coke and coal               225      151      165
Consumer excise
 taxes                    1,559    1,563    1,612
-------------------------------------------------
                         $8,413  $10,464  $11,233
-------------------------------------------------

-----------------------------------------------------------------

REPORT OF MANAGEMENT

To the Shareholders of Sunoco, Inc.

 The accompanying consolidated financial statements of Sunoco, Inc. and its subsidiaries ("Sunoco") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using generally accepted accounting principles deemed appropriate in the circumstances. Management believes that these financial statements present fairly, in all material respects, Sunoco's financial position, results of operations and cash flows. Other financial in-formation presented in this Annual Report is consistent with that in the finan-cial statements.
 To fulfill its responsibility for the financial statements, Sunoco maintains a system of internal controls which in management's opinion provides reasonable assurance of achieving the objectives of internal control. These objectives in-clude safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial state-ments and accountability for assets. The system of internal controls is subject to ongoing evaluation of its continuing effectiveness.
 Sunoco's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of management's financial statements by conducting their audits in accordance with generally accepted auditing standards and issuing the report presented on this page.
 The Audit Committee of the Board of Directors is comprised of directors who are not employees of Sunoco and meets a minimum of four times annually. It as-sists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal controls, and it assesses the performance and recommends the appointment of independent auditors. Both the independent auditors and Sunoco's internal auditors have unrestricted access to the Commit-tee to discuss audit findings and other financial matters.

/s/ ROBERT H. CAMPBELL
Robert H. Campbell
Chairman & Chief Executive Officer

/s/ JOHN G. DROSDICK
John G. Drosdick
President & Chief Operating Officer

/s/ THOMAS W. HOFMANN
Thomas W. Hofmann
Vice President & Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors,
Sunoco, Inc.

 We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibil-ity is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.
 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting prin-ciples.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP
Philadelphia, Pennsylvania
February 11, 1999

--------------------------------------------------------------------------------

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (Unaudited)
REFINING AND MARKETING DATA

REFINERY
UTILIZATION*           1998     1997     1996
---------------------------------------------
Refinery crude
 unit capacity at
 December 31          697.0    692.0    777.0
---------------------------------------------
Total input to
 crude units:
 Crude oil            669.0    670.5    691.4
 Other feedstocks      16.8     25.5     29.6
---------------------------------------------
                      685.8    696.0    721.0
---------------------------------------------
Refinery crude
 unit capacity
 utilized               98%     101%      93%
---------------------------------------------

* Thousands of barrels daily except percentages. Reflects the shutdown on March 6, 1997 of an 85.0 thousand barrels-per-day crude unit in connection with a project to reconfigure the Puerto Rico refinery to process reduced crude oil instead of conventional crude oil. The crude oil inputs in 1997 prior to March 6 and the reduced crude oil processed at this facility after the reconfiguration (approximately 35,000 barrels per day) are excluded from the table above. The reconfiguration has resulted in a significant reduction in fuels production while fully maintaining the lubricants manufacturing capa-bilities of the facility. Effective January 1, 1999, Sunoco's crude oil processing capacity increased 33 thousand barrels per day.

REFINED PRODUCT
SALES*                1998     1997     1996
--------------------------------------------
Gasoline:
 Wholesale           164.6    170.2    167.0
 Retail              208.6    201.8    205.7
Middle
 distillates         241.3    248.8    219.9
Residual fuel         70.8     80.1     82.4
Petrochemicals        37.8     35.2     31.5
Lubricants**          17.9     18.8     18.0
Asphalt***              --       --     18.3
Other**               57.9     54.7     52.0
--------------------------------------------
                     798.9    809.6    794.8
--------------------------------------------

* Thousands of barrels daily to third parties.
** Reclassified to conform to the 1998 presentation.
*** Sunoco withdrew from the asphalt business in December 1996.

REFINED PRODUCT
MARGIN INFORMATION*      1998     1997     1996
-----------------------------------------------
Average sales
 price                 $21.42   $28.10   $28.65
Average cost of
 products sold**        15.50    22.09    23.59
-----------------------------------------------
                       $ 5.92   $ 6.01   $ 5.06
-----------------------------------------------

* Dollars per barrel
** Consists of crude oil, other purchased feedstocks and refined products.

RETAIL GASOLINE
OUTLETS                1998     1997     1996
---------------------------------------------
Direct outlets:
 Company owned or
  leased              1,323    1,334    1,366
 Dealer owned           519      499      535
---------------------------------------------
Total direct
 outlets              1,842    1,833    1,901
Distributor
 outlets              1,879    1,956    1,905
---------------------------------------------
                      3,721    3,789    3,806
---------------------------------------------


THROUGHPUT PER
DIRECT OUTLET*        1998     1997**     1996**
------------------------------------------------
Company owned or
 leased              102.7     98.7      101.7
Dealer owned          77.7     76.2       77.3
------------------------------------------------
Average-total
 direct outlets       95.8     92.4       94.6
------------------------------------------------

 * Thousands of gallons of gasoline monthly.
** Restated to conform to the 1998 presentation.

PIPELINE
SHIPMENTS*            1998     1997     1996
--------------------------------------------
Crude oil             53.8     58.9     56.3
Refined products      30.6     29.7     28.8
--------------------------------------------

* Billions of barrel miles. Includes Sunoco's proportionate share of shipments in pipelines in which it has an ownership interest.

COKEMAKING AND COAL DATA*

                      1998       1997     1996
----------------------------------------------
Production
 (thousands of
 tons):
 Coke:
  Indiana Harbor
   operation           779**       --       --
  Jewell
   operation           694        664      648
----------------------------------------------
                     1,473        664      648
----------------------------------------------
 Coal:
  Metallurgical      1,063      1,460    1,490
  Steam              1,896      1,827    2,926
----------------------------------------------
                     2,959      3,287    4,416
----------------------------------------------
Sales (thousands
 of tons):
 Coke                1,361        701      621
----------------------------------------------
 Coal:
  Metallurgical        340        746      592
  Steam              2,004      1,694    2,921
----------------------------------------------
                     2,344      2,440    3,513
----------------------------------------------
Average sales
 price of coke
 and coal (per
 ton)               $59.93     $47.84   $40.03
----------------------------------------------
Proven and
 probable coal
 reserves
 (millions of
 tons) at
 December 31:
  Metallurgical        113        114      115
  Steam                  8         10       17
----------------------------------------------
                       121        124      132
----------------------------------------------
Proven coal
 reserves
 (million of
 tons) at
 December 31            55         58       63
----------------------------------------------
Net acreage (in
 thousands) at
 December 31:
  Developed             25         24       22
  Undeveloped          101        102      103
----------------------------------------------

 * In early 1999, Sunoco divested its Shamrock steam coal operation located in Kentucky. With this divestment, the Company ceased steam coal mining opera-tions.
** Start-up of this operation commenced in the first quarter of 1998 with pro-duction at full rated capacity of 1.3 million tons annually during the sec-ond half of 1998.

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL AND STOCK MARKET INFORMATION (Unaudited)
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                         1998                                      1997
                          ----------------------------------------  -------------------------------------
                             First     Second    Third      Fourth     First     Second    Third   Fourth
                           Quarter    Quarter  Quarter     Quarter   Quarter    Quarter  Quarter  Quarter
---------------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)              $2,086     $2,166   $2,107      $2,054    $2,733     $2,577   $2,634   $2,520
Gross profit*                 $197       $265     $234        $212      $205       $306     $302     $180
Net income                     $56**      $92      $80***      $52+      $18++     $105     $111      $29
Earnings per share of
 common stock:+++
 Basic                        $.64      $1.05     $.86        $.56      $.10      $1.29    $1.39     $.25
 Diluted                      $.58       $.97     $.85        $.55      $.10      $1.07    $1.14     $.25
Cash dividends per share
 of preference stock#         $.90     $.7516      $--         $--      $.90       $.90     $.90     $.90
Cash dividends per share
 of common stock              $.25       $.25     $.25        $.25      $.25       $.25     $.25     $.25
Common stock price##
        --high              $44.31     $43.19   $40.19      $37.25    $28.38     $31.94   $46.38   $44.38
        --low               $37.63     $36.38   $30.75      $29.50    $24.00     $24.00   $30.50   $35.56
        --end of period     $40.94     $38.81   $32.00      $36.06    $26.13     $31.00   $43.81   $42.06
---------------------------------------------------------------------------------------------------------

*Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
**Includes a $9 million after-tax benefit from the settlement of an income tax dispute and a $5 million after-tax gain from a cash distribution made to Su-noco by an insurance consortium in which the Company participates.
***Includes a $13 million tax benefit resulting from a change in tax election. +Includes a $38 million after-tax provision for write-down of assets and other matters and a $38 million after-tax gain on settlement of insurance litiga-tion.
++Includes a $21 million after-tax provision for employee terminations and re-
 lated costs.
+++For the first and fourth quarters of 1997, the diluted per share amounts are equal to the basic per share amounts since the assumed redemption of prefer-ence shares would not have been dilutive during those periods.
#On May 28, 1998, the Company redeemed all of its outstanding shares of prefer-ence stock. The cash dividends per share of preference stock for the second quarter of 1998 represent the accrued dividends paid in connection with the redemption.
##The Company's common stock is principally traded on the New York Stock Ex-change, Inc. under the symbol "SUN." The Company had approximately 33,000 holders of record of common stock as of January 29, 1999.

47