Form 10-K405, Exhibit 13
period 1999-12-31
SUNOCO INC
filed 2000-03-03
CIK 95304

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------

Selected Financial Data

(Millions of Dollars Except Per Share Amounts)         1999        1998        1997        1996         1995
-------------------------------------------------------------------------------------------------------------
Statement of Operations
 Data:
 Sales and other
  operating revenue
  (including consumer
  excise taxes)                                      $9,889      $8,413     $10,464     $11,233       $9,834
 Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle*                                 $97        $280        $263       $(281)         $(8)
 Income from discontinued
  operations**                                          $--         $--         $--        $166         $235
 Cumulative effect of
  change in accounting
  principle***                                          $--         $--         $--         $--         $(87)
 Net income (loss)                                      $97        $280        $263       $(115)        $140
-------------------------------------------------------------------------------------------------------------
Per Share Data:
 Income (loss) from
 continuing operations
 before cumulative effect
 of change in accounting
 principle:
  Basic                                               $1.07       $3.09       $3.03      $(4.43)       $(.33)
  Diluted                                             $1.07       $2.95       $2.70      $(4.43)       $(.33)
 Net income (loss):
  Basic                                               $1.07       $3.09       $3.03      $(2.17)       $1.29
  Diluted                                             $1.07       $2.95       $2.70      $(2.17)       $1.29
 Cash dividends on
  preference stock+                                     $--     $1.6516       $3.60       $3.60        $1.80
 Cash dividends on common
  stock+                                              $1.00       $1.00       $1.00       $1.00        $1.40
 Shareholders' equity++                              $16.76      $16.75      $15.40      $14.69       $17.16
-------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
 Total assets                                        $5,196      $4,849      $4,667      $5,025       $5,085
 Long-term debt                                        $878        $823        $824        $835         $888
 Shareholders' equity                                $1,506      $1,514      $1,462      $1,438       $1,699
-------------------------------------------------------------------------------------------------------------

* Includes after-tax provisions for write-down of assets and other matters totalling $1, $38, $21, $254 and $61 million for 1999, 1998, 1997, 1996 and
    1995, respectively, after-tax gains on settlement of insurance litigation totalling $47 and $38 million for 1999 and 1998, respectively, and a $13 million tax benefit resulting from a change in tax election for 1998. (See Notes 4, 5 and 14 to the consolidated financial statements.)
** Includes after-tax gains on divestment of discontinued operations and dis-posal of exploration and production properties totalling $125 and $157 mil-lion for 1996 and 1995, respectively.
*** Consists of impact of the cumulative effect of a change in the method of accounting for impairment of long-lived assets in 1995.
+ Effective in the third quarter of 1995, Sunoco began paying quarterly divi-dends on preference stock at a rate of $.90 per share and reduced its quar-terly common stock dividend from $.45 to $.25 per share. On May 28, 1998, the Company redeemed all of its outstanding shares of preference stock. The cash dividends per share of preference stock for 1998 represent the divi-dends paid through the redemption date. (See Note 15 to the consolidated financial statements.)
++ Prior to 1998, assumes redemption of preference shares for common stock utilizing a ratio of two shares of common stock for each outstanding pref-erence share. The actual redemption of the preference shares occurred on May 28, 1998. (See Note 15 to the consolidated financial statements.)

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

Outlook
Sunoco's profitability is primarily determined by refined product margins and the reliability and efficiency of Company operations. Beginning in the second half of 1998, margins in Sunoco's principal refining centers in the Northeast and Midwest and many of its value-added businesses declined significantly. The decline was primarily due to high industry refined product inventory levels and a dramatic and persistent run-up in crude oil prices throughout most of 1999.

The high inventory levels (primarily gasoline and distillates) resulted from lower demand caused by two consecutive warm winters and a market structure that provided incentives to build inventory in anticipation of higher future prices. These factors had a particularly adverse impact on Sunoco due to the Company's relatively high level of distillate production and its concentration of refin-ing operations in the Northeast and Midwest where nearly all of the excess in-ventory in the United States was held. A significant decline in crude oil prices during 1998 led OPEC and other crude oil producers to reduce production which ultimately resulted in crude oil prices more than doubling during 1999. This had an adverse impact on Sunoco's margins as product prices were unable to keep pace with the crude oil price increases.

Despite this poor margin environment, the Company believes margins should im-prove during 2000 as a result of:

 .Lower than normal inventory levels for gasoline and distillates as the year 2000 begins;

 .Continued growth in demand for gasoline and distillate products;

 .Tightening of supply due to changes in reformulated gasoline product specifi-cations;

 .An improvement in margins for certain petrochemical products; and

 .Expected flat to declining crude oil prices for the year 2000.

Notwithstanding the Company's expectation that margins should improve in the future, given continued competitive market pressures and the highly volatile and uncertain margin environment, Sunoco is committed to improving its results by:

 .Increasing production levels and realizing other efficiencies at each of the Company's manufacturing facilities;

 .Continuing to improve retail marketing through ongoing programs, including the reimaging of Company outlets;

 .Prudently managing expenses and capital spending; and

 .Diversifying, upgrading and growing its asset portfolio through strategic ac-quisitions and investments that are synergistic and accretive to earnings.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)                          1999         1998         1997
------------------------------------------------------------------------------
Sun Northeast Refining                         $(29)        $ 65         $ 75
Sunoco Northeast Marketing                       54           69           73
Sunoco Chemicals                                 37           40           77
Sun Lubricants                                  (34)          12            1
Sunoco MidAmerica Marketing & Refining           (5)          32           40
Sunoco Logistics                                 51           52           51
Sun Coke                                         60           57           38
Corporate expenses                              (23)         (23)         (23)
Net financing expenses and other                (60)         (37)         (48)
------------------------------------------------------------------------------
                                                 51          267          284
------------------------------------------------------------------------------
Special items:
 Gain on settlement of insurance
  litigation                                     47           38           --
 Benefit from change in tax election             --           13           --
 Provision for write-down of assets and
  other matters                                  (1)         (38)         (21)
------------------------------------------------------------------------------
Consolidated net income                        $ 97         $280         $263
------------------------------------------------------------------------------

Analysis of Earnings Profile of Sunoco Businesses
In 1999, Sunoco, Inc. and its subsidiaries earned $97 million, or $1.07 per share of common stock on a diluted basis compared to $280 million, or $2.95 per share in 1998 and $263 million, or $2.70 per share in 1997. Excluding the spe-cial items shown separately in the Earnings Profile of Sunoco Businesses, Su-noco earned $51 million in 1999, compared to $267 million in 1998 and $284 mil-lion in 1997.

The $216 million decrease in earnings before special items in 1999 was primar-ily due to significantly lower wholesale fuels margins in each of Sunoco's re-fining centers. Also contributing to the decline were lower margins for lubri-cants and retail gasoline, higher depreciation expense and the absence of $12 million of after-tax benefits related to the settlement of income tax issues with the Internal Revenue Service during 1998. Partially offsetting these nega-tive factors were higher sales volumes in Sunoco's Northeast refining and mar-keting operations, higher non-gasoline income in Northeast Marketing and added income from Sun Coke's Indiana Harbor cokemaking facility which began operation in late March 1998. Lower chemical margins for aromatics and propylene were offset by additional earnings from a cumene plant expansion completed in the third quarter of 1998.

In 1998, the $17 million decrease in earnings before special items was primar-ily due to significantly lower chemical margins, lower average retail and wholesale gasoline margins and a greater amount of scheduled and unscheduled downtime at the Company's refining facilities. Partially offsetting these nega-tive factors were higher margins for lubricants, waxes and residual fuels, a favorable foreign sweet crude oil market, and income from the Indiana Harbor cokemaking facility and from the Philadelphia phenol facility acquired in mid-1998. Also offsetting the decline were the favorable impact of the 1998 income tax settlement discussed above and recognition in 1998 of $7 million of after-tax earnings from the receipt of cash distributions from petroleum industry in-surance consortia in which Sunoco participates.

Sun Northeast Refining

                                               1999         1998        1997
----------------------------------------------------------------------------
Income (loss) (millions of dollars)            $(29)         $65         $75
Capital employed (millions of dollars)         $655         $726        $578
Wholesale margin* (per barrel)                $2.35        $3.18       $3.25
Wholesale sales (thousands of barrels
 daily):
 To unaffiliated customers:
  Gasoline                                    113.1        104.9       101.4
  Middle distillates                          175.0        166.7       169.9
  Residual fuel                                52.0         53.0        53.9
  Other                                        25.5         29.2        33.2
----------------------------------------------------------------------------
                                              365.6        353.8       358.4
 To affiliates (primarily gasoline)           197.5        186.1       182.9
----------------------------------------------------------------------------
                                              563.1        539.9       541.3
----------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                505.0        482.0       482.0
Crude unit capacity utilized                    93%          98%        100%
Conversion capacity** (thousands of
 barrels daily) at December 31                210.0        191.0       191.0
Conversion capacity utilized                    95%          95%         96%
----------------------------------------------------------------------------

* Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
** Represents capacity to upgrade low-value petroleum products into higher-value products through catalytic cracking.

Sun Northeast Refining operating results decreased $94 million in 1999 primar-ily due to significantly lower realized margins for wholesale fuels. Partially offsetting the lower margins was a 5.1 million barrel, or 3 percent, increase in production levels. Overall production increased in 1999 despite a voluntary cutback in production of low-value products in response to the low margin envi-ronment. In addition, a week-long shutdown of a 200,000-barrels-per-day crude unit at the Philadelphia refinery due to flooding caused by Hurricane Floyd ad-versely impacted production. Production in 1998 was affected by a substantial amount of scheduled and unscheduled downtime (see discussion below).

Sun Northeast Refining operating results decreased $10 million in 1998 due to lower realized margins for wholesale fuels and a 4.3 million barrel decline in gasoline and distillate production, partially offset by benefits from a favora-ble foreign sweet crude oil market and a $10 million pretax reduction in oper-ating expenses. The production decline was caused by the substantial amount of scheduled and unscheduled refinery downtime during 1998. The most significant of this downtime was at a 73,000-barrels-per-day catalytic cracking unit at the Philadelphia refinery. It included a 29-day shutdown due to an emergency power interruption by the local utility and related start-up problems and a subse-quent scheduled six-week turnaround and modernization. With the completion of this work in July 1998, all three of Sunoco's catalytic cracking units in the Northeast had been modernized during the 1997-98 period. Scheduled maintenance activity during 1998 also included a 23-day turnaround of the 200,000-barrels-per-day crude unit at the Philadelphia refinery.

During 1998, Sunoco added $26 million after tax to an accrual it established on December 31, 1996 for estimated losses expected to be realized from an off-take agreement to purchase MTBE. This provision is reported as part of the Provision for Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses (see Notes 4 and 14 to the consolidated financial statements).

Sunoco Northeast Marketing

                                               1999        1998        1997
---------------------------------------------------------------------------
Income (millions of dollars)                    $54         $69         $73
Capital employed (millions of dollars)         $371        $351        $402
Gasoline margin* (per barrel)                 $4.53       $4.99       $5.40
Sales (thousands of barrels daily):
 Gasoline                                     161.9       155.8       152.3
 Middle distillates                            23.7        18.2        17.3
---------------------------------------------------------------------------
                                              185.6       174.0       169.6
---------------------------------------------------------------------------
Retail gasoline outlets                       2,647       2,625       2,655
---------------------------------------------------------------------------

* Retail sales price less wholesale price. The retail sales price is the weighted average price received through the various branded marketing distri-bution channels.

Sunoco Northeast Marketing operating results declined $15 million in 1999 as a 4 percent increase in retail gasoline sales volumes and higher non-gasoline in-come were more than offset by lower retail gasoline margins, which were down approximately 1 cent per gallon versus 1998, and a $13 million pretax increase in marketing and administrative expenses. The increase in expenses was largely attributable to the higher sales volumes, higher depreciation expense and ex-penditures supporting a retail site reimaging program.

The $4 million decline in Sunoco Northeast Marketing operating results in 1998 was primarily due to lower retail gasoline margins, which were down approxi-mately 1 cent per gallon versus 1997. Partially offsetting this negative factor was a 2 percent increase in retail gasoline sales volumes. Operating results also benefited from a 4 percent improvement in average gasoline throughput at the Company's direct sites and a 10 percent increase in average merchandise sales per convenience store.

Sunoco Chemicals

                                                  1999        1998        1997
------------------------------------------------------------------------------
Income (millions of dollars)                       $37         $40         $77
Capital employed (millions of dollars)            $584        $543        $356
Petrochemicals margin* (per barrel)             $19.87      $20.21      $25.01
Petrochemical sales (thousands of barrels
 daily):
 Phenol and acetone**                             14.7         6.8          --
 Aromatics***                                      4.6         7.4        10.8
 Propylene                                        11.2        10.5        10.8
 Ethylene/ethylene oxide                           2.8         3.0         2.8
------------------------------------------------------------------------------
                                                  33.3        27.7        24.4
------------------------------------------------------------------------------

*   Wholesale sales price less the cost of feedstocks and product purchases.
** Sunoco Chemicals sold 13.5 thousand barrels daily of phenol and acetone in 1998 subsequent to the June 30, 1998 acquisition of the Philadelphia phenol facility. The amount in the table for 1998 reflects the 2.49 million bar-rels sold during the second half of 1998 divided by 365 days.
*** Reflects reductions of 2.3 and 2.8 thousand barrels daily of cumene sales during 1999 and 1998, respectively. With the acquisition of the phenol fa-cility, all cumene production is now used in the production of phenol and acetone.

Sunoco Chemicals income decreased $3 million in 1999 primarily due to lower margins for aromatics and polymer-grade propylene and higher expenses resulting from unplanned maintenance activities. Partially offsetting these negative fac-tors were additional earnings from a cumene plant expansion at the Philadelphia refinery completed in July 1998. After completion of this project, the facility produced cumene at an annualized rate of 1,012 million pounds during the fif-teen-month period ended December 31, 1999, which is well in excess of the 850 million pounds per year capacity that was origi-nally projected for the expanded facility. In 1997, 573 million pounds of cumene were produced.

Income from Sunoco Chemicals decreased $37 million in 1998 due to significantly lower margins, particularly for polymer-grade propylene (down over 50 percent) and cumene. Partially offsetting these negative factors was $11 million of af-ter-tax income from operations at the Philadelphia phenol facility acquired from AlliedSignal Inc. ("Allied") on June 30, 1998. The phenol facility cur-rently has the capacity to produce annually more than one billion pounds of phenol and 620 million pounds of acetone. In connection with this acquisition, Sunoco Chemicals has entered into a long-term contract to supply Allied with approximately 740 million pounds of phenol annually at a price based on the market value of cumene feedstock plus an amount approximating other phenol pro-duction costs.

Sun Lubricants

                                               1999         1998        1997
----------------------------------------------------------------------------
Income (loss) (millions of dollars)            $(34)         $12          $1
Capital employed (millions of dollars)         $351         $391        $363
Wholesale margin* (per barrel):
 Specialty oils**                            $37.51       $41.90      $37.27
 Base oils                                   $11.44       $17.08      $14.90
 Fuels and waxes                               $.80        $2.01       $1.51
Wholesale sales (thousands of barrels
 daily):
 To unaffiliated customers:
  Specialty oils**                             11.0         11.0        11.7
  Base oils                                     7.8          6.9         7.1
----------------------------------------------------------------------------
                                               18.8         17.9        18.8
  Gasoline                                     16.7         17.9        26.2
  Middle distillates                           29.8         30.3        36.9
  Residual fuel                                11.8         13.5        22.8
  Lubes extracted feedstocks                   12.1          8.4          .7
  Waxes and other                              12.9         12.8        12.9
----------------------------------------------------------------------------
                                              102.1        100.8       118.3
 To affiliates***                               4.6          9.5        17.8
----------------------------------------------------------------------------
                                              106.7        110.3       136.1
----------------------------------------------------------------------------

* Wholesale sales price less cost of crude oil, other feedstocks and pur-chased refined products.
**  Comprised principally of transportation and industrial lubricants.
*** Comprised principally of "lubes-extracted" feedstocks which are transported to the Toledo refinery for further processing.

The $46 million decline in Sun Lubricants operating results in 1999 was primar-ily due to margin declines for all products manufactured by Sun Lubricants. The base oil and specialty oil margin declines reflect the inability of wholesale and retail lubricant prices to keep pace with the significant crude oil price increases during 1999. Partially offsetting the margin declines were higher base oil lubricant sales and production volumes and lower operating and admin-istrative expenses as higher depreciation charges were more than offset by lower cash expenses.

Sun Lubricants results improved $11 million in 1998 primarily due to higher margins for lubricants, waxes and residual fuels and a $10 million pretax de-cline in operating expenses. Production volumes and earnings during 1998 were limited by a 59-day maintenance turnaround at the Puerto Rico refinery as well as by a two-week shutdown of this facility resulting from Hurricane Georges. Sun Lubricants operating results for 1998 exclude a $13 million tax benefit attributable to a change in tax election concerning the Puerto Rico possession tax credit. The tax benefit is shown sep-arately in the Earnings Profile of Sunoco Businesses.

Sunoco MidAmerica Marketing & Refining

                                               1999         1998        1997
----------------------------------------------------------------------------
Income (loss) (millions of dollars)             $(5)         $32         $40
Capital employed (millions of dollars)         $283         $288        $329
----------------------------------------------------------------------------
Retail Marketing:
 Gasoline margin* (per barrel)                $3.45        $3.47       $3.28
 Sales (thousands of barrels daily):
  Gasoline                                     54.7         52.8        49.5
  Middle distillates                            5.2          4.6         4.6
----------------------------------------------------------------------------
                                               59.9         57.4        54.1
----------------------------------------------------------------------------
 Retail gasoline outlets                        891          907         937
----------------------------------------------------------------------------
Refining and Wholesale Marketing:
 Wholesale margin** (per barrel):
  Fuels                                       $2.80        $3.76       $4.18
  Petrochemicals                              $4.97        $5.95       $7.53
 Wholesale sales (thousands of barrels
  daily):
  To unaffiliated customers:
   Gasoline                                    39.3         41.8        42.6
   Middle distillates                          25.1         21.5        20.1
   Residual fuel                                4.2          4.3         3.4
   Petrochemicals                               9.1         10.1        10.8
   Other                                        9.6          7.5         7.9
----------------------------------------------------------------------------
                                               87.3         85.2        84.8
  To Sunoco MidAmerica Retail Marketing        60.3         57.7        55.2
----------------------------------------------------------------------------
                                              147.6        142.9       140.0
----------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                140.0        130.0       125.0
Crude unit capacity utilized                    96%         102%        106%
Conversion capacity (thousands of
 barrels daily) at December 31                 88.0         88.0        86.0
Conversion capacity utilized                    89%          92%         97%
----------------------------------------------------------------------------

* Retail sales price less wholesale price. The retail sales price is the weighted average price received through the various branded marketing dis-tribution channels.
** Wholesale sales price of fuels or petrochemicals less cost of crude oil, other feedstocks and purchased refined products.

Sunoco MidAmerica Marketing & Refining results decreased $37 million in 1999 primarily due to a significant decline in realized wholesale fuels margins. Lower petrochemical margins and an increase in operating and administrative ex-penses also contributed to the decline in earnings. Overall production in-creased slightly in 1999 despite both planned and unplanned refinery mainte-nance activities and voluntary production cuts due to the low margins. Produc-tion in 1998 was also adversely impacted by a substantial amount of scheduled and unscheduled downtime (see discussion below).

Sunoco MidAmerica Marketing & Refining results decreased $8 million in 1998 primarily due to lower wholesale gasoline and petrochemical margins. Partially offsetting these negative factors were higher retail gasoline margins and 7 percent higher retail gasoline volumes. Production levels were essentially un-changed compared to 1997 despite a one-month scheduled turnaround of one of the Toledo refinery's crude oil units and a one-week shutdown of the refinery caused by a regional electricity emergency.

Sunoco Logistics

                                                  1999        1998        1997
------------------------------------------------------------------------------
Income (millions of dollars)                       $51         $52         $51
Capital employed (millions of dollars)            $224        $197        $181
Pipeline throughput (thousands of barrels
 daily):
 Unaffiliated customers                            721         672         682
 Affiliated customers                              981         931         932
------------------------------------------------------------------------------
                                                 1,702       1,603       1,614
------------------------------------------------------------------------------

Sunoco Logistics income decreased $1 million in 1999 as improved results in Sunoco's Southwestern logistics operations were more than offset by higher op-erating and administrative expenses. The improvement in Southwestern operations was due in part to the income attributable to the crude transportation and mar-keting operations acquired from Pride Companies, L.P. on October 5, 1999. In 1998, Sunoco Logistics income increased $1 million primarily due to improved results from Sunoco's Southwestern logistics operations and higher throughput in the Eastern product pipeline system.

Sun Coke

                                               1999        1998        1997
---------------------------------------------------------------------------
Income (millions of dollars)                    $60         $57         $38
Capital employed (millions of dollars)         $224        $249        $189
Coke production (thousands of tons)           1,910       1,473         664
---------------------------------------------------------------------------

Sun Coke income increased $3 million in 1999 due to an increase in income from the Company's Indiana Harbor cokemaking facility in East Chicago, IN, which commenced operations in late March 1998, and to a $7 million after-tax gain from the divestment in February 1999 of Shamrock Coal Company ("Shamrock"), Sun Coke's steam coal mining operation located in Kentucky. Earnings from Shamrock were $5 million for the full year 1998. With this divestment, Sun Coke ceased steam coal mining activities. Partially offsetting these positive factors were lower earnings from the Jewell cokemaking operation in Vansant, VA, lower earn-ings from Shamrock and the absence of a $2 million tax benefit recorded in 1998 related to the settlement of an income tax issue with the Internal Revenue Service. In 1998, Sun Coke income increased $19 million primarily due to the income contribution from the Indiana Harbor cokemaking facility.

Net Financing Expenses and Other--Net financing expenses and other increased $23 million in 1999 after decreasing $11 million in 1998. The fluctuation dur-ing the 1997-99 period was largely due to the recognition in 1998 of $7 million of after-tax earnings from cash distributions received from petroleum industry insurance consortia in which Sunoco participates and $10 million of after-tax interest income related to income tax settlements. Lower capitalized interest and higher interest expense due to a higher average debt level also contributed to the increase during 1999.

Gain on Settlement of Insurance Litigation--In 1999 and 1998, Sunoco recognized $47 and $38 million, respectively, of after-tax gains in connection with the settlement of several insurance claims. The claims related to certain environ-mental matters of Sunoco, including its predecessor companies and subsidiaries, arising from ownership and operation of its businesses. (See Note 14 to the consolidated financial statements.)

Benefit from Change in Tax Election--During 1998, Sunoco revoked its election under the Internal Revenue Code concerning the Puerto Rico possession tax cred-it. This change resulted in a $13 million tax benefit, which is attributable to Sun Lubricants. (See Note 5 to the consolidated financial statements.)

Provision for Write-Down of Assets and Other Matters--During 1999, Sunoco re-corded a $9 million after-tax charge in connection with the settlement of liti-gation concerning the May 1998 redemption of the Company's depositary shares and recorded an $8 million after-tax favorable adjustment to a market valuation reserve established in 1998 for MTBE inventory of Sun Northeast Refining.

During 1998, Sunoco added $40 million ($26 million after tax) to the accrual it established on December 31, 1996 for estimated losses expected to be realized by Sun Northeast Refining from an off-take agreement to purchase MTBE. In addi-tion, in 1998, Sunoco recorded an $8 million after-tax provision to write-down the MTBE inventory of Sun Northeast Refining to market value, increased the es-timated net realizable value of a previously written down asset held for sale by Sun Northeast Refining by $8 million after tax, established a $7 million af-ter-tax accrual for environmental remediation activities principally in Sunoco Northeast Marketing and recorded a $5 million after-tax provision to write-off certain assets primarily in Sunoco Chemicals.

In 1997, Sunoco established a $32 million accrual ($21 million after tax) for approximately 320 involuntary employee terminations and related costs. The em-ployee reductions were throughout Sunoco's six refining and marketing business units and also included senior management and support staff.

For a further discussion of the provisions for write-down of assets and other matters recorded during the 1997-99 period, see Notes 4, 14 and 15 to the con-solidated financial statements.

Analysis of Consolidated Statements of Income

Revenues--Total revenues were $10.1 billion in 1999, $8.6 billion in 1998 and $10.5 billion in 1997. The 17 percent increase in 1999 was primarily due to higher refined product prices and sales volumes. In 1998, the 18 percent de-crease was primarily due to lower refined product prices.

Costs and Expenses--Total pretax costs and expenses were $9.9 billion in 1999, $8.2 billion in 1998 and $10.1 billion in 1997. The 21 percent increase in 1999 was primarily due to higher crude oil and refined product acquisition costs largely as a result of the increase in crude oil prices. In 1998, the 19 per-cent decrease was primarily due to lower crude oil and refined product acquisi-tion costs largely as a result of lower crude oil prices.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital--At December 31, 1999, Sunoco had cash and cash equiv-alents of $87 million compared to $38 million at December 31, 1998 and had a working capital deficit of $310 million compared to $204 million at December 31, 1998. Sunoco's working capital position is considerably stronger than indi-cated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeds their carrying value at December 31, 1999 by $763 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily market-able at their current replacement values. Management believes that the current levels of Sunoco's cash and working capital are adequate to support Sunoco's ongoing operations.

Cash Flows and Financial Capacity--In 1999, Sunoco's net cash provided by oper-ating activities ("cash generation") was $499 million compared to $352 million in 1998 and $452 million in 1997. The $147 million increase in cash generation in 1999 was largely due to a decrease in working capital uses pertaining to op-erating activities and the receipt of proceeds from settlement of several in-surance claims, partially offset by a decline in income before special items and lower deferred income tax expense. The $100 million decrease in cash gener-ation in 1998 was largely due to a decline in income before special items and a reduction in noncash charges.

Divestment activities have also been a source of cash. During the 1997-99 peri-od, proceeds from divestments totalled $392 million.

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

Management believes that future cash generation will be sufficient to satisfy Sunoco's capital requirements and to pay the current level of cash dividends on Sunoco's common stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors includ-ing volatility in crude oil and refined product markets and increases in capi-tal spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002. The Company can borrow directly from the participating banks under this Agreement or use it to support the issuance of commercial paper. (See Note 10 to the consolidated financial statements.)

The following table sets forth amounts outstanding related to Sunoco's borrowings:

                                                        December 31
                                                  -----------------------
(Millions of Dollars)                                    1999        1998
-------------------------------------------------------------------------
Short-term borrowings:
 Commercial paper                                      $  150      $   --
 Bank borrowings under revolving credit agreement          --         120
Current portion of long-term debt                           1          69
Long-term debt                                            878         823
-------------------------------------------------------------------------
Total borrowings                                       $1,029      $1,012
-------------------------------------------------------------------------

Sunoco's ratio of debt (net of available cash) to total capital was 38.5 per-cent at December 31, 1999 compared to 39.1 percent at December 31, 1998. Man-agement believes there is sufficient borrowing capacity available to pursue strategic investment opportunities as they arise. No commitments have been made with respect to any investment opportunity which would require the use of a significant portion of Sunoco's unused financial capacity. In addition, the Company has the option of issuing additional common or preference stock as a means of increasing its equity base; however, there are no current plans to do so.

Capital Expenditures

(Millions of Dollars)          2000 Plan        1999          1998         1997
-------------------------------------------------------------------------------
Sun Northeast Refining              $107        $ 85          $130         $ 81
Sunoco Northeast Marketing           121          99            74           46
Sunoco Chemicals                      45          54            53*          37
Sun Lubricants                        32          28            39           22
Sunoco MidAmerica Marketing
 & Refining                           85          57            57           29
Sunoco Logistics                      48          41**          39           32
Sun Coke                               6          10            65          133
-------------------------------------------------------------------------------
Consolidated capital
 expenditures                       $444        $374          $457         $380
-------------------------------------------------------------------------------

*  Excludes $157 million purchase of the Philadelphia phenol facility.
** Excludes $36 million purchase of the crude oil transportation and marketing operations of Pride Companies, L.P.

In 1999, in addition to the $36 million acquisition of the Pride crude oil transportation and marketing operations, major capital outlays included: $29 million to complete the turnaround and the first phase of an oxidizer unit re-placement project at the Philadelphia phenol facility acquired in 1998, $68 million primarily to upgrade or acquire additional Sunoco(R) retail marketing locations in the Northeast and $35 million related to an ongoing reimaging pro-gram at the Company's retail service station network. As part of the reimaging program, the Company's Sunoco(R) logo has been updated and its retail outlet image has been redesigned to provide a more contemporary appearance.

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

The 2000 capital expenditure plan is comprised of $235 million for base infra-structure and legally required spending, $91 million for turnarounds at the Company's Philadelphia, Marcus Hook and Toledo refineries and $118 million for growth projects. The growth projects include expenditures to improve refinery efficiency, grow Sunoco's retail marketing network, increase chemicals produc-tion and expand certain logistics assets.

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

(Millions of Dollars)                              1999        1998        1997
-------------------------------------------------------------------------------
Pollution abatement capital*                       $ 33        $ 35        $ 23
Remediation                                          35          34          38
Operations, maintenance and administration          155         173         188
-------------------------------------------------------------------------------
                                                   $223        $242        $249
-------------------------------------------------------------------------------

* Capital expenditures for pollution abatement are expected to approximate $25 and $35 million in 2000 and 2001, respectively.

The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act also requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. The Com-pany has implemented the first two phases of the reformulated gasoline regula-tions which require an increase in the minimum quantity of oxygen for certain non-attainment areas, a reduction in benzene content, and a reduction in sum-mertime Reid Vapor Pressure ("RVP"). Sunoco expects to implement the more stringent final phase of these regulations in the spring of 2000.

Pursuant to the Clean Air Act, in December 1999 the U.S. Environmental Protec-tion Agency ("EPA") issued a final rule to require more stringent emissions standards ("Tier 2 Standards") for new passenger cars and light duty trucks. The final rule mandates significant reductions in the sulfur levels in reformu-lated and conventional gasoline commencing in 2004. The rule includes a banking and trading credit system, which could provide refiners compliance flexibility until 2006. Sunoco currently has gasoline sulfur levels which are below the in-dustry average and idle assets which may be used to help meet this new require-ment. Analysis of the rule to determine its impact and to identify compliance alternatives by the required dates is ongoing. The rule could have a signifi-cant impact on Sunoco and its operations, primarily with respect to the capital and operating expenditures at the Philadelphia, Marcus Hook and Toledo refin-eries. The capital spending is likely to begin in early 2003 while the higher operating costs will be incurred when production of the low-sulfur gasoline commences. The ultimate impact of the rule cannot be determined at this time, and may be affected by such factors as technology selection, the effectiveness of the banking and trading credit system, timing uncertainties created by per-mitting requirements and construction schedules and any effect on prices cre-ated by changes in the level of gasoline production.

In order to obtain a secure supply of oxygenates, Sunoco entered into an off-take agreement with Belvieu Environmental Fuels ("BEF"), a joint venture in which Sunoco is a one-third partner, whereby Sunoco agreed to purchase all of the MTBE from BEF's production facility. At December 31, 1999, the Company had a $55 million investment in this operation. In 1998 and 1996, Sunoco recorded pretax provisions amounting to $40 and $130 million, respectively, for esti-mated purchase commitment losses expected to be realized with respect to the off-take agreement. During 1999, 1998 and 1997, actual losses attributable to this agreement amounting to $39, $47 and $65 million, respectively, were charged against the loss accrual. The accrual has a remaining balance of $19 million as of December 31, 1999. (See Note 14 to the consolidated financial statements.)

In November 1998, the EPA convened an advisory Panel on Oxygenate Use in Gaso-line (the "Panel"). The purpose of the Panel was to review public health and environmental issues that have been raised by the use of MTBE in gasoline, and specifically by the discovery of MTBE in water supplies. The Panel made its recommendations to the EPA on July 27, 1999. The recommendations call for the improved protection of drinking water from MTBE contamination, a substantial reduction in the use of MTBE, and action by Congress to remove the oxygenate requirements for reformulated gasoline under the Clean Air Act. State and fed-eral environmental agencies could implement the majority of the recommenda-tions; however, some would require Congressional legislative action. While the Panel recommended that certain public and private funding options be explored for the clean up of contaminated sites, it made no specific recommendations concerning such funding options. However, private parties are seeking clean-up remedies primarily from East and West Coast gasoline marketers, including Suno-co. California has acted to ban MTBE use by December 31, 2002. In connection with the MTBE ban, California has requested a waiver from the EPA of its oxy-genate requirements. Other states are also reviewing the use of MTBE in gaso-line. MTBE is the primary oxygenate used by Sunoco and throughout the industry to meet the reformulated gasoline requirements under the Clean Air Act. While phase-outs or restrictions on the use of MTBE or any required clean up of MTBE could have a significant impact on Sunoco and its results of operations, the ultimate impact cannot be determined at this time.

The Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act as amended by the Resource Conser-vation and Recovery Act ("RCRA"), and related federal and state laws subject Sunoco to the potential obligation to remove or mitigate the environmental ef-fects of the disposal or release of certain pollutants at Sunoco's facilities and at third-party or formerly-owned sites. Under CERCLA, Sunoco is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1999, Sunoco had been named as a PRP at 52 sites identified or potentially identifiable as "Superfund" sites under CERCLA. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant cir-cumstances and, based upon the other parties involved or Sunoco's negligible participation therein, believes that its potential liability associated with such sites will not be significant.

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

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, aris-ing from the ownership and operation of its businesses. In 1999 and 1998, the Company entered into several settlements which resolved most of these claims. As a result, the Company received net cash proceeds totalling $4 million in 1998, $96 million in 1999 and $28 million in early 2000. Pretax gains of $73 million ($47 million after tax) and $58 million ($38 million after tax) were recognized in 1999 and 1998, respectively, in connection with these settle-ments.

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

Year 2000 Information Processing
During the 1997-99 period, Sunoco assessed, remediated or replaced, tested and implemented computer systems and applications in order that they would be able to operate and properly process information dated after December 31, 1999. As a result of these efforts, the Company has not experienced any Year 2000 failures of its key computer systems and applications. Likewise, the Company's key cus-tomers and suppliers have been able to continue to meet their obligations to the Company.

The cost to Sunoco during the 1997-99 period of achieving Year 2000 compliant systems totaled $37 million. Such amount consisted of $21 million of expense incurred remediating and testing existing software and hardware and $16 million of capital expenditures to replace two key non-compliant systems with newly purchased systems that, in addition to being compliant, provide enhanced busi-ness functionality.

Although unlikely, the possibility still exists that interruptions to Company and/or key customer and supplier operations or business activities could occur as a result of lingering Year 2000 Issues. Such interruptions, if they were to occur, could have a material adverse impact on Sunoco's consolidated results of operations or financial condition.

Derivative Instruments
Sunoco uses futures and forward contracts to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales from fixed to floating price. In addition, price collars, swaps and option contracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Sunoco considers to be acceptable margins for various refined products. At December 31, 1999, margins for approximately 14 million barrels (6 percent of the Company's expected 2000 wholesale fuels sales) had been locked in.

Sunoco is at risk for possible changes in the market value of all of its deriv-ative contracts; however, such risk would be mitigated by price changes in the underlying hedged transactions. At December 31, 1999, Sunoco had a net deferred gain of $13 million on its outstanding derivative contracts. The potential de-crease in this gain from a hypothetical 10 percent adverse change in the year-end market prices of commodities that were being hedged by derivative contracts at December 31, 1999 was estimated to be $10 million. This hypothetical de-crease in the gain was estimated by multiplying the difference between the hy-pothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts.

Sunoco also is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international fi-nancial institutions with high credit ratings. (See Note 17 to the consolidated financial statements.)

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") was issued. SFAS No. 133, which Sunoco expects to adopt effective January 1, 2001 when adoption is mandatory, changes the method of accounting for derivative instru-ments. The Company has not yet determined the impact that the new standard will have on its results of operations and financial position. For a further discus-sion concerning SFAS No. 133, see Note 1 to the consolidated financial state-ments.

Cash Dividends and Share Redemption and Repurchases
The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1997-99 period, the quarterly cash dividend paid on common stock amounted to $.25 per share ($1.00 per year). The Company expects to continue to sustain the quarterly common stock cash dividend at its current level. Cash dividends paid on depositary shares totalled $1.80 per share in 1997 and $.8258 per share in 1998 prior to their redemption (see below).

On May 28, 1998, the Company redeemed all of its 24,067,520 then outstanding depositary shares. Each depositary share represented ownership of one-half share of the Company's Series A cumulative preference stock. Under the terms of redemption, established when the depositary shares were issued, each depositary share was redeemed in exchange for 0.949837 share of Sunoco's common stock plus accrued and unpaid dividends of $.3758. The depositary-to-common stock exchange ratio represented the call price of $40 per depositary share payable in Sunoco common stock valued at $42.1125 per common share--the average of the closing prices for Sunoco common stock on the New York Stock Exchange, as reported on the consolidated tape, for the five consecutive trading days from April 20 to April 24, 1998, inclusive. At the exchange ratio of 0.949837 share of common stock for each depositary share, 22,859,633 shares of Sunoco common stock held in treasury were reissued. In connection with this redemption, a lawsuit was filed alleging that Sunoco incorrectly calculated the exchange ratio and should have issued an additional 1.36 million shares of Sunoco common stock. While the Company believes the exchange ratio was correctly calculated, in the fourth quarter of 1999 it agreed to settle the lawsuit, subject to court approval. Ac-cordingly, a $14 million charge ($9 million after tax) was recorded in 1999 in connection with the settlement. This charge is reported as part of the Provi-sion for Write-Down of Assets and Other Matters shown separately in the Earn-ings Profile of Sunoco Businesses.

During the 1997-99 period, the Company repurchased 8,260,950 shares of its com-mon stock and 853,580 of its depositary shares for $335 million. At December 31, 1999, the Company had a remaining authorization from its Board of Directors to purchase up to $136 million of Company stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

Forward-Looking Statements
Statements and financial discussion and analysis contained in the Management's Discussion and Analysis that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securi-ties Litigation Reform Act of 1995. Such statements generally will be accompa-nied by words such as "anticipate," "believe," "estimate," "expect," "fore-cast," "intend," "possible," "potential," "predict," "project," or other simi-lar words that convey the uncertainty of future events or outcomes. Although Sunoco believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, with-out limitation:

 .Changes in industry-wide refining margins;

 .Variation in commodity prices and crude oil supply;

 .Volatility in the marketplace which may affect market supply and demand for Sunoco's products;

 .Increased competition;

 .Changes in the reliability and efficiency of the Company's operating facili-ties;

 .Changes in the level of operating expenses and hazards common to operating fa-cilities (including equipment malfunction, explosions, fires, oil spills, and the effects of severe weather conditions);

 .Changes in the expected level of environmental remediation spending;

 .Delays related to work on facilities and the issuance of applicable permits;

 .Changes in product specifications;

 .Availability and pricing of oxygenates such as MTBE;

 .Phase-outs or restrictions on the use of MTBE;

 .Political and economic conditions in international markets in which the Com-pany operates;

 .Changes in the availability of debt and equity financing resulting in in-creased costs or reduced liquidity;

 .Risks related to labor relations;

 .Nonperformance by major customers;

 .General economic, financial and business conditions which could affect Sunoco's financial condition and results of operations;

 .Changes in applicable statutes and government regulations or their interpreta-tions;

 .Claims of the Company's noncompliance with statutory and regulatory require-ments;

 .Changes in the status of litigation to which the Company is a party; and

 .Potential effects of Year 2000 computer issues.

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

--------------------------------------------------------------------------------

Consolidated Statements of Income                 Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares Except
Per Share Amounts)
--------------------------------------------------------------------------------
For the Years Ended December 31                  1999         1998         1997
--------------------------------------------------------------------------------
Revenues
Sales and other operating revenue
 (including consumer excise taxes)            $ 9,889       $8,413      $10,464
Interest income (Note 2)                            7           23            7
Other income (Note 3)                             172          147           60
--------------------------------------------------------------------------------
                                               10,068        8,583       10,531
Costs and Expenses
Cost of products sold and operating
 expenses                                       7,365        5,646        7,610
Consumer excise taxes                           1,583        1,559        1,563
Selling, general and administrative
 expenses                                         533          521          533
Depreciation, depletion and amortization          276          257          259
Payroll, property and other taxes                  77           82           78
Provision for write-down of assets and
 other matters (Note 4)                             2           58           32
Interest cost and debt expense                     84           77           78
Interest capitalized                               (2)          (6)          (7)
--------------------------------------------------------------------------------
                                                9,918        8,194       10,146
Income before income tax expense                  150          389          385
Income tax expense (Note 5)                        53          109          122
--------------------------------------------------------------------------------
Net Income                                         97          280          263
Dividends on preference stock                      --          (20)         (44)
--------------------------------------------------------------------------------
Net income applicable to common
 shareholders                                 $    97       $  260      $   219
--------------------------------------------------------------------------------
Net Income Per Share of Common Stock
 (Note 6):
 Basic                                          $1.07        $3.09        $3.03
 Diluted                                        $1.07        $2.95        $2.70
--------------------------------------------------------------------------------
Weighted Average Number of Shares
 Outstanding:
 Basic                                           90.3         84.2         72.3
 Diluted                                         91.0         95.0         97.4
--------------------------------------------------------------------------------
Cash Dividends Paid Per Share:
 Preference stock (Note 15)                       $--      $1.6516        $3.60
 Common stock                                   $1.00        $1.00        $1.00
--------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Balance Sheets                       Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
-----------------------------------------------------------------------------
At December 31                                               1999        1998
-----------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                  $   87      $   38
Accounts and notes receivable, net                            833         537
Inventories (Note 7)                                          403         483
Deferred income taxes (Note 5)                                133         122
-----------------------------------------------------------------------------
Total Current Assets                                        1,456       1,180
-----------------------------------------------------------------------------
Investments and long-term receivables (Note 8)                118         108
Properties, plants and equipment, net (Note 9)              3,415       3,346
Deferred charges and other assets                             207         215
-----------------------------------------------------------------------------
Total Assets                                               $5,196      $4,849
-----------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                           $1,038      $  589
Accrued liabilities                                           437         488
Short-term borrowings (Note 10)                               150         120
Current portion of long-term debt (Note 11)                     1          69
Taxes payable                                                 140         118
-----------------------------------------------------------------------------
Total Current Liabilities                                   1,766       1,384
-----------------------------------------------------------------------------
Long-term debt (Note 11)                                      878         823
Retirement benefit liabilities (Note 12)                      415         449
Deferred income taxes (Note 5)                                237         175
Other deferred credits and liabilities (Notes 13 and
 14)                                                          394         504
Commitments and contingent liabilities (Note 14)
Shareholders' Equity (Notes 15 and 16)
Common stock, par value $1 per share
 Authorized--200,000,000 shares;
 Issued, 1999--132,171,591 shares;
 Issued, 1998--132,026,021 shares                             132         132
Capital in excess of par value                              1,397       1,393
Earnings employed in the business                           1,615       1,608
-----------------------------------------------------------------------------
                                                            3,144       3,133
Less common stock held in treasury, at cost
 1999--42,302,919 shares; 1998--41,621,835 shares           1,638       1,619
-----------------------------------------------------------------------------
Total Shareholders' Equity                                  1,506       1,514
-----------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                 $5,196      $4,849
-----------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows             Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
--------------------------------------------------------------------------------
For the Years Ended December 31                  1999         1998         1997
--------------------------------------------------------------------------------
Increases (Decreases) in Cash and Cash
 Equivalents
Cash Flows from Operating Activities:
 Net income                                     $  97        $ 280        $ 263
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Gain on settlement of insurance
   litigation, net of cash received               (23)         (54)          --
  Provision for write-down of assets and
   other matters                                    2           58           32
  Gain on divestments                             (16)         (14)         (12)
  Depreciation, depletion and
   amortization                                   276          257          259
  Deferred income tax expense                      50           95          131
  Changes in working capital pertaining
   to operating activities:
   Accounts and notes receivable                 (271)         186          203
   Inventories                                    103          (43)          45
   Accounts payable and accrued
    liabilities                                   354         (361)        (383)
   Taxes payable                                   11           19          (51)
  Other                                           (84)         (71)         (35)
--------------------------------------------------------------------------------
Net cash provided by operating
 activities                                       499          352          452
--------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures                            (374)        (457)        (380)
 Acquisitions, net of seller financing
  of $5 in 1999 and $109 in 1998 (Note
  18)                                             (31)         (48)          --
 Proceeds from divestments                         74          136          182
 Other                                            (21)           9           11
--------------------------------------------------------------------------------
Net cash used in investing activities            (352)        (360)        (187)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Net proceeds from short-term borrowings           30          108           --
 Proceeds from issuance of long-term
  debt                                            200           12           --
 Repayments of long-term debt                    (218)         (53)         (53)
 Proceeds from transferred interest in
  cokemaking operation                             --          200           --
 Cash dividend payments                           (90)        (102)        (117)
 Purchases of preference stock for
  retirement                                       --           (1)         (27)
 Purchases of common stock for treasury           (19)        (144)        (144)
 Proceeds from issuance of common stock
  under management incentive and
  employee option plans                             4           13           48
 Other                                             (5)         (20)          (6)
--------------------------------------------------------------------------------
Net cash provided by (used in) financing
 activities                                       (98)          13         (299)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                       49            5          (34)
Cash and cash equivalents at beginning
 of year                                           38           33           67
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $  87        $  38        $  33
--------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Statements of Changes in Shareholders' Equity
                                                   Sunoco, Inc. and Subsidiaries

(Dollars in Millions,
Shares in Thousands)
------------------------------------------------------------------------------------------------------------
                               Cumulative
                            Preference Stock        Common Stock               Earnings    Common Stock
                          ---------------------- ------------------ Capital in Employed  Held in Treasury
                          Number of  Liquidation Number of      Par  Excess of   in the  ------------------
                             Shares        Value    Shares    Value  Par Value Business    Shares      Cost
------------------------------------------------------------------------------------------------------------
At December 31, 1996        12,461       $ 748    129,872      $130    $1,316    $1,284    56,880    $2,040
Net income                      --          --         --        --        --       263        --        --
Cash dividend payments          --          --         --        --        --      (117)       --        --
Purchases for retirement      (404)        (25)        --        --        (2)       --        --        --
Purchases for treasury          --          --         --        --        --        --     3,864       144
Issued under management
 incentive and employee
 option plans                   --          --      1,698         2        46        --        --        --
Other                           --          --          3        --         1        --        --        --
------------------------------------------------------------------------------------------------------------
At December 31, 1997        12,057       $ 723    131,573      $132    $1,361    $1,430    60,744    $2,184
Net income                      --          --         --        --        --       280        --        --
Cash dividend payments          --          --         --        --        --      (102)       --        --
Purchases for retirement       (23)         (1)        --        --        --        --        --        --
Purchases for treasury          --          --         --        --        --        --     3,728       144
Redemption of preference
 stock in exchange for
 common stock (Note 15)    (12,034)       (722)        --        --        13        --   (22,860)     (709)
Issued under management
 incentive and employee
 option plans                   --          --        453        --        13        --        --        --
Other                           --          --         --        --         6        --        10        --
------------------------------------------------------------------------------------------------------------
At December 31, 1998            --         $--    132,026      $132    $1,393    $1,608    41,622    $1,619
Net income                      --          --         --        --        --        97        --        --
Cash dividend payments          --          --         --        --        --       (90)       --        --
Purchases for treasury          --          --         --        --        --        --       669        19
Issued under management
 incentive and employee
 option plans                   --          --        145        --         4        --        --        --
Other                           --          --          1        --        --        --        12        --
------------------------------------------------------------------------------------------------------------
At December 31, 1999            --         $--    132,172      $132    $1,397    $1,615    42,303    $1,638
------------------------------------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements         Sunoco, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements of Sunoco, Inc. and subsidiaries (collectively, "Sunoco" or the "Company") contain the accounts of all operations that are controlled (generally more than 50 percent owned). Affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

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

Maintenance Shutdowns
Maintenance and repair costs in excess of $500 thousand incurred in connection with major maintenance shutdowns are capitalized when incurred and amortized over the period benefited by the maintenance activities.

Derivative Instruments
Sunoco uses swaps, options, futures, forwards and other off-balance sheet com-modity-based financial and nonfinancial derivative instruments to hedge its ex-posure to crude oil, refined product, electricity and natural gas price vola-tility. Such contracts, which effectively meet the Company's risk reduction and correlation criteria, are accounted for using hedge accounting as prescribed principally by Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("existing hedge accounting"). Effectiveness is measured based upon the correlation between the gains and losses on the derivative con-tracts and the corresponding offsetting changes in the market value of the items being hedged. Under existing hedge accounting, gains or losses on deriva-tive contracts (including positions which have been closed) are deferred and recognized in cost of products sold and operating expenses in the same periods as the items being hedged. In the event an open derivative contract were to be-come ineffective as a hedge or if an anticipated transaction being hedged were no longer likely to occur, any related unrealized derivative gain or loss would be recognized in net income at such time. The cash flows from hedge contracts are included in operating activities in the consolidated statements of cash flows. Sunoco does not hold or issue derivative instruments for trading purpos-es.

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") was issued. Sunoco expects to adopt SFAS No. 133 effective January 1, 2001 when adoption is mandatory. It will require the Company to recognize all derivative contracts on the balance sheet at their fair value. Changes in fair value of derivative con-tracts that are not hedges will be recognized in net income as they occur. If the derivative contracts are hedges, depending on their nature, changes in their fair values will either be offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and subsequently recognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts designated as hedges will be immediately recognized in net income. The Company has not yet determined the impact that SFAS No. 133 will have on its results of operations or its finan-cial position.

Stock-Based Compensation
The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

Reclassifications
Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Settlement of Income Tax Disputes

In 1998, Sunoco settled certain income tax disputes with the Internal Revenue Service related to deductions claimed in prior years. These settlements, which include the recognition of $15 million of interest income, increased 1998 net income by $12 million.

3. Other Income

(Millions of Dollars)                                     1999     1998     1997
--------------------------------------------------------------------------------
Gain on settlement of insurance litigation (Note 14)      $ 73     $ 58      $--
Equity in earnings of affiliated companies                  21       26       25
Gain on divestments                                         16       14       12
Other                                                       62       49       23
--------------------------------------------------------------------------------
                                                          $172     $147      $60
--------------------------------------------------------------------------------

4. Write-Down of Assets and Other Matters

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                                             Pretax  After-Tax
(Millions of Dollars)                    Provisions Provisions
--------------------------------------------------------------
1999
Litigation settlement                        $ 14        $ 9
MTBE inventory adjustment                     (12)        (8)
--------------------------------------------------------------
                                             $  2        $ 1
--------------------------------------------------------------
1998
MTBE purchase commitment                       $ 40        $26
Other                                            18         12
--------------------------------------------------------------
                                               $ 58        $38
--------------------------------------------------------------
1997
Employee terminations and related costs        $ 32        $21
--------------------------------------------------------------

During 1999, Sunoco recorded a charge in connection with the settlement of lit-igation concerning the May 1998 redemption of the Company's preference stock (Note 15) and recorded a favorable adjustment to a market valuation reserve for MTBE inventory established in 1998.

During 1998, Sunoco added to the accrual it established on December 31, 1996 for estimated losses expected to be realized from an off-take agreement to pur-chase MTBE (Note 14). In addition, during 1998, Sunoco established an accrual for environmental remediation activities, increased the estimated net realiz-able value of a previously written down asset held for sale and recorded provi-sions to write-down its MTBE inventory to market value and to write-off certain assets primarily in its refining and marketing business.

During the first quarter of 1997, Sunoco established an accrual for approxi-mately 320 involuntary employee terminations and related costs. The employee reductions were throughout the organization and included senior management, support staff and operations personnel. As of December 31, 1999, all of this accrual has been paid.

5. Income Taxes

The components of income tax expense are as follows:

(Millions of Dollars)                1999     1998      1997
-------------------------------------------------------------
Income taxes currently payable:
 U.S. federal                         $--     $ 12      $ (9)
 State and other                        3        2        --
-------------------------------------------------------------
                                        3       14        (9)
-------------------------------------------------------------
Deferred taxes:
 U.S. federal                          49       96       130
 State and other                        1       (1)        1
-------------------------------------------------------------
                                       50       95       131
-------------------------------------------------------------
                                      $53     $109      $122
-------------------------------------------------------------

The reconciliation of income tax expense at the U.S. statutory rate to the in-come tax expense is as follows:

(Millions of Dollars)                                1999      1998       1997
-------------------------------------------------------------------------------
Income tax expense at U.S. statutory rate of 35
 percent                                              $53      $136       $135
Increase (reduction) in income taxes resulting
from:
 State income taxes net of Federal income tax
  effects                                               2         1         --
 Puerto Rico possession tax credit                     --       (13)*       --
 Dividend exclusion for affiliated companies           (3)       (3)        (4)
 Nonconventional fuel credit                           --        (2)        --
 Other                                                  1       (10)        (9)
-------------------------------------------------------------------------------
                                                      $53      $109       $122
-------------------------------------------------------------------------------

* During 1998, Sunoco revoked its election under the Internal Revenue Code con-cerning the Puerto Rico possession tax credit. The $13 million tax benefit resulted primarily from recognition of additional deferred tax benefits asso-ciated with a write-down of assets recorded in 1996 in connection with a project to reconfigure the Company's Puerto Rico refinery.

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

                                                 December 31
                                               --------------
(Millions of Dollars)                           1999      1998
-------------------------------------------------------------------------------
Deferred tax assets:
 Retirement benefit liabilities                $ 133     $ 142
 Environmental remediation liabilities            56        63
 Other liabilities not yet deductible            203       251
 Federal net operating loss carryforward*         70        --
 Alternative minimum tax credit carryforward**    76        67
 Other                                           100        85
 Valuation allowance***                          (32)      (32)
-------------------------------------------------------------------------------
                                                 606       576
-------------------------------------------------------------------------------
Deferred tax liabilities:
 Properties, plants and equipment               (661)     (581)
 Other                                           (49)      (48)
-------------------------------------------------------------------------------
                                                (710)     (629)
-------------------------------------------------------------------------------
Net deferred income tax liability              $(104)    $ (53)
-------------------------------------------------------------------------------
  * The Federal net operating loss carryforward totals $200 million at December
    31, 1999 and is comprised of $88 million which expires in 2011 and $112 million which expires in 2019.
 ** Alternative minimum tax credit carryforwards may be carried forward indefi-
    nitely.
*** The valuation allowance reduces certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

                                                December 31
                                               --------------
(Millions of Dollars)                           1999      1998
-------------------------------------------------------------------------------
Current asset                                  $ 133     $ 122
Noncurrent liability                            (237)     (175)
-------------------------------------------------------------------------------
                                               $(104)    $ (53)
-------------------------------------------------------------------------------

Cash payments for (refunds of) income taxes were $4, $(6) and $26 million in 1999, 1998 and 1997, respectively.

6. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share ("EPS") for 1999, 1998 and 1997:

(In Millions, Except Per Share Amounts)             1999     1998     1997
--------------------------------------------------------------------------
Net income applicable to common
 shareholders (basic EPS numerator)                  $97     $260     $219
Add: Dividends on preference stock                    --       20       44
--------------------------------------------------------------------------
Net income (diluted EPS numerator)                   $97     $280     $263
--------------------------------------------------------------------------
Weighted average number of common shares
 outstanding (basic EPS denominator)                90.3     84.2     72.3
Add effect of dilutive securities:
 Redeemable preference shares (Note 15)               --      9.8     24.6
 Stock incentive awards                               .7      1.0       .5
--------------------------------------------------------------------------
Weighted average number of shares (diluted EPS
 denominator)                                       91.0     95.0     97.4
--------------------------------------------------------------------------
Basic EPS                                          $1.07    $3.09    $3.03
Diluted EPS                                        $1.07    $2.95    $2.70
--------------------------------------------------------------------------

7. Inventories

                                 December 31
                               ---------------
(Millions of Dollars)           1999      1998
----------------------------------------------
Crude oil                       $158      $184
Refined products                 163       219
Materials, supplies and other     82        80
----------------------------------------------
                                $403      $483
----------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $763 and $205 million at December 31, 1999 and 1998, respec-tively. During 1999, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduc-tion in inventory was to increase 1999 net income by $11 million.

8. Investments and Long-Term Receivables

                                                       December 31
                                                     ---------------
(Millions of Dollars)                                 1999      1998
--------------------------------------------------------------------
Investments in and advances to affiliated companies   $ 95      $ 80
Accounts and notes receivable                           23        16
Other investments                                       --        12
--------------------------------------------------------------------
                                                      $118      $108
--------------------------------------------------------------------

Dividends received from affiliated companies amounted to $14, $15 and $13 mil-lion in 1999, 1998 and 1997, respectively. Earnings employed in the business at December 31, 1999 include $61 million of undistributed earnings of affiliated companies.

9. Properties, Plants and Equipment

                              Accumulated
                            Depreciation,
(Millions of          Gross     Depletion
Dollars)         Investment           and        Net
December 31         at Cost  Amortization Investment
---------------------------------------------------
1999
Refining and
 marketing*          $6,051        $2,893     $3,158
Cokemaking              393           136        257
---------------------------------------------------
                     $6,444        $3,029     $3,415
---------------------------------------------------
1998
Refining and
 marketing*          $5,782        $2,709     $3,073
Cokemaking              466           193        273
---------------------------------------------------
                     $6,248        $2,902     $3,346
---------------------------------------------------

* Includes gross amounts leased to third parties totalling $566 and $529 mil-lion at December 31, 1999 and 1998, respectively. Related accumulated depre-ciation totalled $262 and $229 million at December 31, 1999 and 1998, respec-tively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 1999 are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 2000                          $39
 2001                           26
 2002                           14
 2003                            7
 2004                            4
 Thereafter                      1
----------------------------------
                               $91
----------------------------------

10. Short-Term Borrowings and Credit Facilities

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002 bearing interest based on selected reference rates. The Company can borrow directly from the participating banks under this Agreement or use it to support the issuance of commercial paper. The Agreement is subject to commitment fees, the amounts of which are not material. Under the terms of the Agreement, Sunoco is required to maintain consolidated net worth of at least $1.0 billion. At De-cember 31, 1999, the Company's consolidated net worth was $1.5 billion. The Agreement also requires that Sunoco's ratio of debt to capital, as those terms are defined in the Agreement, not exceed .55 to 1. At December 31, 1999, this ratio was .41 to 1. The following table sets forth amounts outstanding related to the above short-term borrowing arrangements:

                                 December 31
                                ------------
(Millions of Dollars)            1999   1998
--------------------------------------------
Commercial paper                 $150 $   --
Bank borrowings under
 revolving credit agreement        --    120
--------------------------------------------
                                 $150 $  120
--------------------------------------------

The commercial paper outstanding had a weighted average interest rate of 6.74 percent at December 31, 1999, while the interest rate on the bank borrowings was 5.84 percent at December 31, 1998.

11. Long-Term Debt

                                  December 31
                                --------------
(Millions of Dollars)            1999     1998
----------------------------------------------
9 3/8% debentures due 2016       $200     $200
9% debentures due 2024            100      100
8 1/8% notes paid in 1999          --      150
7.95% notes due 2001              150      150
7 3/4% notes due 2009             200       --
7.60% environmental
 industrial revenue bonds
 due 2024                         100      100
7 1/8% notes due 2004             100      100
6 3/4% convertible
 debentures due 2012 (Note
 15)                               10       10
Non-interest bearing seller
 financing                         --       68
Other                              22       17
----------------------------------------------
                                  882      895
Less:unamortized discount           3        3
  current portion                   1       69
----------------------------------------------
                                 $878     $823
----------------------------------------------

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2000 through 2004 is as follows (in millions of dollars):

----------------------------------------------

 2000         $  1          2003          $  1
 2001         $151          2004          $100
 2002         $  1
----------------------------------------------

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $75, $69 and $75 million in 1999, 1998 and 1997, respectively.

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

Pension and postretirement health care and life insurance expense (benefit) consisted of the following components:

                                  Defined                Postretirement
                               Benefit Plans             Benefit Plans
                          -------------------------  ------------------------
(Millions of Dollars)      1999      1998      1997  1999      1998      1997
------------------------------------------------------------------------------
Service cost (cost of
 benefits earned during
 the year)                $  28     $  26     $  26   $ 5       $ 5       $ 4
Interest cost on benefit
 obligations                 87        87        92    22        23        23
Expected return on plan
 assets                    (112)     (108)     (105)   --        --        --
Amortization of:
 Net transition asset        (9)       (9)       (9)   --        --        --
 Prior service cost
  (benefit)                   3         1         1    (9)       (8)       (8)
 Unrecognized losses          3         2         2    --        --        --
Curtailment (gains)
 losses*                     --        --         2    --        --        (5)
------------------------------------------------------------------------------
                          $  --     $  (1)    $   9   $18       $20       $14
------------------------------------------------------------------------------

* Recognized in connection with the employee termination program implemented during 1997 (Note 4).

The following tables set forth the components of the changes in benefit obliga-tions and fair value of plan assets during 1999 and 1998 as well as the funded status and amounts both recognized and not recognized in the consolidated bal-ance sheets at December 31, 1999 and 1998:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           1999    1998     1999     1998
-------------------------------------------------------------------------------
Benefit obligations at beginning of year*     $1,281  $1,268    $ 348  $   336
Service cost                                      28      26        5        5
Interest cost                                     87      87       22       23
Actuarial (gains) losses                         (81)     24      (36)       8
Acquisitions                                      --      17       --        3
Benefits paid                                   (141)   (141)     (32)     (28)
Premiums paid by participants                     --      --        4        4
Other                                             15      --       (1)      (3)
-------------------------------------------------------------------------------
Benefit obligations at end of year*           $1,189  $1,281    $ 310  $   348
-------------------------------------------------------------------------------
Fair value of plan assets at beginning of
 year**                                       $1,350  $1,277
Actual return on plan assets                     214     172
Employer contributions                             3      13
Acquisitions                                      --      15
Benefits paid from plan assets                  (128)   (127)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year**    $1,439  $1,350
-------------------------------------------------------------------------------
Benefit obligations (in excess of) less than
 plan assets at end of year                   $  250  $   69    $(310) $  (348)
Unrecognized net transition asset                 (1)    (10)      --       --
Unrecognized prior service cost (benefit)         23      11      (38)     (47)
Unrecognized net (gain) loss                    (288)   (101)     (17)      19
-------------------------------------------------------------------------------
Net liability recognized in balance sheet at
 end of year                                  $  (16) $  (31)   $(365) $  (376)
-------------------------------------------------------------------------------
 * Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations ("APBO") for postretirement benefit plans.
** Less than 1 percent of plan assets was invested in Company stock.

The net liability recognized in the consolidated balance sheets at December 31, 1999 and 1998 is classified as follows:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           1999    1998     1999     1998
-------------------------------------------------------------------------------
Retirement benefit liabilities                $  (50) $  (73)   $(365)   $(376)
Deferred charges and other assets*                34      42       --       --
-------------------------------------------------------------------------------
                                              $  (16) $  (31)   $(365)   $(376)
-------------------------------------------------------------------------------

* Represents an intangible asset for which an equivalent additional minimum li-ability is included in retirement benefit liabilities.

Certain of the Company's defined benefit plans have accumulated benefit obliga-tions in excess of the fair value of plan assets. The total projected benefit obligations, accumulated benefit obligations and fair value of plan assets of such plans were $125, $121 and $-- million, respectively, as of December 31, 1999 and $255, $234 and $106 million, respectively, as of December 31, 1998.

The following weighted average assumptions were used during 1999 and 1998 in accounting for the plans:

                                            Defined    Postretirement
                                         Benefit Plans  Benefit Plans
                                         ------------- ---------------
(Millions of Dollars)                      1999   1998    1999    1998
----------------------------------------------------------------------
Discount rate                             7.75%  6.75%   7.75%   6.75%
                                                      ----------------
Long-term rate of return on plan assets   9.00%  9.00%
Rate of compensation increase             4.00%  4.00%
----------------------------------------------------------------------

The health care cost trend assumptions used at December 31, 1999 and 1998 to compute the APBO for the postretirement benefit plans were 6.3 and 6.8 percent, respectively, which are assumed to decline gradually to 5.5 percent in 2001 and to remain at that level thereafter.

A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 1999:

                         1-Percentage   1-Percentage
(Millions of Dollars)  Point Increase Point Decrease
---------------------------------------------------
Effect on total
 of service and
 interest cost
 components of
 postretirement
 benefits
 expense                           $1           $(1)
Effect on APBO                     $4           $(4)
---------------------------------------------------

Defined Contribution Pension Plans
Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $16, $18 and $17 million in 1999, 1998 and 1997, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 per-cent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock own-ership plan which contains a provision designed to permit SunCAP, only upon ap-proval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 1999, no such borrowings had been approved.

13. Transferred Interests in Cokemaking Operations

In 1998, Sunoco transferred an interest in its Indiana Harbor cokemaking opera-tion in East Chicago, IN, to a third party for $200 million in cash. In 1995, Sunoco transferred an interest in its Jewell cokemaking operation in Vansant, VA, to another third party for $95 million in cash. The investors in each operation are entitled to 95 percent of the cash flows and tax benefits from the respective cokemaking operations until certain cumulative return targets have been met. After these preferential return periods, which are expected to end in 2002 and 2000, respectively, the third parties will be entitled to variable minority interests in the cash flows and tax benefits from the respective operations ranging from 5 to 25 percent. Sunoco did not recog-nize any gain or loss on these transactions. The outstanding balance attribut-able to the transferred interests in these operations totalled $175 and $226 million at December 31, 1999 and 1998, respectively, and is reflected in other deferred credits and liabilities in the consolidated balance sheets.

14. Commitments and Contingent Liabilities

Sunoco, as lessee, has noncancelable operating leases for marine transportation time charters and for service stations, office space and other property and equipment. Total rental expense for such leases for the years 1999, 1998 and 1997 amounted to $115, $118 and $107 million, respectively. Approximately 8 percent of total rental expense was recovered through related sublease rental income during 1999.

The aggregate amount of future minimum annual rentals applicable to noncancel-able operating leases are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 2000                         $ 59
 2001                           71
 2002                           78
 2003                           66
 2004                           44
 Thereafter                    202
----------------------------------
                              $520
----------------------------------

A wholly owned subsidiary of the Company is a one-third partner in Belvieu En-vironmental Fuels ("BEF"), a joint venture formed for the purpose of construct-ing, owning and operating a methyl tertiary butyl ether ("MTBE") production fa-cility in Mont Belvieu, Texas. At December 31, 1999, the Company had a $55 mil-lion investment in this operation.

In order to obtain a secure supply of oxygenates for the manufacture of refor-mulated gasoline, Sunoco entered into an off-take agreement with BEF whereby Sunoco agreed to purchase all of the MTBE production from the plant. From May 1997 through May 2000, for the first 14,000 barrels daily of production, Sunoco agreed to pay BEF a price based on then-existing MTBE prices in the contract market (the "contract market price"). Sunoco also agreed to pay BEF the current spot market price for production above 14,000 barrels daily. In addition, the price to be paid by Sunoco for the first 12,600 barrels daily of MTBE produc-tion from May 1997 through May 2000, at a minimum, generally will equal the sum of BEF's annual raw material and cash operating costs associated with that pro-duction plus BEF's debt service payments (collectively, the "minimum price") if the minimum price per gallon exceeds the contract market price. Sunoco has been paying the minimum price under this agreement since May 1997. After May 2000, Sunoco and BEF will negotiate a new price for the last four years of the agree-ment based upon the market conditions existing at that time.

Sunoco's total MTBE purchases under this agreement were $192, $182 and $235 million during 1999, 1998 and 1997, respectively. During the fourth quarter of 1996, spot market prices for MTBE were less than the prices paid by Sunoco un-der the off-take agreement with BEF. At that time, the Company expected this adverse relationship to continue into the future. Accordingly, a $130 million accrual ($85 million after tax) was established at December 31, 1996 for the estimated purchase commitment loss expected to be realized with respect to this agreement.

The $130 million loss accrual was based primarily on the Company's marketplace assumptions concerning the worldwide supply and demand for MTBE through May 2000. At December 31, 1996, the Company believed that MTBE demand would in-crease in 1999 largely as a result of various jurisdictions electing to volun-tarily comply with (or opt into) the reformulated gasoline requirements of the Clean Air Act by the end of 1998. At December 31, 1998, the number of "opt ins" was lower than what the Company had originally anticipated and certain other jurisdictions were considering "opting out" of the voluntary reformulated fuel requirements. As a result of these and other market factors, management be-lieved that MTBE demand would not increase as previously anticipated. Accord-ingly, an additional $40 million ($26 million after tax) was added to the ac-crual in December 1998 for incremental losses expected to be realized with re-spect to this agreement. During 1999, 1998 and 1997, actual MTBE purchase costs in excess of spot market prices totalling $39, $47 and $65 million, respective-ly, were charged against the accrual. The accrual has a remaining balance of $19 million as of December 31, 1999.

In November 1998, the EPA convened an advisory Panel on Oxygenate Use in Gaso-line (the "Panel"). The purpose of the Panel was to review public health and environmental issues that have been raised by the use of MTBE in gasoline, and specifically by the discovery of MTBE in water supplies. The Panel made its recommendations to the EPA on July 27, 1999. The recommendations call for the improved protection of drinking water from MTBE contamination, a substantial reduction in the use of MTBE, and action by Congress to remove the oxygenate requirements for reformulated gasoline under the Clean Air Act. State and fed-eral environmental agencies could implement the majority of the recommenda-tions; however, some would require Congressional legislative action. While the Panel recommended that certain public and private funding options be explored for the clean up of contaminated sites, it made no specific recommendations concerning such funding options. However, private parties are seeking clean-up remedies primarily from East and West Coast gasoline marketers, including Suno-co. California has acted to ban MTBE use by December 31, 2002. In connection with the MTBE ban, California has requested a waiver from the EPA of its oxy-genate requirements. Other states are also reviewing the use of MTBE in gaso-line. MTBE is the primary oxygenate used by Sunoco and throughout the industry to meet the reformulated gasoline requirements under the Clean Air Act. While phase-outs or restrictions on the use of MTBE or any required clean up of MTBE could have a significant impact on Sunoco and its results of operations, the ultimate impact cannot be determined at this time.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dol-lars):

--------------------------------------------
Year ending December 31:
 2000                                   $ 10
 2001                                     10
 2002                                     10
 2003                                      9
 2004                                      8
 2005 through 2018                        86
--------------------------------------------
  Total                                  133
 Less: Amount representing interest       53
--------------------------------------------
  Total at present value                $ 80
--------------------------------------------

Payments under these agreements, including variable components, commenced in mid-1998 and totalled $16 and $8 million in 1999 and 1998, respectively.

Sunoco is contingently liable under various arrangements which guarantee debt of affiliated companies and others aggregating approximately $26 million at De-cember 31, 1999 and maturing at various dates through 2014.

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

                              December 31
                       ----------------------
(Millions of Dollars)           1999     1998
---------------------------------------------
Accrued liabilities             $ 46     $ 56
Other deferred credits and
 liabilities                     114      126
---------------------------------------------
                                $160     $182
---------------------------------------------

Pretax charges against income for environmental remediation totalled $11, $13 and $6 million in 1999, 1998 and 1997, respectively. Claims for recovery of en-vironmental liabilities that are probable of realization totalled $2 million at December 31, 1999 and are included in deferred charges and other assets in the consolidated balance sheets.

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, aris-ing from the ownership and operation of its businesses. In 1999 and 1998, the Company entered into several settlements which resolved most of these claims. As a result, the Company received net cash proceeds totalling $4 million in 1998, $96 million in 1999 and $28 million in early 2000. Pretax gains of $73 million ($47 million after tax) and $58 million ($38 million after tax) were recognized in other income in 1999 and 1998, respectively, in connection with these settlements.

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

Many other legal and administrative proceedings are pending against Sunoco. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that any expendi-tures attributable to these matters will be incurred over an extended period of time and will be funded from Sunoco's net cash flows from operating activities. Although the ultimate impact of these matters could have a significant impact on results of operations for any one year, management of Sunoco believes that any additional liabilities which may arise pertaining to such matters would not be material in relation to the consolidated financial position of Sunoco at De-cember 31, 1999.

15. Shareholders' Equity

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of Su-noco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 1999, there were 242,981 shares of common stock reserved for this potential conversion (Note 11).

On May 28, 1998, the Company redeemed all of its 12,033,760 then outstanding shares of preference stock. Each share of preference stock was evidenced by two depositary shares. Under the terms of redemption, established when the shares of preference stock were issued, each preference share was redeemed in exchange for 1.899674 shares of Sunoco's common stock plus accrued and unpaid dividends of $.7516. The preference-to-common stock exchange ratio represented the call price of $80 per preference share payable in Sunoco common stock valued at $42.1125 per common share--the average of the closing prices for Sunoco common stock on the New York Stock Exchange, as reported on the consolidated tape, for the five consecutive trading days from April 20 to April 24, 1998, inclusive. At the exchange ratio of 1.899674 shares of common stock for each share of preference stock, 22,859,633 shares of Sunoco common stock held in treasury were reissued. In connection with this redemption, a lawsuit was filed alleging that Sunoco incorrectly calculated the exchange ratio and should have issued an additional 1.36 million shares of Sunoco common stock. While the Company be-lieves the exchange ratio was correctly calculated, in the fourth quarter of 1999 it agreed to settle the lawsuit, subject to court approval. Accordingly, a $14 million charge ($9 million after tax) was recorded in 1999 in connection with the settlement.

During the 1997-99 period, the Company repurchased 8,260,950 shares of its com-mon stock and 853,580 of its depositary shares for $335 million. At December 31, 1999, the Company has a remaining authorization from its Board of Directors ("Board") to purchase up to $136 million of Company stock in the open market or through privately negotiated transactions from time to time depending on pre-vailing market conditions.

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation.

On February 1, 1996, the Company adopted a shareholder rights plan and desig-nated 1,743,019 shares of its preference stock as Series B participating cumu-lative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock outstand-ing on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. The Rights are attached to the common stock until they become exercis-able. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock or an-nounces a tender offer for 15 percent or more of the common stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Se-ries B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the common stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in cer-tain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has ac-quired at least 15 percent but less than 50 percent of the common stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the common stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the common stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

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

16. Management Incentive Plans

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan ("LTPEP"). The EIP pro-vides for the payment of annual cash incentive awards while the LTPEP, which succeeded the Executive Long-Term Stock Investment Plan in May 1997, provides for the award of stock options, common stock units and related rights to offi-cers and other key employees of Sunoco. The option awards under LTPEP have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at the fair market value on the date of grant. No awards may be granted under LTPEP after December 31, 2001, unless the Board extends this date to a date no later than December 31, 2006. Aggregate charges against income for Sunoco's principal management incen-tive plans for 1999, 1998 and 1997 were $2, $13 and $17 million, respectively.

The following table summarizes information with respect to common stock option awards under the EOP (Note 15) and Sunoco's management incentive plans:

                                                     Management Incentive
                            Employee Option Plan             Plans
                           -----------------------  ------------------------
                                                                     Weighted
                                                                      Average
                                Shares       Option      Shares        Option
                                 Under        Price       Under         Price
                                Option    Per Share      Option     Per Share
-----------------------------------------------------------------------------
Outstanding, December 31,
 1996                        1,487,475       $28.00   3,989,800        $28.96
Granted                             --                  557,840        $39.88
Exercised                     (647,127)      $28.00  (1,109,732)*      $28.64
Canceled                      (128,910)      $28.00     (56,130)       $28.99
-----------------------------------------------------------------------------
Outstanding, December 31,
 1997                          711,438       $28.00   3,381,778        $30.87
Granted                             --                  822,640        $32.88
Exercised                     (131,719)      $28.00    (413,413)*      $29.62
Canceled                        (9,600)      $28.00     (15,803)       $34.79
-----------------------------------------------------------------------------
Outstanding, December 31,
 1998                          570,119       $28.00   3,775,202        $31.43
Granted                             --                1,024,580        $25.25
Exercised                      (24,630)      $28.00     (81,575)       $29.31
Canceled                       (10,315)      $28.00    (133,140)       $40.15
-----------------------------------------------------------------------------
Outstanding, December 31,
 1999                          535,174       $28.00   4,585,067        $29.83
-----------------------------------------------------------------------------
Exercisable, December 31
-----------------------------------------------------------------------------
1997                           711,438       $28.00   2,723,938        $29.31
1998                           570,119       $28.00   2,398,752        $28.98
1999                           535,174       $28.00   2,741,447        $30.63
-----------------------------------------------------------------------------
Available for Grant,
 December 31
-----------------------------------------------------------------------------
1997                           417,030                3,334,250
1998                           426,630                2,419,660
1999                           436,945                1,311,880
-----------------------------------------------------------------------------

* Includes 124,260 and 144,116 options in 1998 and 1997, respectively, canceled due to the exercise of related alternate appreciation rights which resulted in the issuance of 22,859 and 81,735 shares, respectively. Alternate appreci-ation rights permit the optionee to receive in cash or common stock an amount equal to the appreciation in value of Company common stock from the date of grant.

The following table provides additional information concerning the options out-standing at December 31, 1999:

                         Options Outstanding           Options Exercisable
                 ----------------------------------- -----------------------
                                Weighted
                                 Average
                               Remaining    Weighted                Weighted
                      Shares Contractual     Average      Shares     Average
Range of               Under        Life    Exercise       Under    Exercise
Exercise Prices       Option     (Years)       Price      Option       Price
----------------------------------------------------------------------------
$23.25 - $25.25    1,447,574           9      $24.97     422,994      $24.30
$27.25 - $28.00    1,320,152           4      $27.76   1,320,152      $27.76
$30.19 - $32.88    1,808,715           6      $31.67     989,675      $30.68
$39.88               543,800           8      $39.88     543,800      $39.88
----------------------------------------------------------------------------
$23.25 - $39.88    5,120,241           7      $29.64   3,276,621      $30.20
----------------------------------------------------------------------------

Common stock unit awards entitle the holder to receive Company common stock upon completion of a restriction period or upon attainment of predetermined performance targets. The following table summarizes information with respect to common stock unit awards under Sunoco's management incentive plans:

                      1999      1998      1997
-----------------------------------------------
Outstanding at
 beginning of
 year              305,986   219,829   125,440
Granted             97,810    96,870   107,910
Matured            (38,583)   (8,933)   (3,600)
Canceled            (1,000)   (1,780)   (9,921)
-----------------------------------------------
Outstanding at
 end of year       364,213   305,986   219,829
-----------------------------------------------

The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25. In accordance with APB No. 25, the Company has not recognized compensation expense for stock options because the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date. Had the alternative method of accounting for employee stock compensation plans pre-scribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" been followed, the pro forma impact on Sunoco's net income and net income per share of common stock on a diluted basis would have been as follows:

(Millions of Dollars,
Except Per
Share Amounts)          1999   1998   1997
------------------------------------------
Net income:
 As reported             $97  $ 280  $ 263
 Pro forma               $91  $ 278  $ 262
Net income per share:
 As reported           $1.07  $2.95  $2.70
 Pro forma             $1.00  $2.93  $2.69
------------------------------------------

The pro forma amounts above are based upon the estimated fair values of $6.12, $7.52 and $10.59 per option granted during 1999, 1998 and 1997, respectively. These values are calculated using the Black-Scholes option pricing model based on the following weighted-average assumptions:

                      1999     1998     1997
--------------------------------------------
Expected life
 (years)                 6        6        6
Risk-free
 interest rate        6.5%     4.8%     5.8%
Dividend yield        4.0%     3.0%     2.5%
Expected
 volatility          27.0%    24.5%    24.3%
--------------------------------------------

17. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valua-tion methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 1999 and 1998, the estimated fair values of Sunoco's long-term debt were $898 and $917 million, respectively, compared to carrying amounts of $878 and $823 million, respectively. Long-term debt which is publicly traded was valued based on quoted market prices while the fair value of other debt issues was es-timated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others (Note 14). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sunoco uses a variety of off-balance sheet commodity-based financial and nonfi-nancial derivative instruments for hedging purposes. Sunoco is at risk for pos-sible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the under-lying hedged transactions. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions with high credit ratings. Market and credit risks associated with all of Sunoco's derivative contracts are reviewed regularly by management.

Sunoco uses futures and forward contracts to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales from fixed to floating price. In addition, price collars, swaps and option contracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other option contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Su-noco considers to be acceptable wholesale margins for various refined products. At December 31, 1999, margins for approximately 14 million barrels (6 percent of the Company's expected 2000 wholesale fuels sales) had been locked in.

The following table sets forth summary information concerning Sunoco's finan-cial and nonfinancial derivative instruments at December 31, 1999:

                          Deferred
(Millions of Dollars)  Gain (Loss)  Fair Value*
-----------------------------------------------
Swaps                          $12         $12
Options                         (1)         (1)
Futures and
 forwards                        2           2
-----------------------------------------------
                               $13         $13
-----------------------------------------------

* Based on various indices or dealer quotes.

The above contracts vary in duration but do not extend beyond 2000.

18. Acquisition of Phenol Facility

On June 30, 1998, Sunoco acquired the Philadelphia phenol facility of AlliedSignal Inc. ("Allied") for $157 million. Of this amount, $48 million was paid on the acquisition date, $41 million was paid in the second half of 1998 and the remaining $68 million was paid in 1999. In connection with this acqui-sition, Sunoco has entered into a long-term contract to supply Allied with approximately 740 million pounds of phenol annually at a price based on the market value of cumene feedstock plus an amount approximating other phenol production costs.

The acquisition has been accounted for as a purchase. The results of operations of the phenol facility have been included in the consolidated statements of in-come since the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of this transaction on Sunoco's consolidated financial position as of the acquisi-tion date:

(Millions of Dollars)
-----------------------------------------------
Allocation of purchase price:
 Inventories                             $  20
 Properties, plants and equipment          155
 Other assets                                4
 Accounts payable and accrued
  liabilities                               (1)
 Retirement benefit liabilities             (5)
 Other liabilities                         (16)
-----------------------------------------------
                                           157
-----------------------------------------------
Seller financing:
 Short-term borrowings and current
  portion of long-term debt                (74)
 Long-term debt                            (35)
-----------------------------------------------
                                          (109)
-----------------------------------------------
Cash paid on acquisition date            $  48
-----------------------------------------------

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

19. Business Segment Information

Sunoco is principally a petroleum refiner and marketer with interests in cokemaking. Sunoco's operations are organized into seven business segments.

The Northeast Refining segment manufactures petroleum products and petrochemi-cal feedstocks at Sunoco's Marcus Hook and Philadelphia refineries and sells these products to other Sunoco businesses and to wholesale and industrial cus-tomers. The Northeast Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in the Mid-Atlantic and New England states. The Chemicals segment manufactures base commodity and intermediate pet-rochemicals primarily at Sunoco's Marcus Hook and Philadelphia refineries and at its Philadelphia phenol facility, its Brandenburg, KY, ethylene/ethylene ox-ide plant and its Mont Belvieu, TX, joint venture MTBE facility. This segment also distributes and markets these products. The Lubricants segment manufac-tures, blends, packages and markets a broad line of paraffinic and aromatic lu-bricating and specialty oils produced at Sunoco's Tulsa and Puerto Rico refin-eries and manufactures and markets at wholesale the related fuels produced at these facilities. The MidAmerica Marketing & Refining segment sells gasoline and middle distillates at retail and operates convenience stores in the Mid-west. It also manufactures and markets fuels and petrochemicals produced at Sunoco's Toledo refinery. The Logistics segment operates crude oil and refined product pipelines and engages in domestic lease crude oil acquisition and re-lated trucking operations, crude oil and product terminalling and petroleum transport operations. Logistics operations are conducted primarily in the Northeast, Midwest and South Central regions of the United States. The Coke segment makes high-quality coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and its Jewell facility in Vansant, VA, and produces coal from mines in Virginia primarily for use at the Jewell cokemaking facility. Substan-tially all of the coke sales are made under long-term contracts with two cus-tomers.

Segment Information

                                                                       MidAmerica
                          Northeast  Northeast                          Marketing
(Millions of Dollars)      Refining  Marketing  Chemicals  Lubricants  & Refining  Logistics   Coke  Consolidated
--------------------------------------------------------------------------------------------------------------------
1999
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers      $3,039     $3,297       $530      $1,085      $1,672       $ 54   $212        $9,889
--------------------------------------------------------------------------------------------------------------------
 Intersegment                $1,700     $   --       $ --      $   35      $   --       $117   $ --        $   --
--------------------------------------------------------------------------------------------------------------------
Operating profit (loss)      $  (43)    $   84       $ 49      $  (53)     $   (9)      $ 65   $ 93        $  186
Equity income                    --         --          8           1           1         11     --            21
Income tax (expense)
 benefit                         14        (30)       (20)         18           3        (25)   (33)          (73)
--------------------------------------------------------------------------------------------------------------------
Profit contribution
 (loss)                      $  (29)    $   54       $ 37      $  (34)     $   (5)      $ 51   $ 60           134
---------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                        46*
Corporate expenses
 (after taxes)                                                                                                (23)
Net financing expenses
 and other (after taxes)                                                                                      (60)
                                                                                                           ---------
Net income                                                                                                 $   97
                                                                                                           ---------
Depreciation, depletion
 and amortization            $   77     $   73       $ 30      $   32      $   37       $ 14   $ 13        $  276
--------------------------------------------------------------------------------------------------------------------
Capital expenditures         $   85     $   99       $ 54      $   28      $   57       $ 41** $ 10        $  374
--------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                   $   --     $   --       $ 55      $    9      $   12       $ 19   $ --        $   95
--------------------------------------------------------------------------------------------------------------------
Identifiable assets          $1,427     $  875       $676      $  595      $  653       $497   $325        $5,196***
--------------------------------------------------------------------------------------------------------------------

* Consists of a $47 million after-tax gain on settlement of insurance litiga-tion and a $1 million after-tax provision for write-down of assets and other matters (Notes 4 and 14).
** Excludes $36 million acquisition of the crude oil transportation and market-ing operations of Pride Companies, L.P.
*** After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $133 million consolidated deferred income tax asset and $120 million attributable to corporate activities of which $36 million relates to a receivable from settlement of insurance litigation.

Segment Information

                                                                           MidAmerica
                           Northeast   Northeast                            Marketing
(Millions of Dollars)       Refining   Marketing   Chemicals   Lubricants  & Refining   Logistics        Coke  Consolidated
------------------------------------------------------------------------------------------------------------------------------
1998
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers       $2,483      $2,826        $412       $1,002      $1,409        $ 56        $225        $8,413
------------------------------------------------------------------------------------------------------------------------------
 Intersegment                 $1,300         $--        $ --       $   55      $   --        $115        $ --        $   --
------------------------------------------------------------------------------------------------------------------------------
Operating profit              $  101      $  107        $ 53       $   19      $   44        $ 62        $ 70        $  456
Equity income (loss)              --          --          10           (1)          5          12          --            26
Income tax expense               (36)        (38)        (23)          (6)        (17)        (22)        (13)         (155)
------------------------------------------------------------------------------------------------------------------------------
Profit contribution           $   65      $   69        $ 40       $   12      $   32        $ 52        $ 57           327
-------------------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                                  13*
Corporate expenses
 (after taxes)                                                                                                          (23)
Net financing expenses
 and other (after taxes)                                                                                                (37)
                                                                                                                     ---------
Net income                                                                                                           $  280
                                                                                                                     ---------
Depreciation, depletion
 and amortization             $   71      $   69        $ 22       $   28      $   37        $ 13        $ 17        $  257
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures          $  130      $   74        $ 53**     $   39      $   57        $ 39        $ 65        $  457
------------------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                    $   --         $--        $ 47       $    9      $    3        $ 21        $ --        $   80
------------------------------------------------------------------------------------------------------------------------------
Identifiable assets           $1,375      $  817        $627       $  561      $  524        $441        $345        $4,849***
------------------------------------------------------------------------------------------------------------------------------

* Consists of a $38 million after-tax gain on settlement of insurance litiga-tion, a $13 million tax benefit from change in tax election and a $38 mil-lion after-tax provision for write-down of assets and other matters (Notes 4, 5 and 14).
** Excludes $157 million acquisition of a phenol facility in Philadelphia (Note 18).
*** After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $122 million consolidated deferred income tax asset and $113 million attributable to corporate activities of which $64 million relates to a receivable from settlement of insurance litigation.

Segment Information

                                                                         MidAmerica
                           Northeast   Northeast                          Marketing
(Millions of Dollars)       Refining   Marketing   Chemicals  Lubricants & Refining   Logistics        Coke  Consolidated
---------------------------------------------------------------------------------------------------------------------------
1997
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers       $3,476      $3,216        $424      $1,429     $1,712        $ 56        $151        $10,464
---------------------------------------------------------------------------------------------------------------------------
 Intersegment                 $1,838         $--         $--      $  135     $   --        $112        $ --        $    --
---------------------------------------------------------------------------------------------------------------------------
Operating profit              $  116      $  113        $110      $   --     $   60        $ 58        $ 45        $   502
Equity income                     --          --           9           1          2          13          --             25
Income tax expense               (41)        (40)        (42)         --        (22)        (20)         (7)          (172)
---------------------------------------------------------------------------------------------------------------------------
Profit contribution           $   75      $   73        $ 77      $    1     $   40        $ 51        $ 38            355
-----------------------------------------------------------------------------------------------------------
Provision for employee
 terminations and
 related costs (after
 taxes) (Note 4)                                                                                                       (21)
Corporate expenses
 (after taxes)                                                                                                         (23)
Net financing expenses
 and other (after taxes)                                                                                               (48)
                                                                                                                   --------
Net income                                                                                                         $   263
                                                                                                                   --------
Depreciation, depletion
 and amortization             $   79      $   74        $ 14      $   25     $   42        $ 13        $ 12        $   259
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures          $   81      $   46        $ 37      $   22     $   29        $ 32        $133        $   380
---------------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                    $   --      $   --        $ 40      $   11     $    4        $ 22        $ --        $    77
---------------------------------------------------------------------------------------------------------------------------
Identifiable assets           $1,347      $  850        $389      $  654     $  618        $425        $262        $ 4,667*
---------------------------------------------------------------------------------------------------------------------------

* After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $113 million consolidated deferred income tax asset and $102 million attributable to corporate activities.

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

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)      1999     1998     1997
-------------------------------------------------
Gasoline                 $3,733   $2,993  $ 4,021
Middle
 distillates              2,091    1,623    2,276
Residual fuel               392      328      504
Petrochemicals              633      516      565
Lubricants                  459      438      500
Other refined
 products                   391      350      438
Other products
 and services               395      349      344
Resales of
 purchased crude
 oil                         --       32      102
Coke and coal               212      225      151
Consumer excise
 taxes                    1,583    1,559    1,563
-------------------------------------------------
                         $9,889   $8,413  $10,464
-------------------------------------------------

-----------------------------------------------------------------

Report of Management

To the Shareholders of Sunoco, Inc.

 The accompanying consolidated financial statements of Sunoco, Inc. and its subsidiaries ("Sunoco") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using generally accepted accounting principles deemed appropriate in the circumstances. Management believes that these financial statements present fairly, in all material respects, Sunoco's financial position, results of operations and cash flows. Other financial in-formation presented in this Annual Report is consistent with that in the finan-cial statements.
 To fulfill its responsibility for the financial statements, Sunoco maintains a system of internal controls which in management's opinion provides reasonable assurance of achieving the objectives of internal control. These objectives in-clude safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial state-ments and accountability for assets. The system of internal controls is subject to ongoing evaluation of its continuing effectiveness.
 Sunoco's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of management's financial statements in the report presented on this page.
 The Audit Committee of the Board of Directors, which met eight times during 1999, is comprised of directors who meet the independence requirements of the New York Stock Exchange. It assists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal controls, and it assesses the performance and recommends the appointment of independent auditors. Both the independent auditors and Sunoco's internal auditors have un-restricted access to the Committee to discuss audit findings and other finan-cial matters.

/s/ Robert H. Campbell

Robert H. Campbell
Chairman & Chief Executive Officer

/s/ John G. Drosdick
John G. Drosdick
President & Chief Operating Officer

/s/ Thomas W. Hofmann
Thomas W. Hofmann
Vice President & Chief Financial Officer

Report of Independent Auditors

To the Shareholders and Board of Directors,
Sunoco, Inc.

 We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries at December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibil-ity is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with auditing standards generally ac-cepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test ba-sis, evidence supporting the amounts and disclosures in the financial state-ments. An audit also includes assessing the accounting principles used and sig-nificant estimates made by management, as well as evaluating the overall finan-cial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally ac-cepted in the United States.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
February 10, 2000

--------------------------------------------------------------------------------

Supplemental Financial and Operating Information (Unaudited)
Refining and Marketing Data

Refinery
Utilization*           1999     1998     1997
---------------------------------------------
Refinery crude
 unit capacity at
 December 31          730.0    697.0    692.0
---------------------------------------------
Total input to
 crude units:
 Crude oil            673.2    669.0    670.5
 Other feedstocks      10.4     16.8     25.5
---------------------------------------------
                      683.6    685.8    696.0
---------------------------------------------
Refinery crude
 unit capacity
 utilized               94%      98%     101%
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

Refined Product
Sales*                1999     1998     1997
--------------------------------------------
Gasoline:
 Wholesale           169.1    164.6    170.2
 Retail              216.6    208.6    201.8
Middle
 distillates         258.8    241.3    248.8
Residual fuel         68.0     70.8     80.1
Petrochemicals        42.4     37.8     35.2
Lubricants            18.8     17.9     18.8
Other                 60.1     57.9     54.7
--------------------------------------------
                     833.8    798.9    809.6
--------------------------------------------

* Thousands of barrels daily to third parties.

Refined Product
Margin
Information*          1999     1998     1997
--------------------------------------------
Average sales
 price              $25.30   $21.42   $28.10
Average cost of
 products sold**     20.38    15.50    22.09
--------------------------------------------
                    $ 4.92   $ 5.92   $ 6.01
--------------------------------------------

*  Dollars per barrel.
** Consists of crude oil, other purchased feedstocks and refined products.

Inventories*          1999     1998     1997
--------------------------------------------
Crude oil             19.2     21.3     18.6
Refined products      18.9     21.8     21.4
--------------------------------------------

* Millions of barrels at December 31.

Retail Gasoline
Outlets                1999     1998     1997
---------------------------------------------
Direct outlets:
 Company owned or
  leased              1,309    1,323    1,334
 Dealer owned           532      519      499
---------------------------------------------
Total direct
 outlets              1,841    1,842    1,833
Distributor
 outlets              1,697    1,690    1,759
---------------------------------------------
                      3,538    3,532    3,592
---------------------------------------------

Throughput per
Direct Outlet*        1999     1998     1997
--------------------------------------------
Company owned or
 leased              108.5    102.7     98.7
Dealer owned          80.7     77.7     76.2
--------------------------------------------
Average-total
 direct outlets      100.5     95.8     92.4
--------------------------------------------

* Thousands of gallons of gasoline monthly.

Pipeline
Shipments*            1999     1998     1997
--------------------------------------------
Crude oil             49.4     53.8     58.9
Refined products      32.0     30.6     29.7
--------------------------------------------

* Billions of barrel miles. Includes Sunoco's proportionate share of shipments in pipelines in which it has an ownership interest.

Cokemaking Data*

                     1999     1998     1997
-------------------------------------------
Coke production     1,910    1,473      664
Coke sales          1,854    1,361      701
-------------------------------------------

* Thousands of tons. Reflects the start-up of the Indiana Harbor operation in the first quarter of 1998.

--------------------------------------------------------------------------------

Quarterly Financial and Stock Market Information (Unaudited)
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                         1999                                        1998
                          -----------------------------------------   ---------------------------------------
                             First     Second       Third    Fourth      First      Second    Third    Fourth
                           Quarter    Quarter     Quarter   Quarter    Quarter     Quarter  Quarter   Quarter
---------------------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)              $1,882     $2,328      $2,628    $3,051     $2,086      $2,166   $2,107    $2,054
Gross profit*                 $142       $156        $166      $163       $197        $265     $234      $212
Net income                     $19**      $26***      $14+      $38++      $56+++      $92      $80#      $52##
Earnings per share of
 common stock:
 Basic                        $.21       $.29        $.15      $.42       $.64       $1.05     $.86      $.56
 Diluted                      $.21       $.28        $.15      $.42       $.58        $.97     $.85      $.55
Cash dividends per share
 of preference stock###        $--        $--         $--       $--       $.90      $.7516      $--       $--
Cash dividends per share
 of common stock              $.25       $.25        $.25      $.25       $.25        $.25     $.25      $.25
Common stock price@
        --high              $37.81     $39.44      $34.94    $28.25     $44.31      $43.19   $40.19    $37.25
        --low               $30.38     $29.00      $27.06    $22.88     $37.63      $36.38   $30.75    $29.50
        --end of period     $36.06     $30.19      $27.38    $23.50     $40.94      $38.81   $32.00    $36.06
---------------------------------------------------------------------------------------------------------------

* Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
** Includes a $7 million after-tax gain on divestment of the Company's steam coal mining operation and a $7 million after-tax gain on settlement of in-surance litigation.
*** Includes a $16 million after-tax gain on settlement of insurance litiga-
    tion.
+   Includes a $1 million after-tax gain on settlement of insurance litigation.
++ Includes a $23 million after-tax gain on settlement of insurance litiga-tion, an $11 million after-tax profit due to the reduction in certain in-ventory quantities valued at LIFO and a $1 million after-tax provision for write-down of assets and other matters.
+++ Includes a $9 million after-tax benefit from the settlement of an income tax dispute and a $5 million after-tax gain from a cash distribution made to Sunoco by an insurance consortium in which the Company participates.
#   Includes a $13 million tax benefit resulting from a change in tax election.
## Includes a $38 million after-tax provision for write-down of assets and other matters and a $38 million after-tax gain on settlement of insurance litigation.
### On May 28, 1998, the Company redeemed all of its outstanding shares of preference stock. The cash dividends per share of preference stock for the second quarter of 1998 represent the accrued dividends paid in connection with the redemption.
@ The Company's common stock is principally traded on the New York Stock Ex-change, Inc. under the symbol "SUN." The Company had approximately 31,000 holders of record of common stock as of January 31, 2000.

                                       47