Form 10-K405, Exhibit 13
period 2000-12-31
SUNOCO INC
filed 2001-03-01
CIK 95304

                                                                      Exhibit 13
--------------------------------------------------------------------------------

Selected Financial Data

(Millions of Dollars
Except Per Share Amounts)         2000        1999        1998        1997        1996
---------------------------------------------------------------------------------------
Statement of Operations
 Data:
 Sales and other
  operating revenue
  (including consumer
  excise taxes)                $14,062      $9,889      $8,413     $10,464     $11,233
 Income (loss) from
  continuing operations*          $411         $97        $280        $263       $(281)
 Income from discontinued
  operations**                     $11         $--         $--         $--        $166
 Net income (loss)                $422         $97        $280        $263       $(115)
---------------------------------------------------------------------------------------
Per Share Data:
 Income (loss) from
 continuing operations:
  Basic                          $4.72       $1.07       $3.09       $3.03      $(4.43)
  Diluted                        $4.70       $1.07       $2.95       $2.70      $(4.43)
 Net income (loss):
  Basic                          $4.85       $1.07       $3.09       $3.03      $(2.17)
  Diluted                        $4.82       $1.07       $2.95       $2.70      $(2.17)
 Cash dividends on
  preference stock***              $--         $--     $1.6516       $3.60       $3.60
 Cash dividends on common
  stock                          $1.00       $1.00       $1.00       $1.00       $1.00
---------------------------------------------------------------------------------------
Balance Sheet Data:
 Cash and cash
  equivalents                     $239         $87         $38         $33         $67
 Total assets                   $5,426      $5,196      $4,849      $4,667      $5,025
 Long-term debt                   $933        $878        $823        $824        $835
 Shareholders' equity           $1,702      $1,506      $1,514      $1,462      $1,438
 Shareholders' equity per
  share+                        $20.06      $16.76      $16.75      $15.40      $14.69
---------------------------------------------------------------------------------------

  * Includes after-tax provisions for write-down of assets and other matters totalling $147, $1, $38, $21 and $254 million for 2000, 1999, 1998, 1997 and 1996, respectively, after-tax gains on settlement of insurance litiga-tion totalling $5, $47 and $38 million for 2000, 1999 and 1998, respective-ly, a $117 million gain on income tax settlement for 2000 and a $13 million tax benefit resulting from a change in tax election for 1998. (See Notes 2, 3, and 4 to the consolidated financial statements.)
 ** For 2000, consists of a favorable adjustment to the 1996 gain on divestment of discontinued international oil and gas production operations and for 1996 consists of income from these operations, which includes a $125 mil-lion after-tax gain on divestment.
*** On May 28, 1998, the Company redeemed all of its outstanding shares of preference stock. The cash dividends per share of preference stock for 1998 represent the dividends paid through the redemption date. (See Note 15 to the consolidated financial statements.)
  + Prior to 1998, assumes redemption of preference shares for common stock utilizing a ratio of two shares of common stock for each outstanding pref-erence share. The actual redemption of the preference shares occurred on May 28, 1998. (See Note 15 to the consolidated financial statements.)

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Those statements in the Management's Discussion and Analysis that are not his-torical in nature should be deemed forward-looking statements that are inher-ently uncertain. See "Forward-Looking Statements" on page 23 for a discussion of the factors which could cause actual results to differ materially from those projected.

Outlook
Sunoco's profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. Throughout 2000, product margins in Sunoco's principal refining centers in the Northeast and Midwest were extremely strong, while chemical margins for most products were weaker than normal, particularly during the second half of the year, primarily due to record high natural gas prices.

The strong refined product margins resulted from exceptionally low industry re-fined product inventory levels and continued strong product demand. This margin environment was in stark contrast to the second half of 1998 and all of 1999 when high industry refined product inventory levels and a dramatic and persis-tent run-up in crude oil prices resulted in very weak margins. In 2001, the Company believes refined product margins will be lower than the very high lev-els achieved in 2000, but above average historical levels, as a result of:

 .Continued lower than normal inventory levels for gasoline and distillates;

 .Continued strong demand for gasoline and distillate products; and

 .Expected lower average crude oil prices.

The Company also believes chemical margins should begin to recover during 2001. However, without reductions in natural gas prices, overall chemical margins and profitability could be below the levels realized in 2000.

Given the very competitive marketplace and the highly volatile and uncertain margin environment in which the Company operates, Sunoco is committed to im-proving its results by:

 .Increasing reliability and realizing other efficiencies at each of the Company's manufacturing facilities while striving for health, environment and safety excellence;

 .Continuing to improve retail marketing through ongoing programs, including the reimaging of Company outlets;

 .Prudently managing expenses and capital spending;

 .Successfully implementing strategic initiatives undertaken in 2000; and

 .Continuing to diversify, upgrade and grow its asset portfolio through strate-gic acquisitions and investments that are synergistic and accretive to earn-ings.

Strategic Actions
The Company continually evaluates its portfolio of assets in order to achieve a mix that will enable Sunoco to maximize shareholder value and attain its goal of maintaining a return on capital employed of at least 12 percent. Currently, Sunoco's investment strategy is focused on growth in its chemicals, retail mar-keting and cokemaking operations. Sunoco also will invest opportunistically in its core refining operations. Sunoco has undertaken the following initiatives as part of this strategy:

 .Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemi-cal Corporation whose five chemical plants in Neal, WV; Haverhill, OH; Neville Island, PA and Pasadena and LaPorte, TX have the capacity to produce annually
1.5 billion pounds of polypropylene, over 1.6 billion pounds of phenol and re-lated derivatives and 800 million pounds of plasticizers.

 .On June 15, 2000, Sunoco entered into a joint venture (named Epsilon Products Company, LLC) which combined Sunoco's polymer-grade propylene operations at its Marcus Hook refinery with Epsilon Products Company's adjacent polypropylene business.

 .On October 31, 2000, Sunoco entered into an agreement with Wal-Mart Stores, Inc. to build and operate retail gasoline outlets on sites at selected existing and future Wal-Mart locations in nine eastern states. Sunoco expects to com-mence building 20 to 40 of these facilities during the initial year of the agreement and add up to 100 new sites per year in future years.

 .On February 9, 2001, Sunoco completed the acquisition from The Coastal Corpo-ration of 99 company-owned or leased convenience stores and 146 dealer-owned traditional outlets located in 12 eastern states with the largest concentration in Pennsylvania, New Jersey, Virginia and Tennessee.

 .On January 9, 2001, Sunoco signed letters of intent to sell its lubricants blending and packaging facilities in Tulsa, OK, and Richmond, CA, and its lu-bricants branded marketing assets (which include the Kendall(R) motor oil brand and the customer lists for both the Sunoco(R) and the Kendall(R) lubricants brands). Negotiations concerning the sale of the Company's Puerto Rico refinery and Marcus Hook lubricants blending and packaging plant are ongoing.

Sunoco may also continue to purchase Company common stock in the open market or through privately negotiated transactions from time to time depending on pre-vailing market conditions. During 2000, the Company repurchased 5.2 million shares, or 5.8 percent, of its outstanding common stock.

For additional information regarding these strategic initiatives, see Notes 3, 18 and 20 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)                          2000         1999         1998
------------------------------------------------------------------------------
Sun Northeast Refining                        $ 260         $(29)        $ 65
Sunoco Northeast Marketing                       56           54           69
Sunoco Chemicals                                 43           37           40
Sun Lubricants*                                 (20)         (34)          12
Sunoco MidAmerica Marketing & Refining           71           (5)          32
Sunoco Logistics                                 46           51           52
Sun Coke                                         61           60           57
Corporate expenses                              (23)         (23)         (23)
Net financing expenses and other                (56)         (60)         (37)
------------------------------------------------------------------------------
                                                438           51          267
------------------------------------------------------------------------------
Special items:
 Income tax settlement                          117           --           --
 Insurance litigation settlement                  5           47           38
 Change in tax election                          --           --           13
 Write-down of assets and other matters        (147)          (1)         (38)
 Value Added and Eastern Lubricants*             (2)          --           --
 Discontinued operations                         11           --           --
------------------------------------------------------------------------------
Consolidated net income                       $ 422         $ 97         $280
------------------------------------------------------------------------------

* In connection with the Company's decision to dispose of its Puerto Rico re-finery, lubricants blending and packaging facilities and lubricants branded marketing assets (collectively, "Value Added and Eastern Lubricants"), effec-tive in the fourth quarter of 2000, such operations are being separately re-ported as a special item. Prior to this quarter, Value Added and Eastern Lu-bricants, which had losses of $(29), $(16) and $(5) million for the nine months ended September 30, 2000 and for the years 1999 and 1998, respective-ly, is included in Sun Lubricants.

Analysis of Earnings Profile of Sunoco Businesses
In 2000, Sunoco, Inc. and its subsidiaries earned $422 million, or $4.82 per share of common stock on a diluted basis compared to $97 million, or $1.07 per share in 1999 and $280 million, or $2.95 per share in 1998. Excluding the spe-cial items shown separately in the Earnings Profile of Sunoco Businesses, Su-noco earned $438 million in 2000, compared to $51 million in 1999 and $267 mil-lion in 1998.

The $387 million increase in earnings before special items in 2000 was primar-ily due to significantly higher wholesale fuels margins in each of Sunoco's re-fining centers. Also contributing to the improvement were higher margins for base oils, propylene and retail gasoline and higher gasoline sales volumes and non-gasoline income in Sunoco's Northeast and Midwest retail marketing opera-tions. Partially offsetting these positive factors were higher refinery fuel, depreciation and other expenses and lower margins for specialty oil lubricants.

In 1999, the $216 million decrease in earnings before special items was primar-ily due to significantly lower wholesale fuels margins in each of Sunoco's re-fining centers. Also contributing to the decline were lower margins for lubri-cants and retail gasoline, higher depreciation expense and the absence of $12 million of after-tax benefits related to the settlement of income tax issues with the Internal Revenue Service during 1998. Partially offsetting these nega-tive factors were higher sales volumes in Sunoco's Northeast refining and mar-keting operations, higher non-gasoline income in Northeast Marketing and added income from Sun Coke's Indiana Harbor cokemaking facility which began operation in late March 1998. Lower chemical margins for aromatics and propylene were offset by additional earnings from a cumene plant expansion completed in the third quarter of 1998.

Sun Northeast Refining

                                               2000        1999         1998
----------------------------------------------------------------------------
Income (loss) (millions of dollars)            $260        $(29)         $65
Capital employed (millions of dollars)         $739        $655         $726
Wholesale margin* (per barrel)                $5.43       $2.35        $3.18
Wholesale sales (thousands of barrels
 daily):
 To unaffiliated customers:
  Gasoline                                     93.0       113.1        104.9
  Middle distillates                          166.9       175.0        166.7
  Residual fuel                                52.3        52.0         53.0
  Other                                        23.2        25.5         29.2
----------------------------------------------------------------------------
                                              335.4       365.6        353.8
 To affiliates (primarily gasoline)           204.0       197.5        186.1
----------------------------------------------------------------------------
                                              539.4       563.1        539.9
----------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                505.0       505.0        482.0
Crude unit capacity utilized                    92%         93%          98%
Conversion capacity** (thousands of
 barrels daily) at December 31                210.0       210.0        191.0
Conversion capacity utilized                    90%         95%          95%
----------------------------------------------------------------------------

 * Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
** Represents capacity to upgrade low-value petroleum products into higher-value products through catalytic cracking.

Sun Northeast Refining operating results increased $289 million in 2000 due to significantly higher realized margins for wholesale fuels, which increased $3.08 per barrel versus 1999. Despite much higher crude oil and transportation costs, most product margins, particularly distillates and gasoline, were up sharply from 1999 levels. Higher expenses, largely related to increased natural gas fuel costs, partially offset the margin improvement. Production levels were
4.6 million barrels, or 2 percent, lower in 2000 due to a substantial amount of scheduled and unscheduled refinery downtime during the year, which included turnarounds of the 98,000-barrels-per-day catalytic cracker and asso-ciated processing units at the Marcus Hook refinery and a 140,000-barrels-per-day crude unit at the Philadelphia refinery. Production levels in 1999 were ad-versely impacted by a voluntary cutback in production of low-value products in response to the low margin environment in 1999 and a week-long shutdown of a 200,000-barrels-per-day crude unit at the Philadelphia refinery due to flooding caused by Hurricane Floyd.

Sun Northeast Refining operating results decreased $94 million in 1999 primar-ily due to significantly lower realized margins for wholesale fuels. Partially offsetting the lower margins was a 5.1 million barrel, or 3 percent, increase in production levels. Overall production increased in 1999 despite the volun-tary cutbacks and the impact of Hurricane Floyd discussed above as production in 1998 was affected by a substantial amount of scheduled and unscheduled down-time. The most significant of this downtime during 1998 was at a 73,000-bar-rels-per-day catalytic cracking unit at the Philadelphia refinery. It included a 29-day shutdown due to an emergency power interruption by the local utility and related start-up problems and a subsequent scheduled six-week turnaround and modernization. With the completion of this work in July 1998, all three of Sunoco's catalytic cracking units in the Northeast had been modernized during the 1997-98 period. Scheduled maintenance activity during 1998 also included a 23-day turnaround of the 200,000-barrels-per-day crude unit at the Philadelphia refinery.

During 2000, Sunoco reversed into income the remaining $4 million after-tax loss accrual established in 1996 related to an MTBE purchase commitment. In 1998, Sunoco had added $26 million after tax to this accrual. These amounts are reported as part of the Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses (see Note 3 to the consolidated financial statements).

Sunoco Northeast Marketing

                                               2000        1999        1998
---------------------------------------------------------------------------
Income (millions of dollars)                    $56         $54         $69
Capital employed (millions of dollars)         $450        $371        $351
Gasoline margin* (per barrel)                 $4.83       $4.53       $4.99
Sales (thousands of barrels daily):
 Gasoline                                     167.3       161.9       155.8
 Middle distillates                            25.5        23.7        18.2
---------------------------------------------------------------------------
                                              192.8       185.6       174.0
---------------------------------------------------------------------------
Retail gasoline outlets                       2,686       2,647       2,625
---------------------------------------------------------------------------

* Retail sales price less wholesale price. The retail sales price is the weighted average price received through the various branded marketing distri-bution channels.

Sunoco Northeast Marketing operating results increased $2 million in 2000 pri-marily due to higher retail gasoline margins, which increased less than 1 cent per gallon versus 1999, and a 4 percent increase in retail gasoline sales vol-umes. Higher distillate volumes and margins and higher average convenience store sales also contributed to the increase. Partially offsetting these posi-tive factors was a $27 million pretax planned increase in marketing and admin-istrative expenses.

Sunoco Northeast Marketing operating results declined $15 million in 1999 as a 4 percent increase in retail gasoline sales volumes and higher non-gasoline in-come were more than offset by lower retail gasoline margins, which were down approximately 1 cent per gallon versus 1998, and a $13 million pretax increase in marketing and administrative expenses. The increase in expenses was largely attributable to the higher sales volumes, higher depreciation expense and ex-penditures supporting the service station reimaging program.

Sunoco Chemicals

                                                  2000        1999        1998
------------------------------------------------------------------------------
Income (millions of dollars)                       $43         $37         $40
Capital employed (millions of dollars)            $611        $584        $543
Petrochemicals margin* (per barrel)             $21.33      $19.87      $20.21
Petrochemical sales (thousands of barrels
 daily):
 Phenol and acetone**                             14.8        14.7         6.8
 Aromatics***                                      4.9         4.6         7.4
 Propylene:+
  Polymer-grade                                    6.6        11.1        10.4
  Refinery-grade                                   4.8          .1          .1
 Ethylene/ethylene oxide                           2.5         2.8         3.0
------------------------------------------------------------------------------
                                                  33.6        33.3        27.7
------------------------------------------------------------------------------

  * Wholesale sales price less the cost of feedstocks and product purchases.
 ** Sunoco Chemicals sold 13.5 thousand barrels daily of phenol and acetone in 1998 subsequent to the June 30, 1998 acquisition of the Philadelphia phenol facility. The amount in the table for 1998 reflects the 2.49 million bar-rels sold during the second half of 1998 divided by 365 days.
*** Reflects a reduction of 2.3 thousand barrels daily of cumene sales during 1999. Subsequent to the acquisition of the phenol facility, all cumene pro-duction has been used in the production of phenol and acetone.
  + Effective June 15, 2000, Sunoco Chemicals entered into a joint venture
    (named Epsilon Products Company, LLC) which combined Sunoco Chemicals' pol-ymer-grade propylene operations at the Marcus Hook refinery with Epsilon Products Company's adjacent polypropylene business. As a result, Sunoco Chemicals now sells refinery-grade propylene to Epsilon Products Company, LLC. Prior to the formation of the joint venture, Sunoco Chemicals sold polymer-grade propylene to Epsilon Products Company. Polymer-grade propyl-ene and polypropylene sales by the joint venture are excluded from the ta-ble above.

Sunoco Chemicals income increased $6 million in 2000 primarily due to higher margins for polymer-grade propylene and increased income from the Company's MTBE joint venture. Increased production of phenol and cumene also contributed to the improvement in earnings during 2000. Partially offsetting these improve-ments were higher expenses largely attributable to an increase in natural gas fuel costs.

Sunoco Chemicals income decreased $3 million in 1999 primarily due to lower margins for aromatics and polymer-grade propylene and higher expenses resulting from unplanned maintenance activities. Partially offsetting these negative fac-tors were additional earnings from a cumene plant expansion at the Philadelphia refinery completed in July 1998.

Sun Lubricants

                                               2000          1999         1998
-------------------------------------------------------------------------------
Income (loss) (millions of dollars):
 Western Lubricants                              $9          $(18)         $17
 Value Added and Eastern Lubricants            $(29)*        $(16)         $(5)
Capital employed (millions of dollars)         $193          $351         $391
Western Lubricants:
 Wholesale margin** (per barrel)              $5.10         $3.02        $4.74
 Wholesale sales (thousands of barrels
  daily):
  To unaffiliated customers:
   Lubricants***                                8.5           7.7          7.0
   Gasoline                                    18.8          16.7         17.9
   Middle distillates                          28.3          27.2         28.2
   Lubes extracted feedstocks                  14.1          12.1          8.4
   Other                                        3.7           4.4          3.7
-------------------------------------------------------------------------------
                                               73.4          68.1         65.2
  To affiliates+                                4.9           8.1         14.7
-------------------------------------------------------------------------------
                                               78.3          76.2         79.9
-------------------------------------------------------------------------------

  * Excludes $(2) million of losses incurred in the fourth quarter of 2000, subsequent to the Company's decision to dispose of its Value Added and Eastern Lubricants operations. Effective with the fourth quarter, results from Value Added and Eastern Lubricants are being reported as a special item in the Earnings Profile of Sunoco Businesses.
 ** Wholesale sales price less cost of crude oil, other feedstocks and pur-
    chased refined products.
*** Consists of base oils, process oils, waxes and extracts produced at the
    Tulsa refinery.
  + Comprised principally of "lubes-extracted" feedstocks which are transported to the Toledo refinery and base oil lubricants which are transferred to the Value Added and Eastern Lubricants operations for further processing.

During 2000, Sunoco announced its intention to sell its Value Added and Eastern Lubricants operations and recorded a $123 million after-tax charge to write-down the assets to be divested to their estimated values. This provision is re-ported as part of the Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses (see Note 3 to the consolidated financial statements). In connection with this decision, on January 9, 2001, Sunoco signed letters of intent to sell its lubricants blending and packaging facilities in Tulsa, OK, and Richmond, CA, and its lubricants branded marketing assets (which include the Kendall(R) motor oil brand and the customer lists for both the Sunoco(R) and the Kendall(R) lubricants brands). No significant gain or loss is expected as a result of these sales. Negotiations concerning the sale of the Company's Puerto Rico refinery and its Marcus Hook lubricants blending and packaging plant, which comprise the remainder of the Value Added and Eastern Lubricants operations, are ongoing and other options are also under consideration for these assets. As a result of these uncertainties, the actual loss upon final disposition may differ from the estimated loss recorded in 2000. Western Lubricants, which consists of the manufacturing of fuels and lu-bricants products at the Tulsa refinery for sale into process oil, wholesale base oil and wax markets, is unaffected by this decision.

The $27 million improvement in operating results from Western Lubricants in 2000 was primarily due to improved margins on gasoline and distillates and higher base oil margins, partially offset by higher expenses due to an increase in refinery fuel costs. Value Added and Eastern Lubricants operating results declined $13 million in 2000 primarily due to lower specialty oil margins caused by significantly higher base oil prices and higher expenses due to an increase in refinery fuel costs, partially offset by higher base oil margins.

Western Lubricants operating results declined $35 million in 1999 primarily due to margin declines for all products manufactured at the Tulsa refinery. The de-cline in base oil margins reflects the inability of wholesale lubricant prices to keep pace with the significant crude oil price increases during 1999. Par-tially offsetting the margin declines in Western Lubricants were lower operat-ing and administrative expenses as higher depreciation charges were more than offset by lower cash expenses. Value Added and Eastern Lubricants operating re-sults declined $11 million in 1999 primarily due to margin de-clines for all products manufactured at the Puerto Rico refinery, partially offset by higher base oil lubricant sales volumes and lower operating and ad-ministrative expenses. Value Added and Eastern Lubricants operating results for 1998 exclude a $13 million tax benefit attributable to a change in tax election concerning the Puerto Rico possession tax credit. The tax benefit is shown sep-arately in the Earnings Profile of Sunoco Businesses.

Sunoco MidAmerica Marketing & Refining

                                               2000        1999         1998
----------------------------------------------------------------------------
Income (loss) (millions of dollars)             $71         $(5)         $32
Capital employed (millions of dollars)         $338        $283         $288
----------------------------------------------------------------------------
Retail Marketing:
 Gasoline margin* (per barrel)                $3.48       $3.45        $3.47
 Sales (thousands of barrels daily):
  Gasoline                                     58.0        54.7         52.8
  Middle distillates                            6.2         5.2          4.6
----------------------------------------------------------------------------
                                               64.2        59.9         57.4
----------------------------------------------------------------------------
 Retail gasoline outlets                        949         891          907
----------------------------------------------------------------------------
Refining and Wholesale Marketing:
 Wholesale margin** (per barrel):
  Fuels                                       $5.87       $2.80        $3.76
  Petrochemicals                              $5.84       $4.97        $5.95
 Wholesale sales (thousands of barrels
  daily):
  To unaffiliated customers:
   Gasoline                                    33.2        39.3         41.8
   Middle distillates                          24.3        25.1         21.5
   Residual fuel                                3.3         4.2          4.3
   Petrochemicals                               8.7         9.1         10.1
   Other                                       11.0         9.6          7.5
----------------------------------------------------------------------------
                                               80.5        87.3         85.2
  To Sunoco MidAmerica Retail Marketing        64.7        60.3         57.7
----------------------------------------------------------------------------
                                              145.2       147.6        142.9
----------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                140.0       140.0        130.0
Crude unit capacity utilized                    96%         96%         102%
Conversion capacity (thousands of
 barrels daily) at December 31                 88.0        88.0         88.0
Conversion capacity utilized                    84%         89%          92%
----------------------------------------------------------------------------

 * Retail sales price less wholesale price. The retail sales price is the weighted average price received through the various branded marketing dis-tribution channels.
** Wholesale sales price of fuels or petrochemicals less cost of crude oil, other feedstocks and purchased refined products.

Sunoco MidAmerica Marketing & Refining results increased $76 million in 2000 primarily due to significantly higher realized wholesale fuels margins, partic-ularly in mid-2000 when various industry-wide product inventory, operating and distribution issues and the introduction of new RFG II gasoline specifications limited gasoline supply in the region. Also contributing to the increase in earnings in 2000 was a 6 percent increase in retail gasoline sales volumes. Partially offsetting these improvements were higher operating expenses primar-ily due to an increase in refinery fuel costs.

Sunoco MidAmerica Marketing & Refining results decreased $37 million in 1999 primarily due to a significant decline in realized wholesale fuels margins. Lower petrochemical margins and an increase in operating and administrative ex-penses also contributed to the decline in earnings. Overall production in-creased slightly in 1999 despite both planned and unplanned refinery mainte-nance activities and voluntary production cuts due to the low margins. Produc-tion in 1998 was also adversely impacted by a one-month scheduled turnaround of one of the Toledo refinery's crude oil units and a one-week shutdown of the re-finery caused by a regional electricity emergency.

Sunoco Logistics

                                                  2000        1999        1998
------------------------------------------------------------------------------
Income (millions of dollars)                       $46         $51         $52
Capital employed (millions of dollars)            $212        $224        $197
Pipeline throughput (thousands of barrels
 daily):
 Unaffiliated customers                            748         721         672
 Affiliated customers                            1,052         981         931
------------------------------------------------------------------------------
                                                 1,800       1,702       1,603
------------------------------------------------------------------------------

Sunoco Logistics income decreased $5 million in 2000 primarily due to higher operating and administrative expenses. Also contributing to the decline in earnings were lower results from joint venture pipeline operations. In 1999, Sunoco Logistics income decreased $1 million as improved results in Sunoco's Southwestern logistics operations were more than offset by higher operating and administrative expenses.

Sun Coke

                                               2000        1999        1998
---------------------------------------------------------------------------
Income (millions of dollars)                    $61         $60         $57
Capital employed (millions of dollars)         $183        $224        $249
Coke sales (thousands of tons)                2,011       1,854       1,361
---------------------------------------------------------------------------

Sun Coke income increased $1 million in 2000 primarily due to higher coke mar-gins and volumes and an increase in tax benefits recognized, partially offset by the absence of a $7 million after-tax gain associated with the divestment in February 1999 of Shamrock Coal Company ("Shamrock"), Sun Coke's steam coal min-ing operation located in Kentucky. With the Shamrock divestment, Sun Coke ceased steam coal mining activities. In 1999, Sun Coke income increased $3 mil-lion due to an increase in income from the Company's Indiana Harbor cokemaking facility in East Chicago, IN, which commenced operations in late March 1998, and the gain on the sale of Shamrock. Partially offsetting these positive fac-tors in 1999 were lower earnings from the Jewell cokemaking operation in Vansant, VA, lower earnings from Shamrock and the absence of a $2 million tax benefit recorded in 1998 related to the settlement of an income tax issue with the Internal Revenue Service.

Net Financing Expenses and Other--Net financing expenses and other decreased $4 million in 2000 largely attributable to higher capitalized interest and higher interest income. In 1999, net financing expenses and other increased $23 mil-lion largely due to the recognition in 1998 of $7 million of after-tax earnings from cash distributions received from petroleum industry insurance consortia in which Sunoco participates and $10 million of after-tax income related to income tax settlements. Lower capitalized interest and higher interest expense due to a higher average debt level also contributed to the increase during 1999.

Income Tax Settlement--During 2000, Sunoco settled certain federal income is-sues which increased net income by $117 million. (See Note 2 to the consoli-dated financial statements.)

Insurance Litigation Settlement--In 2000, 1999 and 1998, Sunoco recognized $5, $47 and $38 million, respectively, of after-tax gains in connection with the settlement of several insurance claims. The claims related to certain environ-mental matters of Sunoco, including its predecessor companies and subsidiaries, arising from ownership and operation of its businesses. (See Note 2 to the con-solidated financial statements.)

Change in Tax Election--During 1998, Sunoco revoked its election under the In-ternal Revenue Code concerning the Puerto Rico possession tax credit. This change resulted in a $13 million tax benefit, which is attributable to Sun Lu-bricants. (See Note 4 to the consolidated financial statements.)

Write-Down of Assets and Other Matters--During 2000, Sunoco recorded a $123 million after-tax charge to write-down the assets to be divested in its Value Added and Eastern Lubricants operations to their estimated values, established after-tax accruals totalling $19 million for employee terminations throughout the organization, reversed into income the remaining $4 million after-tax loss accrual related to a Sun Northeast Refining MTBE purchase commitment and re-corded an $11 million after-tax provision to write-down the Sunoco Chemicals Brandenburg, KY, ethylene oxide plant and recognize related shut-down costs.

During 1999, Sunoco recorded a $9 million after-tax charge for the settlement of litigation concerning the May 1998 redemption of the Company's depositary shares and recorded an $8 million after-tax favorable adjustment to a market valuation reserve established in 1998 for MTBE inventory of Sun Northeast Re-fining.

During 1998, Sunoco added $26 million after tax to the accrual it established on December 31, 1996 for estimated losses expected to be realized by Sun Northeast Refining from the MTBE purchase commitment. In addition, in 1998, Sunoco recorded the $8 million after-tax provision to write-down the MTBE inventory of Sun Northeast Refining to market value, increased the estimated net realizable value of a previously written down asset held for sale by Sun Northeast Refining by $8 million after tax, established a $7 million after-tax accrual for environmental remediation activities principally in Sunoco Northeast Marketing and recorded a $5 million after-tax provision to write-off certain assets primarily in Sunoco Chemicals.

For a further discussion of the provisions for write-down of assets and other matters recorded during the 1998-2000 period, see Notes 3 and 15 to the consol-idated financial statements.

Discontinued Operations--During 2000, Sunoco recorded an $11 million after-tax favorable adjustment to the gain on divestment of Sunoco's international oil and gas production business which was sold in 1996. (See Note 5 to the consoli-dated financial statements.)

Analysis of Consolidated Statements of Income

Revenues--Total revenues were $14.3 billion in 2000, $10.1 billion in 1999 and $8.6 billion in 1998. The 42 and 17 percent increases in 2000 and 1999, respec-tively, were primarily due to significantly higher refined product prices. Higher refined product sales volumes also contributed to the increase in 1999.

Costs and Expenses--Total pretax costs and expenses were $13.7 billion in 2000, $9.9 billion in 1999 and $8.2 billion in 1998. The 38 and 21 percent increases in 2000 and 1999, respectively, were primarily due to significantly higher crude oil and refined product acquisition costs largely as a result of crude oil price increases. Also contributing to the increase in 2000 was the increase in the provision for write-down of assets and other matters.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital--At December 31, 2000, Sunoco had cash and cash equiv-alents of $239 million compared to $87 million at December 31, 1999 and had working capital of $37 million compared to a working capital deficit of $310 million at December 31, 1999. Sunoco's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such in-ventories exceeds their carrying value at December 31, 2000 by $873 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replacement values. Management believes that the current levels of Sunoco's cash and working capital are adequate to support Sunoco's ongoing operations.

Cash Flows and Financial Capacity--In 2000, Sunoco's net cash provided by oper-ating activities ("cash generation") was $778 million compared to $499 million in 1999 and $352 million in 1998. The $279 million increase in cash generation in 2000 was largely due to an increase in income before special items and the receipt of proceeds from the settlement of several federal income tax issues, partially offset by an increase in working capital uses pertaining to operating activities and a decrease in proceeds received from insurance litigation set-tlements. The $147 million increase in cash generation in 1999 was largely due to a decrease in working capital uses pertaining to operating activities and an increase in proceeds received from insurance litigation settlements, partially offset by a decline in income before special items and lower deferred income tax expense.

Divestment activities have also been a source of cash. During the 1998-2000 pe-riod, proceeds from divestments totalled $246 million.

In 2000 and 1998, Sunoco transferred interests in its Jewell and Indiana Harbor cokemaking operations to third party investors in exchange for $214 and $200 million, respectively, in cash. The investors in each operation are currently entitled to 98 and 95 percent, respectively, of the cash flows and tax benefits from the respective cokemaking operation until certain cumulative return tar-gets have been met. After these preferential return periods, which are expected to end in 2007 for Jewell and 2002 for Indiana Harbor, the investor in the Jew-ell operation will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investor in the Indiana Harbor operation will be entitled to a variable minority interest in the cash flows and tax benefits from Indiana Harbor ranging from 5 to 23 percent. Sunoco did not recognize any gain or loss on these transactions.

Management believes that future cash generation will be sufficient to satisfy Sunoco's ongoing capital requirements and to pay the current level of cash div-idends on Sunoco's common stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various fac-tors including volatility in crude oil, natural gas, refined product and chemi-cal markets and increases in capital spending and working capital levels. Dur-ing those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002. The Company can borrow directly from the participating banks under this Agreement or use it to support the issuance of commercial paper. (See Note 10 to the consolidated financial statements.)

The Company has a shelf registration statement which provides the Company with financing flexibility to offer up to $1,500 million of senior and subordinated debt, common and preferred stock, warrants and trust preferred securities. The Company expects to use any net proceeds from the sale of securities for general corporate purposes, which may include: repayment of outstanding indebtedness; funding working capital, capital expenditures or acquisitions; and the repurchase of shares of common stock. The amount and timing of any sales will depend upon market conditions and the Company's funding requirements.

The following table sets forth amounts outstanding related to Sunoco's borrowings:

                                         December 31
                                         ------------
(Millions of Dollars)                    2000    1999
-----------------------------------------------------
Short-term borrowings--commercial paper  $ --  $  150
Current portion of long-term debt           2       1
Long-term debt                            933*    878
-----------------------------------------------------
Total borrowings                         $935  $1,029
-----------------------------------------------------

*Includes the Company's $150 million 7.95 percent notes due in 2001, which Su-noco intends to refinance on a long-term basis.

Sunoco's ratio of debt (net of cash and cash equivalents) to total capital was
29.0 percent at December 31, 2000 compared to 38.5 percent at December 31, 1999. On January 2, 2001, Sunoco issued $200 million of commercial paper, which was used to help finance the Aristech Chemical Corporation ("Aristech") acqui-sition. In connection with this acquisition, which was completed effective Jan-uary 1, 2001, Sunoco also assumed $150 million of long-term debt from Aristech. The pro forma ratio of debt to total capital of Sunoco at December 31, 2000, as if the Aristech acquisition had occurred on that date, was 44.4 percent. No other commitments have been made with respect to any investment opportunity which would require the use of a significant portion of Sunoco's unused finan-cial capacity. Management believes there is sufficient borrowing capacity available to pursue additional strategic investment opportunities as they arise. In addition, the Company has the option of issuing additional common or preference stock as a means of increasing its equity base; however, there are no current plans to do so.

Capital Expenditures and Acquisitions

The following table sets forth Sunoco's planned and actual capital expenditures for the 1998-2001 period:

(Millions of Dollars)         2001 Plan*        2000        1999         1998
-------------------------------------------------------------------------------
Sun Northeast Refining             $116         $151        $ 85         $130
Sunoco Northeast Marketing           90          120          99           74
Sunoco Chemicals                     45           43          54           53**
Sun Lubricants***                    10           21          28           39
Sunoco MidAmerica
 Marketing & Refining                57           82          57           57
Sunoco Logistics                     53           43          41+          39
Sun Coke                              6            5          10           65
-------------------------------------------------------------------------------
Consolidated capital
 expenditures                      $377         $465        $374         $457
-------------------------------------------------------------------------------

  * Excludes $695 million acquisition of Aristech Chemical Corporation and the purchase from The Coastal Corporation of 245 retail gasoline sites located in the eastern United States. Included in the Coastal acquisition are 99 company-owned or leased outlets and 146 dealer-owned outlets.
 ** Excludes $157 million purchase of the Philadelphia phenol facility.
*** Includes $16, $16 and $30 million in 2000, 1999 and 1998, respectively, at-tributable to the Value Added and Eastern Lubricants operations held for sale.
  + Excludes $36 million purchase of the crude oil transportation and marketing operations of Pride Companies, L.P.

Effective January 1, 2001, Sunoco completed the acquisition of Aristech, a wholly owned subsidiary of Mitsubishi Corporation ("Mitsubishi"), for $695 mil-lion, including approximately $115 million for working capital. Contingent pay-ments with a net present value of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed upon thresholds over the next six years. In connection with the transaction, Sunoco also entered into a margin hedge agreement with Mitsubishi whereby Mit-subishi has provided polypropylene margin protection in 2001 of up to $6.5 mil-lion per quarter. Any earn out or margin hedge payments/receipts would be treated as adjustments to the purchase price. In addition, Mitsubishi is re-sponsible during a 25-year indemnification period for up to $100 million of po-tential environmental liabilities for the business arising out of or related to the period prior to closing.

In addition to the Aristech acquisition and the purchase of 245 retail gasoline sites from The Coastal Corporation, the 2001 capital expenditure plan provides for $228 million for base infrastructure and legally required spending, $43 million for turnarounds at the Company's refineries and $106 million for growth projects. The growth projects include expenditures to improve refinery effi-ciency, grow Sunoco's retail marketing network and expand certain logistics as-sets.

The planned capital expenditures attributable to retail marketing growth pro-jects include an estimated $9 million of projected outlays in 2001 to commence building 20 to 40 retail gasoline outlets in connection with an agreement with Wal-Mart Stores, Inc. The agreement will enable Sunoco to build and operate outlets on sites at selected existing and future Wal-Mart locations in nine eastern states. In 2002 and beyond, Sunoco expects to add up to 100 new sites annually at Wal-Mart locations at an estimated cost of $50-$80 million per year depending on configuration and store size. In addition to gasoline, these sites will offer customers a limited selection of convenience store merchandise.

In 2000, capital expenditures included: $258 million for base infrastructure and legally required spending; $81 million for the turnaround of numerous units throughout the Company's refinery network; and $126 million for growth pro-jects. The growth projects include outlays to upgrade or acquire additional Sunoco(R) retail marketing locations in the Northeast.

In 1999, in addition to the $36 million acquisition of the Pride crude oil transportation and marketing operations, major capital outlays included: $29 million to complete the turnaround and the first phase of an oxidizer unit re-placement project at the Philadelphia phenol facility acquired in 1998; $68 million primarily to upgrade or acquire additional Sunoco(R) retail marketing locations in the Northeast; and $35 million related to the reimaging program at the Company's retail service station network.

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

(Millions of Dollars)                              2000        1999        1998
-------------------------------------------------------------------------------
Pollution abatement capital*                       $ 52        $ 33        $ 35
Remediation                                          40          35          34
Operations, maintenance and administration          156         155         173
-------------------------------------------------------------------------------
                                                   $248        $223        $242
-------------------------------------------------------------------------------

* Capital expenditures for pollution abatement are expected to approximate $45 and $100 million in 2001 and 2002, respectively.

In December 1999, the U.S. Environmental Protection Agency ("EPA") adopted a rule which phases in limitations on the sulfur content of gasoline beginning in 2004 and, in January 2001, adopted another rule which will require limitations on the allowable sulfur content of diesel fuel beginning in 2006. The diesel rule is being legally challenged by an industry group. The rules include bank-ing and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the low-sulfur diesel. These rules are expected to have a significant impact on Sunoco and its opera-tions primarily with respect to the capital and operating expenditures at the Philadelphia, Marcus Hook and Toledo refineries. Most of the capital spending is likely to occur in the 2002-2005 period, while the higher operating costs will be incurred when production of the low-sulfur fuels commences. The Company estimates that the total capital outlays to comply with the new gasoline re-quirements will be in the range of $200-$250 million. The Company cannot esti-mate the capital requirements of the new diesel standards at this time. The ul-timate impact of the rules may be affected by such factors as technology selec-tion, the effectiveness of the banking and trading credit systems, timing un-certainties created by permitting requirements and construction schedules and any effect on prices created by changes in the level of gasoline and diesel fuel production.

The EPA has issued a series of information requests to several U.S. refiners pursuant to Section 114 of the Clean Air Act as part of an enforcement initiative relating to New Source Review ("NSR"), leak detection and repair ("LDAR"), Benzene Waste NESHAP, and start-up/shut-down malfunctions. Sunoco received Section 114 information requests in 2000 pertaining to its five refineries and its phenol facility in Philadelphia, PA. Sunoco has completed its response to the requests and has provided additional clarification requested by the EPA, which is focusing solely on the refineries at this time. While Sunoco has not been named in any proceeding, it is currently evaluating its position and is engaging in discussions with the EPA concerning these issues.

The EPA has proposed a legislative framework for Congress that would signifi-cantly reduce or eliminate the use of MTBE, the primary oxygenate used by Su-noco and the industry to meet the reformulated gasoline requirements under the Clean Air Act. The EPA also proposed removing the oxygenate requirement and re-placing it with an alternative, although the specifics for the alternative have not yet been developed. They have also initiated a rulemaking process to con-sider restrictions or a ban on the use of MTBE. A number of states have either already banned the use of MTBE in gasoline or are currently studying the issue. California, Connecticut and New York are among those states that have enacted legislation to ban its use beginning in 2003 or 2004; however, the legislation in California and New York has been legally challenged. If MTBE is banned throughout the United States, the effect on Sunoco will depend on the specific regulations, the cost and availability of alternative oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco to recover its costs in the marketplace. A wholly owned subsidiary of the Company is a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX. At December 31, 2000, the Company had a $57 million investment in this operation. The joint venture is currently evaluating alternative uses for this facility in the event MTBE is banned.

Any required cleanup of groundwater aquifers contaminated by MTBE would be driven by cleanup thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed lowering MTBE cleanup thresholds. While actual cleanup costs for specific sites are variable and depend on many factors, lowered thresholds for MTBE remediation would cause costs at some sites to increase.

Private litigants, purportedly on behalf of classes of private well owners in numerous states, filed class action lawsuits against major petroleum refiners and marketers who sold gasoline containing MTBE, alleging MTBE may have contam-inated groundwater. One such class action was filed in New York on behalf of New York well owners. (Berisha, et al v. Amerada Hess Corporation, et al, Case No. 00-CIV-1898-SAS, United States District

Court, Southern District of New York.) Sunoco is one of sixteen petroleum re-finer and marketer defendants in this lawsuit. Sunoco has filed a motion to dismiss the complaint. Early discovery has been allowed by the judge and is proceeding. The Judicial Panel on Multidistrict Litigation has consolidated this matter for pretrial purposes with another similar case in which Sunoco is not a defendant seeking the same remedies on behalf of class members in sixteen other states in the United States District Court for the Southern District of New York. Sunoco is not a defendant in any other MTBE class action case.

The Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act as amended by the Resource Conser-vation and Recovery Act ("RCRA"), and related federal and state laws subject Sunoco to the potential obligation to remove or mitigate the environmental ef-fects of the disposal or release of certain pollutants at Sunoco's facilities and at third-party or formerly owned sites. Under CERCLA, Sunoco is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2000, Sunoco had been named as a PRP at 50 sites identified or potentially identifiable as "Superfund" sites under CERCLA.

Under various environmental laws, including RCRA, Sunoco has initiated correc-tive remedial action at its facilities, formerly owned facilities and third-party sites and could be required to undertake similar actions at various other sites.

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

Management believes that the environmental matters discussed above are poten-tially significant with respect to results of operations or cash flows for any one year. However, management does not believe that such matters will have a material impact on Sunoco's consolidated financial position or, over an ex-tended period of time, on Sunoco's cash flows or liquidity.

Derivative Instruments
Sunoco uses futures and forward contracts from time to time to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales to fixed or floating prices. In addition, price collars, swaps and option con-tracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Sunoco considers to be acceptable margins for various refined products.

Sunoco is at risk for possible changes in the market value of all of its deriv-ative contracts; however, such risk would be mitigated by price changes in the underlying hedged transactions. At December 31, 2000, Sunoco had a net deferred loss of $4 million on its open derivative contracts. The potential incremental loss on these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2000 was estimated to be $4 million. This hypothetical loss was estimated by multiplying the difference between the hypo-thetical and the actual year-end market prices of the underlying commodities by the contract volume amounts. The Company also had a net deferred gain of $4 million at December 31, 2000 on closed options and futures con-tracts, which relate to hedged transactions occurring in 2001.

Sunoco also is exposed to credit risk in the event of nonperformance by deriva-tive counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international fi-nancial institutions with high credit ratings. (See Note 17 to the consolidated financial statements.)

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued, and in June 2000, it was amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The new derivative accounting, which Sunoco will adopt effective January 1, 2001 when adoption is mandatory, changes the method of accounting for derivative instruments. The change will have no impact on Sunoco's consolidated net income or total shareholders' eq-uity on the date of adoption.

Cash Dividends and Share Redemption and Repurchases
The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1998-2000 period, the quarterly cash dividend paid on common stock amounted to $.25 per share ($1.00 per year). The Company expects to continue to sustain the quarterly common stock cash dividend at its current level. Cash dividends paid on depositary shares totalled $.8258 per share in 1998 prior to their redemption (see below).

On May 28, 1998, the Company redeemed all of its 24,067,520 then outstanding depositary shares. Each depositary share represented ownership of one-half share of the Company's Series A cumulative preference stock. Under the terms of redemption, established when the depositary shares were issued, each depositary share was redeemed in exchange for 0.949837 share of Sunoco's common stock plus accrued and unpaid dividends of $.3758. As a result of the redemption, 22,859,633 shares of Sunoco common stock held in treasury were reissued.

During the 1998-2000 period, the Company repurchased 9,599,350 shares of its common stock and 46,780 of its depositary shares for $308 million. At December 31, 2000, the Company had a remaining authorization from its Board of Directors to purchase up to $192 million of Company common stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

Forward-Looking Statements
Statements and financial discussion and analysis contained in this Annual Re-port to Shareholders that are not historical facts are forward-looking state-ments made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements generally will be accompanied by words such as "anticipate," "believe," "estimate," "expect," "forecast," "in-tend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although Sunoco be-lieves these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ul-timately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limita-tion:

 .Changes in industry-wide refined product and chemical margins;

 .Variation in commodity prices and crude oil supply;

 .Volatility in the marketplace which may affect market supply and demand for Sunoco's products;

 .Increased competition;

 .Changes in the reliability and efficiency of the Company's operating facili-ties or those of third parties;

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

 .Risks related to labor relations;

 .Nonperformance by major customers or suppliers;

 .General economic, financial and business conditions which could affect Sunoco's financial condition and results of operations;

 .Changes in applicable statutes and government regulations or their interpreta-tions;

 .Claims of the Company's noncompliance with statutory and regulatory require-ments; and

 .Changes in the status of litigation to which the Company is a party.

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

--------------------------------------------------------------------------------

Consolidated Statements of Income                 Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares
Except Per Share Amounts)
----------------------------------------------------------------------------
For the Years Ended December 31              2000         1999         1998
----------------------------------------------------------------------------
Revenues
Sales and other operating revenue
 (including consumer excise taxes)        $14,062      $ 9,889       $8,413
Interest income                                14            7            8
Other income (Note 2)                         224          172          162
----------------------------------------------------------------------------
                                           14,300       10,068        8,583
Costs and Expenses
Cost of products sold and operating
 expenses                                  10,819        7,365        5,646
Consumer excise taxes                       1,636        1,583        1,559
Selling, general and administrative
 expenses                                     580          533          521
Depreciation, depletion and
 amortization                                 298          276          257
Payroll, property and other taxes              79           77           82
Provision for write-down of assets
 and other matters (Note 3)                   214            2           58
Interest cost and debt expense                 82           84           77
Interest capitalized                           (4)          (2)          (6)
----------------------------------------------------------------------------
                                           13,704        9,918        8,194
Income from continuing operations
 before income tax expense                    596          150          389
Income tax expense (Note 4)                   185           53          109
----------------------------------------------------------------------------
Income from continuing operations             411           97          280
Income from discontinued operations
 (Note 5)                                      11           --           --
----------------------------------------------------------------------------
Net Income                                    422           97          280
Dividends on preference stock (Note
 15)                                           --           --          (20)
----------------------------------------------------------------------------
Net income applicable to common
 shareholders                             $   422      $    97       $  260
----------------------------------------------------------------------------
Earnings Per Share of Common Stock
 (Note 6):
 Basic:
  Income from continuing operations         $4.72        $1.07        $3.09
  Income from discontinued operations         .13           --           --
----------------------------------------------------------------------------
  Net income                                $4.85        $1.07        $3.09
----------------------------------------------------------------------------
 Diluted:
  Income from continuing operations         $4.70        $1.07        $2.95
  Income from discontinued operations         .12           --           --
----------------------------------------------------------------------------
  Net income                                $4.82        $1.07        $2.95
----------------------------------------------------------------------------
 Weighted Average Number of Shares
  Outstanding:
  Basic                                      87.0         90.3         84.2
  Diluted                                    87.5         91.0         95.0
----------------------------------------------------------------------------
Cash Dividends Paid Per Share:
 Preference stock (Note 15)                   $--          $--      $1.6516
 Common stock                               $1.00        $1.00        $1.00
----------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Balance Sheets                       Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
-----------------------------------------------------------------------------
At December 31                                               2000        1999
-----------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                 $   239      $   87
Accounts and notes receivable, net                            890         833
Inventories (Note 7)                                          460         403
Deferred income taxes (Note 4)                                 94         133
-----------------------------------------------------------------------------
Total Current Assets                                        1,683       1,456
-----------------------------------------------------------------------------
Investments and long-term receivables (Note 8)                170         118
Properties, plants and equipment, net (Note 9)              3,390       3,415
Deferred charges and other assets                             183         207
-----------------------------------------------------------------------------
Total Assets                                               $5,426      $5,196
-----------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                           $1,052      $1,038
Accrued liabilities                                           377         437
Short-term borrowings (Note 10)                                --         150
Current portion of long-term debt (Note 11)                     2           1
Taxes payable                                                 215         140
-----------------------------------------------------------------------------
Total Current Liabilities                                   1,646       1,766
-----------------------------------------------------------------------------
Long-term debt (Note 11)                                      933         878
Retirement benefit liabilities (Note 12)                      385         415
Deferred income taxes (Note 4)                                250         237
Other deferred credits and liabilities (Notes 13 and
 14)                                                          510         394
Commitments and contingent liabilities (Note 14)
Shareholders' Equity (Notes 15 and 16)
Common stock, par value $1 per share
 Authorized--200,000,000 shares;
 Issued, 2000--132,375,428 shares;
 Issued, 1999--132,171,591 shares                             132         132
Capital in excess of par value                              1,403       1,397
Earnings employed in the business                           1,950       1,615
-----------------------------------------------------------------------------
                                                            3,485       3,144
Less common stock held in treasury, at cost
 2000--47,543,822 shares; 1999--42,302,919 shares           1,783       1,638
-----------------------------------------------------------------------------
Total Shareholders' Equity                                  1,702       1,506
-----------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                 $5,426      $5,196
-----------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows             Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
--------------------------------------------------------------------------------
For the Years Ended December 31                  2000         1999         1998
--------------------------------------------------------------------------------
Increases (Decreases) in Cash and Cash
 Equivalents
Cash Flows from Operating Activities:
 Net income                                     $ 422        $  97        $ 280
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Income from discontinued operations             (11)          --           --
  Gain on settlement of insurance
   litigation, net of cash received                --          (23)         (54)
  Provision for write-down of assets and
   other matters                                  214            2           58
  Gain on divestments                              (5)         (16)         (14)
  Depreciation, depletion and
   amortization                                   298          276          257
  Deferred income tax expense                      66           50           95
  Changes in working capital pertaining
   to operating activities:
   Accounts and notes receivable                  (57)        (271)         186
   Inventories                                    (63)         103          (43)
   Accounts payable and accrued
    liabilities                                   (82)         354         (361)
   Taxes payable                                   75           11           19
  Other                                           (79)         (84)         (71)
--------------------------------------------------------------------------------
Net cash provided by operating
 activities                                       778          499          352
--------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures                            (465)        (374)        (457)
 Acquisitions, net of seller financing
  of $5 in 1999 and $109 in 1998 (Note
  18)                                              --          (31)         (48)
 Proceeds from divestments                         36           74          136
 Other                                             (7)         (21)           9
--------------------------------------------------------------------------------
Net cash used in investing activities            (436)        (352)        (360)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Net proceeds from (repayments of)
  short-term borrowings                          (150)          30          108
 Proceeds from issuance of long-term
  debt                                             --          200           12
 Repayments of long-term debt                      --         (218)         (53)
 Proceeds from transferred interests in
  cokemaking operations                           214           --          200
 Cash dividend payments                           (87)         (90)        (102)
 Purchases of common stock for treasury          (144)         (19)        (144)
 Other                                            (23)          (1)          (8)
--------------------------------------------------------------------------------
Net cash provided by (used in) financing
 activities                                      (190)         (98)          13
--------------------------------------------------------------------------------
Net increase in cash and cash
 equivalents                                      152           49            5
Cash and cash equivalents at beginning
 of year                                           87           38           33
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $ 239        $  87        $  38
--------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Statements of Changes in Shareholders' Equity
                                                   Sunoco, Inc. and Subsidiaries

(Dollars in Millions,
Shares in Thousands)
---------------------------------------------------------------------------------------------------------
                               Cumulative
                            Preference Stock      Common Stock
                          --------------------- -----------------   Capital Earnings    Common Stock
                            Number                Number          in Excess Employed  Held in Treasury
                                of  Liquidation       of      Par        of   in the  ------------------
                            Shares        Value   Shares    Value Par Value Business    Shares      Cost
---------------------------------------------------------------------------------------------------------
At December 31, 1997        12,057      $ 723    131,573     $132   $1,361    $1,430    60,744    $2,184
Net income                      --         --         --       --       --       280        --        --
Cash dividend payments          --         --         --       --       --      (102)       --        --
Purchases for retirement       (23)        (1)        --       --       --        --        --        --
Purchases for treasury          --         --         --       --       --        --     3,728       144
Redemption of preference
 stock in exchange for
 common stock (Note 15)    (12,034)      (722)        --       --       13        --   (22,860)     (709)
Issued under management
 incentive and employee
 option plans                   --         --        453       --       13        --        --        --
Other                           --         --         --       --        6        --        10        --
---------------------------------------------------------------------------------------------------------
At December 31, 1998            --      $  --    132,026     $132   $1,393    $1,608    41,622    $1,619
Net income                      --         --         --       --       --        97        --        --
Cash dividend payments          --         --         --       --       --       (90)       --        --
Purchases for treasury          --         --         --       --       --        --       669        19
Issued under management
 incentive and employee
 option plans                   --         --        145       --        4        --        --        --
Other                           --         --          1       --       --        --        12        --
---------------------------------------------------------------------------------------------------------
At December 31, 1999            --      $  --    132,172     $132   $1,397    $1,615    42,303    $1,638
Net income                      --         --         --       --       --       422        --        --
Cash dividend payments          --         --         --       --       --       (87)       --        --
Purchases for treasury          --         --         --       --       --        --     5,203       144
Issued under management
 incentive and employee
 option plans                   --         --        203       --        6        --        --        --
Other                           --         --         --       --       --        --        38         1
---------------------------------------------------------------------------------------------------------
At December 31, 2000            --      $  --    132,375     $132   $1,403    $1,950    47,544    $1,783
---------------------------------------------------------------------------------------------------------

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

Use of Estimates
The preparation of financial statements in conformity with accounting princi-ples generally accepted in the United States requires management to make esti-mates and assumptions that affect the amounts reported in the financial state-ments and accompanying notes. Actual amounts could differ from these estimates.

Revenue Recognition
Revenues are recognized when title passes or services are provided to the cus-tomer. Consumer excise taxes on sales of refined products and merchandise are included in both revenues and costs and expenses, with no effect on net income.

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

Depreciation and Retirements
Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Gains and losses on the disposals of fixed assets are generally reflected in net income.

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

Derivative Instruments
Sunoco uses swaps, options, futures, forwards and other derivative instruments from time to time to hedge its exposure to crude oil, refined product, electricity and natural gas price volatility. Such contracts, which effectively meet the Company's risk reduction and correlation criteria, are accounted for using derivative accounting as prescribed principally by Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("existing derivative accounting"). Effectiveness is measured based upon the correlation between the gains and losses on the derivative contracts and the corresponding offsetting changes in the market value of the items being hedged. Under existing derivative accounting, gains or losses on derivative contracts (including positions which have been closed) are deferred and recognized in cost of products sold and operating expenses in the same periods as the items being hedged. In the event an open derivative contract were to become ineffective as a hedge or if an anticipated transaction being hedged were no longer likely to occur, any related unrealized derivative gain or loss would be recognized in net income at such time. The cash flows from hedge contracts are included in operating activities in the consolidated statements of cash flows. Sunoco does not hold or issue derivative instruments for trading purposes.

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued, and in June 2000, it was amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). Sunoco will adopt the new deriva-tive accounting effective January 1, 2001 when adoption is mandatory. It will require the Company to recognize all derivative contracts in the consolidated balance sheet at their fair value. Changes in fair value of derivative con-tracts that are not hedges will be recognized in net income as they occur. If the derivative contracts are hedges, depending on their nature, changes in their fair values will either be offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and sub-sequently recognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts designated as hedges will be immediately recognized in net income. The new derivative accounting will have no impact on Sunoco's consolidated net income or total shareholders' equity on the date of adoption.

Stock-Based Compensation
The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

Reclassifications
Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Other Income

(Millions of Dollars)                           2000     1999     1998
----------------------------------------------------------------------
Gain on income tax settlements                  $120     $ --     $ 15
Gain on settlement of insurance litigation         7       73       58
Equity in earnings of affiliated companies        22       21       26
Gain on divestments                                5       16       14
Other                                             70       62       49
----------------------------------------------------------------------
                                                $224     $172     $162
----------------------------------------------------------------------

During 2000 and 1998, Sunoco settled certain federal income tax issues that had been in dispute, which increased net income by $117 and $12 million in 2000 and 1998, respectively. In connection with these settlements, Sunoco received cash proceeds of $132 million in the fourth quarter of 2000, which consisted of $47 million for interest and an $85 million tax refund.

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, aris-ing from the ownership and operation of its businesses. In the 1998-2000 peri-od, the Company entered into several settlements which resolved most of these claims. As a result, the Company received net cash proceeds totalling $37 mil-lion in 2000, $96 million in 1999 and $4 million in 1998. The settlements in-creased net income by $5, $47 and $38 million in 2000, 1999 and 1998, respec-tively.

3. Write-Down of Assets and Other Matters

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                                              Pretax       After-Tax
(Millions of Dollars)                     Provisions      Provisions
------------------------------------------------------------------------
2000
Value Added and Eastern Lubricants                 $177            $123
Employee terminations and related costs              29              19
Brandenburg ethylene oxide plant                     18              11
MTBE purchase commitment                             (7)             (4)
Other                                                (3)             (2)
------------------------------------------------------------------------
                                                   $214            $147
------------------------------------------------------------------------
1999
Litigation settlement                               $14              $9
MTBE inventory adjustment                           (12)             (8)
------------------------------------------------------------------------
                                                     $2              $1
------------------------------------------------------------------------
1998
MTBE purchase commitment                            $40             $26
Other                                                18              12
------------------------------------------------------------------------
                                                    $58             $38
------------------------------------------------------------------------

During 2000, Sunoco announced its intention to sell its Puerto Rico refinery, lubricants blending and packaging facilities and lubricants branded marketing assets (which include the Kendall(R) motor oil brand and the customer lists for both the Sunoco(R) and the Kendall(R) lubricants brands) (collectively, "Value Added and Eastern Lubricants") and recorded a charge to write-down the assets to be divested to their estimated values. After-tax losses from these operations, which include allocated overhead expenses, totalled $31, $16 and $5 million for 2000, 1999 and 1998, respectively. In connection with this decision, on January 9, 2001, Sunoco signed letters of intent to sell its lubricants blending and packaging facilities in Tulsa, OK, and Richmond, CA, and its lubricants branded marketing assets. No significant gain or loss is expected as a result of these sales. Negotiations concerning the sale of the Company's Puerto Rico refinery and its Marcus Hook lubricants blending and packaging plant are ongoing, and other options are also under consideration for these assets. As a result of these uncertainties, the actual loss upon final disposition may differ from the estimated loss recorded in 2000.

Also in 2000, Sunoco established accruals for employee terminations and related costs, including pension settlement losses totalling $7 million after tax. The employee terminations are throughout the organization.

As of December 31, 2000, the amount of actual termination benefits paid and charged against the accrual totalled $6 million. Termination payments will continue through 2002. In addition, the Company recorded a write-down of its Brandenburg, KY, ethylene oxide plant and recognized related shut-down costs and reversed into income the remaining loss accrual related to an MTBE purchase commitment.

During 1999, Sunoco recorded a charge for the settlement of litigation concern-ing the May 1998 redemption of the Company's preference stock (Note 15) and re-corded a favorable adjustment to a market valuation reserve for MTBE inventory established in 1998.

During 1998, Sunoco added $40 million to a $130 million accrual it established in 1996 for estimated losses expected to be realized on the MTBE purchase com-mitment. During the first five months of 2000 and the years 1999, 1998 and 1997, actual MTBE purchase costs in excess of spot market prices totalling $12, $39, $47 and $65 million, respectively, were charged against the accrual. Be-ginning in May 2000, the commitment provides for Sunoco to pay spot-market-re-lated prices for the last four years of the agreement (Note 14). Also in 1998, Sunoco established an accrual for environmental remediation activities, in-creased the estimated net realizable value of a previously written down asset held for sale and recorded provisions to write-down its MTBE inventory to mar-ket value and to write-off certain assets primarily in its refining and market-ing business.

4. Income Taxes

The components of income tax expense from continuing operations are as follows:

(Millions of Dollars)                2000     1999     1998
------------------------------------------------------------
Income taxes currently payable:
 U.S. federal                        $104      $--     $ 12
 State and other                       15        3        2
------------------------------------------------------------
                                      119        3       14
------------------------------------------------------------
Deferred taxes:
 U.S. federal                          56       49       96
 State and other                       10        1       (1)
------------------------------------------------------------
                                       66       50       95
------------------------------------------------------------
                                     $185      $53     $109
------------------------------------------------------------

The reconciliation of income tax expense at the U.S. statutory rate to the in-come tax expense pertaining to continuing operations is as follows:

(Millions of Dollars)                               2000      1999      1998
-------------------------------------------------------------------------------
Income tax expense at U.S. statutory rate of
 35 percent                                         $209       $53      $136
Increase (reduction) in income taxes resulting
from:
 Income tax settlement (Note 2)                      (39)       --        (2)
 State income taxes net of Federal income tax
  effects                                             11         2         1
 Puerto Rico operations                                8*       --       (13)**
 Dividend exclusion for affiliated companies          (3)       (3)       (3)
 Nonconventional fuel credit                          (3)       --        (2)
 Other                                                 2         1        (8)
-------------------------------------------------------------------------------
                                                    $185       $53      $109
-------------------------------------------------------------------------------

  * During 2000, the Company recorded an $8 million charge to establish de-ferred income taxes attributable to the unremitted earnings of its opera-tions in Puerto Rico which had been deemed indefinitely reinvested prior to Sunoco's decision to sell these operations (Note 3).
 ** During 1998, Sunoco revoked its election under the Internal Revenue Code concerning the Puerto Rico possession tax credit. The $13 million tax bene-fit resulted primarily from recognition of additional deferred tax benefits associated with a write-down of assets recorded in 1996 in connection with a project to reconfigure the Company's Puerto Rico refinery.

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

                                                     December 31
                                                   ---------------
(Millions of Dollars)                                2000      1999
--------------------------------------------------------------------
Deferred tax assets:
 Retirement benefit liabilities                     $ 124     $ 133
 Environmental remediation liabilities                 49        56
 Other liabilities not yet deductible                 224       203
 Federal net operating loss carryforward               --        70
 Alternative minimum tax credit carryforward*          93        76
 Other                                                 95       100
 Valuation allowance**                                (32)      (32)
--------------------------------------------------------------------
                                                      553       606
--------------------------------------------------------------------
Deferred tax liabilities:
 Properties, plants and equipment                    (676)     (661)
 Other                                                (33)      (49)
--------------------------------------------------------------------
                                                     (709)     (710)
--------------------------------------------------------------------
Net deferred income tax liability                   $(156)    $(104)
--------------------------------------------------------------------

  * Alternative minimum tax credit carryforwards may be carried forward indefi-nitely.
 ** The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be real-ized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

                       December 31
                      --------------
(Millions of
Dollars)               2000      1999
--------------------------------------
Current asset         $  94     $ 133
Noncurrent liability   (250)     (237)
--------------------------------------
                      $(156)    $(104)
--------------------------------------

Cash payments for (refunds of) income taxes were $36, $4 and $(6) million in 2000, 1999 and 1998, respectively. The $36 million payment in 2000 is net of an $85 million cash refund received in the fourth quarter of 2000 in connection with the settlement of certain federal income tax issues (Note 2).

5. Discontinued Operations

During 2000, Sunoco recorded an $11 million after-tax favorable adjustment (in-cluding a $7 million tax benefit) to the gain recognized in 1996 in connection with the divestment of the Company's international oil and gas production busi-ness. The adjustment resulted from the favorable resolution of certain United Kingdom income tax issues. At the time of the sale, this business was treated as a discontinued operation; therefore, this adjustment has been classified similarly in the consolidated statement of income for the year ended December 31, 2000.

6. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share ("EPS") from continuing operations for 2000, 1999 and 1998:

(In Millions, Except Per Share Amounts)                      2000  1999  1998
-----------------------------------------------------------------------------
Income from continuing operations
 after dividends on preference stock (basic EPS
 numerator)                                                  $411   $97  $260
Add: Dividends on preference stock                             --    --    20
-----------------------------------------------------------------------------
Income from continuing operations (diluted EPS
 numerator)                                                  $411   $97  $280
-----------------------------------------------------------------------------
Weighted average number of common shares outstanding
 (basic EPS denominator)                                     87.0  90.3  84.2
Add effect of dilutive securities:
 Redeemable preference shares (Note 15)                        --    --   9.8
 Stock incentive awards                                        .5    .7   1.0
-----------------------------------------------------------------------------
Weighted average number of shares (diluted EPS
 denominator)                                                87.5  91.0  95.0
-----------------------------------------------------------------------------
Basic EPS from continuing operations                        $4.72 $1.07 $3.09
Diluted EPS from continuing operations                      $4.70 $1.07 $2.95
-----------------------------------------------------------------------------

7. Inventories

                                December 31
                               -------------
(Millions of Dollars)          2000     1999
--------------------------------------------
Crude oil                      $210     $158
Refined products                171      163
Materials, supplies and other    79       82
--------------------------------------------
                               $460     $403
--------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $873 and $763 million at December 31, 2000 and 1999, respec-tively. During 1999, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduc-tion in inventory was to increase 1999 net income by $11 million.

8. Investments and Long-Term Receivables

                                                                December 31
                                                               -------------
(Millions of Dollars)                                          2000     1999
----------------------------------------------------------------------------
Investments in and advances to affiliated companies (Note 18)  $147     $ 95
Accounts and notes receivable                                    23       23
----------------------------------------------------------------------------
                                                               $170     $118
----------------------------------------------------------------------------

Dividends received from affiliated companies amounted to $21, $14 and $15 mil-lion in 2000, 1999 and 1998, respectively. Earnings employed in the business at December 31, 2000 include $62 million of undistributed earnings of affiliated companies.

9. Properties, Plants and Equipment

                                Accumulated
                              Depreciation,
(Millions of            Gross     Depletion
Dollars)         Investments,           and        Net
December 31           at Cost  Amortization Investment
------------------------------------------------------
2000
Refining and
 marketing*            $6,351        $3,210     $3,141
Cokemaking                396           147        249
------------------------------------------------------
                       $6,747        $3,357     $3,390
------------------------------------------------------
1999
Refining and
 marketing*            $6,051        $2,893     $3,158
Cokemaking                393           136        257
------------------------------------------------------
                       $6,444        $3,029     $3,415
------------------------------------------------------

* Includes gross amounts leased to third parties totalling $575 and $566 mil-lion at December 31, 2000 and 1999, respectively. Related accumulated depre-ciation totalled $273 and $262 million at December 31, 2000 and 1999, respec-tively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2000 are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 2001                          $37
 2002                           25
 2003                           15
 2004                            5
 2005                            1
 Thereafter                     --
----------------------------------
                               $83
----------------------------------

10. Short-Term Borrowings and Credit Facilities

The Company has a $500 million revolving credit agreement ("Agreement") with commercial banks that provides access to short-term financing through September 2002 bearing interest based on selected reference rates. The Company can borrow directly from the participating banks under this Agreement or use it to support the issuance of commercial paper. The Agreement is subject to commitment fees, the amounts of which are not material. Under the terms of the Agreement, Sunoco is required to maintain consolidated net worth of at least $1.0 billion. At De-cember 31, 2000, the Company's consolidated net worth was $1.7 billion. The Agreement also requires that Sunoco's ratio of debt to capital, as those terms are defined in the Agreement, not exceed .55 to 1. At December 31, 2000, this ratio was .38 to 1. At December 31, 1999, $150 million of commercial paper was outstanding (with a weighed-average interest rate of 6.74 percent) related to the above short-term borrowing arrangements. There were no short-term borrowings at December 31, 2000.

11. Long-Term Debt

                               December 31
                            -----------------
(Millions of Dollars)           2000     1999
---------------------------------------------
9 3/8% debentures due 2016      $200     $200
9% debentures due 2024           100      100
7.95% notes due 2001             150      150
7 3/4% notes due 2009            200      200
7.60% environmental
 industrial revenue bonds
 due 2024                        100      100
7 1/8% notes due 2004            100      100
6 3/4% convertible
 debentures due 2012 (Note
 15)                              10       10
Other                             78       22
---------------------------------------------
                                 938      882
Less: unamortized discount         3        3
  current portion                  2        1
---------------------------------------------
                                $933     $878
---------------------------------------------

The Company's 7.95 percent notes due in 2001 have been classified as long-term debt since Sunoco has the ability and intent to refinance this obligation on a long-term basis.

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2001 through 2005 is as follows (in millions of dollars):

-------------------------------------
 2001       $  2       2004      $102
 2002       $153       2005      $  2
 2003       $  2
-------------------------------------

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $79, $75 and $69 million in 2000, 1999 and 1998, respectively.

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

Pension and postretirement health care and life insurance expense (benefit) consisted of the following components:

                                  Defined                Postretirement
                               Benefit Plans             Benefit Plans
                          -------------------------  ------------------------
(Millions of Dollars)      2000      1999      1998  2000      1999      1998
------------------------------------------------------------------------------
Service cost (cost of
 benefits earned during
 the year)                $  28     $  28     $  26   $ 5       $ 5       $ 5
Interest cost on benefit
 obligations                 94        87        87    24        22        23
Expected return on plan
 assets                    (118)     (112)     (108)   --        --        --
Amortization of:
 Net transition asset        (1)       (9)       (9)   --        --        --
 Prior service cost
  (benefit)                   3         3         1    (9)       (9)       (8)
 Unrecognized (gains)
  losses                     (3)        3         2    --        --        --
Settlement losses (Note
 3)                          11        --        --    --        --        --
------------------------------------------------------------------------------
                          $  14     $  --     $  (1)  $20       $18       $20
------------------------------------------------------------------------------

The following tables set forth the components of the changes in benefit obliga-tions and fair value of plan assets during 2000 and 1999 as well as the funded status and amounts both recognized and not recognized in the consolidated bal-ance sheets at December 31, 2000 and 1999:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           2000    1999     2000     1999
-------------------------------------------------------------------------------
Benefit obligations at beginning of year*     $1,189  $1,281     $310  $   348
Service cost                                      28      28        5        5
Interest cost                                     94      87       24       22
Actuarial (gains) losses                          82     (81)      42      (36)
Benefits paid                                   (168)   (141)     (32)     (32)
Premiums paid by participants                     --      --        4        4
Other                                             --      15       (5)      (1)
-------------------------------------------------------------------------------
Benefit obligations at end of year*           $1,225  $1,189     $348  $   310
-------------------------------------------------------------------------------
Fair value of plan assets at beginning of
 year**                                       $1,439  $1,350
Actual return (loss) on plan assets              (18)    214
Employer contributions                             2       3
Benefits paid from plan assets                  (136)   (128)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year**    $1,287  $1,439
-------------------------------------------------------------------------------
Benefit obligations (in excess of) less than
 plan assets at end of year                   $   62  $  250    $(348) $  (310)
Unrecognized net transition asset                 --      (1)      --       --
Unrecognized prior service cost (benefit)         20      23      (35)     (38)
Unrecognized net (gain) loss                     (78)   (288)      25      (17)
-------------------------------------------------------------------------------
Net asset (liability) recognized in balance
 sheet at end of year                         $    4  $  (16)   $(358) $  (365)
-------------------------------------------------------------------------------
  *  Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations ("APBO") for postretirement benefit plans.
**  Less than 1 percent of plan assets was invested in Company stock.

The net asset (liability) recognized in the consolidated balance sheets at De-cember 31, 2000 and 1999 is classified as follows:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           2000    1999     2000     1999
-------------------------------------------------------------------------------
Retirement benefit liabilities                $  (27) $  (50)   $(358) $  (365)
Deferred charges and other assets*                31      34       --       --
-------------------------------------------------------------------------------
                                              $    4  $  (16)   $(358) $  (365)
-------------------------------------------------------------------------------

* Represents an intangible asset for which an equivalent additional minimum li-ability is included in retirement benefit liabilities.

Certain of the Company's defined benefit plans have accumulated benefit obliga-tions in excess of the fair value of plan assets. The total projected benefit obligations, accumulated benefit obligations and fair value of plan assets of such plans were $243, $223 and $103 million, respectively, as of December 31, 2000 and $125, $121 and $-- million, respectively, as of December 31, 1999.

The following weighted-average assumptions were used during 2000 and 1999 in accounting for the plans:

                                           Defined
                                           Benefit   Postretirement
                                            Plans     Benefit Plans
                                         ----------- ---------------
(Millions of Dollars)                     2000  1999    2000    1999
--------------------------------------------------------------------
Discount rate                            7.50% 7.75%   7.50%   7.75%
                                                       -------------
Long-term rate of return on plan assets  9.00% 9.00%
Rate of compensation increase            4.00% 4.00%
--------------------------------------------------------------------

The health care cost trend assumption used at December 31, 2000 to compute the APBO for the postretirement benefit plans was 8.4 percent, which is assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereafter. At December 31, 1999, a 6.3 percent health care cost trend assump-tion was used, which was assumed to decline gradually to 5.5 percent in 2001.

A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2000:

                         1-Percentage   1-Percentage
(Millions of Dollars)  Point Increase Point Decrease
---------------------------------------------------
Effect on total
 of service and
 interest cost
 components of
 postretirement
 benefits
 expense                           $1            $(1)
Effect on APBO                     $5            $(8)
---------------------------------------------------

Defined Contribution Pension Plans
Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $17, $16 and $18 million in 2000, 1999 and 1998, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 per-cent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock own-ership plan which contains a provision designed to permit SunCAP, only upon ap-proval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 2000, no such borrowings had been approved.

13. Transferred Interests in Cokemaking Operations

In 2000 and 1998, Sunoco transferred interests in its Jewell and Indiana Harbor cokemaking operations to third-party investors for $214 and $200 million, re-spectively, in cash. The investors in each operation are currently entitled to 98 and 95 percent, respectively, of the cash flows and tax benefits from the respective cokemaking operations until certain cumulative return targets have been met. After these preferential return periods, which are expected to end in 2007 for Jewell and 2002 for Indiana Harbor, the investor in the Jewell opera-tion will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investor in the Indiana Harbor operation will be entitled to a variable minority interest in the cash flows and tax benefits from Indiana Harbor ranging from 5 to 23 percent. Sunoco did not recognize any gain or loss on these transactions. The balance attributable to the investors' interests in these operations totalled $316 and $175 million at December 31, 2000 and 1999, respectively, and is reflected in other deferred credits and liabilities in the consolidated balance sheets.

14. Commitments and Contingent Liabilities

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2000, 1999 and 1998 amounted to $118, $115 and $118 million, respectively. Approximately 7 percent of total rental expense was recovered through related sublease rental income during 2000.

The aggregate amount of future minimum annual rentals applicable to noncancel-able operating leases are as follows (in millions of dollars):

----------------------------------
Year ending December 31:
 2001                         $ 72
 2002                           78
 2003                           66
 2004                           42
 2005                           23
 Thereafter                    125
----------------------------------
                              $406
----------------------------------

Sunoco is contingently liable under an arrangement which guarantees $120 mil-lion of outstanding bridge financing of the Epsilon Products Company, LLC poly-propylene joint venture in which the Company is a partner (Note 18). Sunoco is also contingently liable under various other arrangements which guarantee debt of other affiliated companies and others aggregating approximately $14 million at December 31, 2000.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its

Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dollars):

------------------------------------------------
Year ending December 31:
 2001                                      $ 10
 2002                                        10
 2003                                         9
 2004                                         8
 2005                                         8
 2006 through 2018                           78
------------------------------------------------
  Total                                     123
 Less: Amount representing interest         (47)
------------------------------------------------
  Total at present value                   $ 76
------------------------------------------------

Payments under these agreements, including variable components, commenced in mid-1998 and totalled $18, $16 and $8 million in 2000, 1999 and 1998, respectively.

Sunoco is subject to numerous federal, state and local laws which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. These laws result in liabilities and loss con-tingencies for remediation at Sunoco's facilities and at third-party or for-merly owned sites. The accrued liability for environmental remediation is clas-sified in the consolidated balance sheets as follows:

                                   December
                                      31
                                   ---------
(Millions of Dollars)              2000 1999
--------------------------------------------
Accrued liabilities                $ 37 $ 46
Other deferred credits and
 liabilities                        104  114
--------------------------------------------
                                   $141 $160
--------------------------------------------

Pretax charges against income for environmental remediation totalled $17, $11 and $13 million in 2000, 1999 and 1998, respectively. Claims for recovery of environmental liabilities that are probable of realization totalled $5 million at December 31, 2000 and are included in deferred charges and other assets in the consolidated balance sheets.

The Environmental Protection Agency ("EPA") has proposed a legislative frame-work for Congress that would significantly reduce or eliminate the use of MTBE, the primary oxygenate used by Sunoco and the industry to meet the reformulated gasoline requirements under the Clean Air Act. The EPA has also proposed remov-ing the oxygenate requirement and replacing it with an alternative, although the specifics for the alternative have not yet been developed. They have also initiated a rulemaking process to consider restrictions or a ban on the use of MTBE. A number of states have either already banned the use of MTBE in gasoline or are currently studying the issue. California, Connecticut and New York are among those states that have enacted legislation to ban its use beginning in 2003 or 2004; however, the legislation in California and New York has been le-gally challenged. If MTBE is banned throughout the United States, the effect on Sunoco will depend on the specific regulations, the cost and availability of alternative oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco to recover its costs in the marketplace.

A wholly owned subsidiary of the Company is a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX. At December 31, 2000, the Company had a $57 million investment in this operation. The joint venture is currently evaluating alternative uses for this facility in the event MTBE is banned. In order to obtain a secure supply of oxygenates for the manufacture of reformulated gasoline, Sunoco entered into an off-take agreement with BEF whereby Sunoco agreed to purchase all of the MTBE production from the plant (Note 3). Sunoco's total MTBE purchases under this agreement were $272, $192 and $182 million during 2000, 1999 and 1998, respectively.

Any required cleanup of groundwater aquifers contaminated by MTBE would be driven by cleanup thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed lowering MTBE cleanup thresholds. While actual cleanup costs for specific sites are variable and depend on many factors, lowered thresholds for MTBE remediation would cause costs at some sites to increase.

Private litigants, purportedly on behalf of classes of private well owners in numerous states, filed class action lawsuits against major petroleum refiners and marketers who sold gasoline containing MTBE, alleging MTBE may have contam-inated groundwater. One such class action was filed in New York on behalf of New York well owners. (Berisha, et al v. Amerada Hess Corporation, et al, Case No. 00-CIV-1898-SAS, United States District Court, Southern District of New York.) Sunoco is one of sixteen petroleum refiner and marketer defendants in this lawsuit. Sunoco has filed a motion to dismiss the complaint. Early discov-ery has been allowed by the judge and is proceeding. The Judicial Panel on Multidistrict Litigation has consolidated this matter for pretrial purposes with another similar case in which Sunoco is not a defendant seeking the same remedies on behalf of class members in sixteen other states in the United States District Court for the Southern District of New York. Sunoco is not a defendant in any other MTBE class action case.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determina-tion of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the na-ture and extent of future environmental laws, inflation rates and the determi-nation of Sunoco's liability at multi-party sites, if any, in light of the num-ber, participation levels and financial viability of other parties.

Many other legal and administrative proceedings are pending against Sunoco. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. How-ever, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consoli-dated financial position of Sunoco at December 31, 2000.

15. Shareholders' Equity

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of Su-noco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 2000, there were 242,981 shares of common stock reserved for this potential conversion (Note 11).

On May 28, 1998, the Company redeemed all of its 12,033,760 then-outstanding shares of preference stock. Each share of preference stock was evidenced by two depositary shares. Under the terms of redemption, established when the shares of preference stock were issued, each preference share was redeemed in exchange for 1.899674 shares of Sunoco's common stock plus accrued and unpaid dividends of $.7516. As a result of the redemption, 22,859,633 shares of Sunoco common stock held in treasury were reissued. In connection with this redemption, a lawsuit was filed alleging that Sunoco incorrectly calculated the exchange ra-tio and should have issued an additional 1.36 million shares of Sunoco common stock. The Company settled the lawsuit in 1999 and recorded a $14 million charge ($9 million after tax) in connection with the settlement (Note 3).

During the 1998-2000 period, the Company repurchased 9,599,350 shares of its common stock and 46,780 of its depositary shares for $308 million. At December 31, 2000, the Company has a remaining authorization from its Board of Directors ("Board") to purchase up to $192 million of Company common stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2000, no such shares had been issued.

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

16. Management Incentive Plans

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan ("LTPEP"). The EIP pro-vides for the payment of annual cash incentive awards while the LTPEP provides for the award of stock options, common stock units and related rights to offi-cers and other key employees of Sunoco. The option awards under LTPEP have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. No awards may be granted under LTPEP after December 31, 2001, unless the Board extends this date to a date no later than December 31, 2006. Aggregate charges against income for Sunoco's principal management incentive plans (covering approximately 160 employees) for 2000, 1999 and 1998 were $15, $2 and $13 million, respectively.

The Company intends to seek approval of a successor plan to LTPEP at its Annual Meeting of Shareholders in May 2001. The plan will authorize the use of four million shares of common stock for awards and provide for grants through Decem-ber 31, 2006.

The following table summarizes information with respect to common stock option awards under Sunoco's management incentive plans as well as the Employee Option Plan under which options were granted to employees (other than executives) dur-ing 1993 and 1994:


                            Management Incentive Plans    Employee Option Plan
                          ------------------------------------------------------
                                               Weighted-
                                 Shares          Average      Shares       Option
                                  Under     Option Price       Under        Price
                                 Option        Per Share      Option    Per Share
---------------------------------------------------------------------------------
Outstanding, December
 31, 1997                     3,381,778           $30.87     711,438       $28.00
Granted                         822,640           $32.88          --
Exercised                      (413,413)*         $29.62    (131,719)      $28.00
Canceled                        (15,803)          $34.79      (9,600)      $28.00
---------------------------------------------------------------------------------
Outstanding, December
 31, 1998                     3,775,202           $31.43     570,119       $28.00
Granted                       1,024,580           $25.25          --
Exercised                       (81,575)          $29.31     (24,630)      $28.00
Canceled                       (133,140)          $40.15     (10,315)      $28.00
---------------------------------------------------------------------------------
Outstanding, December
 31, 1999                     4,585,067           $29.83     535,174       $28.00
Granted                         702,210           $28.22          --
Exercised                       (80,923)          $28.47      (5,025)      $28.00
Canceled                       (151,000)          $29.91     (21,130)      $28.00
---------------------------------------------------------------------------------
Outstanding, December
 31, 2000                     5,055,354           $29.63     509,019       $28.00
---------------------------------------------------------------------------------
Exercisable, December 31
---------------------------------------------------------------------------------
1998                          2,398,752           $28.98     570,119       $28.00
1999                          2,741,447           $30.63     535,174       $28.00
2000                          3,358,264           $31.22     509,019       $28.00
---------------------------------------------------------------------------------
Available for Grant,
 December 31
---------------------------------------------------------------------------------
1998                          2,419,660                      426,630
1999                          1,311,880                      436,945
2000                            468,652                           --
---------------------------------------------------------------------------------

* Includes 124,260 options canceled due to the exercise of related alternate appreciation rights which resulted in the issuance of 22,859 shares. Alter-nate appreciation rights permit the optionee to receive in cash or common stock an amount equal to the appreciation in value of Company common stock from the date of grant.

The following table provides additional information concerning all options out-standing at December 31, 2000:

                         Options Outstanding           Options Exercisable
                 ----------------------------------  ----------------------
                               Weighted-
                                 Average
                               Remaining   Weighted-               Weighted-
                      Shares Contractual     Average      Shares     Average
Range of               Under        Life    Exercise       Under    Exercise
Exercise Prices       Option     (Years)       Price      Option       Price
----------------------------------------------------------------------------
$23.25 - $26.44    1,436,174           8      $24.98     421,294      $24.30
$27.25 - $28.88    1,789,044           5      $27.78   1,193,834      $27.74
$30.19 - $32.88    1,805,575           6      $31.66   1,718,575      $31.70
$39.88               533,580           7      $39.88     533,580      $39.88
----------------------------------------------------------------------------
$23.25 - $39.88    5,564,373           6      $29.48   3,867,283      $30.80
----------------------------------------------------------------------------

Common stock unit awards entitle the holder to receive Company common stock upon completion of a restriction period or upon attainment of predetermined performance targets. The amount of performance-based awards to be paid is de-pendent upon the Company's performance level as compared with a peer group of companies. The following table summarizes information with respect to common stock unit awards under Sunoco's management incentive plans:

                     2000      1999      1998
----------------------------------------------
Outstanding at
 beginning of
 year             364,213   305,986   219,829
Granted           174,585    97,810    96,870
Performance
 factor
 adjustment*       22,240        --        --
Matured          (117,889)  (38,583)   (8,933)
Canceled           (6,857)   (1,000)   (1,780)
----------------------------------------------
Outstanding at
 end of year      436,292   364,213   305,986
----------------------------------------------

* Certain performance-based awards were paid out during 2000 at 130 percent of the targeted payout amount for the 1997-99 performance period. The adjustment is required since the original grant of these awards was at 100 percent of the targeted amount.

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

(Millions of
Dollars, Except
Per Share
Amounts)                   2000     1999     1998
-------------------------------------------------
Net income:
 As reported               $422      $97     $280
 Pro forma                 $419      $91     $278
Net income per share:
 As reported              $4.82    $1.07    $2.95
 Pro forma                $4.79    $1.00    $2.93
-------------------------------------------------

The pro forma amounts above reflect the estimated fair values of $6.95, $6.12 and $7.52 per option granted during 2000, 1999 and 1998, respectively. These values are calculated using the Black-Scholes option pricing model based on the following weighted-average assumptions:

                      2000     1999     1998
--------------------------------------------
Expected life
 (years)                 6        6        6
Risk-free
 interest rate        5.4%     6.5%     4.8%
Dividend yield        3.6%     4.0%     3.0%
Expected
 volatility          28.1%    27.0%    24.5%
--------------------------------------------

17. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valua-tion methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 2000 and 1999, the estimated fair values of Sunoco's long-term debt were $982 and $898 million, respectively, compared to carrying amounts of $933 and $878 million, respectively. Long-term debt which is publicly traded was valued based on quoted market prices while the fair value of other debt issues was es-timated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

The Company guarantees the debt of affiliated companies and others (Note 14). Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sunoco uses a variety of derivative instruments for hedging purposes. Sunoco is at risk for possible changes in the market value for these derivative instru-ments. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged transactions. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management be-lieves this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions with high credit ratings. Market and credit risks associated with all of Sunoco's derivative contracts are reviewed regularly by management.

Sunoco uses futures and forward contracts from time to time to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales to fixed or floating prices. In addition, price collars, swaps and option con-tracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other option contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Sunoco considers to be acceptable wholesale margins for various refined products.

At December 31, 2000, the Company had a net deferred loss of $4 million on open swap positions, which represented their fair value determined using various in-dices and dealer quotes. These contracts vary in duration but do not extend be-yond 2001. The Company also had a net deferred gain of $4 million on closed op-tions and futures contracts, which relate to hedged transactions occurring in 2001.

18. Polypropylene Joint Venture and Phenol Facility Acquisition

Effective June 15, 2000, Sunoco entered into a joint venture (named Epsilon Products Company, LLC) which combined the Company's polymer-grade propylene op-eration at its Marcus Hook, PA, refinery with its partner's adjacent polypropy-lene business. Sunoco did not recognize any gain or loss on this transaction. The following is a summary of the effects of the transaction on Sunoco's con-solidated financial position as of the transaction date:

(Millions of Dollars)
--------------------------------------------------
Increase (decrease) in:
 Properties, plants and equipment,
  net                                        $(49)
 Investments and long-term
  receivables                                  64
--------------------------------------------------
Cash advances to the joint venture           $ 15
--------------------------------------------------

On June 30, 1998, Sunoco acquired the Philadelphia phenol facility of AlliedSignal Inc., now Honeywell International Inc. ("Honeywell") for $157 million. Of this amount, $48 million was paid on the acquisition date, $41 million was paid in the second half of 1998 and the remaining $68 million was paid in 1999. In connection with this acquisition, Sunoco has entered into a long-term contract to supply Honeywell with approximately 740 million pounds of phenol annually at a price based on the market value of cumene feedstock plus an amount approximating other phenol production costs.

The acquisition from Honeywell has been accounted for as a purchase. The re-sults of operations of the phenol facility have been included in the consoli-dated statements of income since the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of this transaction on Sunoco's consolidated financial position as of the acquisition date:

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
-----------------------------------------------

The unaudited pro forma net income and net income per share of common stock on a diluted basis of Sunoco for the year ended December 31, 1998, as if the acquisition of the phenol facility had occurred on January 1, 1998, were $294 million and $3.09 per share, respectively. The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the period presented and is not intended to be a projection of future results.

19. Business Segment Information

Sunoco is principally a petroleum refiner and marketer and chemicals manufac-turer with interests in cokemaking. Sunoco's operations are organized into seven business segments.

The Northeast Refining segment manufactures petroleum products and petrochemi-cal feedstocks at Sunoco's Marcus Hook and Philadelphia refineries and sells these products to other Sunoco businesses and to wholesale and industrial cus-tomers. The Northeast Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in the Mid-Atlantic and New England states. The Chemicals segment manufactures base commodity and intermediate pet-rochemicals primarily at Sunoco's Marcus Hook and Philadelphia refineries and at its Philadelphia phenol facility, its Mont Belvieu, TX, joint venture MTBE facility and, effective in June 2000, its Marcus Hook joint venture polypropy-lene facility. This segment also distributes and markets these products. The Lubricants segment consists of the manufacture of fuels and lubricant products at Sunoco's Tulsa refinery which are sold into process oil, wholesale base oil and wax markets ("Western Lubricants") as well as the manufacture and wholesale marketing of base oils and related fuels produced at the Puerto Rico refinery and the blending, packaging and branded marketing of specialty oils ("Value Added and Eastern Lubricants"). The Value Added and Eastern Lubricants opera-tions are subject to a plan of disposition (Note 3). The MidAmerica Marketing & Refining segment sells gasoline and middle distillates at retail and operates conve-nience stores in the Midwest. It also manufactures and markets fuels and petro-chemicals produced at Sunoco's Toledo refinery. The Logistics segment operates crude oil and refined product pipelines and engages in domestic lease crude oil acquisition and related trucking operations, crude oil and product terminalling and petroleum transport operations. Logistics operations are conducted primar-ily in the Northeast, Midwest and South Central regions of the United States. The Coke segment makes high-quality coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and Jewell facility in Vansant, VA, and produces metallurgi-cal coal from mines in Virginia primarily for use at the Jewell cokemaking fa-cility. Substantially all of the coke sales are made under long-term contracts with two steel companies.

Segment Information

                                                                       MidAmerica
                          Northeast  Northeast                          Marketing
(Millions of Dollars)      Refining  Marketing  Chemicals  Lubricants* & Refining  Logistics  Coke  Consolidated
-------------------------------------------------------------------------------------------------------------------
2000
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers      $4,572     $4,512       $730      $1,567      $2,403       $ 56  $222       $14,062
-------------------------------------------------------------------------------------------------------------------
 Intersegment                $2,827     $   --       $ --      $   17      $   --       $127  $ --       $    --
-------------------------------------------------------------------------------------------------------------------
Operating profit (loss)      $  414     $   89       $ 57      $  (35)     $  109       $ 58  $ 91       $   783
Equity income                    --         --         11          --           1         10    --            22
Income tax (expense)
 benefit                       (154)       (33)       (25)         13         (39)       (22)  (30)         (290)
-------------------------------------------------------------------------------------------------------------------
Profit contribution
 (loss)                      $  260     $   56       $ 43      $  (22)     $   71       $ 46  $ 61           515
-------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                      (14)**
Corporate expenses
 (after taxes)                                                                                               (23)
Net financing expenses
 and other (after taxes)                                                                                     (56)
                                                                                                         -------
Net income                                                                                               $   422
                                                                                                         -------
Depreciation, depletion
 and amortization            $   86     $   82       $ 30      $   26      $   46       $ 16  $ 12       $   298
-------------------------------------------------------------------------------------------------------------------
Capital expenditures         $  151     $  120       $ 43      $   21      $   82       $ 43  $  5       $   465
-------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                   $   --     $   --       $119      $    8      $    1       $ 19  $ --       $   147
-------------------------------------------------------------------------------------------------------------------
Identifiable assets          $1,495     $  963       $709      $  422      $  707       $533  $317       $ 5,426***
-------------------------------------------------------------------------------------------------------------------

  * Includes Value Added and Eastern Lubricants operations which are subject to a plan of disposition (Note 3).
 ** Consists of a $117 million after-tax gain on income tax settlement, a $5 million after-tax gain on settlement of insurance litigation, a $147 mil-lion after-tax provision for write-down of assets and other matters and $11 million of after-tax income from discontinued international oil and gas production operations (Notes 2, 3 and 5).
*** After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $94 million consolidated deferred income tax asset and $251 million attributable to corporate activities.

Segment Information

                                                                        MidAmerica
                          Northeast  Northeast                           Marketing
(Millions of Dollars)      Refining  Marketing  Chemicals  Lubricants*  & Refining  Logistics    Coke  Consolidated
---------------------------------------------------------------------------------------------------------------------
1999
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers      $3,039     $3,297       $530       $1,085      $1,672       $ 54    $212        $9,889
---------------------------------------------------------------------------------------------------------------------
 Intersegment                $1,700     $   --       $ --       $   35      $   --       $117    $ --        $   --
---------------------------------------------------------------------------------------------------------------------
Operating profit (loss)      $  (43)    $   84       $ 49       $  (53)     $   (9)      $ 65    $ 93        $  186
Equity income                    --         --          8            1           1         11      --            21
Income tax (expense)
 benefit                         14        (30)       (20)          18           3        (25)    (33)          (73)
---------------------------------------------------------------------------------------------------------------------
Profit contribution
 (loss)                      $  (29)    $   54       $ 37       $  (34)     $   (5)      $ 51    $ 60           134
-----------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                          46**
Corporate expenses
 (after taxes)                                                                                                  (23)
Net financing expenses
 and other (after taxes)                                                                                        (60)
                                                                                                             ------
Net income                                                                                                   $   97
                                                                                                             ------
Depreciation, depletion
 and amortization            $   77     $   73       $ 30       $   32      $   37       $ 14    $ 13        $  276
---------------------------------------------------------------------------------------------------------------------
Capital expenditures         $   85     $   99       $ 54       $   28      $   57       $ 41*** $ 10        $  374
---------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                   $   --     $   --       $ 55       $    9      $   12       $ 19    $ --        $   95
---------------------------------------------------------------------------------------------------------------------
Identifiable assets          $1,427     $  875       $676       $  595      $  653       $497    $325        $5,196+
---------------------------------------------------------------------------------------------------------------------

  * Includes Value Added and Eastern Lubricants operations which are subject to a plan of disposition (Note 3).
 ** Consists of a $47 million after-tax gain on settlement of insurance litiga-tion and a $1 million after-tax provision for write-down of assets and other matters (Notes 2 and 3).
*** Excludes $36 million acquisition of the crude oil transportation and mar-
    keting operations of Pride Companies, L.P.
  + After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $133 million consolidated deferred income tax asset and $120 million attributable to corporate activities of which $36 million relates to a receivable from settlement of insurance litigation.

Segment Information

                                                                          MidAmerica
                          Northeast  Northeast                             Marketing
(Millions of Dollars)      Refining  Marketing  Chemicals    Lubricants*  & Refining  Logistics  Coke  Consolidated
---------------------------------------------------------------------------------------------------------------------
1998
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers      $2,483     $2,826       $412         $1,002      $1,409       $ 56  $225        $8,413
---------------------------------------------------------------------------------------------------------------------
 Intersegment                $1,300     $   --       $ --         $   55      $   --       $115  $ --        $   --
---------------------------------------------------------------------------------------------------------------------
Operating profit             $  101     $  107       $ 53         $   19      $   44       $ 62  $ 70        $  456
Equity income (loss)             --         --         10             (1)          5         12    --            26
Income tax expense              (36)       (38)       (23)            (6)        (17)       (22)  (13)         (155)
---------------------------------------------------------------------------------------------------------------------
Profit contribution          $   65     $   69       $ 40         $   12      $   32       $ 52  $ 57           327
-------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                          13**
Corporate expenses
 (after taxes)                                                                                                  (23)
Net financing expenses
 and other (after taxes)                                                                                        (37)
                                                                                                             ------
Net income                                                                                                   $  280
                                                                                                             ------
Depreciation, depletion
 and amortization            $   71     $   69       $ 22         $   28      $   37       $ 13  $ 17        $  257
---------------------------------------------------------------------------------------------------------------------
Capital expenditures         $  130     $   74       $ 53***      $   39      $   57       $ 39  $ 65        $  457
---------------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                   $   --     $   --       $ 47         $    9      $    3       $ 21  $ --        $   80
---------------------------------------------------------------------------------------------------------------------
Identifiable assets          $1,375     $  817       $627         $  561      $  524       $441  $345        $4,849+
---------------------------------------------------------------------------------------------------------------------

  * Includes Value Added and Eastern Lubricants operations which are subject to a plan of disposition (Note 3).
 ** Consists of a $38 million after-tax gain on settlement of insurance litiga-tion, a $13 million tax benefit from change in tax election and a $38 mil-lion after-tax provision for write-down of assets and other matters (Notes 2, 3 and 4).
*** Excludes $157 million acquisition of a phenol facility in Philadelphia
    (Note 18).
  + After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $122 million consolidated deferred income tax asset and $113 million attributable to corporate activities of which $64 million relates to a receivable from settlement of insurance litigation.

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

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of
Dollars)              2000     1999     1998
--------------------------------------------
Gasoline           $ 5,583   $3,733   $2,993
Middle
 distillates         3,510    2,091    1,623
Residual fuel          639      392      328
Petrochemicals         876      633      516
Lubricants             607      522      538
Other refined
 products              552      328      250
Other products
 and services          437      395      349
Resales of
 purchased crude
 oil                    --       --       32
Coke and coal          222      212      225
Consumer excise
 taxes               1,636    1,583    1,559
--------------------------------------------
                   $14,062   $9,889   $8,413
--------------------------------------------

20. Subsequent Event

Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemi-cal Corporation ("Aristech"), a wholly owned subsidiary of Mitsubishi Corpora-tion ("Mitsubishi"), for $695 million, including approximately $115 million for working capital. Contingent payments with a net present value of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed upon thresholds over the next six years. In connection with the transaction, Sunoco also entered into a margin hedge agree-ment with Mitsubishi whereby Mitsubishi has provided polypropylene margin pro-tection in 2001 of up to $6.5 million per quarter. Any earn out or margin hedge payments/receipts would be treated as adjustments to the purchase price. In ad-dition, Mitsubishi is responsible during a 25-year indemnification period for up to $100 million of potential environmental liabilities for the business arising out of or related to the period prior to closing.

Included in the purchase are Aristech's five chemical plants located at Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX and a research center in Pittsburgh, PA. These facilities produce polypropylene, phenol and related derivatives (including bisphenol-A) and plasticizers.

The acquisition will be accounted for as a purchase in the 2001 consolidated financial statements. The results of operations of Aristech will be included in the consolidated statement of income from the date of acquisition. The purchase price will be allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date.

-----------------------------------------------------------------

Report of Management

To the Shareholders of Sunoco, Inc.

 The accompanying consolidated financial statements of Sunoco, Inc. and its subsidiaries ("Sunoco") and the related information are the responsibility of management. The financial statements, which include amounts based on informed estimates and judgments, were prepared using accounting principles generally accepted in the United States and deemed appropriate in the circumstances. Man-agement believes that these financial statements present fairly, in all mate-rial respects, Sunoco's financial position, results of operations and cash flows. Other financial information presented in this Annual Report is consis-tent with that in the financial statements.

 To fulfill its responsibility for the financial statements, Sunoco maintains a system of internal control which in management's opinion provides reasonable assurance of achieving the objectives of internal control. These objectives in-clude safeguarding of assets from loss through unauthorized use or disposition and maintaining reliable records permitting the preparation of financial state-ments and accountability for assets. The system of internal control is subject to ongoing evaluation of its continuing effectiveness.

 Sunoco's independent auditors, Ernst & Young LLP, have expressed an opinion on the fairness of management's financial statements in their report presented on this page.

 The Audit Committee of the Board of Directors, which met nine times during 2000, is comprised of directors who meet the independence requirements of the New York Stock Exchange. It assists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal control, and it assesses the performance and recommends the appointment of the independent auditors. Both the independent auditors and Sunoco's internal auditors have un-restricted access to the Committee to discuss audit findings and other finan-cial matters.

/s/ John G. Drosdick
John G. Drosdick
Chairman, Chief Executive Officer & President


/s/ Thomas W. Hofmann
Thomas W. Hofmann
Vice President & Chief Financial Officer

Report of Independent Auditors

To the Shareholders and Board of Directors, Sunoco, Inc.

 We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibil-ity is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally ac-cepted in the United States.

                                                           /s/ Ernst & Young LLP
Philadelphia, Pennsylvania
February 8, 2001

--------------------------------------------------------------------------------

Supplemental Financial and Operating Information (Unaudited)

Refining and Marketing and Chemicals Data

Refinery
Utilization*           2000     1999     1998
---------------------------------------------
Refinery crude
 unit capacity at
 December 31          730.0    730.0    697.0
---------------------------------------------
Total input to
 crude units:
 Crude oil            672.1    673.2    669.0
 Other feedstocks       7.4     10.4     16.8
---------------------------------------------
                      679.5    683.6    685.8
---------------------------------------------
Refinery crude
 unit capacity
 utilized               93%      94%      98%
---------------------------------------------

* Thousands of barrels daily except percentages.

Refined Product
Sales*                2000     1999**     1998**
------------------------------------------------
Gasoline:
 Wholesale           145.0    169.1      164.6
 Retail              225.3    216.6      208.6
Middle
 distillates         253.6    258.8      241.3
Residual fuel         64.9     68.0       70.8
Petrochemicals        42.3     42.4       37.8
Lubricants***         25.0     26.1       24.5
Other                 54.6     52.8       51.3
------------------------------------------------
                     810.7    833.8      798.9
------------------------------------------------

  *Thousands of barrels daily to third parties.
 **Reclassified to conform to the 2000 presentation.
***Consists of base oils, specialty oils, process oils, waxes and extracts.

Refined Product
Margin Information*      2000     1999     1998
-----------------------------------------------
Average sales
 price                 $39.66   $25.30   $21.42
Average cost of
 products sold**        31.73    20.38    15.50
-----------------------------------------------
                       $ 7.93   $ 4.92   $ 5.92
-----------------------------------------------

 * Dollars per barrel.
** Consists of crude oil, other purchased feedstocks and refined products.

Inventories*          2000     1999     1998
--------------------------------------------
Crude oil             20.7     19.2     21.3
Refined products      19.2     18.9     21.8
--------------------------------------------

* Millions of barrels at December 31.

Retail Gasoline
Outlets                2000     1999     1998
---------------------------------------------
Direct outlets:
 Company owned or
  leased              1,287    1,309    1,323
 Dealer owned           550      532      519
---------------------------------------------
Total direct
 outlets              1,837    1,841    1,842
Distributor
 outlets              1,798    1,697    1,690
---------------------------------------------
                      3,635    3,538    3,532
---------------------------------------------

Throughput per
Direct Outlet*        2000     1999     1998
--------------------------------------------
Company owned or
 leased              109.8    108.5    102.7
Dealer owned          85.6     80.7     77.7
--------------------------------------------
Average-total
 direct outlets      102.6    100.5     95.8
--------------------------------------------

* Thousands of gallons of gasoline monthly.

Pipeline
Shipments*            2000     1999     1998
--------------------------------------------
Crude oil             54.0     49.4     53.8
Refined products      30.2     32.0     30.6
--------------------------------------------

* Billions of barrel miles. Includes Sunoco's proportionate share of shipments in pipelines in which it has an ownership interest.

Cokemaking Data*

                     2000     1999     1998
-------------------------------------------
Coke production     2,010    1,910    1,473
Coke sales          2,011    1,854    1,361
-------------------------------------------

* Thousands of tons. Reflects the start-up of the Indiana Harbor operation late in the first quarter of 1998.

--------------------------------------------------------------------------------

Quarterly Financial and Stock Market Information (Unaudited)
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                         2000                                         1999
                          -------------------------------------------  ----------------------------------------
                             First     Second      Third       Fourth     First     Second       Third   Fourth
                           Quarter    Quarter    Quarter      Quarter   Quarter    Quarter     Quarter  Quarter
----------------------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)              $3,150     $3,518     $3,702       $3,692    $1,882     $2,328      $2,628   $3,051
Gross profit*                 $232       $357       $308         $372      $142       $156        $166     $163
Income (loss) from
 continuing operations         $67       $215**     $(25)***     $154+      $19++      $26+++      $14      $38#
Net income (loss)              $78##     $215       $(25)        $154       $19        $26         $14      $38
Earnings per share of
 common stock:
 Basic:
  Income (loss) from
   continuing operations      $.75      $2.45      $(.29)       $1.81      $.21       $.29        $.15     $.42
  Net income (loss)           $.87      $2.45      $(.29)       $1.81      $.21       $.29        $.15     $.42
 Diluted:
  Income (loss) from
   continuing operations      $.75      $2.44      $(.29)###    $1.80      $.21       $.28        $.15     $.42
  Net income (loss)           $.87      $2.44      $(.29)###    $1.80      $.21       $.28        $.15     $.42
Cash dividends per share
 of common stock              $.25       $.25       $.25         $.25      $.25       $.25        $.25     $.25
Common stock price@--
 high                       $28.94     $33.25     $30.69       $34.56    $37.81     $39.44      $34.94   $28.25
--low                       $21.94     $25.13     $23.75       $26.00    $30.38     $29.00      $27.06   $22.88
--end of period             $27.38     $29.44     $26.94       $33.69    $36.06     $30.19      $27.38   $23.50
----------------------------------------------------------------------------------------------------------------

 * Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
**  Includes a $79 million after-tax gain on income tax settlement.
*** Includes a $5 million after-tax gain on settlement of insurance litigation and a $134 million after-tax provision for write-down of assets and other matters.
+ Includes a $38 million after-tax gain on income tax settlement and a $17 million after-tax provision for write-down of assets and other matters.
++ Includes a $7 million after-tax gain on divestment of the Company's steam coal mining operation and a $7 million after-tax gain on settlement of in-surance litigation.
+++ Includes a $16 million after-tax gain on settlement of insurance litiga-tion.
  # Includes a $23 million after-tax gain on settlement of insurance litiga-tion and an $11 million after-tax profit due to the reduction in certain inventory quantities valued at LIFO.
 ## Includes an $11 million after-tax favorable adjustment to the gain on di-vestment of the Company's international oil and gas production business which was sold in 1996.
### Since the assumed issuance of common stock related to stock incentive awards would have resulted in a reduction in the loss per share, the di-luted per share amounts are equal to the basic per share amounts.
  @ The Company's common stock is principally traded on the New York Stock Ex-change, Inc. under the symbol "SUN." The Company had approximately 29,000 holders of record of common stock as of January 31, 2001.

47