Form 10-K, Exhibit 13
period 2001-12-31
SUNOCO INC
filed 2002-03-07
CIK 95304

--------------------------------------------------------------------------------

Selected Financial Data

(Millions of Dollars
Except Per Share Amounts)         2001        2000           1999        1998        1997
-------------------------------------------------------------------------------------------
 Statement of Income Data:
 Sales and other
  operating revenue
  (including consumer
  excise taxes)*               $14,063     $14,514        $10,045      $8,482     $10,516
 Income from continuing
  operations**                    $398        $411            $97        $280        $263
 Income from discontinued
  operations                       $--         $11***         $--         $--         $--
 Net income                       $398        $422            $97        $280        $263
-------------------------------------------------------------------------------------------
 Per Share Data:
 Income from continuing
  operations:
  Basic                          $4.92       $4.72          $1.07       $3.09       $3.03
  Diluted                        $4.85       $4.70          $1.07       $2.95       $2.70
 Net income:
  Basic                          $4.92       $4.85          $1.07       $3.09       $3.03
  Diluted                        $4.85       $4.82          $1.07       $2.95       $2.70
 Cash dividends on
  preference stock+                $--         $--            $--     $1.6516       $3.60
 Cash dividends on common
  stock                          $1.00       $1.00          $1.00       $1.00       $1.00
-------------------------------------------------------------------------------------------
 Balance Sheet Data:
 Cash and cash
  equivalents                      $42        $239            $87         $38         $33
 Total assets                   $5,932      $5,426         $5,196      $4,849      $4,667
 Short-term borrowings
  and current portion of
  long-term debt                  $302          $2           $151        $189         $12
 Long-term debt                 $1,142        $933           $878        $823        $824
 Shareholders' equity           $1,642      $1,702         $1,506      $1,514      $1,462
 Shareholders' equity per
  share                         $21.74      $20.06         $16.76      $16.75      $15.40++
-------------------------------------------------------------------------------------------

  * Prior-year amounts have been reclassified to conform to the 2001 presenta-tion. (See Note 1 to the consolidated financial statements.)
 ** Includes after-tax provisions for write-down of assets and other matters totalling $12, $147, $1, $38 and $21 million in 2001, 2000, 1999, 1998 and
     1997, respectively, after-tax gains on settlement of insurance litigation totalling $5, $47 and $38 million in 2000, 1999 and 1998, respectively, gains on income tax settlements totalling $21 and $117 million in 2001 and 2000, respectively, and a $13 million tax benefit resulting from a change in tax election in 1998. (See Notes 2, 3 and 4 to the consolidated finan-cial statements.)
*** Consists of a favorable adjustment to the 1996 gain on divestment of dis-continued international oil and gas production operations.
  + On May 28, 1998, the Company redeemed all of its outstanding shares of preference stock. The cash dividends per share of preference stock for 1998 represent the dividends paid through the redemption date.
 ++ Assumes redemption of preference shares for common stock utilizing a ratio of two shares of common stock for each outstanding preference share. The actual redemption of the preference shares occurred on May 28, 1998.

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis is the Company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with Sunoco's consolidated financial statements and related notes. Those statements in Management's Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Forward-Looking Statements" on page 24 for a discussion of the factors that could cause actual results to differ materi-ally from those projected.

Outlook
Sunoco's profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had a dramatic impact on margins.

Throughout 2000 and the first half of 2001, refined product margins in Sunoco's principal refining centers in the Northeast and Midwest were extremely strong, benefiting from exceptionally low industry refined product inventory levels and very strong product demand. However, product margins declined significantly in the second half of 2001 in response to rising industry inventory levels and a weakening economy, which deteriorated even further as a result of the terrorist attacks of September 11, 2001. Chemical margins for most products were weak during 2001 and product demand deteriorated as the economic slowdown had a par-ticularly adverse impact on the chemicals industry.

In 2002, the Company believes refined product margins will return to more nor-mal levels but will be lower than the above-average level achieved in 2001, as a result of higher-than-normal inventory levels for gasoline and particularly distillates as the year 2002 begins. The Company believes chemical margins and volumes will continue to be adversely impacted during the first half of 2002 as a result of current economic trends. However, an anticipated strengthening of the economy is expected to result in increasing demand and improving margins for chemicals during the second half of 2002.

The Company also expects 2002 operating results to be adversely impacted by higher insurance and pension costs, which are expected to increase by approxi-mately $10 and $15 million, respectively, after tax. The increase in insurance premiums is due to a tightening in insurance markets, which was exacerbated by the September 11 terrorist attacks, while the increase in pension expense re-flects the poor performance of equity markets over the past two years. The in-crease in these expenses is expected to be partially offset by lower fuel costs at the Company's refineries and chemical facilities.

Given the very competitive marketplace and the highly volatile and uncertain margin environment in which the Company operates, Sunoco is committed to im-proving its results by:

..Delivering health, environment and safety excellence;

..Increasing reliability and realizing other efficiencies at each of the Company's manufacturing facilities;

..Continuing to expand and improve retail marketing through ongoing programs;

..Prudently managing expenses and capital spending;

..Continuing to successfully implement strategic initiatives commenced in 2000 and 2001; and

..Continuing to diversify, upgrade and grow its asset portfolio through strate-gic acquisitions and investments that are synergistic and accretive to earn-ings.

Strategic Actions
The Company continually evaluates its portfolio of assets in order to achieve a mix that will enable Sunoco to enhance shareholder value and attain its goal of maintaining a return on capital employed in excess of its weighted-average cost of capital. Currently, Sunoco's investment strategy is focused on growth in its retail marketing, chemicals, logistics and cokemaking operations. Sunoco also will invest opportunistically in refining. Sunoco has undertaken the following initiatives as part of this strategy:

..Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemi-cal Corporation ("Aristech") whose five chemical plants in Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX have the capacity to pro-duce annually 1.5 billion pounds of polypropylene, over 1.8 billion pounds of phenol and related derivatives and 800 million pounds of plasticizers and re-lated feedstocks.

..In October 2001, Sunoco entered into an agreement with its Epsilon Products Company polypropylene joint venture under which Sunoco will assume responsibil-ity for general administration, sales and support functions on the joint ven-ture's behalf. Sunoco will market the joint venture's production under the Su-noco name in combination with production from its own two polypropylene plants.

..During 2001, Sunoco built 13 retail gasoline outlets in connection with its agreement with Wal-Mart Stores, Inc. to build and operate retail gasoline out-lets at selected existing and future Wal-Mart locations in nine eastern states. Sunoco expects to build approximately 50 of these facilities during 2002 and add up to 100 new sites per year in future years.

..During 2001, Sunoco completed the acquisition from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States with the larg-est concentration of outlets in Pennsylvania, New Jersey, Virginia, Tennessee and Florida.

..In December 2001, Sunoco completed the restructuring of its lubricants opera-tions with the sale of its Puerto Rico refinery. As part of this restructuring, Sunoco sold its lubricants marketing assets in March 2001 and closed its lubri-cants blend plants in Marcus Hook, PA, Tulsa, OK and Richmond, CA in July 2001.

..In February 2002, Sunoco's recently formed master limited partnership, Sunoco Logistics Partners L.P. (the "Partnership"), issued 5.75 million limited part-nership units in an initial public offering. The Partnership was formed to own and operate a substantial portion of the Company's logistics operations. Sunoco intends to pursue strategic and accretive acquisitions through the Partnership to complement its existing logistics asset base.

Sunoco also expects to continue its significant share repurchase program through the purchase of Company common stock in the open market or through pri-vately negotiated transactions from time to time depending on prevailing market conditions. During 2001, the Company repurchased 10.7 million shares, or 12.6 percent, of its common stock outstanding at the beginning of the year.

For additional information regarding these strategic actions, see Notes 3, 18 and 20 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)                          2001         2000*        1999*
------------------------------------------------------------------------------
Refining and Supply**                          $290        $ 317         $(78)
Retail Marketing                                 98           77           72
Chemicals                                         6           16           29
Logistics                                        42           46           51
Coke                                             61           61           60
Corporate expenses                              (24)         (23)         (23)
Net financing expenses and other                (82)         (56)         (60)
------------------------------------------------------------------------------
                                                391          438           51
------------------------------------------------------------------------------
Special items:
 Income tax settlements                          21          117           --
 Insurance litigation settlements                --            5           47
 Write-down of assets and other matters         (12)        (147)          (1)
 Value Added and Eastern Lubricants**            (2)          (2)          --
 Discontinued operations                         --           11           --
------------------------------------------------------------------------------
Consolidated net income                        $398        $ 422         $ 97
------------------------------------------------------------------------------

 * Reclassified to conform to the 2001 presentation (see Note 19 to the consol-idated financial statements).
** In connection with the Company's decision to dispose of its Puerto Rico re-finery, lubricants blending and packaging facilities and lubricants branded marketing assets (collectively, "Value Added and Eastern Lubricants"), com-mencing with the fourth quarter of 2000, those operations are reported as a special item prior to their disposition. Value Added and Eastern Lubricants losses of $29 million for the nine months ended September 30, 2000 and $16 million for the year 1999 are included in Refining and Supply.

Analysis of Earnings Profile of Sunoco Businesses
In 2001, Sunoco, Inc. and its subsidiaries earned $398 million, or $4.85 per share of common stock on a diluted basis compared to $422 million, or $4.82 per share in 2000 and $97 million, or $1.07 per share in 1999. Excluding the spe-cial items shown separately in the Earnings Profile of Sunoco Businesses, Su-noco earned $391 million in 2001 compared to $438 million in 2000 and $51 mil-lion in 1999.

The $47 million decrease in earnings before special items in 2001 was primarily due to lower margins in Sunoco's Northeast refining system, higher refinery fuel costs, higher volume-related marketing expenses, lower Chemicals income and higher net financing expenses primarily as a result of financing costs at-tributable to the Aristech acquisition. Partially offsetting these negative factors were higher refinery production and retail gasoline sales volumes and improved margins in Sunoco's MidContinent refining centers and in Retail Mar-keting operations.

In 2000, the $387 million increase in earnings before special items was primar-ily due to significantly higher wholesale fuels margins in each of Sunoco's re-fining centers. Also contributing to the improvement were higher margins for base oils, propylene and retail gasoline and higher gasoline sales volumes and non-gasoline income in Sunoco's retail marketing operations. Partially offset-ting these positive factors were higher fuel costs, depreciation and other ex-penses and lower margins for specialty oil lubricants.

Refining and Supply

The Refining and Supply business manufactures petroleum products at its Marcus Hook, Philadelphia, Toledo and Tulsa refineries and commodity petrochemicals at its Marcus Hook, Philadelphia and Toledo refineries and sells these products to other Sunoco businesses and to wholesale and industrial customers. This busi-ness also manufactures lubricant products at its Tulsa refinery which are sold into process oil, wholesale base oil and wax markets ("Western Lubricants") and prior to the fourth quarter of 2000 included Value Added and Eastern Lubricants operations.

                                                2001        2000        1999
-----------------------------------------------------------------------------
Income (loss)* (millions of dollars)            $290        $317        $(78)
Wholesale margin**+ (per barrel):
 Total Refining and Supply                     $6.04       $6.01       $2.82
 Northeast Refining System                     $5.20       $6.08       $2.72
 Toledo Refinery                               $8.13       $6.17       $3.07
 Tulsa Refinery                                $7.49       $4.87       $2.77
Wholesale sales** (thousands of barrels
 daily):
 To unaffiliated customers:
  Gasoline                                     137.5       145.0       169.1
  Middle distillates                           205.7       219.5       227.3
  Residual fuel                                 59.8        55.6        56.2
  Petrochemicals                                13.5        13.4        14.0
  Lubricants                                     9.3         8.5         7.7
  Other                                         52.8        52.0        51.6
-----------------------------------------------------------------------------
                                               478.6       494.0       525.9
 To affiliates (primarily gasoline)            287.6       263.7       252.5
-----------------------------------------------------------------------------
                                               766.2       757.7       778.4
-----------------------------------------------------------------------------
Crude unit capacity (thousands of
 barrels daily) at December 31                 730.0       730.0       730.0
Crude unit capacity utilized                     94%         92%         93%
Conversion capacity*** (thousands of
 barrels daily) at
 December 31                                   306.7       306.7       306.7
Conversion capacity utilized                     90%         88%         93%
-----------------------------------------------------------------------------

  * Includes losses of $29 million for the nine months ended September 30, 2000 and $16 million for the year 1999 attributable to Value Added and Eastern Lubricants operations.
 ** Excludes amounts attributable to Value Added and Eastern Lubricants opera-
    tions.
*** Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products.
  + Wholesale sales price less cost of crude oil, other feedstocks, product purchases and related terminalling and transportation.

Refining and Supply operating results decreased $27 million in 2001 largely due to lower realized margins for wholesale fuels in the Northeast and petrochemi-cals produced across the refinery system and higher refinery fuel costs. Par-tially offsetting these negative factors were higher margins for wholesale fu-els in the MidContinent and base oils produced at the Tulsa refinery, a 7.7 million barrel, or 3 percent, increase in production to record levels and the absence of a $29 million operating loss from Sunoco's Value Added and Eastern Lubricants operations for the first nine months of 2000.

Refining and Supply operating results increased $395 million in 2000 due to significantly higher realized margins, which increased $3.19 per barrel versus 1999. Despite much higher crude oil and transportation costs, margins for most wholesale fuel products, particularly distillates and gasoline, were up sharply from 1999 levels. In addition, base oil lubricant margins improved while mar-gins for specialty oil lubricant products declined. Higher expenses, largely related to increased natural gas fuel costs, partially offset the overall mar-gin improvement. Production levels were 3.7 million barrels, or 1 percent, lower in 2000 due to a substantial amount of scheduled and unscheduled refinery downtime during the year, which included turnarounds of the Marcus Hook and To-ledo refineries' catalytic crackers and associated processing units as well as a crude unit at the Philadelphia refinery. Production levels in 1999 were ad-versely impacted by a voluntary cutback in production of low-value products in response to the low margin environment in 1999, a shutdown of a crude unit at the Philadelphia refinery due to flooding caused by Hurricane Floyd and both planned and unplanned maintenance activities at the Toledo refinery.

During 2000, Sunoco announced its intention to sell its Value Added and Eastern Lubricants operations and recorded a $123 million after-tax charge to write down the assets held for sale to their estimated values. In connection there-with, Sunoco sold its lubricants marketing assets in March 2001, closed its lu-bricants blend plants in Marcus Hook,

PA, Tulsa, OK and Richmond, CA in July 2001 and sold the Puerto Rico refinery in December 2001, which concluded the lubricants restructuring plan. As part of the restructuring, in 2001, Sunoco recorded a $10 million after-tax accrual for required exit costs, an $11 million after-tax accrual for employee terminations and an $11 million after-tax gain on the sale of the Puerto Rico refinery. These amounts, as well as the $123 million after-tax asset write-down, are re-ported as part of the Write-Down of Assets and Other Matters shown separately in the Earnings Profile of Sunoco Businesses (see Note 3 to the consolidated financial statements). During 2000, Sunoco also reversed into income the re-maining $4 million after-tax loss accrual established in 1996 related to an MTBE purchase commitment. This amount is also reported as part of the Write-Down of Assets and Other Matters.

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 21 states on the East Coast and in the Mid-west region of the United States.

                                            2001        2000        1999
------------------------------------------------------------------------
Income (millions of dollars)                 $98         $77         $72
Retail margin* (per barrel):
 Gasoline                                  $4.27       $3.87       $3.67
 Middle distillates                        $4.72       $4.97       $4.10
Sales (thousands of barrels daily):
 Gasoline                                  244.1       225.3       216.6
 Middle distillates                         35.0        31.7        28.9
------------------------------------------------------------------------
                                           279.1       257.0       245.5
------------------------------------------------------------------------
Retail gasoline outlets                    4,151       3,635       3,538
------------------------------------------------------------------------

* Retail sales price less wholesale price and related terminalling and trans-portation costs. The retail sales price is the weighted average price re-ceived through the various branded marketing distribution channels.

Retail Marketing operating results increased $21 million in 2001 primarily due to higher retail gasoline margins, which were up 1 cent per gallon versus 2000, and higher retail gasoline sales volumes, which increased 8 percent versus 2000 largely due to acquisitions of retail outlets from The Coastal Corporation. Higher non-gasoline income and increased earnings from retail heating oil oper-ations also contributed to the improvement in operating results. Partially off-setting these positive factors was an increase in marketing and administrative expenses largely from the recently acquired Coastal outlets as well as from in-creases in retail gasoline sales volumes and non-gasoline income at other com-pany-operated locations.

During 2001, Sunoco acquired 473 retail gasoline outlets and related working capital from The Coastal Corporation for $59 million. These outlets, which in-clude approximately 150 convenience-store locations, are located in the north-eastern and southeastern sections of the United States.

Retail Marketing operating results increased $5 million in 2000 primarily due to higher retail gasoline margins, which increased less than 1 cent per gallon versus 1999, and a 4 percent increase in retail gasoline sales volumes. Higher distillate volumes and margins and higher average convenience store sales also contributed to the increase. Partially offsetting these positive factors was a planned increase in marketing and administrative expenses.

Chemicals

The Chemicals business manufactures commodity and intermediate petrochemicals primarily at its Philadelphia cumene and phenol facilities, at its Mont Belvieu, TX joint venture MTBE facility ("BEF"), at its Marcus Hook Epsilon Products Company, LLC joint venture polypropylene facility ("Epsilon") and at the chemical plants acquired from

Aristech located in Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX.

                                               2001        2000        1999
---------------------------------------------------------------------------
Income (millions of dollars)                     $6         $16         $29
Margin* (cents per pound):
 All products                                  6.5c        4.3c        5.2c
 Phenol and related products**                 8.0c        4.5c        6.7c
 Polypropylene***                              8.9c         --c         --c
Sales (millions of pounds):
 Phenol and related products (including
  bisphenol-A)                                2,605       1,771       1,744
 Polypropylene***                             1,384          --          --
 Plasticizers                                   532          --          --
 Propylene                                      715         761         747
 Other                                          175         297         289
---------------------------------------------------------------------------
                                              5,411       2,829       2,780
---------------------------------------------------------------------------

  * Wholesale sales price less the cost of feedstocks and product purchases. The margin for all chemical products has also been reduced by related terminalling and transportation costs.
 ** Consists of margin for phenol and byproducts divided by phenol sales vol-umes. Excludes margins and sales volumes attributable to a long-term, cost-based contract with Honeywell International, Inc.
*** Excludes Epsilon Products Company, LLC polypropylene joint venture.

Chemicals operating results decreased $10 million in 2001 primarily due to a $15 million loss from Aristech's operations. Contributing to the decline were reduced product demand which adversely impacted production volumes and lower equity income from Sunoco's joint venture chemical operations. Pretax equity income (loss) from the BEF and Epsilon joint ventures amounted to $5 and $(11) million, respectively, in 2001 compared to $12 and $(1) million, respectively, in 2000. Partially offsetting these negative factors were higher margins for phenol and related products.

Chemicals income decreased $13 million in 2000 primarily due to lower margins for phenol and related products, partially offset by increased income from the Company's MTBE joint venture and higher production of phenol and cumene.

Effective January 1, 2001, Sunoco completed the acquisition of Aristech, a wholly owned subsidiary of Mitsubishi Corporation ("Mitsubishi"), for $506 mil-lion in cash and the assumption of $163 million in debt. The purchase price in-cluded $107 million for working capital. Contingent payments with a net present value as of the acquisition date of up to $167 million (the "earn out") may also be made if realized margins for polypropylene and phenol exceed certain agreed upon thresholds through 2006. In connection with the transaction, Sunoco also entered into a margin hedge agreement with Mitsubishi whereby Mitsubishi has provided polypropylene margin protection in 2001 of up to $6.5 million per quarter. Any earn out or margin hedge payments/receipts would be treated as ad-justments to the purchase price. In connection with the margin hedge agreement, Sunoco received $19.5 million from Mitsubishi in 2001 related to Aristech's op-erations for the first nine months and will receive an additional $6.5 million in the first quarter of 2002 related to the fourth quarter's operations. These payments are being reflected as reductions in the purchase price when received. In addition, Mitsubishi is responsible during a 25-year indemnification period for up to $100 million of potential environmental liabilities for the business arising out of or related to the period prior to closing.

Effective June 15, 2000, Sunoco entered into the Epsilon joint venture which combined its polymer-grade propylene operations at the Marcus Hook refinery with the adjacent polypropylene business owned by Epsilon Products Company. In October 2001, Sunoco entered into an agreement with Epsilon under which Sunoco assumed responsibility for general administration, sales and support functions on the joint venture's behalf. Under this agreement, the joint venture's pro-duction is marketed under the Sunoco name in combination with production from Sunoco's own polypropylene plants. This new operating structure is expected to improve the joint venture's commercial position by lowering operating and ad-ministrative costs and realizing synergies in the marketing functions.

Sunoco supplies substantially all of the refinery-grade propylene and other feedstocks used by Epsilon in its production of polypropylene under a long-term supply contract with prices based on market conditions at time of delivery. Sunoco's sales to Epsilon totaled $93 million during 2001. This supply arrange-ment is beneficial to Sunoco since it enables Chemicals to make these sales to an adjacent customer rather than seeking an alternative outlet for this produc-tion in the propylene market on the Gulf Coast of the United States. The joint venture currently has a $120 million term loan and $34 million outstanding un-der a $40 million revolving credit facility. Both of these borrowings are guar-anteed by Sunoco. If polypropylene market conditions do not improve, Sunoco and its partner could be required to make capital contributions to the joint ven-ture to fund any future cash deficiency in excess of the amount available under the revolving credit facility. At December 31, 2001, Sunoco's investment in Ep-silon consisted of a $34 million equity interest and an $18 million subordi-nated note which bears interest at 12 percent.

Logistics

The Logistics business operates refined product and crude oil pipelines and en-gages in crude oil terminalling operations and crude oil acquisition and mar-keting activities primarily in the Northeast, Midwest and South Central regions of the United States.

                                                  2001        2000        1999
------------------------------------------------------------------------------
Income (millions of dollars)                       $42         $46         $51
Pipeline throughput (thousands of barrels
 daily):
 Unaffiliated customers                            615         748         721
 Affiliated customers                            1,076       1,052         981
------------------------------------------------------------------------------
                                                 1,691       1,800       1,702
------------------------------------------------------------------------------

Logistics income decreased $4 million in 2001 primarily due to lower volumes associated with crude oil pipeline operations, lower storage revenue at the Company's Nederland marine crude oil terminal, higher depreciation expense and the adverse impact of higher ad valorem taxes. Partially offsetting these nega-tive factors were higher revenues on the Eastern refined product pipeline sys-tem. In 2000, Logistics income decreased $5 million primarily due to higher op-erating and administrative expenses and lower results from joint venture pipe-line operations.

Coke

The Coke business makes high-quality, blast furnace coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and Jewell facility in Vansant, VA, and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility.

                                       2001        2000        1999
-------------------------------------------------------------------
Income (millions of dollars)            $61         $61         $60
Coke sales (thousands of tons)        2,002       2,011       1,854
-------------------------------------------------------------------

Coke income was essentially unchanged in 2001 as an increase in tax benefits recognized was offset by lower coke margins at Jewell. In 2000, Coke income in-creased $1 million primarily due to higher overall coke margins and volumes and an increase in tax benefits recognized, partially offset by the absence of a $7 million after-tax gain associated with the divestment in February 1999 of Sham-rock Coal Company ("Shamrock"), Coke's steam coal mining operation located in Kentucky. With the Shamrock divestment, Coke ceased steam coal mining activi-ties.

The Coke business has third-party investors in its Jewell and Indiana Harbor cokemaking operations who are currently entitled to 98 and 95 percent, respec-tively, of the cash flows and tax benefits from the respective cokemaking oper-ations until certain cumulative return targets have been met. After these pref-erential return periods, which are expected to end in 2007 for Jewell and 2002 for Indiana Harbor, the investor in the Jewell operation will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investor in the Indiana Harbor operation will be entitled to a variable minority interest in the cash flows and tax benefits from Indiana Harbor ranging from 5 to 23 percent.

The Jewell and Indiana Harbor cokemaking operations each generate significant nonconventional fuel credit and other tax benefits that can be used to reduce federal income taxes. The Coke business' after-tax income attributable to these items was $48, $47 and $42 million in 2001, 2000 and 1999, respectively. Virtu-ally all of this income is recognized when the nonconventional fuel credit and other tax benefits are allocated to the third-party investors. The after-tax expense attributable to the investors' preferential returns, which is included in Net Financing Expenses and Other in the Earnings Profile of Sunoco Business-es, totalled $21, $14 and $12 million in 2001, 2000 and 1999, respectively.

Under the current tax law, credits attributable to a portion of the coke oven production at Jewell expire at the end of 2002. The expiration of these credits is expected to result in a decline in Coke income of $6 million after tax be-ginning in 2003. The remainder of the coke production at Jewell and all of the production at Indiana Harbor are eligible to generate credits through 2007.

Substantially all coke sales are made under long-term contracts with National Steel Corporation ("National") and Ispat Inland Inc. ("Ispat"), both of which have credit ratings below investment-grade. Competition from foreign steelmakers and an economic slowdown have had a particularly adverse impact on the U.S. steel industry. As a result, a number of other steel companies have recently filed for bankruptcy protection. In response to these events, the U.S. International Trade Commission recently issued a report indicating that the U.S. steel industry has been harmed by foreign steel imports. Therefore, the U.S. government is providing economic relief for the industry, including tar-iffs and limitations on foreign imports.

In late February 2002, National failed to make a required payment to the Coke business for its January shipments and further shipments to National were sus-pended. National subsequently filed for Chapter 11 bankruptcy protection in early March 2002. Amounts due from National, which relate to sales during 2002, total $6 million. If National does not fulfill its contractual commitments to the Coke business, the selling price of coke is expected to be significantly lower than National's current contract price. The Coke business has committed that, until the third-party preferential return period ends, it will use best efforts to operate the Jewell plant at capacity and sell the Jewell production to third parties. Management believes that there is sufficient demand to sell this production for the remainder of 2002 and that lower selling prices could adversely impact the Coke business' 2002 income by approximately $5-$10 mil-lion. In addition, the preferential return period of the third-party investor at Jewell could be extended beyond 2007.

Ispat has given no indication that it will not perform under its contract. How-ever, in the event of its nonperformance, the Coke business' results of opera-tions and cash flows may be adversely affected and the period during which the third-party investor at Indiana Harbor is entitled to preferential returns could be extended. (See Note 13 to the consolidated financial statements.)

Net Financing Expenses and Other--Net financing expenses and other increased $26 million in 2001 largely due to financing costs attributable to the Aristech acquisition and lower capitalized interest. In 2000, net financing expenses and other decreased $4 million largely attributable to higher capitalized interest and higher interest income.

Income Tax Settlements--During 2001 and 2000, Sunoco settled certain federal income issues which increased net income by $21 and $117 million, respectively. (See Note 2 to the consolidated financial statements.)

Insurance Litigation Settlements--In 2000 and 1999, Sunoco recognized $5 and $47 million, respectively, of after-tax gains in connection with settlements of several insurance claims. The claims related to certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, arising from ownership and operation of its businesses. (See Note 2 to the consolidated fi-nancial statements.)

Write-Down of Assets and Other Matters--During 2001, Sunoco recorded a $23 mil-lion after-tax charge for employee terminations and other required exit costs primarily related to the disposal of its Value Added and Eastern Lubricants op-erations, established an $11 million after-tax accrual for environmental remediation activities principally in Retail Marketing, recorded an $11 million after-tax gain on the sale of the Company's Puerto Rico refinery and reversed an $11 million after-tax accrual for warranty claims and other contingent lia-bilities established in connection with the disposal of the Company's real es-tate business.

During 2000, Sunoco recorded a $123 million after-tax charge to write down the lubricants assets held for sale in its Value Added and Eastern Lubricants oper-ations to their estimated values, established after-tax accruals totalling $19 million for employee terminations throughout the organization, reversed into income the remaining $4 million after-tax loss accrual related to a Refining and Supply MTBE purchase commitment and recorded an $11 million after-tax pro-vision to write-down the Chemicals Brandenburg, KY, ethylene oxide plant and recognize related shut-down costs.

During 1999, Sunoco recorded a $9 million after-tax charge for the settlement of litigation concerning the May 1998 redemption of the Company's depositary shares and recorded an $8 million after-tax favorable adjustment to a market valuation reserve established in 1998 for MTBE inventory of Refining and Sup-ply.

For a further discussion of the provisions for write-down of assets and other matters recorded during the 1999-2001 period, see Notes 3 and 14 to the consol-idated financial statements.

Discontinued Operations--During 2000, Sunoco recorded an $11 million after-tax favorable adjustment to the gain on divestment of Sunoco's international oil and gas production business which was sold in 1996. (See Note 5 to the consoli-dated financial statements.)

Analysis of Consolidated Statements of Income

Revenues--Total revenues were $14.14 billion in 2001, $14.75 billion in 2000 and $10.22 billion in 1999. The 4 percent decrease in 2001 was primarily due to lower refined product prices and sales volumes and the absence of the income tax settlement gain in 2000. The decline in sales volumes was largely attribut-able to lower sales from the Company's Value Added and Eastern Lubricant opera-tions, which were sold during 2001. Partially offsetting these decreases were higher chemical sales volumes as a result of the Aristech acquisition and higher consumer excise taxes. In 2000, the 44 percent increase was primarily due to significantly higher refined product prices.

Costs and Expenses--Total pretax costs and expenses were $13.56 billion in 2001, $14.16 billion in 2000 and $10.07 billion in 1999. The 4 percent decrease in 2001 was primarily due to lower crude oil and refined product acquisition costs and a decrease in the provision for write-down of assets and other mat-ters, partially offset by costs and expenses attributable to Aristech's opera-tions, higher refinery fuel costs and higher consumer excise taxes. In 2000, the 41 percent increase was primarily due to significantly higher crude oil and refined product acquisition costs, largely as a result of crude oil price in-creases, and to the increase in the provision for write-down of assets and other matters.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital--At December 31, 2001, Sunoco had cash and cash equiv-alents of $42 million compared to $239 million at December 31, 2000 and had a working capital deficit of $268 million compared to working capital of $37 mil-lion at December 31, 2000. Sunoco's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such in-ventories exceeds their carrying value at December 31, 2001 by $516 million. Inventories valued at LIFO, which consist of crude oil, and petroleum and chem-ical products, are readily marketable at their current replacement values. Man-agement believes that the current levels of cash and working capital are ade-quate to support Sunoco's ongoing operations.

Cash Flows and Financial Capacity--In 2001, Sunoco's net cash provided by oper-ating activities ("cash generation") was $779 million compared to $778 million in 2000 and $499 million in 1999. The $1 million increase in cash generation in 2001 was largely due to higher deferred income tax expense and the liquidation of working capital in connection with the disposal of the lubricants assets. Partially offsetting these positive factors were a decrease in income before special items, the absence in 2001 of cash proceeds received in 2000 in connec-tion with the settlement of several federal income tax issues and a decrease in proceeds received from insurance litigation settlements. An increase in inven-tories and lower net payables due to the decline in crude oil prices also ad-versely impacted cash generation in 2001. The $279 million increase in cash generation in 2000 was largely due to an increase in income before special items and the receipt of proceeds from the settlement of several federal income tax issues, partially offset by an increase in working capital uses pertaining to operating activities and a decrease in proceeds received from insurance lit-igation settlements.

Divestment activities have also been a source of cash. During the 1999-2001 pe-riod, proceeds from divestments totalled $157 million.

In 2000, Sunoco transferred an additional interest in its Jewell cokemaking op-eration to a third-party investor for $214 million in cash. Sunoco did not rec-ognize any gain or loss on this transaction. (See Note 13 to the consolidated financial statements.)

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

In June 2001, a wholly owned subsidiary of the Company entered into a five-year accounts receivable securitization facility under which the subsidiary may sell on a revolving basis up to a $200 million undivided interest in a designated pool of certain Sunoco accounts receivable. No receivables have been sold under this facility.

The Company has a $500 million revolving credit agreement ("Revolver") with commercial banks that provides access to short-term financing through September 2002. The Company is in the process of establishing a replacement facility. The Company can borrow directly from the participating banks under the Revolver or use it to support the issuance of commercial paper. (See Note 10 to the consol-idated financial statements.)

The Company has a shelf registration statement which provides the Company with financing flexibility to offer senior and subordinated debt, common and pre-ferred stock, warrants and trust preferred securities. On March 29, 2001, the Company issued $200 million of 6 3/4 percent 10-year bonds, leaving $1,300 million available under this shelf registration statement. The proceeds from this borrowing were used to repay outstanding debt. The amount and timing of any additional financings will depend upon market conditions and the Company's funding requirements.

The following table sets forth Sunoco's outstanding borrowings:

                                                December 31
                                         --------------------
(Millions of Dollars)                           2001     2000
-------------------------------------------------------------
Short-term borrowings--commercial paper       $  299     $ --
Current portion of long-term debt                  3        2
Long-term debt                                 1,142      933
-------------------------------------------------------------
Total borrowings                              $1,444     $935
-------------------------------------------------------------

Sunoco's ratio of debt (net of cash and cash equivalents) to total capital was
46.1 percent at December 31, 2001 compared to 29.0 percent at December 31, 2000. This increase was primarily due to the Aristech acquisition. Management believes there is sufficient borrowing capacity available to pursue strategic investment opportunities as they arise. No commitments have been made with re-spect to any investment opportunity which would require the use of a signifi-cant portion of Sunoco's unused financial capacity. In addition, the Company has the option of issuing additional common or preference stock as a means of increasing its equity base; however, there are no current plans to do so.

The following table sets forth the aggregate amount of long-term debt maturi-ties, future annual rentals applicable to noncancellable operating leases and the fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility:

                                   Payment Due Dates
                        ----------------------------------
(Millions of Dollars)          2002   2003-2005  Thereafter       Total
-----------------------------------------------------------------------
Long-term debt                 $  3        $109      $1,033      $1,145
Operating leases                 96         185         244         525
Unconditional purchase
 obligations                     10          25          79         114
-----------------------------------------------------------------------
                               $109        $319      $1,356      $1,784
-----------------------------------------------------------------------

Sunoco Logistics Partners L.P.--In February 2002, the Company contributed a substantial portion of its logistics business to Sunoco Logistics Partners L.P., its recently formed master limited partnership (the "Partnership"), in exchange for a 73.2 percent limited partner interest and a 2 percent general partner interest in the Partnership, and a $245 million special distribution, representing the estimated net proceeds from the Partnership's sale of ten-year senior notes. The Partnership concurrently issued 5.75 million limited partner-ship units, representing a 24.8 percent interest in the Partnership, in an ini-tial public offering at a price of $20.25 per unit.

The Partnership will distribute to its general and limited partners all cash on hand at the end of each quarter less the amount of cash the general partner de-termines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership's business; comply with applicable law, any of the Partnership's debt instruments or other agreements; pay fees and expenses (including payments to the general partner) or; provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters. The minimum quarterly distribution is 2 percent of all available cash to the general partner and $.45 per limited partnership unit, or a total of $42 million per year. Sunoco's 17.01 million limited partnership units consist of 5.63 million common units and 11.38 million subordinated units. Distributions on Sunoco's subordinated units are payable only after the minimum quarterly distribution for the common units held by the public and Su-noco, including any arrearages, have been made. The subordinated units convert to common units when certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year pe-riods have been met.

Proceeds from the offering, which totalled an estimated $102 million net of un-derwriting discounts and offering expenses, were used by the Partnership to es-tablish working capital amounts that were not contributed to the Partnership by Sunoco. Sunoco liquidated this retained working capital subsequent to the Part-nership's formation. The proceeds from the liquidation and from the special distribution were used by Sunoco for general corporate purposes, including the repayment of outstanding commercial paper. The accounts of the Partnership con-tinue to be included in Sunoco's consolidated financial statements. No gain or loss was recognized on this transaction.

Concurrent with the offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput us-age of certain Partnership assets. These commitments represent approximately 90 to 95 percent of Sunoco's usage of the various assets during 2001 and would generate approximately $115 million of revenue for the Partnership. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco's minimum obligation for the year had been met. Sunoco's obligations under these agreements may be reduced or suspended under certain circumstances. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and indemnifications by Sunoco for certain environmental, toxic tort and other liabilities.

Capital Expenditures and Acquisitions

The following table sets forth Sunoco's planned and actual capital expendi-tures:

(Millions of
Dollars)                2002 Plan        2001           2000         1999
--------------------------------------------------------------------------
Refining and Supply          $268        $122           $257*        $158*
Retail Marketing              166         114**          139          122
Chemicals                      32          30***          21           43
Logistics                      43          61             43           41+
Coke                            8           4              5           10
--------------------------------------------------------------------------
Consolidated capital
 expenditures                $517        $331           $465         $374
--------------------------------------------------------------------------

  * Includes $16 million in both 2000 and 1999 attributable to the Value Added and Eastern Lubricants operations.
 ** Excludes $59 million purchase from The Coastal Corporation of 473 retail gasoline outlets located in the eastern United States and related working capital.
*** Excludes $649 million acquisition of Aristech Chemical Corporation and re-lated working capital.
   + Excludes $36 million purchase of the crude oil transportation and market-ing operations of Pride Companies, L.P. and related working capital.

The 2002 capital expenditure plan includes $318 million for base infrastruc-ture, maintenance and regulatory spending, $91 million for turnarounds at the Company's refineries and $108 million for income improvement projects. The in-come improvement projects include expenditures to improve refinery technology and efficiency, and grow Sunoco's retail network.

The planned capital expenditures attributable to retail marketing income im-provement projects include an estimated $40 million of projected outlays in 2002 to build approximately 50 additional retail gasoline outlets in connection with an ongoing agreement with Wal-Mart Stores, Inc. The agreement enables Su-noco to build and operate outlets at selected existing and future Wal-Mart lo-cations in nine eastern states. In 2003 and beyond, Sunoco expects to add up to 100 new sites annually at Wal-Mart locations. In addition to gasoline, these sites offer customers a limited selection of convenience store merchandise.

In addition to the Aristech acquisition and the purchase of retail gasoline outlets from The Coastal Corporation, the 2001 capital expenditures included $233 million for base infrastructure and legally required spending, $54 million for turnarounds at the Company's refineries and $44 million for income improve-ment projects. The income improvement projects included expenditures to improve refinery efficiency, grow Sunoco's retail marketing network and expand certain logistics assets.

In 2000, capital expenditures included: $298 million for base infrastructure and legally required spending; $81 million for the turnaround of numerous units throughout the Company's refinery network; and $86 million for income improve-ment projects. The income improvement projects included outlays to upgrade or acquire additional Sunoco(R) retail marketing locations.

In 1999, in addition to the $36 million acquisition of the Pride crude oil transportation and marketing operations, major capital outlays included: $29 million to complete the turnaround and the first phase of an oxidizer unit re-placement project at the Philadelphia phenol facility; $68 million primarily to upgrade or acquire additional Sunoco(R) retail marketing locations in the Northeast; and $35 million related to the reimaging program at the Company's retail service station network.

Environmental Matters
Sunoco is subject to numerous federal, state and local laws and regulations which regulate the discharge of materials into the environment or that other-wise relate to the protection of the environment. As with the industry general-ly, compliance with existing and anticipated laws and regulations increases the overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sunoco to make significant expenditures of both a capital and expense nature. The following table summarizes Sunoco's ex-penditures for environmental projects and compliance activities:

(Millions of Dollars)                              2001        2000        1999
-------------------------------------------------------------------------------
Pollution abatement capital*                       $ 45        $ 52        $ 33
Remediation                                          41          40          35
Operations, maintenance and administration          158         156         155
-------------------------------------------------------------------------------
                                                   $244        $248        $223
-------------------------------------------------------------------------------

* Capital expenditures for pollution abatement are expected to approximate $55 and $115 million in 2002 and 2003, respectively.

In December 1999, the U.S. Environmental Protection Agency ("EPA") adopted a rule under the Clean Air Act which phases in limitations on the sulfur content of gasoline beginning in 2004 and, in January 2001, adopted another rule which will require limitations on the allowable sulfur content of diesel fuel begin-ning in 2006. The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the low-sulfur diesel. These rules are expected to have a significant impact on Sunoco and its operations primarily with respect to the capital and operating expenditures at the Philadelphia, Marcus Hook and Toledo refineries. Most of the capital spending is likely to occur in the 2002-2006 period, while the higher operating costs will be incurred when the low-sulfur fuels are pro-duced. The Company estimates that the total capital outlays to comply with the new gasoline and diesel requirements will be in the range of $300-$400 million. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the banking and trading credit systems, produc-tion mix, timing uncertainties created by permitting requirements and construc-tion schedules and any effect on prices created by changes in the level of gas-oline and diesel fuel production.

Since the late 1990s, the EPA has undertaken significant enforcement initiatives under authority of the Clean Air Act's New Source Review and Pre-vention of Significant Deterioration ("NSR/PSD") program. These enforcement initiatives have been targeted at industries that have large manufacturing fa-cilities and that are significant sources of emissions, such as the refining, paper and pulp, and electric power generating industries. The basic premise of the enforcement initiative is the EPA's assertion that many of these industrial establishments have modified or expanded their operations over time without complying with NSR/PSD regulations that require permits and new emission con-trols in connection with any significant facility modifications or expansions that can result in emissions increases above certain thresholds. As part of this on-going NSR/PSD enforcement initiative, the EPA has entered into consent agreements with sev-eral refiners that require the refiners to make significant capital expendi-tures to install emissions control equipment at selected facilities. The cost of the required emissions control equipment could be significant, depending on the size, age and configuration of the refinery. Sunoco received information requests in 2000 in connection with the NSR/PSD enforcement initiative pertain-ing to its four refineries and its phenol facility in Philadelphia, PA. Sunoco has completed its response to the requests and has provided additional clarifi-cation requested by the EPA, which is focusing solely on the refineries at this time. Sunoco has received notices of violation from the EPA relating to its Marcus Hook, Philadelphia and Toledo refineries. Sunoco is currently evaluating its position. Although Sunoco does not believe that it has violated any NSR/PSD requirements, as part of this initiative, Sunoco could be required to make sig-nificant capital expenditures, operate these refineries at reduced levels and pay significant penalties.

The EPA is also reportedly considering limiting the levels of benzene and other toxic substances in gasoline as well as banning MTBE. MTBE is the primary oxy-genate used by Sunoco and the industry to meet reformulated gasoline require-ments under the Clean Air Act. Congress is considering several pieces of legis-lation that would prohibit, phase-down or regulate the use of MTBE. The EPA is also seeking legislative and/or regulatory changes on the use of oxygenates. Several states, including some in Sunoco's marketing territory, have laws ban-ning the use of MTBE beginning in 2003 and 2004; however, litigation was initi-ated challenging the legislation in California and New York. An initial court decision on a case brought by a trade association has upheld New York's law banning MTBE. In addition, the EPA rejected California's request for a waiver of the federal oxygenate mandate. Numerous other states continue to explore op-tions concerning MTBE, including bans, restrictions on use or opting out of the EPA's reformulated fuels program. If MTBE is banned throughout the United States, the effect on Sunoco will depend on the specific regulations, the cost and availability of alternative oxygenates if the minimum oxygenate require-ments remain in effect, and the ability of Sunoco to recover its costs in the marketplace. A wholly owned subsidiary of the Company is a one-third partner in Belvieu Environmental Fuels ("BEF"), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX. At December 31, 2001, the Company had a $54 million investment in this operation. The joint venture is currently evaluating alternative uses for this facility in the event MTBE is banned.

During 2001, the EPA issued its final rule addressing emissions of toxic air pollutants from mobile sources (the Mobile Source Air Toxics ("MSAT") Rule). The rule is currently being challenged by certain environmental organizations and a number of states, and by a member of the petroleum industry. It requires refiners to produce gasoline which maintains their average 1998-2000 gasoline toxic emission performance level. If the rule survives the challenges and if MTBE is banned, it could result in additional expenditures or reductions in re-formulated gasoline production levels.

Cleanup of groundwater aquifers contaminated by MTBE will be driven by thresh-olds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. In connection with these new requirements, Sunoco increased its accruals for remediation at certain sites during 2001. While actual cleanup costs for specific sites are variable and depend on many factors, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

Private litigants, purportedly on behalf of various classes of private well owners in numerous states, filed product liability class action lawsuits against major petroleum refiners and marketers who sold gasoline containing MTBE, alleging MTBE may have contaminated the groundwater. The Judicial Panel on Multidistrict Litigation consolidated several federal court MTBE class ac-tion cases from New York and other states (In re: Methyl Tertiary

Butyl Ether ("MTBE") Products Liability Litigation; MDL No. 1358; Master File No. 00 Civ. 1898 (SAS)). MDL 1358 consists of five consolidated cases, and Su-noco was named as a defendant in the three cases that were filed in New York. In response to motions to dismiss that had been filed, the judge issued an opinion and order that applies to all five cases. The judge dismissed the claims of the class of plaintiffs who have not tested their wells and thus do not know whether there is MTBE contamination (the "non-test class") or who have tested their wells and found no MTBE contamination (the "non-contaminated class"). Because all the class plaintiffs in La Susa, et al. v. Amerada Hess, et al. (one of the three New York cases) were in either the non-test class or the non-contaminated class, the La Susa case was dismissed. The other two New York cases are ongoing.

The Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act as amended by the Resource Conser-vation and Recovery Act ("RCRA"), and related federal and state laws subject Sunoco to the potential obligations to remove or mitigate the environmental ef-fects of the disposal or release of certain pollutants at Sunoco's facilities and at third-party or formerly owned sites. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2001, Sunoco had been named as a PRP at 46 sites identified or potentially identifiable as "Superfund" sites under federal or state law.

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

Derivative Instruments
Sunoco uses futures and forward contracts from time to time to achieve ratable pricing of its crude oil purchases and to convert certain refined product sales to fixed or floating prices. In addition, price collars, swaps and option con-tracts are used to lock in a portion of the Company's electricity and natural gas costs. Sunoco also uses swaps, price collars and other contracts from time to time to hedge against significant increases in crude oil prices and to lock in what Sunoco considers to be acceptable margins for various refined products. Sunoco does not hold or issue derivative instruments for trading purposes.

Sunoco is at risk for possible changes in the market value of all of its deriv-ative contracts; however, such risk would be mitigated by price changes in the underlying hedged transactions. At December 31, 2001, Sunoco had accumulated net derivative losses, before income taxes, of $6 million on its open deriva-tive contracts. The potential incremental loss on these derivatives from a hy-pothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by de-rivative contracts at December 31, 2001 was estimated to be $3 million. This hypothetical loss was estimated by multiplying the difference between the hypo-thetical and the actual year-end market prices of the underlying commodities by the contract volume amounts. The Company also had accumulated net derivative losses, before income taxes, of $3 million at December 31, 2001 on closed op-tions and futures contracts, which relate to hedged transactions occurring in 2002.

Sunoco also is exposed to credit risk in the event of nonperformance by deriva-tive counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international fi-nancial institutions with high credit ratings. (See Note 17 to the consolidated financial statements.)

Effective January 1, 2001, derivative contracts are accounted for using deriva-tive accounting as prescribed by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The impact of the new derivative accounting on Sunoco's consolidated net income during 2001 was not material.

Cash Dividends and Share Repurchases
The Company has paid cash dividends on a regular quarterly basis since 1904. During the 1999-2001 period, the quarterly cash dividend paid on common stock amounted to $.25 per share ($1.00 per year). The Company expects to continue to sustain the quarterly common stock cash dividend at its current level.

During the 1999-2001 period, the Company repurchased 16.6 million shares of its common stock for $556 million. At December 31, 2001, the Company had a remain-ing authorization from its Board of Directors to purchase up to $304 million of Company common stock in the open market or through privately negotiated trans-actions from time to time depending on prevailing market conditions.

Critical Accounting Policies
Disclosure of the Company's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are par-ticularly sensitive requiring significant judgments, estimates and assumptions to be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including envi-ronmental matters (see pages 21-23 and Note 14 to the consolidated financial statements) and defined benefit plans (see page 9 and Note 12 to the consoli-dated financial statements). In addition, detailed information concerning the Company's Coke business, including the accounting for minority investments in cokemaking operations and concentrations of credit risk in this business are included on pages 15-16 of the Management's Discussion and Analysis and in Notes 1, 2 and 13 to the consolidated financial statements.

New Accounting Pronouncements
For a discussion of recently issued accounting pronouncements requiring adop-tion subsequent to December 31, 2001, see Note 1 to the consolidated financial statements.

Forward-Looking Statements
Statements and financial discussion and analysis contained in this Annual Re-port to Shareholders that are not historical facts are forward-looking state-ments made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements generally will be accompanied by words such as "anticipate," "believe," "estimate," "expect," "forecast," "in-tend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although Sunoco believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements in-volve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements in-clude, without limitation:

..Changes in industry-wide refined product and chemical margins;

..Variation in commodity prices and crude oil supply;

..Volatility in the marketplace which may affect market supply and demand for Sunoco's products;

..Increased competition and changes in competitive practices;

..Changes in the reliability and efficiency of the Company's operating facili-ties or those of third parties;

..Changes in the level of operating expenses and hazards common to operating fa-cilities (including equipment malfunction, explosions, fires, oil spills, and the effects of severe weather conditions);

..Changes in the expected level of environmental remediation spending;

..Delays related to work on facilities and the issuance of applicable permits;

..Changes in product specifications;

..Availability and pricing of oxygenates such as MTBE;

..Phase-outs or restrictions on the use of MTBE;

..Political and economic conditions in the markets in which the Company oper-ates, including the impact of potential terrorist acts;

..Changes in the availability of debt and equity financing resulting in in-creased costs or reduced liquidity;

..Changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

..Risks related to labor relations;

..Nonperformance by major customers or suppliers;

..General economic, financial and business conditions which could affect Sunoco's financial condition and results of operations;

..Changes in applicable statutes and government regulations or their interpreta-tions;

..Claims of the Company's noncompliance with statutory and regulatory require-ments; and

..Changes in the status of litigation to which the Company is a party.

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

--------------------------------------------------------------------------------

Consolidated Statements of Income   Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares Except Per
Share Amounts)
--------------------------------------------------------------------------
For the Years Ended December 31                     2001    2000     1999
--------------------------------------------------------------------------
Revenues
Sales and other operating revenue (including
 consumer excise taxes)                          $14,063 $14,514  $10,045
Interest income                                        9      14        7
Other income (Note 2)                                 71     224      172
--------------------------------------------------------------------------
                                                  14,143  14,752   10,224
Costs and Expenses
Cost of products sold and operating expenses      10,699  11,349    7,599
Consumer excise taxes                              1,741   1,636    1,583
Selling, general and administrative expenses         566     502      455
Depreciation, depletion and amortization             321     298      276
Payroll, property and other taxes                    103      79       77
Provision for write-down of assets and other
 matters (Note 3)                                     23     214        2
Interest cost and debt expense                       103      82       84
Interest capitalized                                  --      (4)      (2)
--------------------------------------------------------------------------
                                                  13,556  14,156   10,074
Income from continuing operations before income
 tax expense                                         587     596      150
Income tax expense (Note 4)                          189     185       53
--------------------------------------------------------------------------
Income from continuing operations                    398     411       97
Income from discontinued operations (Note 5)          --      11       --
--------------------------------------------------------------------------
Net Income                                       $   398 $   422  $    97
--------------------------------------------------------------------------
Earnings Per Share of Common Stock:
 Basic:
  Income from continuing operations                $4.92   $4.72    $1.07
  Income from discontinued operations                 --     .13       --
--------------------------------------------------------------------------
  Net income                                       $4.92   $4.85    $1.07
--------------------------------------------------------------------------
 Diluted:
  Income from continuing operations                $4.85   $4.70    $1.07
  Income from discontinued operations                 --     .12       --
--------------------------------------------------------------------------
  Net income                                       $4.85   $4.82    $1.07
--------------------------------------------------------------------------
 Weighted Average Number of Shares Outstanding
  (Note 6):
  Basic                                             80.9    87.0     90.3
  Diluted                                           82.0    87.5     91.0
--------------------------------------------------------------------------
Cash Dividends Paid Per Share of Common Stock      $1.00   $1.00    $1.00
--------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Balance Sheets         Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
---------------------------------------------------------------------------
At December 31                                           2001         2000
---------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                             $    42      $   239
Accounts and notes receivable, net                        700          890
Inventories (Note 7)                                      652          460
Deferred income taxes (Note 4)                            116           94
---------------------------------------------------------------------------
Total Current Assets                                    1,510        1,683
---------------------------------------------------------------------------
Investments and long-term receivables (Note 8)            165          170
Properties, plants and equipment, net (Note 9)          4,099        3,390
Deferred charges and other assets                         158          183
---------------------------------------------------------------------------
Total Assets                                          $ 5,932      $ 5,426
---------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                      $   986      $ 1,052
Accrued liabilities                                       351          377
Short-term borrowings (Note 10)                           299           --
Current portion of long-term debt (Note 11)                 3            2
Taxes payable                                             139          215
---------------------------------------------------------------------------
Total Current Liabilities                               1,778        1,646
---------------------------------------------------------------------------
Long-term debt (Note 11)                                1,142          933
Retirement benefit liabilities (Note 12)                  401          385
Deferred income taxes (Note 4)                            551          250
Other deferred credits and liabilities (Notes 13
 and 14)                                                  418          510
Commitments and contingent liabilities (Note 14)
Shareholders' Equity (Notes 15 and 16)
Common stock, par value $1 per share
 Authorized--200,000,000 shares;
 Issued, 2001--133,795,605 shares;
 Issued, 2000--132,375,428 shares                         134          132
Capital in excess of par value                          1,446        1,403
Earnings employed in the business                       2,266        1,950
Accumulated other comprehensive loss                      (28)          --
Common stock held in treasury, at cost
 2001--58,266,818 shares; 2000--47,543,822 shares      (2,176)      (1,783)
---------------------------------------------------------------------------
Total Shareholders' Equity                              1,642        1,702
---------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity            $ 5,932      $ 5,426
---------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
                                    Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
--------------------------------------------------------------------------------
For the Years Ended December 31                  2001         2000         1999
--------------------------------------------------------------------------------
Increases (Decreases) in Cash and Cash
 Equivalents
Cash Flows from Operating Activities:
 Net income                                     $ 398        $ 422        $  97
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Income from discontinued operations              --          (11)          --
  Gain on settlement of insurance
   litigation, net of cash received                --           --          (23)
  Provision for write-down of assets and
   other matters                                   23          214            2
  Miscellaneous coke income, net (Note
   13)                                            (37)         (46)         (47)
  Gain on divestments                              (5)          (5)         (16)
  Depreciation, depletion and
   amortization                                   321          298          276
  Deferred income tax expense                     203           66           50
  Changes in working capital pertaining
   to operating activities, net of
   effect of acquisitions:
   Accounts and notes receivable                  357          (57)        (271)
   Inventories                                    (59)         (63)         103
   Accounts payable and accrued
    liabilities                                  (293)         (82)         354
   Taxes payable                                 (110)          75           11
  Other                                           (19)         (33)         (37)
--------------------------------------------------------------------------------
Net cash provided by operating
 activities                                       779          778          499
--------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures                            (331)        (465)        (374)
 Acquisitions, net of debt assumed of
  $163 in 2001 and $5 in 1999 (Note 18)          (545)          --          (31)
 Proceeds from divestments                         47           36           74
 Other                                             (4)          (7)         (21)
--------------------------------------------------------------------------------
Net cash used in investing activities            (833)        (436)        (352)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Net proceeds from (repayments of)
  short-term borrowings                           299         (150)          30
 Proceeds from issuance of long-term
  debt                                            200           --          200
 Repayments of long-term debt                    (152)          --         (218)
 Proceeds from transferred interest in
  cokemaking operations                            --          214           --
 Cash distributions to investors in
  cokemaking operations                           (56)         (27)          (4)
 Cash dividend payments                           (82)         (87)         (90)
 Purchases of common stock for treasury          (393)        (144)         (19)
 Proceeds from issuance of common stock
  under management incentive and
  employee option plans                            41            6            4
 Other                                             --           (2)          (1)
--------------------------------------------------------------------------------
Net cash used in financing activities            (143)        (190)         (98)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                     (197)         152           49
Cash and cash equivalents at beginning
 of year                                          239           87           38
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $  42        $ 239        $  87
--------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Consolidated Statements of Comprehensive Income and Shareholders' Equity

(Dollars in Millions, Shares in Thousands)                            Sunoco, Inc. and Subsidiaries
-------------------------------------------------------------------------------------------------------
                                                            Shareholders' Equity
                                        ---------------------------------------------------------------
                                                                                          Common Stock
                                                                                             Held in
                                        Common Stock                                        Treasury
                                        -------------            Earnings    Accumulated  -------------
                                         Number       Capital in Employed          Other
                         Comprehensive       of   Par  Excess of   in the  Comprehensive
                                Income   Shares Value  Par Value Business           Loss  Shares   Cost
-------------------------------------------------------------------------------------------------------
At December 31, 1998                    132,026 $132    $1,393    $1,608            $ --  41,622 $1,619
Net income                        $ 97       --   --        --        97              --      --     --
Cash dividend payments              --       --   --        --       (90)             --      --     --
Purchases for treasury              --       --   --        --        --              --     669     19
Issued under management
 incentive and
 employee option plans              --      145   --         4        --              --      --     --
Other                               --        1   --        --        --              --      12     --
-------------------------------------------------------------------------------------------------------
 Total                            $ 97
                                  ----
At December 31, 1999                    132,172  $132     $1,397   $1,615           $ --  42,303 $1,638
Net income                        $422       --    --         --      422             --      --     --
Cash dividend payments              --       --    --         --      (87)            --      --     --
Purchases for treasury              --       --    --         --       --             --   5,203    144
Issued under management
 incentive and
 employee option plans              --      203    --          6       --             --      --     --
Other                               --       --    --         --       --             --      38      1
-------------------------------------------------------------------------------------------------------
 Total                            $422
                                  ----
At December 31, 2000                    132,375  $132     $1,403   $1,950           $ --  47,544 $1,783
Net income                        $398       --    --         --      398             --      --     --
Other comprehensive
 loss, net of related
 income taxes:
 Minimum pension
  liability adjustment             (21)      --    --         --       --            (21)     --     --
 Net hedging losses
  (Note 17)                        (11)      --    --         --       --            (11)     --     --
 Reclassifications of
  net hedging losses
  to earnings                        4       --    --         --       --              4      --     --
Cash dividend payments              --       --    --         --      (82)            --      --     --
Purchases for treasury              --       --    --         --       --             --  10,717    393
Issued under management
 incentive and
 employee option plans              --    1,421     1         40       --             --      --     --
Other                               --       --     1          3       --             --       6     --
-------------------------------------------------------------------------------------------------------
  Total                           $370
                                  ----
At December 31, 2001                    133,796  $134     $1,446   $2,266           $(28) 58,267 $2,176
-------------------------------------------------------------------------------------------------------

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
                                    Sunoco, Inc. and Subsidiaries
1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements of Sunoco, Inc. and subsidiaries (collec-tively, "Sunoco" or the "Company") contain the accounts of all operations that are controlled (generally more than 50 percent owned). Corporate joint ventures and affiliated companies over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.

Use of Estimates
The preparation of financial statements in conformity with accounting princi-ples generally accepted in the United States requires management to make esti-mates and assumptions that affect the amounts reported in the financial state-ments and accompanying notes. Actual amounts could differ from these estimates.

Revenue Recognition
Revenues are recognized when title passes or services are provided to the cus-tomer. Effective in the fourth quarter of 2001, Sunoco commenced recording as revenues, transactions related to the crude oil gathering and marketing activi-ties of its logistics operations, which previously had been recorded as a re-duction in cost of products sold and operating expenses in the consolidated statements of income. Prior-period amounts have been reclassified to conform with the current presentation. Crude oil exchange transactions, which are en-tered into primarily to acquire crude oil of a desired quality or at a desired location, continue to be netted in cost of products sold and operating expenses in the consolidated statements of income.

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

Inventories
Inventories are valued at the lower of cost or market. The cost of crude oil, petroleum and chemical product inventories is determined using the last-in, first-out method ("LIFO"). The cost of materials, supplies and other invento-ries is determined using principally the average cost method.

Depreciation and Retirements
Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Gains and losses on the disposals of fixed assets are generally reflected in net income.

Impairment of Long-Lived Assets
Long-lived assets other than those held for sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the im-paired asset. Long-lived assets held for sale are carried at the lower of their carrying amount or fair market value less cost to sell the assets. Effective January 1, 2002, Sunoco will adopt Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which changes the method of accounting for the impairment of long-lived assets (see New Accounting Principles below).

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

Derivative Instruments
Sunoco uses swaps, options, futures, forwards and other derivative instruments from time to time to hedge its exposure to crude oil, refined product, elec-tricity and natural gas price volatility. Effective January 1, 2001, such con-tracts are accounted for using derivative accounting as prescribed by Statement of Financial Accounting

Standards No. 133, "Accounting for Derivative Instruments and Hedging Activi-ties," as amended by Statement of Financial Accounting Standards No. 138, "Ac-counting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The new derivative accounting re-quires the recognition of all derivative contracts in the consolidated balance sheet at their fair value. Changes in fair value of derivative contracts that are not hedges are recognized in net income as they occur. If the derivative contracts are designated as hedges, depending on their nature, the effective portions of changes in their fair values are either offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and subsequently rec-ognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts des-ignated as hedges are immediately recognized in net income. The impact of the new derivative accounting on Sunoco's consolidated net income during 2001 was not material. Sunoco does not hold or issue derivative instruments for trading purposes.

Prior to January 1, 2001, derivative contracts which effectively met the Company's risk reduction and correlation criteria were accounted for using de-rivative accounting as prescribed by Statement of Financial Accounting Stan-dards No. 80, "Accounting for Futures Contracts" ("prior derivative account-ing"). Effectiveness was measured based upon the correlation between the gains and losses on the derivative contracts and the corresponding offsetting changes in the market value of the items being hedged. Under the prior derivative ac-counting, gains or losses on derivative contracts (including positions which had been closed) were deferred and recognized in cost of products sold and op-erating expenses in the same periods as the items being hedged.

Transferred Interests in Cokemaking Operations
Nonconventional fuel credit and other net tax benefits generated by the Company's cokemaking operations and allocated to third-party investors are re-corded as a reduction of the deferred credit balance attributable to the in-vestors in the consolidated balance sheets. The investors' preferential return is recorded as an increase in the deferred credit balance attributable to the investors. The net of these two amounts is reflected as miscellaneous coke in-come, net, in other income in the consolidated statements of income (Note 2). Cash payments, representing the distributions of the investors' share of cash generated by the cokemaking operations, are recorded as a reduction of the de-ferred credit balance attributable to the investors.

Stock-Based Compensation
The Company follows the method of accounting for employee stock compensation plans prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

New Accounting Principles
In July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), was issued. Sunoco will adopt SFAS No. 142 effective January 1, 2002 when adoption is mandatory. SFAS No. 142 will require the testing of goodwill and indefinite-lived intangible assets for impairment rather than amortizing them. Sunoco is currently assessing the im-pact of adopting SFAS No. 142 on its consolidated financial statements. Sunoco's current level of annual amortization of goodwill and indefinite-lived intangible assets, which will cease upon the adoption of SFAS No. 142, is ap-proximately $5 million after tax.

In August 2001, Statement of Financial Accounting Standards No. 143, "Account-ing for Asset Retirement Obligations" ("SFAS No. 143"), was issued. This state-ment significantly changes the method of accruing for costs that an entity is legally obligated to incur associated with the retirement of fixed assets. Su-noco will evaluate the impact and timing of implementing SFAS No. 143, which is required no later than January 1, 2003.

In August 2001, Statement of Financial Accounting Standards No. 144, "Account-ing for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), was issued. Sunoco will adopt SFAS No. 144 effective January 1, 2002 when adoption is mandatory. Among other things, SFAS No. 144 changes the criteria that have to be met to classify an asset as held-for-sale. SFAS No. 144 supersedes State-ment of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the pro-visions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," that relate to reporting the effects of a disposal of a segment of a business. While Sunoco is currently assessing the impact of SFAS No. 144, its adoption is not expected to have a significant impact on the Company's consolidated finan-cial statements.

Reclassifications
Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Other Income

(Millions of Dollars)                                 2001      2000     1999
-----------------------------------------------------------------------------
Gain on income tax settlements                        $ --      $120     $ --
Gain on settlement of insurance litigation              --         7       73
Equity income (loss):
 Belvieu Environmental Fuels (MTBE joint venture)
  (Notes 8 and 14)                                       5        12        8
 Epsilon Products Company, LLC
  (polypropylene joint venture)
  (Notes 8, 14 and 18)                                 (11)      (1)       --
 Other                                                  14        11       13
Miscellaneous coke income, net (Note 13)                37        46       47
Gain on divestments                                      5         5       16
Other                                                   21        24       15
-----------------------------------------------------------------------------
                                                      $ 71      $224     $172
-----------------------------------------------------------------------------

During 2001 and 2000, Sunoco settled certain federal income tax issues that had been in dispute, which increased net income by $21 and $117 million, respec-tively. In connection with the 2000 settlement, Sunoco received cash proceeds of $132 million in the fourth quarter of 2000, which consisted of $47 million for interest and an $85 million tax refund. Sunoco will not receive any cash proceeds in connection with the 2001 settlement.

On October 4, 1996, Sunoco filed a complaint in Los Angeles County Superior Court, Jalisco Corporation, Inc., et al. v. Argonaut Insurance Company, et al. (Case No. BC 158441), naming more than 45 insurance companies as defendants and seeking recovery under numerous insurance policies for certain environmental matters of Sunoco, including its predecessor companies and subsidiaries, aris-ing from the ownership and operation of its businesses. The Company has entered into several settlements which resolved most of these claims. As a result, the Company received net cash proceeds totalling $3 million in 2001, $37 million in 2000 and $96 million in 1999. The settlements increased net income by $5 and $47 million in 2000 and 1999, respectively.

3. Write-Down of Assets and Other Matters

The following table sets forth summary information regarding the provisions for write-down of assets and other matters:

                                              Pretax    After-Tax
(Millions of Dollars)                     Provisions   Provisions
------------------------------------------------------------------
2001
Value Added and Eastern Lubricants:
 Exit costs                                     $ 15         $ 10
 Employee terminations                            16           11
 Puerto Rico refinery sale                       (12)         (11)
Other employee terminations                        4            2
Real estate accrual adjustment                   (17)         (11)
Environmental remediation (Note 14)               17           11
------------------------------------------------------------------
                                                $ 23         $ 12
------------------------------------------------------------------
2000
Value Added and Eastern Lubricants              $177         $123
Employee terminations and related costs           29           19
Brandenburg ethylene oxide plant                  18           11
MTBE purchase commitment                          (7)          (4)
Other                                             (3)          (2)
------------------------------------------------------------------
                                                $214         $147
------------------------------------------------------------------
1999
Litigation settlement                           $ 14         $  9
MTBE inventory adjustment                        (12)          (8)
------------------------------------------------------------------
                                                $  2         $  1
------------------------------------------------------------------

During 2000, Sunoco announced its intention to sell its Puerto Rico refinery, lubricants blending and packaging facilities in Marcus Hook, PA, Tulsa, OK and Richmond, CA and lubricants branded marketing assets (which include the Kendall(R) motor oil brand and the customer lists for both the Sunoco(R) and the Kendall(R) lubricants brands) (collectively, "Value Added and Eastern Lu-bricants") and recorded a $177 million non-cash charge ($123 million after tax) to write down the assets held for sale to their estimated values. In connection with this decision, Sunoco sold its lubricants branded marketing assets in March 2001, closed its lubricants blending and packaging facilities in July 2001 and sold the Puerto Rico refinery in December 2001 which concluded the lu-bricants restructuring plan. As part of the restructuring, in 2001, Sunoco re-corded a $15 million accrual ($10 million after tax) for required exit costs, a $16 million accrual ($11 million after tax) for employee terminations and a $12 million gain ($11 million after tax) on the sale of the Puerto Rico refinery.

Value Added and Eastern Lubricants incurred after-tax operating losses of $2, $31 and $16 million in 2001, 2000 and 1999, respectively. The disposal of the lubricants assets generated cash of approximately $125 million in 2001, primar-ily due to liquidation of related working capital.

Sunoco also established other employee termination accruals totalling $4 and $29 million ($2 and $19 million after tax) in 2001 and 2000, respectively. The 2000 accrual included pension settlement losses totalling $7 million after tax. The termination accruals recorded in 2001 were for approximately 350 employee terminations. During 2001 and 2000, payments charged against the exit cost and termination accruals described above totalled $29 and $6 million, respectively. At December 31, 2001, the remaining balance in the exit cost and termination accruals totalled $24 million. Payments against these accruals are expected to continue through 2002.

The Company reversed an accrual for warranty claims and other contingent lia-bilities which were resolved during 2001. The accrual was previously estab-lished in connection with the disposal of the Company's real estate business.

During 2000, the Company recorded a write-down of its Brandenburg, KY, ethylene oxide plant and recognized related shut-down costs and reversed into income the remaining loss accrual related to an MTBE purchase commitment.

During 1999, the Company recorded a charge for the settlement of litigation concerning the May 1998 redemption of the Company's preference stock and re-corded a favorable adjustment to a market valuation reserve for MTBE inventory established in 1998.

4. Income Taxes

The components of income tax expense from continuing operations are as follows:

(Millions of Dollars)            2001  2000 1999
------------------------------------------------
Income taxes currently payable:
 U.S. federal                    $(19) $104  $--
 State and other                    5    15    3
------------------------------------------------
                                  (14)  119    3
------------------------------------------------
Deferred taxes:
 U.S. federal                     195    56   49
 State and other                    8    10    1
------------------------------------------------
                                  203    66   50
------------------------------------------------
                                 $189  $185  $53
------------------------------------------------

The reconciliation of income tax expense at the U.S. statutory rate to the in-come tax expense pertaining to continuing operations is as follows:

(Millions of Dollars)                                    2001  2000  1999
--------------------------------------------------------------------------
Income tax expense at U.S. statutory rate of 35 percent  $205  $209   $53
Increase (reduction) in income taxes resulting from:
 Income tax settlements (Note 2)                          (21)  (39)   --
 State income taxes net of Federal income tax effects       9    11     2
 Puerto Rico operations                                    --     8*   --
 Dividend exclusion for affiliated companies               (3)   (3)   (3)
 Nonconventional fuel credit                               (2)   (3)   --
 Other                                                      1     2     1
--------------------------------------------------------------------------
                                                         $189  $185   $53
--------------------------------------------------------------------------

* During 2000, the Company recorded an $8 million charge to establish deferred income taxes attributable to the unremitted earnings of its operations in Puerto Rico which had been deemed indefinitely reinvested prior to Sunoco's decision to sell these operations (Note 3).

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

                                             December 31
                                             ------------
(Millions of Dollars)                         2001   2000
----------------------------------------------------------
Deferred tax assets:
 Retirement benefit liabilities              $ 140  $ 124
 Environmental remediation liabilities          51     49
 Other liabilities not yet deductible          199    224
 Alternative minimum tax credit carryforward    --     93
 Other                                         107     95
 Valuation allowance*                          (32)   (32)
----------------------------------------------------------
                                               465    553
----------------------------------------------------------
Deferred tax liabilities:
 Properties, plants and equipment             (865)  (676)
 Other                                         (35)   (33)
----------------------------------------------------------
                                              (900)  (709)
----------------------------------------------------------
Net deferred income tax liability            $(435) $(156)
----------------------------------------------------------

* The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

                      December 31
                      ------------
(Millions of
Dollars)               2001   2000
-----------------------------------
Current asset         $ 116  $  94
Noncurrent liability   (551)  (250)
-----------------------------------
                      $(435) $(156)
-----------------------------------

Cash payments for income taxes were $100, $36 and $4 million in 2001, 2000 and 1999, respectively. The $36 million payment in 2000 is net of an $85 million cash refund received in the fourth quarter of 2000 in connection with the set-tlement of certain federal income tax issues (Note 2).

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

6. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted average num-ber of common shares used to compute basic earnings per share ("EPS") to those used to compute diluted EPS for 2001, 2000 and 1999:

(In Millions)                                                2001 2000 1999
---------------------------------------------------------------------------
Weighted average number of common shares outstanding--basic  80.9 87.0 90.3
Add effect of dilutive stock incentive awards                 1.1   .5   .7
---------------------------------------------------------------------------
Weighted average number of shares--diluted                   82.0 87.5 91.0
---------------------------------------------------------------------------

7. Inventories

                                  December
                                     31
                                 ----------
(Millions of Dollars)             2001 2000
-------------------------------------------
Crude oil                         $245 $210
Petroleum and chemical products    290  171
Materials, supplies and other      117   79
-------------------------------------------
                                  $652 $460
-------------------------------------------

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $516 and $873 million at December 31, 2001 and 2000, respec-tively. During 1999, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduc-tion in inventory was to increase 1999 net income by $11 million.

8. Investments and Long-Term Receivables

                                                                    December
                                                                       31
                                                                   ----------
(Millions of Dollars)                                               2001 2000
-----------------------------------------------------------------------------
Investments in and advances to affiliated companies:
 Belvieu Environmental Fuels (MTBE joint venture) (Notes 2 and 14)  $ 54 $ 57
 Epsilon Products Company, LLC (polypropylene joint venture)
  (Notes 2, 14 and 18)                                                52   62
 Other                                                                33   28
-----------------------------------------------------------------------------
                                                                     139  147
Accounts and notes receivable                                         26   23
-----------------------------------------------------------------------------
                                                                    $165 $170
-----------------------------------------------------------------------------

Dividends received from affiliated companies amounted to $18, $21 and $14 mil-lion in 2001, 2000 and 1999, respectively. Earnings employed in the business at December 31, 2001 include $52 million of undistributed earnings of affiliated companies.

9. Properties, Plants and Equipment

                                    Accumulated
(Millions of                Gross Depreciation,
Dollars)             Investments, Depletion and        Net
December 31               at Cost  Amortization Investment
----------------------------------------------------------
2001
Refining and supply        $3,488        $1,871     $1,617
Retail marketing*           1,472           656        816
Chemicals                   1,042           108        934
Logistics                     819           328        491
Coke                          400           159        241
----------------------------------------------------------
                           $7,221        $3,122     $4,099
----------------------------------------------------------
2000
Refining and supply        $3,883        $2,226     $1,657
Retail marketing*           1,373           610        763
Chemicals                     333            63        270
Logistics                     762           311        451
Coke                          396           147        249
----------------------------------------------------------
                           $6,747        $3,357     $3,390
----------------------------------------------------------

* Includes assets leased to third parties with a gross investment totalling $577 and $575 million at December 31, 2001 and 2000, respectively. Related accumulated depreciation totalled $293 and $273 million at December 31, 2001 and 2000, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2001 are as follows (in millions of dollars):

-------------------------------------
Year ending December 31:
 2002                             $36
 2003                              26
 2004                              12
 2005                               2
 2006                               1
 Thereafter                        --
-------------------------------------
                                  $77
-------------------------------------

10. Short-Term Borrowings and Credit Facilities

The Company has a $500 million revolving credit agreement ("Revolver") with commercial banks that provides access to short-term financing through September 2002 bearing interest based on selected reference rates. The Company is in the process of establishing a replacement facility. The Company can borrow directly from the participating banks under this Revolver or use it to support the issu-ance of commercial paper. The Revolver is subject to commitment fees, the amounts of which are not material. Under the terms of the Revolver, Sunoco is required to maintain consolidated net worth of at least $1.0 billion. At Decem-ber 31, 2001, the Company's consolidated net worth was $1.6 billion. The Re-volver also requires that Sunoco's ratio of debt to capital, as those terms are defined in the Revolver, not exceed .55 to 1. At December 31, 2001, this ratio was .49 to 1. At December 31, 2001, $299 million of commercial paper was out-standing (with a weighted-average interest rate of 2.92 percent) related to the above short-term borrowing arrangements. There were no short-term borrowings at December 31, 2000.

11. Long-Term Debt

                                                       December 31
                                                       -----------
(Millions of Dollars)                                    2001 2000
------------------------------------------------------------------
9 3/8% debentures due 2016                             $  200 $200
9% debentures due 2024                                    100  100
7.95% notes paid in 2001                                   --  150
7 3/4% notes due 2009                                     200  200
7.60% environmental industrial revenue bonds due 2024     100  100
7 1/8% notes due 2004                                     100  100
6 7/8% notes due 2006                                     150   --
6 3/4% notes due 2011                                     200   --
6 3/4% convertible debentures due 2012 (Note 15)           10   10
Other                                                      91   78
------------------------------------------------------------------
                                                        1,151  938
Less: unamortized discount                                  6    3
  current portion                                           3    2
------------------------------------------------------------------
                                                       $1,142 $933
------------------------------------------------------------------

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2002 through 2006 is as follows (in millions of dollars):

-----------------------------------------
 2002        $  3        2005        $  3
 2003        $  3        2006        $152
 2004        $103
-----------------------------------------

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $98, $79 and $75 million in 2001, 2000 and 1999, respectively.

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

Pension and postretirement health care and life insurance expense consisted of the following components:

                                              Defined         Postretirement
                                           Benefit Plans      Benefit Plans
                                         -------------------  ----------------
(Millions of Dollars)                     2001   2000   1999  2001  2000  1999
-------------------------------------------------------------------------------
Service cost (cost of benefits earned
 during the year)                        $  32  $  28  $  28   $ 6   $ 5   $ 5
Interest cost on benefit obligations        92     94     87    26    24    22
Expected return on plan assets            (120)  (118)  (112)   --    --    --
Amortization of:
 Net transition asset                       --     (1)    (9)   --    --    --
 Prior service cost (benefit)                2      3      3    (9)   (9)   (9)
 Unrecognized (gains) losses                (2)    (3)     3    --    --    --
Net settlement/curtailment losses (Note
 3)                                          1     11     --     2    --    --
-------------------------------------------------------------------------------
                                         $   5  $  14  $  --   $25   $20   $18
-------------------------------------------------------------------------------

The following tables set forth the components of the changes in benefit obliga-tions and fair value of plan assets during 2001 and 2000 as well as the funded status and amounts both recognized and not recognized in the consolidated bal-ance sheets at December 31, 2001 and 2000:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           2001    2000     2001     2000
-------------------------------------------------------------------------------
Benefit obligations at beginning of year*     $1,225  $1,189  $   348    $ 310
Service cost                                      32      28        6        5
Interest cost                                     92      94       26       24
Actuarial losses                                  55      82        6       42
Acquisitions and divestments                      11      --       15       --
Benefits paid                                   (151)   (168)     (34)     (32)
Premiums paid by participants                     --      --        5        4
Other                                              1      --        2       (5)
-------------------------------------------------------------------------------
Benefit obligations at end of year*           $1,265  $1,225  $   374    $ 348
-------------------------------------------------------------------------------
Fair value of plan assets at beginning of
 year**                                       $1,287  $1,439
Actual loss on plan assets                       (42)    (18)
Employer contributions                             1       2
Acquisitions and divestments                       1      --
Benefits paid from plan assets                  (137)   (136)
------------------------------------------------------------
Fair value of plan assets at end of year**    $1,110  $1,287
------------------------------------------------------------
Benefit obligations (in excess of) less than
 plan assets at end of year                   $ (155) $   62    $(374)   $(348)
Unrecognized prior service cost (benefit)         18      20      (30)     (35)
Unrecognized net (gain) loss                     141     (78)      35       25
-------------------------------------------------------------------------------
Net amount recognized in balance sheet at
 end of year                                  $    4  $    4    $(369)   $(358)
-------------------------------------------------------------------------------
 * Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations ("APBO") for postretirement benefit plans.
** Less than 1 percent of plan assets was invested in Company stock.

The net amount recognized in the consolidated balance sheets at December 31, 2001 and 2000 is classified as follows:

                                                 Defined      Postretirement
                                              Benefit Plans    Benefit Plans
                                              --------------  ----------------
(Millions of Dollars)                           2001    2000     2001     2000
-------------------------------------------------------------------------------
Retirement benefit liabilities                $  (32) $  (27)   $(369)   $(358)
Deferred charges and other assets*                 3      31       --       --
Accumulated other comprehensive loss**            33      --       --       --
-------------------------------------------------------------------------------
                                              $    4  $    4    $(369)   $(358)
-------------------------------------------------------------------------------

 * Represents an intangible asset for which an equivalent additional minimum liability is included in retirement benefit liabilities.
** Represents a separate component of shareholders' equity for which an equiva-lent additional minimum liability is included in retirement benefit liabili-ties.

Certain of the Company's defined benefit plans have accumulated benefit obliga-tions in excess of the fair value of plan assets. The total projected benefit obligations, accumulated benefit obligations and fair value of plan assets of such plans were $175, $159 and $33 million, respectively as of December 31, 2001 and $243, $223 and $103 million, respectively, as of December 31, 2000.

The following weighted-average assumptions were used during 2001 and 2000 in accounting for the plans:

                                           Defined
                                           Benefit   Postretirement
                                            Plans     Benefit Plans
                                         ----------- ---------------
(Millions of Dollars)                     2001  2000    2001    2000
--------------------------------------------------------------------
Discount rate                            7.25% 7.50%   7.25%   7.50%
                                                       -------------
Long-term rate of return on plan assets  9.00% 9.00%
Rate of compensation increase            4.00% 4.00%
--------------------------------------------------------------------

The health care cost trend assumption used at December 31, 2001 to compute the APBO for the postretirement benefit plans was 8.3 percent, which is assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereaf-ter.

A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2001:

                                                  1-Percentage   1-Percentage
(Millions of Dollars)                           Point Increase Point Decrease
-----------------------------------------------------------------------------
Effect on total of service and interest cost
 components of postretirement benefits expense              $1           $(1)
Effect on APBO                                              $5           $(8)
-----------------------------------------------------------------------------

Defined Contribution Pension Plans
Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $19, $17 and $16 million in 2001, 2000 and 1999, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 per-cent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock own-ership plan which contains a provision designed to permit SunCAP, only upon ap-proval by the Company's Board of Directors ("Board"), to borrow in order to purchase shares of Company common stock. As of December 31, 2001, no such borrowings had been approved.

13. Transferred Interests in Cokemaking Operations

In 2000, Sunoco transferred an additional interest in its Jewell cokemaking op-eration to a third-party investor for $214 million in cash. Sunoco did not rec-ognize any gain or loss on this transaction. Third-party investors in Sunoco's Jewell and Indiana Harbor cokemaking operations are currently entitled to 98 and 95 percent, respectively, of the cash flows and tax benefits from the re-spective cokemaking operations until certain cumulative return targets have been met. After these preferential return periods, which are expected to end in 2007 for Jewell and 2002 for Indiana Harbor, the investor in the Jewell opera-tion will be entitled to a minority interest in the cash flows and tax benefits from Jewell amounting to 18 percent, while the investor in the Indiana Harbor operation will be entitled to a variable minority interest in the cash flows and tax benefits from Indiana Harbor ranging from 5 to 23 percent.

The following table sets forth the balances attributable to the investors' in-terests in cokemaking operations and the changes in these balances:

(Millions of Dollars)                                       2001  2000  1999
-----------------------------------------------------------------------------
Balance at beginning of year                                $316  $175  $226
Nonconventional fuel credit and other tax benefits*          (69)  (68)  (65)
Preferential return*                                          32    22    18
Additional cash investments                                   --   214    --
Cash distributions                                           (56)  (27)   (4)
-----------------------------------------------------------------------------
Balance at end of year                                      $223  $316  $175
-----------------------------------------------------------------------------

* Represents miscellaneous coke income, net, attributable to the noncash reduc-tion in the transferred interests in cokemaking operations (Note 2).

14. Commitments and Contingent Liabilities

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2001, 2000 and 1999 amounted to $145, $118 and $115 million, respectively. Approximately 6 percent of total rental expense was recovered through related sublease rental income during 2001.

The aggregate amount of future minimum annual rentals applicable to noncancel-able operating leases are as follows (in millions of dollars):

-------------------------------------
Year ending December 31:
 2002                            $ 96
 2003                              83
 2004                              65
 2005                              37
 2006                              27
 Thereafter                       217
-------------------------------------
                                 $525
-------------------------------------

Sunoco is contingently liable under an arrangement which guarantees a $120 mil-lion term loan due in 2006 of the Epsilon Products Company, LLC polypropylene joint venture in which the Company is a partner (Notes 2, 8 and 18). Under this arrangement, Sunoco also guarantees borrowings under the joint venture's $40 million revolving credit facility, which amounted to $34 million at December 31, 2001. Sunoco is also contingently liable under various other arrangements which guarantee debt of other affiliated companies and others aggregating ap-proximately $11 million at December 31, 2001.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dol-lars):

------------------------------------------------
Year ending December 31:
 2002                                      $ 10
 2003                                         9
 2004                                         8
 2005                                         8
 2006                                         8
 2007 through 2018                           71
------------------------------------------------
  Total                                     114
 Less: Amount representing interest         (42)
------------------------------------------------
  Total at present value                   $ 72
------------------------------------------------

Payments under these agreements, including variable components, totalled $18, $18 and $16 million in 2001, 2000 and 1999, respectively.

Sunoco is subject to numerous federal, state and local laws and regulations which regulate the discharge of materials into the environment or that other-wise relate to the protection of the environment. As with the industry general-ly, compliance with existing and anticipated laws and regulations increases the overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities. These laws and regulations result in liabili-ties and loss contingencies for remediation at Sunoco's facilities and at third-party or formerly owned sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

                                        December
                                           31
                                        ---------
(Millions of Dollars)                   2001 2000
-------------------------------------------------
Accrued liabilities                     $ 39 $ 37
Other deferred credits and liabilities   106  104
-------------------------------------------------
                                        $145 $141
-------------------------------------------------

Pretax charges against income for environmental remediation totalled $31, $17 and $11 million in 2001, 2000 and 1999, respectively. The increase in 2001 was primarily attributable to a $17 million accrual for remediation activities largely associated with more stringent MTBE cleanup requirements (see below). Claims for recovery of environmental liabilities that are probable of realiza-tion totalled $6 million at December 31, 2001 and are included in deferred charges and other assets in the consolidated balance sheets.

The Environmental Protection Agency ("EPA") is reportedly considering limiting the levels of benzene and other toxic substances in gasoline as well as banning MTBE. MTBE is the primary oxygenate used by Sunoco and the industry to meet re-formulated gasoline requirements under the Clean Air Act. Congress is consider-ing several pieces of legislation that would prohibit, phase-down or regulate the use of MTBE. The EPA is also seeking legislative and/or regulatory changes on the use of oxygenates. Several states, including some in Sunoco's marketing territory, have laws banning the use of MTBE beginning in 2003 and 2004; howev-er, litigation was initiated challenging the legislation in California and New York. An initial court decision on a case brought by a trade association has upheld New York's law banning MTBE. In addition, the EPA rejected California's request for a waiver of the federal oxygenate mandate. Numerous other states continue to explore options concerning MTBE, including bans, restrictions on use or opting out of the EPA's reformulated fuels program. If MTBE is banned throughout the United States, the effect on Sunoco will depend on the specific regulations, the cost and availability of alternative oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco to recover its costs in the marketplace.

A wholly owned subsidiary of the Company is a one-third partner in Belvieu En-vironmental Fuels ("BEF"), a joint venture that owns and operates an MTBE pro-duction facility in Mont Belvieu, TX. The joint venture is currently evaluating alternative uses for this facility in the event MTBE is banned. In order to ob-tain a secure supply of oxygenates for the manufacture of reformulated gaso-line, Sunoco entered into an off-take agreement with BEF whereby Sunoco agreed to purchase all of the MTBE production from the plant. Sunoco's total MTBE pur-chases under this agreement, which expires in 2004, were $207, $272 and $192 million during 2001, 2000 and 1999, respectively (Notes 2, 3 and 8).

Cleanup of groundwater aquifers contaminated by MTBE will be driven by thresh-olds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent

MTBE cleanup requirements. In connection with these new requirements, Sunoco increased its accruals for remediation at certain sites during 2001. While ac-tual cleanup costs for specific sites are variable and depend on many factors, expansion of similar MTBE remediation thresholds to additional states or adop-tion of even more stringent requirements for MTBE remediation would result in further cost increases.

Private litigants, purportedly on behalf of classes of private well owners in numerous states, filed product liability class action lawsuits against major petroleum refiners and marketers who sold gasoline containing MTBE, alleging MTBE may have contaminated groundwater. The Judicial Panel on Multidistrict Litigation consolidated several federal court MTBE class action cases from New York and other states (In re: Methyl Tertiary Butyl Ether ("MTBE") Products Li-ability Litigation; MDL No. 1358; Master File No. 00 Civ. 1898 (SAS)). MDL 1358 consists of five consolidated cases, and Sunoco was named as a defendant in the three cases that were filed in New York. In response to motions to dismiss that had been filed, the judge issued an opinion and order that applies to all five cases. The judge dismissed the claims of the class of plaintiffs who have not tested their wells and thus do not know whether there is MTBE contamination (the "non-test class") or who have tested their wells and found no MTBE contam-ination (the "non-contaminated class"). Because all the class plaintiffs in La Susa, et al. v. Amerada Hess, et al. (one of the three New York cases) were in either the non-test class or the non-contaminated class, the La Susa case was dismissed. The other two New York cases are ongoing.

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

Many other legal and administrative proceedings are pending against Sunoco. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. How-ever, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consoli-dated financial position of Sunoco at December 31, 2001.

15. Shareholders' Equity

Each share of Company common stock is entitled to one full vote. The $10 mil-lion of outstanding 6 3/4 percent debentures are convertible into shares of Su-noco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 2001, there were 242,981 shares of common stock reserved for this potential conversion (Note 11).

During the 1999-2001 period, the Company repurchased 16.6 million shares of its common stock for $556 million. At December 31, 2001, the Company has a remain-ing authorization from its Board to purchase up to $304 million of Company com-mon stock in the open market or through privately negotiated transactions from time to time depending on prevailing market conditions.

The Company's Articles of Incorporation authorize the issuance of up to 15,000,000 shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2001, no such shares had been issued.

On February 1, 1996, the Company adopted a shareholder rights plan and desig-nated 1,743,019 shares of its preference stock as Series B participating cumu-lative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right ("Right") for each share of common stock outstand-ing on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. The Rights are attached to the common stock until they become exercis-able. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock or an-nounces a tender offer for 15 percent or more of the common stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Se-ries B participating cumulative preference stock for $100. After a party has acquired 15 percent or more of the common stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in cer-tain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the common stock. The Company may redeem each Right for $.01 per Right at any time until the end of a speci-fied period after a party has acquired 15 percent or more of the common stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the common stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

16. Management Incentive Plans

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan II ("LTPEP II"). The EIP provides for the payment of annual cash incentive awards while the LTPEP II, which succeeded the Long-Term Performance Enhancement Plan in 2001, provides for the award of stock options, common stock units and related rights to direc-tors, officers and other key employees of Sunoco. The options that have been granted under LTPEP II have a ten-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. LTPEP II authorizes the use of four million shares of common stock for awards. No awards may be granted under LTPEP II after December 31, 2006, unless the Board extends this date to a date no later than December 31, 2011. Aggregate charges against income for Sunoco's management incentive plans (covering approximately 190 employees) for 2001, 2000 and 1999 were $20, $15 and $2 million, respectively.

The following table summarizes information with respect to common stock option awards under Sunoco's management incentive plans as well as the Employee Option
Plan:

                                   Management Incentive     Employee Option
                                           Plans                 Plan*
                                  ------------------------ -------------------
                                                 Weighted-
                                      Shares       Average   Shares     Option
                                       Under  Option Price    Under      Price
                                      Option     Per Share   Option  Per Share
------------------------------------------------------------------------------
Outstanding, December 31, 1998     3,775,202        $31.43  570,119     $28.00
Granted                            1,024,580        $25.25       --
Exercised                            (81,575)       $29.31  (24,630)    $28.00
Canceled                            (133,140)       $40.15  (10,315)    $28.00
------------------------------------------------------------------------------
Outstanding, December 31, 1999     4,585,067        $29.83  535,174     $28.00
Granted                              702,210        $28.22       --
Exercised                            (80,923)       $28.47   (5,025)    $28.00
Canceled                            (151,000)       $29.91  (21,130)    $28.00
------------------------------------------------------------------------------
Outstanding, December 31, 2000     5,055,354        $29.63  509,019     $28.00
Granted                              754,960        $37.61       --
Exercised                         (1,279,910)       $29.38 (118,100)    $28.00
Canceled                             (32,710)       $32.12  (12,020)    $28.00
------------------------------------------------------------------------------
Outstanding, December 31, 2001     4,497,694        $31.02  378,899     $28.00
------------------------------------------------------------------------------
Exercisable, December 31
------------------------------------------------------------------------------
1999                               2,741,447        $30.63  535,174     $28.00
2000                               3,358,264        $31.22  509,019     $28.00
2001                               3,051,724        $30.02  378,899     $28.00
------------------------------------------------------------------------------
Available for Grant, December 31
------------------------------------------------------------------------------
1999                               1,311,880                436,945
2000                                 468,652                     --
2001                               3,547,040                     --
------------------------------------------------------------------------------

* Options were granted to employees (other than executives) during 1993 and 1994.

The following table provides additional information concerning all options out-standing at December 31, 2001:

                      Options Outstanding        Options Exercisable
                -------------------------------- -------------------
                             Weighted-
                               Average Weighted-           Weighted-
Range of           Shares    Remaining   Average    Shares   Average
Exercise            Under  Contractual  Exercise     Under  Exercise
Prices             Option Life (Years)     Price    Option     Price
--------------------------------------------------------------------
$23.25--$26.44  1,305,064            7    $24.99 1,290,064    $24.97
$27.25--$28.88  1,256,904            5    $27.80   667,894    $27.74
$30.19--$33.69  1,064,305            6    $32.16   952,305    $32.27
$36.40--$39.88  1,250,320            8    $38.65   520,360    $39.88
--------------------------------------------------------------------
$23.25--$39.88  4,876,593            7    $30.78 3,430,623    $29.80
--------------------------------------------------------------------

Common stock unit awards entitle the holder to receive Company common stock upon completion of a restriction period or upon attainment of predetermined performance targets. The following table summarizes information with respect to common stock unit awards under Sunoco's management incentive plans:

                                     2001      2000     1999
-------------------------------------------------------------
Outstanding at beginning of year  436,292   364,213  305,986
Granted                           114,500   174,585   97,810
Performance factor adjustment*         --    22,240       --
Matured                           (22,902) (117,889) (38,583)
Canceled                           (8,600)   (6,857)  (1,000)
-------------------------------------------------------------
Outstanding at end of year        519,290   436,292  364,213
-------------------------------------------------------------

* Certain performance-based awards were paid out during 2000 at 130 percent of the targeted payout amount for the 1997-99 performance period. The adjust-ment is required since the original grant of these awards was at 100 percent of the targeted amount.

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

(Millions of Dollars,
Except Per Share
Amounts)                2001  2000  1999
----------------------------------------
Net income:
 As reported            $398  $422   $97
 Pro forma              $395  $419   $91
Net income per share:
 As reported           $4.85 $4.82 $1.07
 Pro forma             $4.82 $4.79 $1.00
----------------------------------------

The pro forma amounts above reflect the estimated fair values of $10.38, $6.95 and $6.12 per option granted during 2001, 2000 and 1999, respectively. These values are calculated using the Black-Scholes option pricing model based on the following weighted-average assumptions:

                          2001  2000  1999
------------------------------------------
Expected life (years)        6     6     6
Risk-free interest rate   4.8%  5.4%  6.5%
Dividend yield            2.7%  3.6%  4.0%
Expected volatility      29.3% 28.1% 27.0%
------------------------------------------

17. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valua-tion methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 2001 and 2000, the estimated fair value of Sunoco's long-term debt was $1,215 and $982 million, respectively, compared to carrying amounts of $1,142 and $933 million, respectively. Long-term debt that is publicly traded was val-ued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

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

At December 31, 2001, the Company had recorded liabilities totalling $6 million for hedging losses, which represented their fair value as determined using var-ious indices and dealer quotes. The amount of hedge ineffectiveness on deriva-tive contracts during 2001 was not material. Open contracts as of December 31, 2001 vary in duration but do not extend beyond 2002.

18. Aristech Chemical Corporation Acquisition and Polypropylene Joint Venture

Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemi-cal Corporation ("Aristech"), a wholly owned subsidiary of Mitsubishi Corpora-tion ("Mitsubishi"), for $506 million in cash and the assumption of $163 mil-lion of debt. The purchase price included $107 million for working capital. Contingent payments with a net present value as of the acquisition date of up to $167 million (the "earn out") may also be made if realized margins for poly-propylene and phenol exceed certain agreed-upon thresholds through 2006. In connection with the transaction, Sunoco also entered into a margin hedge agree-ment with Mitsubishi whereby Mitsubishi has provided polypropylene margin pro-tection in 2001 of up to $6.5 million per quarter. Any earn out or margin hedge payments/receipts would be treated as adjustments to the purchase price. In connection with the margin hedge agreement, Sunoco received $19.5 million from Mitsubishi in 2001 related to Aristech's operations for the first nine months and will receive an additional $6.5 million in the first quarter of 2002 re-lated to the fourth quarter's operations. These payments are being reflected as reductions in the purchase price when received. In addition, Mitsubishi is re-sponsible during a 25-year indemnification period for up to $100 million of po-tential environmental liabilities for the business arising out of or related to the period prior to the acquisition date.

Included in the purchase are Aristech's five chemical plants located at Neal, WV; Haverhill, OH; Neville Island, PA; and Pasadena and LaPorte, TX and a re-search center in Pittsburgh, PA. These facilities produce polypropylene, phenol and related derivatives (including biphenol-A) and plasticizers.

The acquisition has been accounted for as a purchase. The results of operations of Aristech have been included in the consolidated statement of income from the date of acquisition. The purchase price has been allocated to the assets ac-quired and liabilities assumed based on their relative estimated fair market values at the acquisition date. The following is a summary of the effects of this transaction on Sunoco's consolidated financial position:

(Millions of Dollars):
------------------------------------------------------------------------------
Allocation of purchase price:
 Accounts and notes receivable, net                                     $ 156
 Inventories                                                              130
 Investments and long-term receivables                                      8
 Properties, plants and equipment, net                                    674
 Deferred charges and other assets                                          7
 Accounts payable                                                        (110)
 Accrued liabilities                                                      (57)
 Current portion of long-term debt                                         (1)
 Taxes payable                                                            (10)
 Long-term debt                                                          (162)
 Retirement benefit liabilities                                           (25)
 Deferred income taxes                                                   (104)
 Other deferred credits and liabilities                                   (20)
------------------------------------------------------------------------------
Cash paid, net of cash received under margin hedge agreement and
 cash acquired                                                          $ 486
------------------------------------------------------------------------------

The unaudited pro forma sales and other operating revenue of Sunoco for the year ended December 31, 2000, as if the acquisition of these assets had oc-curred on January 1, 2000, was $15,385 million. The unaudited pro forma income from continuing operations for the year ended December 31, 2000 was $340 mil-lion ($3.89 per share on a diluted basis). The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the period presented and is not intended to be a projection of future results. Accordingly, the pro forma results do not reflect any restructuring costs, changes in operating levels, or potential cost savings and other synergies that Sunoco's management expects to realize as a result of the acquisition.

Effective June 15, 2000, Sunoco entered into a joint venture (named Epsilon Products Company, LLC) which combined the Company's polymer-grade propylene op-eration at its Marcus Hook, PA, refinery with its partner's adjacent polypropy-lene business (Notes 2, 8 and 14). Sunoco did not recognize any gain or loss on this transaction. The following is a summary of the effects of the transaction on Sunoco's consolidated financial position:

(Millions of Dollars)
---------------------------------------------------
Increase (decrease) in:
 Properties, plants and equipment, net        $(49)
 Investments and long-term receivables          64
---------------------------------------------------
Cash advances to the joint venture            $ 15
---------------------------------------------------

19. Business Segment Information

Sunoco is principally a petroleum refiner and marketer and chemicals manufac-turer with interests in cokemaking. Sunoco's operations are organized into five business segments.

The Refining and Supply segment manufactures petroleum products at Sunoco's Marcus Hook, Philadelphia, Toledo and Tulsa refineries and commodity petrochem-icals at Sunoco's Marcus Hook, Philadelphia and Toledo refineries and sells these products to other Sunoco businesses and to wholesale and industrial cus-tomers. This segment also manufactures lubricant products at Sunoco's Tulsa re-finery which are sold into process oil, wholesale base oil and wax markets ("Western Lubricants") and, prior to the completion of the restructuring of lu-bricants operations in December 2001, included Value Added and Eastern Lubri-cants (Note 3).

The Retail Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in 21 states on the East Coast and in the Mid-west region of the United States.

The Chemicals segment manufactures commodity and intermediate petrochemicals primarily at its Philadelphia cumene and phenol facilities, at its Mont Belvieu, TX, joint venture MTBE facility, at its Marcus Hook joint venture pol-ypropylene facility since June 2000 and effective January 1, 2001, at the chem-ical plants acquired from Aristech located in Neal, WV; Haverhill, OH; Neville Island, PA; and Pasedena and LaPorte, TX. This segment also distributes and markets these products.

The Logistics segment operates refined product and crude oil pipelines and en-gages in crude oil terminalling operations and crude oil acquisition and mar-keting activities. Logistics operations are conducted primarily in the North-east, Midwest and South Central regions of the United States (Note 20).

The Coke segment makes high-quality, blast-furnace coke at Sunoco's Indiana Harbor facility in East Chicago, IN, and Jewell facility in Vansant, VA, and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with two steel companies.

Prior to 2001, Sunoco's retail marketing operations in the Midwest (now in Re-tail Marketing) and its operations that manufactured and marketed wholesale fu-els and petrochemicals produced at the Toledo refinery (now in Refining and Supply) comprised a segment entitled MidAmerica Marketing & Refining. In addi-tion, prior to 2001, Sunoco's Western Lubricants and Value Added and Eastern Lubricants operations (now in Refining and Supply) comprised a segment entitled Lubricants. Sunoco also transferred substantially all of the commodity petro-chemical operations conducted at its Marcus Hook, Philadelphia and Toledo re-fineries from the Chemicals segment to the Refining and Supply segment and changed its transfer-pricing methodology for sales by its Refining and Supply segment to its Chemicals segment. Prior-period amounts have been restated to conform to the 2001 presentation.

Segment Information

                          Refining and     Retail
(Millions of Dollars)           Supply* Marketing       Chemicals     Logistics  Coke  Consolidated
-----------------------------------------------------------------------------------------------------
2001
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers         $5,999     $6,019          $1,264        $  545  $236       $14,063
-----------------------------------------------------------------------------------------------------
 Intersegment                   $3,711     $   --          $   --        $1,068  $ --       $    --
-----------------------------------------------------------------------------------------------------
Operating profit                $  456     $  154          $   15        $   50  $ 91       $   766
Equity income (loss)                 3         --              (6)           11    --             8
Income tax expense                (171)       (56)             (3)          (19)  (30)         (279)
-----------------------------------------------------------------------------------------------------
Profit contribution             $  288     $   98          $    6        $   42  $ 61           495
-------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                           9**
Corporate expenses
 (after taxes)                                                                                  (24)
Net financing expenses
 and other (after taxes)                                                                        (82)
                                                                                            -------
Net income                                                                                  $   398
                                                                                            -------
Depreciation, depletion
 and amortization               $  150     $  100          $   41        $   18  $ 12       $   321
-----------------------------------------------------------------------------------------------------
Capital expenditures            $  122     $  114***       $   30+       $   61  $  4       $   331
-----------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                      $   12     $   --          $  106        $   21  $ --       $   139
-----------------------------------------------------------------------------------------------------
Identifiable assets             $2,346     $1,131          $1,325        $  699  $293       $ 5,932++
-----------------------------------------------------------------------------------------------------

  *  Includes Value Added and Eastern Lubricants operations (Note 3).
 ** Consists of a $21 million after-tax gain on income tax settlement and a $12 million after-tax provision for write-down of assets and other matters (Notes 2 and 3).
*** Excludes the $59 million purchase from The Coastal Corporation of 473 re-tail gasoline outlets located in the eastern United States and related working capital.
   + Excludes the $649 million acquisition of Aristech Chemical Corporation and related working capital.
 ++ After elimination of intersegment receivables. Identifiable assets also include Sunoco's $116 million consolidated deferred income tax asset and $38 million attributable to corporate activities.


                          Refining and     Retail
(Millions of Dollars)           Supply* Marketing  Chemicals  Logistics  Coke  Consolidated
----------------------------------------------------------------------------------------------
2000
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers         $7,207     $5,849    $   729     $  507  $222       $14,514
----------------------------------------------------------------------------------------------
 Intersegment                   $3,968     $   --    $    --     $1,305  $ --       $    --
----------------------------------------------------------------------------------------------
Operating profit                $  497     $  122    $    15     $   58  $ 91       $   783
Equity income                        1         --         11         10    --            22
Income tax expense                (183)       (45)       (10)       (22)  (30)         (290)
----------------------------------------------------------------------------------------------
Profit contribution             $  315     $   77    $    16     $   46  $ 61           515
-----------------------------------------------------------------------------
Special items (after
 taxes)                                                                                 (14)**
Corporate expenses
 (after taxes)                                                                          (23)
Net financing expenses
 and other (after taxes)                                                                (56)
                                                                                    -------
Net income                                                                          $   422
                                                                                    -------
Depreciation, depletion
 and amortization               $  159     $   98    $    13     $   16  $ 12       $   298
----------------------------------------------------------------------------------------------
Capital expenditures            $  257     $  139    $    21     $   43  $  5       $   465
----------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                      $    9     $   --    $   119     $   19  $ --       $   147
----------------------------------------------------------------------------------------------
Identifiable assets             $2,481     $1,142    $   496     $  736  $317       $ 5,426***
----------------------------------------------------------------------------------------------

  *Includes Value Added and Eastern Lubricants operations (Note 3).
 **Consists of a $117 million after-tax gain on income tax settlement, a $5 million after-tax gain on settlement of insurance litigation, a $147 million after-tax provision for write-down of assets and other matters and $11 million of after-tax income from discontinued international oil and gas production op-erations (Notes 2, 3 and 5).
***After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $94 million consolidated deferred income tax asset and $251 million attributable to corporate activities.

Segment Information

                          Refining and       Retail
(Millions of Dollars)           Supply*   Marketing    Chemicals    Logistics           Coke   Consolidated
-------------------------------------------------------------------------------------------------------------
1999
Sales and other
operating revenue
(including consumer
excise taxes):
 Unaffiliated customers         $4,840       $4,253         $530         $210           $212        $10,045
-------------------------------------------------------------------------------------------------------------
 Intersegment                   $2,353         $ --         $ --         $768            $--          $  --
-------------------------------------------------------------------------------------------------------------
Operating profit (loss)         $ (120)      $  112        $  36         $ 65           $ 93        $   186
Equity income                        2           --            8           11             --             21
Income tax (expense)
 benefit                            40          (40)         (15)         (25)           (33)           (73)
-------------------------------------------------------------------------------------------------------------
Profit contribution
 (loss)                         $  (78)        $ 72         $ 29         $ 51           $ 60            134
-------------------------------------------------------------------------------------------------
Special items (after
 taxes)                                                                                                  46**
Corporate expenses
 (after taxes)                                                                                          (23)
Net financing expenses
 and other (after taxes)                                                                                (60)
                                                                                                    -------
Net income                                                                                          $    97
                                                                                                    -------
Depreciation, depletion
 and amortization               $  151       $   86         $ 12         $ 14           $ 13        $   276
-------------------------------------------------------------------------------------------------------------
Capital expenditures            $  158       $  122         $ 43         $ 41***        $ 10        $   374
-------------------------------------------------------------------------------------------------------------
Investments in and
 advances to affiliated
 companies                        $ 21         $ --         $ 55         $ 19            $--           $ 95
-------------------------------------------------------------------------------------------------------------
Identifiable assets             $2,584       $1,036         $460         $657           $325        $ 5,196+
-------------------------------------------------------------------------------------------------------------

  *  Includes Value Added and Eastern Lubricants operations (Note 3).
 ** Consists of a $47 million after-tax gain on settlement of insurance liti-gation and a $1 million after-tax provision for write-down of assets and other matters (Notes 2 and 3).
*** Excludes $36 million acquisition of the crude oil transportation and mar-keting operations of Pride Companies, L.P. and related working capital.
  + After elimination of intersegment receivables. Identifiable assets also in-clude Sunoco's $133 million consolidated deferred income tax asset and $120 million attributable to corporate activities.

Income tax amounts give effect to the tax credits earned by each segment. Over-head expenses that can be identified with a segment have been included as de-ductions in determining the segment's operating profit and profit contribution. Net financing expenses and other consist principally of interest cost, debt and other financing expenses less interest income and interest capitalized. It also includes the preferential return of third-party investors in the Company's cokemaking operations (Note 13). Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)      2001           2000    1999
------------------------------------------------------
Gasoline:
 Wholesale                    $ 1,690  $ 1,986 $ 1,442
 Retail                         3,542    3,597   2,291
Middle distillates              2,861    3,510   2,091
Residual fuel                     525      639     392
Petrochemicals                  1,508      876     633
Lubricants                        476      607     522
Other refined products            450      552     328
Other products and
 services                         543      437     395
Resales of purchased
 crude oil                        491      452     156
Coke and coal                     236      222     212
Consumer excise taxes           1,741    1,636   1,583
------------------------------------------------------
                              $14,063  $14,514 $10,045
------------------------------------------------------

20. Subsequent Event

In February 2002, the Company contributed a substantial portion of its logis-tics business to Sunoco Logistics Partners L.P., its recently formed master limited partnership (the "Partnership"), in exchange for a 73.2 percent limited partner interest and a 2 percent general partner interest in the Partnership, and a $245 million special distribution, representing the estimated net pro-ceeds from the Partnership's sale of ten-year senior notes. The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit. Proceeds from the offering, which totalled an estimated $102 million net of underwriting discounts and offering expenses, were used by the Partnership to establish working capital amounts that were not contributed to the Partnership by Sunoco. Sunoco liquidated this retained working capital subsequent to the Partnership's formation. The accounts of the Partnership con-tinue to be included in Sunoco's consolidated financial statements. No gain or loss was recognized on this transaction.

Concurrent with the offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput us-age of certain Partnership assets. These agreements also establish fees for ad-ministrative services provided by Sunoco to the Partnership and indemnifica-tions by Sunoco for certain environmental, toxic tort and other liabilities.

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

 The Audit Committee of the Board of Directors, which met thirteen times during 2001, is comprised of directors who meet the independence requirements of the New York Stock Exchange. It assists the Board of Directors in discharging its duties relating to accounting and reporting practices and internal control, and it assesses the performance and recommends the appointment of the independent auditors. Both the independent auditors and Sunoco's internal auditors have un-restricted access to the Committee to discuss audit findings and other finan-cial matters.

/s/ John G. Drosdick

John G. Drosdick
Chairman, Chief Executive Officer & President

/s/ Thomas W. Hofmann

Thomas W. Hofmann
Senior Vice President & Chief Financial Officer


Report of Independent Auditors

To the Shareholders and Board of Directors,Sunoco, Inc.

 We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally ac-cepted in the United States.

 As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments in 2001.



                             /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 8, 2002

--------------------------------------------------------------------------------

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*                         2001  2000**  1999**
------------------------------------------------------------------
Refinery crude unit capacity at December 31  730.0 730.0   730.0
Input to crude units                         687.7 673.3   678.2
Refinery crude unit capacity utilized          94%   92%     93%
------------------------------------------------------------------

 * Thousands of barrels daily except percentages.
** Restated to conform to the 2001 presentation.

Refined Product
Sales*               2001  2000**  1999**
-----------------------------------------
Gasoline:
 Wholesale          137.5 145.0   169.1
 Retail             244.1 225.3   216.6
Middle distillates  240.7 251.2   256.2
Residual fuel        59.8  55.6    56.2
Petrochemicals***    13.5  13.4    14.0
Lubricants            9.3   8.5     7.7
Other                52.8  52.0    51.6
-----------------------------------------
                    757.7 751.0   771.4
-----------------------------------------

  * Thousands of barrels daily to third parties. Excludes amounts attributable to Value Added and Eastern Lubricants operations.
 ** Restated to conform to the 2001 presentation.
*** Consists of sales of petrochemicals produced at Sunoco's Marcus Hook, Phil-adelphia and Toledo refineries excluding cumene, which is included in the Chemicals segment.

Inventories*        2001 2000 1999
----------------------------------
Crude oil           22.6 20.7 19.2
Refined products**  19.8 18.7 18.5
----------------------------------

 * Millions of barrels at December 31.
** Includes petrochemical inventories produced at Sunoco's Marcus Hook, Phila-delphia and Toledo refineries excluding cumene, which is included in the Chemicals segment.

Retail Gasoline Outlets   2001  2000  1999
------------------------------------------
Direct outlets:
 Company owned or leased 1,433 1,287 1,309
 Dealer owned              686   550   532
------------------------------------------
Total direct outlets     2,119 1,837 1,841
Distributor outlets      2,032 1,798 1,697
------------------------------------------
                         4,151 3,635 3,538
------------------------------------------

Throughput per Direct
Outlet*                        2001  2000  1999
-----------------------------------------------
Company owned or leased       108.2 109.8 108.5
Dealer owned                   81.1  85.6  80.7
-----------------------------------------------
Average-total direct outlets   99.3 102.6 100.5
-----------------------------------------------

* Thousands of gallons of gasoline monthly.

Chemicals Segment Data

Chemical Sales*               2001  2000  1999
------------------------------------------------------------------------------
Phenol and related products  2,605 1,771 1,744
Polypropylene**              1,384    --    --
Plasticizers                   532    --    --
Propylene                      715   761   747
Other                          175   297   289
------------------------------------------------------------------------------
                             5,411 2,829 2,780
------------------------------------------------------------------------------
 *Millions of pounds.
**Excludes Epsilon Products Company, LLC polypropylene joint venture.

Other Data                    2001  2000  1999
------------------------------------------------------------------------------
Chemical inventories*          453   155   118
------------------------------------------------------------------------------
* Millions of pounds.

Logistics Segment Data

Pipeline Shipments*           2001  2000  1999
------------------------------------------------------------------------------
Crude oil                     52.2  54.0  49.4
Refined products              31.3  30.2  32.0
------------------------------------------------------------------------------
* Billions of barrel miles. Includes Sunoco's proportionate share of shipments in pipelines in which it has an ownership interest.

Coke Segment Data*

                              2001  2000  1999
------------------------------------------------------------------------------
Coke production              2,006 2,010 1,910
Coke sales                   2,002 2,011 1,854
------------------------------------------------------------------------------

* Thousands of tons.

--------------------------------------------------------------------------------

Quarterly Financial and Stock Market Information (Unaudited)
(Millions of Dollars Except Per Share Amounts and Common Stock Prices)

                                       2001                                     2000
                          -------------------------------------    ------------------------------------
                            First     Second    Third    Fourth      First   Second    Third     Fourth
                          Quarter    Quarter  Quarter   Quarter    Quarter  Quarter  Quarter    Quarter
----------------------------------------------------------------------------------------------------------
Sales and other
 operating revenue
 (including consumer
 excise taxes)*            $3,627     $3,916   $3,588    $2,932     $3,244   $3,633   $3,819     $3,818
Gross profit**               $336       $475     $295      $151       $213     $338     $289       $351
Income (loss) from
 continuing operations       $106***    $196+     $92++      $4+++     $67     $215#    $(25)##    $154###
Net income (loss)            $106       $196      $92        $4        $78@    $215     $(25)      $154
Earnings per share of
 common stock:
 Basic:
  Income (loss) from
   continuing operations    $1.26      $2.38    $1.15      $.05       $.75    $2.45    $(.29)     $1.81
  Net income (loss)         $1.26      $2.38    $1.15      $.05       $.87    $2.45    $(.29)     $1.81
 Diluted:
  Income (loss) from
   continuing operations    $1.24      $2.35    $1.14      $.05       $.75    $2.44   $(.29)@@    $1.80
  Net income (loss)         $1.24      $2.35    $1.14      $.05       $.87    $2.44   $(.29)@@    $1.80
Cash dividends per share
 of common stock             $.25       $.25     $.25      $.25       $.25     $.25     $.25       $.25
Common stock price@@@--
 high                      $37.00     $42.73   $38.80    $39.20     $28.94   $33.25   $30.69     $34.56
         --low             $29.13     $31.30   $32.00    $34.34     $21.94   $25.13   $23.75     $26.00
         --end of period   $32.43     $36.63   $35.60    $37.34     $27.38   $29.44   $26.94     $33.69
----------------------------------------------------------------------------------------------------------

  * Reflects increases of $111, $121 and $141 million for the quarters ended March 31, June 30 and September 30, 2001, respectively, and $94, $115 and $117 million for the quarters ended March 31, June 30 and September 30, 2000, respectively, compared to amounts previously reported on Securities and Exchange Commission Form 10-Q. These increases are due to the record-ing as revenues, transactions related to the crude oil gathering and mar-keting activities of the Company's logistics operations, commencing in the fourth quarter of 2001. Previously, these transactions were recorded as a reduction in cost of products sold and operating expenses.
 ** Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
*** Includes a $7 million after-tax provision for write-down of assets and other matters.
   + Includes a $6 million after-tax provision for write-down of assets and other matters.
  ++ Includes a $21 million after-tax gain on income tax settlement and a $13 million after-tax provision for write-down of assets and other matters.
 +++ Includes a $14 million after-tax benefit for write-down of assets and other matters.
  #  Includes a $79 million after-tax gain on income tax settlement.
 ## Includes a $5 million after-tax gain on settlement of insurance litigation and a $134 million after-tax provision for write-down of assets and other matters.
### Includes a $38 million after-tax gain on income tax settlement and a $17 million after-tax provision for write-down of assets and other matters.
  @ Includes an $11 million after-tax favorable adjustment to the gain on di-vestment of the Company's international oil and gas production business which was sold in 1996.
@@ Since the assumed issuance of common stock related to stock incentive awards would have resulted in a reduction in the loss per share, the di-luted per share amounts are equal to the basic per share amounts.
@@@ The Company's common stock is principally traded on the New York Stock Ex-change, Inc. under the symbol "SUN." The Company had approximately 27,500 holders of record of common stock as of January 31, 2002.

49