Form 10-K, Exhibit 13
period 2004-12-31
SUNOCO INC
filed 2005-03-04
CIK 95304

Selected Financial Data

(Millions of Dollars or Shares, Except Per Share Amounts)	2004		2003*		2002	2001	2000
Statement of Income Data:
Sales and other operating revenue (including consumer excise taxes)	$25,468		$17,969		$14,299	$14,063	$14,514
Income (loss) from continuing operations**	$605		$312		$(47)	$398	$411
Income from discontinued operations	$—		$—		$—	$—	$11	***
Net income (loss)	$605		$312		$(47)	$398	$422
Per Share Data:
Income (loss) from continuing operations:
Basic	$8.16		$4.07		$(.62)	$4.92	$4.72
Diluted	$8.08		$4.03		$(.62)	$4.85	$4.70
Net income (loss):
Basic	$8.16		$4.07		$(.62)	$4.92	$4.85
Diluted	$8.08		$4.03		$(.62)	$4.85	$4.82
Cash dividends on common stock	$1.15	†	$1.025	†	$1.00	$1.00	$1.00
Balance Sheet Data:
Cash and cash equivalents	$405		$431		$390	$42	$239
Total assets	$8,079		$7,053		$6,441	$6,019	$5,537
Short-term borrowings and current portion of long-term debt	$103		$103		$2	$302	$2
Long-term debt	$1,379		$1,498		$1,453	$1,142	$933
Shareholders’ equity	$1,607		$1,556		$1,394	$1,642	$1,702
Outstanding shares of common stock	69.3		75.4		76.4	75.5	84.8
Shareholders’ equity per outstanding share	$23.18		$20.64		$18.24	$21.74	$20.06
*	Restated to reflect the consolidation of the Epsilon Products Company, LLC polypropylene joint venture, effective January 1, 2003, in connection with the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” in the first quarter of 2004. (See Note 1 to the consolidated financial statements.)
**	Includes after-tax gains on income tax settlements totaling $18, $21 and $117 million in 2004, 2001 and 2000, respectively, an after-tax gain on settlement of insurance litigation totaling $5 million in 2000, an after-tax gain associated with a retail marketing divestment program in the Midwest totaling $9 million in 2003, after-tax provisions for asset write-downs and other matters totaling $8, $32, $22, $1 and $147 million in 2004, 2003, 2002, 2001 and 2000, respectively, and an after-tax loss from early extinguishment of debt totaling $34 million in 2004. (See Notes 2, 3, 4 and 11 to the consolidated financial statements.)
***	Consists of a favorable adjustment to the 1996 gain on divestment of discontinued international oil and gas production operations.
†	The Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year) for the fourth quarter of 2003 and then to $.30 per share ($1.20 per year) for the third quarter of 2004 and to $.40 per share ($1.60 per year) for the second quarter of 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis is management’s analysis of the financial performance of Sunoco, Inc. and subsidiaries (collectively, “Sunoco” or the “Company”) and of significant trends that may affect its future performance. It should be read in conjunction with Sunoco’s consolidated financial statements and related notes. Those statements in Management’s Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 40 for a discussion of the factors that could cause actual results to differ materially from those projected.

Overview

Sunoco’s profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had, and should continue to have, a significant impact on margins and the financial results of the Company.

During the first nine months of 2002, refined product margins in Sunoco’s principal refining centers in the Northeast and Midwest were weak due to high industry inventory levels, rising crude oil prices, a higher level of gasoline imports from Europe and warmer winter weather in early 2002. In the latter part of 2002, refining margins began to improve, and throughout most of 2003 and 2004 were very strong, benefiting from low industry refined product inventory levels, colder winter weather in early 2003, stringent fuel specifications in 2004 related to sulfur reductions in gasoline and MTBE-related product changes, and strong refined product demand as a result of an improving U.S. and global economy. Chemical margins for most products were weak during most of 2002 as a result of an oversupplied marketplace. In the latter part of 2002, chemical margins began to strengthen in response to price increases due to phenol supply disruptions in the United States and an improvement in product demand. This improvement continued during 2003 and 2004 as chemical prices continued to rise and product demand strengthened further as a result of the improving U.S. and global economy.

In 2005, the Company believes refined product margins will be lower than the very high levels achieved in 2004 but should remain above historical averages, primarily due to strong global product demand and the more stringent fuel specifications. These factors are expected to keep the supply/demand balance tight. In addition, the Company believes chemical margins and volumes will remain strong in 2005 assuming economic strength in the U.S. and the rest of the world continues to favorably impact global demand. However, the absolute level of refined product and chemical margins is difficult to predict as they are influenced by these and other extremely volatile factors in the global marketplace, including the effects of weather conditions on product supply and demand.

The Company’s future operating results and capital spending plans will also be impacted by environmental matters (see “Environmental Matters” below).

Strategic Actions

Sunoco is committed to improving its performance and enhancing its shareholder value while, at the same time, maintaining its financial strength and flexibility by continuing to:

•	Deliver excellence in health and safety and environmental compliance;

•	Increase reliability and realize additional operational improvements from existing assets in each of the Company’s businesses;

•	Prudently manage expenses and capital spending;

•	Diversify, upgrade and grow the Company’s asset base through strategic acquisitions and investments;

•	Divest assets that do not meet the Company’s return-on-investment criteria;

•	Optimize the Company’s capital structure; and

•	Return cash to the Company’s shareholders through the payment of cash dividends and the purchase of Company common stock.

During the 2003-2004 period, Sunoco has undertaken the following initiatives as part of this strategy:

•	Effective March 31, 2003, the Company invested $198 million to secure a favorable long-term supply of propylene for its Gulf Coast polypropylene business through the formation of a limited partnership with Equistar Chemicals, L.P. (“Equistar”) and to increase its polypropylene capacity through the acquisition of Equistar’s polypropylene facility in Bayport, TX. Equistar’s income contribution amounted to $27 and $14 million after tax in 2004 and 2003, respectively.

•	During the second quarter of 2003, Sunoco completed the $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC (“Marathon”) of 193 Speedway® retail gasoline sites located primarily in Florida and South Carolina. The income contribution from these sites amounted to $13 and $7 million after tax in 2004 and 2003, respectively.

•	In October 2003, Sun Coke entered into an agreement to supply International Steel Group with 550 thousand tons-per-year of coke from Sun Coke’s new $146 million cokemaking facility in Haverhill, OH, which is expected to be operational in March 2005.

•	During 2003, the Company accelerated its Retail Portfolio Management program to selectively reduce its invested capital in Company-owned or leased sites, while retaining most of the gasoline sales volumes attributable to the divested sites. Through year-end 2004, 241 sites have been divested, with most of the sites converted to contract dealers or distributors, generating $120 million of divestment proceeds. The Company expects to generate approximately $50 million of additional proceeds in 2005 under this program through the divestment/conversion of an additional 100 sites.

•	During the fourth quarter of 2003, Sunoco substantially completed a program to sell its interest in certain retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati, generating $46 million of cash proceeds.

•	In January 2004, Sunoco completed the acquisition from El Paso Corporation of the 150 thousand barrels-per-day Eagle Point refinery and related assets located near the Company’s existing Northeast Refining operations for $250 million, including inventory. The income contribution from the Eagle Point refinery amounted to $135 million after tax in 2004.

•	In January 2004, the Company completed the sale of its plasticizer business to BASF, generating approximately $90 million of cash proceeds.

•	In April 2004, Sunoco Logistics Partners L.P. (the “Partnership”), the master limited partnership that is 62.6 percent owned by Sunoco, issued 3.4 million limited partnership units, generating $129 million of net proceeds. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million.

•	In April 2004, Sunoco completed the $181 million purchase from ConocoPhillips of 340 Mobil® retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C. The income contribution from these sites amounted to $15 million after tax in 2004.

•	During the second quarter of 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank, generating $100 million of cash proceeds.

•	In August 2004, Sun Coke entered into an agreement with two major steel companies with respect to a 1.6 million metric tons-per-year cokemaking facility and associated cogeneration power plant in Vitória, Brazil with an estimated cost of $350-$400 million, which is expected to be operational in 2006. Sun Coke will operate the cokemaking facility and will have an initial 1 percent ownership interest in this venture and an option to purchase, at net book value, an additional 19 percent interest.

•	In September 2004, Sunoco completed the sale of its one-third interest in the Belvieu Environmental Fuels (“BEF”) MTBE production facility to Enterprise Products Operating L.P., generating $15 million of cash proceeds.

•	In 2004, Sunoco completed a debt restructuring, which reduced its outstanding debt by approximately $100 million and lowered its weighted average interest rate. Pretax interest expense is expected to decline approximately $20 million in 2005 as a result of the debt restructuring.

•	Effective in the second quarter of 2005, Sunoco increased the quarterly dividend paid on common stock to $.40 per share ($1.60 per year), following increases from $.275 per share to $.30 per share in the third quarter of 2004 and from $.25 per share to $.275 per share in the fourth quarter of 2003.

•	During 2004 and 2003, the Company repurchased 8.0 and 2.9 million shares of its outstanding common stock for $568 and $136 million, respectively. In September 2004, the Company announced that its Board of Directors approved an increase of $500 million to the share repurchase authorization. At December 31, 2004, the Company had a remaining authorization from its Board to purchase up to $227 million of Company common stock. In March 2005, an additional $500 million authorization was approved. Sunoco expects to continue to purchase Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

For additional information regarding the above actions, see Notes 2, 3, 11, 13 and 14 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	2004	2003	2002
Refining and Supply	$541	$261	$(31)
Retail Marketing	68	91	20
Chemicals	94	53	28
Logistics	31	26	33
Coke	40	43	42
Corporate and Other:
Corporate expenses	(67)	(40)	(26)
Net financing expenses and other	(78)	(99)	(91)
Income tax settlement	18	—	—
Midwest marketing divestment program	—	9	—
Asset write-downs and other matters	(8)	(32)	(22)
Debt restructuring	(34)	—	—
Consolidated net income (loss)	$605	$312	$(47)

Analysis of Earnings Profile of Sunoco Businesses

In 2004, Sunoco earned $605 million, or $8.08 per share of common stock on a diluted basis, compared to net income of $312 million, or $4.03 per share, in 2003 and a net loss of $47 million, or $.62 per share, in 2002.

The $293 million increase in net income in 2004 was primarily due to an increase in margins in Sunoco’s Refining and Supply business ($234 million) and the income contribution from the Eagle Point refinery acquired on January 13, 2004 ($135 million). Also contributing to the improvement were higher production of refined products ($15 million), higher margins from Sunoco’s Chemicals business ($35 million), income attributable to the Mobil® retail gasoline outlets acquired from ConocoPhillips in April 2004 ($15 million), increased income from the Speedway® sites acquired from Marathon in June 2003 ($6 million), increased earnings related to the March 2003 propylene supply agreement with Equistar ($12 million), lower net financing expenses ($21 million), a gain on an income tax settlement ($18 million) and lower provisions for asset write-downs and other matters ($24 million). Partially offsetting these positive factors were higher expenses across the Company ($104 million), primarily fuel, depreciation and employee-related charges, including pension and performance-related incentive compensation; lower non-gasoline income ($9 million); lower margins for retail gasoline ($27 million); an accrual for the estimated liability attributable to retrospective premiums related to certain insurance policies ($10 million); the absence of gains from a retail marketing divestment program in the Midwest ($9 million); a loss on early extinguishment of debt in connection with a debt restructuring ($34 million); and a higher effective income tax rate ($23 million).

In 2003, the $359 million increase in net income was primarily due to significantly higher margins in Sunoco’s Refining and Supply ($339 million), Retail Marketing ($78 million) and Chemicals ($50 million) businesses. Also contributing to the improvement in earnings were higher production of refined products ($13 million), $7 million of after-tax income from the retail gasoline sites acquired from Marathon and $14 million of after-tax income related to the propylene supply agreement with Equistar. Partially offsetting these positive factors were higher expenses across the Company ($109 million), primarily refinery fuel and utility costs and employee-related expenses, including pension and performance-related incentive compensation; lower chemical sales volumes ($15 million); higher net financing expenses ($8 million), primarily due to higher expenses attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations; and a higher effective income tax rate ($7 million).

Refining and Supply

The Refining and Supply business manufactures petroleum products and commodity petrochemicals at its Marcus Hook, Philadelphia, Eagle Point and Toledo refineries and petroleum and lubricant products at its Tulsa refinery and sells these products to other Sunoco businesses and to wholesale and industrial customers. Refining operations are comprised of Northeast Refining (the Marcus Hook, Philadelphia and Eagle Point refineries) and MidContinent Refining (the Toledo and Tulsa refineries).

	2004	2003	2002
Income (loss) (millions of dollars)	$541	$261	$(31)
Wholesale margin* (per barrel):
Total Refining and Supply	$6.30	$4.76	$2.83
Northeast Refining	$6.36	$4.63	$2.47
MidContinent Refining	$6.12	$5.05	$3.69
Throughputs** (thousands of barrels daily):
Crude oil	855.7	708.1	689.9
Other feedstocks	58.8	53.2	58.4
Total throughputs	914.5	761.3	748.3
Products manufactured** (thousands of barrels daily):
Gasoline	442.0	375.6	375.2
Middle distillates	300.3	236.7	231.2
Residual fuel	73.0	59.8	55.9
Petrochemicals	38.1	27.9	30.5
Lubricants	13.6	13.6	13.1
Other	82.0	77.6	73.4
Total production	949.0	791.2	779.3
Less: Production used as fuel in refinery operations	46.2	37.1	37.0
Total production available for sale	902.8	754.1	742.3
Crude unit capacity (thousands of barrels daily) at December 31***	890.0	730.0	730.0
Crude unit capacity utilized	97%	97%	95%
Conversion capacity† (thousands of barrels daily) at December 31	361.7	306.7	306.7
Conversion capacity utilized	98%	98%	95%
*	Wholesale sales revenue less related cost of crude oil, other feedstocks, product purchases and terminalling and transportation divided by production available for sale.
**	Data pertaining to the Eagle Point refinery are based on the amounts attributable to the 354-day ownership period (January 13, 2004 – December 31, 2004) divided by 366 days.
***	Reflects an increase in January 2004 due to the acquisition of the 150 thousand barrels-per-day Eagle Point refinery and a 10 thousand barrels-per-day adjustment in MidContinent Refining. In January 2005, crude unit capacity increased again to 900 thousands of barrels daily due to an additional 10 thousand barrels-per-day adjustment in MidContinent Refining.
†	Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products. Reflects an increase in January 2004 as a result of the Eagle Point refinery acquisition. In January 2005, conversion capacity increased again to 372 thousands of barrels daily due to a 5.0 thousand barrels-per-day adjustment in Northeast Refining and a 5.3 thousand barrels-per-day adjustment in MidContinent Refining.

The Refining and Supply segment results increased $280 million in 2004. In addition to a $135 million income contribution from the Eagle Point refinery, the improvement was primarily due to higher realized margins ($234 million) resulting largely from low industry inventory levels, particularly for distillate products, and stronger product demand. Also contributing to the increase were higher production volumes ($15 million). Partially offsetting these positive factors were higher expenses ($76 million), including fuel, depreciation and employee-related charges and a higher effective income tax rate ($23 million).

Refining and Supply segment results increased $292 million in 2003 primarily due to significantly higher realized margins ($339 million) and a 2 percent increase in total production volumes ($13 million). The margin improvement resulted largely from low industry inventory levels, stronger product demand, the exceptionally cold winter weather in early 2003 and industry-related operating problems in part due to an electrical power failure in the Northeast. Partially offsetting these positive factors were higher expenses ($53 million), primarily refinery fuel and utility costs and employee-related expenses.

Effective January 13, 2004, Sunoco completed the purchase of the 150 thousand barrels-per-day Eagle Point refinery and related assets from El Paso Corporation for $250 million, including inventory. In connection with this transaction, Sunoco also assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ, near the Company’s existing Northeast refining operations. Management believes the acquisition of the Eagle Point refinery complements and enhances the Company’s refining operations in the Northeast and enables the capture of significant synergies in Northeast Refining. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco subsequently sold in March 2004 to Sunoco Logistics Partners L.P., the master limited partnership that is 62.6 percent owned by Sunoco. (See Note 2 to the consolidated financial statements.)

During 2002, Sunoco recorded a $2 million after-tax charge to write off certain processing units at its Toledo refinery that were shut down as part of its decision to eliminate less efficient production capacity and established a $3 million after-tax accrual relating to a lawsuit concerning the Puerto Rico refinery, which was divested in December 2001. These amounts are reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 2 to the consolidated financial statements).

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 24 states, primarily on the East Coast and in the Midwest region of the United States.

	2004	2003	2002
Income (millions of dollars)	$68	$91	$20
Retail margin* (per barrel):
Gasoline	$4.13	$4.34	$3.14
Middle distillates	$4.40	$4.73	$4.14
Sales (thousands of barrels daily):
Gasoline	296.3	276.5	262.3
Middle distillates	42.7	40.3	36.4
	339.0	316.8	298.7
Retail gasoline outlets	4,804	4,528	4,381
*	Retail sales price less related wholesale price and terminalling and transportation costs per barrel. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

Retail Marketing segment income decreased $23 million in 2004. Excluding income from the Mobil® and Speedway® acquired sites, the decrease in results was primarily due to a lower average retail gasoline margin ($27 million), which was down 0.5 cents per gallon, or 5 percent, versus 2003. Also contributing to the decline were lower gasoline sales volumes ($4 million), lower distillate margins ($3 million) and lower non-gasoline income ($9 million). Partially offsetting these negative factors were income attributable to the Mobil® sites (acquired from ConocoPhillips in April 2004) of $15 million and a $6 million increase in income attributable to the Speedway® sites (acquired from Marathon Ashland Petroleum in June 2003).

Retail marketing segment income increased $71 million in 2003 primarily due to a higher average retail gasoline margin ($73 million), which was up 2.9 cents per gallon, or 38 percent, versus 2002. Also contributing to the improvement were higher retail distillate margins ($5 million), higher gasoline and distillate sales volumes ($5 million) and $7 million of after-tax income from the Speedway® retail sites. Partially offsetting these positive factors were higher expenses ($18 million), which were largely employee related.

During the second quarter of 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank. In connection with this divestment, Sunoco received $100 million in cash proceeds, recognized a $2 million after-tax gain on the divestment and established a $2 million after-tax accrual for employee terminations and other exit costs. In addition, the two companies signed a seven-year agreement for the operation and servicing of the Sunoco private label credit card program.

In April 2004, Sunoco completed the purchase of 340 retail outlets operated under the Mobil® brand from ConocoPhillips for $181 million, including inventory. Of the total sites acquired, 112 were owned outright or subject to long-term leases, with average throughput of approximately 175 thousand gallons per month. The remaining network consisted of contracts to supply 34 dealer-owned and operated locations and 194 branded distributor-owned locations. These outlets, which included 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. These sites are being re-branded to Sunoco® gasoline and APlus® convenience stores over time. In the second quarter of 2003, Sunoco completed the purchase of 193 Speedway® retail gasoline sites from a subsidiary of Marathon Ashland Petroleum LLC for $162 million, including inventory. The sites, which are located primarily in Florida and South Carolina, were all Company-operated locations with convenience stores. Of the 193 outlets, Sunoco became lessee for 54 of the sites under long-term lease agreements. The Speedway® sites were re-branded as Sunoco® locations during the 2003-2004 period. The Company believes these acquisitions fit its long-term strategy of building a retail and convenience store network designed to provide attractive long-term returns. (See Note 2 to the consolidated financial statements.)

A Retail Portfolio Management (“RPM”) program is ongoing, which is selectively reducing the Company’s invested capital in Company-owned or leased sites. During the 2003-2005 period, selected sites, including some of the recently acquired Speedway® and Mobil® outlets, are being divested with most of the sites being converted to contract dealers and distributors. The Company expects to generate divestment proceeds of approximately $170 million, of which $120 million has been received in 2003 and 2004 related to the sale of 241 sites. Most of the gasoline sales volume attributable to the divested sites has been retained within the Sunoco branded business. During 2004 and 2003, net after-tax gains totaling $7 and $8 million, respectively, were recognized in connection with the RPM program. The Company expects the RPM program will generate additional gains in 2005.

In April 2003, Sunoco announced its intention to sell its interest in 190 retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati (“Midwest Marketing Divestment Program”). During 2003, 75 Company-owned or leased properties and contracts to supply 23 dealer-owned sites were divested under this program. The cash generated from these divestments totaled $46 million, which represented substantially all of the proceeds from the program. The remaining 92 sites, which were virtually all dealer-owned locations, were converted to distributor outlets in 2004. During 2003, a $9 million after-tax gain was recognized in connection with the Midwest Marketing Divestment Program, which is reported separately in Corporate and Other in the Earnings Profile of Sunoco Businesses. Sunoco continues to supply branded gasoline to substantially all of the divested outlets.

Chemicals

The Chemicals business manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia, PA refinery and the Eagle Point refinery in Westville, NJ. In addition, propylene and polypropylene are produced at the Marcus

Hook, PA Epsilon Products Company, LLC joint venture facility (“Epsilon”). This business also distributes and markets these products. In September 2004, Sunoco sold its one-third interest in its Mont Belvieu, TX Belvieu Environmental Fuels (“BEF”) MTBE production facility to Enterprise Products Operating L.P. (“Enterprise”). In addition, a facility in Pasadena, TX, which produces plasticizers, was sold to BASF in January 2004, while a facility in Neville Island, PA continues to produce plasticizers exclusively for BASF under a three-year tolling agreement.

	2004	2003*	2002
Income (millions of dollars)	$94	$53	$28
Margin** (cents per pound):
All products***	11.0¢	9.5¢	6.3¢
Phenol and related products	9.7¢	8.2¢	6.6¢
Polypropylene***	13.4¢	11.5¢	9.0¢
Sales (millions of pounds):
Phenol and related products	2,615	2,629	2,831
Polypropylene†	2,239	2,248	1,346
Plasticizers††	28	591	615
Propylene†††	—	—	774
Other	187	173	178
	5,069	5,641	5,744
*	Restated to reflect the consolidation of Epsilon, effective January 1, 2003, in connection with the adoption of FASB Interpretation No. 46 in the first quarter of 2004.
**	Wholesale sales revenue less the cost of feedstocks, product purchases and related terminalling and transportation divided by sales volumes.
***	The polypropylene and all products margins include the impact of a long-term supply contract entered into on March 31, 2003 with Equistar Chemicals, L.P. (“Equistar”) which is priced on a cost-based formula that includes a fixed discount (see below).
†	Includes amounts attributable to the Bayport facility subsequent to its purchase effective March 31, 2003 (see below) and the Epsilon joint venture subsequent to its consolidation effective January 1, 2003.
††	The plasticizer business was divested in January 2004 (see below).
†††	Effective with the consolidation of Epsilon beginning January 1, 2003, excludes refinery-grade propylene sold to Epsilon which is now eliminated in consolidation.

Chemicals segment income increased $41 million in 2004 due largely to higher realized margins for both phenol and polypropylene ($35 million) and an increased income contribution associated with the March 2003 propylene supply agreement with Equistar ($12 million). Also contributing to the improvement were higher operating earnings from the recently divested BEF joint venture chemical operations ($6 million) (see below). Partially offsetting these positive factors were higher expenses ($9 million), largely natural gas fuel costs.

Chemicals segment income increased $25 million in 2003 due largely to higher margins for both phenol and polypropylene ($50 million) and $14 million of after-tax income related to the supply agreement with Equistar. Partially offsetting the positive variances were higher expenses ($8 million), including natural gas fuel costs; lower sales volumes ($15 million); and lower equity income from BEF ($10 million), due to weakness in MTBE demand. Also included in 2003 results were $4 million of after-tax charges primarily related to employee terminations in connection with a productivity improvement plan.

In 2004, Sunoco sold its one-third partnership interest in BEF to Enterprise for $15 million in cash, resulting in an $8 million after-tax loss on divestment. In connection with the sale, Sunoco has retained one-third of any liabilities and damages exceeding $300 thousand in the aggregate arising from any claims resulting from the ownership of the assets and liabilities of BEF for the period prior to the divestment date, except for any on-site environmental claims which are retained by Enterprise. As a result of various governmental actions which caused a material adverse impact on MTBE industry demand, in 2003, BEF recorded a write-down of its MTBE production facility to its estimated fair value at that time. Sunoco’s share of this provision amounted to $15 million after tax. During

2003, Sunoco also announced its decision to sell its plasticizer business and recorded a $17 million after-tax charge to write down the assets held for sale to their estimated fair values less costs to sell and to establish accruals for employee terminations and other required exit costs. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. The sale included the Company’s plasticizer facility in Pasadena, TX. The Company’s Neville Island, PA site was not part of the transaction and continues to produce plasticizers exclusively for BASF under a three-year tolling agreement. Sunoco also agreed to provide terminalling services at this facility to BASF for a 15-year period. During 2002, Sunoco shut down a 200 million pounds-per-year polypropylene line at its LaPorte, TX plant and a 170 million pounds-per-year aniline and diphenylamine production facility in Haverhill, OH. In connection with the 2002 shutdowns, the Company recorded a $14 million after-tax provision in 2002, primarily related to the write-off of the affected assets. All of these items are reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Notes 2 and 3 to the consolidated financial statements).

Effective March 31, 2003, Sunoco formed a limited partnership with Equistar involving Equistar’s ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell Chemical Company. In connection with this transaction, Equistar and the new partnership entered into a 700 million pounds-per-year, 15-year propylene supply contract with Sunoco. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. Sunoco also purchased Equistar’s polypropylene facility in Bayport, TX. Sunoco paid $194 million in cash and borrowed $4 million from the seller to form the partnership and acquire the Bayport facility. Through the new partnership, the Company believes it has secured a favorable long-term supply of propylene for its Gulf Coast polypropylene business. Realization of these benefits is largely dependent upon performance by Equistar, which has a credit rating below investment grade. Equistar has not given any indication that it will not perform under its contracts. In the event of nonperformance, Sunoco has collateral and certain other contractual rights under the partnership agreement. The acquisition of the Bayport facility has increased the Company’s polypropylene capacity, complementing and enhancing the Company’s existing polypropylene business and strengthening its market position (see Note 2 to the consolidated financial statements).

Effective January 1, 2001, Sunoco completed the acquisition of Aristech, a wholly owned subsidiary of Mitsubishi Corporation (“Mitsubishi”), for $506 million in cash and the assumption of $163 million in debt. Contingent payments with a net present value as of the acquisition date of up to $167 million (the “earn out”) may also be made if realized margins for polypropylene and phenol exceed certain agreed-upon thresholds through 2006. As of December 31, 2004, no such payments have been earned. Since the $167 million represents a present value as of January 1, 2001, the actual amounts that could ultimately be paid under the earn out provisions increase over time by a contract-specified 11 percent per year. However, these contingent payments are limited to $90 million per year. Any earn out payments would be treated as adjustments to the purchase price. In addition, Mitsubishi is responsible for up to $100 million of any potential environmental liabilities of the business identified through 2026 arising out of or related to the period prior to the acquisition date.

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics business has an ownership interest in several refined product and crude oil pipeline joint ventures. Logistics operations are conducted primarily through Sunoco Logistics Partners L.P., the master limited partnership that is 62.6 percent owned by Sunoco (see “Capital Resources and Liquidity—Other Cash Flow Information” below).

	2004	2003	2002
Income (millions of dollars)	$31	$26	$33
Pipeline and terminal throughput (thousands of barrels daily)*:
Unaffiliated customers	842	827	768
Affiliated customers	1,525	1,225	1,286
	2,367	2,052	2,054
*	Consists of 100 percent of the throughput of pipelines and terminals owned and operated by the Partnership.

Logistics segment income increased $5 million in 2004 due to the absence of $12 million of after-tax charges recognized in 2003 for litigation associated with two pipeline spills that occurred in prior years. Partially offsetting the positive variance is the reduction in Sunoco’s ownership interest in the Partnership from 75.3 percent to 62.6 percent as a result of the April 7, 2004 public offering of 3.4 million limited partnership units and the Partnership’s related redemption of 2.2 million limited partnership units owned by Sunoco. In 2003, Logistics segment income decreased $7 million largely due to the litigation accruals recorded in 2003, partially offset by increased joint-venture income associated with assets acquired in 2002 (see below).

In 2004, the Partnership completed the following acquisitions: in March, certain pipeline and other logistics assets that had previously been acquired by Sunoco with the Eagle Point refinery for $20 million; in April, ConocoPhillips’ Baltimore, MD and Manassas, VA refined product terminals for $12 million; in June, an additional one-third interest in the Harbor Pipeline from El Paso Corporation for $7 million; and in November, a refined product terminal located in Columbus, OH from a subsidiary of Certified Oil Company for $8 million. In November 2002, the Partnership completed the acquisition from an affiliate of Union Oil Company of California (“Unocal”) of interests in three Midwestern and Western U.S. products pipeline companies, consisting of a 31.5 percent interest in Wolverine Pipe Line Company, a 9.2 percent interest in West Shore Pipe Line Company and a 14.0 percent interest in Yellowstone Pipe Line Company, for $54 million. During September 2003, the Partnership acquired an additional 3.1 percent interest in West Shore Pipe Line Company for $4 million, increasing its ownership interest in West Shore to 12.3 percent. In November 2002, the Partnership also completed the acquisition of an ownership interest in West Texas Gulf Pipeline for $6 million, which coupled with the 17.3 percent interest it acquired from Sunoco on the same date, gave it a 43.8 percent ownership interest.

During 2002, Sunoco recorded a $3 million after-tax charge to reflect the Partnership’s write-off of a pipeline located in Pennsylvania and New York and a related refined products terminal that were idled because they became uneconomic to operate. This amount is reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 2 to the consolidated financial statements).

Coke

The Coke business, through Sun Coke Company and its affiliates (individually and collectively, “Sun Coke”), currently makes high-quality, blast-furnace coke at its Indiana Harbor facility in East Chicago, IN and Jewell facility in Vansant, VA and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility. Additional cokemaking facilities, which will be operated by Sun Coke, are currently under construction in Haverhill, OH and Vitória, Brazil. Sunoco will wholly own the facility in Haverhill and have a minority joint-venture interest in the Vitória facility.

	2004	2003	2002
Income (millions of dollars)	$40	$43	$42
Coke sales (thousands of tons)	1,953	2,024	2,158

Coke segment income decreased $3 million in 2004 due largely to lower tax benefits from cokemaking operations, partially offset by a favorable litigation settlement recognized in 2004. In 2003, Coke segment income increased $1 million primarily due to higher coke prices at Jewell and the absence of a $4 million after-tax write-off of accounts receivable from National Steel Corporation (“National”) recognized in 2002 in connection with this former long-term contract customer’s Chapter 11 bankruptcy filing. As part of its bankruptcy proceedings, National rejected its contract with Jewell. As a result, Jewell’s 2002 coke sales were made into lower-value short-term markets. Partially offsetting these factors in 2003 were lower tax benefits from Jewell coke operations largely due to the expiration of tax credits for certain ovens effective January 1, 2003 (see below).

The Coke business has third-party investors in its Jewell and Indiana Harbor cokemaking operations which are currently entitled to 98 percent of the cash flows and tax benefits from the respective cokemaking operations during the preferential return periods, which continue until the investors currently entitled to preferential returns recover their investments and achieve a cumulative annual after-tax return that averages approximately 10 percent. Expense is recognized to reflect the investors’ preferential returns. Such expense, which is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses, totaled $31, $36 and $27 million after tax in 2004, 2003 and 2002, respectively.

Income is recognized by the Coke business as coke production and sales generate cash flows and tax benefits, which are allocated to Sunoco and the third-party investors. The Coke business’ after-tax income attributable to the tax benefits, which primarily consist of nonconventional fuel credits, was $35, $38 and $50 million after tax in 2004, 2003 and 2002, respectively. Under the current tax law, beginning in 2003, a portion of the coke production at Jewell was no longer entitled to tax credits, which has resulted in a $6 million after-tax decline in Coke’s annual income. In addition, under current law, the remainder of the coke production at Jewell, and all of the production at Indiana Harbor, will no longer be eligible to generate credits after 2007, which is expected to result in an additional decline in Coke’s annual income of approximately $15 million after tax. Prior to 2008, the tax credits would be phased out, on a ratable basis, if the average annual price of domestic crude oil at the wellhead increases on an inflation-adjusted basis from $50.14 to $62.94 per barrel (in 2003 dollars). If the annual crude oil price were to average at or above the top of this range for any year prior to 2008, then it is estimated the corresponding reduction in Coke’s after-tax income would approximate $15 million for such year. The above estimates incorporate increased coke prices resulting from any such phase out, as provided for in the coke purchase agreement with Ispat Inland Inc. (“Ispat”) with respect to the Indiana Harbor East Chicago plant. The Company also could be required to make cash payments to the third-party investors if the tax credit is reduced as a result of increased domestic crude prices. The domestic wellhead price averaged $36.75 per barrel for the year ended December 31, 2004 and $38.10 per barrel for the month of December 2004. (See Note 13 to the consolidated financial statements.)

The preferential return period for the Jewell operation was expected to end in 2011. However, due to anticipated higher costs associated with coal purchases from the Coke business’ coal operation over the next few years, the Company anticipates that the preferential return period will likely extend indefinitely. The preferential return period for the Indiana Harbor operation is expected to end in 2007. Due to the difficulty of forecasting operations and tax benefits into the future, the accuracy of these estimates is subject to considerable uncertainty. The estimated lengths of these preferential return periods are based upon the Company’s current expectations of future cash flows and tax benefits, which are impacted by sales volumes and prices, raw material and operating costs, capital expenditure levels and the ability to recognize tax benefits under the current tax law. Better-than-expected cash flows and tax benefits will shorten the investors’ preferential return periods, while lower-than-expected cash flows and tax benefits will lengthen the periods.

Following any expiration of these preferential return periods, the investor in the Jewell operation would be entitled to a minority interest in the related cash flows and tax benefits amounting to 18 percent, while the investors in the Indiana Harbor operation would be entitled to a minority interest in the related cash flows and tax benefits initially amounting to 34 percent and thereafter declining to 10 percent by 2038.

Substantially all coke sales are currently made under long-term contracts with International Steel Group (“ISG”) and Ispat. Both ISG and Ispat have credit ratings below investment grade. Neither ISG nor Ispat have given any indication that they will not perform under their contracts. However, in the event of nonperformance, the Coke business’ results of operations and cash flows may be adversely affected. In October 2004, Ispat International N.V. (the parent of Ispat) announced that it has entered into a merger agreement with ISG whereby ISG will become a wholly owned subsidiary of Ispat International N.V. Ispat International N.V. also announced that it has agreed to acquire LNM Holdings N.V., both of which are under common control. According to the announcement, the merger with ISG is subject to the completion of the acquisition of LNM Holdings N.V., and shareholder and regulatory approvals, and is expected to be completed during the first quarter of 2005. Standard and Poors Rating Services and Moody’s Investors Service both have indicated that they have placed the credit ratings of Ispat and ISG under review for possible upgrade.

In October 2003, Sun Coke entered into a 15-year coke purchase agreement with three affiliates of ISG to supply 550 thousand tons per year of coke from a new plant currently under construction near Haverhill, OH. Coke will be supplied to ISG on a take-or-pay basis for the first seven years, and thereafter based upon ISG’s requirements in excess of ISG’s existing coke production and its obligations in respect of the Jewell agreement described below. Construction of the Haverhill plant commenced in December 2003, and initial coke production is scheduled to begin during March 2005. The construction costs are estimated to total $146 million. Expenditures through December 2004 totaled approximately $129 million. The Haverhill plant will utilize the waste flue gas to generate low-cost steam that will be sold to the adjacent chemical manufacturing complex owned and operated by Sunoco’s Chemicals business.

Sun Coke has also entered into a 15-year coke purchase agreement with ISG to supply ISG with 700 thousand tons per year of coke from the Jewell Vansant plant. The term of that agreement is concurrent with the term of the Haverhill agreement. Coke will be supplied on a take-or-pay basis for the first seven years of that term, and thereafter will be supplied based upon ISG’s requirements in excess of ISG’s existing coke production.

In August 2004, Sun Coke entered into a series of agreements with two major steel companies (the “Off-takers”) with respect to the development of a 1.6 million metric tons-per-year cokemaking facility and associated cogeneration power plant in Vitória, Brazil. Those agreements generally include: technology license agreements whereby Sun Coke will license its proprietary technology to a project company (the “Project Company”); an engineering and technical assistance agreement whereby Sun Coke will provide engineering and construction–related technical services to the Project Company; an operating agreement whereby a local subsidiary of Sun Coke will operate the cokemaking and water treatment plant facilities for a term of not less than 15 years; and an investment agreement by and among Sun Coke and the Off-takers whereby Sun Coke has acquired an initial 1 percent equity interest in the Project Company as well as an option to purchase, at net book value, an additional 19 percent equity interest. The Off-takers will purchase from the Project Company all coke production under long-term agreements and one of the steel companies will purchase all of the electricity produced at the cogeneration power plant. Those off-take agreements are to be negotiated. The facilities are expected to be operational in 2006.

Given the rise in demand for steel and the related demand increases for coke, the Company is currently discussing other opportunities for developing new heat recovery and non-recovery cokemaking facilities with several domestic and international steel companies. It is intended that Sun Coke will license its proprietary technology, oversee the construction of coke production facilities and any associated cogeneration power plants, and operate the cokemaking facilities. The steel company customers are expected to purchase the coke production on a take-or-pay or equivalent basis. The ownership of the project companies would likely be shared by several parties, including the steel company customers, with Sun Coke generally holding a minority ownership interest.

Corporate and Other

Corporate Expenses—Corporate administrative expenses increased $27 million in 2004 after increasing $14 million in 2003. These increases were largely due to higher employee-related expenses, including pension and performance-related incentive compensation. In 2004, an accrual for the estimated liability attributable to retrospective premiums related to certain insurance policies also contributed to the increase.

Net Financing Expenses and Other—Net financing expenses and other decreased $21 million in 2004 primarily due to lower after-tax expense attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations (see “Coke” above) ($5 million), lower interest expense in part due to debt restructuring activities ($6 million), a higher effective income tax rate ($6 million) and higher capitalized interest ($5 million). In the third quarter of 2004, the Company repurchased outstanding debt with a par value of $352 million through a series of tender offers and open market purchases utilizing the net proceeds from the issuance of $250 million of 4 7/8 percent, 10-year notes under its shelf registration statement and $154 million of cash. The Company recognized a $34 million after-tax loss in 2004 due to the early extinguishment of the debt, which is reported separately in Corporate and Other in the Earnings Profile of Sunoco Businesses. (See “Financial Condition—Financial Capacity” below and Note 11 to the consolidated financial statements.) In 2003, net financing expenses and other increased $8 million primarily due to a $9 million increase in after-tax expense attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations.

Income Tax Settlements—During 2004, Sunoco settled a dispute concerning the computation of interest on numerous federal income tax issues which increased net income by $18 million.

Midwest Marketing Divestment Program—During 2003, Sunoco recognized a $9 million after-tax gain from Retail Marketing’s divestment of certain sites in connection with its Midwest Marketing Divestment program. (See Note 2 to the consolidated financial statements.)

Asset Write-Downs and Other Matters—During 2004, Sunoco sold Chemicals’ one-third interest in BEF and, in connection therewith, recorded an $8 million after-tax loss on divestment.

During 2003, as a result of various governmental actions which caused a material adverse impact on MTBE industry demand, the BEF joint venture recorded a provision to write down its MTBE production facility to its estimated fair value at that time. Sunoco’s share of this provision amounted to $15 million after tax. In 2003, Sunoco also recorded a $17 million after-tax charge to write down Chemicals’ plasticizer assets that were held for sale at December 31, 2003 to their estimated fair values less costs to sell and to establish accruals for employee terminations and other required exit costs.

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

Debt Restructuring—In 2004, as discussed above, Sunoco recognized a $34 million after-tax loss from the early extinguishment of outstanding debt with a par value of $352 million in connection with a debt restructuring. (See “Financial Condition—Financial Capacity” below and Note 11 to the consolidated financial statements.)

Analysis of Consolidated Statements of Operations

Revenues—Total revenues were $25.51 billion in 2004, $18.02 billion in 2003 and $14.38 billion in 2002. The 42 percent increase in 2004 was primarily due to significantly higher refined product and chemical prices and to significantly higher refined product sales volumes, largely attributable to the acquisitions of the Eagle Point refinery from El Paso Corporation in January 2004, the Mobil® retail sites from ConocoPhillips in April 2004 and the Speedway® retail sites from Marathon Ashland Petroleum in June 2003. Also contributing to the increase were higher consumer excise taxes and higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations. In 2003, the 25 percent increase was primarily due to significantly higher refined product prices. Also contributing to the increase in 2003 were higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations, higher refined product and convenience store merchandise sales volumes largely due to the acquisition of the Speedway® retail sites and higher consumer excise taxes.

Costs and Expenses—Total pretax costs and expenses were $24.51 billion in 2004, $17.52 billion in 2003 and $14.46 billion in 2002. The 40 percent increase in 2004 was primarily due to significantly higher crude oil and refined product acquisition costs. The higher crude oil acquisition costs reflect crude oil price increases and the Company’s higher crude oil throughputs resulting from the acquisition of the Eagle Point refinery, while the higher refined product acquisition costs reflect refined product price increases and purchases to supply the recently acquired Mobil® retail sites located primarily in Delaware, Maryland, Virginia and Washington, D.C. and the Speedway® retail sites located primarily in Florida and South Carolina. Also contributing to the increase were higher consumer excise taxes, higher selling, general and administrative expenses, higher refinery operating costs and higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations. In 2003, the 21 percent increase was primarily due to significantly higher crude oil and refined product acquisition costs, largely as a result of crude oil price increases. Also contributing to the increase were higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations, higher consumer excise taxes, higher selling, general and administrative expenses and the cost of higher merchandise sales at the Company’s convenience store outlets.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2004, Sunoco had cash and cash equivalents of $405 million compared to $431 million at December 31, 2003 and $390 million at December 31, 2002 and had a working capital deficit of $471 million compared to a working capital deficit of $73 million at December 31, 2003 and working capital of $122 million at December 31, 2002. The $26 million decrease in cash and cash equivalents in 2004 was due to a $1,060 million net use of cash in investing activities and a $713 million net use of cash in financing activities, partially offset by $1,747 million of net cash provided by operating activities (“cash generation”). The $41 million increase in cash and cash equivalents in 2003 was due to $1,000 million of net cash provided by operating activities, partially offset by a $721 million net use of cash in investing activities and a $238 million net use of cash in financing activities. Sunoco’s working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeded their carrying value at December 31, 2004 by $1,550 million. Inventories valued at LIFO, which consist of crude oil, and petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco’s ongoing operations.

Cash Flows from Operating Activities—In 2004, Sunoco’s cash generation was $1,747 million compared to $1,000 million in 2003 and $547 million in 2002. The $747 million increase in cash generation in 2004 was primarily due to an increase in net income and an increase in working capital sources pertaining to operating activities. The working capital changes in 2004 include $100 million of proceeds attributable to the sale of the Company’s private label credit card program. Working capital sources in 2003 include a $73 million income tax refund for the 2002 tax year. The $453 million increase in cash generation in 2003 was largely due to an increase in net income, higher deferred income tax expense, higher depreciation, depletion and amortization and the income tax refund received in 2003, partially offset by a decrease in other working capital sources pertaining to operating activities. Increases in crude oil prices in both 2004 and 2003 increased cash generation as the payment terms on Sunoco’s crude oil purchases are generally longer than the terms on product sales.

Other Cash Flow Information—Divestment activities also have been a source of cash. During the 2002-2004 period, proceeds from divestments totaled $304 million and related primarily to the divestment of retail gasoline outlets as well as to sales of the Company’s plasticizer business and its one-third partnership interest in BEF.

In 2002, Sunoco transferred an additional interest in its Indiana Harbor cokemaking operation to a third-party investor for $215 million in cash. Sunoco did not recognize any gain or loss at the date of this transaction. (See Note 13 to the consolidated financial statements.)

On February 8, 2002, the Company contributed a substantial portion of its Logistics business to Sunoco Logistics Partners L.P. in exchange for a 73.2 percent limited partner interest, a 2 percent general partnership interest, incentive distribution rights and a $245 million special distribution, representing the net proceeds from the Partnership’s sale of $250 million 7.25 percent senior notes due 2012. The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit. Proceeds from the offering totaled approximately $96 million, net of underwriting discounts and offering expenses. On April 7, 2004, the Partnership issued 3.4 million limited partnership units under its shelf registration statement (see below) at a price of $39.75 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled approximately $129 million. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million. Upon completion of the offering and related redemption of Sunoco’s limited partnership units, Sunoco now has a 62.6 percent interest in the Partnership, including its 2 percent general partnership interest.

The Partnership, which is included in Sunoco’s consolidated financial statements, distributes to its general and limited partners all available cash (generally cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership’s business; comply with applicable law, any of the Partnership’s debt instruments or other agreements; pay fees and expenses, including payments to the general partner; or provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters). The minimum quarterly distribution is $.45 per limited partnership unit. As of December 31, 2004, Sunoco owned 14.84 million limited partnership units consisting of 3.46 million common units and 11.38 million subordinated units. Distributions on Sunoco’s subordinated units are payable only after the minimum quarterly distributions for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units if cetain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met. In February 2005, when the quarterly cash distribution pertaining to the fourth quarter of 2004 was paid, the first three-year requirement was satisfied. As a result, on February 16, 2005, 2.85 million, or 25 percent, of Sunoco’s subordinated units were converted to common units. If the Partnership continues to make at least the minimum quarterly distributions through the fourth quarter of 2006, all of Sunoco’s remaining subordinated units would be converted to common units by February 2007. The Partnership increased its quarterly distribution per unit from the minimum of $.45 to $.4875 for the fourth quarter of 2002 and then to $.50 for the second quarter of 2003, $.5125 for the third quarter of 2003, $.55 for the fourth quarter of 2003, $.57 for the first quarter of 2004, $.5875 for the second quarter of 2004, $.6125 for the third quarter of 2004 and $.625 for the fourth quarter of 2004.

The Partnership acquired interests in various pipelines and other logistics assets during the 2002-2004 period, which were financed with long-term borrowings or from the proceeds from the April 2004 equity offering (see “Capital Expenditures and Acquisitions” below). The Partnership intends to implement additional growth opportunities in the future, both within its current system and with third-party acquisitions. The Partnership expects to finance these capital outlays with a combination of long-term borrowings and the issuance of additional limited partnership units to the public to maintain a balanced capital structure. Any issuance of limited partnership units to the public would dilute Sunoco’s ownership interest in the Partnership.

Sunoco has entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These commitments represent approximately 85 to 90 percent of Sunoco’s usage of the various assets during 2004 and generated approximately $140 million of revenue for the Partnership in 2004. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco’s minimum obligation for the year had been met. Sunoco’s obligations under these agreements may be reduced or suspended under certain circumstances. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

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

In June 2004, the Company entered into a new revolving credit facility (the “New Facility”) totaling $900 million, which matures in June 2009. The New Facility replaces a prior $785 million facility. The New Facility provides the Company with access to short- term financing and is intended to support the issuance of commercial paper and letters of credit. The Company also can borrow directly from the participating banks under the New Facility. The New Facility is subject to commitment fees, which are not material. Under the terms of the New Facility, Sunoco is required to maintain tangible net worth (as defined in the New Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the New Facility) for each quarter ended after March 31, 2004). At December 31, 2004, the Company’s tangible net worth was $1.7 billion and its targeted tangible net worth was $1.2 billion. The New Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the New Facility) not exceed .60 to 1. At December 31, 2004, this ratio was .37 to 1. At December 31, 2004, the New Facility is being used to support $100 million of commercial paper and $103 million of floating-rate notes due 2034.

In November 2004, Sunoco Logistics Partners L.P. replaced its three-year $250 million revolving credit facility with a new $250 million revolving credit facility, which matures in November 2009. This facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. At December 31, 2004 and 2003, $65 million was outstanding under these facilities. The current credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4.5 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the current credit facility) and an interest coverage ratio (as defined in the current credit facility) of at least 3 to 1. At December 31, 2004, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.8 to 1 and the interest coverage ratio was 5.4 to 1.

Epsilon, the Company’s consolidated joint venture, has a $40 million revolving credit facility that matures in September 2006. The credit facility contains restrictive covenants which, among other things, limit the incurrence of additional debt and the sale of assets by Epsilon. At December 31, 2004, $6 million was outstanding under this credit facility, which is guaranteed by Sunoco, Inc. Sunoco, Inc. also guarantees Epsilon’s $120 million term loan due in September 2006.

The following table sets forth Sunoco’s outstanding debt:

	December 31
(Millions of Dollars)	2004	2003
Short-term borrowings	$100	$—
Current portion of long-term debt	3	103
Long-term debt	1,379	1,498
Total debt	$1,482	$1,601

In September 2004, the Company repurchased outstanding long-term debt with a par value of $352 million through a series of tender offers and open market purchases utilizing the net proceeds from the issuance of $250 million of 4 7/8 percent, 10-year notes under its shelf registration statement (see below) and $154 million of cash. The Company recognized a $34 million after-tax loss in 2004 due to the early extinguishment of this debt, which is reported separately in Corporate and Other in the Earnings Profile of Sunoco

Businesses. In November 2004, the Company issued $103 million of 30-year floating-rate notes and used the proceeds to redeem its 7.60 percent environmental industrial revenue bonds that were due in 2024. As a result of the above debt restructuring activities, pretax interest expense is expected to decline approximately $20 million in 2005. In March 2004, the Company issued $100 million of commercial paper and used the proceeds to repay its maturing 7 1/8 percent notes. Management believes there is sufficient borrowing capacity available to pursue strategic investment opportunities as they arise. In addition, the Company has the option of issuing additional common or preference stock or selling an additional portion of its Sunoco Logistics Partners L.P. common units, and Sunoco Logistics Partners L.P. has the option of issuing additional common units.

The Company has a shelf registration statement which provides the Company with financing flexibility to offer senior and subordinated debt, common and preferred stock, warrants and trust preferred securities. Subsequent to the 2004 debt offering discussed above, $1,050 million remains available under this shelf registration statement. Sunoco Logistics Partners L.P. also has a shelf registration statement, under which the Partnership may issue debt or common units representing limited partnership interests. Subsequent to the Partnership’s April 2004 equity offering, $365 million remains available under the Partnership’s shelf registration statement. The amount, type and timing of any additional financings under these registration statements will depend upon, among other things, the Company’s and Partnership’s funding requirements, market conditions and compliance with covenants contained in the Company’s and Partnership’s respective debt obligations and revolving credit facilities.

Contractual Obligations—The following table summarizes the Company’s significant contractual obligations:

		Payment Due Dates
(Millions of Dollars)	Total	2005	2006-2007	2008-2009	Thereafter
Total debt:
Principal	$1,482	$103	$192	$321	$866
Interest	658	83	154	146	275
Operating leases*	1,155	158	274	207	516
Purchase obligations:
Crude oil, other feedstocks and refined products**	10,509	6,492	1,354	561	2,102
Convenience store items***	1,341	315	622	404	—
Transportation and distribution	661	198	109	88	266
Fuel and utilities	158	104	54	—	—
Obligations supporting financing arrangements†	89	9	18	16	46
Properties, plants and equipment	53	53	—	—	—
Other	177	56	66	35	20
	$16,283	$7,571	$2,843	$1,778	$4,091
*	Includes $277 million pertaining to lease extension options which are assumed to be exercised.
**	Includes feedstocks for chemical manufacturing and coal purchases for cokemaking operations.
***	Actual amounts will vary based upon the number of Company-operated convenience stores and the level of purchases.
†	Represents fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility.

Sunoco’s operating leases include leases for marine transportation vessels, service stations, office space and other property and equipment. Operating leases include all operating leases that have initial or remaining noncancelable terms in excess of one year. Approximately 36 percent of the $1,155 million of future minimum annual rentals relates to time charters for marine transportation vessels. Most of these time charters contain terms of up to seven years with renewal and sublease options. The lease payments consist of a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable com -

ponent of the lease payments has been estimated utilizing the average spot-market prices for the year 2004. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Sunoco has various obligations to purchase in the ordinary course of business: crude oil, other feedstocks and refined products; convenience store items; transportation and distribution services, including pipeline and terminal throughput and railroad services; and fuel and utilities. Approximately one quarter of the contractual obligations to purchase crude oil and other feedstocks and refined products reflected in the above table for 2005 relates to spot-market purchases to be satisfied within the first 60-90 days of the year. Sunoco also has contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials, including commitments to purchase supplies and various other maintenance, systems and communications services. Most of Sunoco’s purchase obligations are based on market prices or formulas based on market prices. These purchase obligations generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

Sunoco also has obligations with respect to its defined benefit pension plans and postretirement health care plans (see “Pension Plan Funded Status” below and Note 9 to the consolidated financial statements).

Off-Balance Sheet Arrangements—Sunoco is contingently liable under various arrangements that guarantee debt of third parties aggregating to approximately $11 million at December 31, 2004. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

A wholly owned subsidiary of the Company, Sunoco Receivables Corporation, Inc., is a party to an accounts receivable securitization facility that terminates in 2006 under which the subsidiary may sell on a revolving basis up to a $200 million undivided interest in a designated pool of certain accounts receivable. No receivables have been sold to third parties under this facility.

Capital Expenditures and Acquisitions

The following table sets forth Sunoco’s planned and actual capital expenditures for additions to properties, plants and equipment. Actual capital expenditures are consistent with the presentation of the 2005 plan amounts in the table as well as with amounts presented in Sunoco’s consolidated financial statements. The Company’s significant acquisitions are included as footnotes to the table so that total capital outlays for each business unit can be determined.

(Millions of Dollars)	2005 Plan	2004		2003		2002
Refining and Supply	$587	$463	*	$245		$179
Retail Marketing	130	103	**	107	***	124
Chemicals	74	56	*	31	†	36
Logistics	30	75	*	39		41	††
Coke	25	135		5		5
Consolidated capital expenditures	$846	$832		$427		$385
*	Excludes $250 million acquisition from El Paso Corporation of the Eagle Point refinery and related chemical and logistics assets, which includes inventory. The $250 million purchase price is comprised of $190, $40 and $20 million attributable to Refining and Supply, Chemicals and Logistics, respectively.
**	Excludes $181 million acquisition from ConocoPhillips of 340 retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., which includes inventory.
***	Excludes $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC of 193 retail gasoline sites located primarily in Florida and South Carolina, which includes inventory.
†	Excludes $198 million associated with the formation of a propylene partnership with Equistar Chemicals, L.P. and a related supply contract and the acquisition of Equistar’s Bayport polypropylene facility, which includes inventory.
††	Excludes $54 million purchase from an affiliate of Union Oil Company of California (“Unocal”) of interests in three Midwestern and Western U.S. products pipeline companies and a $6 million purchase that increased the Partnership’s ownership interest in the West Texas Gulf Pipeline from 17.3 percent to 43.8 percent.

The 2005 planned capital outlays include $383 million for base spending, $45 million for turnarounds at the Company’s refineries, $294 million for spending associated with meeting Tier II clean fuels specifications (see “Environmental Matters” below), $17 million to complete the construction of a $146 million 550 thousand tons-per-year cokemaking facility in Haverhill, OH and $107 million for various other income improvement projects. In addition to normal infrastructure and maintenance capital requirements, the $383 million for base spending includes several projects to upgrade Sunoco’s existing asset base. These projects include $24 million to complete the $33 million expansion of the sulfur recovery unit at the Eagle Point refinery, $36 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $67 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence. Base spending also includes $5 million for conversion of the Mobil® sites acquired from ConocoPhillips in 2004 to Sunoco® branded outlets. With respect to the clean fuels spending, the Company estimates that total capital outlays to comply with Tier II gasoline and on-road diesel specifications will be approximately $550 million. The Company expects that most of this spending will occur through 2006. Through year-end 2004, the Company’s Tier II spending totaled $233 million. The $107 million for income improvement projects includes capital for refinery projects, including expenditures to increase hydrotreater capacity at the Toledo refinery, to restart an alkylation unit at the Philadelphia refinery and to upgrade various catalytic cracker units. Planned spending also includes capital for production upgrades in certain chemical facilities.

In addition to the purchase of the Eagle Point refinery and related chemical and logistics assets and the 340 service stations from ConocoPhillips, the 2004 capital outlays included $298 million for base infrastructure and maintenance, $122 million for refinery turnarounds, $208 million for spending to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements and $204 million for income improvement projects. Base infrastructure spending included $9 million related to the expansion of the sulfur recovery unit at the Eagle Point refinery. The income improvement spending consisted of $128 million towards the construction of the Haverhill, OH cokemaking facility, $45 million for various growth opportunities in the Logistics business, including the acquisition of refined product terminals in Baltimore, MD, Manassas, VA and Columbus, OH and the purchase of an additional one-third interest in the Harbor Pipeline, as well as $31 million for various other income improvement projects across the Company.

In addition to the purchase of the 193 service stations in the Southeast and the transaction with Equistar, the 2003 capital outlays included $286 million for base infrastructure and maintenance, $88 million for refinery turnarounds, $23 million for spending to comply with the Tier II low-sulfur gasoline and diesel fuel requirements and $30 million for various income improvement projects. Base infrastructure spending included $50 million related to the construction of a sulfur plant at the Marcus Hook refinery.

In addition to the purchase of interests in three Midwestern and Western U.S. products pipeline companies from Unocal and the increased interest in the West Texas Gulf Pipeline, the 2002 capital outlays included $248 million for base infrastructure, maintenance and regulatory spending, $82 million for refinery turnarounds and $55 million for various income improvement projects.

Pension Plan Funded Status

The following table sets forth the components of the change in market value of the investments in Sunoco’s defined benefit pension plans:

	December 31
(Millions of Dollars)	2004	2003
Balance at beginning of year	$1,071	$930
Increase (reduction) in market value of investments resulting from:
Net investment income	123	211
Company contributions	95	89
Plan benefit payments	(131)	(159)
Balance at end of year	$1,158	$1,071

The increase in the market value of investments during 2004 more than offset an increase in the accumulated benefit obligations that resulted from a decline in the discount rate from 6.00 percent at December 31, 2003 to 5.75 percent at December 31, 2004. As a result, the accumulated other comprehensive loss component of shareholders’ equity related to pensions declined by $24 million at December 31, 2004.

Management currently anticipates making $50 million of voluntary contributions to its funded benefit plans in 2005. In March 2002, a temporary interest-rate-relief bill was enacted by Congress that mitigated the impact of a decline in interest rates used in pension funding calculations. In April 2004, Congress enacted additional legislation that continues the use of more favorable interest rates for determining funding requirements through 2005. The new bill replaces the interest rate on 30-year Treasury bonds with a rate based on corporate bonds.

Management believes any additional contributions to the pension plans can be funded without a significant impact on liquidity. Future changes in the financial markets and/or interest rates could result in additional significant increases or decreases to the accumulated other comprehensive loss component of shareholders’ equity and to future pension expense and funding requirements.

Environmental Matters

General

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise deal with the protection of the environment, waste management and the characteristics and composition of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Sunoco’s businesses, including capital costs to construct, maintain and upgrade equipment and facilities. Existing laws and regulations have required, and are expected to continue to require, Sunoco to make significant expenditures of both a capital and an expense nature. The following table summarizes Sunoco’s expenditures for environmental projects and compliance activities:

(Millions of Dollars)	2004	2003	2002
Pollution abatement capital*	$258	$114	$47
Remediation	38	44	49
Operations, maintenance and administration	135	127	147
	$431	$285	$243
*	Capital expenditures for pollution abatement are expected to approximate $380 and $160 million in 2005 and 2006, respectively.

Remediation Activities

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

	December 31
(Millions of Dollars)	2004	2003
Accrued liabilities	$39	$44
Other deferred credits and liabilities	109	102
	$148	$146

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2001	$61	$45	$10	$18	$8	$3	$145
Accruals	(2)	36	1	7	—	—	42
Payments	(7)	(24)	(3)	(12)	(3)	—	(49)
Other*	—	15	—	6	—	—	21
At December 31, 2002	$52	$72	$8	$19	$5	$3	$159
Accruals	—	23	1	6	1	(1)	30
Payments	(9)	(22)	(2)	(10)	(1)	—	(44)
Other*	—	1	—	—	—	—	1
At December 31, 2003	$43	$74	$7	$15	$5	$2	$146
Accruals	2	20	—	3	2	—	27
Payments	(10)	(21)	(1)	(3)	(3)	—	(38)
Acquisitions and divestments	11	—	(1)	—	—	—	10
Other*	2	1	—	—	—	—	3
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
*	Consists principally of increases in the accrued liability for which recovery from third parties is probable.

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2004, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $90 million. However, the Company believes it is very unlikely that it will realize the maximum loss at every site. Furthermore, the recognition of additional losses, if and when they might occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

Future costs for environmental remediation activities at the Company’s marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2004, Sunoco had been named as a PRP at 46 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $7 million at December 31, 2004. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $21 million at December 31, 2004 and are included in deferred charges and other assets in the consolidated balance sheets.

Regulatory Matters

The U.S. Environmental Protection Agency (“EPA”) adopted rules under the Clean Air Act (which relates to emissions of materials into the air) that phase in limitations on the sulfur content of gasoline beginning in 2004 and the sulfur content of on-road diesel fuel beginning in 2006 (“Tier II”). The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the on-road low-sulfur diesel. These rules are expected to have a significant impact on Sunoco and its operations, primarily with respect to the capital and operating expenditures at its five current refineries. Most of the capital spending is likely to occur in the 2004-2006 period, while the higher operating costs will be incurred when the low-sulfur fuels are produced. The Company estimates that the total capital outlays to comply with the new Tier II gasoline and on-road diesel requirements will be approximately $550 million. Capital spending to meet these requirements totaled $233 million through December 31, 2004. In May 2004, the EPA adopted a third rule which will phase in limitations on the allowable sulfur content in off-road diesel fuel beginning in mid-2007. The off-road diesel rule is cur -

rently being analyzed but is not expected to have a significant impact on Sunoco’s capital expenditures. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the systems pertaining to banking and trading credits, timing uncertainties created by permitting requirements and construction schedules and any effect on prices created by changes in the level of gasoline and diesel fuel production.

In July 1997, the EPA promulgated new, more stringent National Ambient Air Quality Standards (“NAAQS”) for ozone and fine particles, which is resulting in identification of non-attainment areas throughout the country, including Texas, Pennsylvania, Ohio and West Virginia, where Sunoco operates facilities. The EPA issued final ozone non-attainment area designations in April 2004, which became effective June 15, 2004. Fine particle non-attainment areas are not expected to be designated until early 2005. These standards will result in further controls of both nitrogen oxide and volatile organic compound emissions. The EPA has designated certain areas, including Philadelphia and Houston, as “moderate” non-attainment areas, which would require them to meet the ozone requirements by 2010, which is before existing federally mandated control programs would take effect. However, EPA’s designation of non-attainment areas and the EPA’s rule on state implementation are currently being challenged by the state of Ohio, trade associations and health and environmental groups. In September 2004, the EPA granted reconsideration of certain issues relating to the 8-hour ozone NAAQS standard and, in February 2005, issued a proposed rule requesting comments on two issues raised in connection with the implementation of the 8-hour standard and revocation of the 1-hour standard. Regulatory programs, when established to implement the EPA’s standards, could have an impact on Sunoco and its operations. However, the potential financial impact cannot be reasonably estimated until the EPA completes the non-attainment area designation process and promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised State Implementation Plans to respond to the new regulations.

Since the late 1990s, the EPA has undertaken significant enforcement initiatives under authority of the Clean Air Act, targeting industries with large manufacturing facilities that are significant sources of emissions, including the refining industry. The EPA has asserted that many of these facilities have modified or expanded their operations over time without complying with New Source Review regulations that require permits and new emission controls in connection with any significant facility modifications or expansions that could increase emissions above certain thresholds, and have violated various other provisions of the Clean Air Act, including New Source Review and Prevention of Significant Deterioration (“NSR/PSD”) Programs, Benzene Waste Operations National Emissions Standards for Hazardous Air Pollutants (“NESHAP”), Leak Detection and Repair (“LDAR”) and flaring requirements. As part of this enforcement initiative, the EPA has entered into Consent Agreements with several refiners that require them to pay civil fines and penalties and make significant capital expenditures to install emissions-control equipment at selected facilities. For some of these refineries, the cost of the required emissions-control equipment is significant, depending on the size, age and configuration of the refinery. Sunoco received information requests in 2000, 2001 and 2002 in connection with the enforcement initiative pertaining to its Marcus Hook, Philadelphia, Toledo and Tulsa refineries, the Puerto Rico refinery divested in 2001 and its phenol facility in Philadelphia. Sunoco has completed its responses to the EPA. In 2003, Sunoco received an additional information request at its phenol plant in Philadelphia.

Sunoco has received Notices of Violation and Findings of Violation from the EPA relating to its Marcus Hook, Philadelphia and Toledo refineries. The Notices and Findings of Violation allege failure to comply with certain requirements relating to benzene wastewater emissions at the Company’s Marcus Hook, Toledo and Philadelphia refineries and failure to comply with certain requirements relating to leak detection and repair at the Toledo refinery. In addition, the EPA has alleged that: at the Company’s Philadelphia refinery, certain modifications were made to one of the fluid catalytic cracking units in

1992 and 1998 without obtaining requisite permits; at the Company’s Marcus Hook refinery, certain modifications were made to the fluid catalytic cracking unit in 1990 and 1996 without obtaining requisite permits; and at the Company’s Toledo refinery, certain physical and operational changes were made to the fluid catalytic cracking unit in 1985 without obtaining requisite permits. The EPA has also alleged that at the Company’s Toledo refinery, certain physical and operational changes were made to the sulfur plant in 1995, 1998 and 1999 without obtaining requisite permits; certain physical and operational changes were made to a flare system without obtaining requisite permits; and that the flare system was not being operated in compliance with the Clean Air Act. Sunoco has met with representatives of the EPA on these Notices and Findings of Violation with the aim of trying to resolve these matters. Although Sunoco does not believe that it has violated any Clean Air Act requirements, as part of this initiative, Sunoco could be required to make significant capital expenditures, incur higher operating costs, operate these refineries at reduced levels and/or pay significant penalties. There are no liabilities accrued at December 31, 2004 in connection with this initiative. With respect to the Company’s Eagle Point refinery acquired effective January 13, 2004, El Paso Corporation, its prior owner, has entered into a consent decree with the EPA and the New Jersey Department of Environmental Protection as part of EPA’s enforcement initiative. Sunoco does not anticipate substantial capital expenditures on its part as a result of El Paso’s consent decree.

Energy policy legislation continues to be debated in the U.S. Congress. The Bush Administration and the U.S. Senate and U.S. House have been unable to reach agreement on final legislation. There are numerous issues being debated, including an MTBE phase-out, ethanol and MTBE “safe harbor” liability provisions, ethanol and renewable fuels mandates and other issues that could impact gasoline production. Sunoco uses MTBE and ethanol as oxygenates in different geographic areas of its refining and marketing system. While federal action is uncertain, California, New York and Connecticut began enforcing state-imposed MTBE bans on January 1, 2004. Sunoco does not market in California but is complying with the bans in New York and Connecticut. These bans have resulted in unique gasoline blends, which could have a significant impact on market conditions depending on the details of future regulations, the impact on gasoline supplies, the cost and availability of ethanol and alternate oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco and the industry in general to recover their costs in the marketplace. A number of additional states, including some in the northeastern United States, are considering or have approved bans of MTBE, with legislative and administrative actions underway that could lead to additional MTBE bans by 2007.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline, owners and operators of retail gasoline sites, and manufacturers of MTBE, are defendants in over 60 cases in 17 states involving the manufacture and use of MTBE in gasoline and MTBE contamination in groundwater. Plaintiffs, which include private well owners, water providers and certain governmental authorities, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product. Plaintiffs also generally are alleging groundwater contamination, nuisance, trespass, negligence, failure to warn, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief and punitive damages. Most of the public water provider cases have been removed to federal court by motion of the defendants and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York. Motions to remand these cases to their respective state courts have been denied. Up to this point, for the group of MTBE cases currently pending, there has been little information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Management believes that the environmental matters discussed above are potentially significant with respect to results of operations or cash flows for any one year. However, management does not believe that such matters will have a material impact on Sunoco’s consolidated financial position or, over an extended period of time, on Sunoco’s cash flows or liquidity.

Quantitative and Qualitative Disclosures about Market Risk

Commodity and Foreign Exchange Price Risks

Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of commodity price risks. Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in a portion of the Company’s electricity and natural gas costs. In addition, Sunoco uses derivative contracts from time to time to reduce foreign exchange risk relating to certain export sales denominated in foreign currencies. Sunoco does not hold or issue derivative instruments for trading purposes.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts; however, such risk would be mitigated by price changes in the underlying hedged items. At December 31, 2004, Sunoco had accumulated net derivative deferred gains, before income taxes, of $3 million on its open derivative contracts. Open contracts as of December 31, 2004 vary in duration but do not extend beyond 2005. The potential loss on these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2004 was estimated to be $10 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts. The Company also had accumulated net derivative deferred gains, before income taxes, of $3 million at December 31, 2004 on closed options and futures contracts, which relate to hedged transactions occurring in 2005.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions or corporations with investment-grade credit ratings. (See Note 16 to the consolidated financial statements.)

Interest Rate Risk

Sunoco has market risk exposure for changes in interest rates relating to its outstanding borrowings. Sunoco manages this exposure to changing interest rates through the use of a combination of fixed and floating rate debt. Sunoco also has market risk exposure relating to its cash and cash equivalents. At December 31, 2004, the Company had $1,088 million of fixed-rate debt, $394 million of floating-rate debt and $405 million of cash and cash equivalents. The unfavorable impact of a hypothetical 1 percent increase in interest rates on the floating-rate debt would be essentially offset by the favorable impact of such an increase on its cash and cash equivalents. Sunoco also has market risk exposure for changes in interest rates relating to its retirement benefit plans (see “Critical Accounting Policies—Retirement Benefit Liabilities” below). Sunoco generally does not use derivatives to manage its market risk exposure to changing interest rates.

Cash Dividends and Share Repurchases

The Company has paid cash dividends on a regular quarterly basis since 1904. The Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year) for the fourth quarter of 2003 and then to

$.30 per share ($1.20 per year) for the third quarter of 2004 and to $.40 per share ($1.60 per year) for the second quarter of 2005.

In 2004 and 2003, the Company repurchased 8.0 and 2.9 million shares, respectively, of its common stock for $568 and $136 million, respectively. The Company did not repurchase any of its common stock during 2002. In September 2004, the Company announced that its Board of Directors approved an increase of $500 million to the share repurchase authorization. At December 31, 2004, the Company had a remaining authorization from its Board to purchase up to $227 million of Company common stock in the open market from time to time depending on prevailing market conditions and available cash. In March 2005, an additional $500 million authorization was approved.

Critical Accounting Policies

A summary of the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company’s operating results and financial condition. The preparation of Sunoco’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions consist of retirement benefit liabilities, long-lived assets and environmental remediation activities. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which the Company’s consolidated financial statements are prepared at any point in time. Despite these inherent limitations, management believes the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and consolidated financial statements provide a meaningful and fair perspective of the Company. Management has reviewed the assumptions underlying its critical accounting policies with the Audit Committee of Sunoco’s Board of Directors.

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

The principal assumptions that impact the determination of both expense and benefit obligations for Sunoco’s pension plans are the discount rate, the long-term expected rate of return on plan assets and the rate of compensation increase. The discount rate and the health care cost trend are the principal assumptions that impact the determination of expense and benefit obligations for Sunoco’s postretirement health care plans.

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality (AA rated) corporate bonds with maturities that reflect the duration of Sunoco’s pension and other postretirement benefit obligations. The present values of Sunoco’s future pension and other postretirement obligations were determined using discount rates of 5.75 and 5.50 percent, respectively, at

December 31, 2004 and 6.00 and 6.00 percent, respectively, at December 31, 2003. Sunoco’s expense under these plans is determined using the discount rate as of the beginning of the year, which was 6.00 percent for 2004, 6.75 percent for 2003, 7.25 percent for 2002, and for 2005 is 5.75 percent for pension plans and 5.50 percent for postretirement benefit plans.

The long-term expected rate of return on plan assets was assumed to be 8.75 percent for 2004 and 2003 and 9.00 percent for 2002, while the rate of compensation increase was assumed to be 4.00 percent for each of the last three years. A long-term expected rate of return of 8.50 percent on plan assets and a rate of compensation increase of 4.00 percent will be used to determine Sunoco’s pension expense for 2005. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities. In determining pension expense, the Company applies the expected rate of return to the market-related value of plan assets at the beginning of the year, which is determined using a quarterly average of plan assets from the preceding year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return which is subject to considerable year-to-year variability. As permitted by existing accounting rules, the Company does not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference is deferred along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience. If such unrecognized gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into income as a component of pension or postretirement benefits expense over the remaining service period of plan participants still employed with the Company, which currently is approximately 12 years. At December 31, 2004, the unrecognized net loss for defined benefit and postretirement benefit plans was $431 and $84 million, respectively. For 2004, the pension plan assets generated a positive return of 12.2 percent, compared to a positive return of 24.1 percent in 2003 and a negative return of 8.2 percent in 2002. For the fifteen-year period ended December 31, 2004, the compounded annual investment return on Sunoco’s pension plan assets was 9.5 percent.

The asset allocation for Sunoco’s pension plans at December 31, 2004 and 2003 and the target allocation of plan assets for 2005, by asset category, are as follows:

		December 31
(In Percentages)	2005 Target*	2004	2003
Asset category:
Equity securities	60%	64%	62%
Debt securities	35	32	33
Other	5	4	5
Total	100%	100%	100%
*	The target allocation has been in effect since 1999.

The rate of compensation increase assumption has been indicative of actual increases during the 2002-2004 period.

The initial health care cost trend assumptions used to compute the accumulated postretirement benefit obligation were increases of 10.3 percent, 11.4 percent and 12.2 percent at December 31, 2004, 2003 and 2002, respectively. These trend rates were assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement benefits expense and benefit obligations that would occur in 2005 from a change in the indicated assumptions:

(Dollars in Millions)	Change in Rate	Expense	Benefit Obligations*
Pension benefits:
Decrease in the discount rate	.25%	$4	$41
Decrease in the long-term expected rate of return on plan assets	.25%	$3	$—
Increase in rate of compensation	.25%	$2	$10
Postretirement benefits:
Decrease in the discount rate	.25%	$1	$9
Increase in the annual health care cost trend rates	1.00%	$1	$10
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations for postretirement benefit plans.

Long-Lived Assets

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. There have been no significant changes in the useful lives of the Company’s plants and equipment during the 2002-2004 period.

A decision to dispose of an asset may necessitate an impairment review. In this situation, an impairment would be recognized for any excess of the carrying amount of the long-lived asset over its fair value less cost to sell.

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

There were no asset impairments during 2004. Sunoco had asset impairments totaling $30 and $18 million after tax during 2003 and 2002, respectively. The impairments in 2003 related to the write-down of the Company’s plasticizer assets held for sale to their estimated fair values less costs to sell and the write-down by the Company’s previously one-third-owned BEF joint venture of its MTBE production facility to its estimated fair value.

The estimated fair value of this facility declined in 2003 as a result of the expected reduction in MTBE demand due to enacted and anticipated federal and state bans of this gasoline additive. The impairments in 2002 related to the shutdown of a polypropylene line at the Company’s LaPorte, TX plant, an aniline and diphenylamine production facility in Haverhill, OH, certain processing units at the Toledo refinery and a refined products pipeline and terminal owned by Sunoco Logistics Partners L.P. The chemical facilities and the Toledo refinery processing units were shut down to eliminate less efficient production capacity, while the pipeline and terminal were idled because they became uneconomic to operate. For a further discussion of these asset impairments, see Note 2 to the consolidated financial statements.

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

Sunoco’s accrual for environmental remediation activities amounted to $148 million at December 31, 2004. This accrual is for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. In the above instances, if a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” requires that the minimum of the range be accrued unless some other point in the range is more likely, in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2004, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $90 million. However, the Company believes it is very unlikely that it will realize the maximum loss at every site. Furthermore, the recognition of additional losses, if and when they might occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $7 million at December 31, 2004. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact several of Sunoco’s facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

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

Future costs for environmental remediation activities at the Company’s marketing sites will also be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

In summary, total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of other parties.

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2004, see Note 1 to the consolidated financial statements.

Forward-Looking Statements

Some of the information contained in this Annual Report to Shareholders contains “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). These forward-looking statements discuss estimates, goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management as well as assumptions made by, and information currently available to, Sunoco. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “scheduled,” “should,” or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. Although management believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

•	Changes in refining, marketing and chemical margins;

•	Variation in petroleum-based commodity prices and availability of crude oil and feedstock supply or transportation;

•	Effects of transportation disruptions;

•	Changes in the price differentials between light sweet and heavy sour crude oils;

•	Changes in the marketplace which may affect supply and demand for Sunoco’s products;

•	Changes in competition and competitive practices, including the impact of foreign imports;

•	Effects of weather conditions and natural disasters on the Company’s operating facilities and on product supply and demand;

•	Age of, and changes in, the reliability and efficiency of the Company’s operating facilities or those of third parties;

•	Changes in the level of operating expenses;

•	Effects of adverse events relating to the operation of the Company’s facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	Changes in the expected level of environmental capital, operating or remediation expenditures;

•	Delays related to construction of or work on facilities and the issuance of applicable permits;

•	Changes in product specifications;

•	Availability and pricing of oxygenates such as MTBE and ethanol;

•	Phase-outs or restrictions on the use of MTBE;

•	Political and economic conditions in the markets in which the Company, its suppliers or customers operate, including the impact of potential terrorist acts and international hostilities;

•	Military conflicts between, or internal instability in, one or more oil producing countries, governmental actions and other disruptions in the ability to obtain crude oil;

•	Ability to conduct business effectively in the event of an information systems failure;

•	Ability to identify acquisitions, execute them under favorable terms and integrate them into the Company’s existing businesses;

•	Ability to enter into joint ventures and other similar arrangements with favorable terms;

•	Changes in the availability and cost of debt and equity financing;

•	Changes in the credit ratings assigned to the Company’s debt securities or credit facilities;

•	Changes in insurance markets impacting costs and the level and types of coverage available;

•	Changes in tax laws or their interpretations;

•	Changes in financial markets impacting pension expense and funding requirements;

•	Risks related to labor relations and workplace safety;

•	Nonperformance by major customers, suppliers, dealers, distributors or other business partners;

•	General economic, financial and business conditions which could affect Sunoco’s financial condition and results of operations;

•	Changes in applicable statutes and government regulations or their interpretations, including those relating to the environment and global warming;

•	Claims of the Company’s noncompliance with statutory and regulatory requirements; and

•	Changes in the status of, or initiation of new, litigation to which the Company is a party or liability resulting from litigation or administrative proceedings, including natural resource damage claims.

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

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, the Company’s management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).

Based on this assessment, management believes that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on the COSO criteria. Ernst & Young LLP, the Company’s independent registered public accounting firm, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting, which appears on page 44.

John G. Drosdick

Chairman, Chief Executive Officer and President

Thomas W. Hofmann

Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors, Sunoco, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Sunoco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Sunoco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Sunoco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sunoco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Sunoco, Inc. and subsidiaries and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

March 3, 2005

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sunoco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

March 3, 2005

Consolidated Statements of Operations	Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares, Except Per Share Amounts)
For the Years Ended December 31	2004	2003*	2002
Revenues
Sales and other operating revenue (including consumer excise taxes)	$25,468	$17,969	$14,299
Interest income	10	7	7
Other income, net (Notes 2, 3 and 4)	30	40	78
	25,508	18,016	14,384
Costs and Expenses
Cost of products sold and operating expenses	20,734	14,154	11,430
Consumer excise taxes	2,282	1,999	1,834
Selling, general and administrative expenses	873	752	622
Depreciation, depletion and amortization	409	369	329
Payroll, property and other taxes	118	105	100
Provision for write-down of assets and other matters (Note 2)	—	28	34
Interest cost and debt expense	108	117	111
Interest capitalized	(11)	(3)	(3)
	24,513	17,521	14,457
Income (loss) before income tax expense (benefit)	995	495	(73)
Income tax expense (benefit) (Note 4)	390	183	(26)
Net Income (Loss)	$605	$312	$(47)
Earnings (Loss) Per Share of Common Stock:
Basic	$8.16	$4.07	$(.62)
Diluted	$8.08	$4.03	$(.62)
Weighted-Average Number of Shares Outstanding (Note 5):
Basic	74.1	76.7	76.2
Diluted	74.9	77.5	76.2
Cash Dividends Paid Per Share of Common Stock (Note 14)	$1.15	$1.025	$1.00
*	Restated to reflect the consolidation of the Epsilon Products Company, LLC (“Epsilon”) polypropylene joint venture, effective January 1, 2003, in connection with the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” in the first quarter of 2004 (Note 1).

(See Accompanying Notes)

Consolidated Balance Sheets	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
At December 31	2004	2003*
Assets
Current Assets
Cash and cash equivalents	$405	$431
Accounts and notes receivable, net	1,271	1,056
Inventories (Note 6)	765	494
Deferred income taxes (Note 4)	110	91
Total Current Assets	2,551	2,072
Investments and long-term receivables (Note 7)	115	143
Properties, plants and equipment, net (Note 8)	4,966	4,405
Prepaid retirement costs (Note 9)	11	11
Deferred charges and other assets (Note 2)	436	422
Total Assets	$8,079	$7,053
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$2,109	$1,365
Accrued liabilities	461	435
Short-term borrowings (Note 10)	100	—
Current portion of long-term debt (Note 11)	3	103
Taxes payable	349	242
Total Current Liabilities	3,022	2,145
Long-term debt (Note 11)	1,379	1,498
Retirement benefit liabilities (Note 9)	539	604
Deferred income taxes (Note 4)	755	602
Other deferred credits and liabilities (Note 12)	247	208
Commitments and contingent liabilities (Note 12)
Minority interests (Note 13)	530	440
Shareholders’ Equity (Notes 14 and 15)
Common stock, par value $1 per share Authorized—200,000,000 shares; Issued, 2004—139,124,438 shares; Issued, 2003—136,801,064 shares	139	137
Capital in excess of par value	1,656	1,552
Earnings employed in the business	2,895	2,376
Accumulated other comprehensive loss	(164)	(187)
Common stock held in treasury, at cost 2004—69,796,598 shares; 2003—61,420,158 shares	(2,919)	(2,322)
Total Shareholders’ Equity	1,607	1,556
Total Liabilities and Shareholders’ Equity	$8,079	$7,053
*	Restated to reflect the consolidation of the Epsilon joint venture, effective January 1, 2003, in connection with the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” in the first quarter of 2004 (Note 1).

(See Accompanying Notes)

Consolidated Statements of Cash Flows	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
For the Years Ended December 31	2004	2003*	2002
Increases (Decreases) in Cash and Cash Equivalents
Cash Flows from Operating Activities:
Net income (loss)	$605	$312	$(47)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gains on Midwest Marketing program asset divestments	—	(14)	—
Provision for asset write-downs and other matters	13	51	34
Loss on early extinguishment of debt	53	—	—
Noncash reduction in minority interest in cokemaking operations (Note 13)	(5)	(3)	(35)
Depreciation, depletion and amortization	409	369	329
Deferred income tax expense	123	111	19
Payments in excess of expense for retirement plans	(28)	(45)	(42)
Changes in working capital pertaining to operating activities, net of effect of acquisitions:
Accounts and notes receivable	(214)	(139)	(230)
Inventories	(136)	51	161
Accounts payable and accrued liabilities	771	132	319
Taxes payable	138	131	10
Other	18	44	29
Net cash provided by operating activities	1,747	1,000	547
Cash Flows from Investing Activities:
Capital expenditures	(832)	(427)	(385)
Acquisitions, net of seller financing of $4 in 2003 (Note 2)	(431)	(356)	(54)
Proceeds from divestments	200	82	22
Other	3	(20)	(15)
Net cash used in investing activities	(1,060)	(721)	(432)
Cash Flows from Financing Activities:
Net proceeds from (repayments of) short-term borrowings	100	—	(299)
Net proceeds from issuance of long-term debt	416	—	311
Repayments of long-term debt	(642)	(12)	(3)
Premiums paid on early extinguishment of debt	(50)	—	—
Net proceeds from issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 13)	129	—	96
Proceeds from transferred interests in cokemaking operations	—	—	215
Cash distributions to investors in cokemaking operations	(36)	(48)	(24)
Cash distributions to investors in Sunoco Logistics Partners L.P.	(20)	(11)	(7)
Cash dividend payments	(86)	(79)	(76)
Purchases of common stock for treasury	(568)	(136)	—
Proceeds from issuance of common stock under management incentive and employee option plans	52	52	23
Other	(8)	(4)	(3)
Net cash provided by (used in) financing activities	(713)	(238)	233
Net increase (decrease) in cash and cash equivalents	(26)	41	348
Cash and cash equivalents at beginning of year	431	390	42
Cash and cash equivalents at end of year	$405	$431	$390
*	Restated to reflect the consolidation of the Epsilon joint venture, effective January 1, 2003, in connection with the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” in the first quarter of 2004 (Note 1).

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders’ Equity

(Dollars in Millions, Shares in Thousands)						Sunoco, Inc. and Subsidiaries
		Shareholders’ Equity
		Common Stock					Common Stock Held in Treasury
	Comprehensive Income (Loss)	Number of Shares	Par Value	Capital in Excess of Par Value	Earnings Employed in the Business	Accumulated Other Comprehensive Loss	Shares	Cost
At December 31, 2001		133,796	$134	$1,446	$2,266	$(28)	58,267	$2,176
Net loss	$(47)	—	—	—	(47)	—	—	—
Other comprehensive loss:
Minimum pension liability adjustment (net of related tax benefit of $94)	(176)	—	—	—	—	(176)	—	—
Net hedging gains (net of related tax expense of $2)	5	—	—	—	—	5	—	—
Reclassifications of net hedging losses to earnings (net of related tax expense of $2)	4	—	—	—	—	4	—	—
Cash dividend payments	—	—	—	—	(76)	—	—	—
Issued under management incentive and employee option plans	—	964	1	27	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	15	—	—	—	—
Other	—	—	—	1	—	—	54	2
Total	$(214)

At December 31, 2002		134,760	$135	$1,489	$2,143	$(195)	58,321	$2,178
Net income	$312	—	—	—	312	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $4)	7	—	—	—	—	7	—	—
Net hedging gains (net of related tax expense of $4)	7	—	—	—	—	7	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $3)	(6)	—	—	—	—	(6)	—	—
Cash dividend payments	—	—	—	—	(79)	—	—	—
Purchases for treasury	—	—	—	—	—	—	2,904	136
Issued under management incentive and employee option plans	—	2,041	2	55	—	—	—	—
Net decrease in equity related to unissued shares under management incentive plans (Note 15)	—	—	—	(1)	—	—	—	—
Other	—	—	—	9	—	—	195	8
Total	$320

At December 31, 2003		136,801	$137	$1,552	$2,376	$(187)	61,420	$2,322
Net income	$605	—	—	—	605	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $12)	24	—	—	—	—	24	—	—
Net hedging gains (net of related tax expense of $5)	10	—	—	—	—	10	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $6)	(11)	—	—	—	—	(11)	—	—
Cash dividend payments	—	—	—	—	(86)	—	—	—
Purchases for treasury	—	—	—	—	—	—	7,955	568
Issued under management incentive and employee option plans	—	2,293	2	70	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	5	—	—	—	—
Other	—	30	—	29	—	—	422	29
Total	$628

At December 31, 2004		139,124	$139	$1,656	$2,895	$(164)	69,797	$2,919

(See Accompanying Notes)

Notes to Consolidated Financial Statements	Sunoco, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Sunoco, Inc. and subsidiaries (collectively, “Sunoco” or the “Company”) contain the accounts of all entities that are controlled (generally more than 50 percent owned) and variable interest entities for which the Company is the primary beneficiary (see below). Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not consolidated are accounted for by the equity method.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised (“FASB Interpretation No. 46”), defines a variable interest entity (“VIE”) as an entity that either has investor voting rights that are not proportional to their economic interests or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FASB Interpretation No. 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary. The primary beneficiary is the company that is subject to a majority of the risk of loss from the VIE’s activities or, if no company is subject to a majority of such risk, the company that is entitled to receive a majority of the VIE’s residual returns.

In connection with the adoption of FASB Interpretation No. 46 in the first quarter of 2004, Sunoco consolidated Epsilon Products Company, LLC (“Epsilon”) and restated its 2003 financial statements to conform to the 2004 presentation. Epsilon is a joint venture that consists of polymer-grade propylene operations at Sunoco’s Marcus Hook, PA refinery and an adjacent polypropylene plant. The following is a summary of the impact of consolidating Epsilon on Sunoco’s consolidated financial position at January 1, 2003:

(Millions of Dollars)
Increase (decrease) in:
Current assets	$11
Investments and long-term receivables	(50)
Properties, plants and equipment, net	132
Deferred charges and other assets	49
Current liabilities	(21)
Long-term debt	155
Minority interests	8

Epsilon’s long-term debt at January 1, 2003 was comprised of $120 million of floating-rate notes due 2006 and $35 million outstanding under Epsilon’s $40 million revolving credit facility that matures in 2006. The floating-rate notes are collateralized by the joint venture’s polypropylene facility, which has a carrying value of $84 million at December 31, 2004. Sunoco, Inc. guarantees 100 percent of Epsilon’s long-term debt. The consolidation of Epsilon did not impact Sunoco’s net income or have a significant effect on any other amounts in its consolidated statements of operations for 2004 and 2003.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

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

Crude oil and refined product exchange transactions, which are entered into primarily to acquire crude oil and refined products of a desired quality or at a desired location, are netted in cost of products sold and operating expenses in the consolidated statements of operations based upon the concepts set forth in APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The Emerging Issues Task Force (the “EITF”) is currently considering the appropriate reporting for exchange transactions in Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” In the event the EITF requires reporting on a gross basis, Sunoco’s sales and other operating revenue and cost of products sold and operating expenses would reflect corresponding increases.

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

Impairment of Long-Lived Assets

Long-lived assets held for sale are recorded at the lower of their carrying amount or fair market value less cost to sell. Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset.

Goodwill and Intangible Assets

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, and indefinite-lived intangible assets are tested for impairment at least annually rather than being amortized. Sunoco determined during the 2002-2004 period that no such assets were impaired. Intangible assets with finite useful lives are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the intangible assets is consumed.

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

Nonconventional fuel credit and other net tax benefits generated by the Company’s cokemaking operations and allocated to third-party investors are recorded as a reduction in minority interests and are included as income in the Coke segment. The investors’ preferential return is recorded as an increase in minority interests and is recorded as expense in the Corporate and Other segment. The net of these two amounts represents a noncash change in minority interests in cokemaking operations, which is recognized in other income, net, in the consolidated statements of operations.

Cash payments, representing the distributions of the investors’ share of cash generated by the cokemaking operations, also are recorded as a reduction in minority interests.

Stock-Based Compensation

In December 2004, Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) was issued, which revised

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Among other things, SFAS No. 123R requires a fair-value-based method of accounting for share-based payment transactions, effective for interim periods beginning after June 15, 2005. As Sunoco currently follows the fair value method of accounting prescribed by SFAS No. 123, adoption of SFAS No. 123R is not expected to have a significant impact on the Company’s consolidated financial statements.

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

In conjunction with the adoption of SFAS No. 143 in January 2003, Sunoco recorded an increase in asset retirement obligations of $5 million and a related increase in net properties, plants and equipment of $3 million related to certain of its branded marketing retail sites, coal and cokemaking facilities and chemical assets. The $2 million cumulative effect of this accounting change ($1 million after tax) has been included in cost of products sold and operating expenses in the 2003 consolidated statement of operations. Sunoco did not reflect the $1 million after-tax charge as a cumulative effect of accounting change as it was not material. Other than the cumulative effect, this change did not have a significant impact on Sunoco’s results of operations during 2003. At December 31, 2004, Sunoco’s liability for asset retirement obligations amounted to $9 million. Sunoco has legal asset retirement obligations for several other assets, including its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

Guarantees

The accounting recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FASB Interpretation No. 45”), became effective January 1, 2003 on a prospective basis. FASB Interpretation No. 45 requires that a guarantor recognize, at the inception or subsequent modification of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Under prior accounting principles, a guarantee would not result in recognition of a liability until a loss was probable and reasonably estimable. Adoption of the accounting recognition provisions of FASB Interpretation No. 45 did not materially impact Sunoco’s consolidated financial statements during 2004 and 2003.

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

2. Changes in Business

Acquisitions

Eagle Point Refinery and Related Assets—Effective January 13, 2004, Sunoco completed the purchase of the Eagle Point refinery and related assets from El Paso Corporation (“El Paso”) for $250 million, including inventory. In connection with this transaction, Sunoco also assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ, near the Company’s existing Northeast refining operations. Management believes the acquisition of the Eagle Point refinery complements and enhances the Company’s refining operations in the Northeast and enables the capture of significant synergies in Northeast Refining. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco subsequently sold in March 2004 for $20 million to Sunoco Logistics Partners L.P. (the “Partnership”), a master limited partnership which is 62.6 percent owned by Sunoco and conducts a substantial portion of the Company’s logistics operations. No gain or loss was recognized on this transaction.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of the transaction on Sunoco’s consolidated financial position:

(Millions of Dollars)
Increase in:
Inventories	$159
Properties, plants and equipment, net	108
Accrued liabilities	(3)
Other deferred credits and liabilities	(14)
Cash paid for acquisition	$250

Service Stations—In the second quarter of 2004, Sunoco completed the purchase of 340 retail outlets operated under the Mobil® brand from ConocoPhillips for $181 million, including inventory. Of the total sites acquired, 112 were owned outright or subject to long-term leases. The remaining network consisted of contracts to supply 34 dealer-owned and operated locations and 194 branded distributor-owned sites. These outlets, which included 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. These sites are being re-branded to Sunoco® gasoline and APlus® convenience stores over time. In the second quarter of 2003, Sunoco completed the purchase of 193 Speedway® retail gasoline sites from a subsidiary of Marathon Ashland Petroleum LLC for $162 million, including inventory. The sites, which are located primarily in Florida and South Carolina, were all Company-operated locations with convenience stores. Of the 193 outlets, Sunoco became the lessee for 54 sites under long-term lease agreements. The Speedway® sites were re-branded as Sunoco® locations during the 2003-2004 period. The Company believes these acquisitions fit its long-term strategy of building a retail and convenience store network designed to provide attractive long-term returns.

The purchase prices for the service stations acquired have been allocated to the assets acquired and liabilities assumed based on their relative estimated fair market values at the acquisition dates. The following is a summary of the effects of these transactions on Sunoco’s consolidated financial position:

(Millions of Dollars)	Mobil® Sites		Speedway® Sites
Increase in:
Inventories	$1		$21
Properties, plants and equipment, net	136		143
Deferred charges and other assets	45	*	—
Accrued liabilities	(1)		—
Other deferred credits and liabilities	—		(2)
Cash paid for acquisitions	$181		$162
*	Consists of $6 million allocated to goodwill and $39 million allocated to contracts with dealers and distributors. The value of the dealer and distributor contracts is being amortized primarily on a straight-line basis over a 10-15 year period, which represents the expected lives of the Company’s affiliation with these dealers and distributors. During the eight-month period since the acquisition, this amortization expense amounted to $1 million.

Transaction with Equistar Chemicals, L.P.—Effective March 31, 2003, Sunoco formed a limited partnership with Equistar Chemicals, L.P. (“Equistar”) involving Equistar’s ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell Chemical Company. In connection with this transaction, Equistar and the new partnership entered into a 700 million pounds-per-year, 15-year propylene supply contract with Sunoco. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. Sunoco also purchased Equistar’s polypropylene facility in Bayport, TX. Sunoco paid $194 million in cash and borrowed $4 million from the seller to form the partnership and acquire the Bayport facility.

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

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of the transaction on Sunoco’s consolidated financial position:

(Millions of Dollars)
Increase in:
Inventories	$11
Properties, plants and equipment, net	30
Deferred charges and other assets	160 *
Accrued liabilities	(2)
Retirement benefit liabilities	(1)
198
Seller financing:
Current portion of long-term debt	(1)
Long-term debt	(3)
(4)
Cash paid for acquisition	$194
*	Represents the amounts allocated to the propylene supply contract and the related partnership. The Company is amortizing this deferred cost over the 15-year life of the supply contract in a manner that reflects the future decline in the fixed discount over the contract period. This amortization expense amounted to $15 and $11 million in 2004 and 2003, respectively, and is expected to approximate $14 million in 2005, $13 million in 2006, $11 million in 2007, $11 million in 2008 and $11 million in 2009. The unamortized cost related to the supply contract and related partnership amounted to $134 million at December 31, 2004.

Pro Forma Data for Acquisitions—The unaudited pro forma sales and other operating revenue, net income and net income per share of common stock of Sunoco, as if the acquisition of the Eagle Point refinery and related assets, the Mobil® and Speedway® retail outlets and the Bayport polypropylene facility had occurred on January 1, 2003, are as follows:

(Millions of Dollars, Except Per Share Amounts)	2004	2003
Sales and other operating revenue	$25,741	$20,809
Net income	$610	$355
Net income per share of common stock—diluted	$8.14	$4.58

The pro forma amounts above do not include any effects attributable to the propylene supply contract or the related partnership with Equistar since the supply contract did not exist prior to the transaction date.

The pro forma data does not purport to be indicative of the results that actually would have been obtained if the Eagle Point refinery and related assets, the retail outlets and the Bayport facility had been part of Sunoco’s businesses for the periods presented and is not intended to be a projection of future results. Accordingly, the pro forma results do not reflect any restructuring costs, changes in operating levels, or potential cost savings and other synergies prior to the acquisition dates.

Logistics Assets—In 2004, Sunoco Logistics Partners L.P. completed the following acquisitions: in March, certain pipeline and other logistics assets previously purchased by Sunoco with the Eagle Point refinery for $20 million; in April, two ConocoPhillips refined product terminals located in Baltimore, MD and Manassas, VA for $12 million; in June, an additional one-third interest in the Harbor Pipeline from El Paso Corporation for $7 million; and in November, a refined product terminal located in Columbus, OH from a subsidiary of Certified Oil Company for $8 million. In November 2002, the Partnership completed the acquisition from an affiliate of Union Oil Company of California (“Unocal”) of interests in three Midwestern and Western U.S. products pipeline companies. This acquisition consisted of a 31.5 percent interest in Wolverine Pipe Line Company, a 9.2 percent interest in West Shore Pipe Line Company and a 14.0 percent interest in Yellowstone Pipe Line Company, for $54 million. During September 2003, the Partnership acquired an additional 3.1 percent interest in West Shore Pipe Line Company for $4 million, increasing its overall ownership interest in West Shore to 12.3 percent. In November 2002, the Partnership also completed the acquisition of an ownership interest in West Texas Gulf Pipeline for $6 million, which coupled with the 17.3 percent interest it acquired from Sunoco on the same date, gave it a 43.8 percent ownership interest. The purchase price of the 2004 acquisitions has been included in properties, plants and equipment, while the purchase price of the 2003 and 2002 acquisitions has been included in investments and long-term receivables in the consolidated balance sheets. No pro forma information has been presented since the acquisitions were not material in relation to Sunoco’s consolidated results of operations.

Divestments

Belvieu Environmental Fuels—In 2004, Sunoco sold its one-third partnership interest in Belvieu Environmental Fuels (“BEF”), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX, to Enterprise Products Operating L.P. (“Enterprise”) for $15 million in cash, resulting in a $13 million loss on divestment ($8 million after tax). This charge is included as a loss on divestment in other income, net, in the 2004 consolidated statement of operations. In connection with the sale, Sunoco has retained one-third of any liabilities and damages exceeding $300 thousand in the aggregate arising from any claims resulting from the ownership of the assets and liabilities of BEF for the period prior to the divestment date, except for any on-site environmental claims which are retained by Enterprise. Due to the nature of this indemnification, the Company cannot estimate the fair value, nor determine the total amount of the indemnification, if any. During 2003, as a result of various governmental actions which caused a material adverse impact on MTBE industry demand, BEF evaluated its various alternative uses for its MTBE production facility, including the conversion to the production of iso-octane or alkylate. In connection therewith, in 2003, BEF recorded a write-down of its MTBE production facility to its estimated fair value at that time. The estimated fair value was determined by an independent appraiser using present value techniques which reflect various alternative operating assumptions. Sunoco’s share of this provision, which is included as an equity loss in other income, net, in the 2003 consolidated statement of operations, amounted to $23 million ($15 million after tax).

Under an off-take agreement with BEF, which expired in 2004, Sunoco had agreed to purchase all of the MTBE production from the facility. Sunoco’s total MTBE purchases from BEF, which are included in costs of products sold and operating expenses in the consolidated statements of operations, were $149, $183 and $234 million during 2004, 2003 and 2002, respectively.

Retail Portfolio Management Program—A Retail Portfolio Management (“RPM”) program is ongoing, which is selectively reducing the Company’s invested capital in Company-owned or leased sites. During the 2003-2005 period, selected sites, including some of the recently acquired Speedway® and Mobil® outlets, are being divested with most of the sites being converted to contract dealers and distributors. The Company expects to generate divestment proceeds of approximately $170 million, of which $120 million has been received in 2003 and 2004 related to the sale of 241 sites. Most of the gasoline sales volume attributable to the divested sites has been retained within the Sunoco branded business. During 2004 and 2003, net gains of $11 and $12 million, respectively ($7 and $8 million after tax, respectively) were recognized as gains on divestments in other income, net, in the consolidated statements of operations in connection with the RPM program. The Company expects the RPM program to generate additional gains in 2005.

Midwest Marketing Divestment Program—In 2003, Sunoco announced its intention to sell its interest in 190 retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati (“Midwest Marketing

Divestment Program”). During 2003, 75 Company-owned or leased properties and contracts to supply 23 dealer- owned sites were divested under this program. The cash generated from these divestments totaled $46 million, which represented substantially all of the proceeds from the program. The remaining 92 sites, which were virtually all dealer-owned locations, were converted to distributor outlets in 2004. During 2003, a $14 million gain ($9 million after tax) was recognized as a gain on divestments in other income, net, in the 2003 consolidated statement of operations in connection with this program.

Private Label Credit Card Program—During 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank. In connection with this divestment, Sunoco received $100 million in cash proceeds, recognized a $3 million gain on the divestment ($2 million after tax) and established a $3 million accrual ($2 million after tax) for employee terminations under a postemployment plan and for other exit costs. In addition, the two companies signed a seven-year agreement for the operation and servicing of the Sunoco private label credit card program.

Plasticizer Business—During 2003, Sunoco announced its decision to sell its plasticizer business and recorded a $23 million provision ($15 million after tax) to write down the assets held for sale to their estimated fair values less costs to sell and established a $5 million accrual ($2 million after tax) for employee terminations under a postemployment plan and for other exit costs. These charges were recognized in the provision for write-down of assets and other matters in the 2003 consolidated statement of operations. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. The sale included the Company’s plasticizer facility in Pasadena, TX. The Company’s Neville Island, PA site was not part of the transaction and continues to produce plasticizers exclusively for BASF under a three-year tolling agreement. Sunoco also agreed to provide terminalling services at this facility to BASF for a 15-year period.

Write-Down of Assets and Other Matters

The following table summarizes information regarding the provisions for write-down of assets and other matters:

(Millions of Dollars)	Pretax Provisions	After-Tax Provisions
2003
Plasticizer business (see above)	$28	$17
2002
Chemical facilities	$21	$14
Toledo refinery processing units	4	2
Pipeline and related terminal	5	3
Litigation accrual	4	3
	$34	$22

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

The following table summarizes the changes in the accrual for exit costs and terminations:

(Millions of Dollars)	2004	2003	2002
Balance at beginning of year	$17	$10	$24
Additional accruals	6	15	1
Payments charged against the accruals	(12)	(8)	(15)
Balance at end of year	$11	$17	$10

3. Other Income, Net

(Millions of Dollars)	2004	2003	2002
Gain on income tax settlements (Note 4)	$28	$—	$—
Loss on early extinguishment of debt (Note 11)	(53)	—	—
Equity income (loss):
Pipeline joint ventures
(Notes 2 and 7)	19	20	14
Belvieu Environmental Fuels
(Notes 2 and 7)	2	(29)	9
Epsilon Products Company, LLC
(Note 1)*	—	—	(3)
Other	5	2	3
Noncash reduction in minority interests in cokemaking operations (Note 13)	5	3	35
Gain on divestments (Note 2)	5	32	6
Other	19	12	14
	$30	$40	$78
*	In connection with the Company’s adoption of FASB Interpretation No. 46, effective January 1, 2003, no equity income or loss has been reported for Epsilon as Sunoco is consolidating this joint venture.

4. Income Taxes

The components of income tax expense (benefit) are as follows:

(Millions of Dollars)	2004	2003	2002
Income taxes currently payable:
U.S. federal	$212	$61	$(47)
State and other	55	11	2
	267	72	(45)
Deferred taxes:
U.S. federal	100	101	18
State and other	23	10	1
	123	111	19
	$390	$183	$(26)

The reconciliation of income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) is as follows:

(Millions of Dollars)	2004	2003	2002
Income tax expense (benefit) at U.S. statutory rate of 35 percent	$348	$173	$(26)
Increase (reduction) in income taxes resulting from:
Income tax settlements	(5)	—	—
State income taxes net of Federal income tax effects	51	14	2
Dividend exclusion for affiliated companies	(3)	(4)	(3)
Nonconventional fuel credit	(1)	(1)	—
Other	—	1	1
	$390	$183	$(26)

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

	December 31
(Millions of Dollars)	2004	2003
Deferred tax assets:
Retirement benefit liabilities	$196	$205
Environmental remediation liabilities	49	52
Other liabilities not yet deductible	200	209
Alternative minimum tax credit carryforward	—	63
Other	113	87
Valuation allowance*	(3)	(8)
	555	608
Deferred tax liabilities:
Properties, plants and equipment	(1,150)	(1,043)
Other	(50)	(76)
	(1,200)	(1,119)
Net deferred income tax liability	$(645)	$(511)
*	The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2004	2003
Current asset	$110	$91
Noncurrent liability	(755)	(602)
	$(645)	$(511)

Net cash payments for (refunds of) income taxes were $152, $(42) and $(49) million in 2004, 2003 and 2002, respectively.

During 2004, Sunoco received a $2 million refund related to the computation of interest on numerous federal income tax issues. In connection with this settlement, a $28 million pretax gain ($18 million after tax) was recognized in other income, net, in the 2004 consolidated statement of operations. Also in 2004, Sunoco settled certain federal income tax issues that had been in dispute, which increased net income by $5 million. In connection with this settlement, Sunoco received $9 million of cash proceeds.

5. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted-average number of common shares used to compute basic earnings per share (“EPS”) to those used to compute diluted EPS:

(In Millions)	2004	2003	2002*
Weighted-average number of common shares outstanding—basic	74.1	76.7	76.2
Add effect of dilutive stock incentive awards	.8	.8	—
Weighted-average number of shares—diluted	74.9	77.5	76.2
*	Since the assumed issuance of common stock under stock incentive awards would not have been dilutive, the weighted-average number of shares used to compute diluted EPS is equal to the weighted-average number of shares used in the basic EPS computation.

6. Inventories

	December 31
(Millions of Dollars)	2004	2003
Crude oil	$319	$150
Petroleum and chemical products	315	223
Materials, supplies and other	131	121
	$765	$494

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $1,550 and $1,029 million at December 31, 2004 and 2003, respectively. During 2002, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduction was to increase 2002 results of operations by $5 million after tax.

7. Investments and Long-Term Receivables

	December 31
(Millions of Dollars)	2004	2003
Investments in and advances to affiliated companies:
Pipeline joint ventures (Notes 2 and 3)	$84	$85
Belvieu Environmental Fuels (Notes 2 and 3)	—	25
Other	11	12
	95	122
Accounts and notes receivable	20	21
	$115	$143

Dividends received from affiliated companies amounted to $23, $19 and $27 million in 2004, 2003 and 2002, respectively. Earnings employed in the business at December 31, 2004 include $31 million of undistributed earnings of affiliated companies.

Summarized financial information for all entities accounted for using the equity method is set forth below. Amounts attributable to acquired interests (Note 2) have been included in the table since the acquisition dates.

	100 Percent			Sunoco Proportionate Share
(Millions of Dollars)	2004	2003	2002	2004	2003	2002
Balance Sheet Information, at December 31:
Current assets	$243	$232	$297	$66	$62	$94
Other assets	$544	$590	$762	$96	$118	$211
Current liabilities	$135	$149	$166	$40	$36	$49
Other liabilities	$468	$450	$596	$75	$75	$159
Income Statement Information, for the years ended December 31:
Revenues	$1,147	$971	$992	$394	$316	$358
Income before income tax expense	$204	$91	$166	$39	$5	$31
Net income (loss)	$132	$26	$115	$26	$(7)	$23

8. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments, at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2004
Refining and supply	$4,176	$2,129	$2,047
Retail marketing*	1,582	658	924
Chemicals	1,277	270	1,007
Logistics	1,129	472	657
Coke	524	193	331
	$8,688	$3,722	$4,966
2003
Refining and supply	$3,891	$2,187	$1,704
Retail marketing*	1,512	650	862
Chemicals	1,282	263	1,019
Logistics	1,039	447	592
Coke	408	180	228
	$8,132	$3,727	$4,405
*	Includes retail sites leased to third parties with a gross investment totaling $611 and $543 million at December 31, 2004 and 2003, respectively. Related accumulated depreciation totaled $298 and $303 million at December 31, 2004 and 2003, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2004 for retail sites are as follows (in millions of dollars):

Year ending December 31:
2005	$37
2006	26
2007	14
2008	7
2009	5
Thereafter	18
$107

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

In the fourth quarter of 2003, Congress passed the Medicare Prescription Drug Act of 2003, which authorized Medicare to provide prescription drug benefits to retirees. To encourage employers to retain or provide postretirement drug benefits for their Medicare-eligible employees, beginning in 2006, the federal government will begin to make subsidy payments to employers who sponsor postretirement benefit plans under which retirees receive prescription drug benefits that are “actuarially equivalent” to the prescription drug benefits provided under Medicare. In May 2004, FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”), was issued which provides guidance on accounting for the effects of the new Medicare legislation. Adoption of FSP No. 106-2, which became effective in the third quarter of 2004, did not materially impact Sunoco’s consolidated financial statements.

Defined benefit plans and postretirement benefit plans expense consisted of the following components:

	Defined Benefit Plans			Postretirement Benefit Plans
(Millions of Dollars)	2004	2003	2002	2004	2003	2002
Service cost (cost of benefits earned during the year)	$46	$38	$33	$8	$6	$7
Interest cost on benefit obligations	86	89	89	24	25	28
Expected return on plan assets	(84)	(85)	(100)	—	—	—
Amortization of:
Prior service cost (benefit)	3	3	2	(7)	(12)	(10)
Unrecognized losses	33	21	2	3	3	2
Net curtailment gains	—	—	—	—	(1)	—
	$84	$66	$26	$28	$21	$27

Defined benefit plans and postretirement benefit plans expense is determined using actuarial assumptions as of the beginning of the year. The following weighted-average assumptions were used to determine defined benefit plans and postretirement benefit plans expense:

	Defined Benefit Plans			Postretirement Benefit Plans
(In Percentages)	2004	2003	2002	2004	2003	2002
Discount rate	6.00%	6.75%	7.25%	6.00%	6.75%	7.25%

Long-term expected rate of return on plan assets	8.75%	8.75%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2004 and 2003 as well as the funded status and amounts both recognized and not recognized in the consolidated balance sheets at December 31, 2004 and 2003:

	Defined Benefit Plans				Postretirement Benefit Plans
	2004		2003
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	2004	2003
Benefit obligations at beginning of year*	$1,313	$128	$1,235	$118	$409	$398
Service cost	43	3	36	2	8	6
Interest cost	78	8	81	8	24	25
Actuarial losses	60	10	120	11	4 **	34
Plan amendments	(14)	—	—	4	16	(26)
Benefits paid	(131)	(12)	(159)	(15)	(41)	(36)
Premiums paid by participants	—	—	—	—	9	8
Benefit obligations at end of year*	$1,349	$137	$1,313	$128	$429	$409

Fair value of plan assets at beginning of year***	$1,071		$930
Actual return on plan assets	123		211
Employer contributions	95		89
Benefits paid from plan assets	(131)		(159)

Fair value of plan assets at end of year***	$1,158		$1,071

Unfunded accumulated obligation	$(40)	$(122)	$(121)	$(120)
Provision for future salary increases	(151)	(15)	(121)	(8)

Benefit obligations in excess of plan assets at end of year	(191)	(137)	(242)	(128)	$(429)	$(409)
Unrecognized prior service cost (benefit)	17	(1)	18	(1)	(27)	(34)
Unrecognized net loss	374	57	382	51	84 **	83
Net amount recognized in balance sheet at end of year	$200	$(81)	$158	$(78)	$(372)	$(360)
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations (“APBO”) for postretirement benefit plans. The accumulated benefit obligations for funded and unfunded defined benefit plans amounted to $1,198 and $122 million, respectively, at December 31, 2004, and $1,192 and $120 million, respectively, at December 31, 2003.
**	Includes a $10 million actuarial gain attributable to the prescription drug subsidy provided by the Medicare Prescription Drug Act of 2003.
***	There are no plan assets invested in Company stock.

The net amount recognized in the consolidated balance sheets at December 31, 2004 and 2003 is classified as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
(Millions of Dollars)	2004	2003	2004	2003
Prepaid retirement costs	$11	$11	$—	$—
Retirement benefit liabilities	(167)	(244)	(372)	(360)
Deferred charges and other assets*	19	21	—	—
Accumulated other comprehensive loss (before related tax benefit)**	256	292	—	—
	$119	$80	$(372)	$(360)
*	Represents an intangible asset for which an equivalent additional minimum liability is included in retirement benefit liabilities.
**	Represents a separate component of shareholders’ equity for which an equivalent additional minimum liability is included in retirement benefit liabilities.

The asset allocations attributable to the funded defined benefit plans at December 31, 2004 and 2003 and the target allocation of plan assets for 2005, by asset category, are as follows:

		December 31
(In Percentages)	2005 Target*	2004	2003
Asset category:
Equity securities	60%	64%	62%
Debt securities	35	32	33
Other	5	4	5
Total	100%	100%	100%
*	The target allocation has been in effect since 1999.

The investment strategy of the Company’s funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. Risk to capital is minimized through the diversification of investments across and within various asset categories.

Management currently anticipates making $50 million of voluntary contributions to the Company’s funded defined benefit plans in 2005. In March 2002, a temporary interest-rate-relief bill was enacted by Congress that mitigated the impact of a decline in interest rates used in pension funding calculations. In April 2004, Congress enacted additional legislation that continues the use of more favorable interest rates for determining funding requirements through 2005. The new bill replaces the interest rate on 30-year Treasury bonds with a rate based on corporate bonds.

The expected benefit payments through 2014 for the defined benefit and postretirement benefit plans are as follows:

	Defined Benefit Plans
(Millions of Dollars)	Funded Plans	Unfunded Plans	Postretirement Benefit Plans*
Year ending December 31:
2005	$104	$12	$48
2006	$108	$12	$51
2007	$114	$15	$54
2008	$118	$18	$56
2009	$121	$17	$57
2010 through 2014	$653	$62	$308
*	Before premiums paid by participants.

The measurement date for the Company’s defined benefit and postretirement benefit plans is December 31. The following weighted-average assumptions were used at December 31, 2004 and 2003 to determine benefit obligations for the plans:

	Defined Benefit Plans		Postretirement Benefit Plans
(In Percentages)	2004	2003	2004	2003
Discount rate	5.75%	6.00%	5.50%	6.00%

Rate of compensation increase	4.00%	4.00%

The health care cost trend assumption used at December 31, 2004 to compute the APBO for the postretirement benefit plans was an increase of 10.3 percent (11.4 percent at December 31, 2003), which is assumed to decline gradually to 5.5 percent in 2008 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2004:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	$1	$(1)
Effect on APBO	$10	$(12)

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco’s contributions, which are principally based on a percentage of employees’ annual base compensation and are charged against income as incurred, amounted to $21, $20 and $19 million in 2004, 2003 and 2002, respectively.

Sunoco’s principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee’s base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company’s Board of Directors (“Board”), to borrow in order to purchase shares of Company common stock. As of December 31, 2004, no such borrowings had been approved.

10. Short-Term Borrowings and Credit Facilities

In June 2004, the Company entered into a new revolving credit facility (the “New Facility”) totaling $900 million, which matures in June 2009. The New Facility replaces a prior $785 million facility. The New Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper and letters of credit. The Company also can borrow directly from the participating banks under the New Facility. The New Facility is subject to commitment fees, which are not material. Under the terms of the New Facility, Sunoco is required to maintain tangible net worth (as defined in the New Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the New Facility) for each quarter ended after March 31, 2004). At December 31, 2004, the Company’s tangible net worth was $1.7 billion and its targeted tangible net worth was $1.2 billion. The New Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the New Facility) not exceed .60 to 1. At December 31, 2004, this ratio was .37 to 1. At December 31, 2004, the New Facility is being used to support $100 million of commercial paper (with a weighted-average interest rate of 2.13 percent) and $103 million of floating-rate notes due in 2034 (Note 11).

In November 2004, Sunoco Logistics Partners L.P. replaced its three-year $250 million revolving credit facility with a new $250 million revolving credit facility, which matures in November 2009. This facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. At December 31, 2004 and 2003, $65 million was outstanding under these facilities (Note 11). The current credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4.5 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the current credit facility) and an interest coverage ratio (as defined in the current credit facility) of at least 3 to 1. At December 31, 2004, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.8 to 1 and the interest coverage ratio was 5.4 to 1.

The Company’s Epsilon joint venture has a $40 million revolving credit facility that matures in September 2006. The credit facility contains restrictive covenants which, among other things, limit the incurrence of additional debt and the sale of assets by Epsilon. At December 31, 2004, $6 million was outstanding under this credit facility, which is guaranteed by Sunoco, Inc. Sunoco, Inc. also guarantees Epsilon’s $120 million term loan due in September 2006 (Note 11).

11. Long-Term Debt

	December 31
(Millions of Dollars)	2004	2003
9 3/8 % debentures, payable $16 in 2014 and $20 in 2015 and 2016	$56	$200
9% debentures due 2024	65	100
7¾% notes due 2009	146	200
7.60% environmental industrial revenue bonds paid in 2004	—	100
7¼% notes due 2012 (Note 13)	250	250
7 1/8% notes paid in 2004	—	100
6 7/8% notes due 2006	54	150
6¾% notes due 2011	177	200
6¾% convertible subordinated debentures due 2012 (Note 14)	9	10
4 7/8% notes due 2014	250	—
Floating-rate notes (interest of 2.17% at December 31, 2004) due 2034 (Note 10)	103	—
Revolving credit loan, floating interest rate (2.94% at December 31, 2004) due 2009 (Note 10)	65	65
Floating-rate notes (interest of 2.72% at December 31, 2004) due 2006 (Note 10)	120	120
Revolving credit loans, floating interest rate (3.42% at December 31, 2004) due 2006 (Note 10)	6	28
Other	85	85
	1,386	1,608
Less: unamortized discount	4	7
current portion	3	103
	$1,379	$1,498

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2005 through 2009 is as follows (in millions of dollars):

2005	$3	2008	$5
2006	$184	2009	$316
2007	$8

In 2004, the Company repurchased outstanding long-term debt with a par value of $352 million utilizing the net proceeds from the issuance under its shelf registration statement of the 4 7/8 percent notes due 2014 and $154 million of cash. Of the debt repurchased, $240 million was attributable to tender offer purchases of the 9 3/8 percent debentures and the 6 7/8 percent notes and $112 million was attributable to open market purchases of the 9 percent debentures, 7 3/4 percent notes and 6 3/4 percent notes. Sunoco recognized a $53 million loss ($34 million after tax) on the early extinguishment of this debt, which is reflected in other income, net, in the 2004 consolidated statement of operations (Note 3).

In 2004, the Company issued $103 million of floating-rate notes due in 2034 and used the proceeds to redeem the 7.60 percent environmental industrial revenue bonds that were due in 2024. These floating-rate notes, which are remarketed weekly, have been classified as long-term debt as the Company intends to remarket the notes. In the event the notes are not remarketed, the Company can refinance them on a long-term basis utilizing the New Facility (Note 10). In 2004, the Company also issued $100 million of commercial paper and used the proceeds to repay its maturing 7 1/8 percent notes.

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $98, $111 and $100 million in 2004, 2003 and 2002, respectively.

The following table summarizes Sunoco’s long-term debt (including current portion) by issuer:

	December 31
(Millions of Dollars)	2004	2003
Sunoco, Inc.	$702	$807
Sunoco Logistics Partners L.P.	313	313
Epsilon Products Company, LLC	126	148
Other	241	333
	$1,382	$1,601

12. Commitments and Contingent Liabilities

Leases and Other Commitments

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2004, 2003 and 2002 amounted to $197, $144 and $136 million, respectively, which include contingent rentals totaling $15, $17 and $16 million, respectively. Approximately 5 percent of total rental expense was recovered through related sub-lease rental income during 2004.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases, including amounts pertaining to lease extension options which are assumed to be exercised, are as follows (in millions of dollars):

	Current Lease Term	Lease Extension Options	Total
Year ending December 31:
2005	$157	$ 1	$158
2006	141	4	145
2007	122	7	129
2008	101	9	110
2009	87	10	97
Thereafter	270	246	516
Future minimum lease payments	$878	$277	1,155
Less: Sub-lease rental income			(25)
Net minimum lease payments			$1,130

Approximately 36 percent of the aggregate amount of future minimum annual rentals applicable to noncancelable operating leases relates to time charters for marine transportation vessels. Most of these time charters contain terms of up to seven years with renewal and sublease options. The lease payments consist of a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2004. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

Sunoco is contingently liable under various arrangements which guarantee debt of third parties aggregating to approximately $11 million at December 31, 2004. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

Over the years, Sunoco has sold thousands of retail gasoline outlets as well as refineries, terminals, coal mines, oil and gas properties and various other assets. In connection with these sales, the Company has indemnified the purchasers for potential environmental and other contingent liabilities related to the period prior to the transaction dates. In most cases, the effect of these arrangements was to afford protection for the purchasers with respect to obligations for which the Company was already primarily liable. While some of these indemnities have spending thresholds which must be exceeded before they become operative, or limits on Sunoco’s maximum exposure, they generally are not limited. The Company recognizes the fair value of the obligations undertaken for all guarantees entered into or modified after January 1, 2003. In addi -

tion, the Company accrues for any obligations under these agreements when a loss is probable and reasonably estimable. The Company cannot reasonably estimate the maximum potential amount of future payments under these agreements.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dollars):

Year ending December 31:
2005	$9
2006	9
2007	9
2008	8
2009	8
2010 through 2018	46
Total	89
Less: Amount representing interest	(28)
Total at present value	$61

Payments under these agreements, including variable components, totaled $19, $18 and $18 million for the years 2004, 2003 and 2002, respectively.

Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemical Corporation (“Aristech”), a wholly owned subsidiary of Mitsubishi Corporation (“Mitsubishi”), for $506 million in cash and the assumption of $163 million of debt. Contingent payments with a net present value as of the acquisition date of up to $167 million (the “earn out”) may also be made if realized margins for polypropylene and phenol exceed certain agreed-upon thresholds through 2006. As of December 31, 2004, no such payments have been earned. Since the $167 million represents a present value as of January 1, 2001, the actual amounts that could ultimately be paid under the earn out provisions increase over time by a contract-specified 11 percent per year. However, the contingent payments are limited to $90 million per year. Any earn out payments would be treated as adjustments to the purchase price. In addition, Mitsubishi is responsible for up to $100 million of any potential environmental liabilities of the business identified through 2026 arising out of or related to the period prior to the acquisition date.

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

	December 31
(Millions of Dollars)	2004	2003
Accrued liabilities	$39	$44
Other deferred credits and liabilities	109	102
	$148	$146

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2001	$61	$45	$10	$18	$8	$3	$145
Accruals	(2)	36	1	7	—	—	42
Payments	(7)	(24)	(3)	(12)	(3)	—	(49)
Other*	—	15	—	6	—	—	21
At December 31, 2002	$52	$72	$8	$19	$5	$3	$159
Accruals	—	23	1	6	1	(1)	30
Payments	(9)	(22)	(2)	(10)	(1)	—	(44)
Other*	—	1	—	—	—	—	1
At December 31, 2003	$43	$74	$7	$15	$5	$2	$146
Accruals	2	20	—	3	2	—	27
Payments	(10)	(21)	(1)	(3)	(3)	—	(38)
Acquisitions and divestments	11	—	(1)	—	—	—	10
Other*	2	1	—	—	—	—	3
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
*	Consists principally of increases in the accrued liability for which recovery from third parties is probable.

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

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2004, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $90 million. However, the Company believes it is very unlikely that it will realize the maximum loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

Future costs for environmental remediation activities at the Company’s marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2004, Sunoco had been named as a PRP at 46 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has re -

viewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $7 million at December 31, 2004. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $21 million at December 31, 2004 and are included in deferred charges and other assets in the consolidated balance sheets.

Environmental Regulatory Matters

Since the late 1990s, the U.S. Environmental Protection Agency (“EPA”) has undertaken significant enforcement initiatives under authority of the Clean Air Act, targeting industries with large manufacturing facilities that are significant sources of emissions, including the refining industry. The EPA has asserted that many of these facilities have modified or expanded their operations over time without complying with New Source Review regulations that require permits and new emission controls in connection with any significant facility modifications or expansions that could increase emissions above certain thresholds, and have violated various other provisions of the Clean Air Act, including New Source Review and Prevention of Significant Deterioration (“NSR/PSD”) Program, Benzene Waste Operations National Emissions Standards for Hazardous Air Pollutants (“NESHAP”), Leak Detection and Repair (“LDAR”) and flaring requirements. As part of this enforcement initiative, the EPA has entered into Consent Agreements with several refiners that require them to pay civil fines and penalties and make significant capital expenditures to install emissions-control equipment at selected facilities. For some of these refineries, the cost of the required emissions-control equipment is significant, depending on the size, age and configuration of the refinery. Sunoco received information requests in 2000, 2001 and 2002 in connection with the enforcement initiative pertaining to its Marcus Hook, Philadelphia, Toledo and Tulsa refineries, the Puerto Rico refinery divested in 2001 and its phenol facility in Philadelphia. Sunoco has completed its responses to the EPA. In 2003, Sunoco received an additional information request at its phenol plant in Philadelphia.

Sunoco has received Notices of Violation and Findings of Violation from the EPA relating to its Marcus Hook, Philadelphia and Toledo refineries. The Notices and Findings of Violation allege failure to comply with certain requirements relating to benzene wastewater emissions at the Company’s Marcus Hook, Toledo and Philadelphia refineries and failure to comply with certain requirements relating to leak detection and repair at the Toledo refinery. In addition, the EPA has alleged that: at the Company’s Philadelphia refinery, certain modifications were made to one of the fluid catalytic cracking units in 1992 and 1998 without obtaining requisite permits; at the Company’s Marcus Hook refinery, certain modifications were made to the fluid catalytic cracking unit in 1990 and 1996 without obtaining requisite permits; and at the Company’s Toledo refinery, certain physical and operational changes were made to the fluid catalytic cracking unit in 1985 without obtaining requisite permits. The EPA has also alleged that at the Company’s Toledo refinery, certain physical and operational changes were made to the sulfur plant in 1995, 1998 and 1999 without obtaining requisite permits; certain physical and operational changes were made to a flare system without obtaining requisite permits; and that the flare system was not being operated in compliance with the Clean Air Act. Sunoco has met with representatives of the EPA on these Notices and Findings of Violation with the aim of trying to resolve these matters. Although Sunoco does not believe that it has violated any Clean Air Act requirements, as part of this initiative, Sunoco could be required to make significant capital expenditures, incur higher operating costs, operate these refineries at reduced levels and/or pay significant penalties. There are no liabilities accrued at December 31, 2004 in connection with this initiative. With respect to the Company’s Eagle Point refinery acquired effective January 13, 2004 (Note 2), El Paso Corporation, its prior owner, has entered into a consent decree with the EPA and the New Jersey Department of Environmental Protection as part of EPA’s enforcement initiative. Sunoco does not anticipate substantial capital expenditures on its part as a result of El Paso’s consent decree.

Energy policy legislation continues to be debated in the U.S. Congress. The Bush Administration and the U.S. Senate and U.S. House have been unable to reach agreement on final legislation. There are numerous issues being debated, including an MTBE phase-out, ethanol and MTBE “safe harbor” liability provisions, ethanol and renewable fuels mandates and other issues that could impact gasoline production. Sunoco uses MTBE and ethanol as oxygenates in different geographic areas of its refining and marketing system. While federal action is uncertain, California, New York and Connecticut began enforcing state-imposed MTBE bans on January 1, 2004. Sunoco does not market in California but is complying with the bans in New York and Connecticut. These bans have resulted in unique gasoline blends, which could have a significant impact on market conditions depending on the details of future regulations, the impact on gasoline supplies, the cost and availability of ethanol and alternate oxygenates if the minimum oxygenate requirements remain in effect, and the ability of Sunoco and the industry in general to recover their costs in the marketplace. A number of additional states, including some in the northeastern United States, are considering or have approved bans of MTBE, with legislative and administrative actions underway that could lead to additional MTBE bans by 2007.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline, owners and operators of retail gasoline sites, and manufacturers of MTBE, are defendants in over 60 cases in 17 states involving the manufacture and use of MTBE in gasoline and MTBE contamination in groundwater. Plaintiffs, which include private well owners, water providers and certain governmental authorities, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product. Plaintiffs also generally are alleging groundwater contamination, nuisance, trespass, negligence, failure to warn, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief and punitive damages. Most of the public water provider cases have been removed to federal court by motion of the defendants and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York. Motions to remand these cases to their respective state courts have been denied. Up to this point, for the group of MTBE cases currently pending, there has been little information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Many other legal and administrative proceedings are pending or possible against Sunoco from its current and past operations, including proceedings related to commercial and tax disputes, product liability, antitrust, employment claims, leaks from pipelines and underground storage tanks, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances (such as benzene or asbestos) and general environmental claims. The ultimate outcome of these proceedings and the matters discussed above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2004.

13. Minority Interests

Cokemaking Operations

In July 2002, Sunoco transferred an additional interest in its Indiana Harbor cokemaking operation to a third-party investor for $215 million in cash. Since 1995, Sunoco has received, in four separate transactions, a total of $724 million in exchange for interests in its Indiana Harbor and Jewell cokemaking operations. Sunoco did not recognize any gain at the dates of these transactions because the third-party investors were entitled to a preferential return on their investments. The preferential returns are currently equal to 98 percent of the cash flows and tax benefits from the respective cokemaking operations during the preferential return periods, which continue until the investors currently entitled to preferential returns recover their investments and achieve a cumulative annual after-tax return that averages approximately 10 percent. Income is recognized as coke production and sales generate cash flows and tax benefits which are allocated to Sunoco and the third-party investors, while expense is recognized to reflect the investors’ preferential returns.

The preferential return period for the Jewell operation was expected to end in 2011. However, due to anticipated higher costs associated with coal purchases from the Coke business’ coal operation over the next few years, the Company anticipates that the preferential return period will likely extend indefinitely. The preferential return period for the Indiana Harbor operation is expected to end in 2007. Due to the difficulty of forecasting operations and tax benefits into the future, the accuracy of these estimates is subject to considerable uncertainty. The estimated lengths of these preferential return periods are based upon the Company’s current expectations of future cash flows and tax benefits, which are impacted by sales volumes and prices, raw material and operating costs, capital expenditure levels and the ability to recognize tax benefits under the current tax law (see below). Better-than-expected cash flows and tax benefits will shorten the investors’ preferential return periods, while lower-than-expected cash flows and tax benefits will lengthen the periods.

Following any expiration of these preferential return periods, the investor in the Jewell operation would be entitled to a minority interest in the related cash flows and tax benefits amounting to 18 percent, while the investors in the Indiana Harbor operation would be entitled to a minority interest in the related cash flows and tax benefits initially amounting to 34 percent and thereafter declining to 10 percent by 2038.

Under the current tax law, the coke production at Jewell and Indiana Harbor will no longer be eligible to generate nonconventional fuel tax credits after 2007. Prior to 2008, the tax credits would be phased out, on a ratable basis, if the average annual price of domestic crude oil at the wellhead increases on an inflation-adjusted basis from $50.14 to $62.94 per barrel (in 2003 dollars). If this were to occur, the Company could be required to make cash payments to the third-party investors. Payments for the Jewell or Indiana Harbor operation would be required only if the expected end of the respective preferential return period is extended by two years or more and if the respective third-party investor is expected to achieve a cumulative after-tax return of less than approximately 6.5 percent. The Company currently does not believe that any payments to the investors would be required under this provision of the tax indemnity agreement, even if the average annual wellhead crude oil price exceeds the $62.94 per barrel threshold at which the credits are completely phased out. The domestic wellhead price averaged $36.75 per barrel for the year ended December 31, 2004 and $38.10 per barrel for the month of December 2004.

The Company also indemnifies the third-party investors in the event the Internal Revenue Service disallows the tax deductions and benefits allocated to the third parties or if there is a change in the tax laws that reduces the amount of nonconventional fuel tax credits which would be available to them. These tax indemnifications are in effect until the applicable tax returns are no longer subject to Internal Revenue Service review. In certain of these cases, if performance under the indemnification is required, the Company also has the option to purchase the third-party investors’ interests. Although the Company believes it is remote that it will be required to make any payments under these indemnifications, at December 31, 2004, the maximum potential payment under these tax indemnifications and the options to purchase the third-party investors’ interests, if exercised, would have been approximately $635 million. If this were to occur, the minority interest balance would be reduced by approximately $250 million.

An agreement at the Indiana Harbor cokemaking operation requires the Company to supply the hot exhaust gas produced at the facility to a contiguous cogeneration plant operated by an independent power producer for use in the generation of electricity. In exchange, the independent power producer is obligated to reduce the sulfur and particulate content of that hot exhaust gas to acceptable emission levels. Under the provisions of a performance guarantee, Sunoco would be required to make cash payments to the independent power producer until 2013 in the event that the Company failed to supply sufficient hot exhaust gas pursuant to the supply agreement. Although the Company believes that it is remote that it would be required to make any payment under this performance guarantee, the maximum potential payment, if required, would be approximately $150 million.

The following table sets forth the minority interest balances and the changes in these balances attributable to the third-party investors’ interests in cokemaking operations:

(Millions of Dollars)	2004	2003	2002
Balance at beginning of year	$328	$379	$223
Nonconventional fuel credit and other tax benefits*	(52)	(58)	(77)
Preferential return*	47	55	42
Additional cash investments by third-party investors	—	—	215
Cash distributions to third-party investors	(36)	(48)	(24)
Balance at end of year	$287	$328	$379
*	The nonconventional fuel credit and other tax benefits and the preferential return, which comprise the noncash reduction in the minority interest in cokemaking operations, are included in other income, net, in the consolidated statements of operations (Note 3).

Logistics Operations

On February 8, 2002, the Company contributed a substantial portion of its Logistics business to a master limited partnership, Sunoco Logistics Partners L.P., in exchange for a 73.2 percent limited partnership interest, a 2 percent general partnership interest, incentive distribution rights and a special distribution, representing the net proceeds from the Partnership’s issuance of $250 million of 7 1/4 percent senior notes due 2012 (Note 11). The Partnership concurrently issued 5.75 million limited partnership units, representing a 24.8 percent interest in the Partnership, in an initial public offering at a price of $20.25 per unit. No gain or loss was recognized on these transactions.

Concurrent with the offering, Sunoco entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco for certain environmental, toxic tort and other liabilities.

On April 7, 2004, the Partnership issued 3.4 million limited partnership units under its shelf registration statement at a price of $39.75 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled approximately $129 million. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million. With the completion of the offering and related redemption of Sunoco’s limited partnership units, Sunoco now has a 62.6 percent interest in the Partnership, including its 2 percent general partnership interest. The accounts of the Partnership continue to be included in Sunoco’s consolidated financial statements. No gain or loss was recognized on these transactions.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investors’ interests in Sunoco Logistics Partners L.P.:

(Millions of Dollars)	2004	2003	2002
Balance at beginning of year	$104	$100	$—
Net proceeds from public offerings	129	—	96
Minority interest share of income*	19	15	11
Cash distributions to third-party investors**	(20)	(11)	(7)
Balance at end of year	$232	$104	$100
*	Included in selling, general and administrative expenses in the consolidated statements of operations.
**	The Partnership increased its quarterly cash distribution per unit from $.45 to $.4875 for the fourth quarter of 2002 and then to $.50 for the second quarter of 2003, $.5125 for the third quarter of 2003, $.55 for the fourth quarter of 2003, $.57 for the first quarter of 2004, $.5875 for the second quarter of 2004, $.6125 for the third quarter of 2004 and $.625 for the fourth quarter of 2004.

14. Shareholders’ Equity

Each share of Company common stock is entitled to one full vote. The $9 million of outstanding 6 3/4 percent subordinated debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $40.81 per share and are redeemable at the option of the Company. At December 31, 2004, there were 216,785 shares of common stock reserved for this potential conversion (Note 11).

The Company increased the quarterly dividend paid on common stock from $.25 per share ($1.00 per year) to $.275 per share ($1.10 per year) for the fourth quarter of 2003 and then to $.30 per share ($1.20 per year) for the third quarter of 2004 and to $.40 per share ($1.60 per year) for the second quarter of 2005.

In 2004 and 2003, the Company repurchased 8.0 and 2.9 million shares, respectively, of its common stock for $568 and $136 million, respectively. The Company did not repurchase any of its common stock during 2002. In September 2004, the Company announced that its Board approved an increase of $500 million to the share repurchase authorization. At December 31, 2004, the Company had a remaining authorization from its Board to purchase up to $227 million of Company common stock in the open market from time to time depending on prevailing market conditions and available cash. In March 2005, an additional $500 million authorization was approved.

The Company’s Articles of Incorporation authorize the issuance of up to 15 million shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2004, no such shares had been issued.

On February 1, 1996, the Company adopted a shareholder rights plan and designated 1,743,019 shares of its preference stock as Series B participating cumulative preference stock. Pursuant to the plan, the Company declared a dividend of one stock purchase right (“Right”) for each share of common stock outstanding on February 12, 1996. A Right will be granted for each share of common stock issued after such date and prior to the expiration date of the rights plan. The Rights are attached to the common stock until they become exercisable. Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the aggregate outstanding common stock or announces a tender offer for 15 percent or more of the common stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B participating cumulative prefer -

ence stock for $100. After a party has acquired 15 percent or more of the common stock, each Right will entitle a holder to pay $100 for the number of shares of Company common stock (or in certain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Company common stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the common stock. The Company may redeem each Right for $.01 per Right at any time until a party has acquired 15 percent or more of the common stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the common stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

The following table sets forth the components (net of related income taxes) of the accumulated other comprehensive loss balances in shareholders’ equity:

	December 31
(Millions of Dollars)	2004	2003
Minimum pension liability adjustment	$(166)	$(190)
Hedging activities	2	3
	$(164)	$(187)

15. Management Incentive Plans

Sunoco’s principal management incentive plans are the Executive Incentive Plan (“EIP”) and the Long-Term Performance Enhancement Plan II (“LTPEP II”). The EIP provides for the payment of annual cash incentive awards while the LTPEP II provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. The options granted under LTPEP II have a 10-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. LTPEP II authorizes the use of four million shares of common stock for awards. No awards may be granted under LTPEP II after December 31, 2008, unless the Board extends this date to a date no later than December 31, 2013.

The following table summarizes information with respect to common stock option awards under Sunoco’s management incentive plans as well as the Employee Option Plan:

	Management Incentive Plans		Employee Option Plan*
	Shares Under Option	Weighted- Average Option Price Per Share	Shares Under Option	Option Price Per Share
Outstanding, December 31, 2001	4,497,694	$31.02	378,899	$28.00
Granted	733,360	$30.27	—
Exercised	(604,264)	$27.34	(213,470)	$28.00
Canceled	(95,480)	$35.60	(6,225)	$28.00
Outstanding, December 31, 2002	4,531,310	$31.29	159,204	$28.00
Granted	504,800	$48.80	—
Exercised	(1,803,310)	$30.31	(93,695)	$28.00
Canceled	(32,760)	$37.95	(41,619)	$28.00
Outstanding, December 31, 2003	3,200,040	$34.53	23,890	$28.00
Granted	410,600	$82.56	—
Exercised	(2,227,096)	$32.01	(23,890)	$28.00
Canceled	—		—
Outstanding, December 31, 2004	1,383,544	$52.84	—
Exercisable, December 31
2002	3,111,490	$30.13	159,204	$28.00
2003	1,964,380	$32.46	23,890	$28.00
2004	468,144	$31.11	—
Available for Grant, December 31
2002	2,526,780		—
2003	2,385,580		—
2004	1,940,760		—
*	Options were granted to employees (other than executives) during 1993 and 1994.

The following table provides additional information concerning all options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Under Option	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price
$25.25—$30.15	346,100	7	$29.22	346,100	$29.22
$32.88—$39.88	132,044	6	$36.61	122,044	$36.50
$49.02	494,800	9	$49.02	—
$82.56	410,600	10	$82.56	—
$25.25—$82.56	1,383,544	9	$52.84	468,144	$31.11

Common stock unit awards mature upon completion of a restriction period or upon attainment of predetermined performance targets. At December 31, 2002, all outstanding common stock units were payable in Company common stock. In December 2003, the Company changed the method of payment for certain outstanding common stock unit awards to cash. As a result, the Company recorded a $12 million charge to the capital in excess of par value component of shareholders’ equity at December 31, 2003. At December 31, 2004, 416,735 of the outstanding common stock unit awards were payable in cash and 83,640 were payable in Company common stock. The following table summarizes information with respect to all common stock unit awards under Sunoco’s management incentive plans:

	2004	2003	2002
Outstanding at beginning of year	495,434	462,212	519,290
Granted*	122,460	144,565	151,650
Performance factor adjustment**	52,593	33,931	(53,372)
Matured***	(170,112)	(143,674)	(147,061)
Canceled	—	(1,600)	(8,295)
Outstanding at end of year	500,375	495,434	462,212
*	The weighted-average price for common stock unit awards on the date of grant was $82.18, $48.40 and $30.14 for awards granted in 2004, 2003 and 2002, respectively.
**	Consists of adjustments to performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.
***	Includes 127,628 common stock unit awards in 2004 that were paid in cash.

Sunoco follows the fair value method of accounting for employee stock compensation plans. Stock-based compensation expense for 2004, 2003 and 2002 determined utilizing this method amounted to $31, $13 and $11 million, respectively, which consisted of $6, $6 and $6 million, respectively, related to stock option awards and $25, $7 and $5 million, respectively, related to common stock unit awards. In addition, equity-based compensation expense attributable to Sunoco Logistics Partners L.P. for 2004, 2003 and 2002 amounted to $4, $3 and $1 million, respectively.

The stock-based compensation expense for stock options reflects the estimated fair values of $21.91, $13.07 and $7.08 per option granted during 2004, 2003 and 2002, respectively. These values are calculated using the Black- Scholes option pricing model based on the following weighted-average assumptions:

	2004	2003	2002
Expected life (years)	5	6	6
Risk-free interest rate	3.8%	3.7%	3.7%
Dividend yield	1.5%	2.2%	3.3%
Expected volatility	27.4%	28.8%	29.3%

16. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco’s current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. At December 31, 2004 and 2003, the estimated fair value of Sunoco’s long-term debt was $1,495 and $1,684 million, respectively, compared to carrying amounts of $1,379 and $1,498 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

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

At December 31, 2004, the Company had recorded assets totaling $6 million for hedging gains, which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during the 2002-2004 period was not material. Open contracts as of December 31, 2004 vary in duration but do not extend beyond 2005.

17. Business Segment Information

Sunoco is principally a petroleum refiner and marketer and chemicals manufacturer with interests in logistics and cokemaking. Sunoco’s operations are organized into five business segments.

The Refining and Supply segment manufactures petroleum products and commodity petrochemicals at Sunoco’s Marcus Hook, Philadelphia, Eagle Point and Toledo refineries and petroleum and lubricant products at Sunoco’s Tulsa refinery and sells these products to other Sunoco businesses and to wholesale and industrial customers. Refinery operations are comprised of Northeast Refining (the Marcus Hook, Philadelphia and Eagle Point refineries) and MidContinent Refining (the Toledo and Tulsa refineries).

The Retail Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in 24 states primarily on the East Coast and in the Midwest region of the United States.

The Chemicals segment manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia and Eagle Point refineries. In addition, propylene and polypropylene are produced at the Marcus Hook, PA Epsilon joint venture facility. This segment also distributes and markets these products. In September 2004, Sunoco sold its one-third interest in the Mont Belvieu, TX Belvieu Environmental Fuels MTBE production facility to Enterprise Products Operating L.P. In January 2004, a facility in Pasadena, TX, which produces plasticizers, was sold to BASF, while a facility in Neville Island, PA, which produces plasticizers, now does so exclusively for BASF under a three-year tolling agreement (Note 2).

The Logistics segment operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics segment has ownership interests in several refined product and crude oil pipeline joint ventures. Logistics operations are conducted primarily through Sunoco Logistics Partners L.P. (Note 13).

The Coke segment makes high-quality, blast-furnace coke at Sunoco’s Indiana Harbor facility in East Chicago, IN and Jewell facility in Vansant, VA, and produces metallurgical coal from mines in Virginia primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with two steel companies, which are in the process of merging. Additional cokemaking facilities are currently under construction in Haverhill, OH and Vitória, Brazil, which are expected to be operational in 2005 and 2006, respectively. Sunoco will wholly own and operate the facility in Haverhill and will have an initial 1 percent ownership interest in the Vitória facility with an option to purchase, at net book value, an additional 19 percent joint-venture interest. Sunoco will be the operator of the Vitória facility.

Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses that can be identified with a segment have been included as deductions in determining pretax and after-tax segment income. The remainder are included in Corporate and Other. Also included in Corporate and Other are net financing expenses and other, which consist principally of interest, the preferential return of third-party investors in the Company’s cokemaking operations (Note 13) and debt and other financing expenses less interest income and interest capitalized, and significant unusual and infrequently occurring items not allocated to a segment for purposes of reporting to the chief operating decision maker. Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

Segment Information

(Millions of Dollars)	Refining and Supply		Retail Marketing		Chemicals		Logistics		Coke	Corporate and Other		Consolidated
2004
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$11,732		$9,567		$2,197		$1,700		$272	$—		$25,468
Intersegment	$7,125		$—		$—		$1,750		$—	$—		$—
Pretax segment income (loss)	$908		$111		$153		$44		$58	$(279)		$995
Income tax (expense) benefit	(367)		(43)		(59)		(13)		(18)	110		(390)
After-tax segment income (loss)	$541		$68		$94		$31		$40	$(169	)*	$605
Equity income	$5		$—		$2		$19		$—	$—		$26
Depreciation, depletion and amortization	$188		$106		$70		$32		$13	$—		$409
Capital expenditures	$463	**	$103	***	$56	**	$75	**	$135	$—		$832
Investments in and advances to affiliated companies	$11		$—		$—		$84		$—	$—		$95
Identifiable assets	$3,125		$1,336		$1,582		$1,254		$374	$485	†	$8,079	††
*	Consists of $67 million of after-tax corporate expenses, $78 million of after-tax net financing expenses and other, an $18 million after-tax gain on an income tax settlement, an $8 million after-tax loss on the divestment of the Chemicals segment’s one-third interest in BEF and a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring (Notes 2, 3, 4 and 11).
**	Excludes $250 million acquisition from El Paso Corporation of the Eagle Point refinery and related chemical and logistics assets, which includes inventory. The $250 million purchase price is comprised of $190, $40 and $20 million attributable to Refining and Supply, Chemicals and Logistics, respectively (Note 2).
***	Excludes $181 million acquisition from ConocoPhillips of 340 Mobil® retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., which includes inventory (Note 2).
†	Consists of Sunoco’s $110 million consolidated deferred income tax asset, $11 million of prepaid retirement costs and $364 million attributable to corporate activities.
††	After elimination of intersegment receivables.

(Millions of Dollars)	Refining and Supply	Retail Marketing		Chemicals*	Logistics	Coke	Corporate and Other		Consolidated
2003
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$7,174	$7,539		$1,730	$1,275	$251	$—		$17,969
Intersegment	$4,852	$—		$—	$1,383	$—	$—		$—
Pretax segment income (loss)	$416	$145		$84	$34	$66	$(250)		$495
Income tax (expense) benefit	(155)	(54)		(31)	(8)	(23)	88		(183)
After-tax segment income (loss)	$261	$91		$53	$26	$43	$(162	)**	$312
Equity income (loss)	$2	$—		$(6)	$20	$—	$(23	)***	$(7)
Depreciation, depletion and amortization	$165	$99		$65	$27	$13	$—		$369
Capital expenditures	$245	$107	†	$31 ††	$39	$5	$—		$427
Investments in and advances to affiliated companies	$12	$—		$25	$85	$—	$—		$122
Identifiable assets	$2,344	$1,274		$1,586	$1,121	$268	$485	†††	$7,053 #
*	Restated to reflect the consolidation of the Epsilon joint venture, effective January 1, 2003, in connection with the adoption of FASB Interpretation No. 46 in the first quarter of 2004 (Note 1).
**	Consists of $40 million of after-tax corporate expenses, $99 million of after-tax net financing expenses and other, a $9 million after-tax gain associated with the Retail Marketing Midwest Marketing Divestment program and a $32 million after-tax provision for asset write-downs and other matters (Notes 2 and 3).
***	Represents Sunoco’s share of a provision recorded by the Chemicals segment’s one-third-owned BEF joint venture to write down its MTBE production facility to its estimated fair value (Notes 2 and 3).
†	Excludes $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC of 193 Speedway® retail gasoline sites located primarily in Florida and South Carolina, which includes inventory (Note 2).
††	Excludes $198 million associated with the formation of a propylene partnership with Equistar Chemicals, L.P. and a related supply contract and the acquisition of Equistar’s Bayport polypropylene facility, which includes inventory (Note 2).
†††	Consists of Sunoco’s $91 million consolidated deferred income tax asset, $11 million of prepaid retirement costs and $383 million attributable to corporate activities.
#	After elimination of intersegment receivables.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics		Coke	Corporate and Other		Consolidated
2002
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$5,827	$6,172	$1,362	$690		$248	$—		$14,299
Intersegment	$3,828	$—	$—	$1,158		$—	$—		$—
Pretax segment income (loss)	$(46)	$31	$43	$47		$65	$(213)		$(73)
Income tax (expense) benefit	15	(11)	(15)	(14)		(23)	74		26
After-tax segment income (loss)	$(31)	$20	$28	$33		$42	$(139	)*	$(47)
Equity income	$3	$—	$6	$14		$—	$—		$23
Depreciation, depletion and amortization	$153	$95	$44	$25		$12	$—		$329
Capital expenditures	$179	$124	$36	$41	**	$5	$—		$385
Investments in and advances to affiliated companies	$16	$—	$101	$81		$—	$—		$198
Identifiable assets	$2,252	$1,135	$1,325	$1,021		$278	$452	***	$6,441 †
*	Consists of $26 million of after-tax corporate expenses, $91 million of after-tax net financing expenses and other and a $22 million after-tax provision for asset write-downs and other matters (Note 2).
**	Excludes $54 million purchase from Unocal of interests in three Midwestern and Western U.S. products pipeline companies and a $6 million purchase which increased the Company’s ownership interest in the West Texas Gulf Pipeline (Note 2).
***	Consists of Sunoco’s $94 million consolidated deferred income tax asset, $5 million of prepaid retirement costs and $353 million attributable to corporate activities.
†	After elimination of intersegment receivables.

The following table sets forth Sunoco’s sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	2004	2003	2002
Gasoline:
Wholesale	$3,934	$2,167	$1,787
Retail	6,169	4,529	3,545
Middle distillates	5,764	3,518	2,736
Residual fuel	948	797	549
Petrochemicals	2,719	1,987	1,599
Lubricants	324	295	263
Other refined products	656	505	510
Other products and services	763	703	596
Resales of purchased crude oil	1,637	1,218	632
Coke and coal	272	251	248
Consumer excise taxes	2,282	1,999	1,834
	$25,468	$17,969	$14,299

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2004		2003	2002
Refinery crude unit capacity at December 31	890.0	**	730.0	730.0
Input to crude units	855.7	***	708.1	689.9
Refinery crude unit capacity utilized	97%		97%	95%
*	Thousands of barrels daily, except percentages.
**	Reflects increases in January 2004 for the acquisition of the 150 thousand barrels-per-day Eagle Point refinery effective January 13, 2004 and a 10 thousand barrels-per-day adjustment in MidContinent Refining. In January 2005, crude unit capacity increased again to 900 thousands of barrels daily due to an additional 10 thousand barrels-per-day adjustment in MidContinent Refining.
***	Data pertaining to the Eagle Point refinery are based on the amounts attributable to the 354-day ownership period (January 13, 2004 – December 31, 2004) divided by 366 days.

Products Manufactured*	2004	2003	2002
Gasoline	442.0	375.6	375.2
Middle distillates	300.3	236.7	231.2
Residual fuel	73.0	59.8	55.9
Petrochemicals	38.1	27.9	30.5
Lubricants	13.6	13.6	13.1
Other	82.0	77.6	73.4
Total production	949.0	791.2	779.3
Less: Production used as fuel in refinery operations	46.2	37.1	37.0
Total production available for sale	902.8	754.1	742.3
*	Thousands of barrels daily.

Inventories*	2004	2003	2002
Crude oil	21.7	16.8	17.0
Refined products**	19.4	17.0	17.4
*	Millions of barrels at December 31.
**	Includes petrochemical inventories produced at Sunoco’s Marcus Hook, Philadelphia, Eagle Point and Toledo refineries, excluding cumene, which is included in the Chemicals segment.

Retail Sales*	2004	2003	2002
Gasoline	296.3	276.5	262.3
Middle distillates	42.7	40.3	36.4
	339.0	316.8	298.7
*	Thousands of barrels daily.

Retail Gasoline Outlets	2004	2003	2002
Direct outlets:
Company owned or leased	1,396	1,442	1,384
Dealer owned	546	594	682
Total direct outlets	1,942	2,036	2,066
Distributor outlets	2,862	2,492	2,315
	4,804	4,528	4,381

Other Data	2004	2003	2002
Throughput per Company owned or leased outlet*	132.6	124.4	121.7
*	Thousands of gallons of gasoline and diesel monthly.

Chemicals Segment Data

Chemical Sales*	2004	2003	2002
Phenol and related products	2,615	2,629	2,831
Polypropylene**	2,239	2,248	1,346
Plasticizers***	28	591	615
Propylene†	—	—	774
Other	187	173	178
	5,069	5,641	5,744
*	Millions of pounds.
**	Includes amounts attributable to the Bayport facility subsequent to its purchase effective March 31, 2003 and the Epsilon joint venture subsequent to its consolidation effective January 1, 2003.
***	The plasticizer business was divested in January 2004.
†	Effective with the consolidation of the Epsilon joint venture, beginning January 1, 2003, excludes refinery-grade propylene sold to Epsilon which is now eliminated in consolidation.

Other Data	2004	2003	2002
Chemical inventories*	437	480	499
*	Millions of pounds at December 31.

Logistics Segment Data

Pipeline Shipments*	2004	2003	2002
Crude oil	13.7	12.9	12.6
Refined products	15.0	15.2	15.5
*	Billions of barrel miles. Consists of 100 percent of the pipeline shipments of pipelines owned and operated by Sunoco Logistics Partners L.P., the master limited partnership that is 62.6 percent owned by Sunoco.

Terminal Throughputs*	2004	2003	2002
Refined product terminals	340	283	273
Nederland, TX marine terminal	488	442	437
Other terminals	636	479	473
	1,464	1,204	1,183
*	Thousands of barrels daily.

Other Data	2004	2003	2002
Crude oil inventory*	2.0	2.0	1.9
*	Millions of barrels at December 31.

Coke Segment Data*

	2004	2003	2002
Coke production	1,965	2,024	2,001
Coke sales	1,953	2,024	2,158
*	Thousands of tons.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars, Except Per Share Amounts and Common Stock Prices)

	2004					2003
	First Quarter	Second Quarter	Third Quarter		Fourth Quarter	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)	$5,232	$6,265	$6,575		$7,396	$4,589	$4,189	$4,630		$4,561
Gross profit*	$362	$631	$431		$562	$331	$334	$432		$300
Net income	$89	$234	$104	**	$178	$86	$81	$109	***	$36	†
Net income per share of common stock:
Basic	$1.18	$3.10	$1.40		$2.50	$1.12	$1.05	$1.41		$.47
Diluted	$1.17	$3.07	$1.39		$2.48	$1.12	$1.04	$1.40		$.47
Cash dividends per share of common stock	$.275	$.275	$.30		$.30	$.25	$.25	$.25		$.275
Common stock price††—high	$64.48	$65.70	$74.37		$84.51	$38.04	$39.00	$41.42		$52.60
—low	$50.51	$58.26	$58.76		$70.52	$29.67	$35.40	$35.93		$40.10
—end of period	$62.38	$63.62	$73.98		$81.71	$36.57	$37.74	$40.22		$51.15
*	Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
**	Includes an $18 million after-tax gain on an income tax settlement, an $8 million after-tax loss on divestment of the Company’s one-third interest in BEF and a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring.
***	Includes a $15 million after-tax provision for write-down of the BEF MTBE production facility to its estimated fair value.
†	Includes a $9 million after-tax gain associated with a retail marketing divestment program in the Midwest and a $17 million after-tax provision primarily for write-down of the assets of the plasticizer business to their estimated fair values less costs to sell.
††	The Company’s common stock is principally traded on the New York Stock Exchange, Inc. under the symbol “SUN.” The Company had approximately 23,500 holders of record of common stock as of January 31, 2005.