Form 10-K, Exhibit 13
period 2005-12-31
SUNOCO INC
filed 2006-03-03
CIK 95304

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis is management’s analysis of the financial performance of Sunoco, Inc. and subsidiaries (collectively, “Sunoco” or the “Company”) and of significant trends that may affect its future performance. It should be read in conjunction with Sunoco’s consolidated financial statements and related notes. Those statements in Management’s Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 37 for a discussion of the factors that could cause actual results to differ materially from those projected.

Overview

Sunoco’s profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had, and should continue to have, a significant impact on margins and the financial results of the Company.

Throughout most of the 2003-2005 period, refined product margins in Sunoco’s principal refining centers in the Northeast and Midwest were very strong. Such margins benefited from low industry refined product inventory levels, stringent fuel specifications beginning in 2004 related to sulfur reductions in gasoline, supply disruptions in the Gulf Coast in 2005 attributable to Hurricanes Katrina and Rita and strong refined product demand as a result of improving U.S. and global economies which led to reductions in spare industry refining capacity. Chemical margins improved during the 2003-2005 period as chemical prices increased and product demand strengthened as a result of improving U.S. and global economies.

In early 2006, refined product margins have weakened considerably as a result of unseasonably warm weather in the Northeast and a high level of gasoline imports. However, the Company believes the outlook for refined product margins remains favorable for 2006, primarily due to strong global product demand and continued tight refining supply as well as the impact of more stringent fuel specifications. In addition, despite increases in worldwide capacity, the Company believes chemical margins and volumes in 2006 will approximate the levels attained in 2005, assuming economic strength in the U.S. and the rest of the world continues to favorably impact global demand. However, the absolute level of refined product and chemical margins is difficult to predict as they are influenced by these and other extremely volatile factors in the global marketplace, including the effects of weather conditions on product supply and demand.

The Company’s future operating results and capital spending plans will also be impacted by environmental matters (see “Environmental Matters” below).

Strategic Actions

Sunoco is committed to improving its performance and enhancing its shareholder value while, at the same time, maintaining its financial strength and flexibility by continuing to:

•	Deliver excellence in health and safety and environmental compliance;

•	Increase reliability and realize additional operational improvements from existing assets in each of the Company’s businesses;

•	Prudently manage expenses;

•	Efficiently manage capital spending with an increasing emphasis on income improvement projects;

•	Diversify, upgrade and grow the Company’s asset base through strategic acquisitions and investments;

•	Divest assets that do not meet the Company’s return-on-investment criteria;

•	Optimize the Company’s capital structure; and

•	Return cash to the Company’s shareholders through the payment of cash dividends and the purchase of Company common stock.

Sunoco has undertaken the following initiatives as part of this strategy:

•	Effective March 31, 2003, the Company invested $198 million to secure a favorable long-term supply of propylene for its Gulf Coast polypropylene business through the formation of a limited partnership with Equistar Chemicals, L.P. (“Equistar”) and to increase its polypropylene capacity through the acquisition of Equistar’s polypropylene facility in Bayport, TX.

•	During the second quarter of 2003, Sunoco completed the $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC (“Marathon”) of 193 Speedway® retail gasoline sites located primarily in Florida and South Carolina.

•	In January 2004, Sunoco completed the acquisition from El Paso Corporation of the 150 thousand barrels-per-day Eagle Point refinery and related assets located near the Company’s existing Northeast Refining operations for $250 million, including inventory.

•	In January 2004, the Company completed the sale of its plasticizer business to BASF, generating approximately $90 million of cash proceeds.

•	In April 2004, Sunoco completed the $181 million purchase from ConocoPhillips of 340 Mobil® retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C.

•	During the second quarter of 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank, generating $100 million of cash proceeds.

•	In September 2004, Sunoco completed the sale of its one-third interest in the Belvieu Environmental Fuels MTBE production facility to Enterprise Products Operating L.P., generating $15 million of cash proceeds.

•	In 2004, Sunoco completed a debt restructuring, which reduced its outstanding debt by approximately $100 million and lowered its weighted-average interest rate. Pretax interest expense declined approximately $20 million in 2005 as a result of the debt restructuring.

•	In March 2005, Sun Coke commenced cokemaking operations at its 550 thousand tons-per-year Haverhill facility.

•	During 2005 and 2004, Sunoco Logistics Partners L.P. (the “Partnership”) issued 7.8 million limited partnership units in a series of public offerings, generating $289 million of net proceeds. Coincident with these offerings, the Partnership redeemed 5.0 million limited partnership units owned by Sunoco for $182 million. As a result of these transactions, Sunoco’s ownership interest in this master limited partnership was reduced from 75.3 percent to 47.9 percent.

•	In August 2005, Sunoco Logistics Partners L.P. completed the $100 million purchase from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and, in the fourth quarter of 2005, completed the construction of a $16 million, 20-mile crude oil pipeline connecting these assets to the West Texas Gulf Pipeline, which is 43.8 percent owned by the Partnership.

•	In March 2006, Sunoco Logistics Partners L.P. completed the purchase of two other crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for approximately $41 million.

•	During 2005, the Company continued its Retail Portfolio Management program to selectively reduce its invested capital in Company-owned or leased sites, while retaining most of the gasoline sales volumes attributable to the divested sites. During the 2003-2005 period, 323 sites have been divested, with most of the sites converted to contract dealers or distributors, generating $170 million of divestment proceeds. The Company expects to generate approximately $60 million of additional proceeds in 2006 under this program through the divestment/conversion of an additional 75 sites.

•	In 2005, construction continued on a 1.7 million tons-per-year cokemaking facility and associated cogeneration power plant in Vitória, Brazil, which is expected to be operational in the fourth quarter of 2006. Sun Coke currently has a one percent interest in this venture and expects to purchase an additional 19 percent interest during 2006 or 2007 for approximately $35 million. Sun Coke will be the operator of the cokemaking facility.

•	On August 1, 2005, a two-for-one split of Sunoco’s common stock was effected in the form of a common stock dividend. (Share and per-share data for all periods reflect the effect of the stock split.)

•	Effective with the second quarter of 2006, Sunoco increased the quarterly dividend on its common stock to $.25 per share ($1.00 per year), following increases from $.15 per share to $.20 per share in the second quarter of 2005, from $.1375 per share to $.15 per share in the third quarter of 2004 and from $.125 per share to $.1375 per share in the fourth quarter of 2003.

•	During 2005, 2004 and 2003, the Company repurchased 6.7, 15.9 and 5.8 million shares, respectively, of its outstanding common stock for $435, $568 and $136 million, respectively. In March 2005, the Company announced that its Board of Directors approved an additional $500 million share repurchase authorization. At December 31, 2005, the Company had a remaining authorization from its Board to purchase up to $306 million of Company common stock. Sunoco expects to continue to purchase Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

For additional information regarding the above actions, see Notes 2, 3, 11, 13, 14 and 18 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	2005	2004	2003
Refining and Supply	$947	$541	$261
Retail Marketing	30	68	91
Chemicals	94	94	53
Logistics	22	31	26
Coke	48	40	43
Corporate and Other:
Corporate expenses	(84)	(67)	(40)
Net financing expenses and other	(45)	(78)	(99)
Income tax matters	18	18	—
Midwest marketing divestment program	—	—	9
Phenol supply contract dispute	(56)	—	—
Asset write-downs and other matters	—	(8)	(32)
Debt restructuring	—	(34)	—
Consolidated net income	$974	$605	$312

Analysis of Earnings Profile of Sunoco Businesses

In 2005, Sunoco earned $974 million, or $7.08 per share of common stock on a diluted basis, compared to $605 million, or $4.04 per share, in 2004 and $312 million, or $2.01 per share, in 2003.

The $369 million increase in net income in 2005 was primarily due to higher margins in Sunoco’s Refining and Supply business ($467 million). Also contributing to the improvement in earnings were higher margins from Sunoco’s Chemicals business ($34 million), higher production of refined products ($41 million), the absence of a loss on early extinguishment of debt in connection with a debt restructuring in 2004 ($34 million) and lower net financing expenses ($33 million). Partially offsetting these positive factors were higher expenses ($124 million), primarily fuel and employee-related charges; a loss associated with a phenol supply contract dispute ($56 million); lower margins in Retail Marketing ($52 million); and lower chemical sales volumes ($13 million).

In 2004, the $293 million increase in net income was primarily due to an increase in margins in Sunoco’s Refining and Supply business ($234 million) and the income contribution from the Eagle Point refinery acquired on January 13, 2004 ($135 million). Also contributing to the improvement were higher production of refined products ($15 million), higher margins from Sunoco’s Chemicals business ($35 million), income attributable to the Mobil® retail gasoline outlets acquired from ConocoPhillips in April 2004 ($15 million), increased income from the Speedway® sites acquired from Marathon in June 2003 ($6 million), increased earnings related to the March 2003 propylene supply agreement with Equistar ($12 million), lower net financing expenses ($21 million), a gain related to income tax matters recognized in 2004 ($18 million) and lower provisions for asset write-downs and other matters ($24 million). Partially offsetting these positive factors were higher expenses across the Company ($104 million), primarily fuel, depreciation and employee-related charges, including pension and performance-related incentive compensation; lower non-gasoline income ($9 million); lower margins for retail gasoline ($27 million); an accrual for the estimated liability attributable to retrospective premiums related to certain insurance policies ($10 million); the absence of gains from a retail marketing divestment program in the Midwest ($9 million); the loss on early extinguishment of debt in connection with a debt restructuring ($34 million); and a higher effective income tax rate ($23 million).

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

	2005	2004	2003
Income (millions of dollars)	$947	$541	$261
Wholesale margin* (per barrel):
Total Refining and Supply	$8.65	$6.30	$4.76
Northeast Refining	$8.35	$6.36	$4.63
MidContinent Refining	$9.54	$6.12	$5.05
Throughputs** (thousands of barrels daily):
Crude oil	881.0	855.7	708.1
Other feedstocks	59.4	58.8	53.2
Total throughputs	940.4	914.5	761.3
Products manufactured** (thousands of barrels daily):
Gasoline	443.4	442.0	375.6
Middle distillates	319.5	300.3	236.7
Residual fuel	76.2	73.0	59.8
Petrochemicals	36.8	38.1	27.9
Lubricants	13.2	13.6	13.6
Other	86.6	82.0	77.6
Total production	975.7	949.0	791.2
Less: Production used as fuel in refinery operations	48.6	46.2	37.1
Total production available for sale	927.1	902.8	754.1
Crude unit capacity (thousands of barrels daily) at December 31***	900.0	890.0	730.0
Crude unit capacity utilized	98%	97%	97%
Conversion capacity† (thousands of barrels daily) at December 31	372.0	361.7	306.7
Conversion capacity utilized	101%	98%	98%
*	Wholesale sales revenue less related cost of crude oil, other feedstocks, product purchases and terminalling and transportation divided by production available for sale.
**	Data pertaining to the Eagle Point refinery for 2004 are based on the amounts attributable to the 354-day ownership period (January 13, 2004 – December 31, 2004) divided by 366, the number of days in the year.
***	Reflects an increase in January 2005 due to a 10 thousand barrels-per-day adjustment in MidContinent Refining and increases in January 2004 due to the acquisition of the 150 thousand barrels-per-day Eagle Point refinery and another 10 thousand barrels-per-day adjustment in MidContinent Refining.
†	Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products. Reflects increases in January 2005 due to a 5.0 thousand barrels-per-day adjustment in Northeast Refining and a 5.3 thousand barrels-per-day adjustment in MidContinent Refining and an increase in January 2004 as a result of the Eagle Point refinery acquisition.

The Refining and Supply segment results increased $406 million in 2005 largely due to higher realized margins ($467 million) and higher production volumes ($41 million). The higher realized margins reflect strong demand, the effect of supply disruptions on the Gulf Coast due to Hurricanes Katrina and Rita and the use of discounted high-acid crude oils in Northeast Refining. Since mid-2004, Refining and Supply has gradually increased the processing of such crude oils, which averaged approximately 56 thousand barrels per day in 2005. Partially offsetting these factors were higher expenses ($110 million), primarily fuel and employee-related charges.

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

Effective January 13, 2004, Sunoco completed the purchase of the 150 thousand barrels-per-day Eagle Point refinery and related assets from El Paso Corporation for $250 million, including inventory. In connection with this transaction, Sunoco also assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ, near the Company’s existing Northeast Refining operations. Management believes the acquisition of the Eagle Point refinery complements and enhances the Company’s refining operations in the Northeast and enables the capture of significant synergies in Northeast Refining. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco subsequently sold in March 2004 to Sunoco Logistics Partners L.P., the consolidated master limited partnership that is 47.9 percent owned by Sunoco. (See Note 2 to the consolidated financial statements.)

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 24 states, primarily on the East Coast and in the Midwest region of the United States.

	2005	2004	2003
Income (millions of dollars)	$30	$68	$91
Retail margin* (per barrel):
Gasoline	$3.39	$4.13	$4.34
Middle distillates	$4.49	$4.40	$4.73
Sales (thousands of barrels daily):
Gasoline	298.3	296.3	276.5
Middle distillates	45.3	42.7	40.3
	343.6	339.0	316.8
Retail gasoline outlets	4,763	4,804	4,528
*	Retail sales price less related wholesale price and terminalling and transportation costs per barrel. The retail sales price is the weighted-average price received through the various branded marketing distribution channels.

Retail Marketing segment income decreased $38 million in 2005. Excluding income from the Mobil® retail sites acquired from ConocoPhillips in April 2004, the decrease in results was primarily due to lower average retail gasoline margins ($52 million) and lower gains attributable to the Retail Portfolio Management program ($2 million), partially offset by lower expenses ($22 million). Income from the Mobil® sites amounted to $10 and $15 million for 2005 and 2004, respectively.

Retail Marketing segment income decreased $23 million in 2004. Excluding income from the Mobil® acquired sites as well as from Speedway® sites acquired from Marathon in June 2003, the decrease in results was primarily due to a lower average retail gasoline margin ($27 million), which was down 0.5 cents per gallon, or 5 percent, versus 2003. Also contributing to the decline were lower gasoline sales volumes ($4 million), lower distillate margins ($3 million) and lower non-gasoline income ($9 million). Partially offsetting these negative factors were the $15 million of income attributable to the Mobil® sites and a $6 million increase in income attributable to the Speedway® sites.

During the second quarter of 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank. In connection with this divestment, Sunoco received $100 million in cash proceeds, recognized a $2 million after-tax gain on the divestment and established a $2 million after-tax accrual for employee terminations and other exit costs. In addition, the two companies signed a seven-year agreement for Citibank to operate and service the Sunoco private label credit card program.

In April 2004, Sunoco completed the purchase of 340 retail outlets operated under the Mobil® brand from ConocoPhillips for $181 million, including inventory. Of the total sites acquired, 50 were owned outright and 62 were subject to long-term leases, with average throughput of approximately 175 thousand gallons per month. The remaining network consisted of contracts to supply 34 dealer-owned and operated locations and 194 branded distributor-owned locations. These outlets, which included 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. These sites are being re-branded to Sunoco® gasoline and APlus® convenience stores over time. In the second quarter of 2003, Sunoco completed the purchase of 193 Speedway® retail gasoline sites from a subsidiary of Marathon Ashland Petroleum LLC for $162 million, including inventory. The sites, which are located primarily in Florida and South Carolina, were all Company-operated locations with convenience stores. Of the 193 outlets, Sunoco became lessee for 54 of the sites under long-term lease agreements. The Speedway® sites were re-branded as Sunoco® locations during the 2003-2004 period. The Company believes these acquisitions fit its long-term strategy of building a retail and convenience store network designed to provide attractive long-term returns. (See Note 2 to the consolidated financial statements.)

A Retail Portfolio Management (“RPM”) program is ongoing, which is selectively reducing the Company’s invested capital in Company-owned or leased sites. During the 2003-2006 period, selected sites, including some of the Mobil® and Speedway® acquired outlets, are being divested. Most of the sites are being converted to contract dealers or distributors thereby retaining most of the gasoline sales attributable to the divested sites within the Sunoco branded business. The Company expects to generate divestment proceeds of approximately $230 million, of which $170 million has been received through 2005 related to the sale of 323 sites. During 2005, 2004 and 2003, net after-tax gains totaling $5, $7 and $8 million, respectively, were recognized in connection with the RPM program. The Company expects the RPM program will generate additional gains in 2006.

In 2003, Sunoco announced its intention to sell its interest in 190 retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati (“Midwest Marketing Divestment Program”). During 2003, 75 Company-owned or leased properties and contracts to supply 23 dealer-owned sites were divested under this program. The cash generated from these divestments totaled $46 million, which represented substantially all of the proceeds from the program. The remaining 92 sites, which were virtually all dealer-owned locations, were converted to distributor outlets in 2004. During 2003, a $9 million after-tax gain was recognized in connection with the Midwest Marketing Divestment Program, which is reported separately in Corporate and Other in the Earnings Profile of Sunoco Businesses. Sunoco continues to supply branded gasoline to substantially all of these divested outlets.

Chemicals

The Chemicals business manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia, PA refinery and the Eagle Point refinery in Westville, NJ. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon Products Company, LLC joint venture facility (“Epsilon”). The Chemicals business also distributes and markets these products. In September 2004, Sunoco sold its one-third interest in its Mont Belvieu, TX Belvieu Environmental Fuels (“BEF”) MTBE production facility to Enterprise Products Operating L.P. (“Enterprise”). In addition, a facility in Pasadena, TX, which produces plasticizers, was sold to BASF in January 2004, while a facility in Neville Island, PA continues to produce plasticizers exclusively for BASF under a three-year tolling agreement.

	2005	2004	2003
Income (millions of dollars)	$94	$94	$53
Margin* (cents per pound):
All products**	12.1¢	11.0¢	9.5¢
Phenol and related products	10.9¢	9.7¢	8.2¢
Polypropylene**	13.9¢	13.4¢	11.5¢
Sales (millions of pounds):
Phenol and related products	2,579	2,615	2,629
Polypropylene	2,218	2,239	2,248
Plasticizers***	—	28	591
Other	91	187	173
	4,888	5,069	5,641
*	Wholesale sales revenue less related cost of feedstocks, product purchases and terminalling and transportation divided by sales volumes.
**	The polypropylene and all products margins include the impact of a long-term supply contract entered into on March 31, 2003 with Equistar Chemicals, L.P. (“Equistar”) which is priced on a cost-based formula that includes a fixed discount (see below).
***	The plasticizer business was divested in January 2004 (see below).

Chemicals segment income was unchanged in 2005. The favorable impact of higher margins for both phenol and polypropylene ($34 million) was essentially offset by higher expenses ($19 million), including employee-related charges, and lower sales volumes ($13 million).

During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. (“Honeywell”) for phenol produced at Sunoco’s Philadelphia chemical plant from June 2003 through April 2005. In January 2006, the arbitrator ruled that Sunoco should bill Honeywell based on the pricing formula established in the arbitration until a second arbitration, set to begin in the second quarter of 2006, finalizes pricing for 2005 and beyond (see below). After-tax damages of approximately $56 million, including prejudgment interest, were assessed, of which $16, $28 and $12 million pertained to 2005, 2004 and 2003, respectively. Such damages were reported as a charge against 2005 earnings and are shown separately as Phenol Supply Contract Dispute under Corporate and Other in the Earnings Profile of Sunoco Businesses. Sunoco is contesting the finding of liability and the determination of damages as well as the arbitrator’s authority to establish 2005 pricing. The phenol supply agreement provides for a reopener for pricing on and after January 1, 2005 and sets forth specific standards for determining such pricing. The parties have been unsuccessful in negotiating the post-2004 price, and a new price will be determined in a second arbitration to be held before a different arbitrator. Sunoco believes the basis for the post-2004 pricing is substantially different from the basis of the award in the first arbitration. (See Note 2 to the consolidated financial statements.)

Chemicals segment income increased $41 million in 2004 due largely to higher realized margins for both phenol and polypropylene ($35 million) and an increased income contribution associated with the March 2003 propylene supply agreement with Equistar ($12 million). Also contributing to the improvement were higher operating earnings from the BEF joint venture chemical operations divested in 2004 ($6 million). Partially offsetting these positive factors were higher expenses ($9 million), largely natural gas fuel costs.

In 2004, Sunoco sold its one-third partnership interest in BEF to Enterprise for $15 million in cash, resulting in an $8 million after-tax loss on divestment. In connection with the sale, Sunoco has retained one-third of any liabilities and damages exceeding $300 thousand in the aggregate arising from any claims resulting from the ownership of the assets and liabilities of BEF for the period prior to the divestment date, except for any on-site environmental claims which are retained by Enterprise. As a result of various governmental actions which caused a material adverse impact on MTBE industry demand, in 2003, BEF recorded a write-down of its MTBE production facility to its estimated fair value at that time. Sunoco’s share of this provision amounted to $15 million after tax. During

2003, Sunoco also announced its decision to sell its plasticizer business and recorded a $17 million after-tax charge to write down the assets held for sale to their estimated fair values less costs to sell and to establish accruals for employee terminations and other required exit costs. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. The sale included the Company’s plasticizer facility in Pasadena, TX. The Company’s Neville Island, PA site was not part of the transaction and continues to produce plasticizers exclusively for BASF under a three-year tolling agreement. Sunoco also agreed to provide terminalling services at this facility to BASF for a 15-year period. The above items are reported as Asset Write-Downs and Other Matters, which are shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses. (See Notes 2 and 3 to the consolidated financial statements.)

Effective March 31, 2003, Sunoco formed a limited partnership with Equistar involving Equistar’s ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell Chemical Company. In connection with this transaction, Equistar and the partnership entered into a 700 million pounds-per-year, 15-year propylene supply contract with Sunoco. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. Sunoco also purchased Equistar’s polypropylene facility in Bayport, TX. Sunoco paid $194 million in cash and borrowed $4 million from the seller to form the partnership and acquire the Bayport facility. Through the partnership, the Company believes it has secured a favorable long-term supply of propylene for its Gulf Coast polypropylene business. Realization of these benefits is largely dependent upon performance by Equistar, which has a credit rating below investment grade. Equistar has not given any indication that it will not perform under its contracts. In the event of nonperformance, Sunoco has collateral and certain other contractual rights under the partnership agreement. The acquisition of the Bayport facility has increased the Company’s polypropylene capacity, complementing and enhancing the Company’s existing polypropylene business and strengthening its market position. (See Note 2 to the consolidated financial statements.)

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics business has an ownership interest in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P., the consolidated master limited partnership that is 47.9 percent owned by Sunoco (see “Capital Resources and Liquidity—Other Cash Flow Information” below).

	2005	2004	2003
Income (millions of dollars)	$22	$31	$26
Pipeline and terminal throughput (thousands of barrels daily)*:
Unaffiliated customers	835	842	827
Affiliated customers	1,666	1,525	1,225
	2,501	2,367	2,052
*	Excludes joint-venture operations.

Logistics segment income decreased $9 million in 2005 primarily due to a $5 million after-tax accrual attributable to a pipeline spill in January 2005, a $3 million after-tax charge for environmental remediation activities and asset impairments, a $2 million unfavorable tax adjustment and Sunoco’s reduced ownership in the Partnership subsequent to public offerings in 2005 and 2004. Partially offsetting these negative factors in 2005 were higher earnings from terminalling and Western crude oil pipeline operations. In 2004, Logistics segment income increased $5 million due to the absence of $12 million of after-tax charges recognized in 2003 for litigation associated with two pipeline spills that occurred in prior years. Partially offsetting the positive variance in 2004 was the reduction in Sunoco’s ownership interest in the Partnership. During 2005 and 2004, the Partnership issued a total of 7.8 million limited partnership units in a series of public offerings and redeemed 5.0 million limited partnership units owned by Sunoco, thereby reducing Sunoco’s ownership in the Partnership from 75.3 percent to 47.9 percent.

In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million and, in the fourth quarter of 2005, completed the construction of a $16 million, 20-mile crude oil pipeline connecting these assets to the West Texas Gulf Pipeline, which is 43.8 percent owned by the Partnership. In December 2005, the Partnership also completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37.0 percent ownership interest. In 2004, the Partnership completed the following acquisitions: in March, certain pipeline and other logistics assets that had previously been acquired by Sunoco with the Eagle Point refinery for $20 million; in April, ConocoPhillips’ Baltimore, MD and Manassas, VA refined product terminals for $12 million; in June, an additional one-third interest in the Harbor Pipeline from El Paso Corporation for $7 million; and in November, a refined product terminal located in Columbus, OH from a subsidiary of Certified Oil Company for $8 million. During September 2003, the Partnership acquired an additional 3.1 percent interest in West Shore Pipe Line Company for $4 million, increasing its ownership interest in West Shore to 12.3 percent.

In March 2006, Sunoco Logistics Partners L.P. purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. (“Black Hills”) for approximately $41 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory.

Coke

The Coke business, through Sun Coke Company and its affiliates (individually and collectively, “Sun Coke”), currently makes high-quality, blast-furnace coke at its Indiana Harbor facility in East Chicago, IN, at its Jewell facility in Vansant, VA and at its Haverhill facility in Franklin Furnace, OH, and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity and the Haverhill plant produces steam that is sold to Sunoco’s Chemicals business. An additional cokemaking facility, which will be operated by Sun Coke, is currently under construction in Vitória, Brazil. Sunoco will have a minority interest in this joint venture.

	2005	2004	2003
Income (millions of dollars)	$48	$40	$43
Coke sales (thousands of tons)	2,375	1,953	2,024

Coke segment income increased $8 million in 2005 due primarily to income from the new cokemaking facility in Haverhill, OH, higher coal sales volumes and prices, higher tax benefits from cokemaking operations and higher gains from litigation settlements. Partially offsetting these positive factors were higher business development and other expenses. In 2004, Coke segment income decreased $3 million due largely to lower tax benefits from cokemaking operations, partially offset by a favorable litigation settlement recognized in 2004.

The Coke business has third-party investors in its Jewell and Indiana Harbor cokemaking operations, which are currently entitled to 98 percent of the cash flows and tax benefits from the respective cokemaking operations during preferential return periods that continue until the investors recover their investments and achieve a cumulative annual after-tax return that averages approximately 10 percent. Expense is recognized to reflect the investors’ preferential returns. Such expense, which is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses, totaled $27, $31 and $36 million after tax in 2005, 2004 and 2003, respectively.

Income is recognized by the Coke business as coke production and sales generate cash flows and tax benefits, which are allocated to Sunoco and the third-party investors. The Coke business’ after-tax income attributable to the tax benefits, which primarily consist of nonconventional fuel credits, was $38, $35 and $38 million after tax in 2005, 2004 and 2003, respectively. Under preexisting tax law, the coke production at Jewell and Indiana Harbor would not be eligible to generate nonconventional fuel tax credits after 2007, which is expected to result in a decline in Coke’s annual income of approximately $12 million on an after-tax basis beginning in 2008. The energy policy legislation enacted in August 2005 includes additional tax credits pertaining to a portion of the coke production at Jewell, all of the production at Haverhill and all future domestic coke plants placed into service by January 1, 2010. The new credits cover a four-year period, effective January 1, 2006 or the date any new facility is placed into service, if later. Beginning in 2006, the new credits attributable to Coke’s existing Jewell and Haverhill facilities are expected to result in an increase in Coke’s annual income of approximately $6 million after tax. However, prior to their expiration dates, all of the tax credits would be phased out, on a ratable basis, if the average annual price of domestic crude oil at the wellhead is within a certain inflation-adjusted price range. (This range was $51.35 to $64.47 per barrel for 2004, the latest year for which the range is available.) The domestic wellhead price averaged $50.26 per barrel for the year ended December 31, 2005. If this annual crude oil price averages at or above the top of the inflation-adjusted range during 2006 or 2007, then it is estimated the corresponding reduction in Coke’s after-tax income would approximate $24 million for each year. The above estimates incorporate increased coke prices resulting from the expiration or any phase out of the tax credits with respect to coke sold under long-term contracts from the Indiana Harbor and Haverhill plants. The Company also could be required to make cash payments to the third-party investors if the tax credit is reduced as a result of increased domestic crude oil prices. However, the Company currently does not believe that any such payments would be required. (See Note 13 to the consolidated financial statements.)

The preferential return period for the Jewell operation is projected to end during 2011, while the preferential return period for the Indiana Harbor operation is projected to end during 2007. Due to the difficulty of forecasting operations and tax benefits into the future, the accuracy of these estimates is subject to considerable uncertainty. The estimated lengths of these preferential return periods are based upon the Company’s current expectations of future cash flows and tax benefits, which are impacted by sales volumes and prices, raw material and operating costs, capital expenditure levels and the ability to recognize tax benefits under the current tax law. Higher-than-expected cash flows and tax benefits will shorten the investors’ preferential return periods, while lower-than-expected cash flows and tax benefits will lengthen the periods.

Following the expiration of these preferential return periods, the investor in the Jewell operation will be entitled to a minority interest in the related cash flows and tax benefits amounting to 18 percent, while the investors in the Indiana Harbor operation will be entitled to a minority interest in the related cash flows and tax benefits initially amounting to 34 percent and thereafter declining to 10 percent by 2038.

Substantially all coke sales are made pursuant to long-term contracts with affiliates of Mittal Steel USA, Inc. (individually and collectively, “Mittal USA”). Mittal USA has not provided any indication that it will not perform under those contracts. However, in the event of nonperformance, the Coke business’ results of operations and cash flows may be adversely affected.

In August 2004, Sun Coke entered into a series of agreements with two major steel companies (the “Off-takers”) with respect to the development of a 1.7 million tons-per-year cokemaking facility and associated cogeneration power plant in Vitória, Brazil. Those agreements generally include: technology license agreements whereby Sun Coke has licensed its proprietary technology to a project company (the “Project Company”); an engineering and technical services agreement whereby Sun Coke is providing engineering and construction-related technical services to the Project Company; an operating agreement whereby a local subsidiary of Sun Coke will operate the cokemaking and water treatment plant facilities for a term of not less than 15 years; and an investment agreement by and among Sun Coke and the Off-takers whereby Sun Coke has acquired an initial one percent equity interest in the Project Company and an option to purchase an additional 19 percent equity interest. Sun Coke expects to exercise this option in 2006 or 2007 for approximately $35 million. The Off-takers will purchase from the Project Company all coke production under long-term agreements, and one of the Off-takers will purchase all of the electricity produced at the cogeneration power plant. Those off-take agreements are still to be negotiated. Construction of the facilities commenced in November 2004 and the facilities are expected to be operational in the fourth quarter of 2006.

Sun Coke is currently discussing other opportunities for developing new heat recovery cokemaking facilities with several domestic and international steel companies. Such cokemaking facilities could be either wholly owned or owned through a joint venture with one or more parties. The steel company customers would be expected to purchase the coke production on a take-or-pay or equivalent basis.

Corporate and Other

Corporate Expenses—Corporate administrative expenses increased $17 million in 2005 primarily due to higher employee-related expenses and a $6 million after-tax accrual for the adoption of a new accounting interpretation related to asset retirement obligations, partially offset by lower accruals for retrospective insurance premiums. In 2004, Corporate administrative expenses increased $27 million largely due to higher employee-related expenses and a $10 million after-tax accrual for retrospective insurance premiums. The higher employee-related expenses in both 2005 and 2004 were primarily due to higher accruals for performance-related incentive compensation.

Net Financing Expenses and Other—Net financing expenses and other decreased $33 million in 2005 in part due to lower interest expense ($9 million) as the savings from the debt restructuring activities that occurred in 2004 were partially offset by higher borrowings at Sunoco Logistics Partners L.P. Higher capitalized interest ($9 million), higher interest income ($8 million) and lower expense attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations ($4 million) also contributed to the decline in net financing expenses and other in 2005. In 2004, net financing expenses and other decreased $21 million primarily due to lower interest expense in part resulting from the debt restructuring activities ($6 million), lower expense attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations ($5 million), a higher effective income tax rate ($6 million) and higher capitalized interest ($5 million). The Company recognized a $34 million after-tax loss in 2004 due to the early extinguishment of the debt, which is reported separately under Corporate and Other in the Earnings Profile of Sunoco Businesses. (See “Financial Condition—Financial Capacity” below and Note 11 to the consolidated financial statements.)

Income Tax Matters—During 2005, Sunoco settled certain federal income tax issues and established a provision for certain state and local tax matters, the net effect of which was to increase net income by $18 million. During 2004, Sunoco settled a dispute concerning the computation of interest on numerous federal income tax issues which increased net income by $18 million. (See Notes 3 and 4 to the consolidated financial statements.)

Midwest Marketing Divestment Program—During 2003, Sunoco recognized a $9 million after-tax gain from Retail Marketing’s divestment of certain sites in connection with its Midwest Marketing Divestment program. (See Note 2 to the consolidated financial statements.)

Phenol Supply Contract Dispute—During 2005, Sunoco recognized a $56 million after-tax loss associated with Chemicals’ phenol supply contract dispute. (See Notes 2 and 3 to the consolidated financial statements.)

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

Debt Restructuring—In 2004, Sunoco recognized a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring. (See “Financial Condition—Financial Capacity” below and Note 11 to the consolidated financial statements.)

Analysis of Consolidated Statements of Income

Revenues—Total revenues were $33.76 billion in 2005, $25.51 billion in 2004 and $18.02 billion in 2003. The 32 percent increase in 2005 was primarily due to significantly higher refined product and chemical prices. Also contributing to the increase in 2005 were higher refined product sales volumes, in part due to the acquisition of the Mobil® retail sites from ConocoPhillips in April 2004, higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations and higher consumer excise taxes. In 2004, the 42 percent increase was primarily due to significantly higher refined product and chemical prices and to significantly higher refined product sales volumes, largely attributable to the acquisitions of the Mobil® sites as well as the Eagle Point refinery from El Paso Corporation in January 2004 and the Speedway® retail sites from Marathon in June 2003. Also contributing to the increase were higher consumer excise taxes and higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations.

Costs and Expenses—Total pretax costs and expenses were $32.18 billion in 2005, $24.51 billion in 2004 and $17.52 billion in 2003. The 31 and 40 percent increases in 2005 and 2004, respectively, were primarily due to significantly higher crude oil and refined product acquisition costs. The higher crude oil acquisition costs reflect crude oil price increases and higher crude oil throughputs, while the higher refined product acquisition costs reflect refined product price increases and purchases to supply the Mobil® retail sites acquired in April 2004 located primarily in Delaware, Maryland, Virginia and Washington, D.C. and the Speedway® retail sites acquired in June 2003 located primarily in Florida and South Carolina. Also contributing to the increase during the 2003-2005 period were higher consumer excise taxes, higher selling, general and administrative expenses, higher refinery operating costs and higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2005, Sunoco had cash and cash equivalents of $919 million compared to $405 million at December 31, 2004 and $431 million at December 31, 2003 and had a working capital deficit of $523 million compared to $471 million at December 31, 2004 and $73 million at December 31, 2003. The $514 million increase in cash and cash equivalents in 2005 was due to $2,069 million of net cash provided by operating activities (“cash generation”), partially offset by a $1,035 million net use of cash in investing activities and a $520 million net use of cash in financing activities. The $26 million decrease in cash and cash equivalents in 2004 was due to a $1,060 million net use of cash in investing activities and a $713 million net use of cash in financing activities, partially offset by $1,747 million of net cash provided by operating activities. Sunoco’s working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeded their carrying value at December 31, 2005 by $2,304 million. Inventories valued at LIFO, which consist of crude oil as well as petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco’s ongoing operations.

Cash Flows from Operating Activities—In 2005, Sunoco’s cash generation was $2,069 million compared to $1,747 million in 2004 and to $1,000 million in 2003. The $322 million increase in cash generation in 2005 was primarily due to an increase in net income and $48 million of cash proceeds received in connection with a power contract restructuring, partially offset by a decrease in working capital sources pertaining to operating activities and a reduction in noncash charges. The $747 million increase in cash generation in 2004 was primarily due to an increase in net income and an increase in working capital sources pertaining to operating activities. The working capital changes in 2004 included $100 million of proceeds attributable to the sale of the Company’s private label credit card program. Working capital sources in 2003 included a $73 million income tax refund for the 2002 tax year. Increases in crude oil prices typically increase cash generation as the payment terms on Sunoco’s crude oil purchases are generally longer than the terms on product sales. Conversely, decreases in crude oil prices typically result in a decline in cash generation. In both 2005 and 2004, crude oil prices increased, which generated significant cash for Sunoco.

Other Cash Flow Information—Divestment activities also have been a source of cash. During the 2003-2005 period, proceeds from divestments totaled $337 million and related primarily to the divestment of retail gasoline outlets as well as to sales of the Company’s plasticizer business and its one-third partnership interest in BEF.

In the second quarter of 2004, the Partnership issued 3.4 million limited partnership units under its shelf registration statement at a price of $39.75 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled $129 million. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million. The proceeds from the offering also were principally used by the Partnership to finance its acquisitions during 2004. In the second quarter of 2005, the Partnership issued an additional 2.8 million limited partnership units under its shelf registration statement at a price of $37.50 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled approximately $99 million. These proceeds were used to redeem an equal number of limited partnership units owned by Sunoco. In the third quarter of 2005, the Partnership issued an additional 1.6 million limited partnership units under its shelf registration statement at a price of $39.00 per unit. Proceeds from the offering, which totaled approximately $61 million, net of underwriting discounts and offering expenses, were used by the Partnership principally to repay a portion of the borrowings under its revolving credit facility, which had been used to partially fund its $100 million acquisition of the crude oil pipeline system and related storage facilities located in Texas from ExxonMobil. Upon completion of these transactions, Sunoco’s interest in the Partnership, including its 2 percent general partnership interest, decreased to 47.9 percent.

The Partnership, which is included in Sunoco’s consolidated financial statements, distributes to its general and limited partners all available cash (generally cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership’s business; comply with applicable law, any of the Partnership’s debt instruments or other agreements; pay fees and expenses, including payments to the general partner; or provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters). The minimum quarterly distribution is $.45 per limited partnership unit. As of December 31, 2005, Sunoco owned 12.06 million limited partnership units consisting of 3.52 million common units and 8.54 million subordinated units. Distributions on Sunoco’s subordinated units are payable only after the minimum quarterly distributions for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met. In February 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2005 and 2004 were paid, the first two three-year requirements were satisfied. As a result, a total of 5.70 million of Sunoco’s subordinated units have been converted to common units, 2.85 million each in February 2006 and February 2005. If the Partnership continues to make at least the minimum quarterly distributions through the fourth quarter of 2006, all of Sunoco’s remaining 5.69 million subordinated units would be converted to common units by February 2007. During the 2002-2005 period, the Partnership increased its quarterly distribution per unit from the minimum of $.45 to $.7125.

The Partnership’s issuance of common units to the public has resulted in an increase in the value of Sunoco’s proportionate share of the Partnership’s equity as the issuance price per unit exceeded Sunoco’s carrying amount per unit at the time of issuance. The resultant gain to Sunoco on these transactions, which totaled approximately $125 million pretax at December 31, 2005, has been deferred as a component of minority interest in the Company’s consolidated balance sheet as the common units issued do not represent residual interests in the Partnership due to Sunoco’s ownership of the subordinated units. The deferred gain would be recognized in income when Sunoco’s remaining subordinated units convert to common units at which time the common units become the residual interests.

The Partnership acquired interests in various pipelines and other logistics assets during the 2003-2005 period, which were financed with long-term borrowings or from the proceeds from the equity offerings (see “Capital Expenditures and Acquisitions” below). The Partnership intends to implement additional growth opportunities in the future, both within its current system and with third-party acquisitions. The Partnership expects to finance these capital outlays with a combination of long-term borrowings and the issuance of additional limited partnership units to the public to maintain a balanced capital structure. Any issuance of limited partnership units to the public would dilute Sunoco’s ownership interest in the Partnership.

Sunoco has entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. Sunoco’s usage of the various assets during 2005, which generated approximately $145 million of revenue for the Partnership, is expected to exceed the minimum required amounts under these agreements. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco’s minimum obligation for the year had been met. Sunoco’s obligations under these agreements may be reduced or suspended under certain circumstances. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

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

The Company has a revolving credit facility (the “Facility”) totaling $900 million, which matures in August 2010. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2005, the Company’s tangible net worth was $2.3 billion and its targeted tangible net worth was $1.3 billion. The Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2005, this ratio was .17 to 1. At December 31, 2005, the Facility was being used to support $103 million of floating-rate notes due in 2034.

Sunoco Logistics Partners L.P. has a revolving credit facility, which was scheduled to mature in November 2009. In December 2005, the facility was amended to increase the amount available under the facility from $250 million to $300 million and to extend its term until November 2010. This facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. Amounts outstanding under the facility totaled $107 and $65 million at December 31, 2005 and 2004, respectively. The credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the credit facility) and an interest coverage ratio (as defined in the credit facility) of at least 3 to 1. At December 31, 2005, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.9 to 1 and the interest coverage ratio was 5.2 to 1.

Epsilon, the Company’s consolidated joint venture, has a $40 million revolving credit facility that matures in September 2006. The credit facility contains restrictive covenants which, among other things, limit the incurrence of additional debt and the sale of assets by Epsilon. At December 31, 2005, no amounts were outstanding under the credit facility. Any borrowings under this credit facility as well as Epsilon’s $120 million term loan that is also due in September 2006 are guaranteed by Sunoco, Inc.

The following table sets forth Sunoco’s outstanding debt:

	December 31
(Millions of Dollars)	2005	2004
Short-term borrowings	$—	$100
Current portion of long-term debt	177	3
Long-term debt	1,234	1,379
Total debt	$1,411	$1,482

In September 2004, the Company repurchased long-term debt with a par value of $352 million through a series of tender offers and open market purchases utilizing the net proceeds from the issuance of $250 million of 4 7/8 percent, 10-year notes under its shelf registration statement (see below) and $154 million of cash. The Company recognized a $34 million after-tax loss in 2004 due to the early extinguishment of this debt, which is reported separately under Corporate and Other in the Earnings Profile of Sunoco Businesses. In November 2004, the Company issued $103 million of 30-year floating-rate notes and used the proceeds to redeem its 7.60 percent environmental industrial revenue bonds that were due in 2024. As a result of the above debt restructuring activities, pretax interest expense declined approximately $20 million in 2005. In March 2004, the Company issued $100 million of commercial paper and used the proceeds to repay its maturing 7 1/8 percent notes. The commercial paper was repaid in October 2005. Management believes there is sufficient financial capacity available to pursue strategic opportunities as they arise. In addition, the Company has the option of issuing additional common or preference stock or selling an additional portion of its Sunoco Logistics Partners L.P. common units, and Sunoco Logistics Partners L.P. has the option of issuing additional common units.

The Company has a shelf registration statement that provides the Company with financing flexibility to offer senior and subordinated debt, common and preferred stock, warrants and trust preferred securities. At December 31, 2005, $1,050 million remains available under this shelf registration statement. In the fourth quarter of 2005, Sunoco Logistics Partners L.P. filed a registration statement to replace its existing registration statement, which has $197 million available at December 31, 2005. When the new registration statement becomes effective, the Partnership would be able to sell up to a total of $500 million of debt or common units in primary offerings to the public, and the Company would be able to sell up to a total of five million common units, which represent a portion of its limited partnership interests in the Partnership, in secondary offerings to the public. The amount, type and timing of any future financings under these registration statements will depend upon, among other things, the Company’s and Partnership’s funding requirements, market conditions and compliance with covenants contained in the Company’s and Partnership’s respective debt obligations and revolving credit facilities.

Contractual Obligations—The following table summarizes the Company’s significant contractual obligations:

		Payment Due Dates
(Millions of Dollars)	Total	2006	2007-2008	2009-2010	Thereafter
Total debt:
Principal	$1,411	$177	$13	$365	$856
Interest	586	85	156	139	206
Operating leases*	1,135	167	281	196	491
Purchase obligations:
Crude oil, other feedstocks and refined products**	12,677	8,278	1,673	597	2,129
Convenience store items***	935	285	563	87	—
Transportation and distribution	1,325	245	310	238	532
Fuel and utilities	99	78	21	—	—
Obligations supporting financing arrangements†	80	9	17	16	38
Properties, plants and equipment	66	63	3	—	—
Other	188	45	64	34	45
	$18,502	$9,432	$3,101	$1,672	$4,297
*	Includes $246 million pertaining to lease extension options which are assumed to be exercised.
**	Includes feedstocks for chemical manufacturing and coal purchases for cokemaking operations.
***	Actual amounts will vary based upon the number of Company-operated convenience stores and the level of purchases.
†	Represents fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility.

Sunoco’s operating leases include leases for marine transportation vessels, service stations, office space and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year. Approximately 36 percent of the $1,135 million of future minimum annual rentals relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2005. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Sunoco has various obligations to purchase in the ordinary course of business: crude oil, other feedstocks and refined products; convenience store items; transportation and distribution services, including pipeline and terminal throughput and railroad services; and fuel and utilities. Approximately one quarter of the contractual obligations to purchase crude oil, other feedstocks and refined products reflected in the above table for 2006 relates to spot-market purchases to be satisfied within the first 60-90 days of the year. Sunoco also has contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials, including commitments to purchase supplies and various other maintenance, systems and communications services. Most of Sunoco’s purchase obligations are based on market prices or formulas based on market prices. These purchase obligations generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

Sunoco also has obligations with respect to its defined benefit pension plans and postretirement health care plans (see “Pension Plan Funded Status” below and Note 9 to the consolidated financial statements).

Off-Balance Sheet Arrangements—Sunoco is contingently liable under various arrangements that guarantee debt of third parties aggregating to approximately $7 million at December 31, 2005. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

A wholly owned subsidiary of the Company, Sunoco Receivables Corporation, Inc., is a party to an accounts receivable securitization facility that terminates in December 2006 under which the subsidiary may sell, on a revolving basis, up to a $200 million undivided interest in a designated pool of certain accounts receivable. No receivables have been sold to third parties under this facility.

Capital Expenditures and Acquisitions

The Company expects capital expenditures to be approximately $2.8 billion over the next three years. Approximately $1.9 billion is anticipated to be spent in Refining and Supply, including $775 million for income improvement projects. Refining and Supply has placed a greater emphasis on income improvement projects, which are designed to increase total crude unit capacity to 1.0 million barrels per day, while improving product yields and crude oil and other feedstock processing flexibility. The first phase of this capital program is underway. A $300 million project to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, resulting in an upgrade of approximately 25 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production, is expected to be completed in early 2007

(the “Philadelphia Project”). Refining and Supply’s capital program also includes a $365 million project to expand the Toledo refinery’s crude unit capacity by 40 thousand barrels per day and its conversion capacity by 24 thousand barrels per day (the “Toledo Project”). This project will also upgrade technology at this facility to improve product yields and feedstock flexibility. The following table sets forth the expected capital outlays for each of these projects by type of capital:

(Millions of Dollars)	Philadelphia Project	Toledo Project
Income improvement	$190	$180
Base infrastructure and turnarounds	40	70
Environmental	70	115
	$300	$365

Achievement of expected completion dates for capital projects is subject to the timely receipt of all necessary permits.

The following table sets forth Sunoco’s planned and actual capital expenditures for additions to properties, plants and equipment. Actual capital expenditures are presented in a manner consistent with the 2006 plan amounts in the table as well as with amounts presented in Sunoco’s consolidated financial statements. The Company’s significant acquisitions (see Note 2 to the consolidated financial statements) are included as footnotes to the table so that total capital outlays for each business unit can be determined.

(Millions of Dollars)	2006 Plan	2005		2004		2003
Refining and Supply	$616	$687		$463	*	$245
Retail Marketing	139	117		103	**	107	***
Chemicals	84	55		56	*	31	†
Logistics	117	79	††	75	*	39
Coke	15	32		135		5
Consolidated capital expenditures	$971	$970		$832		$427
*	Excludes $250 million acquisition from El Paso Corporation of the Eagle Point refinery and related chemical and logistics assets, which includes inventory. The $250 million purchase price is comprised of $190, $40 and $20 million attributable to Refining and Supply, Chemicals and Logistics, respectively.
**	Excludes $181 million acquisition from ConocoPhillips of 340 retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., which includes inventory.
***	Excludes $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC of 193 retail gasoline sites located primarily in Florida and South Carolina, which includes inventory.
†	Excludes $198 million associated with the formation of a propylene partnership with Equistar Chemicals, L.P. and a related supply contract and the acquisition of Equistar’s Bayport polypropylene facility, which includes inventory.
††	Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in the Mesa Pipeline.

The Company’s 2006 planned capital expenditures consist of $352 million for income improvement projects as well as $293 million for base infrastructure spending, $101 million for turnarounds at the Company’s refineries and $225 million for environmental projects. The $352 million of outlays for income improvement projects consist of $107 million attributable to the Philadelphia Project, $38 million attributable to the Toledo Project, $76 million for other refinery upgrade projects and $131 million for various other income improvement projects, primarily in Chemicals, Retail Marketing and Logistics. The $293 million of base infrastructure spending includes several projects to upgrade Sunoco’s existing asset base. These projects include $34 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $85 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence. Base infrastructure spending also includes $14 million for conversion of the Mobil® sites acquired from ConocoPhillips in 2004 to Sunoco® branded outlets. The $225 million of environmental spending includes $44 million related to the Philadelphia Project and $91 million to essentially complete the spending to comply with Tier II low-sulfur gasoline and on-road diesel fuel specifications (see “Environmental Matters” below). Through year-end 2005, the Company’s Tier II spending totaled $637 mil -

lion. Regarding the capital outlays for environmental projects, in 2005, Sunoco reached a global settlement with the U.S. Environmental Protection Agency and various state and local agencies concerning certain alleged violations at its refineries of various provisions of the Clean Air Act. Under the Consent Decree concerning this settlement, it is anticipated that Sunoco, among other things, will make approximately $275 million of environmental improvement capital expenditures over an eight-year period. Sunoco expects that most of these projects will be consistent with many of the existing or projected strategic capital projects or emission reduction projects already planned for the next several years. All planned capital outlay amounts set forth above are in current-year dollars and do not include any anticipated increases attributable to inflation.

The 2005 capital expenditures consisted of $260 million for base infrastructure and maintenance, $49 million for refinery turnarounds, $404 million to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements, $94 million for other environmental projects (which includes $11 million attributable to the Philadelphia Project and $26 million to complete the expansion of the sulfur recovery unit at the Eagle Point refinery) and $163 million for income improvement projects. Base infrastructure spending included $17 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries, $78 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence and $6 million for conversion of the Mobil® sites acquired from ConocoPhillips to Sunoco® branded outlets. The income improvement spending consisted of $27 million associated with the Philadelphia Project, $16 million to upgrade the crude oil pipeline and storage facilities in Texas recently acquired from ExxonMobil, $22 million to complete the construction of the Haverhill cokemaking facility and $98 million for various other income improvement projects across the Company.

The 2004 capital expenditures consisted of $248 million for base infrastructure and maintenance, $122 million for refinery turnarounds, $208 million for spending to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements, $50 million for other environmental projects and $204 million for income improvement projects. The other environmental spending included $9 million related to the expansion of the sulfur recovery unit at the Eagle Point refinery. The income improvement spending consisted of $128 million towards the construction of the Haverhill cokemaking facility, $45 million for various growth opportunities in the Logistics business, including the acquisition of refined product terminals in Baltimore, MD, Manassas, VA and Columbus, OH and the purchase of an additional one-third interest in the Harbor Pipeline, as well as $31 million for various other income improvement projects across the Company.

The 2003 capital expenditures consisted of $195 million for base infrastructure and maintenance, $88 million for refinery turnarounds, $23 million for spending to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements, $91 million for other environmental projects and $30 million for various income improvement projects. The other environmental spending included $50 million related to the construction of a sulfur plant at the Marcus Hook refinery.

Pension Plan Funded Status

The following table sets forth the components of the change in market value of the investments in Sunoco’s defined benefit pension plans:

	December 31
(Millions of Dollars)	2005	2004
Balance at beginning of year	$1,158	$1,071
Increase (reduction) in market value of investments resulting from:
Net investment income	92	123
Company contributions	100	95
Plan benefit payments	(154)	(131)
Balance at end of year	$1,196	$1,158

The increase in the market value of investments during 2005 was more than offset by an increase in the accumulated benefit obligations that resulted from a decline in the discount rate from 5.75 percent at December 31, 2004 to 5.60 percent at December 31, 2005 and from certain other actuarial assumption changes. As a result, the accumulated other comprehensive loss component of shareholders’ equity related to pensions increased by $25 million at December 31, 2005.

Management currently anticipates making $100 million of voluntary contributions to its funded defined benefit plans in 2006. Management believes any additional contributions to the pension plans can be funded without a significant impact on liquidity. Future changes in the financial markets and/or interest rates could result in additional significant increases or decreases to the accumulated other comprehensive loss component of shareholders’ equity and to future pension expense and funding requirements.

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

(Millions of Dollars)	2005	2004	2003
Pollution abatement capital*	$498	$258	$114
Remediation	50	38	44
Operations, maintenance and administration	192	135	127
	$740	$431	$285
*	Capital expenditures for pollution abatement include amounts to comply with the Tier II low-sulfur fuel requirements and the Consent Decree pertaining to certain alleged Clean Air Act violations at the Company’s refineries. Pollution abatement capital outlays are expected to approximate $225 and $137 million in 2006 and 2007, respectively.

Remediation Activities

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

	December 31
(Millions of Dollars)	2005	2004
Accrued liabilities	$37	$39
Other deferred credits and liabilities	100	109
	$137	$148

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2002	$52	$72	$8	$19	$5	$3	$159
Accruals	—	23	1	6	1	(1)	30
Payments	(9)	(22)	(2)	(10)	(1)	—	(44)
Other	—	1	—	—	—	—	1
At December 31, 2003	$43	$74	$7	$15	$5	$2	$146
Accruals	2	20	—	3	2	—	27
Payments	(10)	(21)	(1)	(3)	(3)	—	(38)
Acquisitions and divestments	11	—	(1)	—	—	—	10
Other	2	1	—	—	—	—	3
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$36	$78	$3	$15	$3	$2	$137

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2005, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $90 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2005, Sunoco had been named as a PRP at 39 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $4 million at December 31, 2005. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $22 million at December 31, 2005 and are included principally in deferred charges and other assets in the consolidated balance sheets.

Regulatory Matters

The U.S. Environmental Protection Agency (“EPA”) adopted rules under the Clean Air Act (which relates to emissions of materials into the air) that phase in limitations on the sulfur content of gasoline beginning in 2004 and the sulfur content of on-road diesel fuel beginning in mid-2006 (“Tier II”). The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the on-road low-sulfur diesel. These rules are expected to have a significant impact on Sunoco and its operations, primarily with respect to the capital and operating expenditures at its five refineries. The Tier II capital spending is expected to be essentially completed in 2006, while the higher operating costs will be incurred when the low-sulfur fuels are produced. The Company’s estimate of total capital outlays to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements is approximately $750 million. Capital spending to meet these requirements totaled $637 million through December 31, 2005. In May 2004, the EPA adopted a third rule which will phase in limitations on the allowable sulfur content in off-road diesel fuel beginning in mid-2007. The off-road diesel rule is not expected to require significant capital expenditures by Sunoco. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the systems pertaining to banking and trading credits, timing uncertainties created by permitting requirements and construction schedules and any effect on prices created by changes in the level of gasoline and diesel fuel production.

In 1997, the EPA promulgated new, more stringent National Ambient Air Quality Standards (“NAAQS”) for ozone and fine particles, which has resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania, Ohio, New Jersey and West Virginia, where Sunoco operates facilities. In 2004, the EPA issued final non-attainment area designations for ozone and fine particles. These standards will result in further controls of nitrogen oxide, sulfur dioxide and volatile organic compound emissions. The EPA has designated certain areas, including Philadelphia and Houston, as “moderate” non-attainment areas for ozone, which would require them to meet the ozone requirements by 2010, before currently mandated federal control programs would take effect. If a region is not able to demonstrate attainment by 2010, there would be more stringent offset requirements, and, if a region cannot submit an approvable State Implementation Plan, there could be a moratorium on new highway projects and imposition of a Federal Implementation Plan, including potentially significant lifestyle changes to bring the region to attainment. However, EPA’s designation of ozone non-attainment areas and the EPA’s rule on state implementation are currently being challenged by the State of Ohio, trade associations and health and environmental groups. In 2005, EPA issued a final rule revoking a previously proposed 1-hour ozone standard and related provisions in favor of a more stringent 8-hour standard. The EPA issued a subsequent rule codifying the revocation of the 1-hour ozone standard for the areas with effective 8-hour ozone non-attainment designations. Both industry and environmental groups have filed lawsuits challenging various provisions of the final rule. In 2005, the EPA also identified 21 counties which, based on 2003-2004 data, now are in attainment of the fine particles standard. Sunoco’s Toledo refinery is within one of these attainment areas. Regulatory programs, when established to implement the EPA’s standards, could have an impact on Sunoco and its operations. However, the potential financial impact cannot be reasonably estimated until the EPA promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised State Implementation Plans to respond to the new regulations.

In August 2005, new federal energy policy legislation was enacted. The act set a new renewable fuels mandate for ethanol use and repealed the minimum oxygenate requirements in gasoline (immediately in California and 270 days from the enactment date for the rest of the nation). Sunoco has used MTBE and ethanol as oxygenates in different geographic areas of its refining and marketing system. While no federal ban on MTBE is included in the act, several states (including some in Sunoco’s marketing area) have banned its use in gasoline and a number of other states have passed legislation banning it effective beginning on various dates through 2009. It is expected that additional states will enact similar ban legislation. Following the disruption to energy supply that occurred in the Gulf Coast region in connection with Hurricanes Katrina and Rita, additional federal energy policy legislation is being considered in the U.S. Congress. Federal and state legislation could have a significant impact on market conditions and the profitability of Sunoco and the industry in general.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline, owners and operators of retail gasoline sites, and manufacturers of MTBE, are defendants in approximately 60 cases in 16 states involving the manufacture and use of MTBE in gasoline and MTBE contamination in groundwater. Plaintiffs, which include private well owners, water providers and certain governmental authorities, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminates groundwater. Plaintiffs are asserting primarily product liability claims but additional claims are also being asserted including, nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, exemplary and punitive damages and attorneys’ fees. All of the public water provider cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358). Motions to remand these cases to state courts have been denied. Motions to dismiss were denied. Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In addition, several of the private well owner cases are moving forward. Sunoco is a focus defendant in two of those cases. Up to this point, for the group of MTBE cases currently pending, there has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

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

Quantitative and Qualitative Disclosures about Market Risk

Commodity and Foreign Exchange Price Risks

Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of commodity price risks. Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company’s electricity and natural gas purchases or sales. In addition, Sunoco uses derivative contracts from time to time to reduce foreign exchange risk relating to certain export sales denominated in foreign currencies. Sunoco does not hold or issue derivative instruments for trading purposes.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts; however, such risk would be mitigated by price changes in the underlying hedged items. At December 31, 2005, Sunoco had accumulated net derivative deferred losses, before income taxes, of $3 million on its open derivative contracts. Open contracts as of December 31, 2005 vary in duration but do not extend beyond 2006. The potential incremental loss on these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2005 was estimated to be $18 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by exchanges or are major international financial institutions or corporations with investment-grade credit ratings. (See Note 16 to the consolidated financial statements.)

Interest Rate Risk

Sunoco has market risk exposure for changes in interest rates relating to its outstanding borrowings. Sunoco manages this exposure to changing interest rates through the use of a combination of fixed- and floating-rate debt. Sunoco also has market risk exposure relating to its cash and cash equivalents. At December 31, 2005, the Company had $1,081 million of fixed-rate debt, $330 million of floating-rate debt and $919 million of cash and cash equivalents. The unfavorable impact of a hypothetical 1 percent decrease in interest rates on its cash and cash equivalents would be partially offset by the favorable impact of such a decrease on the floating-rate debt. Sunoco also has market risk exposure for changes in interest rates relating to its retirement benefit plans (see “Critical Accounting Policies—Retirement Benefit Liabilities” below). Sunoco generally does not use derivatives to manage its market risk exposure to changing interest rates.

Dividends and Share Repurchases

On July 7, 2005, the Company’s Board of Directors approved a two-for-one split of Sunoco’s common stock to be effected in the form of a stock dividend. The shares were distributed on August 1, 2005 to shareholders of record as of July 18, 2005. In connection with the common stock split, the number of authorized shares of common stock was increased from 200 million to 400 million, and the shares of common stock reserved for issuance pertaining to Sunoco’s 6 3/4 percent convertible debentures and various employee benefit plans were proportionally increased in accordance with the terms of those respective agreements and plans. Share and per-share data (except par value) presented for all periods reflect the effect of the stock split.

The Company has paid cash dividends on a regular quarterly basis since 1904. The Company increased the quarterly dividend paid on common stock from $.125 per share ($.50 per year) to $.1375 per share ($.55 per year) beginning with the fourth quarter of 2003 and then to $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005 and to $.25 per share ($1.00 per year) beginning with the second quarter of 2006.

The Company repurchased in 2005, 2004 and 2003, 6.7, 15.9 and 5.8 million shares, respectively, of its common stock for $435, $568 and $136 million, respectively. In March 2005, the Company announced that its Board of Directors had approved an additional $500 million share repurchase authorization. At December 31, 2005, the Company had a remaining authorization from its Board to purchase up to $306 million of Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

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

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality (AA rated) corporate bonds with maturities that reflect the duration of Sunoco’s pension and other postretirement benefit obligations. The present values of Sunoco’s future pension and other postretirement obligations were determined using discount rates of 5.60 and 5.50 percent, respectively, at December 31, 2005 and 5.75 and 5.50 percent, respectively, at December 31, 2004. Sunoco’s expense under these plans is determined using the discount rate as of the beginning of the year, which for pension plans was 5.75 percent for 2005, 6.00 percent for 2004, 6.75 percent for 2003, and is 5.60 percent for 2006, and for postretirement plans was 5.50 percent for 2005, 6.00 percent for 2004, 6.75 percent for 2003, and is 5.50 percent for 2006.

The long-term expected rate of return on plan assets was assumed to be 8.50 percent for 2005 and 8.75 percent for 2004 and 2003, while the rate of compensation increase was assumed to be 4.00 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets and a rate of compensation increase of 4.00 percent will be used to determine Sunoco’s pension expense for 2006. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities. In determining pension expense, the Company applies the expected rate of return to the market-related value of plan assets at the beginning of the year, which is determined using a quarterly average of plan assets from the preceding year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return which is subject to considerable year-to-year variability. As permitted by existing accounting rules, the Company does not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference is deferred along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience. If such unrecognized gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into income as a component of pension or postretirement benefits expense over the average remaining service period of plan participants still employed with the Company, which currently is approximately 11 years. At December 31, 2005, the unrecognized net loss for defined benefit and postretirement benefit plans was $493 and $68 million, respectively. For 2005, the pension plan assets generated a return of 8.7 percent, compared to 12.2 percent in 2004 and 24.1 percent in 2003. For the 15-year period ended December 31, 2005, the compounded annual investment return on Sunoco’s pension plan assets was 10.2 percent.

The asset allocation for Sunoco’s pension plans at December 31, 2005 and 2004 and the target allocation of plan assets for 2006, by asset category, are as follows:

		December 31
(In Percentages)	2006 Target*	2005	2004
Asset category:
Equity securities	60%	65%	64%
Debt securities	35	32	32
Other	5	3	4
Total	100%	100%	100%
*	These target allocation percentages have been in effect since 1999.

The rate of compensation increase assumption has been indicative of actual increases during the 2003-2005 period.

The initial health care cost trend assumptions used to compute the accumulated postretirement benefit obligation were increases of 11.0 percent, 10.3 percent and 11.4 percent at December 31, 2005, 2004 and 2003, respectively. These trend rates were assumed to decline gradually to 5.5 percent in 2012 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement benefits expense and benefit obligations that would occur in 2006 from a change in the indicated assumptions:

(Dollars in Millions)	Change in Rate	Expense	Benefit Obligations*
Pension benefits:
Decrease in the discount rate	.25%	$4	$47
Decrease in the long-term expected rate of return on plan assets	.25%	$3	$—
Increase in rate of compensation	.25%	$2	$11
Postretirement benefits:
Decrease in the discount rate	.25%	$1	$9
Increase in the annual health care cost trend rates	1.00%	$1	$12
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations for postretirement benefit plans.

Long-Lived Assets

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. There have been no significant changes in the useful lives of the Company’s plants and equipment during the 2003-2005 period.

A decision to dispose of an asset may necessitate an impairment review. In this situation, an impairment would be recognized for any excess of the carrying amount of the long-lived asset over its fair value less cost to sell.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; technological developments resulting in obsolescence; changes in demand for the Company’s products or in end-use goods manufactured by others utilizing the Company’s products as raw materials; changes in the Company’s business plans or those of its major customers, suppliers or other business partners; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of environmental capital, operating or remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under “Forward-Looking Statements” below.

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

There were no asset impairments during 2005 and 2004. Sunoco had asset impairments totaling $30 million after tax during 2003. The impairments related to the write-down of the Company’s plasticizer assets held for sale to their estimated fair values less costs to sell and the write-down by the Company’s previously one-third-owned BEF joint venture of its MTBE production facility to its estimated fair value. The estimated fair value of the MTBE facility declined in 2003 as a result of the expected reduction in MTBE demand due to enacted and anticipated federal and state bans of this gasoline additive. For a further discussion of these asset impairments, see Note 2 to the consolidated financial statements.

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

Sunoco’s accrual for environmental remediation activities amounted to $137 million at December 31, 2005. This accrual is for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. In the above instances, if a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” requires that the minimum of the range be accrued unless some other point in the range is more likely, in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2005, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $90 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $4 million at December 31, 2005. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact several of Sunoco’s facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

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

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2005, see Note 1 to the consolidated financial statements.

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

Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

•	Changes in refining, marketing and chemical margins;

•	Variation in petroleum-based commodity prices and availability of crude oil and feedstock supply or transportation;

•	Effects of transportation disruptions;

•	Changes in the price differentials between light-sweet and heavy-sour crude oils;

•	Changes in the marketplace which may affect supply and demand for Sunoco’s products;

•	Changes in competition and competitive practices, including the impact of foreign imports;

•	Effects of weather conditions and natural disasters on the Company’s operating facilities and on product supply and demand;

•	Age of, and changes in, the reliability, efficiency and capacity of, the Company’s operating facilities or those of third parties;

•	Changes in the level of operating expenses;

•	Effects of adverse events relating to the operation of the Company’s facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	Changes in the expected level of environmental capital, operating or remediation expenditures;

•	Delays and/or costs related to construction, improvements and/or repairs of facilities (including shortages of skilled labor, the issuance of applicable permits and inflation);

•	Changes in product specifications;

•	Availability and pricing of oxygenates such as MTBE and ethanol;

•	Phase-outs or restrictions on the use of MTBE;

•	Political and economic conditions in the markets in which the Company, its suppliers or customers operate, including the impact of potential terrorist acts and international hostilities;

•	Military conflicts between, or internal instability in, one or more oil producing countries, governmental actions and other disruptions in the ability to obtain crude oil;

•	Ability to conduct business effectively in the event of an information systems failure;

•	Ability to identify acquisitions, execute them under favorable terms and integrate them into the Company’s existing businesses;

•	Ability to enter into joint ventures and other similar arrangements under favorable terms;

•	Changes in the availability and cost of debt and equity financing;

•	Changes in the credit ratings assigned to the Company’s debt securities or credit facilities;

•	Changes in insurance markets impacting costs and the level and types of coverage available;

•	Changes in tax laws or their interpretations, including pension funding requirements;

•	Changes in financial markets impacting pension expense and funding requirements;

•	Risks related to labor relations and workplace safety;

•	Nonperformance by or disputes with major customers, suppliers, dealers, distributors or other business partners;

•	General economic, financial and business conditions which could affect Sunoco’s financial condition and results of operations;

•	Changes in applicable statutes and government regulations or their interpretations, including those relating to the environment and global warming;

•	Claims of the Company’s noncompliance with statutory and regulatory requirements; and

•	Changes in the status of, or initiation of new, litigation, arbitration, or other proceedings to which the Company is a party or liability resulting from such litigation, arbitration, or other proceedings, including natural resource damage claims.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by Sunoco. Other factors not discussed herein could also have material adverse effects on the Company. All forward-looking statements included in this Annual Report to Shareholders are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, the Company’s management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).

Based on this assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on the COSO criteria. Ernst & Young LLP, the Company’s independent registered public accounting firm, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting, which appears on page 41.

John G. Drosdick

Chairman, Chief Executive Officer and President

Thomas W. Hofmann

Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Sunoco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Sunoco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Sunoco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sunoco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Sunoco, Inc. and subsidiaries and our report dated February 23, 2006 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 23, 2006

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sunoco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2006 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 23, 2006

Consolidated Statements of Income	Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares, Except Per-Share Amounts)
For the Years Ended December 31	2005	2004	2003
Revenues
Sales and other operating revenue (including consumer excise taxes)	$33,754	$25,468	$17,969
Interest income	23	10	7
Other income (loss), net (Notes 2, 3 and 4)	(13)	30	40
	33,764	25,508	18,016
Costs and Expenses
Cost of products sold and operating expenses	28,028	20,734	14,154
Consumer excise taxes	2,588	2,282	1,999
Selling, general and administrative expenses	946	873	752
Depreciation, depletion and amortization	429	409	369
Payroll, property and other taxes	124	118	105
Provision for write-down of assets and other matters (Note 2)	—	—	28
Interest cost and debt expense	94	108	117
Interest capitalized	(25)	(11)	(3)
	32,184	24,513	17,521
Income before income tax expense	1,580	995	495
Income tax expense (Note 4)	606	390	183
Net Income	$974	$605	$312
Earnings Per Share of Common Stock (Note 14):
Basic	$7.13	$4.08	$2.03
Diluted	$7.08	$4.04	$2.01
Weighted-Average Number of Shares Outstanding (Notes 5 and 14):
Basic	136.6	148.2	153.4
Diluted	137.5	149.8	155.0
Cash Dividends Paid Per Share of Common Stock (Note 14)	$.75	$.575	$.5125

(See Accompanying Notes)

Consolidated Balance Sheets	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
At December 31	2005	2004
Assets
Current Assets
Cash and cash equivalents	$919	$405
Accounts and notes receivable, net	1,754	1,271
Inventories (Note 6)	799	765
Deferred income taxes (Note 4)	215	110
Total Current Assets	3,687	2,551
Investments and long-term receivables (Note 7)	143	115
Properties, plants and equipment, net (Note 8)	5,658	4,966
Prepaid retirement costs (Note 9)	12	11
Deferred charges and other assets (Note 2)	431	436
Total Assets	$9,931	$8,079
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$3,014	$2,109
Accrued liabilities	681	461
Short-term borrowings (Note 10)	—	100
Current portion of long-term debt (Note 11)	177	3
Taxes payable	338	349
Total Current Liabilities	4,210	3,022
Long-term debt (Note 11)	1,234	1,379
Retirement benefit liabilities (Note 9)	563	539
Deferred income taxes (Note 4)	817	755
Other deferred credits and liabilities (Note 12)	409	247
Commitments and contingent liabilities (Note 12)
Minority interests (Note 13)	647	530
Shareholders’ Equity (Notes 14 and 15)
Common stock, par value $1 per share
Authorized—400,000,000 shares; Issued, 2005—279,988,625 shares; Issued, 2004—278,248,876 shares	280	278
Capital in excess of par value	1,587	1,517
Earnings employed in the business	3,766	2,895
Accumulated other comprehensive loss	(192)	(164)
Common stock held in treasury, at cost
2005—146,838,655 shares; 2004—139,593,196 shares	(3,390)	(2,919)
Total Shareholders’ Equity	2,051	1,607
Total Liabilities and Shareholders’ Equity	$9,931	$8,079

(See Accompanying Notes)

Consolidated Statements of Cash Flows	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
For the Years Ended December 31	2005	2004	2003
Increases (Decreases) in Cash and Cash Equivalents
Cash Flows from Operating Activities:
Net income	$974	$605	$312
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on phenol supply contract dispute	95	—	—
Provision for asset write-downs and other matters	—	13	51
Loss on early extinguishment of debt	—	53	—
Depreciation, depletion and amortization	429	409	369
Deferred income tax expense	3	123	111
Proceeds from power contract restructuring	48	—	—
Payments in excess of expense for retirement plans	(39)	(28)	(45)
Changes in working capital pertaining to operating activities, net of effect of acquisitions:
Accounts and notes receivable	(466)	(214)	(139)
Inventories	(34)	(136)	51
Accounts payable and accrued liabilities	975	771	132
Taxes payable	19	138	131
Other	65	13	27
Net cash provided by operating activities	2,069	1,747	1,000
Cash Flows from Investing Activities:
Capital expenditures	(970)	(832)	(427)
Acquisitions, net of seller financing of $4 in 2003 (Note 2)	(105)	(431)	(356)
Proceeds from divestments	55	200	82
Other	(15)	3	(20)
Net cash used in investing activities	(1,035)	(1,060)	(721)
Cash Flows from Financing Activities:
Net proceeds from (repayments of) short-term borrowings	(100)	100	—
Net proceeds from issuance of long-term debt	99	416	—
Repayments of long-term debt	(70)	(642)	(12)
Premiums paid on early extinguishment of debt	—	(50)	—
Net proceeds from issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 13)	160	129	—
Cash distributions to investors in cokemaking operations	(38)	(36)	(48)
Cash distributions to investors in Sunoco Logistics Partners L.P.	(28)	(20)	(11)
Cash dividend payments	(103)	(86)	(79)
Purchases of common stock for treasury	(435)	(568)	(136)
Proceeds from issuance of common stock under management incentive and employee option plans	14	52	52
Other	(19)	(8)	(4)
Net cash used in financing activities	(520)	(713)	(238)
Net increase (decrease) in cash and cash equivalents	514	(26)	41
Cash and cash equivalents at beginning of year	405	431	390
Cash and cash equivalents at end of year	$919	$405	$431

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders’ Equity

(Dollars in Millions, Shares in Thousands)						Sunoco, Inc. and Subsidiaries
		Shareholders’ Equity
		Common Stock					Common Stock Held in Treasury
	Comprehensive Income	Number of Shares	Par Value	Capital in Excess of Par Value	Earnings Employed in the Business	Accumulated Other Comprehensive Loss	Shares	Cost
At December 31, 2002		269,521	$270	$1,354	$2,143	$(195)	116,643	$2,178
Net income	$312	—	—	—	312	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $4)	7	—	—	—	—	7	—	—
Net hedging gains (net of related tax expense of $4)	7	—	—	—	—	7	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $3)	(6)	—	—	—	—	(6)	—	—
Cash dividend payments	—	—	—	—	(79)	—	—	—
Purchases for treasury	—	—	—	—	—	—	5,809	136
Issued under management incentive and employee option plans	—	4,081	4	53	—	—	—	—
Net decrease in equity related to unissued shares under management incentive plans (Note 15)	—	—	—	(1)	—	—	—	—
Other	—	—	—	9	—	—	388	8
Total	$320

At December 31, 2003		273,602	$274	$1,415	$2,376	$(187)	122,840	$2,322
Net income	$605	—	—	—	605	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $12)	24	—	—	—	—	24	—	—
Net hedging gains (net of related tax expense of $5)	10	—	—	—	—	10	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $6)	(11)	—	—	—	—	(11)	—	—
Cash dividend payments	—	—	—	—	(86)	—	—	—
Purchases for treasury	—	—	—	—	—	—	15,910	568
Issued under management incentive and employee option plans	—	4,587	4	68	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	5	—	—	—	—
Other	—	60	—	29	—	—	843	29
Total	$628

At December 31, 2004		278,249	$278	$1,517	$2,895	$(164)	139,593	$2,919
Net income	$974	—	—	—	974	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax benefit of $41)	(25)	—	—	—	—	(25)	—	—
Net hedging gains (net of related tax expense of $5)	7	—	—	—	—	7	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $7)	(10)	—	—	—	—	(10)	—	—
Cash dividend payments	—	—	—	—	(103)	—	—	—
Purchases for treasury	—	—	—	—	—	—	6,740	435
Issued under management incentive plans	—	1,670	2	31	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	8	—	—	—	—
Other	—	70	—	31	—	—	506	36
Total	$946

At December 31, 2005		279,989	$280	$1,587	$3,766	$(192)	146,839	$3,390

(See Accompanying Notes)

Notes to Consolidated Financial Statements	Sunoco, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Sunoco, Inc. and subsidiaries (collectively, “Sunoco” or the “Company”) contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.

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

Stock Split

Share and per-share data (except par value) presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005 (Note 14).

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current-year presentation.

Revenue Recognition

The Company sells various refined products (including gasoline, middle distillates, residual fuel, petrochemicals and lubricants), coke and coal and also sells crude oil in connection with the crude oil gathering and marketing activities of its logistics operations. In addition, the Company sells a broad mix of merchandise such as groceries, fast foods and beverages at its convenience stores, operates common carrier pipelines through a publicly traded limited partnership, provides terminalling services and provides a variety of car care services at its retail gasoline outlets. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectibility is reasonably assured.

Crude oil and refined product exchange transactions, which are entered into primarily to acquire crude oil and refined products of a desired quality or at a desired location, are netted in cost of products sold and operating expenses in the consolidated statements of income. In September 2005, the Emerging Issues Task Force (the “EITF”) completed its deliberations on whether exchange transactions should be reported on a gross or net basis in Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” and concluded that they should be reported net in the consolidated statements of income. Accordingly, no adjustment of the amounts included in Sunoco’s consolidated financial statements was required.

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

Inventories

Inventories are valued at the lower of cost or market. The cost of crude oil and petroleum and chemical product inventories is determined using the last-in, first-out method (“LIFO”). The cost of materials, supplies and other inventories is determined using principally the average-cost method.

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

Goodwill and Intangible Assets

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, and indefinite-lived intangible assets are tested for impairment at least annually rather than being amortized. Sunoco determined during the 2003-2005 period that no such assets were impaired. Intangible assets with finite useful lives are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the intangible assets is consumed.

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

Nonconventional fuel credit and other net tax benefits generated by the Company’s cokemaking operations and allocated to third-party investors are recorded as a reduction in minority interests and are included as income in the Coke segment. The investors’ preferential return is recorded as an increase in minority interests and is recorded as expense in the Corporate and Other segment. The net of these two amounts represents a noncash change in minority interests in cokemaking operations, which is recognized in other income (loss), net, in the consolidated statements of income.

Cash payments, representing the distributions of the investors’ share of cash generated by the cokemaking operations, are recorded as a reduction in minority interests.

Stock-Based Compensation

In December 2004, Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), was issued, which revised Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Among other things, SFAS No. 123R requires a fair-value-based method of accounting for share-based payment transactions. SFAS No. 123R also requires the use of a non-substantive vesting period approach for new share-based payment transactions that vest when an employee becomes retirement eligible as is the case under Sunoco’s share-based awards (i.e., the vesting period cannot exceed the date an employee becomes retirement eligible). The effect will be to accelerate expense recognition compared to the vesting period approach that Sunoco currently uses that reflects the stated vesting period. For the year ending December 31, 2006, the Company currently estimates that its after-tax compensation expense under this provision of SFAS No. 123R will be approximately $5-$10 million higher than it would have been under SFAS No. 123. The future impact of the non-substantive vesting period will be dependent upon the value of future stock-based awards granted to employees who are eligible to retire prior to the normal vesting periods of the awards. Sunoco currently intends to adopt SFAS No. 123R effective January 1, 2006. As Sunoco currently follows the fair value method of accounting prescribed by SFAS No. 123, the other provisions of SFAS No. 123R are not expected to have a significant impact on the Company’s consolidated financial statements.

Asset Retirement Obligations

In March 2005, FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FASB Interpretation No. 47”), was issued. FASB Interpretation No. 47 clarifies that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FASB Interpretation No. 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated. FASB Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. In conjunction with the implementation of FASB Interpretation No. 47 at December 31, 2005, Sunoco recorded an increase in asset retirement obligations of $57 million and a related increase in net properties, plants and equipment of $47 million primarily attributable to product storage tanks at Company facilities. The $10 million cumulative effect of this accounting change ($6 million after tax) has been included in cost of products sold and operating expenses in the 2005 consolidated statement of income. Sunoco did not reflect the $6 million after-tax charge as a cumulative effect of accounting change as it was not material. At December 31, 2005, Sunoco’s liability for asset retirement obligations amounted to $66 million, which included $9 million previously recorded under SFAS No. 143. Sunoco has legal asset retirement obligations for several other assets at its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

2. Changes in Business and Other Matters

Acquisitions

Eagle Point Refinery and Related Assets—Effective January 13, 2004, Sunoco completed the purchase of the Eagle Point refinery and related assets from El Paso Corporation (“El Paso”) for $250 million, including inventory. In connection with this transaction, Sunoco also assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ, near the Company’s existing Northeast Refining operations. Management believes the acquisition of the Eagle Point refinery complements and enhances the Company’s refining operations in the Northeast and enables the capture of significant synergies in Northeast Refining. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco subsequently sold in March 2004 for $20 million to Sunoco Logistics Partners L.P. (the “Partnership”), the consolidated master limited partnership, which is 47.9 percent owned by Sunoco and conducts a substantial portion of the Company’s logistics operations. No gain or loss was recognized on this transaction.

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

Service Stations—In the second quarter of 2004, Sunoco completed the purchase of 340 retail outlets operated under the Mobil® brand from ConocoPhillips for $181 million, including inventory. Of the total sites acquired, 50 were owned outright and 62 were subject to long-term leases. The remaining network consisted of contracts to supply 34 dealer-owned and operated locations and 194 branded distributor-owned sites. These outlets, which included 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. These sites are being re-branded to Sunoco® gasoline and APlus® convenience stores over time. In the second quarter of 2003, Sunoco completed the purchase of 193 Speedway® retail gasoline sites from a subsidiary of Marathon Ashland Pe -

troleum LLC for $162 million, including inventory. The sites, which are located primarily in Florida and South Carolina, were all Company-operated locations with convenience stores. Of the 193 outlets, Sunoco became the lessee for 54 sites under long-term lease agreements. The Speedway® sites were re-branded as Sunoco® locations during the 2003-2004 period. The Company believes these acquisitions fit its long-term strategy of building a retail and convenience store network designed to provide attractive long-term returns.

The purchase prices for the service stations acquired have been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition dates. The following is a summary of the effects of these transactions on Sunoco’s consolidated financial position:

(Millions of Dollars)	Mobil® Sites		Speedway® Sites
Increase in:
Inventories	$1		$21
Properties, plants and equipment, net	133		143
Deferred charges and other assets	48	*	—
Accrued liabilities	(1)		—
Other deferred credits and liabilities	—		(2)
Cash paid for acquisitions	$181		$162
*	Consists of $10 million allocated to goodwill and $38 million allocated to contracts with dealers and distributors. The values of the dealer and distributor contracts are being amortized primarily on a straight-line basis over periods ranging from 10 to 15 years, which represent the expected lives of the Company’s affiliations with these dealers and distributors. The unamortized cost related to the dealer and distributor contracts amounted to $32 million at December 31, 2005.

Transaction with Equistar Chemicals, L.P.—Effective March 31, 2003, Sunoco formed a limited partnership with Equistar Chemicals, L.P. (“Equistar”) involving Equistar’s ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell Chemical Company. In connection with this transaction, Equistar and the partnership entered into a 700 million pounds-per-year, 15-year propylene supply contract with Sunoco. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. Sunoco also purchased Equistar’s polypropylene facility in Bayport, TX. Sunoco paid $194 million in cash and borrowed $4 million from the seller to form the partnership and acquire the Bayport facility.

Through the partnership, the Company believes it has secured a favorable long-term supply of propylene for its Gulf Coast polypropylene business, while the acquisition of the Bayport facility has increased the Company’s polypropylene capacity. This transaction complements and enhances the Company’s polypropylene business and strengthens its market position.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of the transaction on Sunoco’s consolidated financial position:

(Millions of Dollars)
Increase in:
Inventories	$11
Properties, plants and equipment, net	30
Deferred charges and other assets	160 *
Accrued liabilities	(2)
Retirement benefit liabilities	(1)
198
Seller financing:
Current portion of long-term debt	(1)
Long-term debt	(3)
(4)
Cash paid for acquisition	$194
*	Represents the amounts allocated to the propylene supply contract and the related partnership. The Company is amortizing this deferred cost over the 15-year life of the supply contract in a manner that reflects the future decline in the fixed discount over the contract period. This amortization expense amounted to $14, $15 and $11 million in 2005, 2004 and 2003, respectively, and is expected to approximate $13 million in 2006, $12 million in 2007, $11 million in 2008, $11 million in 2009 and $10 million in 2010. The unamortized cost related to the supply contract and related partnership amounted to $123 million at December 31, 2005.

Pro Forma Data for Acquisitions—The unaudited pro forma sales and other operating revenue, net income and net income per share of common stock of Sunoco for the year ended December 31, 2004, as if the acquisition of the Eagle Point refinery and related assets and the Mobil® retail outlets had occurred on January 1, 2004, are as follows:

(Millions of Dollars, Except Per-Share Amount)
Sales and other operating revenue	$25,741
Net income	$610
Net income per share of common stock—diluted	$4.07

The pro forma data does not purport to be indicative of the results that actually would have been obtained if the Eagle Point refinery and related assets and the Mobil® retail outlets had been part of Sunoco’s businesses for the period presented and is not intended to be a projection of future results. Accordingly, the pro forma results do not reflect any restructuring costs, changes in operating levels, or potential cost savings and other synergies prior to the acquisition dates.

Logistics Assets—In August 2005, Sunoco Logistics Partners L.P. (the “Partnership”) completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million. In December 2005, the Partnership also completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37.0 percent ownership interest. In 2004, the Partnership completed the following acquisitions: in March, certain pipeline and other logistics assets previously purchased by Sunoco with the Eagle Point refinery for $20 million; in April, two ConocoPhillips refined product terminals located in Baltimore, MD and Manassas, VA for $12 million; in June, an additional one-third interest in the Harbor Pipeline from El Paso Corporation for $7 million; and in November, a refined product terminal located in Columbus, OH from a subsidiary of Certified Oil Company for $8 million. During September 2003, the Partnership acquired an additional 3.1 percent interest in West Shore Pipe Line Company for $4 million, increasing its overall ownership interest in West Shore to 12.3 percent. The purchase prices of the 2005 and 2004 acquisitions have been included in properties, plants and equipment, while the purchase price of the 2003 acquisition has been included in investments and long-term receivables in the consolidated balance sheets. No pro forma information has been presented since the acquisitions were not material in relation to Sunoco’s consolidated results of operations.

Divestments

Retail Portfolio Management Program—A Retail Portfolio Management (“RPM”) program is ongoing, which is selectively reducing the Company’s invested capital in Company-owned or leased marketing sites. During the 2003-2006 period, selected sites, including some of the Mobil® and Speedway® acquired outlets, are being divested. Most of the sites are being converted to contract dealers or distributors thereby retaining most of the gasoline sales volume attributable to the divested sites within the Sunoco branded business. The Company generated $170 million of divestment proceeds through 2005 related to the sale of 323 sites. During 2005, 2004 and 2003, net gains of $8, $11 and $12 million, respectively ($5, $7 and $8 million after tax, respectively) were recognized as gains on divestments in other income (loss), net, in the consolidated statements of income in connection with the RPM program.

Midwest Marketing Divestment Program—In 2003, Sunoco announced its intention to sell its interest in 190 retail sites in Michigan and the southern Ohio markets of Columbus, Dayton and Cincinnati (“Midwest Marketing Divestment Program”). During 2003, 75 Company-owned or leased properties and contracts to supply 23 dealer- owned sites were divested under this program. The cash generated from these divestments totaled $46 million, which represented substantially all of the proceeds from the program. The remaining 92 sites, which were virtually all dealer-owned locations, were converted to distributor outlets in 2004. During 2003, a $14 million gain ($9 million after tax) was recognized as a gain on divestments in other income (loss), net, in the 2003 consolidated statement of income in connection with this program.

Private Label Credit Card Program—During 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank. In connection with this divestment, Sunoco received $100 million in cash proceeds, recognized a $3 million gain on the divestment ($2 million after tax) and established a $3 million accrual ($2 million after tax) for employee terminations under a postemployment plan and for other exit costs. In addition, the two companies signed a seven-year agreement for Citibank to operate and service the Sunoco private label credit card program.

Belvieu Environmental Fuels—In 2004, Sunoco sold its one-third partnership interest in Belvieu Environmental Fuels (“BEF”), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX, to Enterprise Products Operating L.P. (“Enterprise”) for $15 million in cash, resulting in a $13 million loss on divestment ($8 million after tax). This charge is included as a loss on divestment in other income (loss), net, in the 2004 consolidated statement of income. In connection with the sale, Sunoco has retained one-third of any liabilities and damages exceeding $300 thousand in the aggregate arising from any claims resulting from the ownership of the assets and liabilities of BEF for the period prior to the divestment date, except for any on-site environmental claims which are retained by Enterprise. Due to the nature of this indemnification, the Company cannot estimate the fair value, nor determine the total amount of the indemnification, if any. During 2003, as a result of various governmental actions which caused a material adverse impact on MTBE industry demand, BEF recorded a write-down of its MTBE production facility to its estimated fair value at that time. The estimated fair value was determined by an independent appraiser using present value techniques which reflect various alternative operating assumptions. Sunoco’s share of this provision, which is included as an equity loss in other income (loss), net, in the 2003 consolidated statement of income, amounted to $23 million ($15 million after tax).

Under an off-take agreement with BEF, which expired in 2004, Sunoco had agreed to purchase all of the MTBE production from the facility. Sunoco’s total MTBE purchases from BEF, which are included in costs of products sold and operating expenses in the consolidated statements of income, were $149 and $183 million during 2004 and 2003, respectively.

Plasticizer Business—During 2003, Sunoco announced its decision to sell its plasticizer business and recorded a $23 million provision ($15 million after tax) to write down the assets held for sale to their estimated fair values less costs to sell and established a $5 million accrual ($2 million after tax) for employee terminations under a postemployment plan and for other exit costs. These charges were recognized in the provision for write-down of assets and other matters in the 2003 consolidated statement of income. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. The sale included the Company’s plasticizer facility in Pasadena, TX. The Company’s Neville Island, PA site was not part of the transaction and continues to produce plasticizers exclusively for BASF under a three-year tolling agreement. Sunoco also agreed to provide terminalling services at this facility to BASF for a 15-year period.

The following table summarizes the changes in the accrual for exit costs and terminations related to the sale of the plasticizer business as well as for other exit costs and terminations:

(Millions of Dollars)	2005	2004	2003
Balance at beginning of year	$11	$17	$10
Additional accruals	2	6	15
Payments charged against the accruals	(7)	(12)	(8)
Balance at end of year	$6	$11	$17

Other Matters

Phenol Supply Contract Dispute—During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. (“Honeywell”) for phenol produced at Sunoco’s Philadelphia chemical plant from June 2003 through April 2005. In January 2006, the arbitrator ruled that Sunoco should bill Honeywell based on the pricing formula established in the arbitration until a second arbitration, set to begin in the second quarter of 2006, finalizes pricing for 2005 and beyond (see below). Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed, of which $27, $48 and $20 million pertained to 2005, 2004 and 2003, respectively. Such damages were recorded as a charge against earnings in other income (loss), net, in the 2005 consolidated statement of income. Sunoco is contesting the finding of liability and determination of damages as well as the arbitrator’s authority to establish 2005 pricing. The phenol supply agreement provides for a reopener for pricing on and after January 1, 2005 and sets forth specific standards for determining such pricing. The parties have been unsuccessful in negotiating the post-2004 price, and a new price will be determined in a second arbitration to be held before a different arbitrator. Sunoco believes the basis for the post-2004 pricing is substantially different from the basis of the award in the first arbitration.

Power Contract Restructuring—In December 2004, Sunoco and a subsidiary of FPL Energy (“FPL”) agreed to a restructuring of an agreement under which Sunoco may purchase steam from a natural gas fired cogeneration power plant owned and operated by FPL at Sunoco’s Marcus Hook refinery. Under the restructured terms, FPL surrendered its easement interest in land adjacent to the power plant on which four auxiliary boilers were constructed, thereby transferring ownership of the auxiliary boilers, which have an estimated fair market value of $33 million, to Sunoco. FPL operates the auxiliary boilers on Sunoco’s behalf. When the cogeneration plant is in operation, Sunoco has the option to purchase steam from the facility at a rate equivalent to that set forth in the original agreement. As part of the restructuring, Sunoco has agreed to a long-term lease of the land on which the cogeneration facility was constructed to FPL and to modify certain terms in the existing agreement for an aggregate cash payment of $48 million, most of which is attributable to prepaid rent. Sunoco received this $48 million payment in January 2005. No gain or loss was recognized in connection with the restructuring. Upon completion of the restructured agreement in January 2005, deferred revenue of $81 million was recorded in other deferred credits and liabilities in the consolidated balance sheet, which is being amortized into income over the 30-year contract term.

3. Other Income (Loss), Net

(Millions of Dollars)	2005	2004	2003
Gain pertaining to income tax matters (Note 4)	$3	$28	$—
Loss on phenol supply contract dispute (Note 2)	(95)	—	—
Loss on early extinguishment of debt (Note 11)	—	(53)	—
Equity income (loss):
Pipeline joint ventures (Notes 2 and 7)	16	19	20
Belvieu Environmental Fuels (Note 2)	—	2	(29)
Other	10	5	2
Noncash reduction in minority interests in cokemaking operations (Note 13)	15	5	3
Gain on divestments (Note 2)	10	5	32
Other	28	19	12
	$(13)	$30	$40

4. Income Taxes

The components of income tax expense are as follows:

(Millions of Dollars)	2005	2004	2003
Income taxes currently payable:
U.S. federal	$470	$212	$61
State and other	133	55	11
	603	267	72
Deferred taxes:
U.S. federal	—	100	101
State and other	3	23	10
	3	123	111
	$606	$390	$183

The reconciliation of income tax expense at the U.S. statutory rate to the income tax expense is as follows:

(Millions of Dollars)	2005	2004	2003
Income tax expense at U.S. statutory rate of 35 percent	$553	$348	$173
Increase (reduction) in income taxes resulting from:
Manufacturers’ deduction	(14)	—	—
Income tax settlements	(19)	(5)	—
State and other income taxes, net of Federal income tax effects	88	51	14
Dividend exclusion for affiliated companies	(2)	(3)	(4)
Nonconventional fuel credit	(1)	(1)	(1)
Other	1	—	1
	$606	$390	$183

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

	December 31
(Millions of Dollars)	2005	2004
Deferred tax assets:
Retirement benefit liabilities	$197	$196
Environmental remediation liabilities	43	49
Other liabilities not yet deductible	290	200
Inventories	144	63
Other	56	50
Valuation allowance*	(3)	(3)
	727	555
Deferred tax liabilities:
Properties, plants and equipment	(1,259)	(1,150)
Other	(70)	(50)
	(1,329)	(1,200)
Net deferred income tax liability	$(602)	$(645)
*	The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2005	2004
Current asset	$215	$110
Noncurrent liability	(817)	(755)
	$(602)	$(645)

Net cash payments for (refunds of) income taxes were $597, $152 and $(42) million in 2005, 2004 and 2003, respectively.

During 2005, Sunoco settled certain federal income tax issues and established a provision for certain state and local tax matters. In connection with these tax matters, an $18 million net after-tax gain was recognized in the 2005 consolidated statement of income. There was no cash received in connection with the federal income tax settlement.

During 2004, Sunoco received a $2 million refund related to the computation of interest on numerous federal income tax issues. In connection with this settlement, an $18 million after-tax gain was recognized in the 2004 consolidated statement of income. Also in 2004, Sunoco settled certain federal income tax issues that had been in dispute, which increased net income by $5 million. In connection with this settlement, Sunoco received $9 million of cash proceeds.

5. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted-average number of common shares used to compute basic earnings per share (“EPS”) to those used to compute diluted EPS:

(In Millions)	2005	2004	2003
Weighted-average number of common shares outstanding—basic	136.6	148.2	153.4
Add effect of dilutive stock incentive awards	.9	1.6	1.6
Weighted-average number of shares—diluted	137.5	149.8	155.0

6. Inventories

	December 31
(Millions of Dollars)	2005	2004
Crude oil	$317	$319
Petroleum and chemical products	322	315
Materials, supplies and other	160	131
	$799	$765

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $2,304 and $1,550 million at December 31, 2005 and 2004, respectively.

7. Investments and Long-Term Receivables

	December 31
(Millions of Dollars)	2005	2004
Investments in affiliated companies:
Pipeline joint ventures (Notes 2 and 3)	$86	$84
Other	38	11
	124	95
Accounts and notes receivable	19	20
	$143	$115

Dividends received from affiliated companies amounted to $14, $23 and $19 million in 2005, 2004 and 2003, respectively. Earnings employed in the business at December 31, 2005 include $43 million of undistributed earnings of affiliated companies.

8. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments, at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2005
Refining and supply	$4,872	$2,289	$2,583
Retail marketing*	1,504	624	880
Chemicals	1,317	301	1,016
Logistics	1,327	495	832
Coke	556	209	347
	$9,576	$3,918	$5,658
2004
Refining and supply	$4,176	$2,129	$2,047
Retail marketing*	1,582	658	924
Chemicals	1,277	270	1,007
Logistics	1,129	472	657
Coke	524	193	331
	$8,688	$3,722	$4,966
*	Includes retail sites leased to third parties with a gross investment totaling $593 and $611 million at December 31, 2005 and 2004, respectively. Related accumulated depreciation totaled $300 and $298 million at December 31, 2005 and 2004, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2005 for retail sites are as follows (in millions of dollars):

Year ending December 31:
2006	$38
2007	27
2008	18
2009	12
2010	5
Thereafter	16
$116

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

Defined benefit plans and postretirement benefit plans expense consisted of the following components:

	Defined Benefit Plans			Postretirement Benefit Plans
(Millions of Dollars)	2005	2004	2003	2005	2004	2003
Service cost (cost of benefits earned during the year)	$49	$46	$38	$9	$8	$6
Interest cost on benefit obligations	84	86	89	22	24	25
Expected return on plan assets	(91)	(84)	(85)	—	—	—
Amortization of:
Prior service cost (benefit)	3	3	3	(5)	(7)	(12)
Unrecognized losses	29	33	21	3	3	3
Net curtailment gains	—	—	—	—	—	(1)
	$74	$84	$66	$29	$28	$21

Defined benefit plans and postretirement benefit plans expense is determined using actuarial assumptions as of the beginning of the year. The following weighted-average assumptions were used to determine defined benefit plans and postretirement benefit plans expense:

	Defined Benefit Plans			Postretirement Benefit Plans
(In Percentages)	2005	2004	2003	2005	2004	2003
Discount rate	5.75%	6.00%	6.75%	5.50%	6.00%	6.75%
Long-term expected rate of return on plan assets	8.50%	8.75%	8.75%
Rate of compensation increase	4.00%	4.00%	4.00%

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2005 and 2004 as well as the funded status and amounts both recognized and not recognized in the consolidated balance sheets at December 31, 2005 and 2004:

	Defined Benefit Plans				Postretirement Benefit Plans
	2005		2004
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	2005	2004
Benefit obligations at beginning of year*	$1,349	$137	$1,313	$128	$429	$409
Service cost	45	4	43	3	9	8
Interest cost	76	8	78	8	22	24
Actuarial losses (gains)	75	17	60	10	(13)	4
Plan amendments	—	—	(14)	—	—	16
Benefits paid	(154)	(13)	(131)	(12)	(40)	(41)
Premiums paid by participants	—	—	—	—	10	9
Benefit obligations at end of year*	$1,391	$153	$1,349	$137	$417	$429
Fair value of plan assets at beginning of year**	$1,158		$1,071
Actual return on plan assets	92		123
Employer contributions	100		95
Benefits paid from plan assets	(154)		(131)

Fair value of plan assets at end of year**	$1,196		$1,158
Unfunded accumulated obligation	$(50)	$(138)	$(40)	$(122)
Provision for future salary increases	(145)	(15)	(151)	(15)
Benefit obligations in excess of plan assets at end of year	(195)	(153)	(191)	(137)	$(417)	$(429)
Unrecognized prior service cost (benefit)	14	(1)	17	(1)	(22)	(27)
Unrecognized net loss	424	69	374	57	68	84
Net amount recognized in balance sheet at end of year	$243	$(85)	$200	$(81)	$(371)	$(372)
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations (“APBO”) for postretirement benefit plans. The accumulated benefit obligations for funded and unfunded defined benefit plans amounted to $1,246 and $138 million, respectively, at December 31, 2005, and $1,198 and $122 million, respectively, at December 31, 2004.
**	There are no plan assets invested in Company stock.

The net amount recognized in the consolidated balance sheets at December 31, 2005 and 2004 is classified as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
(Millions of Dollars)	2005	2004	2005	2004
Prepaid retirement costs	$12	$11	$—	$—
Retirement benefit liabilities	(192)	(167)	(371)	(372)
Deferred charges and other assets*	16	19	—	—
Accumulated other comprehensive loss (before related tax benefit)**	322	256	—	—
	$158	$119	$(371)	$(372)
*	Represents an intangible asset for which an equivalent additional minimum liability is included in retirement benefit liabilities.
**	Represents a separate component of shareholders’ equity for which an equivalent additional minimum liability is included in retirement benefit liabilities.

The asset allocations attributable to the funded defined benefit plans at December 31, 2005 and 2004 and the target allocation of plan assets for 2006, by asset category, are as follows:

		December 31
(In Percentages)	2006 Target*	2005	2004
Asset category:
Equity securities	60%	65%	64%
Debt securities	35	32	32
Other	5	3	4
Total	100%	100%	100%
*	These target allocation percentages have been in effect since 1999.

The investment strategy of the Company’s funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. Risk to capital is minimized through the diversification of investments across and within various asset categories.

Management currently anticipates making $100 million of voluntary contributions to the Company’s funded defined benefit plans in 2006.

The expected benefit payments through 2015 for the defined benefit and postretirement benefit plans are as follows:

	Defined Benefit Plans
(Millions of Dollars)	Funded Plans	Unfunded Plans	Postretirement Benefit Plans*
Year ending December 31:
2006	$111	$12	$52
2007	$116	$16	$56
2008	$121	$20	$59
2009	$124	$19	$62
2010	$126	$12	$64
2011 through 2015	$679	$67	$348
*	Before premiums paid by participants.

The measurement date for the Company’s defined benefit and postretirement benefit plans is December 31. The following weighted-average assumptions were used at December 31, 2005 and 2004 to determine benefit obligations for the plans:

	Defined Benefit Plans		Postretirement Benefit Plans
(In Percentages)	2005	2004	2005	2004
Discount rate	5.60%	5.75%	5.50%	5.50%
Rate of compensation increase	4.00%	4.00%

The health care cost trend assumption used at December 31, 2005 to compute the APBO for the postretirement benefit plans was an increase of 11.0 percent (10.3 percent at December 31, 2004), which is assumed to decline gradually to 5.5 percent in 2012 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2005:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	$1	$(1)
Effect on APBO	$12	$(11)

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco’s contributions, which are principally based on a percentage of employees’ annual base compensation and are charged against income as incurred, amounted to $24, $21 and $20 million in 2005, 2004 and 2003, respectively.

Sunoco’s principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee’s base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company’s Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 2005, no such borrowings had been approved.

10. Short-Term Borrowings and Credit Facilities

The Company has a revolving credit facility (the “Facility”) totaling $900 million, which matures in August 2010. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2005, the Company’s tangible net worth was $2.3 billion and its targeted tangible net worth was $1.3 billion. The Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2005, this ratio was .17 to 1. At December 31, 2005, the Facility was being used to support $103 million of floating-rate notes due in 2034 (Note 11).

Sunoco Logistics Partners L.P. has a revolving credit facility, which was scheduled to mature in November 2009. In December 2005, the facility was amended to increase the amount available under the facility from $250 million to $300 million and to extend its term until November 2010. This facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. Amounts outstanding under the facility totaled $107 and $65 million at December 31, 2005 and 2004, respectively. The credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the credit facility) and an interest coverage ratio (as defined in the credit facility) of at least 3 to 1. At December 31, 2005, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.9 to 1 and the interest coverage ratio was 5.2 to 1.

Epsilon, the Company’s consolidated joint venture, has a $40 million revolving credit facility that matures in September 2006. The credit facility contains restrictive covenants which, among other things, limit the incurrence of additional debt and the sale of assets by Epsilon. At December 31, 2005, no amounts were outstanding under the credit facility. Any borrowings under this credit facility as well as Epsilon’s $120 million term loan that is also due in September 2006 (Note 11) are guaranteed by Sunoco, Inc. The term loan is collateralized by the joint venture’s polypropylene facility, which had a carrying value of $82 million at December 31, 2005.

11. Long-Term Debt

	December 31
(Millions of Dollars)	2005	2004
9 3/8% debentures, payable $16 in 2014 and $20 in 2015 and 2016	$56	$56
9% debentures due 2024	65	65
7 3/4% notes due 2009	146	146
7 1/4% notes due 2012	250	250
6 7/8% notes due 2006	54	54
6 3/4% notes due 2011	177	177
6 3/4% convertible subordinated debentures due 2012 (Note 14)	7	9
4 7/8% notes due 2014	250	250
Floating-rate notes (interest of 3.69% at December 31, 2005) due 2034 (Note 10)	103	103
Revolving credit loan, floating interest rate (4.74% at December 31, 2005) due 2010 (Note 10)	107	65
Floating-rate notes (interest of 4.74% at December 31, 2005) due 2006 (Note 10)	120	120
Revolving credit loans paid in 2005 (Note 10)	—	6
Other	79	85
	1,414	1,386
Less: unamortized discount	3	4
current portion	177	3
	$1,234	$1,379

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2006 through 2010 is as follows (in millions of dollars):

2006	$177	2009	$148
2007	$8	2010	$217
2008	$5

In 2004, the Company repurchased long-term debt with a par value of $352 million utilizing the net proceeds from the issuance under its shelf registration statement of the 4 7/8 percent notes due 2014 and $154 million of cash. Of the debt repurchased, $240 million was attributable to tender offer purchases of the 9 3/8 percent debentures and the 6 7/8 percent notes and $112 million was attributable to open market purchases of the 9 percent debentures, 7 3/4 percent notes and 6 3/4 percent notes. Sunoco recognized a $53 million loss ($34 million after tax) on the early extinguishment of this debt, which is reflected in other income (loss), net, in the 2004 consolidated statement of income (Note 3).

In 2004, the Company issued $103 million of floating-rate notes due in 2034 and used the proceeds to redeem its 7.60 percent environmental industrial revenue bonds that were due in 2024. These floating-rate notes, which are remarketed weekly, have been classified as long-term debt as the Company intends to continue the remarketing of the notes. In the event the notes are not remarketed, the Company can refinance them on a long-term basis utilizing its revolving credit facility (Note 10). In 2004, the Company also issued $100 million of commercial paper and used the proceeds to repay its maturing 7 1/8 percent notes. The commercial paper was repaid in 2005.

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $67, $98 and $111 million in 2005, 2004 and 2003, respectively.

The following table summarizes Sunoco’s long-term debt (including current portion) by issuer:

	December 31
(Millions of Dollars)	2005	2004
Sunoco, Inc.	$700	$702
Sunoco Logistics Partners L.P.	356	313
Epsilon Products Company, LLC	120	126
Other	235	241
	$1,411	$1,382

12. Commitments and Contingent Liabilities

Leases and Other Commitments

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2005, 2004 and 2003 amounted to $198, $197 and $144 million, respectively, which include contingent rentals totaling $12, $15 and $17 million, respectively. Approximately 6 percent of total rental expense was recovered through related sub-lease rental income during 2005.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases, including amounts pertaining to lease extension options which are assumed to be exercised, are as follows (in millions of dollars):

	Current Lease Term	Lease Extension Options	Total
Year ending December 31:
2006	$166	$1	$167
2007	153	3	156
2008	120	5	125
2009	94	7	101
2010	85	10	95
Thereafter	271	220	491
Future minimum lease payments	$889	$246	1,135
Less: Sub-lease rental income			(22)
Net minimum lease payments			$1,113

Approximately 36 percent of the aggregate amount of future minimum annual rentals applicable to noncancelable operating leases relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2005. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

Sunoco is contingently liable under various arrangements which guarantee debt of third parties aggregating to approximately $7 million at December 31, 2005. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

Over the years, Sunoco has sold thousands of retail gasoline outlets as well as refineries, terminals, coal mines, oil and gas properties and various other assets. In connection with these sales, the Company has indemnified the purchasers for potential environmental and other contingent liabilities related to the period prior to the transaction dates. In most cases, the effect of these arrangements was to afford protection for the purchasers with respect to obligations for which the Company was already primarily liable. While some of these indemnities have spending thresholds which must be exceeded before they become operative, or limits on Sunoco’s maximum exposure, they generally are not limited. The Company recognizes the fair value of the obligations undertaken for all guarantees entered into or modified after January 1, 2003. In addition, the Company accrues for any obligations under these agreements when a loss is probable and reasonably estimable. The Company cannot reasonably estimate the maximum potential amount of future payments under these agreements.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dollars):

Year ending December 31:
2006	$9
2007	9
2008	8
2009	8
2010	8
2011 through 2018	38
Total	80
Less: Amount representing interest	(23)
Total at present value	$57

Payments under these agreements, including variable components, totaled $20, $19 and $18 million for the years 2005, 2004 and 2003, respectively.

Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemical Corporation (“Aristech”), a wholly owned subsidiary of Mitsubishi Corporation (“Mitsubishi”), for $506 million in cash and the assumption of $163 million of debt. Contingent payments (the “earn out”) may also be made if realized margins for polypropylene and phenol exceed certain agreed-upon thresholds through 2006. As of December 31, 2005, no such payments have been made; however, a $14 million payment was earned in 2005 which will be paid in 2006. Any additional contingent payment earned in 2006 is limited to $90 million. All earn-out payments would be treated as adjustments to the purchase price. In addition, Mitsubishi is responsible for up to $100 million of any potential environmental liabilities of the business identified through 2026 arising out of or related to the period prior to the acquisition date.

Environmental Remediation Activities

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise deal with the protection of the environment, waste management and the characteristics and composition of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Sunoco’s businesses, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

Existing laws and regulations result in liabilities and loss contingencies for remediation at Sunoco’s facilities and at formerly owned or third-party sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2005	2004
Accrued liabilities	$37	$39
Other deferred credits and liabilities	100	109
	$137	$148

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2002	$52	$72	$8	$19	$5	$3	$159
Accruals	—	23	1	6	1	(1)	30
Payments	(9)	(22)	(2)	(10)	(1)	—	(44)
Other	—	1	—	—	—	—	1
At December 31, 2003	$43	$74	$7	$15	$5	$2	$146
Accruals	2	20	—	3	2	—	27
Payments	(10)	(21)	(1)	(3)	(3)	—	(38)
Acquisitions and divestments	11	—	(1)	—	—	—	10
Other	2	1	—	—	—	—	3
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$36	$78	$3	$15	$3	$2	$137

Sunoco’s accruals for environmental remediation activities reflect management’s estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2005, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $90 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2005, Sunoco had been named as a PRP at 39 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $4 million at December 31, 2005. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $22 million at December 31, 2005 and are included principally in deferred charges and other assets in the consolidated balance sheets.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline, owners and operators of retail gasoline sites, and manufacturers of MTBE, are defendants in approximately 60 cases in 16 states involving the manufacture and use of MTBE in gasoline and MTBE contamination in groundwater. Plaintiffs, which include private well owners, water providers and certain governmental authorities, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminated groundwater. Plaintiffs are asserting primarily product liability claims but additional claims are also being asserted including, nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, exemplary and punitive damages and attorneys’ fees. All of the public water provider cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the

Southern District of New York (MDL 1358). Motions to remand these cases to state courts have been denied. Motions to dismiss were denied. Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In addition, several of the private well owner cases are moving forward. Sunoco is a focus defendant in two of those cases. Up to this point, for the group of MTBE cases currently pending, there has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Many other legal and administrative proceedings are pending or possible against Sunoco from its current and past operations, including proceedings related to commercial and tax disputes, product liability, antitrust, employment claims, leaks from pipelines and underground storage tanks, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances (such as benzene or asbestos) and general environmental claims. The ultimate outcome of pending proceedings and other matters identified above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2005.

13. Minority Interests

Cokemaking Operations

Since 1995, Sunoco has received, in four separate transactions, a total of $724 million in exchange for interests in its Jewell and Indiana Harbor cokemaking operations. Sunoco did not recognize any gain at the dates of these transactions because the third-party investors were entitled to a preferential return on their investments. The preferential returns are currently equal to 98 percent of the cash flows and tax benefits from the respective cokemaking operations during the preferential return periods, which continue until the investors recover their investments and achieve a cumulative annual after-tax return that averages approximately 10 percent. Income is recognized as coke production and sales generate cash flows and tax benefits which are allocated to Sunoco and the third-party investors, while expense is recognized to reflect the investors’ preferential returns.

The preferential return period for the Jewell operation is projected to end during 2011, while the preferential return period for the Indiana Harbor operation is projected to end during 2007. Due to the difficulty of forecasting operations and tax benefits into the future, the accuracy of these estimates is subject to considerable uncertainty. The estimated lengths of these preferential return periods are based upon the Company’s current expectations of future cash flows and tax benefits, which are impacted by sales volumes and prices, raw material and operating costs, capital expenditure levels and the ability to recognize tax benefits under the current tax law (see below). Higher-than-expected cash flows and tax benefits will shorten the investors’ preferential return periods, while lower-than-expected cash flows and tax benefits will lengthen the periods.

Following the expiration of these preferential return periods, the investor in the Jewell operation will be entitled to a minority interest in the related cash flows and tax benefits amounting to 18 percent, while the investors in the Indiana Harbor operation will be entitled to a minority interest in the related cash flows and tax benefits initially amounting to 34 percent and thereafter declining to 10 percent by 2038.

Under preexisting tax law, the coke production at Jewell and Indiana Harbor would not be eligible to generate nonconventional fuel tax credits after 2007. The energy policy legislation enacted in August 2005 includes additional tax credits pertaining to a portion of the coke production at Jewell, all of the coke production at Haverhill, where operations commenced in March 2005, and all future domestic coke plants placed into service by January 1, 2010. The new credits cover a four-year period, effective January 1, 2006 or the date any new facility is placed into service, if later. However, prior to their expiration dates, all of the tax credits would be phased out, on a ratable basis, if the average annual price of domestic crude oil at the wellhead is within a certain inflation-adjusted price range. (This range was $51.35 to $64.47 per barrel for 2004, the latest year for which the range is available.) If this were to occur, the Company could be required under tax indemnity agreements to make cash payments to the third-party investors. Payments would be required only if the expected end of the applicable preferential return period was extended by two years or more and if the respective third-party investor was expected to achieve a cumulative after-tax return of less than approximately 6.5 percent. The Company currently does not believe that any payments would be required, even if the average annual wellhead crude oil price were to exceed the threshold at which the credits are completely phased out. The domestic wellhead price averaged $50.26 per barrel for the year ended December 31, 2005.

The Company also indemnifies the third-party investors for certain tax benefits available to them during the preferential return period in the event the Internal Revenue Service disallows the tax deductions and benefits allocated to the third parties or if there is a change in the tax laws that reduces the amount of nonconventional fuel tax credits. These tax indemnifications are in effect until the applicable tax returns are no longer subject to Internal Revenue Service review. In certain of these cases, if performance under the indemnification is required, the Company also has the option to purchase the third-party investors’ interests. Although the Company believes it is remote that it will be required to make any payments under these indemnifications, at December 31, 2005, the maximum potential payment under these tax indemnifications and the options to purchase the third-party investors’ interests, if exercised, would have been approximately $615 million. If this were to occur, the minority interest balance would be reduced by approximately $195 million.

The following table sets forth the minority interest balances and the changes in these balances attributable to the third-party investors’ interests in cokemaking operations:

(Millions of Dollars)	2005	2004	2003
Balance at beginning of year	$287	$328	$379
Nonconventional fuel credit and other tax benefits*	(57)	(52)	(58)
Preferential return*	42	47	55
Cash distributions to third-party investors	(38)	(36)	(48)
Balance at end of year	$234	$287	$328
*	The nonconventional fuel credit and other tax benefits and the preferential return, which comprise the noncash change in the minority interest in cokemaking operations, are included in other income (loss), net, in the consolidated statements of income (Note 3).

Logistics Operations

In the second quarter of 2004, Sunoco Logistics Partners L.P., a master limited partnership in which Sunoco had a 75.3 percent interest, issued 3.4 million limited partnership units at a price of $39.75 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled $129 million. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million. The proceeds from the offering also were principally used by the Partnership to finance its acquisitions during 2004 (Note 2). In the second quarter of 2005, the Partnership issued an additional 2.8 million limited partnership units at a price of $37.50 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled approximately $99 million. These proceeds were used to redeem an equal number of limited partnership units owned by Sunoco. In the third quarter of 2005, the Partnership issued an additional 1.6 million limited partnership units at a price of $39.00 per unit. Proceeds from the offering, which totaled approximately $61 million, net of underwriting discounts and offering expenses, were used by the Partnership principally to repay a portion of the borrowings under its revolving credit facility, which had been used to partially fund its $100 million acquisition of the crude oil pipeline system and related storage facilities located in Texas from ExxonMobil (Notes 2 and 10). Upon completion of these transactions, Sunoco’s interest in the Partnership, including its 2 percent general partnership interest, decreased to 47.9 percent. The accounts of the Partnership continue to be included in Sunoco’s consolidated financial statements.

As of December 31, 2005, Sunoco owned 12.06 million limited partnership units consisting of 3.52 million common units and 8.54 million subordinated units. Distributions on Sunoco’s subordinated units are payable only after the minimum quarterly distributions for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met. In February 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2005 and 2004 were paid, the first two three-year requirements were satisfied. As a result, a total of 5.70 million of Sunoco’s subordinated units have been converted to common units, 2.85 million each in February 2006 and February 2005. If the Partnership continues to make at least the minimum quarterly distributions through the fourth quarter of 2006, all of Sunoco’s remaining 5.69 million subordinated units would be converted to common units by February 2007.

The Partnership’s issuance of common units to the public has resulted in an increase in the value of Sunoco’s proportionate share of the Partnership’s equity as the issuance price per unit exceeded Sunoco’s carrying amount per unit at the time of issuance. The resultant gain to Sunoco on these transactions, which totaled approximately $125 million pretax at December 31, 2005, has been deferred as a component of minority interest in the Company’s consolidated balance sheet as the common units issued do not represent residual interests in the Partnership due to Sunoco’s ownership of the subordinated units. The deferred gain would be recognized in income when Sunoco’s remaining subordinated units convert to common units at which time the common units become the residual interests.

Sunoco is a party to various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. These agreements also establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco for certain environmental, toxic tort and other liabilities.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investors’ interests in Sunoco Logistics Partners L.P.:

(Millions of Dollars)	2005	2004	2003
Balance at beginning of year	$232	$104	$100
Net proceeds from public offerings	160	129	—
Minority interest share of income*	28	19	15
Increase attributable to Partnership management incentive plan	5	—	—
Cash distributions to third-party investors**	(28)	(20)	(11)
Balance at end of year	$397	$232	$104
*	Included in selling, general and administrative expenses in the consolidated statements of income.
**	During the 2002-2005 period, the Partnership increased its quarterly cash distribution per unit from $.45 to $.7125.

Epsilon Joint Venture Operations

Epsilon Products Company, LLC (“Epsilon”) is a joint venture that consists of polymer-grade propylene operations at Sunoco’s Marcus Hook, PA refinery and an adjacent polypropylene plant. The joint venture is a variable interest entity for which the Company is the primary beneficiary. As such, the accounts of Epsilon are included in Sunoco’s consolidated financial statements.

The following table sets forth the minority interest balance and the changes to this balance attributable to the other joint venture partner’s interest in Epsilon:

(Millions of Dollars)	2005	2004	2003
Balance at beginning of year	$11	$8	$8
Minority interest share of income*	5	3	—
Balance at end of year	$16	$11	$8
*	Included in selling, general and administrative expenses in the consolidated statements of income.

14. Shareholders’ Equity

Each share of Company common stock is entitled to one full vote. The $7 million of outstanding 6 3/4 percent subordinated debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $20.41 per share and are redeemable at the option of the Company. At December 31, 2005, there were 363,400 shares of common stock reserved for this potential conversion (Note 11).

On July 7, 2005, the Company’s Board of Directors (“Board”) approved a two-for-one split of Sunoco’s common stock to be effected in the form of a stock dividend. The shares were distributed on August 1, 2005 to shareholders of record as of July 18, 2005. In connection with the common stock split, the number of authorized shares of common stock was increased from 200 million to 400 million, and the shares of common stock reserved for issuance pertaining to Sunoco’s 6 3/4 percent convertible debentures and various employee benefit plans were proportionally increased in accordance with the terms of those respective agreements and plans.

The Company increased the quarterly dividend paid on common stock from $.125 per share ($.50 per year) to $.1375 per share ($.55 per year) beginning with the fourth quarter of 2003 and then to $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005 and to $.25 per share ($1.00 per year) beginning with the second quarter of 2006.

The Company repurchased in 2005, 2004 and 2003, 6.7, 15.9 and 5.8 million shares, respectively, of its common stock for $435, $568 and $136 million, respectively. In March 2005, the Company announced that its Board had approved an additional $500 million share repurchase authorization. At December 31, 2005, the Company had a remaining authorization from its Board to purchase up to $306 million of Company common stock in the open market from time to time depending on prevailing market conditions and available cash.

The Company’s Articles of Incorporation authorize the issuance of up to 15 million shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2005, no such shares had been issued.

The following table sets forth the components (net of related income taxes) of the accumulated other comprehensive loss balances in shareholders’ equity:

	December 31
(Millions of Dollars)	2005	2004
Minimum pension liability adjustment	$(191)	$(166)
Hedging activities	(1)	2
	$(192)	$(164)

15. Management Incentive Plans

Sunoco’s principal management incentive plans are the Executive Incentive Plan (“EIP”) and the Long-Term Performance Enhancement Plan II (“LTPEP II”). The EIP provides for the payment of annual cash incentive awards while the LTPEP II provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. The options granted under LTPEP II have a 10-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. LTPEP II authorizes the use of eight million shares of common stock for awards. No awards may be granted under LTPEP II after December 31, 2008, unless the Board extends this date to a date no later than December 31, 2013.

The following table summarizes information with respect to common stock option awards under Sunoco’s management incentive plans as well as the Employee Option Plan:

	Management Incentive Plans		Employee Option Plan*
	Shares Under Option	Weighted- Average Option Price Per Share	Shares Under Option	Option Price Per Share
Outstanding, December 31, 2002	9,062,620	$15.64	318,408	$14.00
Granted	1,009,600	$24.40	—
Exercised	(3,606,620)	$15.16	(187,390)	$14.00
Canceled	(65,520)	$18.97	(83,238)	$14.00
Outstanding, December 31, 2003	6,400,080	$17.27	47,780	$14.00
Granted	821,200	$41.28	—
Exercised	(4,454,192)	$16.01	(47,780)	$14.00
Canceled	—		—
Outstanding, December 31, 2004	2,767,088	$26.42	—
Granted	373,700	$77.54	—
Exercised	(1,612,482)	$20.39	—
Canceled	—		—
Outstanding, December 31, 2005	1,528,306	$45.27	—
Exercisable, December 31
2003	3,928,760	$16.23	47,780	$14.00
2004	936,288	$15.56	—
2005	333,406	$18.94	—
Available for Grant, December 31, 2005	4,011,845		—
*	Options were granted to employees (other than executives) during 1993 and 1994.

The following table provides additional information concerning all options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Under Option	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price
$12.63—$19.94	207,406	5	$15.56	207,406	$15.56
$24.51	126,000	8	$24.51	126,000	$24.51
$41.28	821,200	9	$41.28	—
$77.54	373,700	10	$77.54	—
$12.63—$77.54	1,528,306	9	$45.27	333,406	$18.94

Common stock unit awards mature upon completion of a restriction period or upon attainment of predetermined performance targets. At January 1, 2003, all outstanding common stock units were payable in Company common stock. In December 2003, the Company changed the method of payment for certain outstanding common stock unit awards to cash. As a result, the Company recorded a $12 million charge to the capital in excess of par value component of shareholders’ equity at December 31, 2003. At December 31, 2005, 787,990 of the outstanding common stock unit awards were payable in cash and 146,830 were payable in Company common stock. The following table summarizes information with respect to all common stock unit awards under Sunoco’s management incentive plans:

	2005	2004	2003
Outstanding at beginning of year	1,000,750	990,868	924,424
Granted*	102,670	244,920	289,130
Performance factor adjustment**	164,600	105,185	67,863
Matured***	(333,200)	(340,223)	(287,349)
Canceled	—	—	(3,200)
Outstanding at end of year	934,820	1,000,750	990,868
*	The weighted-average price for common stock unit awards on the date of grant was $77.54, $41.09 and $24.20 for awards granted in 2005, 2004 and 2003, respectively.
**	Consists of adjustments to matured performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.
***	Includes 276,000 and 255,255 common stock unit awards in 2005 and 2004, respectively, that were paid in cash.

Sunoco follows the fair value method of accounting for employee stock compensation plans prescribed by SFAS No. 123. Stock-based compensation expense for 2005, 2004 and 2003 determined utilizing this method amounted to $65, $31 and $13 million, respectively, which consisted of $8, $6 and $6 million, respectively, related to stock option awards and $57, $25 and $7 million, respectively, related to common stock unit awards. In addition, equity-based compensation expense attributable to Sunoco Logistics Partners L.P. for 2005, 2004 and 2003 amounted to $3, $4 and $3 million, respectively.

Under SFAS No. 123R, which Sunoco intends to adopt effective January 1, 2006 (Note 1), a non-substantive vesting period approach will be required for new share-based payment transactions that vest when an employee becomes retirement eligible as is the case under Sunoco’s share-based awards (i.e., the vesting period cannot exceed the date an employee becomes retirement eligible). The effect will be to accelerate expense recognition compared to the vesting period approach that Sunoco currently uses that reflects the stated vesting period. For the year ending December 31, 2006, the Company currently estimates that its after-tax compensation expense under this provision of SFAS No. 123R will be approximately $5-$10 million higher than it would have been under SFAS No. 123.

The stock-based compensation expense for stock options reflects the estimated fair values of $22.76, $10.96 and $6.54 per option granted during 2005, 2004 and 2003, respectively. These values are calculated using the Black- Scholes option pricing model based on the following weighted-average assumptions:

	2005	2004	2003
Expected life (years)	5	5	6
Risk-free interest rate	4.5%	3.8%	3.7%
Dividend yield	1.0%	1.5%	2.2%
Expected volatility	27.7%	27.4%	28.8%

16. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco’s current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair values of these financial instruments approximate their carrying amounts. At December 31, 2005 and 2004, the estimated fair value of Sunoco’s long-term debt was $1,317 and $1,495 million, respectively, compared to carrying amounts of $1,234 and $1,379 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

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

Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company’s electricity and natural gas purchases or sales. In addition, Sunoco uses derivative contracts from time to time to reduce foreign exchange risk relating to certain export sales denominated in foreign currencies.

At December 31, 2005, the Company had recorded liabilities totaling $14 million for hedging losses and assets totaling $11 million for hedging gains, which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during the 2003-2005 period was not material. Open contracts as of December 31, 2005 vary in duration but do not extend beyond 2006.

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

The Chemicals segment manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia and Eagle Point refineries. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon joint venture facility. This segment also distributes and markets these products. In September 2004, Sunoco sold its one-third interest in the Mont Belvieu, TX Belvieu Environmental Fuels MTBE production facility to Enterprise Products Operating L.P. In January 2004, a facility in Pasadena, TX, which produces plasticizers, was sold to BASF, while a facility in Neville Island, PA, which produces plasticizers, now does so exclusively for BASF under a three-year tolling agreement (Note 2).

The Logistics segment operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics segment has ownership interests in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P. (Note 13).

The Coke segment makes high-quality, blast-furnace coke at facilities located in East Chicago, IN (Indiana Harbor), Vansant, VA (Jewell) and, commencing in March 2005, Franklin Furnace, OH (Haverhill), and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with subsidiaries of a major steel company. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity and the Haverhill plant produces steam that is sold to the Chemicals business. An additional cokemaking facility is currently under construction in Vitória, Brazil, which is expected to be operational in the fourth quarter of 2006. Sunoco currently has a one percent ownership interest in the Vitória facility and expects to purchase an additional 19 percent equity interest. Sunoco will be the operator of the Vitória facility.

Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses that can be identified with a segment have been included as deductions in determining pretax and after-tax segment income. The remainder are included in Corporate and Other. Also included in Corporate and Other are net financing expenses and other, which consist principally of interest expense, the preferential return of third-party investors in the Company’s cokemaking operations (Note 13) and debt and other financing expenses less interest income and interest capitalized, and significant unusual and infrequently occurring items not allocated to a segment for purposes of reporting to the chief operating decision maker. Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics		Coke	Corporate and Other		Consolidated
2005
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$16,620	$11,783	$2,440	$2,497		$414	$—		$33,754
Intersegment	$9,420	$—	$—	$1,983		$6	$—		$—
Pretax segment income (loss)	$1,582	$50	$152	$37		$69	$(310)		$1,580
Income tax (expense) benefit	(635)	(20)	(58)	(15)		(21)	143		(606)
After-tax segment income (loss)	$947	$30	$94	$22		$48	$(167	)*	$974
Equity income	$10	$—	$—	$16		$—	$—		$26
Depreciation, depletion and amortization	$201	$105	$71	$36		$16	$—		$429
Capital expenditures	$687	$117	$55	$79	**	$32	$—		$970
Investments in affiliated companies	$37	$—	$—	$86		$1	$—		$124
Identifiable assets	$3,866	$1,390	$1,583	$1,586		$417	$1,152	***	$9,931	†
*	Consists of $84 million of after-tax corporate expenses, $45 million of after-tax net financing expenses and other, an $18 million net after-tax gain related to income tax matters and a $56 million after-tax loss associated with the Chemicals segment’s phenol supply contract dispute (Notes 2, 3 and 4).
**	Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in Mesa Pipeline (Note 2).
***	Consists of Sunoco’s $215 million consolidated deferred income tax asset, $12 million of prepaid retirement costs and $925 million attributable to corporate activities.
†	After elimination of intersegment receivables.

(Millions of Dollars)	Refining and Supply		Retail Marketing		Chemicals		Logistics		Coke	Corporate and Other		Consolidated
2004
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$11,732		$9,567		$2,197		$1,700		$272	$—		$25,468
Intersegment	$7,125		$—		$—		$1,750		$—	$—		$—
Pretax segment income (loss)	$908		$111		$153		$44		$58	$(279)		$995
Income tax (expense) benefit	(367)		(43)		(59)		(13)		(18)	110		(390)
After-tax segment income (loss)	$541		$68		$94		$31		$40	$(169	)*	$605
Equity income	$5		$—		$2		$19		$—	$—		$26
Depreciation, depletion and amortization	$188		$106		$70		$32		$13	$—		$409
Capital expenditures	$463	**	$103	***	$56	**	$75	**	$135	$—		$832
Investments in affiliated companies	$11		$—		$—		$84		$—	$—		$95
Identifiable assets	$3,125		$1,336		$1,582		$1,254		$374	$485	†	$8,079	††
*	Consists of $67 million of after-tax corporate expenses, $78 million of after-tax net financing expenses and other, an $18 million after-tax gain related to income tax matters, an $8 million after-tax loss on the divestment of the Chemicals segment’s one-third interest in BEF and a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring (Notes 2, 3, 4 and 11).
**	Excludes $250 million acquisition from El Paso Corporation of the Eagle Point refinery and related chemical and logistics assets, which includes inventory. The $250 million purchase price is comprised of $190, $40 and $20 million attributable to Refining and Supply, Chemicals and Logistics, respectively (Note 2).
***	Excludes $181 million acquisition from ConocoPhillips of 340 Mobil® retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., which includes inventory (Note 2).
†	Consists of Sunoco’s $110 million consolidated deferred income tax asset, $11 million of prepaid retirement costs and $364 million attributable to corporate activities.
††	After elimination of intersegment receivables.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing		Chemicals	Logistics	Coke	Corporate and Other		Consolidated
2003
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$7,174	$7,539		$1,730	$1,275	$251	$—		$17,969
Intersegment	$4,852	$—		$—	$1,383	$—	$—		$—
Pretax segment income (loss)	$416	$145		$84	$34	$66	$(250)		$495
Income tax (expense) benefit	(155)	(54)		(31)	(8)	(23)	88		(183)
After-tax segment income (loss)	$261	$91		$53	$26	$43	$(162	)*	$312
Equity income (loss)	$2	$—		$(6)	$20	$—	$(23	)**	$(7)
Depreciation, depletion and amortization	$165	$99		$65	$27	$13	$—		$369
Capital expenditures	$245	$107	***	$31 †	$39	$5	$—		$427
Investments in affiliated companies	$12	$—		$25	$85	$—	$—		$122
Identifiable assets	$2,344	$1,274		$1,586	$1,121	$268	$485	††	$7,053 †††
*	Consists of $40 million of after-tax corporate expenses, $99 million of after-tax net financing expenses and other, a $9 million after-tax gain associated with the Retail Marketing Midwest Marketing Divestment Program and a $32 million after-tax provision for asset write-downs and other matters (Notes 2 and 3).
**	Represents Sunoco’s share of a provision recorded by the Chemicals segment’s one-third-owned BEF joint venture to write down its MTBE production facility to its estimated fair value (Notes 2 and 3).
***	Excludes $162 million purchase from a subsidiary of Marathon Ashland Petroleum LLC of 193 Speedway® retail gasoline sites located primarily in Florida and South Carolina, which includes inventory (Note 2).
†	Excludes $198 million associated with the formation of a propylene partnership with Equistar Chemicals, L.P. and a related supply contract and the acquisition of Equistar’s Bayport polypropylene facility, which includes inventory (Note 2).
††	Consists of Sunoco’s $91 million consolidated deferred income tax asset, $11 million of prepaid retirement costs and $383 million attributable to corporate activities.
†††	After elimination of intersegment receivables.

The following table sets forth Sunoco’s sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	2005	2004	2003
Gasoline:
Wholesale	$5,339	$3,934	$2,167
Retail	7,929	6,169	4,529
Middle distillates	8,866	5,764	3,518
Residual fuel	1,509	948	797
Petrochemicals	3,014	2,719	1,987
Lubricants	417	324	295
Other refined products	517	656	505
Convenience store merchandise	535	585	540
Other products and services	204	178	163
Resales of purchased crude oil	2,422	1,637	1,218
Coke and coal	414	272	251
Consumer excise taxes	2,588	2,282	1,999
	$33,754	$25,468	$17,969

18. Subsequent Events (Unaudited)

In March 2006, Sunoco Logistics Partners L.P. purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. (“Black Hills”) for approximately $41 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory.

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2005		2004		2003
Refinery crude unit capacity at December 31	900.0	**	890.0	***	730.0
Input to crude units	881.0		855.7	†	708.1
Refinery crude unit capacity utilized	98%		97%		97%
*	Thousands of barrels daily, except percentages.
**	Reflects an increase in January 2005 due to a 10 thousand barrels-per-day adjustment in MidContinent Refining.
***	Reflects increases in January 2004 for the acquisition of the 150 thousand barrels-per-day Eagle Point refinery effective January 13, 2004 and a 10 thousand barrels-per-day adjustment in MidContinent Refining.
†	Data pertaining to the Eagle Point refinery are based on the amounts attributable to the 354-day ownership period (January 13, 2004 – December 31, 2004) divided by 366, the number of days in the year.

Products Manufactured*	2005	2004	2003
Gasoline	443.4	442.0	375.6
Middle distillates	319.5	300.3	236.7
Residual fuel	76.2	73.0	59.8
Petrochemicals	36.8	38.1	27.9
Lubricants	13.2	13.6	13.6
Other	86.6	82.0	77.6
Total production	975.7	949.0	791.2
Less: Production used as fuel in refinery operations	48.6	46.2	37.1
Total production available for sale	927.1	902.8	754.1
*	Thousands of barrels daily.

Inventories*	2005	2004	2003
Crude oil	21.6	21.7	16.8
Refined products**	18.9	19.4	17.0

*	Millions of barrels at December 31.
**	Includes petrochemical inventories produced at Sunoco’s Marcus Hook, Philadelphia, Eagle Point and Toledo refineries, excluding cumene, which is included in the Chemicals segment.

Retail Sales*	2005	2004	2003
Gasoline	298.3	296.3	276.5
Middle distillates	45.3	42.7	40.3
	343.6	339.0	316.8
*	Thousands of barrels daily.

Retail Gasoline Outlets	2005	2004	2003
Direct outlets:
Company owned or leased	1,288	1,396	1,442
Dealer owned	544	546	594
Total direct outlets	1,832	1,942	2,036
Distributor outlets	2,931	2,862	2,492
	4,763	4,804	4,528

Other Data	2005	2004	2003
Throughput per Company-owned or leased outlet*	136.3	132.6	124.4
*	Thousands of gallons of gasoline and diesel monthly.

Chemicals Segment Data

Chemical Sales*	2005	2004	2003
Phenol and related products	2,579	2,615	2,629
Polypropylene	2,218	2,239	2,248
Plasticizers**	—	28	591
Other	91	187	173
	4,888	5,069	5,641
*	Millions of pounds.
**	The plasticizer business was divested in January 2004.

Other Data	2005	2004	2003
Chemical inventories*	480	437	480
*	Millions of pounds at December 31.

Logistics Segment Data

Pipeline Shipments*	2005	2004	2003
Crude oil	16.3	13.9	13.0
Refined products	17.1	17.2	16.4
*	Billions of barrel miles. Excludes joint-venture operations.

Terminal Throughputs*	2005	2004	2003
Refined product terminals	390	341	283
Nederland, TX marine terminal	458	488	442
Other terminals	702	685	479
	1,550	1,514	1,204
*	Thousands of barrels daily.

Other Data	2005	2004	2003
Crude oil inventory*	2.0	2.0	2.0
*	Millions of barrels at December 31.

Coke Segment Data*

	2005		2004	2003
Coke production	2,405	**	1,965	2,024
Coke sales	2,375	**	1,953	2,024
*	Thousands of tons.
**	Includes amounts attributable to the Haverhill facility, which commenced operations in March 2005.

Selected Financial Data

(Millions of Dollars or Shares, Except Per-Share Amounts)	2005	2004	2003	2002	2001
Statement of Income Data:
Sales and other operating revenue (including consumer excise taxes)	$33,754	$25,468	$17,969	$14,299	$14,063
Net income (loss)*	$974	$605	$312	$(47)	$398
Per-Share Data**:
Net income (loss):
Basic	$7.13	$4.08	$2.03	$(.31)	$2.46
Diluted	$7.08	$4.04	$2.01	$(.31)	$2.43
Cash dividends on common stock***	$.75	$.575	$.5125	$.50	$.50
Balance Sheet Data:
Cash and cash equivalents	$919	$405	$431	$390	$42
Total assets	$9,931	$8,079	$7,053	$6,441	$6,019
Short-term borrowings and current portion of long-term debt	$177	$103	$103	$2	$302
Long-term debt	$1,234	$1,379	$1,498	$1,453	$1,142
Shareholders’ equity	$2,051	$1,607	$1,556	$1,394	$1,642
Outstanding shares of common stock**	133.1	138.7	150.8	152.9	151.1
Shareholders’ equity per outstanding share**	$15.41	$11.59	$10.32	$9.12	$10.87
*	Includes after-tax gains related to income tax matters totaling $18, $18 and $21 million in 2005, 2004 and 2001, respectively, an after-tax gain associated with a retail marketing divestment program in the Midwest totaling $9 million in 2003, an after-tax loss associated with a phenol supply contract dispute totaling $56 million in 2005, after-tax provisions for asset write-downs and other matters totaling $8, $32, $22 and $1 million in 2004, 2003, 2002 and 2001, respectively, and an after-tax loss from early extinguishment of debt totaling $34 million in 2004. (See Notes 2, 3, 4 and 11 to the consolidated financial statements.)
**	Share and per-share data presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005. (See Note 14 to the consolidated financial statements.)
***	The Company increased the quarterly dividend paid on common stock from $.125 per share ($.50 per year) to $.1375 per share ($.55 per year) beginning with the fourth quarter of 2003 and then to $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005 and to $.25 per share ($1.00 per year) beginning with the second quarter of 2006.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars, Except Per-Share Amounts and Common Stock Prices)

	2005						2004
	First Quarter	Second Quarter	Third Quarter		Fourth Quarter		First Quarter	Second Quarter	Third Quarter		Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)	$7,191	$7,970	$9,345		$9,248		$5,232	$6,265	$6,575		$7,396
Gross profit*	$423	$632	$846		$750		$362	$631	$431		$562
Net income	$116	$242	$329	**	$287	***	$89	$234	$104	†	$178
Net income per share of common stock††:
Basic	$.84	$1.77	$2.41		$2.13		$.59	$1.55	$.70		$1.25
Diluted	$.83	$1.75	$2.39		$2.12		$.58	$1.53	$.69		$1.24
Cash dividends per share of common stock††	$.15	$.20	$.20		$.20		$.1375	$.1375	$.15		$.15
Common stock price††—high	$53.88	$58.60	$81.49		$85.29		$32.24	$32.85	$37.19		$42.26
—low	$38.10	$46.08	$57.07		$65.00		$25.26	$29.13	$29.38		$35.26
—end of period	$51.76	$56.84	$78.20		$78.38		$31.19	$31.81	$36.99		$40.86
*	Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
**	Includes an $18 million net after-tax gain related to income tax matters and a $46 million after-tax loss associated with a phenol supply contract dispute.
***	Includes a $10 million after-tax loss associated with a phenol supply contract dispute.
†	Includes an $18 million after-tax gain related to income tax matters, an $8 million after-tax loss on divestment of the Company’s one-third interest in the BEF MTBE production facility and a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring.
††	Common stock price and per-share data presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005. The Company’s common stock is principally traded on the New York Stock Exchange, Inc. under the symbol “SUN.” The Company had approximately 22,400 holders of record of common stock as of January 31, 2006.