Form 10-K, Exhibit 13
period 2006-12-31
SUNOCO INC
filed 2007-02-26
CIK 95304

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

Throughout most of 2004, 2005 and 2006, refined product margins in Sunoco’s principal refining centers in the Northeast and Midwest were very strong. Such margins benefited from stringent fuel specifications beginning in 2004 related to sulfur reductions in gasoline and diesel products, supply disruptions in the Gulf Coast in 2005 attributable to Hurricanes Katrina and Rita, strong premiums for ethanol-blended gasoline in 2006, strong refined product demand as a result of improving U.S. and global economies which led to reductions in spare industry refining capacity and generally tight industry refined product inventory levels on a days-supply basis. Chemical margins improved during the 2004-2005 period as chemical prices increased and product demand strengthened as a result of improving U.S. and global economies, but weakened considerably during late 2005 and most of 2006 in response to significantly higher feedstock costs and softening demand.

Despite considerable weakening in refined product margins in the fourth quarter of 2006 and the early part of 2007, the Company believes the outlook for refined product margins is favorable for 2007, primarily due to strong global product demand and continued tight refining supply. However, the Company expects these margins to be lower than the margins in the 2005-2006 period. In addition, despite increases in worldwide capacity, the Company believes chemical margins and volumes in 2007 will improve, assuming economic strength in the U.S. and the rest of the world continues to favorably impact global demand. However, the absolute level of refined product and chemical margins is difficult to predict as they are influenced by these and other extremely volatile factors in the global marketplace, including the effects of weather conditions on product supply and demand.

The Company’s future operating results and capital spending plans will also be impacted by environmental matters (see “Environmental Matters” below).

Strategic Actions

Sunoco is committed to improving its performance and enhancing its shareholder value while, at the same time, maintaining its financial strength and flexibility by continuing to:

•	Deliver excellence in health and safety and environmental compliance;

•	Increase reliability and realize additional operational improvements of Company assets in each of its businesses;

•	Prudently manage expenses;

•	Efficiently manage capital spending with an increasing emphasis on income improvement projects;

•	Diversify, upgrade and grow the Company’s asset base through strategic acquisitions and investments;

•	Divest assets that do not meet the Company’s return-on-investment criteria;

•	Optimize the Company’s capital structure; and

•	Return cash to the Company’s shareholders through the payment of cash dividends and the repurchase of Company common stock.

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

•

During the 2004-2006 period, Sunoco Logistics Partners L.P. (the “Partnership”) issued 10.5 million limited partnership units in a series of public offerings, generating $399 million of net proceeds. Coincident with these offerings, the Partnership redeemed 5.0 million limited partnership units owned by Sunoco for $182 million. As a result of these transactions, Sunoco’s ownership interest in this master limited partnership was reduced from 75 percent to 43 percent.

•

In August 2005, the Partnership completed the $100 million purchase from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and, in the fourth quarter of 2005, completed the construction of a $16 million, 20-mile crude oil pipeline connecting these assets to the West Texas Gulf Pipeline, which is 43.8 percent owned by the Partnership.

•

In March 2006, the Partnership completed the purchase of two other crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million.

•	In December 2006, Sunoco completed the $155 million purchase of the minority interest in the Jewell cokemaking operation.

•

In 2006, construction commenced on a $500 million project to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, which is designed to result in an upgrade of approximately 25 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production. Additionally in 2006, construction commenced on a $50 million project at the Toledo refinery, which is designed to increase the facility’s refining capacity by

20 thousand barrels per day. Both of these projects are expected to be completed in the first half of 2007.

•

During 2006, the Company continued its Retail Portfolio Management program which selectively reduced its invested capital in Company-owned or leased sites, while retaining most of the gasoline sales volumes attributable to the divested sites. During the 2004-2006 period, the Company generated $189 million of divestment proceeds related to the sale of 338 sites.

•

In the first quarter of 2007, limited operations are expected to commence at a 1.7 million tons-per-year cokemaking facility and associated cogeneration power plant in Vitória, Brazil, with full production expected in mid-2007. Sun Coke will be the operator of the cokemaking facility. Sun Coke currently has a one percent interest in this venture and expects to invest an additional $35 million in the venture during 2007.

•

During February 2007, Sunoco entered into an agreement with two customers under which the Company will build, own and operate a $230 million cokemaking facility at its Haverhill site. This facility, which represents the second 550,000 tons-per-year plant at this site, is expected to be operational in the second half of 2008.

•	On August 1, 2005, a two-for-one split of Sunoco’s common stock was effected in the form of a common stock dividend. (Share and per-share data for all periods reflect the effect of the stock split.)

•

Effective with the second quarter of 2007, Sunoco increased the quarterly dividend on its common stock to $.275 per share ($1.10 per year), following increases from $.20 per share to $.25 per share in the second quarter of 2006, from $.15 per share to $.20 per share in the second quarter of 2005 and from $.1375 per share to $.15 per share in the third quarter of 2004.

•

During 2006, 2005 and 2004, the Company repurchased 12.2, 6.7 and 15.9 million shares, respectively, of its outstanding common stock for $871, $435 and $568 million, respectively. In September 2006 and July 2006, the Company announced that its Board of Directors approved additional share repurchase authorizations totaling $1 billion and $500 million, respectively. At December 31, 2006, the Company had a remaining authorization from its Board to repurchase up to $943 million of Company common stock. Sunoco expects to continue to repurchase Company common stock from time to time depending on prevailing market conditions and available cash.

For additional information regarding the above actions, see Notes 2, 3, 12, 15 and 16 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	2006	2005	2004
Refining and Supply	$881	$947	$541
Retail Marketing	76	30	68
Chemicals	43	94	94
Logistics	36	22	31
Coke	50	48	40
Corporate and Other:
Corporate expenses	(58)	(84)	(67)
Net financing expenses and other	(49)	(45)	(78)
Income tax matters	—	18	18
Phenol supply contract dispute	—	(56)	—
Asset write-downs and other matters	—	—	(8)
Debt restructuring	—	—	(34)
Consolidated net income	$979	$974	$605

Analysis of Earnings Profile of Sunoco Businesses

In 2006, Sunoco earned $979 million, or $7.59 per share of common stock on a diluted basis, compared to $974 million, or $7.08 per share, in 2005 and $605 million, or $4.04 per share, in 2004.

The $5 million increase in net income in 2006 was primarily due to higher margins in Sunoco’s Refining and Supply ($73 million) and Retail Marketing ($50 million) businesses, a benefit attributable to LIFO inventory profits in Sunoco’s Refining and Supply business ($16 million) and the absence of a loss associated with a phenol supply contract dispute ($56 million). Partially offsetting these positive factors were higher expenses ($75 million), including fuel charges and refinery operating expenses; lower margins from Sunoco’s Chemicals business ($67 million); and lower production of refined products ($48 million).

In 2005, the $369 million increase in net income was primarily due to higher margins in Sunoco’s Refining and Supply business ($467 million). Also contributing to the improvement in earnings were higher margins from Sunoco’s Chemicals business ($34 million); higher production of refined products ($41 million); the absence of a loss on early extinguishment of debt in connection with a debt restructuring in 2004 ($34 million); and lower net financing expenses ($33 million). Partially offsetting these positive factors were higher expenses ($124 million), primarily fuel and employee-related charges; a loss associated with a phenol supply contract dispute ($56 million); lower margins in Sunoco’s Retail Marketing business ($52 million); and lower chemical sales volumes ($13 million).

Refining and Supply

The Refining and Supply business manufactures petroleum products and commodity petrochemicals at its Marcus Hook, Philadelphia, Eagle Point and Toledo refineries and petroleum and lubricant products at its Tulsa refinery and sells these products to other Sunoco businesses and to wholesale and industrial customers. Refining operations are comprised of

Northeast Refining (the Marcus Hook, Philadelphia and Eagle Point refineries) and MidContinent Refining (the Toledo and Tulsa refineries).

	2006	2005	2004
Income (millions of dollars)	$881	$947	$541
Wholesale margin* (per barrel):
Total Refining and Supply	$9.09	$8.65	$6.30
Northeast Refining	$7.92	$8.35	$6.36
MidContinent Refining	$12.46	$9.54	$6.12
Throughputs (thousands of barrels daily):
Crude oil	840.6	881.0	855.7
Other feedstocks	72.8	59.4	58.8
Total throughputs	913.4	940.4	914.5
Products manufactured (thousands of barrels daily):
Gasoline	436.2	443.4	442.0
Middle distillates	305.5	319.5	300.3
Residual fuel	74.0	76.2	73.0
Petrochemicals	35.6	36.8	38.1
Lubricants	13.2	13.2	13.6
Other	82.2	86.6	82.0
Total production	946.7	975.7	949.0
Less: Production used as fuel in refinery operations	43.9	48.6	46.2
Total production available for sale	902.8	927.1	902.8
Crude unit capacity (thousands of barrels daily) at December 31**	900.0	900.0	890.0
Crude unit capacity utilized	93%	98%	97%
Conversion capacity*** (thousands of barrels daily) at December 31	392.0	372.0	361.7
Conversion capacity utilized	95%	101%	98%
*	Wholesale sales revenue less related cost of crude oil, other feedstocks, product purchases and terminalling and transportation divided by production available for sale.
**	Reflects an increase in January 2005 due to a 10 thousand barrels-per-day adjustment in MidContinent Refining.
***	Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products. Reflects an increase in June 2006 attributable to a 20 thousand barrels-per-day expansion project in MidContinent Refining and increases in January 2005 due to a 5 thousand barrels-per-day adjustment in Northeast Refining and a 5.3 thousand barrels-per-day adjustment in MidContinent Refining.

The Refining and Supply segment results decreased $66 million in 2006 largely due to lower production volumes ($48 million) and higher expenses ($103 million), partially offset by higher realized margins ($73 million), reflecting strong diesel fuel and petrochemical margins in MidContinent Refining, and a benefit attributable to LIFO inventory profits ($16 million). Strong premiums for ethanol-blended gasoline and low-sulfur diesel fuel supported the wholesale marketplace during 2006. In addition, margins benefited in 2005 as a result of the supply disruptions on the Gulf Coast caused by Hurricanes Katrina and Rita. The lower volumes were in part due to scheduled and unscheduled maintenance activities, while the higher expenses were mainly the result of higher purchased fuel costs, expenses associated with maintenance activities and operating costs to produce low-sulfur fuels.

The Refining and Supply segment results increased $406 million in 2005 largely due to higher realized margins ($467 million) and higher production volumes ($41 million). The higher realized margins reflect strong demand, the effect of the supply disruptions on the Gulf Coast and the use of discounted high-acid crude oils in Northeast Refining. Partially offsetting these factors were higher expenses ($110 million), primarily fuel and employee-related charges.

Effective January 13, 2004, Sunoco completed the purchase of the 150 thousand barrels-per-day Eagle Point refinery and related assets from El Paso Corporation for $250 million, including inventory. In connection with this transaction, Sunoco also assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ, near the Company’s existing Northeast Refining operations. The acquisition of the Eagle Point refinery complements and enhances the Company’s refining operations in the Northeast and enables the capture of significant synergies in Northeast Refining. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco subsequently sold in March 2004 to Sunoco Logistics Partners L.P., the consolidated master limited partnership that is 43 percent owned by Sunoco. (See Note 2 to the consolidated financial statements.)

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 25 states, primarily on the East Coast and in the Midwest region of the United States.

	2006	2005	2004
Income (millions of dollars)	$76	$30	$68
Retail margin* (per barrel):
Gasoline	$4.16	$3.39	$4.13
Middle distillates	$4.69	$4.49	$4.40
Sales (thousands of barrels daily):
Gasoline	303.2	298.3	296.3
Middle distillates	42.9	45.3	42.7
	346.1	343.6	339.0
Retail gasoline outlets	4,691	4,763	4,804
*	Retail sales price less related wholesale price and terminalling and transportation costs per barrel. The retail sales price is the weighted-average price received through the various branded marketing distribution channels.

Retail Marketing segment income increased $46 million in 2006 primarily due to higher average retail gasoline margins ($50 million), higher gasoline sales volumes ($4 million) and higher gains attributable to the Retail Portfolio Management program ($5 million). Partially offsetting these positive factors were a charge related to an environmental litigation accrual ($6 million) and lower non-gasoline income ($6 million).

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

During the 2004-2006 period, Sunoco generated $189 million of divestment proceeds related to the sale of 338 sites under a retail portfolio management (“RPM”) program to selectively reduce the Company’s invested capital in Company-owned or leased sites. Most of the sites were converted to contract dealers or distributors thereby retaining most of the gasoline sales attributable to the divested sites within the Sunoco branded business. During 2006, 2005 and 2004, net after-tax gains totaling $10, $5 and $7 million, respectively, were recognized in connection with the RPM program. Sunoco expects to continue to identify sites for divestment in the future.

During the second quarter of 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank. In connection with this divestment, Sunoco received $100 million in cash proceeds (primarily due to the sale of existing accounts receivable), recognized a $2 million after-tax gain on the divestment and established a $2 million after-tax accrual that has been paid out for employee terminations and other exit costs. In addition, the two companies signed a seven-year agreement for Citibank to operate and service the Sunoco private label credit card program.

In April 2004, Sunoco completed the purchase of 340 retail outlets operated under the Mobil® brand from ConocoPhillips for $181 million, including inventory. Of the total sites acquired, 50 were owned outright and 62 were subject to long-term leases, with average throughput of approximately 175 thousand gallons per month. The remaining network consisted of contracts to supply 34 dealer-owned and operated locations and 194 branded distributor-owned locations. These outlets, which included 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. These sites have been re-branded to Sunoco® gasoline and APlus® convenience stores. This acquisition fits the Company’s long-term strategy of building a retail and convenience store network designed to provide attractive long-term returns. (See Note 2 to the consolidated financial statements.)

Chemicals

The Chemicals business manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia, PA refinery and the Eagle Point refinery in Westville, NJ. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon Products Company, LLC joint venture facility (“Epsilon”). The Chemicals business also distributes and markets these products. In January 2004, a facility in Pasadena, TX, which produces plasticizers, was sold to BASF.

	2006	2005	2004
Income (millions of dollars)	$43	$94	$94
Margin* (cents per pound):
All products**	9.9¢	12.1¢	11.0¢
Phenol and related products	8.0¢	10.9¢	9.7¢
Polypropylene**	12.4¢	13.9¢	13.4¢
Sales (millions of pounds):
Phenol and related products	2,535	2,579	2,615
Polypropylene	2,243	2,218	2,239
Other	88	91	215
	4,866	4,888	5,069
*	Wholesale sales revenue less related cost of feedstocks, product purchases and terminalling and transportation divided by sales volumes.
**	The polypropylene and all products margins include the impact of a long-term supply contract entered into on March 31, 2003 with Equistar Chemicals, L.P. which is priced on a cost-based formula that includes a fixed discount.

Chemicals segment income decreased $51 million in 2006 due primarily to lower margins for both phenol and polypropylene ($67 million). The decrease in margins reflects softness in product demand and higher feedstock costs. Partially offsetting these negative factors were lower expenses ($9 million) and a deferred tax benefit ($4 million) recognized in 2006 as a result of a state tax law change.

Chemicals segment income was unchanged in 2005. The favorable impact of higher margins for both phenol and polypropylene ($34 million) was essentially offset by higher expenses ($19 million), including employee-related charges, and lower sales volumes ($13 million).

During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. (“Honeywell”) for phenol produced at Sunoco’s Philadelphia chemical plant from June 2003 through April 2005. In January 2006, the arbitrator ruled that Sunoco should bill Honeywell based on the pricing formula established in the arbitration until a second arbitration finalized pricing for 2005 and beyond under provisions of a supply agreement which provide for a price reopener on and after January 1, 2005. Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed, of which $27, $48 and $20 million pertained to 2005, 2004 and 2003, respectively. Such damages, which were paid to Honeywell in April 2006, were re -

ported as a charge against 2005 earnings and are shown separately as Phenol Supply Contract Dispute under Corporate and Other in the Earnings Profile of Sunoco Businesses. In March 2006, a U.S. District Court judge upheld the first arbitrator’s ruling. In July 2006, the second arbitrator ruled that the pricing through July 2009 should be based essentially on the pricing formula established in the first arbitration. The prices charged to Honeywell during 2006 have been based on this formula. (See Note 2 to the consolidated financial statements.)

In 2004, Sunoco sold its one-third partnership interest in its Mont Belvieu, TX Belvieu Environmental Fuels (“BEF”) MTBE production facility to Enterprise Products Operating L.P. (“Enterprise”) for $15 million in cash, resulting in an $8 million after-tax loss on divestment. This loss is reported separately as Asset Write-Downs and Other Matters under Corporate and Other in the Earnings Profile of Sunoco Businesses. In connection with the sale, Sunoco has retained one-third of any liabilities and damages arising from any claims resulting from the ownership of the assets and liabilities of BEF for the period prior to the divestment date, except for any on-site environmental claims which are retained by Enterprise. During 2003, Sunoco announced its decision to sell its plasticizer business and recorded a $17 million after-tax charge to write down the assets held for sale to their estimated fair values less costs to sell and to establish accruals that have been paid out for employee terminations and other required exit costs. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash. (See Note 2 to the consolidated financial statements.)

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics business has an ownership interest in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P., a consolidated master limited partnership. Sunoco has a 43 percent interest in Sunoco Logistics Partners L.P., which includes its 2 percent general partnership interest (see “Capital Resources and Liquidity—Other Cash Flow Information” below).

	2006	2005	2004
Income (millions of dollars)	$36	$22	$31
Pipeline and terminal throughput (thousands of barrels daily)*:
Unaffiliated customers	1,033	838	842
Affiliated customers	1,644	1,663	1,525
	2,677	2,501	2,367
*	Excludes joint-venture operations.

Logistics segment income increased $14 million in 2006 primarily due to the absence of: a $5 million after-tax accrual attributable to a pipeline spill in January 2005; a $3 million after-tax charge for environmental remediation activities and asset impairments; and a $2 million unfavorable tax adjustment. Also contributing to the increase were higher earnings attributable to Eastern pipeline operations and crude oil acquisition and marketing activities as well as operating results from the Partnership’s acquisitions completed in 2006 and 2005. Partially offsetting these positive factors in 2006 was Sunoco’s reduced ownership in the Partnership subsequent to the public equity offerings in 2006 and 2005.

Logistics segment income decreased $9 million in 2005 primarily due to the pipeline spill accrual, environmental remediation and asset impairment charge and unfavorable tax adjustment recorded in 2005 as well as Sunoco’s reduced ownership in the Partnership subsequent to public offerings in 2005 and 2004. Partially offsetting these negative factors in 2005 were higher earnings from terminalling and Western crude oil pipeline operations. During the 2004-2006 period, the Partnership issued a total of 10.5 million limited partnership units in a series of public offerings and redeemed 5.0 million limited partnership units owned by Sunoco, thereby reducing Sunoco’s ownership in the Partnership from 75 percent to 43 percent.

In March 2006, the Partnership purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from affiliates of Black Hills Energy, Inc. (“Black Hills”) for $41 million and the other from affiliates of Alon USA Energy, Inc. (“Alon”) for $68 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory. During 2006, the Partnership continued its construction of seven new crude oil storage tanks, which are designed to allow the Partnership’s Nederland terminal to efficiently service the increased volumes related to these 2006 acquisitions. In August 2006, the Partnership purchased from Sunoco for $65 million a company that has a 55 percent interest in Mid-Valley Pipeline Company, a joint venture which owns a crude oil pipeline system in the Midwest. Sunoco did not recognize any gain or loss on this transaction. In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million and, in the fourth quarter of 2005, completed the construction of a $16 million, 20-mile crude oil pipeline connecting these assets to the West Texas Gulf Pipeline, which is 43.8 percent owned by the Partnership. In December 2005, the Partnership completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37.0 percent ownership interest. In 2004, the Partnership completed the following acquisitions: in March, certain pipeline and other logistics assets that had previously been acquired by Sunoco with the Eagle Point refinery for $20 million; in April, ConocoPhillips’ Baltimore, MD and Manassas, VA refined product terminals for $12 million; in June, an additional one-third interest in the Harbor Pipeline from El Paso Corporation for $7 million; and in November, a refined product terminal located in Columbus, OH from a subsidiary of Certified Oil Company for $8 million.

Coke

The Coke business, through Sun Coke Company and its affiliates (individually and collectively, “Sun Coke”), currently makes high-quality, blast-furnace coke at its Indiana Harbor facility in East Chicago, IN, at its Jewell facility in Vansant, VA and at its Haverhill facility in Franklin Furnace, OH, and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity and the Haverhill plant produces steam that is sold to Sunoco’s Chemicals business. An additional cokemaking facility in Vitória, Brazil is expected to commence limited operations in the first quarter of 2007, with full production expected in mid-2007. Sun Coke will be the operator of this cokemaking facility and will have a minority interest in the joint venture.

	2006	2005	2004
Income (millions of dollars)	$50	$48	$40
Coke sales (thousands of tons)	2,534	2,375	1,953

Coke segment income increased $2 million in 2006 due primarily to tax credits attributable to Coke’s existing Jewell and Haverhill cokemaking facilities, which benefited Coke’s income by $6 million in 2006 (see below), and a $3 million investment tax credit adjustment related to the Haverhill facility. Also contributing to the improvement in Coke’s earnings were higher income from the Haverhill facility and lower selling, general and administrative expenses. Partially offsetting these positive factors were an $8 million partial phase-out of tax credits, which resulted from the high level of crude oil prices during 2006 (see below), and the absence of a gain from a litigation settlement.

Coke segment income increased $8 million in 2005 due primarily to income from the Haverhill cokemaking facility, higher coal sales volumes and prices, higher tax benefits from cokemaking operations and higher gains from litigation settlements. Partially offsetting these positive factors were higher business development and other expenses.

Sunoco received a total of $309 million in exchange for interests in its Jewell cokemaking operations in two separate transactions in 1995 and 2000. Sunoco also received a total of $415 million in exchange for interests in its Indiana Harbor cokemaking operations in two separate transactions in 1998 and 2002. Sunoco did not recognize any gain as of the dates of these transactions because the third-party investors were entitled to a preferential return on their respective investments.

In December 2006, Sunoco acquired the limited partnership interest of the third-party investor in the Jewell cokemaking operation for $155 million and recognized a $3 million after-tax loss in connection with this transaction. This loss is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses.

The preferential returns of the investors in the Indiana Harbor cokemaking operations are currently equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continues until the investor entitled to the preferential return recovers its investment and achieves a cumulative annual after-tax return of approximately 10 percent. The preferential return period for the Indiana Harbor operations is projected to end during 2007. The accuracy of this estimate is somewhat uncertain as the length of the preferential return period is dependent upon estimated future cash flows as well as projected tax benefits which could be impacted by their potential phase-out (see below). Higher-than-expected cash flows and tax benefits will shorten the investor’s preferential return period, while lower-than-expected cash flows and tax benefits will lengthen the period. After payment of the preferential return, the investors in the Indiana Harbor operations will be entitled to a minority interest in the related cash flows and tax benefits initially amounting to 34 percent and thereafter declining to 10 percent by 2038.

Expense is recognized to reflect the investors’ preferential returns in the Jewell and Indiana Harbor operations. Such expense, which is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses, totaled $31, $27 and $31 million after tax in 2006, 2005 and 2004, respectively. The 2006 amount includes $9 million after tax attributable to the third-party investor’s preferential return in the Jewell cokemaking operation. As a result of Sunoco’s acquisition of the investor’s interest in this operation, such investor is no longer entitled to any preferential or residual return. Income is recognized by the Coke business as coke production and sales generate cash flows and tax benefits, which are allocated to Sunoco and the third-party investors. The Coke business’ after-tax income attributable to the tax benefits, which primarily consist of nonconventional fuel credits, was $38, $38 and $35 million after tax in 2006, 2005 and 2004, respectively.

Under existing tax law, most of the coke production at Jewell and all of the coke production at Indiana Harbor are not eligible to generate nonconventional fuel tax credits after 2007. In addition, prior to the expiration dates for such credits, they would be phased out, on a ratable basis, if the average annual price of domestic crude oil at the wellhead is within a certain inflation-adjusted price range. (This range was $53.20 to $66.79 per barrel for 2005, the latest year for which the range is available.) The domestic wellhead price averaged $60.03 per barrel for the eleven months ended November 30, 2006. The corresponding price for West Texas Intermediate (“WTI”) crude oil, a widely published reference price for domestic crude oil, was $66.59 per barrel for the eleven months ended November 30, 2006. Based on the Company’s estimate of the domestic wellhead price for the full-year 2006, Coke recorded only 65 percent of the benefit of the tax credits that otherwise would have been available without regard to these phase-out provisions. The estimated impact of this phase-out reduced earnings for 2006 by $8 million after tax. The ultimate amount of the credits to be earned for 2006 will be based upon the average annual price of domestic crude oil at the wellhead. If the annual crude oil price averages at or above the top of the inflation-adjusted range during 2007, then it is estimated that the corresponding reduction in Coke’s after-tax income would approximate $30 million for that year. The above estimates incorporate increased coke prices resulting from the expiration or any phase-out of the tax credits with respect to coke sold under the long-term contract from the Indiana Harbor plant.

The energy policy legislation enacted in August 2005 includes additional tax credits pertaining to a portion of the coke production at Jewell, all of the production at Haverhill and all future domestic coke plants placed into service by January 1, 2010. The credits cover a four-year period, effective January 1, 2006 or the date any new facility is placed into service, if later. The credits attributable to Coke’s existing Jewell and Haverhill facilities are expected to benefit Coke’s future annual income by approximately $8 million after tax. These tax credits are not subject to any phase-out based upon crude oil prices.

Substantially all coke sales from the Indiana Harbor, Jewell and Haverhill plants are made pursuant to long-term contracts with Mittal Steel USA, Inc. (“Mittal USA”). Mittal USA has not provided any indication that it will not perform under those contracts. However, in the event of nonperformance, the Coke business’ results of operations and cash flows may be adversely affected.

In August 2004, Sun Coke entered into a series of agreements with Companhia Siderúrgica de Tubarão and Cia. Siderúrgica Belgo-Mineira (the “Off-takers”) with respect to the development of a 1.7 million tons-per-year cokemaking facility and associated cogeneration power plant in Vitória, Brazil. Those agreements generally include: technology license agreements whereby Sun Coke has licensed its proprietary technology to a project company (the “Project Company”); an engineering and technical services agreement whereby Sun Coke is providing engineering and construction-related technical services to the Project Company; an operating agreement whereby a local subsidiary of Sun Coke will operate the cokemaking and water treatment plant facilities for a term of not less than 15 years; and an investment agreement by and among Sun Coke and the Off-takers whereby Sun Coke has acquired a one percent equity interest in the Project Company and expects to make an additional $35 million investment in 2007. The Off-takers will purchase from the Project Company all coke production under long-term agreements, and one of the Off-takers will purchase all of the electricity produced at the cogeneration power plant. Limited operations are expected to commence at the facilities in the first quarter of 2007, with full production expected in mid-2007.

In February 2007, Sun Coke entered into an agreement with two customers under which Sun Coke will build, own and operate a second 550,000 tons-per-year cokemaking facility at its Haverhill site. Construction of this facility, which is estimated to cost approximately $230 million, is expected to commence in the first quarter of 2007, and the facility is expected to be operational in the second half of 2008. In connection with this agreement, the customers agreed to purchase, over a 15-year period, a combined 550,000 tons per year of coke from this facility. In addition, the heat recovery steam generation associated with the cokemaking process at this facility will produce and supply steam to a 67 megawatt turbine, which will provide, on average, 46 megawatts of power into the regional power market.

Sun Coke is currently discussing other opportunities for developing new heat recovery cokemaking facilities with several domestic and international steel companies. Such cokemaking facilities could be either wholly owned or owned through a joint venture with one or more parties. The steel company customers would be expected to purchase the coke production under a long-term take-or-pay contract or equivalent basis.

Corporate and Other

Corporate Expenses—Corporate administrative expenses decreased $26 million in 2006 primarily due to lower accruals for performance-related incentive compensation and the absence of a $6 million after-tax accrual for the adoption of a new accounting interpretation related to asset retirement obligations that was recorded in 2005. In 2005, corporate administrative expenses increased $17 million primarily due to higher accruals for performance-related incentive compensation and the $6 million after-tax accrual for asset retirement obligations. Partially offsetting these negative factors in 2005 were lower accruals for retrospective insurance premiums.

Net Financing Expenses and Other—Net financing expenses and other increased $4 million in 2006 primarily due to $5 million of net after-tax charges consisting of a $3 million after-tax loss pertaining to the purchase of the minority interest in the Jewell cokemaking operations, a $7 million after-tax charge attributable to the correction of an error in the computation of the preferential return of third-party investors in Sunoco’s cokemaking operations and a $5 million net after-tax gain attributable to income tax matters (see Notes 2, 4 and 15 to the consolidated financial statements). Higher interest income ($7 million) was essentially offset by a decrease in capitalized interest ($6 million). In 2005, net financing expenses and other decreased $33 million in part due to lower interest expense ($9 million) as the savings from debt restructuring activities that occurred in 2004 were partially offset by higher borrowings at Sunoco Logistics Partners L.P. Higher capitalized interest ($9 million), higher interest income ($8 million) and lower expense attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations ($4 million) also contributed to the decline in net financing expenses and other in 2005.

Income Tax Matters—During 2005, Sunoco settled certain federal income tax issues and established a provision for certain state and local tax matters, the net effect of which was to increase net income by $18 million. During 2004, Sunoco settled a dispute concerning the computation of interest on numerous federal income tax issues which increased net income by $18 million. (See Note 4 to the consolidated financial statements.)

Phenol Supply Contract Dispute—During 2005, Sunoco recognized a $56 million after-tax loss associated with Chemicals’ phenol supply contract dispute. (See Note 2 to the consolidated financial statements.)

Asset Write-Downs and Other Matters—During 2004, Sunoco sold Chemicals’ one-third interest in BEF and, in connection therewith, recorded an $8 million after-tax loss on divestment. (See Note 2 to the consolidated financial statements.)

Debt Restructuring—In 2004, Sunoco recognized a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring. (See “Financial Condition—Financial Capacity” below and Note 12 to the consolidated financial statements.)

Analysis of Consolidated Statements of Income

Revenues—Total revenues were $38.72 billion in 2006, $33.76 billion in 2005 and $25.51 billion in 2004. The 15 percent increase in 2006 was primarily due to significantly higher refined product prices. Also contributing to the increase in 2006 were higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations. Partially offsetting these positive factors were lower refined product sales volumes. In 2005, the 32 percent increase was primarily due to significantly higher refined product and chemical prices. Also contributing to the increase in total revenues in 2005 were higher refined product sales volumes, in part due to the acquisition of the Mobil® retail sites from ConocoPhillips in April 2004, higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations and higher consumer excise taxes.

Costs and Expenses—Total pretax costs and expenses were $37.14 billion in 2006, $32.18 billion in 2005 and $24.51 billion in 2004. The 15 percent increase in 2006 was primarily due to significantly higher crude oil and refined product acquisition costs resulting from price increases. Also contributing to the increase in total pretax costs and expenses in 2006 were higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations. In 2005, the 31 percent increase was primarily due to significantly higher crude oil and refined product acquisition costs. The higher crude oil acquisition costs in 2005 reflect crude oil price increases and higher crude oil throughputs, while the higher refined product acquisition costs reflect refined product price increases and purchases to supply the Mobil® retail sites acquired in April 2004 located primarily in Delaware, Maryland, Virginia and Washington, D.C. Also contributing to the increase in total pretax costs and expenses during 2005 were higher consumer excise taxes, higher selling, general and administrative expenses, higher refinery operating costs and higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2006, Sunoco had cash and cash equivalents of $263 million compared to $919 million at December 31, 2005 and $405 million at December 31, 2004 and had a working capital deficit of $740 million compared to $484 million at December 31, 2005 and $471 million at December 31, 2004. The $656 million decrease in cash and cash equivalents in 2006 was due to a $1,089 million net use of cash in investing activities and a $551 million net use of cash in financing activities, partially offset by $984 million of net cash provided by operating activities (“cash generation”). The $514 million increase in cash and cash equivalents in 2005 was due to $2,069 million of cash generation, partially offset by a $1,035 million net use of cash in investing activities and a $520 million net use of cash in financing activities. Sunoco’s working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeded their carrying value at December 31, 2006 by $2,273 million. Inventories valued at LIFO, which consist of crude oil as well as petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco’s ongoing operations.

Cash Flows from Operating Activities—In 2006, Sunoco’s cash generation was $984 million compared to $2,069 million in 2005 and to $1,747 million in 2004. The $1,085 million decrease in cash generation in 2006 was primarily due to an increase in working capital levels pertaining to operating activities, reflecting an increase in refined product inventories. Also contributing to the decrease in cash generation were a $95 million payment of damages to Honeywell in connection with a phenol supply contract dispute and the absence of $48 million of cash proceeds received in 2005 in connection with a power contract restructuring. The $322 million increase in cash generation in 2005 was primarily due to an increase in net income and the $48 million of cash proceeds from the power contract restructuring, partially offset by an increase in working capital levels pertaining to operating activities and a reduction in noncash charges. Working capital sources in 2004 included $100 million of proceeds attributable to the sale of the Company’s private label credit card program. Increases in crude oil prices typically increase cash generation as the payment terms on Sunoco’s crude oil purchases are generally longer than the terms on product sales. Conversely, decreases in crude oil prices typically result in a decline in cash generation. Crude oil prices were essentially flat in 2006 after increasing in 2005.

Other Cash Flow Information—Divestment activities also have been a source of cash. During the 2004-2006 period, proceeds from divestments totaled $305 million and related primarily to the divestment of retail gasoline outlets as well as to the sale of the Company’s plasticizer business in 2004.

In the second quarter of 2004, the Partnership issued 3.4 million limited partnership units at a price of $39.75 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled $129 million. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million. The proceeds from the offering also were principally used by the Partnership to finance its acquisitions during 2004. In the second quarter of 2005, the Partnership issued 2.8 million limited partnership units at a price of $37.50 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled approximately $99 million. These proceeds were used to redeem an equal number of limited partnership units owned by Sunoco. In the third quarter of 2005, the Partnership issued 1.6 million limited partnership units at a price of $39.00 per unit. Proceeds from the offering, which totaled approximately $61 million, net of underwriting discounts and offering expenses, were used by the Partnership principally to repay a portion of the borrowings under its revolving credit facility. In the second quarter of 2006, the Partnership issued $175 million of senior notes due 2016 and 2.7 million limited partnership units at a price of $43.00 per unit. Proceeds from the 2006 offerings, net of underwriting discounts and offering expenses, totaled approximately $173 and $110 million, respectively. These proceeds were used by the Partnership in part to repay the outstanding borrowings under its revolving credit facility with the balance used to fund a portion of the Partnership’s 2006 growth capital program. Upon completion of the equity offerings, Sunoco’s interest in the Partnership, including its 2 percent general partnership interest, decreased to 43 percent.

The Partnership, which is included in Sunoco’s consolidated financial statements, distributes to its general and limited partners all available cash (generally cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership’s business; comply with applicable law, any of the Partnership’s debt instruments or other agreements; pay fees and expenses, including payments to the general partner; or provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters). The minimum quarterly distribution is $.45 per limited partnership unit. As of December 31, 2006, Sunoco owned 12.06 million limited partnership units consisting of 6.37 million common units and 5.69 million subordinated units. Distributions on Sunoco’s subordinated units are payable only after the minimum quarterly distributions for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met. In February 2007, 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2006, 2005 and 2004 were paid, all three three-year requirements were satisfied. As a result, all of Sunoco’s subordinated units were converted to common units, 5.69 million in February 2007 and 2.85 million each in February 2006 and February 2005. During the 2002-2006 period, the Partnership increased its quarterly distribution per unit from the minimum of $.45 to $.8125.

The Partnership’s issuance of common units to the public has resulted in an increase in the value of Sunoco’s proportionate share of the Partnership’s equity as the issuance price per unit exceeded Sunoco’s carrying amount per unit at the time of issuance. The resultant gain to Sunoco on these transactions, which totaled approximately $150 million pretax at December 31, 2006 was deferred as a component of minority interest in the Company’s consolidated balance sheet as the common units issued did not represent residual interests in the Partnership at that time due to Sunoco’s ownership of the subordinated units. The deferred gain will be recognized in income during the first quarter of 2007 when Sunoco’s remaining subordinated units converted to common units at which time the common units became the residual interests.

The Partnership acquired interests in various pipelines and other logistics assets during the 2004-2006 period, which were financed with long-term borrowings or from the proceeds from the equity offerings (see “Capital Expenditures and Acquisitions” below). The Partnership intends to take advantage of additional growth opportunities in the future, both within its current system and with third-party acquisitions. The Partnership expects to finance these capital outlays with a combination of long-term borrowings and the issuance of additional limited partnership units to the public to maintain a balanced capital structure. Any issuance of limited partnership units to the public would dilute Sunoco’s ownership interest in the Partnership.

Sunoco has entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. Sunoco’s usage of the various assets during 2006, which generated approximately $150 million of revenue for the Partnership, is expected to exceed the minimum required amounts under substantially all of these agreements. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco’s minimum obligation for the year had been met. Sunoco’s obligations under these agreements may be reduced or suspended under certain circumstances. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

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

The Company has a revolving credit facility (the “Facility”), which matures in August 2011. In January 2007, the Facility was amended to increase the amount available under the Facility from $900 million to $1.3 billion. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2006, the Company’s tangible net worth was $2.5 billion and its targeted tangible net worth was $1.5 billion. The Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2006, this ratio was .40 to 1. At December 31, 2006, the Facility was being used to support $275 million of commercial paper and $103 million of floating-rate notes due in 2034.

Sunoco Logistics Partners L.P. has a $300 million revolving credit facility, which matures in November 2010. This facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. During the first quarter of 2006, the Partnership borrowed $109 million against the facility to fund its March 2006 acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas. During the second quarter of 2006, the Partnership used a portion of the proceeds of its May 2006 debt and equity offerings under its shelf registration statements to repay the $216 million of the then outstanding borrowings under the credit facility. In the third quarter of 2006, the Partnership utilized cash and a $46 million draw against the facility to finance the $65 million acquisition from Sunoco of its 55 percent interest in Mid-Valley Pipeline Company. Amounts outstanding under the facility totaled $68 and $107 million at December 31, 2006 and 2005, respectively. The credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the credit facility) and an interest coverage ratio (as defined in the credit facility) of at least 3 to 1. At December 31, 2006, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.9 to 1 and the interest coverage ratio was 4.9 to 1.

The following table sets forth Sunoco’s outstanding debt:

	December 31
(Millions of Dollars)	2006	2005
Short-term borrowings	$275	$—
Current portion of long-term debt	7	177
Long-term debt	1,705	1,234
Total debt	$1,987	$1,411

In December 2006, the Company issued $400 million of senior notes under its shelf registration statement that are due in 2017. Proceeds from this offering were used to repay the then outstanding commercial paper. In June 2006, the Company redeemed its 9 3/8 percent debentures with a book value of $56 million. The Company recognized a loss of less than $1 million on the early extinguishment of the debentures. In May 2006, Sunoco Logistics Partners L.P. issued $175 million of senior notes under its shelf registration statement that are due in 2016. Proceeds from this offering and from the Partnership’s issuance of 2.7 million limited partnership interests also under its shelf registration statement were used in part to repay the then outstanding borrowings under the Partnership’s revolving credit facility with the balance used to fund a portion of its 2006 growth capital program.

Epsilon, the Company’s consolidated joint venture, was unable to repay its $120 million term loan that was due in September 2006 and $31 million of borrowings under its $40 million revolving credit facility that matured in September 2006. Upon such default, the lenders made a demand on Sunoco, Inc., as guarantor, and Sunoco, Inc. satisfied its guarantee obligations in the third quarter of 2006. Sunoco, Inc. is now subrogated to the rights and privileges of the former debtholders. In January 2007, Sunoco, Inc., as subrogee, made a demand for payment of the outstanding amounts, but Epsilon was unable to make payment. Sunoco, Inc., Epsilon and the Epsilon joint-venture partners are currently in litigation to resolve this matter.

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

Sunoco has a shelf registration statement that provides the Company with financing flexibility to offer senior and subordinated debt, common and preferred stock, warrants and trust preferred securities. At December 31, 2006, $650 million remains available under this shelf registration statement. Sunoco Logistics Partners L.P. also has a shelf registration statement, under which the Partnership may sell debt or common units in primary offerings to the public, and Sunoco may sell common units, which represent a portion of its limited partnership interests in the Partnership, in secondary offerings to the public. At December 31, 2006, $210 million remains available to the Partnership under this registration statement for primary offerings and up to five million common units remain available to Sunoco for secondary offerings. The amount, type and timing of any future financings under these registration statements will depend upon, among other things, the Company’s and Partnership’s funding requirements, market conditions and compliance with covenants contained in the Company’s and Partnership’s respective debt obligations and revolving credit facilities.

Contractual Obligations—The following table summarizes the Company’s significant contractual obligations:

		Payment Due Dates
(Millions of Dollars)	Total	2007	2008-2009	2010-2011	Thereafter
Total debt:
Principal	$1,987	$282	$153	$357	$1,195
Interest	789	96	210	174	309
Operating leases*	1,067	175	268	179	445
Purchase obligations:
Crude oil, other feedstocks and refined products**	11,930	7,489	1,610	947	1,884
Convenience store items***	621	269	352	—	—
Transportation and distribution	1,697	278	440	412	567
Fuel and utilities	412	115	199	98	—
Obligations supporting financing arrangements†	71	9	16	16	30
Properties, plants and equipment	84	84	—	—	—
Other	173	44	58	27	44
	$18,831	$8,841	$3,306	$2,210	$4,474
*	Includes $235 million pertaining to lease extension options which are assumed to be exercised.
**	Includes feedstocks for chemical manufacturing and coal purchases for cokemaking operations.
***	Actual amounts will vary based upon the number of Company-operated convenience stores and the level of purchases.
†	Represents fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility.

Sunoco’s operating leases include leases for marine transportation vessels, service stations, office space and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year. Approximately 36 percent of the $1,067 million of future minimum annual rentals relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2006. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Sunoco has various obligations to purchase in the ordinary course of business: crude oil, other feedstocks and refined products; convenience store items; transportation and distribution services, including pipeline and terminal throughput and railroad services; and fuel and utilities. Approximately one quarter of the contractual obligations to purchase crude oil, other feedstocks and refined products reflected in the above table for 2007 relates to spot-market purchases to be satisfied within the first 60-90 days of the year. Sunoco also has contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials, including commitments to purchase supplies and various other maintenance, systems and communications services. Most of Sunoco’s purchase obligations are based on market prices or formulas based on market prices. These purchase obligations generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

Sunoco also has obligations with respect to its defined benefit pension plans and postretirement health care plans (see “Pension Plan Funded Status” below and Note 9 to the consolidated financial statements).

Off-Balance Sheet Arrangements—Sunoco is contingently liable under various arrangements that guarantee debt of third parties aggregating to approximately $5 million at December 31, 2006. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

A wholly owned subsidiary of the Company, Sunoco Receivables Corporation, Inc., was a party to an accounts receivable securitization facility under which the subsidiary had the ability to sell, on a revolving basis, up to a $200 million undivided interest in a designated pool of certain accounts receivable. No receivables were sold to third parties under this facility. In December 2006, the term of the facility expired and was not extended. Rather, the Company increased the amount available under its revolving credit facility by $400 million to $1.3 billion in January 2007 (see “Financial Capacity” above).

Capital Expenditures and Acquisitions

The Company expects capital expenditures to be approximately $3.5 billion over the 2006-2008 period. Approximately $700-$800 million annually is anticipated to be spent in Refining and Supply, including a total of $800 million for income improvement projects over the three-year period. Refining and Supply has placed a greater emphasis on income improvement projects, which are designed to increase, by 2008, total crude unit capacity from 900 to 930 thousand barrels per day and total conversion capacity from 372 to 430 thousand barrels per day. These projects are designed to result in an improvement in product yields and crude oil and other feedstock processing flexibility. In addition, Refining and Supply’s anticipated capital expenditures during the 2006-2008 period include approximately $500 million to be spent largely to complete projects at its Philadelphia and Toledo refineries under a 2005 Consent Decree, which settled certain alleged violations under the Clean Air Act. Subsequently, additional capital outlays related to projects at the Marcus Hook and Tulsa refineries are expected to be made under the 2005 Consent Decree through 2013. The current status of the above capital projects ranges from the preliminary design and engineering phase to the construction phase. During 2006, market conditions for engineering, procurement and construction of refinery projects have tightened, resulting in increasing costs and project delays. In addition, as more detailed engineering work is completed, increases in the original scope of work have been identified.

The Refining and Supply capital plan for the 2006-2008 period includes a $500 million project to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, which is designed to result in an upgrade of approximately 25 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production (the “Philadelphia Project”). Capital outlays pertaining to the Philadelphia Project amounted to $279 and $43 million in 2006 and 2005, re -

spectively, and are expected to total $178 million in 2007. Refining and Supply’s capital program also includes a $50 million project, which is designed to expand the Toledo refinery’s crude unit capacity by 20 thousand barrels per day. Both projects are expected to be completed in the first half of 2007 and include significant capital for related base infrastructure and refinery turnarounds, as well as capital required under the 2005 Consent Decree.

The Refining and Supply capital plan for the 2006-2008 period also includes a project at the Philadelphia refinery to reconfigure a previously idled hydrocracking unit to enable desulfurization of diesel fuel. This project, which is scheduled for completion in early 2009 at an estimated cost of $225-$275 million, is designed to increase the facility’s ultra-low-sulfur diesel fuel production capability by 40-50 thousand barrels per day. In addition, a hydrocracker conversion project at the Toledo refinery, targeted for completion by the end of 2008 at an estimated cost of $10-$20 million, is designed to expand hydrocracking capacity at this facility by 5-10 thousand barrels per day. Other previously announced projects to further expand the Toledo refinery’s crude unit and conversion capacity by 2008 have been deferred.

While a significant change in the overall level of total capital spending in Refining and Supply during the 2007-2008 period is not expected, the Company currently believes that the cost of many of these capital projects could be significantly higher than anticipated. The pressures on project scope, costs and timing as well as labor productivity issues are also likely to result in the extension of project completion dates and the deferral of some lower-return projects. The Company may also elect to cancel or reduce the scope of projects which no longer meet required investment-return criteria.

The following table sets forth Sunoco’s planned and actual capital expenditures for additions to properties, plants and equipment. Actual capital expenditures are presented in a manner consistent with the 2007 plan amounts in the table as well as with amounts presented in Sunoco’s consolidated financial statements. The Company’s significant acquisitions (see Note 2 to the consolidated financial statements) are included as footnotes to the table so that total capital outlays for each business unit can be determined.

(Millions of Dollars)	2007 Plan	2006		2005		2004
Refining and Supply	$792	$712		$687		$463	*
Retail Marketing	139	112		117		103	**
Chemicals	79	62	***	55		56	*
Logistics	125	119	†	79	††	75	*
Coke	209	14	†††	32		135
Consolidated capital expenditures	$1,344	$1,019		$970		$832
*	Excludes $250 million acquisition from El Paso Corporation of the Eagle Point refinery and related chemical and logistics assets, which includes inventory. The $250 million purchase price is comprised of $190, $40 and $20 million attributable to Refining and Supply, Chemicals and Logistics, respectively.
**	Excludes $181 million acquisition from ConocoPhillips of 340 retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., which includes inventory.
***	Excludes a $14 million purchase price adjustment to the 2001 Aristech Chemical Corporation acquisition attributable to an earn-out payment made in 2006. The earn out, which relates to 2005, was due to realized margins for phenol exceeding certain agreed-upon threshold amounts.
†

Excludes the acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million.

††

Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in the Mesa Pipeline.

†††	Excludes $155 million acquisition of the minority interest in the Jewell cokemaking operations.

The Company’s 2007 planned capital expenditures consist of $621 million for income improvement projects, as well as $352 million for base infrastructure spending, $114 million for turnarounds at the Company’s refineries and $257 million for environmental projects. The $621 million of outlays for income improvement projects consist of $101 million attributable to the Philadelphia Project, $19 million attributable to the crude unit upgrading project at the Toledo refinery, $66 million relating to the project at the Philadelphia refinery to increase ultra-low-sulfur-diesel fuel production capability, $120 million for other refinery upgrade projects, $98 million related to growth opportunities in the Logistics business, $190 million towards construction of a $230 million 550,000 tons-per-year cokemaking facility in Haverhill, OH and $27 million for various other income improvement projects, primarily in Chemicals and Retail Marketing. The $352 million of base infrastructure spending includes several projects to upgrade Sunoco’s existing asset base. These projects include $53 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $89 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence.

The 2006 capital expenditures consisted of $285 million for base infrastructure and maintenance, $65 million for refinery turnarounds, $118 million to complete spending to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements (see “Environmental Matters” below), $164 million for other environmental projects and $387 million for income improvement projects. Base infrastructure spending included $28 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries, $74 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence and $9 million for conversion of the Mobil® sites acquired from ConocoPhillips in 2004 to Sunoco® branded outlets. The income improvement spending consisted of $193 million associated with the Philadelphia Project; $27 million associated with the crude unit upgrading project at the Toledo refinery; $89 million for growth opportunities in the Logistics business, including work on projects to expand the Nederland terminal’s pipeline connectivity and storage capacity; and $78 million for various other income improvement projects across the Company.

The 2005 capital expenditures consisted of $260 million for base infrastructure and maintenance, $49 million for refinery turnarounds, $404 million to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements, $94 million for other environmental projects (which includes $26 million to complete the expansion of the sulfur recovery unit at the Eagle Point refinery) and $163 million for income improvement projects. Base infrastructure spending included $17 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries, $78 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence and $6 million for conversion of the Mobil® sites acquired from ConocoPhillips to Sunoco® branded outlets. The income improvement spending consisted of $27 million associated with the Philadelphia Project, $16 million to upgrade the crude oil pipeline and storage facilities in Texas that were acquired from ExxonMobil, $22 million to complete the construction of the Haverhill cokemaking facility and $98 million for various other income improvement projects across the Company.

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

Pension Plan Funded Status

The following table sets forth the components of the change in market value of the investments in Sunoco’s defined benefit pension plans:

	December 31
(Millions of Dollars)	2006	2005
Balance at beginning of year	$1,196	$1,158
Increase (reduction) in market value of investments resulting from:
Net investment income	149	92
Company contributions	100	100
Plan benefit payments	(158)	(154)
Balance at end of year	$1,287	$1,196

During 2006, the Company recorded two adjustments that resulted in a $32 million net after-tax charge to the accumulated other comprehensive loss component of shareholders’ equity related to pensions and other postretirement benefits. At December 31, 2006, prior to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”) (see below), the Company recorded a $160 million favorable minimum pension liability adjustment to shareholders’ equity due to improvements in the funded status of the Company’s defined benefit pension plans. Under the predecessor accounting rules, a minimum pension liability adjustment was required in shareholders’ equity at December 31, 2005 to reflect the unfunded accumulated benefit obligation relating to these plans that existed at that time. Effective December 31, 2006, the Company adopted SFAS No. 158. Among other things, SFAS No. 158 requires that the funded status of defined benefit and postretirement benefit plans be fully recognized on the balance sheet. The funded status is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Under the new accounting, previously unrecognized actuarial gains (losses) and prior service costs (benefits) are recognized in the consolidated balance sheet as a reduction in prepaid retirement costs and an increase in the retirement benefit liability with a corresponding charge or credit initially to the accumulated other comprehensive loss component of shareholders’ equity. This charge or credit to shareholders’ equity, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense. Upon adoption of SFAS No. 158, the Company recorded an after-tax charge totaling $192 million to shareholders’ equity. The following table sets forth the changes in 2006 in the accumulated other comprehensive loss balance in shareholders’ equity related to pensions and other postretirement benefits:

(Millions of Dollars)
Balance at beginning of year	$(191)
Minimum pension liability adjustment	160
Adjustment pertaining to adoption of SFAS No. 158	(192)
Balance at end of year	$(223)

Management currently anticipates making up to $100 million of voluntary contributions to its funded defined benefit plans in 2007. Management believes that the pension plans can be funded over time without a significant impact on liquidity. Future changes in the financial markets and/or interest rates could result in additional significant increases or decreases to the accumulated other comprehensive loss component of shareholders’ equity and to future pension expense and funding requirements.

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

(Millions of Dollars)	2006	2005	2004
Pollution abatement capital*	$282	$498	$258
Remediation	42	50	38
Operations, maintenance and administration	266	192	135
	$590	$740	$431
*	Capital expenditures for pollution abatement include amounts to comply with the Tier II low-sulfur fuel requirements (completed in 2006) and the Consent Decrees pertaining to certain alleged Clean Air Act violations at the Company’s refineries. Pollution abatement capital outlays are expected to approximate $257 and $308 million in 2007 and 2008, respectively.

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

	December 31
(Millions of Dollars)	2006	2005
Accrued liabilities	$36	$37
Other deferred credits and liabilities	85	100
	$121	$137

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2003	$43	$74	$7	$15	$5	$2	$146
Accruals	2	20	—	3	2	—	27
Payments	(10)	(21)	(1)	(3)	(3)	—	(38)
Acquisitions and divestments	11	—	(1)	—	—	—	10
Other	2	1	—	—	—	—	3
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$36	$78	$3	$15	$3	$2	$137
Accruals	6	19	1	2	1	—	29
Payments	(9)	(24)	(1)	(5)	(2)	(1)	(42)
Other	1	(4)	—	—	—	—	(3)
At December 31, 2006	$34	$69	$3	$12	$2	$1	$121

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2006, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $85 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

Future costs for environmental remediation activities at the Company’s marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE (see “Regulatory Matters” below).

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2006, Sunoco had been named as a PRP at 36 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $5 million at December 31, 2006. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $16 million at December 31, 2006 and are included principally in deferred charges and other assets in the consolidated balance sheets.

Regulatory Matters

The U.S. Environmental Protection Agency (“EPA”) adopted rules under the Clean Air Act (which relates to emissions of materials into the air) that phased in limitations on the sulfur content of gasoline beginning in 2004 and the sulfur content of on-road diesel fuel beginning in mid-2006 (“Tier II”). The rules include banking and trading credit systems, providing refiners flexibility through 2006 for the low-sulfur gasoline and through May 2010 for the on-road low-sulfur diesel. Tier II capital spending, which was completed in 2006, totaled $755 million. In addition, higher operating costs are being incurred as the low-sulfur fuels are produced. In May 2004, the EPA adopted another rule which will phase in limitations on the allowable sulfur content in off-road diesel fuel beginning in mid-2007. This rule also provides for banking and trading credit systems. The ultimate impact of this rule may depend upon the effectiveness of the related banking and trading credit systems, Sunoco’s flexibility to modify its production slate and the impact on any capital expenditures of technology selection, permitting requirements and construction schedules, as well as any effect on prices created by the changes in the level of off-road diesel fuel production.

In connection with the phase in of these new off-road diesel fuel specifications, Sunoco is evaluating its alternatives for its Tulsa refinery, including consideration of significant capital expenditures which could result in increased crude flexibility and an upgraded product slate. The majority of any such capital expenditures would likely not occur until the 2009-2010 timeframe.

National Ambient Air Quality Standards (“NAAQS”) for ozone and fine particles promulgated by the EPA have resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania, Ohio, New Jersey and West Virginia, where Sunoco operates facilities. In 2004, the EPA issued final non-attainment area designations for ozone and fine particles. These standards will result in further controls of nitrogen oxide, sulfur dioxide and volatile organic compound emissions. The EPA has designated certain areas, including Philadelphia and Houston, as “moderate” non-attainment areas for ozone, which would require them to meet the ozone requirements by 2010, before currently mandated federal control programs would take effect. If a region is not able to demonstrate attainment by 2010, there would be more stringent offset requirements, and, if a region cannot submit an approvable State Implementation Plan, there could be other negative consequences. In January 2007, the District of Columbia Circuit Court of Appeals overturned EPA’s ozone attainment plan, including revocation of Clean Air Act Section 185(a) fee provisions. Sunoco will likely be subject to non-attainment fees in one or more areas, but any additional costs are not expected to be material. In September 2006, the EPA issued a final rule approving the Houston ozone State Implementation Plan. Sunoco’s Bayport and LaPorte, TX chemical facilities are located within this non-attainment area. In 2005, the EPA also identified 21 counties which, based on 2003-2004 data, now are in attainment of the fine particles standard. Sunoco’s Toledo refinery is within one of these attainment areas. In September 2006, the EPA issued a final rule which tightens the standard for certain fine particle matter. This standard is currently being challenged in federal court by various states and environmental groups. Regulatory programs, when established to implement the EPA’s standards, could have an impact on Sunoco and its operations. However, the potential financial impact cannot be reasonably estimated until the EPA promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised State Implementation Plans to respond to the new regulations.

Through the operation of its refineries, chemical plants and coke plants, Sunoco’s operations emit carbon dioxide. There are various legislative and regulatory measures to address greenhouse gas (“GHG”) emissions which are in various stages of review, discussion or implementation. These include proposed federal and state actions to develop programs for the reduction of GHG emissions. While it is currently not possible to predict what impact, if any, these issues will have on the Company or the industry in general, they could result in increases in costs to operate and maintain the Company’s facilities, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting GHG emissions which target specific industries such as petroleum refining or chemical or coke manufacturing could adversely affect the Company’s ability to conduct its business and also may reduce demand for its products.

Under a law that was enacted in August 2005, a new renewable fuels mandate for ethanol use in gasoline was established (immediately in California and on May 5, 2006 for the rest of the nation). Although the act did not ban MTBE, during the second quarter of 2006, Sunoco discontinued the use of MTBE and increased its use of ethanol in gasoline. While management expects ethanol will continue to be adequately supplied, this change by Sunoco and other refiners in the industry has price and supply implications in the marketplace. Any additional Federal and state legislation could also have a significant impact on market conditions and the profitability of Sunoco and the industry in general.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline, owners and operators of retail gasoline sites, and manufacturers of MTBE, are defendants in approximately 65 cases in 18 states involving the manufacture and use of MTBE in gasoline and MTBE contamination in groundwater. Plaintiffs, which include private well owners, water providers and certain governmental authorities, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminates groundwater. Plaintiffs are asserting primarily product liability claims but additional claims are also being asserted including, nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, exemplary and punitive damages and attorneys’ fees. All of the public water provider cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358). Motions to remand these cases to state courts have been denied. Motions to dismiss were also denied. Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In addition, several of the private well owner cases are moving forward. Sunoco is a focus defendant in two of those cases. Up to this point, for the group of MTBE cases currently pending, there has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

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

Quantitative and Qualitative Disclosures about Market Risk

Commodity and Foreign Exchange Price Risks

Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of commodity price risks. Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company’s electricity and natural gas purchases or sales. Sunoco does not hold or issue derivative instruments for trading purposes.

During 2006, Sunoco increased its use of ethanol as an oxygenate component in gasoline in response to the new renewable fuels mandate for ethanol and the discontinuance of the use of MTBE as a gasoline blending component. Currently, most of the ethanol purchased by Sunoco is through normal purchase fixed-price contracts. To reduce the margin risk created by these fixed-price contracts, the Company entered into derivative contracts to sell gasoline at a fixed price to hedge a similar volume of forecasted floating-price gasoline sales over the term of the ethanol contracts. In effect, these derivative contracts have locked in an acceptable differential between the gasoline price and the cost of the ethanol purchases for gasoline blending during this period. As a result of the significant decrease in the price of gasoline, the fair value of these fixed-price gasoline contracts increased $82 million ($48 million after tax) in 2006. As these derivative contracts have been designated as cash flow hedges, this increase in fair value is not initially included in net income but rather is reflected in the net hedging gains component of comprehensive income. The fair value of these contracts at the time the positions are closed is recognized in income when the hedged items are recognized in income, with Sunoco’s margin reflecting the differential between the gasoline sales prices hedged to a fixed price and the cost of fixed-price ethanol purchases. An $11 million net gain ($6 million after tax) was reclassified to net income in 2006, when the hedged items were recognized in net income.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts, including the fixed-price gasoline sales contracts discussed above; however, such risk would be mitigated by price changes in the underlying hedged items. At December 31, 2006, Sunoco had accumulated net derivative deferred gains, before income taxes, of $62 million on all of its open derivative contracts. Open contracts as of December 31, 2006 vary in duration but generally do not extend beyond 2007. The potential decline in the market value of these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2006 was estimated to be $58 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by securities exchanges or are major international financial institutions or corporations with investment-grade credit ratings. (See Note 18 to the consolidated financial statements.)

Interest Rate Risk

Sunoco has market risk exposure for changes in interest rates relating to its outstanding borrowings. Sunoco manages this exposure to changing interest rates through the use of a combination of fixed- and floating-rate debt. Sunoco also has market risk exposure relating to its cash and cash equivalents. At December 31, 2006, the Company had $1,529 million of fixed-rate debt, $458 million of floating-rate debt and $263 million of cash and cash equivalents. The unfavorable impact of a hypothetical 1 percent increase in interest rates on its floating-rate debt would be partially offset by the favorable impact of such an increase on the cash and cash equivalents. Sunoco also has market risk exposure for changes in interest rates relating to its retirement benefit plans (see “Critical Accounting Policies—Retirement Benefit Liabilities” below). Sunoco generally does not use derivatives to manage its market risk exposure to changing interest rates.

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

The Company has paid cash dividends on a regular quarterly basis since 1904. The Company increased the quarterly dividend paid on common stock from $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006 and to $.275 per share ($1.10 per year) beginning with the second quarter of 2007.

The Company repurchased in 2006, 2005 and 2004, 12.2, 6.7 and 15.9 million shares, respectively, of its common stock for $871, $435 and $568 million, respectively. In September 2006 and July 2006, the Company announced that its Board of Directors had approved additional share repurchase authorizations totaling $1 billion and $500 million, respectively. At December 31, 2006, the Company had a remaining authorization from its Board to repurchase up to $943 million of Company common stock from time to time depending on prevailing market conditions and available cash.

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

Retirement Benefit Liabilities

Sunoco has both funded and unfunded noncontributory defined benefit pension plans which provide retirement benefits for approximately one-half of its employees. Sunoco also has postretirement benefit plans which provide health care benefits for substantially all of its retirees. The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees. The levels of required retiree contributions to these plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. In addition, in 1993, Sunoco implemented a dollar cap on its future contributions for its principal postretirement health care benefits plan, which significantly reduces the impact of future cost increases on the estimated postretirement benefit expense and benefit obligation.

The principal assumptions that impact the determination of both expense and benefit obligations for Sunoco’s pension plans are the discount rate, the long-term expected rate of return on plan assets and the rate of compensation increase. The discount rate and the health care cost trend are the principal assumptions that impact the determination of expense and benefit obligations for Sunoco’s postretirement health care benefit plans.

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality (AA rated) corporate bonds with maturities that reflect the duration of Sunoco’s pension and other postretirement benefit obligations. The present values of Sunoco’s future pension and other postretirement obligations were determined using discount rates of 5.85 and 5.80 percent, respectively, at December 31, 2006 and 5.60 and 5.50 percent, respectively, at December 31, 2005. Sunoco’s expense under these plans is determined using the discount rate as of the beginning of the year, which for pension plans was 5.60 percent for 2006, 5.75 percent for 2005, 6.00 percent for 2004, and will be 5.85 percent for 2007, and for postretirement plans was 5.50 percent for 2006, 5.50 percent for 2005, 6.00 percent for 2004, and will be 5.80 percent for 2007.

The long-term expected rate of return on plan assets was assumed to be 8.25 percent for 2006, 8.50 percent for 2005 and 8.75 percent for 2004, while the rate of compensation increase was assumed to be 4.00 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets and a rate of compensation increase of 4.00 percent will be used to determine Sunoco’s pension expense for 2007. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities. In determining pension expense, the Company applies the expected rate of return to the market-related value of plan assets at the beginning of the year, which is determined using a quarterly average of plan assets from the preceding year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return which is subject to considerable year-to-year variability. As permitted by existing accounting rules, the Company does not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience are fully recognized in the consolidated balance sheet as a reduction in prepaid retirement costs and an increase in the retirement liability with a corresponding charge initially to the accumulated other comprehensive loss component of shareholders’ equity. If such actuarial gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into income as a component of pension or postretirement benefits expense over the average remaining service period of plan participants still employed with the Company, which currently is approximately 11 years. At December 31, 2006, the accumulated net actuarial loss for defined benefit and postretirement benefit plans was $309 and $73 million, respectively. For 2006, the pension plan assets generated a return of 13.3 percent, compared to 8.7 percent in 2005 and 12.2 percent in 2004. For the 15-year period ended December 31, 2006, the compounded annual investment return on Sunoco’s pension plan assets was 9.6 percent.

The asset allocation for Sunoco’s pension plans at December 31, 2006 and 2005 and the target allocation of plan assets for 2007, by asset category, are as follows:

		December 31
(In Percentages)	2007 Target*	2006	2005
Asset category:
Equity securities	60%	65%	65%
Debt securities	35	32	32
Other	5	3	3
Total	100%	100%	100%
*	These target allocation percentages have been in effect since 1999.

The rate of compensation increase assumption has been indicative of actual increases during the 2004-2006 period.

The initial health care cost trend assumptions used to compute the accumulated postretirement benefit obligation were increases of 10.0 percent, 11.0 percent and 10.3 percent at December 31, 2006, 2005 and 2004, respectively. These trend rates were assumed to decline gradually to 5.5 percent in 2012 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement benefits expense and benefit obligations that would occur in 2007 from a change in the indicated assumptions:

(Dollars in Millions)	Change in Rate	Expense	Benefit Obligations*
Pension benefits:
Decrease in the discount rate	.25%	$6	$38
Decrease in the long-term expected rate of return on plan assets	.25%	$3	$—
Increase in rate of compensation	.25%	$2	$8
Postretirement benefits:
Decrease in the discount rate	.25%	$1	$9
Increase in the annual health care cost trend rates	1.00%	$1	$9
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations for postretirement benefit plans.

Long-Lived Assets

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. There have been no significant changes in the useful lives of the Company’s plants and equipment during the 2004-2006 period.

A decision to dispose of an asset may necessitate an impairment review. In this situation, an impairment would be recognized for any excess of the carrying amount of the long-lived asset over its fair value less cost to sell.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; technological developments resulting in obsolescence; changes in demand for the Company’s products or in end-use goods manufactured by others utilizing the Company’s products as raw materials; changes in the Company’s business plans or those of its major customers, suppliers or other business partners; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of capital, operating or environmental remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under “Forward-Looking Statements” below.

A long-lived asset that is not held for sale is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for the Company’s long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment. There were no asset impairments during the 2004-2006 period.

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

Sunoco’s accrual for environmental remediation activities amounted to $121 million at December 31, 2006. This accrual is for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. In the above instances, if a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” requires that the minimum of the range be accrued unless some other point in the range is more likely, in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2006, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $85 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $5 million at December 31, 2006. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact several of Sunoco’s facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

Under various environmental laws, including RCRA, Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company’s major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

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

Future costs for environmental remediation activities at the Company’s marketing sites will also be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE.

In summary, total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of other parties.

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2006, see Note 1 to the consolidated financial statements.

Forward-Looking Statements

Some of the information included in this Annual Report to Shareholders contains “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). These forward-looking statements discuss estimates, goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management as well as assumptions made by, and information currently available to, Sunoco. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “scheduled,” “should,” or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. Although management believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

•	Changes in refining, marketing and chemical margins;

•	Variation in petroleum-based commodity prices and availability of crude oil and feedstock supply or transportation;

•	Effects of transportation disruptions;

•	Changes in the price differentials between light-sweet and heavy-sour crude oils;

•	Changes in the marketplace which may affect supply and demand for Sunoco’s products;

•	Changes in competition and competitive practices, including the impact of foreign imports;

•	Effects of weather conditions and natural disasters on the Company’s operating facilities and on product supply and demand;

•	Age of, and changes in, the reliability, efficiency and capacity of, the Company’s operating facilities or those of third parties;

•	Changes in the level of capital expenditures or operating expenses;

•

Effects of adverse events relating to the operation of the Company’s facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	Changes in the expected level of environmental capital, operating or remediation expenditures;

•	Delays and/or costs related to construction, improvements and/or repairs of facilities (including shortages of skilled labor, the issuance of applicable permits and inflation);

•	Changes in product specifications;

•	Availability and pricing of ethanol;

•	Political and economic conditions in the markets in which the Company, its suppliers or customers operate, including the impact of potential terrorist acts and international hostilities;

•	Military conflicts between, or internal instability in, one or more oil producing countries, governmental actions and other disruptions in the ability to obtain crude oil;

•	Ability to conduct business effectively in the event of an information systems failure;

•	Ability to identify acquisitions, execute them under favorable terms and integrate them into the Company’s existing businesses;

•	Ability to enter into joint ventures and other similar arrangements under favorable terms;

•	Changes in the availability and cost of debt and equity financing;

•	Changes in the credit ratings assigned to the Company’s debt securities or credit facilities;

•	Changes in insurance markets impacting costs and the level and types of coverage available;

•	Changes in tax laws or their interpretations, including pension funding requirements;

•	Changes in financial markets impacting pension expense and funding requirements;

•	Risks related to labor relations and workplace safety;

•	Nonperformance or force majeure by, or disputes with, major customers, suppliers, dealers, distributors or other business partners;

•	General economic, financial and business conditions which could affect Sunoco’s financial condition and results of operations;

•	Changes in, or new, statutes and government regulations or their interpretations, including those relating to the environment and global warming;

•	Claims of the Company’s noncompliance with statutory and regulatory requirements; and

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).

Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on the COSO criteria. Ernst & Young LLP, the Company’s independent registered public accounting firm, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting, which appears on page 42.

John G. Drosdick

Chairman, Chief Executive Officer and President

Thomas W. Hofmann

Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Sunoco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Sunoco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Sunoco, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sunoco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Sunoco, Inc. and subsidiaries and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 23, 2007

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for accounting for employee stock compensation plans and defined benefit pension and other postretirement plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sunoco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 23, 2007

Consolidated Statements of Income	Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares, Except Per-Share Amounts)
For the Years Ended December 31	2006	2005	2004
Revenues
Sales and other operating revenue (including consumer excise taxes)	$38,636	$33,754	$25,468
Interest income	34	23	10
Other income (loss), net (Notes 2, 3 and 4)	45	(13)	30
	38,715	33,764	25,508
Costs and Expenses
Cost of products sold and operating expenses	32,947	28,028	20,734
Consumer excise taxes	2,634	2,588	2,282
Selling, general and administrative expenses	881	946	873
Depreciation, depletion and amortization	459	429	409
Payroll, property and other taxes	125	124	118
Interest cost and debt expense	105	94	108
Interest capitalized	(16)	(25)	(11)
	37,135	32,184	24,513
Income before income tax expense	1,580	1,580	995
Income tax expense (Note 4)	601	606	390
Net Income	$979	$974	$605
Earnings Per Share of Common Stock (Note 16):
Basic	$7.63	$7.13	$4.08
Diluted	$7.59	$7.08	$4.04
Weighted-Average Number of Shares Outstanding (Notes 5 and 16):
Basic	128.3	136.6	148.2
Diluted	129.0	137.5	149.8
Cash Dividends Paid Per Share of Common Stock (Note 16)	$.95	$.75	$.575

(See Accompanying Notes)

Consolidated Balance Sheets	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
At December 31	2006	2005
Assets
Current Assets
Cash and cash equivalents	$263	$919
Accounts and notes receivable, net	2,440	1,754
Inventories (Note 6)	1,219	799
Deferred income taxes (Note 4)	93	215
Total Current Assets	4,015	3,687
Investments and long-term receivables (Note 7)	129	143
Properties, plants and equipment, net (Note 8)	6,365	5,658
Deferred charges and other assets (Note 10)	473	443
Total Assets	$10,982	$9,931
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$3,615	$3,014
Accrued liabilities	559	642
Short-term borrowings (Note 11)	275	—
Current portion of long-term debt (Note 12)	7	177
Taxes payable	299	338
Total Current Liabilities	4,755	4,171
Long-term debt (Note 12)	1,705	1,234
Retirement benefit liabilities (Note 9)	523	525
Deferred income taxes (Note 4)	829	817
Other deferred credits and liabilities (Note 13)	477	486
Commitments and contingent liabilities (Note 14)
Minority interests (Note 15)	618	647
Shareholders’ Equity (Notes 16 and 17)
Common stock, par value $1 per share
Authorized—400,000,000 shares;
Issued, 2006—280,746,662 shares;
Issued, 2005—279,988,625 shares	281	280
Capital in excess of par value	1,634	1,587
Earnings employed in the business	4,622	3,766
Accumulated other comprehensive loss	(176)	(192)
Common stock held in treasury, at cost 2006—159,445,766 shares; 2005—146,838,655 shares	(4,286)	(3,390)
Total Shareholders’ Equity	2,075	2,051
Total Liabilities and Shareholders’ Equity	$10,982	$9,931

(See Accompanying Notes)

Consolidated Statements of Cash Flows	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
For the Years Ended December 31	2006	2005	2004
Increases (Decreases) in Cash and Cash Equivalents
Cash Flows from Operating Activities:
Net income	$979	$974	$605
Adjustments to reconcile net income to net cash provided by operating activities:
Phenol supply contract dispute loss (payment)	(95)	95	—
Loss on early extinguishment of debt	—	—	53
Proceeds from power contract restructuring	—	48	—
Depreciation, depletion and amortization	459	429	409
Deferred income tax expense	117	3	123
Payments in excess of expense for retirement plans	(32)	(39)	(28)
Changes in working capital pertaining to operating activities, net of effect of acquisitions:
Accounts and notes receivable	(537)	(466)	(214)
Inventories	(418)	(34)	(136)
Accounts payable and accrued liabilities	524	975	771
Taxes payable	(39)	19	138
Other	26	65	26
Net cash provided by operating activities	984	2,069	1,747
Cash Flows from Investing Activities:
Capital expenditures	(1,019)	(970)	(832)
Acquisitions (Note 2)	(123)	(105)	(431)
Proceeds from divestments	50	55	200
Other	3	(15)	3
Net cash used in investing activities	(1,089)	(1,035)	(1,060)
Cash Flows from Financing Activities:
Net proceeds from (repayments of) short-term borrowings	275	(100)	100
Net proceeds from issuance of long-term debt	778	99	416
Repayments of long-term debt	(481)	(70)	(642)
Premiums paid on early extinguishment of debt	—	—	(50)
Net proceeds from issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 15)	110	160	129
Purchase of minority interest in Jewell cokemaking operations (Notes 2 and 15)	(155)	—	—
Cash distributions to investors in cokemaking operations	(43)	(38)	(36)
Cash distributions to investors in Sunoco Logistics Partners L.P.	(48)	(28)	(20)
Cash dividend payments	(123)	(103)	(86)
Purchases of common stock for treasury	(871)	(435)	(568)
Proceeds from issuance of common stock under management incentive and employee option plans	7	14	52
Other	—	(19)	(8)
Net cash used in financing activities	(551)	(520)	(713)
Net increase (decrease) in cash and cash equivalents	(656)	514	(26)
Cash and cash equivalents at beginning of year	919	405	431
Cash and cash equivalents at end of year	$263	$919	$405

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders’ Equity

(Dollars in Millions, Shares in Thousands)						Sunoco, Inc. and Subsidiaries
		Shareholders’ Equity
		Common Stock					Common Stock Held in Treasury
	Comprehensive Income	Shares	Par Value	Capital in Excess of Par Value	Earnings Employed in the Business	Accumulated Other Comprehensive Loss	Shares	Cost
At December 31, 2003		273,602	$274	$1,415	$2,376	$(187)	122,840	$2,322
Net income	$605	—	—	—	605	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $12)	24	—	—	—	—	24	—	—
Net hedging gains (net of related tax expense of $5)	10	—	—	—	—	10	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $6)	(11)	—	—	—	—	(11)	—	—
Cash dividend payments	—	—	—	—	(86)	—	—	—
Purchases for treasury	—	—	—	—	—	—	15,910	568
Issued under management incentive and employee option plans	—	4,587	4	68	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	5	—	—	—	—
Other	—	60	—	29	—	—	843	29
Total	$628

At December 31, 2004		278,249	$278	$1,517	$2,895	$(164)	139,593	$2,919
Net income	$974	—	—	—	974	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax benefit of $41)	(25)	—	—	—	—	(25)	—	—
Net hedging gains (net of related tax expense of $5)	7	—	—	—	—	7	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $7)	(10)	—	—	—	—	(10)	—	—
Cash dividend payments	—	—	—	—	(103)	—	—	—
Purchases for treasury	—	—	—	—	—	—	6,740	435
Issued under management incentive plans	—	1,670	2	31	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	8	—	—	—	—
Other	—	70	—	31	—	—	506	36
Total	$946

At December 31, 2005		279,989	$280	$1,587	$3,766	$(192)	146,839	$3,390
Net income	$979	—	—	—	979	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $110) (Note 1)	160	—	—	—	—	160	—	—
Adjustment to accumulated other comprehensive loss for change in accounting for retirement benefit liabilities (net of related tax benefit of $131) (Note 1)	—	—	—	—	—	(192)	—	—
Net hedging gains (net of related tax expense of $33)	48	—	—	—	—	48	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $6)	(9)	—	—	—	—	(9)	—	—
Unrealized gain on available-for-sale securities (net of related tax expense of $6)	9	—	—	—	—	9	—	—
Cash dividend payments	—	—	—	—	(123)	—	—	—
Purchases for treasury	—	—	—	—	—	—	12,239	871
Issued under management incentive plans	—	753	1	24	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	17	—	—	—	—
Other	—	5	—	6	—	—	368	25
Total	$1,187

At December 31, 2006		280,747	$281	$1,634	$4,622	$(176)	159,446	$4,286

(See Accompanying Notes)

Notes to Consolidated Financial Statements	Sunoco, Inc. and Subsidiaries

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

Stock Split

Share and per-share data (except par value) presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005 (Note 16).

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

Goodwill and Intangible Assets

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, and indefinite-lived intangible assets are tested for impairment at least annually rather than being amortized. Sunoco determined during the 2004-2006 period that no such assets were impaired. Intangible assets with finite useful lives are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the intangible assets is consumed.

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

Retirement Benefit Liabilities

At December 31, 2006, prior to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”) (see below), the Company recorded a $160 million favorable minimum pension liability adjustment to the accumulated other comprehensive loss component of shareholders’ equity due to improvements in the funded status of the Company’s defined benefit pension plans. Under the predecessor accounting rules, a minimum pension liability adjustment was required in shareholders’ equity at December 31, 2005 to reflect the unfunded accumulated benefit obligation relating to these plans that existed at that time.

Effective December 31, 2006, the Company adopted SFAS No. 158, which amended Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” and Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” SFAS No. 158, among other things, requires that the funded status of defined benefit and postretirement benefit plans be fully recognized on the balance sheet. The funded status is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Under the new accounting, previously unrecognized actuarial gains (losses) and prior service costs (benefits) are recognized in the consolidated balance sheet as a reduction in prepaid retirement costs and an increase in the retirement benefit liability with a corresponding charge or credit initially to the accumulated other comprehensive loss component of shareholders’ equity. The charge or credit to shareholders’ equity, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense. Upon adoption of SFAS No. 158, the Company recorded an after-tax charge totaling $192 million to the accumulated other comprehensive loss component of shareholders’ equity at December 31, 2006. The adoption of SFAS No. 158 had no impact on Sunoco’s 2006 consolidated statement of income.

The following table sets forth the changes in 2006 in the accumulated other comprehensive loss balance in shareholders’ equity related to pensions and other postretirement benefits:

(Millions of Dollars)
Balance at beginning of year	$(191)
Minimum pension liability adjustment	160
Adjustment pertaining to adoption of SFAS No. 158	(192)
Balance at end of year	$(223)

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

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), utilizing the modified-prospective method. SFAS No. 123R revised the accounting for stock-based compensation required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Among other things, SFAS No. 123R requires a fair-value-based method of accounting for share-based payment transactions, which is similar to the method followed by the Company under the provisions of SFAS No. 123. SFAS No. 123R also requires the use of a non-substantive vesting period approach for new share-based payment awards that vest when an employee becomes retirement eligible as is the case under Sunoco’s share-based awards (i.e., the vesting period cannot exceed the date an employee becomes retirement eligible). The effect is to accelerate expense recognition compared to the vesting period approach that Sunoco previously followed under SFAS No. 123.

Adoption of SFAS No. 123R resulted in $7 million higher after-tax compensation expense in 2006 compared to what it otherwise would have been under SFAS No. 123, primarily due to the accelerated expense recognition. The future impact of the non-substantive vesting period will be dependent upon the value of future stock-based awards granted to employees who are eligible to retire prior to the normal vesting periods of the awards.

Asset Retirement Obligations

At December 31, 2005, Sunoco implemented FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FASB Interpretation No. 47”). FASB Interpretation No. 47 clarifies that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FASB Interpretation No. 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated. FASB Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In conjunction with the implementation of FASB Interpretation No. 47, at December 31, 2005, Sunoco recorded an increase in asset retirement obligations of $57 million and a related increase in net properties, plants and equipment of $47 million primarily attributable to product storage tanks at Company facilities. The $10 million cumulative effect of this accounting change ($6 million after tax) has been included in cost of products sold and operating expenses in the 2005 consolidated statement of income. Sunoco did not reflect the $6 million after-tax charge as a cumulative effect of accounting change as it was not material. At December 31, 2006, Sunoco’s liability for asset retirement obligations amounted to $68 million. Sunoco has legal asset retirement obligations for several other assets at its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

New Accounting Principle

In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB Interpretation No. 48”), was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” by prescribing the minimum recognition threshold and measurement attribute a tax position taken or expected to be taken on a tax return is required to meet before being recognized in the financial statements. Sunoco is currently evaluating the impact of FASB Interpretation No. 48, which must be implemented effective January 1, 2007.

2. Changes in Business and Other Matters

Acquisitions

Eagle Point Refinery and Related Assets—Effective January 13, 2004, Sunoco completed the purchase of the Eagle Point refinery and related assets from El Paso Corporation (“El Paso”) for $250 million, including inventory. In connection with this transaction, Sunoco also assumed certain environmental and other liabilities. The Eagle Point refinery is located in Westville, NJ, near the Company’s existing Northeast Refining operations. The acquisition of the Eagle Point refinery complements and enhances the Company’s refining operations in the Northeast and enables the capture of significant synergies in Northeast Refining. The related assets acquired include certain pipeline and other logistics assets associated with the refinery which Sunoco subsequently sold in March 2004 for $20 million to Sunoco Logistics Partners L.P. (the “Partnership”), the consolidated master limited partnership, which is 43 percent owned by Sunoco and conducts a substantial portion of the Company’s logistics operations. No gain or loss was recognized on this transaction.

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

Service Stations—In the second quarter of 2004, Sunoco completed the purchase of 340 retail outlets operated under the Mobil® brand from ConocoPhillips for $181 million, including inventory. Of the total sites acquired, 50 were owned outright and 62 were subject to long-term leases. The remaining network consisted of contracts to supply 34 dealer-owned and operated locations and 194 branded distributor-owned sites. These outlets, which included 31 sites that are Company-operated and have convenience stores, are located primarily in Delaware, Maryland, Virginia and Washington, D.C. These sites have been re-branded to Sunoco® gasoline and APlus® convenience stores. This acquisition fits the Company’s long-term strategy of building a retail and convenience store network designed to provide attractive long-term returns.

The purchase price for the service stations acquired has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of this transaction on Sunoco’s consolidated financial position:

(Millions of Dollars)
Increase in:
Inventories	$1
Properties, plants and equipment, net	133
Deferred charges and other assets	48	*
Accrued liabilities	(1)
Cash paid for acquisition	$181
*	Consists of $10 million allocated to goodwill and $38 million allocated to contracts with dealers and distributors. The values of the dealer and distributor contracts are being amortized primarily on a straight-line basis over periods ranging from 10 to 15 years, which represent the expected lives of the Company’s affiliations with these dealers and distributors. The unamortized cost related to the dealer and distributor contracts amounted to $28 million at December 31, 2006.

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

Logistics Assets—In March 2006, the Partnership purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from affiliates of Black Hills Energy, Inc. (“Black Hills”) for $41 million and the other from affiliates of Alon USA Energy, Inc. (“Alon”) for $68 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory. In August 2006, the Partnership purchased from Sunoco for $65 million a company that has a 55 percent interest in Mid-Valley Pipeline Company (“Mid-Valley”), a joint venture which owns a crude oil pipeline system in the Midwest.

In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million. In December 2005, the Partnership completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37.0 percent ownership interest.

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

Sunoco did not recognize any gain or loss on the Mid-Valley transaction. The purchase prices of the other acquisitions have been included in properties, plants and equipment in the consolidated balance sheets (except for $2 million allocated to inventories related to the Black Hills acquisition). No pro forma information has been presented since the acquisitions were not material in relation to Sunoco’s consolidated results of operations.

Minority Interest in Jewell Cokemaking Operations—In December 2006, Sunoco completed the purchase of a third party’s minority interest in the Jewell cokemaking operations for $155 million. In connection with this transaction, Sunoco recognized a $5 million loss ($3 million after tax) as a result of the settlement of a preexisting financial relationship attributable to the investor’s interest in the Partnership (Note 3).

The purchase price has been tentatively allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of the acquisition and related loss on Sunoco’s consolidated financial position:

(Millions of Dollars)
Increase in:
Properties, plants and equipment, net	$47
Deferred charges and other assets	11	*
Decrease in:
Deferred income taxes	2
Minority interests	92
Shareholders’ equity	3
Cash paid for acquisition	$155
*	Consists of $3 million allocated to goodwill and $8 million allocated to a sales contract with a customer.

No pro forma information has been presented since the impact of the acquisition was not material in relation to Sunoco’s consolidated results of operations.

Divestments

Retail Portfolio Management Program—During the 2004-2006 period, Sunoco generated $189 million of divestment proceeds related to the sale of 338 sites under a retail portfolio management (“RPM”) program to selectively reduce the Company’s invested capital in Company-owned or leased marketing sites. Most of the sites were converted to contract dealers or distributors thereby retaining most of the gasoline sales volume attributable to the divested sites within the Sunoco branded business. During 2006, 2005 and 2004, net gains of $17, $8 and $11 million, respectively ($10, $5 and $7 million after tax, respectively) were recognized as gains on divestments in other income (loss), net, in the consolidated statements of income in connection with the RPM program.

Private Label Credit Card Program—During 2004, Sunoco sold its private label consumer and commercial credit card business and related accounts receivable to Citibank. In connection with this divestment, Sunoco received $100 million in cash proceeds (primarily due to the sale of existing accounts receivable), recognized a $3 million gain on the divestment ($2 million after tax) and established a $3 million accrual ($2 million after tax) that has been paid out for employee terminations under a postemployment plan and for other exit costs. In addition, the two companies signed a seven-year agreement for Citibank to operate and service the Sunoco private label credit card program.

Belvieu Environmental Fuels—In 2004, Sunoco sold its one-third partnership interest in Belvieu Environmental Fuels (“BEF”), a joint venture that owns and operates an MTBE production facility in Mont Belvieu, TX, to Enterprise Products Operating L.P. (“Enterprise”) for $15 million in cash, resulting in a $13 million loss on divestment ($8 million after tax). This charge is included as a loss on divestment in other income (loss), net, in the 2004 consolidated statement of income. In connection with the sale, Sunoco has retained one-third of any liabilities and damages arising from any claims resulting from the ownership of the assets and liabilities of BEF for the period prior to the divestment date, except for any on-site environmental claims which are retained by Enterprise. Due to the nature of this indemnification, the Company cannot estimate the fair value, nor determine the total amount of the indemnification, if any.

Plasticizer Business—During 2003, Sunoco announced its decision to sell its plasticizer business and recorded a $23 million provision ($15 million after tax) to write down the assets held for sale to their estimated fair values less costs to sell and established a $5 million accrual ($2 million after tax) that has been paid out for employee terminations under a postemployment plan and for other exit costs. Sunoco sold this business and related inventory in January 2004 to BASF for approximately $90 million in cash.

Other Matters

Phenol Supply Contract Dispute—During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. (“Honeywell”) for phenol produced at Sunoco’s Philadelphia chemical plant from June 2003 through April 2005. In January 2006, the arbitrator ruled that Sunoco should bill Honeywell based on the pricing formula established in the arbitration until a second arbitration finalized pricing for 2005 and beyond under provisions of a supply agreement which provide for a price reopener on and after January 1, 2005. Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed, of which $27, $48 and $20 million pertained to 2005, 2004 and 2003, respectively. Such damages, which were paid to Honeywell in April 2006, were recorded as a charge against earnings in other income (loss), net, in the 2005 consolidated statement of income. In March 2006, a U.S. District Court judge upheld the first arbitrator’s ruling. In July 2006, the second arbitrator ruled that the pricing through July 2009 should be based essentially on the pricing formula established in the first arbitration. The prices charged to Honeywell during 2006 have been based on this formula.

Power Contract Restructuring—In December 2004, Sunoco and a subsidiary of FPL Energy (“FPL”) agreed to a restructuring of an agreement under which Sunoco may purchase steam from a natural gas fired cogeneration power plant owned and operated by FPL at Sunoco’s Marcus Hook refinery. Under the restructured terms, FPL surrendered its easement interest in land adjacent to the power plant on which four auxiliary boilers were constructed, thereby transferring ownership of the auxiliary boilers with an estimated fair market value of $33 million, to Sunoco. FPL operates the auxiliary boilers on Sunoco’s behalf. When the cogeneration plant is in operation, Sunoco has the option to purchase steam from the facility at a rate equivalent to that set forth in the original agreement. As part of the restructuring, Sunoco has agreed to a long-term lease to FPL of the land on which the cogeneration facility was constructed and to modify certain terms in the existing agreement for an aggregate cash payment of $48 million, most of which is attributable to prepaid rent. Sunoco received this $48 million payment in January 2005. No gain or loss was recognized in connection with the restructuring. Upon completion of the restructured agreement in January 2005, deferred revenue of $81 million was recorded in other deferred credits and liabilities in the consolidated balance sheet, which is being amortized into income over the 30-year contract term.

3. Other Income (Loss), Net

(Millions of Dollars)	2006	2005	2004
Gain pertaining to income tax matters (Note 4)	$—	$3	$28
Loss on phenol supply contract dispute (Note 2)	—	(95)	—
Loss on early extinguishment of debt (Note 12)	—	—	(53)
Equity income:
Pipeline joint ventures (Notes 2 and 7)	22	16	19
Other	4	10	7
Noncash (increase) reduction in minority interests in cokemaking operations (Note 15)	(3)	15	5
Loss pertaining to purchase of minority interest in Jewell cokemaking operations (Note 2)	(5)	—	—
Gain on divestments (Note 2)	18	10	5
Other	9	28	19
	$45	$(13)	$30

4. Income Taxes

The components of income tax expense are as follows:

(Millions of Dollars)	2006	2005	2004
Income taxes currently payable:
U.S. federal	$370	$470	$212
State and other	114	133	55
	484	603	267
Deferred taxes:
U.S. federal	122	—	100
State and other	(5)	3	23
	117	3	123
	$601	$606	$390

The reconciliation of income tax expense at the U.S. statutory rate to the income tax expense is as follows:

(Millions of Dollars)	2006	2005	2004
Income tax expense at U.S. statutory rate of 35 percent	$553	$553	$348
Increase (reduction) in income taxes resulting from:
Manufacturers’ deduction	(13)	(14)	—
Income tax settlements	—	(19)	(5)
State and other income taxes, net of federal income tax effects (see below)	71	88	51
Other	(10)	(2)	(4)
	$601	$606	$390

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

	December 31
(Millions of Dollars)	2006	2005
Deferred tax assets:
Retirement benefit liabilities	$199	$197
Environmental remediation liabilities	36	43
Other liabilities not yet deductible	234	290
Inventories	62	144
Other	39	56
Valuation allowance*	(2)	(3)
	568	727
Deferred tax liabilities:
Properties, plants and equipment	(1,253)	(1,259)
Other	(51)	(70)
	(1,304)	(1,329)
Net deferred income tax liability	$(736)	$(602)
*	The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2006	2005
Current asset	$93	$215
Noncurrent liability	(829)	(817)
	$(736)	$(602)

Net cash payments for income taxes were $528, $597 and $152 million in 2006, 2005 and 2004, respectively.

During 2006, Sunoco recorded a $10 million net after-tax gain in the consolidated statement of income consisting of a $17 million deferred tax benefit as a result of state tax law changes and a $7 million net provision, primarily attributable to an increase in state income taxes reflecting the impact of an unfavorable court decision against an unrelated taxpayer.

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

5. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted-average number of common shares used to compute basic earnings per share (“EPS”) to those used to compute diluted EPS:

(In Millions)	2006	2005	2004
Weighted-average number of common shares outstanding—basic	128.3	136.6	148.2
Add effect of dilutive stock incentive awards	.7	.9	1.6
Weighted-average number of shares—diluted	129.0	137.5	149.8

6. Inventories

	December 31
(Millions of Dollars)	2006	2005
Crude oil	$325	$317
Petroleum and chemical products	735	322
Materials, supplies and other	159	160
	$1,219	$799

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $2,273 and $2,304 million at December 31, 2006 and 2005, respectively. During 2006, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduction was to increase 2006 results of operations by $20 million after tax.

7. Investments and Long-Term Receivables

	December 31
(Millions of Dollars)	2006	2005
Investments in affiliated companies:
Pipeline joint ventures (Notes 2 and 3)	$85	$86
Other	24	38
	109	124
Accounts and notes receivable	20	19
	$129	$143

Dividends received from affiliated companies amounted to $41, $14 and $23 million in 2006, 2005 and 2004, respectively. Earnings employed in the business at December 31, 2006 include $29 million of undistributed earnings of affiliated companies.

8. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments, at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2006
Refining and supply	$5,491	$2,417	$3,074
Retail marketing*	1,519	659	860
Chemicals	1,373	352	1,021
Logistics	1,541	522	1,019
Coke	616	225	391
	$10,540	$4,175	$6,365
2005
Refining and supply	$4,872	$2,289	$2,583
Retail marketing*	1,504	624	880
Chemicals	1,317	301	1,016
Logistics	1,327	495	832
Coke	556	209	347
	$9,576	$3,918	$5,658
*	Includes retail sites leased to third parties with a gross investment totaling $598 and $593 million at December 31, 2006 and 2005, respectively. Related accumulated depreciation totaled $300 million at both December 31, 2006 and 2005.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2006 for retail sites are as follows (in millions of dollars):

Year ending December 31:
2007	$39
2008	31
2009	20
2010	8
2011	2
Thereafter	—
$100

9. Retirement Benefit Plans

Defined Benefit Pension Plans and Postretirement Health Care Plans

Sunoco has both funded and unfunded noncontributory defined benefit pension plans (“defined benefit plans”) which provide retirement benefits for approximately one-half of its employees. Sunoco also has plans which provide health care benefits for substantially all of its retirees (“postretirement benefit plans”). The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees. The levels of required retiree contributions to postretirement benefit plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. In addition, in 1993, Sunoco implemented a dollar cap on its future contributions for its principal postretirement health care benefits plan.

Defined benefit plans and postretirement benefit plans expense consisted of the following components:

	Defined Benefit Plans			Postretirement Benefit Plans
(Millions of Dollars)	2006	2005	2004	2006	2005	2004
Service cost (cost of benefits earned during the year)	$53	$49	$46	$9	$9	$8
Interest cost on benefit obligations	85	84	86	22	22	24
Expected return on plan assets	(95)	(91)	(84)	—	—	—
Amortization of:
Prior service cost (benefit)	2	3	3	(3)	(5)	(7)
Actuarial losses	33	29	33	3	3	3
	$78	$74	$84	$31	$29	$28

For 2007, amortization of prior service cost (benefit) and actuarial losses is estimated at $2 and $26 million, respectively, for defined benefit plans and $(3) and $3 million, respectively, for postretirement benefit plans.

Defined benefit plans and postretirement benefit plans expense is determined using actuarial assumptions as of the beginning of the year. The following weighted-average assumptions were used to determine defined benefit plans and postretirement benefit plans expense:

	Defined Benefit Plans			Postretirement Benefit Plans
(In Percentages)	2006	2005	2004	2006	2005	2004
Discount rate	5.60%	5.75%	6.00%	5.50%	5.50%	6.00%
Long-term expected rate of return on plan assets	8.25%	8.50%	8.75%
Rate of compensation increase	4.00%	4.00%	4.00%

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2006 and 2005 as well as the funded status and cumulative amounts not yet recognized in net income at December 31, 2006 and 2005:

	Defined Benefit Plans				Postretirement Benefit Plans
	2006		2005
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	2006	2005
Benefit obligations at beginning of year*	$1,391	$153	$1,349	$137	$417	$429
Service cost	47	6	45	4	9	9
Interest cost	76	9	76	8	22	22
Actuarial losses (gains)	(90)	(6)	75	17	9	(13)
Plan amendments	2	(2)	—	—	(1)	—
Benefits paid	(158)	(13)	(154)	(13)	(39)	(40)
Premiums paid by participants	—	—	—	—	11	10
Benefit obligations at end of year*	$1,268	$147	$1,391	$153	$428	$417
Fair value of plan assets at beginning of year**	$1,196		$1,158
Actual return on plan assets	149		92
Employer contributions	100		100
Benefits paid from plan assets	(158)		(154)

Fair value of plan assets at end of year**	$1,287		$1,196

Overfunded (underfunded) accumulated obligation	$95	$(145)	$(50)	$(138)
Provision for future salary increases	(76)	(2)	(145)	(15)

Funded status at end of year	19	(147)	(195)	(153)	$(428)	$(417)
Cumulative amounts not yet recognized in net income:
Prior service costs (benefits)	15	(3)	14	(1)	(19)	(22)
Actuarial losses	253	56	424	69	73	68
	$287	$(94)	$243	$(85)	$(374)	$(371)
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations (“APBO”) for postretirement benefit plans. The accumulated benefit obligations for funded and unfunded defined benefit plans amounted to $1,192 and $145 million, respectively, at December 31, 2006, and $1,246 and $138 million, respectively, at December 31, 2005.
**	There are no plan assets invested in Company stock.

The amounts reflected in the consolidated balance sheets at December 31, 2006 and 2005 pertaining to the defined benefit and postretirement benefit plans are classified as follows:

	Defined Benefit Plans				Postretirement Benefit Plans
(Millions of Dollars)	2006		2005		2006		2005
Deferred charges and other assets:
Prepaid retirement costs	$21	*	$12		$—		$—
Intangible asset	—		16	**	—		—
Retirement benefit liabilities (including current portion)***	(149	)*	(192	)**	(428	)*	(371)
Accumulated other comprehensive loss (before related tax benefit)	321	*	322	**	54	*	—
	$193		$158		$(374)		$(371)
*	In accordance with SFAS No. 158 (Note 1), the cumulative prior service costs (benefits) and actuarial losses not yet recognized in net income have been reflected as accumulated other comprehensive loss at December 31, 2006. A corresponding reduction in prepaid retirement costs and increase in the retirement benefit liabilities has been recorded to reflect the funded status of the retirement benefit plans in the consolidated balance sheet at December 31, 2006.
**	For the intangible asset and accumulated other comprehensive loss, an equivalent additional minimum liability was included in retirement benefit liabilities at December 31, 2005.
***	The current portion of retirement liabilities, which totaled $54 and $38 million at December 31, 2006 and 2005, respectively, is classified in accrued liabilities in the consolidated balance sheets.

The asset allocations attributable to the funded defined benefit plans at December 31, 2006 and 2005 and the target allocation of plan assets for 2007, by asset category, are as follows:

		December 31
(In Percentages)	2007 Target*	2006	2005
Asset category:
Equity securities	60%	65%	65%
Debt securities	35	32	32
Other	5	3	3
Total	100%	100%	100%
*	These target allocation percentages have been in effect since 1999.

The investment strategy of the Company’s funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation.

Management currently anticipates making up to $100 million of voluntary contributions to the Company’s funded defined benefit plans in 2007.

The expected benefit payments through 2016 for the defined benefit and postretirement benefit plans are as follows:

	Defined Benefit Plans
(Millions of Dollars)	Funded Plans	Unfunded Plans	Postretirement Benefit Plans*
Year ending December 31:
2007	$152	$21	$52
2008	$150	$21	$57
2009	$148	$21	$60
2010	$147	$25	$64
2011	$148	$15	$66
2012 through 2016	$660	$62	$387
*	Before premiums paid by participants.

The measurement date for the Company’s defined benefit and postretirement benefit plans is December 31. The following weighted-average assumptions were used at December 31, 2006 and 2005 to determine benefit obligations for the plans:

	Defined Benefit Plans		Postretirement Benefit Plans
(In Percentages)	2006	2005	2006	2005
Discount rate	5.85%	5.60%	5.80%	5.50%
Rate of compensation increase	4.00%	4.00%

The health care cost trend assumption used at December 31, 2006 to compute the APBO for the postretirement benefit plans was an increase of 10.0 percent (11.0 percent at December 31, 2005), which is assumed to decline gradually to 5.5 percent in 2012 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2006:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	$1	$(1)
Effect on APBO	$9	$(8)

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco’s contributions, which are principally based on a percentage of employees’ annual base compensation and are charged against income as incurred, amounted to $24, $24 and $21 million in 2006, 2005 and 2004, respectively.

Sunoco’s principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee’s base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company’s Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 2006, no such borrowings had been approved.

10. Deferred Charges and Other Assets

Deferred charges and other assets consist of the following:

	December 31
(Millions of Dollars)	2006	2005
Goodwill	$125	$122
Propylene supply contract	110	123
Dealer and distributor contracts and other intangible assets	66	64
Restricted cash	42	48
Other	130	86
	$473	$443

During 2003, Sunoco formed a limited partnership with Equistar Chemicals, L.P. (“Equistar”) involving Equistar’s ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell Chemical Company. Under the terms of the partnership agreement, the partnership has agreed to provide Sunoco with 700 million pounds-per-year of propylene pursuant to a 15-year supply contract. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. At the time of the transaction, $160 million was allocated to the propylene supply contract, which is being amortized over the life of the contract in a manner that reflects the future decline in the fixed discount over the contract period.

11. Short-Term Borrowings and Credit Facilities

The Company has a revolving credit facility (the “Facility”), which matures in August 2011. In January 2007, the Facility was amended to increase the amount available under the Facility from $900 million to $1.3 billion. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2006, the Company’s tangible net worth was $2.5 billion and its targeted tangible net worth was $1.5 billion. The Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2006, this ratio was .40 to 1. At December 31, 2006, the Facility was being used to support $275 million of commercial paper (with a weighted-average interest rate of 5.43 percent) and $103 million of floating-rate notes due in 2034 (Note 12).

Sunoco Logistics Partners L.P. has a $300 million revolving credit facility, which matures in November 2010. This facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. It includes a $20 million distribution sublimit that is available for distributions to third-party unitholders and Sunoco. Amounts outstanding under the facility totaled $68 and $107 million at December 31, 2006 and 2005, respectively. The credit facility contains covenants requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt to its consolidated EBITDA (each as defined in the credit facility) and an interest coverage ra -

tio (as defined in the credit facility) of at least 3 to 1. At December 31, 2006, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.9 to 1 and the interest coverage ratio was 4.9 to 1.

12. Long-Term Debt

	December 31
(Millions of Dollars)	2006	2005
9 3/8% debentures, paid in 2006	$—	$56
9% debentures due 2024	65	65
7 3/4% notes due 2009	146	146
7 1/4% notes due 2012	250	250
6 7/8% notes paid in 2006	—	54
6 3/4% notes due 2011	177	177
6 3/4% convertible subordinated debentures due 2012 (Note 16)	7	7
6 1/8% notes due 2016	175	—
5 3/4% notes due 2017	400	—
4 7/8% notes due 2014	250	250
Floating-rate notes (interest of 4.11% at December 31, 2006) due 2034 (Note 11)	103	103
Revolving credit loan, floating interest rate (5.70% at December 31, 2006) due 2010 (Note 11)	68	107
Floating-rate notes paid by Sunoco, as guarantor, in 2006	—	120
Other	75	79
	1,716	1,414
Less: unamortized discount	4	3
current portion	7	177
	$1,705	$1,234

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2007 through 2011 is as follows (in millions of dollars):

2007	$7	2010	$75
2008	$5	2011	$282
2009	$148

Epsilon, the Company’s consolidated joint venture, was unable to repay its $120 million term loan that was due in September 2006 and $31 million of borrowings under its $40 million revolving credit facility that matured in September 2006. Upon such default, the lenders made a demand on Sunoco, Inc., as guarantor, and Sunoco, Inc. satisfied its guarantee obligations in the third quarter of 2006. Sunoco, Inc. is now subrogated to the rights and privileges of the former debtholders. In January 2007, Sunoco, Inc., as subrogee, made a demand for payment of the outstanding amounts, but Epsilon was unable to make payment. Sunoco, Inc., Epsilon and the Epsilon joint- venture partners are currently in litigation to resolve this matter.

In 2006, the Company issued $400 million of 5 3/4 percent senior notes due in 2017 under its shelf registration statement and redeemed its 9 3/8 percent debentures with a book value of $56 million. The Company recognized a loss of less than $1 million on the early extinguishment of the debentures. Also, in 2006, Sunoco Logistics Partners L.P. issued $175 million of 6 1/8 percent senior notes due in 2016 under its shelf registration statement. Proceeds from this offering and from the Partnership’s issuance of 2.7 million limited partnership interests also under its shelf registration statement (Note 15) were used in part to repay the then outstanding borrowings under the Partnership’s revolving credit facility (Note 11) with the balance used to fund a portion of its 2006 growth capital program.

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

The $103 million of floating-rate notes due in 2034, which are remarketed weekly, have been classified as long-term debt as the Company intends to continue the remarketing of the notes. In the event the notes are not remarketed, the Company can refinance them on a long-term basis utilizing its revolving credit facility (Note 11).

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $84, $67 and $98 million in 2006, 2005 and 2004, respectively.

The following table summarizes Sunoco’s long-term debt (including current portion) by issuer:

	December 31
(Millions of Dollars)	2006	2005
Sunoco, Inc.	$1,043	$700
Sunoco Logistics Partners L.P.	492	356
Epsilon Products Company, LLC	—	120
Other	177	235
	$1,712	$1,411

13. Other Deferred Credits and Liabilities

Other deferred credits and liabilities consist of the following:

	December 31
(Millions of Dollars)	2006	2005
Self-insurance accrual	$109	$114
Environmental remediation accrual (Note 14)	85	100
Deferred revenue on power contract restructuring (Note 2)	76	78
Asset retirement obligations	68	66
Other	139	128
	$477	$486

14. Commitments and Contingent Liabilities

Leases and Other Commitments

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2006, 2005 and 2004 amounted to $199, $198 and $197 million, respectively, which include contingent rentals totaling $13, $12 and $15 million, respectively. Approximately 5 percent of total rental expense was recovered through related sub-lease rental income during 2006.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases, including amounts pertaining to lease extension options which are assumed to be exercised, are as follows (in millions of dollars):

	Current Lease Term	Lease Extension Options	Total
Year ending December 31:
2007	$173	$2	$175
2008	140	5	145
2009	116	7	123
2010	100	9	109
2011	59	11	70
Thereafter	244	201	445
Future minimum lease payments	$832	$235	1,067

Less: Sub-lease rental income			(26)
Net minimum lease payments			$1,041

Approximately 36 percent of the aggregate amount of future minimum annual rentals applicable to noncancelable operating leases relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot- market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2006. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

Sunoco is contingently liable under various arrangements which guarantee debt of third parties aggregating to approximately $5 million at December 31, 2006. At this time, management does not believe that it is likely that the Company will have to perform under any of these guarantees.

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

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility. The fixed and determinable amounts of the obligations under these agreements are as follows (in millions of dollars):

Year ending December 31:
2007	$9
2008	8
2009	8
2010	8
2011	8
2012 through 2018	30
Total	71
Less: Amount representing interest	(19)
Total at present value	$52

Payments under these agreements, including variable components, totaled $21, $20 and $19 million for the years 2006, 2005 and 2004, respectively.

Effective January 1, 2001, Sunoco completed the acquisition of Aristech Chemical Corporation (“Aristech”), a wholly owned subsidiary of Mitsubishi Corporation (“Mitsubishi”), for $506 million in cash and the assumption of $163 million of debt. Contingent payments (the “earn out”) could also have been made if realized margins for polypropylene and phenol exceeded certain agreed-upon thresholds through 2006. For 2005, a $14 million payment was earned, which was paid in 2006. This payment was treated as an adjustment to the purchase price. No payment was earned for 2006. In addition, Mitsubishi is responsible for up to $100 million of any potential environmental liabilities of the business identified through 2026 arising out of or related to the period prior to the acquisition date.

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

Existing laws and regulations result in liabilities and loss contingencies for remediation at Sunoco’s facilities and at formerly owned or third-party sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2006	2005
Accrued liabilities	$36	$37
Other deferred credits and liabilities	85	100
	$121	$137

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Marketing Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2003	$43	$74	$7	$15	$5	$2	$146
Accruals	2	20	—	3	2	—	27
Payments	(10)	(21)	(1)	(3)	(3)	—	(38)
Acquisitions and divestments	11	—	(1)	—	—	—	10
Other	2	1	—	—	—	—	3
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$36	$78	$3	$15	$3	$2	$137
Accruals	6	19	1	2	1	—	29
Payments	(9)	(24)	(1)	(5)	(2)	(1)	(42)
Other	1	(4)	—	—	—	—	(3)
At December 31, 2006	$34	$69	$3	$12	$2	$1	$121

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

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2006, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $85 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

Future costs for environmental remediation activities at the Company’s marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2006, Sunoco had been named as a PRP at 36 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s negligible participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $5 million at December 31, 2006. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental regulations occur, such changes could impact multiple Sunoco facilities and formerly owned and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

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

Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $16 million at December 31, 2006 and are included principally in deferred charges and other assets in the consolidated balance sheets.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline, owners and operators of retail gasoline sites, and manufacturers of MTBE, are defendants in approximately 65 cases in 18 states involving the manufacture and use of MTBE in gasoline and MTBE contamination in groundwater. Plaintiffs, which include private well owners, water providers and certain governmental authorities, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminated groundwater. Plaintiffs are asserting primarily product liability claims but additional claims are also being asserted including, nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, exemplary and punitive damages and attorneys’ fees. All of the public water provider cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358). Motions to remand these cases to state courts have been denied. Motions to dismiss were also denied. Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In addition, several of the private well owner cases are moving forward. Sunoco is a focus defendant in two of those cases. Up to this point, for the group of MTBE cases currently pending, there has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of potential exposure. Based on the current law and facts available at this time, Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Many other legal and administrative proceedings are pending or possible against Sunoco from its current and past operations, including proceedings related to commercial and tax disputes, product liability, antitrust, employment claims, leaks from pipelines and underground storage tanks, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances (such as benzene or asbestos) and general environmental claims. The ultimate outcome of pending proceedings and other matters identified above cannot be ascertained at this time; however, it is reasonably possible that some of them could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any one year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2006.

15. Minority Interests

Cokemaking Operations

Sunoco received a total of $309 million in exchange for interests in its Jewell cokemaking operations in two separate transactions in 1995 and 2000. Sunoco also received a total of $415 million in exchange for interests in its Indiana Harbor cokemaking operations in two separate transactions in 1998 and 2002. Sunoco did not recognize any gain as of the dates of these transactions because the third-party investors were entitled to a preferential return on their respective investments.

In December 2006, Sunoco acquired the limited partnership interest of the third-party investor in the Jewell cokemaking operation for $155 million and recognized a $3 million after-tax loss in connection with this transaction (Note 2). As a result, such third-party investor is no longer entitled to any preferential or residual return.

The preferential returns of the investors in the Indiana Harbor cokemaking operations are currently equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continues until the investor entitled to the preferential return recovers its investment and achieves a cumulative annual after-tax return of approximately 10 percent. The preferential return period for the Indiana Harbor operations is projected to end during 2007. The accuracy of this estimate is somewhat uncertain as the length of the preferential return period is dependent upon estimated future cash flows as well as projected tax benefits which could be impacted by their potential phase-out (see below). Higher-than-expected cash flows and tax benefits will shorten the investor’s preferential return period, while lower-than-expected cash flows and tax benefits will lengthen the period. After payment of the preferential return, the investors in the Indiana Harbor operations will be entitled to a minority interest in the related cash flows and tax benefits initially amounting to 34 percent and thereafter declining to 10 percent by 2038.

Under existing tax law, most of the coke production at Jewell and all of the production at Indiana Harbor are not eligible to generate nonconventional fuel tax credits after 2007. In addition, prior to the expiration dates for such credits, they would be phased out, on a ratable basis, if the average annual price of domestic crude oil at the wellhead is within a certain inflation-adjusted price range. (This range was $53.20 to $66.79 per barrel for 2005, the latest year for which the range is available.) The domestic wellhead price averaged $60.03 per barrel for the eleven months ended November 30, 2006. The corresponding price for West Texas Intermediate (“WTI”) crude oil, a widely published reference price for domestic crude oil, was $66.59 per barrel for the eleven months ended November 30, 2006. Based on the Company’s estimate of the domestic wellhead price for the full-year 2006, Sun Coke recorded only 65 percent of the benefit of the tax credits that otherwise would have been available without regard to these phase-out provisions. The estimated impact of this phase-out reduced earnings for 2006 by $8 million after tax. The ultimate amount of the credits to be earned for 2006 will be based upon the average annual price of domestic crude oil at the wellhead.

The energy policy legislation enacted in August 2005 includes additional tax credits pertaining to a portion of the coke production at Jewell, all of the coke production at Haverhill, where operations commenced in March 2005, and all future domestic coke plants placed into service by January 1, 2010. The credits cover a four-year period, effective January 1, 2006 or the date any new facility is placed into service, if later. These tax credits, which are not subject to any phase-out based upon crude oil prices, increased earnings for 2006 by $6 million after tax.

The Company indemnifies the third-party investors for certain tax benefits available to them during the preferential return period in the event the Internal Revenue Service disallows the tax deductions and benefits allocated to the third parties or if there is a change in the tax laws that reduces the amount of nonconventional fuel tax credits. These tax indemnifications are in effect until the applicable tax returns are no longer subject to Internal Revenue Service review. In certain of these cases, if performance under the indemnification is required, the Company also has the option to purchase the remaining third-party investors’ interests. Although the Company believes it is remote that it will be required to make any payments under these indemnifications, at December 31, 2006, the maximum potential payment under these tax indemnifications and the options to purchase the third-party investors’ interests, if exercised, would have been approximately $375 million.

The following table sets forth the minority interest balances and the changes in these balances attributable to the third-party investors’ interests in cokemaking operations:

(Millions of Dollars)	2006	2005	2004
Balance at beginning of year	$234	$287	$328
Nonconventional fuel credit and other tax benefits*	(45)	(57)	(52)
Preferential return*	48	42	47
Cash distributions to third-party investors	(43)	(38)	(36)
Acquisition of third-party investor’s interest in Jewell cokemaking operations (Note 2)	(92)	—	—
Balance at end of year	$102	$234	$287
*	The nonconventional fuel credit and other tax benefits and the preferential return, which comprise the noncash change in the minority interest in cokemaking operations, are included in other income (loss), net, in the consolidated statements of income (Note 3). The preferential return for 2006 includes an $11 million increase ($7 million after tax) attributable to a correction of an error in the computation of the preferential return relating to prior years. Prior-period amounts have not been restated as this adjustment was not deemed to be material.

Logistics Operations

In the second quarter of 2004, Sunoco Logistics Partners L.P., a master limited partnership in which Sunoco has an ownership interest, issued 3.4 million limited partnership units at a price of $39.75 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled $129 million. Coincident with the offering, the Partnership redeemed 2.2 million limited partnership units owned by Sunoco for $83 million. The proceeds from the offering also were principally used by the Partnership to finance its acquisitions during 2004. In the second quarter of 2005, the Partnership issued 2.8 million limited partnership units at a price of $37.50 per unit. Proceeds from the offering, net of underwriting discounts and offering expenses, totaled approximately $99 million. These proceeds were used to redeem an equal number of limited partnership units owned by Sunoco. In the third quarter of 2005, the Partnership issued 1.6 million limited partnership units at a price of $39.00 per unit. Proceeds from the offering, which totaled approximately $61 million, net of underwriting discounts and offering expenses, were used by the Partnership principally to repay a portion of the borrowings under its revolving credit facility. In the second quarter of 2006, the Partnership issued $175 million of senior notes due 2016 and 2.7 million limited partnership units at a price of $43.00 per unit. Proceeds from the 2006 offerings, net of underwriting discounts and offering expenses, totaled approximately $173 and $110 million, respectively. These proceeds were used by the Partnership in part to repay the outstanding borrowings under its revolving credit facility with the balance used to fund a portion of the Partnership’s 2006 growth capital program. Upon completion of the equity offerings, Sunoco’s interest in the Partnership, including its 2 percent general partnership interest, decreased to 43 percent. The accounts of the Partnership continue to be included in Sunoco’s consolidated financial statements.

As of December 31, 2006, Sunoco owned 12.06 million limited partnership units consisting of 6.37 million common units and 5.69 million subordinated units. Distributions on Sunoco’s subordinated units are payable only after the minimum quarterly distributions of $.45 per unit for the common units held by the public and Sunoco, including any arrearages, have been made. The subordinated units convert to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods have been met. In February 2007, 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2006, 2005 and 2004 were paid, all three three-year requirements were satisfied. As a result, all of Sunoco’s subordinated units were converted to common units, 5.69 million in February 2007 and 2.85 million each in February 2006 and February 2005.

The Partnership’s issuance of common units to the public has resulted in an increase in the value of Sunoco’s proportionate share of the Partnership’s equity as the issuance price per unit exceeded Sunoco’s carrying amount per unit at the time of issuance. The resultant gain to Sunoco on these transactions, which totaled approximately $150 million pretax at December 31, 2006, was deferred as a component of minority interest in the Company’s consolidated balance sheet as the common units issued did not represent residual interests in the Partnership at that time due to Sunoco’s ownership of the subordinated units. The deferred gain will be recognized in income during the first quarter of 2007 when Sunoco’s remaining subordinated units converted to common units at which time the common units became the residual interests.

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

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investors’ interests in Sunoco Logistics Partners L.P.:

(Millions of Dollars)	2006	2005	2004
Balance at beginning of year	$397	$232	$104
Net proceeds from public equity offerings	110	160	129
Minority interest share of income*	42	28	19
Increase attributable to Partnership management incentive plan	2	5	—
Cash distributions to third-party investors**	(48)	(28)	(20)
Balance at end of year	$503	$397	$232
*	Included in selling, general and administrative expenses in the consolidated statements of income.
**	During the 2004-2006 period, the Partnership increased its quarterly cash distribution per unit from $.55 to $.8125.

Epsilon Joint Venture Operations

Epsilon Products Company, LLC (“Epsilon”) is a joint venture that consists of polymer-grade propylene operations at Sunoco’s Marcus Hook, PA refinery and an adjacent polypropylene plant. The joint venture is a variable interest entity for which the Company is the primary beneficiary. As such, the accounts of Epsilon are included in Sunoco’s consolidated financial statements. Epsilon was unable to repay its $120 million term loan that was due in September 2006 and $31 million of borrowings under its $40 million revolving credit facility that matured in September 2006. Upon such default, the lenders made a demand on Sunoco, Inc., as guarantor, and Sunoco, Inc. satisfied its guarantee obligations in the third quarter of 2006. Sunoco, Inc. is now subrogated to the rights and privileges of the former debtholders. In January 2007, Sunoco, Inc., as subrogee, made a demand for payment of the outstanding amounts, but Epsilon was unable to make payment. Sunoco, Inc., Epsilon and the Epsilon joint-venture partners are currently in litigation to resolve this matter.

The following table sets forth the minority interest balance and the changes to this balance attributable to the other joint-venture partner’s interest in Epsilon:

(Millions of Dollars)	2006	2005	2004
Balance at beginning of year	$16	$11	$8
Minority interest share of income (loss)*	(3)	5	3
Balance at end of year	$13	$16	$11
*	Included in selling, general and administrative expenses in the consolidated statements of income.

16. Shareholders’ Equity

Each share of Company common stock is entitled to one full vote. The $7 million of outstanding 6 3/4 percent subordinated debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $20.41 per share and are redeemable at the option of the Company. At December 31, 2006, there were 358,745 shares of common stock reserved for this potential conversion (Note 12).

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

The Company increased the quarterly dividend paid on common stock from $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006 and to $.275 per share ($1.10 per year) beginning with the second quarter of 2007.

The Company repurchased in 2006, 2005 and 2004, 12.2, 6.7 and 15.9 million shares, respectively, of its common stock for $871, $435 and $568 million, respectively. In September 2006 and July 2006, the Company announced that its Board had approved additional share repurchase authorizations totaling $1 billion and $500 million, respectively. At December 31, 2006, the Company had a remaining authorization from its Board to repurchase up to $943 million of Company common stock from time to time depending on prevailing market conditions and available cash.

The Company’s Articles of Incorporation authorize the issuance of up to 15 million shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2006, no such shares had been issued.

The following table sets forth the components (net of related income taxes) of the accumulated other comprehensive loss balances in shareholders’ equity:

	December 31
(Millions of Dollars)	2006	2005
Retirement benefit plan funded status adjustment	$(223)	$—
Minimum pension liability adjustment	—	(191)
Hedging activities (Note 18)	38	(1)
Available-for-sale securities	9	—
	$(176)	$(192)

Effective December 31, 2006, the Company adopted SFAS No. 158. The new standard requires that cumulative retirement benefit prior service costs (benefits) and actuarial gains (losses) not yet recognized in net income be reflected as a reduction in prepaid retirement costs and an increase in retirement benefit liabilities with a corresponding charge or credit to the accumulated other comprehensive loss component of shareholders’ equity in order to fully recognized the funded status of the Company’s defined benefit and postretirement benefit plans in the consolidated balance sheet. Under the predecessor accounting rules, a minimum pension liability adjustment was included in the accumulated other comprehensive loss to reflect the unfunded accumulated benefit obligation (Note 1).

17. Management Incentive Plans

Sunoco’s principal management incentive plans are the Executive Incentive Plan (“EIP”) and the Long-Term Performance Enhancement Plan II (“LTPEP II”). The EIP provides for the payment of annual cash incentive awards while the LTPEP II provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. LTPEP II authorizes the use of eight million shares of common stock for awards. At December 31, 2006, 3,685,909 shares of common stock were available for grant. No awards may be granted under LTPEP II after December 31, 2008, unless the Board extends this date to a date no later than December 31, 2013.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), utilizing the modified-prospective method. SFAS No. 123R revised the accounting for stock-based compensation required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Among other things, SFAS No. 123R requires a fair-value-based method of accounting for share-based payment transactions, which is similar to the method followed by the Company under the provisions of SFAS No. 123. SFAS No. 123R also requires the use of a non-substantive vesting period approach for new share-based payment awards that vest when an employee becomes retirement eligible as is the case under Sunoco’s share-based awards (i.e., the vesting period cannot exceed the date an employee becomes retirement eligible). The effect is to accelerate expense recognition compared to the vesting period approach that Sunoco previously followed under SFAS No. 123. Adoption of SFAS No. 123R resulted in $7 million higher after-tax compensation expense in 2006 compared to what it otherwise would have been under SFAS No. 123, primarily due to the accelerated expense recognition. The future impact of the non-substantive vesting period will be dependent upon the value of future stock-based awards granted to employees who are eligible to retire prior to the normal vesting periods of the awards.

The stock options granted under LTPEP II have a 10-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. Under SFAS No. 123, the fair value of the stock options was estimated using the Black-Scholes option pricing model. Use of this model requires the Company to make certain assumptions regarding the term that the options are expected to be outstanding (“expected life”), as well as regarding the risk-free interest rate, the Company’s expected dividend yield and the expected volatility of the Company’s stock price during the period the options are expected to be outstanding. The expected life and dividend yield are estimated based on historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve at the date of grant for periods that are approximately equal to the expected life. The Company uses historical share prices, for a period equivalent to the options’ expected life, to estimate the expected volatility of the Company’s share price. Under SFAS No. 123R, the Company continues to use the Black-Scholes option pricing model to estimate the fair value of stock options. Such fair value has been based on the following weighted-average assumptions:

	2006	2005	2004
Expected life (years)	5	5	5
Risk-free interest rate	4.4%	4.5%	3.8%
Dividend yield	1.5%	1.0%	1.5%
Expected volatility	28.8%	27.7%	27.4%

The following table summarizes information with respect to common stock option awards under Sunoco’s management incentive plans:

	Management Incentive Plans
(Dollars in Millions, Except Per-Share and Per-Option Amounts)	Shares Under Option	Weighted- Average Option Price Per Share	Weighted- Average Fair Value Per Option*	Intrinsic Value
Outstanding, December 31, 2003	6,400,080	$17.27
Granted	821,200	$41.28	$10.96
Exercised	(4,454,192)	$16.01		$77
Canceled	—
Outstanding, December 31, 2004	2,767,088	$26.42
Granted	373,700	$77.54	$22.76
Exercised	(1,612,482)	$20.39		$77
Canceled	—
Outstanding, December 31, 2005	1,528,306	$45.27
Granted	456,325	$68.72	$19.68
Exercised**	(658,190)	$38.05		$20
Canceled	(6,400)	$52.61
Outstanding, December 31, 2006	1,320,041 ***	$56.95		$16
Exercisable, December 31
2004	936,288	$15.56
2005	333,406	$18.94
2006	492,016 ***	$30.47		$16
*	Represents the weighted-average fair value per option granted as of the date of grant.
**	Cash received by the Company upon exercise totaled $7 million and the related tax benefit realized amounted to $8 million.
***	The weighted-average remaining contractual term of outstanding options and exercisable options was 8.4 and 6.5 years, respectively.

Common stock unit awards under the Company’s management incentive plans mature upon completion of a three-year service period or upon attainment of predetermined performance targets during the three-year period. For performance-based awards, adjustments for attainment of performance targets can range from 0-200 percent of the award grant. Awards are payable in cash or common stock. Awards to be paid in cash are classified as liabilities in the Company’s consolidated balance sheets and are re-measured for expense purposes at fair value each period (based on the fair value of an equivalent number of Sunoco common shares at the end of the period) with any change in fair value recognized as an increase or decrease in income. For awards to be settled in common stock, the fair value for expense purposes is based on the closing price of the Company’s shares on the date of grant.

The following tables set forth separately information with respect to common stock unit awards to be settled in cash and awards to be settled in stock under Sunoco’s management incentive plans:

Cash Settled Awards
(Dollars in Millions, Except Per-Share Amounts)	Awards	Weighted- Average Fair Value Per Unit*	Fair/ Intrinsic Value
Nonvested, December 31, 2003	635,030	$19.38
Granted	198,440	$41.28
Performance factor adjustment**	138,000
Vested***	(276,000)	$18.91	$12
Nonvested, December 31, 2004	695,470	$25.72
Granted	99,170	$77.54
Performance factor adjustment**	263,500
Vested***	(527,000)	$15.08	$43
Nonvested, December 31, 2005	531,140	$40.68
Granted	128,980	$68.43
Performance factor adjustment**	233,530
Vested***	(467,060)	$24.51	$31
Nonvested, December 31, 2006	426,590 †	$57.92
*	Represents the weighted-average fair value per unit as of the date of grant.
**	Consists of adjustments to vested performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.
***	Cash payments for vested awards are made in the first quarter of the following year.
†	Includes 82,110 awards attributable to retirement-eligible employees for whom no further service is required.

Stock Settled Awards
(Dollars in Millions, Except Per-Share Amounts)	Awards	Weighted- Average Fair Value Per Unit*	Fair/ Intrinsic Value
Nonvested, December 31, 2003	145,468	$19.18
Granted	46,480	$40.28
Performance factor adjustment**	26,600
Vested	(77,868)	$18.47	$3
Nonvested, December 31, 2004	140,680	$26.49
Granted	3,500	$77.54
Performance factor adjustment**	34,600
Vested	(73,200)	$15.07	$6
Nonvested, December 31, 2005	105,580	$32.36
Granted	115,785	$74.06
Performance factor adjustment**	27,600
Vested	(81,200)	$23.41	$5
Canceled	(4,830)	$46.57
Nonvested, December 31, 2006	162,935	$64.70
*	Represents the weighted-average fair value per unit as of the date of grant.
**	Consists of adjustments to vested performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.

For the years 2006, 2005 and 2004, the Company recognized stock-based compensation expense of $35, $65 and $31 million, respectively, and related tax benefits of $14, $26 and $13 million, respectively. As of December 31, 2006, total compensation cost related to nonvested awards not yet recognized was $25 million, and the weighted-average period over which this cost is expected to be recognized in income is 1.6 years. The stock-based compensation expense and the total compensation cost related to nonvested awards not yet recognized reflect the Company’s estimates of performance factors pertaining to performance-based common stock unit awards. In addition, equity-based compensation expense attributable to Sunoco Logistics Partners L.P. for 2006, 2005 and 2004 amounted to $4, $3 and $4 million, respectively.

18. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco’s current assets (other than inventories and deferred income taxes) and current liabilities (other than the current portion of retirement benefit liabilities) are financial instruments. The estimated fair values of these financial instruments approximate their carrying amounts. At December 31, 2006 and 2005, the estimated fair value of Sunoco’s long-term debt was $1,757 and $1,317 million, respectively, compared to carrying amounts of $1,705 and $1,234 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

The Company guarantees $5 million of debt of third parties. Due to the complexity of these guarantees and the absence of any market for these financial instruments, the Company does not believe it is practicable to estimate their fair value.

Sunoco uses swaps, options, futures, forwards and other derivative instruments for hedging purposes. Sunoco is at risk for possible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged items. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by securities exchanges or are major international financial institutions or corporations with investment-grade credit ratings. Market and credit risks associated with all of Sunoco’s derivative contracts are reviewed regularly by management.

Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company’s electricity and natural gas purchases or sales.

During 2006, Sunoco increased its use of ethanol as an oxygenate component in gasoline in response to the new renewable fuels mandate for ethanol and the discontinuance of the use of MTBE as a gasoline blending component. Currently, most of the ethanol purchased by Sunoco is through normal purchase fixed-price contracts. To reduce the margin risk created by these fixed-price contracts, the Company entered into derivative contracts to sell gasoline at a fixed price to hedge a similar volume of forecasted floating-price gasoline sales over the term of the ethanol contracts. In effect, these derivative contracts have locked in an acceptable differential between the gasoline price and the cost of the ethanol purchases for gasoline blending during this period. As a result of the significant decrease in the price of gasoline, the fair value of these fixed-price gasoline contracts increased $82 million ($48 million after tax) in 2006. As these derivative contracts have been designated as cash flow hedges, this increase in fair value is not initially included in net income but rather is reflected in the net hedging gains component of comprehensive income. The fair value of these contracts at the time the positions are closed is recognized in income when the hedged items are recognized in income, with Sunoco’s margin reflecting the differential between the gasoline sales prices hedged to a fixed price and the cost of fixed-price ethanol purchases. An $11 million net gain ($6 million after tax) was reclassified to net income in 2006, when the hedged items were recognized in net income.

At December 31, 2006, the Company had recorded liabilities totaling $15 million for hedging losses and assets totaling $77 million for hedging gains (including amounts attributable to the fixed-price gasoline sales contracts discussed above), which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during the 2004-2006 period was not material. Open contracts as of December 31, 2006 vary in duration but generally do not extend beyond 2007.

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

The Chemicals segment manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia and Eagle Point refineries. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon joint venture facility. This segment also distributes and markets these products. In September 2004, Sunoco sold its one-third interest in the Mont Belvieu, TX Belvieu Environmental Fuels MTBE production facility to Enterprise Products Operating L.P. In January 2004, a facility in Pasadena, TX, which produces plasticizers, was sold to BASF (Note 2).

The Logistics segment operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics segment has ownership interests in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P. (Note 15).

The Coke segment makes high-quality, blast-furnace coke at facilities located in East Chicago, IN (Indiana Harbor), Vansant, VA (Jewell) and, commencing in March 2005, Franklin Furnace, OH (Haverhill), and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with subsidiaries of a major steel company. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity and the Haverhill plant produces steam that is sold to the Chemicals business. An additional cokemaking facility in Vitória, Brazil is expected to commence limited operations in the first quarter of 2007, with full production expected in mid-2007. Sunoco will be the operator of the Vitória facility. Sunoco currently has a one percent ownership interest in the Vitória facility and expects to invest an additional $35 million in the venture during 2007.

Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses that can be identified with a segment have been included as deductions in determining pretax and after-tax segment income. The remainder are included in Corporate and Other. Also included in Corporate and Other are net financing expenses and other, which consist principally of interest expense, the preferential return of third-party investors in the Company’s cokemaking operations (Note 15) and debt and other financing expenses less interest income and interest capitalized, and significant unusual and infrequently occurring items not allocated to a segment for purposes of reporting to the chief operating decision maker. Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals		Logistics		Coke		Corporate and Other		Consolidated
2006
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$18,140	$13,482	$2,544		$3,995		$475		$—		$38,636
Intersegment	$11,068	$—	$—		$1,837		$10		$—		$—
Pretax segment income (loss)	$1,467	$129	$61		$55		$52		$(184)		$1,580
Income tax (expense) benefit	(586)	(53)	(18)		(19)		(2)		77		(601)
After-tax segment income (loss)	$881	$76	$43		$36		$50		$(107	)*	$979
Equity income	$4	$—	$—		$22		$—		$—		$26
Depreciation, depletion and amortization	$225	$104	$74		$38		$18		$—		$459
Capital expenditures	$712	$112	$62	**	$119	***	$14	†	$—		$1,019
Investments in affiliated companies	$22	$—	$—		$85		$2		$—		$109
Identifiable assets	$5,144	$1,409	$1,598		$1,991		$483		$430	††	$10,982	†††
*	Consists of $58 million of after-tax corporate expenses and $49 million of after-tax net financing expenses and other.
**	Excludes a $14 million purchase price adjustment to the 2001 Aristech Chemical Corporation acquisition attributable to an earn-out payment made in 2006. The earn out, which relates to 2005, was due to realized margins for phenol exceeding certain agreed-upon threshold amounts.
***	Excludes the acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million (Note 2).
†	Excludes $155 million acquisition of the minority interest in the Jewell cokemaking operations (Notes 2 and 15).
††	Consists of Sunoco’s $93 million consolidated deferred income tax asset and $337 million attributable to corporate activities.
†††	After elimination of intersegment receivables.

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics		Coke	Corporate and Other		Consolidated
2005
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$16,620	$11,783	$2,440	$2,497		$414	$—		$33,754
Intersegment	$9,420	$—	$—	$1,983		$6	$—		$—
Pretax segment income (loss)	$1,582	$50	$152	$37		$69	$(310)		$1,580
Income tax (expense) benefit	(635)	(20)	(58)	(15)		(21)	143		(606)
After-tax segment income (loss)	$947	$30	$94	$22		$48	$(167	)*	$974
Equity income	$10	$—	$—	$16		$—	$—		$26
Depreciation, depletion and amortization	$201	$105	$71	$36		$16	$—		$429
Capital expenditures	$687	$117	$55	$79	**	$32	$—		$970
Investments in affiliated companies	$37	$—	$—	$86		$1	$—		$124
Identifiable assets	$3,866	$1,390	$1,583	$1,586		$417	$1,152	***	$9,931	†
*	Consists of $84 million of after-tax corporate expenses, $45 million of after-tax net financing expenses and other, an $18 million net after-tax gain related to income tax matters and a $56 million after-tax loss associated with the Chemicals segment’s phenol supply contract dispute (Notes 2, 3 and 4).
**	Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in Mesa Pipeline (Note 2).
***	Consists of Sunoco’s $215 million consolidated deferred income tax asset and $937 million attributable to corporate activities.
†	After elimination of intersegment receivables.

Segment Information

(Millions of Dollars)	Refining and Supply		Retail Marketing		Chemicals		Logistics		Coke	Corporate and Other		Consolidated
2004
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$11,732		$9,567		$2,197		$1,700		$272	$—		$25,468
Intersegment	$7,125		$—		$—		$1,750		$—	$—		$—
Pretax segment income (loss)	$908		$111		$153		$44		$58	$(279)		$995
Income tax (expense) benefit	(367)		(43)		(59)		(13)		(18)	110		(390)
After-tax segment income (loss)	$541		$68		$94		$31		$40	$(169	)*	$605
Equity income	$5		$—		$2		$19		$—	$—		$26
Depreciation, depletion and amortization	$188		$106		$70		$32		$13	$—		$409
Capital expenditures	$463	**	$103	***	$56	**	$75	**	$135	$—		$832
Investments in affiliated companies	$11		$—		$—		$84		$—	$—		$95
Identifiable assets	$3,125		$1,336		$1,582		$1,254		$374	$485	†	$8,079	††
*

Consists of $67 million of after-tax corporate expenses, $78 million of after-tax net financing expenses and other, an $18 million after-tax gain related to income tax matters, an $8 million after-tax loss on the divestment of the Chemicals segment’s one-third interest in BEF and a $34 million after-tax loss from the early extinguishment of debt in connection with a debt restructuring (Notes 2, 3, 4 and 12).

**

Excludes $250 million acquisition from El Paso Corporation of the Eagle Point refinery and related chemical and logistics assets, which includes inventory. The $250 million purchase price is comprised of $190, $40 and $20 million attributable to Refining and Supply, Chemicals and Logistics, respectively (Note 2).

***	Excludes $181 million acquisition from ConocoPhillips of 340 Mobil® retail outlets located primarily in Delaware, Maryland, Virginia and Washington, D.C., which includes inventory (Note 2).
†	Consists of Sunoco’s $110 million consolidated deferred income tax asset and $375 million attributable to corporate activities.
††	After elimination of intersegment receivables.

The following table sets forth Sunoco’s sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	2006	2005	2004
Gasoline:
Wholesale	$5,633	$5,339	$3,934
Retail	9,490	7,929	6,169
Middle distillates	9,952	8,866	5,764
Residual fuel	1,428	1,509	948
Petrochemicals	3,196	3,014	2,719
Lubricants	562	417	324
Other refined products	622	517	656
Convenience store merchandise	528	535	585
Other products and services	228	204	178
Resales of purchased crude oil	3,888	2,422	1,637
Coke and coal	475	414	272
Consumer excise taxes	2,634	2,588	2,282
	$38,636	$33,754	$25,468

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2006	2005		2004
Refinery crude unit capacity at December 31	900.0	900.0	**	890.0
Input to crude units	840.6	881.0		855.7
Refinery crude unit capacity utilized	93%	98%		97%
* Thousands of barrels daily, except percentages. ** Reflects an increase in January 2005 due to a 10 thousand barrels-per-day adjustment in MidContinent Refining.

Products Manufactured*	2006	2005		2004
Gasoline	436.2	443.4		442.0
Middle distillates	305.5	319.5		300.3
Residual fuel	74.0	76.2		73.0
Petrochemicals	35.6	36.8		38.1
Lubricants	13.2	13.2		13.6
Other	82.2	86.6		82.0
Total production	946.7	975.7		949.0
Less: Production used as fuel in refinery operations	43.9	48.6		46.2
Total production available for sale	902.8	927.1		902.8
*Thousands of barrels daily.

Inventories*	2006	2005		2004
Crude oil	20.6	21.6		21.7
Refined products**	24.3	18.9		19.4

* Millions of barrels at December 31.

** Includes petrochemical inventories produced at Sunoco’s Marcus Hook, Philadelphia, Eagle Point and Toledo refineries, excluding cumene, which is included in the Chemicals segment.

Retail Sales*	2006	2005		2004
Gasoline	303.2	298.3		296.3
Middle distillates	42.9	45.3		42.7
	346.1	343.6		339.0
*Thousands of barrels daily.

Retail Gasoline Outlets	2006	2005		2004
Direct outlets:
Company owned or leased	1,196	1,288		1,396
Dealer owned	564	544		546
Total direct outlets	1,760	1,832		1,942
Distributor outlets	2,931	2,931		2,862
	4,691	4,763		4,804

Other Data	2006	2005	2004
Throughput per Company-owned or leased outlet*	143.5	136.3	132.6
*Thousands of gallons of gasoline and diesel monthly. Chemicals Segment Data

Chemical Sales*	2006	2005	2004
Phenol and related products	2,535	2,579	2,615
Polypropylene	2,243	2,218	2,239
Other	88	91	215
	4,866	4,888	5,069
*Millions of pounds.

Other Data	2006	2005	2004
Chemical inventories*	465	480	437
*Millions of pounds at December 31. Logistics Segment Data

Pipeline Shipments*	2006	2005	2004
Crude oil	21.1	16.3	13.9
Refined products	17.7	17.1	17.2
*Billions of barrel miles. Excludes joint-venture operations.

Terminal Throughputs*	2006	2005	2004
Refined product terminals	392	390	341
Nederland, TX marine terminal	462	458	488
Other terminals	688	702	685
	1,542	1,550	1,514
*Thousands of barrels daily.

Other Data	2006	2005	2004
Crude oil inventory*	2.7	2.0	2.0
*Millions of barrels at December 31. Coke Segment Data*

	2006	2005	2004
Coke production	2,510	2,405	1,965
Coke sales	2,534	2,375	1,953
*	Thousands of tons. Includes amounts attributable to the Haverhill facility from the date operations commenced in March 2005.

Selected Financial Data

(Millions of Dollars or Shares, Except Per-Share Amounts)	2006	2005	2004	2003	2002
Statement of Income Data:
Sales and other operating revenue (including consumer excise taxes)	$38,636	$33,754	$25,468	$17,969	$14,299
Net income (loss)*	$979	$974	$605	$312	$(47)
Per-Share Data**:
Net income (loss):
Basic	$7.63	$7.13	$4.08	$2.03	$(.31)
Diluted	$7.59	$7.08	$4.04	$2.01	$(.31)
Cash dividends on common stock***	$.95	$.75	$.575	$.5125	$.50
Balance Sheet Data:
Cash and cash equivalents	$263	$919	$405	$431	$390
Total assets	$10,982	$9,931	$8,079	$7,053	$6,441
Short-term borrowings and current portion of long-term debt	$282	$177	$103	$103	$2
Long-term debt	$1,705	$1,234	$1,379	$1,498	$1,453
Shareholders’ equity	$2,075	$2,051	$1,607	$1,556	$1,394
Outstanding shares of common stock**	121.3	133.1	138.7	150.8	152.9
Shareholders’ equity per outstanding share**	$17.11	$15.41	$11.59	$10.32	$9.12
*	Includes after-tax gains related to income tax matters totaling $18 and $18 million in 2005 and 2004, respectively, an after-tax gain associated with a retail marketing divestment program in the Midwest totaling $9 million in 2003, an after-tax loss associated with a phenol supply contract dispute totaling $56 million in 2005, after-tax provisions for asset write-downs and other matters totaling $8, $32 and $22 million in 2004, 2003 and 2002, respectively, and an after-tax loss from early extinguishment of debt totaling $34 million in 2004. (See Notes 2, 3, 4 and 12 to the consolidated financial statements.)
**	Share and per-share data presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005. (See Note 16 to the consolidated financial statements.)
***	The Company increased the quarterly dividend paid on common stock from $.125 per share ($.50 per year) to $.1375 per share ($.55 per year) beginning with the fourth quarter of 2003 and then to $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006 and to $.275 per share ($1.10 per year) beginning with the second quarter of 2007.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars, Except Per-Share Amounts and Common Stock Prices)

	2006				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)	$8,569	$10,575	$10,480	$9,012	$7,191	$7,970	$9,345		$9,248
Gross profit*	$355	$925	$805	$452	$423	$632	$846		$750
Net income	$79	$426	$351	$123	$116	$242	$329	**	$287	***
Net income per share of common stock†:
Basic	$.59	$3.24	$2.77	$1.01	$.84	$1.77	$2.41		$2.13
Diluted	$.59	$3.22	$2.76	$1.00	$.83	$1.75	$2.39		$2.12
Cash dividends per share of common stock†	$.20	$.25	$.25	$.25	$.15	$.20	$.20		$.20
Common stock price†—high	$97.25	$88.15	$80.45	$69.42	$53.88	$58.60	$81.49		$85.29
—low	$71.05	$60.34	$57.61	$57.50	$38.10	$46.08	$57.07		$65.00
—end of period	$77.57	$69.29	$62.19	$62.36	$51.76	$56.84	$78.20		$78.38
*	Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
**	Includes an $18 million net after-tax gain related to income tax matters and a $46 million after-tax loss associated with a phenol supply contract dispute.
***	Includes a $10 million after-tax loss associated with a phenol supply contract dispute.
†

Common stock price and per-share data presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005. The Company’s common stock is principally traded on the New York Stock Exchange, Inc. under the symbol “SUN.” The Company had approximately 21,700 holders of record of common stock as of January 31, 2007.