Form 10-K, Exhibit 13
period 2007-12-31
SUNOCO INC
filed 2008-02-27
CIK 95304

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis is management’s analysis of the financial performance of Sunoco, Inc. and subsidiaries (collectively, “Sunoco” or the “Company”) and of significant trends that may affect its future performance. It should be read in conjunction with Sunoco’s consolidated financial statements and related notes. Those statements in Management’s Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 36 for a discussion of the factors that could cause actual results to differ materially from those projected.

Overview

Sunoco’s profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had, and should continue to have, a significant impact on margins and the financial results of the Company.

Throughout most of 2005, 2006 and 2007, refined product margins in Sunoco’s principal refining centers in the Northeast and Midwest were very strong. Such margins benefited from stringent fuel specifications related to sulfur reductions in gasoline and diesel products, supply disruptions in the Gulf Coast in 2005 attributable to Hurricanes Katrina and Rita, strong premiums for ethanol-blended gasoline in 2006 and 2007, generally tight industry refined product inventory levels on a days-supply basis and strong global refined product demand coupled with refinery maintenance/capital improvement downtime, which led to reductions in spare industry refining capacity. Chemical margins were strong during most of 2005 as chemical prices and product demand reflected improving U.S. and global economies, but weakened considerably beginning in late 2005 and continued to decline throughout 2006 and 2007 in response to significantly higher feedstock costs and softening demand.

Sunoco expects that ongoing global product demand growth and limited increases in refining capacity will provide support for continued profitable refining margins, although at somewhat lower levels than the prior three years. However, the completion of major capital projects in 2007 has significantly enhanced the earnings potential of Sunoco’s refining assets and should reduce the adverse impact of a market decline. Furthermore, the Company believes chemical margins will improve slightly in 2008. The absolute level of refined product and chemical margins is difficult to predict as they are influenced by extremely volatile factors in the global marketplace, including the absolute level of crude oil and other feedstock prices, the effects of weather conditions on product supply and demand and the impact of a weakening U.S. economy.

The Company’s future operating results and capital spending plans will also be impacted by environmental matters (see “Environmental Matters” below).

Strategic Actions

Sunoco is committed to improving its performance and enhancing its shareholder value while, at the same time, maintaining its financial strength and flexibility by continuing to:

•	Deliver excellence in health, safety and environmental performance;

•	Increase reliability and realize additional operational improvements of Company assets in each of its businesses;

•	Prudently manage expenses;

•	Efficiently manage capital spending with an increasing emphasis on income improvement projects;

•	Diversify, upgrade and grow the Company’s asset base through strategic acquisitions and investments;

•	Divest assets that do not meet the Company’s return-on-investment criteria;

•	Optimize the Company’s capital structure; and

•	Return cash to the Company’s shareholders through the payment of cash dividends and the repurchase of Company common stock.

Sunoco has undertaken the following initiatives as part of this strategy:

In the Refining and Supply business:

•

Completed a $525 million project in May 2007 to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, which enables an upgrade of an additional 15-20 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production and expands crude oil flexibility;

•

Completed a $53 million project in July 2007 at the Toledo refinery, which expands the facility’s crude processing capability by 10 thousand barrels per day. In 2008, additional work is planned at this facility to expand crude processing capability by an additional 5 thousand barrels per day; and

•	Completed capital projects in 2006 totaling $755 million to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements.

In the Retail Marketing business:

•

Continued the Retail Portfolio Management program during 2007, which selectively reduced its invested capital in Company-owned or leased sites, while retaining most of the gasoline sales volumes attributable to the divested sites. During the 2005-2007 period, Retail Marketing generated $162 million of divestment proceeds related to the sale of 211 sites.

In the Chemicals business:

•

Implemented certain SAP® information technology modules in 2007, a $20 million project that enabled back-office consolidation, streamlined business processes and provided better access to critical data; and

•

Completed the $18 million purchase in December 2007 of the minority interest in Epsilon Products Company, LLC, the joint venture which is comprised of the 750 million pounds-per-year polymer-grade propylene splitter operations at the Company’s Marcus Hook, PA refinery and the adjacent 750 million pounds-per-year polypropylene plant.

In the Logistics business:

•

Commenced construction in 2007 of a crude oil pipeline from the Nederland terminal to Motiva Enterprise LLC’s Port Arthur, TX refinery and three related crude oil storage tanks, which are to be completed in 2010 at a cost of approximately $90 million;

•	Completed acquisitions totaling $209 million in March 2006 and August 2005 of three crude oil pipeline systems and related storage facilities located in Texas; and

•

Issued 7.1 million limited partnership units during the 2005-2006 period generating $270 million of net proceeds and redeemed 2.8 million limited partnership units owned by Sunoco for $99 million, reducing Sunoco’s ownership interest in the master limited partnership to 43 percent, which includes its 2 percent general partnership interest.

In the Coke business:

•

Commenced operations in 2007 at a 1.7 million tons-per-year cokemaking facility in Vitória, Brazil. SunCoke Energy (formerly, Sun Coke) is the operator of the cokemaking facility and increased its investment in 2007 in the project company that developed the Vitória plant, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million;

•	Completed in December 2006 the $155 million purchase of the minority interest in the Jewell cokemaking operations; and

•

Commenced operations in March 2005 at its 550 thousand tons-per-year Haverhill, OH cokemaking facility and began construction in 2007 of a second 550 thousand tons-per-year cokemaking facility and associated cogeneration power plant at this site which will also provide, on average, 46 megawatts of power into the regional power market. SunCoke Energy will own and operate the new facilities, which are expected to cost approximately $250 million and be operational in the second half of 2008.

Sunoco also:

•

Repurchased 4.0, 12.2 and 6.7 million shares during 2007, 2006 and 2005, respectively, of its outstanding common stock for $300, $871 and $435 million, respectively. Sunoco expects to continue to repurchase Company common stock from time to time depending on prevailing market conditions and available cash; and

•

Increased the quarterly cash dividend on its common stock, effective with the second quarter of 2008, to $.30 per share ($1.20 per year), following increases from $.25 per share to $.275 per share in the second quarter of 2007, from $.20 per share to $.25 per share in the second quarter of 2006 and from $.15 per share to $.20 per share in the second quarter of 2005.

For additional information regarding the above actions, see Notes 2, 15 and 16 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	2007	2006	2005
Refining and Supply	$772	$881	$947
Retail Marketing	69	76	30
Chemicals	26	43	94
Logistics	45	36	22
Coke	29	50	48
Corporate and Other:
Corporate expenses	(67)	(58)	(84)
Net financing expenses and other	(41)	(49)	(45)
Issuance of Sunoco Logistics Partners L.P. limited partnership units	90	—	—
Asset write-downs and other matters	(32)	—	—
Income tax matters	—	—	18
Phenol supply contract dispute	—	—	(56)
Consolidated net income	$891	$979	$974

Analysis of Earnings Profile of Sunoco Businesses

In 2007, Sunoco earned $891 million, or $7.43 per share of common stock on a diluted basis, compared to $979 million, or $7.59 per share, in 2006 and $974 million, or $7.08 per share, in 2005.

The $88 million decrease in net income in 2007 was primarily due to higher expenses ($116 million), a provision for asset write-downs and other matters recognized in 2007 ($32 million), lower margins in Sunoco’s Refining and Supply ($44 million) and Retail Marketing ($12 million) businesses and lower income attributable to the Coke business ($21 million) primarily due to lower tax benefits. Partially offsetting these negative factors were a gain recognized in 2007 related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units ($90 million), higher gains on asset divestments ($11 million), higher earnings from the Logistics business ($9 million), lower net financing expenses ($8 million) and a lower effective income tax rate ($14 million).

In 2006, the $5 million increase in net income was primarily due to higher margins in Sunoco’s Refining and Supply ($73 million) and Retail Marketing ($50 million) businesses, a benefit attributable to LIFO inventory profits in Sunoco’s Refining and Supply business ($16 million) and the absence of a loss associated with a phenol supply contract dispute ($56 million). Partially offsetting these positive factors were higher expenses ($75 million), including fuel charges and refinery operating expenses; lower margins from Sunoco’s Chemicals business ($67 million); and lower production of refined products ($48 million).

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

	2007		2006	2005
Income (millions of dollars)	$772		$881	$947
Wholesale margin* (per barrel):
Total Refining and Supply	$8.87		$9.09	$8.65
Northeast Refining	$7.38		$7.92	$8.35
MidContinent Refining	$13.17		$12.46	$9.54
Throughputs (thousands of barrels daily):
Crude oil	834.7		840.6	881.0
Other feedstocks	80.0		72.8	59.4
Total throughputs	914.7		913.4	940.4
Products manufactured (thousands of barrels daily):
Gasoline	439.2		436.2	443.4
Middle distillates	314.4		305.5	319.5
Residual fuel	66.6		74.0	76.2
Petrochemicals	37.2		35.6	36.8
Lubricants	11.6		13.2	13.2
Other	80.4		82.2	86.6
Total production	949.4		946.7	975.7
Less: Production used as fuel in refinery operations	43.4		43.9	48.6
Total production available for sale	906.0		902.8	927.1
Crude unit capacity (thousands of barrels daily) at December 31	910.0	**	900.0	900.0
Crude unit capacity utilized	92%		93%	98%
Conversion capacity*** (thousands of barrels daily) at December 31	407.0		392.0	372.0
Conversion capacity utilized	94%		95%	101%
*	Wholesale sales revenue less related cost of crude oil, other feedstocks, product purchases and terminalling and transportation divided by production available for sale.
**	Reflects a 10 thousand barrels-per-day increase in MidContinent Refining in July 2007 attributable to a crude unit debottleneck project at the Toledo refinery.
***	Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products. Reflects a 15 thousand barrels-per-day increase in Northeast Refining in May 2007 and a 20 thousand barrels-per-day increase in MidContinent Refining in June 2006 attributable to expansion projects.

Refining and Supply segment results decreased $109 million in 2007 largely due to higher expenses ($92 million) and lower realized margins ($44 million), partially offset by higher production volumes ($6 million) and a lower effective income tax rate ($18 million). The lower margins reflect the negative impact of higher average crude oil costs, while the higher expenses were largely the result of costs associated with major turnaround and expansion work at the Philadelphia refinery and turnaround work at the Tulsa refinery and increased operating costs to produce low-sulfur fuels. The work at the Philadelphia refinery reduced 2007 production by 10 million barrels, while the turnaround at the Tulsa refinery negatively impacted 2007 production by 3 million barrels.

Refining and Supply segment results decreased $66 million in 2006 largely due to lower production volumes ($48 million) and higher expenses ($103 million), partially offset by higher realized margins ($73 million), reflecting strong diesel fuel and petrochemical margins in MidContinent Refining, and a benefit attributable to LIFO inventory profits ($16 million). Strong premiums for ethanol-blended gasoline and low-sulfur diesel fuel supported the wholesale marketplace during 2006. In addition, margins benefited in 2005 as a result of the supply disruptions on the Gulf Coast caused by Hurricanes Katrina and Rita. The lower volumes were in part due to scheduled and unscheduled maintenance activities, while the higher expenses were mainly the result of higher fuel and maintenance costs and low-sulfur fuel production costs.

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 27 states, primarily on the East Coast and in the Midwest region of the United States.

	2007	2006	2005
Income (millions of dollars)	$69	$76	$30
Retail margin* (per barrel):
Gasoline	$3.92	$4.16	$3.39
Middle distillates	$5.05	$4.69	$4.49
Sales (thousands of barrels daily):
Gasoline	301.0	303.2	298.3
Middle distillates	40.6	42.9	45.3
	341.6	346.1	343.6
Retail gasoline outlets	4,684	4,691	4,763
*	Retail sales price less related wholesale price and terminalling and transportation costs per barrel. The retail sales price is the weighted-average price received through the various branded marketing distribution channels.

Retail Marketing segment income decreased $7 million in 2007 primarily due to lower average retail gasoline margins ($15 million) and higher expenses ($6 million), which include a $3 million after-tax charge associated with a litigation settlement in 2007 and a $6 million after-tax charge related to an environmental litigation accrual in 2006. Partially offsetting these negative factors were higher gains attributable to the Retail Portfolio Management program ($11 million) and higher average distillate margins ($3 million).

Retail Marketing segment income increased $46 million in 2006 primarily due to higher average retail gasoline margins ($50 million), higher gasoline sales volumes ($4 million) and higher gains attributable to the Retail Portfolio Management program ($5 million). Partially offsetting these positive factors were the charge related to an environmental litigation accrual ($6 million) and lower non-gasoline income ($6 million).

During the 2005-2007 period, Sunoco generated $162 million of divestment proceeds related to the sale of 211 sites under a Retail Portfolio Management (“RPM”) program to selectively reduce the Company’s invested capital in Company-owned or leased sites. Most of the sites were converted to contract dealers or distributors thereby retaining most of the gasoline sales volume attributable to the divested sites within the Sunoco branded business. During 2007, 2006 and 2005, net after-tax gains totaling $21, $10 and $5 million, respectively, were recognized in connection with the RPM program. Sunoco expects to continue to identify sites for divestment in the future.

Chemicals

The Chemicals business manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia, PA refinery and the Eagle Point refinery in Westville, NJ. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon Products Company, LLC (“Epsilon”) facility. The Chemicals business also distributes and markets these products.

	2007	2006	2005
Income (millions of dollars)	$26	$43	$94
Margin* (cents per pound):
All products**	9.8¢	9.9¢	12.1¢
Phenol and related products	8.5¢	8.0¢	10.9¢
Polypropylene**	11.6¢	12.4¢	13.9¢
Sales (millions of pounds):
Phenol and related products	2,508	2,535	2,579
Polypropylene	2,297	2,243	2,218
Other	80	88	91
	4,885	4,866	4,888
*	Wholesale sales revenue less the cost of feedstocks, product purchases and related terminalling and transportation divided by sales volumes.
**	The polypropylene and all products margins include the impact of a long-term supply contract with Equistar Chemicals, L.P. which is priced on a cost-based formula that includes a fixed discount.

Chemicals segment income decreased $17 million in 2007 primarily due to higher expenses ($9 million), lower margins ($3 million) and the absence of a deferred tax benefit recognized in 2006 as a result of a state tax law change ($4 million).

Chemicals segment income decreased $51 million in 2006 primarily due to lower margins for both phenol and polypropylene ($67 million). The decrease in margins reflects softness in product demand and higher feedstock costs. Partially offsetting these negative factors were lower expenses ($9 million) and the deferred tax benefit ($4 million) resulting from the state tax law change.

During 2007, Sunoco decided to permanently shut down a previously idled phenol production line at its Haverhill, OH plant that had become uneconomic to restart. In connection therewith, the Company recorded an $8 million after-tax provision to write off the affected production line. During 2007, Sunoco also recorded a $7 million after-tax loss associated with the sale of its Neville Island, PA terminal facility, which included an accrual for enhanced pension benefits associated with employee terminations and for other required exit costs. These items are reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 2 to the consolidated financial statements).

During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. (“Honeywell”) for phenol produced at Sunoco’s Philadelphia chemical plant from June 2003 through April 2005. Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed. Such damages, which were paid to Honeywell in April 2006, were recorded as a charge against 2005 earnings and are shown separately as Phenol Supply Contract Dispute under Corporate and Other in the Earnings Profile of Sunoco Businesses. The pricing through July 2009 will be based essentially on the pricing formula established in the arbitration proceeding. (See Note 2 to the consolidated financial statements.)

Epsilon, the Company’s consolidated joint venture, was unable to repay its $120 million term loan that was due in September 2006 and the $31 million of borrowings under its $40 million revolving credit facility that matured in September 2006. Upon such default, the lenders made a demand on Sunoco, Inc., as guarantor, and Sunoco, Inc. satisfied its guarantee obligations in the third quarter of 2006. As a result, Sunoco, Inc. became subrogated to the rights and privileges of the former debtholders. In January 2007, Sunoco, Inc., as subrogee, made a demand for payment of the outstanding amounts, but Epsilon was unable to make payment. Sunoco, Inc., Epsilon and the Epsilon joint-venture partners were parties in litigation to resolve this matter. In December 2007, in connection with mediation concerning this litigation, Sunoco agreed to purchase the joint-venture partner’s interest in Epsilon for $18 million. All litigation concerning this matter is now settled.

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics business has an ownership interest in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P. (the “Partnership”), a consolidated master limited partnership. Sunoco has a 43 percent interest in Sunoco Logistics Partners L.P., which includes its 2 percent general partnership interest (see “Capital Resources and Liquidity—Other Cash Flow Information” below).

	2007	2006	2005
Income (millions of dollars)	$45	$36	$22
Pipeline and terminal throughput (thousands of barrels daily)*:
Unaffiliated customers	1,137	1,033	838
Affiliated customers	1,665	1,644	1,663
	2,802	2,677	2,501
*	Excludes joint-venture operations.

Logistics segment income increased $9 million in 2007 largely due to higher earnings from terminalling operations, crude oil acquisition and marketing activities and the Partnership’s acquisitions completed in 2006, partially offset by a reduction in Sunoco’s ownership in the Partnership subsequent to the public equity offering in 2006.

Logistics segment income increased $14 million in 2006 primarily due to the absence of: a $5 million after-tax accrual attributable to a pipeline spill in January 2005; a $3 million after-tax charge for environmental remediation activities and asset impairments; and a $2 million unfavorable tax adjustment. Also contributing to the increase were higher earnings attributable to Eastern pipeline operations and crude oil acquisition and marketing activities as well as operating results from the Partnership’s acquisitions completed in 2006 and 2005. Partially offsetting these positive factors in 2006 was Sunoco’s reduced ownership in the Partnership subsequent to the public equity offerings in 2006 and 2005. During the 2005-2006 period, the Partnership issued a total of 7.1 million limited partnership units in a series of public offerings and redeemed 2.8 million limited partnership units owned by Sunoco, thereby reducing Sunoco’s ownership in the Partnership from 63 percent to 43 percent.

In March 2006, the Partnership purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from affiliates of Black Hills Energy, Inc. (“Black Hills”) for $41 million and the other from affiliates of Alon USA Energy, Inc. for $68 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory. During 2007, the Partnership continued its construction of seven new crude oil storage tanks, four of which were placed into service in 2007. In August 2006, the Partnership purchased from Sunoco for $65 million a company that has a 55 percent interest in Mid-Valley Pipeline Company, which owns a crude oil pipeline system in the Midwest. Sunoco did not recognize any gain or loss on this transaction. In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million and, in the fourth quarter of 2005, completed the construction of a $16 million, 20-mile crude oil pipeline connecting these assets to the West Texas Gulf Pipeline, which is 43.8 percent owned by the Partnership. In December 2005, the Partnership completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37 percent ownership interest.

Coke

The Coke business, through SunCoke Energy, Inc. (formerly, Sun Coke Company) and its affiliates (individually and collectively, “SunCoke Energy”), currently makes high-quality, blast-furnace coke at its Indiana Harbor facility in East Chicago, IN, at its Jewell facility in Vansant, VA, at its Haverhill facility in Franklin Furnace, OH, and at a facility in Vitória, Brazil, and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity, the Haverhill plant produces steam that is sold to Sunoco’s Chemicals business and the Vitória plant produces steam that is sold to the majority common shareholder of the project company that developed the facility. The Vitória, Brazil facility commenced limited operations in the first quarter of 2007, with full production achieved in the fourth quarter. SunCoke Energy is the operator of the Vitória facility, and, during the fourth quarter of 2007, increased its investment in the project company, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million. An additional cokemaking facility and associated cogeneration power plant are currently under construction at the Haverhill site, which are expected to be operational in the second half of 2008.

	2007	2006	2005
Income (millions of dollars)	$29	$50	$48
Coke production (thousands of tons):
United States	2,469	2,510	2,405
Brazil	1,091	—	—

Coke segment income decreased $21 million in 2007 primarily due to a $12 million increase in the partial phase-out of tax credits resulting from the high level of crude oil prices and the absence of a $3 million investment tax credit adjustment related to the Haverhill facility. Also contributing to the decline in earnings were higher costs and lower sales prices at the Jewell coal operations and higher depreciation and selling, general and administrative expenses. Partially offsetting these negative factors was $4 million of income from the 1.7 million tons-per-year cokemaking facility in Vitória, Brazil. In 2007 and 2006, Coke recorded 30 and 65 percent, respectively, of the tax credits that otherwise would have been available without regard to the phase-out provisions with the partial phase-out reducing earnings by $20 and $8 million, respectively, during those periods.

Coke segment income increased $2 million in 2006 due primarily to tax credits attributable to Coke’s existing Jewell and Haverhill cokemaking facilities, which benefited Coke’s income by $6 million in 2006, and the $3 million investment tax credit adjustment related to the Haverhill facility. Also contributing to the improvement in Coke’s earnings were higher income from the Haverhill facility and lower selling, general and administrative expenses. Partially offsetting these positive factors were the $8 million partial phase-out of tax credits during 2006 and the absence of a gain from a litigation settlement.

Sunoco received a total of $309 million in exchange for interests in its Jewell cokemaking operations in two separate transactions in 1995 and 2000. Sunoco also received a total of $415 million in exchange for interests in its Indiana Harbor cokemaking operations in two separate transactions in 1998 and 2002. Sunoco did not recognize any gain as of the dates of these transactions because the third-party investors were entitled to a preferential return on their respective investments. In December 2006, Sunoco acquired the limited partnership interest of the third-party investor in the Jewell cokemaking operation for $155 million and recognized a $3 million after-tax loss in 2006 in connection with this transaction. This loss is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses.

The returns of the investors in the Indiana Harbor cokemaking operations were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 at which time the investor entitled to the preferential return recovered its investment and achieved a cumulative annual after-tax return of approximately 10 percent. After payment of the preferential return, the investors in the Indiana Harbor operations are now entitled to a minority interest in the related net income amounting to 34 percent which declines to 10 percent by 2038.

Prior to completion of the preferential return periods, expense was recognized to reflect the investors’ preferential returns in the Jewell and Indiana Harbor operations. Such expense, which is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses, totaled $13, $31 and $27 million after tax in 2007, 2006 and 2005, respectively. The 2006 amount includes $9 million after tax attributable to the third-party investor’s preferential return in the Jewell cokemaking operation. As a result of Sunoco’s acquisition of the investor’s interest in this operation, such investor is no longer entitled to any preferential or residual return. Income is recognized by the Coke business as coke production and sales generate cash flows and tax benefits. Such cash flows and tax benefits were allocated to Sunoco and the third-party investors prior to completion of the preferential return periods. The Coke business’ after-tax income attributable to the tax benefits, which primarily consist of nonconventional fuel credits, was $20, $38 and $38 million after tax in 2007, 2006 and 2005, respectively. Under existing tax law, beginning in 2008, most of the coke production at Jewell and all of the coke production at Indiana Harbor are no longer eligible to generate nonconventional fuel tax credits. With the completion of the preferential return periods, the third-party investor’s share of net income is now recognized as minority interest expense by the Coke business.

With respect to the Jewell operation, beginning in 2008, the pricing for coke production from this facility (700 thousand tons per year) changed from a fixed price to a price equal to the delivered cost of coal multiplied by an adjustment factor as well as the pass through of transportation costs, operating costs indexed for inflation and a fixed-price component. Based on current coal prices, the estimated impact of this increase in coke selling prices for Jewell production along with the expiration of tax credits as well as income from the cokemaking operations in Vitória, Brazil and from the new cokemaking facility and associated cogeneration power plant at SunCoke Energy’s Haverhill site (see below), collectively are expected to increase Coke’s annual after-tax income to approximately $80-$85 million for 2008.

In February 2007, SunCoke Energy entered into an agreement with two customers under which SunCoke Energy will build, own and operate a second 550 thousand tons-per-year cokemaking facility and associated cogeneration power plant at its Haverhill site. Construction of these facilities, which is estimated to cost approximately $250 million, is currently underway, and the facilities are expected to be operational in the second half of 2008. In connection with this agreement, the customers agreed to purchase, over a 15-year period, a combined 550 thousand tons per year of coke from the cokemaking facility. In addition, the heat recovery steam generation associated with the cokemaking process will produce and supply steam to the 67 megawatt turbine, which will provide, on average, 46 megawatts of power into the regional power market.

SunCoke Energy is currently discussing other opportunities for developing new heat recovery cokemaking facilities with several domestic and international steel companies. Such cokemaking facilities could be either wholly owned or owned through a joint venture with one or more parties. The steel company customers would be expected to purchase coke production and, as applicable, steam or electrical power production under long-term take-or-pay contracts or on an equivalent basis.

Corporate and Other

Corporate Expenses—Corporate administrative expenses increased $9 million in 2007 in part due to higher charitable contributions expense. In 2006, corporate administrative expenses decreased $26 million primarily due to lower accruals for performance-related incentive compensation and the absence of a $6 million after-tax accrual for the adoption of a new accounting interpretation related to asset retirement obligations that was recorded in 2005.

Net Financing Expenses and Other—Net financing expenses and other decreased $8 million in 2007 primarily due to higher capitalized interest ($7 million), lower expenses attributable to the preferential return of third-party investors in Sunoco’s cokemaking operations ($18 million) and the absence of a loss pertaining to the purchase of the minority interest in the Jewell cokemaking operations ($3 million), partially offset by lower interest income ($6 million), higher interest expense ($8 million) and the absence of a net gain attributable to income tax matters ($5 million). Included in the preferential return expense in 2006 was a $7 million after-tax charge attributable to a computational error. In 2006, net financing expenses and other increased $4 million primarily due to a decrease in capitalized interest ($6 million), the loss pertaining to the purchase of the Jewell minority interest ($3 million) and the charge attributable to the preferential return error correction ($7 million), partially offset by the net gain attributable to income tax matters ($5 million) and higher interest income ($7 million).

Issuance of Sunoco Logistics Partners L.P. Limited Partnership Units—During 2007, Sunoco recognized a $90 million after-tax gain related to the prior issuance of limited partnership units of the Partnership to the public. (See Note 2 to the consolidated financial statements.)

Asset Write-Downs and Other Matters—During 2007, Sunoco recorded an $8 million after-tax provision to write off a previously idled phenol line at Chemicals’ Haverhill, OH plant which was permanently shut down; recorded a $7 million after-tax loss related to the sale of Chemicals’ Neville Island, PA terminal facility, which included an accrual for enhanced pension benefits associated with employee terminations and for other required exit costs; and recorded a $17 million after-tax accrual related to the settlement in principle of certain MTBE litigation. (See Notes 2 and 14 to the consolidated financial statements.)

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

Analysis of Consolidated Statements of Income

Revenues—Total revenues were $44.73 billion in 2007, $38.72 billion in 2006 and $33.76 billion in 2005. The 16 percent increase in 2007 was primarily due to higher refined product prices and sales volumes, higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations and a $151 million pretax gain recognized in 2007 related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units. In 2006, the 15 percent increase was primarily due to significantly higher refined product prices. Also contributing to the increase in 2006 were higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations. Partially offsetting these positive factors were lower refined product sales volumes.

Costs and Expenses—Total pretax costs and expenses were $43.32 billion in 2007, $37.14 billion in 2006 and $32.18 billion in 2005. The 17 percent increase in 2007 was primarily due to higher crude oil and refined product acquisition costs resulting largely from price increases and higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations. In 2006, the 15 percent increase was primarily due to significantly higher crude oil and refined product acquisition costs result-

ing from price increases. Also contributing to the increase in total pretax costs and expenses in 2006 were higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company’s Logistics operations.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2007, Sunoco had cash and cash equivalents of $648 million compared to $263 million at December 31, 2006 and $919 million at December 31, 2005 and had a working capital deficit of $1,002 million compared to $740 million at December 31, 2006 and $484 million at December 31, 2005. The $385 million increase in cash and cash equivalents in 2007 was due to $2,367 million of net cash provided by operating activities (“cash generation”), partially offset by a $1,193 million net use of cash in investing activities and a $789 million net use of cash in financing activities. The $656 million decrease in cash and cash equivalents in 2006 was due to a $1,089 million net use of cash in investing activities and a $551 million net use of cash in financing activities, partially offset by $984 million of cash generation. Sunoco’s working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeded their carrying value at December 31, 2007 by $3,868 million. Inventories valued at LIFO, which consist of crude oil as well as petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco’s ongoing operations.

Cash Flows from Operating Activities—In 2007, Sunoco’s cash generation was $2,367 million compared to $984 million in 2006 and $2,069 million in 2005. The $1,383 million increase in cash generation in 2007 was primarily due to a decrease in working capital levels pertaining to operating activities and the absence of a $95 million payment of damages to Honeywell International Inc. in 2006 in connection with a phenol supply contract dispute, partially offset by lower net income. The $1,085 million decrease in cash generation in 2006 was primarily due to an increase in working capital levels pertaining to operating activities, reflecting an increase in refined product inventories. Also contributing to the decrease in cash generation were the $95 million payment of damages to Honeywell and the absence of $48 million of cash proceeds received in 2005 in connection with a power contract restructuring. Increases in crude oil prices typically increase cash generation as the payment terms on Sunoco’s crude oil purchases are generally longer than the terms on product sales. Conversely, decreases in crude oil prices typically result in a decline in cash generation. Crude oil prices increased in 2007, which generated significant cash for Sunoco, and were essentially flat at year-end 2006 compared to year-end 2005.

Other Cash Flow Information—Divestment activities also have been a source of cash. During the 2005-2007 period, proceeds from divestments totaled $174 million and related primarily to the divestment of retail gasoline outlets.

During the 2005-2006 period, Sunoco Logistics Partners L.P. issued a total of 7.1 million limited partnership units in a series of public offerings, generating $270 million of net proceeds. Coincident with certain of these offerings, the Partnership redeemed 2.8 million limited partnership units owned by Sunoco for $99 million. Upon completion of these transactions, Sunoco’s interest in the Partnership, including its 2 percent general partnership interest, decreased to 43 percent.

The Partnership, which is included in Sunoco’s consolidated financial statements, distributes to its general and limited partners all available cash (generally cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership’s business; comply with applicable law, any of the Partnership’s debt instru-

ments or other agreements; pay fees and expenses, including payments to the general partner; or provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters). The minimum quarterly distribution is $.45 per limited partnership unit. As of December 31, 2007 and 2006, Sunoco owned 12.06 million limited partnership units. At December 31, 2006, this ownership interest consisted of 6.37 million common units and 5.69 million subordinated units. Distributions on Sunoco’s subordinated units were payable only after the minimum quarterly distributions for the common units held by the public and Sunoco, including any arrearages, had been made. The subordinated units were convertible to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods had been met. In February 2007, 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2006, 2005 and 2004 were paid, all three three-year requirements were satisfied. As a result, all of Sunoco’s subordinated units have been converted to common units, 5.69 million in February 2007 and 2.85 million each in February 2006 and February 2005. During the 2002-2007 period, the Partnership increased its quarterly distribution per unit from the minimum of $.45 to $.87.

The Partnership’s prior issuance of common units to the public resulted in an increase in the value of Sunoco’s proportionate share of the Partnership’s equity as the issuance price per unit exceeded Sunoco’s carrying amount per unit at the time of issuance. Prior to February 2007, the resultant gain to Sunoco on these transactions had been deferred as a component of minority interest in the Company’s consolidated balance sheet as the common units issued did not represent residual interests in the Partnership due to Sunoco’s ownership of the subordinated units. The deferred gain, which amounted to $90 million after tax, was recognized in income during the first quarter of 2007 when Sunoco’s remaining subordinated units converted to common units at which time the common units became the residual interests.

The Partnership acquired interests in various pipelines and other logistics assets during the 2005-2007 period, which were financed with long-term borrowings or from the proceeds from the equity offerings (see “Capital Expenditures and Acquisitions” below). The Partnership intends to take advantage of additional growth opportunities in the future, both within its current system and with third-party acquisitions. The Partnership expects to finance these capital outlays with a combination of long-term borrowings and the issuance of additional limited partnership units to the public to maintain a balanced capital structure. Any issuance of limited partnership units to the public would dilute Sunoco’s ownership interest in the Partnership.

Sunoco has entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. Sunoco’s usage of the various assets during 2007 is expected to exceed the minimum required amounts under substantially all of these agreements. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco’s minimum obligation for the year had been met. Sunoco’s obligations under these agreements may be reduced or suspended under certain circumstances. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

Financial Capacity—Management currently believes that future cash generation will be sufficient to satisfy Sunoco’s ongoing capital requirements, to fund its pension obligations (see “Pension Plan Funded Status” below) and to pay the current level of cash dividends on Sunoco’s common stock. However, from time to time, the Company’s short-term cash requirements may exceed its cash generation due to various factors including reductions in margins for products sold and increases in the levels of capital spending (including acqui-

sitions) and working capital. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has a $1.3 billion revolving credit facility (the “Facility”), of which $1.2245 billion matures in August 2012 with the balance maturing in August 2011. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2007, the Company’s tangible net worth was $2.8 billion and its targeted tangible net worth was $1.7 billion. The Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2007, this ratio was .27 to 1. At December 31, 2007, the Facility was being used to support $103 million of floating-rate notes due in 2034.

Sunoco Logistics Partners L.P. had a $300 million revolving credit facility, which was scheduled to mature in November 2010. In August 2007, the Partnership replaced this facility with a new $400 million revolving credit facility, which expires in November 2012. During August 2007, $115 million was drawn against the new facility, which was used to repay the then outstanding borrowings under the former facility. The new facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. Amounts outstanding under these facilities totaled $91 and $68 million at December 31, 2007 and 2006, respectively. The new facility contains a covenant requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt (including letters of credit) to its consolidated EBITDA (each as defined in the new facility). At December 31, 2007, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.7 to 1.

The following table sets forth Sunoco’s outstanding debt:

	December 31
(Millions of Dollars)	2007	2006
Short-term borrowings	$—	$275
Current portion of long-term debt	4	7
Long-term debt	1,724	1,705
Total debt*	$1,728	$1,987
*	Includes $515 and $492 million at December 31, 2007 and 2006, respectively, attributable to Sunoco Logistics Partners L.P.

Management believes there is sufficient borrowing capacity available to pursue strategic opportunities as they arise. In addition, the Company has the option of issuing additional common or preference stock or selling an additional portion of its Sunoco Logistics Partners L.P. interests, and Sunoco Logistics Partners L.P. has the option of issuing additional common units.

Contractual Obligations—The following table summarizes the Company’s significant contractual obligations:

		Payment Due Dates
(Millions of Dollars)	Total	2008	2009-2010	2011-2012	Thereafter
Total debt:
Principal	$1,728	$4	$156	$659	$909
Interest	708	106	199	157	246
Operating leases*	1,016	155	240	134	487
Purchase obligations:
Crude oil, other feedstocks and refined products**	17,402	11,416	2,096	1,368	2,522
Convenience store items***	362	235	127	—	—
Transportation and distribution	1,789	330	490	438	531
Fuel and utilities	672	130	219	216	107
Obligations supporting financing arrangements†	62	8	16	16	22
Properties, plants and equipment	135	135	—	—	—
Other	138	33	43	26	36
	$24,012	$12,552	$3,586	$3,014	$4,860
*	Includes $232 million pertaining to lease extension options which are assumed to be exercised.
**	Includes feedstocks for chemical manufacturing and coal purchases for cokemaking operations.
***	Actual amounts will vary based upon the number of Company-operated convenience stores and the level of purchases.
†	Represents fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility.

Sunoco’s operating leases include leases for marine transportation vessels, service stations, office space and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year. Approximately 26 percent of the $1,016 million of future minimum annual rentals relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2007. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Sunoco has various obligations to purchase in the ordinary course of business: crude oil, other feedstocks and refined products; convenience store items; transportation and distribution services, including pipeline and terminal throughput and railroad services; and fuel and utilities. Approximately one third of the contractual obligations to purchase crude oil, other feedstocks and refined products reflected in the above table for 2008 relates to spot-market purchases to be satisfied within the first 60-90 days of the year. Sunoco also has contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials, including commitments to purchase supplies and various other maintenance, systems and communications services. Most of Sunoco’s purchase obligations are based on market prices or formulas based on market prices. These purchase obligations generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

Sunoco also has obligations pertaining to unrecognized tax benefits and related interest and penalties amounting to $86 million, which have been excluded from the table above as the Company does not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made. In addition, Sunoco has obligations with respect to its defined benefit pension plans and postretirement health care plans, which have also been excluded from the table above (see “Pension Plan Funded Status” below and Note 9 to the consolidated financial statements).

Capital Expenditures and Acquisitions

The Company expects capital expenditures to be approximately $3.7 billion over the 2007-2009 period. Approximately $700-$900 million annually is anticipated to be spent in Refining and Supply, including a total of approximately $600 million for income improvement projects over the three-year period. In addition, Refining and Supply’s capital expenditures during the 2007-2009 period include approximately $550 million to be spent largely to complete projects at its Philadelphia and Toledo refineries under a 2005 Consent Decree, which settled certain alleged violations under the Clean Air Act. Subsequently, additional capital outlays related to projects at the Marcus Hook and Tulsa refineries are expected to be made under the 2005 Consent Decree through 2013. The current status of the above capital projects ranges from the preliminary design and engineering phase to the construction phase. During the 2006-2007 period, market conditions for engineering, procurement and construction of refinery projects tightened, resulting in increased costs and project delays.

In May 2007, Refining and Supply completed a $525 million project to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, which enables an upgrade of an additional 15-20 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production and expands crude oil flexibility (the “Philadelphia Project”). Capital outlays pertaining to the Philadelphia Project amounted to $203, $279 and $43 million in 2007, 2006 and 2005, respectively. Refining and Supply’s capital program also included a $53 million project completed in July 2007 which expands the Toledo refinery’s crude processing capability by 10 thousand barrels per day. In 2008, additional work is planned at this facility to expand crude processing capability by an additional 5 thousand barrels per day.

The Refining and Supply capital plan for the 2007-2009 period includes a project at the Philadelphia refinery to reconfigure a previously idled hydrocracking unit to enable desulfurization of diesel fuel. This project, which is scheduled for completion in 2009 at an estimated cost of $285 million, is designed to increase the facility’s ultra-low-sulfur diesel fuel production capability by 45 thousand barrels per day by upgrading current production of 35 thousand barrels per day of temporary compliance order diesel fuel (TCO) and 10 thousand barrels per day of heating oil. In addition, a project at the Tulsa refinery, which includes a new 24 thousand barrels-per-day hydrotreating unit, sulfur recovery unit and tail gas treater, is designed to enable the production of diesel fuel that meets new product specifications and result in increased feedstock flexibility and an upgraded product slate. This project is scheduled for completion in mid-2010 at an estimated cost of $400 million. Most of the capital for the project is expected to be spent in 2009.

While a significant change in the overall level of total capital spending in Refining and Supply during the 2008-2009 period is not expected, the pressures on project scope, costs and timing as well as labor productivity issues attributable to the current market environment could result in the extension of project completion dates and the deferral of some lower-return projects. The Company may also elect to cancel or reduce the scope of projects which no longer meet required investment-return criteria.

The following table sets forth Sunoco’s planned and actual capital expenditures for additions to properties, plants and equipment. Actual capital expenditures are presented in a manner consistent with the 2008 plan amounts in the table as well as with amounts presented in Sunoco’s consolidated financial statements. The Company’s significant acquisitions (see Note 2 to the consolidated financial statements) are included as footnotes to the table so that total capital outlays for each business unit can be determined.

(Millions of Dollars)	2008 Plan	2007		2006		2005
Refining and Supply	$899	$700		$712		$687
Retail Marketing	157	111		112		117
Chemicals	64	66	*	62	**	55
Logistics	127	120		119	***	79	†
Coke	102	182	††	14	†††	32
Consolidated capital expenditures	$1,349	$1,179		$1,019		$970
*	Excludes $18 million acquisition of the minority interest in the Epsilon polypropylene operations.
**	Excludes a $14 million purchase price adjustment to the 2001 Aristech Chemical Corporation acquisition attributable to an earn-out payment made in 2006. The earn out, which relates to 2005, was due to realized margins for phenol exceeding certain agreed-upon threshold amounts.
***	Excludes the acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million.
†

Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in the Mesa Pipeline.

††	Excludes $39 million investment in Brazilian cokemaking operations.
†††	Excludes $155 million acquisition of the minority interest in the Jewell cokemaking operations.

The Company’s 2008 planned capital expenditures consist of $406 million for income improvement projects, as well as $365 million for base infrastructure spending, $151 million for turnarounds at the Company’s refineries, $273 million for projects at the Philadelphia and Toledo refineries under the 2005 Consent Decree and $154 million for other environmental projects, including $73 million related to a project at the Tulsa refinery to enable the production of diesel fuel that meets new product specifications. The $406 million of outlays for income improvement projects consist of $158 million related to the project at the Philadelphia refinery to increase ultra-low-sulfur-diesel fuel production capability, $40 million for other refinery upgrade projects, $100 million related to growth opportunities in the Logistics business, including amounts attributable to projects to increase crude oil storage capacity at the Partnership’s Nederland terminal and to add a crude oil pipeline which will connect the terminal to Motiva Enterprise LLC’s Port Arthur, TX refinery, $79 million towards construction of an approximately $250 million second 550 thousand tons-per-year cokemaking facility and associated cogeneration power plant in Haverhill, OH and $29 million for various other income improvement projects in Chemicals and Retail Marketing. The $365 million of base infrastructure spending includes several projects to upgrade Sunoco’s existing asset base. These projects include $18 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $94 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence.

The Company’s 2007 capital expenditures consisted of $494 million for income improvement projects, as well as $358 million for base infrastructure spending, $97 million for turnarounds at the Company’s refineries, $182 million for projects at the Philadelphia and Toledo refineries under the 2005 Consent Decree and $48 million for other environmental projects. The $494 million of outlays for income improvement projects consisted of $126 million attributable to the Philadelphia Project, $24 million attributable to the crude unit debottleneck project at the Toledo refinery, $33 million relating to the project at the Philadelphia refinery to increase ultra-low-sulfur-diesel fuel production capability, $35 million for other refinery upgrade projects, $94 million related to growth opportunities in the Logistics business, $165 million towards construction of the second cokemaking facility and associated cogeneration power plant in Haverhill, OH and $17 million for various other income improvement projects in Chemicals and Retail Marketing. The $358 million of base infrastructure spending included several projects to upgrade Sunoco’s existing asset base. These projects include $31 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $86 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence.

The 2006 capital expenditures consisted of $285 million for base infrastructure and maintenance, $65 million for refinery turnarounds, $118 million to complete spending to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements (see “Environmental Matters” below), $164 million for other environmental projects and $387 million for income improvement projects. Base infrastructure spending included $28 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $74 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence. The income improvement spending consisted of $193 million associated with the Philadelphia Project; $27 million associated with the crude unit debottleneck project at the Toledo refinery; $89 million for growth opportunities in the Logistics business, including work on projects to expand the Nederland terminal’s pipeline connectivity and storage capacity; and $78 million for various other income improvement projects across the Company.

The 2005 capital expenditures consisted of $260 million for base infrastructure and maintenance, $49 million for refinery turnarounds, $404 million to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements, $94 million for other environmental projects and $163 million for income improvement projects. Base infrastructure spending included $17 million for new processing equipment, boilers and reinstrumentation projects at the Company’s refineries and $78 million for additional investments to upgrade Sunoco’s existing retail network and enhance its APlus® convenience store presence. The income improvement spending consisted of $27 million associated with the Philadelphia Project, $16 million to upgrade the crude oil pipeline and storage facilities in Texas that were acquired from ExxonMobil, $22 million to complete the construction of the first Haverhill cokemaking facility and $98 million for various other income improvement projects across the Company.

Pension Plan Funded Status

The following table sets forth the components of the change in market value of the investments in Sunoco’s defined benefit pension plans:

	December 31
(Millions of Dollars)	2007	2006
Balance at beginning of year	$1,287	$1,196
Increase (reduction) in market value of investments resulting from:
Net investment income	75	149
Company contributions	100	100
Plan benefit payments	(147)	(158)
Balance at end of year	$1,315	$1,287

Management currently anticipates making up to $100 million of voluntary contributions to its funded defined benefit plans in 2008. Management believes that the pension plans can be funded over time without a significant impact on liquidity. Future changes in the financial markets and/or interest rates could result in additional significant increases or decreases to the accumulated other comprehensive loss component of shareholders’ equity and to future pension expense and funding requirements.

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

(Millions of Dollars)	2007	2006	2005
Pollution abatement capital*	$230	$282	$498
Remediation	41	42	50
Operations, maintenance and administration	196	266	192
	$467	$590	$740
*	Capital expenditures for pollution abatement include amounts to comply with the Tier II low-sulfur fuel requirements (completed in 2006), the Consent Decrees pertaining to certain alleged Clean Air Act violations at the Company’s refineries and, in 2008 and 2009, the project at the Tulsa refinery to enable the production of diesel fuel that meets new product specifications. Pollution abatement capital outlays are expected to approximate $427 and $382 million in 2008 and 2009, respectively.

Remediation Activities

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

	December 31
(Millions of Dollars)	2007	2006
Accrued liabilities	$39	$36
Other deferred credits and liabilities	83	85
	$122	$121

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Retail Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$36	$78	$3	$15	$3	$2	$137
Accruals	6	19	1	2	1	—	29
Payments	(9)	(24)	(1)	(5)	(2)	(1)	(42)
Other	1	(4)	—	—	—	—	(3)
At December 31, 2006	$34	$69	$3	$12	$2	$1	$121
Accruals	13	19	2	5	2	—	41
Payments	(12)	(21)	(1)	(5)	(2)	—	(41)
Other	—	—	—	—	1	—	1
At December 31, 2007	$35	$67	$4	$12	$3	$1	$122

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2007, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $100 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

Future costs for environmental remediation activities at the Company’s retail marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE (see “Regulatory Matters” below).

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2007, Sunoco had been named as a PRP at 33 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s level of participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $8 million at December 31, 2007. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities, and formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $14 million at December 31, 2007 and are included principally in deferred charges and other assets in the consolidated balance sheets.

Regulatory Matters

The U.S. Environmental Protection Agency (“EPA”) adopted rules under the Clean Air Act (which relates to emissions of materials into the air) that phased in limits on the sulfur content of gasoline beginning in 2004 and the sulfur content of on-road diesel fuel beginning in mid-2006 (“Tier II”). The rules include banking and trading credit systems, providing refiners flexibility through 2006 for low-sulfur gasoline and through May 2010 for on-road low-sulfur diesel. Tier II capital spending, which was completed in 2006, totaled $755 million. In addition, higher operating costs are being incurred as the low-sulfur fuels are produced. In May 2004, the EPA adopted another rule which is phasing in limits on the allowable sulfur content in off-road diesel fuel beginning in June 2007. This rule also provides for banking and trading credit systems. The ultimate impact of this rule may depend upon the effectiveness of the credit systems, Sunoco’s flexibility to modify its production slate and the impact on any capital expenditures of technology selection, permitting requirements and construction schedules, as well as any effect on prices created by the changes in the level of off-road diesel fuel production.

In connection with the phase-in of these off-road diesel fuel rules, Sunoco intends to commence an approximately $400 million capital project at the Tulsa refinery, which includes a new 24 thousand barrels-per-day hydrotreating unit, sulfur recovery unit and tail gas treater. The project is scheduled for completion in mid-2010 and is designed to enable the production of diesel fuel that meets the new specifications and result in increased feedstock flexibility and an upgraded product slate. Most of the capital for the project is expected to be spent in 2009. In December 2007, Sunoco also announced that it is considering the potential sale of this facility.

National Ambient Air Quality Standards (“NAAQS”) for ozone and fine particles promulgated in 2004 by the EPA have resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania, Ohio, New Jersey and West Virginia, where Sunoco operates facilities. The EPA has designated certain areas, including Philadelphia and Houston, as “moderate” non-attainment areas for ozone, which requires them to meet the ozone requirements by 2010, before currently mandated federal control programs would take effect. If a region is not able to demonstrate attainment by 2010, there would be more stringent offset requirements, and, if a region cannot submit an approvable State Implementation Plan (“SIP”), there could be other negative consequences. In December 2006, the District of Columbia Circuit Court of Appeals overturned the EPA’s ozone attainment plan, including revocation of Clean Air Act Section 185(a) fee provisions. Sunoco will likely be subject to non-attainment fees in Houston, but any additional costs are not expected to be material. In 2005, the EPA also identified 21 counties which, based on 2003-2004 data, now are in attainment of the fine particles standard. Sunoco’s Toledo refinery is within one of these attainment areas. In September 2006, the EPA issued a final rule tightening the standard for fine particles. This standard is currently being challenged in federal court by various states and environmental groups. In March 2007, the EPA issued final rules to implement the 1997 fine particle matter (PM 2.5) standards. States have until April 2008 to submit plans to the EPA demonstrating attainment by 2010 or, at the latest, 2015. However, the March 2007 rule does not address attainment of the September 2006 standard. In June 2007, the EPA published a proposed ozone standard with a range of values that is more stringent than the one in the existing standard. Regulatory programs, when established to implement the EPA’s air quality standards, could have an impact on Sunoco and its operations. However, the potential financial impact cannot be reasonably estimated until the EPA promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised SIPs to respond to the new regulations.

Through the operation of its refineries, chemical plants and coke plants, Sunoco’s operations emit carbon dioxide. There are various legislative and regulatory measures to address greenhouse gas (“GHG”) emissions which are in various stages of review, discussion or im-

plementation. These include federal and state actions to develop programs for the reduction of GHG emissions. While it is currently not possible to predict the impact, if any, that these issues will have on the Company or the industry in general, they could result in increases in costs to operate and maintain the Company’s facilities, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting GHG emissions or carbon content of products, which target specific industries such as petroleum refining or chemical or coke manufacturing could adversely affect the Company’s ability to conduct its business and also may reduce demand for its products.

Under a law that was enacted in August 2005, a new renewable fuels mandate for ethanol use in gasoline was established (immediately in California and on May 5, 2006 for the rest of the nation). Although the act did not ban MTBE, during the second quarter of 2006, Sunoco discontinued the use of MTBE and increased its use of ethanol in gasoline. This change by Sunoco and other refiners in the industry has price and supply implications in the marketplace. In December 2007, another law was enacted which increases automobile mileage standards nearly 40 percent to 35 miles per gallon by 2020 and increases the renewable fuels mandate to 36 billion gallons per year by 2022. Any additional federal and state legislation could also have a significant impact on market conditions and the profitability of Sunoco and the industry in general.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline are defendants in approximately 77 lawsuits in 18 states and the Commonwealth of Puerto Rico which allege MTBE contamination in groundwater. Plaintiffs, who include water purveyors and municipalities responsible for supplying drinking water and private well owners, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminates groundwater. Plaintiffs are asserting primarily product liability claims and additional claims including nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. In addition, several actions commenced by state authorities allege natural resource damages. Plaintiffs are seeking to rely on a “joint liability of industry” theory at trial, although there has been no ruling as to whether the plaintiffs will be permitted to pursue this theory. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, punitive damages and attorneys’ fees.

The majority of MTBE cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358) (“MDL Litigation”). Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In one of the four cases, the Suffolk County Water Authority case, the court has set a trial date in September 2008. In addition, several private well owner cases are moving forward. Sunoco is a defendant in two of those cases. The Second Circuit Court of Appeals (“Second Circuit”) recently rendered a decision in two MTBE cases that are part of the MDL Litigation in which it held that there was no federal jurisdiction for the removal of these cases to federal court and consequently ordered that the cases be remanded back to the state courts from which they originated. The parties and the judge in the MDL Litigation are evaluating the impact of the Second Circuit’s decision on the remaining cases that are part of the MDL Litigation and a number of additional cases have been remanded back to the state court.

In December 2007, Sunoco, along with other refiners, entered into a settlement in principle pertaining to certain MTBE cases. This settlement will cover 53 of the cases referred to above, including the Suffolk County Water Authority case. The settlement for these cases will require a cash payment by the group of settling refiner defendants of approximately $424 million (which includes attorneys’ fees) plus an agreement in the future to fund costs of treating existing wells as to which MTBE has not currently been detected which later is detected, over four consecutive quarters, above certain concentration levels. As MTBE is no longer used, and based on a generally declining trend in MTBE contamination, the

Company does not anticipate substantial costs associated with the future treatment of existing wells. Under the settlement, Sunoco was assigned an allocation percentage and will be required to make a cash payment of approximately $28 million. In addition to the cash payment, Sunoco will participate on the same basis in any costs of future treatment of existing wells. Sunoco is attempting to recover the amount it is required to pay in settlement from its insurance carriers. In connection with the settlement, the Company established a $17 million after-tax accrual in 2007 which is reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 2 to the consolidated financial statements).

For the group of MTBE cases that are not covered by the settlement, there has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of the ultimate liability to Sunoco. Based on the current law and facts available at this time, no accrual has been established for any potential damages at December 31, 2007 and Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

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

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of commodity price risks. Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain expected refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company’s electricity and natural gas purchases or sales. Sunoco does not hold or issue derivative instruments for trading purposes.

Beginning in the second quarter of 2006, Sunoco increased its use of ethanol as an oxygenate component in gasoline in response to the new renewable fuels mandate for ethanol and the discontinuance of the use of MTBE as a gasoline blending component. Since then, most of the ethanol purchased by Sunoco has been through normal fixed-price purchase contracts. To reduce the margin risk created by these fixed-price contracts, the Company entered into derivative contracts to sell gasoline at a fixed price to hedge a similar volume of forecasted floating-price gasoline sales over the term of the ethanol contracts. In effect, these derivative contracts have locked in an acceptable differential between the gasoline price and the cost of the ethanol purchases for gasoline blending during this period.

As a result of changes in the price of gasoline, the fair value of the fixed-price gasoline contracts decreased $97 million ($58 million after tax) in 2007 after increasing $82 million ($48 million after tax) in 2006. As these derivative contracts have been designated as cash flow hedges, these changes in fair value are not initially included in net income but rather are reflected in the net hedging losses component of comprehensive income. The fair value of these contracts at the time the positions are closed is recognized in net income when the hedged items are recognized in net income, with Sunoco’s margin reflecting the differential between the gasoline sales prices hedged to a fixed price and the cost of fixed-price ethanol purchases. Net gains (losses) totaling $(14) and $11 million ($(8) and $6 million after tax) were reclassified to net income in 2007 and 2006, respectively, when the hedged items were recognized in net income.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts, including the fixed-price gasoline sales contracts discussed above; however, such risk would be mitigated by price changes in the underlying hedged items. At December 31, 2007, Sunoco had accumulated net derivative deferred losses, before income taxes, of $24 million on all of its open derivative contracts. Open contracts as of December 31, 2007 vary in duration but generally do not extend beyond 2008. The potential decline in the market value of these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2007 was estimated to be $57 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by securities exchanges or are major international financial institutions or corporations with investment-grade credit ratings. (See Note 18 to the consolidated financial statements.)

Interest Rate Risk

Sunoco has market risk exposure for changes in interest rates relating to its outstanding borrowings. Sunoco manages this exposure to changing interest rates through the use of a combination of fixed- and floating-rate debt. At December 31, 2007, the Company had $1,522 million of fixed-rate debt and $206 million of floating-rate debt. A hypothetical one-percentage point decrease in interest rates would increase the fair value of the Company’s fixed-rate borrowings at December 31, 2007 by approximately $80 million. However, such change in interest rates would not have a material impact on income or cash flows as the majority of the outstanding borrowings consisted of fixed-rate instruments. Sunoco also has market risk exposure for changes in interest rates relating to its retirement benefit plans (see “Critical Accounting Policies—Retirement Benefit Liabilities” below). Sunoco generally does not use derivatives to manage its market risk exposure to changing interest rates.

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

The Company has paid cash dividends regularly on a quarterly basis since 1904. The Company increased the quarterly cash dividend paid on common stock from $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006, to $.275 per share ($1.10 per year) beginning with the second quarter of 2007 and to $.30 per share ($1.20 per year) beginning with the second quarter of 2008.

The Company repurchased in 2007, 2006 and 2005, 4.0, 12.2 and 6.7 million shares, respectively, of its common stock for $300, $871 and $435 million, respectively. In 2006, the Company announced that its Board of Directors had approved additional share repurchase authorizations totaling $1.5 billion. At December 31, 2007, the Company had a remaining authorization from its Board to repurchase up to $649 million of Company common stock from time to time depending on prevailing market conditions and available cash.

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

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality (AA rated) corporate bonds with maturities that reflect the duration of Sunoco’s pension and other postretirement benefit obligations. The present values of Sunoco’s future pension and other postretirement obligations were determined using discount rates of 6.25 and 6.10 percent, respectively, at December 31, 2007 and 5.85 and 5.80 percent, respectively, at December 31, 2006. Sunoco’s expense under these plans is determined using the discount rate as of the beginning of the year, which for pension plans was 5.85 percent for 2007, 5.60 percent for 2006, 5.75 percent for 2005, and will be 6.25 percent for 2008, and for postretirement plans was 5.80 percent for 2007, 5.50 percent for 2006, 5.50 percent for 2005, and will be 6.10 percent for 2008.

The long-term expected rate of return on plan assets was assumed to be 8.25 percent for both 2007 and 2006 and 8.50 percent for 2005, while the rate of compensation increase was assumed to be 4.00 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets and a rate of compensation increase of 4.00 percent will be used to determine Sunoco’s pension expense for 2008. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expect-

ations concerning future returns in the marketplace for both equity and debt securities. In determining pension expense, the Company applies the expected rate of return to the market-related value of plan assets at the beginning of the year, which is determined using a quarterly average of plan assets from the preceding year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return which is subject to considerable year-to-year variability. As permitted by existing accounting rules, the Company does not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience are fully recognized in the consolidated balance sheets as a reduction in prepaid retirement costs or an increase in the retirement liability with a corresponding charge initially to the accumulated other comprehensive loss component of shareholders’ equity. If such actuarial gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into income as a component of pension or postretirement benefits expense over the average remaining service period of plan participants still employed with the Company, which currently is approximately 9 years. At December 31, 2007, the accumulated net actuarial loss for defined benefit and postretirement benefit plans was $253 and $56 million, respectively. For 2007, the pension plan assets generated a return of 6.3 percent, compared to 13.3 percent in 2006 and 8.7 percent in 2005. For the 15-year period ended December 31, 2007, the compounded annual investment return on Sunoco’s pension plan assets was 9.7 percent.

The asset allocation for Sunoco’s pension plans at December 31, 2007 and 2006 and the target allocation of plan assets for 2008, by asset category, are as follows:

		December 31
(In Percentages)	2008 Target	2007	2006
Asset category:
Equity securities	60%	61%	65%
Debt securities	35	35	32
Other	5	4	3
Total	100%	100%	100%

The rate of compensation increase assumption has been indicative of actual increases during the 2005-2007 period.

The initial health care cost trend assumptions used to compute the accumulated postretirement benefit obligation were increases of 10.0 percent, 10.0 percent and 11.0 percent at December 31, 2007, 2006 and 2005, respectively. These trend rates were assumed to decline gradually to 5.5 percent in 2017 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement benefits expense and benefit obligations that would occur in 2008 from a change in the indicated assumptions:

(Dollars in Millions)	Change in Rate	Expense	Benefit Obligations*
Pension benefits:
Decrease in the discount rate	.25%	$5	$34
Decrease in the long-term expected rate of return on plan assets	.25%	$3	$—
Increase in rate of compensation	.25%	$1	$4
Postretirement benefits:
Decrease in the discount rate	.25%	$1	$9
Increase in the annual health care cost trend rates	1.00%	$1	$10
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations for postretirement benefit plans.

Long-Lived Assets

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. There have been no significant changes in the useful lives of the Company’s plants and equipment during the 2005-2007 period.

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

Sunoco had an asset impairment totaling $8 million after tax during 2007. The impairment related to the permanent shutdown of a previously idled phenol line at the Company’s Haverhill, OH plant that had become uneconomic to restart. For a further discussion of this asset impairment, see Note 2 to the consolidated financial statements. There were no asset impairments during the 2005-2006 period.

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

Sunoco’s accrual for environmental remediation activities amounted to $122 million at December 31, 2007. This accrual is for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. In the above instances, if a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” requires that the minimum of the range be accrued unless some other point in the range is more likely, in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2007, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $100 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $8 million at December 31, 2007. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities, formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

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

Future costs for environmental remediation activities at the Company’s retail marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional re-

medial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE.

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

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2007, see Note 1 to the consolidated financial statements.

Forward-Looking Statements

Some of the information included in this Annual Report to Shareholders contains “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). These forward-looking statements discuss estimates, goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management as well as assumptions made by, and information currently available to, Sunoco. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “scheduled,” “should,” or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. Although management believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

•	Changes in refining, marketing and chemical margins;

•	Variation in petroleum-based commodity prices and availability of crude oil and feedstock supply or transportation;

•	Effects of transportation disruptions;

•	Changes in the price differentials between light-sweet and heavy-sour crude oils;

•	Changes in the marketplace which may affect supply and demand for Sunoco’s products;

•	Changes in competition and competitive practices, including the impact of foreign imports;

•	Effects of weather conditions and natural disasters on the Company’s operating facilities and on product supply and demand;

•	Age of, and changes in the reliability, efficiency and capacity of, the Company’s operating facilities or those of third parties;

•	Changes in the level of capital expenditures or operating expenses;

•

Effects of adverse events relating to the operation of the Company’s facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	Changes in the level of environmental capital, operating or remediation expenditures;

•	Delays and/or costs related to construction, improvements and/or repairs of facilities (including shortages of skilled labor, the issuance of applicable permits and inflation);

•	Changes in product specifications;

•	Availability and pricing of ethanol;

•	Political and economic conditions in the markets in which the Company, its suppliers or customers operate, including the impact of potential terrorist acts and international hostilities;

•	Military conflicts between, or internal instability in, one or more oil producing countries, governmental actions and other disruptions in the ability to obtain crude oil;

•	Ability to conduct business effectively in the event of an information systems failure;

•	Ability to identify acquisitions, execute them under favorable terms and integrate them into the Company’s existing businesses;

•	Ability to enter into joint ventures and other similar arrangements under favorable terms;

•	Changes in the availability and cost of debt and equity financing;

•	Changes in the credit ratings assigned to the Company’s debt securities or credit facilities;

•	Changes in insurance markets impacting costs and the level and types of coverage available;

•	Changes in tax laws or their interpretations, including pension funding requirements;

•	Changes in financial markets impacting pension expense and funding requirements;

•	Risks related to labor relations and workplace safety;

•	Nonperformance or force majeure by, or disputes with, major customers, suppliers, dealers, distributors or other business partners;

•	General economic, financial and business conditions which could affect Sunoco’s financial condition and results of operations;

•	Changes in, or new, statutes and government regulations or their interpretations, including those relating to the environment and global warming;

•	Claims of the Company’s noncompliance with statutory and regulatory requirements; and

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).

Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on the COSO criteria. Ernst & Young LLP, the Company’s independent registered public accounting firm, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, which appears on page 39.

John G. Drosdick

Chairman, Chief Executive Officer and President

Thomas W. Hofmann

Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited Sunoco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Sunoco, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Sunoco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Sunoco, Inc. and subsidiaries and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 26, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors,

Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for accounting for uncertain income tax positions in 2007 and its method for accounting for employee stock compensation plans and defined benefit pension and other postretirement plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sunoco, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 26, 2008

Consolidated Statements of Income	Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares, Except Per-Share Amounts)
For the Years Ended December 31	2007	2006	2005
Revenues
Sales and other operating revenue (including consumer excise taxes)	$44,470	$38,636	$33,754
Interest income	25	34	23
Gain related to issuance of Sunoco Logistics Partners L.P. limited partnership units (Notes 1 and 15)	151	—	—
Other income (loss), net (Notes 2, 3 and 4)	82	45	(13)
	44,728	38,715	33,764
Costs and Expenses
Cost of products sold and operating expenses	38,971	32,947	28,028
Consumer excise taxes	2,627	2,634	2,588
Selling, general and administrative expenses	952	881	946
Depreciation, depletion and amortization	480	459	429
Payroll, property and other taxes	135	125	124
Provision for asset write-downs and other matters	53	—	—
Interest cost and debt expense	127	105	94
Interest capitalized	(26)	(16)	(25)
	43,319	37,135	32,184
Income before income tax expense	1,409	1,580	1,580
Income tax expense (Note 4)	518	601	606
Net Income	$891	$979	$974
Earnings Per Share of Common Stock (Note 16):
Basic	$7.44	$7.63	$7.13
Diluted	$7.43	$7.59	$7.08
Weighted-Average Number of Shares Outstanding (Notes 5 and 16):
Basic	119.7	128.3	136.6
Diluted	120.0	129.0	137.5
Cash Dividends Paid Per Share of Common Stock (Note 16)	$1.075	$.95	$.75

(See Accompanying Notes)

Consolidated Balance Sheets	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
At December 31	2007	2006
Assets
Current Assets
Cash and cash equivalents	$648	$263
Accounts and notes receivable, net	2,710	2,440
Inventories (Note 6)	1,150	1,219
Deferred income taxes (Note 4)	130	93
Total Current Assets	4,638	4,015
Investments and long-term receivables (Note 7)	175	129
Properties, plants and equipment, net (Note 8)	7,039	6,365
Deferred charges and other assets (Note 10)	574	473
Total Assets	$12,426	$10,982
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$4,812	$3,615
Accrued liabilities	631	559
Short-term borrowings (Note 11)	—	275
Current portion of long-term debt (Note 12)	4	7
Taxes payable	193	299
Total Current Liabilities	5,640	4,755
Long-term debt (Note 12)	1,724	1,705
Retirement benefit liabilities (Note 9)	525	523
Deferred income taxes (Note 4)	1,027	829
Other deferred credits and liabilities (Note 13)	538	477
Commitments and contingent liabilities (Note 14)
Minority interests (Note 15)	439	618
Shareholders’ Equity (Notes 16 and 17)
Common stock, par value $1 per share
Authorized—400,000,000 shares;
Issued, 2007—281,079,728 shares;
Issued, 2006—280,746,662 shares	281	281
Capital in excess of par value	1,662	1,634
Retained earnings	5,372	4,622
Accumulated other comprehensive loss	(193)	(176)
Common stock held in treasury, at cost 2007—163,472,983 shares; 2006—159,445,766 shares	(4,589)	(4,286)
Total Shareholders’ Equity	2,533	2,075
Total Liabilities and Shareholders’ Equity	$12,426	$10,982

(See Accompanying Notes)

Consolidated Statements of Cash Flows	Sunoco, Inc. and Subsidiaries

(Millions of Dollars)
For the Years Ended December 31	2007	2006	2005
Increases (Decreases) in Cash and Cash Equivalents
Cash Flows from Operating Activities:
Net income	$891	$979	$974
Adjustments to reconcile net income to net cash provided by operating activities:
Gain related to issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 15)	(151)	—	—
Provision for asset write-downs and other matters	53	—	—
Phenol supply contract dispute loss (payment)	—	(95)	95
Proceeds from power contract restructuring	—	—	48
Depreciation, depletion and amortization	480	459	429
Deferred income tax expense	186	117	3
Minority interest share of Sunoco Logistics Partners L.P. income	56	42	28
Payments in excess of expense for retirement plans	(32)	(32)	(39)
Changes in working capital pertaining to operating activities, net of effect of acquisitions:
Accounts and notes receivable	(343)	(537)	(466)
Inventories	76	(418)	(34)
Accounts payable and accrued liabilities	1,194	524	975
Taxes payable	(53)	(39)	19
Other	10	(16)	37
Net cash provided by operating activities	2,367	984	2,069
Cash Flows from Investing Activities:
Capital expenditures	(1,179)	(1,019)	(970)
Acquisitions (Note 2)	—	(123)	(105)
Investment in Brazilian cokemaking operations	(39)	(1)	(1)
Proceeds from divestments	69	50	55
Other	(44)	4	(14)
Net cash used in investing activities	(1,193)	(1,089)	(1,035)
Cash Flows from Financing Activities:
Net proceeds from (repayments of) short-term borrowings	(275)	275	(100)
Net proceeds from issuance of long-term debt	280	778	99
Repayments of long-term debt	(264)	(481)	(70)
Net proceeds from issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 15)	—	110	160
Purchase of minority interests (Note 15)	(18)	(155)	—
Cash distributions to investors in cokemaking operations	(36)	(43)	(38)
Cash distributions to investors in Sunoco Logistics Partners L.P.	(55)	(48)	(28)
Cash dividend payments	(129)	(123)	(103)
Purchases of common stock for treasury	(300)	(871)	(435)
Proceeds from issuance of common stock under management incentive and employee option plans	6	7	14
Other	2	—	(19)
Net cash used in financing activities	(789)	(551)	(520)
Net increase (decrease) in cash and cash equivalents	385	(656)	514
Cash and cash equivalents at beginning of year	263	919	405
Cash and cash equivalents at end of year	$648	$263	$919

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders’ Equity

(Dollars in Millions, Shares in Thousands)						Sunoco, Inc. and Subsidiaries
		Shareholders’ Equity
		Common Stock					Common Stock Held in Treasury
	Comprehensive Income	Shares	Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Shares	Cost
At December 31, 2004		278,249	$278	$1,517	$2,895	$(164)	139,593	$2,919
Net income	$974	—	—	—	974	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax benefit of $41)	(25)	—	—	—	—	(25)	—	—
Net hedging gains (net of related tax expense of $5)	7	—	—	—	—	7	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $7)	(10)	—	—	—	—	(10)	—	—
Cash dividend payments	—	—	—	—	(103)	—	—	—
Purchases for treasury	—	—	—	—	—	—	6,740	435
Issued under management incentive plans	—	1,670	2	31	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	8	—	—	—	—
Other	—	70	—	31	—	—	506	36
Total	$946

At December 31, 2005		279,989	$280	$1,587	$3,766	$(192)	146,839	$3,390
Net income	$979	—	—	—	979	—	—	—
Other comprehensive income:
Minimum pension liability adjustment (net of related tax expense of $110) (Note 1)	160	—	—	—	—	160	—	—
Adjustment to accumulated other comprehensive loss for change in accounting for retirement benefit liabilities (net of related tax benefit of $131) (Note 1)	—	—	—	—	—	(192)	—	—
Net hedging gains (net of related tax expense of $33)	48	—	—	—	—	48	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $6)	(9)	—	—	—	—	(9)	—	—
Unrealized gain on available-for-sale securities (net of related tax expense of $6)	9	—	—	—	—	9	—	—
Cash dividend payments	—	—	—	—	(123)	—	—	—
Purchases for treasury	—	—	—	—	—	—	12,239	871
Issued under management incentive plans	—	753	1	24	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	17	—	—	—	—
Other	—	5	—	6	—	—	368	25
Total	$1,187

At December 31, 2006		280,747	$281	$1,634	$4,622	$(176)	159,446	$4,286
Cumulative effect adjustment for change in accounting for uncertainty of income taxes (net of related tax benefit of $5) (Note 1)		—	—	—	(12)	—	—	—
Net income	$891	—	—	—	891	—	—	—
Other comprehensive income:
Reclassifications of prior service cost and actuarial loss amortization to earnings (net of related tax expense of $15)	21	—	—	—	—	21	—	—
Retirement benefit plan funded status adjustment (net of related tax expense of $11) (Note 9)	17	—	—	—	—	17	—	—
Net hedging losses (net of related tax benefit of $59)	(86)	—	—	—	—	(86)	—	—
Reclassifications of net hedging losses to earnings (net of related tax expense of $23)	35	—	—	—	—	35	—	—
Net decrease in available-for-sale securities (net of related tax expense of $3)	(4)	—	—	—	—	(4)	—	—
Cash dividend payments	—	—	—	—	(129)	—	—	—
Purchases for treasury	—	—	—	—	—	—	3,980	300
Issued under management incentive plans	—	330	—	8	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	16	—	—	—	—
Other	—	3	—	4	—	—	47	3
Total	$874

At December 31, 2007		281,080	$281	$1,662	$5,372	$(193)	163,473	$4,589

(See Accompanying Notes)

Notes to Consolidated Financial Statements	Sunoco, Inc. and Subsidiaries

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

FASB Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities,” (“FASB Interpretation No. 46R”), defines a variable interest entity (“VIE”) as an entity that either has investor voting rights that are not proportional to their economic interests or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FASB Interpretation No. 46R requires a VIE to be consolidated by a company if that company is the primary beneficiary. The primary beneficiary is the company that is subject to a majority of the risk of loss from the VIE’s activities or, if no company is subject to a majority of such risk, the company that is entitled to receive a majority of the VIE’s residual returns.

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

Revenue Recognition

The Company sells various refined products (including gasoline, middle distillates, residual fuel, petrochemicals and lubricants), coke and coal and also sells crude oil in connection with the crude oil gathering and marketing activities of its logistics operations. In addition, the Company sells a broad mix of merchandise such as groceries, fast foods and beverages at its convenience stores, operates common carrier pipelines and provides terminalling services through a publicly traded limited partnership and provides a variety of car care services at its retail gasoline outlets. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectibility is reasonably assured.

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

Goodwill and Intangible Assets

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, and indefinite-lived intangible assets are tested for impairment at least annually rather than being amortized. Sunoco determined during the 2005-2007 period that no such assets were impaired. Intangible assets with finite useful lives are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the intangible assets is consumed.

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

Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB Interpretation No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” by prescribing the minimum recognition threshold and measurement attribute a tax position taken or expected to be taken on a tax return is required to meet before being recognized in the financial statements. As a result of the implementation of FASB Interpretation No. 48, the Company recorded a $12 million reduction in retained earnings at January 1, 2007 to recognize the cumulative effect of the adoption of this standard. The Company recognizes interest related to unrecognized tax benefits in interest cost and debt expense and penalties in income tax expense in the consolidated statements of income. Unrecognized tax benefits and accruals for interest and penalties are included in other deferred credits and liabilities in the consolidated balance sheet.

Retirement Benefit Liabilities

At December 31, 2006, prior to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”) (see below), the Company recorded a $160 million favorable minimum pension liability adjustment to the accumulated other comprehensive loss component of shareholders’ equity due to improvements in the funded status of the Company’s defined benefit pension plans. Under the predecessor accounting rules, a minimum pension liability adjustment was required in shareholders’ equity to reflect the unfunded accumulated benefit obligation relating to these plans.

Effective December 31, 2006, the Company adopted SFAS No. 158, which amended Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” and Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” SFAS No. 158, among other things, requires that the funded status of defined benefit and postretirement benefit plans be fully recognized on the balance sheet. The funded status is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Under SFAS No. 158, previously unrecognized actuarial gains (losses) and prior service costs (benefits) are recognized in the consolidated balance sheets as a reduction in prepaid retirement costs or an increase in the retirement benefit liability with a corresponding charge or credit initially to the accumulated other comprehensive loss component of shareholders’ equity. The charge or credit to shareholders’ equity, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense with an offsetting adjustment to comprehensive income for the period. Upon adoption of SFAS No. 158, the Company recorded an after-tax charge totaling $192 million to the accumulated other comprehensive loss component of shareholders’ equity at December 31, 2006. The adoption of SFAS No. 158 had no impact on Sunoco’s 2006 consolidated statement of income.

The following table sets forth the changes in 2006 in the accumulated other comprehensive loss balance in shareholders’ equity related to pensions and other postretirement benefits:

(Millions of Dollars)
Balance at January 1, 2006	$(191)
Minimum pension liability adjustment	160
Adjustment pertaining to adoption of SFAS No. 158	(192)
Balance at December 31, 2006	$(223)

Minority Interests in Cokemaking Operations

Cash investments by third parties were recorded as an increase in minority interests in the consolidated balance sheets. There was no recognition of any gain at the dates cash investments were made as the third-party investors were entitled to a preferential return on their investments.

Nonconventional fuel credit and other net tax benefits generated by the Company’s cokemaking operations that were allocated to third-party investors prior to the completion of the preferential return period during the fourth quarter of 2007 were recorded as a reduction in minority interests and were included as income in the Coke segment. The investors’ preferential return was recorded as an increase in minority interests and was recorded as expense in the Corporate and Other segment. The net of these two amounts represented a noncash change in minority interests in cokemaking operations, which was recognized in other income (loss), net, in the consolidated statements of income. Upon completion of the preferential return period, the third-party investor’s share of net income generated by the Company’s cokemaking operations is recorded as a noncash increase in minority interest expense in the Coke segment and is included in selling, general and administrative expenses in the consolidated statements of income.

Cash payments, representing the distributions of the investors’ share of cash generated by the cokemaking operations, are recorded as a reduction in minority interests.

Issuance of Partnership Units

Securities and Exchange Commission Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (“SAB No. 51”) provides guidance on accounting for the effect of issuances of a subsidiary’s common equity. In accordance with SAB No. 51, Sunoco elected to record any increases in the value of its proportionate share of the equity of Sunoco Logistics Partners L.P. (the “Partnership”) resulting from the Partnership’s issuance of common units to the public as gains in the consolidated financial statements. However, SAB No. 51 does not permit such gains to be recognized in income until the common units issued represent residual interests in the Partnership. In the first quarter of 2007, Sunoco’s remaining subordinated units in the Partnership converted to common units, at which time, the common units became the residual interests. Accordingly, a gain of $151 million ($90 million after tax) related to prior issuances of common units to the public that had previously been deferred as a component of minority interest in the Company’s consolidated balance sheet was recognized in income (Note 15). Subsequent to adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which will be effective January 1, 2009 (see below), any gain or loss resulting from the Partnership’s future issuance of common units to the public that does not result in a change in control would be accounted for as an equity transaction at the time of the issuance.

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

In conjunction with the implementation of FASB Interpretation No. 47, at December 31, 2005, Sunoco recorded an increase in asset retirement obligations of $57 million and a related increase in net properties, plants and equipment of $47 million primarily attributable to product storage tanks at Company facilities. The $10 million cumulative effect of this accounting change ($6 million after tax) has been included in cost of products sold and operating expenses in the 2005 consolidated statement of income. Sunoco did not reflect the $6 million after-tax charge as a cumulative effect of accounting change as it was not material. At December 31, 2007 Sunoco’s liability for asset retirement obligations amounted to $69 million. Sunoco has legal asset retirement obligations for several other assets at its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

New Accounting Principles

In September 2006, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In February 2007, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), was issued. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses on such items reported in earnings.

In December 2007, Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”), was issued. SFAS No. 141R replaces Statement of Financial Accounting Standards No. 141, “Business Combinations,” and also requires, among other things, that all business combinations be accounted for by the acquisition method. Under this method, the acquiring business measures and recognizes the acquired business, as a whole, and the assets acquired and liabilities assumed at their fair values as of the acquisition date.

In December 2007, Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”), was issued. Among other things, SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish standards for the accounting and reporting of noncontrolling (minority) interests in consolidated financial statements. The new standard will require that minority interests be reported as a component of shareholders’ equity and that consolidated net income include amounts attributable to the minority interests with such amounts separately disclosed on the face of the income statement. SFAS No. 160 also will require that all changes in minority interests that do not result in a loss of control of the subsidiary be accounted for as equity transactions.

SFAS No. 157 must be implemented for certain balance sheet items effective January 1, 2008 and for all other balance sheet items by January 1, 2009, SFAS No. 159 must be implemented effective January 1, 2008 and SFAS No. 141R and SFAS No. 160 must be implemented effective January 1, 2009. Sunoco is currently evaluating the impact of these new accounting principles on its financial statements.

2. Changes in Business and Other Matters

Acquisitions

Logistics Assets—In March 2006, Sunoco Logistics Partners L.P., the 43-percent owned consolidated master limited partnership through which Sunoco conducts a substantial portion of its logistics operations, purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from affiliates of Black Hills Energy, Inc. (“Black Hills”) for $41 million and the other from affiliates of Alon USA Energy, Inc. for $68 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory. In August 2006, the Partnership purchased from Sunoco for $65 million a company that has a 55 percent interest in Mid-Valley Pipeline Company (“Mid-Valley”), a joint venture which owns a crude oil pipeline system in the Midwest.

In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million. In December 2005, the Partnership completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37 percent ownership interest.

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

Minority Interest in Jewell Cokemaking Operations—In December 2006, Sunoco completed the purchase of a third party’s minority interest in the Jewell cokemaking operations for $155 million. In connection with this transaction, Sunoco recognized a $5 million loss ($3 million after tax) in other income (loss), net, in the 2006 consolidated statement of income as a result of the settlement of a preexisting financial relationship attributable to the investor’s interest in the Partnership.

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

Divestments

Retail Portfolio Management Program—During the 2005-2007 period, Sunoco generated $162 million of divestment proceeds related to the sale of 211 sites under a Retail Portfolio Management (“RPM”) program to selectively reduce the Company’s invested capital in Company-owned or leased retail sites. Most of the sites were converted to contract dealers or distributors thereby retaining most of the gasoline sales volume attributable to the divested sites within the Sunoco branded business. During 2007, 2006 and 2005, net gains of $35, $17 and $8 million, respectively ($21, $10 and $5 million after tax, respectively) were recognized as gains on divestments in other income (loss), net, in the consolidated statements of income in connection with the RPM program.

Other Matters

Asset Write-Downs and Other Matters—The following table summarizes information regarding the provision for asset write-downs and other matters recognized during 2007:

(Millions of Dollars)	Pretax Provisions	After-Tax Provisions
Haverhill chemical plant production line	$13	$8
Neville Island terminal facility	12	7
MTBE litigation	28	17
	$53	$32

During 2007, a phenol line at the Haverhill, OH chemical plant that had previously been idled in order to eliminate less efficient production capacity was permanently shut down as it was determined that it had become uneconomic to restart this line. In connection therewith, Sunoco recorded a provision to write off the affected production line. Sunoco also sold its Neville Island, PA terminal facility and recorded a loss on the divestment and established accruals for enhanced pension benefits associated with employee terminations and for other exit costs. In addition, the Company entered into a settlement in principle pertaining to certain MTBE litigation (Note 14) and established an accrual for the costs associated with the settlement.

Phenol Supply Contract Dispute—During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. (“Honeywell”) for phenol produced at Sunoco’s Philadelphia chemical plant from June 2003 through April 2005. Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed. Such damages, which were paid to Honeywell in April 2006, were recorded as a charge against earnings in other income (loss), net, in the 2005 consolidated statement of income. The pricing through

July 2009 will be based essentially on the pricing formula established in the arbitration proceeding.

3. Other Income (Loss), Net

(Millions of Dollars)	2007	2006	2005
Loss on phenol supply contract dispute (Note 2)	$—	$—	$(95)
Equity income:
Pipeline joint ventures (Notes 2 and 7)	28	22	16
Other	3	4	10
Noncash (increase) reduction in minority interests in cokemaking operations (Note 15)	(17)	(3)	15
Gain on divestments (Note 2)	38	18	10
Other	30	4	31
	$82	$45	$(13)

4. Income Taxes

The components of income tax expense are as follows:

(Millions of Dollars)	2007	2006	2005
Income taxes currently payable:
U.S. federal	$265	$370	$470
State and other	67	114	133
	332	484	603
Deferred taxes:
U.S. federal	141	122	—
State and other	45	(5)	3
	186	117	3
	$518	$601	$606

The reconciliation of income tax expense at the U.S. statutory rate to the income tax expense is as follows:

(Millions of Dollars)	2007	2006	2005
Income tax expense at U.S. statutory rate of 35 percent	$493	$553	$553
Increase (reduction) in income taxes resulting from:
Manufacturers’ deduction	(19)	(13)	(14)
Income tax settlements	(4)	—	(19)
State income taxes, net of federal income tax effects (see below)	71	71	88
Nonconventional fuel credits	(17)	(9)	(1)
Other	(6)	(1)	(1)
	$518	$601	$606

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

	December 31
(Millions of Dollars)	2007	2006
Deferred tax assets:
Retirement benefit liabilities	$145	$199
Environmental remediation liabilities	35	36
Other liabilities not yet deductible	193	199
Inventories	96	62
Other	73	39
Valuation allowance*	—	(2)
	542	533
Deferred tax liabilities:
Properties, plants and equipment	(1,389)	(1,218)
Other	(50)	(51)
	(1,439)	(1,269)
Net deferred income tax liability	$(897)	$(736)
*	The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2007	2006
Current asset	$130	$93
Noncurrent liability	(1,027)	(829)
	$(897)	$(736)

Net cash payments for income taxes were $397, $528 and $597 million in 2007, 2006 and 2005, respectively.

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB Interpretation No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” by prescribing the minimum recognition threshold and measurement attribute a tax position taken or expected to be taken on a tax return is required to meet before being recognized in the financial statements. As a result of the implementation of FASB Interpretation No. 48, the Company recorded a $12 million reduction in retained earnings at January 1, 2007 to recognize the cumulative effect of the adoption of this standard.

The following table sets forth the changes in unrecognized tax benefits during 2007:

(Millions of Dollars)
Balance at beginning of year	$38
Additions attributable to tax positions taken in the current year	9
Additions attributable to tax positions taken in prior years	28
Reductions attributable to tax positions taken in prior years	(5)
Settlements	(1)
Balance at end of year	$69 *
*	Includes $27 million ($17 million after federal income tax benefits) related to tax positions which, if recognized, would impact the Company’s effective tax rate.

During 2007, the Company recognized $4 million in interest on unrecognized tax benefits. Accruals for interest and penalties totaled $17 million at December 31, 2007.

The Company’s federal income tax returns have been examined by the Internal Revenue Service for all years through 2004. There are no outstanding controversies other than whether the Company is entitled to interest on previously overpaid taxes. State and other income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any amended federal returns remains subject to examination by various states for a period of up to one year after formal notification of such amendments to the states. The Company and its subsidiaries have various state and other income tax returns in the process of examination or administrative appeal. Among the issues applicable to those tax years which are under examination is the deductibility of certain intercompany expenses that were claimed in the returns as filed and whether certain Sunoco entities have economic nexus in various jurisdictions. It is reasonably possible that a number of the state examinations will be completed within 12 months of year end. If the examinations were to be completed and settled, the Company anticipates that the total amount of unrecognized tax benefits could decrease by $10-$15 million as a result of the examination proceedings.

5. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted-average number of common shares used to compute basic earnings per share (“EPS”) to those used to compute diluted EPS:

(In Millions)	2007	2006	2005
Weighted-average number of common shares outstanding—basic	119.7	128.3	136.6
Add effect of dilutive stock incentive awards	.3	.7	.9
Weighted-average number of shares—diluted	120.0	129.0	137.5

6. Inventories

	December 31
(Millions of Dollars)	2007	2006
Crude oil	$341	$325
Petroleum and chemical products	647	735
Materials, supplies and other	162	159
	$1,150	$1,219

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $3,868 and $2,273 million at December 31, 2007 and 2006, respectively. During 2007 and 2006, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of these reductions was to increase 2007 and 2006 results of operations by $21 and $20 million after tax, respectively.

7. Investments and Long-Term Receivables

	December 31
(Millions of Dollars)	2007	2006
Investments in affiliated companies:
Pipeline joint ventures (Notes 2 and 3)	$88	$85
Brazilian cokemaking operations	41	2
Other	25	22
	154	109
Accounts and notes receivable	21	20
	$175	$129

Dividends received from affiliated companies amounted to $25, $41 and $14 million in 2007, 2006 and 2005, respectively. Retained earnings at December 31, 2007 include $35 million of undistributed earnings of affiliated companies.

Sunoco is the operator of a cokemaking plant in Vitória, Brazil which commenced operations in the first quarter of 2007. During the fourth quarter of 2007, Sunoco increased its investment in the project company that owns the Vitória facility, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million. The project company is a variable interest entity for which Sunoco is not the primary beneficiary.

8. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2007
Refining and supply	$6,088	$2,554	$3,534
Retail marketing*	1,507	670	837
Chemicals	1,420	405	1,015
Logistics	1,658	557	1,101
Coke	793	241	552
	$11,466	$4,427	$7,039
2006
Refining and supply	$5,491	$2,417	$3,074
Retail marketing*	1,519	659	860
Chemicals	1,373	352	1,021
Logistics	1,541	522	1,019
Coke	616	225	391
	$10,540	$4,175	$6,365
*	Includes retail sites leased to third parties with a gross investment totaling $575 and $598 million at December 31, 2007 and 2006, respectively. Related accumulated depreciation totaled $284 and $300 million at December 31, 2007 and 2006, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2007 for retail sites are as follows:

(Millions of Dollars)
Year ending December 31:
2008	$40
2009	30
2010	14
2011	5
2012	1
Thereafter	—
$90

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

Defined benefit plans and postretirement benefit plans expense consisted of the following components:

	Defined Benefit Plans			Postretirement Benefit Plans
(Millions of Dollars)	2007	2006	2005	2007	2006	2005
Service cost (cost of benefits earned during the year)	$50	$53	$49	$9	$9	$9
Interest cost on benefit obligations	83	85	84	25	22	22
Expected return on plan assets	(98)	(95)	(91)	—	—	—
Amortization of:
Actuarial losses	32	33	29	3	3	3
Prior service cost (benefit)	2	2	3	(1)	(3)	(5)
Special termination benefits	5	—	—	—	—	—
	$74	$78	$74	$36	$31	$29

The following amounts were recognized as components of other comprehensive income for the year ended December 31, 2007:

(Millions of Dollars)	Defined Benefit Plans	Postretirement Benefit Plans
Reclassifications to earnings of:
Actuarial loss amortization	$32	$3
Prior service cost (benefit) amortization	2	(1)
Retirement benefit plan funded status adjustment:
Actuarial gains	23	15
Prior service cost	—	(10)
	$57	$7

For 2008, amortization of actuarial losses and prior service cost (benefit) is estimated at $22 and $2 million, respectively, for defined benefit plans and $1 and $1 million, respectively, for postretirement benefit plans.

Defined benefit plans and postretirement benefit plans expense is determined using actuarial assumptions as of the beginning of the year. The following weighted-average assumptions were used to determine defined benefit plans and postretirement benefit plans expense:

	Defined Benefit Plans			Postretirement Benefit Plans
(In Percentages)	2007	2006	2005	2007	2006	2005
Discount rate	5.85%	5.60%	5.75%	5.80%	5.50%	5.50%
Long-term expected rate of return on plan assets	8.25%	8.25%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2007 and 2006 as well as the funded status at December 31, 2007 and 2006:

	Defined Benefit Plans				Postretirement Benefit Plans
	2007		2006
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	2007	2006
Benefit obligations at beginning of year*	$1,268	$147	$1,391	$153	$428	$417
Service cost	48	2	47	6	9	9
Interest cost	74	9	76	9	25	22
Actuarial losses (gains)	(47)	—	(90)	(6)	(15)	9
Plan amendments	1	—	2	(2)	10	(1)
Benefits paid	(147)	(12)	(158)	(13)	(40)	(39)
Premiums paid by participants	—	—	—	—	13	11
Special termination benefits	5	—	—	—	—	—
Benefit obligations at end of year*	$1,202	$146	$1,268	$147	$430	$428
Fair value of plan assets at beginning of year**	$1,287		$1,196
Actual return on plan assets	75		149
Employer contributions	100		100
Benefits paid from plan assets	(147)		(158)

Fair value of plan assets at end of year**	$1,315		$1,287
Overfunded (underfunded) accumulated obligation	$173	$(144)	$95	$(145)
Provision for future salary increases	(60)	(2)	(76)	(2)

Funded status at end of year	$113	$(146)	$19	$(147)	$(430)	$(428)
*	Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations (“APBO”) for postretirement benefit plans. The accumulated benefit obligations for funded and unfunded defined benefit plans amounted to $1,142 and $144 million, respectively, at December 31, 2007 and $1,192 and $145 million, respectively, at December 31, 2006.
**	There are no plan assets invested in Company stock.

The amounts reflected in the consolidated balance sheets at December 31, 2007 and 2006 pertaining to the defined benefit and postretirement benefit plans are classified as follows:

	Defined Benefit Plans				Postretirement Benefit Plans
	2007		2006
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	2007	2006
Prepaid retirement costs*	$122	$—	$21	$—	$—	$—
Retirement benefit liabilities (including current portion)**	(9)	(146)	(2)	(147)	(430)	(428)
Funded status at end of year	$113	$(146)	$19	$(147)	$(430)	$(428)
*	Included in deferred charges and other assets in the consolidated balance sheets.
**	The current portion of retirement liabilities, which totaled $60 and $54 million at December 31, 2007 and 2006, respectively, is classified in accrued liabilities in the consolidated balance sheets.

The following table sets forth the cumulative amounts not yet recognized in net income at December 31, 2007 and 2006:

	Defined Benefit Plans				Postretirement Benefit Plans
	2007		2006
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	2007	2006
Cumulative amounts not yet recognized in net income:
Prior service costs (benefits)	$14	$(3)	$15	$(3)	$(8)	$(19)
Actuarial losses	205	48	253	56	56	73
Accumulated other comprehensive loss (before related tax benefit)	$219	$45	$268	$53	$48	$54

The asset allocations attributable to the funded defined benefit plans at December 31, 2007 and 2006 and the target allocation of plan assets for 2008, by asset category, are as follows:

		December 31
(In Percentages)	2008 Target	2007	2006
Asset category:
Equity securities	60%	61%	65%
Debt securities	35	35	32
Other	5	4	3
Total	100%	100%	100%

The investment strategy of the Company’s funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation.

Management currently anticipates making up to $100 million of voluntary contributions to the Company’s funded defined benefit plans in 2008.

The expected benefit payments through 2017 for the defined benefit and postretirement benefit plans are as follows:

	Defined Benefit Plans
(Millions of Dollars)	Funded Plans	Unfunded Plans	Postretirement Benefit Plans*
Year ending December 31:
2008	$148	$22	$56
2009	$146	$21	$61
2010	$142	$25	$64
2011	$142	$15	$70
2012	$137	$15	$68
2013 through 2017	$611	$58	$370
*	Before premiums paid by participants.

The measurement date for the Company’s defined benefit and postretirement benefit plans is December 31. The following weighted-average assumptions were used at December 31, 2007 and 2006 to determine benefit obligations for the plans:

	Defined Benefit Plans		Postretirement Benefit Plans
(In Percentages)	2007	2006	2007	2006
Discount rate	6.25%	5.85%	6.10%	5.80%
Rate of compensation increase	4.00%	4.00%

The health care cost trend assumption used at December 31, 2007 to compute the APBO for the postretirement benefit plans was an increase of 10.0 percent (10.0 percent at December 31, 2006), which is assumed to decline gradually to 5.5 percent in 2017 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2007:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	$1	$(1)
Effect on APBO	$10	$(9)

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco’s contributions, which are principally based on a percentage of employees’ annual base compensation and are charged against income as incurred, amounted to $27, $24 and $24 million in 2007, 2006 and 2005, respectively.

Sunoco’s principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee’s base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company’s Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 2007, no such borrowings had been approved.

10. Deferred Charges and Other Assets

Deferred charges and other assets consist of the following:

	December 31
(Millions of Dollars)	2007	2006
Goodwill	$126	$125
Propylene supply contract	99	110
Dealer and distributor contracts and other intangible assets	59	66
Prepaid retirement costs	122	21
Restricted cash	68	42
Other	100	109
	$574	$473

During 2003, Sunoco formed a limited partnership with Equistar Chemicals, L.P. (“Equistar”) involving Equistar’s ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell/Basell Industries. Under the terms of the partnership agreement, the partnership has agreed to provide Sunoco with 700 million pounds per year of propylene pursuant to a 15-year supply contract. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. At the time of the transaction, $160 million was allocated to the propylene supply contract, which is being amortized over the life of the contract in a manner that reflects the future decline in the fixed discount over the contract period.

11. Short-Term Borrowings and Credit Facilities

The Company has a $1.3 billion revolving credit facility (the “Facility”), of which $1.2245 billion matures in August 2012 with the balance maturing in August 2011. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2007, the Company’s tangible net worth was $2.8 billion and its targeted tangible net worth was $1.7 billion. The Facility also requires that Sunoco’s ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2007, this ratio was .27 to 1. At December 31, 2007, the Facility was being used to support $103 million of floating-rate notes due in 2034 (Note 12). At December 31, 2006, $275 million of commercial paper was outstanding under the Facility (with a weighted-average interest rate of 5.43 percent).

Sunoco Logistics Partners L.P. had a $300 million revolving credit facility, which was scheduled to mature in November 2010. In August 2007, the Partnership replaced this facility with a new $400 million revolving credit facility, which expires in November 2012. The new facility is available to fund the Partnership’s working capital requirements, to finance acquisitions, and for general partnership purposes. Amounts outstanding under these facilities totaled $91 and $68 million at December 31, 2007 and 2006, respectively. The new facility contains a covenant requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt (including letters of credit) to its consolidated EBITDA (each as defined in the new facility). At December 31, 2007, the Partnership’s ratio of its consolidated debt to its consolidated EBITDA was 2.7 to 1.

In November 2007, the Partnership entered into two standby letters of credit totaling $130 million. The letters of credit, which are effective January 1, 2008, are required in connection with certain crude oil exchange contracts in which the Partnership is a party. The letters of credit are subject to commitment fees, which are not material.

12. Long-Term Debt

	December 31
(Millions of Dollars)	2007	2006
9% debentures due 2024	$65	$65
7 3/4% notes due 2009	146	146
7 1/4% notes due 2012	250	250
6 3/4% notes due 2011	177	177
6 3/4% convertible subordinated debentures due 2012 (Note 16)	7	7
6 1/8% notes due 2016	175	175
5 3/4% notes due 2017	400	400
4 7/8% notes due 2014	250	250
Floating-rate notes (interest of 3.49% at December 31, 2007) due 2034 (Note 11)	103	103
Revolving credit loan, floating interest rate (5.47% at December 31, 2007) due 2012 (Note 11)	91	68
Other	67	75
	1,731	1,716
Less: unamortized discount	3	4
current portion	4	7
	$1,724	$1,705

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2008 through 2012 is as follows (in millions of dollars):

2008	$4	2011	$179
2009	$149	2012	$480
2010	$7

The $103 million of floating-rate notes due in 2034, which are remarketed weekly, have been classified as long-term debt as the Company intends to continue the remarketing of the notes. In the event the notes are not remarketed, the Company can refinance them on a long-term basis utilizing its revolving credit facility (Note 11).

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $86, $84 and $67 million in 2007, 2006 and 2005, respectively.

The following table summarizes Sunoco’s long-term debt (including current portion) by issuer:

	December 31
(Millions of Dollars)	2007	2006
Sunoco, Inc.	$1,043	$1,043
Sunoco Logistics Partners L.P.	515	492
Other	170	177
	$1,728	$1,712

13. Other Deferred Credits and Liabilities

Other deferred credits and liabilities consist of the following:

	December 31
(Millions of Dollars)	2007	2006
Self-insurance accrual	$ 96	$109
Unrecognized tax benefits and related interest and penalties (Note 4)*	86	—
Environmental remediation accrual (Note 14)	83	85
Deferred revenue on power contract restructuring**	73	76
Asset retirement obligations	69	68
Other	131	139
	$538	$477
*	At January 1, 2007, unrecognized tax benefits and related interest and penalties totaled $55 million, which consisted of a $17 million ($12 million after tax) cumulative effect adjustment to retained earnings that was recognized on January 1, 2007 upon adoption of FASB Interpretation No. 48 and $38 million that was reflected in taxes payable and deferred income taxes in the consolidated balance sheet at December 31, 2006.
**	Amortized over a 30-year period ending in 2035.

14. Commitments and Contingent Liabilities

Leases and Other Commitments

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2007, 2006 and 2005 amounted to $199, $199 and $198 million, respectively, which include contingent rentals totaling $15, $13 and $12 million, respectively. Approximately 6 percent of total rental expense was recovered through related sub-lease rental income during 2007.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases, including amounts pertaining to lease extension options which are assumed to be exercised, are as follows:

(Millions of Dollars)	Current Lease Term	Lease Extension Options	Total
Year ending December 31:
2008	$155	$—	$155
2009	127	1	128
2010	109	3	112
2011	67	6	73
2012	53	8	61
Thereafter	273	214	487
Future minimum lease payments	$784	$232	1,016

Less: Sub-lease rental income			(24)
Net minimum lease payments			$992

Approximately 26 percent of the aggregate amount of future minimum annual rentals applicable to noncancelable operating leases relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2007. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

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

The fixed and determinable amounts of the obligations under these agreements are as follows:

(Millions of Dollars)
Year ending December 31:
2008	$8
2009	8
2010	8
2011	8
2012	8
2013 through 2018	22
Total	62
Less: Amount representing interest	(15)
Total at present value	$47

Payments under these agreements, including variable components, totaled $21, $21 and $20 million for the years 2007, 2006 and 2005, respectively.

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

Existing laws and regulations result in liabilities and loss contingencies for remediation at Sunoco’s facilities and at formerly owned or third-party sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31
(Millions of Dollars)	2007	2006
Accrued liabilities	$39	$36
Other deferred credits and liabilities	83	85
	$122	$121

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Retail Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2004	$48	$74	$5	$15	$4	$2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$36	$78	$3	$15	$3	$2	$137
Accruals	6	19	1	2	1	—	29
Payments	(9)	(24)	(1)	(5)	(2)	(1)	(42)
Other	1	(4)	—	—	—	—	(3)
At December 31, 2006	$34	$69	$3	$12	$2	$1	$121
Accruals	13	19	2	5	2	—	41
Payments	(12)	(21)	(1)	(5)	(2)	—	(41)
Other	—	—	—	—	1	—	1
At December 31, 2007	$35	$67	$4	$12	$3	$1	$122

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

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates and the determination of Sunoco’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2007, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $100 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company’s financial position.

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

Future costs for environmental remediation activities at the Company’s retail marketing sites will also be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2007, Sunoco had been named as a PRP at 33 sites identified or potentially identifiable as “Superfund” sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco’s level of participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $8 million at December 31, 2007. As a result, Sunoco’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities, formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $14 million at December 31, 2007 and are included principally in deferred charges and other assets in the consolidated balance sheets.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline are defendants in approximately 77 lawsuits in 18 states and the Commonwealth of Puerto Rico, which allege MTBE contamination in groundwater. Plaintiffs, who include water purveyors and municipalities responsible for supplying drinking water and private well owners, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminates groundwater. Plaintiffs are asserting primarily product liability claims and additional claims including nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. In addition, several actions commenced by state authorities allege natural resource damages. Plaintiffs are seeking to rely on a “joint liability of industry” theory at trial, although there has been no ruling as to whether the plaintiffs will be permitted to pursue this theory. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, punitive damages and attorneys’ fees.

The majority of MTBE cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358) (“MDL Litigation”). Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In one of the four cases, the Suffolk County Water Authority case, the court has set a trial date in September 2008. In addition, several private well owner cases are moving forward. Sunoco is a defendant in two of those cases. The Second Circuit Court of Appeals (“Second Circuit”) recently rendered a decision in two MTBE cases that are part of the MDL Litigation in which it held that there was no federal jurisdiction for the removal of these cases to federal court and consequently ordered that the cases be remanded back to the state courts from which they originated. The parties and the judge in the MDL Litigation are evaluating the impact of the Second Circuit’s decision on the remaining cases that are part of the MDL Litigation and a number of additional cases have been remanded back to the state court.

In December 2007, Sunoco, along with other refiners, entered into a settlement in principle pertaining to certain MTBE cases. This settlement will cover 53 of the cases referred to above, including the Suffolk County Water Authority case. The settlement for these cases will require a cash payment by the group of settling refiner defendants of approximately $424 million (which includes attorneys’ fees) plus an agreement in the future to fund costs of treating existing wells as to which MTBE has not currently been detected which later is detected, over four consecutive quarters, above certain concentration levels. As MTBE is no longer used, and based on a generally declining trend in MTBE contamination, the Company does not anticipate substantial costs associated with the future treatment of existing wells. Under the settlement, Sunoco was assigned an allocation percentage and will be required to make a cash payment of approximately $28 million. In addition to the cash payment, Sunoco will participate on the same basis in any costs of future treatment of existing wells. Sunoco is attempting to recover the amount it is required to pay in settlement from its insurance carriers. In connection with the settlement, the Company established a $28 million accrual ($17 million after tax) in 2007 (Note 2).

For the group of MTBE cases that are not covered by the settlement, there has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of the ultimate liability to Sunoco. Based on the current law and facts available at this time, no accrual has been established for any potential damages at December 31, 2007 and Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Many other legal and administrative proceedings are pending or may be brought against Sunoco arising out of its current and past operations, including matters related to commercial and tax disputes, product liability, antitrust, employment claims, leaks from pipelines and underground storage tanks, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances (such as benzene or asbestos) and general environmental claims. Although the ultimate outcome of these proceedings and other matters identified above cannot be ascertained at this time, it is reasonably possible that some of these matters could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any future quarter or year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2007.

15. Minority Interests

Cokemaking Operations

Sunoco received a total of $309 million in exchange for interests in its Jewell cokemaking operations in two separate transactions in 1995 and 2000. Sunoco also received a total of $415 million in exchange for interests in its Indiana Harbor cokemaking operations in two separate transactions in 1998 and 2002. Sunoco did not recognize any gain as of the dates of these transactions because the third-party investors were entitled to a preferential return on their respective investments. In December 2006, Sunoco acquired the limited partnership interest of the third-party investor in the Jewell cokemaking operation for $155 million and recognized a $3 million after-tax loss in other income (loss), net, in the 2006 consolidated statement of income in connection with this transaction. As a result, such third-party investor is no longer entitled to any preferential or residual return in this operation.

The returns of the investors in the Indiana Harbor cokemaking operations were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 at which time the investor entitled to the preferential return recovered its investment and achieved a cumulative annual after-tax return of approximately 10 percent. After payment of the preferential return, the investors in the Indiana Harbor operations are now entitled to a minority interest in the related net income amounting to 34 percent which declines to 10 percent by 2038.

The Company indemnifies the third-party investors (including the former investor in the Jewell cokemaking operations) for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service disallows the tax deductions and benefits allocated to the third parties or if there is a change in the tax laws that reduces the amount of nonconventional fuel tax credits. These tax indemnifications are in effect until the applicable tax returns are no longer subject to Internal Revenue Service review. Although the Company believes the possibility is remote that it will be required to do so, at December 31, 2007, the maximum potential payment under these tax indemnifications would have been approximately $265 million.

The following table sets forth the minority interest balances and the changes in these balances attributable to the third-party investors’ interests in cokemaking operations:

(Millions of Dollars)	2007	2006	2005
Balance at beginning of year	$102	$234	$287
Nonconventional fuel credit and other tax benefits*	(3)	(45)	(57)
Preferential return*	20	48	42
Cash distributions to third-party investors	(36)	(43)	(38)
Acquisition of third-party investor’s interest in Jewell cokemaking operations (Note 2)	—	(92)	—
Balance at end of year	$83	$102	$234
*	The nonconventional fuel credit and other tax benefits and the preferential return are included in other income (loss), net, in the consolidated statements of income (Notes 1 and 3). The preferential return for 2006 includes an $11 million increase ($7 million after tax) attributable to a correction of an error in the computation of the preferential return relating to prior years. Prior-period amounts have not been restated as this adjustment was not deemed to be material.

Logistics Operations

During the 2005-2006 period, Sunoco Logistics Partners L.P. issued a total of 7.1 million limited partnership units in a series of public offerings, generating $270 million of net proceeds. Coincident with certain of these offerings, the Partnership redeemed 2.8 million limited partnership units owned by Sunoco for $99 million. Upon completion of these transactions, Sunoco’s interest in the Partnership, including its 2 percent general partnership interest, decreased to 43 percent. The accounts of the Partnership continue to be included in Sunoco’s consolidated financial statements.

As of December 31, 2007 and 2006, Sunoco owned 12.06 million limited partnership units. At December 31, 2006, this ownership interest consisted of 6.37 million common units and 5.69 million subordinated units. Distributions on Sunoco’s subordinated units were payable only after the minimum quarterly distributions of $.45 per unit for the common units held by the public and Sunoco, including any arrearages, had been made. The subordinated units were convertible to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods had been met. In February 2007, 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2006, 2005 and 2004 were paid, all three three-year requirements were satisfied. As a result, all of Sunoco’s subordinated units have been converted to common units, 5.69 million in February 2007 and 2.85 million each in February 2006 and February 2005.

The Partnership’s prior issuance of common units to the public resulted in an increase in the value of Sunoco’s proportionate share of the Partnership’s equity as the issuance price per unit exceeded Sunoco’s carrying amount per unit at the time of issuance. Prior to February 2007, the resultant gain to Sunoco on these transactions had been deferred as a component of minority interest in the Company’s consolidated balance sheets as the common units issued did not represent residual interests in the Partnership due to Sunoco’s ownership of the subordinated units. The deferred gain, which amounted to $151 million ($90 million after tax), was recognized in income in the first quarter of 2007 when Sunoco’s remaining subordinated units converted to common units at which time the common units became the residual interests.

Sunoco is a party to various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco and provide indemnifications by Sunoco for certain environmental, toxic tort and other liabilities related to operation of the Partnership’s assets prior to its initial public offering in February 2002.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investors’ interests in Sunoco Logistics Partners L.P.:

(Millions of Dollars)	2007	2006	2005
Balance at beginning of year	$ 503	$397	$232
Gain recognized in income related to prior issuance of the Partnership’s limited partnership units	(151)	—	—
Net proceeds from public equity offerings	—	110	160
Minority interest share of income*	56	42	28
Increase attributable to Partnership management incentive plan	3	2	5
Cash distributions to third-party investors**	(55)	(48)	(28)
Balance at end of year	$ 356	$503	$397
*	Included in selling, general and administrative expenses in the consolidated statements of income.
**	During the 2005-2007 period, the Partnership increased its quarterly cash distribution per unit from $.625 to $.87.

Epsilon Joint Venture Operations

Sunoco and a third party were owners of Epsilon Products Company, LLC (“Epsilon”), a joint venture that consists of polymer-grade propylene operations at Sunoco’s Marcus Hook, PA refinery and an adjacent polypropylene plant. The joint venture was a variable interest entity for which the Company was the primary beneficiary. As such, the accounts of Epsilon were included in Sunoco’s consolidated financial statements. In December 2007, in connection with mediation concerning litigation among Sunoco, Inc., Epsilon and the Epsilon joint-venture partners related to Sunoco, Inc.’s repayment under a debt guarantee of $151 million of Epsilon’s debt in 2006, Sunoco agreed to purchase the joint-venture partner’s interest in Epsilon for $18 million. All litigation concerning this matter is now settled.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investor’s interest in Epsilon:

(Millions of Dollars)	2007	2006	2005
Balance at beginning of year	$13	$16	$11
Minority interest share of income (loss)*	(6)	(3)	5
Acquisition of third-party investor’s interest in Epsilon	(7)	—	—
Balance at end of year	$—	$13	$16
*	Included in selling, general and administrative expenses in the consolidated statements of income.

16. Shareholders’ Equity

Each share of Company common stock is entitled to one full vote. The $7 million of outstanding 6 3/4 percent subordinated debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $20.41 per share and are redeemable at the option of the Company. At December 31, 2007, there were 355,561 shares of common stock reserved for this potential conversion (Note 12).

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

The Company increased the quarterly cash dividend paid on common stock from $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006, to $.275 per share ($1.10 per year) beginning with the second quarter of 2007 and to $.30 per share ($1.20 per year) beginning with the second quarter of 2008.

The Company repurchased in 2007, 2006 and 2005, 4.0, 12.2 and 6.7 million shares, respectively, of its common stock for $300, $871 and $435 million, respectively. In 2006, the Company announced that its Board had approved additional share repurchase authorizations totaling $1.5 billion. At December 31, 2007, the Company had a remaining authorization from its Board to repurchase up to $649 million of Company common stock from time to time depending on prevailing market conditions and available cash.

The Company’s Articles of Incorporation authorize the issuance of up to 15 million shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2007, no such shares had been issued.

The following table sets forth the components (net of related income taxes) of the accumulated other comprehensive loss balances in shareholders’ equity:

	December 31
(Millions of Dollars)	2007	2006
Retirement benefit plan funded status adjustment (Notes 1 and 9)	$(185)	$(223)
Hedging activities (Note 18)	(13)	38
Available-for-sale securities	5	9
	$(193)	$(176)

17. Management Incentive Plans

Sunoco’s principal management incentive plans are the Executive Incentive Plan (“EIP”) and the Long-Term Performance Enhancement Plan II (“LTPEP II”). The EIP provides for the payment of annual cash incentive awards while the LTPEP II provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. LTPEP II authorizes the use of eight million shares of common stock for awards. At December 31, 2007, 3,042,379 shares of common stock were available for grant. No awards may be granted under LTPEP II after December 31, 2008, unless the Board extends this date to a date no later than December 31, 2013.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), utilizing the modified-prospective method.

SFAS No. 123R revised the accounting for stock-based compensation required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) (Note 1).

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

	2007	2006	2005
Expected life (years)	5	5	5
Risk-free interest rate	3.5%	4.4%	4.5%
Dividend yield	1.7%	1.5%	1.0%
Expected volatility	29.0%	28.8%	27.7%

The following table summarizes information with respect to common stock option awards under Sunoco’s management incentive plans:

	Management Incentive Plans
(Dollars in Millions, Except Per-Share and Per-Option Amounts)	Shares Under Option	Weighted- Average Option Price Per Share	Weighted- Average Fair Value Per Option*	Intrinsic Value
Outstanding, December 31, 2004	2,767,088	$26.42
Granted	373,700	$77.54	$22.76
Exercised	(1,612,482)	$20.39		$77
Canceled	—
Outstanding, December 31, 2005	1,528,306	$45.27
Granted	456,325	$68.72	$19.68
Exercised	(658,190)	$38.05		$20
Canceled	(6,400)	$52.61
Outstanding, December 31, 2006	1,320,041	$56.95
Granted	502,434	$64.19	$16.92
Exercised**	(250,167)	$31.26		$11
Canceled	—
Outstanding, December 31, 2007	1,572,308 ***	$63.35		$16
Exercisable, December 31
2005	333,406	$18.94
2006	492,016	$30.47
2007	613,549 ***	$58.67		$10
*	Represents the weighted-average fair value per option granted as of the date of grant.
**	Cash received by the Company upon exercise totaled $6 million and the related tax benefit realized amounted to $5 million.
***	The weighted-average remaining contractual term of outstanding options and exercisable options was 8.4 and 6.9 years, respectively.

Common stock award units under the Company’s management incentive plans mature upon completion of a three-year service period or upon attainment of predetermined performance targets during the three-year period. For performance-based awards, adjustments for attainment of performance targets can range from 0-200 percent of the award grant. Awards are payable in cash or common stock. Awards to be paid in cash are classified as liabilities in the Company’s consolidated balance sheets and are re-measured for expense purposes at fair value each period (based on the fair value of an equivalent number of Sunoco common shares at the end of the period) with any change in fair value recognized as an increase or decrease in income. For service-based awards to be settled in common stock, the grant-date fair value is based on the closing price of the Company’s shares on the date of grant. For performance-based awards, the payout of which is determined by market conditions related to stock price performance, the grant-date fair value is generally estimated using a Monte Carlo simulation model. Use of this model requires the Company to make certain assumptions regarding expected volatility of the Company’s stock price during the vesting period as well as regarding the risk-free interest rate and correlations of stock returns among the Company and its peers. The Company uses historical share prices, for a period equivalent to the award’s term, to estimate the expected volatility of the Company’s share price. The risk-free interest rate is based on the U.S. Treasury yield curve at the date of grant for a term that approximates the award’s term. Correlations of stock returns among the Company and its peers are calculated using historical daily stock-return data for a period equivalent to the award’s term.

The following tables set forth separately information with respect to common stock unit awards to be settled in cash and awards to be settled in stock under Sunoco’s management incentive plans:

Cash Settled Awards
(Dollars in Millions, Except Per-Unit Amounts)	Awards	Weighted- Average Fair Value Per Unit*	Fair/ Intrinsic Value
Nonvested, December 31, 2004	695,470	$25.72
Granted	99,170	$77.54
Performance factor adjustment**	263,500
Vested***	(527,000)	$15.08	$43
Nonvested, December 31, 2005	531,140	$40.68
Granted	128,980	$68.43
Performance factor adjustment**	233,530
Vested***	(467,060)	$24.51	$31
Nonvested, December 31, 2006	426,590	$57.92
Granted	143,170	$63.98
Performance factor adjustment**	198,440
Vested***	(396,880)	$41.28	$29
Nonvested, December 31, 2007	371,320 †	$69.15
*	Represents the weighted-average fair value per unit as of the date of grant.
**	Consists of adjustments to vested performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.
***	Cash payments for vested awards are made in the first quarter of the following year.
†	Includes 180,920 awards attributable to retirement-eligible employees for whom no further service is required.

Stock Settled Awards
(Dollars in Millions, Except Per-Unit Amounts)	Awards	Weighted- Average Fair Value Per Unit*	Fair/ Intrinsic Value
Nonvested, December 31, 2004	140,680	$26.49
Granted	3,500	$77.54
Performance factor adjustment**	34,600
Vested	(73,200)	$15.07	$6
Nonvested, December 31, 2005	105,580	$32.36
Granted	115,785	$74.06
Performance factor adjustment**	27,600
Vested	(81,200)	$23.41	$5
Canceled	(4,830)	$46.57
Nonvested, December 31, 2006	162,935	$64.70
Granted	117,490	$65.42
Performance factor adjustment**	20,760
Vested	(66,040)	$40.58	$4
Canceled	(3,980)	$73.62
Nonvested, December 31, 2007	231,165	$69.69
*	Represents the weighted-average fair value per unit as of the date of grant.
**	Consists of adjustments to vested performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.

For the years 2007, 2006 and 2005, the Company recognized stock-based compensation expense of $33, $35 and $65 million, respectively, and related tax benefits of $13, $14 and $26 million, respectively. As of December 31, 2007, total compensation cost related to nonvested awards not yet recognized was $20 million, and the weighted-average period over which this cost is expected to be recognized in income is 2.1 years. The stock-based compensation expense and the total compensation cost related to nonvested awards not yet recognized reflect the Company’s estimates of performance factors pertaining to performance-based common stock unit awards. In addition, equity-based compensation expense attributable to Sunoco Logistics Partners L.P. for 2007, 2006 and 2005 amounted to $5, $4 and $3 million, respectively.

18. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco’s current assets (other than inventories and deferred income taxes) and current liabilities (other than the current portion of retirement benefit liabilities) are financial instruments. The estimated fair values of these financial instruments approximate their carrying amounts. At December 31, 2007 and 2006, the estimated fair value of Sunoco’s long-term debt was $1,792 and $1,757 million, respectively, compared to carrying amounts of $1,724 and $1,705 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

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

Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain expected refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company’s electricity and natural gas purchases or sales.

Beginning in the second quarter of 2006, Sunoco increased its use of ethanol as an oxygenate component in gasoline in response to the new renewable fuels mandate for ethanol and the discontinuance of the use of MTBE as a gasoline blending component. Since then, most of the ethanol purchased by Sunoco has been through normal fixed-price purchase contracts. To reduce the margin risk created by these fixed-price contracts, the Company entered into derivative contracts to sell gasoline at a fixed price to hedge a similar volume of forecasted floating-price gasoline sales over the term of the ethanol contracts. In effect, these derivative contracts have locked in an acceptable differential between the gasoline price and the cost of the ethanol purchases for gasoline blending during this period.

As a result of changes in the price of gasoline, the fair value of the fixed-price gasoline contracts decreased $97 million ($58 million after tax) in 2007 after increasing $82 million ($48 million after tax) in 2006. As these derivative contracts have been designated as cash flow hedges, these changes in fair value are not initially included in net income but rather are reflected in the net hedging losses component of comprehensive income. The fair value of these contracts at the time the positions are closed is recognized in income when the hedged items are recognized in income, with Sunoco’s margin reflecting the differential between the gasoline sales prices hedged to a fixed price and the cost of fixed-price ethanol purchases. Net gains (losses) totaling $(14) and $11 million ($(8) and $6 million after tax) were reclassified to net income in 2007 and 2006, respectively, when the hedged items were recognized in net income.

At December 31, 2007, the Company had recorded liabilities totaling $36 million for hedging losses and assets totaling $12 million for hedging gains (including amounts attributable to the fixed-price gasoline sales contracts discussed above), which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during the 2005-2007 period was not material. Open contracts as of December 31, 2007 vary in duration but generally do not extend beyond 2008.

19. Business Segment Information

Sunoco is principally a petroleum refiner and marketer, and chemicals manufacturer with interests in logistics and cokemaking. Sunoco’s operations are organized into five business segments.

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

The Retail Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in 27 states primarily on the East Coast and in the Midwest region of the United States.

The Chemicals segment manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia and Eagle Point refineries. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon facility. This segment also distributes and markets these products.

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

The Coke segment makes high-quality, blast-furnace coke at facilities located in East Chicago, IN (Indiana Harbor), Vansant, VA (Jewell) and Franklin Furnace, OH (Haverhill), and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with a major steel company. Sunoco is also the operator of a cokemaking plant in Vitória, Brazil which commenced operations in the first quarter of 2007. During the fourth quarter of 2007, Sunoco increased its investment in the project company that owns the Vitória facility, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity, the Haverhill plant produces steam that is sold to the Chemicals business and the Vitória plant produces steam that is sold to the majority common shareholder of its project company. An additional cokemaking facility and associated cogeneration power plant are currently under construction at the Haverhill site, which are expected to be operational in the second half of 2008.

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

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals		Logistics	Coke		Corporate and Other		Consolidated
2007
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$21,149	$14,333	$2,786		$5,696	$506		$—		$44,470
Intersegment	$12,078	$—	$—		$1,676	$10		$—		$—
Pretax segment income (loss)	$1,255	$113	$40		$71	$14		$(84)		$1,409
Income tax (expense) benefit	(483)	(44)	(14)		(26)	15		34		(518)
After-tax segment income (loss)	$772	$69	$26		$45	$29		$(50	)*	$891
Equity income	$3	$—	$—		$28	$—		$—		$31
Depreciation, depletion and amortization	$240	$108	$75		$37	$20		$—		$480
Capital expenditures	$700	$111	$66	**	$120	$182	***	$—		$1,179
Investments in affiliated companies	$25	$—	$—		$88	$41		$—		$154
Identifiable assets	$5,437	$1,386	$1,630		$2,446	$706		$921	†	$12,426	††
*	Consists of $67 million of after-tax corporate expenses, $41 million of after-tax net financing expenses and other, a $90 million after-tax gain related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units and a $32 million after-tax provision for asset write-downs and other matters (Notes 2 and 15).
**	Excludes $18 million acquisition of the minority interest in the Epsilon polypropylene operations (Note 15).
***	Excludes $39 million investment in Brazilian cokemaking operations.
†	Consists of Sunoco’s $130 million consolidated deferred income tax asset and $791 million attributable to corporate activities.
††	After elimination of intersegment receivables.

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals		Logistics		Coke		Corporate and Other		Consolidated
2006
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$18,140	$13,482	$2,544		$3,995		$475		$—		$38,636
Intersegment	$11,068	$—	$—		$1,837		$10		$—		$—
Pretax segment income (loss)	$1,467	$129	$61		$55		$52		$(184)		$1,580
Income tax (expense) benefit	(586)	(53)	(18)		(19)		(2)		77		(601)
After-tax segment income (loss)	$881	$76	$43		$36		$50		$(107	)*	$979
Equity income	$4	$—	$—		$22		$—		$—		$26
Depreciation, depletion and amortization	$225	$104	$74		$38		$18		$—		$459
Capital expenditures	$712	$112	$62	**	$119	***	$14	†	$—		$1,019
Investments in affiliated companies	$22	$—	$—		$85		$2		$—		$109
Identifiable assets	$5,144	$1,409	$1,598		$1,991		$483		$430	††	$10,982	†††
*	Consists of $58 million of after-tax corporate expenses and $49 million of after-tax net financing expenses and other.
**	Excludes a $14 million purchase price adjustment to the 2001 Aristech Chemical Corporation acquisition attributable to an earn-out payment made in 2006. The earn out, which relates to 2005, was due to realized margins for phenol exceeding certain agreed-upon threshold amounts.
***	Excludes the acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million (Note 2).
†	Excludes $155 million acquisition of the minority interest in the Jewell cokemaking operations (Notes 2 and 15).
††	Consists of Sunoco’s $93 million consolidated deferred income tax asset and $337 million attributable to corporate activities.
†††	After elimination of intersegment receivables.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics		Coke	Corporate and Other		Consolidated
2005
Sales and other operating revenue (including consumer excise taxes):
Unaffiliated customers	$16,620	$11,783	$2,440	$2,497		$414	$—		$33,754
Intersegment	$9,420	$—	$—	$1,983		$6	$—		$—
Pretax segment income (loss)	$1,582	$50	$152	$37		$69	$(310)		$1,580
Income tax (expense) benefit	(635)	(20)	(58)	(15)		(21)	143		(606)
After-tax segment income (loss)	$947	$30	$94	$22		$48	$(167	)*	$974
Equity income	$10	$—	$—	$16		$—	$—		$26
Depreciation, depletion and amortization	$201	$105	$71	$36		$16	$—		$429
Capital expenditures	$687	$117	$55	$79	**	$32	$—		$970
Investments in affiliated companies	$37	$—	$—	$86		$1	$—		$124
Identifiable assets	$3,866	$1,390	$1,583	$1,586		$417	$1,152	***	$9,931	†
*	Consists of $84 million of after-tax corporate expenses, $45 million of after-tax net financing expenses and other, an $18 million net after-tax gain related to income tax matters and a $56 million after-tax loss associated with the Chemicals segment’s phenol supply contract dispute (Notes 2, 3 and 4).
**	Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in Mesa Pipeline (Note 2).
***	Consists of Sunoco’s $215 million consolidated deferred income tax asset and $937 million attributable to corporate activities.
†	After elimination of intersegment receivables.

The following table sets forth Sunoco’s sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	2007	2006	2005
Gasoline:
Wholesale	$6,451	$5,633	$5,339
Retail	10,344	9,490	7,929
Middle distillates	11,824	9,952	8,866
Residual fuel	1,637	1,428	1,509
Petrochemicals	3,489	3,196	3,014
Lubricants	506	562	417
Other refined products	727	622	517
Convenience store merchandise	536	528	535
Other products and services	289	228	204
Resales of purchased crude oil	5,566	3,888	2,422
Coke and coal	474	475	414
Consumer excise taxes	2,627	2,634	2,588
	$44,470	$38,636	$33,754

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2007		2006	2005
Refinery crude unit capacity at December 31	910.0	**	900.0	900.0
Input to crude units	834.7		840.6	881.0
Refinery crude unit capacity utilized	92%		93%	98%
*	Thousands of barrels daily, except percentages.
**	Reflects a 10 thousand barrels-per-day increase in MidContinent Refining in July 2007 attributable to a crude unit debottleneck project at the Toledo refinery.

Products Manufactured*	2007	2006	2005
Gasoline	439.2	436.2	443.4
Middle distillates	314.4	305.5	319.5
Residual fuel	66.6	74.0	76.2
Petrochemicals	37.2	35.6	36.8
Lubricants	11.6	13.2	13.2
Other	80.4	82.2	86.6
Total production	949.4	946.7	975.7
Less: Production used as fuel in refinery operations	43.4	43.9	48.6
Total production available for sale	906.0	902.8	927.1
*Thousands of barrels daily. Inventories*	2007	2006	2005
Crude oil	21.3	20.6	21.6
Refined products**	23.2	24.3	18.9
*	Millions of barrels at December 31.
**	Includes petrochemical inventories produced at Sunoco’s Marcus Hook, Philadelphia, Eagle Point and Toledo refineries, excluding cumene, which is included in the Chemicals segment.

Retail Sales*	2007	2006	2005
Gasoline	301.0	303.2	298.3
Middle distillates	40.6	42.9	45.3
	341.6	346.1	343.6
*	Thousands of barrels daily.

Retail Gasoline Outlets	2007	2006	2005
Direct outlets:
Company-owned or leased	1,144	1,196	1,288
Dealer-owned	575	564	544
Total direct outlets	1,719	1,760	1,832
Distributor outlets	2,965	2,931	2,931
	4,684	4,691	4,763

Chemicals Segment Data

Chemical Sales*	2007	2006	2005
Phenol and related products	2,508	2,535	2,579
Polypropylene	2,297	2,243	2,218
Other	80	88	91
	4,885	4,866	4,888
*Millions of pounds. Other Data	2007	2006	2005
Chemical inventories*	430	465	480
*Millions of pounds at December 31. Logistics Segment Data

Pipeline Shipments*	2007	2006	2005
Crude oil	23.3	21.1	16.3
Refined products	18.2	17.7	17.1
*	Billions of barrel miles. Excludes joint-venture operations.

Terminal Throughputs*	2007	2006	2005
Refined product terminals	434	392	390
Nederland, TX marine terminal	507	462	458
Other terminals	696	688	702
	1,637	1,542	1,550
*Thousands of barrels daily. Other Data	2007	2006	2005
Crude oil inventory*	2.0	2.7	2.0
*Millions of barrels at December 31. Coke Segment Data*

	2007	2006	2005
Coke production:
United States**	2,469	2,510	2,405
Brazil***	1,091	—	—
*	Thousands of tons.
**	Includes amounts attributable to the Haverhill facility from the date operations commenced in March 2005.
***	Consists of amounts attributable to the Vitória, Brazil facility from the date limited operations commenced in March 2007. Full production was achieved at this facility in the fourth quarter of 2007.

Selected Financial Data

(Millions of Dollars or Shares, Except Per-Share Amounts)	2007	2006	2005	2004	2003
Statement of Income Data:
Sales and other operating revenue (including consumer excise taxes)	$44,470	$38,636	$33,754	$25,468	$17,969
Net income*	$891	$979	$974	$605	$312
Per-Share Data**:
Net income:
Basic	$7.44	$7.63	$7.13	$4.08	$2.03
Diluted	$7.43	$7.59	$7.08	$4.04	$2.01
Cash dividends on common stock***	$1.075	$.95	$.75	$.575	$.5125
Balance Sheet Data:
Cash and cash equivalents	$648	$263	$919	$405	$431
Total assets	$12,426	$10,982	$9,931	$8,079	$7,053
Short-term borrowings and current portion of long-term debt	$4	$282	$177	$103	$103
Long-term debt	$1,724	$1,705	$1,234	$1,379	$1,498
Shareholders’ equity	$2,533	$2,075	$2,051	$1,607	$1,556
Outstanding shares of common stock**	117.6	121.3	133.1	138.7	150.8
Shareholders’ equity per outstanding share**	$21.54	$17.11	$15.41	$11.59	$10.32
*	Includes an after-tax gain related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units totaling $90 million in 2007, after-tax gains related to income tax matters totaling $18 and $18 million in 2005 and 2004, respectively, an after-tax gain associated with a retail marketing divestment program in the Midwest totaling $9 million in 2003, an after-tax loss associated with a phenol supply contract dispute totaling $56 million in 2005, after-tax provisions for asset write-downs and other matters totaling $32, $8 and $32 million in 2007, 2004 and 2003, respectively, and an after-tax loss from early extinguishment of debt totaling $34 million in 2004. (See Notes 2, 3, 4 and 12 to the consolidated financial statements.)
**	Share and per-share data presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005. (See Note 16 to the consolidated financial statements.)
***	The Company increased the quarterly cash dividend paid on common stock from $.125 per share ($.50 per year) to $.1375 per share ($.55 per year) beginning with the fourth quarter of 2003 and then to $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006, to $.275 per share ($1.10 per year) beginning with the second quarter of 2007 and to $.30 per share ($1.20 per year) beginning with the second quarter of 2008.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars, Except Per-Share Amounts and Common Stock Prices)

	2007						2006
	First Quarter		Second Quarter	Third Quarter	Fourth Quarter		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)	$9,135		$10,724	$11,475	$13,136		$8,569	$10,575	$10,480	$9,012
Gross profit*	$371		$1,057	$588	$314		$355	$925	$805	$452
Net income (loss)	$175	**	$509	$216	$(9	)***	$79	$426	$351	$123
Net income (loss) per share of common stock:
Basic	$1.44		$4.21	$1.82	$(.08)		$.59	$3.24	$2.77	$1.01
Diluted	$1.44		$4.20	$1.81	$(.08)		$.59	$3.22	$2.76	$1.00
Cash dividends per share of common stock	$.25		$.275	$.275	$.275		$.20	$.25	$.25	$.25
Common stock price†—high	$71.88		$86.40	$85.00	$78.80		$97.25	$88.15	$80.45	$69.42
—low	$56.68		$70.03	$60.69	$62.25		$71.05	$60.34	$57.61	$57.50
—end of period	$70.44		$79.68	$70.78	$72.44		$77.57	$69.29	$62.19	$62.36
*	Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.
**	Includes a $90 million after-tax gain related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units.
***	Includes a $32 million after-tax provision for asset write-downs and other matters.
†

The Company’s common stock is principally traded on the New York Stock Exchange, Inc. under the symbol “SUN.” The Company had approximately 20,900 holders of record of common stock as of January 31, 2008.